: 1/8

04012768

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yara International ASA

*CURRENT ADDRESS Bygdøy allé 2
N-0257 Oslo
Norway

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34770 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 2/10/04

DEMERGER INFORMATION MEMORANDUM

In connection with the demerger of

NORSK HYDRO ASA

HYDRO

In reviewing this Information Memorandum, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 14.

***

This Information Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any securities.

***

This Information Memorandum is being distributed to all registered holders of Norsk Hydro ASA's shares as of November 28, 2003, using the addresses held on file by VPS. Further copies of the Information Memorandum and documents referred to in the Information Memorandum are available from the Financial Advisors and Norsk Hydro ASA.

November 28, 2003

Financial Advisors

ABG Sundal Collier

UBS Investment Bank

TABLE OF CONTENTS

NOTICES TO HOLDERS OF SHARES
AND
AMERICAN DEPOSITARY SHARES ("ADSs") REPRESENTING SUCH SHARES
OF
NORSK HYDRO ASA

Notice to Holders of Hydro Shares and ADSs in the United States:

The AgriHold ASA ("AgriHold") Shares to be distributed to you in connection with the Demerger will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and will be distributed to you in reliance on the position taken by the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"), set forth in Staff Legal Bulletin No. 4, issued on September 16, 1997, that the shares do not require registration under the Securities Act if, as is the case with respect to the Demerger, certain conditions specified in SLB No. 4 are satisfied.

AgriHold intends to apply for an exemption from the filing requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Rule 12g3-2(b) thereunder, and AgriHold expects to be advised by the SEC that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act. If AgriHold is added to this list, it will furnish certain documents to the SEC in accordance with that rule. These documents will consist primarily of regularly prepared financial statements and annual reports of AgriHold which, in accordance with the rule, will be in the form prescribed by Norwegian law or practice and are not deemed to be filed with the SEC.

Since the AgriHold Shares will not initially be listed on any exchange or quoted on an inter-dealer quotation system in the United States, it is unlikely that an active trading market will develop in the United States for these shares.

Notice to Holders of Hydro Shares in Germany:

The AgriHold Shares have not been and will not be publicly offered in Germany and, accordingly, no securities sales prospectus (*Verkaufsprospekt*) for a public offering of the AgriHold Shares in Germany in accordance with the Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*, the "Prospectus Act") has been or will be published or circulated in the Federal Republic of Germany. Any resale of the AgriHold Shares in the Federal Republic of Germany may only be made in accordance with the provisions of the Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the sale and offering of securities.

Notice to Holders of Hydro Shares in the United Kingdom:

This document is being distributed in the United Kingdom in accordance with section 67 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 only to shareholders of Hydro ("Relevant Persons"). Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

This document and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

Notice to Holders of Hydro Shares outside Norway:

This Information Memorandum is not directed to persons whose involvement would require additional documents or other registrations and/or commitments than those required by Norwegian legislation. Persons to whom this Information Memorandum is distributed must ensure that they comply with such restrictions.

****

The delivery of this Information Memorandum shall not, under any circumstances, create any implication that there has been no change in the affairs of Norsk Hydro ASA, including its Agri business, since the date of the Information Memorandum or that the information contained in the Information Memorandum is correct as of any time subsequent to its date.

This Information Memorandum has been prepared in connection with the Demerger of Norsk Hydro ASA and the listing of the AgriHold Shares on the Oslo Stock Exchange.

This Information Memorandum has been approved as a demerger prospectus by the Oslo Stock Exchange in accordance with applicable Norwegian securities laws. An unofficial Norwegian translation of the Information Memorandum will be prepared by Norsk Hydro ASA. In the event of any discrepancies between the Norwegian-language and English-language versions of the Information Memorandum, the English-language version of the Information Memorandum shall prevail.

GLOSSARY OF TERMS

In this Information Memorandum, the following terms have the meanings indicated below:

Term	Definition
"ADRs"	American Depositary Receipts
"ADSs"	American Depositary Shares
"Agri"	AgriHold ASA and its consolidated subsidiaries
"AgriHold's Board of Directors"	The Board of Directors of AgriHold ASA
"Agri Company"	AgriHold or any of its consolidated subsidiaries following consummation of the Demerger
"AgriHold"	AgriHold ASA
"AgriHold ADR"	AgriHold's ADRs, each evidencing an AgriHold ADS, each AgriHold ASA ADS representing one AgriHold Share
"AgriHold ADR Depositary"	The ADR depositary under the level I ADR facility to be established by AgriHold in connection with the Demerger
"AgriHold Group"	AgriHold ASA and its consolidated subsidiaries following the Demerger
"AgriHold Share"	One share in AgriHold
"AN"	Ammonium nitrate (AN) – a nitrogen fertilizer produced by reacting nitric acid, an intermediate chemical feedstock produced from ammonia, with ammonia (contains around 34% nitrogen)
"Announcement Date"	June 19, 2003, the day on which the intended separation of Hydro Agri was announced
"AS"	Ammonium sulphate – a fertilizer containing nitrogen (21%) and sulphur (24%)
"ATS"	Hydro Agri's Ammonia Trade and Shipping unit
"Automotive"	The Automotive sector of Hydro Aluminium which comprises precision tubing, structures and shape casting businesses worldwide
"BAT"	"Best Available Techniques" for pollution prevention and control in the production of fertilizers, as defined by the fertilizer producers of the European Union, including Hydro Agri
"CAN"	Calcium ammonium nitrate, a nitrogen fertilizer produced by mixing AN and a calcium salt (containing 25-28% nitrogen)
"CAP"	European Union Common Agricultural Policy
"cash crops"	High value-added fruit and vegetable segments, as referred to in the industry
"CN"	Calcium nitrate – a fertilizer containing nitrogen in nitrate form (15.5%) and water-soluble calcium (19%)
"Comalco"	Comalco Limited

"Completion Date"	The date the Demerger is consummated by registration in the Register of Business Enterprises, which is expected to be on or about March 24, 2004
"CROGI"	Cash return on gross investment
"CRU"	CRU International Limited
"DAP"	Diammonium phosphate fertilizer - a fertilizer containing 46% phosphate as P_2O_5
"Demerger"	The proposed demerger of Norsk Hydro ASA in accordance with the Demerger Plan
"Demerger Plan"	The plan approved by the Boards of Directors of Norsk Hydro ASA and AgriHold ASA on November 28, 2003 attached as Exhibit 1 to this Information Memorandum
"Duke Contract"	A long-term gas sales agreement with Duke Energy Europe Northwest B.V.
"EAA"	European Aluminium Association
"EEA"	European Economic Area
"EEA Agreement"	The European Economic Area Agreement
"EDC"	Ethylene dichloride
"EFTA"	European Free Trade Association
"EFMA"	European Fertilizer Manufacturers Association
"ESA"	The EFTA Surveillance Authority
"EU"	European Union
"Exchange Act"	The U.S. Securities Exchange Act of 1934, as amended
"Extrusion"	The Extrusion sector of Hydro Aluminum
"FAO"	The Food and Agriculture Organization of the United Nations
"FSU"	Former Soviet Union
"GFU"	Gas Negotiation Committee ("*Gassforhandlingsutvalget*")
"GWh"	Giga Watt hour, a measurement unit for electrical power which equals 1,000,000 Kilo Watt hours
"HACCP"	Hazard Analysis Critical Control Points, a quality control approach established by the World Health Organization and adopted by the European Commission
"HBP"	Hydro Business Partner, a business unit of Norsk Hydro ASA and Norsk Hydro Produksjon AS
"Hectare"	A measurement unit for land which equals approximately 2.471 acres, or 10,000 square meters
"HISP"	Hydro IS Partner, the business unit of Norsk Hydro ASA and Norsk Hydro Produksjon AS
"HSE"	Health, safety and environment
"Hydro"	Norsk Hydro ASA or Norsk Hydro ASA and its consolidated subsidiaries, as the context requires
"Hydro ADR"	Norsk Hydro ASA's ADRs, each evidencing a Hydro ADS, each Hydro ADS representing one Hydro Share
"Hydro Agri"	That part of Hydro's business which will be conducted by the AgriHold Group after consummation of the Demerger

"Hydro Aluminium"	The aluminium business of Hydro comprising the sub-segments Metal, Rolled Products and Extrusion and Automotive
"Hydro's Board of Directors"	The Board of Directors of Norsk Hydro ASA
"Hydro Company"	Norsk Hydro ASA or any of its consolidated subsidiaries which will not become subsidiaries of AgriHold following the demerger
"Hydro Group"	Norsk Hydro ASA and its consolidated subsidiaries
"Hydro Oil and Energy"	The oil and energy business of Hydro comprising two sub-segments, Exploration and Production, and Energy and Oil Marketing
"Hydro Share"	One share in Norsk Hydro ASA
"IFA"	The International Fertilizer Industry Association, a trade association whose members include 450 companies in some 80 countries around the world
"Information Memorandum"	This Demerger Information Memorandum dated November 28, 2003
"IPPC"	EU Directive on Integrated Pollution Prevention and Control, which was adopted in September 1996
"KPMG"	KPMG LLP
"LME"	London Metal Exchange
"MAP"	Monoammonium phosphate – a fertilizer containing 52% phosphate as P_2O_5
"MMBTU"	Million British thermal units
"Metals"	Hydro Aluminium's Metals sub-segment, which comprises the Primary Metal sector and the Metal Products sector
"Ministry"	Norwegian Ministry of Petroleum and Energy
"Minority Interest Company"	A company or other entity in which AgriHold will have a direct or indirect ownership interest following the Demerger, but which does not qualify for treatment as a consolidated subsidiary
"MOP"	Muriate of potash or potassium chloride
"Nasdaq"	The National Association of Securities Dealers' Automated Quotation System
"NCS"	The Norwegian Continental Shelf
"NGC"	Natural Gas Company of Trinidad and Tobago
"non-consolidated investees"	Companies in which Hydro exercises significant influence (normally by virtue of having an ownership interest of 20-50% of the voting shares of any such company)
"Noon Buying Rate"	The noon buying rate in the City of New York for cable transfers in foreign currencies, as announced by the Federal Reserve Bank of New York for customs purposes

"Norwegian GAAP or N GAAP"	Generally accepted accounting principles in Norway
"NPK"	Complex fertilizers, containing nitrogen, phosphours and potash
"OECD"	The Organisation for Economic Co-operation and Development
"OSE"	Oslo Stock Exchange
"PDO"	Plan for development and operation
"PSA"	Production sharing agreement
"PVC"	Polyvinyl chloride, a plastic raw material also known as vinyl
"Register of Business Enterprises"	In Norwegian: *Foretaksregisteret*
"Rolled Products"	Hydro Aluminium's Rolled Products sub-segment
"Sanctions Act"	The Iran and Libya Sanctions Act of 1996, adopted by the United States
"SDFI"	The Norwegian State's Direct Financial Interest
"SEC"	The United States Securities and Exchange Commission
"Section 355"	Section 355 of the United States Internal Revenue Code of 1986, as amended
"Securities Act"	The United States Securities Act of 1933, as amended
"SLB No. 4"	SEC Staff Legal Bulletin No. 4, issued on September 16, 1997
"SOP"	Sulphate of potash magnesia or potassium magnesium sulphate
"SQM"	Sociedad Quimica y Minera de Chile (Soquimich)
"tonne"	A metric ton. One metric ton = 1.1023 short tons (2,000 pounds)
"TWh"	Terawatt hour (one billion kilowatt hours)
"urea"	Nitrogen fertilizer formed by reacting ammonia with carbon dioxide at high pressure (containing 46% nitrogen)
"U.S. GAAP"	Generally accepted accounting principles in the United States
"U.S. Shareholder"	A beneficial owner of shares or ADRs that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organized under the laws of the United States, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source.
"VAW"	VAW Aluminum AG
"VPS" or "VPS System"	The Norwegian Central Securities Depository (*"Verdipapirsentralen"*)
"VCM"	Vinyl chloride monomer
"WTO"	World Trade Organization

OIL AND GAS TERMS

Term	Definition
"bbl"	Barrels
"bcm"	Billion cubic meters
"boe"	Barrels of oil equivalents
"boed"	Barrels of oil equivalents per day
"bcf"	Billion cubic feet
"bpd"	Barrels per day
"cf"	Cubic feet
"condensate"	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment
"LNG"	Liquefied natural gas. A liquid composed chiefly of natural gas (i.e., mostly methane). Natural gas is liquefied to make it easy to transport if a pipeline is not feasible (as across a body of water). Not as easily liquefied as LPG, LNG must be put under low temperature and high pressure or under extremely low (cryogenic) temperature and close to atmospheric pressure to become liquefied
"LPG"	Liquefied petroleum gas, a liquid composed chiefly of butane and propane
"NGLs"	Oil and gas condensate and natural gas liquids
"proved reserves"	The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions
"proved developed reserves"	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms or primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
"proved undeveloped reserves"	Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

"development well"	A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive
"exploratory well"	A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir
"field"	An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition
"reservoir"	A porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs
"Sm^3"	Standard cubic meters. For purposes of converting quantities of natural gas cited in this Information Memorandum, 1 Sm^3 = 35.3147 cubic feet

EXCHANGE RATE INFORMATION

In this Information Memorandum, unless otherwise specified or the context otherwise requires:

- references to "krone," "kroner," and "NOK" are to the currency of Norway;
- references to "dollar," "dollars," and "U.S.$" are to the currency of the United States; and
- references to "euro," "euros" or "€" are to the lawful currency of the Member States of the European Union that adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union.

Hydro publishes and, upon the completion of the Demerger, Agri will publish its consolidated financial statements in NOK.

The following tables set forth certain information concerning the Norwegian kroner/U.S. dollar exchange rate, based on the average Noon Buying Rate for the periods indicated:

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Average Noon Buying Rate	7.10	8.22	7.99	9.00	8.83

The following table sets forth the Noon Buying Rate for the NOK/U.S.$ on the dates indicated:

Date	Noon Buying Rate
September 30, 2003	7.01
September 30, 2002	7.47
December 31, 2002	6.94
December 31, 2001	9.00
December 31, 2000	8.86

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Information Memorandum contains statements relating to the future results of Hydro and, after giving effect to the Demerger, Agri, including projections and business trends that are "forward-looking" in nature. Forward-looking statements made in this Information Memorandum relate to matters such as:

- planned capacity increases and utilization rates;
- anticipated capital spending;
- estimates of oil and gas reserves;
- environmental regulatory matters;
- legal proceedings;
- effects of hedging raw material and energy costs and foreign currencies;
- global and regional economic conditions;
- supply and demand for grain and other agricultural crops;
- competition and actions by competitors and others in market areas, including changes to industry capacity and utilization and product pricing;
- growth opportunities;
- fluctuations in foreign exchange rates;
- volume, price, cost, margins and sales;
- earnings, cash flows, dividends and other expected financial conditions;
- expectations and strategies for products, segments, businesses and market shares, as well as for each of Hydro and Agri as a whole;
- cash requirements and uses of available cash;
- financing plans;
- cost reduction targets;
- development, production, commercialization and acceptance of new products, services and technologies; and
- assets and product portfolio changes.

Forward-looking statements include all statements that are not historical facts, and can be identified by words such as "believes," "anticipates," "projects," "intends," "expects," or the negatives of these terms or similar expressions. Any forward-looking statements contained in this Information Memorandum should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are included with such forward-looking statements and in the section entitled "Risk Factors" in this Information Memorandum.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Information Memorandum, which represent the best judgment of Hydro's management as of the date of this Information Memorandum. Except as required by applicable law, neither Hydro nor, after giving effect to the Demerger, Agri undertakes responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further public disclosures made by Hydro or Agri, such as filings made with the Oslo Stock Exchange or press releases.

STATEMENT OF THE BOARD OF DIRECTORS OF NORSK HYDRO ASA

This Information Memorandum has been prepared to provide information in connection with the proposed Demerger of Norsk Hydro ASA. The members of the Board of Directors of Norsk Hydro ASA confirm that, to the best of our knowledge, the information contained in this Information Memorandum is in accordance with the facts and contains no omissions likely to affect the meaning of the Information Memorandum. Market conditions and future prospects have been appraised on the basis of best judgment.

Oslo, November 28, 2003

The Board of Directors of Norsk Hydro ASA

Egil Myklebust Chair	Borger A. Lenth Deputy Chair	Steinar Skarstein	Elisabeth Grieg
Odd Semstrøm	Geir Nilsen	Ingvild Myhre	Håkan Mogren
Anne Cathrine Høeg Rasmussen			

STATEMENT OF NORWEGIAN LEGAL COUNSEL TO NORSK HYDRO ASA

Wiersholm, Mellbye & Bech, advokatfirma AS has acted as Norwegian Legal Counsel to Norsk Hydro ASA in Connection with the Demerger described in this Information Memorandum. We confirm that in our opinion the Demerger Plan attached as Exhibit 1 to this Information Memorandum is in conformity with Norwegian law requirements.

We have reviewed Part II of the Information Memorandum and confirm that Part II in our opinion fairly reflects the content of the Demerger Plan. Further, we have reviewed the sections of Part III of the Information Memorandum headed "Management of AgriHold following the Demerger", "Description of the Shares and Share Capital of AgriHold Following the Demerger", "Taxation" and "Dividends and Dividend Policy" and the sections of Part IV of the Information Memorandum headed "Management of Hydro following the Demerger", "Description of the Shares and Share Capital of Hydro Following the Demerger" and "Dividends and Dividend Policy". We confirm that the descriptions pertaining to legal and tax matters given in these sections in our opinion fairly reflects Norwegian law as in force as of the date hereof.

Our statement is limited to the above and does not relate to the content of any other sections of the Information Memorandum, or to any statements of a commercial, accounting or financial nature. Our statement is also limited to Norwegian law.

Oslo, November 28, 2003

Wiersholm, Mellbye & Bech, advokatfirma AS

STATEMENT OF FINANCIAL ADVISORS TO NORSK HYDRO ASA

ABG Sundal Collier Norge ASA and UBS Limited have acted as financial advisors to Norsk Hydro ASA in connection with the Demerger and will not be responsible to anyone other than Norsk Hydro ASA (whether or not a recipient of the Information Memorandum) for providing the protections offered to clients of ABG Sundal Collier Norge ASA and UBS Limited nor for providing advice in relation to the Demerger. Neither ABG Sundal Collier Norge ASA nor UBS Limited accepts responsibility for the contents of the Information Memorandum.

Oslo, November 28, 2003

ABG Sundal Collier Norge ASA — UBS Limited

STATEMENT OF NORWEGIAN LEGAL COUNSEL TO FINANCIAL ADVISORS

Thommessen Krefting Greve Lund AS Advokatfirma has acted as Norwegian legal counsel to ABG Sundal Collier Norge ASA and UBS Limited in connection with the Demerger described in the Information Memorandum.

We have reviewed Part II of the Information Memorandum and confirm that Part II in our opinion fairly reflects the content of the Demerger Plan. Further, we have reviewed the sections of Part III of the Information Memorandum headed "Management of AgriHold following the Demerger", "Description of the Shares and Share Capital of AgriHold Following the Demerger", "Taxation" and "Dividends and Dividend Policy" and the sections of Part IV of the Information Memorandum headed "Management of Hydro following the Demerger", "Description of the Shares and Share Capital of Hydro Following the Demerger" and "Dividends and Dividend Policy". We confirm that the descriptions pertaining to legal and tax matters given in these sections in our opinion fairly reflects Norwegian law as in force as of the date hereof.

Our statement is limited to the above and does not relate to the content of any other sections of the Information Memorandum, or to any statements of a commercial, accounting or financial nature. Our statement is also limited to Norwegian law.

Oslo, November 28, 2003

Thommessen Krefting Greve Lund AS Advokatfirma

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

SUMMARY; PRESENTATION OF FINANCIAL INFORMATION; RISK FACTORS

SUMMARY

This summary highlights selected information that is described in greater detail elsewhere in this Information Memorandum. This summary does not contain all of the important information contained in this Information Memorandum. You should read the entire Information Memorandum and the other documents referred to in this Information Memorandum for a more complete understanding of the matters you are being asked to vote upon. For the definitions of certain terms used throughout this Information Memorandum, please refer to the "Glossary of Terms" included in the forepart of this Information Memorandum.

Overview of Hydro

Hydro was organized under Norwegian law as a public company in 1905. Currently, Hydro's businesses are concentrated in three core areas:

- Oil and Energy ("Hydro Oil and Energy");
- Aluminium ("Hydro Aluminium"); and
- Agri ("Hydro Agri").

Hydro Oil and Energy

Hydro Oil and Energy consists of two sub-segments, Exploration and Production, and Energy and Oil Marketing. Exploration and Production's business activities encompass oil and gas exploration, field development, and the operation of production and transportation facilities. Energy and Oil Marketing's business activities encompass Hydro's commercial operations in the oil, natural gas and power sectors, the operation of Hydro's power stations, management of Hydro's seaborne transportation of crude oil, natural gas liquids and other petroleum products and Hydro's interest in the gas transportation system on the Norwegian Continental Shelf ("NCS") and the marketing and sales of refined petroleum products (e.g., gasoline, diesel and heating oil) to retail customers. For more information on Hydro Oil and Energy, see Part IV of this Information Memorandum.

Hydro Aluminium

Hydro Aluminium is one of the top three integrated aluminium companies in the world. Hydro Aluminium comprises three sub-segments: Metals, Rolled Products and Extrusion and Automotive.

The Metals sub-segment encompasses Hydro Aluminium's upstream activities, principally the production and sale of primary aluminium produced in Hydro Aluminium's smelters.

Hydro Aluminium's Rolled Products sub-segment is centered in Europe, with rolling mills in Germany, Norway, Spain and Italy, as well as a foil rolling mill in Malaysia that provides a foothold in Asia.

Hydro Aluminium's Extrusion and Automotive sub-segment consists of three sectors: Extrusion, Automotive and North America. Their main products are extruded aluminium profiles, used primarily in the building and construction markets and the transportation segment.

For more information on Hydro Aluminium, see Part IV of this Information Memorandum.

Hydro Agri

Hydro Agri is a global leader in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. Hydro Agri also distributes and sells a wide range of phosphate- and potash-based mineral fertilizers, as well as complex and specialty mineral fertilizer products sourced from third parties. Hydro Agri comprises three sub-segments: Upstream, Downstream and Industrial.

Hydro Agri's Upstream segment is based on Hydro Agri's worldwide ammonia and urea production, including the global trade and shipping of ammonia. Upstream also includes nitrate and complex fertilizer production, which is co-located with ammonia production at the global production plants.

The Downstream segment consists of Hydro Agri's sales and marketing units, which provide Hydro Agri with a presence (including sales offices, chartered dry bulk ships, bulk blending plants, terminals and bagging operations) in approximately 17 countries in Europe and 27 countries outside of Europe and sales in approximately 120 countries. The Downstream segment also includes those of Hydro Agri's European production facilities that primarily serve the regions in which they are located, as well as Hydro Agri's fertilizer plants in each of South Africa and Brazil that produce NPK for their respective home markets.

The Industrial segment markets numerous industrial products, mainly originating from Hydro Agri's Upstream and Downstream fertilizer operations, with certain products being intermediates in the production of fertilizers.

For more information on Hydro Agri, see Part III of this Information Memorandum.

Hydro's principal corporate offices are located at Bygdøy allé 2, N-0240 Oslo 2 Norway and Hydro's telephone number is +47 22 53 81 00. Hydro's internet site is www.hydro.com.

Reasons for the Proposal to the Shareholders

In the second half of 2001, Hydro's Board of Directors initiated a corporate portfolio strategy project. Upon concluding that project in June 2003, Hydro's Board of Directors decided that Hydro should commence preparations for establishing Hydro Agri as a separate company. Hydro then announced that it would take such action, with the aim of listing the new company's shares on the Oslo Stock Exchange in the first half of 2004.

The main reasons for the conclusions reached by Hydro's Board of Directors were:

- Hydro could focus its financial resources and management attention fully on the significant opportunities for further development of its Oil and Energy and Aluminium business areas following the separation of Hydro Agri.
- Hydro Agri's management similarly could focus exclusively on Hydro Agri.
- The Hydro Agri turnaround program had been successfully completed.
- Hydro Agri's operational results and strategic direction provided a good basis for profitable growth, which would be difficult to capture within Hydro, due to the capital expenditure requirements of the two other businesses and Hydro Agri's lack of direct access to capital markets.
- A stand-alone Hydro Agri company would be in a better position to participate in the expected consolidation of the global fertilizer industry.

The Demerger Transaction

Hydro's Board of Directors has proposed that Hydro Agri be established as a separate publicly traded company by means of a demerger transaction effected in accordance with Chapter 14 of the

Norwegian Public Limited Companies Act and a demerger plan, approved by Hydro's Board of Directors on November 28, 2003 (the "Demerger Plan"). Under Norwegian law, a demerger is the transfer of part of the assets, rights and liabilities of a company (the transferor company) to one or more newly formed or pre-existing companies (the transferee company or companies) for consideration in the form of shares of the transferee company (or companies) to the holders of shares in the transferor company. Hydro's Board of Directors chose the demerger structure because it is a well-established structure for transactions of this nature in Norway. Further, it can be carried out on a tax-free basis in Norway for Norsk Hydro ASA and its shareholders and, potentially, in certain other countries where Norsk Hydro ASA has a significant shareholder base. The new company will have its headquarters in Oslo.

To effect the Demerger, Hydro has formed a new company, AgriHold ASA ("AgriHold"), organized under Norwegian law as an *allmennaksjeselskap* on November 10, 2003. AgriHold is and will remain a wholly owned subsidiary of Hydro until the date the Demerger is consummated (the "Completion Date"). AgriHold has been established solely for the purpose of the Demerger and will have no subsidiaries or operational activity prior to the Completion Date. In the Demerger, Norsk Hydro ASA will transfer to AgriHold ASA all assets, rights and liabilities primarily relating to Hydro Agri. The transferred assets consist primarily of shares and partnership interests held by Norsk Hydro ASA in companies and partnerships forming part of Hydro Agri and a debt due Norsk Hydro ASA. All other assets, rights and liabilities of Norsk Hydro ASA, including the assets, rights and liabilities related to Hydro Oil and Energy and Hydro Aluminium, will be retained by Norsk Hydro ASA. In connection with the Demerger, a number of related transactions will be effected in order to structure Hydro's ownership of the subsidiaries and other entities that comprise Hydro Agri's business to make possible a full separation of these subsidiaries and entities from Hydro.

Based on estimates of the relative fair values of Hydro and the assets, rights and liabilities to be transferred to AgriHold ASA in the Demerger, respectively, the members of Hydro's Board of Directors, in their capacities as members of Hydro's Board of Directors and as the members of AgriHold's Board of Directors, determined that an allocation of 91.5% of Norsk Hydro ASA's share capital to Norsk Hydro ASA and 8.5% of Norsk Hydro ASA's share capital to the assets, rights and liabilities transferred in the Demerger would be proportional to the relative net values allocated to the two companies in the Demerger, and, thus, comply with the Norwegian legal requirements for tax-free treatment of the Demerger. Further background for the allocation is provided in Part II of this Information Memorandum.

As of the date of this Information Memorandum, Norsk Hydro ASA holds 1,484,300 treasury shares under the share buy-back program approved by Norsk Hydro ASA's shareholders at the annual general meeting on May 7, 2003. In connection with the establishment of the buy-back program, the Norwegian State agreed to a proportional redemption of its shares in Norsk Hydro ASA.

There will be approximately 319 million AgriHold Shares following the consummation of the Demerger. In order to contribute to AgriHold's financial flexibility, as well as to enable AgriHold's Board of Directors to establish share-based compensation systems, Hydro's Board of Directors is seeking approval by Norsk Hydro's shareholders of the grant of discretionary authority to the AgriHold Board of Directors, for a period commencing on the Completion Date of the Demerger and ending two years after this authority is given to AgriHold, to issue up to 15 million new AgriHold Shares.

In the Demerger, AgriHold ASA will issue one share for each outstanding Hydro Share. Each holder of Hydro's American Depositary Receipts ("ADRs") will receive one AgriHold ADR for each Hydro ADR held by that holder.

The Demerger will result in the split of the share capital of Norsk Hydro ASA through a reduction of the par value of each Hydro Share by NOK 1.70 from NOK 20.00 to NOK 18.30 simultaneously with the issuance of one new AgriHold Share, par value 1.70 per share.

The existing AgriHold Shares, all of which are currently held by Hydro, will correspond to 20.0% of the total number of AgriHold Shares outstanding immediately after the consummation of the

Demerger. The AgriHold Shares to be issued to the holders of Hydro Shares upon consummation of the Demerger will constitute the remaining 80.0%. Hydro intends to sell its AgriHold Shares to investors in connection with or following the Demerger.

Illustrative Balance Sheet Information Reflecting Allocation of Assets and Liabilities

The Demerger will be accounted for based on Hydro's historical values.

The balance sheet information set forth below illustrates certain balance sheet effects as if the Demerger and the additional following transactions had occurred as of September 30, 2003: (1) Norsk Hydro's ASA's redemption of 1,157,922 shares held by the Norwegian State against payment of approximately NOK 0.4 billion, (2) AgriHold ASA's drawdown of assumed external loans in the aggregate amount of NOK 8.9 billion, (3) AgriHold ASA and its subsidiaries' settlement of their net interest-bearing debt to Norsk Hydro ASA and its subsidiaries following consummation of the Demerger in the amount of approximately NOK 10.1 billion, and (4) Norsk Hydro ASA's sale of its AgriHold Shares at book value of approximately NOK 2.0 billion.

This illustration is based on the assumptions briefly described above which relate to future transactions for which there is considerable uncertainty. Accordingly, this illustration should not be viewed as Carve-Out or Pro Forma balance sheets. Carve-Out and Pro Forma balance sheets, presenting the effects of the Demerger only, are presented under the caption "Presentation of Financial Information" in Part V of this Information Memorandum.

NOK billion	Norsk Hydro ASA and subsidiaries before Demerger	Norsk Hydro ASA and subsidiaries after Demerger	Agri Demerged Business[1]	AgriHold ASA before Demerger[2]	AgriHold ASA and subsidiaries after Demerger
Cash and other liquid assets	17.8[7]	27.4[8]	0.5[3]	2.0[4]	0.8[5]
Other current assets	58.1	45.0[6]	13.5[6]	—	13.5
Total current assets	75.9	72.4	14.0	2.0	14.3
Non-current assets	143.9	132.7[9]	11.2	—	11.2
TOTAL ASSETS	219.8	205.1	25.2	2.0	25.5
Interest-bearing debt	36.6	35.7	11.0[3]	—	9.3[5]
Other liabilities	98.2	90.5[6]	8.1[6]	—	8.1
Total liabilities	134.8	126.2	19.1	—	17.4
Minority shareholders' interest	0.7	0.6	0.1	—	0.1
Shareholders' equity	84.3[7]	78.3	6.0	2.0	8.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	219.8	205.1	25.2	2.0	25.5
Net interest bearing debt[11]	18.8[10]	8.3[10]	10.5[3]	(2.0)[4]	8.5[5]

(1) Agri Demerged Business comprises assets, rights and liabilities transferred from Hydro in accordance with the Demerger Plan.

(2) AgriHold ASA before the Demerger is the transferee company, which has been established for the purpose of the Demerger. This company will have no operational activity prior to the Effective Date of the Demerger.

(3) The net interest-bearing debt of the Agri Demerged Business amounts to NOK 10.5 billion, which consist of NOK 10.1 billion in interest-bearing debt to Norsk Hydro ASA and subsidiaries in addition to NOK 0.9 billion of external interest-bearing loans (in total NOK 11.0 billion of interest-bearing debt), less cash and other liquid assets of NOK 0.5 billion.

(4) Approximately NOK 2.0 billion was contributed in cash by Norsk Hydro ASA upon formation of AgriHold ASA.

(5) AgriHold ASA and subsidiaries after the Demerger will have a net interest-bearing debt of NOK 8.5 billion which is assumed to consist of cash and other liquid assets of NOK 0.8 billion and interest-bearing debt of NOK 9.3 billion.

(6) Figures include internal trade receivables and trade payables totaling NOK 0.4 billion which will be external after the Demerger.

(7) Cash and other liquid assets for Norsk Hydro ASA and subsidiaries before the Demerger were NOK 18.2 billion as of September 30, 2003. In the illustration above this cash level has been reduced, with a corresponding decrease in shareholders' equity, by NOK 0.4 billion to NOK 17.8 billion in order to reflect the planned cash payment of NOK 0.4 billion as a result of the redemption of 1,157,922 shares held by the Norwegian State.

(8) The level of cash and other liquid assets of Norsk Hydro ASA and subsidiaries after the Demerger reflects repayments of net interest-bearing debt by AgriHold ASA and subsidiaries of NOK 10.1 billion to Norsk Hydro ASA and subsidiaries, less cash and other liquid assets in the Agri Demerged Business of NOK 0.5 billion.

(9) Shares in AgriHold ASA are assumed to have been sold at book value of approximately NOK 2.0 billion.

(10) A payment of petroleum tax for the second half of 2003 of approximately NOK 7.3 billion was due October 1, 2003. Adjusted for this tax payment the net interest-bearing debt was approximately NOK 26.1 billion before the Demerger and approximately NOK 15.6 billion after the Demerger.

(11) Net interest-bearing debt defined as interest-bearing debt, less cash and other liquid assets.

Matters Before Hydro's Shareholders at Extraordinary General Meeting

At an extraordinary general meeting of Norsk Hydro ASA's shareholders, to be held on January 15, 2004, at 5.00 p.m. (Oslo time) at "Gamle Logen", Grev Wedels Plass 2, Oslo, Norsk Hydro ASA's shareholders will vote on the following proposals:

(1) approval of the reduction of Norsk Hydro ASA's share capital by NOK 52,844,440 in connection with the cancellation of 1,484,300 treasury shares and redemption of 1,157,922 shares held by the Norwegian State; and

(2) approval of the Demerger Plan.

Each of these proposals requires the affirmative vote of two-thirds of the votes cast at the extraordinary general meeting in order for the Demerger to be implemented.

At the extraordinary general meeting, the shareholders will be invited to approve the authorization of the Board of Directors of AgriHold, for a period starting on the consummation of the Demerger and ending two years after this authority is given to AgriHold's Board of Directors to issue up to 15 million new AgriHold shares. In addition, shareholders will vote on specific matters related to governance of AgriHold.

Norsk Hydro ASA's Articles of Association provide that shareholders who wish to attend the extraordinary general meeting (in person or by proxy) must notify Norsk Hydro ASA of their intention to attend at least five days prior to the meeting. It is necessary to attend the meeting (in person or by proxy) in order to vote on the proposals before the shareholders.

Under Norwegian law, there are no quorum requirements applicable to general meetings.

Recommendation of Hydro's Board of Directors

Hydro's Board of Directors believes that each of (i) the Demerger and (ii) the reduction in Norsk Hydro's share capital in connection with the cancellation of 1,484,300 treasury shares of 1,157,922 shares held by the Norwegian State is in the best interests of Norsk Hydro ASA's shareholders and recommends that shareholders vote FOR each of these proposals.

Conditions to Consummation of the Demerger

Under the terms of the Demerger Plan, consummation of the Demerger is subject to the satisfaction or waiver of a number of conditions, including that the deadline for objections from Norsk Hydro ASA's creditors shall have expired and the relationship with any creditors which have raised objections shall have been settled (or the District Court shall have determined that the Demerger may nevertheless proceed) and that the reduction of Norsk Hydro ASA's share capital in connection with the cancellation of 1,484,300 treasury shares and redemption of 1,157,922 shares held by the Norwegian State shall have been effected. See Part II, "Conditions to Consummation of the Demerger."

Stock Exchange Listings

AgriHold Shares issued in the Demerger will be listed on the Oslo Stock Exchange from the time the Demerger has become effective. This is expected to occur on or about March 25, 2004. At that time, Hydro Shares will be traded exclusive of the right to receive corresponding AgriHold Shares.

AgriHold does not currently intend to list the AgriHold Shares (or the AgriHold ADRs) on a securities exchange in the United States or on the National Association of Securities Dealers' Automated Quotation System ("Nasdaq") or any other inter-dealer quotation system in the United States in conjunction with the Demerger, nor does it intend to otherwise facilitate the creation of a trading market for the AgriHold Shares or AgriHold ADRs in the United States. AgriHold will not be subject to the information reporting requirements of the Exchange Act, but will apply for an exemption from the reporting requirements of that Act. For more information, see Part II, "Information for Holders of Hydro ADRs."

Tax Consequences of Demerger

Hydro believes that the Demerger complies with the requirements for treatment as a tax-free transaction in Norway. Accordingly, the Demerger should not trigger any Norwegian capital gains taxation on the part of Norsk Hydro ASA, and AgriHold ASA will step into Norsk Hydro ASA's tax positions with respect to the assets and liabilities transferred in the Demerger. For a more complete description of the tax consequences under Norwegian law, and the tax consequences of the Demerger for shareholders in Norway, the United States, the United Kingdom, France and Sweden, see Part II, "Tax Matters."

PRESENTATION OF FINANCIAL INFORMATION

The Combined Financial Statements for Hydro and the Hydro Agri Carve-Out Financial Statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with accounting principles generally accepted in Norway (N GAAP). All presentations and discussions in this Information Memorandum are based on the Combined Financial Statements prepared in accordance with U.S. GAAP. There are no material differences between U.S. GAAP and N GAAP in the Combined Financial Statements for the periods presented.

The Combined Financial Statements have been derived from Hydro's audited consolidated financial statements, and include the historical operations being transferred to Agri (Agri Carve-Out Combined Financial Statements) and being retained in Hydro (Hydro After Demerger Combined Financial Statements). Hydro prepared these financial statements using Hydro's historic basis for assets and liabilities. A further description of Carve-out and Pro Forma Financial Statements is included in Part V of this Information Memorandum.

Hydro Before Demerger

Condensed Consolidated Statements of Income

NOK Million, except per share information	Nine months ended [3] 30.09.2003	30.09.2002	2002	Year ended 2001	2000
Operating revenues	127,249	123,033	167,040	152,999	156,467
Depreciation, depletion and amortization	11,079	10,206	13,912	12,273	12,538
Other operating costs	99,049	98,992	133,297	118,681	115,328
Restructuring costs	—	(10)	(10)	962	135
Operating income	**17,121**	**13,845**	**19,841**	**21,083**	**28,466**
Equity in net income of non-consolidated investees	850	(451)	33	566	672
Interest income and other financial income	1,118	1,084	1,418	2,847	1,747
Other income/(loss), net	(1,702)	219	219	578	3,161
Earnings before interest expense and tax (EBIT)	17,387	14,697	21,511	25,074	34,046
Interest expense and foreign exchange gain/(loss)	(1,288)	294	517	(3,609)	(3,905)
Income before tax and minority interest	16,099	14,991	22,028	21,465	30,141
Income tax expense	(9,301)	(9,549)	(13,278)	(13,750)	(16,178)
Minority interest	124	43	15	177	18
Income before cumulative effect of change in accounting principle	6,922	5,485	8,765	7,892	13,981
Cumulative effect of change in accounting principle	281	—	—	—	—
Net income	**7,203**	**5,485**	**8,765**	**7,892**	**13,981**
Earnings per share before change in accounting principles	26.80	21.30	34.00	30.50	53.40
Earnings per share	27.90	21.30	34.00	30.50	53.40
Average number of outstanding shares	257,803,672	257,745,113	257,799,411	258,434,202	261,620,982
Financial data					
EBITDA[1] - NOK million	30,855	25,203	35,658	37,757	46,609
Cash flow from operating activities - NOK million	23,224	19,784	21,785	26,172	25,626
Investments - NOK million	13,713	39,767	45,716	16,328	16,565
Net interest bearing debt/equity [2]	0.24	0.43	0.44	0.28	0.41
Dividends per share - NOK	—	—	10.50	10.00	9.50

(1) EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.

(2) Net interest bearing debt divided by shareholders' equity plus minority interest.

(3) Interim figures are unaudited

Hydro Agri After Demerger

Carve-out Condensed Combined Statements of Income (Unaudited)

NOK million, except per share information	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Operating revenues	27,891	26,523	33,477	37,449	36,621
Depreciation, depletion and amortization	837	878	1,183	1,580	1,643
Other operating costs	25,225	23,694	30,151	33,806	33,320
Restructuring costs	—	—	—	—	135
Operating income	**1,829**	**1,951**	**2,143**	**2,063**	**1,523**
Equity in net income of non-consolidated investees	363	(17)	57	330	350
Interest income and other financial income	136	199	245	408	291
Other income/(loss), net	40	142	142	(53)	—
Earnings before interest expense and tax (EBIT)	2,368	2,275	2,587	2,748	2,164
Interest expense and foreign exchange gain/(loss)	(447)	(38)	(16)	(765)	(898)
Income before tax and minority interest	1,921	2,237	2,571	1,983	1,266
Income tax expense	(637)	(734)	(845)	(599)	(365)
Minority interest	(19)	1	(11)	85	55
Net income	**1,265**	**1,504**	**1,715**	**1,469**	**956**
Earnings per share	3.96	4.71	5.37	4.60	2.99
Average number of outstanding shares	319,442,590	319,442,590	319,442,590	319,442,590	319,442,590
Financial data					
EBITDA[1] - NOK million	3,240	3,250	3,878	4,345	3,757
Cash flow from operating activities - NOK million	731	1,966	2,755	3,186	
Investments - NOK million	800	890	1,549	826	1,335

(1) EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.

Hydro after Demerger

Condensed Combined Statements of Income (Unaudited)

NOK million, except per share information	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Operating revenues	101,231	98,446	136,114	118,332	122,978
Depreciation, depletion and amortization	10,242	9,327	12,729	10,693	10,895
Other operating costs	75,697	77,235	105,697	87,658	85,140
Restructuring costs	—	(10)	(10)	961	—
Operating income	**15,292**	**11,894**	**17,698**	**19,020**	**26,943**
Equity in net income of non-consolidated investees	487	(434)	(24)	236	322
Interest income and other financial income	982	885	1,173	2,439	1,456
Other income/(loss), net	(1,742)	77	77	631	3,161
Earnings before interest expense and tax (EBIT)	15,019	12,422	18,924	22,326	31,882
Interest expense and foreign exchange gain/(loss)	(841)	333	533	(2,844)	(3,007)
Income before tax and minority interest	14,178	12,755	19,457	19,482	28,875
Income tax expense	(8,664)	(8,815)	(12,433)	(13,151)	(15,813)
Minority interest	143	41	26	92	(37)
Income before cumulative effect of change in accounting principle	5,657	3,981	7,050	6,423	13,025
Cumulative effect of change in accounting principle	281	—	—	—	—
Net income	**5,938**	**3,981**	**7,050**	**6,423**	**13,025**
Earnings per share before change in accounting principles	21.90	15.40	27.40	24.90	49.80
Earnings per share	23.00	15.40	27.40	24.90	49.80
Average number of outstanding shares	257,803,672	257,745,113	257,799,411	258,434,202	261,620,982
Financial data					
EBITDA[1] - NOK million	27,615	21,953	31,780	33,412	42,852
Cash flow from operating activities - NOK million	22,493	17,818	19,030	22,986	
Investments - NOK million	12,913	38,877	44,167	15,502	15,230

(1) EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.

Carve-Out and Pro Forma financial statements for the nine months ended September 30, 2003 and 2002, and for the years ended December 31, 2002, 2001 and 2000 are presented in Part V of this Information Memorandum together with explanatory notes.

Split of Hydro; Explanation of Hydro Agri Carve-out Financial Statements

The split of Hydro's financial statements as of September 30, 2003 and December 31, 2002 is included in the tables below. This split presents the adjustments to arrive at Hydro Agri Carve-out financial statements after Demerger, and Hydro financial statements after Demerger. For a description of the carve-out principles, and allocation of previously unallocated items, please refer to the Notes to Carve-Out Financial Statements for Hydro and Hydro Agri in Part V of this Information Memorandum.

Condensed Consolidated Statements of Income (Unaudited)

Nine months period ended NOK million, except per share information	30.09.2003 Hydro Before Demerger	Adjustments (1)	Agri Carve-out After Demerger	Hydro After Demerger
Operating revenues	127,249	1,873	27,891	101,231
Depreciation, depletion and amortization	11,079	—	837	10,242
Other operating costs	99,049	1,873	25,225	75,697
Operating income	**17,121**	—	**1,829**	**15,292**
Equity in net income of non-consolidated investees	850	—	363	487
Interest income and other financial income	1,118	—	136	982
Other income/(loss), net	(1,702)	—	40	(1,742)
Earnings before interest expense and tax (EBIT)	17,387	—	2,368	15,019
Interest expense and foreign exchange gain/(loss)	(1,288)	—	(447)	(841)
Income before tax and minority interest	16,099	—	1,921	14,178
Income tax expense	(9,301)	—	(637)	(8,664)
Minority interest	124	—	(19)	143
Income before cumulative effect of change in accounting principle	6,922	—	1,265	5,657
Cumulative effect of change in accounting principle	281	—	—	281
Net income	**7,203**	—	**1,265**	**5,938**
Earnings per share before change in accounting principles	26.80		3.96	21.90
Earnings per share	27.90		3.96	23.00
Average number of outstanding shares	257,803,672		319,442,590	257,803,672

(1) Adjustments constitute operating revenues from sales from Hydro to Agri and from Agri to Hydro during the period.

Revenues

Operating revenues for Hydro Agri and Hydro after the Demerger include sales previously eliminated in Hydro's consolidated financial statements. For Hydro Agri, such sales amounted to NOK 197 million for the nine months ended September 30, 2003. For Hydro, such sales amounted to NOK 1,676 million for the nine months ended September 30, 2003. The majority of this revenue derives from energy supplied by Hydro to Hydro Agri.

Condensed Consolidated Balance Sheets (Unaudited)

NOK million, except per share information	30.09.2003 Hydro Before Demerger	Adjustments [1]	Agri Carve-out After Demerger	Hydro After Demerger
Assets				
Cash and cash equivalents	16,461	—	295	16,166
Other liquid assets	1,742	—	161	1,581
Receivables	41,299	—	8,276	33,023
Receivables, Hydro/Agri	—	8,411	104	8,307
Inventories	16,876	—	5,117	11,759
Total current assets	**76,378**	**8,411**	**13,953**	**70,836**
Property, plant and equipment, less accumulated depreciation, depletion and amortization	114,273	—	7,142	107,131
Other non-current assets	29,572	2,048	4,101	27,519
Total non-current assets	**143,845**	**2,048**	**11,243**	**134,650**
Total assets	**220,223**	**10,459**	**25,196**	**205,486**
Liabilities and shareholders' equity				
Bank loans and other interest bearing short-term debt	5,994	—	717	5,277
Current portion of long-term debt	1,192	—	28	1,164
Interest-bearing loans and payables to Hydro/Agri	—	8,411	8,307	104
Other current liabilities	46,663	—	5,280	41,383
Total current liabilities	**53,849**	**8,411**	**14,332**	**47,928**
Long-term debt	29,423	—	175	29,248
Other long-term liabilities	17,333	—	2,328	15,005
Deferred tax liabilities	34,299	—	253	34,046
Total long-term liabilities	**81,055**	**—**	**2,756**	**78,299**
Minority shareholders' interest in consolidated subsidiaries	**669**	**—**	**114**	**555**
Shareholders' equity	**84,650**	**2,048**	**7,994**	**78,704**
Total liabilities and shareholders' equity	**220,223**	**10,459**	**25,196**	**205,486**

(1) Adjustments constitute receivables and payables between Hydro and Agri. In addition, Hydro's cash contribution to AgriHold ASA (transferee company) constitutes an investment for Hydro after the Demerger, and is presented as Other non-current assets in the amount of NOK 2,048 million.

Condensed Consolidated Statements of Income (Unaudited)

Year ended NOK million, except per share information	31.12.2002 Hydro Before Demerger	Adjustments[1]	Agri Carve-out After Demerger	Hydro After Demerger
Operating revenues	167,040	2,551	33,477	136,114
Depreciation, depletion and amortization	13,912	—	1,183	12,729
Other operating costs	133,297	2,551	30,151	105,697
Restructuring costs	(10)	—	—	(10)
Operating income	**19,841**	**—**	**2,143**	**17,698**
Equity in net income of non-consolidated investees	33	—	57	(24)
Interest income and other financial income	1,418	—	245	1,173
Other income/(loss), net	219	—	142	77
Earnings before interest expense and tax (EBIT)	21,511	—	2,587	18,924
Interest expense and foreign exchange gain/ (loss)	517	—	(16)	533
Income before tax and minority interest	22,028	—	2,571	19,457
Income tax expense	(13,278)	—	(845)	(12,433)
Minority interest	15	—	(11)	26
Net income	**8,765**	**—**	**1,715**	**7,050**
Earnings per share	34.00		5.37	27.40
Average number of outstanding shares	257,799,411		319,442,590	257,799,411

(1) Adjustments constitute operating revenues from sales from Hydro to Agri and from Agri to Hydro during the period.

Revenues

Operating revenues for Hydro Agri and Hydro after the Demerger include sales previously eliminated in Hydro's consolidated financial statements. For Hydro Agri, such sales amounted to NOK 530 million for the year ended December 31, 2002. The majority of this revenue was derived from sale of fertilizers to Treka prior to Hydro's sale of this business in late 2002. For Hydro, such sales amounted to NOK 2,021 million for the year ended 31 December 2002. The majority of this revenue was derived from the supply of energy by Hydro to Hydro Agri.

Condensed Consolidated Balance Sheets (Unaudited)

NOK million	31.12.2002 Hydro Before Demerger	Adjustments(1)	Agri Carve-out After Demerger	Hydro After Demerger
Assets				
Cash and cash equivalents	5,965	—	419	5,546
Other liquid assets	2,647	—	35	2,612
Receivables	40,553	—	6,488	34,065
Receivables, Hydro/Agri	—	8,866	126	8,740
Inventories	17,232	—	4,383	12,849
Total current assets	**66,397**	**8,866**	**11,451**	**63,812**
Property, plant and equipment, less accumulated depreciation, depletion and amortization	112,342	—	7,090	105,252
Other non-current assets	28,472	2,048	3,479	27,041
Total non-current assets	**140,814**	**2,048**	**10,569**	**132,293**
Total assets	**207,211**	**10,914**	**22,020**	**196,105**
Liabilities and shareholders' equity				
Bank loans and other interest bearing short-term debt	7,306	—	361	6,945
Current portion of long-term debt	1,958	—	84	1,874
Interest-bearing loans and payables to Hydro/ Agri	—	8,866	8,740	126
Other current liabilities	38,593	—	4,235	34,358
Total current liabilities	**47,857**	**8,866**	**13,420**	**43,303**
Long-term debt	30,902	—	174	30,728
Other long-term liabilities	14,633	—	2,154	12,479
Deferred tax liabilities	36,809	—	255	36,554
Total long-term liabilities	**82,344**	**—**	**2,583**	**79,761**
Minority shareholders' interest in consolidated subsidiaries	**1,143**	**—**	**85**	**1,058**
Shareholders' equity	**75,867**	**2,048**	**5,932**	**71,983**
Total liabilities and shareholders' equity	**207,211**	**10,914**	**22,020**	**196,105**

(1) Adjustments constitute receivables and payables between Hydro and Agri. In addition, Hydro's cash contribution to AgriHold ASA (transferee company) constitutes an investment for Hydro after the Demerger, and is presented as Other non-current assets in the amount of NOK 2,048 million.

Carve-Out and Pro Forma financial statements for the nine months ended September 30, 2003 and 2002, and for the years ended December 31, 2002, 2001 and 2000 are presented in Part V of this Information Memorandum together with explanatory notes.

RISK FACTORS

Holders of Hydro Shares and Hydro ADRs should consider the risks described below, as well as the other information in this Information Memorandum, before voting on the Demerger. These risks are not the only ones of relevance to voting on the Demerger or the businesses of Hydro and/or Agri. Additional risks and uncertainties not known at present or that are deemed immaterial may also impair the business, operating results, financial condition, liquidity and prospects of Hydro and/or Agri.

Risks Relating to the Demerger

➢ ***Because Agri does not have an operating history as a separate entity, you may have difficulty assessing its historical performance and outlook for future revenues and other operating results.***

Following the Demerger, Hydro and Agri will operate as separate, publicly traded companies. Agri has no operating history as a separate entity; Hydro Agri's financial performance historically has been connected to the results of operations, assets and cash flow of Hydro's other business segments. The Hydro Agri Carve-Out and Pro Forma Financial Statements included in this Information Memorandum do not reflect what Agri's results of operations, financial position and cash flows would have been had Agri been a separate, publicly traded company during the periods presented. They may not be indicative of Agri's future results of operations, financial position and cash flows.

For a further discussion of the basis of presentation of the Hydro Agri Carve-Out Financial Statements, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part III of the Information Memorandum.

➢ ***Agri may not be successful in raising debt financing on a stand-alone basis as planned, which could lead to a delay or cancellation of the Demerger or Hydro assuming risk related to Agri's debt financing after consummation of the Demerger.***

The Demerger Plan provides for AgriHold's assumption of a liability to pay to Hydro a net debt, the amount of which was NOK 8.1 billion as of October 1, 2003. AgriHold's repayment of this debt to Hydro is expected to be effected on the Completion Date from the proceeds of debt financing to be arranged through financial institutions. However, it may not be possible for Agri to raise financing in the capital markets sufficient to repay this debt and provide Agri with sufficient working capital before the scheduled Completion Date. In this situation, the consummation of the Demerger could be delayed. Alternatively, Hydro's Board of Directors could agree that Hydro may continue to provide financing to Agri after the consummation of the Demerger. Such financial support could be provided in the form of an extension of the term of the debt provided for in the Demerger Plan, or in the form of a guarantee or other credit support. There is no assurance that Hydro's Board of Directors will agree that Hydro will provide such support. If the Demerger has not been consummated on or prior to June 30, 2004, the Demerger will lapse and will not be completed.

Any such financial assistance from Hydro to Agri could involve substantial risk for Hydro. Therefore, although the decision would, under the Demerger Plan, be left to its absolute discretion, Hydro's Board of Directors does not foresee agreeing to any such arrangements except in the event that Agri's inability otherwise to satisfy its debt on the Completion Date is due solely to transitory matters unrelated to its creditworthiness on a stand-alone basis.

➢ ***Norwegian law subjects Hydro and Agri to joint liability after the Demerger.***

Through the Demerger, the obligations of Hydro will be divided between Hydro and Agri in accordance with the principles set forth in the Demerger Plan. If either Hydro or Agri is liable under the Demerger Plan for an obligation that arose prior to completion of the Demerger and fails to satisfy

that obligation, the non-defaulting party will be jointly and severally liable for the obligation. This statutory liability is unlimited in time, but is limited in amount to the equivalent of the net value allocated to the non-defaulting party in the Demerger.

➢ ***The market price of AgriHold Shares may experience fluctuations and volatility after the Demerger, including volatility relating to sales, or the possibility of sales, of substantial numbers of AgriHold Shares in the public market.***

There is currently no public market for AgriHold Shares. AgriHold will seek the listing of the AgriHold Shares on the Oslo Stock Exchange concurrent with the completion of the Demerger. While it is a condition to completion of the Demerger that the AgriHold Shares be listed on the Oslo Stock Exchange, there can be no assurance as to the trading price of AgriHold Shares following such listing. Following the distribution of the AgriHold Shares in connection with the Demerger and until an orderly trading market develops, the price of the AgriHold shares may fluctuate significantly. There can be no assurance that an orderly trading market will develop.

Following the Demerger, AgriHold Shares will represent an investment in a smaller company with a different investment profile relative to that of Hydro. The changes brought about by the Demerger may be such that an investment in AgriHold will no longer match the investment objectives of holders of Hydro Shares. Accordingly, holders of AgriHold Shares may be motivated to sell them. This could cause the market price of the AgriHold Shares to decline after the completion of the Demerger.

Immediately following the consummation of the Demerger, Hydro will own 20.0% of the AgriHold Shares. Hydro intends to sell its AgriHold Shares on the Completion Date, but in any case within 18 months of the Completion Date. Sales, or the possibility of sales, of some or all of the AgriHold Shares held by Hydro in the public market following the Demerger could cause volatility in the trading, or otherwise have an adverse effect on the market trading price, of the AgriHold Shares.

➢ ***Certain aspects of the Demerger could cause Hydro, Agri, or both, to incur tax liabilities.***

The Demerger will involve the separation of Hydro Agri's activities from those of Hydro in a number of countries. These separations may be subject to tax in Norway or in other jurisdictions. In addition, if the separations were initially treated as tax-free in Norway and other key jurisdictions, in certain circumstances, actions taken after the Demerger could cause one or more of the separations, or the Demerger, to be taxable to Hydro, Agri, or both. For a more complete discussion of the tax aspects of the Demerger, see the discussion in Part II of this Information Memorandum under the caption "Tax Matters."

Certain capital gains taxes, duties and stamp taxes or other taxes may be payable in connection with the Demerger and the required separation of Hydro Agri's business from the other businesses carried on by Hydro. Such taxes could be material.

➢ ***Certain aspects of the Demerger could cause holders of Hydro Shares to incur tax liabilities.***

The Demerger will involve the separation of Hydro Agri's activities from those of Hydro. Holders of Hydro Shares in certain jurisdictions may be subject to tax as a result of this separation. For a more complete discussion of the tax aspects of the Demerger, see the discussion in Part II of this Information Memorandum under the caption "Tax Matters."

➢ ***After the Demerger, the total tax burden of Hydro and Agri may be higher than the total tax burden of Hydro prior to the Demerger.***

As a consequence of the Demerger, Hydro Companies and Agri Companies will no longer be able to consolidate or otherwise share or allocate tax attributes. As a result, the total tax burden of Hydro and Agri may be higher than the tax burden Hydro would have had absent the Demerger.

Because Agri will likely have a structure after the Demerger that differs from the current structure, Agri may have less financial flexibility than Hydro has had to repatriate funds in a tax-efficient manner.

➢ ***Holders of AgriHold ADSs and AgriHold Shares registered in a nominee account may not be able to exercise voting rights as readily as a shareholder of AgriHold Shares registered directly in the VPS System.***

Holders of AgriHold ADSs who would like to vote their underlying AgriHold Shares at AgriHold's general meetings must instruct the AgriHold ADR Depositary (the "AgriHold ADR Depositary") to cause the temporary transfer of the underlying AgriHold Shares so as to register the ownership of such shares directly in AgriHold's share register in the VPS System prior to the meeting. None of AgriHold, the AgriHold ADR Depositary or any other nominee can guarantee that holders of AgriHold ADSs will receive the notice for a general meeting in time to instruct the AgriHold ADR Depositary or any other third party to transfer the underlying AgriHold Shares to the VPS System, and it is possible that holders of AgriHold ADSs, or other persons who hold AgriHold Shares or AgriHold ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise the right to vote. Similarly, beneficial owners of AgriHold Shares registered through other VPS-registered nominees may not be able to vote such Shares unless their ownership is re-registered in the name of the beneficial owner prior to the relevant general meeting.

Risks Relating to Agri

➢ ***If AgriHold is unable to obtain financing to satisfy its indebtedness to Hydro prior to the scheduled date of completion of the Demerger, or otherwise fails to obtain financing on favorable terms for its capital requirements, Agri's results of operations and financial condition may be adversely affected.***

As a condition precedent to completion of the Demerger, AgriHold must obtain financing to satisfy its indebtedness to Hydro. There is no assurance that AgriHold will be successful in arranging new financing prior to the scheduled Completion Date of the Demerger or that, if it is unable to do so, Hydro's Board of Directors will agree to extend AgriHold's indebtedness to Hydro or provide a guarantee or other credit support in connection with AgriHold's efforts to arrange new financing.

There is also no assurance that the terms of new financing arrangements (or any more detailed agreement that may be entered into with Hydro in connection with an extension of AgriHold's indebtedness to Hydro or Hydro's providing a guarantee or other credit support), will not be unfavorable to AgriHold. The debt markets are volatile and rates, terms and availability fluctuate based on conditions in the markets and lenders' perceptions of a company's business and financial stability. Further, it is unlikely that AgriHold will obtain as strong a credit rating as Hydro currently has. These financial risks may result in AgriHold incurring higher borrowing costs than would have been incurred as part of Hydro. Should the terms of new financing arrangements be unfavorable, Agri's results of operations and financial condition may be adversely affected.

As a smaller, less diversified company, AgriHold will have less financial strength and flexibility than Hydro currently has due to lower revenues and earnings than the combined companies and potentially increased volatility in earnings and cash flows given the cyclicality of the fertilizer industry.

➢ ***Exports from the former Soviet Union and certain Central and Eastern European countries could create a supply/demand imbalance in Western European fertilizer markets.***

The decline of agriculture in most parts of the former Soviet Union ("FSU") and much of Central and Eastern Europe in the late 1980s and early 1990s resulted in increased pressure from imports into Western Europe of fertilizer products produced in these countries. Imports of finished fertilizer products from plants located in Eastern Europe continue to flow into Western European markets. Eastern and Central European producers currently export approximately 75% of their urea production.

Approximately 50% of Hydro Agri's fertilizer sales volumes are to European markets, such that a market imbalance stemming from increased import volumes could have a material adverse effect on Hydro Agri's results of operations and financial condition.

As a result of government policy, the price Russian fertilizer producers pay for natural gas, an important raw material for the manufacture of fertilizer, is approximately one-fifth of that paid by major Western European producers. Anti-dumping measures currently imposed by the European Union against certain Russian fertilizer exports to Europe may limit the ability of Russian producers to sell fertilizer in the EU, although these measures are subject to change. In markets where trade measures are not in force, Russian fertilizer would have a greater competitive advantage. While Russia's entry into the World Trade Organization (the "WTO") could result in Russian fertilizer plants paying more market-based prices for natural gas, there can be no assurance of the timing and nature of developments in this regard.

The existing EU anti-dumping measures currently applicable to imports from Poland, Lithuania and Estonia will be lifted when those countries become members of the EU in May 2004. Depending upon the actions taken by the EU and the governments of those countries prior to accession, the introduction of this production capacity into the EU market may put downward pressure on fertilizer prices.

➢ ***If China begins to export urea on a large scale, the global market for fertilizer could be destabilized.***

Given the rapid expansion of Chinese urea production and the possibility that other nitrogen-based fertilizers may meet an increasing share of Chinese domestic demand, China may begin to export large volumes of urea, thereby putting downward pressure on the price of urea. This could adversely affect Agri's results of operations and financial condition.

➢ ***The European Union could decrease its subsidies for agriculture in Western Europe, which could result in reduced demand for fertilizer.***

The European Union has developed a proposal to reform the Common Agricultural Policy ("CAP"), which provides for the form and size of subsidies paid to EU farmers for production and export of their produce. The key element of the CAP reform is the de-coupling of EU support payments from production; if the reforms are adopted, farmers will receive a single payment from the EU. Agricultural activity may decline as reduced subsidies make agriculture less economically attractive, which may, in turn, reduce the demand for fertilizer. The CAP reform also includes set-aside policies that could contribute to an increased withdrawal of cultivated land, which may further adversely affect fertilizer demand. The current CAP reform proposal will extend to the ten Central and Eastern European countries scheduled to join the EU in May 2004. It is unclear how Western European producers will be affected by the expansion of the EU. It could result in a shift in agricultural activity that would be disruptive to established fertilizer markets and distribution systems.

WTO agricultural negotiations are also expected ultimately to lead to a reduction of agriculture tariff barriers, domestic support and export subsidies. A wide range of countries, including the United States and many developing countries, are advocating implementation of the EU CAP reform in these negotiations. Any additional CAP reform arising from WTO commitments will likely have the effect of substantially reducing production-linked payments and export subsidies. This may also adversely affect fertilizer demand, and, in turn, Agri's results of operations and financial condition.

➢ ***Agri will be affected by market fluctuations in foreign currencies, which could harm results of operations.***

Agri will report its consolidated results and financial position in Norwegian kroner, but most of its revenues and costs will be denominated in other currencies. Agri will have significant revenues based on product prices denominated in (or with reference to) U.S. dollars. Fixed costs in Europe and certain

European revenues will be primarily denominated in euro and other European currencies. Although Agri intends to obtain long-term financing denominated in U.S. dollars, this will only serve partially to offset Agri's exposure to fluctuations in U.S. dollar exchange rates.

In addition, as a result of its global activities, Agri may be paid for its products in currencies that are subject to sudden and material changes in exchange rates and liquidity. Agri will attempt to hedge these "soft currency" risks, but there can be no assurance that such hedging activities will be successful.

➢ ***Agri's operating results may be significantly affected by the supply and price levels of natural gas and other essential raw materials.***

Natural gas will be a key raw material used in the manufacture of Agri's nitrogen-based fertilizer products. Agri's profitability will be directly affected by the price and availability of natural gas purchased from third parties for its ammonia and fertilizer production. Agri expects to purchase a substantial portion of its natural gas through long-term contracts with a limited number of suppliers. Agri expects to purchase its requirements of phosphate rock and potassium from a limited number of suppliers. While Agri plans to take measures to ensure that it maintains an adequate supply of natural gas and other essential raw materials, there can be no assurance that this supply will not be delayed or interrupted, which may result in production delays or in cost increases if alternative sources of supply prove to be more expensive. If Agri's cost of raw materials were to increase, or if Agri were to experience an extended interruption in the supply of raw materials to its production facilities, Agri's business, financial condition and results of operations could be adversely affected.

In addition, if natural gas prices in the United States were to decline to a level that prompts those U.S. producers who have permanently or temporarily closed production facilities to resume fertilizer production, this would likely contribute to a supply/demand imbalance that could adversely affect Agri's results of operations and financial condition.

➢ ***The fertilizer business is cyclical, which will expose Agri to potentially significant fluctuations in its financial condition and share price.***

Hydro Agri's products are, to a large extent, commodity products that are used in agriculture, which is a commodity industry. Accordingly, in the normal course of business, Agri will be exposed to fluctuations in supply and demand, which could have significant effects on prices across all of its businesses and products and, in turn, Agri's operating results and financial condition. The prices of fertilizer products depend on a number of factors, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, and weather conditions. Changes in supply result from capacity additions or reductions and from changes in inventory levels. Demand for fertilizer products is dependent, in part, on demand for crop nutrients by the global agricultural industry. Periods of high demand, high capacity utilization and increasing operating margins have tended to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated.

➢ ***Adverse weather conditions during peak fertilizer application periods may have a material adverse effect upon Agri's results of operations and financial condition.***

Sales of Agri's fertilizer products to agricultural customers will be seasonal in nature and will likely result in Agri's generating a greater amount of net sales and operating income in the spring. However, quarterly results may vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns, as well as the relationship between natural gas and nitrogen fertilizer product prices. Hydro Agri derives approximately 50% of its business from Europe. Accordingly, an adverse weather pattern affecting European agriculture could have a material adverse effect upon Agri's results of operations and financial condition.

➢ ***Expansion into emerging and transitioning markets presents a higher degree of financial, political, economic and other business risks.***

Agri will be exposed to financial, political, economic and business risks in connection with its worldwide operations. Agri Companies have made investments and commenced production and marketing activities in various emerging markets, including South Africa and Brazil. In addition to emerging markets, Agri will likely have increasing business in transitioning markets, including China. While these emerging and transitioning markets represent areas where greater relative growth in fertilizer consumption is anticipated or that Agri perceives to be of interest as a production base, they also present a higher degree of risk than more developed markets. In addition to the business risks inherent in developing and servicing new markets, economic conditions may be more volatile, legal systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. Unexpected or uncontrollable events or circumstances in these markets could have a material adverse effect on Agri's operations and financial results.

➢ ***Agri will be exposed to market and credit risk in its general business operations.***

Agri will extend credit in the normal course of business. Agri will also enter into long-term contracts to secure the price and availability of raw materials and energy for manufacturing operations. These activities create the risk that one or more counter-parties will default on obligations to Agri, which could result in direct financial losses, unexpected increased market exposures or higher operating costs. Poor or deteriorating economic conditions on a global, regional or industry sector level increase the risk of counter-party default.

➢ ***Ammonia and other fertilizer components and products manufactured, processed, stored, handled, distributed and transported by Agri Companies may be very volatile. Accidents involving these substances could cause severe damage or injury to property, the environment and human health.***

Agri Companies manufacture, process, store, handle, distribute and transport ammonia and other fertilizer components and products, which substances may be very volatile. Accidents or mishandling involving these substances could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits and regulatory enforcement proceedings, both of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of Agri's ability to produce or distribute its products could result in a significant decrease in revenues and significant additional cost to replace or repair and insure Agri's assets, which could have a material adverse effect on Agri's financial condition and results of operations.

In addition, Agri Companies may incur significant losses or costs relating to the operation of vessels used for the purpose of carrying various products and raw material, including ammonia. These vessels and their cargo are subject to perils particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather or storms. Due to the potentially destructive and dangerous nature of the cargo, in particular ammonia and oil onboard the vessels, any such event may result in uncontrolled or catastrophic circumstances, including fires, explosions, accidents and severe pollution. Such circumstances may result in severe damages and/or injury to property, the environment and humans. Litigation from any such event may result in Agri Companies being named as defendants in lawsuits asserting large claims. In the event of pollution, Agri may be subject to strict liability.

➢ ***Agri may incur significant costs to comply with, or as a result of, health, safety and environmental laws and regulations.***

Hydro Agri's operations are subject to numerous environmental requirements under the laws and regulations of the various jurisdictions in which it conducts business. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, and solid and hazardous waste

management, and the use, composition, handling, distribution and transportation of hazardous materials. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

Agri will own numerous fertilizer manufacturing, distribution, storage and blending facilities in a number of countries, some of which were operated as industrial facilities before Hydro acquired them. There is a potential that past contamination at some sites may lead to required remediation in the future. The taking of remediation measures could have a material adverse effect on Agri's financial condition.

Agri will not be able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on Agri's results of operations and financial condition.

- ***Agri will be subject to the risk of labor disputes and adverse employee relations, and these disputes and adverse relations may disrupt Agri's business operations and adversely affect its results of operations and financial condition.***

The majority of Agri's hourly paid employees are represented by labor unions under a large number of collective bargaining agreements. Agri may not be able satisfactorily to renegotiate collective labor agreements when they expire. In addition, Agri's existing labor agreements may not prevent a strike or work stoppage at any of Agri's facilities in the future, and any such work stoppage could have a material adverse effect on Agri's results of operations and financial condition.

- ***Acts of war or terrorism could negatively affect Agri's business.***

Any military strikes or sustained military campaign in areas or regions of the world where Agri has business operations may affect Agri's business in unpredictable ways, including forcing Agri to increase security measures and causing disruptions of supplies and markets, loss of property, and incapacitation of employees. Instability in the financial markets as a result of war may also affect Agri's ability to raise capital or significantly affect foreign exchange markets. Further, like other companies with major industrial facilities, Agri's plants and ancillary facilities may be targets of terrorist activities. The Industrial segment may be vulnerable, for example, since it supplies products utilized in the production of drinks and food for human consumption. Many of these plants and facilities store significant quantities of ammonia products and other items, which can be volatile if mishandled. Any damage to infrastructure facilities, such as electric generation, transmission and distribution facilities, or injury to employees, that could be direct targets of, or indirect casualities of, an act of war may affect Agri's operations. Any disruption of Agri's ability to produce or distribute its products could result in a significant decrease in revenues and significant additional costs to replace or repair and insure Agri's assets, which could have a material adverse impact on Agri's financial condition and results of operations.

- ***Agri will not be insured against all potential losses and could be seriously harmed by natural disasters, operational catastrophes or deliberate sabotage.***

Many of Hydro Agri's business activities are characterized by substantial investments in complex production facilities, manufacturing and transportation equipment. Many of the production processes, raw materials and certain finished products are potentially destructive and dangerous in uncontrolled or catastrophic circumstances, including fires, explosions, accidents, major equipment failures, etc. Despite insurance coverage, Agri could incur uninsured losses and liabilities arising from such events, including damage to Agri's reputation, and/or suffer substantial losses in operational capacity, which could have a material adverse effect on Agri's results of operations and financial condition.

➢ ***The loss of key management personnel could adversely affect Agri's business.***

Agri's loss of key management personnel or inability to hire and retain qualified employees could have an adverse effect on its business, financial condition and results of operations. Agri's operations will depend on the continued efforts of its executive officers and senior management. Agri will not be able to guarantee that any member of management at the corporate or subsidiary level will continue in his or her capacity for any particular period of time. If Agri were to lose one or more key personnel, its operations could be adversely affected.

Risks Relating To Hydro

➢ ***Hydro's expansion of business activities in emerging and transitioning markets presents a higher degree of financial, political, economic and other business risks.***

Hydro is exposed to financial, political, economic and business risks in connection with its business operations. In recent years, Hydro has made investments and commenced activities in various emerging markets, including Angola and Brazil. In addition to emerging markets, Hydro has business operations in transitioning markets, including Russia and China. Emerging and transitioning markets present a higher degree of risk than more developed markets. In addition to the business risks inherent in developing and servicing new markets, economic conditions may be more volatile, legal systems less developed and predictable, and adverse governmental action more pronounced. Unexpected or uncontrollable events or circumstances in these markets could have a material adverse effect on Hydro's results of operations and financial condition.

➢ ***Hydro is exposed to market and credit risk in its general business operations.***

Hydro extends credit in the normal course of business operations. In addition, Hydro engages in hedging activities to reduce exposure to short-term swings in the prices of its commodity-based businesses or exposure to fluctuations in currencies and interest rates. Hydro also enters into long-term contracts to secure the price and availability of raw materials and energy for primary aluminium production operations. All of these activities create the risk that one or more counter-parties will default on obligations to Hydro resulting in direct financial losses, unexpected increased market exposures or higher operating costs. Poor or deteriorating economic conditions on a global, regional or industry sector level increase the risk of counter-party default. Such defaults could adversely affect Hydro's results of operations and financial condition.

➢ ***Fluctuations in currency exchange rates may cause Hydro's financial results to decline.***

Hydro reports its consolidated results and financial position in Norwegian kroner but revenues and costs are denominated in several currencies. Hydro has exposure to changes in currency rates primarily resulting from having net cash inflows (income) denominated in U.S. dollars (or influenced by the U.S. dollar exchange rate) and net cash outflows (primarily fixed costs) in euro, Norwegian kroner and several other currencies. Exchange rate fluctuations may negatively affect the competitiveness of Hydro's activities in countries where the local currency appreciates against the U.S. dollar. To reduce the economic effects of adverse exchange rate changes, Hydro maintains a significant portion of its debt in U.S. dollars. Hydro also has loans in other currencies for similar purposes. If the U.S. dollar declines relative to the Norwegian kroner, euro, etc., the value of Hydro's net cash inflow may be reduced. At the same time, the value of the U.S. dollar-denominated debt, expressed in Norwegian kroner or euro, may decline.

➢ ***Hydro is subject to the risk of labor disputes and adverse employee relations, and these disputes and adverse relations may disrupt Hydro's business operations and adversely affect its financial results.***

The majority of Hydro's hourly paid employees are represented by labor unions under a large number of collective bargaining agreements. Hydro may not be able satisfactorily to renegotiate its

collective labor agreements when they expire. In addition, existing labor agreements may not prevent a strike or work stoppage at any of Hydro's facilities in the future, and any such work stoppage could have a material adverse effect on its results of operations and financial condition.

➢ ***Acts of war or terrorism could negatively affect Hydro's business.***

Any military strikes or sustained military campaign in areas or regions of the world where Hydro has business operations may affect Hydro's business in unpredictable ways, including forcing Hydro to increase security measures and causing disruptions of supplies and markets, loss of property and incapacitation of employees. Instability in the financial markets as a result of war may also affect Hydro's ability to raise capital or significantly affect foreign exchange markets. Further, like other companies with major industrial facilities, Hydro's plants and ancillary facilities may be targets of terrorist activities. Any damage to infrastructure facilities, such as electric generation, transmission and distribution facilities, or injury to employees, that could be direct targets of, or indirect casualties of, an act of war may affect Hydro's operations. Any disruption of Hydro's ability to produce or distribute its products could result in a significant decrease in revenues and significant additional costs to replace or repair and insure Hydro's assets, which could have a material adverse impact on Hydro's financial condition and results of operations.

➢ ***Hydro will not be insured against all potential losses and could be seriously harmed by natural disasters, operational catastrophes or deliberate sabotage.***

Many of Hydro's business activities are characterized by substantial investments in complex production facilities, manufacturing and transportation equipment. Many of the production processes, raw materials and certain finished products are potentially destructive and dangerous in uncontrolled or catastrophic circumstances including fires, explosions, accidents, major equipment failures, etc. Hydro Oil and Energy's offshore operations (and certain transportation operations) are subject to marine perils, including severe storms and other adverse weather conditions. Despite insurance coverage, Hydro could incur uninsured losses and liabilities arising from such events and/or suffer substantial losses in operational capacity, which could have a material adverse effect on its operations or financial condition.

Risks Relating to Hydro's Oil and Energy Business

➢ ***A substantial or extended decline in oil or natural gas prices would have a material adverse effect on Hydro Oil and Energy's business.***

Historically, prices for oil and natural gas have fluctuated widely in response to changes in many factors, including:

- global and regional economic and political developments in resource-producing regions, particularly in the Middle East;
- changes in the supply of and demand for oil and natural gas; and
- the ability of the members of the Organization of the Petroleum Exporting Countries ("OPEC") to agree on and maintain oil price and production controls.

It is impossible to predict future oil and natural gas price movements. Declines in oil and natural gas prices will adversely affect Hydro's Oil and Energy business, its results of operations and financial condition, and ability to finance planned capital expenditures. Lower oil and natural gas prices also may influence the amount of oil and natural gas that Hydro can produce economically or adversely affect the economic potential and viability of projects being considered or in development.

➢ ***Hydro Oil and Energy's future performance depends on the ability to develop additional oil and gas reserves that are economically recoverable.***

The majority of Hydro Oil and Energy's proved reserves (92% as of December 31, 2002) are located on the NCS. The southern part of the NCS (the location of the most easily accessible and

exploitable fields offshore Norway) is a maturing resource province from which reserve additions have been low in recent years. Norway's oil production has been declining for the last two years. A decision by the Norwegian government as to whether to allow offshore oil and gas exploration in sensitive areas along Norway's northern coastline and in the Barents Sea is not expected until, at the earliest, 2004, and is dependent upon an environmental impact study expected to be completed before year-end 2003.

Unless Hydro Oil and Energy conducts successful exploration and development activities or acquires properties containing proved reserves, or both, its proved reserves will decline as reserves are produced. In addition, the volume of production from oil and natural gas properties generally declines as reserves from those prospects are depleted. Hydro Oil and Energy's future production is highly dependent upon its success in finding or acquiring, and developing, additional reserves. If unsuccessful, proved reserves will decline, which will, in turn, adversely affect Hydro's results of operations and financial condition.

➢ ***Hydro Oil and Energy's exploration drilling involves numerous business and financial risks, including the risk that such activity will not lead to the discovery of commercially productive oil or natural gas reservoirs.***

Exploration for oil and gas involves a high degree of risk that hydrocarbons will not be found or that they will not be found in commercial quantities. The 3-D seismic data and other appraisal technologies Hydro Oil and Energy uses do not provide conclusive knowledge prior to drilling a well that oil or gas is present or economically feasible to extract. Accordingly, Hydro Oil and Energy's drilling activity with respect to any particular project area or areas may be unsuccessful.

The cost of drilling, completing and operating a well is often uncertain and cost factors can adversely affect the economics of a project. Offshore drilling in deepwater (such as in Angola and the Gulf of Mexico) is extremely expensive and long-term in nature. Drilling operations may be curtailed, delayed or canceled as a result of factors outside of Hydro's control, such as unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions, and shortages or delays in the availability of drilling rigs. Further, completion of a well does not guarantee that it will be profitable or even that it will result in recovery of drilling, completion and operating costs. Any of these situations may adversely affect Hydro's results of operations and financial condition.

➢ ***Hydro Oil and Energy is a relatively small producer in its industry, facing intense competition in all areas of its operations from larger international oil and gas companies with greater capital resources and other competitive advantages.***

The oil and gas industry is competitive, especially with regard to exploration for, and development of, new oil and natural gas resources. Many of Hydro Oil and Energy's competitors are much larger companies. These larger companies, including those created by mergers in the past few years, have a number of competitive advantages, including:

- a greater ability to diversify their exploration and production activity geographically to reduce their risks associated with such activities;
- greater financial resources, providing additional flexibility with respect to the number and range of properties and prospects that can be considered for exploration and development; and
- cost efficiencies made possible by a greater scale of operations and infrastructure.

➢ ***Hydro Oil and Energy's development projects involve many uncertainties and operating risks that can prevent Hydro from realizing profits and can cause substantial losses.***

On the NCS, Hydro Oil and Energy is increasingly developing smaller satellite fields in mature areas. Other Hydro Oil and Energy development projects are in remote locations with limited operational histories and, consequently, the success of these projects is less predictable. In addition,

some of Hydro Oil and Energy's development projects are located in deepwater or other hostile environments, such as areas on the NCS, the Gulf of Mexico and Angola, or produced from challenging reservoirs. Planning and development of the Ormen Lange field, for example, has been described as one of the most challenging assignments any oil company has tackled, not just in Norway but in a global context, given the combination of deepwater, harsh weather conditions, freezing water temperatures and a very uneven seabed. As a result, Hydro Oil and Energy may face increased challenges maintaining targeted levels of production and production growth in future years. This could negatively affect Hydro's results of operations and financial condition.

➢ ***Hydro Oil and Energy's oil and gas reserves are only estimates and may prove inaccurate.***

There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond the control of the producer. The reserve data included in this Information Memorandum represent only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Further, evaluating properties for their recoverable reserves of oil and natural gas entails the assessment of geological, engineering and production data, some or all of which may prove to be unreliable. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenues and expenditures with respect to Hydro Oil and Energy's reserves will likely vary from estimates, and those variances may be material. Any downward adjustment in Hydro Oil and Energy's reserve data could lead to lower future production and could adversely affect Hydro's results of operations and financial condition.

➢ ***Hydro Oil and Energy's activities expose Hydro to strict and other liability in the event of spills or other discharges of petroleum.***

In Hydro's capacity as a holder of licenses on the NCS under the Norwegian Petroleum Act of November 29, 1996, Hydro is subject to strict statutory liability in respect of losses or damages suffered as a result of pollution caused by spills or discharges of petroleum at or relating to facilities covered by such licenses. Thus, anyone who suffers losses or damages as a result of pollution caused by operations at any of Hydro's NCS license areas can assert a claim for compensation from Hydro without needing to demonstrate that the damage is due to any fault on Hydro's part. In addition, Hydro's operations in other countries (e.g., Canada and Angola) subject it to liability in respect of damages caused by spills or discharges, including in connection with shipping operations.

➢ ***Hydro may be subject to the imposition of sanctions by the U.S. government in connection with its activities in Iran and/or Libya.***

Hydro Oil and Energy is engaged in certain activities in Iran and has an interest in oil and gas exploration licenses in Libya, where exploratory and appraisal wells are in the process of being drilled. In August 1996, the United States adopted the Iran and Libya Sanctions Act of 1996 (the "Sanctions Act") with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development and acquisition of weapons of mass destruction. If the U.S. government were to determine that a person's activities in Iran or Libya are covered by the Sanctions Act, the Act requires the President of the United States to apply two or more sanctions, including a ban on any license to export goods or technology to a sanctioned person, a prohibition of loans or extensions of credit by U.S. financial institutions in an amount greater than U.S.$10 million in any 12-month period to the sanctioned person, and restrictions on imports into the United States from a sanctioned person. The President also has the authority to grant country-specific and project-specific waivers of these sanctions under certain circumstances. To date, there have not been any sanctions imposed against any person or entity under the Sanctions Act. However, there can be no assurance that the U.S. government will not in the future impose such sanctions.

Risks Relating to Hydro Aluminium's Business

➢ ***The price of aluminium is volatile, reflecting the cyclicality of the aluminium industry, and this volatility may adversely affect Hydro Aluminium's results of operations and financial condition.***

The aluminium industry is highly cyclical. Hydro Aluminium's results of operations could be adversely affected by significant changes in general economic conditions or conditions affecting the aluminium industry specifically. In particular, Hydro Aluminium is exposed to economic conditions in Europe, as a significant portion of its products is sold into the European market. Virtually all aluminium end-use markets, including the building, transportation and packaging industries, are also cyclical. When downturns occur in these industries, decreased demand for aluminium may result in lower prices for Hydro Aluminium's products, which may have an adverse effect on Hydro Aluminium's results of operations.

Aluminium product prices, reflecting the cyclicality of the aluminium industry, have been volatile historically. Hydro Aluminium expects such volatility to continue. The London Metal Exchange ("LME") price, in U.S. dollars, is the main reference price for aluminium contracts worldwide. The variance in the LME price can have a material effect upon Hydro Aluminium's results as a whole. The operating results of Hydro Aluminium's Metals sub-segment's upstream operations, in particular, are negatively affected by lower LME prices. Hydro Aluminium's Rolled Products and Extrusion and Automotive sub-segments also may be affected by aluminium price volatility, although, as margin businesses, such sub-segments are generally less directly affected by fluctuations in the LME price level. Hydro Aluminium hedges its exposure to the volatility of LME prices. However, Hydro Aluminium's hedging activities can increase the level of fluctuations in Hydro Aluminium's operating results from period to period.

➢ ***Hydro Aluminium is exposed to foreign exchange rate fluctuations.***

The LME price for aluminium is denominated in U.S. dollars. Further, a portion of Hydro Aluminium's production of aluminium is sold in local currencies, including the euro, based on U.S. dollar exchange rates. Accordingly, operating results, which are reported in Norwegian kroner, are adversely affected by the strengthening of the Norwegian kroner against the U.S. dollar. As a result of the acquisition of VAW's German and overseas smelters, Hydro Aluminium's Metals sub-segment has reduced Hydro Aluminium's relative exposure to the U.S.$/NOK exchange rate, but increased the exposure to the U.S.$/euro and NOK/euro exchange rates.

Although alumina prices are denominated in U.S. dollars (as are most raw material costs), Hydro Aluminium's Brazilian-based alumina business, through its non-consolidated investee, Alunorte, is exposed to the U.S.$/Brazilian real exchange rate, which can affect Hydro Aluminium's operating results. A decline in the value of the Brazilian real against the U.S. dollar (the U.S. dollar being the predominant financing currency for Alunorte) can lead to a currency loss with respect to the Metals sub-segment's interest in Alunorte, as occurred in 2002.

➢ ***Hydro Aluminium's operations are dependent on substantial amounts of energy and, as a result, its profitability may decline if energy costs rise or if energy supplies are interrupted.***

Hydro Aluminium's operations consume large volumes of energy, mainly electricity, in producing primary aluminium. Hydro Aluminium has long-term electricity supply contracts for its smelters in Norway, Canada and Australia. The electricity supply contracts for Hydro Aluminium's German smelters, scheduled to expire at the end of 2005, will need to be extended or alternative supply arrangements made. Hydro Aluminium may not be able to renew or replace these contracts on comparable terms following the expiry of these contracts.

Reduction in regulation of electricity markets in Europe continues at varying rates of progress from country to country. There is a possibility of new environmental taxes on electricity. Hydro

Aluminium is particularly exposed to energy tax regimes in Norway and Germany because of its substantial electricity consumption in these countries. If electricity costs rise as a result of market or other factors such as new taxes, or if electricity supplies or supply arrangements are disrupted, Hydro Aluminium's operating results could be adversely affected.

➢ ***Hydro Aluminium's alumina strategy exposes Hydro Aluminium to possible global shortages of alumina.***

The principal raw material used in the production of aluminium is alumina. Hydro Aluminium has secured roughly 50% of its long-term alumina supply requirements through equity investments and supplements its own equity alumina production through medium- to longer-term contractual arrangements with third parties. Hydro Aluminium's alumina strategy reflects its view that new alumina production capacity will materialize to support the growth in global alumina consumption. Industry analysts have expressed concerns about whether the alumina greenfield and expansion projects will be adequate to meet the projected growth in demand over the next several years. Even if Hydro Aluminium is able to secure an adequate supply of alumina to meet its future requirements, the possibility of worldwide demand exceeding supply, together with the concentration of the alumina production industry, creates the potential for a material increase in the price of alumina. Hydro may not be able to pass on the entire amount of any increase in alumina price to its customers. This may result in declining margins and reduced profitability.

➢ ***Hydro Aluminium is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates.***

Hydro Aluminium is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, the storage, treatment and discharge of waste waters, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these laws and regulations create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities.

➢ ***Hydro Aluminium's operations could be adversely affected by government actions or the absence of such actions in respect of third parties, regulating the market and trade in aluminium.***

Hydro Aluminium's operations could be adversely affected by government actions such as controls on imports, exports and prices, new forms of taxation, and increased government regulation in the countries in which Hydro Aluminium operates or services customers. In addition, Hydro Aluminium is subject to the disruptive effects of dumped or subsidized products in markets by producers engaging in unfair competition. Such activities may not result in the application of anti-dumping or countervailing duties by appropriate governmental agencies and any such duties imposed may be insufficient to eliminate all of the potential negative effects of such practices. In addition, Hydro Aluminium's shipments to certain markets may be subjected to anti-dumping and/or countervailing duties that could negatively affect Hydro's competitive position. Any such actions could affect Hydro Aluminium's revenues, expenses and results of operations.

➢ ***Hydro Aluminium could be adversely affected by disruptions of its operations.***

Many of Hydro Aluminium's customers are, to varying degrees, dependent on planned deliveries from Hydro Aluminium's plants located in various parts of the world. Breakdown of equipment or other events leading to production interruptions in Hydro Aluminium's plants, could lead to financial losses. Interruption in the energy supply to a smelter for more than six to eight hours could lead to the metal solidifying in the pots, which would result in Hydro Aluminium incurring significant costs to

restore the smelter to normal operations. Reduced production, itself, could result in reduced income. Further, customers may have to reschedule their own production due to Hydro Aluminium's missed deliveries, which may result in customers' pursuing financial claims against Hydro Aluminium. For example, Hydro Aluminium supplies many of the automotive manufacturers in the world and, in a number of cases, is a sole supplier for special products. The automotive industry is particularly dependent on regular, on-time supplies. The consequences of not meeting scheduled deliveries or quality standards might be costly. Hydro Aluminium's operations may also be unable to meet customers' quality demands due to obsolete technology or other problems in Hydro Aluminium's operations. Hydro Aluminium may incur costs to correct any of such problems, in addition to facing claims from customers. Further, Hydro Aluminium's reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While Hydro Aluminium maintains insurance policies covering, among other things, physical damage, business interruptions, product liability and transportation, these policies may not cover all of Hydro Aluminium's losses.

PART II

THE DEMERGER

Introduction

Hydro's Board of Directors has proposed that Hydro Agri be established as a separate publicly traded company by means of a demerger transaction effected in accordance with Chapter 14 of the Norwegian Public Limited Companies Act. In connection with the Demerger, a number of related transactions will be effected in order to structure Hydro's ownership of the subsidiaries and other entities that comprise Hydro Agri's business to make possible a full separation of these subsidiaries and other entities from Hydro. AgriHold ASA will have its headquarters in Oslo.

Under Norwegian law, a demerger is the transfer of part of the assets, rights and liabilities of a company (the transferor company) to one or more newly formed or pre-existing companies (the transferee company or companies) against consideration in the form of shares of the transferee company (or companies) issued to the holders of shares in the transferor company, and possibly other consideration which must not exceed 20% of the total consideration.

In the Demerger, the assets, rights and liabilities primarily related to Norsk Hydro ASA's activities in connection with fertilizer products and related chemicals and industrial gases which are today part of Hydro Agri will be transferred to AgriHold ASA, which is a wholly owned subsidiary of Norsk Hydro ASA formed solely for the purpose of acting as the transferee company in the Demerger.

Upon consummation of the Demerger, each holder of a Hydro Share will receive one AgriHold Share, par value NOK 1.70, for each Hydro Share held by that shareholder. For holders of Hydro ADRs, AgriHold ASA intends to set up a sponsored, Level I ADR facility in respect of the AgriHold Shares. Each holder of Hydro ADRs shall receive one AgriHold ADR for each Hydro ADR held by that holder. No AgriHold Shares will be issued in respect of Norsk Hydro ASA's treasury shares.

The existing AgriHold Shares, all of which are held by Norsk Hydro ASA, will correspond to 20.0% of the total number of AgriHold Shares outstanding immediately after the consummation of the Demerger. The AgriHold Shares to be issued to the holders of Hydro Shares and ADRs upon consummation of the Demerger will constitute the remaining 80.0%. As a result of the Demerger, the par value of each Hydro Share will be reduced from NOK 20.00 to NOK 18.30.

The effect of the Demerger is illustrated below:


Before the Demerger
After the Demerger
Hydro Shareholders
100%
Hydro
Hydro Agri
100%
AgriHold
Hydro Shareholders
100%
Hydro
Hydro Agri
20%
80%
AgriHold

On November 28, 2003, the Boards of Directors of each of Norsk Hydro ASA and AgriHold ASA entered into the Demerger Plan, attached as Exhibit 1 to this Information Memorandum. The Demerger Plan will be submitted for approval by the shareholders of Norsk Hydro ASA at an extraordinary

general meeting on January 15, 2004. In accordance with Norwegian law, the Demerger Plan will also be submitted for approval by Norsk Hydro ASA, as the sole shareholder of AgriHold ASA, at an extraordinary general meeting of AgriHold ASA, also scheduled for January 15, 2004. If the Demerger Plan is approved at Norsk Hydro ASA's extraordinary general meeting, Norsk Hydro ASA will approve the Demerger Plan at the AgriHold ASA extraordinary general meeting. If Norsk Hydro ASA's shareholders approve the Demerger Plan and the conditions precedent to consummation of the Demerger are satisfied or, where applicable, waived, the Demerger is expected to be consummated on or about March 24, 2004.

Background and Reasons for the Demerger

Hydro's current core business areas are Hydro Oil and Energy and Hydro Aluminium (described in Part IV of this Information Memorandum) and Hydro Agri (described in Part III of this Information Memorandum). In addition, Hydro has certain other businesses and investments, some of which have been defined as non-core and are targeted for divestment (e.g., Petrochemicals and Treka).

In recent years, each of Hydro's Oil and Energy and Aluminium businesses has grown as a result of substantial investments, including several acquisitions. In 1999, Saga Petroleum ASA a Norwegian-based oil company, was merged with Hydro's oil and gas business, and in 2002, interests in oil and gas licenses on the Norwegian Continental Shelf were acquired from the Norwegian State (the so-called State's Direct Financial Interest or "SDFI"). In 2002, VAW Aluminium AG, a major integrated international aluminium company based in Germany, and the French building systems supplier, Technal, were acquired.

In the second half of 2001, Hydro's Board of Directors initiated a corporate portfolio strategy project that was concluded in June 2003. Hydro then announced that it would start preparations for establishing Hydro Agri as a separate company with the aim of listing the shares of such company on the Oslo Stock Exchange in the first half of 2004.

Following a three-year turnaround program commencing in 1999, involving increasing cost-efficiency and productivity in Hydro Agri's assets and the re-organization, closure or sale of under-performing or non-core production facilities, market organizations and businesses, Hydro's Board of Directors concluded that Hydro Agri would have an advantageous strategic starting point for a value enhancing, industrial development as an independent and leading global company.

The main reasons for the conclusions reached by Hydro's Board of Directors were:

- Hydro could focus its financial resources and management attention fully on the significant opportunities for further development of its Oil and Energy and Aluminium business areas following the separation of Hydro Agri.
- Hydro Agri's management similarly could focus exclusively on Hydro Agri.
- The turnaround program had been successfully completed.
- Hydro Agri's operational results and strategic direction provided a good basis for profitable growth, which would be difficult to capture within Hydro, due to the capital expenditure requirements of the two other businesses and Hydro Agri's lack of direct access to capital markets.
- A stand-alone Hydro Agri company would be in a better position to participate in the expected consolidation of the global fertilizer industry.

Hydro's Board of Directors also considered certain adverse effects of a separation for Hydro and Hydro Agri, including potentially diminished synergies and financial flexibility, reduced tax consolidation opportunities, and transaction costs.

When deciding to separate Hydro Agri from Hydro, Hydro's Board of Directors considered these and other factors, which it deemed to be relevant. Hydro's Board of Directors did not assign any particular weight to specific factors, and individual directors may have assigned different weights to different factors.

If the Demerger is consummated, Hydro intends to direct its managerial and financial resources towards the implementation of its established strategies for the development of Oil and Energy and Aluminium. Increased value creation will be based on the business areas' competitive advantages and Hydro's core expertise in connection with commercial and technological innovation, cost efficient operations and first class project execution. Focus will be maintained on capital discipline and improved profitability.

Reasons for the Choice of Transaction Structure

After considering various possible ways of separating Hydro Agri from Hydro, Hydro's Board of Directors concluded that distributing AgriHold Shares to Hydro's shareholders, in combination with a sale of 20.0% of the AgriHold Shares, was the alternative that would best position Hydro Agri in the capital markets and enable the new company to take an active part in the industry consolidation.

Hydro's Board of Directors chose the demerger structure because it is a well-established structure for transactions of this nature in Norway. Further, it could be carried out generally on a tax-free basis in Norway for Norsk Hydro ASA and its shareholders and potentially in certain other countries where Norsk Hydro ASA has a significant shareholder base.

To ensure that AgriHold would have a fixed capital structure independent of the outcome of an offering of AgriHold Shares, Hydro's Board of Directors decided that the offering should be structured as a sale of AgriHold Shares held by Norsk Hydro ASA. As a result, the risk of the offering will be borne by Hydro. The best way of implementing this decision was to form AgriHold ASA as a wholly owned subsidiary of Norsk Hydro ASA in advance of the Demerger, and capitalize AgriHold ASA to achieve the intended division of ownership in AgriHold ASA between Norsk Hydro ASA and its shareholders immediately after consummation of the Demerger.

The Demerger and Demerger Plan

Hydro Prior to the Demerger

Norsk Hydro ASA currently has a share capital of NOK 5,331,933,000 divided into 266,596,650 shares, par value NOK 20.00 per share.

As of the date of this Information Memorandum, Norsk Hydro ASA holds 9,884,650 treasury shares, 1,484,300 of which have been acquired as part of a share buy-back program approved by Norsk Hydro ASA's ordinary general meeting on May 7, 2003. In connection with the establishment of the buy-back program, Norsk Hydro ASA entered into an agreement with the Norwegian State, Norsk Hydro ASA's largest shareholder. Under that agreement, the Norwegian State agreed to Norsk Hydro ASA's redemption of shares held by the Norwegian State in connection with Norsk Hydro ASA's buy-back of shares held by other shareholders so that the Norwegian State's percentage interest in all Hydro Shares would remain unchanged at 43.82% upon completion of the buy-back program. Consistent with this arrangement, Norsk Hydro ASA intends to cancel 1,484,300 treasury shares and redeem 1,157,922 shares currently held by the Norwegian State prior to the Completion Date. The amount to be paid to the Norwegian State in consideration of the redemption of the 1,157,922 shares will be NOK 444,958,166, corresponding to approximately NOK 374 per share (representing the average price paid for shares purchased from other shareholders in the buy-back program), plus interest compensation. Such action requires the approval of two-thirds of the votes cast at the extraordinary general meeting, to be held on January 15, 2004. As explained below, such cancellation and redemption of shares is a condition precedent to the consummation of the Demerger.

Norsk Hydro ASA will not otherwise buy, sell, issue, cancel or redeem any of its shares prior to the Completion Date. As a result, Norsk Hydro ASA's share capital will, as of the Completion Date, consist of 263,954,428 shares, of which 8,400,350 will be treasury shares, while the remaining 255,554,078 shares will be outstanding.

As of November 25, 2003 there were 41,033 registered holders of Hydro Shares, of whom about 32,200 held at least one round lot (20 Hydro Shares). 1,354 holders of Hydro Shares had their registered address outside of Norway.

The table below reflects the 20 largest registered holders of Hydro Shares as of November 25, 2003.

Shareholders	**Number of shares**	**Share (%)**
Ministry of Trade and Industry, Norway	116,832,770	43.8
State Street Bank & Trust Co. Client accounts and similar	12,739,724	4.8
Morgan Guaranty Trust Co of NY (ADR-Division)	12,583,823	4.7
Norsk Hydro ASA	9,884,650	3.7
National Insurance Fund *(Folketrygdfondet)*	9,612,775	3.6
JP Morgan Chase Bank. Clients Treaty Account	8,967,270	3.4
JP Morgan Chase Bank	5,205,000	2.0
Mellon Bank	5,204,917	2.0
JP Morgan Chase Bank	4,464,000	1.7
Euroclear Bank Client accounts and similar	4,101,202	1.5
The Northern Trust Client accounts and similar	2,716,511	1.0
Vital Forsikring ASA	2,343,501	0.9
JP Morgan Chase Bank Client accounts and similar	2,039,795	0.8
HSBC Bank PLC Clients Account	1,741,594	0.7
JP Morgan Chase Bank	1,461,100	0.5
SIS Segaintersettle Client accounts and similar	1,358,869	0.5
Morgan Stanley & CO. S/A Customer Segrega	1,324,618	0.5
DNB Norge	1,310,849	0.5
JP Morgan Securities	1,286,926	0.5
Storebrand Livsforsikring	1,180,171	0.4
Total number of shares—20 largest shareholders	206,360,065	77.4
Total number of shares	266,596,650	100.0

The chart below reflects the price and turnover volume of the Hydro Shares on the Oslo Stock Exchange since November 25, 2000.



Share price (NOK)
500
400
300
200
100
0
16,000
12,000
8,000
4,000
0
Volume (000s)
Nov-00
May-01
Nov-01
May-02
Nov-02
May-03
Nov-03
Volume (per week)
Share price

The legal structure of the Hydro Group prior to the Demerger is illustrated in simplified form below.



Norsk Hydro ASA
AgriHold ASA
Fertilizer Holdings AS
Hydro Aluminum AS
Norsk Hydro Produksjon a.s
Norsk Hydro Americas, Inc.
Norsk Hydro España SA
Norsk Hydro Danmark AS
Norsk Hydro Asia Pte Ltd
Hydro Gas and Chemicals AS
Hydro Agri Norge AS
Norsk Hydro Sverige AB
Norsk Hydro France SA
Norsk Hydro Holland BV
Norsk Hydro UK Ltd
Norsk Hydro Holding AS
Norsk Hydro Canada Inc
Norsk Hydro Deutschland GmbH & KG

AgriHold ASA Prior to the Demerger

AgriHold ASA was established on November 10, 2003, with a share capital of NOK 108,610,470.40 divided into 63,888,512 shares, par value NOK 1.70 per share. All of these AgriHold Shares have been subscribed for by Norsk Hydro ASA for a total subscription price of NOK 2,048,049,500. AgriHold ASA will remain a wholly owned subsidiary of Norsk Hydro ASA until the Completion Date. AgriHold ASA has been established solely for the purpose of the Demerger and will have no subsidiaries or operational activity prior to the Completion Date. AgriHold's Board of Directors currently consists of the same individuals as are members of Hydro's Board of Directors.

AgriHold Shares held by Norsk Hydro ASA will constitute 20.0% of the total outstanding AgriHold Shares following consummation of the Demerger. Norsk Hydro ASA expects to sell these shares in connection with, or following, the consummation of the Demerger. See "Intended Sale of Norsk Hydro ASA's AgriHold Shares" for a brief description of this anticipated transaction.

The Transaction

Under the Demerger Plan, Norsk Hydro ASA will transfer all assets, rights and liabilities primarily relating to Hydro Agri to AgriHold ASA. The transferred assets, rights and liabilities consist primarily of shares and partnership interests held by Norsk Hydro ASA in companies and partnerships forming part of Hydro Agri and a debt due Norsk Hydro ASA. All other assets, rights and liabilities of Norsk Hydro ASA, including the assets, rights and liabilities related to Hydro Oil and Energy and Hydro Aluminium, will be retained by Norsk Hydro ASA. See Part IV of the Information Memorandum for a description of Hydro's businesses following the Demerger.

Allocation of Assets, Rights and Liabilities Pursuant to the Demerger Plan

As disclosed above, on the Completion Date, all of the assets, rights and liabilities primarily relating to Hydro Agri will be transferred to AgriHold ASA. The Demerger Plan includes a description of such assets, rights and liabilities. Under the Demerger Plan, if the Demerger occurs, the business carried on by the Agri Companies will be treated as having been carried on for the account and risk of AgriHold ASA and the other Agri Companies from and including October 1, 2003.

Norsk Hydro ASA currently holds an indirect interest, through subsidiaries that are not Agri Companies, in several of the Agri Companies and Minority Interest Companies. Prior to the Demerger, Hydro's group structure will be modified so that all of Norsk Hydro ASA's interests in the Agri Companies and the Minority Interest Companies will be held by Norsk Hydro ASA either directly or solely through other Agri Companies.

Through the Demerger, AgriHold ASA will acquire certain assets (in addition to the shares and partnership interests in the Agri Companies and the Minority Interest Companies) and rights and assume certain liabilities. Specifically, AgriHold ASA will assume a liability to pay to Norsk Hydro ASA an interest-bearing debt, the principal amount of which was approximately NOK 11.5 billion as

of October 1, 2003. This debt, together with cash and interest-bearing debt of AgriHold ASA and the other Agri Companies, correspond to a consolidated net interest-bearing debt of approximately NOK 8.5 billion for AgriHold ASA and its subsidiaries as of October 1, 2003. In addition, AgriHold ASA and its subsidiaries will, through the Demerger, assume a consolidated net pension obligation that, as calculated in accordance with U.S. GAAP and Norwegian GAAP, amounted to approximately NOK 2.0 billion as of September 30, 2003 (without taking into account any corresponding tax deductions).

AgriHold ASA's repayment of the above-described debt to Norsk Hydro ASA is expected to be effected on the Completion Date from the proceeds of debt financing to be arranged through financial institutions prior to the consummation of the Demerger. It is a condition precedent to the consummation of the Demerger that adequate documentation shall have been produced to evidence that AgriHold ASA will satisfy its indebtedness to Norsk Hydro ASA on the Completion Date.

Pursuant to the terms of the Demerger Plan, Hydro's Board of Directors may consent, subject to more detailed agreement, to the extension of such indebtedness. It may also agree to provide a guarantee or other credit support in connection with AgriHold ASA's debt financing. Although any such decision on the part of Norsk Hydro ASA would fall within its absolute discretion, Hydro's Board of Directors does not foresee that it will agree to any such arrangements except in the event that AgriHold ASA's inability otherwise to satisfy its debt on the Completion Date is due solely to transitory matters unrelated to AgriHold's creditworthiness on a stand-alone basis.

The Demerger Plan contains provisions regarding a number of cash adjustments that shall be made between Norsk Hydro ASA and AgriHold ASA in certain circumstances, among other things to avoid any unintended transfers of value between Norsk Hydro ASA and AgriHold ASA as a result of dividends or other distributions, or intra-group transactions, effected prior to the consummation of the Demerger. The Demerger Plan further provides for adjustments intended to allocate the ultimate burden of tax liabilities of the Agri Companies accrued prior to October 1, 2003 to the Hydro Companies, while tax liabilities of the Agri Companies accrued thereafter (as calculated without reference to tax consolidation measures involving both Hydro Companies and Agri Companies) are to be allocated to the Agri Companies. The Demerger Plan also contains provisions regarding adjustments in respect of various actual or contingent costs relating to tax and other matters.

Illustrative Balance Sheet Information Reflecting Allocation of Assets and Liabilities

The Demerger will be accounted for based on Hydro's historical values.

The balance sheet information set forth below illustrates certain balance sheet effects as if the Demerger and the additional following transactions had occurred as of September 30, 2003: (1) Norsk Hydro's ASA's redemption of 1,157,922 shares held by the Norwegian State against payment of approximately NOK 0.4 billion, (2) AgriHold ASA's drawdown of assumed external loans in the aggregate amount of NOK 8.9 billion, (3) AgriHold ASA and its subsidiaries' settlement of their net interest-bearing debt to Norsk Hydro ASA and its subsidiaries following consummation of the Demerger in the amount of approximately NOK 10.1 billion, and (4) Norsk Hydro ASA's sale of its AgriHold Shares at book value of approximately NOK 2.0 billion.

This illustration is based on the assumptions briefly described above which relate to future transactions for which there is considerable uncertainty. Accordingly, this illustration should not be viewed as Carve-Out or Pro Forma balance sheets. Carve-Out and Pro Forma balance sheets, presenting the effects of the Demerger only, are presented under the caption "Presentation of Financial Information" in Part V of this Information Memorandum.

NOK billion	Norsk Hydro ASA and subsidiaries before Demerger	Norsk Hydro ASA and subsidiaries after Demerger	Agri Demerged Business[1]	AgriHold ASA before Demerger[2]	AgriHold ASA and subsidiaries after Demerger
Cash and other liquid assets	17.8[7]	27.4[8]	0.5[3]	2.0[4]	0.8[5]
Other current assets	58.1	45.0[6]	13.5[6]	—	13.5
Total current assets	75.9	72.4	14.0	2.0	14.3
Non-current assets	143.9	132.7[9]	11.2	—	11.2
TOTAL ASSETS	219.8	205.1	25.2	2.0	25.5
Interest-bearing debt	36.6	35.7	11.0[3]	—	9.3[5]
Other liabilities	98.2	90.5[6]	8.1[6]	—	8.1
Total liabilities	134.8	126.2	19.1	—	17.4
Minority shareholders' interest	0.7	0.6	0.1	—	0.1
Shareholders' equity	84.3[7]	78.3	6.0	2.0	8.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	219.8	205.1	25.2	2.0	25.5
Net interest-bearing debt [11]	18.8[10]	8.3[10]	10.5[3]	(2.0)[4]	8.5[5]

(1) Agri Demerged Business comprises assets, rights and liabilities transferred from Hydro in accordance with the Demerger Plan.

(2) AgriHold ASA before the Demerger is the transferee company, which has been established for the purpose of the Demerger. This company will have no operational activity prior to the Effective Date of the Demerger.

(3) The net interest-bearing debt of the Agri Demerged Business amounts to NOK 10.5 billion, which consist of NOK 10.1 billion in interest-bearing debt to Norsk Hydro ASA and subsidiaries in addition to NOK 0.9 billion of external interest-bearing loans (in total NOK 11.0 billion of interest-bearing debt), less cash and other liquid assets of NOK 0.5 billion.

(4) Approximately NOK 2.0 billion was contributed in cash by Norsk Hydro ASA upon formation of AgriHold ASA.

(5) AgriHold ASA and subsidiaries after the Demerger will have a net interest-bearing debt of NOK 8.5 billion which is assumed to consist of cash and other liquid assets of NOK 0.8 billion and interest-bearing debt of NOK 9.3 billion.

(6) Figures include internal trade receivables and trade payables totaling NOK 0.4 billion which will be external after the Demerger.

(7) Cash and other liquid assets for Norsk Hydro ASA and subsidiaries before the Demerger were NOK 18.2 billion as of September 30, 2003. In the illustration above this cash level has been reduced, with a corresponding decrease in shareholders' equity, by NOK 0.4 billion to NOK 17.8 billion in order to reflect the planned cash payment of NOK 0.4 billion as a result of the redemption of 1,157,922 shares held by the Norwegian State.

(8) The level of cash and other liquid assets of Norsk Hydro ASA and subsidiaries after the Demerger reflects repayments of net interest-bearing debt by AgriHold ASA and subsidiaries of NOK 10.1 billion to Norsk Hydro ASA and subsidiaries, less cash and other liquid assets in the Agri Demerged Business of NOK 0.5 billion.

(9) Shares in AgriHold ASA are assumed to have been sold at book value of approximately NOK 2.0 billion.

(10) A payment of petroleum tax for the second half of 2003 of approximately NOK 7.3 billion was due October 1, 2003. Adjusted for this tax payment the net interest-bearing debt was approximately NOK 26.1 billion before the Demerger and approximately NOK 15.6 billion after the Demerger.

(11) Net interest-bearing debt defined as interest-bearing debt, less cash and other liquid assets.

The Hydro Group's legal structure after the Demerger as currently anticipated is illustrated in simplified form below:



Norsk Hydro ASA
Hydro Aluminum AS
Norsk Hydro Produksjon a.s
Norsk Hydro Americas, Inc.
Norsk Hydro España SA
Norsk Hydro Danmark AS
Norsk Hydro Sverige AB
Norsk Hydro France SA
Norsk Hydro Holland BV
Norsk Hydro UK Ltd
Norsk Hydro Holding AS
Norsk Hydro Canada Inc
Norsk Hydro Deutschland GmbH & KG

The AgriHold Group's legal structure after the Demerger as currently anticipated is illustrated in simplified form below:


AgriHold ASA
Hydro Gas and Chemicals AS
Hydro Agri Norge AS
Fertilizer Holdings AS
Agri Hold USA [to be incorporated]
Hydroship AS
Hydro Asia Ltd
Agri Holding Danmark [to be incorporated]
Agri Holding Sverige [to be incorporated]
Qafco 10%
Hydro Agri UK Ltd
Hydro Agri Nederland B.V
Adubos Trevo S.A
Caribbean Holding Trinidad
Hydro Agri France SA
Hydro Asia Trade Pty Ltd
Hydro Gas & Chemicals A/S
Hydro Chemicals AB
Hydro Agri Belgium S.A
Hydro Agri Sluiskil B.V
Qafco 15%
Windmill International B.V
Hydro Agri Trinidad Ltd
Hydro Agri Ambes S.A
Fertilizer Trade France S.A
Hydro Agri GmbH & co KG

Corporate Names and Logos; Use of Trademarks Following the Demerger

Norsk Hydro ASA will retain its corporate name after the Demerger, but intends to launch a new logo in connection with a planned corporate profiling campaign.

AgriHold ASA will change its name prior to the consummation of the Demerger. Upon determination of the new name, Norsk Hydro ASA will, as AgriHold ASA's sole shareholder, make the appropriate changes to AgriHold ASA's Articles of Association at an extraordinary general meeting to be held prior to the consummation of the Demerger.

Pursuant to the Demerger Plan, AgriHold may use as its new logo, or as part of it, the Viking ship symbol as presently incorporated in Hydro's logo.

Pursuant to the Demerger Plan, Hydro may continue to make use of its present logo for a limited period of time and, in certain cases, for a prolonged period of time. Similar arrangements have been made to allow AgriHold, during a transitional period of time, to make use of Hydro's present logo, and to keep in place Hydro's name.

Share Split Ratio; Issuance of Consideration Shares

For a demerger to be effected on a tax-free basis under Norwegian law, the share capital of the demerging company must be split between the transferor company and the transferee company. The split must be proportional to the relative net values allocated to each of the transferor and the transferee company.

In light of this requirement, Hydro estimated its fair market value by reference to its market capitalization during the period from September 15 to October 15, 2003. Hydro used 14 analysts' estimates of Hydro Agri's enterprise value published in the weeks immediately following the Announcement Date to value Hydro Agri in a similar manner to that applicable to a publicly-traded company. The concentration of these estimates was in the NOK 18-20 billion range. Hydro compared these estimates to internal valuations of Hydro Agri, including estimates based on comparable company valuation multiples, and concluded that the implied valuation fell within the range of reasonable valuations based on customary valuation methodologies used in the financial community. Based on these estimates of the fair values of Hydro and the assets, rights and liabilities to be transferred to AgriHold ASA in the Demerger, respectively, the members of Hydro's Board of Directors, in their capacities as members of Hydro's Board of Directors and as the members of AgriHold's Board of Directors, determined that an allocation of 91.5% of Norsk Hydro ASA's share capital to the assets, rights and liabilities to be retained by Norsk Hydro ASA following the Demerger and 8.5% of Norsk Hydro ASA's share capital to the assets, rights and liabilities transferred in the Demerger would be proportional to the relative net values allocated to the two companies in the Demerger, and, thus, comply with the Norwegian legal requirements for tax-free treatment of the Demerger.

In the Demerger, AgriHold ASA will issue one share for each outstanding Hydro Share. The Demerger will result in the split of the share capital of Norsk Hydro ASA through a reduction of the par value of each Hydro Share simultaneously with the issuance of one new AgriHold Share for each outstanding Hydro Share. Consistent with the above-described relative valuations of the assets, rights and liabilities allocated to each of Norsk Hydro ASA and AgriHold ASA in the Demerger, the par value of each Hydro Share will be reduced from NOK 20.00 to NOK 18.30, while the par value of each AgriHold Share will be NOK 1.70. This will be accomplished in the following manner:

- Norsk Hydro ASA's share capital will be reduced by NOK 448,722,527.60 (from NOK 5,279,088,560 to NOK 4,830,366,032.40), by means of a reduction of the par value of each Hydro Share from NOK 20 to NOK 18.30.
- Simultaneously with the reduction in Norsk Hydro ASA's share capital, AgriHold ASA's share capital will be increased by NOK 434,441,932.60 (from NOK 108,610,470.40 to NOK 543,052,403) through the issuance to Norsk Hydro ASA's shareholders of 255,554,078 new AgriHold Shares, each with a par value of NOK 1.70, in the ratio of one AgriHold Share per Hydro Share.

No AgriHold Shares will be issued to Norsk Hydro ASA with respect to its treasury shares in connection with the Demerger. Accordingly, the number of AgriHold Shares held by Norsk Hydro ASA will not increase as a result of the Demerger, and AgriHold ASA will not receive any treasury shares in the Demerger.

Actions to be Taken by Norsk Hydro ASA's Shareholders at the Extraordinary General Meeting

At the extraordinary general meeting of Norsk Hydro ASA's shareholders, to be held on January 15, 2004 at 5.00 p.m. (Oslo time) at "Gamle Logen", Grev Wedels Plass 2, Oslo, Norsk Hydro ASA's shareholders will vote on the following proposals:

- approval of the reduction of Norsk Hydro ASA's share capital by NOK 52,844,440 in connection with cancellation of 1,484,300 treasury shares and redemption of 1,157,922 shares held by the Norwegian State, and
- approval of the Demerger Plan.

Each of these proposals must be approved by two-thirds of the votes cast at the extraordinary general meeting in order for the Demerger to be implemented. As noted above, the reduction of Norsk Hydro ASA's share capital in connection with the cancellation of treasury shares and the redemption of shares held by the Norwegian State is a condition precedent to consummation of the Demerger.

Norsk Hydro ASA's Articles of Association provide that shareholders who wish to attend the extraordinary general meeting (in person or by proxy) must notify Norsk Hydro ASA of their intention to attend at least five days prior to the meeting. It is necessary to attend the meeting (in person or by proxy) in order to vote on the proposals before the shareholders. A holder of Hydro ADRs, representing Hydro Shares, who desires to vote at the meeting must withdraw the underlying Hydro Shares from the ADR Depositary and register such shares in his own name in Norsk Hydro ASA's share register in the VPS. A shareholder holding shares through a nominee account must also withdraw his shares from the nominee account and register such shares in his own name in Norsk Hydro ASA's share register with the VPS. For a description of the VPS System, see "Description of the Shares and Share Capital of AgriHold Following the Demerger – The VPS System and Transfer of Shares."

Under Norwegian law, there are no quorum requirements applicable to general meetings.

Hydro's Board of Directors recommends that shareholders approve each of these proposals to be considered at the extraordinary general meeting. If shareholders approve the Demerger Plan by the requisite two-thirds vote, Norsk Hydro ASA will, as the sole shareholder of AgriHold ASA, vote to approve the Demerger Plan at the extraordinary general meeting of AgriHold ASA, to be held immediately after the Norsk Hydro ASA extraordinary general meeting on January 15, 2003.

The Corporate Assembly of Norsk Hydro ASA is expected to consider the Demerger Plan at its meeting on December 10, 2003, and will then issue a statement in respect of the Demerger. The Corporate Assembly has no decision-making authority in respect of the Demerger.

Election of AgriHold's Board of Directors

As noted above, AgriHold's Board of Directors currently consists of the present members of Hydro's Board of Directors. AgriHold's current Board of Directors will resign upon consummation of the Demerger. At Norsk Hydro ASA's extraordinary general meeting to be held on January 15, 2004, five individuals will be designated to be directors of AgriHold ASA. In the following extraordinary general meeting of AgriHold ASA, Norsk Hydro ASA will, as sole shareholder of AgriHold ASA, elect the designated individuals to serve as members of AgriHold's Board of Directors following the consummation of the Demerger. Nominees for these director positions are expected to be announced by Norsk Hydro ASA's nomination committee in early January 2004.

In addition to the shareholder representatives referred to above, three individuals shall be elected by and among the employees of AgriHold ASA and its Norwegian subsidiaries to serve as members of AgriHold's Board of Directors following the Demerger. Such employee representatives are expected to be elected prior to consummation of the Demerger, in accordance with the Regulation Relating to Employee Representation, dated December 18, 1998 and a consent from the Norwegian Industrial Democracy Board (*"Bedriftsdemokratinemnda"*).

AgriHold ASA will have a nomination committee consisting of four members elected by AgriHold ASA's general meeting. The procedure for designation and election of the individuals who will serve in such positions immediately following the Demerger will be the same as for election of new shareholder representatives on AgriHold's Board of Directors, as described above. Norsk Hydro ASA's nomination committee is expected to announce a proposal for the designation of individuals to serve as the initial members of AgriHold ASA's nomination committee at the time Norsk Hydro ASA's nomination committee announces its AgriHold ASA director nominees.

Authority to Issue New AgriHold Shares

AgriHold's strategy will include making selective investments and evaluating strategic acquisition opportunities on a case-by-case basis with the aim to strengthen AgriHold's business position. In order to contribute to AgriHold's financial flexibility in this regard, as well as to enable AgriHold's Board of Directors to establish share-based compensation systems, Hydro's Board of Directors will propose to Norsk Hydro ASA's extraordinary general meeting that it approve the grant of authority to AgriHold ASA's Board of Directors, for a period commencing on consummation of the Demerger and ending two years after this authority is given to AgriHold's Board of Directors, to issue up to 15 million new AgriHold Shares. If this proposal is approved by at least two-thirds of the votes cast at Norsk Hydro ASA's extraordinary general meeting, Norsk Hydro ASA will, as the sole shareholder of AgriHold ASA, approve the grant of such authority to AgriHold's Board of Directors at an extraordinary general meeting of AgriHold ASA.

Conditions to Consummation of the Demerger

Under the terms of the Demerger Plan, consummation of the Demerger is subject to the satisfaction or, where noted below, waiver of each of the following conditions:

- All material intra-group transactions which are specified in Section 12 and 13 of the Demerger Plan and which are necessary for AgriHold ASA to become the direct or indirect owner of all of Hydro's current interests in the Agri Companies and the Minority Interest Companies shall have been completed, unless the Boards of Directors of each of Norsk Hydro ASA and AgriHold ASA conclude that the delay in completing, or potential failure to complete, such transactions will not have a material adverse effect on either of the companies after having taken into consideration any compensatory arrangements which may be agreed to in this regard.

- Adequate documentation shall have been produced to evidence that AgriHold ASA will satisfy its indebtedness to Norsk Hydro ASA on the Completion Date, unless Hydro's Board of Directors consents, subject to more detailed agreement, to the extension of such indebtedness.
- All consents required for the assignment of agreements from Norsk Hydro ASA to AgriHold ASA shall have been obtained, and all rights of termination of agreements to which an Agri Company or a Minority Interest Company is a party shall have been waived or the deadline for exercise of any such rights shall have expired without such rights having been exercised. However, this condition shall not apply if, in the opinion of Hydro's Board of Directors and AgriHold's Board of Directors, neither the potential failure to obtain consents nor the potential termination of such agreements would individually or in the aggregate have a material adverse effect on the business of the AgriHold Group following the Demerger.
- The OSE shall have approved the AgriHold Shares for listing promptly after registration of the consummation of the Demerger in the Register of Business Enterprises.
- 1,157,922 Hydro Shares held by the Norwegian State shall have been redeemed and 1,484,300 treasury shares shall have been cancelled, as described above.
- The deadline for objections from Norsk Hydro ASA's creditors shall have expired and the relationship with any creditors which have raised objections shall have been settled, or the District Court ("*tingretten*") shall have decided that the Demerger may nevertheless be consummated. See the information below under the caption "Relationship with Creditors."

Filings and Public Approvals

Hydro is not aware of any filings or public approvals required in order to consummate the Demerger, or any of the related transactions to structure Norsk Hydro ASA's ownership of the subsidiaries and other entities that comprise Hydro Agri's business so as to make possible a full separation of these subsidiaries and entities from Hydro, except for the filings with the Register of Business Enterprises required by the Norwegian Public Limited Companies Act in connection with a demerger.

Consummation of the Demerger

If the conditions to consummation of the Demerger are satisfied or, where applicable, waived, AgriHold's Board of Directors will give notice to the Register of Business Enterprises that the Demerger is to be consummated. Such notice is expected to be given on or about March 24, 2004. Upon registration of such notice in the Register of Business Enterprises, the following will occur by operation of Norwegian law:

- the reduction of Norsk Hydro ASA's share capital will be effected;
- the increase in AgriHold ASA's share capital will be effected;
- assets, rights and liabilities will be transferred to AgriHold ASA in accordance with the Demerger Plan;
- the new AgriHold Shares will be issued to Norsk Hydro ASA's shareholders; and
- all other rights and obligations provided for in the Demerger Plan will take effect.

If registration of such notice in the Register of Business Enterprises has not occurred on or before June 30, 2004, the Demerger will lapse.

As soon as practicable after the registration of the consummation of the Demerger with the Register of Business Enterprises, AgriHold ASA will cause the new AgriHold Shares to be registered in the name of the registered holders of Hydro Shares in AgriHold ASA's shareholder register with VPS. This is expected to occur on or about March 30, 2004.

Information for Holders of Hydro ADRs

Prior to the extraordinary general meeting of Norsk Hydro ASA's shareholders, Norsk Hydro ASA will send to its shareholders, through its ADR Depositary, this Information Memorandum.

In conjunction with the Demerger, AgriHold ASA intends to create for the AgriHold Shares a Level I ADR facility. Norsk Hydro ASA and its financial and legal advisors believe that an ADR facility for the AgriHold Shares will offer a number of benefits to its U.S. investors. Principal among these benefits is the service offered by the AgriHold ADR Depositary in making dividends and other distributions normally payable in Norway in Norwegian kroner available in the United States after conversion to U.S. dollars. This service, among other benefits, will facilitate the investment in AgriHold by U.S. investors that may otherwise be limited in their ability to hold non-U.S. dollar denominated securities. In addition, the deposit agreement will provide for AgriHold to deliver promptly to the AgriHold ADR Depositary all notices and other communications generally delivered to shareholders or filed with the Oslo Stock Exchange. The AgriHold ADR Depositary will undertake to mail or deliver these notices and communications to ADR holders and/or maintain them for inspection at its U.S. corporate trust office. In addition, an ADR facility provides a U.S. registrar and a custody arrangement through a U.S. entity, which are prerequisites for certain U.S. investors, particularly certain investment managers and other fiduciaries.

AgriHold ASA will file with the SEC a registration statement on Form F-6 in respect of the ADSs representing the AgriHold Shares and seek effectiveness of that registration statement prior to the Completion Date. In accordance with SEC rules, AgriHold ASA will apply to the SEC for an exemption from the reporting requirements of the Exchange Act in accordance with Rule 12g3-2(b) thereunder prior to filing the Form F-6. AgriHold ASA intends to comply with the information supplying requirements under Rule 12g3-2(b) so long as it has more than 300 U.S. shareholders. Further, by virtue of its establishing a Level I ADR facility, AgriHold ASA will have agreed to maintain its exemption from the registration and reporting requirements of the Exchange Act and furnish specified information to the SEC under the Exchange Act in accordance with Rule 12g3-2(b) thereunder.

AgriHold ASA presently does not intend that the AgriHold Shares or ADSs will be listed on a securities exchange in the United States or quoted on Nasdaq or any other inter-dealer quotation system in the United States in conjunction with the Demerger, or that AgriHold ASA will otherwise facilitate the creation of a trading market of AgriHold Shares in the United States. The creation of an ADR facility for the AgriHold Shares is intended solely to accommodate the holders of Norsk Hydro ASA's ADSs, ensuring that Norsk Hydro ASA's shareholders (including the holders of its ADSs) are treated as fairly as possible in the Demerger. However, AgriHold ASA may at a later time determine to list its shares on a U.S. securities exchange or obtain a quotation on Nasdaq after the Demerger is completed. Accordingly, until such a listing or quotation in the United States, if any (or until AgriHold ASA completes an offering of securities registered under the Securities Act, AgriHold ASA will not be subject to the information reporting requirements of the Exchange Act, but will be entitled to rely on the exemption provided by Rule 12g3-2(b) thereunder. If AgriHold ASA lists or obtains a quotation in the United States, AgriHold ASA will become subject to the reporting requirements under the Exchange Act.

Demerger-Related Business Agreements between Hydro Companies and Agri Companies

Agreements for Hydro's Continued Provision of Goods and Services to Agri Companies

In connection with the Demerger, Hydro Companies and Agri Companies have entered into, or will enter into, certain agreements that will regulate the continued provision of a number of goods and services by Hydro Companies to Agri Companies (particularly Hydro Agri's Norwegian operating entities), including:

- a plant maintenance agreement, which may be terminated by either party with effect from December 31, 2006; and
- an information services and information technology frame agreement pursuant to which Hydro will be the sole supplier of day-to-day IT/IS services and project related IT/IS services until December 31, 2006, after which time Agri may at its option source such services from either Hydro or third parties until the expiration of the agreement on December 31, 2008.

The terms and conditions of the agreements entered (or to be entered) into between Hydro Companies and Agri Companies are (or will), in general, be similar to the terms and conditions previously applied for intra-group purposes. Those previously applied terms and conditions are reflected in the segment information contained in Hydro's financial statements. Hydro believes that the amounts paid (or to be paid) pursuant to these agreements are, except as described below, consistent with prevailing market prices for similar services. In the aggregate, Agri Companies are expected to pay approximately NOK 420 million in respect of the 12-month period ending on December 31, 2003 for services of the nature covered by the above-mentioned plant maintenance agreement and information services and information technology frame agreement.

Power Sourcing Contracts

A Hydro Company and certain Agri Companies have entered into agreements under which electrical power will be provided to Hydro Agri's production facilities in Glomfjord and Porsgrunn, respectively.

- The two agreements pertaining to the Glomfjord facility provide for the supply of approximately 250 GWh of power per year. In general, the agreements, which expire in 2007, pass through the terms of an agreement with Statkraft, a Norwegian State-owned power company.
- The agreement pertaining to the Porsgrunn plant provides for the supply of approximately 680 GWh of power per year. This agreement, which expires in 2005, reflects the continuation of an established intra-group power supply arrangement.

Each of the Statkraft agreement and the previous intra-group agreement were entered into on arm's-length terms when market prices for electrical power in Norway were lower than current price levels, as reflected in, for example, term contracts quoted on the Nord Pool, the Nordic Power Exchange.

Supply of Natural Gas

A Hydro Company and an Agri Company have entered into a cooperation agreement relating to a long-term gas supply contract dated March 10, 1987 with N.V. Nederlandse Gasunie, as supplier (the "Gasunie Contract"), and another long term gas supply contract with Duke Energy Europe Northwest B.V., as supplier (the "Duke Contract"), under which Hydro Agri's Sluiskil facilities are supplied with natural gas. Hydro has recently entered into an agreement with Duke Energy International to acquire Duke Energy Europe Northwest B.V. Hydro Agri and a Hydro Company are in the process of seeking a transfer of the Gasunie Contract to the Hydro Company. If that occurs, the Hydro Company will provide the Agri Company with the natural gas sourced under the Gasunie Contract on a back-to-back basis. Gasunie has recently provided notice of a substantial price increase.

As a result of Gasunie's notification of the price increase, Hydro Agri and the Hydro Company will have the right to reduce the off-take under the Gasunie Contract or terminate the Gasunie Contract. The parties to that contract are presently in negotiations about the proposed price increase.

The Duke Contract will be transferred to an Agri Company, but according to the cooperation agreement, the Hydro Company will utilize and pay arm's-length compensation for the off-take flexibility provided by such contract.

Founder and Subscription Certificates

According to Norsk Hydro ASA's Articles of Association, holders of unredeemed "founder certificates" and "subscription certificates" have preferential subscription rights in the event of an increase in Norsk Hydro ASA's share capital, provided that the Norwegian law in effect at the time of the share increase so permits. Norsk Hydro ASA's Articles of Association provide that these preferential subscription rights shall be reserved for such holders in connection with each share capital increase, on the conditions stipulated by Hydro's Board of Directors, for up to:

- 0.83% of the increase, for holders of the 83 unredeemed founder certificates; and
- 2.79% of the increase, for holders of the 4,343 unredeemed subscription certificates.

These preferential rights do not apply if the share capital increase is effected to allot shares to third parties as compensation for their transfer of assets to Norsk Hydro ASA.

Holders of unredeemed "founder certificates" and "subscription certificates" will be entitled to the same preferential rights in AgriHold ASA. The Demerger Plan provides that AgriHold ASA's Articles of Association will include provisions similar to the provisions in Norsk Hydro ASA's Articles of Association with respect to such rights.

Transfer of Agreements

As noted above, almost all of Hydro Agri's business is conducted through subsidiaries of Norsk Hydro ASA and non-consolidated investees. Accordingly, most of the agreements relating to Hydro Agri were entered into by these subsidiaries or non-consolidated investees. Under the terms of some of these agreements, other contractual parties would have certain rights with respect to termination or otherwise as a result of the Demerger or the related transactions that will be effected in connection with the Demerger.

Notwithstanding the legal structure described above, Norsk Hydro ASA has entered into a number of agreements relating to Hydro Agri in its own name. Under the terms of several such agreements, consents from other contractual parties may be necessary in order to permit their assignment to AgriHold ASA as part of the Demerger. The Demerger Plan provides that in the event that the necessary consent to the assignment of an agreement is not obtained, the parties shall, as far as possible, ensure that the agreement continues in force in the name of Norsk Hydro ASA but for the account and risk of AgriHold ASA, and, further, that if this is not possible, the parties shall, as far as possible, enter into an agreement between themselves that grants to AgriHold ASA the same rights against and liabilities towards Norsk Hydro ASA as those that Norsk Hydro ASA has against and owes to the contractual party in question.

It is a condition precedent to the consummation of the Demerger that all consents required for the assignment of agreements from Norsk Hydro ASA to AgriHold ASA shall have been obtained, and that all rights of termination of agreements to which an Agri Company or a Minority Interest Company is a party shall have been waived or the deadline for the exercise of any such rights shall have expired without such rights having been exercised. However, this condition shall not apply if in the opinion of each of Hydro's Board of Directors and AgriHold's Board of Directors neither the potential failure to obtain consents nor the potential terminations of such agreements would individually or in the aggregate have a material adverse effect on the business of the AgriHold Group following the Demerger.

Norsk Hydro ASA has issued a number of guarantees of the payment and performance obligations of the Agri Companies under various contracts. The aggregate maximum amounts payable under such guarantees limited in amount was approximately NOK 3.2 billion as of October 1, 2003. In addition, Norsk Hydro ASA has issued some guarantees which are not limited in amount. Although each of Norsk Hydro ASA and AgriHold ASA will use commercially reasonable efforts to obtain Norsk Hydro ASA's release from such guarantees in consideration for the substitution of AgriHold ASA as guarantor, there can be no assurance that such releases will actually be obtained. To the extent that such releases are not obtained, the Demerger Plan provides that the relevant Agri Companies shall pay a commission to Norsk Hydro ASA on the basis of the aggregate amount of the guarantees outstanding. The rate of such commission shall be 0.30% per year for the period through September 30, 2004, and thereafter it will increase by 0.05 percentage points from the end of every second calendar quarter to a maximum of 0.60% per year. Hydro believes that this commission is consistent with prevailing market terms for such guarantees.

Relationship with Creditors

If the requisite shareholder approval of (i) the cancellation of treasury shares and redemption Hydro Shares held by the Norwegian State and (ii) the Demerger Plan is obtained at the extraordinary general meeting of Norsk Hydro ASA (which will result in Norsk Hydro ASA's approval of the Demerger Plan at the extraordinary general meeting of AgriHold ASA), the resolutions of the extraordinary general meetings will promptly be reported to the Register of Business Enterprises, which will then publish a notice to Norsk Hydro ASA's creditors. Creditors will then have the right, within the two-month period following publication of that notice, to raise objections to the consummation of (i) the cancellation and redemption of shares and (ii) the Demerger.

If a creditor with an undisputed and due claim raises an objection, the cancellation and redemption of shares or the Demerger, as the case may be, cannot be consummated until the claim has been settled. If a creditor with a disputed or undue claim raises an objection, the cancellation and redemption of shares or the Demerger, as the case may be, cannot be consummated before adequate security has been posted in respect of such claim unless:

- the District Court ("*tingretten*") determines that it is clear that there is no claim or that the Demerger or the cancellation or redemption of shares, as the case may be, will not weaken the creditor's possibility of achieving satisfaction of the claim, or
- in respect of the Demerger, following a demand from Norsk Hydro ASA, the District Court decides that the Demerger may nevertheless be consummated.

Based on the scheduled date for the extraordinary general meetings, the creditor notification period is expected to expire on or about March 19, 2004.

If a particular liability accrued prior to the consummation of the Demerger is not satisfied by the party to which the liability has been allocated under the Demerger Plan, be it Norsk Hydro ASA or AgriHold ASA, then the other party will be jointly and severally liable for such liability. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the Demerger.

As most operational liabilities of the Hydro Group are vested in subsidiaries, the majority of Norsk Hydro ASA's significant liabilities are obligations under loan agreements and guarantees. As of October 1, 2003, Norsk Hydro ASA had gross interest-bearing debt of approximately NOK 32.2 billion and guarantees limited in amount for liabilities amounting in the aggregate to approximately NOK 8.6 billion, exclusive of guarantees for liabilities of Agri Companies. In addition, Norsk Hydro ASA has issued some guarantees which are not limited in amount. Norsk Hydro ASA and AgriHold ASA will use commercially reasonable efforts to obtain the release of AgriHold ASA from liabilities under loan agreements and guarantees, but there can be no assurance that such releases will actually be obtained.

In addition, Norsk Hydro ASA has unfunded pension liabilities, which, calculated according to U.S. GAAP and Norwegian GAAP, amounted to approximately NOK 3.0 billion as of December 31, 2002, exclusive of that portion of the liability which will be transferred to AgriHold ASA in the Demerger.

The intention has been to allocate all of Norsk Hydro ASA's liabilities to either Norsk Hydro ASA or AgriHold ASA in the Demerger Plan. If it should nevertheless not be possible to ascertain from the terms of the Demerger Plan which company is liable for a particular obligation which has accrued prior to the consummation of the Demerger, Norsk Hydro ASA and AgriHold ASA will be jointly and severally liable for such claim.

Hydro believes that there are no terms contained in any of its material loan agreements that provide the lender with rights or remedies in connection with the Demerger apart from those rights provided by law described above and in respect of which a waiver has not been obtained.

Employees

As of September 30, 2003, the Agri Companies had 7,606 employees, of whom approximately 325 were employed by Norsk Hydro ASA and the balance by various subsidiaries. For a description of the geographic location of such employees and their allocation among Hydro Agri's three segments, see Part III of this Information Memorandum, "Hydro Agri's Business – Employees" in Part III of this Information Memorandum.

Those Norsk Hydro ASA employees whose tasks primarily relate to Hydro Agri will become employees of AgriHold ASA or one of its Norwegian subsidiaries following the Demerger. Their terms of employment, including with respect to pensions, will be substantially unaffected by the transfer of their employment in connection with the Demerger.

The majority of the employees of Norsk Hydro ASA's various subsidiaries will not be directly affected by the Demerger, although a limited number of individuals will have their employment transferred from an Agri Company to a Hydro Company, or vice versa, in connection with the Demerger.

Consistent with Norwegian labor legislation, the Demerger proposal has been presented to and discussed with representatives of those Norsk Hydro ASA employees whose employment will be transferred to AgriHold ASA in the Demerger. The Demerger Plan and the report on the Demerger from Hydro's Board of Directors will be made available to the Norsk Hydro ASA employees. Further, information has been given to, and there have been consultations with, employees of Agri Companies in accordance with legal requirements, collective bargaining agreements and ordinary practice in various countries. In Norway, AgriHold ASA and the employees of the Norwegian Agri Companies have entered into an agreement pursuant to which AgriHold ASA will not have any Corporate Assembly. As a consequence of this, three instead of two of the eight members of AgriHold's Board of Directors will be elected by and among the employees of the Norwegian Agri Companies.

Tax Matters

General

Set forth below is a description of certain tax consequences of the Demerger and the related transactions between subsidiaries of Norsk Hydro ASA.

The description below of tax consequences for shareholders is a summary provided by Hydro's advisors in each jurisdiction of some of the tax rules relevant to holders of Hydro Shares and ADSs that are effective as of the date of this Information Memorandum. The description is of a general nature and does not cover all tax rules and regulations of relevance in connection with the Demerger. Holders of Hydro Shares and Hydro ADSs should contact professional tax advisors to clarify individual tax consequences in connection with the Demerger.

Tax Consequences for Norsk Hydro ASA and AgriHold ASA

Hydro believes that the Demerger complies with the requirements for treatment of the transaction as a tax-free transaction in Norway. Accordingly, the Demerger should not trigger any Norwegian capital gains taxation on the part of Norsk Hydro ASA, and AgriHold ASA should step into Norsk Hydro ASA's tax positions with respect to the assets and liabilities transferred in the Demerger. The

Demerger will for Norwegian tax purposes take effect as of January 1, 2004, which means that items of income and expense generated by Norsk Hydro ASA from such date will, to the extent related to the operations transferred to AgriHold ASA in the Demerger, be attributed to AgriHold ASA for tax purposes. Pursuant to the Demerger Plan, Norsk Hydro ASA is ultimately liable for any and all costs arising as a direct result of the Demerger or any of the related intra-group transactions described below.

Norsk Hydro ASA's current aggregate tax base in its AgriHold Shares is equal to the aggregate subscription price of approximately NOK 2.0 billion. When Norsk Hydro ASA sells AgriHold Shares, it will for Norwegian tax purposes realize gains or losses based on the difference between the net sales price and the tax base in the shares, as adjusted for RISK (Norsk Hydro ASA's pro rata portion of the retained tax earnings of AgriHold during the period of Norsk Hydro ASA's ownership). The applicable tax rate is currently 28%.

Tax Consequences of Transactions between Subsidiaries of Norsk Hydro ASA Related to the Demerger

As noted above, the major part of Hydro Agri is organized through the Agri Companies and Minority Interest Companies. Norsk Hydro ASA's interest in several of these companies is currently held indirectly through subsidiaries that are not Agri Companies. In order to enable Norsk Hydro ASA to transfer direct or indirect ownership of all Agri Companies and Minority Interest Companies to AgriHold ASA, Hydro's group structure must be modified before the Demerger so that all interests in Agri Companies and Minority Interest Companies are held by Norsk Hydro ASA either directly or solely through other Agri Companies. To this end, Hydro will prior to the Completion Date effect a number of intra-group transactions.

Hydro believes that the majority of the most substantial of such intra-group transactions will be tax-free according to the laws and regulations of the relevant jurisdictions or tax relief rulings obtained from competent authorities. Although the adjustments to Hydro's current group structure will also involve a number of taxable transactions, Hydro believes that such transactions will neither individually nor in the aggregate lead to material cash tax payments or material tax costs for accounting purposes. It must be stressed, however, that this view is based on a number of assumptions for which there is considerable uncertainty.

Tax Consequences for Shareholders in Norway

As noted above, Hydro believes that the Demerger complies with the requirements for treatment of the transaction as a tax-free transaction in Norway. As a result, the distribution of the new AgriHold Shares to the holders of Hydro Shares will not trigger tax in Norway. The tax base in Hydro Shares, including adjustments for RISK (a shareholder's pro rata portion of the retained tax earnings during the period of such shareholder's ownership), will be split between the Hydro Shares and the new AgriHold Shares in the same proportion as the relative fair market values and share capital of Norsk Hydro ASA (91.5%) and the assets, rights and liabilities transferred to AgriHold ASA in the Demerger (8.5%). For each holder of Hydro Shares, the aggregate tax base in the Hydro Shares and the AgriHold Shares immediately after the Demerger will thus be equal to the tax base in the Hydro Shares immediately before the Demerger.

AgriHold Shares will for tax purposes be regarded as having been acquired at the same time as the corresponding Hydro Shares. For example, if a Hydro Share has been acquired on January 1, 2000, the new AgriHold Share issued in respect of such Hydro Share will for tax purposes (including with respect to the application of the first in, first out principle) be regarded as having been acquired on that date.

The issuance of AgriHold Shares in the Demerger will not be subject to any withholding tax in Norway.

Tax Consequences for Shareholders in the United States

The following discussion is a summary based on present law of certain U.S. federal income tax considerations relevant to the Demerger. The discussion addresses only U.S. Shareholders that hold Hydro Shares or Hydro ADRs as capital assets and use the U.S. dollar as their functional currency. It does not address the tax treatment of U.S. Shareholders subject to special rules, such as banks, dealers, insurance companies, regulated investment companies, tax-exempt entities, holders of 10% or more of Norsk Hydro ASA's voting shares, persons holding Hydro Shares or Hydro ADRs as part of a hedge, straddle, conversion, or other integrated financial transaction, or constructive sale transaction. Hydro believes, and this discussion assumes, that Norsk Hydro ASA is not a passive foreign investment company for U.S. federal income tax purposes.

This summary does not address U.S. state or local taxes. It does not consider any investor's particular circumstances. It is not a substitute for tax advice. Hydro urges investors to consult their own tax advisers about the tax consequences of the Demerger.

As used in this discussion, "U.S. Shareholder" means a beneficial owner of Hydro Shares or Hydro ADSs that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organized under the laws of the United States, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source.

A U.S. Shareholder receiving AgriHold Shares will be treated as receiving a distribution from Hydro. The tax consequences of the distribution depend on whether the Demerger will satisfy the conditions for non-recognition treatment imposed by Section 355 of the Internal Revenue Code of 1986, as amended ("Section 355"), including that each of Hydro and AgriHold conducts an active trade or business with a five year history.

KPMG LLP ("KPMG") expects to provide Hydro with an opinion letter stating that, for U.S. tax purposes, the Demerger should satisfy the conditions for tax-free treatment. KPMG's opinion will be contingent upon a number of factors, including Hydro providing KPMG with a letter containing certain representations (including a representation that, other than accounts payable related to purchases and sales of inventory in the ordinary course of business, no debt owed by AgriHold ASA to Norsk Hydro ASA will remain outstanding beyond a reasonably short period of time following the consummation of the Demerger). Hydro has not, however, sought a ruling from the U.S. Internal Revenue Service, and can therefore offer no assurance that the Internal Revenue Service might not reach a different conclusion.

If the Demerger qualifies as tax-free, (i) a U.S. Shareholder would not recognize gain or loss upon receipt of the AgriHold Shares; (ii) a U.S. Shareholder would allocate its adjusted tax basis in the Hydro Shares or Hydro ADRs between the AgriHold Shares received and its existing Hydro Shares or Hydro ADRs in proportion to their relative fair market value and (iii) a U.S. Shareholder's holding period in the AgriHold Shares would include its holding period in the Hydro Shares or Hydro ADSs. A U.S. Shareholder treating the Demerger as tax-free will be required to attach to its tax return for the year in which it receives AgriHold Shares a statement setting forth certain information regarding the application of Section 355.

If the Demerger were not to qualify as tax-free, a U.S. shareholder that receives AgriHold Shares would be treated as receiving a taxable distribution from Hydro in an amount equal to the fair market value of the shares in U.S. dollars. This distribution would be treated as a dividend, taxable as ordinary income, to the extent of the U.S. Shareholder's share of current and accumulated earnings and profits of Hydro as determined for U.S. federal income tax purposes (which Hydro does not compute). A non-corporate U.S. Shareholder meeting certain conditions (including a holding period) would be taxed on the dividend amount at the same preferential rate allowed for long-term capital gains. If the amount of the distribution were to exceed Hydro's current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of a U.S. Shareholder's basis in its Hydro Shares

or Hydro ADSs and then as capital gain. Since Hydro does not calculate earnings and profits for U.S. tax purposes, however, a U.S. Shareholder should expect not to be able to establish that any portion of the distribution would be treated as recovery of basis or capital gain.

If the Demerger were not to qualify as tax-free, a U.S. Shareholder would have a basis in the AgriHold Shares received equal to the fair market value at the time of receipt determined in U.S. dollars on the date of receipt, and the holding period of the AgriHold Shares would commence on the day following the Demerger. A non-corporate U.S. shareholder benefiting from the preferential rate for dividends may be subject to special rules treating any loss realized on the sale of Hydro Shares or Hydro ADSs as long-term capital loss to the extent of the dividend.

Tax Consequences for Shareholders in the United Kingdom

Hydro has been advised that the Demerger is not expected to constitute a disposal for the purposes of taxation of capital gains for those holders of Hydro Shares who are resident or ordinarily resident in the United Kingdom.

It should instead be treated for such purposes as a reorganization. This means that the composite new holding of Norsk Hydro ASA and AgriHold Shares will be treated as the same asset as the original holding of Hydro Shares acquired at the same time as that original holding. The original base cost of the original holding of Hydro Shares will be allocated between the separate holdings of Norsk Hydro Shares and AgriHold Shares by reference to their market values on the first day on which market values are quoted for such shares.

Tax Consequences for Shareholders in France

The issuance of AgriHold Shares to French tax resident holders of Hydro Shares will be treated as distributed income/dividend by Norsk Hydro ASA.

French tax resident individuals owning Hydro Shares as part of their private portfolio:

The fair market value of the AgriHold Shares (converted into euro at the date of their attribution) will be taken into account to determine the global income of the taxpayer in the schedule of distributed/ dividend income *("revenus de capitaux mobiliers").*

It will be subject to :

- the income tax levied according to the progressive schedule;
- the generalized social contribution *("CSG")* which current rate is of 7.5% (article 1600-0 C and article 1600-0 E of the French Tax Code (the "FTC"));
- the social levy of 2% (article 1600-0 F *bis* III 1 of the FTC); and
- the 0.5% contribution for the refund of the social debt *("CRDS")* (article 1600-0 L of the FTC).

This income does not give right to the annual relief of € 1,220.00 (€ 2,240.00 for married couples or partners subject to joint taxation having entered into a civil solidarity agreement) provided under article 158-3 of the FTC.

Legal entities subject to French corporate income tax:

The fair market value of the AgriHold Shares (converted into euro at the date of their attribution) will be taxable as ordinary income for French corporate income tax purpose at a rate of 33.1/3% increased by an additional contribution representing (i) 3% for the entities realizing less than € 7,630,000.00 of turnover and whose share capital is totally paid in and owned continuously for at least 75% by individuals (or by entities themselves meeting these conditions), (ii) 3% for the other entities, to which is added a social contribution on profit levied at a rate of 3.3% on corporate income tax after a deduction of €763,000.00.

Tax Consequences for Shareholders in Sweden

Swedish civil law does not include rules on demergers. Thus, it is unclear how a demerger as described in the Demerger Plan would be treated in Sweden if the Demerger had regarded a Swedish company. However, the tax consequences arising for Swedish shareholders in situations similar (but not identical) to the Demerger have been judged in case law.

On the basis of case law, it is likely that no tax would be due for Swedish tax residents holding Hydro Shares at the time of consummation of the Demerger and that the acquisition cost of the Hydro Shares should be split between the Hydro Shares and the corresponding AgriHold Shares in proportion to the market values at the time of consummation of the Demerger. However, since each case is judged on its own facts and circumstances, the risk that the Swedish tax authorities and courts could come to another conclusion cannot be ruled out.

In order to avoid any potential penalties in case the authorities should regard the Demerger as a taxable transaction, each shareholder is advised to disclose the transaction openly in the tax return by, for example, referring to this Information Memorandum that should be added as an appendix to the tax return.

Stock Exchange Listings

The Hydro Shares are presently listed on the Oslo Stock Exchange, as well as the stock exchanges in London, Paris, Hamburg, Düsseldorf and Frankfurt. Hydro ADSs, each representing one Hydro Share, are listed on the New York Stock Exchange. Depository receipts evidencing Hydro Shares are also traded on the stock exchange in Stockholm.

AgriHold Shares will be listed on the Oslo Stock Exchange from the time the Demerger has become effective. This is expected to occur on or about March 25, 2004. At that time, Hydro Shares will be traded exclusive of the right to receive corresponding AgriHold Shares.

Intended Sale of Norsk Hydro ASA's AgriHold Shares

As noted above, it is Norsk Hydro ASA's intention, provided that prevailing market conditions so permit, to sell its AgriHold Shares, corresponding to 20.0% of all AgriHold Shares, in an offering at the time of the consummation of the Demerger. The exact structure of such offering has not yet been determined. In the event an offering is completed, it is expected that AgriHold ASA, Norsk Hydro ASA and the Norwegian State would enter into lockup agreements with the managers of the offering. The AgriHold Shares to be offered by Norsk Hydro ASA will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

If, due to adverse market conditions, the offering should be withdrawn or reduced in size, Norsk Hydro ASA would sell its remaining AgriHold Shares after the expiration of any lock-up period, but within 18 months after the consummation of the Demerger. Norsk Hydro ASA does not plan on voting any AgriHold Shares that it may retain after consummation of the Demerger.

Expenses Related to the Demerger

No account has been taken of expenses relating to the Demerger in Hydro's pro forma financial statements included in this Information Memorandum. Under the terms of the Demerger Plan, such expenses will be for the account of Hydro. Expenses related to the Demerger will, in accordance with both U.S. GAAP and Norwegian GAAP, be included as ordinary operating expenses in Hydro's financial statements.

Expenses incurred in connection with the Demerger are in the aggregate expected to amount to approximately NOK 67 million. The expenses comprise the following:

UBS Limited, London, U.K.	NOK 15 million[(1)]
ABG Sundal Collier ASA, Oslo, Norway	NOK 8 million[(1)]
Wiersholm, Mellbye & Bech, advokatfirma AS, Oslo, Norway	
Advokatfirmaet Selmer DA, Oslo, Norway	
Thommessen Krefting Greve Lund AS Advokatfirma, Oslo, Norway	
Steptoe & Johnson LLP, Washington, D.C. (U.S.)	
Cleary, Gottlieb, Steen & Hamilton, London, U.K.	
KPMG LLP	
Others (Norton Rose, Lefebvre etc)	
All law firms employed	NOK 28.7 million[(2)]
Deloitte Statsautoriserte Revisorer AS, Oslo, Norway	NOK 4.2 million[(3)]
Kjelstrup & Wiggen AS, Oslo, Norway	NOK 0.4 million[(3)]
Environ	NOK 0.4 million
Miscellaneous (printing, distribution etc.)	NOK 4.9 million

(1) Additional NOK 5 million will be distributed to UBS Limited and ABG Sundal Collier in a proportion to be determined by Hydro.

(2) Based on the estimates of the hours or fees provided by the law firms employed in connection with the Demerger. In connection with Hydro's intended offering of AgriHold Shares, Hydro intends to disclose the aggregate fees of the law firms and other advisors that have assisted with either or both of the Demerger and the offering in connection with that offering.

(3) Based on the estimates of the hours employed.

Timetable

The expected timetable for the Demerger is as follows:

Action/Event	Expected Date of Completion/Occurrence
Extraordinary general meetings	January 15, 2004
Creditor notice period expires	March 19, 2004
Last trading date for Hydro Shares including AgriHold	March 24, 2004
Registration of the Demerger in the Register of Business Enterprises	March 24, 2004
Separate listing of Hydro Shares and AgriHold Shares	March 25, 2004

Announcements

Announcements relating to the Demerger issued by or on behalf of Norsk Hydro ASA and/or AgriHold ASA will be considered made once they are received by the Oslo Stock Exchange and distributed through its electronic information system.

Distribution of the Information Memorandum

This Information Memorandum is being distributed to all registered shareholders of Norsk Hydro ASA as of November 28, 2003 using the addresses held on file by the VPS. The Oslo Stock Exchange has reviewed and approved this Information Memorandum prior to dissemination. Further copies of the Information Memorandum are available from the financial advisors.

Questions

Any questions on this Information Memorandum or the Demerger should be addressed to Peik Norenberg, Director of Investor Relations, Norsk Hydro ASA, Bygdøy allé 2, 0240 Oslo, telephone number: +47 22 53 34 40.

PART III

HYDRO AGRI

PLANT NUTRIENT FUNDAMENTALS

Like humans and animals, plants need nutrients to grow. Commercially produced mineral fertilizers give plants the primary nutrients needed in a form they can readily absorb and use: nitrogen (N), phosphorus (P) and potassium (K). Other major nutrients such as sulphur, calcium and magnesium are required in lesser, but still significant, quantities. Plants also need a number of micronutrients, such as iron, zinc, copper, manganese and boron, in very small, but essential amounts.

Each of the three major nutrients plays a different role in plant development.

- **Nitrogen** is an essential element for plant growth; it is part of every plant's proteins and is a component of DNA and RNA. Absorbed by plants in larger amounts than other nutrients, nitrogen makes plants green and is usually most responsible for increasing yields in crop plants.
- **Phosphorus** is essential to plant root growth. Phosphorus compounds, referred to as phosphates, are needed in plant photosynthesis (i.e., the production, transportation and accumulation of sugars in the plant) to repackage and transfer energy. Phosphorus is involved in seed germination and helps plants use water efficiently.
- **Potassium**, or potash, is also necessary for photosynthesis. Potash makes plants hearty and helps them withstand the stress of drought, fight off disease, and protect against cold, weeds and insects. Potassium stops wilting, helps roots stay in place and assists in transferring food. Potassium is a regulator, activating plant enzymes and ensuring that the plant uses water efficiently.

Although plants will absorb nitrogen, phosphorus and potassium from organic matter and soil materials, this is usually not sufficient to satisfy the demands of crop plants. The supply of nutrients must, accordingly, be supplemented with fertilizers, to meet the requirements of crops during periods of plant growth, to replenish those removed through crop harvesting, or to provide those nutrients that are not already available in appropriate amounts in the soil. The two most important sources of nutrients are manufactured or mineral fertilizers and organic manures. Farmers determine the types, quantities and proportions of fertilizer to apply to their fields depending on, among other things, the crop, soil and weather conditions, regional farming practices, fertilizer and crop prices.

Plant Nutrient Production; Products

Industry Measurement Conventions Used

When measuring amounts or concentrations (e.g., product declarations) of the primary nutrients, the fertilizer industry measures nitrogen as such, while phosphate materials, by convention, are measured as di-phosphorus pentoxide (P_2O_5), and potassium, as di-potassium oxide (K_2O). These conventions are used consistently throughout this Information Memorandum.

Nitrogen

Nitrogen makes up 78% of the air we breathe. In this form, it is inert and insoluble, and not accessible to plants. Ammonia is the basic building block for producing virtually all other forms of nitrogen-based fertilizers. To a lesser extent, it is also used directly as a commercial fertilizer. Ammonia is produced by reacting nitrogen from the air with hydrogen at high pressure and temperature in the presence of a catalyst. The hydrogen is most often produced by reacting natural gas with water at high temperature and pressure in the presence of a catalyst. Natural gas is also used as a process gas (i.e., an energy source) to generate the heat required in the ammonia production process, but this use is minor compared to its use as a raw material in ammonia production.

Because there are natural gas deposits in many locations, ammonia and nitrogen fertilizers are produced in many countries. British Sulphur, a specialist publisher and independent consultant to the fertilizer industry, has recently reported that ammonia is produced in approximately 68 countries; urea, the most common of nitrogen fertilizer products, is produced in about 56 countries.

Although the number of chemical processes used in the production of nitrogen fertilizer products is small, there is a wide variety of finished products. The diversity of products facilitates site-specific applications, which take into account factors such as soil type and the requirements of the crop, thus making it possible to achieve optimal plant nutrition.

The principal nitrogen-based fertilizer products are:

- **Ammonia** – used as a fertilizer and as a building block for other nitrogen products, including intermediate products for industrial applications and finished fertilizer products. Ammonia, consisting of 82% nitrogen, is stored as a liquid under pressure or refrigerated. It is gaseous at ambient temperatures and is injected into the soil as a gas. The direct application of ammonia requires a considerable investment by farmers in pressurized storage tanks and injection machinery.
- **Urea** – formed by reacting ammonia with carbon dioxide (CO_2) at high pressure. From the warm urea liquid produced in the first, wet stage of the process, the finished product is mostly produced as a solid product (containing 46% nitrogen) typically applied in solid form. Urea can be combined with ammonium nitrate solution to make liquid nitrogen fertilizer (urea ammonium nitrate or UAN).
- **Ammonium nitrate (AN)** – produced by reacting nitric acid, an intermediate chemical feedstock produced from ammonia, with ammonia to form a concentrated, watery solution that is subsequently solidified in a prilling or granulation process. Ammonium nitrate is a solid fertilizer (containing approximately 34% nitrogen) typically applied in solid form. Ammonium nitrate is water soluble and used in various fertilizer solutions.
- **Calcium ammonium nitrate (CAN)** – a mixture of AN and calcium or magnesium carbonate (containing 25-28% nitrogen), produced by mixing calcium and/or magnesium carbonate into an ammonium nitrate solution before the solidification process. The lime content of CAN also helps to neutralize soil acidity.
- **Ammonium sulphate (AS)** – has a relatively low nitrogen content (21%). In addition to nitrogen, it contains sulphur (24%). It is used where the lack of sulphur in the soil is a limiting factor in plant growth.
- **Calcium nitrate (CN)** – produced by dissolving a calcium salt such as limestone or the calcium phosphate of phosphate rock in nitric acid. In the latter case, it is a co-product with nitrophosphate products. (See the product listings under "Phosphorus" below.) CN is used to remedy plant deficiencies in calcium and ameliorate soil acidification. It contains 15.5% nitrogen in nitrate form and 19% water-soluble calcium. The product is water soluble and particularly suited for water-born fertilizer application systems.
- **Potassium nitrate (PN)** – produced by reacting sodium nitrate with potassium chloride. Potassium nitrate is used as a potassium and nitrogen fertilizer. Potassium nitrate contains 13.5% nitrogen and 45% water-soluble potassium as K_2O. The water suitability makes it particularly suited for liquid-based applications.

Because of their chemical similarity, AN, CAN, CN and PN are often collectively referred to as "nitrates."

Phosphorus

Phosphorus occurs in natural geological deposits of phosphate rock, which is mined from the Earth's crust. The largest deposits of phosphate rock are located in North Africa, China, India, the United States, Brazil, Australia and Russia. Most phosphate ores require a treatment referred to as beneficiation, which entails washing, crushing, sizing and flotation before the material is pure enough to be used as phosphate rock raw material for further chemical processing. Phosphate ore deposits are not evenly distributed in the Earth's crust; some countries and areas are endowed with enormous resources. Major mining today occurs only on deposits where grade, geometry and logistics are most favorable for low-cost production. In 2002, 11 countries were responsible for 83% of the world's aggregate production of approximately 143 million tonnes of phosphate rock. As of 1999, the total

known reserves of phosphate rock (defined as mineral deposits of established extension that are, or could be, profitably mined under prevailing conditions of costs, market prices and technologies) amounted to 56 billion tonnes, with 60% of this located in Morocco.

To make the phosphorus in phosphate rock soluble and available to plants, the rock is digested with sulphuric or nitric acid to manufacture phosphoric acid, an intermediate product that is further processed to make many different kinds of phosphate-containing fertilizers.

The principal phosphate-based fertilizer products are:

- **Monammonium phosphate (MAP)** (containing 52% phosphate as P_2O_5) and **diammonium phosphate (DAP)** (containing 46% phosphate as P_2O_5) – referred to as ammoniated phosphates because phosphoric acid is treated with ammonia to form these products, both of which also contain nitrogen. Both are widely produced in granular form for use as such or for blending with other types of fertilizers, and are also produced in non-granular forms for use in liquid fertilizers.
- **Nitrophosphate** products – in which part of the nitrogen content is in nitrate form (as opposed to the purely ammonium form found in the MAP and DAP products). Nitrophosphate products are produced when the phosphate rock is dissolved in nitric acid rather than sulphuric acid.
- **Single superphosphate** – produced by treating phosphate rock with sulphuric acid, single superphosphate contains 16-20% phosphate as P_2O_5.
- **Triple superphosphate** – produced by treating phosphate rock with phosphoric acid, triple superphosphate is a highly concentrated form of phosphate fertilizer (containing roughly 46% phosphate as P_2O_5) and is produced in both granular and non-granular forms.

Potassium

Potassium salts, or potash, are mined from naturally occurring ore bodies that were formed as seawater evaporated. Potash ores are found as salts of chlorine or sulphate in salt deposits in some sedimentary basins. The ore is never pure enough and must be beneficiated and purified. Some potassium is also found as brines in lakes or in sub-surface deposits. After it is mined, the potassium chloride is separated from the mixture to produce a granular fertilizer.

Potash deposits are even less evenly distributed in the Earth's crust than phosphate deposits. Only 12 countries mine potash; in 2002, six of those countries (Canada, Russia, Belarus, Germany, Israel and Jordan) produced nearly 90% of the world's aggregate production of approximately 24 million tonnes, measured as K_2O. Canada is the source of one-third of global production. The known reserves (defined as mineral deposits of established extension that are, or could be, profitably mined under prevailing conditions of costs, market prices and technologies) of potash amount to more than 9 billion tonnes. More than 70% of this amount is located in Saskatchewan in Canada.

The principal potash products are:

- **Potassium chloride** (also referred to as muriate of potash or MOP) – containing 40-60% potash.
- **Potassium sulphate** (or sulphate of potash or SOP) – containing 50% potash, potassium sulphate is used for plants that are particularly sensitive to chlorine, such as potatoes, fruits, vegetables and tobacco.
- **Sulphate of potash magnesia** or **potassium magnesium sulphate** – for use in magnesium-deficient soils.

Multi-Nutrient Products

In addition to single-nutrient fertilizer products, there are also multi-nutrient products, which can be categorized as follows:

- **Complex fertilizers** – fertilizers containing at least two of the primary nutrients, obtained by chemical reaction. The granules that result contain a declared ratio of nutrients. MAP, DAP and nitrophosphate products are examples of this type of product.

- **Compound fertilizers** – fertilizer containing at least two of the primary nutrients, obtained by chemical reaction, blending or a combination of both. The granules produced may contain different nutrients in varying ratios.

- **Blended fertilizers** or **bulk blends** – obtained by the dry mixing of several materials. No chemical reaction is involved. Blends should, ideally, involve the mixing of granules of consistent size, weight and surface treatment to avoid segregation, which is undesirable because it reduces the agronomic efficiency of the product.

Multi-nutrient fertilizers often are referred to using their primary nutrient components (e.g., NPK, NP, etc.).

In purely agronomic terms, complex fertilizers offer the most effective way of achieving balanced nutrition, since they contain a declared grade or formula of primary nutrients in each granule and permit an even application due to their stable granule quality and consistent granule size. Complex fertilizers tend to be more expensive and historically have offered better margins than mixtures or blends, but contribute to greater crop yield and quality, especially in the case of the high value-added fruit and vegetable segments (referred to in the industry as "cash crops," such as fruits and vegetables, as opposed to so-called food crops, like grain), where growers are willing to pay for these benefits.

Bulk blends are produced by a simple process of dry mixing of already-manufactured products. As a result, the capital investment and operating costs associated with bulk blending are small compared to those of manufacturing ammonia and the finished mineral fertilizer products. Similarly, sales margins for bulk blended products are normally much lower than those for chemically manufactured fertilizer products. The discussion of production volumes contained in the description of Hydro Agri's business distinguishes between chemical manufacturing and bulk blending.

Specialty Fertilizers

Specialty fertilizer products (such as calcium nitrate and potassium nitrate) are targeted for growers of cash crops. The most advanced applications integrate fertilizer application and drip irrigation and adjust input (i.e., the amounts and mix of major and minor nutrients, and trace elements) to optimize plant performance (i.e., growth) continuously. The better margins that tend to be achieved by growers of cash crops relative to those achievable with food crops have led to an increased demand (approximately 5% per year over the last several years) for specially formulated fertilizers demonstrating an ability to enhance yield and crop quality by applying the products according to crop-specific advice. Their use increases the grower's return, helps meet the market demand for quality crops, and enables higher margins than those normally achieved with high-volume fertilizers.

OVERVIEW OF THE MINERAL FERTILIZER INDUSTRY

Consumption of Mineral Fertilizers: Historical Development and Projected Growth

Global mineral fertilizer consumption (that is, consumption of all three of the primary plant nutrients) has increased ten-fold since 1950. By 2002, the global market for fertilizer products was estimated at U.S.$70 billion. According to information released by the International Fertilizer Industry Association (the "IFA"), a trade association whose members include 450 companies in some 80 countries around the world, consumption has increased from approximately 14 million tonnes during the 1950/51 fertilizer season to an average consumption level of 138 million tonnes per year over the 1998/99 – 2000/01 fertilizer seasons. The relative breakdown of the latter figure, by primary nutrient, is as follows:

Nitrogen	83 million tonnes (approximately 60%)
Phosphate (P_2O_5)	33 million tonnes (approximately 24%)
Potash (K_2O)	22 million tonnes (approximately 16%).

For the most part, there has been a steady increase in consumption throughout this roughly 50-year period. The most notable of the interruptions in consumption growth were attributable to the oil crises in the 1970s and the drop-off in consumption in the late 1980s and early 1990s associated with the break-up of the FSU and the related economic problems experienced in that region of the world.

The consumption growth since 1950 can principally be attributed to the increase in the world's population and the related decline in the number of hectares per person dedicated to crop production, as illustrated in the graph below.



Hectares/person
0.5
0.4
0.3
0.2
0.1
0.0
10
8
6
4
2
0
Population (billions)
1960
1970
1980
1990
2000
2010E
2020E
Hectares/person
Population

Source: FAO

In addition, the world's dietary standard has improved significantly during this period, as reflected by a rise in the per capita caloric intake. Data from The Food and Agriculture Organization of the United Nations (the "FAO") indicate that, on a per capita basis, the human average daily caloric intake increased by approximately 25% from 1961 to 2001.

Mineral fertilizer has played, and is expected to play, an increasingly important role in crop nutrition over time. Using a typical grain crop as an example, natural soil fertility can only sustain a production of approximately 1.5 tonnes per hectare of land over time. Traditional agricultural practices with animal, grass and grain production combined, and full use of the manures produced by the animals, can lift this to approximately 2.0 tonnes per hectare. Through the use of mineral fertilizers, together with other advances in agricultural technologies and practices, the present production has increased to approximately 6.0 tonnes per hectare.

In a report entitled "Fertilizer Requirements in 2015 and 2030" prepared in 2000, the FAO projected an increase in world crop production from 1995/97 to 2030 of approximately 57%. In order

to attain the yields projected by the FAO, the FAO forecasts that fertilizer consumption will have to increase from the average level of 138 million tonnes (N, P_2O_5 and K_2O together) per year during the 1993/94 to 2000/2001 period to between 167 and 199 million tonnes per year by 2030. This represents an annual growth rate of between 0.7% and 1.3% per year, compared to an average annual increase of 2.4% per year between 1970 and 2000. The lower projected amount of 167 million tonnes assumes a slow-down in the growth of the world's population and in crop production, as well as greater improvement in fertilizer use efficiency.

Other industry sources and analysts have projected higher annual growth rates in fertilizer consumption. The IFA, for example, has projected an annual growth rate of 2.1% through the 2007/08 fertilizer season, though the IFA's report includes a statement that this figure is slightly optimistic, indicating that an average annual growth rate in consumption of between 1.5-2.0% may be more realistic.

Beyond the overall growth in worldwide fertilizer consumption, industry sources, including the IFA, have released information reflecting the change in the relative proportion of fertilizer consumption between developed and developing countries. The IFA data indicate that developed countries accounted for 88% of the world fertilizer consumption in the 1960/61 fertilizer season. During the three-fertilizer season period from 1998/99 to 2000/01, that percentage had dropped to 37%; developing countries accounted for 63%. China represented close to 27% of world fertilizer consumption; South Asia (mostly India) and North America (mostly the United States), each 16%; Western Europe, 12%; and Latin America, 8%.

The IFA's medium-term (i.e., through the 2007/08 fertilizer season) forecasts of annual growth rates in fertilizer consumption in different regions of the world highlight the trend suggested by the percentages in the preceding paragraph: consumption growth rates in the developing countries are expected to continue to exceed those of developed countries. This is, in part, attributable to the historic pattern that improved standards of living lead to the incorporation of a greater proportion of meat (and other proteins) into grain-based diets. Production of high-protein foods such as meat and dairy products requires larger amounts of grain and, thus, more fertilizer. The projected annual growth rates in consumption of developing countries in regions such as South America, Asia and Central and Eastern Europe range from 1.8%-3.5%. In contrast, the projected annual growth rates of fertilizer consumption in North America and Western Europe range from a negative (0.9%) to 0.2%. The IFA's projected annual growth rates for each of the three primary nutrients vary from region to region, but overall are relatively similar (i.e., phosphate fertilizers, 2.7%; nitrogen and potash, approximately 2.0%).

Capacity and Production Levels of Mineral Fertilizers

The tables below provide information on the worldwide production capacity of nitrogen, phosphate (P_2O_5) and potash (K_2O), the average annual global production level during the 1999-2001 period and the proportion of production within the countries or regions accounting for the largest amounts of that production, all based on information available from the IFA:

Nitrogen

2000 Production Capacity (Ammonia)(1)	127.8 million tonnes
1999-2001 Average Annual Global Fertilizer-related Production(1)	87.0 million tonnes
Percentage of Global Production:	
China	25%
North America	16%
Western and Central Europe	15%
India	13%
Eastern Europe and Central Asia	10%
Middle East	7%
Others	14%

(1) The difference between the production capacity figure and the production level of nitrogen fertilizer primarily reflects the significant use made of ammonia and nitrogen for industrial applications.

Phosphate (P_2O_5) in mined phosphate rock

2000 Production Capacity	40.0 million tonnes
1999-2001 Average Annual Global Production[(1)]	41.1 million tonnes
Percentage of Global Production:	
Africa	29%
United States	26%
China	15%
Russia	9%
Others	21%

(1) Refers to phosphate rock production. Actual production may exceed the production capacity because the processing of phosphate rock involves losses in beneficiation. Further, phosphate materials are used in industrial applications. Accordingly, global production of phosphate materials is higher than the consumption of phosphate-based fertilizers.

Potash (K_2O)

2000 Production Capacity	36.8 million tonnes
1999-2001 Average Annual Global Production	25.7 million tonnes
Percentage of Global Production:	
Canada	33%
Russia and Belarus	30%
Western Europe (principally Germany)	19%
Israel and Jordan	11%
Others	7%

Fertilizer Producers

Given the variety of nutrients required by plants and the different locations of the key raw materials involved in the generation of such nutrients, the mineral fertilizer industry has evolved over the years into a number of nutrient-specific sub-sectors with the geographic scope of producers' markets reflecting, to a large degree, regional orientations. Many countries have a fertilizer industry of their own, reflecting the desire to secure their own food supply. Nonetheless, based on information available from industry sources such as CRU, IFA and Fertecon, in 2002, 29% of the world's production of ammonia and the highest-volume fertilizer products were sourced through international trade, as reflected by the table below.

Product	Production (million tonnes)	Trade (million tonnes)	Trade as a % of Production
Ammonia	132	16	12%
Urea	114	26	23%
Nitrates	45	15	33%
Phosphate (MAP, DAP)	38	17	45%
Potash (MOP)	43	34	79%
Total	372	108	29%

Although the fertilizer industry is highly fragmented globally, the European fertilizer market is highly consolidated and the U.S. market is currently undergoing a significant reorganization. In certain regions of the world (e.g., the European Union and the United States), producers are mainly private

enterprises, including some of the larger producers in the industry: Hydro Agri; Potash Corporation of Saskatchewan (PCS), based in Canada; Agrium, based in Canada; K+S Gruppe, based in Germany; IMC Global, based in the United States; and entities that are subsidiaries or divisions of energy or chemical companies (e.g., DSM, Kemira and Total). In other regions (e.g., China, Russia and North Africa), producers are mainly state- or quasi-state-owned entities. None of the industry participants in the main fertilizer production regions of the world can claim to benefit from all the key competitive advantages, such as ready availability of raw materials, low energy costs, modern efficient plants, proximity to markets and favorable distribution logistics.

Sales and Distribution of Mineral Fertilizers

Sales of fertilizer products to end users are generally made through independent retailers, resellers, farmer cooperatives, affiliated dealer organizations and brokers. Markets for fertilizer products are seasonal within a given geographical market, with the timing of application determined by the overall cycle of crop growth, local weather conditions, soil conditions and the type of agricultural activity. Nitrogen, for example, has to be applied to arable crops mainly during the period of active crop growth, which is usually in the spring. Applications of phosphate and potash fertilizers are not necessarily confined to such a short period, although a peak occurs during the spring as these nutrients are usually applied in combination with nitrogen.

Although demand is largely concentrated in one short period within a given geographical market, the most efficient way to operate a fertilizer production plant is to manufacture product evenly throughout the year. As a result, participants in the fertilizer industry benefit by having access to distribution systems that can accommodate large quantities of stored material. Producers often rely on distributors and, to some extent, cooperation from fellow manufacturers, in order to ensure that sufficient quantities of mineral fertilizer are stored in or transported to the vicinity of the farmers at the appropriate time. In general, the greater the extent of a producer's presence in a number of different regional markets and the greater the size of its distribution network, the better able the producer is to mitigate the effects of the inherent seasonality of the fertilizer industry.

Pricing of Fertilizer Products

The fertilizer industry is cyclical, reflecting the commodity nature of ammonia and the major finished fertilizer products (e.g., urea, DAP, MAP, MOP and SOP). In the normal course of business, industry participants are exposed to fluctuations in supply and demand, which can have significant effects on prices across all participants' commodity business areas and products and, in turn, their operating results and profitability. Changes in supply can result from capacity additions or reductions and from changes in inventory levels. Demand for fertilizer products is dependent on demand for crop nutrients by the global agricultural industry, which, in turn, depends on, among other things, weather conditions in particular geographical regions. Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization, until the cycle is repeated.

In Europe, plant closures beginning in 1999 and continuing in 2000 resulted in an overall reduction in European production capacity of approximately 2.5 million metric tonnes, representing approximately 20% of the total nitrate capacity prior to such closures. Additional capacity was closed in 2001 and 2002. The plant closures have since contributed to an improved balance between supply and demand in the European nitrate and NPK fertilizer markets, an increase in capacity utilization rates and improved margins.

Based on information available from industry sources, there is limited new capacity expected to come on line worldwide before 2005. However, in 2005, plants currently under construction in Egypt, Iran, Oman, Saudi Arabia, Vietnam, China, Australia and Trinidad and Tobago are scheduled to commence production. Notwithstanding the information available as to anticipated capacity additions over the next several years, there is considerable uncertainty, and market experts have widely varying views, as to future fertilizer prices. Some industry analysts believe production capacity additions will

be more than sufficient to meet anticipated growth in the demand for fertilizer, particularly from 2005 onwards, so that prices, as is currently the case, will be determined by so-called swing producers' cash costs and are likely to be lower. (See "Cost of Raw Materials" below.) Others believe that project delays in the completion of construction of new plants and further closures will counterbalance supply growth, and that a tight grain supply and demand balance will lead to strong growth in fertilizer demand, such that a downturn in the fertilizer market will not occur until the 2007/08 fertilizer season.

The cyclicality of the mineral fertilizer industry affects price levels and, to a much lesser extent, consumption of the three primary nutrients in different ways. Prices of nitrogen-based fertilizers are more volatile than the other two primary nutrients because this segment of the industry is relatively less consolidated and is affected by raw material (i.e., natural gas) cost swings. There are fewer suppliers of phosphate and potash, both of which involve less energy-intensive production processes. In contrast, sales volumes of nitrogen-based fertilizers vary less from one fertilizer season to the next, because nitrogen must be applied every year if the farmer wants to maintain crop yields. Phosphate and potash are retained in the soil over time to a much higher degree than nitrogen, which makes it easier for the farmer to reduce the use of phosphate and potash in the short term.

In addition to the effect of the industry's cyclicality, prices of fertilizer products are influenced by a number of other factors, including those discussed below.

Grain Prices

As can be seen from the graphs below, grain consumption has surpassed production in each of the last four years, resulting in declining inventories. Grain production in 2002 was negatively influenced by adverse weather conditions in several key grain exporting regions, most notably the United States, Canada and Australia. This was only partly compensated by strong harvests in FSU countries.

Medium-term fertilizer consumption to continue to increase to bring grain production in balance with consumption


Grain consumption exceeds production
Million Tonnes
2,100
2,000
1,900
1,800
1,700
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003E
Consumption
Production


Record low grain stocks
Million Tonnes
800
600
400
200
5
4
3
2
1
0
(US$/bu)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003E
Grain inventory
Price of corn (CBOT)

Source: FAO, Blue-Johnson

For the last two years, the grain inventory decline has resulted in higher grain prices. In general, higher grain prices normally stimulate increased grain production, increasing the demand for fertilizer with resulting upward pressure on fertilizer prices. Fertilizer demand increased strongly in 2002, but the positive price effect was offset by the downward pressure on fertilizer prices attributable to lower natural gas prices in the United States. The improved fertilizer prices in 2003 can be partly explained by a continuing tightening of the grain balance. Based on information from Blue-Johnson, a U.S. consulting and market research company, grain prices and fertilizer prices have historically reflected a close correlation, as illustrated by the graph below indicating the price levels of corn and urea since 1994.

Corn and urea prices


US$ per bushel of corn
5
4
3
2
1
0
250
200
150
100
50
0
US$ per tonne of urea
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004E
Corn Chicago cash
Urea fob Middle East

Source: Blue-Johnson

Cost of Raw Materials

Natural Gas Price in the United States Creates Ammonia Price "Floor"

The cost of natural gas accounts for as much as 70-90% of the total cash cost (i.e., excluding such items as depreciation, corporate overhead and debt service) of ammonia production. It takes approximately 36 million British thermal units ("MMBTU") of natural gas feedstock and fuel to produce one tonne of ammonia. In recent years, U.S. natural gas prices have been the single-most important factor in the pricing of ammonia. From 1999 through 2002 there has been essentially a zero margin between the price of natural gas in the United States and the global price of ammonia.

For approximately 13 years (i.e., 1987-1999), U.S. fertilizer companies enjoyed a competitive advantage over their Western European counterparts by virtue of their access to relatively cheap natural gas. Western European fertilizer producers, then and now, source natural gas under contracts with pricing formulas that are linked to the price of liquid hydrocarbons (most often, low sulphur heavy fuel oil). During the 1987-1999 period, natural gas prices in the United States ranged from a low of approximately U.S.$1 per MMBTU to a high of approximately U.S.$3 per MMBTU. Beginning in 1999, natural gas demand began to outstrip supply in the United States, resulting in natural gas prices rising fairly sharply, with notable peaks during the winters of 2000/01 and 2002/03. Thus far in 2003, U.S. natural gas prices have remained at or near U.S.$5 per MMBTU. According to The Fertilizer Institute, a U.S.-based trade association, the increase in the price of natural gas in the United States has led to the permanent closure of 11 U.S. ammonia plants in the last three years, representing about 20% of U.S. capacity, and the temporary idling of an additional 25% of capacity. The plants closed have tended to be those located along coastal areas or the Mississippi River, where the transportation costs associated with the import of ammonia into the United States make such imports more economic. Many companies with ammonia production facilities in the United States have become swing producers, producing only when natural gas prices are at levels allowing them to cover their cash costs of production.

The sharp rise in U.S. natural gas prices and the resulting curtailment of U.S. fertilizer production have had an upward impact on fertilizer prices throughout the distribution chain. At the farm level, the ammonia price and that of nitrogen-based fertilizers in the United States increased to near-record high levels earlier in 2003. Based on U.S. natural gas forward prices, a price "floor" for ammonia is expected to be at a relatively high level through 2006. In the long-term, the addition of new production capacity with technological, raw material or other cost benefits is expected to determine the price levels of commodity fertilizer products such as ammonia and urea.

Ammonia Price Creates Urea Price "Floor"

Historical data reflect the linkage between the ammonia price and the price of urea.


Ammonia price creates urea price "floor"
250
200
150
100
50
0
(US$/tonne)
Jan-93
Jan-95
Jan-97
Jan-99
Jan-01
Jan-03
Urea price fob ME
Urea cash cost based on ammonia

Source: Average of international publications

It takes approximately 0.57 to 0.59 tonnes of ammonia to produce one tonne of urea. The other cash costs of urea production relate principally to energy and other utility costs and other production costs (including loading of the product). The urea price must reflect a sufficient margin or premium above the ammonia price to cover the cash costs of upgrading the ammonia; otherwise, the fertilizer producer has an economic incentive to simply sell the ammonia.

There is, in turn, a strong correlation between global urea prices and European nitrate prices, the latter reflecting a relatively stable margin above the urea price, when measured in U.S. dollars per tonne of nitrogen for both products. Urea and nitrates are (and are expected to remain) substitute products for one another. European farmers are, in essence, willing to pay only so much more for the preferred nitrate products than for urea.


Strong correlation between European nitrate prices and global urea price
700
600
500
400
300
200
100
0
(US$/tonne)
Jan-93
Jan-95
Jan-97
Jan-99
Jan-01
Jan-03
CAN cif Germany
Urea FOB Middle East

Source: Average of international publications

Transportation Costs

Prices of fertilizer products vary from region to region based largely on transportation costs. Fertilizer is a bulky and relatively low-cost product and, as such, the cost of handling and transportation is, in relative terms, high. Logistical costs vary by region, but may represent up to 20% of the price paid by the farmer for fertilizer sourced from the region in which the farmer is located and substantially more than that if product is imported from outside that region. As the major sources of competitively priced raw materials (including natural gas) are geographically concentrated, producers' ability to balance transportation costs between different parts of the production processes to achieve competitive delivered costs becomes important.

National and Regional Agricultural and Industrial Development Policies

National and regional agricultural and industrial development policies, including trade policy measures such as subsidies, quotas, import duties and anti-dumping legislation, and environmental measures, can also affect fertilizer demand, thereby influencing fertilizer prices.

The price of fertilizers sold into the agricultural market, as influenced by all of the above factors, tends ultimately to be determined by negotiation at the time of sale depending on the supply/demand balance for the relevant plant nutrient and the particular form of product being sold and purchased. Because of the issues associated with matching continuous production with seasonal consumption, it is common in the industry for products to be sold using a progressive pricing structure, whereby producers offer products at a progressively increasing price from the off-season to the application period, thus enabling retailers and cooperatives to recover the cost of early purchase and storage of fertilizers.

HYDRO AGRI'S BUSINESS

Overview

Hydro Agri is a global leader in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. Hydro Agri also distributes and sells a wide range of phosphate- and potash-based mineral fertilizers, as well as complex and specialty mineral fertilizer products sourced from third parties. In 2002, Hydro Agri had operating revenues of approximately NOK 33.5 billion, of which approximately NOK 29.0 billion came from the sale of mineral fertilizers and merchant ammonia.

The core of Hydro Agri's operations is the production and sale of nitrogen-based fertilizers. As of December 31, 2002, Hydro Agri had 5.2 million tonnes of ammonia production capacity, including Hydro Agri's share of the production capacity of non-consolidated investee companies. Hydro Agri is the world leader in ammonia, as measured by production capacity (its fully-owned plants have an aggregate capacity of 4.2 million tonnes), shipping capacity, trade and maritime storage capacity in deep-sea ports. Hydro Agri is the largest producer of nitrates, the most important fertilizer type in Europe. To complement its nitrogen-based product offerings, Hydro Agri also markets phosphate- and potash-based fertilizers sourced from third parties, and is a leader in sales of value-added specialty fertilizers and complex fertilizers (referred to as "NPK"), which represent the majority of multi-nutrient fertilizers applied in Western Europe. This enables Hydro Agri to offer customers a balanced nutrient portfolio. In addition, Hydro Agri markets certain industrial gases and nitrogen chemicals that, in general, are co-products of its fertilizer operations.

Hydro Agri estimates that, as of year-end 2002, its aggregate sales of nitrogen fertilizers represented approximately 6.5% of global consumption of fertilizer nitrogen, and that its aggregate sales of all fertilizers represented approximately 6% of global consumption. In Europe, Hydro Agri estimates that its sales of nitrogen fertilizers to markets in the EU, Norway and Switzerland during the 2002/03 season represented approximately 25% of fertilizer nitrogen consumption in these markets.

Effective October 1, 2003, Hydro Agri's management has divided the business into three operating segments: Upstream, Downstream and Industrial. The Upstream segment, based on Hydro Agri's worldwide ammonia and urea production, consists principally of Hydro Agri's global production units, joint venture production units and the Ammonia Trade and Shipping ("ATS") unit. The Downstream segment consists of Hydro Agri's sales and marketing units, including their locally focused chemical and bulk blending production facilities, and their distribution and logistical assets (i.e., warehouses and bagging facilities). The Industrial segment markets numerous nitrogen chemical products mainly originating from Hydro Agri's fertilizer operations, with certain of such products being intermediates in the production of fertilizer. The Industrial segment also markets large quantities of carbon dioxide obtained from the Upstream segment's ammonia plants and a wide range of other industrial gases. For a further description of the activities of each segment, see "Hydro Agri's Operating Segments" below.

In 2002, Hydro Agri sold a total of approximately 22.5 million tonnes of fertilizers and associated nitrogen chemicals, consisting of approximately 20.5 million tonnes of fertilizers and 2.0 million tonnes of nitrogen chemicals (the latter predominantly sold by the Industrial segment). In addition, Hydro Agri sold other products, such as industrial gases and carbon dioxide and other non-nitrogen products. In some of these products, e.g. cylinders of industrial gases and propane, tonnes is not a meaningful measure of volume. Fertilizer and nitrogen chemical products produced by Hydro Agri aggregated approximately 14.6 million tonnes. The balance consisted of products purchased for resale from joint venture companies (approximately 2.1 million tonnes) and third parties (approximately 5.8 million tonnes). In addition to purchasing products for resale, Hydro Agri purchased approximately 1.6 million tonnes of products as input for bulk blending.

Competitive Position

Hydro Agri's strong competitive position within its industry is the result of its efforts to reduce its exposure to and, where possible, benefit from the cyclicality of its business, primarily through:

- its low-cost position and related productivity improvements;
- capacity reductions in Western Europe, as well as streamlined operations;
- a global downstream market presence; and
- the increased proportion of earnings derived from the sale of differentiated products (such as specialty fertilizer) to "high end" fertilizer markets and industrial applications.

Low-Cost Position/Productivity Improvements

Following completion of a three-year turnaround program (1999-2001), Hydro Agri's management believes, based on statistical information made available by the European Fertilizer Manufacturers Association ("EFMA"), that Hydro Agri has established a cost position below the average of other European producers. Hydro Agri's relative cost performance development according to these statistics is illustrated below:



Hydro Agri relative cost position vs. European industry
Ammonia cost position
Nitrate cost position
NPK cost position
Index
120
100
80
60
40
20
0
102
91
90
87
87
80
100
90
89
2000
2001
2002
Hydro Agri cost as a percentage of European industry average
European average (excl. Agri)
Source: EFMA

In response to the intense competition within the fertilizer industry and other market forces, Hydro Agri has steadily strengthened its results by cutting costs and improving productivity, principally through completion of its turnaround program. Hydro Agri exceeded the targeted objectives of the turnaround program, reducing its annual fixed costs (primarily salaries and related costs, purchased services for plant and facility maintenance, and sales and general administration costs) by approximately NOK 2.4 billion (approximately 30%) over the 1999-2001 period. Improvement measures related to savings in raw material and sourcing costs, energy cost reductions and other variable cost improvements were estimated to amount to an additional NOK 500 million in annual savings compared to the 1998 level. This annual cost reduction of NOK 2.9 billion reflects a reduction in the total number of employees by 30% compared to the 1998 level. The graphs below illustrate the cost and productivity improvements achieved through the turnaround program.



Fixed cost per tonne
European production sites
Excluding non-recurring items, at 2002 currency rates
(NOK)
280
270
260
250
240
230
220
210
200
1999
2000
2001
2002

The level of fixed costs depicted in the above graph have been adjusted by converting costs incurred in other currencies to the Norwegian kroner, using 2002 average exchange rates for such currencies for the years 1999-2001, and adjusting for non-recurring items (mainly relating to the turnaround program). The aggregate adjustments amount to NOK 31 per tonne (1999), NOK 19 per tonne (in 2000), NOK 28 per tonne (in 2001) and NOK 3 per tonne (in 2002).



Production per Employee
European Plants
(Tonnes)
4,500
4,000
3,500
3,000
2,500
2,000
1994
1995
1996
1997
1998
1999
2000
2001
2002

The turnaround program and the continuous improvement program that has followed have resulted in a marked improvement in capacity utilization at Hydro Agri's production facilities. The difference in capacity utilization between 1999 and 2002 for some of Hydro Agri's major plants is illustrated in the table below:

	1999 Capacity Utilization(1)		2002 Capacity Utilization(1)	
Production Plant	**Ammonia**	**Fertilizer**	**Ammonia**	**Fertilizer**
Sluiskil	97.0%	97.6%	100.0%	97.7%
Porsgrunn	29.0%(2)	94.5%	79.8%	96.1%
Brunsbüttel	83.5%	81.3%	100.0%	81.3%
Trinidad	77.8%	—	95.4%	—

(1) The capacity utilization is indexed against the highest achieved production rate in the period considered.

(2) The Porsgrunn ammonia plant was in operation for only part of the year in 1999 because of revamping of the facility.

Having implemented measures to improve Hydro Agri's operating performance as part of the turnaround program, management expects improvements in productivity in the near future to be more moderate than those achieved in the 1999-2001 period.

Hydro Agri's low cost position is also partly a result of its access to low-cost natural gas. Hydro Agri's joint venture investments in ammonia and urea manufacturing in the Middle East (Qatar) and the Caribbean (Trinidad and Tobago) are based on the availability of low-cost natural gas in these areas. However, Hydro Agri has less than 50% interests in these entities. Accordingly, the benefits associated with this low-cost natural gas are not reflected in Hydro Agri's operating income, but instead appear in the income statement as part of the "Equity in net income of non-consolidated investees" line item, which affects EBITDA.

Capacity Reductions

The turnaround program also included capacity reductions. Western Europe, Hydro Agri's traditional home market, has experienced a downward trend in fertilizer consumption in recent years. Through the late 1990s, the Western European nitrate market was characterized by production over-capacity (estimated to have been between 2.5 and 3.0 million tonnes, roughly 20% of total nitrate capacity). For Hydro Agri and other producers of nitrate fertilizer, this meant low product prices and increasingly severe pressure on margins, as well as reduced capacity utilization at nitrate fertilizer production plants. In response to these unfavorable market conditions, Hydro Agri announced in late 1999 its decision to reduce its nitrate fertilizer production capacity in Europe by approximately 1 million tonnes. Other European producers of nitrate fertilizer implemented capacity reductions of their own. Plant closures in 2000 resulted in an overall reduction in European production capacity of approximately 2.5 million tonnes. Additional capacity was closed in 2001 and 2002. Over the same time period, individual Western European producers of complex fertilizers determined to effect reductions in their production capacity of complex fertilizers (NPK). Hydro Agri's management believes that plant closures have contributed to an improved balance between supply and demand in the European nitrate and NPK fertilizer markets, an increase in capacity utilization rates and improved margins. Hydro Agri's management believes that the supply and demand balance for nitrogen-based fertilizers should benefit from the limited capacity additions anticipated prior to 2005, implying that plant utilization rates should remain fairly high during this time. See "Overview of the Fertilizer Industry - Pricing of Fertilizer Products" for a discussion of other views by industry sources.

In addition to the capacity reductions (consisting of the closure or sale of 11 production units) the turnaround program involved Hydro Agri's closure of 12 market organizations and sale of more than 25 businesses considered non-core.

Global Downstream Market Presence

Hydro Agri has built a global marketing network and distribution system, consisting of sales offices, chartered dry bulk ships, bulk blending plants, terminals and bagging operations. Hydro Agri has a presence in approximately 17 countries in Europe and 27 countries outside of Europe. As a result, Hydro Agri has a local presence on five continents and sales in approximately 120 countries. Although Hydro Agri's market position in any single market is not unique in its industry, its global presence, built and expanded upon over a period of approximately 30 years, combined with the skills, competencies and cultural understanding of its personnel, constitutes a significant differentiating factor.

Hydro Agri's global market presence provides several benefits, each of which helps to mitigate the effects of the industry's cyclicality and strengthen its competitive position:

- It reduces Hydro Agri's exposure to adverse market conditions that may exist in a particular region by allowing it to shift products to regions (or portions of regions) with more favorable market conditions. Supply/demand shifts are often specific to one region. Hydro Agri's infrastructure in planning, product supply through manufacturing and purchasing, logistics, storage and distribution, makes it possible to benefit from the time lag associated with changes in market conditions in any one region by shifting product between or among regions.
- It enables arbitrage opportunities between or among product markets (e.g., shifting from a more differentiated product to a commodity product at certain times).
- It mitigates the seasonality inherent in the fertilizer business, as production can be directed to regions with different peak periods of fertilizer application.
- It enables Hydro Agri to take advantage of opportunities such as currently exist with the differential between the lower cost of natural gas sourced from Hydro Agri's operations in Trinidad and Tobago and the relatively high cost of natural gas prevailing in the United States.
- It positions Hydro Agri to more readily increase its sales volumes in regions of the world experiencing higher rates of growth in fertilizer consumption, such as Asia and Latin America.

Increased Emphasis on Higher Margin Specialty Fertilizers

Hydro Agri is a leading producer of calcium nitrate, which is produced as a co-product from Hydro Agri's nitro-phosphate production process. In 2001, Hydro Agri entered into a global sales and marketing agreement with Sociedad Quimica y Minera de Chile ("SQM"), a Chilean specialty fertilizer and industrial chemicals company. The relationship with SQM, the world leader in the production of potassium nitrate, has enhanced Hydro Agri's position within the market for specialty fertilizers.

Production and Sale of Products for Industrial Applications

Hydro Agri's nitrogen fertilizer manufacturing processes provide access to a wide range of nitrogen chemicals that are used as raw materials for a variety of industrial processes. These products range from ammonia, nitric acid and other intermediates to customized variants of finished fertilizer products such as technical ammonium nitrate, which is used in the manufacture of industrial explosives. Some ammonia production processes involve the production of air gases such as oxygen, nitrogen and argon, in addition to carbon dioxide. These are the core products of the industrial gas industry.

With the production infrastructure in place, Hydro Agri has developed significant market positions for nitrogen chemicals in the areas surrounding its nitrogen manufacturing plants. Hydro Agri has also invested in the development of industrial gas markets, especially in Scandinavia, and in the development of a significant carbon dioxide position in the North Sea basin and in selected other European countries. Hydro Agri has a leading position in the global merchant market for technical ammonium nitrate for the manufacture of industrial explosives, in addition to being a supplier to local explosives companies.

The different characteristics of the industrial market, notably the more even off-take of product throughout the year, and the opportunity to customize to a larger degree than for most plant nutrition products, contribute to relatively stable revenues and profits. In some product segments, Hydro Agri's research and development efforts have resulted in notable market advances over time.

Strategy

As discussed in Part II of this Information Memorandum, the separation of Hydro Agri is motivated by, among other things, Hydro's wish to allow Hydro Agri to have greater flexibility to further develop its business model.

Continued Focus on Productivity Improvement and Fixed Cost Reduction

Maintain and Improve Low Cost Base and High Capacity Utilization

Through its turnaround program, Hydro Agri has achieved a favorable cost position. Hydro Agri has taken, and intends to continue to take, positive action to counterbalance cyclicality. Nevertheless, Hydro Agri's business in general and its Upstream segment in particular is likely to continue to be exposed to the cyclical nature of the fertilizer industry, due to fluctuations in commodity prices (e.g., natural gas, ammonia and urea). Therefore, Hydro Agri sees cost competitiveness as a key success factor in order to ensure a sustainable business. Accordingly, Hydro Agri will continue to focus its efforts on maintaining and further improving its favorable cost position. This includes efforts to decrease fixed costs and at the same time to improve operational procedures and methods so as to increase production capability.

Improve Capital Efficiency

The seasonality of consumption of fertilizers combined with the often great distance between the producer and the point of sale and consumption make logistics and working capital control more important in the fertilizer industry than in many other industries. Through its turnaround program Hydro Agri has been able to make significant progress in optimizing working capital management, and working capital management will continue to be a focus for the company going forward.

Capitalize on Strong Global Platform and Leading Positions in Core Business Areas

Further Expand Downstream Presence

One of Hydro Agri's principal competitive advantages is the global marketing presence of its Downstream segment. Hydro Agri intends to continue to leverage its extensive marketing and distribution network, its complete product range, and its strong purchasing power. Third-party sourcing reduces the need for heavy investment in new plants and equipment to support growth.

Hydro Agri intends to assess the possibility of gaining access to increased ammonia volumes from locations considered well-placed to serve demand in growth markets for mineral fertilizer, and extending its position in the large North American market, where high domestic natural gas prices are currently weakening domestic producers.

Improve Market Position

Hydro Agri's management expects that Hydro Agri's dedication to the key account customers of its global marketing and sales organizations, its well-maintained production facilities and its global competence will create a basis for increasing its market share. For example, based on annual levels of consumption, nitrate is the most important fertilizer in Europe. Hydro Agri is the leader in Europe, both in sales and production volumes, of nitrates. Hydro Agri also enjoys a production cost advantage over the European nitrate industry. While the European fertilizer market is mature, Hydro Agri's

management is of the view that it has established a good basis to further develop its European market share. Many of Hydro Agri's competitors are parts of larger corporate entities that do not view the fertilizer industry as a core activity. Since consolidation is ongoing in the distribution chain for fertilizers, Hydro Agri's key account customer relationships may position Hydro Agri well for access to customers across a broader part of the value chain. Hydro Agri has also successfully developed its business in markets where the potential for growth is higher, such as South America. For example, through the acquisition of Trevo in Brazil and following a successful turnaround of that business, Trevo has been able to double its market share in that country. As a result, Hydro Agri has become one of the leading fertilizer producers in the region.

Actively Participate in Industry Consolidation

As an independent company, Hydro Agri will have improved ability to take part actively in industry consolidation. Hydro Agri intends to evaluate potential strategic acquisition opportunities on a case-by-case basis with the aim to strengthen its market presence and distribution network. Hydro Agri's management continuously reviews acquisition opportunities, but there are currently no specific plans to make any material acquisitions.

Develop Differentiated Products

Hydro Agri intends to continue to develop its differentiated products and services both for plant nutrition (e.g., specialty fertilizers and nitrophosphate–based complex fertilizer products) and industrial use (industrial gases, carbon dioxide and nitrogen chemicals). Differentiated products require additional competencies in product application and marketing. Hydro Agri's production capacity and production processes (in particular, its co-production of calcium nitrate through the nitrophosphate production process), combined with its global downstream presence, provide a foundation for the development of further differentiated plant nutrition applications. This will allow Hydro Agri to improve the overall margin of the business as well as enhance its ability to counterbalance the cyclicality of the fertilizer industry.

Selective Capital Expenditures

Successful further development of Hydro Agri's market positions in its Downstream and Industrial segments will depend on continued availability of stable and competitively priced products. Over the past years, Hydro Agri has developed its market position with limited investment in manufacturing capacity. In the future, however, Hydro Agri may participate in the development of additional fertilizer capacity. The decision in October 2001 to participate in the Qafco-4 ammonia and urea project (see the discussion under "Upstream – Production Facilities") is an example of this strategy. The decision was based on the combined effects of a long-standing history of cooperation with the joint venture partner, the infrastructure established in Qafco (three ammonia plants and three urea plants in operation) and the favorable location close to natural gas resources and growth markets.

Attract, Retain and Develop Highly Qualified Personnel

Hydro Agri aims to utilize the full breadth and depth of talent that it already possesses. To achieve this, Hydro Agri will establish clear and decisive management processes that include:

- a uniform, transparent, global reporting system and clear decision-making processes for managers;
- clear personnel management processes that appropriately identify, recognize, develop and reward the company's best talents;
- local empowerment of management with clear accountability and success criteria; and
- performance-driven employee compensation.

Hydro Agri's Operating Segments

Hydro Agri's business is divided into three operating segments: Upstream, Downstream and Industrial.

The Upstream segment is based on Hydro Agri's worldwide ammonia and urea production, including the global trade and shipping of ammonia, as well as nitrate and complex fertilizer production co-located with ammonia production and serving both domestic and international markets. Virtually all of Hydro Agri's ammonia and urea production capacity is in the Upstream segment. In terms of assets, the Upstream segment consists of:

- Hydro Agri's global production units at Porsgrunn (in Norway), Sluiskil (in the Netherlands), Brunsbüttel (in Germany), Le Havre (in France), Ferrara (in Italy) and Point Lisas (in Trinidad and Tobago);
- joint venture production facilities in Trinidad and Tobago (from which Hydro Agri sources ammonia) and in Qatar (from which Hydro Agri sources urea); and
- Hydro Agri's ATS unit, which includes a fleet of owned and chartered ships with an aggregate capacity of approximately 250,000 tonnes and total maritime storage capacity (export and import) of approximately 500,000 tonnes.

In 2002, the Upstream segment's operations generated operating revenues of approximately NOK 11.1 billion.

The Downstream segment consists of Hydro Agri's sales and marketing units, but also includes Hydro Agri's European production facilities that primarily supply their regional home markets, as well as Hydro Agri's fertilizer plants in South Africa (Potchefstroem) and Brazil (Rio Grande), each of which produces NPK for its home market. The Downstream segment's global planning unit optimizes the sourcing of products from Hydro Agri's production facilities, joint ventures in which Hydro Agri has an interest and third parties. The Downstream segment also optimizes the sale and distribution of such products through its global marketing network. In 2002, the Downstream segment's operations generated operating revenues of approximately NOK 26.7 billion.

The Industrial segment markets numerous industrial products mainly originating from Hydro Agri's fertilizer operations, with certain of such products being intermediates in the production of fertilizers. Several of Hydro Agri's fertilizer production plants in Europe supply industrial products. This improves production economics and logistics and provides a source of stable revenues and profits. In 2002, the Industrial segment's operations generated operating revenues of approximately NOK 4.4 billion.

The table below sets forth Hydro Agri's operating revenues and the approximate percentage of such revenues accounted for by each operating segment in the 2000-2002 period:

	Year ended December 31,					
	2002		2001		2000	
Segment	Operating Revenues (in NOK billions)	%	Operating Revenues (in NOK billions)	%	Operating Revenues (in NOK billions)	%
Upstream	11.1	33	13.3	35	12.5	34
Downstream	26.7	80	29.4	79	28.7	78
Industrial	4.4	13	4.9	13	4.8	13
Other and eliminations (1)(2)	(8.7)	(26)	(10.1)	(27)	(9.4)	(25)
Total	33.5	100%	37.5	100%	36.6	100%

(1) Approximately NOK 8.9 billion, NOK 10.7 billion and NOK 9.8 billion of internal revenue has been eliminated in 2002, 2001 and 2000, respectively, reflecting sales between the segments. For each of these years, the distribution of these inter-segment revenues was approximately 90% (Upstream), 9% (Downstream) and 1% (Industrial).

(2) External operating revenues generated by minor, non-core activities classified in the table above as "Other and eliminations" were approximately NOK 0.2 billion, NOK 0.6 billion and NOK 0.4 billion in 2002, 2001, and 2000, respectively.

The table below provides a geographic breakdown of 2002 sales volumes of fertilizer products and associated nitrogen chemicals.

Continent	2002 Consolidated Sales Volumes[1] (in millions of tonnes)
Europe	11.4
Latin America	3.3
Asia/Oceania	3.4
Africa	2.2
North America	2.2
Total	22.5

(1) After elimination of intersegment sales volumes. ATS's ammonia sales are not included.

Sales in Europe were mainly sourced from the Upstream segment's production facilities (approximately 4.0 million tonnes, of which 85% consisted of nitrates, NPK and urea) and the Downstream segment's production facilities (approximately 4.7 million tonnes, of which 90% consisted of nitrates, NPK and UAN). Approximately 18% of sales volumes outside of Europe were sourced from the Upstream segment's production facilities in Europe.

The table below provides a more detailed breakdown of sales volumes of fertilizer products, identifying the source of product, for the periods indicated:

	2002		2001		2000	
Sources of Products [1][2]	(in millions of tonnes)	(%)	(in millions of tonnes)	(%)	(in millions of tonnes)	(%)
Produced by Upstream	6.6	45	6.4	44	6.8	44
Produced by Downstream [3]	7.8	53	8.0	55	8.5	55
Produced by Industrial	0.2	2	0.2	1	0.2	1
Produced by Hydro Agri	14.6	100	14.6	100	15.5	100
Purchased for resale	7.9	—	6.7	—	7.4	—
Total Products Sold	22.5	—	21.3	—	22.9	—
External sales volumes						
Upstream	0.1	0	0.1	0	0.3	0
Downstream	20.7	92	19.6	92	20.9	92
Industrial	1.7	8	1.6	8	1.7	8
Total Products sold	22.5	100	21.3	100	22.9	100

(1) Fertilizers and associated nitrogen chemicals.

(2) Volumes of ammonia purchased and sold internally and externally by the ATS unit are not included in the above figures.

(3) Includes chemically manufactured fertilizer products and bulk blends.

The Downstream segment markets all of the Upstream segment's production of finished fertilizer products. Approximately 30% of the Upstream segment's operating revenues are derived from external sales, predominantly merchant ammonia. The balance consists of sales of ammonia and fertilizer products to the Downstream and Industrial segments (the vast majority of which are to Downstream). In the case of both intermediate and finished products, the product transfer price between the Upstream segment and the Downstream or Industrial segments is tied either to market prices, less an agreed-upon margin, or to the cash costs of production, plus an agreed-upon margin. The transfer pricing mechanism follows generally accepted arm's-length principles as set forth by OECD transfer pricing guidelines for multinational enterprises. Less than 50% of the products sold by the Downstream segment are purchased from the Upstream segment. Accordingly, except for NPK products, external market price references exist for verification of market prices in determining the inter-segment transfer price.

UPSTREAM

As noted above, Hydro Agri's Upstream segment is based on Hydro Agri's worldwide ammonia and urea production, including the global trade and shipping of ammonia. All ammonia and urea production capacity is included in the Upstream segment, except for one small ammonia plant in France (Pardies) that is used purely for industrial products, and is included in the Industrial segment, and a small plant in Italy (Terni) which is included in the Downstream Segment. Upstream also includes nitrate and complex fertilizer production, which is co-located with ammonia production at the global production plants.

Production

The table below sets forth the Upstream segment's approximate production volumes of intermediates and chemically manufactured finished fertilizer products in 2002 produced at Hydro Agri's wholly owned plants, and Hydro Agri's share of the production volumes produced at the plant facilities of entities in which Hydro Agri has an equity interest (described more fully below under "Production Facilities") that are included in the Upstream segment:

	Intermediates (in millions of tonnes)	Finished Products (in millions of tonnes)				
	Ammonia	Urea	Nitrates	NPK	CN[1]	UAN
Own Plants	3.8	1.6	1.7	1.8	0.9	0.3
Equity Interest [2]	0.9	0.4	—	—	—	—
Total	4.7	2.0	1.7	1.8	0.9	0.3

(1) Consists of 0.6 million tonnes of solid and 0.3 million tonnes of liquid products.

(2) Volumes reflect Hydro Agri's percentage ownership in Qafco and Tringen.

Production Facilities

The table below provides the approximate annual production capacities, by product, of each of the wholly owned plants within the Upstream segment.

	Annual Production Capacity (in millions of tonnes)				
Site	Ammonia	Urea	Nitrates	NPK	CN Solids
Sluiskil	1.7	0.7	1.7	—	—
Brunsbüttel	0.7	0.5	—	—	—
Porsgrunn	0.5	—	—	1.8	0.6
Le Havre	0.4	0.2[1]	—	—	—
Ferrara	0.4	0.4	—	—	—
Point Lisas	0.3	—	—	—	—
Total	4.1	1.8	1.7	1.8	0.6

(1) Hydro has a 47.85% interest in the Le Havre urea plant.

The table below provides the approximate annual production capacities, by product, of each of the plants within the Upstream segment in which Hydro Agri has an equity interest, with volumes indicating Hydro Agri's proportional volumes.

	Finished products (chemically manufactured) (in millions of tonnes)				
Site	Ammonia	Urea	Nitrates	NPK	CN Solids
Tringen	0.5	—	—	—	—
Qafco [1]	0.4	0.4	—	—	—
Total	0.9	0.4	—	—	—

(1) After the start-up of the Qafco-4 plants, the volumes will change to 0.5 and 0.7 million tonnes for ammonia and urea, respectively.

The following is a brief description of Hydro Agri Upstream's global production facilities and production units in which Hydro Agri has an equity interest.

Porsgrunn (Norway)

Porsgrunn's wholly owned facilities are fully integrated for nitrogen-based products (i.e., production of ammonia, nitric acid and finished products), and has Hydro Agri's and Europe's largest installed production capacity for NPK fertilizers. The Porsgrunn facilities produce a wide range of product grades to optimize crop fertilization in various climates and soil conditions. Approximately half of the volumes produced are sold overseas, mainly in Asia. The balance is sold in various countries in Europe.

Sluiskil (Holland)

The wholly owned Sluiskil site has Hydro Agri's (and Europe's) largest-installed ammonia and nitrate fertilizer capacities. The site is favorably located from a logistical perspective on the Ghent-Terneuzen canal, a major waterway opening to the North Sea and connecting to European waterways. A connection to the European gas grid enables flexibility in sourcing natural gas from various parties selling gas through the grid. Electricity, another key input, is generated on site. Approximately 70% of ammonia production on site is consumed in the production of finished fertilizer products; the balance is purchased by Hydro Agri's ATS unit for resale to Hydro Agri's Downstream segment or to third parties. The majority of the finished product volumes are sold internally to the Downstream segment for ultimate sale in European markets, but significant volumes are sold overseas, mainly in the Americas.

Brunsbüttel (Germany)

Brunsbüttel is a wholly owned plant located on the west coast of Schleswig-Holstein, Germany, at the point where the Kiel canal and the river Elbe meet the North Sea, thus providing direct access to both the North Sea and the Baltic Sea. The site has one ammonia and one urea plant. The ammonia plant is atypical within Hydro Agri's production portfolio in that it is designed to use heavy fuel oil residues as feedstock, rather than natural gas. Prices for these grades of oil refinery residues, which have limited applications, follow a different pattern than that of natural gas. As a result, Brunsbüttel's operations mitigate the margin impact associated with rising natural gas prices that affect the other ammonia units. The urea is sold by the Downstream segment in Europe and overseas, mainly in the Americas. Approximately half of the ammonia is used for urea production, whereas the other half is purchased by the ATS unit and primarily sold to the Downstream segment's processing plants in Europe.

Le Havre (France)

The Le Havre site consists of one ammonia and one urea plant. Hydro Agri's 47.85% interest in the urea plant is through a joint venture with Grande Paroisse of France, a subsidiary of the Total group. Hydro Agri operates the site. Urea is produced on a tolling basis for the joint venture owners.

Ferrara (Italy)

The wholly owned Ferrara site is located in Northern Italy, close to the Po River. It consists of one ammonia plant and one urea plant. The urea is sold to the Downstream segment, predominantly in Italy. Part of the ammonia is sold to the Downstream segment's Ravenna plant and delivered via pipeline.

Point Lisas (Trinidad and Tobago)

The wholly owned Point Lisas ammonia plant in Trinidad and Tobago is co-located with the two plants managed by Hydro Agri described in the next section.

Tringen (Trinidad and Tobago)

In Trinidad and Tobago, Hydro Agri has a 49% ownership interest in Trinidad Nitrogen Co., Ltd. (Tringen), a joint venture with National Enterprises Ltd., an entity controlled by the Government of Trinidad and Tobago. Hydro Agri operates and manages the two ammonia plants owned by Tringen. The older of the two plants, Tringen I, was commissioned in 1977 and revamped in 1996. The second plant, Tringen II, was commissioned in 1987. Hydro Agri has a sales agency agreement to market all the ammonia produced by one plant. Hydro Agri previously had both an agreement to purchase a fixed quantity of the ammonia produced by the other plant and an agreement to market the remainder on an agency basis. The agreement to purchase a certain amount has expired and an agreement in principal has been reached to market all the ammonia produced by both plants on an agency basis. Trinidad and Tobago serves as an important strategic location for exports to the United States.

Natural gas for the joint operation of the two Tringen plants, and the fully owned Hydro Agri Trinidad ammonia plant in Trinidad and Tobago, is purchased from the Natural Gas Company of Trinidad & Tobago ("NGC"), which is wholly owned by the Government of Trinidad and Tobago. The gas is supplied under long-term contracts that were entered into when the plants were built. These agreements expire on December 31, 2003, and NGC has given notice that these agreements will not be renewed on the same terms and conditions. NGC has indicated that it will seek to increase the price for natural gas in connection with any new agreements and discussions with NGC have commenced with respect to the extension of the existing agreement or entering into new agreements. In the event that agreements are not in place when the existing agreements terminate, Hydro Agri's management considers it likely that NGC will continue to supply natural gas in order to maintain operations at the facilities, although it is not known under what terms and conditions such continued supply would take place. Accordingly, historical results from the operation of the Trinidad and Tobago-based plants will not necessarily be indicative of the results that will be experienced after January 1, 2004.

Qafco (Qatar)

In Qatar, Hydro Agri has a 25% stake in Qatar Fertiliser Company (Qafco); the remaining 75% is owned by Industries of Qatar, a Qatari joint stock company ultimately controlled by the Qatari government. Hydro became a joint venture partner in 1969 and has marketed urea and ammonia from Qafco since production commenced in 1973. Until 1984, Hydro or subsidiary companies of Hydro provided general management assistance; Hydro Agri continues to provide technical and advisory support to Qafco, and Norsk Hydro Produksjon a.s provides management support relating to the construction of Qafco-4. In 2001, Hydro Agri entered into an agreement for marketing and off-take of urea. The agreement is effective from January 1, 2002. For a ten-year term, which commences on successful performance testing of Qafco-4 (expected to occur in the second half of 2004), Qafco has agreed to increase the minimum volume of urea available to Hydro Agri. Hydro Agri has exclusive marketing rights for a defined territory.

Currently the Qafco production complex, which is located at an industrial site in Messaied, Qatar, comprises three completely integrated production "trains" (an industry term used to describe processing units, in this case ammonia and urea plants, that work in series): Qafco-1, Qafco-2 and Qafco-3, which commenced production in 1973, 1979 and 1997, respectively. Each train is made up of two units, one for the production of ammonia and the other for urea. Over the years, the existing Qafco plants have been modernized and regularly modified in line with industry developments. This steady growth in plant capacity has made Qafco the largest single fertilizer producer in the Middle East and placed Qatar among the leading exporters of ammonia and urea in the world.

In September 2001, Qafco's shareholders approved plans to construct Qafco-4, a new ammonia-urea production train expected to be in operation during the second half of 2004. The ongoing Qafco-4 expansion is designed to have an annual capacity of approximately 0.7 million tonnes of ammonia and 1.1 million tonnes of urea. When production from Qafco-4 commences, annual total production is set to increase to 2 million tonnes of ammonia and 2.8 million tonnes of urea, which is expected to cement Qafco's status as the largest single site producer of urea in the world at that time.

Ammonia Trade and Shipping

Hydro Agri's ATS unit is engaged in the trading, maritime storage and shipping of ammonia. The large-scale ammonia storage facilities at the Upstream segment's production plants are key assets to ATS's activity. Access to ample shipping and maritime storage capacity in deep sea ports, in combination with large-scale downstream upgrading of ammonia to fertilizer products, provides opportunities to maximize the value of ammonia through a global handling system.

The chart below depicts the total volume of ammonia (4.1 million tonnes) that flowed through ATS in 2002, as well the sources and uses of those volumes. The chart also reflects the roughly 2.4 million tonnes that are consumed by the Upstream segment at the same sites where they are produced. As reflected in the chart, ATS purchases 1.1 million tonnes from the Upstream production facilities and sells 1.2 million tonnes of ammonia to the Downstream segment for use in the Downstream segment's production.



External sourcing 1.7 million tonnes
Production Trinidad 0.3 million tonnes
Purchases and commission volume Trinidad 1.0 million tonnes
Upstream segment's production Europe 3.5 million tonnes
Delivered from Upstream to ATS 1.1 million tonnes
ATS 4.1 million tonnes
Consumed by Upstream segment at site of production 2.4 million tonnes
Sales to third parties 2.9 million tonnes
Delivery to Downstream segment 1.2 million tonnes
Total use in manufacturing 3.6 million tonnes

The ammonia production from the Terni and Pardies ammonia plants are not included in the table because these plants are located in landlocked areas and thus are not part of ATS's operations.

Hydro Agri's extensive shipping and logistical network for ammonia enables it to process and sell large amounts of ammonia, and includes a total of approximately 500,000 tonnes of ammonia maritime storage capacity at deep-sea port facilities.

DOWNSTREAM

As noted above, the Downstream segment consists of Hydro Agri's sales and marketing units, which provide Hydro Agri with a presence (including sales offices, chartered dry bulk ships, bulk blending plants, terminals and bagging operations) in approximately 17 countries in Europe and 27 countries outside of Europe and sales in approximately 120 countries. Because of its relatively lower investment in chemical manufacturing capacity, the Downstream segment and, in particular, its operations outside of Europe, are relatively more focused on distribution margins and operating capital management than on manufacturing margins.

The Downstream segment includes Hydro Agri's European production facilities that primarily serve the regions in which they are located, as well as Hydro Agri's fertilizer plants in each of South Africa (Kynoch) and Brazil (Trevo) that produce NPK for their respective home markets. As of December 31, 2002, the Downstream segment's total production capacity represented approximately 45% of Hydro Agri's overall chemical production capacity for fertilizer products.

In 2002, the Downstream segment's operations generated operating revenues of approximately NOK 26.7 billion. The table below provides a breakdown of the approximate sales volumes in 2002 by the principal product groups:

Product Group	2002 Sales Volumes (in millions of tonnes)	Approximate % of 2002 Sales Volumes
NPK	6.7	32%
Nitrates	4.8	23%
CN	1.0	5%
Urea	3.7	18%
UAN	1.1	5%
All other products	3.4	17%
Total	20.7	100%

Sales and Marketing of Products

The Downstream segment's global planning unit optimizes both the sourcing of products from each of Hydro Agri's production facilities, the joint ventures in which Hydro Agri has an interest and third parties, and the sale and distribution of such products through its global marketing network. The unit supervises, on a continuous basis, the flow of raw materials, the volume and type of production, and product allocations. It also organizes international logistical services and defines the volume positions that Hydro Agri should take. The work is performed on the basis of information provided by the business units across the world. The global planning unit, in turn, shares the aggregate information with the business units. This creates a shared view of market conditions, based on current local, regional and global market intelligence. This is critical to ensure smooth operations and good risk management, as the global planning unit's performance has a significant influence on the cash flows of each of the business units that comprise Hydro Agri.

The Downstream segment's customers include distributors, co-operatives, retailers, and to a much smaller extent, farmers. Approximately 60% of Downstream's sales volumes are sold to key account customers. No single customer accounts for more than 3% of Hydro Agri's revenues.

Production Facilities

The table below provides a listing of production facilities in the Downstream segment, and the annual finished product capacities (in millions of tonnes) of these plants.

Site	Country	Annual Production Capacity (in millions of tonnes)			
		Ammonia	Nitrates	NPK	CN Solids
Glomfjord	Norway	—	—	—	0.2
Köping	Sweden	—	0.3	0.5	—
Montoir	France	—	0.2	0.2	—
Ambès	France	—	0.5	0.4	—
Rostock	Germany	—	1.3	—	—
Ravenna	Italy	—	0.4	0.3	—
Terni	Italy	0.1	—	—	0.1
Rio Grande	Brazil	—	—	0.5	—
Potchefstroem	South Africa	—	—	0.2	—
Total		0.1	2.7	2.1	0.3

By virtue of the technologies employed and the co-product nature of some products, the capacities listed above can in some instances be shifted between product groups. In some combinations, bottlenecks will limit production to a lower volume than the sum of the product groups shown above, and capacity will vary with product specification in the NPK plants. For example, at Glomfjord, variation in NPK specifications and production rates will lead to variation in CN production. At Montoir, CAN may be produced in the NPK plant. At Rostock, an increase in UAN production will eventually limit CAN production. For this reason, total capacity per facility is variable.

INDUSTRIAL

The Industrial segment markets numerous industrial products, mainly originating from Hydro Agri's Upstream and Downstream fertilizer operations, with certain products being intermediates in the production of fertilizers. Several of Hydro Agri's fertilizer production plants in Europe supply industrial products. This improves production economics and logistics and provides an alternative source of revenues and profits. In 2002, the Industrial segment's operations accounted for approximately NOK 4.4 billion in operating revenues.

Products

The segment's main products are a variety of industrial gases and nitrogen chemicals. These products are used primarily for the following purposes:

- food care, including cooling, freezing and protective atmospheres for processing and transport;
- food additives, including carbon dioxide (CO_2) for sparkling soft drinks and beer;
- animal care, including products that create a controlled atmosphere for poultry and pig stunning;
- environmental applications, including waste water treatment and reductions of nitrous oxide (NO_x) emissions;
- manufacturing, including welding and cutting gases;
- nitrate products for civil explosives, primarily for the mining and construction industries; and
- industrial nitrogen chemicals as intermediates in chemical processes.

Products are supplied in dry, liquid or compressed form, often with dedicated transport equipment. The Industrial segment also provides service and installations at customer sites, improving the efficiency of customers' production processes and facilitating safer and more environmentally sound handling.

The most important product groups for the Industrial segment, and their respective approximate portions of the segment's operating revenues, are industrial gases and carbon dioxide or CO_2 (36%), industrial nitrogen products (including technical ammonium nitrate) (51%) and environmental products (including Nutriox® and Reduktan®) (13%).

Industrial Gases

The main gas products include carbon dioxide (CO_2), the air gases, nitrogen, oxygen and argon, and hydrocarbons such as acetylene and propane. Nitrogen functions as an inert gas in process and metallurgical applications. Oxygen is used in combustion processes (for example, in metallurgical processes), as well as in processes for improved growth in fish farming or biological water treatment processes.

The Industrial segment's European gas business is focused on CO_2 and related products and applications. The main applications of CO_2 are for use in the production of soft drinks and in the brewing sector, as well as for process cooling and freezing in the food sector. Hydro Agri is the largest producer and distributor of CO_2 in Europe. Hydro Agri's production facilities in Sluiskil and Porsgrunn have a combined production capacity exceeding 600,000 tonnes of liquid CO_2 per year. In addition, Hydro Agri contracts with external suppliers in the United Kingdom and continental Europe. Hydro Agri operates its own dedicated vessels for shipping CO_2 to distribution terminals in a number of countries around the North Sea basin.

Products are distributed by semi-trailer in bulk and cylinder for liquid and compressed gases, respectively, and can be used both for industrial purposes and medical applications, both in pure form and as a mixture of gases. Hydro Agri also supplies propane in convenient cylinders for leisure use.

Nitrogen Chemicals

The most important nitrogen chemicals for industrial use are ammonia, nitric acid and urea, which are, in turn, used as intermediates in chemical processes to produce a variety of specialty chemicals. Finished products include paints and packaging, glues, foam, medical products and feed additives. The nitrogen chemicals business is a local business due to logistical cost sensitivity. From most of Hydro Agri's European plants, industrial customers are supplied with dedicated supply modes under supply and operational contracts.

In the environmental sector, Hydro Agri has developed Reduktan®, which is used for the reduction of nitrous oxides (often termed NO_x) emissions from power plants, waste incinerators and ferries, by reaction with nitrogen chemicals into pure nitrogen and water. Nutriox®, a calcium nitrate application, is used for preventing formation of toxic gas (H_2S) in sewage. The Nutriox purification technology is well-established in Europe and in North America, as reflected by its usage at approximately 5,000 sites in these regions and sales of approximately 160,000 tonnes of this product in 2002.

Hydro Agri is a global leader in technical nitrates used for civil explosives, primarily by the mining and construction industries. This is a global business, characterized by partnerships or supply arrangements with other major industry players as well as local alliances. There are a limited number of customers for technical nitrates. Value is added to Hydro Agri's product offerings through the performance of services in connection with the handling and storage of products according to applicable health, safety and environmental regulations. Total production capacity of technical grade ammonium nitrate from Hydro Agri's plants in Köping, Rostock and Pardies amounts to 370,000 tonnes per year.

Customers

Hydro Agri's Industrial segment has a diversified customer base consisting of more than 30,000 customers, and a comprehensive dealer network for gas cylinders. The segment works closely with its customers to develop new products and improvements to customers' process efficiency and to achieve just-in-time deliveries. Application development is mainly based on product and process knowledge within the Hydro Agri organization, but also through Hydro Agri's research and development competencies.

Competition

Hydro Agri's Industrial segment competes in each of its product segments with large international chemical or industrial gas companies. Competition is generally based on product and application development, technical and safety support, cost-efficient production and logistical considerations. Most products are sold to industrial customers in Europe and are, therefore, sensitive to business cycles in Europe.

Quality Control

The Industrial segment has implemented Hazard Analysis Critical Control Points ("HACCP"), a quality control approach established by the World Health Organization and adopted by the European Commission.

Hydro Agri's Sourcing of Raw Materials

Natural Gas and Oil

Hydro Agri's annual consumption of natural gas, liquefied petroleum gas ("LPG") and heavy oil products for its wholly owned ammonia plants in Europe and Trinidad and Tobago amounts to approximately 145 million MMBTU, including 0.6 million tonnes of LPG for the Porsgrunn plant and 0.35 million tonnes of oil products for the Brunsbüttel plant. Hydro Agri purchases its natural gas and oil requirements from a limited number of external suppliers, mainly under contracts with multi-year terms with major suppliers.

At Sluiskil, Hydro Agri purchases its requirements through two contracts, one with Duke Energy Europe Northwest B.V. (which Hydro has recently entered into an agreement to acquire) that will expire in 2008 and one with Gasunie, the Dutch pipeline operator, which will expire in 2006. A Hydro Company provides logistics services for both the Duke and Gasunie contracts and is compensated for such services on an arm's-length basis, and is expected to continue to do so after the Demerger. Hydro Agri and a Hydro Company are in the process of seeking a transfer of the contract with Gasunie to the Hydro Company. If that occurs, the Hydro Company will provide Hydro Agri with the natural gas sourced under the Gasunie contract on a back-to-back basis.

Gasunie has recently provided notice of a substantial price increase and the parties are in negotiations regarding this proposed increase. As a result of the proposed price increase, Hydro Agri and the Hydro Company will have the right to reduce the off-take under the Gasunie contract or terminate the contract.

A Hydro Company and an Agri Company have recently entered into a cooperation agreement relating to both the Duke Energy and Gasunie contracts. See Part II of this Information Memorandum, "Demerger-Related Business Agreements between Hydro Companies and Agri Companies – Supply of Natural Gas."

Hydro Agri's other production facilities are connected to the national gas delivery grids and purchase supplies from the operators of such grids. Natural gas prices under these contracts are generally market-indexed and tied to the price of fuel oil. Changes in the price of fuel oil are reflected

in changes in the price of natural gas in Hydro Agri's financial statements, with approximately a four to five month lag. Small volumes of natural gas and oil are purchased on the spot market to meet peak requirements.

Dry Raw Materials

Hydro Agri uses phosphorus in the production of NPK. Hydro Agri consumes approximately 1.1 million tonnes of phosphate rock annually. Hydro Agri's current main supplier is a Russian-based producer of phosphate rock. The supplies are purchased under annual fixed price contracts and the contract for 2004 is expected to be concluded shortly.

Hydro Agri purchases about 1.8 million tonnes of potash salts (i.e., potassium chloride or potassium sulphate), for input into NPK production, fertilizer blends and trade. Hydro Agri's potash needs are supplied from a limited number of sources; the main supplier is a Russian-based company, which sources potash from mines in Russia and Belarus. Hydro Agri is currently negotiating a long-term agreement with this main supplier.

Intellectual Property and Trademarks

Production Technologies

Historically, Hydro Agri has focused on developing new and improved production technologies. In certain circumstances, where such technologies are of particular industry-wide interest, Hydro Agri has also licensed specific technologies to others with a view to enhancing revenues from the technology concerned and developing key partnership and marketing relationships. Revenues derived from the licensing of such technologies have, to date, been modest. Key technologies developed include proprietary technologies in the fields of nitric acid production, the nitro-phosphate production process, the fluid bed granulation process and Hydro Agri's general nitrate fertilizer coating and product quality expertise. Hydro Agri's nitric acid production technology (of which the latest example is its technology for reducing emissions of nitrous oxides) depends heavily on its related expertise in the field of catalyst use and development. As a result of this expertise, Hydro Agri has benefited from higher ammonia efficiency and lower catalyst consumption.

Hydro Agri's fluid bed technology is an efficient and compact method of producing fertilizer granules in large quantities. This technology has been used in improving Hydro Agri's own production processes and has also proven of interest from a licensing standpoint.

Hydro Agri has also developed considerable expertise and proprietary knowledge in the production and use of fertilizer coatings and general methods for enhancing product quality. These assist in, by way of two examples, improving product stability in different environments as well as reducing dust and product "caking."

Fertilizer Application Technology

In addition to the key marketing attributes implicit in the production of quality fertilizer products, Hydro Agri has benefited from application-focused research and development. A key aspect of this involves instructing the end-consumer of Hydro Agri products in the effective application of fertilizer to the chosen crop in terms of which specific fertilizers are applied, at which intervals and in which quantities. Key areas of focus are maximizing the benefit to the farmer in terms of quality yield when using given quantities of fertilizer while seeking to minimize any potential detrimental health, environmental and safety effects. To achieve this goal, Hydro Agri has, in addition to providing agronomic advice both in general and specific terms, designed and launched a number of products, including HydroPlan, the N-Tester and the N-Sensor, to assist farmers in determining the optimal timing and volume of fertilizer application.

HydroPlan is a computer program for farmers, advisors and distributors providing advice on the amount of fertilizer to be applied to a field for a certain crop.

Hydro Agri's N-Tester is a small, handheld device for measuring the nitrogen content in plants. It enables the grower to decide on the right rate and right timing of nitrogen fertilizer application. The N-Tester is currently in use in more than 30 countries.

The N-Sensor™ is an additional tool developed by Hydro Agri to assist farmers in applying the correct amount of fertilizer on large fields given that the nutrient demand of a crop often varies within such fields. Mounted on a spreader-tractor, the N-Sensor scans plants while the tractor traverses a field, using infrared light to measure the chlorophyll content of the plant. With that information, a computer calculates the amount of nitrogen the plants need to develop the high protein content of fully grown plants. The information is then fed to the spreader, which adjusts the application rate to that level. The greater precision in the application of fertilizer improves productivity for farmers and contributes to a cleaner environment.

Hydro Agri Branding and Logo

A key priority for Hydro Agri's management following the Demerger will be establishing Agri's identity and ensuring that its products are recognized. For a transition period, Agri will have the right to use the present "Hydro" name. The Viking ship logo will be assigned to Agri, so that Agri will have the right to use the logo in perpetuity. Hydro will, in general, have the right to continue to use the Viking ship logo for a limited period of time. In certain cases, Hydro will have the right to use the logo for a prolonged period of time.

Government Regulation

Environmental Matters

Hydro Agri's operations are subject to numerous environmental requirements under the laws and regulations of, among others, Norway, the European Union, the United States, Trinidad and Tobago, Brazil and South Africa. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, solid and hazardous waste management, product registration and composition, transportation of hazardous material and remediation for past activities. Many of these laws, regulations and permit requirements are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

Hydro Agri believes that it is currently in material compliance with applicable environmental laws and regulations governing emissions, discharges, waste management, registration and transportation, and that it is well-positioned to meet anticipated requirements under applicable environmental laws and regulations. Hydro Agri does not believe that such environmental laws and regulations have had, or will have, a material adverse effect on its business. However, the impact of new or changed laws or regulations or permit requirements, or changes in the ways that such laws or regulations are administered, interpreted or enforced cannot be predicted.

Hydro Agri has a number of facilities that have been operated for a period of years either by Hydro Agri or have been acquired by Hydro Agri after operation by other entities. Subsurface impacts to soil and groundwater are common to such sites and may require remediation under the laws of the various jurisdictions in which the facilities are located. Hydro Agri has attempted to identify such impacts where they are apparent and has initiated remediation or containment procedures in coordination with the appropriate authorities. Hydro Agri has reserved amounts that it believes should be sufficient to pay the costs of these remediations. Because of uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term. In addition, conditions, which could require future expenditures, may be determined to exist for various sites, including major production facilities and product storage terminals owned or operated by Hydro Agri. Therefore, actual costs could be materially greater than the amounts so reserved.

Integrated Pollution Prevention and Control

Under the EU Directive on Integrated Pollution Prevention and Control 96/61/FC, from October 2007, existing industrial installations will require national emission permits which will be based on

"best available techniques" ("BAT") for pollution prevention and control. The directive already applies to all new installations. The EU Commission is currently in the process of establishing BAT guidance documents applicable to the fertilizer industry. European fertilizer producers, including Hydro Agri, have combined their knowledge to define BAT and achievable emission limits for existing and new fertilizer production technologies. The industry assessment of BAT is currently being used to determine the Euro-BAT guidance documents. Hydro Agri's management believes that Hydro Agri's manufacturing operations are positioned to comply with the expected future emission requirements.

Climate Gases

EU Directive 2003/87 EC, issued on October 13, 2003, establishes a scheme for trading greenhouse gas emission allowances. The directive introduces mandatory trading of CO_2 emissions from combustion plants and certain specified industry sectors effective as of January 1, 2005. All climate gases are expected to be subject to the directive as of January 1, 2008. EU Member States' national authorities are currently establishing emission allowances. Chemical industries, such as the fertilizer industry, are not expected to become subject to the emission allowance system until 2008. Hydro Agri's management believes that Hydro Agri's manufacturing operations are positioned to meet the requirements, when applicable. Hydro-patented technology provides the potential for a significant reduction of climate gas emissions.

Nitrates

The regulatory structure relating to nitrates is set out principally in the EU Nitrates Directive 91/676/EEC, which includes the reduction of water pollution caused or induced by nitrates from agricultural sources, such as fertilizers. The Nitrates Directive has contributed to a reduction in the consumption of nitrate fertilizers since its introduction, and has had a negative effect on the previously projected growth of nitrogen fertilizer in the EU market. EU Member States recently implemented procedures in accordance with the EU Nitrates Directive that require reports of monitoring for nitrates in water and implementation of codes of practice to reduce water pollution from nitrogen compounds. These new procedures are expected to have little further effect on the EU market. Nitrates in water are also of concern in the United States, where a complex combination of national, regional and local laws regulate water quality. Reduction in permitted levels of nitrates in water runoff could affect the use of mineral fertilizers in regions with impaired water quality.

Cadmium

Extensive EU Directives regulate the presence of cadmium in drinking water, sewage sludge, waste and foodstuffs, as well as cadmium discharges into estuary, territorial and internal coastal waters. These directives have been implemented at the national level and require, among other things, each relevant national authority to ensure that companies do not discharge cadmium above certain specified maximum levels.

A draft proposal introducing an EU regulation containing rules governing cadmium content in fertilizers was proposed in July 2003 and amended in October 2003 after public consultation. If adopted, the regulation will affect phosphate rock mining companies outside the EU, businesses involved in the production and processing of fertilizers in the EU and elsewhere and the end-users of phosphate fertilizers in the EU. The proposal puts forth, five years after entry into force and to be reviewed five years thereafter, a maximum level of 60 mg of cadmium per kilogram of P_2O_5 for phosphatic fertilizers on the European market. Manufacturers of straight and compound phosphate fertilizers marketed in the European Community would be limited to annual average level of cadmium content of 40 mg per kilogram of P_2O_5 five years after entry into force of the regulation, to be reviewed five years thereafter. In addition, producers would be obligated to label their products that contain more than 20 mg cadmium per kilogram of P_2O_5. European fertilizer producers are contesting the proposed average cadmium content level and the labeling requirement on the basis that scientific evidence does not justify a lowering of the cadmium content of phosphate fertilizers.

Hydro Agri's management believes that, provided the level is set at 60 mg cadmium per kilogram of P_2O_5, the proposal will not have a major affect on the supply of phosphate rock to the European

fertilizer industry. Consequently, Hydro Agri believes that this part of the proposal, if adopted, most likely will not result in substantial increases in production costs and, in turn, the cost of phosphate fertilizer products to the farmer. Hydro Agri's main supply of phosphate rock is from mines with very low levels of cadmium (0-5 mg cadmium per kilogram of P_2O_5).

In the United States, the metal content in virgin material fertilizer is regulated at the state level. Some states, such as California and Washington, have set maximum limits for certain metals such as arsenic, cadmium, and lead. In some states, the maximum limits are to be reduced over time. Other states generally prohibit the inclusion of harmful or deleterious substances in amounts that could injure plants, animals, humans, soil, or water when applied in accordance with the label.

Safety and Security Issues

Manufacturing, Storage and Distribution of Ammonium Nitrate Products

In 2001, a serious explosion occurred at a nitrogen chemical factory in Toulouse, France, owned by one of Hydro Agri's competitors. Although the cause of the explosion has not yet been conclusively identified, the explosion has triggered the revision of EU regulations concerning the manufacture and storage of ammonium nitrate products. In the case of straight ammonium nitrate (AN), the existing EU specifications are directed, in particular, toward product safety. Relevant specifications cover granule or prill size, porosity, correct pH and low organic matter, chloride and copper contamination and detonability. These specifications will not be altered. However, for storage and handling, EU Directive 96/82/EC (which is concerned with the prevention of major accident hazards involving dangerous substances), has been revised to give further attention to the handling of waste materials containing ammonium nitrate. Hydro Agri's management believes Hydro Agri is in material compliance with the revised directive.

Security

United Nations' recommendations concerning the transportation of dangerous goods have been adopted by a variety of European governmental agencies with oversight over various modes of transport, including road, rail, inland waterways and sea transport. These initiatives have had the effect of heightening the awareness of security concerns and implementing stricter security controls. For Hydro Agri, these initiatives form part of the European fertilizer industry's product stewardship program.

The U.S. Department of Transportation has regulations governing the containers, placarding of vehicles, and the mode of transportation for certain fertilizers under its hazardous materials regulations. The Department of Transportation has also imposed various security regulations and additional regulations may be proposed. In addition, various proposals regarding the tightening of security measures at facilities that handle hazardous material are under consideration in the United States and additional requirements may be adopted in the near term. Hydro Agri's management does not currently anticipate that these requirements will have a material impact on Hydro Agri's facilities in the United States, but until the specific requirements are adopted, the compliance costs cannot be predicted.

Product and Marketing Regulations

Fertilizer Regulations

EU Regulation 2003/2003 relating to fertilizers, of October 13, 2003 recasts four directives on the composition, labeling, packaging and testing of fertilizers into one regulation in an attempt to simplify the regulatory regime. The regulation is aimed at mineral fertilizers produced for the European market. The new regulation reinforces, among other things, the requirements for the traceability and safety of products containing ammonium nitrate. All fertilizers containing more than 80% ammonium nitrate must satisfy a specified test of resistance to detonation. Hydro Agri's management does not anticipate any material changes to Hydro Agri's operations as a result of the adoption of this new regulation.

Classification and Labeling

EU legislation covers product classification, packaging and labeling, product liability and consumer protection. This legislation requires, among other things, that data must be included on package labels to ensure the user is provided with adequate information and that safety data sheets, containing information on product properties and health and ecotoxicolgical hazards, be provided. EU fertilizer manufacturers have published a set of model data sheets covering 13 fertilizer materials and products. Individual producers base their own data sheets on these models to avoid any conflict in the data provided.

In the United States, the states regulate product classification and labeling, and in many instances require the registration of products and the licensing of those who sell or distribute fertilizers. In addition, there may be specific requirements governing storage of product within the state. Accordingly, Hydro Agri could be subject to product liability claims, including for damage to property and injury to persons, under the laws of the various states.

Hydro Agri also manufactures and markets a range of industrial chemicals. The European Commission recently published a proposal for revising how chemicals are reviewed to assess the level of risk to health and the environment. The process, known as "Registration, Evaluation, and Authorisation of Chemicals" or "REACH," involves the submission of a dossier of information and a series of risk assessments based on how a chemical is used. REACH has not been finalized, but if it is finalized in a form similar to the current proposal compliance costs for Hydro Agri could be material. Hydro Agri's management anticipates that the European industry associations will share the data development costs. However, until REACH is finalized and data development implemented, the cost of compliance cannot be predicted.

Hydro Agri has recently implemented a global solution for product safety information, providing direct and easy-to-use information to customers as part of its focus on product stewardship.

EU Anti-Dumping Duties

The European Commission has imposed anti-dumping duties on imports of ammonium nitrate, potassium chloride, urea, and ammonium nitrate solutions from a number of countries in Eastern and Central Europe, as well as Russia. The duties are imposed essentially where the export price at which the product is sold on the EU market is lower than the price on the importer's home market and is shown to cause significant injury to E.U. producers. The Antidumping Regulation 384/96, as last amended by Regulation 1972/2002, provides the basic framework under which the Commission may begin an investigation of a company's imports and impose duties. The regulation specifies procedures for initiating and pursuing an investigation, including the establishment and treatment of the facts, the imposition of provisional measures, the imposition and collection of anti-dumping duties, the duration and review of anti-dumping measures and the public disclosure of information relating to anti-dumping investigations. Under the rules, anti-dumping measures will only be imposed if they are shown to be in the broader EU interest. Producers, importers, users and consumers are able to present their views. The EU Member States must be consulted and then the Commission may, within 60 days to nine months, impose provisional duties. Duties must not exceed the dumping margin (the difference between the price in the home market and the price charged in the EU market) and may last for six to nine months. Subsequently, when the Commission has completed its full investigation, it may, after further consultation with the Member States, impose definitive duties for up to five years.

The anti-dumping duties have limited foreign exports into the EU from the affected countries. Measures against Poland, Estonia and Lithuania will terminate when these countries join the EU in May 2004. The anti-dumping duties on ammonium nitrate, potassium chloride, urea and ammonium nitrate solutions range from 5-45% of the import price. The measures are scheduled to expire between 2005 and 2007; however, if the European fertilizer industry can demonstrate that competition from exporting countries continues to be on an unacceptable basis relative to EU law, the European Union could extend the duties for an additional period of time.

Reforms to the EU Common Agricultural Policy

The EU Common Agricultural Policy (CAP) provides for the form and size of subsidies paid to EU farmers for production and export of their produce. The EU, under internal budgetary pressure (especially in view of the May 2004 accession of ten countries to the EU), has developed a proposal to reform the CAP. That proposal was approved in the summer of 2003 by the EU Member States and is due to be implemented before year-end 2003.

The key element of the CAP reform is the decoupling of EU support payments from production, so that farmers will not be paid according to the quantity they produce. Instead, payment will be tied to farmers' meeting mandatory food quality, safety, environmental and animal welfare standards. Farmers will receive a single payment from the EU, although some products and some jurisdictions will be subject to transitional rules. EU Member States may yet choose to maintain a limited link between subsidy and production under well-defined conditions and clear limits. More financial assistance will be available to farmers for environmental, quality or animal welfare programs by reducing direct payments for bigger farms. However, there will be restraints on the total budget available for support payments. The reform may also have some impact on the methods of cultivation, which would pressure farmers to control more closely their use of fertilizer.

The de-linking of support payments from production is expected to intensify the impact of market forces on agricultural production, with farmers making business decisions independent of the subsidy systems. For producers of fertilizer, this could result in a reduction in demand due to the possible reduction of agricultural production, especially for certain crops such as cereals. Set-aside policies are also included in the reformed CAP that could contribute to increased withdrawal of cultivated land.

If CAP reform is implemented as expected, the various elements of reform will take effect in 2004 and 2005. Studies indicate that the effects of the reforms will be greatest in the first year of implementation. For example, cereal land allocation, which was expected to grow by 3.3% in 2004 and 2005 under the current CAP, is projected to remain static if the CAP reform is implemented.

The CAP reform will extend to the ten countries joining the EU. Therefore, if implemented, the CAP reform will affect agricultural production in these countries, as well. Farmers from new EU countries are expected to enjoy increased payments under the CAP, which could translate into more purchases of fertilizer.

Accession of Ten Countries to the EU; WTO Agricultural Negotiations

The enlargement of the EU and ongoing WTO negotiations are expected to bring about changes in global fertilizer markets in the years to come offering both challenges and opportunities to Hydro Agri. The accession of China and India to the WTO is expected to gradually open these countries to imports complementary to products produced within their borders. EU membership is expected to expose the East European fertilizer industry to a similar competitive climate to that of Western Europe, with greater emphasis on commercial issues and profitability. Existing anti-dumping measures aimed at protecting West European fertilizer producers against unfair competition are expected to be gradually dismantled as the industry in Eastern Europe is restructured. However, since market economics have not yet been achieved in all producing regions of Eastern Europe, it is expected that the EU will maintain some trade protection measures until unfair competition has been sufficiently addressed. The likely impact of the extension of the EU on Western European fertilizer producers is unclear, but it is expected that the new development will create new opportunities as well as some structural pressure on Western European agriculture.

China's Accession to the WTO

China made important commitments to reduce barriers to fertilizer imports as part of its agreement to accede to the WTO. However, there is significant concern that China has not fully

implemented its commitments. Further, there are reasons to believe that China continues to erect non-tariff barriers that impede imports of fertilizer into China. Industry participants have also raised concerns regarding the growth of Chinese fertilizer production. Generally, there appears to be little risk of Chinese exports flooding the EU market in the near term. However, Chinese exports could present substantial competition in the global market as Chinese companies continue to increase capacity and develop technologically.

Russia's Accession to the WTO

An important concern for EU and U.S. fertilizer interests is the low energy costs in Russia, which provide a significant competitive advantage for Russian fertilizer exports. The EU and the United States maintain that the Russian government sets an artificially low natural gas price for domestic industrial consumption. Thus, Russia produces low priced nitrogen fertilizers, over 80% of which are exported. Due to Russia's proximity to Western Europe, the EU is Russia's primary export market for fertilizer. The United States and the EU have raised concerns about Russia's energy policy and its effect on downstream industrial products in the context of Russia's WTO accession negotiations. To date, however, the Russian government has taken the position that a WTO concession is unnecessary in view of an expected rise in natural gas prices in Russia.

Permits and Regulatory Approvals

Many of Hydro Agri's operations and facilities are required by federal, state and local environmental laws in various countries to obtain and operate in compliance with a range of permits and regulatory approvals. Such permits and approvals typically have to be renewed or reissued periodically, and may be required to be reissued or amended as a result of the demerger. Hydro Agri may also become subject to new laws or regulations that require it to obtain new or additional permits or approvals, Hydro Agri believes that it is currently in material compliance with its existing permits and regulatory approvals. However, there can be no assurance that such permits or approvals will be issued in the ordinary course in the future. Further, the terms and conditions of future permits and approvals may be more stringent and may require increased expenditures on the part of Hydro Agri.

Employees

As of September 30, 2003, Hydro Agri employed 7,606 persons. Of these employees, 1,863 were in the Upstream segment; 4,184, in the Downstream segment; and 1,152, in the Industrial segment. The remaining 407 employees were employed in shared service and support functions and in general management functions not associated with a particular segment. The table below reflects a breakdown of the geographic location of the Hydro Agri employees.

Location	Percentage of Total Employees (as of December 31, 2002)
Norway	17%
Europe (other than Norway)	46%
Latin America	17%
Africa	12%
Asia	6%
North America	2%
Total	100%

Terms and conditions of union agreements in each country reflect the prevailing practices in each such country.

Health, safety and environment is an integrated part of Hydro Agri's management philosophy.

Legal Proceedings

EFTA Surveillance Authority Investigation

On July 26, 2002, the EFTA Surveillance Authority ("ESA") opened a formal investigation procedure against Norway to establish whether or not the 0-rate electricity tax applicable to Norwegian industry is compatible with the state aid rules of the European Economic Area Agreement (the "EEA Agreement"). ESA advised the Norwegian government that the government may be required to recover unlawful state aid from the recipients should ESA find a measure to be incompatible with the EEA Agreement.

The Norwegian government has claimed that the electricity fee system is of a general nature and not covered by the EEA state aid rules. Partly as a consequence of ESA's intervention, the Norwegian government's proposed budget for 2004 contemplates extending the 0-rate to all Norwegian business. If adopted, the extension of the 0-rate electricity tax would remove any uncertainties as to the legality of the electricity taxation system from January 1, 2004.

Should ESA decide to order the Norwegian government to recover the asserted state aid, the decision may be appealed to the EFTA Court. Hydro Agri will vigorously oppose, and believes that the Norwegian government will also oppose, an unfavorable decision related to the past. Hydro Agri intends to make use of all remedies available, both on the EFTA and the national level. Although no assurances can be provided as to the ultimate outcome of this matter, Hydro Agri's management does not believe that the resolution of this matter will have a material adverse effect on the results of operations or the financial position of Hydro Agri.

Other Legal Proceedings

Hydro Agri is party to a number of lawsuits in various jurisdictions arising out of the conduct of its business. None of these lawsuits, individually or in the aggregate, is anticipated to have a material adverse effect on Hydro Agri.

HYDRO AGRI

SELECTED COMBINED FINANCIAL DATA

Hydro Agri After Demerger

Carve-Out Condensed Combined Statements of Income (Unaudited)

NOK million, except per share information	Nine months ended		Year ended		
	30.09.2003	30.09.2002	2002	2001	2000
Operating revenues	27,891	26,523	33,477	37,449	36,621
Depreciation, depletion and amortization	837	878	1,183	1,580	1,643
Other operating costs	25,225	23,694	30,151	33,806	33,320
Restructuring costs	—	—	—	—	135
Operating income	**1,829**	**1,951**	**2,143**	**2,063**	**1,523**
Equity in net income of non-consolidated investees	363	(17)	57	330	350
Interest income and other financial income	136	199	245	408	291
Other income/(loss), net	40	142	142	(53)	—
Earnings before interest expense and tax (EBIT)	2,368	2,275	2,587	2,748	2,164
Interest expense and foreign exchange gain/(loss)	(447)	(38)	(16)	(765)	(898)
Income before tax and minority interest	1,921	2,237	2,571	1,983	1,266
Income tax expense	(637)	(734)	(845)	(599)	(365)
Minority interest	(19)	1	(11)	85	55
Net income	**1,265**	**1,504**	**1,715**	**1,469**	**956**
Earnings per share	3.96	4.71	5.37	4.60	2.99
Average number of outstanding shares	319,442,590	319,442,590	319,442,590	319,442,590	319,442,590

Hydro Agri After Demerger

Carve-Out Condensed Combined Balance Sheets (Unaudited)

NOK million, except per share information	30.09.2003	30.09.2002	31.12.2002	31.12.2001	31.12.2000
Assets					
Cash and cash equivalents	295	345	419	860	563
Other liquid assets	161	43	35	27	57
Receivables	8,276	7,397	6,488	7,835	8,886
Receivables Hydro	104	71	126	135	322
Inventories	5,117	4,403	4,383	5,437	6,227
Total current assets	**13,953**	**12,259**	**11,451**	**14,294**	**16,055**
Property, plant and equipment, less accumulated depreciation, depletion and amortization	7,142	7,019	7,090	8,072	9,354
Other non-current assets	4,101	3,123	3,479	3,542	3,648
Total non-current assets	**11,243**	**10,142**	**10,569**	**11,614**	**13,002**
Total assets	**25,196**	**22,401**	**22,020**	**25,908**	**29,057**
Liabilities and shareholders' equity					
Bank loans and other interest- bearing short-term debt	717	187	361	623	838
Current portion of long-term debt	28	95	84	116	80
Interest-bearing loans and payables to Hydro	8,307	8,941	8,740	9,130	8,852
Other current liabilities	5,280	4,158	4,235	4,241	5,432
Total current liabilities	**14,332**	**13,381**	**13,420**	**14,110**	**15,202**
Long-term debt	175	142	174	246	323
Other long-term liabilities	2,328	1,806	2,154	1,856	1,840
Deferred tax liabilities	253	960	255	781	980
Total long-term liabilities	**2,756**	**2,908**	**2,583**	**2,883**	**3,143**
Minority shareholders' interest in consolidated subsidiaries	**114**	**51**	**85**	**85**	**213**
Shareholders' equity	**7,994**	**6,061**	**5,932**	**8,830**	**10,499**
Total liabilities and shareholders' equity	**25,196**	**22,401**	**22,020**	**25,908**	**29,057**
Total number of outstanding shares	319,442,590	319,442,590	319,442,590	319,442,590	319,442,590

Hydro Agri After Demerger

Carve-Out Condensed Combined Statements of Cash Flows (Unaudited)

	Nine months ended		Year ended	
NOK million	30.09.2003	30.09.2002	2002	2001
Net cash provided by operating activities	731	1,966	2,755	3,186
Net cash used in investing activities	(618)	(509)	(954)	(555)
Net cash used in financing activities	(258)	(1,870)	(2,136)	(2,233)
Foreign currency effects on cash flows	21	(102)	(106)	(101)
Net increase (decrease) in cash and cash equivalents	(124)	(515)	(441)	297
Cash and cash equivalents at beginning of period	419	860	860	563
Cash and cash equivalents at end of period	295	345	419	860

Please see the notes to the financial statements in Part V of this Information Memorandum.

HYDRO AGRI

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of Hydro Agri's financial condition and results of operations together with the unaudited combined Carve-out financial statements and related notes to the financial statements included elsewhere in this Information Memorandum (collectively, the "Hydro Agri Carve-Out Financial Statements"). This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but are rather based on Hydro Agri's current expectations, estimates, assumptions and projections about its industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements because of a number of factors, including those discussed in the sections of the Information Memorandum entitled "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and other sections of this Information Memorandum.

Explanatory Information

The Demerger

Hydro's Board of Directors has proposed that Hydro Agri be established as a separate, publicly traded company by means of the Demerger. If the Demerger is consummated, Norsk Hydro ASA's assets, rights and liabilities relating to Hydro Agri will be transferred to AgriHold, a wholly owned subsidiary of Norsk Hydro ASA established solely for the purpose of acting as the transferee company in the Demerger.

Almost all of Hydro Agri's business is currently operated through Agri Companies and non-consolidated investees. Norsk Hydro ASA currently holds an indirect interest, through subsidiaries that are not Agri Companies, in several of the Agri Companies and the Minority Interest Companies. Prior to the Demerger, Hydro's group structure will be modified so that all of Norsk Hydro ASA's interests in the Agri Companies and the Minority Interest Companies will be held by Norsk Hydro ASA either directly or solely through other Agri Companies, thus enabling Norsk Hydro ASA to transfer all of its direct and indirect interests in Agri Companies and Minority Interest Companies to AgriHold ASA in the Demerger.

AgriHold ASA will have no activities until completion of the Demerger. After the Demerger, AgriHold ASA will be an independent company. The existing AgriHold Shares, all of which are held by Norsk Hydro ASA, will represent 20.0% of the outstanding AgriHold Shares upon consummation of the Demerger.

In connection with the Demerger, Hydro Companies and Agri Companies have entered into, or will enter into, certain agreements that will regulate the continued provision of a number of goods and services by Hydro Companies to Agri Companies. For more information on these agreements, see Part II, "The Demerger – Demerger-Related Business Agreements between Hydro Companies and Agri Companies" and "Hydro Agri Carve-Out Financial Statements in Part V."

Basis of Presentation of Hydro Agri Carve-Out Financial Statements

The Hydro Agri Carve-Out Financial Statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with accounting principles generally accepted in Norway ("Norwegian GAAP"). The discussion of Hydro Agri below is based on the Hydro Agri Carve-Out Financial Statements, which have been prepared in accordance with U.S. GAAP. If prepared in accordance with Norwegian GAAP, there would be no material differences in the Hydro Agri Carve-Out Financial Statements for the periods presented.

The Hydro Agri Carve-Out Financial Statements have been derived from Hydro's audited consolidated financial statements, and include the historical operations being transferred to AgriHold in the Demerger. Hydro prepared the Hydro Agri Carve-Out Financial Statements using Hydro's historic basis for assets and liabilities.

The equity level for Hydro Agri as of October 1, 2003 is based on the principle of continuity (i.e., assets and liabilities are transferred to Hydro Agri based on Hydro's historic cost basis for such assets and liabilities). As discussed in Part II of this Information Memorandum (see "Allocation of Assets, Rights and Liabilities Pursuant to the Demerger Plan"), in connection with the Demerger, Hydro Agri will assume a net interest-bearing debt of NOK 8,500 million, considered appropriate, among other considerations, for Agri to target a mid-investment grade credit rating. Consequently, the amount of Hydro Agri's equity as of October 1, 2003, NOK 7,994 million, is calculated based on this amount of net interest-bearing debt. In the Hydro Agri Carve-Out Financial Statements, all cash generation (i.e., cash provided by operating activities, less cash used in investing activities) for each period presented in the Hydro Agri Carve-Out Financial Statements is assumed to have been distributed to Norsk Hydro ASA as dividends. Accordingly, the equity figure for the periods presented in the Hydro Agri Carve-Out Financial Statements is not representative of what the equity would have been if Hydro Agri had been a stand-alone entity during these periods.

The Hydro Agri Carve-Out Financial Statements reflect interest income consisting of Hydro Agri's actual interest income derived from customers, as well as interest income on Hydro Agri's estimated average cash position of NOK 800 million. Interest income has been calculated using Hydro's average interest rate for cash deposits.

The Hydro Agri Carve-Out Financial Statements reflect interest expense based on gross interest-bearing debt of NOK 9,300 million and Hydro's average actual interest expense for each period presented. In addition, Hydro Agri has been allocated a share of Hydro's currency gains and losses for each period calculated based on the gross interest-bearing debt level of NOK 9,300 million. Accordingly, the interest rates and allocated currency gains and losses applied reflect Hydro's financial position and strategy for the years 2000-2002 and the first nine months of 2003.

Hydro's policy is to charge the costs of shared services and corporate center support to its operating business segments based on their respective consumption of such services. However, certain costs related to general management, governance functions, investor relations and similar functions have previously been regarded as shareholder costs and included in Hydro's corporate overhead costs, not charged to the various business segments. For purposes of the Hydro Agri Carve-Out Financial Statements, a portion of such general corporate overhead costs have been allocated to Hydro Agri. In addition, a portion of the costs relating to cash management and finance functions has been allocated to Hydro Agri. General and overhead costs have been allocated based on the ratio of Hydro Agri's EBITDA to Hydro's EBITDA as a proxy for the gross values of Hydro Agri and Hydro, respectively. For cash management and finance functions, the allocation has been based on relative revenues.

The creation of AgriHold as an independent, listed company will require creation of cash management and finance functions that have been previously covered by Hydro Companies. A share of Hydro's costs related to these functions has, as explained above, been included in the Hydro Agri Carve-Out Financial Statements. The estimated future cost level for these functions is reflected in Hydro Agri's pro forma financial statements (the "Hydro Agri Pro Forma Financial Statements") and are estimated to be in line with the costs reflected in the Hydro Agri Carve-Out Financial Statements.

Hydro Agri's management expects that there will be an increased cost level for Agri in 2004 and 2005 related to re-branding activities, securing legal rights in connection with the new Agri brand, and investments in new financial systems as a replacement for Hydro's treasury system. These costs, which are not included in either the Hydro Agri Carve-Out Financial Statements or the Hydro Agri Pro Forma Financial Statements, are estimated to be NOK 75 million, in total, for 2004 and 2005, and can be viewed as non-recurring costs.

Management believes the assumptions underlying the Hydro Agri Carve-Out Financial Statements are reasonable. However, the Hydro Agri Carve-Out Financial Statements may not reflect what Hydro Agri's results of operations, financial position and cash flows would have been had Hydro Agri been a stand-alone company during the periods presented.

Hydro Agri Pro Forma Financial Statements

The Hydro Agri Pro Forma Financial Statements have been prepared for the same periods for which the Hydro Agri Carve-Out Financial Statements are presented. There are no material differences between the Hydro Agri Carve-Out Financial Statements and the Hydro Agri Pro Forma Financial Statements. For an explanation of the pro forma adjustments, see the notes to the Hydro Agri Pro Forma Financial Statements in Part V of this Information Memorandum.

The management's discussion of Hydro Agri's financial condition and results of operations that follows is based on the Hydro Agri Carve-Out Financial Statements. Since the differences between the Hydro Agri Carve-Out Financial Statements and the Hydro Agri Pro Forma Financial Statements are immaterial, the discussion is applicable to both sets of financial statements.

Segment Structure

Hydro Agri implemented its current segment structure as of October 1, 2003. Historical figures as of and for the first nine months of 2003 and 2002, and as of and for the years ended December 31, 2002, 2001 and 2000, have been reclassified to reflect the current segment structure. Activities previously reported under the headings, "Fertilizer Europe," "Fertilizer Outside Europe" and "Ammonia" have been combined and then divided into the "Upstream" and "Downstream" segments, and the activities previously reported under the heading "Industrial Gases and Chemicals" are now reported under the "Industrial" segment.

Upstream

The Upstream segment comprises Hydro Agri's worldwide ammonia and urea production, the global trade and shipping of ammonia, as well as nitrate and complex fertilizer production co-located with ammonia production and serving both the domestic and international markets. The Upstream segment includes Hydro Agri's large joint venture operations (e.g., Qafco, Tringen and Farmland/Hydro L.P., a joint venture phosphate fertilizer business based in Florida ("Farmland/Hydro"), which was sold in November 2002). Because of the level of ownership in these joint venture entities (i.e., less than 50%), their operating results are not reflected in Hydro Agri's operating income, but Hydro Agri's share of their operating results is included in Hydro Agri's EBITDA and net income.

The Upstream segment's operating results are, to a great degree, based on the segment's margins, which are primarily affected by the price levels for ammonia, urea, nitrates and NPK and the price level of energy and raw materials such as phosphate rock and potash. In addition, operating results can be greatly influenced by movements in currency exchange rates. The volatility of the Upstream segment's operating results is typical of that of commodity fertilizer producers and, in relative terms, less stable than the operating results of Hydro Agri's Downstream and Industrial segments.

Downstream

The Downstream segment is the distribution and marketing system for the Upstream segment. The Downstream segment also includes production facilities that primarily serve the regions in which such production facilities are located. Less than 30% of the segment's sales volumes are related to the segment's own chemical production of fertilizers. The other volumes relate to products purchased either from the Upstream segment or from third parties. Because of this, much of the Downstream segment's activities are margin or commission-based. This reduces income volatility significantly compared with a traditional fertilizer production company, since the margins and commissions will remain relatively stable regardless of market prices for fertilizers and the energy inputs used to make

fertilizers. The Downstream segment is characterized by a high capital turnover, a low ratio of property, plant and equipment to total assets compared to a traditional, production-oriented fertilizer operations and a relatively low EBITDA margin in relation to revenues.

Industrial

The Industrial segment markets numerous industrial products, mainly originating from Hydro Agri's fertilizer operations, with certain of such products being intermediates in the production of fertilizers.

Use of Estimates and Critical Accounting Policies

The preparation of consolidated financial statements requires companies to include certain amounts that are based on management's best estimates and judgments. In preparing the Hydro Agri Carve-Out Financial Statements, Hydro Agri's management reviewed its critical accounting policies and believes that these accounting policies are appropriate for a fair presentation of Hydro Agri's financial position, results of operations and of cash flows. Several of these accounting policies require estimates. Actual results may differ from those estimates. Hydro Agri's critical accounting policies are similar to Hydro's critical accounting policies as presented in Hydro's 2002 annual report, included as an exhibit to this Information Memorandum.

Employee Retirement Plans

With respect to employee retirement plans, as of September 30, 2003, the projected benefit obligation ("PBO") associated with Hydro Agri's defined benefit plans was approximately NOK 5,500 million and the fair value of pension plan assets was approximately NOK 3,800 million, resulting in a net unfunded obligation for such plans of approximately NOK 1,700 million. In addition, termination benefit obligations and other pension obligations amounted to approximately NOK 300 million, leaving the net unfunded pension obligation at a total of approximately NOK 2,000 million. Net accrued pension liability was approximately NOK 1,200 million as of September 30, 2003, including additional minimum liabilities of NOK 600 million. Unrecognized net loss and prior service cost was approximately NOK 1,400 million as of September 30, 2003, of which NOK 800 million (approximately NOK 550 million after tax) is not recognized in equity. Hydro Agri's net pension cost for 2002 amounted to NOK 270 million. Cash outflows from operating activities in 2002 with respect to pensions amounted to NOK 225 million. Hydro Agri expects a considerable increase in net pension costs and cash requirements from 2002 to 2003 because of an increase in net unfunded pension liabilities primarily as a result of negative asset returns, actual compensation increases that exceeded assumed future compensation rates, and re-measurement of obligations as of year-end 2002, applying a lower discount rate and higher compensation increase (assumptions than were applied in the prior year valuation). Although there are considerable uncertainties involved with predicting net pension costs and related cash requirements, Hydro Agri estimates that its net pension cost for 2003 will be approximately NOK 360 million. The discount rate Hydro Agri utilizes for determining pension obligations and pension cost is based on the yield on a portfolio of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency. Hydro Agri provides defined benefit plans in several countries and in various economic environments that will affect the actual discount rate applied. Approximately one-fifth of Hydro Agri's projected benefit obligation relates to Norway. The weighted average discount rate applied as of December 31, 2002 was 6.0%.

Use of Non-GAAP Financial Information

Non-GAAP financial measures are defined as financial measures that either exclude or include amounts that are not included in or excluded from the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA is, for example, considered such a measure.

In the discussion of Hydro Agri's operating results for the periods presented in the Hydro Agri Carve-Out Financial Statements, Hydro Agri refers to certain non-GAAP financial matters, including EBITDA and operating income excluding infrequent or non-recurring items. Hydro Agri's

management makes regular use of these measures to evaluate its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding – for management and investors – of the underlying operating results of its business for the periods under evaluation.

Hydro Agri's steering model, referred to as Value-Based Management, reflects management's focus on cash flow-based performance indicators. EBITDA, which Hydro Agri defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs, is an approximation of cash flow from operations before tax. EBITDA includes, in addition to operating income, interest income and other financial income, equity in net income of non-consolidated investees, and gains and losses on sales of assets and activities classified as "Other income/(loss), net" in the income statement. EBITDA excludes depreciation, write-downs, amortization of excess values in non-consolidated investees, and currency gains and losses. Hydro Agri's definition of EBITDA may differ from that of other companies.

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of Hydro Agri's operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

Another cash flow-based indicator used by Hydro Agri to measure its performance is cash return on gross investment ("CROGI"). CROGI is defined as gross cash flow after taxes, divided by average gross investment. "Gross cash flow" is defined as EBITDA less total tax expense. "Gross investment" is defined as total assets (exclusive of deferred tax assets) plus accumulated depreciation and amortization, less all short-term interest-free liabilities, except deferred taxes.

A reconciliation of EBITDA to operating income, of operating income to gross cash flow, and of total assets to gross investments is presented at the end of the discussion in this section. A reconciliation of EBITDA to net income at the Hydro Agri level is presented under the caption, "—Reconciliation of EBITDA to Net Income."

Overview

Hydro Agri is a global leader in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. The core of Hydro Agri's operations is the production and sale of nitrogen-based fertilizers. To complement its nitrogen-based product offerings, Hydro Agri also markets phosphate- and potash-based fertilizers sourced from third parties. In addition, Hydro Agri markets specialty fertilizers, as well as industrial gases and nitrogen chemicals that, in general, are co-products of its fertilizer operations.

Over the last several years, Hydro Agri's management has taken a number of actions to improve Hydro Agri's competitive position and operating results. The most significant of these actions was Hydro Agri's three-year turnaround program, initiated in 1999 and completed in 2001.

Hydro Agri exceeded its targeted levels of cost reductions and productivity improvements through the turnaround program. Over the 1999-2001 period, Hydro Agri achieved a total reduction in fixed costs (primarily salaries and related costs, purchased services for plant and facility maintenance, and sales and general administration costs) of approximately NOK 2,400 million (approximately 30%), comparing the cost level in 2001 with that in 1998. As Hydro Agri's overall business volume was well-maintained through the period of the turnaround program, the cost savings had a direct productivity effect of a similar magnitude. Improvement measures related to savings in raw material and sourcing costs, energy cost reductions and other variable cost improvements, were estimated to amount to an additional NOK 500 million for the same period.

The turnaround program also included capacity reductions, prompted by the production overcapacity that characterized the Western European nitrate and NPK fertilizer markets. The overcapacity situation had contributed to low fertilizer product prices and increasingly severe pressure on margins

for all Western European producers. As a result of Hydro Agri's actions, and capacity reductions by other Western European producers, the Western European fertilizer market now reflects an improved supply/demand balance, increased production capacity utilization rates and improved margins. In addition to the capacity reductions, Hydro Agri closed 12 market organizations and sold more than 25 businesses considered non-core.

The success of the turnaround program has been followed-up with continued efforts to achieve productivity improvements in 2002. Hydro Agri achieved fixed cost reductions in 2002 of approximately NOK 350 million (excluding positive currency effects of approximately NOK 375 million) compared to the prior year. A substantial part of the currency effects can be characterized as "translation" related (i.e., translation of the operating results of subsidiaries based outside of Norway with functional currencies other than the Norwegian kroner into Hydro Agri's reporting currency, which is the Norwegian kroner). Divestment of low-performing or non-core assets represented approximately 34% of the cost reductions in 2002. The remaining amount of the fixed cost reduction related to efficiency improvements, mainly within Hydro Agri's fertilizer production system.

Notwithstanding all of the efforts of Hydro Agri's management and other employees to improve Hydro Agri's operating performance, Hydro Agri's operating results and financial condition continue to be greatly influenced by prevailing market conditions in its industry and other forces. In the periods covered by the Hydro Agri Carve-Out Financial Statements, the three main drivers of Hydro Agri's operating results have been fertilizer prices, the costs of raw materials (e.g., natural gas and oil products), and changes in foreign currency exchange rates.

Fertilizer Prices

During the 2000-2002 period, grain prices increased by approximately 15-25%, partly as a result of the decline in the ratio of grain stocks to consumption from 36% to 30%. The decline in the reported grain stocks/consumption ratio can, in part, be attributed to better information collection from certain parts of the world. Nonetheless, the impact upon agricultural activity has been significant, as decisions are made based upon the perceived stocks of grain available. Information available after year-end 2003 will likely reflect a further decline in the ratio of grain stock/consumption throughout 2003. In general, higher grain prices normally stimulate increased grain production, increasing the demand for fertilizer with resulting upward pressure on fertilizer prices.

During much of the 2000-2002 period, the upward pressure on fertilizer prices that normally follows increased grain prices was dampened by production overcapacity. However, there has been an overall improvement in the market balance between fertilizer production and consumption since 2000 that has contributed to the significantly improved prices in the first nine months of 2003. To illustrate, the average urea price (fob Middle East) hovered at around a U.S.$109 per tonne level throughout the 2000-2002 period, below what could be considered an average historical level of U.S.$130-140. The average urea price (fob Middle East) over the first nine months of 2003 was U.S.$142, an increase of 30% compared to the average price in 2002.

Cost of Raw Materials

Natural gas is the most important raw material used in the production of ammonia, finished nitrogen fertilizer products and industrial nitrogen products. The cost of natural gas accounts for as much as 70-90% of the total cash cost of ammonia production. During the last three years, the nitrogen fertilizer market has been significantly affected by an increase in natural gas prices in the United States. Following years of price levels below world market prices, the price of natural gas in the United States has moved to higher average price levels. Although remaining volatile and experiencing low price periods, such prices reached record high levels in the winter of 2000/01 and again in the winter of 2002/03.

The high U.S. natural gas prices have, in turn, led to the permanent closure or temporary shutdown of a number of U.S. ammonia plants in the last three years, contributing to the overall

improvement in the market balance of fertilizer and production and consumption noted above. However, additions to production capacity have occurred in other areas of the world during this period, partially offsetting the effects of the plant closures in North America and in Europe.

As explained in the "Overview of the Mineral Fertilizer Industry" in Part III of this Information Memorandum, in recent years (when fertilizer prices have been cost, rather than demand, driven) the natural gas price in the United States has served to create an effective "floor" price for nitrogen fertilizer products globally. It takes approximately 36 MMBTU of natural gas feedstock and fuel to produce one tonne of ammonia. With a U.S. natural gas price of U.S.$5.50 per MMBTU (the level of U.S. natural gas prices for much of 2003), the cost of natural gas to produce one tonne of ammonia is approximately U.S.$198. This explains the significant increase in the average price of ammonia (fob Caribbean) during the first nine months of 2003, to U.S.$190 per tonne, compared to an average price of U.S.$110 per tonne during the same period in 2002.

The urea price and prices for other nitrogen-based fertilizer products, in turn, have historically been closely correlated to the price of ammonia. It takes approximately 0.57 to 0.59 tonnes of ammonia to produce one tonne of urea. If one assumes an ammonia price of U.S.$190, then the ammonia cost associated with the production of one tonne of urea is approximately U.S.$115. The urea price (adjusted for the relative nitrogen content) must reflect a sufficient margin or premium above the ammonia price, together with other production costs, to cover the cash costs of upgrading the ammonia; otherwise, the fertilizer producer has an economic incentive to simply sell the ammonia. For similar reasons, European nitrate prices (e.g., prices for AN and CAN), which generally reflect a premium over the urea price, have historically demonstrated a strong correlation with the global urea price, again taking into consideration the relative nitrogen content of nitrates.

Most of Hydro Agri's natural gas and oil product requirements are purchased from external suppliers. A significant part of the natural gas used is purchased under long-term contracts with pricing mechanisms linked to market prices of fuel oil. In Europe, natural gas prices are closely linked to the heavy fuel oil price, with a time lag of 4-5 months. Energy costs related to the ammonia and urea production in Trinidad and Tobago, as well as Qatar, are generally based on long-term contracts, the pricing terms of which are partly linked to price developments for finished products.

Changes in Currency Exchange Rates

As noted above, Hydro Agri's operating results can be significantly affected by changes in currency exchange rates through translation effects.

In addition, because of the nature of the fertilizer industry's pricing of products and raw materials (i.e., in, or in relation to, the U.S. dollar), combined with the location of Hydro Agri's production facilities (mainly in Europe) and major markets (which are based in regions with other currencies), a depreciation of the U.S. dollar against the euro or the Norwegian kroner will have a transaction effect on Hydro Agri's operating results. For the most part, Hydro Agri's revenues and variable costs are exposed to the U.S. dollar and its fixed costs are exposed to European currencies, primarily the euro and the Norwegian kroner. Accordingly, exchange rate movements between the U.S. dollar and European currencies, including the Norwegian kroner, can significantly affect Hydro Agri's operating revenues, costs and margins. In 2001, for example, the NOK/U.S.$ exchange rate reflected an average of approximately NOK 9.00 per U.S.$1. During 2000, 2001 and through the first few months of 2002, the U.S. dollar appreciated slowly against the euro, but with relatively small incremental changes. The U.S. dollar has since depreciated significantly (i.e., by more than 20%). As a result, in the first nine months of 2003, the increase in Hydro Agri's operating revenues and overall operating results due to the significant increases in fertilizer prices compared to the corresponding period of the prior year was dampened by the depreciation of the U.S. dollar against European currencies. Excluding currency effects, the period over period increase in operating revenues and operating results would have been substantially higher.

Hydro Agri's Sensitivity to Key Drivers of Operating Results

Hydro Agri's management has undertaken a sensitivity analysis with respect to each of the above-described key drivers of its operating results. The sensitivity analysis addresses the effect of specified changes in each of the three key drivers on Hydro Agri's operating income and EBITDA for a full fiscal year.

Fertilizer Prices

CAN. The CAN price has, over time, been the most relevant indicator of the revenue stream for Hydro Agri's own produced products. Hydro Agri's management estimates that, over a medium-term period of 1-2 years, a U.S.$10 per tonne change in the price of CAN (fob Germany) will have an effect on both operating income and EBITDA of approximately NOK 500 million per year, assuming all other nitrogen fertilizer prices (other than urea) follow the CAN price in the same manner as the historical pattern.

Urea. Using the same methodology, Hydro Agri's management has estimated that a U.S.$10 per tonne change in the price of urea (fob Middle East) will have an effect on operating income of NOK 140 million per year. The effect on EBITDA is estimated to be NOK 170 million per year. The difference is attributable to Hydro Agri's equity interest in Qafco.

Ammonia. Hydro Agri has an ammonia surplus related to its equity interests in Tringen and Qafco, while the consumption and production of ammonia is in a close balance for its 100%-owned production facilities. Accordingly, the effect of a change in the price of ammonia will affect finished fertilizer products to a greater extent than that associated with sales or trading of ammonia. Thus, Hydro Agri's management estimates that a U.S.$10 per tonne change in the price of ammonia will have an EBITDA effect of NOK 25 million per year, and a minor direct effect on operating income.

Cost of Raw Materials

The "Raw material and energy costs" line item included in the Hydro Agri Carve-Out Financial Statements is significantly affected by the costs of purchased fertilizer products. In general, Hydro Agri sells these products after incurring minimal costs for upgrading such product for external customers. Accordingly, changes in the costs of purchased products will have a relatively limited affect on operating results compared to changes in the cost of energy used by Hydro Agri in the production of chemically produced fertilizer products.

Hydro Agri's management estimates that a U.S.$1 per barrel change in the crude oil price will influence, with a time lag of several months (as the crude oil price change affects natural gas prices), its raw materials and energy costs by approximately NOK 110 million per year, affecting both operating income and EBITDA similarly.

The raw material and energy costs of non-consolidated investees are not reflected in Hydro Agri's operating income, but changes in such costs affect Hydro Agri's net income and EBITDA.

Currency Movements

Based on the amount of Hydro Agri's EBITDA in 2002, Hydro Agri's management estimates that the effect of a parallel appreciation of the euro and the NOK by 12.5% against the U.S. dollar will reduce Hydro Agri's operating income by approximately NOK 700 million. The effect on EBITDA is estimated to be approximately NOK 800 million.

Further sensitivity information can be found in the EBITDA variance tables included in the discussion below with respect to the financial periods presented in the Hydro Agri Carve-Out Financial Statements.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Unaudited Condensed Income Statements(1)

NOK million (except per share data)	Nine months ended September 30, 2003	2002
Operating revenues	27,891	26,523
Raw material and energy costs	19,954	18,656
Payroll and related costs	2,329	2,155
Depreciation, depletion and amortization	837	878
Other operating costs	2,942	2,883
Operating cost and expenses	26,062	24,572
Operating income (before financial items and other income)	1,829	1,951
Equity in net income of non-consolidated investees	363	(17)
Interest income and other financial income	136	199
Other income/(loss), net	40	142
Earnings before interest expense and tax (EBIT)	2,368	2,275
Interest expense and foreign exchange gain/(loss)	(447)	(38)
Income before tax and minority interest	1,921	2,237
Income tax expense	(637)	(734)
Minority interest	(19)	1
Net income	1,265	1,504
Earnings per share	3.96	4.71

(1) Based on Carve-Out Financial Statements.

Key Statistics

	Nine months ended September 30, 2003	2002
Sales of fertilizers and associated nitrogen chemicals (in millions of tonnes, excluding ammonia):		
Total Sales Volume	16.6	17.1
Europe	8.5	8.5
Rest of World	8.1	8.6
Total Sales Volume of Hydro Agri-produced product (including bulk blends)	11.4	11.3
Europe	7.5	7.6
Rest of World	3.9	3.7
Purchased for resale	5.2	5.8
Average prices and costs:		
Ammonia (fob Caribbean) U.S.$/tonne (1)	190	98
Urea (fob Middle East) U.S.$/tonne (1)	142	106
CAN (cif Germany) U.S.$/tonne (2)	144	111
Energy costs (mainly gas, oil and LPG), weighted average, U.S.$/MMBTU (3)	3.17	2.23
Average exchange rate NOK/U.S.$	7.10	8.22
Average exchange rate NOK/€	7.89	7.58
Average exchange rate U.S.$/€	1.11	0.92

(1) Average of published values.
(2) Average of Hydro Agri published price list converted to U.S. dollars.
(3) Hydro Agri consumption, including proportional shares of non-consolidated investee companies.

Key Financial Information

NOK million	Nine months ended September 30, 2003	2002
Operating revenues		
Upstream	10,778	8,351
Downstream	21,316	21,557
Industrial	3,418	3,344
Other and eliminations (1)	(7,621)	(6,729)
Hydro Agri	27,891	26,523
Operating income		
Upstream	736	573
Downstream	1,014	1,137
Industrial	333	455
Other and eliminations (2)	(254)	(214)
Hydro Agri	1,829	1,951
EBITDA		
Upstream	1,410	1,039
Downstream	1,532	1,702
Industrial	541	672
Other and eliminations (2)	(243)	(163)
Hydro Agri	3,240	3,250

	Nine months ended September 30, 2003	2002
CROGI (3)		
Upstream	9.2%	6.5%
Downstream	12.9%	13.3%
Industrial	15.4%	17.7%
Hydro Agri	10.0%	9.3%

(1) Other and eliminations includes the elimination of internal sales between segments.

(2) Other and eliminations includes Hydro Agri's general overhead costs and shareholder costs, in addition to the elimination of gains on internal sales.

(3) Annualized CROGI figures.

Discussion of Result of Operations

Operating revenues. During the first nine months of 2003, Hydro Agri's operating revenues increased by 5% over the prior year period (from NOK 26,523 million to NOK 27,891 million), primarily as a result of increased prices for most fertilizer products. Both urea and ammonia prices increased, reflecting an improved global market balance. The urea price increase was supported by increased global consumption, continued production capacity cutbacks in the United States because of high natural gas prices, and production stoppages caused by production problems in Indonesia, Algeria, Venezuela and Alaska. Ammonia prices reached an average third quarter price of U.S.$194 (fob Trinidad and Tobago), a historically high level, for many of the same reasons as the urea price increase discussed above. The increasing nitrogen fertilizer price trend also affected European nitrate prices, which continued to rise through the third quarter of 2003.

The closure of manufacturing capacity in Europe in 2000 and 2001, together with European producers' further capacity reductions in 2002, contributed positively to the supply/demand balance in key European markets in the first nine months of 2003, resulting in improved prices for key products in these markets during this period.

In the first nine months of 2003, Hydro Agri's fertilizer product sales volumes decreased by 0.5 million tonnes (approximately 3%) compared to the corresponding period of the prior year, primarily due to the termination of the Farmland/Hydro marketing agreement in conjunction with the sale of Hydro Agri's interest in Farmland/Hydro. Sales volumes in Europe did not change materially, and declined slightly in the rest of the world as a result of the divestment of Farmland/Hydro.

Operating income and EBITDA. Operating income for the first nine months of 2003 was NOK 1,829 million, compared to NOK 1,951 million in the corresponding period of 2002 (a decline of approximately 6%). EBITDA for the first nine months of 2003 was NOK 3,240 million, compared to NOK 3,250 million in the prior year period. Increased nitrogen prices positively affected operating income and EBITDA (in the approximate amount of NOK 1,865 million) compared to the corresponding period of 2002.

The positive effect of increased nitrogen prices was partially offset by the negative effects of increased raw materials and energy costs (approximately NOK 1,000 million). Higher oil prices during the first several months of 2003 (and the consequent increase in gas and oil product costs for Hydro Agri's ammonia plants) resulted in an increase of approximately 40-45% in the cost of ammonia production for the first nine months of 2003, compared to the corresponding period of the prior year. Other raw material costs were stable.

The strengthening of European currencies against the U.S. dollar also negatively affected operating income and EBITDA for the first nine months of 2003 by approximately NOK 720 million compared to the corresponding period of the prior year.

Hydro Agri's net income from non-consolidated investees for the first nine months of 2003 reflected an increase of NOK 380 million over the corresponding period of the prior year. The increase can be attributed primarily to a significant improvement in the results for Tringen and Qafco. As noted above, the results of non-consolidated investees have no effect on Hydro Agri's operating income. In addition, Hydro Agri's EBITDA for the first nine months of 2002 was negatively affected by the one-time costs associated with the divestment of Hydro Agri's interest in Farmland/Hydro.

Other negative deviations in the first nine months amounted to NOK 155 million.

EBITDA Variance Analysis (Nine months ended September 30, 2003 vs. Nine months ended September 30, 2002)

	Amount (in NOK million)
2003 EBITDA	3,240
2002 EBITDA	3,250
Change in EBITDA	(10)
Factors Affecting the Change in EBITDA	
Margin and volume, including currency effects [1]	18
Fixed costs, including currency effects [2]	(164)
Change in provision for bad debt	(57)
Income/(loss) of non-consolidated investees	318
Interest income	(63)
Other	(62)
Total change in EBITDA	(10)

(1) Includes the effects of changes in sales volumes, changes in product prices, and fluctuations in currency exchange rates on operating revenues. In addition, includes changes in variable costs (mainly changes in energy costs) that are also affected by fluctuations in currency exchange rates.

(2) The variance in fixed costs also includes the effects of fluctuations of currency exchange rates (mainly translation effects). Fixed costs consist primarily of salaries and related costs, purchased services for plant and facility maintenance, and sales and general administration costs.

To describe the underlying business results of Hydro Agri for the first nine months of 2003, the table below illustrates the change in EBITDA for the first nine months of 2003 compared to the corresponding period of the prior year, excluding primarily the effect of the U.S. dollar's depreciation and other currency changes. This has been accomplished primarily by converting U.S. dollar values at fixed rates. The table reflects the underlying increase in EBITDA for the first nine months of 2003 of approximately NOK 710 million compared to the same period of the prior year.

	Approximate Amount (in NOK million)
Total change in EBITDA as presented above	(10)
Currency effects affecting EBITDA [1]	(720)
Total change in EBITDA calculated with stable currency rates	710
Principal factors contributing to the change in EBITDA	
Increased fertilizer prices incl. share of Qafco and Tringen	1,865[2]
Energy costs	(1,000)
Change in provision for bad debt	(57)
Interest income	(63)
Fixed costs	(74)
Other	39
Total change in EBITDA calculated with stable currency rates	710

(1) Currency effects on all line items reflected in the table have been isolated by applying constant (2003) exchange rates.

(2) The positive variance of NOK 1,865 million includes the effect of increased product prices on operating revenues and operating income for consolidated subsidiaries, as well as the positive effect on Hydro Agri's share of net income of non-consolidated investees, both of which affect EBITDA.

Interest expense and currency gains and losses. As described in the "Basis of Presentation of Hydro Agri's Carve-Out Financial Statements" section above, the Hydro Agri Carve-Out Financial Statements reflect interest expense and interest income based on Hydro Agri's assumed average interest-bearing debt of NOK 9,300 million and the average cash position of NOK 800 million, period presented. In addition, Hydro Agri has been allocated a share of Hydro's net foreign currency gains and losses for each period calculated based on a gross interest-bearing debt level of NOK 9,300 million.

NOK million	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Interest income	133	161
Net gain/(loss) on securities	2	1
Dividends received	1	37
Interest income and other financial income	136	199
Interest expense	(499)	(484)
Capitalized interest	14	—
Net foreign exchange gain/(loss)	77	481
Other net cost	(39)	(35)
Interest expense and foreign exchange gain/(loss)	(447)	(38)
Net financial income/(expense)	(311)	161

For the first nine months of 2003, Hydro Agri's net currency gains amounted to NOK 77 million. This represents the portion of Hydro's net currency gains allocated to Hydro Agri. The gains related primarily to the U.S. dollar's weakening against the euro and the Norwegian kroner and reflect the significant portion of Hydro's long-term debt that is U.S. dollar denominated.

Net financial expense for the first nine months of 2003 was NOK 311 million, reflecting the external interest income on Hydro Agri's accounts receivables and the Carve-out principles used (i.e.,

Hydro Agri being allocated a portion of net interest-bearing debt of NOK 8,500 million over the periods presented in the Hydro Agri Carve-Out Financial Statements).

Net financial income for the first nine months of 2002 was NOK 161 million, which includes an allocation of interest expense and currency gains and losses based on the gross interest-bearing debt level for Hydro Agri of NOK 9,300 million. The net financial income figure for the first nine months of 2002 includes net currency gains of NOK 481 million attributable primarily to the appreciation of Norwegian kroner against the U.S. dollar.

Income Taxes. Provision for current and deferred taxes for the first nine months of 2003 amounted to NOK 637 million, representing approximately 33% of pre-tax income. The tax provision consists primarily of current taxes. The equivalent amounts for the first nine months of 2002 were NOK 734 million and 33%.

Net income. As a result of the factors discussed above, Hydro Agri's net income for the first nine months of 2003 was NOK 1,265 million, compared to NOK 1,504 million for the same period in 2002, a decline of approximately 16%.

Operating Segment Information

Upstream

Key Figures	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Financial Data (NOK million)		
Operating revenues	10,778	8,351
Operating income	736	573
EBITDA	1,410	1,039
Financial Data (U.S.$ million) (1)		
Operating revenues	1,519	1,016
Operating income	104	70
EBITDA	199	126
CROGI	9.2%	6.5%
Gross Investment (NOK million)	17,160	17,507
Net operating capital (NOK million)	1,575	1,032
Property, plant and equipment (NOK million)	3,535	3,395
Non-consolidated investees (NOK million)	1,362	1,475
Production Volumes (in thousands of tonnes)		
Ammonia (incl. share of non-cons. investees)	3,504	3,504
Urea (incl. share of non-cons. investees)	1,689	1,522
NPK	1,379	1,369
CN	721	729
Nitrates	1,077	1,244
Average Commodity Prices		
Ammonia price (fob Caribbean) U.S.$/tonne	190	98
Urea price (fob Middle East) U.S.$/tonne	142	106
Energy costs (mainly gas, oil and LPG), weighted average, U.S.$ per MMBTU	3.17	2.23

(1) The reported NOK figures have been converted into U.S. dollars using the average exchange rate for the respective periods.

Operating revenues. The Upstream segment's operating revenues for the first nine months of 2003 were NOK 10,778 million, an increase of approximately 29% compared to the first nine months of 2002, when operating revenues were NOK 8,351 million. The increase in the Upstream segment's

operating revenues can primarily be attributed to the significant increase in commodity fertilizer product prices. In the third quarter of 2003, average ammonia prices were, for example, more than 90% above the third quarter 2002 price level. The increase in the ammonia price increased segment operating revenues by more than NOK 2,000 million. NPK prices to overseas markets showed only a limited price improvement, offset by increased logistical costs as a result of increased shipping rates.

The depreciation in the U.S. dollar against the Norwegian kroner had a negative effect on segment operating revenues of more than NOK 1,000 million compared to the first nine months of 2002.

Operating income and EBITDA. The Upstream segment's operating income for the first nine months of 2003 was NOK 736 million, an increase of approximately 28% compared to the corresponding period of the prior year when operating income was NOK 573 million. The Upstream segment's EBITDA for the first nine months of 2003 of NOK 1,410 million reflected an increase of approximately 36% over the same period of the prior year. The increases can be attributed primarily to the significant increase in commodity fertilizer prices.

During the first nine months of 2003, the Upstream segment's raw materials and energy costs relating to its European ammonia units increased by approximately NOK 1,000 million compared to the corresponding period of the prior year. The increase in raw materials and energy costs offset much of the positive effect of increased commodity fertilizer prices.

The non-consolidated companies, Tringen, Qafco and Farmland/Hydro (the latter by virtue of the non-inclusion of one-time costs incurred in the first nine months of 2002 in connection with its divestment in November 2002) contributed to an improvement in EBITDA in the first nine months of 2003 of NOK 261 million compared to the same period of the prior year.

Downstream

Key Figures	Nine months ended September 30, 2003	2002
Financial Data (NOK million)		
Operating revenues	21,316	21,557
Operating income	1,014	1,137
EBITDA	1,532	1,702
Financial Data (U.S.$ million) (1)		
Operating revenues	3,004	2,624
Operating income	143	138
EBITDA	216	207
CROGI	12.9%	13.3%
Gross Investments (NOK million)	12,334	13,008
Net operating capital (NOK million)	6,116	5,652
Property, plant and equipment (NOK million)	2,355	2,344
Non-consolidated investees (NOK million)	818	590
Sales Volumes (in thousands of tonnes)		
Total Sales	15,146	15,692
Europe	7,329	7,387
Rest of World	7,817	8,305
Production Volumes (in thousands of tonnes)		
Total	4,287	3,754
Nitrates	2,024	1,707
NPK	1,747	1,536
Other products	516	511
Average Prices		
CAN Price (cif Germany) U.S.$/tonne	144	111
NPK (cif France) U.S.$/tonne (2)	186	155

(1) The reported NOK figures have been converted into U.S. dollars using the average exchange rate for the respective periods.

(2) Average of Hydro Agri's published prices during the period presented.

Operating revenues. The Downstream segment's operating revenues for the first nine months of 2003 were NOK 21,316 million, down approximately 1% from NOK 21,557 million in operating revenues for the corresponding period of the prior year. Fertilizer prices in all of the Downstream segment's main markets increased significantly. European nitrate prices increased by approximately 30% (CAN cif Germany). The positive effect of increased fertilizer prices was offset by the effect of the strengthening of the Norwegian kroner and euro against the U.S. dollar.

Operating income and EBITDA. The Downstream segment's operating income for the first nine months of 2003 was NOK 1,014 million, compared to NOK 1,137 million in the corresponding period of 2002, a decline of approximately 11%. The segment's EBITDA for the first nine months of 2003 was NOK 1,532 million, compared to NOK 1,702 million in the corresponding period of 2002, a decline of approximately 10%. The declines in operating income and EBITDA were due primarily to currency effects (i.e., the strengthening of the Norwegian kroner and euro against the U.S. dollar). The Downstream segment's earnings, measured in U.S. dollars, improved despite the fact that the competitive position of the segment's European operations was negatively influenced by the strong European currencies. In addition, higher ammonia input prices contributed to the Downstream segment's increased variable costs for the first nine months of 2003 compared to the same period of the prior year.

Industrial

Key Figures	Nine months ended September 30, 2003	2002
Financial Data (NOK million)		
Operating revenues	3,418	3,344
Operating income	333	455
EBITDA	541	672
Financial Data (U.S.$ million) (1)		
Operating revenues	482	407
Operating income	47	55
EBITDA	76	82
CROGI	15.4%	17.7%
Gross Investment (NOK million)	3,734	3,942
Net operating capital (NOK million)	567	569
Property, plant and equipment (NOK million)	1,214	1,243
Non-consolidated investees (NOK million)	14	44
Operating revenues, Ind. Gas and carbon dioxide (NOK million)	1,180	1,183
Volumes (in thousands of tonnes)		
Industrial N-Chemicals	1,060	1,053
Environmental Products	321	293

(1) The reported NOK figures have been converted into U.S. dollars using the average exchange rate for the respective periods.

Operating revenues. The Industrial segment's operating revenues in the first nine months of 2003 of NOK 3,418 million increased by 2% compared to same period of the prior year. The increase in operating revenues is primarily attributable to increased sales volumes for most product groups, including technical ammonium nitrates, specialty nitrogen products such as Reduktan® and Nutriox®, and carbon dioxide. The increased sales volumes were offset by the negative effect of the strengthening of European currencies against the U.S. dollar.

Operating income and EBITDA. The Industrial segment's operating income for the first nine months of 2003 was NOK 333 million, compared to NOK 455 million in the same period of the prior year. The segment's EBITDA also reflected a decline from NOK 672 million in the first nine months of 2002 to NOK 541 million in the first nine months of 2003.

YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

Unaudited Condensed Income Statements[1]

NOK million (except per share data)	Year ended December 31, 2002	2001	2000
Operating revenues	33,477	37,449	36,621
Raw material and energy costs	23,373	26,467	26,333
Payroll and related costs	2,921	3,463	3,905
Depreciation, depletion and amortization	1,183	1,580	1,643
Other operating costs	3,857	3,876	3,082
Restructuring costs	—	—	135
Operating cost and expenses	31,334	35,386	35,098
Operating income (before financial items and other income)	2,143	2,063	1,523
Equity in net income of non-consolidated investees	57	330	350
Interest income and other financial income	245	408	291
Other income/(loss), net	142	(53)	—
Earnings before interest expense and tax (EBIT)	2,587	2,748	2,164
Interest expense and foreign exchange gain/(loss)	(16)	(765)	(898)
Income before tax and minority interest	2,571	1,983	1,266
Income tax expense	(845)	(599)	(365)
Minority interest	(11)	85	55
Net income	1,715	1,469	956
Earnings per share (NOK)	5.37	4.60	2.99

(1) Based on Carve-Out Financial Statements.

Key Statistics

	Year ended December 31, 2002	2001	2000
Sale of fertilizers and associated nitrogen chemicals (in millions of tonnes, excluding ammonia):			
Total Sales Volume	22.5	21.3	22.9
Europe	11.4	11.5	13.3
Rest of World	11.1	9.8	9.6
Total Sales Volume of Hydro Agri-produced product (including bulk blends)	14.6	14.6	15.5
Europe	10.0	10.2	11.6
Rest of World	4.6	4.4	3.9
Purchased for resale	7.9	6.7	7.4
Average prices and costs			
Ammonia (fob Caribbean) U.S.$/tonne [1]	110	137	148
Urea (fob Middle East) U.S.$/tonne [1]	109	109	110
CAN (cif Germany) U.S.$/tonne [2]	111	119	103
Energy costs (mainly gas, oil and LPG), weighted average U.S.$/MMBTU [3]	2.28	2.47	2.58
Average exchange rate NOK/U.S.$	7.99	9.00	8.83
Average exchange rate NOK/€	7.52	8.05	8.11
Average exchange rate U.S.$/€	1.06	1.12	1.09

(1) Average of published values.
(2) Average of Hydro Agri published price list converted to U.S. dollars.
(3) Hydro Agri consumption, including proportional shares of non-consolidated investee companies.

Key Financial Information

NOK million	Year ended December 31, 2002	2001	2000
Operating revenues			
Upstream	11,126	13,281	12,506
Downstream	26,722	29,446	28,669
Industrial	4,360	4,861	4,838
Other and eliminations (1)	(8,731)	(10,139)	(9,392)
Hydro Agri	33,477	37,449	36,621
Operating income			
Upstream	585	1,037	1,128
Downstream	1,315	1,073	284
Industrial	491	377	319
Other and eliminations (2)	(248)	(424)	(208)
Hydro Agri	2,143	2,063	1,523
EBITDA			
Upstream	1,267	2,054	2,142
Downstream	2,016	2,028	1,228
Industrial	797	652	720
Other and eliminations (2)	(202)	(389)	(333)
Hydro Agri	3,878	4,345	3,757

	Year ended December 31, 2002	2001	2000
CROGI			
Upstream	6.3%	9.4%	9.4%
Downstream	12.1%	10.0%	5.8%
Industrial	16.4%	11.7%	12.5%
Hydro Agri	8.6%	9.5%	8.3%

(1) Other and eliminations includes the elimination of internal sales between segments.

(2) Other and eliminations includes Hydro Agri's general overhead costs and shareholder costs, in addition to the elimination of gains on internal sales.

Discussion of Results of operations

Operating revenues. Hydro Agri's 2002 operating revenues were NOK 33,477 million, compared to NOK 37,499 million in 2001 and NOK 36,621 million in 2000.

The global fertilizer industry continued to experience difficult market conditions throughout most of 2002 as a result of low prices for commodity products, such as urea. European fertilizer prices for all major nitrogen products were strongly influenced by the low international urea price. The average price of urea both in 2002 and 2001 was U.S.$109 per tonne (fob Middle East), considered low on a historical basis.

The relative price of nitrogen is an important element considered by customers when choosing between alternative fertilizer products with varying nitrogen content. In 2002, the average price for ammonia was U.S.$110 per tonne (fob Caribbean), down approximately 20% compared to 2001. The decrease reflected lower natural gas prices in the United States. During 2001, the average price for ammonia was U.S.$137 per tonne, reflecting the higher natural gas prices in the United States during the 2000-2001 winter season. During 2000, the average ammonia price was U.S.$148 per tonne. European nitrate prices decreased by approximately 7% in 2002, reducing the nitrate margin above the urea price to a more normal historical level since the urea price was stable from 2001 to 2002.

Hydro Agri's total sales volumes of fertilizer products increased by 1.2 million tonnes in 2002, an increase of approximately 6% compared to the previous year. The increase was attributable to sales outside of Europe. Sales volumes in 2002 in each of Asia, Latin America, Africa and North America increased by approximately 14% compared to the prior year, while European sales volumes reflected a small decline. Fertilizer product sales outside of Europe are primarily sourced from third parties. The sales volumes of industrial gases and chemicals also significantly improved in 2002 after relatively flat sales in 2001 compared to the prior year.

Total sales volumes of fertilizer products in 2001 declined by 7% compared to the prior year. Volumes in Europe declined by 1.8 million tonnes (approximately 13%), driven by a combination of consumption decline and Hydro Agri's closure of capacity. Sales volumes in Latin America and Asia increased by approximately 14% and 2%, respectively, compared to the prior year, and, together with the positive price development in Europe, were the main reason for the increase in 2001 operating revenues compared to the prior year. The positive price effect in the European market from 2000 to 2001 amounted to approximately NOK 800 million.

The significant reduction in the value of the U.S. dollar compared to European currencies from 2001 to 2002 reduced Hydro Agri's 2002 operating revenues by more than NOK 3,000 million. This represented the most significant element of the variance in 2002 operating revenues compared to the prior year.

Operating income and EBITDA. Hydro Agri's operating income in 2002 was NOK 2,143 million, an increase of approximately 4% compared to the prior year's level of NOK 2,063 million. The increase in 2002 operating income compared to the prior year was partly attributable to reduced depreciation following the write-down of assets in 2001 in connection with the turnaround program. Hydro Agri's operating income in 2001 was 35% higher than in the prior year, reflecting the effects of the completion of the cost and productivity improvements associated with the turnaround program. Because of the low level of investment in 2001, depreciation was relatively constant from 2000 to 2001.

Hydro Agri's 2002 EBITDA was NOK 3,878 million, compared to NOK 4,345 million in 2001 and NOK 3,758 million in 2000.

Hydro Agri's 2002 operating income and EBITDA reflected a higher relative portion of total sales volumes represented by third-party products compared to the prior year. Sales volumes of Hydro Agri-produced products were stable. The margins for third-party products are normally lower than those associated with Hydro Agri-produced products.

Hydro Agri's 2002 operating income and EBITDA were positively affected by lower raw materials and energy costs for ammonia production for finished fertilizer products, in the approximate amount of NOK 400 million (excluding positive currency effects), compared to the prior year. The average price of purchased energy (i.e., gas and oil products) in 2002 was U.S.$2.28 per MMBTU, compared to U.S.$2.47 per MMBTU in 2001. In 2001, total energy costs for ammonia production were approximately NOK 3,150 million, almost NOK 200 million less than in 2000.

Hydro Agri's 2002 operating income and EBITDA were adversely affected by the significant weakening of the U.S. dollar relative to the Norwegian kroner and euro during the year. The changes in currency exchange rates during 2002 reduced EBITDA by an estimated NOK 707 million.

In November 2002, Hydro Agri divested its interest in Farmland/Hydro as part of its strategy of increasing its focus on nitrogen-based products. This resulted in a negative EBITDA effect of NOK 82 million, reflected in income from non-consolidated investees. In addition to the one-time effect of this divestment, Hydro Agri's share of net income of non-consolidated investee earnings declined by approximately NOK 100 million. Hydro Agri also sold several other non-core assets in 2002, both within its Downstream and Industrial segments.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change are described in the following table.

	Amount (in NOK million)
2002 EBITDA	3,878
2001 EBITDA	4,345
Change in EBITDA	(467)
Factors Affecting the Change in EBITDA	
Margin and volume, including currency effects [1]	(1,206)
Fixed costs, including currency effects [2]	725
Income/(loss) of non-consolidated investees	(183)
Interest income	163
Other income	195
Other	(161)
Total change in EBITDA	(467)

(1) Includes the effects of changes in sales volumes, changes in product prices, and fluctuations in currency exchange rates on operating revenues. In addition, includes changes in variable costs (mainly changes in energy costs) that are also affected by fluctuations in currency exchange rates.

(2) The variance in fixed costs also includes the effect of fluctuations on currency exchange rates. The underlying improvement in fixed costs was approximately NOK 350 million. In addition, positive currency effects (translation effects) of NOK 375 million are included. Fixed costs consist primarily of salaries and related costs, purchased services for plant and facility maintenance, and sales and general administration costs.

The table below reflects the underlying change in 2002 EBITDA compared to the prior year, excluding primarily the effect of the U.S. dollar's depreciation and other currency changes. This has been accomplished primarily by converting U.S. dollar values at fixed rates.

	Approximate Amount (in NOK million)
Total change in EBITDA as presented above	(467)
Currency effects affecting EBITDA [1]	707
Total change in EBITDA calculated with stable currency rates	240
Principal factors contributing to the change in EBITDA	
Energy costs	400
Volume outside Europe	100
Increased margins – industrial gases and chemicals	100
Fixed cost reductions	350
Other income [2]	195
Lower fertilizer prices/margins [3]	(700)
Income/(loss) of non-consolidated investees [4]	(183)
Other	(22)
Total change in EBITDA calculated with stable currency rates	240

(1) Currency effects on all line items in the table have been isolated by applying constant (2002) exchange rates.

(2) Gains/losses on divestments.

(3) The negative variance of NOK 700 million includes the effects of lower product prices on operating revenues, operating income and EBITDA for consolidated subsidiaries.

(4) The negative variance of NOK 183 million relates primarily to a one-time charge in connection with the sale of Farmland/Hydro of NOK 82 million and the effect of lower product prices.

Interest expense and currency gains and losses. As described above, the Hydro Agri Carve-Out Financial Statements reflect interest expense based on Agri's assumed average level of interest bearing debt of NOK 9,300 million and Hydro's average actual interest expense, for each period presented. In addition, Hydro Agri has been allocated a share of Hydro's net foreign currency gains and losses for each period calculated based on the gross interest-bearing debt level of NOK 9,300 million.

(NOK million)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Interest income	206	364	287
Net gain/loss on securities	1	2	(1)
Dividend received	38	42	5
Interest income and other financial income	245	408	291
Interest expense	(655)	(685)	(720)
Capitalized interest	9	1	—
Net foreign exchange gain/loss	670	(77)	(126)
Other net cost	(40)	(4)	(52)
Interest expense and foreign exchange gain/loss	(16)	(765)	(898)
Net financial income/expense	229	(357)	(608)

The 2002 net financial income reflects the consequence of the strong depreciation of the U.S. dollar, which contributed to net currency exchange gains of NOK 670 million. This represents the portion of Hydro's net currency gains allocated to Hydro Agri. The net currency gains reflect the significant portion of Hydro's long-term debt that is U.S. dollar denominated.

Income Taxes. Total income tax expense for 2002 amounted to NOK 845 million, representing approximately 33% of pre-tax income. The equivalent amounts for 2001 were NOK 599 million and 30%. Total tax expense consisted primarily of current taxes. For 2000, total tax expense amounted to NOK 365 million, representing approximately 29% of pre-tax income.

Net income. For the reasons explained above, Hydro Agri's net income increased to NOK 1,715 million in 2002 from NOK 1,469 million, an increase of 16.7%. Net income increased by 53.7% in 2001 compared to the prior year.

Operating Segment Information

Upstream

	Year ended December 31, 2002	2001	2000
Financial Data (NOK million)			
Operating revenues	11,126	13,281	12,506
Operating income	585	1,037	1,128
EBITDA	1,267	2,054	2,142
Financial Data (U.S.$ million) [(1)]			
Operating revenues	1,392	1,475	1,417
Operating income	73	115	128
EBITDA	159	228	243
CROGI	6.3%	9.4%	9.4%
Gross Investments (NOK million)	17,093	18,507	19,227
Net operating capital (NOK million)	955	1,059	1,559
Property, plant and equipment (NOK million)	3,437	3,743	4,320
Non-consolidated investees (NOK million)	1,351	1,861	1,794
Production Volumes (thousands of tonnes)			
Ammonia (incl. share of non-cons. investees)	4,688	4,549	4,757
Urea (incl. share of non-cons. investees)	2,044	2,235	2,188
NPK	1,786	1,847	1,748
CN	942	947	900
Nitrates	1,684	1,681	1,629
Average Commodity Prices			
Ammonia price (fob Caribbean) U.S.$/tonne	110	137	148
Urea price (fob Middle East) U.S.$/tonne	109	109	110
Energy costs (mainly gas, oil and LPG), weighted average, U.S.$ per MMBTU	2.28	2.47	2.58

(1) The reported NOK figures have been converted to U.S. dollars using the average exchange rate for the respective periods.

Operating revenues. In 2002, the Upstream segment's operating revenues were NOK 11,126 million, compared to NOK 13,281 million in 2001 and NOK 12,506 million in 2000. The Upstream segment's year-to-year operating revenue and operating results were greatly influenced by price levels for the segment's principal products: ammonia, urea, NPK and nitrates. In 2002, the fertilizer industry experienced lower commodity fertilizer prices than the prior year. The ammonia price was, on average, approximately 20% lower than the 2001 level. Over the two-year period ended December 31, 2002, the ammonia price declined by 26%.

Operating income and EBITDA. The Upstream segment's 2002 operating income was NOK 585 million, compared to NOK 1,037 million in 2001 and NOK 1,128 million in 2000. The Upstream segment's 2002 EBITDA was NOK 1,267 million, compared to NOK 2,054 million in 2001 and NOK 2,142 million in 2000. The lower ammonia price was the principal cause of the decline in the Upstream segment's 2002 operating revenues and, in turn, operating income and EBITDA compared to the prior year, representing a negative effect of approximately NOK 1,000 million. Lower raw materials and energy costs (natural gas) and fixed cost savings achieved through Hydro Agri's continued improvement programs only partially offset the effect of the ammonia price decline.

The Upstream Segment's 2002 operating income and EBITDA were also negatively affected by the translation effect of the weakening of the U.S. dollar against the Norwegian kroner. In addition, the weakening U.S. dollar had a transaction effect, adversely affecting the competitive position of the Upstream segment's European production units' relative to North American producers.

Downstream

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Financial Data (NOK million)			
Operating revenues	26,722	29,446	28,669
Operating income	1,315	1,073	284
EBITDA	2,016	2,028	1,228
Financial Data (U.S.$ million) (1)			
Operating revenues	3,344	3,271	3,248
Operating income	165	119	32
EBITDA	252	225	139
CROGI	12.1%	10.0%	5.8%
Gross Investment (NOK million)	12,762	16,073	17,953
Net operating capital (NOK million)	5,183	7,301	7,873
Property, plant and equipment (NOK million)	2,413	2,891	3,425
Non-consolidated investees (NOK million)	601	368	372
Sales Volumes (thousands of tonnes)			
Total Sales	20,658	19,596	20,917
Europe	9,863	10,142	11,809
Rest of World	10,795	9,454	9,108
Production Volumes (thousands of tonnes)			
Total	5,161	5,332	5,401
Nitrates	2,429	2,460	2,928
NPK	2,064	2,066	1,738
Other Products	668	806	735
Average Commodity Prices			
CAN price (cif Germany) U.S.$/tonne	111	119	103
NPK France (cif) U.S.$/tonne (2)	158	162	157

(1) The reported NOK figures have been converted into U.S. dollars using the average exchange rate for the respective periods.

(2) Average of Hydro Agri's published prices during the period presented.

Operating revenues. In 2002, the Downstream segment had operating revenues of NOK 26,722 million, compared to NOK 29,446 million in 2001 and NOK 28,669 million in 2000. The Downstream segment's operating revenues were greatly influenced by prices of nitrates and NPK, and sales volumes. Lower fertilizer prices and the depreciating U.S. dollar reduced 2002 operating revenues compared with the previous year.

Operating revenues in 2001 reflected an increase over the prior year level attributable to the substantial increase in fertilizer prices in Europe notwithstanding a drop in the ammonia price in 2001. The increased 2001 fertilizer prices in Europe reflected the improved market balance between fertilizer production and consumption resulting from the reduction in capacity implemented by Hydro Agri and other European producers.

Operating income and EBITDA. The Downstream segment's 2002 operating income was NOK 1,315 million, compared to NOK 1,073 million in 2001 and NOK 284 million in 2000. The Downstream segment's 2002 EBITDA was NOK 2,016 million, compared to NOK 2,028 million in 2001 and NOK 1,228 million in 2000. The Downstream segment's 2002 operating income and EBITDA were positively affected by the decline in ammonia prices, which positively affected raw material costs. However, the positive effect on the Downstream segment's production margins was largely offset by a decline in finished fertilizer product prices. The Downstream segment's 2002 operating income and EBITDA were also negatively affected by the weakening of the U.S. dollar against the Norwegian kroner and euro.

Operating income in 2000 and 2001 reflected non-recurring costs associated with the turnaround program of NOK 554 million and NOK 244 million, respectively. The reduction in headcount and the closure of plants in Europe in 2000 contributed to significant cost savings in 2001 compared to the prior year.

Industrial

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Financial Data (NOK million)			
Operating revenues	4,360	4,861	4,838
Operating income	491	377	319
EBITDA	797	652	720
Financial Data (U.S.$ million)[1]			
Operating revenues	546	540	548
Operating income	61	42	36
EBITDA	100	72	82
CROGI	16.4%	11.7%	12.5%
Gross Investment (NOK million)	3,881	4,702	4,953
Net operating capital (NOK million)	418	645	507
Property, plant and equipment (NOK million)	1,194	1,383	1,803
Non-consolidated investees (NOK million)	41	100	153
Operating revenues, Ind. Gas and carbon dioxide (NOK million)	1,548	1,604	1,548
Volumes (in thousands of tonnes)			
Industrial N-Chemicals	1,392	1,342	1,779
Environmental Products	394	357	300

(1) The reported NOK figures have been converted into U.S. dollars using the average exchange rate for the respective periods.

Operating revenues. The Industrial segment's 2002 revenues of NOK 4,360 million declined by approximately 10% compared to the prior year level of NOK 4,861 million. The segment's operating revenues in 2000 were NOK 4,838 million.

The decline in 2002 operating revenues was primarily attributable to the stronger Norwegian kroner and the divestment of low performing non-core activities. Increases in 2002 sales volumes for most of the segment's industrial products partially offset these factors. Sales volumes of environmental products and industrial N-chemicals both increased. Volumes of environmental process chemicals (i.e. mainly Nutriox® for water treatment and Reduktan® for removal of NOx emissions) increased by 10%. The increase was primarily attributable to higher coal consumption for power generation in Europe. Volumes of industrial N-chemicals increased by 4% compared to prior year. The volume growth was the result of increased demand for intermediate products in the chemicals industry in Europe. Lower global coal production, which represents 70% of the technical ammonium nitrate (TAN) market, reduced global demand for explosives. However, this was offset by Hydro Agri's increased market share and growth in demand from other mining industries.

Operating revenues for industrial gases and carbon dioxide, a regional business focusing mainly on Europe, decreased approximately 3% in 2002 compared to the prior year because of lower sales of industrial gases in Norway attributable to reduced demand for welding gases from the engineering industry. The strong euro contributed to reduced operating revenues, stated in Norwegian kroner, related to sales of carbon dioxide, despite increased sales volumes.

The Industrial segment's 2001 operating revenues were essentially flat compared to the prior year. The segment's 2001 operating revenues were negatively affected by the divestment of non-core assets and the transfer of part of the urea sales of technical urea to the Downstream segment in 2001, the latter being the principal cause of the decline in volumes for nitrogen chemicals. Sales volumes of environmental products increased throughout 2001 compared to the prior year.

Operating income and EBITDA. The Industrial segment's operating income in 2002 was NOK 491 million, compared to NOK 377 million in 2001. The segment's 2002 EBITDA was NOK 797 million, compared to NOK 652 million in the prior year. Reduced ammonia prices positively affected margins for nitrogen chemicals. Further, the underlying (i.e., adjusting for the divestments and the intersegment transfer described above) increase in sales volumes also positively affected 2002 operating income and EBITDA.

The Industrial segment's 2001 operating income reflected an increase of approximately 18.2% over the segment's 2000 operating income of NOK 319 million. The segment's 2001 EBITDA declined approximately 9.4% from the 2000 level of NOK 720 million. The decline was attributable to the write-down of non-core assets divested as a result of poor performance. Hydro Agri's turnaround program contributed to improved scale and productivity in most of the Industrial segment's operations.

Most revenue and variable cost elements from the Industrial segment's chemicals activities are strongly linked to the U.S. dollar. For the Industrial segment's industrial gas activities, a major part of the pricing is related to European currencies, as the trade in the products of this segment between Europe and other regions is limited. As a result, the Industrial segment has a fairly limited currency exposure on the EBITDA and operating income level.

LIQUIDITY AND CAPITAL RESOURCES

	Nine Months Ended September 30,		Year Ended December 31,	
	2003	2002	2002	2001
Net cash provided by operating activities [1]	731	1,966	2,755	3,186
Net cash used in investing activities [1]	(618)	(509)	(954)	(555)

(1) The figures for net cash provided by operating activities and investing activities are not representative of what would have been the case if Hydro Agri had been a stand-alone entity. These figures are affected by the assumption used in the Hydro Agri Carve-Out Financial Statements that the net interest-bearing debt has been kept constant throughout the periods presented at NOK 8,500 million. All surplus cash generated (i.e., cash provided by operating activities, less cash used in investing activities) has been treated as if such cash had been distributed as dividends to Norsk Hydro ASA, and thus has not influenced financial income/expense.

Over the two years and nine months since year-end 2000, Hydro Agri's net cash generation (i.e., cash provided by operating activities, less cash used in investing activities) was NOK 4,545 million.

For the first nine months of 2003, net cash provided by operating activities was NOK 731 million compared to NOK 1,966 million in the same period of 2002. The main reason for the decrease was the increase in net operating capital (i.e., accounts receivable plus inventory, less accounts payable) of approximately NOK 1,000 million, primarily because of higher fertilizer prices in the first nine months of 2003.

In 2002 and 2001, Hydro Agri had a strong underlying cash flow from operations as a consequence of improved market conditions and the positive effects of the turnaround program.

In 2002, the investment level was higher than in 2001, as Hydro Agri established a joint venture in Chile and started a two-year upgrade program for the power supply in Sluiskil. The cash effect of this was partly offset by increased proceeds from sales of non-core businesses. In 2001, investments were at a low level, basically covering maintenance investments and some minor projects.

Cash, Short-Term and Long-Term Borrowings

Hydro uses a centralized approach to cash management and the financing of its operations. As a result, Hydro Agri's operations have not had separate funds or external financing. Cash and cash

equivalents in the consolidated financial statements primarily represent cash held by the parent company and certain foreign units serving as local finance centers operating within the Hydro Group. Similarly, short and long-term borrowings mainly consisted of the indebtedness of the parent company (Norsk Hydro ASA), a significant portion of which is denominated in U.S. dollars.

As noted in the discussion under "Basis of Presentation of Hydro Agri Carve-Out Financial Statements," elements of cash and indebtedness have been allocated to Hydro Agri in the Hydro Agri Carve-Out Financial Statements. The level of cash deemed necessary to conduct Hydro Agri's operations has been estimated to be an average amount of NOK 800 million. The level of net interest-bearing debt has been determined to be NOK 8,500 million. Based on these amounts, the level of gross interest-bearing debt is NOK 9,300 million and this amount has been allocated for all periods in the financial statements. The corresponding financial income has been calculated by assuming an interest rate on the cash equal to the interest rate on Hydro's NOK current accounts in banks in the same period. The interest rate used to calculate the interest expense for Hydro Agri's allocated interest-bearing debt is equal to the average interest rate for Hydro's interest-bearing debt for the relevant period. In addition, Hydro Agri has been allocated a share of Hydro's currency gains and losses for the relevant periods based on the gross interest-bearing debt of NOK 9,300 million. Further information on Hydro's interest-bearing debt can be found in Part IV of this Information Memorandum, "Hydro—Management's Discussion and Analysis of Financial Condition and Results of Operations."

Hydro Agri will seek external financing from financial institutions prior to the Demerger. For the period from October 1, 2003 to the Completion Date of the Demerger, Hydro will continue to finance Hydro Agri's operations. Hydro Agri's external financing, when arranged, is expected to be mainly U.S. dollar-denominated.

Contractual Obligations and Commercial Commitments

A summary of Hydro Agri's total contractual obligations and commercial commitments to make future payments is presented below.

Contractual obligations		Payments due by Period		
NOK million	Total	1-3 Years	4-5 Years	Thereafter
Capital lease obligations	2	1	1	—
Operating lease obligations	1,159	628	303	228
Unconditional purchase obligations	6,957	4,052	1,365	1,540
Total contractual cash obligations	8,118	4,681	1,669	1,768

In addition, Hydro Agri's other commercial commitments include guarantees and contractual commitments for future investments. Guarantees, including letters of credit, stand-by letters of credit, performance bonds and payment guarantees as of December 31, 2002, amounted to approximately NOK 2.78 billion. Contractual commitments for investments in property, plant and equipment, and other future investments as of December 31, 2002 amounted to NOK 511 million.

Dividend Policy

Although ultimately a matter for the AgriHold Board of Directors to determine, Agri's management will aim to have AgriHold pay dividends to shareholders at a minimum rate of 30% of net income as an average over the business cycle. With respect to any one year, the aggregate dividend distributed to shareholders may be lower or higher than 30% of net income. In all events, payment of dividends will be dependent on Agri's future earnings, cash flows and financial condition, as well as other factors deemed relevant by the AgriHold Board of Directors.

Capital Expenditures

NOK million	Nine Months Ended September 30, 2003	2002	Year Ended December 31, 2002	2001	2000
Maintenance investments and smaller upgrades	478	338	654	615	697
Acquisitions, upgrading and growth projects	322	552	895	211	638
Total investments	800	890	1,549	826	1,335

A significant part of Hydro Agri-related capital expenditures in the three-year period ended December 31, 2002 related to minor and medium-sized operational projects in Hydro Agri's various plants and market units. These projects were for maintenance investments, smaller upgrades and expansion of facilities. Over a longer historical period, the annual level of these types of investments has been in the range of NOK 600-800 million. Hydro Agri's management believes that this level represents normal expenditures to maintain and make necessary improvements to existing facilities over time.

Three major projects have been implemented during the periods for which financial statements are presented and are reflected in the preceding table.

- In 2000, Hydro Agri acquired a majority position in Trevo, a fertilizer company in Brazil. After increasing Hydro Agri's equity interest in Trevo in 2001 and 2002, Hydro now owns approximately 95.9%. As of September 30, 2003, the total investment in Trevo was NOK 578 million.

- Hydro Agri has entered into a joint venture in Chile as part of the strategy to strengthen its specialty fertilizer operations. Through this joint venture, Hydro Agri indirectly owns approximately 6% of the shares in SQM, a Chilean company with a strong position in nitrate and potassium-based specialty products. As of September 30, 2003, the total investment in the joint venture was NOK 465 million.

- In 2002 and 2003, Hydro Agri upgraded the power production and distribution system at the Sluiskil site in Holland. The program comprised construction of a new steam-based power plant, connection to the local grid and upgrade of the on-site power distribution system. As of September 30, 2003, the total investment in the upgrade of the power production and distribution system at Sluiskil was NOK 394 million, representing approximately 80% of the projected total investment when the project is completed.

In addition to these projects, medium-sized revamping and upgrading projects have been implemented in some of the plants. The focus has been on improving the energy efficiency, flexibility and uptime.

Through the first nine months of 2003, the investment level was NOK 800 million, NOK 90 million lower than in the corresponding period of the prior year.

Material Commitments for Capital Expenditures

Hydro Agri has no material commitments linked to specific projects under construction. As noted above, Hydro Agri estimates that the annual base level for maintaining its present operations is in the range of NOK 600-800 million. Agri's investment level is expected to increase following the Demerger, reflecting Agri's desire to take an active part in the expected consolidation of the fertilizer industry. Consequently, management expects future levels of capital expenditures to be higher than the historical average.

Research and Development

Hydro Agri engages in R&D in order to maintain its competitive position and to develop new products and processes. Hydro Agri spent approximately NOK 176 million, NOK 162 million and

NOK 152 million during 2002, 2001 and 2000, respectively, on such activities. R&D activities in 2002 relating to fertilizer operations included process and technology developments aimed at optimization and cost reduction, and product R&D targeting new, innovative products and strategies for customers in selected markets. R&D activities relating to industrial products have focused on application and product development, including projects relating to environmental issues.

Risk Management

The discussion below of the methods used by Hydro Agri to analyze and mitigate risks should not be considered as projections of future events or losses. Risk management in Hydro Agri is based on the principle that risk evaluation is an integral part of all business activities. Procedures for monitoring risks, assessing appropriate risk levels and mitigating risk are in place. The main risk categories are:

- Business strategy – including events that may affect Hydro Agri's growth potential, reputation and brand;
- Financial risks – including commodity price, currency and interest rate risks; and
- Health, security, safety, environmental issues and potential impact on communities.

The derivative financial and commodity instruments that Hydro Agri uses to manage its primary market risks are as follows:

- Forwards: foreign currency;
- Options: foreign currency; and
- Swaps: Ammonia, foreign currency, interest rate.

For accounting purposes, unless otherwise disclosed below, financial and commodity instruments are marked to market with the resulting gain or loss reflected in earnings. The use of such financial and commodity instruments can result in volatility in earnings since the associated gain or loss on the related transactions may be reported in earnings in different periods.

Commodity Price Risks

A major portion of Hydro Agri's operating revenues is derived from the sale of ammonia, urea and other fertilizers that may generally be classified as commodities. Hydro Agri also purchases natural gas and other hydrocarbons and electricity. The prices of these commodities can be volatile, creating fluctuations in Hydro Agri's earnings. To manage this risk, Hydro Agri's financial policy prioritizes financial strength (i.e., a satisfactory debt/equity ratio and liquidity reserve). The following discussion highlights Hydro Agri's main commodity price risks.

Natural Gas and Refined Oil Products

Hydro Agri's principal purchased commodity price risk is its exposure to the price of natural gas in Europe. Hydro Agri currently has long-term contracts for the supply of natural gas to its European production facilities. The pricing under these contracts is related to market prices and, therefore, Hydro Agri is exposed to changes in the price levels in Europe for natural gas. One natural gas supplier has recently advised Hydro of an increase in price as of 2004. The matter is under discussion with the supplier, and there is no assurance that these discussions will not adversely affect Hydro Agri's results in the future.

The principal strategy for dealing with this risk has been geographical diversification in the supply of products. Hydro Agri has production facilities outside of Europe, in the Caribbean, and the Middle East. Hydro Agri and its partially owned facilities in Trinidad and Tobago purchase natural gas from the National Gas Company of Trinidad and Tobago under long-term contracts that were entered into when the facilities were constructed. These contracts will expire at the end of 2003. Negotiations are taking place to secure a new long-term supply agreement, but there is no assurance that such agreement

will be on terms that will allow for continuation of historical results from these facilities. The Qafco production facilities are exposed to Middle East natural gas prices, although such prices are generally lower than and less volatile than the other areas in which Hydro Agri operates. The current supply agreements for the Trinidad and Qafco facilities are at defined long-term prices not linked to international energy market parameters.

The historical linkage between the price of natural gas and the price for ammonia and urea provides another moderating factor for this risk, since the price of Hydro Agri's own products has tended to rise when the price of natural gas rises for a sustained period.

The oil feedstock for the ammonia production facility in Germany is of a special quality that does not closely follow world prices for crude oil.

Finished Fertilizer Products

Hydro Agri has a fundamental long position in its production facilities for fertilizer products. The competitiveness of Hydro Agri's production system is Hydro Agri's main commodity risk. Key sensitivities have been described above.

In addition, Hydro Agri distributes large quantities of fertilizers purchased from third parties. These products are purchased at market prices. To the extent that the market price for such products decreases between the time that they are purchased and sold, Hydro Agri is at risk for such movements. Hydro Agri uses its large logistics network and its marketing system to avoid being at risk for large quantities of purchased products for significant periods of time.

Foreign Currency Exchange Rate Risk

Prices of Hydro Agri's most important products are denominated or determined in U.S. dollars. Outside the United States, local prices are, in general, agreed upon and invoiced in local currency. Accordingly, there is a time lag before a change in the U.S. dollar exchange rate will affect local prices. Several factors affect the length of the lag. It may take between three and 12 months before a change in the U.S. dollar value fully affects the price in local currency.

Raw materials costs, as is the case with operating revenues, are generally U.S. dollar-based. The impact on raw materials costs of a change in the U.S. dollar exchange rate is generally more direct than for operating revenues, with an estimated time lag of less than three months. Fixed costs are denominated in local currencies, but in some emerging markets fixed costs are partly linked to the U.S. dollar.

To reduce the long-term effects of fluctuations in U.S. dollar exchange rates, Agri intends to incur most of its debt in U.S. dollars upon completion of the Demerger. However, this will only serve to partially offset Agri's exposure to fluctuations in U.S. dollar exchange rates. Agri will also establish debt in different local currencies to finance local currency-exposed business positions. In addition to some major European currencies, local debt will be established in emerging markets.

Agri's pre-tax operating income will likely increase when the U.S. dollar appreciates against European currencies, whereas financial expense, including interest expense and net foreign currency losses, is likely to be negatively affected. In addition, changes in the exchange rate of local currencies to Norwegian kroner for subsidiaries outside of Norway may influence the results of operations.

Agri will employ different financial instruments, including swaps, forward contracts or options, to mitigate the currency exposure of the debt portfolio. These instruments will be used as tools to optimize cash management, raise capital in the most favorable market, and achieve the desired currency composition in the financial portfolio.

Forward contracts will also be used to hedge financial transaction exposure. As of September 30, 2003, Hydro Agri had entered into forward contracts with a nominal value amounting to about NOK 1,080 million. These are mainly contracts through which Hydro Agri subsidiaries in emerging markets have endeavored to balance out their local currency exposure against the U.S. dollar.

Interest Rate Risk

Agri will be exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund its business operations. Agri intends to maintain a high ratio of long-term, fixed-rate debt, as a proportion of its total debt, with an even debt repayment schedule and adequate resources to allow for financial flexibility. Hydro Agri periodically uses derivative financial instruments such as foreign currency and interest rate swaps to manage its exposure to interest rate risks.

Credit Risk

Internal policies are established to limit credit risk by setting limits for counter-party risks and insurance of risks, and developing procedures for monitoring exposures. Furthermore, the risk level is reduced through a diversified customer base representing various geographic areas. Credit risk arising from the inability of the counter-party to meet the terms of Hydro Agri's derivative financial instrument contracts is generally limited to amounts, if any, by which the counter-party's obligations exceed Hydro Agri's obligations. Agri's policy will be to enter into derivative financial instruments with various international banks with established limits for transactions with each institution. Therefore, Agri does not expect to incur material credit losses on its risk management or other derivative financial instruments.

Financial or Commodity Derivative Instruments

Since Hydro Agri does not hold material financial or commodity derivative investments, no sensitivity analysis of such investments or instruments is presented. The actual currency risks involved in the conduct of Hydro Agri's business are discussed and quantified above. Actual commodity pricing risks are not the subject of material derivative activities beyond instruments relating to hedging of emerging market currencies, as described above. However, Hydro Agri will maintain flexibility to hedge its exposure relating to fertilizer prices, energy costs and currency exchange rates in the future.

Reconciliation of EBITDA to Operating Income

The tables below provide a reconciliation of EBITDA to operating income, by operating segment breakdown, for the financial periods presented in the Hydro Agri Carve-Out Financial Statements.

Nine Months Ended September 30, 2003

NOK million	Operating Income	Non-cons. Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort.	EBITDA
Upstream	736	278	4	—	—	1,018	392	1,410
Downstream	1,014	82	129	1	—	1,226	306	1,532
Industrial	333	3	7	2	23	368	173	541
Other and eliminations	(254)	—	(7)	—	17	(244)	1	(243)
Total Hydro Agri	1,829	363	133	3	40	2,368	872	3,240

Nine Months Ended September 30, 2002

NOK million	Operating Income	Non-cons. Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort.	EBITDA
Upstream	573	(57)	1	—	25	542	497	1,039
Downstream	1,137	34	137	1	91	1,400	302	1,702
Industrial	455	5	11	—	25	496	176	672
Other and eliminations	(214)	1	12	37	1	(163)	—	(163)
Total Hydro Agri	1,951	(17)	161	38	142	2,275	975	3,250

Year Ended December 31, 2002

NOK million	Operating Income	Non-cons. Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort.	EBITDA
Upstream	585	12	5	—	25	627	640	1,267
Downstream	1,315	36	175	3	91	1,620	396	2,016
Industrial	491	9	15	—	25	540	257	797
Other and eliminations	(248)	—	11	36	1	(200)	(2)	(202)
Total Hydro Agri	2,143	57	206	39	142	2,587	1,291	3,878

Year Ended December 31, 2001

NOK million	Operating Income	Non-cons. Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort.	EBITDA
Upstream	1,037	290	28	—	—	1,355	699	2,054
Downstream	1,073	36	333	1	—	1,443	585	2028
Industrial	377	4	17	1	(53)	346	306	652
Other and eliminations	(424)	—	(14)	42	—	(396)	7	(389)
Total Hydro Agri	2,063	330	364	44	(53)	2,748	1,597	4,345

Year Ended December 31, 2000

NOK million	Operating Income	Non-cons. Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort.	EBITDA
Upstream	1,128	416	8	—	—	1,552	590	2,142
Downstream	284	32	329	3	—	648	580	1,228
Industrial	319	33	11	(1)	—	362	358	720
Other and eliminations	(208)	(131)	(61)	2	—	(398)	65	(333)
Total Hydro Agri	1,523	350	287	4	—	2,164	1,593	3,757

The table below provides a reconciliation of the EBITDA figures presented throughout the preceding discussion in this section of the Information Memorandum with net income.

Reconciliation of EBITDA to Net Income

NOK million	Nine months ended September 30, 2003	Nine months ended September 30, 2002	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
EBITDA Upstream	1,410	1,039	1,267	2,054	2,142
EBITDA Downstream	1,532	1,702	2,016	2,028	1,228
EBITDA Industrial	541	672	797	652	720
EBITDA Other and eliminations	(243)	(163)	(202)	(389)	(333)
Total EBITDA Hydro Agri	3,240	3,250	3,878	4,345	3,757
Depreciation	(837)	(878)	(1,183)	(1,580)	(1,643)
Amortization of excess value of non-consolidated investees	(35)	(97)	(108)	(17)	50
Interest expense	(499)	(484)	(655)	(685)	(720)
Capitalized interest	14	—	9	1	—
Net foreign exchange gains/(losses)	77	481	670	(77)	(126)
Other net cost	(39)	(35)	(40)	(4)	(52)
Income before tax and minority interest	1,921	2,237	2,571	1,983	1,266
Taxes	(637)	(734)	(845)	(599)	(365)
Minority interest	(19)	1	(11)	85	55
Net income	1,265	1,504	1,715	1,469	956

The following table provides a reconciliation of operating income to gross cash flow.

Reconciliation of Operating Income to Gross Cash Flow

NOK million	Nine months ended September 30, 2003	Nine months ended September 30, 2002	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Operating income	1,829	1,951	2,143	2,063	1,523
+ Equity in net income of non-consolidated investees	363	(17)	57	330	350
+ Interest income	133	161	206	364	288
+ Net gain on securities	2	1	1	2	(2)
+ Dividend received	1	37	38	42	5
+ Other income	40	142	142	(53)	—
+ Depreciation, depletion and amortization	837	878	1,183	1,580	1,643
+ Amortization of excess value for non-consolidated investees	35	97	108	17	(50)
= EBITDA	3,240	3,250	3,878	4,345	3,757
- Tax expense	(637)	(734)	(845)	(599)	(365)
= Gross Cash Flow	2,603	2,516	3,033	3,746	3,392

The following table presents a reconciliation of total assets to gross investments.

Reconciliation of Total Assets to Gross Investments

NOK million	Nine months ended September 30, 2003	Nine months ended September 30, 2002	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Total assets	25,196	22,401	22,020	25,908	29,057
Deferred tax assets	(466)	(83)	(408)	(57)	(85)
Other current liabilities	(5,551)	(4,635)	(4,640)	(4,969)	(6,406)
Accumulated depreciation property, plant and equipment	16,983	16,123	15,337	16,626	17,119
Accumulated depreciation of goodwill and intangible assets	378	351	345	514	546
Accumulated amortization of goodwill and excess value in non-consolidated investees	113	98	95	121	113
Gross Investment	36,653	34,255	32,749	38,143	40,344

MANAGEMENT OF AGRIHOLD FOLLOWING THE DEMERGER

After the Demerger, AgriHold's management will be vested in AgriHold's new board of directors ("AgriHold's Board of Directors") and its President and Chief Executive Officer. The President and Chief Executive Officer will be responsible for the day-to-day management of AgriHold in accordance with the instructions, policies and operating guidelines set out by AgriHold's Board of Directors.

Board of Directors

AgriHold's current Board of Directors, which is currently identical to the present Hydro Board of Directors, has been elected as an interim board. This board will be replaced by a new board at the Completion Date of the Demerger. See Part IV of this Information Memorandum, "Management of Hydro Following the Demerger" for a description of the current board.

AgriHold's Articles of Association require that AgriHold's Board of Directors consist of a minimum of three and a maximum of 10 members. The shareholder-elected members of AgriHold's Board of Directors will be elected by the general meeting. Members of AgriHold's Board of Directors serve two-year terms.

Following the Demerger, the new AgriHold Board of Directors will consist of eight members, of whom five members shall be elected by the shareholders and three members shall be elected by the employees. Hydro's shareholders will be invited at Hydro's extraordinary general meeting to designate by simple majority vote five individuals (proposed by the nomination committee of Hydro) to serve as members of the AgriHold Board of Directors. At the extraordinary general meeting of AgriHold to be held immediately following Hydro's extraordinary general meeting, Hydro, as the sole shareholder of AgriHold, will elect such nominees to serve as members of AgriHold's Board of Directors, effective immediately after consummation of the Demerger. A proposal in this regard is expected to be announced by Hydro's nomination committee in early January 2004. AgriHold's executive management will not be represented on AgriHold's Board of Directors. The three employee-elected directors are expected to be elected by and among the employees of the Norwegian Agri Companies prior to consummation of the Demerger in accordance with the Regulation Relating to Employee Representation, dated December 18, 1998, and a consent given by the Norwegian Industrial Democracy Board (*Bedriftsdemokratinemnda*).

AgriHold and the employees of Hydro Agri have agreed not to establish a corporate assembly under the Norwegian Public Limited Companies Act. AgriHold's Board of Directors will thus assume all responsibilities otherwise attributable to the corporate assembly.

Audit and Compensation Committees

AgriHold's new Board of Directors will decide whether or not AgriHold will have an audit and/or compensation committee after the consummation of the Demerger.

Nomination Committee

AgriHold will have a nomination committee consisting of four members elected by the general meeting. The procedure for designation and election of the individuals who will first serve in such positions will be the same as for election of new shareholder representatives on AgriHold's Board of Directors, as described above.

The President and Chief Executive Officer and Senior Management

The President and Chief Executive Officer, which is a formal corporate position under Norwegian corporate law, is responsible for the day-to-day management of AgriHold.

Eivind Reiten is currently President and Chief Executive Officer of AgriHold ASA. He will be replaced by Thorleif Enger on the Completion Date of the Demerger.

Certain information about AgriHold's senior management after the Demerger is provided below.

Name	Place of residence	Age	Position
Thorleif Enger	Oslo, Norway	60	President and Chief Executive Officer
Daniel Clauw	Fourqueux, France	53	Senior Vice President and Chief Operating Officer
Hallgeir Storvik	Asker, Norway	44	Senior Vice President and Chief Financial Officer
Anne Grethe Dalane	Oslo, Norway	43	Senior Vice President and Chief Personnel Officer
Sven Ombudstvedt	Drøbak, Norway	37	Senior Vice President, Upstream
Tor Holba	Brussels, Belgium	47	Senior Vice President, Downstream
Jon Reutz	Fjellhamar, Norway	55	Senior Vice President, Industrial
Kendrick T. Wallace	Oslo, Norway	58	Senior Vice President and Chief Legal Officer
Arne Cartridge	Sandefjord, Norway	44	Senior Vice President and Chief Communications Officer

Thorleif Enger. Dr. Enger is designated as President and Chief Executive Officer of AgriHold. He has served as Executive Vice President of Hydro Agri since 1997. Employed at Hydro since 1973, Dr. Enger has held numerous positions. Most recently, he served as President of Hydro's Exploration & Production Division from 1987 to 1996, and Project Director of the Oseberg field from 1982 to 1986. Prior to 1973, he served as a senior research engineer for the Shell Development Company in the United States. Dr. Enger was educated at the University of Colorado in the United States, receiving bachelors, masters and doctorate degrees in the areas of engineering and structural mechanics. Dr. Enger currently serves as the Chairman of the Board of Telenor.

Daniel Clauw. Mr. Clauw is designated as Senior Vice President and Chief Operating Officer of AgriHold. He has served as Chief Operating Officer of Hydro Agri since 2001. Previously, he served as President of Hydro Plant Nutrition from 2000 to 2001, Head of Markets in Europe and North America from 1999 to 2000, and Head of Africa and Latin America for Hydro Agri International (France) from 1995 to 1999. He was a private entrepreneur in the Caribbean from 1978 to 1985, and in Africa from 1985 to 1995. He started his career in the fertilizer industry as Production Manager for Gardinier (France) from 1972 to 1978. Mr. Clauw graduated with university degrees in chemistry and physics in France and with a financial degree from IFG Paris.

Hallgeir Storvik. Mr. Storvik is designated as Senior Vice President and Chief Financial Officer of AgriHold. He has served as Chief Financial Officer of Hydro Agri since April 2000. He was employed by Hydro in 1984, and most recently, had responsibility for the Hydro Agri part of the strategy work that led to the conclusion that Hydro Agri would undertake a major turnaround program in order to improve the value of the Hydro Agri business from 1999 to 2000. Mr. Storvik also served as the CFO of the Hydro Agri International division from 1995 to 1999, with responsibility for developing a risk management system for the growing fertilizer business outside of Europe. Mr. Storvik graduated from the Norwegian School of Business Economics Administration in Bergen.

Anne Grethe Dalane. Ms. Dalane has served as Senior Vice President and Chief Personnel Officer of Hydro Agri since September 2003. Employed at Hydro since 1984, Ms. Dalane has held numerous financial positions. Most recently, she served as Vice President, Human Resources, for Hydro Oil and Energy from 2001 to 2003, Vice President, Corporate Strategy, from 2000 until 2001, and Vice President, Finance, of Oil and Gas, Norway, from 1996 to 1999. Ms. Dalane graduated from the Norwegian School of Business Economics Administration in Bergen and is also a Certified Financial Analyst.

Sven Ombudstvedt. Mr. Ombudstvedt has served as Senior Vice President, Upstream, since September 2003. Previously, he served as Senior Vice President, Corporate Strategy, for the Hydro Group from 2002 to 2003, and as deputy to Hydro Agri's Chief Operating Officer from 2000 to 2002, with main responsibilities for commercial strategy and industrial restructuring. Prior to 2000, he served in several senior positions in Hydro Agri's European operations between 1993 and 1999, and as a senior systems analyst on several large projects from 1991 to 1993. Mr. Ombudstvedt earned a Bachelor of Business Administration from Pacific Lutheran University in Tacoma, Washington and a Master of International Management from the American Graduate School of International Management (Thunderbird) in Glendale, Arizona.

Tor Holba. Mr. Holba has served as Senior Vice President, Downstream, since September 2003. He has held numerous positions in Hydro since 1981. From 2001 to 2003, he served as Senior Vice President of Global Supply Chain Management. From 2000 to 2001, he served as President of Trevo. From 1998 to 2000, he served as head of Business Unit Latin America. From 1993 to 1997, he served as President of Hydro Agri Mexico. From 1991 to 1993, he served as Regional Marketing Director for Asia and Managing Director of Hydro (Far East) Ltd. Mr. Holba was educated at the Norwegian Institute of Technology, receiving an MSc in Mechanical Engineering.

Jon Reutz. Mr. Reutz is designated as Senior Vice President, Industrial. He has served as Senior Vice President, Gas and Chemicals Division from 2000 to 2003, President of the Industrial gas group, Hydrogas, from 1991 to 2000, Managing Director of Hydrogas Norway from 1988 to 1992, and in various sales and management positions in the Industrial area from 1979 to 1988. He was employed by Saga Petrochemicals in various development and sales support management functions from 1975 to 1979. He obtained an MSc degree in Industrial Chemistry from the Technical University of Norway.

Kendrick T. Wallace. Mr. Wallace is designated as Senior Vice President and Chief Legal Officer of AgriHold. He has served as Vice President and General Counsel, Norsk Hydro Americas, Inc., the Hydro corporate center for North, Central and South America and the Caribbean, from 1997 to 2003. Previously, he was a partner in the law firm of Bryan Cave LLP and predecessor firms in Kansas City, Missouri, United States from 1976 to 1997. He received his bachelor of arts degree from California State University at Long Beach and his Juris Doctor degree from the Harvard Law School. He is admitted to the bar in the States of Colorado and Missouri.

Arne Cartridge. Mr. Cartridge is designated as Senior Vice President and Chief Communications Officer of AgriHold. From 1996 to 2003, Mr. Cartridge worked for Telenor, Norway's largest telecommunication company, where he served as the head of public relations and public affairs. Prior to his association with Telenor, Mr. Cartridge worked for three years as the head of daily operations and business development for one of Norway's leading communications agencies, Gazette. Before that he was employed as a marketing manager and director of communications of Digital Equipment Corp. and a public relations consultant and journalist in Publicity AS and Informativ AS. Mr. Cartridge has a Bachelor of Science degree in International Politics and Middle East History from the University of Bergen.


Chief Executive Officer
Thorleif Enger
SVP Legal
Kendrick T. Wallace
SVP Communication
Arne Cartridge
Chief Financial Officer
Hallgeir Storvik
Chief Operating Officer
Daniel Clauw
Chief Personnel Officer
Anne Grethe Dalane
Upstream Operations
Sven Ombudstvedt
Downstream Operations
Tor Holba
Industrial
Jon Reutz

Compensation to AgriHold's Board of Directors and Management

Members of AgriHold's interim Board of Directors will not receive any remuneration.

After consummation of the Demerger, remuneration of AgriHold's new Board of Directors will be determined at AgriHold's annual general meeting.

The salary and other benefits for Thorleif Enger, the President and Chief Executive Officer, will be determined by the new AgriHold Board of Directors. Mr. Enger's salary and other benefits totaled NOK 3,555,000 in 2002. In 2002 he received a bonus of NOK 306,000 in connection with achieved performance targets for Hydro Agri in 2001. Mr. Enger's current salary, excluding other benefits, is NOK 3,300,000 per year. In 2003, he received a bonus for 2002 in the amount of NOK 572,000.

Employee Incentive Plan

The terms of any employee incentive plans adopted by Agri will be decided by AgriHold's new Board of Directors.

Employee Loans

The employees that are being transferred to Agri in connection with the Demerger have, as employees of Hydro, been offered loans on favorable terms from Hydro. AgriHold will not continue this loan scheme, but is working on entering into an agreement with a bank to offer Agri employees the opportunity to transfer their loans from Hydro to such bank on favorable terms. It may be necessary for AgriHold to guarantee some of these loans, but this has not yet been decided.

Hydro has extended a loan to Thorleif Enger with an outstanding amount of NOK 662,934 as of November 1, 2003. This loan will be repaid in connection with the consummation of the Demerger.

Share Ownership of the Members of the Board, the Chief Executive Officer and Senior Management

As of the date of this Information Memorandum, none of the members of AgriHold's Board of Directors, nor the President and Chief Executive Officer or other key executive officers of AgriHold, own AgriHold Shares. Based on their ownership of Hydro Shares, on the Completion Date of the Demerger, the President and Chief Executive Officer and other senior management will own the following number of AgriHold Shares (assuming their shareholding in Hydro remains the same until the Completion Date):

Name	Number of shares
Thorleif Enger	13,864
Daniel Clauw	—
Hallgeir Storvik	134
Anne Grethe Dalane	333
Sven Ombudstvedt	26
Tor Holba	130
Jon Reutz	343
Kendrick T. Wallace	100
Arne Cartridge	—

DESCRIPTION OF THE SHARES AND SHARE CAPITAL OF AGRIHOLD FOLLOWING THE DEMERGER

The following is a summary of material information relating to AgriHold's share capital after the Demerger, including summaries of certain provisions of AgriHold's Articles of Association and applicable Norwegian law in effect as of the date of this Information Memorandum, including the Norwegian Public Limited Companies Act. The summary does not purport to be complete and is qualified in its entirety by AgriHold's Articles of Association and Norwegian law.

AgriHold is a public limited company organized under the laws of Norway with its registered office at Bygdøy allé 2, 0240 Oslo, Norway. AgriHold was incorporated on November 10, 2003, and registered in the Norwegian Register of Business Enterprises on November 12, 2003. Its registration number in the Norwegian Register of Business Enterprises is 986 228 608, and the AgriHold Shares are registered in the Norwegian Central Securities Depository (known as *"Verdipapirsentralen"* or *"VPS")* under ISIN NO 001 020 805.1.

Stock Exchange Listing and American Depositary Receipts

After the Demerger, the AgriHold Shares will be listed on the Oslo Stock Exchange. AgriHold has not applied for listing on any other stock exchange. AgriHold intends to set up a sponsored Level I ADR facility. An ADR is the physical certificate that evidences any number of ADSs. Each ADS will represent rights attributable to one AgriHold Share. The ADSs will not be listed anywhere at the time of consummation of the Demerger.

Share Capital

After the Demerger, AgriHold will have a share capital of NOK 543,052,403, divided into 319,442,590 shares, each with a par value of NOK 1.70 per share.

There are no outstanding options, warrants, convertible loans or other instruments which would entitle the holder of any such securities to require that AgriHold issue any AgriHold Shares.

Subscription Rights Certificates

As a result of the Demerger, 83 holders of unredeemed Hydro "founder certificates" and 4,343 holders of unredeemed Hydro "subscription certificates" will become holders of identical AgriHold certificates.

According to AgriHold's Articles of Association, holders of unredeemed Hydro "founder certificates" and "subscription certificates" hold a special position upon changes in AgriHold's share capital. The Articles of Association provide that if the share capital is increased and provided the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved for such holders in connection with each such capital increase, on the conditions stipulated by the AgriHold Board of Directors, for up to:

- 0.83% of the increase for holders of the 83 unredeemed founder certificates, and
- 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to AgriHold.

Authorizations to the Board

AgriHold's strategy will include making selective investments and evaluating strategic acquisition opportunities on a case-by-case basis with the aim to strengthen AgriHold's business position. In order to contribute to AgriHold's financial flexibility in this regard, as well as to enable AgriHold's Board of

Directors to establish share-based compensation systems, Hydro's Board of Directors will propose to Hydro's extraordinary general meeting that it approve the grant of authority to AgriHold's Board of Directors, for a period starting upon consummation of the Demerger and ending two years after this authority is given to AgriHold's Board of Directors, to issue up to 15 million new AgriHold Shares. If this proposal is approved by at least two-thirds of the votes cast at Norsk Hydro ASA's extraordinary general meeting, Norsk Hydro ASA will, as the sole shareholder of AgriHold, approve the grant of such authority to AgriHold's Board of Directors at an extraordinary general meeting of AgriHold.

AgriHold's Board of Directors will not have authority to acquire treasury shares.

Limitations on the Right to Own and Transfer Shares

There are no restrictions affecting the right of Norwegian or non-Norwegian residents or citizens to own AgriHold Shares.

AgriHold's Articles of Association do not contain any provisions restricting the transferability of shares.

Voting Rights

All of the AgriHold Shares have an equal right to vote at general meetings. In general, decisions that shareholders are entitled to make under Norwegian law or AgriHold's Articles of Association may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are elected. However, certain decisions, including resolutions to authorize an increase or reduction in AgriHold's share capital, to waive preferential rights in connection with any share issue, to approve a merger or demerger and to amend AgriHold's Articles of Association, must receive the approval of at least two-thirds of the aggregate number of votes cast at the general meeting at which any such action is before the shareholders for approval. There are no quorum requirements at general meetings.

In order to attend and vote at an AgriHold annual or extraordinary general meeting, shareholders must notify AgriHold of their attendance by the date stipulated in the notice of such general meeting, which date may be no earlier than five days prior to the meeting. In general, in order to be entitled to vote, a shareholder must be registered as the owner of shares in the share register kept by the Norwegian Central Securities Depository, referred to as the VPS System (described below), or, alternatively, report and show evidence of the shareholder's share acquisition to AgriHold prior to the general meeting. Beneficial owners of shares that are registered in the name of a nominee are generally not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such shares as nominees. The beneficial owner of AgriHold ADSs is, therefore, only able to vote at meetings by surrendering such holder's ADSs, withdrawing the holder's shares from the AgriHold ADR Depositary and registering the holder's ownership of such shares directly in AgriHold's share register in the VPS System. Alternatively, an AgriHold ADS holder may instruct the AgriHold ADR Depositary to vote the AgriHold shares underlying the ADSs on behalf of the holder, provided that the AgriHold ADS holder instructs the AgriHold ADR Depositary to execute a temporary transfer of the underlying shares in the VPS System to the beneficial owner. Similarly, a beneficial owner of shares registered through other VPS-registered nominees may not be able to vote the beneficial owner's shares unless ownership is re-registered in the name of the beneficial owner prior to the relevant shareholders' meeting.

General Meetings

In accordance with Norwegian law, the annual general meeting of AgriHold's shareholders is required to be held each year on or prior to June 30. Norwegian law requires that written notice of general meetings be sent to all shareholders whose addresses are known at least two weeks prior to the date of the meeting. A shareholder may vote at the general meeting either in person or by proxy.

Although Norwegian law does not require AgriHold to send proxy forms to AgriHold's shareholders for general meetings, AgriHold plans to include a proxy form with notices of general meetings. In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the AgriHold Board of Directors. An extraordinary general meeting must also be convened for the consideration of specific matters at the written request of AgriHold's auditors or shareholders representing a total of at least 5% of the share capital.

The VPS System and Transfer of Shares

The VPS System is Norway's paperless centralized securities registry. The VPS System is owned by a public company and operates under a license from the Ministry of Finance. The ownership of, and all transactions relating to, Norwegian listed shares must be recorded in a licensed securities registry. AgriHold's share register is operated through the VPS System.

All transactions relating to securities registered with the VPS System are made through computerized book entries. No physical share certificates are or can be issued. The VPS System confirms each entry by sending a transcript to the registered shareholder, regardless of beneficial ownership. To effect these entries, the individual shareholder must establish a securities' account with a Norwegian account agent unless the individual's shares are registered in the name of a nominee, for instance the AgriHold ADR Depositary. Norwegian banks, the Central Bank of Norway, authorized investment firms in Norway, bond-issuing mortgage companies, management companies for securities funds (insofar as units in securities funds they manage are concerned), and Norwegian branches of credit institutions established within the European Economic Area ("EEA") are allowed to act as account agents.

The entry of a transaction in the VPS System is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the subject security. The VPS System is strictly liable for any loss resulting from an error in connection with registering, altering or cancelling a right, except in the event of contributory negligence, in which event compensation owed by the VPS System may be reduced or withdrawn. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to his or her shares unless that transferee or assignee has registered his or her shareholding or has reported and shown evidence of such share acquisition and the acquisition of such shares is not prevented by law, AgriHold's Articles of Association or otherwise.

Amendments to AgriHold's Articles of Association, including Variation of Rights

The affirmative vote of two-thirds of the votes cast at a general meeting is required to amend AgriHold's Articles of Association. Any amendment which would reduce any shareholder's right in respect of dividend payments or other rights to AgriHold's assets, or restrict the transferability of shares, requires the affirmative vote of at least 90% of the votes cast at the general meeting. Certain types of changes in the rights of AgriHold's shareholders require the consent of all affected shareholders as well as the vote normally required to amend AgriHold's Articles of Association.

Additional Issuances and Preferential Rights

If AgriHold issues any new shares, including bonus share issues, AgriHold's Articles of Association must be amended, which requires the same vote as other amendments to AgriHold's Articles of Association. In addition, under Norwegian law, AgriHold's shareholders have a preferential right to subscribe to issues of new shares by AgriHold. The preferential rights to subscribe to an issue may be waived by a resolution in a general meeting passed by the same vote required to approve amendments to AgriHold's Articles of Association.

The general meeting may, with a vote as described above, authorize the Board of Directors to issue new shares, and to waive the preferential rights of shareholders in connection with such issuances. Such authorization may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50% of the nominal share capital when the authorization was granted.

The issuance of AgriHold Shares to holders of AgriHold Shares or AgriHold ADSs who are citizens or residents of the United States upon the exercise of preferential rights may require AgriHold to file a registration statement in the United States under U.S. securities laws. If AgriHold decides not to file a registration statement, these holders may not be able to exercise their preferential rights.

Under Norwegian law, bonus shares may be issued, subject to shareholder approval, by transfer from AgriHold's distributable equity or from AgriHold's share premium reserve. Any bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

Minority Rights

Norwegian law contains a number of protections for minority shareholders against oppression by the majority, including, but not limited to those described in this and preceding paragraphs. Any shareholder may petition the courts to have a decision of the AgriHold Board of Directors or general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the company itself. In certain circumstances shareholders may require the courts to dissolve the company as a result of such decisions. Minority shareholders holding 5% or more of AgriHold's share capital have a right to demand that AgriHold hold an extraordinary general meeting to discuss or resolve specific matters. In addition, any shareholder may demand that AgriHold place an item on the agenda for any shareholders' meeting if AgriHold is notified in time for such item to be included in the notice of the meeting.

Mandatory Bid Requirement

Norwegian law requires any person, entity or group acting in concert that acquires more than 40% of the voting rights of a Norwegian company listed on the Oslo Stock Exchange to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. The offer is subject to approval by the Oslo Stock Exchange before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if it is clear that the market price was higher when the 40% threshold was exceeded. A shareholder who fails to make the required offer must, within four weeks, dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the Oslo Stock Exchange may cause the shares exceeding the 40% limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote the portion of his shares that exceed the 40% limit or exercise any rights of share ownership in respect of such shares, unless a majority of the remaining shareholders approve. However, such shareholder retains the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the Oslo Stock Exchange may impose a daily fine upon a shareholder who fails to make the required offer.

Disclosure of Acquisitions and Disposals

A person, entity or group acting in concert that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, reaching, exceeding or falling below the respective thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the share capital has an obligation under Norwegian law to notify the Oslo Stock Exchange immediately. A corresponding disclosure obligation applies with respect to any holder of ADSs who is entitled, upon surrender of the ADSs, to acquire, directly or indirectly, the beneficial ownership of a number of shares that, together with any other shares, additional ADSs representing shares or options to acquire shares held by such holder, in the aggregate, meets, exceeds or falls below these thresholds.

Compulsory Acquisition

A shareholder who, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights of a company has the

right (and each remaining minority shareholder of that company would have the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by the majority shareholder. A compulsory acquisition has the effect of the majority shareholder becoming the owner of the shares of the minority shareholders with immediate effect.

A majority shareholder who effects a compulsory acquisition is required to offer the minority shareholders a specific price per share and to pay the consideration offered to a separate bank account for the benefit of the minority shareholders. The determination of the offer price is at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by the Norwegian courts. The cost of such court procedure would normally be charged to the account of the majority shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.

Rights of Redemption and Repurchase of Shares

AgriHold will not issue redeemable shares. The share capital may be reduced by reducing the par value of the shares. Such a decision requires the approval of two-thirds of the votes cast at a general meeting. Redemption of individual shares requires the consent of the holders of the shares to be redeemed.

A Norwegian company may purchase its own shares if an authorization for the board of directors of the company to do so has been given by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast at the meeting. The aggregate par value of treasury shares so acquired and held by the company must not exceed 10% of the company's share capital, and treasury shares may only be acquired if the company's distributable equity, according to the latest adopted balance sheet, exceeds the consideration to be paid for the shares. The authorization by the general meeting cannot be given for a period exceeding 18 months. At the Completion Date for the Demerger, AgriHold will not have any treasury shares.

Shareholder Vote on Certain Reorganizations

A decision to merge with another company or to demerge requires a resolution of AgriHold's shareholders at a general meeting passed by two-thirds of the aggregate votes cast at the general meeting. A merger plan or demerger plan signed by AgriHold's Board of Directors along with certain other required documentation, would have to be sent to all shareholders at least one month prior to the shareholders' meeting. Any agreement by which AgriHold would acquire assets or services from a shareholder or an affiliate of a shareholder against a consideration exceeding the equivalent of 5% of AgriHold's share capital must be approved by the general meeting. This does not apply to acquisitions of listed securities at market prices or to agreements in the ordinary course of business entered into on normal commercial terms.

Liability of Directors

AgriHold's Board of Directors and the President and Chief Executive Officer owe a fiduciary duty to the company and its shareholders. Such fiduciary duty requires that the board members act in AgriHold's best interests when exercising their functions and exercise a general duty of loyalty and care towards AgriHold. Their principal task is to safeguard the interests of the company.

Members of AgriHold's Board of Directors and the President and Chief Executive Officer may each be held liable for any damage they negligently or willfully cause AgriHold. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided at the general meeting when the decision was taken. If a resolution to grant such exemption from liability or not to pursue claims against such a person has been passed by a general meeting with a smaller majority than that required to amend AgriHold's Articles of Association, shareholders representing more than 10% of the share

capital or, if there are more than 100 shareholders, more than 10% of the shareholders may pursue the claim on AgriHold's behalf and in AgriHold's name. The cost of any such action is not AgriHold's responsibility, but can be recovered from any proceeds AgriHold receives as a result of the action. If the decision to grant an exemption from liability or not to pursue claims is made by such a majority as is necessary to amend the Articles of Association, the minority shareholders cannot pursue the claim in AgriHold's name.

Indemnification of Directors and Officers

Neither Norwegian law nor AgriHold's Articles of Association contain any provision concerning indemnification by AgriHold of AgriHold's Board of Directors.

Distribution of Assets on Liquidation

Under Norwegian law, a company may be wound-up by a resolution of the company's shareholders in a general meeting passed by two-thirds of the aggregate votes cast at the meeting. The shares rank equally in the event of a return on capital by the company upon a winding-up or otherwise.

Summary of AgriHold's Articles of Association that will be in effect after consummation of the Demerger

Name of the company – AgriHold's registered name is AgriHold ASA. AgriHold is a Norwegian public limited company.

Registered office – AgriHold's registered office is in Oslo, Norway.

Objects of the company – The objectives of AgriHold are to engage in industry, commerce and transport and to engage in other activities connected with these objectives. Activities may also proceed through participation in, or in co-operation with, other enterprises.

Share capital – AgriHold's share capital will be NOK 543,052,403 divided into 319,442,590 shares.

Nominal value of shares – The par value of each share will be NOK 1.70.

Board of directors – AgriHold's Articles of Association provide that AgriHold's Board of Directors shall be composed of a minimum of three and a maximum of ten directors.

Annual general meeting – AgriHold's annual general meeting will be held no later than June 30 each year upon at least two weeks' written notice. The meeting will deal with the annual report and accounts, including distribution of dividends, and any other matters as required by law or AgriHold's Articles of Association.

Exchange Controls and Other Limitations Affecting Shareholders of a Norwegian Company

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

TAXATION

This discussion is based on current law and practice that may be subject to amendments. Such amendments could be effective on a retroactive basis. The discussion is intended to serve as a general guideline, and does not provide a complete description of all relevant issues (e.g., for investors for whom special regulations may be applicable). Shareholders should contact their professional tax advisors for advice concerning individual tax consequences.

Effects of the Demerger

For a description of the effects of the Demerger, see Part II of this Information Memorandum.

Tax Position of Norwegian Shareholders

Taxation of Dividends

As a result of the domestic imputation tax credit system, Norwegian resident shareholders will not be taxed on dividends received from Norwegian companies as long as the dividends are distributed in accordance with applicable corporate law.

Capital Gains Tax

Shareholders resident in Norway for tax purposes will be liable for capital gains tax arising from the sale of shares irrespective of the period of time the shares have been held and the number of shares sold. Capital gains are currently taxed as ordinary income at a flat rate of 28%. Correspondingly, losses on the sale of the shares will be deductible against ordinary income.

The capital gain or loss on each share will be equal to the difference between the consideration received and the adjusted base cost as derived from the original shares in Hydro, with subsequent RISK-adjustments. The adjusted base cost is the acquisition price adjusted up or down in accordance with the changes in the company's retained earnings after tax during the time the shareholder has held the share ("RISK adjustment"). The adjustment of the base cost for each tax year is allocated to the owner of the shares on January 1 of the following year (the assessment year).

If a shareholder sells shares acquired at different times and at different cost prices, the shares that were acquired first shall be considered to be the shares first realized ("FIFO" principle).

Costs in connection with both the acquisition and realization of shares are deductible in the year of realization when calculating capital gains or losses.

Net Wealth Taxation

Norwegian resident individual shareholders will be subject to net wealth tax in Norway on their shares. Shareholders that are limited liability companies are not subject to net wealth tax.

The marginal net wealth tax rate for individuals is presently 1.1% of the assessed value. For listed companies, the assessed value equals the quoted share price on January 1 of the year of assessment.

The Norwegian Tax Position of Shareholders Resident in Other Jurisdictions

Taxation of Dividends

The general withholding tax rate in Norway is 25% on dividends distributed to non-resident shareholders. Withholding tax will be withheld by the distributing company upon dividend distribution. This rate will often be reduced, normally to 15%, by an applicable tax treaty between Norway and the shareholder's country of residence. The shareholder will receive the dividends net of any withholding tax applicable.

Non-resident shareholders, who have been subject to a higher rate of withholding tax than applicable according to tax treaty may apply to the Norwegian tax authorities for a refund. The application must be filed with the Central Office – Foreign Tax Affairs *(Sentralskattekontoret for utenlandssaker).* As yet, there is no standardized application form for obtaining a refund of Norwegian withholding tax. An application must, at a minimum, contain the following information:

1. Specification of the company from which the dividends were distributed, the applicant, the date and amount of payment, the total amount distributed by the company, the exact number of shares held by the applicant, the total number of shares in the distributing company, the amount of tax withheld by Norway and the amount claimed for refund from Norway. All amounts are to be stated in Norwegian kroner.

2. Confirmation (in original) from a central tax authority (a competent authority according to the tax treaty in question) stating that the refund applicant was resident for tax purposes in the country with respect to which such applicant claims the benefits of a tax treaty with Norway, in the year the dividends were declared or received and original documentation that the applicant was the beneficial owner of the shares at the time when the dividends were declared.

3. Evidence that the dividends were actually received by the applicant and which withholding tax rate was used in Norway.

Norwegian tax authorities may from time to time require more specific information.

The application must be signed by the applicant. If the application is signed by proxy, a copy of the letter of authorization must be enclosed.

Dividends distributed on nominee-registered shares will normally be subject to the standard 25% rate of withholding tax, unless the nominee, by agreeing to provide certain information about the beneficial owners, has obtained approval to be registered in VPS with a reduced treaty rate from the Central Office – Foreign Tax Affairs.

Dividends paid to a depositary for redistribution to shareholders holding ADSs will at the outset be subject to a withholding tax of 25%. AgriHold intends to establish a sponsored, Level I ADR facility for AgriHold ADSs. Under such facility, it is expected that the financial institution acting as the AgriHold ADR Depositary will acquire the necessary approvals in order to be able to receive and redistribute dividends to U.S. resident holders of AgriHold Shares and AgriHold ADSs at the treaty withholding rate of 15%, provided such holders have furnished the AgriHold ADR Depositary with appropriate certification to establish such holders' eligibility for the benefits under an applicable tax treaty with Norway.

Capital Gains Tax

Non-resident shareholders are normally not subject to capital gains tax in Norway on the sale of shares. A tax liability in Norway may nevertheless arise if (i) the shares were effectively connected with a business in Norway carried out by the shareholder or (ii) the shareholder is an individual who has previously been resident in Norway for tax purposes and the shares are sold within five years of the expiration of the calendar year when residency for tax purposes in Norway ceased. In both cases, the Norwegian tax liability may be limited by a tax treaty. The rate of tax on capital gains is 28%.

Net Wealth Tax

Non-resident shareholders are normally not obliged to pay net wealth taxes on shares in Norwegian limited liability companies.

United States Federal Income Tax Consequences

The following discussion outlines certain potential U.S. federal income tax consequences of the acquisition, ownership and disposition of AgriHold Shares or ADSs. This discussion generally applies to a U.S. Shareholder (as defined below) of AgriHold Shares or ADSs that holds the same as capital assets for tax purposes. This discussion does not apply to certain U.S. Shareholders subject to special rules, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities (including pension plans), life insurance companies, persons liable for alternative minimum tax, persons that hold AgriHold Shares or ADSs through a partnership or other pass-through entity, persons that hold AgriHold Shares or ADSs as part of a straddle or a hedging or conversion transaction or persons whose functional currency is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the "Treaty"). These laws are subject to change at any time, possibly on a retroactive basis.

A holder of AgriHold Shares or ADSs is a "U.S. Shareholder" if he or she is a beneficial owner of such Shares or ADSs and is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court in the United States can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A "non-U.S. Shareholder" is a beneficial owner of AgriHold Shares or ADSs that is not a U.S. Shareholder.

You should consult your own tax advisor regarding the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of AgriHold Shares and ADSs in your particular circumstances.

Taking into account the above assumptions, for U.S. federal income tax purposes, if a U.S. Shareholder holds ADRs evidencing ADSs, such shareholder generally will be treated as the owner of the AgriHold Shares represented by those ADSs.

Taxation of Dividends

A non-Norwegian shareholder is generally subject to a withholding tax at a rate of 25% on dividends distributed by Norwegian companies, unless the non-Norwegian shareholder is carrying on business activities in Norway and such shares are effectively connected with such activities. The withholding tax rate of 25% may be lower pursuant to tax treaties between Norway and the country in which the shareholder is resident. The Treaty rate is generally 15%. The Treaty withholding tax rate will generally apply to dividends paid on shares held directly by U.S. Shareholders that are residents of the United States within the meaning of the Treaty.

As noted above, it is the intent that AgriHold will establish an ADR facility with a depositary in the United States that will obtain the necessary approvals from the Norwegian tax authorities to be able to receive and redistribute dividends to U.S. resident shareholders at the Treaty withholding rate of 15%. A U.S. Shareholder must generally include in gross income for United States federal income tax purposes as a dividend the gross amount of any distribution made by AgriHold out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). A U.S. Shareholder must include in gross income any Norwegian tax withheld from any dividend even though such shareholder does not, in fact, receive the amount withheld as tax. Such shareholder must

include any dividend in income when it (in the case of shares) or the depositary (in the case of ADSs) receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

For taxable years beginning after December 31, 2002, and before January 1, 2009, dividends received by U.S. Shareholders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the preferential tax rates applicable to long-term capital gains. Section 1(h)(11) of the Code defines a "qualified foreign corporation" as a foreign corporation the stock of which is readily tradable on an established securities market in the United States (including through ADRs) or a foreign corporation that is eligible for the benefits of one of certain comprehensive income tax treaties with the United States that include an exchange of information program. AgriHold expects that it will constitute a "qualified foreign corporation" following the Demerger under the Treaty provided that it is not treated as a "Foreign Personal Holding Company," "Foreign Investment Company," or "Passive Foreign Investment Company," each as defined below, which it believes will be the case. There can be no assurance, however, that AgriHold will not be treated as a "Foreign Personal Holding Company," "Foreign Investment Company," or "Passive Foreign Investment Company" in the current or future taxable years. Dividends received in a taxable year when AgriHold does not constitute a "qualified foreign corporation," or in a taxable year immediately after one in which AgriHold did not constitute a "qualified foreign corporation," will be subject to U.S. federal income tax at ordinary income tax rates. **The dividend rules are complex and a U.S. Shareholder should consult his or her own tax advisor regarding the dividend rules and how these rules may affect his or her U.S. federal, state, local and other income tax situation.**

The amount of the dividend that any U.S. Shareholder must include in income is the U.S. dollar value of the gross amount of the Norwegian krone dividend, determined at the spot Norwegian krone/ U.S. dollar exchange rate on the date the dividend distribution is included in a U.S. Shareholder's income, regardless of whether the payment is, in fact, converted into U.S. dollars.

Distributions to a U.S. Shareholder in excess of such shareholder's pro rata share of AgriHold's current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a nontaxable return of capital to the extent of the U.S. Shareholder's tax basis in the AgriHold Shares or ADSs and, to the extent such distribution exceeds such a shareholder's tax basis, the distribution will be treated as capital gain.

Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid over to Norway will be creditable against a U.S. Shareholder's U.S. federal income tax liability. Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income," which is treated separately from other types of income, for purposes of computing the foreign tax credit allowable. Alternatively, a U.S. Shareholder may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Norwegian tax, but only for a year in which the U.S. Shareholder elects to do so with respect to all foreign income taxes.

Any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Shareholder includes the dividend payment in income to the date such shareholder converts the payment into U.S. dollars generally will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends paid to non-U.S. Shareholders in respect of AgriHold Shares or ADSs will not generally be subject to U.S. federal income tax unless the dividends are "effectively connected" with the conduct of a trade or business within the United States or are attributable to a permanent establishment or fixed base in the United States (if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. Shareholder to U.S. taxation on a net income basis). In such cases, a non-U.S. Shareholder will generally be taxed in the same manner as a U.S. Shareholder. "Effectively connected" dividends of a non-U.S. Shareholder may, under certain circumstances, be

subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the non-U.S. Shareholder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

A U.S. Shareholder who sells or otherwise disposes of AgriHold Shares or ADSs will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. Shareholder's tax basis, determined in U.S. dollars, in such shareholder's AgriHold Shares or ADSs. Capital gain of a non-corporate U.S. Shareholder is generally taxed at a maximum rate of 15% when the property has been held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. If a U.S. Shareholder receives any foreign currency on the sale of AgriHold Shares or ADSs, such shareholder may recognize U.S.-source ordinary income or loss as a result of currency fluctuations between the date of the sale of the AgriHold Shares or ADSs and the date the sales proceeds are converted into U.S. dollars.

A non-U.S. Shareholder will not be subject to United States federal income tax on gain recognized on the sale or other disposition of such shareholder's AgriHold Shares or ADSs unless: (i) the gain is "effectively connected" with a trade or business in the United States, or the gain is attributable to a permanent establishment or fixed base in the United States (if that is required by an applicable income tax treaty), or (ii) if such shareholder is an individual, is in the United States for at least 183 days in the taxable year of the sale, and certain other conditions exist. If a non-U.S. shareholder is a corporation, "effectively connected" gains may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or at a lower rate if such shareholder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of AgriHold's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of AgriHold's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), AgriHold may be treated as a "foreign personal holding company." In that event, U.S. Shareholders that hold AgriHold Shares or ADSs would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent AgriHold does not actually distribute such income. AgriHold does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that AgriHold will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of AgriHold's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Section 7701(a)(31) of the Code), and AgriHold is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that AgriHold may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Shareholder selling or exchanging AgriHold Shares or ADSs to be treated as ordinary income rather than capital gain. AgriHold does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that AgriHold will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company ("PFIC") Rules

AgriHold believes that, following the Demerger, its Shares and ADSs should not be treated as shares of a passive foreign investment company, or PFIC, for United States federal income tax purposes. However, this conclusion is a factual determination that is made annually and may, therefore, be subject to change.

A PFIC is defined as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income.

U.S. Shareholders owning shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned with respect to certain "excess distributions" on, and certain dispositions of, PFIC stock. However, if the U.S. Shareholder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Shareholder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Shareholder of a QEF may, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Shareholders owning, actually or constructively, marketable stock (as specifically defined) in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

There can be no assurance that AgriHold will not be considered a PFIC for the current or any future taxable year. There can be no assurance that AgriHold's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

U.S. Shareholders owning Agri Shares or ADSs during any year that AgriHold is a PFIC must generally file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting

Dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. resident generally will be subject to information reporting requirements and backup withholding tax at a rate of 28% (for 2003) if the resident (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the Internal Revenue Service that the resident has failed to report all interest or dividends required to be shown on his or her federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.

A person that is not a U.S. person may be required to establish an exemption from information reporting and backup withholding by certifying its non-U.S. status on an appropriate Internal Revenue Service Form W-8.

If a person sells AgriHold Shares or ADSs to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the person certifies, under penalties of perjury, that he or she is not a U.S. person or otherwise establishes an exemption. If a person sells AgriHold Shares or ADSs outside the United States through a non-U.S. office of a non-U.S. broker, and the sale proceeds are paid to such person outside the United States, then U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside of the United States, if a person sells AgriHold Shares or ADSs through a non-U.S. office of a broker that:

- is a U.S. person,
- derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States,
- is a "controlled foreign corporation" as to the United States, or
- is a foreign partnership, if at any time during its tax year: (i) one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (ii) at any time during its tax year the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its records that the person is not a U.S. person and does not have actual knowledge that such person is a U.S. person or otherwise establishes an exemption.

One generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds one's income tax liability by filing a timely refund claim with the U.S. Internal Revenue Service.

DIVIDENDS AND DIVIDEND POLICY

Although it is the responsibility of AgriHold's Board of Directors, AgriHold's management will aim at a dividend payment to shareholders of a minimum of 30% of net income as an average over the business cycle. In any one year, however, the aggregate dividends paid to shareholders may be higher or lower than 30% of net income, depending on AgriHold's future earnings, financial condition and cash flow, as well as other factors affecting AgriHold.

Dividends in respect of a fiscal year will be declared at AgriHold's annual general meeting in the following year. Under Norwegian law, dividends may only be paid in respect of a financial period as to which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by AgriHold's Board of Directors and approved by the shareholders at a general meeting. The shareholders at the annual general meeting may vote to reduce, but may not increase, the dividend proposed by AgriHold's Board of Directors.

Dividends may be paid in cash or in kind and are payable only out of AgriHold's distributable reserves. The amount of AgriHold's distributable reserves is defined by the Norwegian Public Limited Companies Act, which requires that such reserves be calculated under Norwegian GAAP and consist of:

- annual profit according to the income statement approved for the preceding fiscal year, and
- retained profit from previous years (adjusted for any reclassification of AgriHold's equity),

after deduction for uncovered losses, the book value of research and development, goodwill and net deferred tax assets as recorded in the balance sheet for the preceding fiscal year, and the aggregate value of treasury shares that AgriHold has purchased or been granted security in and of credit and security given by AgriHold in accordance with Sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act during preceding fiscal years.

AgriHold cannot distribute any dividends if AgriHold's equity, according to AgriHold's unconsolidated balance sheet, amounts to less than 10% of the total assets reflected in AgriHold's unconsolidated balance sheet without following a creditor notice procedure as required for reducing the share capital. Furthermore, AgriHold can only distribute dividends to the extent compatible with good and careful business practice with due regard to any losses which AgriHold may have incurred after the last balance sheet date or which AgriHold may expect to incur. Finally, the amount of dividends AgriHold can distribute is calculated on the basis of AgriHold's unconsolidated financial statements. Although AgriHold currently intends to pay annual dividends on AgriHold's shares, AgriHold cannot provide any assurances that dividends will be paid or as to the amount of any dividends. Future dividends will depend on a number of factors prevailing at the time AgriHold's Board of Directors considers any dividend payment.

Because AgriHold will only pay dividends in Norwegian kroner, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of AgriHold ADSs after the AgriHold ADR Depositary converts cash dividends into U.S. dollars.

PART IV

HYDRO

HISTORICAL INFORMATION

Hydro was organized under Norwegian law as a public company in 1905 under the name "Norsk Hydro-Elektrisk Kvaelstofaktieselskab" (Norwegian Hydro-Electric Nitrogen Corporation). In 1969, the name was changed to Norsk Hydro a.s. Over the years, energy, in the form of hydroelectric power, natural gas and petroleum, has been the basis for Hydro's growth and is the common link among its core business activities.

At the outbreak of the Second World War, non-Norwegians owned 97% of Hydro's shares. During the war, plants were subject to bombing by the Allied forces and sabotage. After the Second World War, the Norwegian government took over German shareholdings in Hydro as part of war reparations and ended up owning close to 50% of the equity capital.

Since the end of the Second World War, Hydro has expanded into a number of new businesses. In 1951, Hydro began to produce magnesium metal and polyvinyl chloride at Porsgrunn, Norway. In 1967, Hydro opened an aluminium reduction plant and semi-fabricating facilities at Karmøy, Norway, and built the Røldal-Suldal hydro-electric power project to provide energy to the Karmøy facilities.

In 1965 and 1967, Hydro commenced production of ammonia at two large ammonia plants in Norway, one of which made use of naphtha and the other heavy fuel oil, as feedstocks (i.e., sources of hydrogen) in the ammonia production process. Hydro had previously depended on the electrolysis of water to provide the hydrogen needed to produce ammonia used in nitrogen-based fertilizers. The discovery of natural gas in the Netherlands and on the continental shelf off England in the North Sea created a new and competing source of feedstock for ammonia in Europe. Consequently, Hydro began to take steps to ensure that it could continue to compete with other European producers of ammonia that were obtaining access to these relatively inexpensive natural gas supplies. As a result, Hydro began to investigate various opportunities to participate in oil and gas production. In 1965, Hydro obtained concessions from the Norwegian State to explore for petroleum on the NCS.

Hydro and its partners discovered oil and gas in the Ekofisk field in 1969 and in the Frigg field in 1971. Exploitation of these discoveries ensured Hydro a source of feedstock for its fertilizer plants and also brought Hydro into the petroleum refining and marketing business. In 1975, Hydro began oil refining operations at Mongstad, Norway.

Norway's natural gas liquids resources and Hydro's experience in the chemical process industry served as the foundation for its investments in the petrochemicals industry in Norway, and in 1978, Hydro commenced production of ethylene and vinyl chloride monomer.

In the 1980s, Hydro acquired a number of businesses, both in Norway and in other areas. Hydro's expansion of its fertilizer operations resulted in Hydro becoming one of the leading suppliers of fertilizer in Europe. Hydro also entered a new era as an oil company, becoming operator of the Oseberg offshore oil field. Hydro also developed or tested new technologies for deepwater oil and gas production and horizontal drilling, which Hydro subsequently put to commercial use in developing the Troll oil project. In 1986-87, Hydro acquired the Norwegian State-owned aluminium company, Årdal og Sunndal Verk, and several European aluminium extrusion plants from Alcan and Alcoa, thus establishing Hydro Aluminium as a major business within Hydro and an important company in the European aluminium industry. While 75% of Hydro's employees worked in Norway at the beginning of the 1980s, ten years later, the percentage of Norwegian-based employees had decreased to 50%. Today, approximately 68% of Hydro's employees are based outside of Norway.

In 1999, Hydro's management determined to concentrate Hydro's business in three core areas:

- Oil and Energy;
- Aluminium; and
- Agri

and to divest other non-core businesses.

In recent years, each of Hydro's Oil and Energy and Aluminium businesses has grown as a result of substantial investments, including several acquisitions. In 1999, Saga Petroleum a.s, a Norwegian-based oil company, was merged with Hydro's oil and gas business, and in 2002 SDFI interests in oil and gas licenses on the NCS were acquired from the Norwegian State. In 2002, Hydro acquired VAW Aluminium AG, a major integrated international aluminium company based in Germany, and the French building systems supplier, Technal. A significant portion of the expansion of the core businesses has been financed through sale of non-core businesses. Since 1999, Hydro has divested non-core businesses with an enterprise value of approximately NOK 25 billion.

In the second half of 2001, Hydro's Board of Directors initiated a corporate portfolio strategy project that was concluded in June 2003 when Hydro announced that preparations for establishing Hydro Agri as a separate Norwegian-based company would start with the aim of listing the shares of such company in the first half of 2004.

Following the Demerger, Hydro's operating segments will consist of two core business areas: Oil and Energy and Aluminium.

Hydro's principal executive offices are located at Bygdøy allé 2, N-0240 Oslo, Norway and its main telephone number is +47 22 53 81 00. Following the Demerger, Hydro's principal offices will be located at Drammensveien 264, 0240 Oslo, Norway. Hydro's internet site is www.hydro.com.

OIL AND ENERGY

Hydro Oil and Energy consists of two sub-segments, Exploration and Production, and Energy and Oil Marketing.

Exploration and Production's business activities encompass:

- oil and gas exploration;
- field development; and
- the operation of production and transportation facilities other than the gas export pipelines now owned by Gassled (the gas infrastructure joint venture on the NCS which commenced operations as of January 1, 2003).

Energy and Oil Marketing's business activities encompass:

- Hydro's commercial operations in the oil, natural gas and power sectors;
- the operation of Hydro's power stations;
- management of Hydro's seaborne transportation of crude oil, natural gas liquids and other petroleum products and Hydro's interest in the gas transportation system on the NCS; and
- the marketing and sales of refined petroleum products (e.g., gasoline, diesel and heating oil) to retail customers.

EXPLORATION AND PRODUCTION

Overview

Exploration and Production's business activities encompass oil and gas exploration, field development and the operation of production and transportation facilities.

Hydro is the third-largest interest holder on the NCS, in terms of equity (i.e., owned) oil and natural gas production and proved reserves, trailing only PETORO (the Norwegian State oil and gas holding company) and the majority-State controlled Statoil. In 2002, approximately 90% of Hydro's average daily production of 480,000 barrels of oil equivalents ("boe") was from the NCS. Internationally, Hydro is involved in exploration and/or production activities in several countries, including Angola, Canada, Libya, Russia, Iran and the United States (Gulf of Mexico).

Hydro has a history of delivering strong production growth. From 1998 to 2002, Hydro increased its total production of oil and gas by more than 75%. The increase reflects organic growth on the NCS, start-up of production from Hydro's international activities, the acquisition in 1999 of Saga Petroleum, and, starting in 2002, increased interests in Norwegian fields formerly owned by the Norwegian State.

As of January 1, 2003, Hydro had interests in 105 licenses on the NCS and operated 44 licenses covering 11 fields. The total average daily production in 2003 from Hydro-operated fields is estimated to be approximately 900,000 boe.

Industry Overview

Reduced Exploration Results

In the last few years, worldwide exploration activities generally have reflected reduced findings despite increased drilling efforts. According to industry sources, there was an increase in the number of "wildcat" exploration wells in the world (exclusive of North America) in 2001 compared to the prior year. However, despite the increased drilling effort, the number of discoveries fell by approximately 14% in 2001 compared to the prior year. In particular, within the area of the Atlantic Ocean Margins (i.e., the deepwater areas around the Atlantic Rim, including the United Kingdom west of Shetland, the

U.S. Gulf of Mexico, Canada, Brazil and West Africa), discovery trends appear, in general, to be declining due to the maturing of many basins. Nonetheless, there are examples of specific areas yielding good results, such as Nigeria and the Gulf of Mexico. In mature areas, exploration activities have shifted towards the deepwater sections of established basins, as seen in the Gulf of Mexico and Angola. However, in other parts of the world, such as the Middle East, Australia and Russia, exploration has yielded increasing amounts of new technical resources in the last few years. Six major discoveries (each larger than 500 million boe) were made in these regions in 2001, while only two such discoveries were made in the Atlantic Ocean Margins. Western oil companies have challenges in gaining access to exploration areas on attractive terms in certain of the regions where significant discoveries have been made in recent years.

Of more immediate relevance to Hydro, the NCS, where 92% of its reserves are located, is maturing and reserve additions have been low in recent years. Norway's oil production has been in decline for the last two years after peaking at about 3.4 million barrels per day ("bpd") in 2001. At current production levels, Norwegian oil reserves will last less than 10 years, and there are currently no new oil fields with immediate plans for development.

Hydro has altered its NCS exploration strategy on the basis of the higher perceived risk/reward level of exploration opportunities. On the prospective resource side, Hydro still believes that there is attractive exploration potential on the NCS, as follows:

- Areas around existing infrastructure in the North Sea offer oil and gas potential in terms of satellite tie-ins to increase the economic life of current installations. In addition, these areas still offer some stand-alone possibilities.
- The Norwegian Sea may still have potentially larger gas prospects, although the poor results from the exploration on licenses awarded by the Norwegian State in the 16th licensing round in 2000 have increased Hydro's perceived risk in this area.
- The northern part of the NCS, including the Barents Sea, has potential in terms of both oil and gas prospects, although the perceived risk is high. Activity in this region is halted at present pending completion of the regional environmental impact assessment study being undertaken by the Norwegian government.

For Hydro Oil and Energy and the Norwegian petroleum industry generally, it is important that industry participants with a presence on the NCS, together with the government authorities, work to ensure that fiscal incentives and other factors of relevance to the risk/reward ratio are established so that exploration activity on the NCS remains competitive with opportunities elsewhere. In this regard, in August 2003, Kon-Kraft, a policy group representing the Norwegian petroleum industry, recommended to the Norwegian government changes to the tax regime and other incentives in order to stimulate more exploration and increase recovery from existing fields. Hydro believes that there is significant potential to add new production and value to its NCS portfolio if changes are made in line with the group's recommendations.

In September 2003, Hydro submitted an application for eight areas in the North Sea in the first round of Norway's new "Awards in Predefined Areas" system. License awards are expected in December 2003. If Hydro were to be awarded production licenses for the areas covered by its application, this would further Hydro's objective of active portfolio management on the NCS, which includes seeking to concentrate activities by increasing ownership interests in core areas around operated infrastructure and areas with high-value exploration potential, and selling interests in licenses in non-core areas.

Crude Oil Price Levels

By historical standards, crude oil prices have been high over the past three years. However, in real terms crude oil prices have trended downward since 1986, primarily as a result of lower production costs outside of the OPEC cartel due to technological progress. OPEC has aimed to function as a

stabilizing force in the market, with varying levels of success. Its long-term price target is considered to be approximately U.S.$25 per barrel. This target price is significantly above the marginal cost of new production outside OPEC. This makes it reasonable to question whether maintaining this price target is realistic in the long term and could result in cyclical periods of high and low prices from the interplay between market forces and actions taken by the cartel.

Thus far in 2003, the global oil market has been influenced by the production levels of the OPEC cartel members, relatively weak global economic conditions, the war in Iraq and political unrest in Venezuela.

Strategy

Hydro's strategic focus is to position Hydro as a profitable participant in the upstream oil and gas business by utilizing Hydro's core competencies: advanced drilling, reservoir management and the development of complex and technologically challenging projects. Consequently, Hydro intends to focus its exploration and production strategy on:

- delivering strong production growth through 2006 based on Hydro's existing portfolio in well-defined, profitable projects;
- building the basis for future production; and
- improving the profitability of existing assets through development of satellite structures, enhanced recovery of oil and gas, and continued tight cost controls.

Delivering Strong Production Growth

As noted above, Hydro has a history of delivering strong production growth. From 1998 to 2002, Hydro increased its total production of oil and gas by more than 75%. The increase reflects organic growth on the NCS, start-up of production from Hydro's international activities and the acquisition in 1999 of Saga Petroleum. In addition, in 2002, Hydro acquired increased interests in Hydro-operated fields on the NCS (Oseberg, Tune and Grane) from the Norwegian State. The acquisition of SDFI assets increased Hydro's proved reserves by approximately 187 million boe, and 2002 production by 24,000 boe per day. This growth has continued in 2003 with the start-up of production from the Grane, Fram Vest and Mikkel fields on the NCS, the second phase of the Kharyaga field in Russia, the Murzuq A field in Libya, and the full year production from the fields in which Hydro acquired increased interests from the Norwegian State in 2002.

Hydro has announced a target compound annual growth rate in production of 8% for the 2001-2006 period (including the effect of the SDFI asset acquisition). Hydro expects that the production growth will be achieved within its existing portfolio based on producing fields and development projects. Total oil and gas production in 2002 was 480,000 boe per day, representing an increase of 14% over the prior year. In 2003, Hydro anticipates average daily production of 520,000 boe, which, if achieved, will represent an increase of 8% over the prior year. From 2002 to 2006, Hydro's gas production is expected to increase from 6.4 to approximately 10 bcm. With the projected increase in production, Hydro expects its operational performance to remain strong through 2006.

Existing projects, including development of the large Ormen Lange gas discovery, are expected to require annual investments in the range of NOK 12-14 billion.

In 2002, approximately 10% of Hydro's total oil and gas production came from outside the NCS, compared to 4% in 2001. The greater proportion of production outside the NCS reflects the start-up of production from the Terra Nova field in Canada and the Girassol field in Angola. Based on its current portfolio, Hydro expects that its oil production will continue to grow, both in Norway and internationally, such that the relative contribution from international activities will remain approximately the same during the 2002-2006 period.

Building the Basis for Future Production

Hydro will continue to explore for and develop new oil and gas fields that can contribute to a sustainable production profile for the long-term. The Grane Field commenced production in September 2003 and should contribute to Hydro's income for many years. Development of the Ormen Lange gas field is expected to make a significant contribution to Hydro's income for many years, as well. Additionally, Hydro will continue to focus on exploration efforts on the NCS. However, in light of the maturity of the NCS, Hydro has increased its focus on international exploration opportunities during the past several years. In 2001, Hydro's international exploration activity was, for the first time in Hydro's history, greater than on the NCS. Hydro's international exploration activity in 2002 represented 74% of total exploration expenditures and is expected to represent a similar percentage in 2003.

Hydro's international expansion has been based on alliances with regional producers and international partners with a focus mainly on oil prospects. Hydro's strategy for international expansion has been to concentrate its efforts in a limited number of areas with sufficient potential to create economic scale. Hydro's technological competence, including the application of leading-edge reservoir and development solutions developed through Hydro's experience as an operator of oil-and gas-producing fields in the harsh Norwegian offshore environment, has provided a solid basis for Hydro's international expansion.

The areas in which Hydro is currently active are the East Coast of Canada, deepwater Gulf of Mexico, Angola, Russia, Libya and Iran. Activities in Russia, Libya and Iran are in onshore areas that have very different cost structures than the activities in the deepwater areas in the Gulf of Mexico and Angola, providing balance in the portfolio. In general, Hydro strives to balance the total risk in its commercial portfolio by seeking partnerships with other companies to share geological, commercial and political risks.

Hydro's extensive two-year international exploration drilling program undertaken during 2002 and 2003 has resulted in further commercial finds in Angola's Block 17 and in Libya, and one small find in the Gulf of Mexico deepwater. Additionally, drilling is ongoing in the Anaran area of Iran, believed to have large hydrocarbon potential.

Improving the Profitability of Existing Assets

Hydro continues to pursue cost improvements in its exploration and production activities. As fields on the NCS mature and decline in production, very high priority will be given to reducing costs and implementing measures to increase production on existing fields.

Hydro has established a goal of reducing its three-year average finding and development ("F&D") costs (which represent the cost of adding one boe of proved preserves to Hydro's reserve portfolio), exclusive of acquisitions and disposals, to U.S.$5 per boe of proved reserves added. Hydro expects to reach this target during 2003.

Hydro has also sought to reduce costs by portfolio optimization, including divestment of fields in areas where Hydro lacks critical mass or fields nearing the end of their economic lives, such as the Varg field. Hydro divested its interest in the license of that field in August 2002.

An independent benchmarking of operators in the Central North Sea ranked Hydro as the most efficient operator in 2002. One of Hydro's objectives is to maintain its status as an efficient operator on the NCS.

Reserve Information

At the end of 2002, Hydro's share of proved developed reserves of oil and gas was estimated to be 1.432 billion boe. Hydro's share of proved undeveloped reserves accounted for an additional 793 million boe. Total developed and undeveloped reserves amounted to 2.225 billion boe, of which gas reserves accounted for approximately 53%.

Reserve life, defined as the number of years of production from proved reserves at the present production level, was approximately 13 years at the end of 2002, with approximately eight years for oil and approximately 29 years for gas.

The following table summarizes Hydro's net quantities of proved oil and gas reserves as of December 31, 2002, 2001 and 2000.

Oil and Gas Reserves

Oil in millions of boe	**2002**			**2001**			**2000**		
Gas in billions of cubic feet ("bcf")	Norway	Int'l [(1)]	Total	Norway	Int'l [(1)]	Total	Norway	Int'l [(1)]	Total
Proved oil reserves, developed and undeveloped [(2)]	883	172	1055	825	193	1,018	820	156	976
Of which developed	559	93	652	564	62	626	555	33	588
Proved gas reserves, developed and undeveloped[(2)]	6,629	—	6,629	5,986	—	5,986	6,004	—	6,004
Of which developed	4,416	—	4,416	3,669	—	3,669	3,644	—	3,644
Proved oil and gas reserves, developed and undeveloped (in millions of boe) [(2)]	2,053	172	2,225	1,880	193	2,073	1,884	156	2,040
Of which developed	1,339	93	1,432	1,211	62	1,273	1,201	33	1,234

(1) Reserves under international activity are shown net of royalties and the government's share of profit oil. See "Oil and Gas Terms" included in the Glossary of Terms in the forepart of the Information Memorandum.

(2) For the definition of proved, developed and undeveloped reserves, see "Oil and Gas Terms" included in the Glossary of Terms in the forepart of the Information Memorandum.

Hydro's reserve replacement ratio in 2002, including the purchase and sale of reserves and the effect of production sharing agreements ("PSA") on some international fields, was 187%. Excluding the purchase and sale of reserves and the effect of PSAs, the ratio was approximately 98%. Positive developments in the reserve replacement ratio resulted from the maturing of technical resources into proved reserves, primarily in Norway and Angola, and revisions to recoverable reserve estimates for other fields in the portfolio.

Proved reserves are estimates and are expected to be revised as oil and gas are produced and additional data become available. Accordingly, recoverable reserves are subject to upward and downward adjustments from time to time.

An analysis of changes to proved developed and undeveloped reserves of oil and gas as of and for the three years ended December 31, 2002, is incorporated below.

	Norway			International			Total		
	Oil	Natural Gas		Oil	Natural Gas		Oil	Natural Gas	
	Million boe[(1)]	Billion Sm³	Billion cf	Million boe[(1)]	Billion Sm³	Billion cf	Million boe[(1)]	Billion Sm³	Billion cf
As of December 31, 1999 [(2)]	837	167.5	5,928	153	6.0	211	990	173.5	6,139
Revisions of previous estimates [(3)]	49	4.9	173	(1)	0.1	7	48	5.0	180
Purchase (sale)/exchange of reserves in place [(4)]	12	0.6	22	(39)	(5.7)	(203)	(27)	(5.1)	(181)
Extensions and new discoveries [(5)]	32	1.4	48	52	—	—	84	1.4	48
Production for the year	(110)	(4.7)	(167)	(9)	(0.4)	(15)	(119)	(5.1)	(182)
As of December 31, 2000 [(2)]	820	169.7	6,004	156	—	—	976	169.7	6,004
Revisions of previous estimates [(3)]	87	0.3	11	16	—	—	203	0.3	11
Purchase (sale)/exchange of reserves in place [(4)]	(1)	—	—	—	—	—	(1)	—	—
Extensions and new discoveries [(5)]	33	4.6	162	27	—	—	60	4.6	162
Production for the year	(114)	(5.4)	(191)	(6)	—	—	(120)	(5.4)	(191)
As of December 31, 2001 [(2)] [(6)]	825	169.2	5,986	193	—	—	1,018	169.2	5,986
Revisions of previous estimates [(3)]	46	(0.2)	(7)	(19)	—	—	27	(0.2)	(7)
Purchase (sale)/exchange of reserves in place [(4)]	109	12.1	428	—	—	—	109	12.1	428
Extensions and new discoveries [(5)]	20	12.7	449	16	—	—	36	12.7	449
Production for the year	(117)	(6.4)	(227)	(18)	—	—	(135)	(6.4)	(227)
As of December 31, 2002 [(2)] [(6)]	883	187.4	6,629	172	—	—	1,055	187.4	6,629
Proved developed reserves									
As of December 31, 2000	555	103.0	3,644	33	—	—	588	103.0	3,644
As of December 31, 2001	564	103.7	3,669	62	—	—	626	103.7	3,669
As of December 31, 2002	559	124.8	4,416	93	—	—	652	124.8	4,416

(1) Includes crude oil and natural gas liquids (NGL)/Condensate. All volumes are calculated based on the Norwegian Petroleum Directorate's current conversion factors.

2) Reserve estimates in Norway are made before royalties of approximately 1.6, 2.1 and 3.8 million boe for 2002, 2001 and 2000, respectively.

(3) The revision of previous estimates relates to new information from the current year's drilling operations and additional data that are now available. Included is also a PSA effect for the fields in Angola, Libya and Russia.

(4) In 2002, the change in reserves was due to the acquisition of SDFI assets and the sale of the small field, Varg, in Norway. The sale of a portion of the interests in the Brage and Njord fields in Norway in 2002 to Offshore Engineering Resources AS is not included since the agreement was not closed in 2002. In 2001, the decrease was due to the sale of Glitne in Norway. In 2000, the decrease in reserves outside Norway was due to the sale of the U.K. portfolio. The increase in Norway was due to increased ownership in the Grane filed and purchase of reserves in the Tune field.

(5) In 2002, extensions and new discoveries of oil were related to the Snøhvit and Vigdis fields in Norway, the Hibernia and Terra Nova fields in Canada, the Murzuq field in Libya and Jasmim field in Angola. Extensions and new discoveries of gas were related to the Snøhvit, Vigdis, Byggve and Skirne fields in Norway. In 2001, extensions and new discoveries of oil related to the Kristin, Mikkel and Sigyn fields in Norway, and the Rosa/Lirio and Jasmim fields in Angola. Extensions and new discoveries of gas were also related to the Kristin, Mikkel and Sigyn fields in Norway. In 2000, extensions and new discoveries of oil related to the Fram, Glitne and STUJ (a neighboring structure to the Tordis field) fields in Norway, and the Dalia field in Angola. Extensions and new discoveries of gas related to the Fram and STUJ fields.

(6) In 2002, reserve estimates included 172 million boe outside the NCS, in Canada, Angola, Russia and Libya. In 2001, reserve estimates included 193 million boe outside the NCS, in Canada, Angola, Russia and Libya. The decrease in 2002 is dominated by the PSA effect, which represents a reduction of 22 million boe for the fields in Angola and Russia.

Information relating to the various fields comprising proved reserves as of December 31, 2002, and production of oil and gas for 2002 is reflected below:

Proved reserves as of 31 December, 2002 (SEC Definition)

			Hydro's share					
Field	**Block**	**Operator**	**Hydro %-Interest**	**Total mill. boe**	**Oil/NGL mill .boe**	**Gas bill.cf**	**Gas bill.Sm³**	**Prod. start up**
Troll	31/2, 31/3, 31/5, 31/6	Norsk Hydro / Statoil	9.78	627	67	3,254	92.0	1995/ 1996
Oseberg fields	30/6, 30/9	Norsk Hydro	34.00	354	146	1,150	32.5	1988
Grane	25/11	Norsk Hydro	38.00	201	201	—	—	2003
Ågard	6407/2, 6506/11,12, 6507/11	Statoil	9.60	162	69	521	14.8	1999
Snorre fields [1]	34/4, 34/7, 33/9	Norsk Hydro	5.98 - 17.65	138	128	47	1.3	1992
Ekofisk fields	2/4, 2/5, 2/7	ConocoPhillips	5.81 - 6.65	90	76	79	2.2	1971
Visund [1]	34/8, 34/7	Norsk Hydro	20.30	90	40	277	7.8	1999
Sleipner fields	15/6, 15/9, 16/7	Statoil	8.85 - 10.00	60	15	246	7.0	1993
Kvitebjørn	34/11	Statoil	15.00	49	13	192	5.4	2004
Gullfaks fields	34/10, 33/12	Statoil	9.00	41	28	72	2.0	1986
Kristin	6406/2, 6506/11	Statoil	12.00	39	24	90	2.6	2005
Tune	30/8, 30/5, 30/6	Norsk Hydro	40.00	32	7	141	4.0	2002
Fram Vest	35/11	Norsk Hydro	25.00	23	19	23	0.6	2003
Norne	6608/10, 6508/1	Statoil	8.10	22	16	28	0.8	1997
Mikkel	6407/5,6	Statoil	10.00	17	7	57	1.6	2003
Njord	6407/7,10	Norsk Hydro	22.50	8	8	—	—	1997
Brage	31/4, 30/6, 31/7	Norsk Hydro	23.20 - 24.44	4	4	1	—	1993
Vale	25/4	Norsk Hydro	28.53	2	1	6	0.2	2002
Snøhvit	7120/6,7,8,9, 7121/4,5,7	Statoil	10.00	90	13	429	12.1	2005
Byggve/Skirne	25/5	Total FinaElf	10.00	4	1	16	0.5	2004
Total Norway				2,053	883	6,629	187.4	
Hibernia	Grand Banks, Canada	HMDC	5.00	17	17	—	—	1997
Terra Nova	Grand Banks, Canada	Petro-Canada	15.00	31	31	—	—	2002
Girassol	Block 17, Angola	TotalFinaElf	10.00	32	32	—	—	2001
Dalia	Block 17, Angola	TotalFinaElf	10.00	30	30	—	—	2006
Jasmim	Block 17, Angola	TotalFinaElf	10.00	5	5	—	—	2003
Rosa/Lirlo	Block 17, Angola	TotalFinaElf	10.00	22	22	—	—	2006
Kharyaga	Timan Pechora, Russia	TotalFinaElf	40.00	21	21	—	—	1999
Mabruk	Sirte Basin, Libya	TotalFinaElf	25.00	9	9	—	—	1995
Murzuq	Sirte Basin, Libya	Repsol	8.00	5	5	—	—	2004
Total International				172	172	—	—	
Total				2,225	1,055	6,629	187.4	

(1) Operatorship of Snorre fields and Visund transferred to Statoil on January 1, 2003.

Exploration

The following tables reflect the number of exploratory oil and gas wells drilled by Hydro as of December 31, 2002. Information as to the number of exploratory oil and gas wells drilled by Hydro during the first nine months of 2003 may be found in "Hydro Management's Discussion and Analysis of Financial Condition and Results of Operations." The first table represents all the exploratory wells drilled and completed during the years indicated, and the second table represents the exploratory wells in the process of being drilled as of December 31, 2002. A total of 31 wells were drilled in 2002, of which two wells remained under evaluation by year-end, and were announced as commercial discoveries in April 2003. In addition, one well, which did not result in a commercial discovery, was in the process of being drilled at year-end.

Drilling Activity

		Norway			International			Total		
As of December 31		2002	2001	2000	2002	2001	2000	2002	2001	2000
Exploratory	Productive [1]	6	8	6	8	7	6	14	15	12
	Dry [2]	5	10	8	12	4	7	17	14	15

Present Drilling Activities

As of December 31, 2002		Norway	International	Total
Exploratory	Gross [3]	0	1	1
	Net [4]	0	0	0

(1) A productive well is an exploratory well deemed to be commercially viable.

(2) A dry well is an exploratory well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(3) A gross well is a well in which a whole or fractional working interest is owned.

(4) A net well is the sum of the whole fractional working interests in gross wells which equals one.

Norway

Hydro participated in nine exploratory and two appraisal wells that were completed during 2002. Commercial discoveries were made by four of the exploratory wells and the two appraisal wells confirmed the expectations made from previous discoveries. Hydro's last obligatory exploratory well from the 16th licensing round, drilled at a record depth on the NCS of 1,725 meters, turned out to be dry.

International

In 2002, Hydro's international exploration activities encompassed Angola, Canada, Russia, Libya, Iran, Trinidad and Tobago, Denmark and the United States (Gulf of Mexico). Hydro participated in the drilling of 20 exploratory and appraisal wells that were completed during 2002. In addition, one well was in the process of being drilled at year-end. Eight discoveries were made, each of which is expected to have commercial potential. This includes the Acacia and Hortensia discoveries in Angola that were announced in April 2003.

Development

In 2002, Hydro invested NOK 8,222 million in the development of new and existing fields and transportation systems compared to NOK 7,763 million and NOK 7,926 million in 2001 and 2000, respectively. Exploration and Production's two most important development projects in 2002 were the Grane and Tune fields. A summary of the fields under development as of December 31, 2002, is set forth in the following table.

Development

Field	Type of Field	Approved for Development	Production Scheduled to Commence[1]	Total Estimated Investment [2]	Hydro's share of the investment	
					Total	Incurred to date
					In NOK billions	
Norway						
Kvitebjørn	Gas/Condensate	July 2000	October 2004	10.5	1.8	0.9
Grane	Oil/Gas	June 2000	September 2003	15.6[3]	5.7	3.4
Fram Vest	Oil/Gas	March 2001	October 2003	4.3	1.2	0.5
Mikkel	Gas/Condensate	September 2001	October 2003	2.4	0.3	0.2
Kristin	Oil/Gas	December 2001	October 2005	18.2	2.5	0.2
Snøhvit	Gas/Condensate	March 2002	October 2006	46.9	5.1	0.3
Visund Gass	Gas	October 2002	October 2005	2.3	0.5	0.01
Vigdis extension	Oil/gas	December 2002	October 2003	2.8	0.4	0.04
Byggve/Skirne	Gas/Condensate	July 2002	March 2004	2.5	0.3	0.1
International						
Kharyaga phase 1 & 2	Oil	October 1997/ October 2000	October 1999 / May 2003	3.2	1.3	1.1
Murzuq A-field	Oil	July 2002	October 2003	1.7	0.2	0.01
Jasmim	Oil	September 2001	November 2003	3.9	0.4	0.1
Dalia	Oil	May 2003	October 2006	42.3	4.6	0.1

(1) Dates of scheduled production commencement are as of November 1, 2003.
(2) Estimated investment and incurred investment amounts are as of December 31, 2002.
(3) The total estimated investment for the Grane field development is exclusive of the gas phase. The table also does not include costs related to purchase of assets on the Grane field from SDFI.

Production

The following table shows the number of gross and net productive oil and gas wells in which Hydro had interests as of December 31, 2002.

Type of well		Norway [1]	International	Total
Crude oil	Gross	513	82	595
	Net	67	15	83
Natural gas	Gross	83	0	83
	Net	10	0	10

(1) Includes 20 wells with multiple completions (i.e., more than one formation producing into the same well bore). If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

The following table sets forth 2002 production of oil and gas from the fields in which Hydro has an interest. All volumes are calculated based on the Norwegian Petroleum Directorate's current conversion factors. The conversion factor for NGL is 1 tonne equals 11,951 boe.

2002 Production

			Hydro's share					
Field	Operator	Hydro's % Interest	Total Million boe	Oil/NGL Million boe	Gas Billion cf	Gas Billion Sm^3	Remaining Prod. Period	License Period
Oseberg fields	Norsk Hydro	34.00 - 40.00[(1)]	42	36	33	0.9	2013 - 2018	2017 - 2031
Troll	Norsk Hydro/ Statoil	9.78	29	14	89	2.5	2030	2030
Snorre fields [(4)]	Norsk Hydro	5.98 - 17.65	24	23	5	0.1	2010 - 2019	2015 - 2024
Sleipner fields	Statoil	8.85 - 10.00	12	4	45	1.4	2008 - 2014	2014 - 2018
Asgard	Statoil	9.60	12	8	25	0.7	2026	2027
Ekofisk fields	ConocoPhillips	5.81 - 6.65	10	9	9	0.2	2018 - 2023	2028
Gullfaks fields	Statoil	9.00	9	8	8	0.2	2011	2016
Norne	Statoil	8.10	6	5	2	0.1	2015	2026
Brage	Norsk Hydro	23.20 - 24.44	4	3	1	—	2006	2017
Visund [(4)]	Norsk Hydro	20.30	3	3	—	—	2022	2023
Njord	Norsk Hydro	22.50	3	3	—	—	2006	2021 - 2023
Frigg	Total	19.99	1	—	8	0.2		2015
Varg	Pertra	42.00[(2)]	1	1	—	—		2011
Others (Heimdal and Vale)	Norsk Hydro		1		2	0.1	2009	2021
Total Norway			157	117	227	6.4		
Girassol	Total	10.00	7	7	—	—	2018	2027
Terra Nova	Petro-Canada	15.00	6	6	—	—	2013	2093
Hibernia	HMDC	5.00	3	3	—	—	2015	2085
Kharyaga	Total	40.00	1	1	—	—	2025	2031
Mabruk	Total	25.00	1	1	—	—	2028	2028
Total International			18	18	—	—		
Total			175[(3)]	135	227	6.4		

(1) Hydro's ownership interests in the Oseberg fields ranged from 19.60% to 32.02% before the acquisition of SDFI assets on May 10, 2002. Following the acquisition of SDFI assets, Hydro's ownership interests increased to 34% in the Oseberg Sør and Oseberg Øst fields and 40% in the Tune field.

(2) Hydro transferred its ownership interest of 42% together with its operatorship in the Varg field on August 1, 2002.

(3) Average daily production in 2002 was 480,000 boe.

(4) Operatorship of the Snorre field and the Visund field were transferred to Statoil on January 1, 2003.

ENERGY AND OIL MARKETING

While Energy and Oil Marketing represents a single sub-segment within the Oil and Energy business segment, Hydro believes that the business activities of "Energy" and "Oil Marketing" are better explained through a separate discussion of their respective activities.

ENERGY

Overview

Energy's business activities include:

- marketing Hydro's equity oil production, including gas liquids;
- marketing Hydro's equity gas production as well as third-party sourced gas to customers, primarily on the European continent;
- managing Hydro's seaborne transportation of crude oil, NGL and other petroleum products and Hydro's interest in the gas transportation system on the NCS;
- production and sale of electricity generated at hydroelectric power plants in Norway;
- sourcing Hydro's natural gas and power requirements for its Norwegian and European industrial facilities; and
- developing Hydro's hydrogen and renewable energy business activities.

In addition to the business activities listed above, Energy has been responsible for Hydro's oil refining operations. In September 2003, Hydro signed an agreement to sell its 25% interest in the Scanraff oil refinery, located at Lysekil, Sweden, to the oil company, Preem, which already owns the remaining 75% of the refinery. The transaction is scheduled to close in the fourth quarter of 2003, pending satisfaction of conditions to closing, including the obtaining of necessary government approvals. Upon conclusion of the sale, Hydro will no longer hold an ownership interest in the refining business. Hydro will then source the refined products requirements for its Swedish retail marketing activities by means of a long-term supply agreement with Preem.

Hydro has an established position in the European natural gas and power markets as a producer of natural gas and power, a holder of an equity interest in the natural gas transportation systems, an active trader in the markets, and customer portfolios in the industrial/wholesale markets for both natural gas and electricity. By combining all commercial activities for energy products and services in one operating segment, Hydro leverages its commercial skills and contacts in each of the energy sectors. Hydro's experience as a major producer and consumer of energy products has enabled it to provide services to major electricity customers in the Nordic region. Its experience in the Nordic region enables Hydro to pursue opportunities in other markets.

Industry Overview

Liberalization of European Energy Markets

In Europe, both the gas and electricity markets are undergoing liberalization as a result of EU policy. For more information on the European Union's regulatory initiatives to further liberalize EU energy markets, see "Oil and Energy Government Regulation — Liberalization of European Electricity Markets" below.

Growth in European Natural Gas Demand; Market for Norwegian Gas in the United Kingdom

The demand for natural gas in Europe is, by some estimates, expected to grow significantly from the 2001 level of approximately 480 bcm, fueled in large part by demand from the electric power industry. The timing of the electricity sector's increase in gas consumption is uncertain. Norway's share of European gas markets is approximately 12%. This percentage is expected to rise in future years based on existing contract commitments and remaining reserves. The United Kingdom, in

particular, is an attractive market for Norwegian gas due to the maturing U.K. North Sea fields, expected to demonstrate a decline in production by 2005. Given its close proximity to the United Kingdom, the NCS is considered a competitive source for new deliveries. Norwegian fields are presently linked to the United Kingdom through the Vesterled pipeline to St. Fergus, which can handle 11-12 bcm of natural gas per year. The Norwegian and U.K. authorities have recently agreed on the main principles for a treaty relating to new pipelines between the two countries, making possible the shipment of gas from new gas fields, such as the Ormen Lange field, to the United Kingdom.

Development of Gas for Power

Growth in power consumption in Northwest Europe is expected to be approximately 1% per year for the next several years. However, demand for gas for power production in Northwest Europe is expected to grow substantially during the next 20 years. Several factors influence this trend, including the ongoing liberalization of electricity markets (see "Oil and Energy Government Regulation – Liberalization of European Electricity Markets" below), implementation of environmental restrictions relating to carbon dioxide emissions, and developments in oil and coal prices. Current market conditions in continental Europe appear not to justify current investment in new gas for power facilities. However, the Nordic region is experiencing a trend of much tighter electricity supply, as experienced during the winter of 2002/03, and gas for power production may become economic sooner in this area than in continental Europe.

Integration of Energy Markets

Along with the liberalization of the energy markets in Europe there is a trend towards integration of the electricity and gas markets because the business models are, to a large degree, based on similar competence, types of customers, and similar risk management systems.

Gas and Electricity Trading

After the withdrawal of certain primarily trading-based companies from the European energy markets following the collapse of Enron, trading volumes of both gas and electricity have declined. However, the current size of financial trading activity appears more in line with the general development of liquidity in the physical spot market. In Scandinavia, unusually low precipitation during the autumn of 2002 and high demand due to cold weather resulted in record high power prices on the Nord Pool power exchange and a temporary decrease in trading liquidity. These weather-related conditions are not expected to have a long-term negative effect on the future liquidity of the Nordic power market or the power exchange.

Strategy

One of the key strategic directions for the Energy and Oil Marketing sub-segment is to further enhance Hydro's position in the Northern European energy market, based on increasing gas production and commercial competence gained from the European gas market and the liberalized Nordic power market. Focus areas comprise:

- enhancing the value of Hydro's Norwegian and international crude oil portfolio;
- enhancing the value of Hydro's natural gas portfolio;
- optimizing Hydro's power activities; and
- pursuing hydrogen and renewable energy opportunities.

Enhancing the Value of Hydro's Norwegian and International Crude Oil Portfolio

The focus of Energy's marketing efforts with respect to Hydro's North Sea and international crude oil production is to achieve optimal prices by marketing fewer grades of crude, in larger volumes, while minimizing logistical costs. Swap arrangements result in savings in logistical costs, particularly with respect to production from Hydro's international crude oil portfolio.

Trading activities include the sale of Hydro's crude oil, refined oil products and NGL production, as well as the supply of NGL feedstock to Hydro's fertilizer and petrochemical plants. The volumes of these activities have increased partly due to Exploration and Production's increased oil and gas production over the past several years. The tables below reflect the volumes of Hydro's sales and refining activities, respectively, in the last three years.

Sales *(thousands of tonnes)*	**2002**	**2001**	**2000**
Crude oil/NGL	19,068	17,507	16,307
Oil products	2,326	2,912	2,795

Refining *(thousands of tonnes)*	**2002**	**2001**	**2000**
Gasoline	660	841	956
Diesel fuels, gasoils, etc.	796	897	915
Heavy fuel oil	550	440	516
Other	36	66	59
Total refining	2,042	2,244	2,446

Enhancing the Value of Hydro's Natural Gas Portfolio

Because of location, transportation infrastructure and substantial reserves, both discovered and undiscovered, Norwegian natural gas is competitive in the European region. Hydro is the second-largest seller and the third-largest producer on the NCS. Hydro has an interest in all the major natural gas fields and, through Gassled, the pipelines on the NCS. The table below reflects Hydro's equity gas production and non-equity gas sales and sourcing in the last three years.

(in bcm)	**2002**	**2001**	**2000**
Equity natural gas production	6.4	5.4	5.1
Sales of non-equity gas	4.2	2.7	2.4

Natural gas produced from fields in which Hydro has an interest is mainly sold under long-term contracts. Pricing under long-term contracts is generally based on a price formula whereby the natural gas price is indexed to oil product prices in the end-user market, mainly gas oil and low sulphur fuel oil. These contracts typically have provisions for price reviews based on changes in certain market conditions.

In the future, Hydro expects an increasing volume of its natural gas will be sold under short-term contracts. The European natural gas market is not yet as liberalized as the power market. Physical positions are still necessary in order to gain increased margins by optimizing logistics and trading. However, more natural gas is available on the European continental short-term market and liquidity is increasing at new hubs, complementing the existing long-term, bilateral agreements between producers and large end-users and distributors. Hydro intends to evolve its trading activities as liquidity increases. Such market developments have been evident in the United Kingdom for some time and similar developments are underway on the European continent, most notably around the market hub in Zeebrugge in Belgium. Because of Hydro's broad production and customer portfolio, Hydro no longer views having new long-term gas sales contracts in place as a prerequisite for making investment decisions for new gas fields, such as the Ormen Lange field.

In 2002, Hydro's equity natural gas production from the NCS amounted to 6.4 bcm. Based on producing fields and fields under development, this is expected to increase to more than 10 bcm in 2006. In addition to its equity gas, Hydro in 2002 supplied 4.2 bcm based on non-equity natural gas, of which 2.1 bcm was supplied to Hydro's industrial factories (mainly Hydro Agri) on the European continent.

Following the Demerger, Hydro expects that natural gas deliveries by Hydro Companies to Agri Companies will be governed by arm's-length agreements. For more information, see Part II of this Information Memorandum, "The Demerger-Related Business Agreements between Hydro Companies and Agri Companies."

Hydro has made substantial investments in natural gas export capacity from the Oseberg and Troll fields, together comprising a major portion of its proved natural gas reserves. This capacity will enable Hydro to increase exports of gas significantly in the coming years as reservoir conditions allow more off-take of natural gas without the need for further investment.

Gassled, the new natural gas transportation infrastructure joint venture on the NCS, has been in operation since January 1, 2003. The NCS natural gas pipelines and associated terminals previously had been organized as several different joint ventures owned by oil companies and the Norwegian government. Hydro holds an initial direct ownership interest of 11.134% in Gassled. The ownership interest will increase to 11.185% in 2005 and then decline to 9.565% in 2011 under the terms of the amended Gassled participant agreement, which is currently awaiting approval by the Norwegian governmental authorities. Hydro's future ownership interest may be revised as the result of the inclusion of new pipelines (e.g., that to be constructed from Ormen Lange) in Gassled.

Through the NCS natural gas transportation system, Hydro has access to four landing points for natural gas in Europe. This offers a flexible and favorable position with respect to capturing value in the market. In the European continental market, Hydro has achieved an attractive position through a combination of long-term sales contracts, long-term supply contracts and access to transportation, and by having been the largest industrial consumer of natural gas in Europe, principally by virtue of Hydro Agri's operations.

Hydro's strategy is to combine its role as a natural gas producer with that of a wholesaler and trader to increase its market share in the developing liberalized European natural gas market. Its main geographic focus is Northwest Europe. The wholesale market includes larger industrial customers, power companies and local distribution companies, as well as the traditional transmission companies. A major focus for Hydro in 2003 has been increasing the value of Hydro's natural gas portfolio through, among other things, more optimal utilization of Hydro's production and transportation capacity. Growth will be based both on increased access to natural gas from fields in which Hydro has an equity interest and by sourcing natural gas in the market.

Optimizing Hydro's Power Activities

Since the liberalization of the Norwegian electricity market in 1991, Hydro has developed trading and marketing activities, along with analysis, portfolio and risk management systems. Hydro's Nordic electricity portfolio includes owned generation facilities, long-term supply contracts, internal and external sales contracts and short-term optimization contracts. The table below reflects Hydro's power production and purchase contracts for the last three years.

(in terawatt hours ("TWh"))	2002	2001	2000
Power production	10	10	12
Acquired under long-term contracts for Hydro industrial use	7	7	7

All of Hydro Energy's power plants are hydroelectric. Annual production varies depending on annual precipitation and inflow to reservoirs. Production in 2003 has been lower than normal due to less precipitation in Norway during the autumn and winter of 2002/03.

Hydro has title concessions that do not revert to the Norwegian government for power plants with a generating capacity of 2.7 TWh per year. This represents approximately 31% of Hydro's normal production capacity. The remaining production capacity will revert to the Norwegian government without compensation at the expiration date of the concessions. The year of expiration of the concessions ranges from 2022 to 2052.

Energy supplies electric power to Hydro's industrial plants in Norway. To meet those needs, Hydro has entered into long-term purchase contracts, the majority of which are with the Norwegian State-owned power company, Statkraft. These long-term contracts provide assurance of the availability of, and predictable prices for, a certain quantity of power to Hydro's power-intensive industries. In

1997, Hydro entered into an agreement with Statkraft to purchase electricity from 2000 to 2020. The agreement replaces supplies under existing contracts, which terminate during the 2006-2010 period.

Hydro has more recently begun to build a European continental electricity portfolio based upon optimization of supply to Hydro's larger consuming plants. Hydro is providing Nordic and European continental customers with structured energy products and energy services ranging from physical power supply to advanced hydro-power optimization, pricing services and portfolio management, including market analysis, price forecasting and risk management/trading.

Hydro intends to continue to expand into new markets and grow its Nordic and European continental power portfolios based on demonstrated profitability while controlling risk.

Pursuit of Hydrogen and Renewable Energy Opportunities

There is an increasing interest in renewable energy and the utilization of hydrogen in the energy market in developed economies throughout the world. The major political drive and basis for a number of public support schemes has its roots in the concerns about the security of energy supply and environmental considerations. The European Union has adopted a directive (Directive 2001/77/EC) that seeks to promote the production of electricity from renewable energy sources, including wind and hydropower. EU Member States are encouraged by the directive to set targets in line with global expectations of 12% of gross domestic energy consumption by 2010.

Hydro has extensive experience within the traditional industrial hydrogen markets as well as with renewable hydroelectric energy production. Hydro is seeking to leverage its experience to position itself in renewable energy and new energy markets for hydrogen. Hydro is involved in several demonstration projects, such as providing a filling station for hydrogen-fueled vehicles in Iceland and combining hydrogen and wind power to form a sustainable energy society on the Norwegian island of Utsira.

Hydro considers wind generation an important part of the renewable energy market and is making selective investments in this market. In 2002, Hydro completed the Havøygavlen wind park, located in northern Norway, in which Hydro holds a 41.5% interest. Havøygavlen is one of the largest wind power projects in Norway with an expected annual output of 118 gigawatt-hours ("GWh").

OIL MARKETING

Oil Marketing markets and sells refined petroleum products (gasoline, diesel and heating oil) and electricity to retail customers in Scandinavia and the Baltic countries. Hydro owns 100% of its oil marketing unit in Sweden and 50% of Hydro Texaco, an oil marketing company with retail outlets in Norway, Denmark and the Baltic countries. In addition to refined petroleum products, Hydro markets a range of complementary energy products such as electricity, natural gas, biogas for cars, bioenergy for heating purposes, as well as convenience store goods.

At the end of 2002, Hydro's retail network in Sweden comprised 574 gasoline stations and 117 Hydro Diesel service stations. Hydro operates both Hydro and the Uno-X branded stations in the Swedish gasoline market. Approximately 50% of the station network is Hydro-branded. Hydro Texaco operates 398 gasoline outlets and 46 diesel sites in Norway, 444 gasoline outlets and 106 diesel sites in Denmark, and 39 gasoline outlets and 10 diesel sites in the Baltic countries with Hydro Texaco or Uno-X brands. Hydro's strategy is to maximize its return on investments already made in its gasoline station chains by focusing on the most profitable stations and closing smaller and unprofitable outlets, building strong brand recognition and expanding on profitable segments of the market.

Hydro has a strong brand and market position in the most profitable segments of the industrial and residential heating oil markets. Its large customer base offers a platform for the sale of electricity to residential and industrial customers. Also, Hydro's and Hydro Texaco's large customer bases provide a potential for cross-sales. Sales of electricity have, to date, been relatively modest compared to Hydro's sale of gasoline and gasoil, but are growing.

Gasoline is sold through service stations and unmanned, automated stations in all markets. Gasoils are sold through automated diesel stations and through direct deliveries from depots to end consumers.

The table below reflects Oil Marketing's sales volumes for each of the last three years.

Volumes (thousands of m^3) (1)	2002	2001	2000
Gasoline	1,476	1,500	1,534
Gasoil	2,074	2,084	2,042

(1) Includes 100% of Hydro Texaco

Oil and Energy Competition

The integrated oil and gas industry is characterized by intense competition for customers, production licenses, operatorships, capital and experienced human resources. Many of Hydro Oil and Energy's competitors are much larger companies. These larger companies, including those created by mergers in the past few years, have a number of competitive advantages, including:

- a greater ability to diversify their exploration and production activity geographically to reduce their risks associated with such activities;
- greater financial resources, providing additional flexibility with respect to the number and range of properties and prospects that can be considered for exploration and development; and
- cost efficiencies made possible by a greater scale of operations and infrastructure.

Research and Development

Hydro Oil and Energy incurred R&D costs in 2002 totaling approximately NOK 143 million. Exploration and Production accounted for most of this amount. R&D expenditures were primarily dedicated to exploration technology, virtual reality, increased oil recovery, multiphase transportation, well technology, deepwater technology, subsea solutions and health, safety and environmental issues, all with the purpose of reducing field development and operating costs. Hydrogen as a future energy source, renewable energy and the reduction of emissions of carbon dioxide were also part of Hydro Oil and Energy's R&D programs in 2002.

Oil and Energy Government Regulation

The principal Norwegian legislation applicable to petroleum activities in Norway and on the NCS is currently the Norwegian Petroleum Act of 1996, a number of regulations issued under that Act, and the Petroleum Taxation Act of June 13, 1975.

The general principles underlying the Petroleum Act are:

- the Norwegian State is the owner of all petroleum resources in the ground;
- the exclusive right to resource management is vested in the Norwegian State; and
- the Norwegian State alone is authorized to award licenses with respect to petroleum activities.

Under the Petroleum Act, the Norwegian Ministry of Petroleum and Energy (the "Ministry") has been delegated responsibility for managing resources and administering petroleum activities on the NCS. The Ministry primarily implements petroleum policy through its power to award licenses, approve operators' field and pipeline development plans, and approve gas sales contracts.

Norwegian Licensing System

Hydro normally participates in exploration and production activities with other parties, including private and state-owned oil and gas companies and other government entities. Contractual arrangements among partners are generally governed by an operating agreement, which provides that

costs, production entitlements and liabilities are allocated according to each partner's respective percentage interest in a particular field or license area. Normally, one party is appointed as operator. Field activities are conducted under the overall supervision and control of an operating committee consisting of representatives from each participant in the field. This enables each of the non-operator partners to be involved in field development and operations.

The Petroleum Act and related regulations contain the main legal basis for the license system which regulates Norwegian petroleum activity. The most important type of license award under the Petroleum Act is the production license. A production license grants the holder an exclusive right to explore for and produce petroleum within a specified geographical area. The licensee becomes the owner of the petroleum produced from the field covered by the license, and, together with any partners, is jointly and severally liable to the Norwegian State for obligations arising from petroleum operations carried out under the license. Notwithstanding the exclusive rights granted under the production license, the Ministry has the power, in exceptional cases, to permit third parties to carry out exploration in the area covered by a production license.

Production licenses are normally awarded through licensing rounds. The first licensing round for NCS production licenses was announced in 1965. Licenses under the 17th (and most recent) licensing round were awarded in May 2002. In recent years, the principal licensing rounds have mainly included licenses in the Norwegian Sea. Licenses in the North Sea area have been awarded in separate, yearly rounds. In a recent report to the Storting (the Norwegian Parliament), the Ministry announced that this policy will continue.

Licensees are required to submit a plan for development and operation ("PDO") to the Ministry for approval. In respect of fields of a certain size, the Storting must accept the PDO before it is formally approved by the Ministry. Until the Ministry approves the PDO, the licensees cannot, without the prior consent of the Ministry, undertake material contractual obligations or commence construction work.

Production licenses are normally awarded for an initial exploration period that is typically six years, but can be for a shorter period or for a period of a maximum of ten years. During this exploration period, the licensees must meet a specified work obligation set out in the license. The work obligation will typically include seismic surveying and/or exploration drilling. If the licensees fulfill the obligations under the production license, they are entitled to extend the license for a period specified at the time when the license is awarded, typically 30 years.

The Norwegian State may, if important public interests are at stake, direct licensees on the NCS to reduce their production of petroleum. From July 15, 1987 until the end of 1989, licensees were directed to curtail oil production by 7.5%. Between January 1, 1990 and June 30, 1990, licensees were directed to curtail oil production by 5%. In 1998, the Norwegian State resolved to reduce Norwegian oil production by about 3%, or 100,000 bpd. In March 1999, the Norwegian State decided to further decrease production by 200,000 bpd. In the second quarter of 2000, the reduction was brought back to 100,000 bpd. On July 1, 2000, this restriction was removed. By a royal decree of December 19, 2001, the Norwegian government decided that Norwegian oil production should be reduced by 150,000 bpd from January 1, 2002 until June 30, 2002. This amounted to roughly a 5% reduction in output.

Licensees may buy or sell interests in production licenses subject to the consent of the Ministry and the approval of the Ministry of Finance of the tax treatment. The Ministries must also approve direct or indirect transfers of interests in a license, including change of control of a licensee, if it would result in a new licensee's obtaining a decisive influence over the license. In most licenses there are no pre-emption rights in favor of the other licensees. The SDFI, or the Norwegian State, as appropriate, however, still holds pre-emption rights in most licenses.

A license from the Ministry is also required in order to establish facilities for transport and utilization of petroleum. When applying for such licenses, the owners, which are in practice licensees under a production license, must prepare a plan for installation and operation. Licenses to establish

facilities for transport and utilization of petroleum will normally be awarded subject to certain conditions. Typically, these conditions require the facility owners to enter into a participants' agreement. The ownership of most facilities for transport and utilization of petroleum in Norway and on the NCS is organized as a partnership or joint venture of a group of license holders, and the participants' agreements are similar to the joint operating agreements entered into among the members of the partnership holding production licenses.

Licensees are required to prepare a decommissioning plan before a production license or a license to establish and use facilities for transportation and utilization of petroleum expires or is relinquished, or the use of a facility ceases. The decommissioning plan must be submitted to the Ministry no sooner than five and no later than two years prior to the expiry of the license or the cessation of the use of the facility, and must include a proposal for the disposal of facilities on the field. On the basis of the decommissioning plan, the Ministry makes a decision as to the disposal of the facilities.

The Norwegian government can require that licensees participate in the removal of offshore oil and gas installations (platforms, pipelines, etc.) on the NCS when production ceases or at the expiration of the concessions, whichever occurs first. The Norwegian government has the option to take ownership of an installation at no cost to it at the end of the applicable concession period. In such case, the Norwegian government would assume total responsibility for any well closure and decommissioning costs after this time, as well as removal costs of the installation. As a basis for estimating Hydro's future liabilities related to well closures, decommissioning and removal costs of the installation, Hydro's management evaluates Norwegian and international laws, treaties and practices, and the estimated value of recoverable oil and gas reserves that are expected to exist at the end of the various concession periods. The regulations allow for full deductibility from taxable income of dismantlement and removal costs.

Organization of Norwegian Gas Sales and Transportation

Until June 2001, gas sales contracts with buyers for the supply of Norwegian gas were required by Norwegian authorities to be concluded with the Gas Negotiation Committee, known as the *Gassforhandlingsutvalget* ("GFU").

The structural changes taking place in the European gas market prompted the Norwegian State to consider whether changes to the gas resource management system on the NCS could contribute to further enhancing the efficiency of Norwegian gas producers. Accordingly, the Norwegian State has, by a royal decree dated June 1, 2001, decided to abandon the GFU system and put in place a system whereby the individual licensees manage the disposal of their own gas. Adjustments in legislation, license agreements and other existing contracts necessary to implement the new system were finalized during 2002.

From January 1, 2003, the ownership of each of the Zeepipe, Franpipe, Europipe II, Åsgard Transport, Statpipe, Oseberg Gas Transport and Vesterled joint ventures and Norpipe AS was transferred to Gassled. Together with the approval of Gassled, Norwegian authorities have, by a royal decree of December 20, 2002, issued regulations for access to and tariffs for capacity in the upstream gas transportation system.

Health, Safety and Environment Regulations

Petroleum operations in Norway are subject to extensive regulation with regard to health, safety and the environment ("HSE"). Under the Petroleum Act, which is in this respect administered by the Ministry of Labor and Government Administration, all petroleum operations must be conducted in compliance with a reasonable standard of care, taking into consideration the safety of employees, the environment and the economic values represented by installations and vessels. The Petroleum Act specifically requires that petroleum operations be carried out in such a manner that a high level of safety is maintained in accordance with technological developments.

Licensees and other persons engaged in petroleum operations are required to maintain at all times a plan to deal with emergency situations. During an emergency, the Ministry of Labor and Government Administration may decide that other parties should provide the necessary resources, or otherwise adopt measures to obtain the necessary resources, to deal with the emergency for the account of the licensees.

The Norwegian Petroleum Directorate has adopted a wide range of regulations that set forth detailed requirements as to the HSE aspects of petroleum operations. In addition, a number of regulations adopted under other acts, such as the Working Environment Act of 1977 and the Pollution Act of 1981, apply to Hydro's operations. Violations of such regulations can lead to fines.

In Hydro's capacity as a holder of licenses under the Petroleum Act, it is subject to statutory strict liability in respect of losses or damages suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of its licenses. This means that anyone who suffers losses or damages as a result of pollution caused by any of Hydro's NCS license areas can claim compensation from Hydro without needing to demonstrate that the damage is due to any fault on Hydro's part. If the pollution is caused by a force majeure event, a Norwegian court may reduce the level of damages to the extent it considers reasonable.

EU Regulation

Although Norway is not a member of the EU, it is a member of the European Free Trade Association (EFTA). The European Union and its Member States have entered into the Agreement on the European Economic Area (the "EEA Agreement"), with the members of the EFTA other than Switzerland. The main purpose of the EEA Agreement is to include the EFTA Countries in the European Common Market. The EEA Agreement makes relevant provisions of EU legislation binding for the EFTA states other than Switzerland. Regulations and directives affecting Hydro are being adopted, in an increasing number, within the EU and then implemented in Norway under the EEA Agreement.

EU Emission Trading Directive

The European Commission has adopted a directive (Directive 2003/87/EC), that seeks to establish an internal emissions trading system by January 1, 2005. The system would limit carbon dioxide emissions from a broad range of industries, including power generation, and place them within a regulatory framework. Under the directive, all producers with significant emissions of climate gases will be given an emissions permit for each year of production. Each member state will develop a national allocation plan for such permits. The emissions trading system will increase a producer's costs if that producer does not achieve its targets. Additional costs would also be associated with the development of emissions reduction technology and trading tools. It is not clear how the directive will be implemented with the EEA.

EU Gas Directive

Fundamental changes are now taking place in the organization and operation of the European gas market, with the objective of opening up national markets to competition and integrating them into a single internal market for natural gas. It is difficult to predict the effect of liberalization measures on the evolution of gas prices, but the main objective of the single gas market is to bring greater choice and reduced prices for customers through increased competition.

The EU Gas Directive of 1998 (Directive 98/30/EC) establishes common rules for the transmission, distribution, supply and storage of natural gas. The main purpose of the directive is to require owners of natural gas pipelines to open up their transport systems, including systems within domestic markets, to customers, such as distribution companies and large industrial customers, in order to bring greater competition into the European gas market. The directive establishes rules relating to the organization and functioning of the natural gas sector, access to the market, the operation of systems, and the criteria and procedures applicable to the granting of authorizations for transmission,

distribution, supply and storage of natural gas. The directive imposes a series of obligations on EU Member States and other states implementing the directive. In June 2002, the Storting agreed to incorporate the directive into its legislation as part of the EEA Agreement.

On June 26, 2003, the European Union revised the directive, through Directive 2003/55/EC, to establish accelerated deadlines for opening up the natural gas markets. The new deadlines are July 1, 2004, for all non-residential customers and July 1, 2007, for all customers.

In addition, the directive contains provisions relating to upstream pipeline networks. EU Member States are required to take the necessary measures to ensure that natural gas undertakings and eligible customers, wherever they are located, are able to obtain access to upstream pipeline networks, including facilities supplying technical services incidental to such access in accordance with the directive, except for the parts of such networks and facilities which are used for local production operations at the site of a field where the natural gas is produced. Access is to be provided in a manner determined by the EU Member State in accordance with the relevant legal instruments. EU Member States are to apply the objectives of fair and open access, to achieve a competitive market in natural gas and avoid any abuse of a dominant position, taking into account security and regularity of supplies, capacity that is or can reasonably be made available and environmental protection.

Liberalization of European Electricity Markets

The EU electricity liberalization directive of 1996, to a large extent, left implementation of the deregulation process to the EU Member States. As a result, each country designed its own national market structure. These structures are not entirely compatible. The European Commission has acknowledged this problem on a number of occasions, indicating that action will be taken to remedy the situation. In 2003, the European Union enacted a number of provisions bearing on the European electricity market:

- Directive 2003/54/EC sets forth common rules for the internal market in electricity. The directive establishes common rules for the generation, transmission, distribution and supply of electricity.
- Regulation (EC) No. 1228/2003 addresses conditions for access to the network for cross-border exchanges of electricity. It attempts to establish fair rules for cross-border exchanges of electricity, thus enhancing competition within the internal electricity market, taking into account the specificities of national and regional markets. Realizing this objective will involve the establishment of a compensation mechanism for cross-border flows of electricity, the setting of harmonized principles on cross-border transmission charges, and the allocation of available capacities of interconnections between national transmission systems.

Taxation of Oil and Gas Production

Norway

Ordinary Taxes. Profits from Norwegian oil production are subject to Norwegian income tax at the rate of 28%. Revenue for tax purposes is based on market norm prices (as determined by a government-appointed board, normally on a quarterly basis but in recent years with large price fluctuations, on a monthly basis) for crude oil and on realized prices for gas and other primary products. The taxation of a company's income associated with its exploration and production activities on the NCS is assessed on a consolidated basis.

Investments in oil and gas production facilities are, in general, depreciated for tax purposes over six years using a straight-line method of depreciation (i.e., 16.66% per year). However, there is an exception for certain large-scale gas liquefaction facilities; such investments are depreciated over three years (i.e., 33.33% per year). Depreciation commences when expenditures are incurred. Deductions for exploration and other costs can be taken in the year such costs are incurred.

Any NCS losses may be carried forward indefinitely against subsequent income earned. Any onshore losses may be carried forward for ten years. Half of the losses relating to activity conducted onshore in Norway may be deducted from NCS income subject to the 28% tax rate. Losses from foreign activities may not be deducted against NCS income. Losses from offshore activities are fully deductible against onshore income.

Special Petroleum Tax. A special petroleum tax is levied on profits derived from petroleum production and pipeline transportation on the NCS. The special petroleum tax is currently levied at a rate of 50%. The special tax is applied to relevant income in addition to the standard 28% income tax, resulting in a 78% marginal tax rate on income subject to petroleum tax. The basis for computing the special petroleum tax is the same as for income subject to ordinary corporate income tax, except that onshore losses are not deductible against the special petroleum tax, and a tax-free allowance, or uplift, is granted at a rate of 5% of capital expenditures per year over a period of a minimum of six years (equal to a maximum total of 30% of the capital expenditure). The uplift is computed on the basis of the original capitalized cost, including capitalized interest, of offshore production installations. The uplift may be deducted from taxable income for a period of six years beginning in the year in which the capital expenditures are incurred. Unused uplift may be carried forward indefinitely. Special provisions apply to investments made prior to 1992. Deficits relating to NCS exploration and production activities can be carried forward indefinitely, both for ordinary and special petroleum tax purposes. Deficits incurred in 2002 and later can be carried forward with interest. The Ministry of Finance is authorized to issue guidelines on the interest rate.

Taxation Outside Norway

Hydro's international oil and gas exploration activities are covered by the tax legislation of the respective countries where it is involved, and are also to a large extent regulated by PSAs. The PSAs are normally negotiable, and the terms are unique for each project. Under a PSA, a host government typically retains the title to the hydrocarbons in place. When a discovery is made, the PSA typically allows the contracting company to recover all its exploration, development and operating costs and receive a share of the profit, subject to certain limits. Normally, contractors carry exploration costs and risk prior to a commercial discovery. The fiscal and contractual conditions vary.

Taxation of Electricity

Ordinary Taxes (Norway)

Profits from hydroelectric power production are subject to ordinary Norwegian income taxation at a rate of 28%. Fixed assets are depreciated for tax purposes over 67 years or the concession period, if shorter (dams and tunnels); 40 years (machinery); and at a 5% declining balance (transmission and other electrical equipment). The depreciation base of fixed assets was valued as of January 1, 1997. The higher basis will be deductible in future years in the form of increased tax depreciation.

A company's ordinary income tax for hydroelectric power plants is assessed on an aggregate basis and may be tax consolidated with other activities in Norway.

Surtax on hydroelectric power plants (Norway)

In 1996, a tax law was enacted in Norway for hydroelectric power plants effective from January 1, 1997. In addition to ordinary income tax, the major provision of the law called for the introduction of a surtax. The surtax rate is 27%. The surtax is assessed individually for each hydroelectric power plant (ring-fenced taxation). Unlike the ordinary income tax, finance costs are not deductible. Uplift is a special deduction in the net income computed as a percentage of the average tax basis of fixed assets (including intangible assets and goodwill) for a given year. The percentage, which is determined annually by the authorities, essentially provides for a certain return on capital that is not subject to surtax. The percentage used to calculate the uplift for 2002 was 10.5%.

Revenue for surtax purposes is based on market spot prices with certain exceptions. Revenues from power supplies used for a company's own industrial production facilities and from sales under

certain long-term contracts are not subject to market spot price adjustments. As most of Hydro's hydroelectric production is used for its own production or sold under qualifying contracts, only a minor portion of the production is subject to taxation based on spot prices at the time of production.

Losses can be carried forward indefinitely or until the plant reverts to the Norwegian government. Losses carried forward are increased with interest.

A natural resource tax related to hydro-generated electricity became effective as of January 1, 1997. The rate for 2003 is NOK 0.013 per KWh. The tax is fully deductible from the ordinary income tax of the company.

Employees

At December 31, 2002, Hydro Oil and Energy's employees numbered 4,039. Of these employees, 3,372 were in the Exploration and Production segment in Norway and internationally and 667 were in the Energy and Oil Marketing segment. In addition, 796 consultants were working for Hydro Oil and Energy at December 31, 2002.

HYDRO ALUMINIUM

OVERVIEW OF THE ALUMINIUM INDUSTRY

Aluminium is the third-most abundant element in the Earth's crust and the second-most used metal. The main properties that make aluminium such a valuable material include its light weight, strength, recyclability, corrosion resistance, durability, ductility and conductivity. Because of aluminium's unique combination of properties, the variety of aluminium products continues to grow.

Aluminium Production Process

The aluminium industry produces alumina from bauxite. Bauxite deposits are most commonly found in tropical and subtropical regions of the world, such as Africa (Guinea), India, Jamaica, South America (Brazil, Surinam, Venezuela, and Guyana) and Australia. Bauxite is generally extracted by open cast mining. More than 100 million tonnes of bauxite are mined each year. The bauxite is washed, ground and dissolved in caustic soda (sodium hydroxide) at high pressure and temperature. The resulting liquor contains a solution of sodium aluminate and undissolved bauxite residues containing iron, silicon and titanium. These residues, known in the industry as "red mud," gradually sink to the bottom of the tank and are removed. The refining of the bauxite produces aluminium oxide trihydrate or alumina. Two to three tonnes of bauxite are required to produce one tonne of alumina; two tonnes of alumina are required to produce one tonne of aluminium.

The basis for all modern primary aluminium smelting plants is the Hall-Heroult Process, invented in 1886. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminium fluoride) within a carbon- or graphite-lined steel container known as a "pot." An electric current is passed through the electrolyte at low voltage, but very high current, typically 150,000 amperes, or as high as approximately 300,000 amperes with modern technology. The electric current flows between a consumable carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. This splits the alumina into molten aluminium and carbon dioxide. The molten aluminium is deposited at the bottom of the pot and is periodically "tapped" or siphoned off, taken to a holding furnace, often, but not always, blended to an alloy specification, cleaned and then generally cast.

On average around the world, it takes roughly 15.7 kWh of electricity to produce one kilogram of aluminium from alumina. Design and process improvements have progressively reduced this figure from about 21 kWh in the 1950s. In a modern smelter the electricity consumption could be approximately 13 kWh per kilogram. Nonetheless, aluminium smelting remains an energy-intensive process, which is why the world's smelters are located in areas that have access to abundant power resources. Many smelters are located in remote areas, where electricity is generated specifically for the aluminium plant. More than 50% of the energy used to produce aluminium supplied to the European market comes from hydro-electricity.

The smelting process is continuous. A smelter cannot easily be stopped or started. If production is interrupted by a power line failure of more than six to eight hours, the metal in the pots will solidify, often requiring an expensive rebuilding process.

Aluminium Processing

As noted above, aluminium can be alloyed with other metals to make an array of alloys with different properties. The main alloying ingredients are iron, silicon, zinc, copper and magnesium.

Rolling

The aluminium rolling process changes the characteristics of the metal, making it less brittle and more ductile. Prior to rolling, the aluminium is in the form of a rolling ingot that typically is up to 600 millimeters ("mm") thick. The rolling ingot is then heated to around 500 degrees Celsius and passed

several times through a hot rolling mill. This gradually reduces the thickness of the metal to around 3-6 mm. The thinner aluminium is then cooled and transported to a cold rolling mill for further processing. There are various types of cold rolling mills, producing various types of rolled products with thicknesses as low as 0.006 mm in the case of foil. In general, the type of product depends on the alloy used, the rolling deformation and the thermal treatment used in the process. Rolling mills are controlled by very precise mechanisms and measuring systems. Rolled products include:

- Foil – typically less than 0.06 mm thick, foil is used mainly in the packaging industry (e.g., for foil containers and wrapping), for electrical applications and for building insulation.
- Lithographic sheet – typically with a high surface quality, lithographic sheet is used in the printing industry.
- Sheet and strip – typically between 0.06 and 3-4 mm in thickness, sheet and strip are widely used in the construction industry, in transport applications and in packaging.
- Plate and shate – over 3-4 mm in thickness, plate and shate are used in a number of applications, including airframes, military vehicles and structural components in bridges and buildings.

Extrusion

Aluminium cylinders, referred to as extrusion ingots, which are continuously cast from molten aluminium, can be extruded by heating the aluminium to around 450-500 degrees Celsius and pushing it through a die at great pressure to form intricate shapes and sections. The primary applications for extrusions include:

- window frames, door frames and facades;
- automotive applications like bumper beams, window and door frames and subframes;
- transport segments such as trucks, trains and airplanes;
- machines, furniture and consumer durables.

Extruded products are sold in various forms, such as long lengths (e.g., six meters), cut to length, machined, formed, assembled in a component or module or as systems.

Casting

Aluminium can be cast into an infinite variety of shapes. Cast parts are used in a variety of applications including: light weight components for vehicles, aircraft, ships and spacecraft; general engineering components; architectural fittings; and high-tech products for office and home. Cast products can be produced using either sand casting (used for high production volume processing) or die casting.

Recycling

Anything made of aluminium can be recycled repeatedly. The recycling of aluminium requires only about 5% of the energy to produce primary metal. Scrap aluminium has significant value and commands good market prices. Many aluminium companies have invested in dedicated state-of-the-art secondary metal processing or "remelt" plants to recycle aluminium.

Market Conditions

Aluminium consumption in the Western World (i.e., the world, excluding China, CIS and Eastern Europe) has realized an average annual growth rate of approximately 3% over the last two decades. Industry analysts, such as Brook Hunt and CRU, predict future growth in the Western World's consumption of aluminium in the next decade to be approximately 3% per year and 4-5% on a global basis.

In 2002, growth in demand in Europe and in the United States, currently the world's largest aluminium consumer, was low to moderate. Weak global economic conditions over the past few years

have contributed to an oversupply situation. China's rapid increase in aluminium production has created increased uncertainty around the potential oversupply situation that could negatively affect international prices. China has traditionally been a net importer of aluminium. However, during 2002, China's capacity and production increased by about 30% while consumption grew by roughly 20%, and the country became a net exporter. Over the longer term, China is expected to devote more or all of its aluminium production to internal consumption. However, if consumption and production in China fail to develop in parallel, it will certainly influence the metal pricing and the need for new capacity in the rest of the world. However, China has few natural advantages for primary production. China must import alumina, power sources are located far into the country and much of its power is coal-based.

Aluminium is used in a variety of applications in several industries. The table below reflects a percentage breakdown, according to Brook Hunt and CRU, of the estimated levels of Western World consumption by the principal consuming industries in 2002, and the historic annual growth rates for these industries over the period of 1997 through 2003 (2003 reflecting forecasted figures).

Industry	% of Western World Consumption in 2002	Annual Growth Rates (1997-2003)
Transport	29.4%	3.0%
Building & Construction	19.3%	0.5%
Packaging	17.4%	0.8%
Electrical	9.2%	(1.0)%
Consumer Durables	8.3%	0.8%
Engineering	7.9%	0.8%
Other	8.5%	0.0%

Based on the historical data, the transport segment is expected to experience the most significant growth rates in the foreseeable future. The packaging and building and construction industries appear to be more mature industries in terms of aluminium consumption, particularly in the United States and Western Europe.

Industry sources (Brook Hunt and CRU) have estimated that total global production of primary aluminium was approximately 26.1 million tonnes in 2002, an increase of 4.2% over the production level in 2001. The table below provides a breakdown of the 2002 production volumes in the principal aluminium producing regions and the percentage of the estimated total global production.

Region	Volume (in millions of tonnes)	% of Global Total
North America	5.4	20.7%
South America	2.2	8.4%
Western Europe	3.9	14.9%
Eastern Europe (including Russia)	4.2	16.1%
Asia	6.8	26.1%
Oceania	2.2	8.4%
Africa	1.4	5.4%
Total	26.1	100.0%

Reported stocks of primary aluminium (defined to include International Aluminium Institute, LME, Japanese merchant/consumer and other reported stocks) in the Western World increased by approximately 300,000 tonnes in 2002 to a level of approximately 3.4 million tonnes. For the first nine months of 2003, aluminium shipments in the Western World are estimated to have been 3.2% higher than those in the same period of 2002. Reported stocks in the Western World increased by approximately 40,000 tonnes in the first nine months of 2003.

Historically, stocks in the Western World have fluctuated considerably. From a level of approximately 1.5 million tonnes in the beginning of the 1990s, stocks peaked in 1994 at approximately 4.7 million tonnes and thereafter were rapidly reduced to approximately 2.6 million tonnes at the end of 1995. These changes mainly were attributable to the export of Russian metal to the Western World, and the subsequent production reduction implemented by producers. Since 1995, the annual fluctuations have been less than 500,000 tonnes. High and increasing stocks historically have had a downward impact on price as illustrated in the following graph showing the LME price and reported stocks estimated in days of production since 1994.


U.S.$/tonne
Days
2200
2000
1800
1600
1400
1200
1000
120
105
90
75
60
45
30
LME 3-month price
In stock
Jan 94
Oct 94
Jul 95
Apr 96
Jan 97
Oct 97
Jul 98
Apr 99
Jan 00
Oct 00
Jul 01
Apr 02
Jan 03
Oct 03

Primary aluminium is heavily traded on the LME. The most common benchmark is the three-month price (i.e., the price quotation on the LME for delivery of metal three months from the date of quotation). Prices are quoted on a daily basis, and reflect the market's expectations as to the future supply and demand balance, together with actual consumption and production data. The LME price, which is stated in U.S. dollars per tonne, serves as the main reference price for aluminium purchase and sale contracts worldwide. For medium- to long-term alumina contracts, prices are also normally linked to the LME price of aluminium. For semi-fabricated products, a variety of contracts are used, both with respect to duration and pricing.

The graph below illustrates the annual average LME three-month price of aluminium during the 1981-2002 period.


U.S.$/tonne
2700
2400
2100
1800
1500
1200
900
LME 3-month price (in U.S.$)
1981
1984
1987
1990
1993
1996
1999
2002
Year

During the 1981-2002 period, the LME three-month price reflected an average annual increase of 2.8%. However, adjusting for the U.S. gross domestic product deflator (a common practice in the aluminium industry), the LME three-month price, stated in "real" terms, declined at an average annual rate of approximately 0.5% during this period. Industry sources expect a decline in the real price of aluminium to continue in the long term.

Aluminium competes with substitution materials like steel, polyvinyl chloride ("PVC"), wood, glass, etc. In addition, there is strong competition among the various aluminium producers, which have focused on reducing costs in order to retain or improve their competitive position. As a consequence, pressure has been put on uneconomic smelters using outdated technology, and some closures have been completed or announced. According to the EAA, as of November 2003, approximately 1.9 million tonnes of capacity remained idle in the Western World, 1.3 million tonnes of which was located in the Northwest United States, due primarily to the high price of electricity in the regions where the production capacity is located. The likelihood and timing of the reactivation of any of this capacity is uncertain. In response to the competition, aluminium producers are seeking to expand their existing smelter units to capture economies of scale and invest in the development of cost-efficient plants (i.e., in areas with ample energy supplies and favorable energy prices). This is expected to continue in the foreseeable future.

Industry Structure

Over the last decade the aluminium industry has consolidated significantly. Alcoa (based in the United States) has established itself as the number one integrated aluminium company through the acquisitions of Alumix (based in Italy), Inespal (based in Spain), Alumax (based in the United States) and Reynolds (based in the United States). Alcoa has also developed a significant position in alumina. Alcan (based in Canada), the number two integrated aluminium company, has acquired Alusuisse (based in Switzerland), and is currently seeking to acquire Pechiney (based in France). If that transaction is completed, Alcan's integrated aluminium operations will be of a size comparable to that of Alcoa. Hydro Aluminium, following its acquisition of the German aluminium company, VAW Aluminium AG in March 2002, has become the third-largest globally integrated aluminium company, with approximately 50% of the revenues of Alcoa and of a combined Alcan/Pechiney. Industry analysts expect that the consolidation activity within the aluminium industry will continue, although at a reduced scale compared to previous years.

In addition to the integrated companies mentioned in the preceding paragraph, there are several large companies that focus on upstream operations (i.e., bauxite, alumina or primary metal), such as BHP Billiton (based in Australia and the United Kingdom), Rio Tinto, through its subsidiary, Comalco Limited (based in Australia), and CVRD, through its subsidiary, Aluvale (based in Brazil). The Russian aluminium industry has consolidated into two companies, Rusal and Sual. Both companies focus on metal production in Russia, with minor downstream operations. Since the 1990s, China has emerged as a major producer of primary metal. The industry structure in China is still fragmented with many small- and medium-sized companies, of which Chalco has evolved as the most significant.

Downstream, there are few major independent semi-fabricating producers outside the large integrated systems. In finished products, the structure is much more fragmented.

HYDRO ALUMINIUM'S BUSINESS

Overview

In March 2002, Hydro Aluminium solidified its position as one of the top three integrated aluminium companies in the world by acquiring VAW, a major producer of primary aluminium, rolled products and other fabricated aluminium products based in Germany. Through this acquisition, Hydro Aluminium has become a full range aluminium company, expanding its range of products and activities, with leadership positions in certain rolled products markets, a strengthened extrusion and automotive offering and a more significant presence in North America and Asia. In 2002, Hydro Aluminium's total revenues were NOK 65.1 billion. For the first nine months of 2003, revenues were NOK 52 billion, compared to NOK 48.4 billion in the corresponding period of the prior year.

Hydro Aluminium initiated cost improvement programs in 2001 and 2002. These programs are expected to result in cost improvements of NOK 2.5 billion compared to the base-line cost level in 2001, with this result expected to be fully achieved in 2004. Cost savings achieved as of the end of the third quarter of 2003 amounted to NOK 1.9 billion.

Hydro Aluminium's organizational structure is as follows:


Hydro Aluminium
Primary Metal (Oslo)
Metal Products (Oslo)
Rolled Products (Cologne)
Extrusion (Lausanne)
Automotive (Cologne)
North America (Baltimore)
Metals sub-segment
Rolled products sub-segment
Extrusion and Automotive sub-segment

The graph below depicts Hydro Aluminium's aluminium operations, in terms of 2002 tonnage along the value chain. The figures included in the graph are approximate pro forma figures, as if the VAW acquisition had been completed as of January 1, 2002.


1,000 tonnes
Alumina(1)
700
700
Equity
Long term contracts
Electrolysis metal
1,400
Equity
Metal products
1,400
290
820
650
Equity
3rd party primary alliances
Remelt external
Remelt own scrap
Downstream
830
75
515
67
Rolled(2)
Wire rod
Extrusion & Automotive
Castings

(1) Aluminium equivalents (2 tonnes alumina per tonne aluminium)
(2) Flat rolled products only

Competitive Position

The VAW acquisition has provided a balance between Hydro Aluminium's primary upstream production and downstream activities. The downstream activities added to Hydro Aluminium's business activities through the VAW acquisition have complemented and broadened Hydro Aluminium's product portfolio, contributing to such activities achieving a critical size. For example, Hydro Aluminium has evolved from a rather marginal to a leading producer in the European rolled products business (annual sales of flat rolled products expanded from 133,000 tonnes in 2001 to 834,000 tonnes in 2002). Rolled Products is now the world's fourth-largest producer of flat rolled products, measured by volume, with more than 900,000 tonnes of production per year. Flat rolled products represent roughly 50% of global aluminium consumption.

Hydro Aluminium now has important European positions within high margin rolled products segments such as lithographic (printing) plates and foil. Hydro and Alcan each have a 50% ownership interest in the world's largest rolling mill, Aluminium Norf GmbH ("AluNorf").

Strategy

Hydro Aluminium's strategy has multiple components, reflecting its integrated aluminium operations.

Ensuring Alumina Supply

Hydro Aluminium has, over the last decade, based its supply of alumina on a combination of alumina production from facilities in which it has an equity interest and a portfolio of medium- to long-term contracts. Through completion in 2003 of the expansion to approximately 2.4 million tonnes of the Alunorte alumina plant in Brazil, in which Hydro Aluminium holds a 34% interest, the equity portion of its alumina supply has increased and now covers approximately 50% of the needs of its smelter system. Hydro Aluminium has never been an operator of alumina plants, but has instead prioritized its capital and management resources in areas in the value chain where Hydro Aluminium can add greater value. Over the last decade, there has been, in general, a favorable alumina supply situation, with the exception of a few short periods of tight supply. Consequently, it has been possible for Hydro Aluminium to capitalize on its financial strength to enter into favorable contracts. For the foreseeable future the risk is limited for a long-term tightening of supply of alumina in the market, since the potential to expand current capacity with modest investments remains significant. Accordingly, Hydro Aluminium will continue to pursue an alumina strategy based on sourcing a substantial part of its needs through medium- to long-term contracts.

Restructure Smelter Portfolio

Hydro Aluminium, like the other leading integrated aluminium companies, plans to increase the share of its production being produced at larger smelters. Based on approved projects, Hydro Aluminium expects to increase its share of production being produced by smelters with a capacity of more than 250,000 tonnes per year from 27% in 2002 to approximately 45% by the end of 2006. The expansions in primary production are being made in plants where the existing infrastructure supports a larger capacity. This can be done at a lower investment level than a corresponding new or "greenfield" investment. Expansion of an existing facility improves the operating cost position of the plant, thereby improving the overall long-term cost position.

Hydro Aluminium has taken active steps to increase its metal production and improve its average cost position. The Søral smelter (located in Norway) and the Slovalco smelters (located in Slovakia) have been expanded by approximately 37,000 tonnes and 50,000 tonnes, respectively, to an annual primary aluminium capacity of approximately 160,000 tonnes each. The Sunndal smelter (in Norway) is in the process of being expanded to an annual primary aluminium capacity of 330,000 tonnes, representing a total increase in capacity of 173,000 tonnes. The expansion is scheduled to be completed in 2004. In 2002, Hydro approved participation in the expansion of the Alouette smelter in Canada.

Total annual primary aluminium production capacity will increase by 307,000 tonnes to 550,000 tonnes in 2005, making Alouette the largest aluminum smelter in North America and among the world's lowest cost smelters. Hydro's share of the production is 20%. Including other smaller projects, these expansions of primary aluminium production capacity will increase Hydro Aluminium's total annual primary aluminium capacity to approximately 1.7 million tonnes from the present level of approximately 1.4 million tonnes.

Leverage Metal Supplier Concept

In view of the high investment costs associated with new smelter capacity, since the 1990s, Hydro Aluminium has pursued a multi-sourcing strategy, which it refers to as the "metal supplier concept." This strategy, focusing on building a strong market position in the metal products market, has been based on two primary components:

- develop alternative metal sources through commercial alliances and other agreements; and
- expand Hydro Aluminium's remelt activities.

Hydro Aluminium has entered into several long-term commercial alliances and agreements that further its strategy of developing and leveraging the metal supplier concept with limited asset investment. Under one of the most recent of these agreements, Hydro Aluminium will participate in upgrading the aluminium cast house at Rusal's Sayanogorsk smelter, located in southern Siberia. Upon completion of the first stage of the construction, anticipated at the end of 2003, Hydro Aluminium will be supplied with 80,000 tonnes per year of high quality extrusion ingot. The second stage, to follow a few years later, will further increase casting capacity to 160,000 tonnes. Hydro Aluminium has also entered into a new long-term agreement with Talum in Slovenia, under which Talum will supply Hydro Aluminium with 70,000 tonnes of foundry alloy products per year during 2004-2010.

Focused Growth in Selected Markets Downstream

Rolled Products

Following the acquisition of VAW, Hydro Aluminium is the number two producer in the European rolling industry, with an estimated market share of approximately 18%. Hydro Aluminium holds leading positions globally in the foil and lithographic markets, and a strong position in automotive sheet. The acquisition of VAW has improved Hydro Aluminium's asset base, bringing into Hydro a high level of technical competence in the work force and a portfolio of high quality products. Hydro Aluminium's rolled products strategy is to focus on growth in selected segments (such as lithography, a product segment for which management has recently approved an expansion of capacity), while at the same time continuing to work on operating improvements. Several initiatives have been launched to improve the Rolled Products sub-segment's financial results, addressing both selling, general and administrative costs and direct production costs. Plant specialization will also be pursued to improve efficiency.

Extrusions

Hydro Aluminium currently holds a leading position in the European soft-alloy extrusions market, with an estimated market share of approximately 15%. Hydro Aluminium is a leader in the building systems market in Europe, with its position having been bolstered by the acquisition of the French-based company, Technal, in 2002. The acquisitions of the former Wells Aluminum (based in the United States) in 2000 and VAW in 2002 have strengthened Hydro Aluminium's position in the North American extrusions market. In South America, the plants in Brazil and Argentina have been established as important footholds that will provide bases for future developments. In parallel to this growth, Hydro Aluminium has focused on improving the performance of its extrusions operations under challenging market conditions, in order to place itself in a better position to capture new growth opportunities. Hydro Aluminium intends to continue to expand its product offerings in the global extrusions markets through selected forward integration into product refinements and value-added services to improve margins and volume. Further, Hydro will seek to increase its presence in these markets through organic growth and selective acquisitions.

Automotive

Hydro Aluminium is actively engaged in meeting the needs of the automotive market, which has become the principal source of the growth in demand in the aluminium industry during the last ten years. Approximately 25% of Hydro Aluminium's sales of primary metal have been ultimately destined for the automotive sector, either as customers of Hydro Aluminium's own semi-fabricated and finished products or through other tier suppliers using Hydro Aluminium's foundry alloys to make automotive parts. Hydro Aluminium's management estimates that, in Europe, Hydro Aluminium has a market share of approximately 30% in primary foundry alloys and even higher market shares in precision tubing and crash management. Hydro Aluminium is also a leading independent manufacturer of aluminium engine blocks and cylinder heads in Europe. Its position in the United States is comparatively strong in precision tubing.

In 2003, the Automotive sector has focused on improving its profitability by streamlining production processes to reduce costs. The short- to medium-term strategy is to continue to focus on selected products and leverage the investments made.

Improvement of Operational Performance throughout the Organization

The VAW acquisition had the immediate advantage of expanding Hydro Aluminium's portfolio of plants with relatively attractive costs given the scale of several of the smelters and rolling mills acquired. Furthermore, it provided opportunities to capture the synergies available from a larger scale of operations. This included streamlining the sales, general and administration processes, reducing manning, and sharing best production and other practices to enhance productivity and reduce fixed and variable costs. Hydro Aluminium dedicated significant time and attention in 2002 to the successful integration and extraction of synergies from the acquisition. These efforts have continued with full force in 2003 to ensure that the entire potential is realized.

Following the completion of the VAW acquisition, Hydro Aluminium undertook the rapid integration of the two companies' activities. To capture the synergies associated with the acquisition, Hydro Aluminium launched a program encompassing internal benchmarking to identify and implement cost savings through the introduction of best practices' work processes across the units and the optimization of production systems. Together with the improvement programs already in place, these programs contributed to cost reductions throughout the system. Continuation of the improvement programs in 2003 is expected to result in the realization of further synergies and cost savings.

Even before the VAW acquisition, Hydro Aluminium had initiated cost improvement programs throughout its various segments. Hydro Aluminium achieved its combined cost and staff reduction targets for these and the VAW-synergy programs in 2002. This resulted in aggregate savings of approximately NOK 1 billion, compared to the base-line cost level in 2001 for the combined Hydro Aluminium and VAW businesses. Closure of the primary magnesium production in Norway yielded NOK 424 million of the total savings. Additional programs resulted in the remaining savings. Staff reductions in 2002 totaled 534 employees in the primary magnesium operation and 708 employees associated with other cost reduction initiatives. Hydro Aluminium increased its total savings targets for its several improvement programs in the fourth quarter of 2002 by NOK 400 million to a total of NOK 2.5 billion by the end of 2003, to be achieved with full effect for 2004. As of September 30, 2003, the cost improvement programs have achieved an approximate NOK 1.9 billion in cost savings and a manning reduction of 1,637 employees compared to the 2001 base-line level.

Hydro Aluminium's Operating Segments

METALS

Hydro Aluminium's Metals sub-segment ("Metals") consists of the two sectors, Primary Metal and Metal Products. The Metals sub-segment encompasses Hydro Aluminium's upstream activities, principally the production and sale of primary aluminium produced in Hydro Aluminium's smelters. Metals' activities also include the processing of scrap into high quality products for the mid- and downstream markets, all aluminium and raw materials trading activities, Hydro Aluminium's high purity business and magnesium operations.

Primary Aluminium Production

Hydro Aluminium produces its primary aluminium at 12 wholly or partly owned primary aluminium smelters. Most smelters operated at full capacity during 2002 and have operated at full capacity so far in 2003. Production at the smelters during the three most recent years are reflected in the table below:

Aluminium production (tonnes)	2002 [1]	2001	2000
Primary Aluminium			
Karmøy	272,000	272,000	270,000
Årdal	200,000	206,000	204,000
Sunndal	153,000	156,000	154,000
Høyanger	73,000	71,000	72,000
Søral (Hydro's 49.9% share)	67,000	62,000	62,000
Slovalco (20% share)	22,000	18,000	17,000
Rheinwerk	226,000		
Elbewerk	69,000		
HAW (33.3% share)	44,000		
Kurri Kurri	155,000		
Tomago (12.4% share)	57,000		
Aluouette (20% share)	48,000		
Total primary aluminium production	1,384,000	785,000	779,000
Average price primary aluminium (U.S.$/tonne per LME 3-month price)	1,365	1,454	1,567

(1) Includes VAW volumes on a pro forma basis, as if the VAW acquisition had been completed as of January 1, 2002.

As previously mentioned, Hydro Aluminium has taken active steps to expand its primary metal capacity to approximately 1.7 million tonnes, a level expected to be reached in 2005.

Emission standards established by the Norwegian Pollution Authority in accordance with the Oslo and Paris Convention regulations require primary aluminium production facilities using the Søderberg technology in the Høyanger and Årdal primary aluminium plants to be closed by the end of 2006. Hydro has decided that investments to replace this capacity will not be made. The resulting closures will reduce Hydro Aluminium's annual primary aluminium production capacity by 72,000 tonnes at the latest from 2007.

Raw Materials

Alumina

Hydro Aluminium has secured a part of its long-term alumina requirements for its primary metal production through investments in alumina plants. In 2002, approximately 40% of its alumina requirements for primary metal production were provided by such investments. With the expansion at Alunorte, a Brazilian alumina refinery, this percentage has increased to approximately 50% in 2003.

Hydro Aluminium's major alumina investment is its 34% participation in Alunorte. After an expansion of the plant in 2003, its capacity has reached approximately 2.4 million tonnes. In the third quarter of 2003, Hydro decided to participate in a further expansion of Alunorte. This planned expansion will increase capacity to approximately 4.5 million tonnes (including the effects of smaller productivity improvements) in 2006, providing Hydro Aluminium with a total of approximately 1.5 million tonnes of alumina annually. Hydro Aluminium believes that Alunorte's cash operating costs are significantly below the alumina industry's world average.

Hydro Aluminium also has a 35% equity interest in the Alpart alumina refinery in Jamaica, which has an annual production capacity of 1.5 million tonnes. In Germany, Hydro Aluminium has a 50% ownership interest in Alumina Oxid Stade, which has a total capacity of approximately 800,000 tonnes.

In addition to the equity interests in alumina production capacity mentioned above, Hydro Aluminium has a number of short-, medium- and long-term purchase contracts to secure alumina for its own smelters and trading activities.

In June 2003, Hydro Aluminium and Comalco Limited ("Comalco") signed one of the largest alumina supply contracts in the history of the aluminium industry. Under the agreement, Comalco will supply Hydro Aluminium with 300,000 tonnes of alumina in 2005 and 500,000 tonnes of alumina annually from 2006 through to 2030.

Hydro Aluminium's remaining alumina requirements are covered by medium- to long-term contracts with price formulas based upon a percentage of the LME price.

Energy

Energy represents about 25% of the operating costs associated with primary aluminium production. Hydro Aluminium has negotiated long-term contracts for its Norwegian smelters. Much of this energy is purchased from or through Hydro Energy. Hydro Energy produces, in its own hydroelectric generating plants, electricity amounting to more than 70% of the requirements of Hydro Aluminium's Norwegian primary aluminium smelters. In 2003, approximately 90% of the electricity needed to operate these smelters has been covered by long-term supply contracts.

The smelters outside Norway source energy under contracts with local producers. For the large smelters in Canada and Australia, Hydro has entered into long-term contracts. The current contract for the German smelter system is scheduled to expire in 2005. New contracts will need to be negotiated at or before that time.

Anodes

Anodes are used and consumed in the smelting process. Most of Hydro Aluminium's smelters produce their anodes at their own on-site facilities.

Remelt Activities

Hydro Aluminium has established remelt plants for conversion of scrap metal into extrusion ingot in all major European markets. Facilities are located in Norway, Luxembourg, the United Kingdom, Germany and France, as well as at the primary metal plants in Norway, Germany and Slovakia. A new remelt and extrusion ingot cast house in Spain came on stream in 2002. The plant, with an annual capacity of 60,000 tonnes, will serve the growing market for extrusion ingot in Spain and Portugal.

Scrap is sourced from internal and external customers, and, in addition, standard ingot is used as input material. The customers are internal and external extrusion plants.

Sales and Distribution; Trading Activities

Most of Hydro Aluminium's own production of aluminium cast house products is sold in Western Europe and in the United States to semi-fabricating plants like extruders, rollers and wire mills, as well as foundries. The main consumer areas are transportation, construction and packaging. The major consuming countries in Europe are Germany, France, the United Kingdom, Italy and Spain. The aluminium is sold in the form of value-added products such as extrusion ingot, rolling ingot, wire rod and foundry alloys.

Hydro Aluminium has consistently strengthened its commitment to customer service and increased the efficiency of its production systems. Metals' regional market teams have competencies within technical and commercial services, research and development, logistics, contract administration and scrap conversion. To enhance its existing service level, Metals implemented a program in 2001 called "Hydro Billet Plus." The aim of the program is to reward the Metals sub-segment's most important customers and customers who wish to increase their business volume. The "Hydro Billet Plus" program is likely to add business volume to Hydro Aluminium in a core market segment at attractive terms.

Hydro Aluminium's metal flow[1] is illustrated in the graph below.


Full year figures 2002 in thousands of tonnes
External sources
Internal sources
160
650
130
260
500
70
3,170
Electrolysis(2)
Production above share(3)
Internal scrap
External production(4)
External scrap
Ingot
External Conversion
Total

(1) Approximate pro forma figures as if the VAW acquisition had been completed as of January 1, 2002.
(2) At fully owned plants and minority equity stakes.
(3) Slovalco and Hamburg.
(4) Non-equity strategic agreements (Talum, Goldendale, Aluar, Sayansk and others).

Approximately 40% of the metal processed in Metals is delivered to Hydro Aluminium's downstream units; the remaining 60% is shipped to external customers.

Although trading of aluminium and raw materials is not a core focus area for Hydro Aluminium, it engages in trading of aluminium and related raw materials, mainly alumina. Aluminium trading activities consist of physical metal purchases and sales, as well as trading on the LME. Trading and sourcing activities accounted for approximately NOK 7.4 billion in 2002, compared to approximately NOK 10.0 billion in 2001. The reduction in revenues was due to lower LME prices, lower U.S. dollar exchange rates and lower volumes of alumina and physical metal. In 2002, Hydro's metal traders sold externally 478,000 tonnes of primary aluminium products, compared to 537,000 tonnes in 2001. The main trading product is standard aluminium ingot, which is also the global aluminium product on which price quotations on the LME and other metal exchanges are based. Hydro Aluminium has a small alumina trading activity that has been profitable during the last five years. Alumina is often used in combination with metal trading/sourcing activities, for example, by supplying a third-party smelter with alumina and receiving metal as compensation.

High Purity Aluminium

As a result of the VAW acquisition, Hydro Aluminium is now a world market leader in the production of high purity aluminium products with an estimated market share of approximately 20%. The industry is quite concentrated, with two producers in Europe, four in Japan, two in China and one in Russia. Hydro Aluminium's management has estimated that global production in 2002 was approximately 75,000 tonnes. Through its three production sites in Japan, Norway and Germany, Hydro Aluminium sold about 15,000 tonnes in 2002.

Magnesium

The magnesium industry in the Western World comprises fewer than ten producers with a total production estimated at 220,000 tonnes per year. China was reported to be producing roughly 195,000 tonnes in 2002, of which pure magnesium for export amounted to 170,000 tonnes. Hydro Aluminium has a primary (electrolytic) magnesium plant in Becancour, Canada, that produced 48,000 tonnes in 2002. Metals also owns remelt operations in Norway, Canada, Germany and China, with a combined remelting and recycling capacity of approximately 50,000 tonnes in 2002. The increased quantities of Chinese magnesium available in Western markets have resulted in significant downward pressure on magnesium prices over the past several years.

ROLLED PRODUCTS

Hydro Aluminium's Rolled Products sub-segment ("Rolled Products") is centered in Europe, with rolling mills in Germany, Norway, Spain and Italy, as well as a foil rolling mill in Malaysia that provides a foothold in Asia. Rolled Products' production capacity includes a 50% share in the world's largest hot and cold rolling mill, AluNorf, in Germany. In 2002, the AluNorf mill provided almost 600,000 tonnes to Rolled Products. Most of Hydro Aluminium's entitlement to the products from AluNorf is further processed in the nearby plant in Grevenbroich before being delivered to customers. Grevenbroich is, the center (from the standpoint of technology, best competence and capacity) of Rolled Products's foil and lithographic sheet operations.

The table below reflects Rolled Products' ownership interest and sales volumes by main site in the Rolled Products production system.

Site	Ownership Share %	2002 Sales volume [1] (in thousands of tonnes)
Grevenbroich, Germany	100	477
Hamburg, Germany	100	118
Slim, Italy	100	77
INASA, Spain	100	23
AISB, Malaysia	81	11
Karmøy, Norway	100	55
Holmestrand, Norway	100	43
Alucoat, Norway	100	30
Total, excluding internal sales and wire rod		834
AluNorf, Germany	50	591[2]

(1) Excluding intra-company shipments, except volume quoted for AluNorf. Volumes are pro forma, as if VAW had been part of Hydro Aluminium as of January 1, 2002.

(2) 100% of shipments from AluNorf are intra-company.

In 2002, Rolled Products had external shipments of 834,000 tonnes, mainly to the European market where it holds an estimated market share of approximately 18%.

Rolled Products, like the rest of the rolling industry, produces a wide variety of products for different industries and with different product margins. To be successful within the rolling industry, one must optimize product mix and capacity utilization, as well as streamline the production system. There are large differences in margins between different products, with the most attractive products limited in terms of demand.

Rolled Products' customer base includes customers in the packaging, automotive, transport, building, engineering, electrical and printing industries. A major part of the sales functions is organized centrally along the product and business unit dimension. This organization enables optimization of sales, planning and production in Rolled Products' total system.

Rolled Products consists of four business units serving different market segments. In 2002, these units had the following sales volumes to external customers:

Unit	2002 Sales Volumes (in tonnes)
Lithography	112,000
Foil	137,000
Strip	534,000
Automotive	51,000
Total	834,000

Over the last four years, the Lithography business unit has had an average annual growth in sales volume of about 7%, outpacing the 3% growth in general lithography demand. This is attributable primarily to Rolled Products' focus on quality and customer service. Hydro Aluminium's Lithography business is well positioned to continue to expand its customer base and meet increased competition. Both on the demand and supply side, the lithography market is characterized by a high degree of concentration.

Rolled Products' Foil business unit has endeavored to leverage its market-leading position in Europe (in terms of volumes) to respond to the needs of global customers for a global supplier with a local presence. In 2001, Rolled Products acquired a 65% ownership interest (increased to 81% in 2002) in a Malaysian rolling mill to serve as a base for supplying customers in the Asian region. Living standards in Asia are rising, hence packaging needs are growing rapidly and foil is one of the most important packaging materials.

The Strip unit's business is characterized by higher volumes and lower margins compared to the other units within Rolled Products. For this business, high capacity utilization and production efficiency are particularly important. The current strategy is to optimize the combined production and market system of Rolled Products to realize the full potential.

Automotive flat rolled products are expected to have higher growth than other flat rolled products in Europe. Principally using its existing asset base, Rolled Products intends to expand its flat rolled product range from non-visible applications to applications that are visible (referred to as the "body-in-white" market) on a finished manufactured vehicle. Body applications are expected to be a strong, growing market segment due to auto manufacturers' constant need to reduce weight. As the surface requirement demands a special quality, a new finishing line has been constructed in Grevenbroich, Germany.

Most of the metal required for production by Rolled Products is delivered from Metals. In addition, process scrap from the customers of Rolled Products and scrap collected from the market is, together with Rolled Products' own process scrap, remelted and casted to rolling ingots in Rolled Products' casting facilities. Supplies from Metals are priced on an arm's-length basis with reference to the LME price. External supplies of rolling ingot to Rolled Products represent less than 10% of its total requirement.

EXTRUSION AND AUTOMOTIVE

The Extrusion and Automotive sub-segment of Hydro Aluminium consists of three sectors: Extrusion, Automotive and North America. These sectors' main products are extruded aluminium profiles, used primarily in the building and construction markets and the transportation segment.

Extrusion

The Extrusion sector is primarily focused on the European market. Extrusion is Europe's largest soft alloy extruder of aluminium in terms of volume. Extrusion also has operating entities in Brazil and Argentina, and has a minority participation in a South African entity. In 2002, Hydro Aluminum's total extrusion production was 512,000 tonnes.

Extrusion mainly consists of general extrusion activities and its Building Systems unit. With respect to its general extrusion activities, Extrusion supplies custom-made general extrusions of soft alloy aluminium, surface treatments such as anodizing and powder coating, fabrication, components and finished products. Building Systems supplies complete design and solution packages to metal builders, enabling them to supply both the commercial and residential building markets with products, such as facades, partition walls, doors and windows, as well as other building applications, through its three main brands: Technal™, Wicona™ and Domal™.

In January 2002, Extrusion enhanced its position through the acquisition of Technal, a French-based manufacturer of aluminium building systems. The Technal acquisition augmented Extrusion's

general extrusion operations through the addition of extrusion capacity in France and by doubling Building Systems' volumes. This put Extrusion into a leading position in building systems in Europe based on extruded aluminium.

Automotive

The Automotive sector ("Automotive") comprises all of Hydro Aluminium's precision tubing, structures and shape-casting businesses worldwide. In the last few years, Automotive has followed a strategy of continuous growth in order to strengthen its position as a supplier to the highly demanding automotive industry. Automotive is currently introducing several new products with start-up of new production lines and rapid organizational development.

Hydro Aluminium's management believes that Automotive is the leading supplier of aluminium extrusion-based applications within crash management (e.g., bumper beams, crash boxes, engine cradle components) in Europe. Automotive is also involved in crash management in North America and has increased its U.S. bumper production in 2003 based upon existing contracts. The sector has received safety awards for crash management systems supplied to several vehicles.

Automotive's precision tubing unit produces applications used primarily within radiators, fuel coolers and liquid lines. This unit has a significant market presence in Europe, North America and South America. The unit also supplies part of the Chinese market through its plant in China.

Through the acquisition of VAW, Automotive became the owner of VAW's casting business and technology. The sector is now a leading independent (i.e., not affiliated with an automotive manufacturer) supplier in Europe of aluminium cylinder heads, engine blocks and inlet manifolds. Through its own technological leadership and in cooperation with Daimler Chrysler, Automotive has developed the first aluminium high performance, high volume diesel engine block.

North America

The North America sector ("North America") comprises all non-automotive extrusion and remelt plants in the United States. Through the acquisition of Wells Aluminum in 2000 and VAW's North American extrusion assets in 2002, the sector has become the third-largest extrusion company in the North American market, with seven extrusion plants and four stand-alone component manufacturing fabrication facilities, including one in Mexico.

The North America sector produces a broad range of extruded shapes, and provides finishing services, for numerous end markets. The sector has a leading position within the North American drawn tube market for demanding applications in office imaging products and health care. It also supplies extrusion-based products to the transportation, building and construction, and consumer durable markets.

The sector operates six remelters, including its new remelter in Commerce, Texas (which started operations in 2002), representing one of the largest remelting systems in the United States. The remelt network produces extrusion ingot and offers cost-efficient remelt solutions to the North American sector's customers.

The U.S. market has proven to be more volatile than the European market. The North American extrusion market fell by approximately 21% from 2000 to 2001, and remained flat in 2002. North America's operations were particularly affected by the trailer market segment, which experienced the largest decline. The North America unit took a number of actions to respond to the drop-off in demand. In 2002 it closed the former VAW headquarters in Florida and an office in Kentucky. In 2002, it also closed a Georgia extrusion plant, transferring existing contracts to other facilities to improve press utilization and profitability.

Research and Development

Hydro Aluminium's R&D is oriented toward the core activities of its business. Hydro Aluminium incurred a total of NOK 408 million in R&D costs in 2002. Metals, Extrusion and Automotive, and

Rolled Products incurred NOK 99 million, NOK 265 million and NOK 44 million in R&D costs, respectively. R&D activities are strongly focused on core products and production processes. Hydro Aluminium's R&D organization consists of an international network covering Europe, North America and Asia.

Environmental Matters

Hydro Aluminium is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, the storage, treatment and discharge of wastewaters, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant.

Aluminium production is an energy-intensive process that has the potential to produce significant environmental emissions, especially air emissions. Carbon dioxide, a greenhouse gas, is a major emission from aluminium production. The European Commission has adopted a directive that would limit carbon dioxide emissions from a broad range of industries and establish an internal emission trading system. The directive could affect production costs at facilities in the European Union, if the facilities do not achieve the targets set by the respective EU Member States. It also could affect facilities in the EEA, although it is not clear at this time how the directive will be implemented in the EEA. See "Oil and Energy Government Regulation – EU Regulation." In the European Union and other countries, various protocols address trans-boundary pollution controls, including the reduction in emissions from industrial sources of various toxic substances such as poly-aromatic hydro carbons, and the control of pollutants that lead to acidification. Emission standards, established by the Norwegian Pollution Authority in accordance with the Oslo and Paris Convention regulations, require primary aluminium production facilities using the Søderberg technology in the Høyanger and Årdal primary aluminium plants to be closed by the end of 2006. See "Metals – Primary Aluminium Production" above.

Carbon dioxide regulation has been the subject of significant political debate in the United States, but thus far the United States has decided not to ratify the Kyoto Protocol. U.S. legislation regarding carbon dioxide emissions could be enacted in the future. Such legislation could have an effect on costs, but until such legislation is passed, it is not possible to provide a meaningful estimate. The United States has an extensive regulatory program to control other air emissions from aluminium facilities, including hazardous air pollutants.

The European Union has a framework of environmental directives integrated into the Water Framework Directive (2000/60/EC) regarding discharges of dangerous substances to water. The Oslo and Paris Convention for the Protection of the Marine Environment of the North-East Atlantic has resulted in new emission levels for the aluminium industry related to the prevention of marine pollution, which are scheduled for implementation by all signatories to the Convention before 2007. The United States has a regulatory permit system limiting the discharge from facilities to water bodies and publicly owned treatment works, as well as regulations to prohibit discharges of hazardous substances to groundwater.

Hydro Aluminium believes that it is currently in material compliance with the various environmental regulatory and permitting systems that affect its facilities. However, the effect of new or changed laws or regulations or permit requirements, or changes in the way that such laws, regulations or permit requirements are administered, interpreted or enforced, cannot be predicted.

Government Regulation

EU Aluminium Tariffs

The EU has implemented an import duty of 6% on aluminium metal. Importation of aluminium from the EEA, of which Norway is a member, is not subject to such duty for aluminium metal produced in the EEA. The duty has been subject to debate within the European Union, and it is not

possible to predict whether it will be maintained in the medium- to long-term. The WTO round of negotiations on tariff and non-tariff barriers on industrial products may ultimately lead to a reduction, if not elimination, of aluminium tariffs. However, it is likely that changes arising from WTO commitments will not be phased in until 2007 or 2008 at the earliest. Thus, the WTO negotiations are not expected to have a substantial impact on Hydro Aluminium in the near future. The Federation of Aluminium Consumers in Europe, which represents many aluminium-consuming industries in the European Union, has been pressing the EU authorities for the removal of the EU's aluminium tariff for the past several years. The European Commission has, however, resisted a unilateral reduction of the tariff.

Energy Taxation

The new EU directive on the taxation of energy products, Directive 2003/96/EC, is due to become effective on January 1, 2004. The directive will expand the minimum tax system of energy products from mineral oils to all energy products, including coal, coke, natural gas and electricity. This could affect Hydro Aluminium by making energy inputs, including electricity, more expensive as a result of the tax. However, countries subject to the directive will be authorized to apply reduced rates or tax exemptions on certain products or energy uses, such as renewable energy sources or heat produced in combined generation installations. Accordingly, aluminium producers in the European Union and the EEA may be able to secure some tax relief.

Employees

As of December 31, 2002, Hydro Aluminium had 27,110 employees, of whom 6,284 worked in Metals, 4,306 in Rolled Products and 16,520 in Extrusion and Automotive. The table below reflects a breakdown of the main countries in which Hydro Aluminium has employees:

Country	Number of Employees
Norway	5,676
Germany	5,568
United States	3,931
France	2,017
United Kingdom	1,506
Italy	1,165
Other countries	7,247
Total	**27,110**

OTHER ACTIVITIES

Other Activities are defined as outside of Hydro's core areas: Oil and Energy, Aluminium and Agri. Other Activities consist of Petrochemicals, Treka AS (formerly known as A/S Korn-og Foderstof Kompagniet or KFK), Pronova, Industriforsikring a.s, the captive insurance company, and Hydro Business Partner.

PETROCHEMICALS

Since late 1996, the global petrochemicals industry has faced an oversupply situation. Competitive pressures have led to alliances, restructurings and mergers within Europe (e.g., the merger of Royal Dutch/Shell's and DEA's petrochemicals businesses in Germany and BP's purchase of Veba Oel from E.On). The consolidation has been motivated, in large part, by the objectives of achieving economies of scale, lowering operating costs and increasing unit margins. The consolidation in the part of the petrochemical industry in which Hydro is active, mainly PVC in Europe, has been less extensive. Hydro's Petrochemicals business has met increased competition by lowering fixed recurring and variable costs and increasing asset productivity through, among other things, de-bottlenecking and staff reductions of roughly 57% (including activities sold) compared to 1996 levels.

For the foreseeable future, the competitive environment for world commodity petrochemicals and polymers is expected to be characterized by a widening cost gap between the global petrochemical/ polymer producers that are integrated into raw materials and the smaller, more regional producers and those that are not backwards integrated. In view of market conditions, Hydro's Petrochemicals business will continue to focus on operational improvements through the establishment of best practice teams to ensure the transfer of knowledge in both operations management and process technology. The efficiency enhancement process is expected to entail further staff reductions, improved supply contracts, increased productivity and improved margin management.

Hydro's petrochemicals business is involved in all stages of production of the plastic raw material, PVC, also known as vinyl, and its intermediate products, ethylene, chlorine and vinyl chloride monomer ("VCM"). Hydro Petrochemicals is the largest PVC supplier in the Nordic countries, with a market share of approximately 70%. In the United Kingdom, Hydro Petrochemicals ranks first with approximately 38% of the market. The PVC industry in Europe is relatively fragmented, reflecting the industry's development on a national, rather than a European, basis. Hydro has an advantage in being backward integrated into ethylene and having close proximity to other Scandinavian countries and the United Kingdom, as well as long-term strategic relationships with customers in these markets.

Hydro has a 29.7% interest in Qatar Vinyl Company Ltd., which operates a petrochemical plant at Mesaieed Industrial City, Qatar. The plant has an annual capacity of 230,000 tonnes of VCM, 175,000 tonnes of ethylene dichloride and 290,000 tonnes of caustic soda. In China, Hydro has a 31.8% interest in Suzhou Huasu Plastics Co., Ltd., which produces PVC film and has a suspension PVC ("S-PVC") capacity of 120,000 tonnes per year. Hydro also has a 26.2% interest in CIRES, a PVC resin and compound manufacturer in Portugal.

Raw Materials and Production

Hydro has a 50% ownership interest in an ethylene cracker through Hydro's joint venture interest in Noretyl AS. The cracker is integrated with Hydro's chlorine and VCM production facilities located at Rafnes, in Norway. The production efficiencies inherent in an integrated production process contribute to higher margins compared to margins of competitors that rely on purchased ethylene. Petrochemicals has a secure supply for most of its remaining ethylene (43,700 tonnes) and chlorine (about 100,000 tonnes) needs through medium-term supply contracts.

Petrochemicals production (in tonnes)

Base Products	Nine Months Ended September 30, 2003	2002	2001	2000
VCM	433,000	540,000	591,000	536,000
Caustic Soda	211,000	262,000	279,000	271,000
Polymers				
S-PVC	378,000	458,000	465,000	445,000
P-PVC	61,000	70,000	72,000	76,000
Total Polymers	439,000	528,000	537,000	521,000
PVC Compounds	97,000	128,000	143,000	154,000

Average Market Quoted Prices in Northwest Europe

	Nine Months Ended September 30, 2003	2002	2001	2000
Ethylene – €/tonne delivered	535	518	616	662
VCM – Spot export fob U.S.$/tonne	442	451	345	562
S-PVC – €/tonne delivered	678	714	656	857

Hydro manufactures PVC at the following plants: Hydro Polymers AS (Porsgrunn, Norway), Hydro Polymers AB (Stenungsund, Sweden) and Hydro Polymers Ltd. (Aycliffe, United Kingdom). The Nordic sites produce S-PVC and paste PVC ("P-PVC") while the U.K. site produces S-PVC for external sale and mixing with additives to generate PVC compounds in a variety of grades to meet customer specifications. VCM is produced at Hydro's Rafnes and Stenungsund plants.

Ethylene feedstock for the Rafnes facility is supplied by long-term contracts for NGLs from a number of North Sea fields for approximately 50% of the required volumes. The remaining need is covered by spot purchases. The share of NGL purchased under long-term contracts will increase from the autumn of 2005. Price formulas are linked to naphtha or oil prices. As such, oil prices are an important driver of ethylene costs. Petrochemicals' share of ethylene produced at Rafnes in 2002 was 219,000 tonnes.

The total production of chlorine in 2002 was approximately 232,000 tonnes. Chlorine feedstock in excess of Hydro's own production is covered by medium-term and spot purchases (approximately 100,000 tonnes). Plant closures in Europe have reduced the chlorine supply in 2002.

In March 2003, Hydro's Board of Directors approved a plan to build a new 130,000 tonne chlorine plant at Rafnes, at a cost of approximately NOK 1,000 million.

At present, Petrochemicals transports raw materials and intermediates among its plants in Rafnes, Stenungsund and Aycliffe. Increased efficiency and lower transportation costs could be achieved by an improved balance between input (raw materials) and output (final product) streams at the individual plants.

Sales and Distribution

PVC and PVC compounds are mainly sold by Hydro's own sales organization. Distribution is mainly by truck. Pipe grade S-PVC is considered to be a commodity product, while there is considerable product and price differentiation in other S-PVC applications. P-PVC accounts for about 7% of the total PVC market. P-PVC is traditionally considered to be a specialty product influenced only to a limited extent by S-PVC price developments.

Caustic soda, a by-product of chlorine production, which is used by a variety of industries such as in paper and pulp, alumina and soap production, is sold to customers in Europe and North America mainly through Hydro's own sales organization. Distribution is by vessel, rail or truck. In addition to its own production, Hydro trades moderate quantities of caustic soda in the same markets.

Investments

The amounts disclosed in this section represent investments made in the respective years that include additions to property, plant and equipment, plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.

Investments in 2003 (other than in the chlorine expansion at Rafnes) will total approximately NOK 200 million, compared to NOK 254 million in 2002, 347 million in 2001 and 540 million in 2000.

Hydro Petrochemicals is defined as a non-core activity intended for sale.

TREKA AS

Treka AS is a publicly held Danish company, in which Hydro has a 68.8% interest. After the sale of major parts of the former KFK throughout 2002 and 2003, the remaining operational activities in Treka consist of the Biomar fish feed operations. Because of difficult conditions in the fish farming industry, Biomar has made substantial accruals of its accounts receivable during 2003. A potential divestment of the Biomar activities has been announced and initiated, but has not resulted in any agreements to date.

PRONOVA

Hydro Pronova is responsible for commercializing products and businesses at the periphery of Hydro's core business areas, with the objective of developing businesses and realizing their long-term potential as part of Hydro or outside of Hydro.

Hydro Pronova comprises several activities and products, including Omega-3 fatty acids, transcritical (high pressure) carbon dioxide-based technology, packaging systems for transportation of bulk goods, development and production of active pharmaceutical ingredients and other fine chemicals and highly specialized polymeric particles for the life science industries.

Hydro Pronova has developed a highly concentrated Omega-3 pharmaceutical product, Omacor™, for treatment of post-myocardial infarction (Post-MI) and hypertriglyceridemia. The product has been approved for treatment of these symptoms by 12 European countries, with further applications in Europe and the United States in process. Agreements have been signed with four major pharmaceutical companies to market Omacor™ in Europe, where it is currently sold in four countries.

Hydro Pronova has global, exclusive rights to commercialize patented technology developed at the Norwegian Institute of Technology using transcritical carbon dioxide as a medium in heating and air conditioning applications. The technology, branded Shecco™, provides an energy-efficient and environmentally friendly alternative to hydrofluoride carbon gases in such systems. Hydro Pronova has signed agreements with Denso of Japan and other major global companies for the application of Shecco™ technology to systems including water heating and mobile air conditioning.

INDUSTRIFORSIKRING

Industriforsikring a.s, a captive insurance company, is a wholly-owned subsidiary of Hydro that provides property, casualty and marine insurance for companies in the Hydro Group.

HYDRO BUSINESS PARTNER

Hydro Business Partner ("HBP") was formed as a sector for service and support functions in the beginning of January 2000. HBP is organized in two primary functional units: Production and Facility Services and IS Services and Business Support Services.

LEGAL PROCEEDINGS

Kharyaga Oil Project

On April 9, 2003, the Ministry of Taxes and Revenues of the Russian Federation asserted a claim that there exist no grounds for recovery of costs incurred in 2001 and 2002 under the Kharyaga PSA for the Kharyaga oil project in Northwest Russia. The consortium members of the Kharyaga oil project, including Hydro, and the Russian authorities entered into the PSA under which production commenced in October 1999. The Ministry's assertion is based on the position that the costs in question have not been approved as recoverable costs by the Kharyaga Joint Committee. The Joint Committee consists of six members, three appointed by the Russian Federation and three by the investors (i.e., Total, with a 50% interest; Hydro, with a 40% interest; and Nenets Oil Company, with a 10% interest). The Joint Committee's decision must be agreed by all members.

In response to the Ministry's claim, Total and Hydro have initiated an arbitration claim. The basis for the claim is the unjustified failure of one of the members of the Joint Committee, who is the representative of the Local Administration, to sign the Joint Committee's list of decisions confirming the Joint Committee's approval of the 2001 and 2002 annual accounts and the 2002 work program and budget. The ensuing determination by the Russian government that there are no recoverable costs is deemed to be a breach of the PSA.

The PSA is governed by Swedish law, and the arbitration will be held in Stockholm according to the Arbitration Rules of the United Nations Commission of International Trade Law. Should the investors' arbitration be resolved in a manner adverse to the investors, Hydro believes that the maximum exposure it would face is approximately U.S.$30 million, before the assessment of penalties and interest, for the period up to December 31, 2002. At present, no assurances can be provided as to the outcome of this matter. However, Hydro's management does not believe this matter, however resolved, will have a material adverse effect on its results of operations or financial condition.

EFTA Surveillance Authority Investigation

On July 26, 2002, the ESA opened a formal investigation procedure against Norway to establish whether or not the 0-rate electricity tax applicable to Norwegian industry is compatible with the state aid rules of the EEA Agreement. In its decision to open the investigation, ESA advised the Norwegian government that ESA may instruct the Norwegian government to recover unlawful state aid from the recipients should ESA find a measure to be incompatible with the EEA agreement.

The Norwegian government has claimed that the electricity fee system is of a general nature and not covered by the EEA state aid rules. Partly as a consequence of ESA's intervention, the Norwegian government's proposed budget for 2004 contemplates extending the 0-rate to all Norwegian business. If adopted, the extension of the 0-rate tax electricity would remove any uncertainties as to the legality of the electricity taxation system from January 1, 2004.

Should ESA decide to order the Norwegian government to recover the asserted state aid, the decision may be appealed to the EFTA Court. Hydro intends to oppose vigorously, and believes that the Norwegian government will also vigorously oppose, an unfavorable decision related to the past and will make use of all remedies available, both on the EFTA and the national level. Although no assurances can be provided as to the ultimate outcome of this matter, Hydro's management does not believe that the resolution of this matter will have a material adverse effect on Hydro's results of operations or financial position.

Other Proceedings

In the ordinary course of its business, Hydro is a party or subject to legal proceedings, including various claims and governmental actions other than that described above. Hydro's management believes that the resolution of these proceedings, claims and actions will not have a material effect on its financial condition, results of operations, liquidity or competitive position.

SELECTED CONSOLIDATED FINANCIAL DATA

Hydro Before Demerger

Condensed Consolidated Statements of Income

NOK million, except per share information	Nine months ended [(1)] 30.09.2003	30.09.2002	Year ended 2002	2001	2000
Operating revenues	127,249	123,033	167,040	152,999	156,467
Depreciation, depletion and amortization	11,079	10,206	13,912	12,273	12,538
Other operating costs	99,049	98,992	133,297	118,681	115,409
Restructuring costs	—	(10)	(10)	962	54
Operating income	17,121	13,845	19,841	21,083	28,466
Equity in net income of non-consolidated investees	850	(451)	33	566	672
Interest income and other financial income	1,118	1,084	1,418	2,847	1,747
Other income/(loss), net	(1,702)	219	219	578	3,161
Earnings before interest expense and tax (EBIT)	17,387	14,697	21,511	25,074	34,046
Interest expense and foreign exchange gain/(loss)	(1,288)	294	517	(3,609)	(3,905)
Income before tax and minority interest	16,099	14,991	22,028	21,465	30,141
Income tax expense	(9,301)	(9,549)	(13,278)	(13,750)	(16,178)
Minority interest	124	43	15	177	18
Income before cumulative effect of change in accounting principle	6,922	5,485	8,765	7,892	13,981
Cumulative effect of change in accounting principle	281	—	—	—	—
Net income	7,203	5,485	8,765	7,892	13,981
Earnings per share before change in accounting principles	26.80	21.30	34.00	30.50	53.40
Earnings per share	27.90	21.30	34.00	30.50	53.40
Dividends per share	—	—	10.50	10.00	9.50
Average number of outstanding shares	257,803,672	257,745,113	257,799,411	258,434,202	261,620,982

(1) Interim figures are unaudited

Hydro Before Demerger

Condensed Consolidated Balance Sheets

NOK million, except per share information	30.09.2003 (1)	30.09.2002 (1)	31.12.2002	31.12.2001	31.12.2000
Assets					
Cash and cash equivalents	16,461	10,571	5,965	27,148	21,766
Other liquid assets	1,742	1,956	2,647	2,421	2,491
Receivables	41,299	39,643	40,553	34,961	38,800
Inventories	16,876	17,238	17,232	15,793	18,738
Total current assets	76,378	69,408	66,397	80,323	81,795
Property, plant and equipment, less accumulated depreciation, depletion and amortization	114,273	111,311	112,342	95,277	95,025
Other non-current assets	29,572	28,327	28,472	22,322	19,534
Total non-current assets	143,845	139,638	140,814	117,599	114,559
Total assets	220,223	209,046	207,211	197,922	196,354
Liabilities and shareholders' equity					
Bank loans and other interest bearing short-term debt	5,994	8,048	7,306	8,458	9,088
Current portion of long-term debt	1,192	2,062	1,958	1,966	2,209
Other current liabilities	46,663	40,604	38,593	32,569	33,429
Total current liabilities	53,849	50,714	47,857	42,993	44,726
Long-term debt	29,423	33,247	30,902	37,853	40,174
Other long-term liabilities	17,333	14,325	14,633	10,127	7,421
Deferred tax liabilities	34,299	35,254	36,809	31,105	31,387
Total long-term liabilities	81,055	82,826	82,344	79,085	78,982
Minority shareholders' interest in consolidated subsidiaries	669	1,175	1,143	1,051	1,419
Shareholders' equity	84,650	74,331	75,867	74,793	71,227
Total liabilities and shareholders' equity	220,223	209,046	207,211	197,922	196,354
Shareholders' equity per share	329.70	288.10	294.10	290.30	274.00
Total number of outstanding shares	256,712,000	257,960,532	257,960,532	257,634,172	259,986,070

(1) Interim figures are unaudited

Hydro Before Demerger

Condensed Consolidated Statements of Cash Flows

NOK million	Nine months ended 1) 30.09.2003	30.09.2002	2002	Year ended 2001	2000
Net cash provided by operating activities	23,224	19,784	21,785	26,172	25,626
Net cash used in investing activities	(5,674)	(30,155)	(36,446)	(14,681)	(3,630)
Net cash used in financing activities	(7,626)	(5,716)	(5,995)	(5,990)	(8,129)
Foreign currency effects on cash flows	572	(490)	(527)	(119)	464
Net increase (decrease) in cash and cash equivalents	10,496	(16,577)	(21,183)	5,382	14,331
Cash and cash equivalents at beginning of period	5,965	27,148	27,148	21,766	7,435
Cash and cash equivalents at end of period	16,461	10,571	5,965	27,148	21,766

(1) Interim figures are unaudited

Please see the notes to the Financial Statements included in Part V of this Information Memorandum.

Financial Review

Nine Months Ended September 30, 2003 and 2002, and Year Ended December 31, 2002

Consolidated Income Statements (U.S. GAAP)

NOK Million, except per share information	Nine Months Ended September 30, [3] 2003	Nine Months Ended September 30, [3] 2002	Year Ended December 31, 2002
Operating revenues	127,249	123,033	167,040
Operating income	17,121	13,845	19,841
Non-consolidated investees	850	(451)	33
Interest income and other financial income	1,118	1,084	1,418
Other income/(loss), net	(1,702)	219	219
Earnings before interest expense and taxes (EBIT)	17,387	14,697	21,511
Interest expense and foreign exchange gain/(loss)	(1,288)	294	517
Income before taxes and minority interest	16,099	14,991	22,028
Income tax expense	(9,301)	(9,549)	(13,278)
Minority interest	124	43	15
Income before cumulative effect of change in accounting principle	6,922	5,485	8,765
Cumulative effect of change in accounting principle	281	—	—
Net income	7,203	5,485	8,765
Earnings per share before change in accounting principle (NOK)	26.80	21.30	34.00
Earning per share (NOK)	27.90	21.30	34.00
Financial data			
EBITDA [1] – NOK million	30,855	25,203	35,658
Investments – million	13,713	39,767	45,716
Net interest-bearing debt/equity [2]	0.24	0.43	0.44

(1) Earnings before interest, tax, depreciation and amortization.
(2) Net interest-bearing debt divided by shareholders' equity plus minority interest.
(3) Unaudited

Summary of Key Developments

Hydro's net income was NOK 7,203 million (NOK 27.90 per share) for the first nine months of 2003, compared to NOK 5,485 million (NOK 21.30 per share) in the same period of the previous year. Operating income in the first nine months of 2003 amounted to NOK 17,121 million, an increase of approximately 24% compared to the corresponding period in 2002.

Higher oil and gas production, together with lower oil and gas exploration costs, were the main factors contributing to the improved operating results. Hydro expects considerably higher oil and gas production in the fourth quarter of 2003, with total production estimated at 520,000 barrels of oil equivalent per day ("boed") for the year as a whole, and 560,000 boed for the fourth quarter. Exploration costs charged to expense in the first nine months of 2003 amounted to NOK 1,109 million, compared to NOK 2,992 million in the comparable period of 2002.

Hydro Aluminium's operating income was lower for the first nine months of 2003, reflecting negative currency effects on the price of primary aluminium, together with a continued weakness in downstream markets. However, Hydro Aluminium's cost improvement programs continue with strong focus and remain on target.

Hydro Agri's results reflect stronger markets for most fertilizer products, offset, however, by high energy prices and negative currency effects relating to the weak U.S. dollar.

Operating income for Hydro Oil and Energy increased approximately 43% for the first nine months of 2003 compared to the same period in the previous year. The improvement resulted from increased production, as well as substantially lower exploration costs charged to expense compared to the same period of the prior year. Oil and gas production for the first nine months averaged 508,000 boed, an increase of about 10% compared to the corresponding period of the prior year. Higher average production and increased regularity of production contributed to a reduction of costs per barrel of 3.9% for the first nine months of 2003 compared to the same period of the prior year. The Hydro-operated Grane development project came on stream ahead of schedule and below initial investment estimates. Fram Vest started production at the beginning of October, as planned.

Hydro Aluminium's operating income for the first nine months of 2003 increased 19% largely as a result of the inclusion of VAW for the entire period (VAW was acquired as of March 15, 2002), as well as a lower level of infrequent and restructuring charges. Excluding new businesses acquired and infrequent items, Hydro Aluminum's operating income declined approximately NOK 550 million, reflecting a substantial fall in margins due to the weakening U.S. dollar. Negative effects were partly offset by higher sales volumes, improved product premiums, price and currency hedges and better trading results. Primary aluminium production volumes increased as a result of the completion of approximately 70% of the ongoing expansion at Hydro Aluminium's smelter in Sunndal. A decision to participate in an expansion of Alunorte, a low-cost alumina refinery located in Brazil, will secure additional supply of raw materials for Hydro Aluminium's smelters.

Hydro Agri's operating income declined somewhat in the first nine months of 2003 compared to the corresponding period of the prior year. Positive price effects were offset by negative currency effects and higher energy costs.

Other Activities generated an operating loss of NOK 424 million in the first nine months of 2003, compared to an operating loss of NOK 7 million in the corresponding period of 2002. Results for Treka were strongly influenced by the troubled salmon farming market, resulting in increased reserves for bad debts and a write-down of goodwill.

Corporate Activities and Eliminations generated an operating loss of NOK 1,244 million for the first nine months of 2003, compared to a loss of NOK 177 million in the same period of the prior year. The increase in the operating loss primarily relates to increased pension costs, including a charge of approximately NOK 230 million relating to a settlement loss incurred in connection with a reduction in the number of participants in certain pension plans in Norway. The increase in the operating loss also reflects increased pension obligations and a reduction in plan assets during 2002. The operating loss also includes NOK 129 million relating to the elimination of an unrealized gain on power purchase contracts included in Hydro Energy.

Hydro Energy is responsible for ensuring the supply of electricity for Hydro's own consumption and has entered into power purchase contracts in the market and sales contracts with other units in the Hydro Group. These contracts are recognized at market value in Hydro Energy. For other Hydro units, the internal purchase contracts are regarded as normal purchase contracts and are not recognized at market value. During the first nine months of 2003, the estimated market value of the internal power contracts declined due to a decrease in electricity forward prices. This resulted in an unrealized gain to Hydro Energy, which offset unrealized losses on external contracts. As mentioned above, elimination of this unrealized gain in Hydro Energy contributed NOK 129 million to the operating loss in Corporate and Eliminations. The contracts have a duration of up to ten years and can result in significant unrealized gains and losses, affecting future earnings, depending on developments in the electricity markets (forward prices) and changes in the contract portfolio.

Earnings from non-consolidated investees amounted to NOK 850 million for the first nine months of 2003, compared to a loss of NOK 451 million in the prior year period. The increase was strongly influenced by currency effects relating to the U.S. dollar-denominated loan in Alunorte, as well as improvements of approximately NOK 380 million relating to non-consolidated investees of Hydro Agri as a result of higher fertilizer prices.

Other income/(loss) amounted to a loss of NOK 1,702 million for the first nine months of 2003, compared to income of NOK 219 million in the prior year period. In June 2003, the Norwegian tax regulations relating to the removal costs for oil and gas installations on the NCS were amended. Under prior regulations, removal costs could not be deducted when calculating taxable income. Instead, the Norwegian State assumed a portion of the removal costs by means of a special removal grant for each license, calculated on the basis of the average tax rate incurred by the participating companies over the license period. The new rules permit removal costs to be deducted from taxable income. The amendment resulted in a charge to other income of NOK 2,207 million in the second quarter of 2003, representing the estimated value of existing grants. At the same time, a deferred tax asset representing the value of the new tax deductions (calculated at 78% of the accrued asset removal obligation) was included as a reduction to the tax provision for the second quarter of 2003 in the amount of NOK 2,380 million. The net non-recurring effect of the change in regulations amounted to NOK 173 million.

EBITDA for the first nine months of 2003 was NOK 30,855 million, compared to NOK 25,203 million in the corresponding period of the prior year.

Net financial expense for the first nine months of 2003 amounted to NOK 170 million, compared to net financial income of NOK 1,378 million in the corresponding period of 2002, including net currency gains of NOK 324 million and NOK 2,405 million, respectively. The currency gains resulted mainly from the effect of the declining U.S. dollar on Hydro's U.S. dollar-denominated loans. However, movements in other currencies, including the euro, have also affected the results.

The provision for current and deferred taxes for the first nine months of 2003 amounted to NOK 9,301 million, compared to NOK 9,549 million in the corresponding period of the prior year. The tax provision represented approximately 58% of pre-tax income for the first nine months of 2003, compared to approximately 64% in the corresponding period of the prior year. The tax provision consists primarily of current taxes.

The tax percentage for the first nine months of 2003 was significantly influenced by the effect of changes in the Norwegian tax regulations relating to the costs of removing oil and gas installations from the NCS. Pre-tax income for the first nine months of 2003 included a negative non-recurring effect of NOK 2,207 million, while the tax expense included a positive non-recurring effect of NOK 2,380 million relating to the new regulations.

In the tax assessment for 2001, Norsk Hydro ASA was disallowed a deduction of NOK 496 million in connection with a tax-related loss on a receivable in connection with a subsidiary company in the United Kingdom during the period of 1982 to 1988. However, the loss was approved for tax deduction by the Norwegian Tax Appeal Board on June 2, 2003, a decision that is now final, and this affected the tax expense positively by NOK 139 million.

Adjusted for the effects described above, the tax provision represented 65% of pre-tax income for the first nine months of 2003. The tax rate reflects the marginal tax rate of 78% on oil and gas activities in Norway, which accounted for a relatively large part of Hydro's earnings in the first nine months of 2003.

Non-GAAP Measures of Financial Performance

In the discussion on operating results, Hydro refers to certain non-GAAP financial measures, including EBITDA and operating income excluding infrequent or non recurring items. Hydro's management makes regular use of these measures to evaluate its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a

better understanding – for management and investors – of the underlying operating results of Hydro's business segments for the period under evaluation. Hydro manages long-term debt and taxes on a Hydro Group basis. Therefore, net income is discussed only for the Hydro Group as a whole.

Hydro's steering model, referred to as Value-Based Management, reflects management's focus on cash flow-based performance indicators. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs, is an approximation of cash flow from operations before tax. EBITDA is a measure that includes, in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as "Other income (loss), net" in the income statement. The definition of EBITDA excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investee companies. Hydro's definition of EBITDA may differ from that of other companies.

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of Hydro's operating results in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

A reconciliation of operating income to EBITDA for Hydro's business areas is presented in the table below.

Operating Income – EBIT – EBITDA for the Nine Months Ended September 30, 2003

NOK million	Operating Income/(Loss)	Non-cons. Investees	Interest Income	Selected Financial Income	Other Income	EBIT	Depr. and Amort.	EBITDA
Exploration and Production	13,168	16	23	5	—	13,212	6,600	19,812
Energy and Oil Marketing	2,001	62	23	(12)	326	2,400	495	2,895
Eliminations	(20)	—	—	—	—	(20)	—	(20)
Hydro Oil and Energy	15,149	78	46	(7)	326	15,592	7,095	22,687
Metals	1,685	324	3	22	—	2,034	1,128	3,162
Rolled Products	71	1	4	1	—	78	489	567
Extrusion and Automotive	38	33	14	(5)	—	80	926	1,006
Other and eliminations	(47)	—	—	—	—	(47)	1	(46)
Hydro Aluminium	1,747	358	22	18	—	2,145	2,544	4,689
Hydro Agri	1,893	363	147	(4)	—	2,399	865	3,264
Other activities	(424)	53	98	171	162	60	748	808
Corporate and eliminations	(1,244)	(2)	591	36	(2,190)	(2,809)	2,216[1]	(593)
Total	17,121	850	904	214	(1,702)	17,387	13,468	30,855

[1] Includes non-cash charge relating to an expected grant by the Norwegian State pertaining to an asset retirement obligation of NOK 2,207 million.

Cash flow

Hydro has historically financed its operations primarily through cash generated by operating activities. For the first nine months of 2003, net cash generated by Hydro's operations was approximately NOK 23,224 million, compared to NOK 19,784 million in the prior year. The increase resulted primarily from higher earnings.

Net cash used in investing activities for the first nine months of 2003 amounted to NOK 5,674 million, compared to NOK 30,155 million in the corresponding period of 2002. The decrease reflects the substantial investments made in 2002, including VAW and Technal, as well as the purchase of SDFI assets from the Norwegian State. Higher proceeds from sales of short- and long-term investments during the first nine months of 2003 compared to the prior year also contributed to the decline.

Hydro's cash and cash equivalents position as of September 30, 2003, was NOK 16,461 million, compared to NOK 5,965 million at year-end 2002. Hydro anticipates that cash from operations, its cash holdings and short-term credit facilities will be sufficient to meet its planned capital expenditures and operational requirements.

Interest-Bearing Debt

As of September 30, 2003, Hydro's net interest-bearing debt was approximately NOK 20.1 billion, compared to NOK 34.2 billion at year-end 2002. The reduction in interest-bearing debt reflects high cash generation from operating activities, as well as divestments. However, a tax payment of approximately NOK 7 billion was due as of October 1, 2003.

During the first nine months of 2003, Hydro repaid maturing long-term debt of NOK 1.7 billion (GPB 100 million and NOK 500 million), and made extraordinary payments of the long-term mortgage debt of some subsidiaries in the amount of NOK 1.4 billion (U.S.$195 million). As of September 30, 2003, the fair value of Hydro's long-term debt, including the current portion, was approximately NOK 35.0 billion, and the carrying value was approximately NOK 30.6 billion.

The following tables give a break-down of Hydro's long-term debt as of year-end 2002. No new borrowings have taken place in 2003, and there is consequently no significant change in long-term debt since year-end 2002, except for the repayments specified above.

NOK million	Weighted Average Interest Rate	Denominated Amount 2002	Balance in 2002
U.S.$	7.4%	2,935	20,390
NOK	6.9%	2,180	2,180
GBP	7.5%	325	3,641
Euro	6.3%	400	2,915
Other			17
Total unsecured debenture bonds			29,143
U.S.$	6.1%	11	81
SEK	5.5%	1,000	795
Euro	3.5%	61	479
Other			142
Total unsecured bank loans			1,497
Capital lease obligations			122
Mortgage loans			1,400
Other long-term debt			698
Outstanding debt			32,860
Less current portion			(1,958)
Total long-term debt			30,902

Payments on long-term debt fall due as follows:

NOK million	Debentures	Bank Loans	Capital Lease and Other	Total
2003	1,720	124	114	1,958
2004	1,025	45	197	1,267
2005	500	443	1,597	2,540
2006	504	40	120	664
2007	4	423	51	478
Thereafter	25,390	422	141	25,953
Total	29,143(1)	1,497(2)	2,220	32,860

(1) Of which Norsk Hydro ASA is responsible for NOK 29,009 million.

(2) Of which Norsk Hydro ASA is responsible for NOK 1,218 million.

As can be seen in the above tables, approximately two-thirds of Hydro's long-term debt as of year-end 2002 was denominated in U.S. dollars. Substantially all of Hydro's long-term debt carries fixed interest rates, and the weighted average interest rate on all long-term debt was 7.2% at year-end 2002. The average maturity of Hydro's outstanding long-term debt was approximately 14 years, with about 21% of the long-term debt falling due within the next five years and the remainder thereafter. Following the Demerger, Hydro may consider some adjustments to its debt portfolio through extraordinary repayments or repurchases of parts of the outstanding loans.

Substantially all of Hydro's indebtedness is situated in the parent company, Norsk Hydro ASA. In general, the terms of each of the debt agreements and indentures governing the indebtedness contain cross-default provisions (under which a default under any other loan, indebtedness or other obligation for borrowed money on the part of Hydro would trigger a default under that debt agreement or indenture). The cross-default provisions are generally limited to borrowing obligations of Norsk Hydro ASA or any of its "Principal Subsidiaries" (defined to mean a company or other entity (i) which is fully consolidated in the consolidated balance sheet of Norsk Hydro ASA or in which Norsk Hydro ASA owns more than 50% of the issued share capital, (ii) the gross assets of which represent more than 10% of the consolidated gross assets of Norsk Hydro ASA and its subsidiaries (taken as a whole), and (iii) which is incorporated in the Kingdom of Norway), and require that the indebtedness in default under another agreement or indenture be greater than a certain level (e.g., U.S.$ 25 million).

Substantially all of Hydro's debt is unsecured. However, the debt agreements and indentures contain provisions restricting the pledging of assets to secure future borrowings without granting equivalent status to existing lenders. The debt agreements and indentures contain no financial ratio covenants and no provisions connected to Hydro's credit rating or value of underlying assets. None of the agreements gives the lenders a right to accelerate the loan and demand repayment prior to its scheduled maturity. However, certain of the agreements allow for Hydro's early redemption or repayment of the outstanding principal amounts and specified premiums above such amounts, plus accrued and unpaid interest.

As of September 30, 2003, Hydro had unused short-term credit facilities totalling approximately NOK 2.8 billion. Hydro also has agreements for long-term stand-by credit facilities totalling approximately U.S.$2 billion. There were no borrowings under these agreements as of September 30, 2003. Hydro also has in place a shelf registration in the United States under which it may raise up to an aggregate of U.S.$1.5 billion in debt securities. There are no substantial restrictions on the use of borrowed funds under Hydro's material credit and debt facilities.

Investments

Total investments for the first nine months of 2003 amounted to approximately NOK 13.7 billion. Approximately NOK 8.8 billion of this amount related to new and existing oil and gas fields, of which Grane was the most significant.

Hydro Oil and Energy's investments included a non-cash effect of approximately NOK 1.9 billion, reflecting Hydro's adoption of U.S. Financial Accounting Standards Board SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

Hydro Aluminium invested approximately NOK 3.6 billion in the first nine months of 2003. The most important project for Hydro Aluminium during this period was the continued expansion of the Sunndal plant.

HYDRO OIL AND ENERGY

Operating Income/(Loss)

NOK million	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Exploration and Production	13,168	8,660	13,137
Energy and Oil Marketing	2,001	1,903	2,784
Elimination	(20)	—	26
Total	15,149	10,563	15,947

EBITDA

NOK million	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Exploration and Production	19,812	14,864	21,593
Energy and Oil Marketing	2,895	2,589	3,721
Elimination	(20)	—	26
Total	22,687	17,453	25,340

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Oil and gas production (thousands of boed)	508	460	480
Oil price (U.S.$/bbl)	28.60	24.30	24.70
Oil price (NOK/bbl)	203.60	197.60	194.20
Realized average exchange rate (NOK/U.S.$)	7.13	8.13	7.88
Gas price (NOK/Sm^3)	1.01	0.95	0.95
Exploration expense (NOK million)	1,109	2,992	3,558

Operating income for Oil and Energy in the first nine months of 2003 was NOK 15,149 million, around 43% higher than in the same period of the prior year. EBITDA for Oil and Energy in the first nine months of 2003 was NOK 22,687 million, around 30% higher than in the same period of the prior year. The main factors contributing to the increase in operating income and EBITDA were the increase in oil and gas production, the reduction in exploration expense, and higher oil and gas prices.

The average realized oil price was NOK 204 (U.S.$28.6) per barrel during the first nine months of 2003, compared to NOK 197 (U.S.$24.3) in the same period of 2002.

Hydro realized an average gas price for the first nine months of 2003 of NOK 1.01 per Sm^3, compared to the average realized gas price of NOK 0.95 per Sm^3 in the corresponding period of the prior year. The increase reflects the increase in oil product prices. Gas prices under long-term contracts primarily follow oil product prices with a time lag.

Nordic electricity prices remained high at the end of September 2003 as a result of lower than normal reservoir levels due to the exceptionally low precipitation and the increased consumption of electricity during the winter of 2002/2003, which was characterized by relatively cold weather. Average spot prices of electricity for the first nine months of 2003 increased to NOK 0.296 per kWh compared to NOK 0.146 per kWh in the same period of the prior year. Forward prices for deliveries of electricity up to 2006 increased slightly during the third quarter of 2003. Water reservoir levels in Norway and Sweden rose during the third quarter of 2003, but remained around 15% lower than normal.

Overall exploration activities for 2003, with a planned expenditure of NOK 1.9 billion by year-end, are expected to be somewhat lower than planned.

Hydro has signed an agreement for the sale of its 25% ownership interest in the Scanraff oil refinery in Sweden. The sale is expected to be concluded in the fourth quarter of 2003, pending satisfaction of conditions to closing, including the obtaining of necessary government approvals. Upon completion, the disposal of Scanraff will result in a tax-free gain estimated at approximately NOK 600 million.

In the fourth quarter of 2003, oil and gas production is expected to reach approximately 560,000 boed as a result of the start-up of new fields, fewer planned maintenance shutdowns and normal seasonal variations in gas consumption. On the basis of developments in 2003 and prospects for the rest of the year, Hydro's 2003 production target has been raised from 510,000 boed to 520,000 boed.

EXPLORATION AND PRODUCTION

Operating income for Exploration and Production in the first nine months of 2003 was NOK 13,168 million, an increase of NOK 4,508 million, or 52%, compared to the same period of the prior year. Exploration and Production's EBITDA for the first nine months of 2003 was NOK 19,812 million, up NOK 4,948 million, or 33%, from the prior year. The main contributors to the increase in operating income and EBITDA were the increase in oil and gas production, reduced exploration expense and higher oil and gas prices.

Production of oil and gas for the first nine months of 2003 was up approximately 10.4% compared to the same period of 2002. The effect of the increased production on operating revenues and operating income was positively affected by the higher oil prices, stated in U.S. dollars, but the appreciation of the Norwegian kroner against the U.S. dollar neutralized a large part of the higher price of crude oil.

Exploration and Production's average total production of oil and gas for the first nine months of 2003 was 508,000 boed, compared to 460,000 boed in the same period of 2002. Through the first nine months of 2003, oil production accounted for 75% of total production, down from 78% in the same period of 2002. Gas production increased to a total of 5.6 billion Sm^3 for the first nine months of 2003, compared to 4.4 billion Sm^3 in the same period of the prior year.

In the first nine months of 2003, Hydro experienced strong production growth from both Norwegian and international oil and gas fields. Production from Norwegian fields increased as result of the purchase of SDFI assets, and increased production from the Tune, Snorre B and Åsgard fields. The Grane field commenced production on September 23, 2003, three weeks ahead of schedule. Outside the NCS, increased production came from the Girassol field in Angola and the Terra Nova and Hibernia fields in Canada.

International production accounted for 11% of total oil and gas production, up from 10% in the same period of 2002. Maintenance stops in the first nine months of 2003 caused production losses (or delayed production) of approximately 15,000 boed, compared to approximately 11,000 boed in the same period of 2002.

Cost (i.e., field production cost, depreciation and accruals for abandonment, net tariffs and other income/costs, but excluding exploration costs) per produced barrel for the first nine months of 2003 of NOK 78.8 represented a reduction of 3.9% compared to the same period of 2002, mainly due to increased production and higher regularity.

Hydro's total exploration expense amounted to NOK 1,109 million for the first nine months of 2003, compared to NOK 2,992 million in the same period of 2002. The decrease is partially attributable to the planned lower exploration activity level in 2003 compared to the prior year, and the

expensing of previously capitalized costs of exploration wells and acquisition costs in 2002. In the first nine months of 2003, a major part (80%) of Hydro's exploration activity was outside the NCS, mainly in Angola, Canada, Iran and the Gulf of Mexico.

Of 12 exploration wells that were completed through the first nine months of 2003, three proved successful. Discoveries were made in the Gulf of Mexico (Lorien) and Norway (Klegg and Ringhorne Øst).

On October 1, 2003, Hydro submitted an application for eight licenses in the North Sea in the first round of the Norwegian Oil Directorate's distribution of previously defined areas.

The Grane and Fram Vest development projects, operated by Hydro, have made good progress throughout the development period. As noted above, Grane came on stream on September 23. Fram Vest started production at the beginning of October, as planned. Development costs for the Grane project were around NOK 1.5 billion lower than initial estimates. Hydro's share of the Grane field is 38%. The Grane field contains oil of a different quality than is found in the rest of the Norwegian sector. It is anticipated that oil from Grane will be sold at a lower price than standard quality Norwegian oil. However, the price level during the start-up phase is uncertain, which is normal when introducing a new grade of oil. The Fram Vest development costs were NOK 600 million below initial estimates. Hydro has a 25% ownership interest in this field. The Mikkel field, in which Hydro has a 10% interest, started production in line with plans on October 1, 2003.

The Norwegian and British authorities have agreed on the main principles for a treaty relating to new pipelines between the two countries. New pipelines would make it possible to ship gas from the Ormen Lange field to the United Kingdom. The PDO for Ormen Lange is expected to be submitted, as planned, in the fourth quarter of 2003.

An agreement with the Russian oil company, Lukoil, on the transfer of a 25% interest in Hydro's exploration contract in the Anaran block in Iran was approved by the Iranian authorities in the third quarter of 2003. This transfer is reflected in the financial statements with a corresponding reduction in capitalized exploration costs. Following the sale, Hydro retains a 75% share in the Anaran contract.

An agreement signed with Gaz de France regarding the sale of Hydro's interest in the Gjøa field is expected to be approved in 2004. The sale is expected to result in a tax-free gain of NOK 250 million, which will be reflected in the financial statements when the final official approval of the sale has been received.

ENERGY AND OIL MARKETING

Energy and Oil Marketing's operating income for the first nine months of 2003 was NOK 2,001 million, an increase of 5% compared to the same period of the prior year. EBITDA for the first nine months of 2003 was NOK 2,895 million, representing an increase of 12% compared with the same period of the prior year. A transfer of ownership interests in Sundsfjord Kraft ANS in return for 20.2% of the shares in SKS Produksjon AS during the second quarter of 2003 resulted in a gain of NOK 326 million, affecting EBITDA.

Operating income from power activities was NOK 526 million in the first nine months of 2003, a decrease of approximately 23% compared to the same period in 2002. Power production in the first nine months of 2003 was 5.5 TWh, compared with 7.8 TWh in the same period of the prior year, a reduction of 29%. Water reservoir levels in Norway and Sweden rose during the second and third quarters of 2003, but remained around 15% lower than normal at the end of September 2003.

Operating income for oil trading and refining activities was NOK 325 million for first nine months of 2003, an increase of 27% from the previous year. Lower results from crude oil trading were offset by improved results from refining, shipping and other trading activities. Operating income

derived by refining operations was NOK 145 million for the first nine months of 2003, a decline of NOK 67 million (approximately 32%) compared to the same period of the prior year. The average refining margin for the first nine months of 2003 was U.S.$4.20 per barrel, approximately 80% higher than in the same period of 2002. Operating income for the first nine months of 2003 included an inventory loss of approximately NOK 90 million.

Other oil trading and refining activities, consisting of crude oil trading and gas liquids trading and shipping, generated operating income in the first nine months of 2003 of NOK 180 million, an increase of NOK 136 million compared to the same period in 2002.

Operating income from gas activities in the first nine months of 2003 increased by NOK 304 million compared to the same period of the prior year. Approximately NOK 96 million of the increase was attributable to gas sourcing and marketing activities, while the remainder related to income from gas infrastructure activities. The stronger results from gas infrastructure activities were mainly due to higher tariff income from increased throughput, and lower depreciation charges following the extension of license periods for a number of gas pipelines at the time Gassled was established in January 2003. In the third quarter of 2003, Hydro signed an agreement with A.P. Møller-Mærsk A/S, a Danish company, for the purchase of 0.66 bcm of gas per year during the period of 2005 to 2009.

Operating income/(loss) for the oil marketing activities in the first nine months of 2003 was NOK (24) million, compared to income of NOK 80 million in the same period in 2002. The decrease reflects lower margins and high inventory losses. In the first nine months of 2003, the inventory loss amounted to NOK 30 million, compared to a NOK 59 million gain in the same period of the prior year.

Hydro's share of net income, included in the EBITDA of Energy and Oil Marketing, from Hydro Texaco was NOK 103 million for the first nine months of 2003, up NOK 25 million from the same period of the prior year.

HYDRO ALUMINIUM

Operating Income/(Loss)

NOK million	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Metals	1,685	1,265	1,690
Rolled Products	71	(108)	(295)
Extrusion and Automotive	38	43	14
Other and eliminations [1]	(47)	268	289
Total	1,747	1,468	1,698

EBITDA

NOK million	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Metals	3,162	1,739	2,703
Rolled Products	567	211	258
Extrusion and Automotive	1,006	799	1,084
Other and eliminations	(46)	269	289
Total	4,689	3,018	4,334

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002[2]	Year Ended December 31, 2002
Realized aluminium price LME (U.S.$/tonne)	1,424	1,378	1,372
U.S.$/NOK, realized [3]	7.30	8.45	8.21
Primary production (thousand of tonnes)	1,084	775	1,253

(1) Includes unrealized gains and losses on LME contracts. The effects of these contracts are included in the results for the segment when realized.

(2) Revised figures include realized hedges.

(3) Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/(loss) (excluding hedge accounting contracts) and not included in EBITDA.

Hydro Aluminium's operating income for the first nine months of 2003 was NOK 1,747 million, compared to NOK 1,468 million in the corresponding period of the prior year. The increase was mainly due to the inclusion of VAW for the entire first quarter of 2003 and lower infrequent items compared to the first nine months of the prior year. Excluding new business and infrequent items, operating income declined approximately NOK 550 million.

Lower results were mainly because of a substantial fall in margins reflecting an 11% decline in realized aluminium prices, measured in NOK. Positive results relating to improvement programs were offset by higher costs resulting from the ramp-up of new activities and negative currency effects related to the appreciated euro. Hydro Aluminium increased primary metal sales volumes as a result of new production capacity and increased automotive volumes resulting from new contracts. Depreciation increased mainly due to new production capacity. Operating income benefited from much stronger results relating to trading activities (principally because of currency effects) and the contribution from strategic hedging.

Overall Western World shipments of primary metal increased an estimated 3% for the first nine months of 2003 compared to the same period of the prior year, while reported inventories increased by about 40,000 tonnes from year-end 2002. The average market price for aluminium (LME 3-month average) was U.S.$1,397 per tonne for the first nine months of 2003. This was about 2% higher than in the corresponding period of 2002.

Stagnating demand and weak market conditions affected nearly all of Extrusion and Automotive's products in the first nine months of 2003, resulting in pressure on volumes and margins compared with the corresponding period of the prior year. Light vehicle sales in Europe and the United States declined by just over 2% on a year-to-date basis from 2002. During the first nine months of 2003, the European market for Rolled Products increased slightly compared with the same period of the prior year, while consumption in North America was flat with some positive signs late in the third quarter. The weaker U.S. dollar has put producers outside the United States at a disadvantage.

Improvement programs initiated by Hydro Aluminium in 2001 and 2002 remained on target. The overall goal of the programs is to achieve an improvement in operating results, including reductions of annual costs, of NOK 2.5 billion with full effect in 2004 compared to the cost level of the combined VAW and Hydro Aluminium businesses in 2001. Related savings were about NOK 920 million for the first nine months of 2003. Aggregate savings compared to 2001 amounted to approximately NOK 1.9 billion as of the end of the third quarter of 2003.

EBITDA for the first nine months of 2003 was NOK 4,689 million, an increase of NOK 1,671 million compared to the same period of the prior year. EBITDA was influenced by an unrealized currency gain of NOK 208 million in 2003 relating to the revaluation of U.S. dollar-denominated debt held by Hydro's non-consolidated investee, Alunorte, located in Brazil. Corresponding unrealized currency losses were NOK 626 million in the first nine months of 2002. Excluding new business, infrequent items and the currency effects related to Alunorte, EBITDA declined by NOK 289 million in the first nine months of 2003 compared to the same period of 2002.

In order to illustrate more clearly Hydro Aluminium's underlying performance, in the discussion below operating income has been adjusted for certain items referred to as infrequent items.

Net infrequent charges[1] (including restructuring charges) affecting operating income for the first nine months of 2003 were NOK 125 million, compared to charges NOK 667 million for the corresponding period of 2002.[2]

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1 The infrequent items for the first nine months of 2003 were NOK 140 million related to the loan loss provision on a subordinated loan provided to Goldendale Aluminium Inc., demanning and rationalization costs of approximately NOK 62 million, the reversal of an environmental accrual of NOK 59 million and a one-time gain of NOK 18 million on realigning the North American benefit plan to be closer to common industry practice. Infrequent charges split by sub-segment for the first nine months of 2003 were: Metals, a gain of NOK 19 million; Rolled Products, a charge of NOK 34 million; and Extrusion and Automotive, a charge of NOK 110 million.

2 Infrequent charges (including restructuring charges) for 2002 mainly related to manning reductions in connection with the improvement programs, an extrusion plant closure and higher cost of goods sold from VAW inventories due to the fair value adjustment as of the acquisition date. Metals downwardly revised restructuring accruals related to Magnesium by NOK 10 million. Infrequent charges split by sub-segment for the first nine months of 2002 were: Metals, NOK 272 million; Rolled Products, NOK 235 million; and Extrusion and Automotive, NOK160 million

METALS

For the first nine months of 2003, operating income was NOK 1,685 million, compared to NOK 1,265 million in the corresponding period of the prior year. Excluding VAW activities for the first quarter and infrequent items, operating income fell NOK 175 million. Lower net margins resulted in a reduction in operating income of approximately NOK 875 million. The effect of the lower realized NOK/U.S.$ exchange rate substantially exceeded the improvements in realized aluminium prices and product premiums over the LME price, measured in U.S. dollars. Other net operating improvements, including higher sales volumes, hedging and higher trading results increased operating income by approximately NOK 690 million.

Hydro realized an aluminium price of U.S.$1,424 per tonne for the first nine months of 2003 compared to U.S.$1,378 per tonne for the same period of 2002. The realized price includes the effect of hedges. Measured in Norwegian kroner, however, the realized aluminium price declined by approximately 11%. The average realized NOK/U.S.$ exchange rate was NOK 7.30 for the first nine months of 2003 (NOK 8.45 in the corresponding period of 2002), including hedges.

Realized effects of hedges, which consist of LME futures contracts and U.S. dollar forward contracts, positively affected the results by approximately NOK 405 million for the first nine months of 2003. Hedges related to Sunndal contributed NOK 237 million in the first nine months of 2003. For the first nine months of 2002, the effects of these hedges positively affected the results by NOK 114 million. LME futures contracts relating to Sunndal are spread evenly over the quarters while the amount of U.S. dollar forward contracts varies by quarter. Both the LME and currency hedges related to Sunndal are designated as a cash flow hedge against production. Changes in the fair value of the contracts are included in Other Comprehensive Income while the realized amounts are included in operating revenues. In addition, Metals economically hedges certain revenues in terms of LME prices with the purpose of "locking in margins" on such transactions. These positions, referred to as price or strategic hedges, do not qualify for hedge accounting. Realized amounts are included in revenues.

Volumes for Hydro Aluminium's primary metal increased 40% in the first nine months of 2003 compared to the same period of 2002. This mainly reflected the inclusion of VAW for the entire first quarter of 2003, as well as new capacity from Sunndal.

Fixed costs[1] for the first nine months of 2003 were approximately NOK 90 million higher than the corresponding period of the prior year, while depreciation increased by approximately NOK 150 million. Both were mainly due to the ramp-up of capacity at Sunndal.

Operating income from trading activities for the first nine months of 2003 increased by approximately NOK 400 million compared to the same period of the prior year, mainly due to the positive impact of a stronger euro/U.S.$ exchange rate and somewhat better alumina trading results.

EBITDA for Metals for the first nine months of 2003 was NOK 3,162 million, compared to NOK 1,739 million in the corresponding period of the prior year. Excluding VAW activities for the first quarter, infrequent items and currency effects for Alunorte, EBITDA declined approximately NOK 110 million.

Hydro Aluminium's brownfield expansion projects are all progressing according to plan and within budget. The expansion of the 50%-owned Søral primary aluminium plant was brought up to full capacity in the first quarter of 2003. The first expansion of the alumina refinery, Alunorte, in Brazil was completed in early April. Approximately 70% of the cells for the new lines at the aluminium plant in Sunndal, Norway, have now started up.

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1 Fixed costs exclude variable production inputs (such as raw materials and energy), depreciation and miscellaneous gains and losses on disposal of assets.

Emission standards established by the Norwegian Pollution Authority require production facilities using Søderberg technology in the Høyanger and Årdal primary aluminium plants to be closed or replaced by 2006. After an extensive assessment, Hydro determined that investments to replace this capacity will not be made. The resulting closures will reduce Hydro Aluminium's annual primary aluminium production capacity by 72,000 tonnes. The affected facilities will be fully depreciated as of the closure date. A project to evaluate the impact of the closures on manning, restructuring and other sustainability issues relating to the locations and communities involved is in process. However, the expansion of the primary metal plants at Sunndal and Søral during 2002-2004 will increase Hydro's annual primary aluminium production by approximately 185,000 tonnes per year.

An important strategic step for Hydro Aluminium in the third quarter of 2003 was the decision to participate in the second expansion of Alunorte, the low-cost alumina refinery located in Brazil. The expansion will provide Hydro with an additional 610,000 tonnes of alumina annually beginning from the second quarter of 2006. The expansion will increase Hydro Aluminium's raw material supply secured by equity investments.

Hydro Aluminium's alumina balance was strengthened with a long-term supply contract with Comalco, entered into in June 2003. Starting in 2005, Comalco will supply 300,000 tonnes of alumina annually to Hydro's Australian smelter operations. This increases to 500,000 tonnes annually from 2006 to 2030. This improves Hydro Aluminium's competitive position by securing the long-term availability of alumina in line with industrial long-term market prices.

A new long-term agreement with Talum in Slovenia will supply Hydro Aluminium with 70,000 tonnes of foundry alloy products per year starting in 2004 and continuing through 2010. The agreement enhances Hydro Aluminium's metal supplier concept built on a combination of equity primary aluminium production, recycling and remelt facilities, and third-party supply contracts.

ROLLED PRODUCTS

For the first nine months of 2003, operating income was NOK 71 million, compared to a loss of NOK 108 million in the same period of the prior year. Excluding infrequent items, operating income was NOK 105 million for the nine months of 2003, compared to NOK 127 million in the prior year period. Positive effects resulting from higher sales volumes in 2003 were offset by lower margins and higher costs. Costs were negatively affected by an accrual of NOK 31 million relating to a duty claim.

Difficult market conditions continued in the first nine months of 2003, with consumption volumes of flat rolled products at a somewhat higher level in Europe and unchanged in the United States compared to the corresponding period of the prior year. A weaker U.S.$/€ exchange rate put pressure on export margins in Europe.

Rolled Products' margins in the first nine months of 2003 were approximately NOK 40 million lower than in the same period of the prior year. U.S. currency exchange rate changes had a negative affect on margins. Inventory losses from falling metal prices were approximately NOK 150 million in the first nine months of both 2003 and 2002.

External shipments, on a pro forma basis, including comparable VAW figures, increased by approximately 9% to 681,000 tonnes, as Rolled Products' activities increased market share.

The Holmestrand improvement program is proceeding according to plan. The goal of the program is to reduce annual fixed costs by approximately NOK 80 million. The program involves manning reductions of 80 persons, representing approximately 16% of the total work force, by the end of 2004. About 80% of the reductions were completed at the end of the third quarter of 2003.

For the first nine months of 2003, EBITDA was NOK 567 million, compared to NOK 211 million in the same period of the prior year. Excluding infrequent items, EBITDA was NOK 601 million, compared to NOK 446 million in the first nine months of 2002. The activities of the former VAW contributed to a positive variance to EBITDA of approximately NOK 112 million in the first nine months of 2003 compared to the same period of the prior year. VAW was consolidated from March 15, 2002.

EXTRUSION AND AUTOMOTIVE

For the first nine months of 2003, operating income was NOK 38 million, compared to NOK 43 million in the corresponding period of the prior year. Excluding the variance relating to VAW and Technal in the first quarter of 2003 and infrequent items, operating income was NOK 156 million, compared to NOK 204 million in the corresponding period of the prior year. The positive effect of increased volumes was partly offset by higher total costs and depreciation expense. Higher volumes resulted from the ramp-up of new Automotive contracts. The increase in depreciation included a write-down of assets in the amount of NOK 63 million during the first nine months of 2003.

Market sentiment has deteriorated over the first nine months of 2003, and there is no expectation of an imminent recovery. Many customers have prepared to scale back production, and demand for most products has fallen. This has put pressure on prices and margins. Demand in the general extrusion market in Europe was stable or declining, and demand for many extruded products in North America weakened. For the construction industry, two major markets for Hydro Aluminium, Germany and Portugal, were weaker in the first nine months of 2003 than in the same period of the prior year. In the automotive industry, light vehicle sales were lower than in the first nine months of 2002 in both Europe and North America.

Hydro Aluminium Automotive strengthened its market position in the third quarter of 2003 by concluding an important agreement relating to the delivery of front and rear bumper beams for Audi's redesigned A4 model.

Margins for Extrusion operations in Europe in the first nine months of 2003 were at a slightly lower level, measured in euro, but reflected a positive variance when reported in NOK. Despite price pressure on North American operations, margins improved mainly because of lower freight costs and the start of new, efficient remelt operations. Higher margins in these business operations more than offset the impact of lower prices on some Automotive products, as well as somewhat higher costs due to the ramp-up of new product lines.

Total volumes increased compared to the first nine months of 2002 because of the ramp-up of shipments on new automotive contracts. This offset reduced volumes from other business activities. Slightly higher European extrusion shipments offset lower volumes for Hydro's Building Systems' operations, which declined due to lower demand from the European construction industry. North American operations were also negatively affected by lower volumes in the first nine months of 2003 compared to the same period of the prior year.

Fixed costs in the first nine months of 2003 increased by approximately NOK 80 million. Measured in local currencies, sales and administration costs declined as a result of improvement programs; fixed costs were lower because of the closure of activities in 2002. However, total costs increased mainly due to currency effects resulting from reporting euro-denominated costs in NOK. In addition, a temporary reduction of production in the third quarter of 2003 resulted in increased costs for the first nine months of 2003.

Depreciation expense increased by nearly NOK 130 million, reflecting a write-down of NOK 63 million of obsolete assets in several operating units in Automotive and higher charges following the start-up of new production lines and remelt operations.

EBITDA for Extrusion and Automotive in the first nine months of 2003 was NOK 1,006 million, compared to NOK 799 million in the same period of the prior year. Excluding the VAW and Technal variance for the first quarter of 2003 and infrequent items, EBITDA increased by NOK 96 million for the first nine months of 2003.

AGRI

NOK million	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Operating income	1,893	1,998	2,207
EBITDA	3,264	3,300	3,945

Hydro Agri's operating income for the first nine months of 2003 was NOK 1,893 million, NOK 105 million lower than in the corresponding period of the previous year. Positive price developments were more than offset by increased energy costs and the effect of the weakening of the U.S. dollar against European currencies.

The nitrogen fertilizer market improved significantly during the first nine months of 2003 compared to the corresponding period of the prior year. The average urea price (fob Middle East) during the first nine months of 2003 was U.S.$142 per tonne, an increase of 34% compared to the same period of the prior year. The urea price increase was supported by higher global consumption, continued production cutbacks in the United States due to high natural gas prices, and production stops because of production problems in Indonesia, Algeria, Venezuela and Alaska. Average ammonia prices reached U.S.$194 per tonne (fob Trinidad and Tobago) in the third quarter of 2003, a historically high level. The positive nitrogen price trend also affected European nitrate prices, which began the spring fertilizer season at a satisfactory level and continued to rise through the quarter.

Higher fertilizer prices, measured in U.S. dollars, improved operating income for the first nine months of 2003. However, the improvement was offset by higher natural gas and oil prices, and the negative currency effects of the weakening of the U.S. dollar against the Norwegian kroner and euro.

Hydro Agri's total sales volume declined approximately 3% in the first nine months of 2003 compared the same period in the previous year. The reduction reflected the exit from low-margin sales in the phosphate fertilizer market in connection with the divestment of Farmland/Hydro in November 2003. For the 2002/03 fertilizer season, Hydro Agri strengthened its overall market position in Europe as a result of capacity closures by European competitors, as well as reduced imports. Sales volumes outside Europe (after adjustment for the divestment of Farmland/Hydro) reflected positive developments in North America, Latin America and Asia, while continued political instability in some key African countries resulted in weakened results for this region.

Operating income for the Industrial segment (Hydro Gases and Chemicals) declined approximately 18% for the first nine months of 2003 compared to the corresponding period of the prior year. The increase in nitrogen raw material costs resulted in a short-term reduction of industrial product margins because of the lag in external sales reflecting the effect of higher raw material costs. Most product groups showed a positive volume trend compared to the same period in 2002.

EBITDA for the first nine months of 2003 was NOK 3,264 million, compared to NOK 3,300 million for the same period of the prior year. The result was influenced by positive price effects of NOK 1,870 million and negative effects from changes in exchange rates of NOK 720 million. Other negative effects included NOK 1,000 million related to higher energy prices, and NOK 186 million relating to a reduction in interest income on accounts receivable, an increased provision for bad debt, and increased fixed costs, mainly relating to extraordinary maintenance and increased pension costs.

OTHER ACTIVITIES

Operating Income/(Loss)

NOK million	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Petrochemicals	(36)	29	(35)
Other	(388)	(36)	48
Total	(424)	(7)	13

EBITDA

NOK million	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Petrochemicals	253	285	320
Other	555	426	724
Total	808	711	1,044

Other Activities consist of Petrochemicals, Treka AS, VAW Flexible Packaging (sold in April 2003), Pronova, the casualty insurance company, Industriforsikring and Hydro Business Partner.

PETROCHEMICALS

Petrochemicals had an operating loss of NOK 36 million for the first nine months in 2003, a decrease of NOK 65 million compared to operating income of NOK 29 million in the corresponding period of the previous year. The decline primarily reflected increased raw material costs. The corresponding decline in EBITDA was partly offset by improvement in results from non-consolidated investee companies. The improvement was mainly due to higher product prices in Asia. Asia is the main market for Qatar Vinyl Company, 29.7% of which is owned by Hydro.

TREKA

Results for Treka, which comprises the fish food producer, Biomar, have been strongly influenced by the troubled salmon farming market. During the first nine months of 2003, the reserve for bad debts has been increased by about NOK 275 million. In addition, goodwill and intangible assets have been written down by approximately NOK 210 million.

PRONOVA

During the first nine months of 2003, Pronova disposed of a Swedish subsidiary, Carmeda AB, resulting in a gain of NOK 139 million. Hydro will also receive a royalty on Carmeda's future income from sales.

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

The comparative discussions of Hydro's financial condition and results of operations as of and for the years ended December 31, 2002, 2001 and 2000 are incorporated by reference to the "Financial Review" section (pages 52 through 85) of Hydro's 2002 Annual Report to shareholders and the "Financial Review 2001 versus 2000" in Exhibit 3. For major investments for the years ended December 31, 2002, 2001 and 2000, see page 80 and 96-97 of Hydro's 2002 Annual Report.

MANAGEMENT OF HYDRO FOLLOWING THE DEMERGER

Hydro's management is vested in its Board of Directors and its President and Chief Executive Officer. The President and Chief Executive Officer is responsible for the day-to-day management of Hydro in accordance with the instructions, policies and operating guidelines set out by Hydro's Board of Directors.

Board of Directors

Hydro's Articles of Association require that Hydro's Board of Directors consist of nine members.

The composition of Hydro's Board of Directors will not be affected by the Demerger, other than Steinar Skarstein, an employee representative, will resign on the Completion Date of the Demerger. He will be employed by Agri after the Demerger and will, therefore, be replaced by a Hydro employee who will be elected by the employee representatives of the Corporate Assembly prior to the Completion Date of the Demerger. Certain information about Hydro's directors after the Demerger is presented below:

Name	Place of Residence	Age	Position
Egil Myklebust [1]	Oslo, Norway	61	Chairperson
Borger A. Lenth	Koppang, Norway	66	Deputy Chairperson
Anne Cathrine Høeg Rasmussen	Oslo, Norway	67	Director
Ingvild R. Myhre	Oslo, Norway	46	Director
Elisabeth Grieg	Oslo, Norway	44	Director
Håkan Mogren	Stockholm, Sweden	59	Director
Geir Nilsen [2]	Skien, Norway	48	Director
Odd Semstrøm [2]	Øvre Årdal, Norway	59	Director
One person to be elected by the employee representatives of the Corporate Assembly before the Completion Date of the Demerger [2]			

[1] Mr. Myklebust has announced that he will not stand for re-election to Hydro's Board of Directors when his term expires in 2004.
[2] Elected by the employee representatives in the Corporate Assembly.

Egil Myklebust. Mr. Myklebust has served as a director since 1992 and assumed the position as Chairperson of Hydro's Board of Directors on May 2, 2001, following his serving as President and Chief Executive Officer of Hydro from 1991 to 2001. Mr. Myklebust is currently serving as Chairperson of the Board of Directors of SAS and as a member of the Board of Directors of Norske Skog ASA, the University of Oslo and Sandvik AB. Previously, he held positions within Hydro's legal department both in Norway and in the United States, including a period as Head of Corporate Secretariat, and had the position as Executive Vice President of Human Resources from 1982 to 1987. From 1987 to 1989, Mr. Myklebust held the position of General Director for both the Federation of Norwegian Employers and the Confederation of Norwegian Business and Industry (CNBI).

Borger A. Lenth. Mr. Lenth served as a director from 1990 to 1992, has served as a director from 1998, and as the Deputy Chairperson of the Board since May 2, 2001. Previously, from 1991 to 1997, Mr. Lenth was Chief Executive Officer of Christiania Bank. He has also had the position of Permanent Secretary in the Ministry of Development Corporation. Mr. Lenth is currently also Chairman of the Board of Treschow Fritzøe AS and Bolig og Næringsbanken ASA, and Deputy Chairman of the Board of Directors of Kommunal Landspensjonskasse (KLP) and Norfund.

Anne Cathrine Høeg Rasmussen. Ms. Høeg Rasmussen has served as a director since 1998. Ms. Høeg Rasmussen is a partner in Bugge, Arentz-Hansen & Rasmussen, a law firm in Oslo. She is also a director of Akzo Nobel Car Refinishes AS, Technip Norge Offshore AS, Technip Geoproduction Norge AS and Organon AS.

Ingvild R. Myhre. Ms. Myhre has served as a director since 2001. Ms. Myhre is currently the President and Chief Executive Officer of Telenor Mobil AS. She is also the Deputy Chairperson of the Norwegian Defense Research Establishment, a member of the Board of Directors of Flytoget AS, the Research Park in Narvik, Norges Handels- og Sjøfartstidende, and the business newspaper, Dagens Næringsliv.

Elisabeth Grieg. Ms. Grieg has served as a director since 2001. Ms. Grieg, who is the co-owner of the Grieg Group, is the Chief Executive Officer of Grieg International AS. She is also a member of the Board of Directors of the Norwegian Shipowners' Association and of the DnV Council and a member of the corporate assembly of Orkla ASA.

Håkan Mogren. Mr. Mogren has served as a director since 2001. Mr. Mogren is also Chairman of Affibody AB and the Swedish-American Foundation, Deputy Chairman of AstraZeneca PLC, Vice Chairman of Gambro AB, a member of the Board of Directors of Investor AB, Remy/Cointreau and the Group Danone and a director for the Marianne and Marcus Wallenberg Foundation.

Geir Nilsen. Mr. Nilsen has served as a director since 2003. He is currently employed by Hydro as a maintenance supervisor. He represents the employees' union, LO, where he is a full time union official.

Odd Semstrøm. Mr. Semstrøm has served as a director since 1997. Mr. Semstrøm represents the employees' union, LO, where he is a full time union official. Mr. Semstrøm is an electrician and is based at Hydro's aluminium plant in Årdal.

Corporate Management Board

A corporate management board is not required under Norwegian corporate law, but Hydro's President and Chief Executive Officer has, in accordance with rules of procedure established by Hydro's Board of Directors, established a corporate management board to assist him in discharging his responsibilities.

After the Demerger, the corporate management board will consist of Hydro's President and Chief Executive Officer and the Executive Vice Presidents for Hydro's two core business areas, in addition to the Chief Financial Officer and the Executive Vice President – Organization and Competence. The members of the corporate management board have a collective duty to promote Hydro's strategic, financial and other objectives, as well as to safeguard Hydro's assets, organization and reputation. The corporate management board convenes approximately once a week.

No member of Hydro's Board of Directors or the corporate management board has any family relationship with any other director or member of the corporate management board.

Certain information about the members of the corporate management board after the Demerger is provided below.

Name	Place of residence	Age	Position
Eivind Reiten	Oslo, Norway	50	President and Chief Executive Officer
John Ove Ottestad	Lierskogen, Norway	54	Executive Vice President and Chief Financial Officer
Alexandra Bech Gjørv	Oslo, Norway	38	Executive Vice President
Tore Torvund	Oslo, Norway	51	Executive Vice President
Jon-Harald Nilsen	Oslo, Norway	52	Executive Vice President

Eivind Reiten. Mr. Reiten succeeded Egil Myklebust as President and Chief Executive Officer of Hydro effective from May 2, 2001. From 1999 to the date of his appointment as President and Chief Executive Officer, Mr. Reiten served Executive Vice President for Hydro's Light Metals business area. From 1996 to 1998, he served as President of Hydro Aluminium Metal Products. From

1992 to 1996, he served as President of Hydro's refining and marketing Division. From 1991 to 1992, he served as Senior Vice President, Special Projects. From 1988 to 1990 he served as President of the Energy Division, following a two-year period as manager, and later Vice President for Hydro Agri. From 1990 to 1991, he had the position of Minister of Petroleum and Energy in the Norwegian government. During the seven-year period from 1979 to 1986, Mr. Reiten held several governmental posts including Junior Executive Officer in the Ministry of Fisheries and Secretary to the Center Party's Parliamentary Group and State Secretary, Ministry of Finance and Minister of Fisheries. Mr. Reiten graduated from the University of Oslo in 1978 with a degree in Economics.

John Ove Ottestad. Mr. Ottestad has served as Executive Vice President and Chief Financial Officer since March 1, 2002. Employed at Hydro since 1975, Mr. Ottestad has held numerous positions. Mr. Ottestad served as Senior Vice President for Mergers and Acquisitions from 1999 to 2002, as President of Hydro's Refining and Marketing Division from 1996 to 1999, as President of Hydro's Magnesium Division from 1988 to 1996, and as President of Hydro Innovation from 1985 to 1987. Between 1975 and 1985, Mr. Ottestad served as Director for Corporate Strategic Planning, as manager in Corporate Financial Planning and as an engineer in the Oil and Gas division. Mr. Ottestad also served two years as an EDP scientist with the Norwegian Research Foundation, SINTEF. Mr. Ottestad graduated from the Norwegian Institute of Technology in 1973 with a degree in Physics.

Alexandra Bech Gjørv. Ms. Gjørv has served as Executive Vice President since January 15, 2002. Ms. Gjørv joined Hydro in New York in 1993 as the legal counsel for Hydro's U.S. subsidiaries. Since then, she has served as Company Secretary from 1995 to 1998 and as Vice President of Strategy and Organization in Hydro's Automotive Structures division from 1998 to 2000 and Senior Vice President of Corporate Human Resources from 2000 to 2002. Ms. Gjørv received a Bachelor of Law degree from the University of Oslo and a Diploma in Legal Studies from Oxford University. She is admitted to the bar in the State of New York, United States.

Tore Torvund. Mr. Torvund has served as Executive Vice President for Hydro's Oil and Energy area since January 2000. From 1996 to the date of his appointment as Executive Vice President, Mr. Torvund served as Senior Vice President with responsibility for all Exploration and Production activities in Norway, and from 1992 to 1996, he had responsibility for Hydro's operations in the Norwegian Continental Shelf. Between 1990 and 1992, he served as Vice President for drilling operations, and from 1982-1990 he held different management positions within the Exploration & Production Division related to a North Sea field development project. From 1977 to 1982, Mr. Torvund worked for the French oil company, Elf Aquitaine, where he was involved with oil and gas projects. Mr. Torvund received an MSc in Petroleum Engineering from the Norwegian Institute of Technology in 1976.

Jon-Harald Nilsen. Mr. Nilsen has served as Executive Vice President of Hydro Aluminium since February 15, 2001. Mr. Nilsen had previously served as President of Hydro Aluminium Metal Products from 1999 to 2001, following seven years as Senior Vice President of various areas within the Hydro Aluminium Metal Products group. From 1985 to 1988, Mr. Nilsen was Hydro's Market/Product Director and held various managerial positions in financial planning and control for the Oseberg project from 1982 to 1985, and financial and market projects in Hydro's Aluminium from 1977 to 1982, and as an Assistant Export Manager for Bergensmeieriet from 1975 to 1977. Mr. Nilsen graduated from the Norwegian School of Economics and Business Administration in 1975.

Corporate Assembly

Hydro's Corporate Assembly consists of 21 members. The general meeting elects 14 members and, according to Norwegian legislation, the employees of Hydro's Norwegian companies elect an additional seven members. In addition, the employees elect alternates and three observers. Two of the present employee-elected members, one observer and one alternate member will be employed by Agri following the Demerger. These employee-elected members of the Corporate Assembly will be replaced by two observers who, together with the one observer being transferred, will be replaced by alternates of the Corporate Assembly. Otherwise, the Corporate Assembly will not be affected by the Demerger.

Norwegian companies' law imposes a fiduciary duty on the Corporate Assembly to Hydro's shareholders. The Corporate Assembly communicates to the general meeting its recommendations concerning Hydro's Board of Directors' proposals about the yearly accounts, balance sheets, allocation of profits and coverage of losses of Hydro. The Corporate Assembly elects Hydro's Board of Directors and nominates the external auditor. Upon the recommendation of Hydro's Board of Directors, the Corporate Assembly adopts resolutions in matters concerning investments that are substantial in relation to Hydro's resources, or concerning such rationalization of, or changes in, operations as will entail a major change in or redeployment of the labor force.

Certain information about the members of the Corporate Assembly after the Demerger is set forth below.

Name[1]	Place of Residence	Position
Sven B. Ullring	Oslo, Norway	Chairperson
Svein Steen Thomassen	Bergen, Norway	Vice Chairperson
Ellen Holager Andenæs	Oslo, Norway	Member
Solveig Alne Frøynes	Kopervik, Norway	Member
Westye Høegh	Oslo, Norway	Member
Kjell Kvinge	Bærum, Norway	Member
Karen Helene Midelfart	Oslo, Norway	Member
John-Arne Nilsen	Stathelle, Norway	Member
Anne Merete Steensland	Oslo, Norway	Member
Sigurd Støren	Selbu, Norway	Member
Lars Tronsgaard	Drammen, Norway	Member
Svein Aaser	Drøbak, Norway	Member
Aase Gudding Gresvig	Oslo, Norway	Member
Idar Kreutzer	Oslo, Norway	Member
Sylvi A. Lem	Måløy, Norway	Member
Jon Arne Mo	Ålvundeid, Norway	Member
Rune Strande	Bøverbru, Norway	Member
Siri Teigum	Oslo, Norway	Member
Kjell Aamot	Kolbotn, Norway	Member
Observers:		
Sónia F. T. Gjesdal	Oslo, Norway	Observer[2]
Ingar Aas-Haug	Holmestrand, Norway	Observer[2]
Deputy members:[3]		
Erna Flattum Berg	Stathelle, Norway	Alternate
Anne-Margrethe Firing	Oslo, Norway	Alternate
Billy Fredagsvik	Høyanger, Norway	Alternate
Stig Lima	Hunndalen, Norway	Alternate
Bjørn Nedreaas	Åkerhamn, Norway	Alternate
Sten-Arthur Sælør	Bærum, Norway	Alternate
Sven Edin	Porsgrunn, Norway	Alternate
Odd Arne Fodnes	Årdalstangen, Norway	Alternate
Oddny Grebstad	Straume, Norway	Alternate
Line Melkild	Sunndalsøra, Norway	Alternate
Wolfgang Ruch	Barcelona, Spain	Alternate
Terje Venold	Bærum, Norway	Alternate

(1) Arthur Frank Bakke and Nils-Egil Nilsen, currently members of the Corporate Assembly, Frank Andersen, currently an observer and Morten Ødegård, currently an alternate, will resign from the Corporate Assembly at the Completion Date of the Demerger.

(2) Will meet as a member of the Corporate Assembly on a regular basis.

(3) Three deputy members will meet as observers to the Corporate Assembly on a regular basis.

Nomination Committee

Hydro's Articles of Association provide for a nomination committee. The committee consists of the Chairperson of the Corporate Assembly, two members elected directly by the shareholders and one member elected by and among the shareholders' representatives in the Corporate Assembly. The committee nominates candidates to the Corporate Assembly to be elected by the shareholders at the shareholders' meeting, and candidates to Hydro's Board of Directors to be elected by the shareholder-elected members of the Corporate Assembly. The committee operates under a charter established by the shareholders' representatives in the Corporate Assembly. After the Demerger, the nomination committee will continue to consist of Sven B. Ullring, Siri Teigum, Westye Høegh and Reier Søberg.

Compensation Committee

On October 12, 2001, Hydro's Board of Directors constituted the compensation committee, to consist of not fewer than three members of Hydro's Board of Directors who are not officers of Hydro. After the Demerger, the compensation committee will continue to consist of Anne Cathrine Høeg Rasmussen, Ingvild R. Myhre and Egil Myklebust. The mandate of the committee provides that the committee is, on an annual basis, to:

(i) review the performance of the President and Chief Executive Officer and other members of the corporate management board;

(ii) prepare and recommend to Hydro's Board of Directors proposals for compensation for the President and Chief Executive Officer, including base salary adjustments, awards under incentive plans and other benefits;

(iii) review and advise the President and Chief Executive Officer on the compensation of the other members of the corporate management board; and

(iv) determine eligible participants in the share incentive plans, and approve the participants in, and the types of awards and number of shares covered under, each such plan.

Audit Committee

On November 1, 2001, Hydro's Board of Directors constituted the audit committee. The audit committee consists of three members of Hydro's Board of Directors and is appointed by Hydro's Board of Directors. After the Demerger, the audit committee will consist of Hydro board members Borger A. Lenth, Elisabeth Grieg and one member of Hydro's Board of Directors to be designated by Hydro's Board of Directors after the consummation of the Demerger, to replace Steinar Skarstein, who will be employed by Agri following the Demerger.

The audit committee operates in accordance with a mandate approved by Hydro's entire Board of Directors. The mandate establishes that the audit committee act as a preparatory body related to Hydro's Board of Directors supervisory role with respect to Hydro's financial controls, disclosures and external audit, consistent with Norwegian law. The mandate provides that the audit committee's primary functions are to assist Hydro's Board of Directors in exercising its supervisory responsibility with respect to:

- the integrity of Hydro's financial statements;
- the qualifications, independence and performance of the external auditor; and
- the performance of Hydro's internal audit function.

Compensation of the Board of Directors, the Corporate Management Board, the Corporate Assembly and the Nomination Committee

In 2002, total remuneration of NOK 2,271,000 was paid to the members of Hydro's Board of Directors, NOK 434,000 to the members of the Corporate Assembly, NOK 48,000 to the members of the audit committee, NOK 36,000 to the members of the compensation committee and NOK 60,000 to the members of the nomination committee.

In 2002, each of the directors (other than Mr. Myklebust) who are also employees of Hydro received, in addition to compensation as an employee, fees of NOK 210,000 for serving on Hydro's

Board of Directors. Mr. Myklebust, Chairperson of Hydro's Board of Directors, received NOK 410,000 for serving on Hydro's Board of Directors and his salary from Hydro was reduced accordingly. In total, Mr. Myklebust received compensation as a Hydro board member, salary and other benefits of NOK 4,086,000. In May 2001, Mr. Myklebust retired as President of Hydro and continued to be employed by Hydro in accordance with his employment contract of 1991.

In 2002, each of the directors who are not employees of Hydro received fees of NOK 210,000 for serving on Hydro's Board of Directors, except the Deputy Chairperson, who received NOK 315,000.

Compensation of the Chief Executive Officer

Mr. Reiten, Hydro's President and Chief Executive Officer, received a salary and other remuneration of NOK 4,432,000 in 2002. He also received a bonus for 2002 in the amount of NOK 630,000, paid in 2003. Mr. Reiten is entitled to retire at 62 years of age with a pension benefit representing 65% of his salary. In the event his employment terminates, he has the right to salary and the accrual of pension rights for a three-year period. Hydro's obligation can be reduced by salary received or pension rights accrued from other sources. His employment can, under certain conditions, continue after his retirement as President.

Loans to Related Parties

The following table sets forth information regarding loans extended by Hydro to members of Hydro's Board of Directors and the corporate management board:

Name of Loan Recipient	Largest Amount Outstanding at December 31, 2002 (thousands of NOK)	Amount Outstanding as of November 1, 2003 (thousands of NOK)	Nature of Loan	Interest Rate[2]
Odd Semstrøm	53	46	General purpose	5.00%
Egil Myklebust	4,596[1]	4,577[1]	Mortgage and general purpose	3.75%-4.25%
Alexandra Bech Gjørv	269	—	General purpose	
John Ove Ottestad	702	593	General purpose	4.25%-5.00%
Tore Torvund	460	414	General purpose	4.25%-5.00%
Jon-Harald Nilsen	227	194	General purpose	4.25%

(1) In October 2000, a secured loan of NOK 2.2 million, with an annual interest rate of 3.75% (as of November 1, 2003), was extended to Egil Myklebust, the Chairperson of Hydro's Board of Directors.
(2) Interest rate as of November 1, 2003.

Except as described above, the loans have terms and conditions that are equivalent to those made available to all of Hydro's Norwegian-based employees.

All loans to directors and executive officers (i.e., members of the corporate management board) were entered into prior to July 30, 2002. Hydro has not materially modified or renewed any of the loans extended to or for its directors or executive officers since that date.

Employee Incentive Plan – Stock Based Compensation Plans

Approximately 30 people in Hydro's senior management, including the President and Chief Executive Officer and members of the corporate management board, are eligible to participate in Hydro's stock-based compensation plans: the 2003, 2002 and 2001 Executive Share Option Plans. The President and Chief Executive Officer receives options granted under the plans on an annual basis.

Options issued under those plans may be exercised within a five-year period, but not before the expiry of three years from the grant, their exercise being conditional on the development of the price of the underlying shares (including dividends paid) in the three-year period from the date of grant. If the average increase in share price is less than 12% per year, none of the options vest. If the increase is between 12% and 20%, the corresponding percentage of options that vest increases linearly between 20% and 100%. Upon exercise of an option granted under any of the Executive Share Options Plans, Hydro fulfills its obligation toward the option holders by way of a cash bonus payment equal to the economic value of the option, representing the difference between the market value of the underlying Hydro Share (the average of the closing price during the last five days of trading before the option is exercised) and the exercise price of the options. The option holder is liable for any tax or employee social security contributions arising from the grant or exercise of options. In addition, the option holder must undertake to acquire and hold a set number of shares from this bonus payment.

Eligible participants have been granted options relating to a total of 99,500 shares with an exercise price of NOK 351.50 per share under the 2003 plan, a total of 111,000 shares with an exercise price of NOK 361.90 per share under the 2002 plan and a total of 92,000 shares with an exercise price of NOK 390.40 per share under the 2001 plan.

The total number of shares underlying options which members of senior management are eligible to receive in any year under the Executive Share Option Plans are presented below:

Recipient	Number of Shares Underlying Option Grants
President and Chief Executive Officer	10,000
Other members of the corporate management board	7,000
Other plan participants	2,000 - 3,500

Administration of the Executive Share Option Plans is delegated by Hydro's Board of Directors to its compensation committee, which has responsibility to interpret, construe and administer each of the plans and to determine the number, terms, conditions and duration of any grant in accordance with the terms of the applicable plan. In case of a change in Hydro's share capital, the exercise price may be adjusted in such a manner as the compensation committee considers fair and reasonable. The performance objectives shall only be changed if the compensation committee considers this to be necessary.

In connection with the Demerger the compensation committee has decided that the exercise price and the basis share price for calculation of performance will be adjusted in accordance with the share split ratio. This means that the exercise price of outstanding options and the base share price for calculation of performance will be reduced by 8.5% as of the consummation of the Demerger.

An option holder may exercise his or her options within six months if such holder's employing company or unit exits the Hydro Group. In connection with the Demerger, the compensation committee has decided that options held by employees being transferred to the Agri Group will vest on December 31, 2003. This date will be set as the end date of the performance period and the date of exercise. The exercise price will be the average closing price of Hydro's shares during the last five trading days in 2003.

All Employee Share Purchase Plan

In 2000, Hydro's Board of Directors decided that Hydro would, on an annual basis, offer employees of Norsk Hydro ASA (and employees of Norwegian subsidiaries in which Hydro has an ownership interest of more than 90%) the opportunity to purchase Hydro Shares on favorable terms. The amount of the discount from the traded price of the shares is dependent on the development of Hydro's share price (including dividends paid) during the applicable performance period (i.e., the 12-month period beginning on January 1 of the preceding year). Eligible employees are offered the opportunity to buy shares for NOK 6,000 at a 20% discount to the market price if the share price has increased by less than 12% and a 50% discount to the market price if the share price has increased by more than 12% during the performance period. Interest-free loans are granted to the employees in connection with the share purchase.

Share and Option Ownership of the Members of the Board of Directors, the Corporate Management Board and Other Key Executive Officers

The following table sets forth the beneficial ownership of Hydro Shares and options as described above held, as of the date of this Information Memorandum, by each director, each member of the corporate management board and each member of senior management. As of the date of this Information Memorandum, no other members of Hydro's Board of Directors has any options outstanding. The options reflected in the table were granted in 2001, 2002 and 2003.

Name	Shares Beneficially Owned	Number of Shares Underlying Options Granted			Exercise Price (NOK/ Share)			Expiration Date		
		2001	2002	2003	2001	2002	2003	2001	2002	2003
Eivind Reiten	7,813[(1)]	10,000	10,000	10,000	390.40	361.90	351.50	April 30, 2006	June 30, 2007	June 30, 2008
Jon-Harald Nilsen	242	7,000	7,000	7,000	390.40	361.90	351.50	April 30, 2006	June 30, 2007	June 30, 2008
Tore Torvund	3,584[(1)]	7,000	7,000	7,000	390.40	361.90	351.50	April 30, 2006	June 30, 2007	June 30, 2008
Alexandra Bech Gjørv	872	2,000	7,000	7,000	390.40	361.90	351.50	April 30, 2006	June 30, 2007	June 30, 2008
John Ove Ottestad	8,210	2,000	7,000	7,000	390.40	361.90	351.50	April 30, 2006	June 30, 2007	June 30, 2008
Egil Myklebust	4,244[(1)]	N/A	N/A	N/A						
Anne Cathrine Høeg Rasmussen	1,014	N/A	N/A	N/A						
Borger A. Lenth	144	N/A	N/A	N/A						
Ingvild Myhre	0	N/A	N/A	N/A						
Håkan Mogren	0	N/A	N/A	N/A						
Elisabeth Grieg	5,460[(1)]	N/A	N/A	N/A						
Geir Nilsen	27	N/A	N/A	N/A						
Odd Semstrøm	101	N/A	N/A	N/A						

(1) Includes shares owned by family members or wholly owned companies.

DESCRIPTION OF THE SHARES AND SHARE CAPITAL OF HYDRO FOLLOWING THE DEMERGER

This is a summary of material information relating to Hydro's share capital after the Demerger, including a summary of certain provisions of Hydro's Articles of Association and certain provisions of applicable Norwegian law in effect as of the date of this Information Memorandum. This summary does not purport to be complete and is qualified in its entirety by Hydro's Articles of Association and Norwegian law.

Norsk Hydro ASA is a public limited company organized under the laws of Norway with its registered office at Bygdøy allé 2, Oslo, Norway. Following the Demerger, Norsk Hydro ASA's registered address will be Drammenveien 264, 0240 Oslo, Norway. Norsk Hydro ASA's registration number in the Norwegian Register of Business Enterprises is 914 778 271. The Hydro Shares are registered in the Norwegian Central Securities Depository (known as *Verdipapirsentralen* or *VPS)* under ISIN No. 0005052605.

Stock Exchange Listings and American Depository Receipts

The Hydro Shares are listed on the Oslo Stock Exchange under the ticker symbol NHY, as well as on the European stock exchanges in Düsseldorf, Frankfurt, Hamburg, London, Paris and Stockholm.

Hydro's ADRs are listed on the New York Stock Exchange under the ticker symbol NHY.

Share Capital

After the Demerger and the redemption and cancellation of Hydro Shares described in Part II of the Information Memorandum, Hydro will have a share capital of NOK 4,830,366,032.40 divided into 263,954,428 shares, nominal value NOK 18.30. Except for the Demerger, and the cancellation and redemption of shares, no changes in the share capital have been made in the last three years.

There are no outstanding options, warrants, convertible loans or other instruments which entitle the holder of such securities to require that Hydro issue new shares.

Subscription Rights Certificates

According to Hydro's Articles of Association, holders of unredeemed "founder certificates" and "subscription certificates" hold a special position upon changes in Hydro's share capital. The Articles of Association provide that if Hydro's share capital is increased, and provided the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved for such holders in connection with each such capital increase, on the conditions stipulated by Hydro's Board of Directors, for up to:

- 0.83% of the increase for holders of the 83 unredeemed founder certificates, and
- 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to Hydro.

No Authorizations for Hydro's Board of Directors to Increase the Share Capital

Hydro's Board of Directors has not been authorized to issue new shares or to issue convertible bonds.

Authority to Acquire Treasury Shares and Holding of Treasury Shares

On May 7, 2003, Hydro's ordinary general meeting authorized Hydro's Board of Directors to acquire up to 2,808,810 Hydro Shares. The minimum amount to be paid per share is set at NOK 100 and the maximum amount is set at NOK 500. Shares acquired may only be redeemed. The

authorization is valid to and including May 6, 2004. As of the date of this Information Memorandum, 1,484,300 shares with a total par value of NOK 29,686,000 (each share with a par value of NOK 20 when the shares were acquired) have been acquired at an average share price of NOK 374 under this authorization. In connection with the Demerger, all of these shares will be cancelled and the 1,157,922 shares held by the Norwegian State will be redeemed. For more information, see Part II, "The Demerger."

After the Demerger and the cancellation and redemption of Hydro Shares, Hydro will hold 8,400,350 treasury shares with a total par value of NOK 153,726,405, acquired at an average share price of NOK 356 per share. These shares may be redeemed or disposed of in connection with settlement of business transactions or used as part of the share purchase incentive scheme for employees.

Restrictions on Transfer of Shares

Hydro's Articles of Association do not contain any provisions restricting the transferability of shares other than that Hydro's Board of Directors may refuse to consent to the transfer of shares and may take such other steps as may be necessary to prevent shares from being transferred if in contravention of the restrictions, if any, then provided by applicable Norwegian law. Hydro's Board of Directors is not aware of restrictions on holding shares other than the potential restriction described below under "Limitations on the Right to Own Shares."

If Hydro's Board of Directors refuses to consent to a transfer of shares, Hydro's Board of Directors must, without delay, notify the transferee of the decision as well as the reasons for such refusal and what is required in order to remedy the matter. If the transferee has not been notified of a refusal to grant consent within two months of the date of the VPS's receipt of notice of the acquisition, Hydro's Board of Directors' consent shall be regarded as having been granted. If Hydro's Board of Directors refuses to grant its consent to the acquisition of the shares, the transferee may (i) rescind the purchase agreement with the transferor (unless otherwise provided in such agreement), (ii) dispose of the shares, or (iii) bring a legal action against Hydro with respect to the refusal to grant consent. Any of the foregoing actions must be taken within two months from when the transferee receives notice of Hydro's Board of Directors' refusal of consent to the transfer. If the transferee fails to act in a timely manner, Hydro's Board of Directors may demand that the shares be sold.

Limitations on the Right to Own Shares

There are no restrictions affecting the right of non-Norwegian residents or citizens to own or exercise voting rights with respect to Hydro Shares. However, based on the 1917 Act on the Acquisition of Waterfalls, Mines and Other Real Estate, as amended in 1994 (the Industrial Concession Act), no person or entity may acquire more than 20% (or the right to vote more than 20%) of the share capital of Hydro, and no group of two or more persons may, whether by mutual agreement or by family relationship, jointly or separately acquire an aggregate of more than 20% of the share capital of Hydro or 20% of its voting rights unless such person or persons obtain the consent of the Norwegian government. The Hydro ADR Depositary and The Depository Trust Company have been granted a concession from the Norwegian government to hold up to 25% of Hydro's shares in their respective capacities as depositaries. The Industrial Concession Act precedes adoption of Oslo Stock Exchange Regulations Section 2-4 regarding the free transfer of shares.

Election and Removal of Directors and Corporate Assembly

At the general meeting of shareholders, two-thirds of the members of the Corporate Assembly are elected, together with alternate members, while the remaining one-third, together with alternate members, are elected by and among Hydro's employees. There is no quorum requirement, and nominees who receive the most votes are elected.

Hydro's directors are elected to Hydro's Board of Directors and may be removed from office by Hydro's Corporate Assembly. If requested by at least one-third of the members of the Corporate

Assembly, up to one-third of the directors must be employee representatives. Half of the Corporate Assembly members elected by the employees may demand that the members of Hydro's Board of Directors be elected by the shareholder-elected members of the Corporate Assembly and the employee-elected members of the Corporate Assembly, each voting as a separate group. A director (other than a director elected directly by the employee-elected members) may be removed at any time by the Corporate Assembly without cause.

Summary of Certain Other Provisions of Applicable Norwegian Law

For a summary of certain other provisions in the Articles of Association and of applicable Norwegian law in effect at the date of this Information Memorandum, including taxation issues, see the discussion in Part III, "Taxation" and "Description of the Shares and Share Capital in AgriHold following the Demerger," starting with "Voting Rights". While the description discusses AgriHold, Hydro is subject to the same provisions.

Summary of Hydro's Draft Articles of Association in Effect after consummation of the Demerger

Name of the company – Hydro's registered name is Norsk Hydro ASA. Hydro is a Norwegian public limited company.

Registered office – Hydro's registered office is in Oslo, Norway.

Object of the company – The objectives of Hydro are to engage in industry, commerce and transport, to utilize energy resources and raw materials, and to engage in other activities connected with these objectives. Activities may also proceed through participation in or in co-operation with other enterprises.

Share capital – Hydro's share capital will be NOK 4,830,366,032.40 divided into 263,954,428 shares.

Nominal value of shares – The par value of each share will be NOK 18.30.

Board of directors – Hydro's Articles of Association provide that Hydro's Board of Directors shall be composed of nine directors.

Corporate Assembly – Hydro has a Corporate Assembly of 21 members who are elected for two-year terms. Fourteen members and four alternates are elected by the general meeting and seven members with alternates are elected by and among the employees.

Annual general meeting – Hydro's annual general meeting is held no later than June 30 each year upon at least two weeks' written notice. The meeting will deal with the annual report and accounts, including distribution of dividends, and any other matters as required by law or Hydro's Articles of Association.

Restrictions on transfer of shares – Hydro's Board of Directors may refuse to consent to a transfer of shares if the transfer will be in breach of Norwegian law.

Limitations on the right to own shares – No person or entity may own more than 20% of Hydro's share capital without the consent of the Norwegian government.

DIVIDENDS AND DIVIDEND POLICY

Hydro's Board of Directors believes that long-term returns to shareholders should reflect the value created in the company in the form of dividends and a higher share price. Hydro's Board of Directors' policy is that dividends paid should increase steadily in line with the growth in Hydro's results, while taking into consideration opportunities for adding value through profitable new investments. Over time, the value added will be reflected to a greater extent by a higher share price than through dividend distributions. Hydro's Board of Directors considers it appropriate that dividends over a period of several years average roughly 30% of its net income. Future dividends will be dependent on Hydro's future earnings, financial conditions and cash flow, as well as other factors affecting Hydro.

Part V

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANTS' REPORT FOR INTERIM CONDENSED COMBINED US GAAP FINANCIAL STATEMENTS

To the Shareholders of Norsk Hydro ASA

We have reviewed the allocation adjustments reflecting the initial carve-out of Hydro Agri's condensed combined balance sheets as of September 30, 2003 and 2002 and the related condensed combined statements of income and cash flows for each of the nine-month periods then ended for the proposed demerger of Hydro Agri from its parent company, Norsk Hydro ASA. The historical condensed consolidated financial statements of the parent company, Norsk Hydro ASA, and subsidiaries were reviewed by us (on which we have issued our independent accountants' reports dated October 20, 2003 and October 21, 2002, respectively). Such allocation adjustments are based upon management's assumptions described on pages 217-219. Management is responsible for the carve-out financial information.

We have also reviewed the pro forma adjustments to the carve-out condensed combined financial statements of Hydro Agri and the condensed combined financial statements of Hydro After Demerger, respectively, reflecting the proposed demerger of Hydro Agri from its parent company, Norsk Hydro ASA. We have reviewed the application of these pro forma adjustments to the carve-out amounts allocated to Hydro Agri and Hydro After Demerger, respectively, in the accompanying pro forma condensed combined balance sheets as of September 30, 2003 and 2002 and the related pro forma condensed combined statements of income and cash flows for each of the nine-month periods then ended. The carve-out combined financial statements of Hydro Agri and the combined financial statements of Hydro After Demerger were not reviewed or audited by us on a stand-alone basis. Such pro forma adjustments are based upon management's assumptions described on pages 229 and 243, and the accompanying notes to the pro forma financial statements. Management is responsible for the pro forma financial information.

We conducted our review in accordance with attestation standards established by the American Institute of Certified Public Accountants. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the carve-out allocation and pro forma adjustments, and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

The objective of the pro forma financial information is to show what the significant effects on the historical financial information might have been had the proposed demerger occurred at an earlier date. However, the pro forma condensed financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned proposed demerger actually occurred earlier.

Based on our review, nothing came to our attention that causes us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned proposed demerger, that the related carve-out allocation adjustments and pro forma adjustments do not give appropriate effect to those assumptions, or do not reflect the proper application of those adjustments to the historical condensed financial statement amounts in the respective Hydro Agri and Hydro After Demerger condensed combined balance sheets as of September 30, 2003 and 2002 and the related condensed combined statements of income and cash flows for each of the nine-month periods then ended as presented on pages 220-222 and pages 230-231 for Hydro Agri and on pages 237-239 and pages 244-246 for Hydro After Demerger.

Oslo, Norway, 28 November 2003
DELOITTE AS
Aase Aa. Lundgaard – State Authorized Public Accountant (Norway)

INDEPENDENT ACCOUNTANTS' REPORT FOR COMBINED US GAAP FINANCIAL STATEMENTS

To the Shareholders of Norsk Hydro ASA

We have examined the allocation adjustments reflecting the initial carve-out of Hydro Agri's combined balance sheets as of December 31, 2002, 2001 and 2000, the related combined statements of income for each of the three years then ended and the related combined statements of cash flows for the two years ended December 31, 2002 and 2001 for the proposed demerger of Hydro Agri from its parent company, Norsk Hydro ASA. The historical consolidated financial statements of the parent company, Norsk Hydro ASA, and subsidiaries were audited by us (on which we have issued our reports dated February 28, 2003, February 28, 2002 and March 21, 2001, respectively). Such allocation adjustments are based upon management's assumptions described on pages 217-219. Management is responsible for the carve-out financial information. Our responsibility is to express an opinion on the allocation adjustments to the historical financial information based on our examination.

We have also examined the pro forma adjustments to the carve-out combined financial statements of Hydro Agri and the combined financial statements of Hydro After Demerger, respectively, reflecting the proposed demerger of Hydro Agri from its parent company, Norsk Hydro ASA., We have examined the application of these pro forma adjustments to the carve-out amounts allocated to Hydro Agri and Hydro After Demerger, respectively, in the accompanying pro forma combined balance sheets as of December 31, 2002, 2001, and 2000, the related pro forma combined statements of income for each of the three years then ended and the combined statement of cash flows for the two years ended December 31, 2002 and 2001. The carve-out combined financial statements of Hydro Agri and the combined financial statements of Hydro After Demerger were not audited by us on a stand-alone basis. Such pro forma adjustments are based upon management's assumptions described on pages 229 and 243, and the accompanying notes to the pro forma financial statements. Management is responsible for the pro forma financial information. Our responsibility is to express an opinion on the pro forma adjustments based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The objective of the pro forma financial information is to show what the significant effects on the historical financial information might have been had the proposed demerger occurred at an earlier date. However, the pro forma combined financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned proposed demerger actually occurred earlier.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned proposed demerger, the related carve-out allocation adjustments and pro forma adjustments give appropriate effect to those assumptions, and reflect the proper application of those adjustments to the historical financial statement amounts in the respective Hydro Agri and Hydro After Demerger combined balance sheets as of December 31, 2002, 2001 and 2000, the related combined statements of income for each of the three years then ended and the related combined cash flows for the two years ended December 31, 2002 and 2001, as presented on pages 223-225 and pages 232-234 for Hydro Agri and on pages 240-242 and pages 247-249 for Hydro After Demerger.

Oslo, Norway, 28 November, 2003
DELOITTE AS
Aase Aa. Lundgaard – State Authorized Public Accountant (Norway)

INDEPENDENT ACCOUNTANTS' REPORT FOR COMBINED N GAAP FINANCIAL STATEMENTS

To the Shareholders of Norsk Hydro ASA

We have examined the allocation and pro forma adjustments reflecting the carve-out of Hydro Agri's combined balance sheets as of December 31, 2002, 2001 and 2000, the related combined statements of income for each of the three years then ended and the related combined statements of cash flows for the two years ended December 31, 2002 and 2001 for the proposed demerger of Hydro Agri from its parent company, Norsk Hydro ASA. The historical consolidated financial statements of the parent company, Norsk Hydro ASA, and subsidiaries were audited by us (on which we have issued our reports dated February 28, 2003, February 28, 2002 and March 21, 2001, respectively). Such allocation and pro forma adjustments are based upon management's assumptions described on pages 217-219, and 229. Management is responsible for the pro forma financial information. Our responsibility is to express an opinion on the allocation and pro forma adjustments to the historical financial information based on our examination.

We conducted our examination in accordance with auditing standards generally accepted in Norway and attestation standard "RS 800" established by the Norwegian Institute of Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The objective of the pro forma financial information is to show what the significant effects on the historical financial information might have been had the proposed demerger occurred at an earlier date. However, the pro forma combined financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned proposed demerger actually occurred earlier.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned proposed demerger, the related allocation adjustments and pro forma adjustments give appropriate effect to those assumptions, and reflect the proper application of those adjustments to the historical financial statement amounts in Hydro Agri's combined balance sheets as of December 31, 2002, 2001 and 2000, the related combined statements of income for each of the three years then ended and the related combined cash flows for the two years ended December 31, 2002 and 2001, as presented on pages 234-236.

Oslo, Norway, 28 November, 2003
DELOITTE AS
Aase Aa. Lundgaard – State Authorized Public Accountant (Norway)

NOTES TO CARVE-OUT FINANCIAL STATEMENTS FOR HYDRO AGRI AND FINANCIAL STATEMENTS FOR HYDRO AFTER DEMERGER

Background - description of proposed transaction

Hydro's Board of Directors has proposed that Hydro Agri be established as a separate publicly traded company by means of a demerger transaction effected in accordance with Norwegian law, under which a demerger is the transfer of part of the assets, rights and liabilities of a company to one or more companies against consideration in the form of shares of the transferee company issued to the holders of shares in the transferor company.

In the demerger, the assets, rights and liabilities primarily related to Hydro's activities in connection with fertilizer products and related chemicals and industrial gases which are today part of Hydro Agri will be transferred to AgriHold ASA, which is a wholly-owned subsidiary of Norsk Hydro ASA formed solely for the purpose of acting as the transferee company in the demerger. Upon consummation of the demerger, each holder of a share in Norsk Hydro ASA will receive one share in AgriHold ASA for each Hydro Share held by that shareholder. The existing AgriHold Shares, all of which are held by Hydro, will correspond to 20% of the total number of AgriHold Shares outstanding immediately after the consummation of the Demerger.

For further description of the proposed transaction and its background, please refer to Part II of this Information Memorandum.

Basis for presentation; Management Assumptions

The Hydro Agri Carve-Out Financial Statements have been derived from Hydro's consolidated financial statements for the years ended 31 December 2002, 2001 and 2000, and from Hydro's consolidated interim financial statements for the period ended 30 September 2003 and 30 September 2002. For a description of Hydro's accounting principles, please refer to Hydro's annual report, included in the appendices to this Information Memorandum.

Hydro prepares its financial statements in accordance with generally accepted accounting principles in Norway (N GAAP) and in the United States (US GAAP). The differences in net income under N GAAP and US GAAP are immaterial. The Hydro Agri Carve-Out Financial Statements and Financial Statements for Hydro After Demerger are prepared in accordance with US GAAP. Financial statement preparation requires estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from estimates.

The Hydro Agri Carve-Out Financial Statements include Hydro Agri and its subsidiaries as proposed in the demerger plan. For a description of activities, assets and liabilities to be demerged, please refer to Part III of the Information Memorandum. These Hydro Agri Carve-Out Financial Statements are based on the same valuation, estimates and basis for presentation as in the consolidated financial statements of Norsk Hydro ASA. Management believes the assumptions underlying Hydro Agri Carve-Out Financial Statements are reasonable. However, the Carve-Out Financial Statements may not reflect what results of operations, financial position and cash flows would have been had Hydro Agri been a stand-alone company during the periods presented.

The operations and companies to be demerged are not identical to the operations previously reported as the Hydro Agri Business Area in Hydro's segment reporting. Where assets, liabilities or operations previously reported as part of other segments are to be transferred to Hydro Agri, these operations are included in the Hydro Agri Carve-Out Financial Statements. Previously unallocated assets, liabilities, expenses and income, which were reported as part of Corporate and Eliminations have been allocated between Hydro Agri and Hydro as described below. Allocation of shared services, benefits from common assets, etc. allocated to the business areas and subsidiaries for sement reporting purposes are not changed except as described below.

Revenues

Revenues for Hydro Agri and Hydro after the demerger include sales previously eliminated in Hydro's consolidated financial statements. For Hydro Agri, such sales amounted to NOK 197 million and NOK 408 million for the nine months ended 30 September 2003 and 2002, respectively, and NOK 530 million, NOK 598 million and NOK 852 million for the years ended 31 December 2002, 2001 and 2000, respectively. The majority of this revenue was derived from sale of fertilizers to Treka, prior to Hydro's sale of this business in late 2002. For Hydro, sales previously eliminated amounted to NOK 1,676 million and NOK 1,528 million for the nine months ended 30 September 2003 and 2002, respectively, and NOK 2,021 million, NOK 2,186 million and NOK 2,282 million for the years ended 31 December 2002, 2001 and 2000, respectively. The majority of this revenue derives from energy supply from Hydro to Hydro Agri.

Receivables and payables related to transactions between Hydro and Hydro Agri

Receivables and payables relating to transactions between Hydro and Hydro Agri were previously eliminated as internal items in Hydro's consolidated financial statements. Such receivables and payables are shown separately in the Hydro Agri Carve-Out Financial Statements.

Corporate Costs

Hydro's policy is to charge the costs of shared services and corporate center support to the operating business segments based on their consumption of such services. However, certain costs related to general management, governance functions, corporate accounting, investor relations and similar functions have previously been regarded as shareholder costs, and included in Hydro's corporate overhead costs in its consolidated financial statements. For purposes of the Hydro Agri Carve-Out Financial Statements and Financial Statements for Hydro after Demerger, these general corporate overhead costs have been allocated between Hydro and Hydro Agri. The total allocation to Hydro Agri constitutes NOK 10 million and NOK 3 million for the nine months ended 30 September 2003 and 2002 respectively, and NOK 4 million, NOK 12 million and NOK 35 million for the years ended 31 December 2002, 2001 and 2000, respectively. In addition, costs relating to cash management and finance functions have been allocated to Hydro Agri in the amounts of NOK 22 million and NOK 23 million for the nine months ended 30 September 2003 and 2002, and NOK 30 million, NOK 34 million and NOK 26 million for the years ended 31 December 2002, 2001 and 2000, respectively. General and overhead costs have been allocated based on the ratio of EBITDA as a proxy for the gross values of Hydro and Hydro Agri. For cash management, allocation is based on revenues to reflect use of the services.

Cash and Loans

Hydro uses a centralized approach to cash management and financing of its operations. As a result, Hydro Agri's operations have not had separate funds or external financing. Cash and cash equivalents in the Hydro Agri Carve-Out Financial Statements primarily represent cash held by certain foreign units serving as local finance centers for operations in the Hydro Group, or with separate cash management. Similarly, short and long term borrowings mainly consist of the parent company's loans. The demerger plan provides that Hydro Agri will have a net interest-bearing debt of NOK 8.5 billion as of the separation date. Hydro Agri is currently in the process of obtaining external long-term financing based on this net debt level. Hydro has provided Hydro Agri with short-term interest bearing financing from the Effective Date, 1 October 2003, until the Completion Date, which is expected to be 24 March 2004. Accordingly, this amount is included as net interest-bearing debt in the Hydro Agri Carve-Out Financial Statements. The agreed level of net debt, adjusted for external net debt and cash holdings in Hydro Agri, is presented as a short-term interest bearing loan for Hydro Agri, and a corresponding short-term receivable for Hydro.

Financial Income and Expense

For purposes of calculating Hydro Agri's carve-out financial income and expense, it has been assumed that the agreed net debt assigned to Hydro Agri in the demerger plan consists of an average of NOK 800 million of cash holdings, and NOK 9,300 million of interest bearing debt. The average cash balance of NOK 800 million reflects the assumed level of cash expected to be necessary in Hydro Agri's operations.

Interest expense has been allocated to Hydro Agri in the Hydro Agri Carve-Out Financial Statements based on Hydro's actual interest expense for the periods presented and Hydro Agri's assumed average debt of NOK 9,300 million relative to Hydro's total interest-bearing debt. Hydro's net foreign currency gains and losses have been allocated to Hydro Agri based on the same principle as for interest expense.

Interest income for Hydro Agri consists of carved-out actual interest income on Hydro Agri's trade receivables, plus calculated interest income on the average cash balances of NOK 800 million. The allocated interest income is based on Hydro's actual interest rates received, and Hydro Agri's assumed average cash position of NOK 800 million relative to Hydro's total cash holdings for the periods presented.

The financial income and expense in the Hydro Agri Carve-Out Financial Statements reflect Hydro's credit rating, hedge activities and strategies, and actual loan agreements in the periods presented, and may not be indicative of financial income and expense for Hydro Agri on a stand-alone basis.

Pension Costs

Under the Demerger plan, as of the Effective Date, Hydro Agri will have assumed responsibility for pension benefits for employees in certain defined benefit plans in Norway that, prior to the separation date, were reported as part of Corporate and Eliminations. Prior to the separation date, Hydro Agri's pension cost for these plans was equal to an approximated service cost and was settled in each period with an offsetting cost recovery effect in Corporate and Eliminations. In the Hydro Agri Carve-Out Financial Statements, the approximated service cost charges have been replaced with Hydro Agri's proportional share of plan assets and obligations, and net periodic pension cost, according to SFAS87 provisions. Effects on results from this change vary from period to period, and are not material.

Income Taxes

Hydro uses a centralized approach to tax planning and tax management. This includes the use of legal structures resulting in tax consolidation across different business areas. Income tax expense for Hydro Agri in the Hydro Agri Carve-Out Financial Statements has been established in order to give an indication of what the tax expenses would have been if Hydro Agri had been a separate company/ group. All significant effects of tax consolidation of Hydro Agri's taxable income in the various countries with the taxable income of the remaining part of Hydro have been eliminated.

However, the tax expense in the Carve-Out Financial Statements may not reflect what the tax expense would have been had Hydro Agri been a stand-alone company during the periods presented.

The carve-out balance sheet for Hydro Agri does not reflect any current income taxes payable as at 30 September 2003, as Hydro will, in accordance with the Demerger Plan, be responsible for paying current taxes on Hydro Agri's results for the period until the Effective Date.

Cash Flow Statement

Cash flow statements included in the Hydro Agri Carve-Out Financial Statements and Financial Statements for Hydro are based on historical results of the Hydro Agri business, and certain assumptions regarding the split of assets, liabilities and activities, of which the most important are:

- Carve-out adjustments related to cost allocations are charged to cash flows from operations in the same periods as they are charged to results.
- Income taxes charged to the Carve-Out Financial Statements are charged to cash flows from operations in the same periods as they are charged to results.
- Financing activities are integrated with Hydro's financing activities. The total cash generated by Hydro Agri is, for the purpose of these Carve-Out Financial Statements, assumed to have been used for servicing equity.

Hydro Agri After Demerger

Carve-Out Condensed Combined Statements of Income 30.09.03 and 30.09.02 (Unaudited)

Nine months ended NOK million, except per share information	30.09.2003	30.09.2002
Operating revenues	27,891	26,523
Depreciation, depletion and amortization	837	878
Other operating costs	25,225	23,694
Operating income	1,829	1,951
Equity in net income of non-consolidated investees	363	(17)
Interest income and other financial income	136	199
Other income/(loss), net	40	142
Earnings before interest expense and tax (EBIT)	2,368	2,275
Interest expense and foreign exchange gain/(loss)	(447)	(38)
Income before tax and minority interest	1,921	2,237
Income tax expense	(637)	(734)
Minority interest	(19)	1
Net income	1,265	1,504
Earnings per share	3.96	4.71
Average number of outstanding shares	319,442,590	319,442,590

Hydro Agri After Demerger

Carve-Out Condensed Combined Balance Sheets 30.09.03 and 30.09.02 (Unaudited)

NOK million, except per share information	30.09.2003	30.09.2002
Assets		
Cash and cash equivalents	295	345
Other liquid assets	161	43
Receivables	8,276	7,397
Receivables, Hydro	104	71
Inventories	5,117	4,403
Total current assets	**13,953**	**12,259**
Property, plant and equipment, less accumulated depreciation, depletion and amortization	7,142	7,019
Other non-current assets	4,101	3,123
Total non-current assets	**11,243**	**10,142**
Total assets	**25,196**	**22,401**
Liabilities and shareholders' equity		
Bank loans and other interest bearing short-term debt	717	187
Current portion of long-term debt	28	95
Interest-bearing loans and payables to Hydro	8,307	8,941
Other current liabilities	5,280	4,158
Total current liabilities	**14,332**	**13,381**
Long-term debt	175	142
Other long-term liabilities	2,328	1,806
Deferred tax liabilities	253	960
Total long-term liabilities	**2,756**	**2,908**
Minority shareholders' interest in consolidated subsidiaries	114	51
Shareholders' equity	**7,994**	**6,061**
Total liabilities and shareholders' equity	**25,196**	**22,401**
Total number of outstanding shares	319,442,590	319,442,590

Hydro Agri After Demerger

Carve-Out Condensed Combined Statements of Cash Flows 30.09.03 and 30.09.02 (Unaudited)

Nine months ended NOK million	30.09.2003	30.09.2002
Operating activities:		
Net income	1,265	1,504
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	837	878
Other adjustments	(1,371)	(416)
Net cash provided by operating activities	731	1,966
Investing activities:		
Purchases of property, plant and equipment	(539)	(594)
Purchases of other long-term investments	(318)	(471)
Net sales/(purchases) of short-term investments	(118)	(25)
Proceeds from sales of property, plant and equipment	229	146
Proceeds from sales of other long-term investments	128	435
Net cash used in investing activities	(618)	(509)
Financing activities:		
Net cash used in financing activities	(258)	(1,870)
Foreign currency effects on cash flows	21	(102)
Net increase/(decrease) in cash and cash equivalents	(124)	(515)
Cash and cash equivalents at beginning of year	419	860
Cash and cash equivalents at end of year	295	345

Hydro Agri After Demerger

Carve-Out Combined Statements of Income 2002, 2001 and 2000 (Unaudited)

NOK million, except per share information	2002	2001	2000
Operating revenues	33,477	37,449	36,621
Raw materials and energy costs	23,373	26,467	26,333
Payroll and related costs	2,921	3,463	3,905
Depreciation, depletion and amortization	1,183	1,580	1,643
Other	3,857	3,876	3,082
Restructuring costs	—	—	135
Operating costs and expenses	31,334	35,386	35,098
Operating income before financial items and other income	**2,143**	**2,063**	**1,523**
Equity in net income of non-consolidated investees	57	330	350
Interest income and other financial income	245	408	291
Other income/(loss) net	142	(53)	—
Earnings before interest expense and tax (EBIT)	2,587	2,748	2,164
Interest expense and foreign exchange gain/(loss)	(16)	(765)	(898)
Income before tax and minority interest	2,571	1,983	1,266
Income tax expense	(845)	(599)	(365)
Minority interest	(11)	85	55
Net income	**1,715**	**1,469**	**956**
Earnings per share	5.37	4.60	2.99
Average number of outstanding shares	319,442,590	319,442,590	319,442,590

Hydro Agri After Demerger

Carve-Out Combined Balance Sheets 2002, 2001 and 2000 (Unaudited)

NOK million, except per share information	2002	2001	2000
Assets			
Cash and cash equivalents	419	860	563
Other liquid assets	35	27	57
Accounts receivable	5,424	6,662	7,380
Receivables, Hydro	126	135	322
Inventories	4,383	5,437	6,227
Prepaid expences and other current assets	1,030	1,169	1,455
Current deferred tax assets	34	4	51
Current assets	11,451	14,294	16,055
Non-consolidated investees	2,089	2,519	2,394
Property, plant and equipment, less accumulated depreciation, depletion and amortization	7,090	8,072	9,354
Prepaid pension, investments and other non-current assets	1,015	970	1,220
Deferred tax assets	375	53	34
Non-current assets	10,569	11,614	13,002
Total assets	22,020	25,908	29,057
Liabilities and shareholders' equity			
Bank loans and other interest bearing short-term debt	361	623	838
Current portion of long-term debt	84	116	80
Interest-bearing loans, Hydro	8,336	8,402	7,878
Payables to Hydro	404	728	974
Other current liabilities	4,235	4,241	5,432
Current liabilities	13,420	14,110	15,202
Long-term debt	174	246	323
Accrued pension liabilities	1,530	1,121	977
Other long-term liabilities	624	735	863
Deferred tax liabilities	255	781	980
Long-term liabilities	2,583	2,883	3,143
Minority shareholders' interest in consolidated subsidiaries	85	85	213
Share capital	543	543	543
Additional paid-in capital	7,368	8,200	9,527
Accumulated other comprehensive income	(1,979)	87	429
Shareholders' equity	5,932	8,830	10,499
Total liabilities and shareholders' equity	22,020	25,908	29,057
Total number of outstanding shares	319,442,590	319,442,590	319,442,590

Hydro Agri After Demerger

Carve-Out Combined Statements of Cash Flows 2002 and 2001 (Unaudited)

NOK million	2002	2001
Operating activities:		
Net income	1,715	1,469
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	1,183	1,580
Equity in net income of non-consolidated investees	(57)	(330)
Dividends received from non-consolidated investees	206	295
Deferred taxes	(3)	42
Loss/(gain) on sale of non-current assets	(294)	(50)
Loss/(gain) on foreign currency transactions	(670)	77
Other	56	33
Working capital changes that provided/(used) cash:		
Receivables	(201)	758
Inventories	310	502
Prepaid expenses and other current assets	(247)	263
Other current liabilities	757	(1,453)
Net cash provided by operating activities	2,755	3,186
Investing activities:		
Purchases of property, plant and equipment	(1,134)	(664)
Purchases of other long-term investments	(529)	(233)
Net sales (purchases) of short-term investments	(21)	27
Proceeds from sales of property, plant and equipment	224	122
Proceeds from sales of other long-term investments	506	193
Net cash used in investing activities	(954)	(555)
Financing activities:		
Net cash used in financing activities	(2,136)	(2,233)
Foreign currency effects on cash flows	(106)	(101)
Net increase/(decrease) in cash and cash equivalents	(441)	297
Cash and cash equivalents at beginning of year	860	563
Cash and cash equivalents at end of year	419	860

Operating Segment Information Hydro Agri (Unaudited)

External operating revenues *

NOK million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	4,059	2,281	3,263	3,760	3,340
Downstream	20,359	20,864	25,768	28,364	28,154
Industrial	3,374	3,280	4,290	4,786	4,719
Other and Elimination	99	98	156	539	408
Total	27,891	26,523	33,477	37,449	36,621

* Including Agri's sale to Hydro, NOK 197 million and NOK 408 million for 9 months 2003 and 2002, and NOK 530 million, NOK 598 million, and NOK 852 million for the years 2002, 2001 and 2000

Internal operating revenues

NOK million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	6,719	6,070	7,863	9,521	9,166
Downstream	957	693	954	1,082	515
Industrial	44	64	70	75	119
Other and Elimination	(7,720)	(6,827)	(8,887)	(10,678)	(9,800)
Total	—	—	—	—	—

Operating revenues

NOK million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	10,778	8,351	11,126	13,281	12,506
Downstream	21,316	21,557	26,722	29,446	28,669
Industrial	3,418	3,344	4,360	4,861	4,838
Other and Elimination	(7,621)	(6,729)	(8,731)	(10,139)	(9,392)
Total	27,891	26,523	33,477	37,449	36,621

Depreciation, depletion and amortization

NOK million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	391	424	557	700	740
Downstream	272	277	370	570	568
Industrial	173	176	257	304	357
Other and Elimination	1	1	(1)	6	(22)
Total	837	878	1,183	1,580	1,643

Operating income

NOK million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	736	573	585	1,037	1,128
Downstream	1,014	1,137	1,315	1,073	284
Industrial	333	455	491	377	319
Other and Elimination	(254)	(214)	(248)	(424)	(208)
Total	1,829	1,951	2,143	2,063	1,523

Equity in net income non-consolidated investees

NOK Million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	278	(56)	12	290	416
Downstream	82	34	36	36	32
Industrial	3	5	9	4	33
Other and Elimination	—	—	—	—	(131)
Total	363	(17)	57	330	350

Earnings Before Interest and Tax (EBIT)

NOK Million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	1,018	542	627	1,355	1,552
Downstream	1,226	1,400	1,620	1,443	648
Industrial	368	496	540	346	362
Other and Elimination	(244)	(163)	(200)	(396)	(398)
Total	2,368	2,275	2,587	2,748	2,164

Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

NOK Million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	1,410	1,039	1,267	2,054	2,142
Downstream	1,532	1,702	2,016	2,028	1,228
Industrial	541	672	797	652	720
Other and Elimination	(243)	(163)	(202)	(389)	(333)
Total	3,240	3,250	3,878	4,345	3,757

Investments

NOK Million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	200	229	401	161	197
Downstream	351	496	1,082	380	835
Industrial	125	196	257	169	242
Other and Elimination	124	(31)	(191)	116	61
Total	800	890	1,549	826	1,335

External interest income

NOK Million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	4	1	5	28	8
Downstream	129	137	175	333	329
Industrial	7	11	15	17	11
Other and Elimination	(7)	12	11	(14)	(61)
Total	133	161	206	364	287

Other income (loss), net

NOK Million	Nine months ended 30.09.2003	Nine months ended 30.09.2002	Year ended 2002	Year ended 2001	Year ended 2000
Upstream	—	25	25	—	—
Downstream	—	91	91	—	—
Industrial	23	25	25	(53)	—
Other and Elimination	17	1	1	—	—
Total	40	142	142	(53)	—

Hydro Agri Geographical Segment Information (Unaudited)

	Assets[1] 2002	Assets[1] 2001	Assets[1] 2000	Long-lived Assets[1] 2002	Long-lived Assets[1] 2001	Long-lived Assets[1] 2000	Investments[1] 2002	Investments[1] 2001	Investments[1] 2000
Norway	1,344	2,246	1,571	2,850	3,294	3,937	91	130	146
France	3,668	4,730	7,781	1,007	1,178	1,345	116	76	64
The Netherlands	2,230	1,927	2,247	1,155	1,104	1,129	228	231	150
Germany	1,739	1,307	1,512	578	643	700	79	68	62
Italy	1,668	1,958	1,938	485	507	584	84	90	58
Great Britain	1,261	1,505	1,463	396	438	527	113	15	18
Sweden	783	835	850	317	318	386	73	25	59
Denmark	189	303	330	151	170	179	16	19	37
Spain	288	511	414	28	29	24	2	4	3
Other	719	422	239	58	3	13	118	2	—
Total EU	12,545	13,498	16,774	4,175	4,390	4,887	829	530	451
Other Europe	167	528	554	21	61	107	3	15	17
Total Europe	14,056	16,272	18,899	7,046	7,745	8,931	923	675	614
Asia	2,665	3,420	2,986	1,393	1,645	1,524	72	37	85
South and Central America	2,066	2,890	3,553	1,004	1,218	1,376	356	115	557
Africa	1,813	1,554	1,792	176	174	303	68	(32)	54
North America	1,402	1,758	1,802	421	623	646	130	31	25
Australia and New Zealand	18	14	25	1	1	1	—	—	—
Total outside Europe	7,964	9,636	10,158	2,995	3,661	3,850	626	151	721
Total	22,020	25,908	29,057	10,041	11,406	12,781	1,549	826	1,335

NOK million	Operating revenues[2] 2002	Operating revenues[2] 2001	Operating revenues[2] 2000
Norway	1,759	1,964	2,287
France	3,392	3,689	3,904
Germany	2,312	2,526	2,701
Great Britain	2,239	2,225	2,544
Italy	2,099	2,543	2,474
Spain	1,236	1,109	1,364
Sweden	795	948	940
The Netherlands	739	859	745
Denmark	556	586	700
Other	841	1,332	1,210
Total EU	14,209	15,817	16,582
Other Europe	823	905	1,125
Total Europe	16,791	18,686	19,994
South and Central America	4,716	5,172	4,425
Asia	4,166	4,332	3,812
North America	3,831	5,235	4,694
Africa	3,805	3,705	3,448
Australia and New Zealand	168	319	248
Total outside Europe	16,686	18,763	16,627
Total	33,477	37,449	36,621

(1) The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets.

(2) Operating revenues are identified by customer location.

NOTES TO PRO FORMA FINANCIAL STATEMENTS FOR HYDRO AGRI

Basis For Presentation

Pro forma financial statements are based on the carve-out financial statements described above, with the adjustments described below. These pro forma financial statements are based on regulations from the US Securities and Exchange Commission (SEC). These regulations allow for pro forma adjustments representing changes that are directly attributable to the transaction, and that are factually supportable. This has been interpreted to mean changes supported by contracts, transactions or binding offers. Only items with an ongoing impact may be adjusted to the pro forma income statements.

General And Overhead Costs

In the pro forma figures for Hydro Agri, costs being invoiced and allocated from Hydro are adjusted to represent estimates for Hydro Agri's general and overhead costs, calculated as if Hydro Agri had been a stand-alone company. The adjustments compared to similar costs included in the carve-out accounts are increases of NOK 1 million and NOK 12 million for the nine months periods ended 30 September 2003 and 2002, respectively. Furthermore, adjustments are an increase of NOK 15 million, a decrease of NOK 3 million and a decrease of NOK 14 million for the years ended 31 December 2002, 2001 and 2000, respectively.

Financial Expenses

It has been decided in the Demerger Plan that Hydro Agri will have a net interest bearing debt of NOK 8.5 billion as of the separation date. Hydro Agri is currently in the process of obtaining external long-term financing based on this net debt level. However, this process has not yet reached a stage where binding offers for financing have been received. Consequently, no pro forma adjustments have been made to reflect the borrowing costs Hydro Agri will experience going forward.

Income Taxes

Adjustments for income taxes comprise tax effects of the pro forma adjustments described.

Hydro Agri After Demerger

Pro Forma Condensed Combined Statements of Income 30.09.03 and 30.09.02 (Unaudited)

Nine months ended NOK million, except per share information	30.09.2003	30.09.2002
Operating revenues	27,891	26,523
Depreciation, depletion and amortization	837	878
Other operating costs	25,226	23,706
Operating income	1,828	1,939
Equity in net income of non-consolidated investees	363	(17)
Interest income and other financial income	136	199
Other income/(loss) net	40	142
Earnings before interest expense and tax (EBIT)	2,367	2,263
Interest expense and foreign exchange gain/(loss)	(447)	(38)
Income before tax and minority interest	1,920	2,225
Income tax expense	(637)	(731)
Minority interest	(19)	1
Net income	1,264	1,495
Earnings per share	3.96	4.68
Average number of outstanding shares	319,442,590	319,442,590

Hydro Agri After Demerger

Pro Forma Condensed Combined Balance Sheets 30.09.03 and 30.09.02 (Unaudited)

NOK million, except per share information	30.09.2003	30.09.2002
Assets		
Cash and cash equivalents	295	345
Other liquid assets	161	43
Receivables	8,276	7,397
Receivables, Hydro	104	71
Inventories	5,117	4,403
Total current assets	13,953	12,259
Property, plant and equipment, less accumulated depreciation, depletion and amortization	7,142	7,019
Other non-current assets	4,101	3,123
Total non-current assets	11,243	10,142
Total assets	25,196	22,401
Liabilities and shareholders' equity		
Bank loans and other interest bearing short-term debt	717	187
Current portion of long-term debt	28	95
Interest-bearing loans and payables to Hydro	8,307	8,941
Other current liabilities	5,280	4,158
Total current liabilities	14,332	13,381
Long-term debt	175	142
Other long-term liabilities	2,328	1,806
Deferred tax liabilities	253	960
Total long-term liabilities	2,756	2,908
Minority shareholders' interest in consolidated subsidiaries	114	51
Shareholders' equity	7,994	6,061
Total liabilities and shareholders' equity	25,196	22,401
Total number of outstanding shares	319,442,590	319,442,590

Hydro Agri After Demerger

Pro Forma Condensed Combined Statements of Cash Flows 30.09.03 and 30.09.02 (Unaudited)

Nine months ended NOK *million*	30.09.2003	30.09.2002
Operating activities:		
Net income	1,264	1,495
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	837	878
Other adjustments	(1,371)	(416)
Net cash provided by operating activities	730	1,957
Investing activities:		
Purchases of property, plant and equipment	(539)	(594)
Purchases of other long-term investments	(318)	(471)
Net sales/(purchases) of short-term investments	(118)	(25)
Proceeds from sales of property, plant and equipment	229	146
Proceeds from sales of other long-term investments	128	435
Net cash used in investing activities	(618)	(509)
Financing activities:		
Net cash used in financing activities	(258)	(1,870)
Foreign currency effects on cash flows	21	(102)
Net increase/(decrease) in cash and cash equivalents	(125)	(524)

Hydro Agri After Demerger

Pro Forma Combined Statements of Income 2002, 2001 and 2000 (Unaudited)

NOK million, except per share information	2002	2001	2000
Operating revenues	33,477	37,449	36,621
Raw materials and energy costs	23,373	26,467	26,333
Payroll and related costs	2,921	3,463	3,905
Depreciation, depletion and amortization	1,183	1,580	1,643
Other	3,872	3,873	3,068
Restructuring costs	—	—	135
Operating costs and expenses	31,349	35,383	35,084
Operating income before financial items and other income	2,128	2,066	1,537
Equity in net income of non-consolidated investees	57	330	350
Interest income and other financial income	245	408	291
Other income/(loss) net	142	(53)	—
Earnings before interest expense and tax (EBIT)	2,572	2,751	2,178
Interest expense and foreign exchange gain/(loss)	(16)	(765)	(898)
Income before tax and minority interest	2,556	1,986	1,280
Income tax expense	(841)	(600)	(369)
Minority interest	(11)	85	55
Net income	1,704	1,471	966
Earnings per share	5.33	4.60	3.02
Average number of outstanding shares	319,442,590	319,442,590	319,442,590

Hydro Agri After Demerger

Pro Forma Combined Balance Sheets 2002, 2001 and 2000 (Unaudited)

NOK million, except per share information	2002	2001	2000
Assets			
Cash and cash equivalents	419	860	563
Other liquid assets	35	27	57
Accounts receivable, less allowances	5,424	6,662	7,380
Receivables, Hydro	126	135	322
Inventories	4,383	5,437	6,227
Prepaid expences and other current assets	1,030	1,169	1,455
Current deferred tax assets	34	4	51
Current assets	**11,451**	**14,294**	**16,055**
Non-consolidated investees	2,089	2,519	2,394
Property, plant and equipment, less accumulated depreciation, depletion and amortization	7,090	8,072	9,354
Prepaid pension, investments and other non-current assets	1,015	970	1,220
Deferred tax assets	375	53	34
Non-current assets	**10,569**	**11,614**	**13,002**
Total assets	**22,020**	**25,908**	**29,057**
Liabilities and shareholders' equity			
Bank loans and other interest bearing short-term debt	361	623	838
Current portion of long-term debt	84	116	80
Interest-bearing loans, Hydro	8,336	8,402	7,878
Payables to Hydro	404	728	974
Other current liabilities	4,235	4,241	5,432
Current liabilities	**13,420**	**14,110**	**15,202**
Long-term debt	174	246	323
Accrued pension liabilities	1,530	1,121	977
Other long-term liabilities	624	735	863
Deferred tax liabilities	255	781	980
Long-term liabilities	**2,583**	**2,883**	**3,143**
Minority shareholders' interest in consolidated subsidiaries	**85**	**85**	**213**
Share capital	543	543	543
Additional paid-in capital	7,368	8,200	9,527
Accumulated other comprehensive income	(1,979)	87	429
Shareholders' equity	**5,932**	**8,830**	**10,499**
Total liabilities and shareholders' equity	**22,020**	**25,908**	**29,057**
Total number of outstanding shares	319,442,590	319,442,590	319,442,590

Hydro Agri After Demerger

Pro Forma Combined Statements of Cash Flows 2002 and 2001 (Unaudited)

NOK million	2002	2001
Operating activities:		
Net income	1,704	1,471
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	1,183	1,580
Equity in net income of non-consolidated investees	(57)	(330)
Dividends received from non-consolidated investees	206	295
Deferred taxes	(3)	42
Loss/(gain) on sale of non-current assets	(294)	(50)
Loss/(gain) on foreign currency transactions	(670)	77
Other	56	33
Working capital changes that provided/(used) cash:		
Receivables	(201)	758
Inventories	310	502
Prepaid expenses and other current assets	(247)	263
Other current liabilities	757	(1,453)
Net cash provided by operating activities	2,744	3,188
Investing activities:		
Purchases of property, plant and equipment	(1,134)	(664)
Purchases of other long-term investments	(529)	(233)
Net sales/(purchases) of short-term investments	(21)	27
Proceeds from sales of property, plant and equipment	224	122
Proceeds from sales of other long-term investments	506	193
Net cash used in investing activities	(954)	(555)
Financing activities:		
Net cash used in financing activities	(2,136)	(2,233)
Foreign currency effects on cash flows	(106)	(101)
Net increase/(decrease) in cash and cash equivalents	(452)	299

Hydro Agri After Demerger

Pro Forma Combined N GAAP Statements of Income 2002, 2001 and 2000 (Unaudited)

The Pro Forma Financial Statements presented in accordance with accounting principles in Norway (N GAAP) have been derived from Hydro's consolidated financial statements for the years ended 31 December 2002, 2001 and 2000. For a description of Hydro's accounting principles, please refer to Hydro's annual accounts, attached to this Information Memorandum. There are no differences in net income under N GAAP and US GAAP.

NOK million, except per share information	2002	2001	2000
Operating revenues	33,477	37,449	36,621
Raw materials and energy costs	23,449	25,998	26,760
Change in inventories of own production	(76)	469	(427)
Payroll and related costs	2,921	3,463	3,905
Depreciation, depletion and amortization	1,183	1,580	1,643
Other	3,872	3,873	3,068
Restructuring costs	—	—	135
Operating costs and expenses	**31,349**	**35,383**	**35,084**
Operating income before financial items and other income	2,128	2,066	1,537
Equity in net income of non-consolidated investees	57	330	350
Interest income and other financial income	245	408	291
Other income/(loss), net	142	(53)	—
Earnings before interest expense and tax (EBIT)	2,572	2,751	2,178
Interest expense and foreign exchange gain/(loss)	(16)	(765)	(898)
Income before tax and minority interest	2,556	1,986	1,280
Income tax expense	(841)	(600)	(369)
Net income	1,715	1,386	911
Minority interest	(11)	85	55
Net income after minority interest	**1,704**	**1,471**	**966**
Earnings per share	5.33	4.60	3.02
Average number of outstanding shares	**319,442,590**	**319,442,590**	**319,442,590**

Hydro Agri After Demerger

Pro Forma Combined N GAAP Balance Sheets 2002, 2001 and 2000 (Unaudited)

NOK Million	2002	2001	2000
Assets:			
Deferred tax assets	409	57	85
Other intangible assets	154	155	187
Intangible assets	563	212	272
Property, plant and equipment	7,090	8,072	9,354
Non-consolidated investees	2,089	2,519	2,394
Prepaid pension, investments and other non-current assets	861	815	1,033
Financial non-current assets	2,950	3,334	3,427
Inventories	4,383	5,437	6,227
Accounts receivable, less allowances	5,424	6,662	7,380
Receivables, Hydro	126	135	322
Prepaid expenses and other current assets	1,030	1,169	1,455
Other liquid assets	35	27	57
Cash and cash equivalents	419	860	563
Current assets	11,417	14,290	16,004
Total assets	22,020	25,908	29,057
Liabilities and Shareholders' equity:			
Share capital	543	543	543
Premium paid-in capital	3,689	3,689	3,689
Total paid-in capital	4,232	4,232	4,232
Retained earnings	1,700	4,598	6,267
Total retained earnings	1,700	4,598	6,267
Minority shareholders' interest in consolidated subsidiaries	85	85	213
Shareholders' equity	6,017	8,915	10,712
Accrued pension liabilities	1,530	1,121	977
Deferred tax liabilities	255	781	980
Other long-term liabilities	624	735	863
Long-term liabilities	2,409	2,637	2,820
Long-term debt	174	246	323
Bank loans and other interest-bearing short-term debt	361	623	838
Current portion of long-term debt	84	116	80
Interest bearing loans, Hydro	8,336	8,402	7,878
Payables, Hydro	404	728	974
Other current liabilities	4,235	4,241	5,432
Current liabilities	13,420	14,110	15,202
Total liabilities and shareholders' equity	22,020	25,908	29,057

Hydro After Demerger

Condensed Combined Statements of Income 30.09.03 and 30.09.02 (Unaudited)

Nine months ended NOK million, except per share information	30.09.2003	30.09.2002
Operating revenues	101,231	98,446
Depreciation, depletion and amortization	10,242	9,327
Other operating costs	75,697	77,235
Restructuring costs	—	(10)
Operating income	**15,292**	**11,894**
Equity in net income of non-consolidated investees	487	(434)
Interest income and other financial income	982	885
Other income/(loss) net	(1,742)	77
Earnings before interest expense and tax (EBIT)	15,019	12,422
Interest expense and foreign exchange gain/(loss)	(841)	333
Income before tax and minority interest	14,178	12,755
Income tax expense	(8,664)	(8,815)
Minority interest	143	41
Income before cumulative effect of change in accounting principle	5,657	3,981
Cumulative effect of change in accounting principle	281	—
Net income	**5,938**	**3,981**
Earnings per share before change in accounting principles	21.90	15.40
Earnings per share	23.00	15.40
Average number of outstanding shares	257,803,672	257,745,113

Hydro After Demerger

Condensed Combined Balance Sheets 30.09.03 and 30.09.02 (Unaudited)

NOK million, except per share information	30.09.2003	30.09.2002
Assets		
Cash and cash equivalents	16,166	10,226
Other liquid assets	1,581	1,913
Receivables	33,023	32,246
Interest bearing and other receivables, Agri	8,307	8,941
Inventories	11,759	12,835
Total current assets	70,836	66,161
Property, plant and equipment, less accumulated depreciation, depletion and amortization	107,131	104,292
Other non-current assets	27,519	27,252
Total non-current assets	134,650	131,544
Total assets	205,486	197,705
Liabilities and shareholders' equity		
Bank loans and other interest bearing short-term debt	5,277	7,861
Current portion of long-term debt	1,164	1,967
Payables to Agri	104	71
Other current liabilities	41,383	36,446
Total current liabilities	47,928	46,345
Long-term debt	29,248	33,105
Other long-term liabilities	15,005	12,519
Deferred tax liabilities	34,046	34,294
Total long-term liabilities	78,299	79,918
Minority shareholders' interest in consolidated subsidiaries	555	1,124
Shareholders' equity	78,704	70,318
Total liabilities and shareholders' equity	205,486	197,705
Total number of outstanding shares	256,712,000	257,960,532

Hydro After Demerger

Condensed Combined Statements of Cash Flows 30.09.03 and 30.09.02 (Unaudited)

Nine months ended NOK *million*	30.09.2003	30.09.2002
Operating activities:		
Net income	5,938	3,981
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	10,242	9,328
Other adjustments	6,313	4,509
Net cash provided by operating activities	22,493	17,818
Investing activities:		
Purchases of property, plant and equipment	(10,425)	(13,743)
Purchases of other long-term investments	(508)	(16,700)
Net sales/(purchases) of short-term investments	1,086	(506)
Proceeds from sales of property, plant and equipment	529	696
Proceeds from sales of other long-term investments	4,262	607
Net cash used in investing activities	(5,056)	(29,646)
Financing activities:		
Loan proceeds	181	592
Principal repayments	(4,605)	(3,785)
Ordinary shares purchased	(555)	—
Ordinary shares issued	64	53
Dividends paid	(2,711)	(2,576)
Contribution from Agri	258	1,870
Net cash used in financing activities	(7,368)	(3,846)
Foreign currency effects on cash flows	551	(388)
Net increase/(decrease) in cash and cash equivalents	10,620	(16,062)
Cash and cash equivalents at beginning of year	5,546	26,288
Cash and cash equivalents at end of year	16,166	10,226

Hydro After Demerger

Combined US GAAP Statements of Income 2002, 2001 and 2000 (Unaudited)

NOK million, except per share information	2002	2001	2000
Operating revenues	136,114	118,332	122,978
Raw materials and energy costs	82,889	71,016	70,487
Payroll and related costs	17,412	13,774	10,947
Depreciation, depletion and amortization	12,729	10,693	10,895
Other	5,396	2,868	3,706
Restructuring costs	(10)	961	—
Operating costs and expenses	118,416	99,312	96,035
Operating income before financial items and other income	17,698	19,020	26,943
Equity in net income of non-consolidated investees	(24)	236	322
Interest income and other financial income	1,173	2,439	1,456
Other income/(loss) net	77	631	3,161
Earnings before interest expense and tax (EBIT)	18,924	22,326	31,882
Interest expense and foreign exchange gain/(loss)	533	(2,844)	(3,007)
Income before tax and minority interest	19,457	19,482	28,875
Income tax expense	(12,433)	(13,151)	(15,813)
Minority interest	26	92	(37)
Net income	7,050	6,423	13,025
Earnings per share	27.40	24.90	49.80
Average number of outstanding shares	257,799,411	258,434,202	261,620,982

Hydro After Demerger

Combined Balance Sheets 2002, 2001 and 2000 (Unaudited)

NOK million, except per share information	2002	2001	2000
Assets			
Cash and cash equivalents	5,546	26,288	21,203
Other liquid assets	2,612	2,394	2,434
Accounts receivable, less allowances	19,856	16,710	20,175
Interest bearing receivables, Agri	8,336	8,402	7,878
Other receivables, Agri	404	728	974
Inventories	12,849	10,357	12,511
Prepaid expences and other current assets	12,025	8,313	8,108
Current deferred tax assets	2,184	2,102	1,631
Current assets	63,812	75,294	74,914
Non-consolidated investees	9,410	7,168	4,817
Property, plant and equipment, less accumulated depreciation, depletion and amortization	105,252	87,205	85,671
Prepaid pension, investments and other non-current assets	16,114	12,714	11,811
Deferred tax assets	1,517	946	1,306
Non-current assets	132,293	108,033	103,605
Total assets	196,105	183,327	178,519
Liabilities and shareholders' equity			
Bank loans and other interest bearing short-term debt	6,945	7,835	8,250
Current portion of long-term debt	1,874	1,850	2,129
Payables to Agri	126	135	322
Other current liabilities	34,096	28,004	27,739
Current deferred tax liabilities	262	324	258
Current liabilities	43,303	38,148	38,698
Long-term debt	30,728	37,607	39,851
Accrued pension liabilities	6,855	3,094	1,758
Other long-term liabilities	5,624	5,177	3,823
Deferred tax liabilities	36,554	30,324	30,407
Long-term liabilities	79,761	76,202	75,839
Minority shareholders' interest in consolidated subsidiaries	1,058	966	1,206
Share capital	4,897	4,897	4,897
Additional paid-in capital	13,338	13,320	13,309
Retained earnings	59,582	52,560	45,810
Treasury stock	(3,052)	(3,167)	(2,224)
Accumulated other comprehensive income	(2,782)	401	984
Shareholders' equity	71,983	68,011	62,776
Total liabilities and shareholders' equity	196,105	183,327	178,519
Total number of outstanding shares	257,960,532	257,634,172	259,986,070

Hydro After Demerger

Combined Statements of Cash Flows 2002 and 2001 (Unaudited)

NOK million	2002	2001
Operating activities:		
Net income	7,050	6,423
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	12,729	10,693
Restructuring costs	(10)	961
Equity in net income of non-consolidated investees	24	(236)
Dividends received from non-consolidated investees	208	177
Deferred taxes	(616)	(355)
Loss/(gain) on sale of non-current assets	1,117	(887)
Loss/(gain) on foreign currency transactions	(2,592)	339
Net sales/(purchases) of trading securities	616	(112)
Other	394	740
Working capital changes that provided/(used) cash:		
Receivables	(1,758)	2,869
Inventories	1,448	1,352
Prepaid expenses and other current assets	(1,530)	(618)
Other current liabilities	1,950	1,640
Net cash provided by operating activities	19,030	22,986
Investing activities:		
Purchases of property, plant and equipment	(18,472)	(13,672)
Purchases of other long-term investments	(17,575)	(1,430)
Net sales/(purchases) of short-term investments	(1,133)	15
Proceeds from sales of property, plant and equipment	717	495
Proceeds from sales of other long-term investments	971	466
Net cash used in investing activities	(35,492)	(14,126)
Financing activities:		
Loan proceeds	707	408
Principal repayments	(4,196)	(2,865)
Ordinary shares purchased	—	(1,155)
Ordinary shares issued	70	92
Dividends paid	(2,576)	(2,470)
Contribution from Agri	2,136	2,233
Net cash used in financing activities	(3,859)	(3,757)
Foreign currency effects on cash flows	(421)	(18)
Net increase/(decrease) in cash and cash equivalents	(20,742)	5,085
Cash and cash equivalents at beginning of year	26,288	21,203
Cash and cash equivalents at end of year	5,546	26,288

NOTES TO PRO FORMA FINANCIAL STATEMENTS FOR HYDRO

Basis For Presentation

Pro forma financial statements are based on the Carve-Out Financial Statements described above, with the adjustments described below. These Pro Forma Financial Statements are based on regulations from the US Securities and Exchange Commission (SEC). These regulations allow for pro forma adjustments representing changes that are directly attributable to the transaction, and that are factually supportable. This has been interpreted to mean changes supported by contracts, transactions or binding offers. Only items with an ongoing impact may be adjusted to the pro forma income statements.

General And Overhead Costs

General and overhead costs incurred within the Hydro Group may not be reduced corresponding to the share of such costs previously charged to and allocated to Hydro Agri. For the pro forma financial statements, the charged and allocated costs are added back to Hydro's costs, to the extent that cost saving initiatives have not been approved and communicated. A total of NOK 15 million is currently identified as annual savings following transfer of employees and other decisions directly following the Demerger. Pro forma adjustments for general and overhead costs included in Hydro's Pro Forma Financial Statements amounted to increases of NOK 59 million and NOK 49 million for the nine months ended September 30, 2003 and 2002 respectively. Furthermore, pro forma adjustments reflects increases of general and overhead costs of NOK 64 million, NOK 82 million and NOK 89 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Financial Income And Expense

Hydro's short- and long-term borrowings will only to a limited extent be transferred to Hydro Agri in the Demerger. Consequently, Hydro will retain the majority of its present long term debt. Financial expenses related to the retained loans are included in Hydro's pro forma financial statements. The pro forma adjustments for financial expenses included in Hydro's pro forma financial statements amounted to increases of NOK 447 million and NOK 38 million for the first nine months ended September 30, 2003 and 2002, respectively. Furthermore, pro forma adjustments reflect increases of financial expenses of NOK 16 million, NOK 829 million and NOK 899 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Resulting from the Demerger, Hydro will acquire a short term receivable on Hydro Agri of NOK 8.1 billion, payable at consummation of the Demerger. This receivable is included in the pro forma financial statements for all periods. No interest income related to this receivable has been reflected in the pro forma financial statements for Hydro for any of the periods presented, as no decision has been made with regard to Hydro's use of the proceeds. However, management believes that the excess cash will be invested in assets generating income.

Income Taxes

Adjustments for income taxes comprise tax effects of the pro forma adjustments described.

Hydro After Demerger

Pro Forma Condensed Combined Statements of Income 30.09.03 and 30.09.02 (Unaudited)

Nine months ended NOK million, except per share information	30.09.2003	30.09.2002
Operating revenues	101,231	98,446
Depreciation, depletion and amortization	10,242	9,327
Other operating costs	75,756	77,284
Restructuring costs	—	(10)
Operating income	15,233	11,845
Equity in net income of non-consolidated investees	487	(434)
Interest income and other financial income	982	885
Other income/(loss) net	(1,742)	77
Earnings before interest expense and tax (EBIT)	14,960	12,373
Interest expense and foreign exchange gain/(loss)	(1,288)	294
Income before tax and minority interest	13,672	12,667
Income tax expense	(8,523)	(8,791)
Minority interest	143	41
Income before cumulative effect of change in accounting principle	5,292	3,917
Cumulative effect of change in accounting principle	281	—
Net income	5,573	3,917
Earnings per share before change in accounting principles	20.50	15.20
Earnings per share	21.60	15.20
Average number of outstanding shares	257,803,672	257,745,113

Hydro After Demerger

Pro Forma Condensed Combined Balance Sheets 30.09.03 and 30.09.02 (Unaudited)

NOK million, except per share information	30.09.2003	30.09.2002
Assets		
Cash and cash equivalents	16,166	10,226
Other liquid assets	1,581	1,913
Receivables	33,023	32,246
Interest bearing and other receivables, Agri	8,307	8,941
Inventories	11,759	12,835
Total current assets	**70,836**	**66,161**
Property, plant and equipment, less accumulated depreciation, depletion and amortization	107,131	104,292
Other non-current assets	27,519	27,252
Total non-current assets	**134,650**	**131,544**
Total assets	**205,486**	**197,705**
Liabilities and shareholders' equity		
Bank loans and other interest bearing short-term debt	5,277	7,861
Current portion of long-term debt	1,164	1,967
Payables to Agri	104	71
Other current liabilities	41,383	36,446
Total current liabilities	**47,928**	**46,345**
Long-term debt	29,248	33,105
Other long-term liabilities	15,005	12,519
Deferred tax liabilities	34,046	34,294
Total long-term liabilities	**78,299**	**79,918**
Minority shareholders' interest in consolidated subsidiaries	555	1,124
Shareholders' equity	**78,704**	**70,318**
Total liabilities and shareholders' equity	**205,486**	**197,705**
Total number of outstanding shares	256,712,000	257,960,532

Hydro After Demerger

Pro Forma Condensed Combined Statements of Cash Flows 30.09.03 and 30.09.02 (Unaudited)

Nine months ended NOK million	30.09.2003	30.09.2002
Operating activities:		
Net income	5,573	3,917
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	10,242	9,328
Other adjustments	6,313	4,509
Net cash provided by operating activities	**22,128**	**17,754**
Investing activities:		
Purchases of property, plant and equipment	(10,425)	(13,743)
Purchases of other long-term investments	(508)	(16,700)
Net sales/(purchases) of short-term investments	1,086	(506)
Proceeds from sales of property, plant and equipment	529	696
Proceeds from sales of other long-term investments	4,262	607
Net cash used in investing activities	**(5,056)**	**(29,646)**
Financing activities:		
Loan proceeds	181	592
Principal repayments	(4,605)	(3,785)
Ordinary shares purchased	(555)	—
Ordinary shares issued	64	53
Dividends paid	(2,711)	(2,576)
Contribution from Agri	258	1,870
Net cash used in financing activities	**(7,368)**	**(3,846)**
Foreign currency effects on cash flows	551	(388)
Net increase/(decrease) in cash and cash equivalents	**10,255**	**(16,126)**

Hydro After Demerger

Pro Forma Combined Statements of Income 2002, 2001 and 2000 (Unaudited)

NOK million, except per share information	2002	2001	2000
Operating revenues	136,114	118,332	122,978
Raw materials and energy costs	82,889	71,016	70,487
Payroll and related costs	17,412	13,774	10,947
Depreciation, depletion and amortization	12,729	10,693	10,895
Other	5,460	2,950	3,795
Restructuring costs	(10)	961	—
Operating costs and expenses	118,480	99,394	96,124
Operating income before financial items and other income	17,634	18,938	26,854
Equity in net income of non-consolidated investees	(24)	236	322
Interest income and other financial income	1,173	2,439	1,456
Other income/(loss), net	77	631	3,161
Earnings before interest expense and tax (EBIT)	18,860	22,244	31,793
Interest expense and foreign exchange gain/(loss)	517	(3,672)	(3,905)
Income before tax and minority interest	19,377	18,572	27,888
Income tax expense	(12,411)	(12,896)	(15,536)
Minority interest	26	92	(37)
Net income	6,992	5,768	12,315
Earnings per share	27.10	22.30	47.10
Average number of outstanding shares	257,799,411	258,434,202	261,620,982

Hydro After Demerger

Pro Forma Balance Sheets 2002, 2001 and 2000 (Unaudited)

NOK million, except per share information	2002	2001	2000
Assets			
Cash and cash equivalents	5,546	26,288	21,203
Other liquid assets	2,612	2,394	2,434
Accounts receivable, less allowances	19,856	16,710	20,175
Interest bearing receivables, Agri	8,336	8,402	7,878
Other receivables, Agri	404	728	974
Inventories	12,849	10,357	12,511
Prepaid expences and other current assets	12,025	8,313	8,108
Current deferred tax assets	2,184	2,012	1,631
Current assets	63,812	75,294	74,914
Non-consolidated investees	9,410	7,168	4,817
Property, plant and equipment, less accumulated depreciation, depletion and amortization	105,252	87,205	85,671
Prepaid pension, investments and other non-current assets	16,114	12,714	11,811
Deferred tax assets	1,517	946	1,306
Non-current assets	132,293	108,033	103,605
Total assets	196,105	183,327	178,519
Liabilities and shareholders' equity			
Bank loans and other interest bearing short-term debt	6,945	7,835	8,250
Current portion of long-term debt	1,874	1,850	2,129
Payables to Agri	126	135	322
Other current liabilities	34,096	28,004	27,739
Current deferred tax liabilities	262	324	258
Current liabilities	43,303	38,148	38,698
Long-term debt	30,728	37,607	39,851
Accrued pension liabilities	6,855	3,094	1,758
Other long-term liabilities	5,624	5,177	3,823
Deferred tax liabilities	36,554	30,324	30,407
Long-term liabilities	79,761	76,202	75,839
Minority shareholders' interest in consolidated subsidiaries	1,058	966	1,206
Share capital	4,897	4,897	4,897
Additional paid-in capital	13,338	13,320	13,309
Retained earnings	59,582	52,560	45,810
Treasury stock	(3,052)	(3,167)	(2,224)
Accumulated other comprehensive income	(2,782)	401	984
Shareholders' equity	71,983	68,011	62,776
Total liabilities and shareholders' equity	196,105	183,327	178,519
Total number of outstanding shares	257,960,532	257,634,172	259,986,070

Hydro After Demerger

Pro Forma Combined Statements of Cash Flows 2002 and 2001 (Unaudited)

NOK million	2002	2001
Operating activities:		
Net income	6,992	5,768
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	12,729	10,693
Restructuring costs	(10)	961
Equity in net income of non-consolidated investees	24	(236)
Dividends received from non-consolidated investees	208	177
Deferred taxes	(616)	(355)
Loss/(gain) on sale of non-current assets	1,117	(887)
Loss/(gain) on foreign currency transactions	(2,592)	339
Net sales/(purchases) of trading securities	616	(112)
Other	394	740
Working capital changes that provided/(used) cash:		
Receivables	(1,758)	2,869
Inventories	1,448	1,352
Prepaid expenses and other current assets	(1,530)	(618)
Other current liabilities	1,950	1,640
Net cash provided by operating activities	18,971	22,331
Investing activities:		
Purchases of property, plant and equipment	(18,472)	(13,672)
Purchases of other long-term investments	(17,575)	(1,430)
Net sales/(purchases) of short-term investments	(1,133)	15
Proceeds from sales of property, plant and equipment	717	495
Proceeds from sales of other long-term investments	971	466
Net cash used in investing activities	(35,492)	(14,126)
Financing activities:		
Loan proceeds	707	408
Principal repayments	(4,196)	(2,865)
Ordinary shares purchased	—	(1,155)
Ordinary shares issued	70	92
Dividends paid	(2,576)	(2,470)
Contribution from Agri	2,136	2,233
Net cash used in financing activities	(3,859)	(3,757)
Foreign currency effects on cash flows	(421)	(18)
Net increase/(decrease) in cash and cash equivalents	(20,801)	4,430

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBITS

Exhibit 1: The Demerger Plan

Translation from Norwegian

DEMERGER PLAN

---

for

the demerger

of

Norsk Hydro ASA

organisation number 914 778 271

as Transferor

with

AgriHold ASA

organisation number 986 228 608

as Transferee

entered into by the Board of Directors of each of Norsk Hydro ASA and AgriHold ASA on 28 November 2003, for the subsequent approval of the general meetings of the respective companies

This Demerger Plan is today entered into between the Board of Directors of each of

(1) NORSK HYDRO ASA, organisation no. 914 778 271, of Bygdøy allé 2, N-0257 Oslo

and

(2) AGRIHOLD ASA, organisation no. 986 228 608, of Bygdøy allé 2, N-0257 Oslo

on the terms provided below.

1. MAIN FEATURES OF THE DEMERGER

1.1 Main Content of the Demerger

The activities of Norsk Hydro ASA and its subsidiaries (the "Hydro Group") are presently organised in the three business areas of Oil and Energy, Aluminium and Agri. In addition, it has certain other businesses.

Upon the demerger of Norsk Hydro ASA in accordance with the provisions of this Demerger Plan (the "Demerger"), an independent group with AgriHold ASA as parent company (the "Agri Group") shall be established to continue the activities carried on by the Hydro Group in connection with fertiliser products and related chemicals and industrial gases and which today constitute the Agri business area, including research and development, production, marketing and trade related to these products (the "Agri Business"). The companies that shall form part of the Agri Group after the Demerger (the "Agri Companies") together with certain partly-owned companies where the Hydro Group's ownership interest is part of the Agri Business (the "Minority Interest Companies") are listed in Appendix 1.

All of the remaining activities of the Hydro Group shall after the Demerger be continued by Norsk Hydro ASA and those of its subsidiaries that shall not form part of the Agri Group (the "Hydro Companies").

1.2 Technical Implementation

AgriHold ASA was incorporated on 10 November 2003 with a share capital of NOK 108,610,470.40 divided into 63,888,512 shares, each with a par value of NOK 1.70, all of which were subscribed for by Norsk Hydro ASA in return for a total cash injection of NOK 2,048,049,500. The company is incorporated for the sole purpose of consummating the Demerger and shall not have any operational activity prior to the time of corporate implementation of the Demerger by way of registration with the Norwegian Register of Business Enterprises (the "Completion Date"), see item 11 below.

Prior to the Completion Date, the assets, rights and liabilities defined in item 12 as well as shares and partnership interests shall be transferred through intra-group transactions ("Related Transactions") so that on the Completion Date all the shares and interests owned by the Hydro Group in the Agri Companies and the Minority Interest Companies shall be owned by Norsk Hydro ASA directly or indirectly through one or more Agri Companies, whilst all other shares and partnership interests owned by the Hydro Group shall be owned by Norsk Hydro ASA directly or indirectly through one or more other Hydro Companies.

Prior to this Demerger Plan being entered into, the Hydro Companies and the Agri Companies have entered into a number of agreements which regulate the continuation for a transitional period of established commercial connections between the Agri Business and the Hydro Group's remaining business.

Through the Demerger, all assets, rights and liabilities associated with that part of the Agri Business that constitutes part of Norsk Hydro ASA, including all shares and interests owned by Norsk Hydro ASA in Agri Companies and Minority Interest Companies, shall be transferred to AgriHold ASA. This transfer shall take place as a reduction of NOK 448,722,527.60 in Norsk Hydro ASA's share capital, from NOK 5,279,088,560 to NOK 4,830,366,032.40, effected by reducing the par

value of each share from NOK 20 to NOK 18.30, together with a simultaneous increase of NOK 434,441,932.60 in the share capital of AgriHold ASA to NOK 543,052,403, effected by issuing 255,554,078 new shares, each with a par value of 1.70 as consideration to the shareholders in Norsk Hydro ASA (with the exception of Norsk Hydro ASA itself), such that each share in Norsk Hydro ASA shall entitle its holder to one share in AgriHold ASA.

1.3 Method of Allocation of Assets, Rights and Liabilities in connection with the Demerger and Related Transactions

With regard to the allocation of Norsk Hydro ASA's assets, rights and liabilities, the positions that are to be transferred to AgriHold ASA upon the Demerger are specified below. All other assets, rights and liabilities shall remain in Norsk Hydro ASA following the Demerger.

The Demerger shall not directly affect the allocation of assets, rights and liabilities between Norsk Hydro ASA's subsidiary companies. Such positions shall therefore only be adjusted in connection with the Demerger to the extent that such adjustment is directly required by the provisions of the Related Transaction in question, or is indirectly reflected in the allocation of assets, rights and liabilities in the Demerger, see items 2.6-2.8 below.

1.4 Financial Effective Date

The Agri Business will be carried on for the account and risk of the Agri Group from and including 1 October 2003 (the "Effective Date").

This principle is implemented and modified by certain provisions described elsewhere in this Demerger Plan, and by acting in accordance with the following: From and including 1 October 2003, Norsk Hydro ASA shall identify and particularise all rights and liabilities that arise or cease as regards Norsk Hydro ASA and that primarily relate to the Agri Business. All such rights and liabilities that primarily relate to the Agri Business and that exist on the Effective Date or that arise or will arise later and that have not ceased on the Completion Date shall, upon the Demerger, be transferred to AgriHold ASA. The term "rights and liabilities" shall, both in this connection and otherwise in this Demerger Plan, be deemed to include, in relation to Norsk Hydro ASA, not only rights and liabilities towards third parties, but also rights and liabilities between the remaining and demerged part of Norsk Hydro ASA as a consequence of intra-company transactions as if they were separate companies from the Effective Date.

2. ALLOCATION OF ASSETS, RIGHTS AND LIABILITIES UPON THE DEMERGER

2.1 Transfer of Assets and Rights

Upon the Demerger, the following assets and rights shall be transferred from Norsk Hydro ASA to AgriHold ASA:

a. All shares and interests owned by Norsk Hydro ASA in the Agri Companies and the Minority Interest Companies, including

   (i) 100% of the shares in Fertilizer Holdings AS,

   (ii) 100% of the shares in Hydro Agri Norge AS,

   (iii) 100% of the shares in A/S Djupvasskaia,

   (iv) 50% of the interests in Felleslager ANS,

   (v) 100% of the shares in Hydroship AS,

   (vi) 100% of the shares in Hydro Gas and Chemicals AS,

   (vii) 100% of the shares in Hydroship Services AS,

(viii) 99.99% of the shares in Hydro Agri Argentina S.A.,

(ix) 100% of the shares in AgriHold USA, see item 13.12 below,

(x) 100% of the shares in Norsk Hydro Asia Pte. Ltd.,

(xi) 100% of the shares in Norsk Hydro (Far East) Ltd.,

(xii) 100% of the shares in Hydro Agri Colombia Ltda.,

(xiii) 34.02% of the shares in Abonos del Pacifico S.A.,

(xiv) 99.99% of the shares in Hydro Agri Hellas S.A.,

(xv) 100% of the shares in Haugvik Inc.,

(xvi) 34.02% of the shares in KABEC Investment Corp.,

(xvii) 50% of the shares in Hydro Agri Trade Maroc S.A.,

(xviii) 50% of the shares in Hydro Agri Russland AS,

(xix) 50% of the shares in Talconor AS,

(xx) 100% of the shares in Hydro Agri Russia a.s,

(xxi) 100% of the shares in Hydro Agri Rus Ltd.,

(xxii) 70% of the shares in Ceylon Oxygen Ltd.,

(xxiii) 20% of the shares in Nitrex AG,

(xxiv) 35% of the shares in Phosyn plc.,

(xxv) 60% of the shares in Hydro Agri Venezuela C.A.,

(xxvi) 60% of the shares in Norensacados C.A.,

(xxvii) 21.5% of the shares in Baria Serece and

(xxviii) 100% of the shares in Hydro Uruguay S.A.

b. All interest-bearing debts due to Norsk Hydro ASA from the Agri Companies and the Minority Interest Companies, including debts that have arisen as a result of the financing of Related Transactions. See item 13.13 below.

c. All patents, trademarks and other intellectual property rights that primarily relate to the Agri Business, together with all rights to use the "Viking ship" symbol as it is incorporated in the Hydro Group's logo, subject, however, to the exceptions defined in the agreement referred to in item 2.8 below.

d. All office and laboratory equipment at the Research and Development Park in Porsgrunn primarily used by Agri Employees, together with technical and commercial know-how developed at the said Park that primarily relate to the Agri Business.

e. All rights in connection with disputes that primarily relate to the Agri Business.

f. All rights under agreements and employment relationships that are transferred to AgriHold ASA in accordance with items 2.3 and 2.4 below.

g. All rights that according to the principles described in item 1.4 above shall be allocated to AgriHold ASA.

h. All other assets and rights that primarily relate to the Agri Business, whether known or unknown, contingent or actual.

2.2 Transfer of Liabilities

Upon the Demerger, the following liabilities shall be transferred from Norsk Hydro ASA to AgriHold ASA:

a. All liabilities related to the assets and rights that are transferred to Agri in accordance with item 2.1 above.

b. All liabilities in connection with disputes to the extent that they relate to the Agri Business.

c. All interest-bearing debts to Agri Companies.

d. All liabilities under agreements and employment relationships to be transferred to AgriHold ASA or Hydro Agri Norge AS in accordance with items 2.3 and 2.4 below.

e. All pledges and guarantees issued in respect of liabilities of Agri Companies.

f. All responsibility that Norsk Hydro ASA may have for the liabilities, including liabilities under environmental legislation, that Norsk Hydro Produksjon AS was previously deemed to have and which (i) are transferred to Hydro Agri Norge AS under an agreement between them or (ii) shall be transferred to Hydro Agri Norge AS in accordance with the agreement referred to in item 12 below.

g. All liabilities that according to the principles described in item 1.4 above are allocated to AgriHold ASA.

h. All other liabilities that primarily relate to the Agri Business, whether known or unknown, contingent or actual.

2.3 Assignment of Agreements

Upon the Demerger, AgriHold ASA shall acquire from Norsk Hydro ASA all rights and obligations relating to:

a. Employment agreements and other agreements relating to employment relationships that are to be transferred to AgriHold ASA in accordance with item 2.4 below.

b. All other agreements that primarily relate to the Agri Business.

AgriHold ASA shall use all reasonable endeavors to obtain the release of Norsk Hydro ASA from its obligations under such agreements that shall be assigned to AgriHold ASA. In the event that the necessary consent to the assignment of an agreement is not obtained, the parties shall, as far as possible, ensure that the agreements continue in force in the name of Norsk Hydro ASA but for the account and risk of AgriHold ASA. If this is not possible, the parties shall, as far as possible, enter into an agreement between themselves that grants to AgriHold ASA the same rights against and liabilities towards Norsk Hydro ASA as those that Norsk Hydro ASA has against and owes to the contractual party in question.

2.4 Employment and Pensions

2.4.1 Upon the Demerger, those of Norsk Hydro ASA's employees whose work up to the Effective Date has primarily related to the Agri Business (the "Agri Employees") shall be transferred to AgriHold ASA. This applies to approximately 240 employees from the Agri business area, approximately 15 employees at Norsk Hydro ASA's group offices, approximately 15 employees at Hydro Business Partner, approximately 45 employees at the Research and Development Park in Porsgrunn, three employees at Industriforskning AS and six administrative employees at the company residence at Herøya.

2.4.2 As from the Effective Date, AgriHold ASA shall assume responsibility for paying premiums to Norsk Hydro ASA's pension fund on behalf of the Agri Employees and pre-retired

employees whose work, in the latter period of their active employment, primarily related to the Agri Business (the "Agri Pensioners"). The term "pre-retired employees" refers in this connection to pensioners who have not attained 67 years of age at the Effective Date. Norsk Hydro ASA's company pension fund shall be divided in accordance with the provisions of section 14-1 of the Company Pension Act. When effectuating the division, the transfer of funds to AgriHold ASA's part of the company pension fund shall be limited in accordance with the provisions of section 14-2 (1) second sentence of the said Act.

2.4.3 As from the Effective Date, Agri shall assume responsibility for rights accrued by the Agri Employees in Norsk Hydro ASA's unsecured pension scheme, which scheme shall be continued for the benefit of the Agri Employees, and for endowment pensions that have been notified to the Agri Pensioners. At the same time, Agri shall assume responsibility for the payment of pensions and endowment pensions to the Agri Pensioners.

2.5 AgriHold ASA's Loan

For the purposes of this Demerger Plan, AgriHold ASA shall be deemed to have received a loan from Norsk Hydro ASA in the form of a multicurrency facility with a draw-down as per the Effective Date of NOK 11,472,049,500. The loan shall carry interest at a rate equivalent to the interbank interest rate for the individual currencies + 0.75%. Interest shall be calculated and paid in arrears on the last business day of each calendar month. The term "interbank interest rate" shall be deemed to refer to the rate quoted by Reuters at approximately 12 noon on the first business day of each relevant calendar month for loans of one month's duration in the relevant currency beween first class banks. The amount, including unpaid interest, that is drawn on the loan on the Completion Date shall automatically be repaid by set-off of all debts that Norsk Hydro ASA might owe to AgriHold ASA (whether or not all the ordinary terms for set-off are satisfied), whilst the remainder of the amount shall in its entirety be settled in cash unless Norsk Hydro ASA shall consent to the extension of the loan whether in part or in whole beyond the Completion Date and on terms to be agreed between the parties, cf. item 10 b.

2.6 Adjustments for the effects of the intra-group transactions

In order to avoid any intra-group transactions that are to be carried out prior to the Completion Date affecting the allocation of net values between the parties to the Demerger, adjustments in the allocation of assets, rights and obligations under the Demerger shall take place in accordance with the following:

Any distribution (by way of dividend, group contribution or otherwise) made by an Agri Company to a Hydro Company in the period between the Effective Date and the Completion Date shall simultaneously give rise to a liability for Norsk Hydro ASA to pay to AgriHold ASA on the Completion Date a corresponding amount, converted to NOK in accordance with the foreign exchange rate applicable on the day when the relevant distribution was made, together with interest calculated in accordance with the terms of item 2.5 above. These principles shall apply correspondingly to distributions from Hydro Companies to Agri Companies.

Where the purchaser in a Related Transaction is a Hydro Company other than Norsk Hydro ASA, then AgriHold ASA shall pay to Norsk Hydro ASA on the Completion Date an amount equivalent to the purchase price converted to NOK in accordance with the foreign exchange rate applicable on the day when payment is made together with interest calculated in accordance with the terms of item 2.5 above.

If during the period between the Effective Date and the Completion Date, an Agri Company has any loan from any Hydro Company other than Norsk Hydro ASA on interest terms other

than those that apply to AgriHold ASA's loan in accordance with item 2.5 above, then the difference between the interest actually paid and the interest that would have been payable had the interest terms in item 2.5 applied, shall be calculated monthly in arrears. The total amount of such differences (together with interest calculated in accordance with the principles in item 2.5 from the end of the month during which the difference applies and until the Completion Date) shall be settled on the Completion Date between Norsk Hydro ASA and AgriHold ASA, so that Norsk Hydro ASA shall pay to AgriHold ASA an amount equivalent to the sum of such differences in so far as the sum is positive and AgriHold ASA shall pay to Norsk Hydro ASA an amount equivalent to the sum of such differences in so far as the sum is negative.

If during the period between the Effective Date and the Completion Date an Agri Company has any loan from any Hydro Company other than Norsk Hydro ASA on fixed interest terms, then such loan shall before the Completion Date be converted to a loan with floating interest on the terms set out in item 2.5 above. The difference between the present value of each such loan, discounted with market rate interest for equivalent loans, and the face value of the loan shall be calculated at the date of conversion and shall be settled between the relevant Agri Company and the relevant Hydro Company. The total amount of such differences (together with interest calculated in accordance with the principles in item 2.5 from the date of conversion until the Completion Date) shall be adjusted for on the Completion Date between Norsk Hydro ASA and AgriHold ASA, so that Norsk Hydro ASA shall pay to AgriHold ASA an amount equivalent to the sum of such differences in so far as the sum is positive and AgriHold ASA shall pay to Norsk Hydro ASA an amount equivalent to the sum of such differences in so far as the sum is negative.

The principles set out in the two preceding paragraphs shall apply, mutatis mutandis, if any Hydro Company during the period between the Effective Date and the Completion Date has any loan from any Agri Company other than AgriHold ASA on interest terms other than those that apply to AgriHold ASA's loan in accordance with item 2.5 above.

2.7 Adjustments for tax liabilities

The allocation of net values between the parties under the Demerger is based, inter alia, on the general principle of financial effective date described in item 1.4 above. In accordance with this principle, Norsk Hydro ASA shall directly or indirectly be liable for all of the current tax liabilities of the Agri Group (treated for this purpose as though it had always existed in the form it appears after the consummation of the Demerger and the Related Transactions) up until the Effective Date, and the Agri Companies shall be responsible for all of the Agri Group's estimated current tax liabilities (corrected for the effects of consolidation with Hydro Companies) from the Effective Date. This principle shall be implemented and modified by the adjustment mechanisms described below.

With regard to the settlement of estimated tax payable for the Agri Group in 2003, Norsk Hydro ASA shall pay to AgriHold ASA on the Completion Date an amount equivalent to the positive difference (or AgriHold ASA shall pay to Norsk Hydro ASA an amount equivalent to the negative difference) between the estimated tax payable for the Agri Group for the whole of 2003 based upon the tax reports (i.e. the Hydro Group's internal tax reports) for 2003 (which reports take account of the tax consolidation with the Hydro Companies) and the estimated tax payable for the Agri Group for the final quarter of 2003 as if the Agri Companies in the individual countries had been taxed as a separate tax group (i.e. corrected for the effect of tax consolidation with Hydro Companies).

For the purposes of the provisions of the foregoing paragraph, estimated tax payable for the Agri Group for the final quarter of 2003 shall be computed by multiplying the tax payable for the whole of 2003 (corrected for the tax effect of consolidation with Hydro Companies)

by a fraction where the numerator shall be the consolidated Carve-out result before tax in accordance with U.S. GAAP for the Agri Group for the fourth quarter of 2003, and the denominator shall be the consolidated Carve-out result before tax in accordance with U.S. GAAP for the Agri Group for the whole of 2003. All estimated tax amounts that are included in the computations done in accordance with the provisions of the foregoing paragraph shall be converted to NOK in accordance with the foreign exchange rate applicable on the Completion Date irrespective of whether or when the relevant tax payment has been made.

If an Agri Company in any country has a tax loss which it is assumed shall in whole or in part be consolidated for tax purposes with Hydro Companies, then Norsk Hydro shall pay to AgriHold ASA on the Completion Date an amount equivalent to 3/12 of the reduced tax related to the loss which is assumed to be consolidated.

If the balance sheet of any Agri Company includes tax payable for 2002 or earlier that has not been paid at the Effective Date, then Norsk Hydro ASA shall pay to AgriHold ASA on the Completion Date an amount equivalent to the tax payable included in the balance sheet.

If an Agri Company that has been consolidated for tax purposes with one or more Hydro Companies in or prior to 2003 is obliged as a result of the Demerger or Related Transactions to pay compensation to a Hydro Company, then Norsk Hydro ASA shall, on the Completion Date, pay to AgriHold ASA a corresponding amount (after deduction of such amount of nominal tax as the payment may give rise to, irrespective of when the tax is in fact paid) converted to NOK in accordance with the foreign exchange rate applicable on the Completion Date. If a subsequent adjustment of the tax assessment of the relevant Agri Company for previous years results in an adjustment of the payment to the relevant Hydro Company, the amount paid by Norsk Hydro ASA to AgriHold ASA on the Completion Date shall be adjusted correspondingly. The principles set out above shall apply, mutatis mutandis, in the event that a Hydro Company is required to pay compensation as described above to an Agri Company.

In the event that divergence from the tax return of an Agri Company for 2003 or an adjustment of the tax assessment of an Agri Company for previous years results in an increased (or reduced) tax payment for a Hydro Company, then AgriHold ASA shall, after the tax has been paid, pay to Norsk Hydro ASA (or vice-versa) upon demand a corresponding amount converted to NOK in accordance with the foreign exchange rate applicable on the date upon which the tax payment was made. The same principles shall apply in the event that divergence from the tax return of a Hydro Company for 2003 or an adjustment of the tax assessment of a Hydro Company for previous years results in an increased or reduced tax payment for an Agri Company.

In the event that changes in the Agri Companies' business or corporate structure after the Completion Date results in a tax liability for one or more Hydro Companies due to the breach of the conditions for tax consolidation for previous years or for tax exemptions in connection with earlier transactions, and Agri has been informed of this prior to the Completion Date, then Agri, after such tax payment has been made, shall pay to Norsk Hydro ASA upon demand a corresponding amount calculated in NOK in accordance with the foreign exchange rate applicable on the date the tax payment was made. The same principles shall apply, mutatis mutandis, in the event that changes in the business or structure of the Hydro Companies should result in a tax liability for one or more Agri Companies.

In the event that an Agri Company, as a consequence of the Demerger, the Related Transactions or prior transfer of assets, rights and liabilities from Norsk Hydro Produksjon a.s. to Hydro Agri Norge AS, is liable to pay tax on account of activities in 2004 or duty on account of activities in 2003 or 2004, then Norsk Hydro ASA shall, on the Completion Date or on such later date that the amount is paid and a claim for reimbursement is made to Norsk Hydro ASA, pay an equivalent amount (after deduction of the nominal value of such tax

deduction that the payment may give rise to irrespective of when the deduction in fact becomes effective) converted to NOK in accordance with the foreign exchange rate applicable on the Completion Date or such later date when the claim for reimbursement is made. This shall not apply to any increase in tax in 2004 or later as the result of disallowed tax loss carry forwards or the lapse of other tax positions related to 2003 or previous years.

The principles set out above shall apply only insofar as the disparities that they are intended to neutralise have not been compensated in any other way by other payments between the Hydro Companies and Agri Companies.

No claim for adjustment in accordance with this item 2.7 may be made after 31 December 2009 irrespective of whether the circumstances that otherwise could have given rise to such claim are then known or not.

2.8 Transitional issues related to the use of Norsk Hydro ASA's name and logo

Norsk Hydro ASA and AgriHold ASA have entered into an agreement containing transitional provisions for the termination of the Agri Companies' use of the "Hydro" name and for the Hydro Companies' termination of the use of the "Viking ship" as it is incorporated in the Hydro Group's logo, cf. item 2.1 c. The agreement also regulates certain other issues related to the use of trademarks and other company hallmarks that contain the name "Hydro" or the Viking ship symbol as it is incorporated in the Hydro Group's logo. In addition to the said transitional provisions, the said agreement contains provisions on the right for Norsk Hydro ASA to continue to use the "Viking ship" as it is incorporated in the Hydro Group's logo, and on the right for the Agri Companies to continue to use the name "Hydro" in certain defined situations where such use is of considerable commercial value for the company that is granted such right and does not significantly harm or inconvenience the other company.

2.9 Compensation for Guarantees

To the extent that the Hydro Companies continue after the Completion Date to be liable for contingent or actual liabilities owed by the Agri Companies to third parties (including partly-owned Agri Companies and Minority Interest Companies), see item 2.3 above, the relevant Agri Companies shall pay to the relevant Hydro Companies a guarantee fee calculated on the basis of the guaranteed sum at a rate which for the period up until the expiry of the third quarter of 2004 shall be 0.30% p.a. and thereafter shall increase every six months by 0.05 percentage points p.a. up to a maximum of 0.60%, such guarantee fee to be paid every six months in arrears. The relevant Agri Company shall in addition compensate Norsk Hydro ASA on a running basis for any bank charges associated with maintaining the said guarantees.

3. DEMERGER CONSIDERATION

3.1 Demerger Consideration to the Shareholders of Norsk Hydro ASA

As compensation for the transfer of assets, rights and liabilities to AgriHold ASA in connection with the reduction of the share capital in Norsk Hydro ASA through reduction of the par value of each share by NOK 1.70 from NOK 20 to NOK 18.30, the shareholders of Norsk Hydro ASA shall receive one share in AgriHold ASA with a par value of NOK 1.70 for each share in Norsk Hydro ASA.

A draft resolution for the increase of the share capital in AgriHold ASA in connection with the issue of consideration shares is set out in item 5 below.

3.2 Treasury Shares

Norsk Hydro ASA shall not receive shares in AgriHold ASA as consideration upon the Demerger.

4. REDUCTIONS OF SHARE CAPITAL IN NORSK HYDRO ASA

4.1 Changes in the Share Capital before the Completion Date

As of 28 November 2003, Norsk Hydro ASA holds 9,884,650 treasury shares. Subject to the exceptions set out below, Norsk Hydro ASA shall not issue, redeem or cancel shares, nor acquire or dispose of treasury shares prior to the Completion Date.

This Demerger Plan shall be presented for approval at the extraordinary general meeting of Norsk Hydro ASA which is scheduled for 15 January 2004. At the said general meeting, a proposal shall be made to reduce the share capital prior to the Completion Date by NOK 52,844,440 through the cancellation of 1,484,300 treasury shares and the redemption of 1,157,922 shares owned by the Ministry of Trade and Industry on behalf of the Norwegian State, so that the share capital immediately prior to the Completion Date shall be NOK 5,279,088,560, divided into 263,954,428 shares, each with a par value of NOK 20.

4.2 Proposal for the Reduction of Share Capital in Norsk Hydro ASA as part of the Demerger

This Demerger Plan shall be presented for approval at the aforementioned extraordinary general meeting of Norsk Hydro ASA which is scheduled for 15 January 2004.

As part of the approval of the Demerger Plan, the general meeting of Norsk Hydro ASA shall pass the following resolution on the reduction of share capital:

> The share capital in Norsk Hydro ASA shall be reduced by NOK 448,722,527.60 from NOK 5,279,088,560 to NOK 4,830,366,032.40 through reduction of the par value of each share from NOK 20 to NOK 18.30. In executing the reduction, assets, rights and liabilities shall be transferred to AgriHold ASA in connection with the demerger. That portion of the distributions that exceeds the reduction in share capital shall for accounting purposes be charged to retained earnings up to an amount not exceeding NOK 5,000,000,000, and any excess shall be charged to premium paid-in capital.

With effect from the registration of completion of the Demerger with the Norwegian Register of Business Enterprises, Article 4 of the Articles of Association shall read as follows:

> The share capital is NOK 4,830,366,032.40 divided into 263,954,428 shares, each with a par value of NOK 18.30. The shares shall be registered in the Norwegian Registry of Securities. The Board of Directors may refuse the transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.

5. INCREASE IN THE SHARE CAPITAL AND AMENDMENT TO THE ARTICLES OF ASSOCIATION OF AGRIHOLD ASA

This Demerger Plan shall be presented for approval at the extraordinary general meeting of AgriHold ASA which is scheduled for 15 January 2004.

As part of the approval of the Demerger Plan, the general meeting of AgriHold ASA shall pass the following resolution on the increase of share capital:

> The share capital shall be increased by NOK 434,441,932.60 from NOK 108,610,470.40 to NOK 543,052,403 through the issue of 255,554,078 shares, each with a par value of NOK 1.70 in connection with the demerger.
>
> Subscription of shares shall take place by way of approval of the demerger plan by the general meeting of Norsk Hydro ASA.

Payment for the shares shall take place by the transfer of assets, rights and liabilities from Norsk Hydro ASA in accordance with the demerger plan when completion of the demerger is registered with the Norwegian Register of Business Enterprises. That portion of the capital contribution that exceeds the share capital increase shall for accounting purposes be accounted for as retained earnings for an amount up to NOK 5,000,000,000 and as premium paid-in capital for any excess amount.

The shareholder of AgriHold ASA waives its pre-emptive right to subscribe for new shares, as the shares are issued to the shareholders of Norsk Hydro ASA as consideration for the demerger. No shares shall be issued to Norsk Hydro ASA for its treasury shares. The new shares shall entitle the holders to dividends from and including the financial year 2004 and to a proportionate share of all other distributions from the company that are resolved after the approval of the capital increase.

The new shares shall be registered in the share register of AgriHold ASA as soon as possible after the Completion Date and shall thereafter entitle the holder to full shareholder rights in AgriHold ASA.

With effect from the registration of the demerger with the Norwegian Register of Business Enterprises, Article 4 of the Articles of Association shall read as follows:

The share capital shall be NOK 543,052,403 divided into 319,442,590 shares, each with a par value of NOK 1.70. The shares shall be registered with the Norwegian Registry of Securities.

6. FOUNDER AND SUBSCRIPTION CERTIFICATES

Article 4 A of Norsk Hydro ASA's Articles of Association provides:

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a) 0.83% of the increase for holders of the 83 unredeemed founder certificates, and

b) 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company. The certificates may be negotiated independently of the shares.

After the Completion Date, the rights of the owners of the founder and subscription certificates shall apply correspondingly in relation to AgriHold ASA. In connection with the adoption of this Demerger Plan, the general meeting of AgriHold ASA shall therefore pass the following resolution amending the Articles of Association of the company:

The following Article 5 shall be added to the Articles of Association of the company with effect from the Completion Date:

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a) 0.83% of the increase for holders of the 83 unredeemed founder certificates issued by Norsk Hydro-Elektrisk Kvaelstofaktieselskab, and

b) 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates issued by Norsk Hydro-Elektrisk Kvaelstofaktieselskab.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company.

At the same time, the numbering of the Articles in the Articles of Association of AgriHold ASA shall be amended so that Articles 5 ff. shall become Articles 6 ff.

7. MANAGEMENT AND CONTROLLING BODIES IN AGRIHOLD ASA

7.1 Board of Directors

At the date of adoption of this Demerger Plan, the Board of Directors of AgriHold ASA will constitute the same persons as the Board of Directors of Norsk Hydro ASA. This Board shall remain in office until the Completion Date.

It is intended that the nomination committee of Norsk Hydro ASA will present proposals for new members of the nomination committee and new shareholder representatives on the Board of Directors of AgriHold ASA prior to the extraordinary general meeting of Norsk Hydro ASA which is scheduled for 15 January 2004 for, inter alia, the approval of this Demerger Plan. It will be proposed that the extraordinary general meeting of Norsk Hydro ASA shall instruct the Board of Directors of Norsk Hydro ASA to ensure that the persons nominated by the general meeting are elected with effect from the Completion Date as members of the nomination committee and Board of AgriHold ASA respectively.

7.2 Managing director

The Managing Director of AgriHold ASA is Eivind Reiten. Mr. Reiten will resign on the Completion Date and Thorleif Enger will from the same date take over as Managing Director of AgriHold ASA.

8. ACCOUNTING MATTERS

The Demerger shall be carried out with continuity for accounting purposes. This implies, inter alia, that the book values of assets, rights and liabilities registered in Norsk Hydro ASA shall be carried over to AgriHold ASA's separate and consolidated accounts, and that the reduction of retained earnings and any reduction in the premium paid-in capital of Norsk Hydro ASA shall correspond to an equivalent increase in retained earnings and premium paid-in capital where appropriate of AgriHold ASA, see items 4.2 and 5.

The Demerger shall take effect for accounting purposes from the Completion Date.

A draft Opening Balance Sheet for AgriHold ASA following the consummation of the Demerger is attached as Appendix 12.

9. TAXATION MATTERS

The Demerger shall take effect for tax purposes from 1 January 2004.

The Demerger shall be carried out with continuity for taxation purposes. In accordance with the terms of section 11-8 (1) of the Norwegian Taxation Act, the tax positions nominal and paid-in share capital are allocated in the same ratio as Norsk Hydro ASA's net values, i.e. 91.5% to Norsk Hydro ASA and 8.5% to the assets, rights and liabilities that are transferred to AgriHold ASA upon the Demerger.

Continuity for taxation purposes implies, inter alia, that the tax positions related to assets, rights and liabilities that are transferred from Norsk Hydro ASA to AgriHold ASA upon the Demerger shall be transferred unamended to AgriHold ASA, c.f., inter alia, sections 11-7 (1) and 11-8 (3) and (4) of the Taxation Act, and that the Demerger will not have any immediate tax consequences for the shareholders of Norsk Hydro ASA in Norway and, at the same time, that the tax base in Norsk Hydro ASA shares for tax purposes will remain unchanged, with an apportionment to Norsk Hydro ASA shares and AgriHold ASA shares in the same ratio as the par value of the shares is apportioned under the Demerger, see item 1.2, 4 and 5 above and section 11-7 (2) of the Taxation Act.

10. CONDITIONS TO THE CONSUMMATION OF THE DEMERGER

Consummation of the Demerger is subject to the following conditions:

a. All the intra-group transactions described in items 12 and 13 below shall have been completed, unless the Board of Directors of each of Norsk Hydro ASA and AgriHold ASA conclude that the non-completion of the transaction in question will not have a material adverse effect on any of the parties, after having taken into consideration any compensatory arrangements that may be agreed between the parties in this regard,

b. Satisfactory documentation shall have been produced to show that AgriHold ASA will satisfy its indebtedness described in item 2.5 above on the Completion Date, unless the Board of Directors of Norsk Hydro ASA consents, subject to more detailed agreement, to the extension of the loan either in whole or in part,

c. All consents required for the assignment of agreements from Norsk Hydro AS to AgriHold ASA under the Demerger shall have been obtained, and all rights of termination of agreements to which an Agri Company or a Minority Interest Company is a party shall have been waived or the deadline for exercising any such rights shall have expired without such rights having been exercised. This shall, however, not apply if, in the opinion of the Board of Directors of each of Norsk Hydro AS and AgriHold ASA, neither the potential failure to obtain consents nor the potential terminations of such agreements would individually or in the aggregate have a material adverse effect on the Agri Companies,

d. The Oslo Stock Exchange shall have given notice that AgriHold ASA will be accepted for listing immediately after the Demerger has been registered with the Norwegian Register of Business Enterprises.

e. 1,157,922 shares in Norsk Hydro ASA held by the Ministry of Trade and Industry on behalf of the Norwegian State shall have been redeemed and 1,484,300 treasury shares shall have been cancelled, and

f. The deadline for objections from creditors pursuant to section 14-7 c.f. section 13-15 of the Public Limited Companies Act shall have expired for both parties and the position regarding any creditors who have raised objections shall have been settled, or the District Court (*"tingretten"*) shall have decided that the Demerger may nevertheless be consummated and registered with the Norwegian Register of Business Enterprises.

11. CONSUMMATION OF THE DEMERGER

The Demerger shall be consummated when notice from AgriHold ASA that the Demerger shall enter into force is registered with the Norwegian Register of Business Enterprises.

Such registration with the Norwegian Register of Business Enterprises shall take place as soon as possible after the conditions laid down in item 10 above have been satisfied, but in any event no earlier than 24 March 2004. In the event that such registration has not taken place by 30 June 2004, the Demerger shall lapse.

12. TRANSFERS FROM NORSK HYDRO PRODUKSJON A.S TO HYDRO AGRI NORGE AS PRIOR TO THE COMPLETION DATE

Prior to the Completion Date, Norsk Hydro Produksjon a.s ("NHP") and Hydro Agri Norge AS ("HAN") shall enter into and complete an agreement for the transfer of assets, rights and liabilities related to the Agri Business without guarantees of any kind, against cash payment of a purchase price

that reflects the market value. The sale and purchase agreement shall, subject to necessary definitions and any appropriate amendments of minor relevance, be based on the following principles:

The assets to be transferred shall include all land, including quay structures, connected to the industrial park in Glomfjord, the vessel "Hydrogutten", the company residences ("adminier") including land at Glomfjord and in Porsgrunn, "Casino in Porsgrunn, the "precious metals pool" administered from Porsgrunn, the "ammoniac-synthesis catalyser plant" at Rjukan, and NHP's 20%-share interest in Meløy Bedriftsservice AS.

In addition, all liabilities pursuant to environmental legislation shall be transferred in so far as they relate to circumstances pertaining prior to the Completion Date and

(i) directly or indirectly relate to industrial areas where Norsk Hydro ASA has previously carried out only Agri Business, including Glomfjord, Kjørholt and Menstad, or

(ii) directly or indirectly relate to industrial areas where Norsk Hydro ASA has carried out both Agri Business and other business, including Herøya and Rjukan, but only to the extent that such liabilities must be deemed to result from Agri Business.

Agreements relating to the transferred business shall be assigned contemporaneously.

The purchase price to be paid by Hydro Agri Norge AS in connection with the transactions described above shall be financed in accordance with the provisions of item 13.13 below.

13. TRANSFER OF SHARES IN SUBSIDIARIES PRIOR TO THE COMPLETION DATE

The activities of Norsk Hydro ASA are divided into geographically based sub-groups. These sub-groups consist of both Agri Business and other business. Prior to the Completion Date, Norsk Hydro ASA shall ensure that the necessary transfer of shares and partnership interests are effected through intra-group transactions to ensure that all shares and partnership interests in the Agri Companies and the Minority Interest Companies that are owned by the Hydro Group immediately prior to the Completion Date will be owned by Norsk Hydro ASA directly or indirectly through one or more Agri Companies, and that at such time all other shares and partnership interest owned by the Hydro Group will be owned by Norsk Hydro ASA directly or only through one or more other Hydro Companies.

The most important intra-group transfers of shares and partnership interests that shall be consummated prior to the Completion Date are listed below.

13.1 The Netherlands

Norsk Hydro Holland B.V. shall inject into Hydro Agri Nederland B.V. as a contribution in kind all shares and interests owned by the company in Agri Companies (with the exception of Hydro Agri Nederland B.V.) and Minority Interest Companies. Norsk Hydro Holland B.V. shall thereafter transfer all its shares in Hydro Agri Nederland B.V. to Fertilizer Holdings AS ("FH").

13.2 France

Norsk Hydro France S.A. shall merge with Hydro Agri Specialités France S.A. Norsk Hydro France S.A. shall transfer to FH its 99.99% interest in Hydro Agri France S.A. Norsk Hydro France S.A. shall thereafter transfer its 99.99% interest in Hydro Agri Ambès S.A. to Hydro Agri France S.A.

13.3 Spain

FH shall incorporate a new holding company in Spain. Norsk Hydro España S.A. shall thereafter transfer to the newly incorporated holding company all its shares in Hydro Agri España S.A.

13.4 England

Norsk Hydro UK Ltd. shall transfer to FH all its shares in Hydro Agri (UK) Ltd.

Norsk Hydro UK Ltd. shall thereafter transfer to Hydro Agri (UK) Ltd. all its shares in

(i) Hydro Estates Ltd.

(ii) Hydro Gas & Chemicals Ltd.

(iii) Hydro Schafer Ltd.

(iv) Hydro Overseas Ltd.

13.5 Sweden

FH shall incorporate a new holding company in Sweden. Norsk Hydro Sverige AB shall thereafter transfer to the newly incorporated holding company all its shares in Hydro Chemicals AB and Hydro Agri AB.

13.6 Denmark

FH shall incorporate a new holding company in Denmark. Norsk Hydro Danmark AS shall thereafter transfer to the newly incorporated holding company all its shares in Hydro Gas & Chemicals A/S and Hydro Agri Danmark AS, together with its 29% interest in Ammonia AS.

13.7 Asia

Hydro Asia Pacific Ltd. shall transfer to Norsk Hydro Asia Pte. Ltd all its ownership interests in Hydro Agri NZ Ltd and Hydrogas (Thailand) Co. Ltd. After the sale of the shares in these companies, Hydro Asia Pacific Ltd. will neither directly nor indirectly be engaged in Agri Business, and the company will be sold to Hydro Aluminium Holdings Ltd. All of the shares in Hydro Asia Pte. Ltd. shall be transferred from Norsk Hydro ASA to AgriHold ASA as part of the Demerger.

Norsk Hydro ASA shall transfer to FH its 10% interest in Qatar Fertiliser Company S.A.Q.

13.8 Canada

Norsk Hydro Canada Inc. shall transfer to Nutrite Inc. its 99% interest in Hydro Agri Canada L.L.P.

13.9 Brazil

NHP shall transfer to FH its 95.9% interest in Adubos Trevo S.A.

13.10 Trinidad and Tobago

NHP shall transfer to FH all its shares in Agri Caribbean Ltd.

13.11 Belgium

Norsk Hydro Holland B.V. shall inject into Hydro Agri Nederland B.V., as contribution in kind, 100% of the shares in Hydro Belgium S.A. Hydro Belgium S.A. shall purchase NHP's 59% interest in Hydro S.A. Hydro S.A. shall thereafter be split into two companies ("A" and "B") by way of a demerger ("scission"), which two companies shall acquire 59% and 41% respectively of the net assets of the company. A shall acquire, *inter alia*, all of the debts owed to the company by the Hydro Companies, whilst B shall acquire, *inter alia*, all of the debts owed to the company by the Agri Companies. A shall thereafter be transferred to a Hydro Company for an amount equivalent to that paid by Hydro Belgium S.A. for NHP's 59% interest.

13.12 USA

The Hydro Group's activities in the USA are organised under the main group Norsk Hydro Americas, Inc. ("NHAI"). The Agri Business and other businesses in the NHAI concern shall be divided by way of a split-up, which shall be consummated by NHAI transferring to a newly incorporated holding company ("AgriHold USA"), by way of contribution in kind, all of its shares and interests in the Agri Companies, and simultaneously transferring to a newly incorporated holding company for the remaining business, by way of contribution in kind, all assets, rights and liabilities of the remaining business. NHAI shall be liquidated, and the shareholdings in the two newly incorporated American holding companies shall be distributed as liquidation interest to Norsk Hydro ASA. The shares in AgriHold USA shall be transferred to AgriHold ASA as part of the Demerger.

13.13 Financing of the Purchase Price upon the Transfer of Shares and Partnership Interests

The purchase prices payable by the various Agri Companies for the shareholdings and partnership interests that are acquired in accordance with the provisions of items 13.1-13.11 above, shall be financed through loans from Norsk Hydro ASA to the purchasing company. The loans shall be paid out at the same time as the relevant purchase prices are paid and shall be converted from the relevant currencies to NOK in accordance with the foreign exchange rate applicable on the date of payment, and the corresponding debts shall be transferred from Norsk Hydro ASA to AgriHold ASA upon the Demerger, see item 2.1 b above. The loans shall carry interest in accordance with the principles set forth in item 2.5 above. In this way, the relevant transactions will not affect the allocation of net interest-bearing debt between Norsk Hydro ASA and AgriHold ASA on a consolidated basis.

14. MISCELLANEOUS

14.1 Settlement of accounts between the Hydro Companies and the Agri Companies

All outstanding interest-bearing balances between the Agri Companies and the Hydro Companies other than Norsk Hydro ASA shall be settled on the Completion Date. All other outstanding accounts between the Agri Companies and the Hydro Companies other than Norsk Hydro ASA that exist at the Completion Date shall be settled within three months after the Completion Date.

14.2 No Distribution from AgriHold ASA

Prior to the Completion Date, no distribution (in the form of dividend, group contribution or otherwise) shall be made from AgriHold ASA.

14.3 Transfer of Employees at Subsidiary Level

The Parties shall as far as possible procure that employees at subsidiary level are transferred between the relevant Hydro Companies and Agri Companies to the extent that employees in Hydro Companies whose work up to the Effective Date has primarily related to the Agri Business would otherwise have been employed in a Hydro Company or vice-versa.

14.4 Possible Agreements where the Formal Party is not the True Party

Any agreements to which the Hydro Companies are party and which primarily relate to the Agri Business shall be assigned to AgriHold ASA or a company designated by AgriHold ASA. The same principle shall apply, mutatis mutandis, to agreements to which the Agri Companies are party and which do not primarily relate to the Agri Business. In the event that any such agreement shall have a positive or negative commercial value, compensation shall be payable between the assignor and the assignee. If the paying company is an Agri Company, the amount of compensation shall be financed by way of a loan from Norsk Hydro ASA, and the corresponding debt shall be transferred from Norsk Hydro ASA to AgriHold ASA upon the Demerger, see the corresponding provisions on Related Transactions in item 13.13 above. The provisions of item 2.6, third paragraph shall apply correspondingly in the event that the paying company is a Hydro Company.

14.5 Special Rights and Benefits

Kjelstrup & Wiggen AS shall receive remuneration for its services as experts in connection with the Demerger in accordance with ordinary principles for the remuneration for such work. Otherwise, no directors, managing directors or experts shall be entitled to special rights or benefits in connection with the Demerger.

14.6 Expenses in connection with the Demerger

External expenses that refer directly to work with the planning and implementation of the Demerger or the Related Transactions, including fees and disbursements payable to advisors but excluding expenses related to establishing a new corporate profile for the Agri Companies or other expenses incurred in connection with the continued operation of the Agri Companies, shall be paid by Norsk Hydro ASA or the Hydro Company that is party to the relevant Related Transaction.

14.7 Transfer of Contractual Obligations

The Parties shall use all reasonable endeavours to procure that contractual obligations are brought in conformity with the allocation of liabilities between the Hydro Companies and the Agri Companies consequent upon this Demerger Plan and the agreed terms of Related Transactions, see item 2.3 above in relation to the assignment of agreements from Norsk Hydro ASA to AgriHold ASA. To the extent that this results in extra costs, such costs shall, notwithstanding the terms of item 14.6 above, be borne by the company that is the beneficial party to the relevant agreement.

14.8 Allocation of Corporate Costs between the Effective Date and the Completion Date

The costs related to Norsk Hydro ASA's corporate centre in the period between the Effective Date and 31 December 2003 shall be apportioned between Norsk Hydro ASA and AgriHold ASA in accordance with established principles within the Hydro Group. The final allocation shall take place in 2004 based on the final figures for the actual costs incurred in 2003. Corporate costs that in accordance with established principles within the Hydro Group cannot be allocated to separate business areas shall for the same period be borne by Norsk Hydro ASA alone. From and including 1 January 2004, AgriHold ASA shall not be included in Norsk Hydro ASA's system for the allocation of corporate costs.

14.9 Interest on overdue payments

If any payment that in accordance with the provisions of this Demerger Plan is due on the Completion Date is made at a later date on account of the fact that more time is needed to quantify the actual amount payable, then interest calculated in accordance with the principles in item 2.5 above shall be payable from the Completion Date until payment is made. In the event of any further delay or any other delay of payment due under the provisions of this Demerger Plan, then interest calculated in accordance with the principles in item 2.5 above shall be payable from the due date until payment is made, provided however that the interest rate applicable shall be three percentage points higher than the interest rate otherwise applicable under item 2.5.

14.10 Dealing with Claims to be covered by others

In the event that a Hydro Company receives notice of a potential claim that, under the provisions of this Demerger Plan (pursuant directly or indirectly to the provisions of item 2.6) or under the terms of agreements that regulate Related Transactions, shall be covered by an Agri Company or vice-versa, the company that receives such notice of claim shall without undue delay give written notice to the company which it considers to be responsible for the claim. If the company that receives such notice acknowledges liability for the potential claim in writing, the said company shall henceforward be entitled to deal with all issues connected to the claim in relation to the claimant.

14.11 Transfer of Rights and Obligations to Subsidiaries

The rights and obligations that each party has under this Demerger Plan may be transferred without limitation to one or more of its subsidiaries.

14.12 Liability for the Obligations of Subsidiaries

Each Party shall be jointly and severally liable for the obligations of its subsidiaries under this Demerger Plan, any agreements related to the Related Transactions and any agreement which is transferred to a subsidiary in accordance with the provisions of item 14.11 above.

14.13 Files

Norsk Hydro ASA and AgriHold ASA shall without limitation in time grant to each other access to copy all accounting records and other files provided that the party that does not have such files in its possession reasonably requests the taking of copies for the purpose of its accounts, legal obligations or administration of business.

14.14 Amendments to the Demerger Plan

The Board of Directors of each of Norsk Hydro ASA and AgriHold ASA may on behalf of the respective general meetings make minor amendments to this Demerger Plan to the extent that such amendments are necessary or appropriate and such amendments will not be to the detriment of the shareholders.

14.15 Disputes

Any disputes between Norsk Hydro ASA and AgriHold ASA in connection with this Demerger Plan shall be settled by arbitration in Oslo. If the parties fail to agree on the constitution of the arbitration tribunal within one month after the parties have submitted a request in writing for the arbitration of a particular dispute, each of the Parties shall be entitled to request the senior judge of the Borgarting Court of Appeal to appoint all of the members of the arbitration tribunal, provided, however, that the Parties shall be entitled to express their opinions in advance on the persons who are being considered for nomination.

This Demerger Plan has been executed in two identical copies, of which Norsk Hydro ASA and AgriHold ASA shall each retain one copy.

Oslo 28 November, 2003

Board of Directors of Norsk Hydro ASA

Egil Myklebust, Chairperson	Borger A. Lenth, Vice-Chairperson	Anne Cathrine Høeg Rasmussen
Ingvild Myhre	Elisabeth Grieg	Håkan Mogren
Geir Nilsen	Odd Semstrøm	Steinar Skarstein

Board of Directors of AgriHold ASA

Egil Myklebust, Chairperson	Borger A. Lenth, Vice-Chairperson	Anne Cathrine Høeg Rasmussen
Ingvild Myhre	Elisabeth Grieg	Håkan Mogren
Geir Nilsen	Odd Semstrøm	Steinar Skarstein

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Exhibit 2: Appendices to the Demerger Plan

Appendices:

1. The Agri Companies and the Minority Interest Companies
2. The current Articles of Association of Norsk Hyro ASA
3. Draft Articles of Association of Norsk Hydro ASA (as per consummation of the Demerger)
4. The current Articles of Association of AgriHold ASA
5. Draft Articles of Association of AgriHold ASA (as per consummation of the Demerger)
6. The Report of the Board of Directors of Norsk Hydro ASA and AgriHold ASA on the Demerger
7. Expert Opinion on the Demerger and the capital injection in AgriHold ASA with assets other than cash
8. The Annual Accounts of Norsk Hydro ASA, the Board of Directors' Report and the Auditor's Report for 2000, 2001 and 2002
9. Audited Interim Balance Sheet for Norsk Hydro ASA per 30 September 2003
10. Independent Auditor's Report on the Interim Balance Sheet for Norsk Hydro ASA per 30 September 2003
11. Draft Opening Balance Sheet for AgriHold ASA at the consummation date of the Demerger
12. Independent Accountant's Report regarding the Draft Opening Balance Sheet of AgriHold ASA
13. Independent Accountant's Report that there will be full coverage for the company's restricted equity following the reduction of share capital in Norsk Hydro ASA.

Appendix 1

The Agri Companies

Company Name	interest ownership	country
Hydro Agri Argentina S.A.	99.99	Argentina
Hydro Agri Australia Pty. Ltd.	100.00	Australia
HydroCare Australia Pty Ltd.	100.00	Australia
Hydro S.A.	100.00	Belgium
Hydro Belgium S.A.	100.00	Belgium
Hydro Agricultura S.A	100.00	Belgium
Hydrochem Benin S.A.	55.00	Benin
Hydro Fertilizantes Ltda.	99.90	Brazil
Adubos Trevo S.A.	95.90	Brazil
Hydro Agri Canada L.P.	100.00	Canada
Nutrite Inc.	100.00	Canada
Hydro Agri Colombia Ltda.	100.00	Colombia
Hydro Agri Danmark A/S	100.00	Denmark
Hydro Gas and Chemicals A/S	100.00	Denmark
Ny-Nitrogen A/S	65.00	Denmark
Agri Danmark Holding	100.00	Denmark
Hydro Agri Dominicana SA	100.00	Dominican Republic
Hydro Agri Trade Egypt Ltd.	51.00	Egypt
Norsk Hydro Egypt Ltd.	100.00	Egypt
Hydrochem Côte d'Ivoire S.A.	60.00	The Ivory Coast
Hydro Eesti OU	100.00	Estonia
Norsk Hydro (Philippines) Inc.	64.00	The Philippines
Hydro Agri International France s.n.c.	99.99	France
Hydro Agri Spécialités France	99.99	France
Hydro Agri Ambès	99.99	France
Hydro Agri France	99.99	France
S.A. Hurel-Arc	99.99	France
L'Ammoniac Agricole	58.00	France
S.A. Kaltenbach Thuring	100.00	France
Socofer	99.99	France
Société Normande de l'Azote	100.00	France
Société Civile Immobilière SCODAC	99.99	France
Transcopa	99.99	France
Centro Agroquimico S.A.	100.00	Guatemala
Hydro Nordic S.A.	100.00	Guatemala
Hydro Agri Hellas S.A.	100.00	Greece
PT. Hydro Sumber Agri Nusantara	72.00	Indonesia
Hydro Agri Italia S.p.A.	100.00	Italy
Hydro Italia Services S.r.l	100.00	Italy
Nuova Terni Industrie Chimiche S.p.A.	100.00	Italy
Hydrochem Cameroun S.A.	65.00	Cameroon
Norsk Hydro East Africa Ltd.	100.00	Kenya
Norsk Hydro (Far East) Ltd.	100.00	China
Hydro Latvija S.I.A.	100.00	Latvia
UAB Hydro Lietuva	100.00	Lithuania
Norsk Hydro Malawi Ltd.	100.00	Malawi
Hydro Fertilizers Sdn Bhd	100.00	Malaysia
Hydrogas (M) Sdn. Bhd.	100.00	Malaysia
Norsk Hydro (Malaysia) Sdn. Bhd.	100.00	Malaysia
Hydro Agri Malaysia Sdn Bhd	60.00	Malaysia

Company Name	interest ownership	country
HYEX Servicios Corporativos, S.A. de C.V.	100.00	Mexico
Hydro Agri Mexico, S.A. de C.V.	100.00	Mexico
Hydro Agri Nederland B.V.	100.00	The Netherlands
Hydro Agri Sluiskil B.V.	100.00	The Netherlands
Hydro Agri Investments B.V.	100.00	The Netherlands
Hydro Agri Benelux B.V.	100.00	The Netherlands
Hydro Central Europe B.V.	100.00	The Netherlands
Hydro Gas and Chemicals B.V.	100.00	The Netherlands
Hydro Agri Italy Investments B.V	100.00	The Netherlands
Hydro Fertilizer Technology B.V.	100.00	The Netherlands
Hydro Agri Poland Investments B.V.	100.00	The Netherlands
Hydro Agri South Africa Investments B.V.	100.00	The Netherlands
Hydro Agri Rotterdam B.V.	100.00	The Netherlands
Leamaat Delta B.V.	99.00	The Netherlands
Hydro Agri Shared Services B.V.	100.00	The Netherlands
Russia Agro Invest B.V	100.00	The Netherlands
Ukraine Agro Invest B.V.	100.00	The Netherlands
Windmill International B.V.	100.00	The Netherlands
Hydro Agri NZ Limited	100.00	New Zealand
Hydro Agri Norge AS	100.00	Norway
A/S Djupvasskaia	100.00	Norway
Hydroship AS	100.00	Norway
Hydro Gas and Chemicals AS	100.00	Norway
Hydroship Services AS	100.00	Norway
Hydrogas Ship a.s	100.00	Norway
Hydro Agri Russia a.s	100.00	Norway
AgriHold ASA	100.00	Norway
Fertilizer Holdings AS	100.00	Norway
Hydro Formates AS	100.00	Norway
Haugvik Inc. (Panama)	100.00	Panama
Ogrod Sp. z o.o.	100.00	Poland
Hydro Poland Sp. z.o.o.	100.00	Poland
Hydro Agri Rus Ltd.	100.00	Russia
Hydro Asia Pacific Pte Ltd	100.00	Singapore
Hydro Asia Trade Pte. Ltd.	100.00	Singapore
Tohma Pte Ltd	100.00	Singapore
Norsk Hydro Asia Pte Ltd	100.00	Singapore
Hydro Agri España S.A.	100.00	Spain
Hydro C.G. Liquidos S.L.	70.00	Spain
Agri Spania Holding	100.00	Spain
Ceylon Oxygen Ltd.	70.00	Sri Lanka
Agtec Ltd.	100.00	Britain
Diamond Fertiliser and Chemical Company Ltd.	100.00	Britain
Hydro Estates Limited	100.00	Britain
Extran Limited	100.00	Britain
Fertitrade Limited	100.00	Britain
Fertrachem Ltd.	100.00	Britain
George Hadfield & Company Ltd.	100.00	Britain
Hydro Gas & Chemicals Limited	100.00	Britain
Hydro Agri (UK) Ltd.	100.00	Britain
Hydro Agri (UK) Reserve 11 Ltd.	100.00	Britain
Hydro Agri (UK) Reserve 12 Ltd.	100.00	Britain
Hydro Agri (UK) Reserve 13 Ltd.	100.00	Britain
Hydro Agri (UK) Reserve 14 Ltd.	100.00	Britain

Company Name	interest ownership	country
Hydro Chafer Ltd.	100.00	Britain
Nitrogen Fertilisers Limited	100.00	Britain
Norsk Hydro Overseas Ltd	100.00	Britain
Ploughdown Ltd.	100.00	Britain
Scanitro Limited	100.00	Britain
The Farmers' Fertilizer Company Limited	100.00	Britain
Hydro Agri AB	100.00	Sweden
Hydro Chemicals AB	100.00	Sweden
Landskrona Stuveri AB	100.00	Sweden
Skogens Gödslings AB	90.90	Sweden
Agri Sverige Holding	100.00	Sweden
Kynoch Fertilizer (Pty.) Ltd.	100.00	South Africa
Norsk Hydro (Pty.) Ltd.	100.00	South Africa
Hydrogas (Thailand) Co. Ltd.	90.00	Thailand
Hydro Agri Trinidad Ltd.	100.00	Trinidad and Tobago
Hydro Caribbean Ltd	100.00	Trinidad and Tobago
Hydro Czech Republic s.r.o.	100.00	Czech Republic
Hydro Agri Brunsbüttel GmbH	100.00	Germany
Hydro Agri GmbH & Co. KG	100.00	Germany
Hydro Gas and Chemicals GmbH	100.00	Germany
Hydro Agri Besitz GmbH	100.00	Germany
Hydro Agri Verwaltungs GmbH	100.00	Germany
Hydroship Deutschland GmbH	100.00	Germany
Burlington River Terminal Ltd	100.00	USA
Diamond Fertilizer and Chemical Corp	100.00	USA
Hydro Agri Ammonia, Inc.	100.00	USA
Hydro Agri North America, Inc.	100.00	USA
Hydro Agri Phosphates, Inc.	100.00	USA
Hydro Formates Inc.	100.00	USA
USA Holding	100.00	USA
Hydro Hungary Kft.	100.00	Hungary
Hydro Agri Uruguay S.A.	100.00	Uruguay
Hydro Agri Venezuela C.A.	60.00	Venezuela
Norensacados C.A.	60.00	Venezuela
Hydro Agri Viet Nam	67.00	Vietnam
AFF Holdings Ltd.	55.18	Zimbabwe
Norsk Hydro Zimbabwe (Pvt.) Ltd.	100.00	Zimbabwe

Minority Companies

Company name	real interest ownership %	country
Hydro S.A	41.00	Belgium
Dolomie de Merlemont S.A.	49.51	Belgium
Dolomie de Villiers-le-Gambon s.a	49.00	Belgium
3949753 Canada Inc	50.00	Canada
Semico Inc	50.00	Canada
Synagri LP	50.00	Canada
Mining Capital Resources Ltd.	50.00	Cayman Islands
Cayman Mining Services Ltd.	50.00	Cayman Islands
Norte Grande	43.84	Chile
Oro Blanco	34.09	Chile
Pampa Calichera	25.76	Chile
Sociedad Quimica e Minera de Chile S.A.	8.25	Chile
SQNH	49.00	Chile
Suministros y Servicios Mineros de Colombia Ltda	50.00	Colombia

Company name	real interest ownership %	country
Abonos del Pacifico SA (20-50)	34.02	Costa Rica
Ammonia A/S (20-50)	29.00	Denmark
Hydrogen I/S	35.71	Denmark
MISR Speciality Fertilizer SAE	47.50	Egypt
Farmplant Eesti OU	15.00	Estonia
Engrais Sud Vienne	19.00	France
Société Civile Immobilière FOUGEU	42.85	France
Société Civile Immobilière MOULIN DE PIERRES	30.00	France
Société de Minage en Guinée SAS	50.00	France
NHFL Erste GmbH	50.00	Germany
NHFL Zweite GmbH	50.00	Germany
Nitrokemine Guinée	50.00	Guinea
UH Mining Services Ltd	50.00	Ireland
CR Capital Resources Ltd	50.00	Ireland
Carbonor S.p.A	50.00	Italy
Impronta S.r.i.	50.00	Italy
ZemNor S.I.A.	49.00	Latvia
Blue Sky Agriculture Sdn. Bhd.	30.00	Malaysia
Hydro Agromate Holdings Sdn. Bhd.	49.00	Malaysia
West Fertilizer Terminal Sdn Bhd	23.00	Malaysia
Société Caraïbe d'Industrie Chimique	24.70	Martinique
Hydro Agri Trade Maroc SA	50.00	Morocco
Carbonor Shipping Netherlands B.V.	50.00	The Netherlands
NU3 B.V	50.00	The Netherlands
NU3 N.V.	50.00	The Netherlands
Ballance Agri Nutrients Ltd	20.10	New Zealand
DanHydro Co. Ltd.	50.00	Nigeria
Felleslager ANS (20-50) (NHASA)	50.00	Norway
Meløy Næringsutvikling A/S	25.00	Norway
Hydro Agri Russland AS	50.00	Norway
Talconor AS	50.00	Norway
Meløy Bedriftsservice AS	20.00	Norway
KABEC Investment Corp	34.02	Panama
Norteam Seatransport Services Inc	25.00	The Philippines
Pataba Holdings Inc	40.00	The Philippines
Qatar Fertiliser Company S.A.Q.	25.00	Qatar
Eastern Mining Services	50.00	Russia
JSC Apatit	10.30	Russia
JSC Dogorobuszh	12.00	Russia
NordicRus Holding	49.00	Russia
Alboran Agricola S.A.	30.00	Spain
Landskrona Hamn AB	50.00	Sweden
MPS Systems AB	10.00	Sweden
Nitrex AG (20-50)	20.00	Switzerland
Hydro Thai Ltd.	0.33	Thailand
Viking Fertilizer Ltd.	49.00	Thailand
Trinidad Nitrogen Company Ltd.	49.00	Trinidad and Tobago
Explo Most	33.33	Czech Republic
Deutsche Stahlflaschen Treuhand GmbH	9.92	Germany
Gipswerk Embsen Gmbh	50.00	Germany
Gipswerk Embsen Gmbh & Co, KG	50.00	Germany
Immingham Outflow Ltd.	50.00	Britain
Phosyn plc	35.00	Britain
Burlington River Terminal Ltd	50.00	USA

Company name	real interest ownership %	country
Farmland Hydro LP	50.00	USA
Farmland Hydro, Inc	50.00	USA
Hydro Merschman LLC	50.00	USA
Transcarolina Terminal Corp.	50.00	USA
Transgeorgia Terminal Corp	50.00	USA
Baria Serece (20-50)	21.50	Vietnam
Chemical and Gas Holdings Ltd.	20.42	Zimbabwe
Fertilizer Holdings (Pvt.) Ltd.	27.59	Zimbabwe
Sable Chemicals Ltd.	11.62	Zimbabwe
Techn. & Ind. Investm (Pvt) Ltd.	27.59	Zimbabwe
Windmill (Pvt.) Ltd.	20.07	Zimbabwe
ZFC Ltd.	27.59	Zimbabwe

Appendix 2

Translation from Norwegian

Articles of Association of Norsk Hydro ASA
(last changed May 7, 2003, in force as per November 28, 2003)

§ 1

The name of the company is Norsk Hydro ASA.

§ 2

The objectives of the company are to engage in industry, commerce and transport, to utilize energy resources and raw materials, and to engage in other activities connected with these objectives. Activities may also proceed through participation in or in co-operation with other enterprises.

§ 3

The company's registered office is in Oslo.

§ 4

The share capital is NOK 5,331,933,000 divided into 266,596,650 shares, each with a nominal value of NOK 20. The shares shall be registered in the Norwegian Registry of Securities. The Board of Directors may refuse the transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.

§ 4 A

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a. 0.83% of the increase for holders of the 83 unredeemed founder certificates and
b. 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company. The certificates may be negotiated independently of the shares.

§ 5

The company's Board of Directors shall be composed of nine members who are elected by the Corporate Assembly for periods of two years at a time. The Corporate Assembly elects the Chairperson and the Deputy Chairperson of the Board for the same period.

If the office of a director comes to an end during the period for which he or she is elected, the Corporate Assembly may elect another director to hold office for the remainder of the period in question.

§ 5 A

The Electoral Committee consists of four members who shall be shareholders or shareholders' representatives. The Chairperson of the Corporate Assembly shall have a permanent seat on the committee. In addition, one member is elected by and from among the members and deputies of the Corporate Assembly elected by the shareholders. Two members are elected by the Annual General Meeting. The members of the Electoral Committee are elected for two years at a time.

The Electoral Committee shall be chaired by the Chairperson of the Corporate Assembly. The Chairperson of the Board and the President, who do not hold voting rights, shall be requested to attend at least one meeting of the Electoral Committee before the Committee reaches its final decision.

The Electoral Committee makes recommendations to the Annual General Meeting regarding the election of members and deputy members to the Corporate Assembly.

The Electoral Committee makes recommendations to the Corporate Assembly regarding the election of the shareholders' representatives to the Board.

At the proposal of the shareholders' representatives on the Board, the shareholders' representatives of the Corporate Assembly adopt Instructions for the Electoral Committee.

§ 6

The Board of Directors may authorize a Board member, the President or specifically designated employees to sign for the company, and also to designate procurators. The Board of Directors may decide that authorization to sign for the company may only be exercised by several persons jointly.

§ 7

The Corporate Assembly shall comprise 21 members elected for a period of two years at a time. Fourteen of the members and four deputy members shall be elected by the Annual General Meeting, while seven members with deputies shall be elected by and from among the Company's employees. The Corporate Assembly elects its own Chairperson and Deputy Chairperson for periods of two years at a time.

§ 8

The Corporate Assembly shall exercise supervision to ensure that the objects of the Company are furthered in compliance with the law, the Articles of Association and the resolutions of the Annual General Meeting and the Corporate Assembly itself. The Corporate Assembly may adopt recommendations on any matter whatsoever for submission to the Board of Directors.

At the proposal of the Board of Directors, the Corporate Assembly shall adopt resolutions in matters concerning investments that are substantial compared with the Company's resources, or concerning such rationalization of, or changes in, operations as will entail a major change in or redeployment of the labour force.

§ 9

Members of the Board and the Corporate Assembly shall retire the year they reach the age of 70.

§ 10

The Annual General Meeting shall be convened by the Board of Directors in accordance with the applicable legal requirements.

Shareholders or their representatives wishing to attend and vote at the Annual General Meeting must inform the company of this five days prior to the Annual General Meeting.

The Annual General Meeting is presided over by the Chairperson of the Corporate Assembly or, in his or her absence, by the Deputy Chairperson.

§ 11

The Annual General Meeting shall

a) approve the Annual Report and Accounts, including the distribution of dividend,
b) elect the shareholders' members and deputy members to the Corporate Assembly,
c) deal with any other matters listed in the notice convening the meeting.

Appendix 3

Translation from Norwegian

Draft, Articles of Association of Norsk Hydro ASA (as per consummation of the Demerger):

§ 1

The name of the company is Norsk Hydro ASA.

§ 2

The objectives of the company are to engage in industry, commerce and transport, to utilize energy resources and raw materials, and to engage in other activities connected with these objectives. Activities may also proceed through participation in or in co-operation with other enterprises.

§ 3

The company's registered office is in Oslo.

§ 4

The share capital is NOK 4,830,366,032.40 divided into 263,954,428 shares, each with a nominal value of NOK 18.30. The shares shall be registered in the Norwegian Registry of Securities. The Board of Directors may refuse the transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.

§ 4 A

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a. 0.83% of the increase for holders of the 83 unredeemed founder certificates and
b. 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company. The certificates may be negotiated independently of the shares.

§ 5

The company's Board of Directors shall be composed of nine members who are elected by the Corporate Assembly for periods of two years at a time. The Corporate Assembly elects the Chairperson and the Deputy Chairperson of the Board for the same period.

If the office of a director comes to an end during the period for which he or she is elected, the Corporate Assembly may elect another director to hold office for the remainder of the period in question.

§ 5 A

The Electoral Committee consists of four members who shall be shareholders or shareholders' representatives. The Chairperson of the Corporate Assembly shall have a permanent seat on the committee. In addition, one member is elected by and from among the members and deputies of the Corporate Assembly elected by the shareholders. Two members are elected by the Annual General Meeting. The members of the Electoral Committee are elected for two years at a time.

The Electoral Committee shall be chaired by the Chairperson of the Corporate Assembly. The Chairperson of the Board and the President, who do not hold voting rights, shall be requested to attend at least one meeting of the Electoral Committee before the Committee reaches its final decision.

The Electoral Committee makes recommendations to the Annual General Meeting regarding the election of members and deputy members to the Corporate Assembly.

The Electoral Committee makes recommendations to the Corporate Assembly regarding the election of the shareholders' representatives to the Board.

At the proposal of the shareholders' representatives on the Board, the shareholders' representatives of the Corporate Assembly adopt Instructions for the Electoral Committee.

§ 6

The Board of Directors may authorize a Board member, the President or specifically designated employees to sign for the company, and also to designate procurators. The Board of Directors may decide that authorization to sign for the company may only be exercised by several persons jointly.

§ 7

The Corporate Assembly shall comprise 21 members elected for a period of two years at a time. Fourteen of the members and four deputy members shall be elected by the Annual General Meeting, while seven members with deputies shall be elected by and from among the Company's employees. The Corporate Assembly elects its own Chairperson and Deputy Chairperson for periods of two years at a time.

§ 8

The Corporate Assembly shall exercise supervision to ensure that the objects of the Company are furthered in compliance with the law, the Articles of Association and the resolutions of the Annual General Meeting and the Corporate Assembly itself. The Corporate Assembly may adopt recommendations on any matter whatsoever for submission to the Board of Directors.

At the proposal of the Board of Directors, the Corporate Assembly shall adopt resolutions in matters concerning investments that are substantial compared with the Company's resources, or concerning such rationalization of, or changes in, operations as will entail a major change in or redeployment of the labour force.

§ 9

Members of the Board and the Corporate Assembly shall retire the year they reach the age of 70.

§ 10

The Annual General Meeting shall be convened by the Board of Directors in accordance with the applicable legal requirements.

Shareholders or their representatives wishing to attend and vote at the Annual General Meeting must inform the company of this five days prior to the Annual General Meeting.

The Annual General Meeting is presided over by the Chairperson of the Corporate Assembly or, in his or her absence, by the Deputy Chairperson.

§ 11

The Annual General Meeting shall

a) approve the Annual Report and Accounts, including the distribution of dividend,
b) elect the shareholders' members and deputy members to the Corporate Assembly,
c) deal with any other matters listed in the notice convening the meeting.

Appendix 4

Translation from Norwegian

ARTICLES OF ASSOCIATION

AgriHold ASA

(last changed 25 November, 2003, in force as per November 28, 2003)

§1

The name of the company is AgriHold ASA. The company is a public company limited by shares.

§2

The objectives of the company are to engage in industry, commerce and transport, and to engage in other activities connected with these objectives. Activities may also proceed through participation in or in co-operation with other enterprises.

§3

The company's registered office is in Oslo.

§4

The share capital of the company is NOK 108,610,470.40 divided into 63,888,512 shares, each with a nominal value of NOK 1.70.

§5

The company's Board of Directors shall be composed of 3 to 10 members.

§6

The company shall have an Electoral Committee consisting of four members elected by the Annual General Meeting.

The Chairperson of the Board and the President, who do not hold voting rights, shall be requested to attend at least one meeting of the Electoral Committee before the Committee reaches its final recommendation.

The Electoral Committee makes recommendations to the General Annual Meeting regarding the election of the shareholder's representatives to the Board.

The shareholders' representatives on the Board propose and adopt instructions for the Electoral Committee.

§7

Two directors jointly have the power to bind the company by their signatures. The Board of Directors may designate procurators.

§8

The members of the Board of Directors shall retire the year they reach the age of 70.

§9

The Annual General Meeting shall be convened by the Board of Directors in accordance with applicable legal requirements.

Shareholders or their representatives wishing to attend and vote at the Annual General Meeting must inform the company of this five days prior to the Annual General Meeting,

§10

The Annual General Meeting shall be held each year within the expiry of June, and shall deal with and decide on:

1. Approval of the Annual Report and Accounts, including the distribution of dividend.
2. Other matters which under law or these Articles shall be dealt with by the Annual General Meeting.

Appendix 5

Translation from Norwegian

Draft ARTICLES OF ASSOCIATION

AgriHold ASA

(as per consummation of the Demerger)

§1

The name of the company is AgriHold ASA. The company is a public company limited by shares.

§2

The objectives of the company are to engage in industry, commerce and transport, and to engage in other activities connected with these objectives. Activities may also proceed through participation in or in co-operation with other enterprises.

§3

The company's registered office is in Oslo.

§4

The share capital of the company is NOK 543,052,403.00 divided into 319,442,590 shares, each with a nominal value of NOK 1.70.

§5

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a) 0.83% of the increase for holders of the 83 unredeemed founder certificates; and
b) 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the company.

§6

The company's Board of Directors shall be composed of 3 to 10 members.

§7

The company shall have an Electoral Committee consisting of four members elected by the Annual General Meeting.

The Chairperson of the Board and the President, who do not hold voting rights, shall be requested to attend at least one meeting of the Electoral Committee before the Committee reaches its final recommendation.

The Electoral Committee makes recommendations to the General Annual Meeting regarding the election of the shareholder's representatives to the Board.

The shareholders' representatives on the Board propose and adopt instructions for the Electoral Committee.

§8

Two directors jointly have the power to bind the company by their signatures. The Board of Directors may designate procurators.

§9

The members of the Board of Directors shall retire the year they reach the age of 70.

§10

The Annual General Meeting shall be convened by the Board of Directors in accordance with applicable legal requirements.

Shareholders or their representatives wishing to attend and vote at the Annual General Meeting must inform the company of this five days prior to the Annual General Meeting,

§11

The Annual General Meeting shall be held each year within the expiry of June, and shall deal with and decide on:

1. Approval of the Annual Report and Accounts, including the distribution of dividend.
2. Other matters which under law or these Articles shall be dealt with by the Annual General Meeting.

Appendix 6

Translation from Norwegian

To the General Meetings of Norsk Hydro ASA and AgriHold ASA

REPORT OF THE BOARDS OF DIRECTORS ON THE DEMERGER

Norsk Hydro ASA and AgriHold ASA

1. INTRODUCTION

The Boards of Directors of Norsk Hydro ASA and AgriHold ASA recommend the shareholders of the respective companies to approve the Demerger Plan dated 28 November 2003 (the "Demerger Plan") entered into by the Boards of Directors of AgriHold AS ("AgriHold") and Hydro, in accordance with the provisions of Chapter 14 of the Norwegian Public Limited Companies Act.

2. REASON FOR THE DEMERGER

The activities of Norsk Hydro ASA and its subsidiaries (the "Hydro Group") are presently organised in the three business areas of Oil and Energy, Aluminium and Agri. In addition, it has certain other businesses.

Upon the demerger of Norsk Hydro ASA in accordance with the provisions of the Demerger Plan (the "Demerger"), an independent group with AgriHold ASA as parent company (the "Agri Group") shall be established to continue the activities carried on by the Hydro Group in connection with fertilizer products and related chemicals and industrial gases and which today constitute the Agri business area, including research and development, production, marketing and trade related to these products (the "Agri Business"). After the Demerger, all the remaining activities of the Hydro Group shall be continued by Norsk Hydro ASA and those of its subsidiaries that shall not form part of the Agri Group (the "Hydro Companies").

The Demerger is the result of considerable growth within Hydro in recent years, following acquisitions and other substantial investments within the Oil and Energy and Aluminium business areas. During the second half of 2001, the Board of Hydro examined the company's corporate portfolio strategy. The Board concluded its examination in June 2003 and on 19 June 2003 Hydro announced that the Agri Business was to be separated from the Hydro Group and established as a separate company with a view to listing the shares of the company on the Oslo Stock Exchange during the course of the first half of 2004.

Following a three-year turnaround program commencing in 1999, Hydro's Board of Directors are of the opinion that the Agri Business will have an advantageous strategic starting point for a value enhancing, industrial development as an independent and leading global player. The turnaround program referred to above included, among other things, increasing cost-efficiency and productivity in the Agri Businesses and the re-organization, closure and sale of under-performing operatons, non-core production facilities, market organizations and businesses

The conclusions of Hydro's Board of Directors were in particular based on the following findings:

- After the Demerger, the Hydro Group will be able to focus its financial resources and management attention fully on the significant opportunities for further development within each of the remaining business areas.

- Similarly, the Agri Group's management will be able to focus exclusively on the Agri Business.
- The turnaround program was successful.
- The Agri Group's operational results and strategic direction provide a good basis for profitable growth, which would be difficult to capture if the Agri Business were to remain part of the Hydro Group due to the capital expenditure requirements of the two other businesses and Agri's lack of direct access to capital markets.
- A stand-alone Agri company will be in a better position to participate in the expected consolidation of the global fertilizer industry.

3. LEGAL CONSEQUENCES OF THE DEMERGER

The Demerger shall be carried out in accordance with Chapter 14 of the Public Limited Companies Act. Upon the Demerger, the assets, rights and liabilities of Norsk Hydro ASA will be divided so that the Agri Business shall be continued by AgriHold ASA.

AgriHold ASA was incorporated on 10 November 2003 with a share capital of NOK 108,610,470.40 divided into 63,888,512 shares, each with a par value of NOK 1.70, all of which were subscribed for by Norsk Hydro ASA in return for a total cash injection of NOK 2,048,049,500. The company is incorporated for the sole purpose of carrying out the Demerger and shall not conduct any operational activity prior to the corporate consummation of the Demerger by way of registration with the Norwegian Register of Business Enterprises.

The Demerger shall be consummated by reducing the share capital of Norsk Hydro ASA by NOK 448,722,527.60 to NOK 4,830,366,032.40, and transferring to AgriHold ASA all assets, rights and liabilities associated with the Agri Business as defined in item 2 of the Demerger Plan. The reduction shall be effected by reducing the par value of each share from NOK 20 to NOK 18.30, together with a simultaneous increase of NOK 434,441,932.60 in the share capital of AgriHold ASA to NOK 543,052,403, effected by issuing 255,554,078 new shares, each with a par value of 1.70 as consideration to the shareholders in Norsk Hydro ASA (with the exception of Norsk Hydro ASA itself), so that the shareholders shall receive one share in AgriHold ASA for each share held in Norsk Hydro ASA.

The Demerger shall be deemed to be completed for company law purposes after the deadline has expired for objections from creditors pursuant to section 14-7 c.f. section 13-15 of the Public Limited Companies Act and the position regarding any creditors who have raised objections has been settled, or the District Court has decided that the Demerger may nevertheless be consummated and registered with the Norwegian Register of Business Enterprises (the "Completion Date"). The shareholders in Norsk Hydro ASA shall acquire full shareholder rights in AgriHold ASA as soon as the new shares are registered in *Verdipairsentralen* (the Norwegian electronic securities register).

Consummation of the Demerger is conditional *inter alia* upon notice being given by the Oslo Stock Exchange that AgriHold ASA will be accepted for listing immediately after the Demerger has been registered with the Norwegian Register of Business Enterprises and the consideration shares have been registered in AgriHold ASA's shareholder register in *Verdipapirsentralen* (the Norwegian electronic securities register).

The Demerger shall take effect for accounting purposes upon the Completion Date. For tax purposes, the Demerger shall take effect on 1 January 2004.

The Demerger is believed to satisfy the necessary requirements for a tax-free demerger in accordance with Norwegian law. AgriHold ASA will assume Norsk Hydro ASA's tax positions related to assets, rights and obligations transferred upon the Demerger.

The decision to consummate the Demerger shall be made by the approval of the Demerger Plan by two-thirds of the votes cast at the general meetings of Norsk Hydro ASA and AgriHold ASA respectively.

4. DETERMINATION OF SPLIT RATIO AND DEMERGER CONSIDERATION

As described in item 2 above, each shareholder in Norsk Hydro ASA shall receive one new share in AgriHold ASA with a par value of 1.70 for each share held in Norsk Hydro ASA. At the same time, the par value of each Norsk Hydro ASA share shall be reduced by NOK 1.70 from NOK 20.00 to NOK 18.30 through a reduction in the share capital of Norsk Hydro ASA.

Where a demerger is to be carried out with continuity for taxation purposes, the Norwegian Taxation Act requires that the share capital be divided in the same proportion as the division of net values between the companies in the demerger. Accordingly, Norsk Hydro ASA has calculated the market value of the company by reference to the market capitalization of the company over a four-week period around 30 September, 2003.

The relative values of the demerged assets, rights and liabilities has been calculated by reference to analysts' estimates of the Agri Business' enterprise value published in the weeks immediately following 19 June 2003 when the plans to demerge the Agri Business as a separate company were announced. The analyst's estimates converged at around NOK 18-20 billion. These estimates were compared with internal valuations of the Agri Business using valuation principles customarily applied within the financial community, and it was concluded that the valuation fell within the range of reasonable valuations based on these methods.

Based on the above-mentioned valuations, the Boards of Directors of Norsk Hydro ASA and AgriHold ASA have concluded that, upon the Demerger, 91.5% of the net values must be deemed to be ascribed to the assets, rights and liabilities that Norsk Hydro ASA shall retain upon the Demerger, while 8.5% of the net values must be deemed to be ascribed to the assets, rights and liabilities that shall be transferred to AgriHold upon the Demerger. The share capital will be divided in the same ratio upon the Demerger, in accordance with the legal requirements of a tax-free demerger.

The reduction of the share capital of Norsk Hydro ASA shall be effected by way of a reduction in the par value of each share, so that one share in AgriHold ASA will be issued for each share in Norsk Hydro ASA with a par value equal to the reduction in the par value of the Norsk Hydro ASA shares. AgriHold ASA was incorporated with an appropriate number of shares designed to give Hydro a 20 % ownership interest in the company following the Demerger. The cash injection made by Norsk Hydro ASA upon the incorporation of AgriHold ASA was determined on the basis of the valuations described above.

The determination of the demerger consideration was unproblematic.

5. IMPLICATIONS OF THE DEMERGER FOR EMPLOYEES

Upon the Demerger, the employees who it is intended to transfer to AgriHold ASA are entitled to retain the same rights and obligations connected to their employment as those they had prior to the Demerger, see Chapter XII A of the Norwegian Employment Act. The Demerger constitutes in this respect a transfer of undertakings.

AgriHold ASA shall assume responsibility for the payment of premiums to Norsk Hydro ASA's company pension fund for employees who are transferred to AgriHold. Following the Demerger, the pension fund will be separated from the group scheme in Norsk Hydro's Pensjonskasse, and will be continued as a separate pension fund or as a life assurance company. AgriHold ASA shall assume responsibility for Hydro's unsecured pension fund, which shall be continued by AgriHold ASA for the benefit of the employees who are transferred to AgriHold ASA.

The Demerger will not involve redundancies. Nor is it expected that the Demerger will have other significant consequences for the employees.

As far as the employees are concerned, the Demerger shall be implemented in accordance with current legislation and collective bargaining agreements, including the provisions of Chapter XII A of the Employment Act. The Board of Directors shall ensure that the employees are provided with information in accordance with the provisions of section 73 E of the Employment Act and section 14-4 c.f. section 13-11 of the Public Limited Companies Act.

The majority of the employees in the various subsidiaries will not be directly affected by the Demerger. However, a limited number of employees carry out tasks that will fall outside the scope of the business area to be carried on by Norsk Hydro ASA or AgriHold ASA respectively following the Demerger. In these cases, the employment will, as far as possible, be transferred to other subsidiaries so that after the Demerger each employee will be employed by a company within that group which is to continue the business to which his or her work was related prior to the Demerger.

Oslo, 28 November 2003

Board of Directors of Norsk Hydro ASA

Egil Myklebust, leder	Borger A. Lenth, nestleder	Anne Cathrine Høeg Rasmussen
Ingvild Myhre	Elisabeth Grieg	Håkan Mogren
Geir Nilsen	Odd Semstrøm	Steinar Skarstein

Board of Directors of AgriHold ASA

Egil Myklebust, leder	Borger A. Lenth, nestleder	Anne Cathrine Høeg Rasmussen
Ingvild Myhre	Elisabeth Grieg	Håkan Mogren
Geir Nilsen	Odd Stenstrøm	Steinar Skarstein

Appendix 7

Translation from Norwegian

To the general meeting of Norsk Hydro ASA

To the general meeting of AgriHold ASA

Expert statement regarding the demerger plan and the non-cash share contribution

Based on assignments from the Boards of Directors of Norsk Hydro ASA and AgriHold ASA, we are rendering the following statement regarding the demerger plan according to the Public Limited Liability Companies Act § 14-4, and a statement relating to the non-cash share contribution according to § 10-2 ref. § 2-6.

1. The demerger plan

The Boards of Directors of Norsk Hydro ASA and AgriHold ASA signed on November 28, 2003 a demerger plan whereby all assets, rights and liabilities relating to the Agri business as described in paragraph 2 of the demerger plan, shall be transferred to AgriHold ASA.

According to the demerger plan the share capital of Norsk Hydro ASA shall be reduced by NOK 448.722.527,60 and the shareholders shall receive one share in the transferee company AgriHold ASA at a par value of NOK 1,70 for each share they own in Norsk Hydro ASA.

We have reviewed the demerger plan to be able to express an opinion on the proposed consideration to the shareholders in Norsk Hydro ASA. The consideration in the demerger has been based on estimated fair market values of Norsk Hydro ASA and the Agri business. The fair market value of Norsk Hydro ASA has been determined based on the market capitalization of the company during a four-week period around September 30, 2003.

The fair market value of the Agri business has been based on analysts' estimates of the enterprise value of the Agri business published in the weeks immediately following the announcement of the plans to demerge the Agri business as a separate entity on June 19, 2003. The analysts' estimates converged at about NOK 18-20 billion. These estimates were compared to internal valuations of the Agri business using valuation principles customarily applied within the financial community, and it was concluded that the valuation fell within the range of reasonable valuations based on these methods.

Based on the estimates of fair values, as described above, the Boards of Directors have concluded that the relative relationship between the net values Norsk Hydro ASA retains and the net values being transferred from Norsk Hydro ASA to AgriHold ASA in the demerger is 91,5:8,5.

The method used to determine the consideration has in our view been appropriate.

We are not aware of any specific difficulties when determining the consideration.

In our view the consideration to the shareholders in Norsk Hydro ASA is reasonable and has been based on objective grounds and facts.

2. Confirmation of increase in share capital

According to the demerger plan it is proposed that AgriHold ASA shall receive assets, rights and liabilities as consideration for shares to be issued in connection with the demerger of Norsk Hydro ASA. Assets, rights and liabilities relating to the Agri business, as described in paragraph 2 of the demerger plan, will be transferred to AgriHold ASA based on balance sheet values as reflected in the accounts of Norsk Hydro ASA as the demerger will be accounted for according to the accounting rules regarding continuity.

We confirm that assets, rights and liabilities to be transferred to AgriHold ASA can be reflected in the balance sheet at a total net value at least equivalent to the par value of the shares to be issued as consideration of NOK 434.441.932,60.

Oslo, November 28, 2003
Kjelstrup & Wiggen AS

Paul Thomassen Jon Wiggen
State Authorized Public Accountants (Norway)

Appendix 8

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

E2-23

Norsk Hydro laid a sound foundation in 2002 for future value creation. Through active portfolio management and improvements to daily operational performance, Hydro management and employees fulfilled key objectives prescribed by the board.

General share value depreciation impacting global financial markets contributed to an overall negative effect on returns for Hydro's shareholders. At the same time, the company's share outperformed key benchmark indices.

Important acquisitions strengthened Aluminium and Oil and Energy. The divestment of businesses outside core activities gave us a more focused portfolio. The most important profitability indicator – CROGI (Cash Return on Gross Investments) at normalized prices (see detailed explanation page 55) – increased from about eight percent in 2001 to nine percent in 2002. This reflects better operational performance and is well within the declared target range. CROGI measured in realized prices was 8.5 percent in 2002, down from 9.4 percent the previous year. The decline was due mostly to depressed market conditions, lower oil and gas prices – measured in Norwegian kroner and high exploration costs.

Financial strength was maintained despite large investments in 2002. At the end of the year, the debt/equity ratio was well within the board's target of 0.5.

The acquisition of the German company, VAW Aluminium AG, was prepared in 2001. The agreement was signed in January 2002 as part of our strategy to give Hydro a new and stronger role in global markets for aluminium and aluminium products. The acquisition made Hydro the largest integrated aluminium company in Europe and one of the world's three leading integrated aluminium companies. The acquisition was finalized in March 2002.

The board is pleased that the integration of VAW and the French building systems company, Technal, with Hydro Aluminium was successfully carried out. Despite unfavorable market conditions since the acquisitions, the board is convinced the strategic decisions will benefit the company.

Cost reduction plans announced at the time of the VAW acquisition were adjusted upward and are progressing according to the adjusted plan. The board closely follows Hydro Aluminium's ability to acquire value from the enhanced enterprise. The basis is good for additional value creation through strategic positioning and proactive portfolio management.

Norway remains the company's core area for oil and gas activities. Exceptionally good operational performance and the acquisition of shares in eight licenses from the Norwegian State's Direct Financial Interest (SDFI) helped increase Hydro's oil and gas production output. Most of the company's exploration activities took place overseas in Angola, Canada, the Gulf of Mexico, Iran and Libya. Results so far have been disappointing.

The board is pleased with Hydro Oil and Energy's ability to boost production while keeping costs down. The business area has additionally demonstrated proficiency in carrying out large and complex development projects – and has a solid foundation for growth both in and outside Norway.

Hydro is a significant player in all facets of the European energy market, including oil, gas and electricity. The company produced 480,000 barrels of oil equivalents per day in 2002, and also generated 10.3 terrawatt hours (TWh) of electricity at its hydropower plants in Norway. Combined with a position as Europe's largest industrial energy consumer, Hydro is well positioned to consolidate its interests and extract opportunities from the liberalized European energy markets.

After completing its turnaround operation in Agri, Hydro has improved its position outside Europe and strengthened its presence in important markets worldwide. Additional productivity improvements were accomplished in 2002, and in light of tough market conditions, Hydro Agri delivered good results. The board is closely following Hydro Agri's development as the global leader within the fertilizer industry.

The board continuously evaluates Hydro's business portfolio to ensure optimal value creation, development of the group and its individual businesses. The agreement to sell VAW Flexible Packaging and the company's ownership stake in Farmland Hydro L.P, together with subsidiary KFK's sale of several large operations, were in line with Hydro's strategy to divest activities outside its core businesses.

The board is pleased with the company's ability to combine business development and value creation with viable and sustainable solutions. Good examples are Hydro Aluminium's two new remelting plants in Spain and the US, the commissioning of what will be Europe's largest and most environmentally compatible aluminium plant in Norway, Hydro Oil and Energy's work to develop clean and responsible energy supply based on gas and hydrogen as future energy carriers, and Hydro Agri's part in developing products and cultivation methods to optimize the use of plant nutrients.

Our results in areas not primarily measured in financial terms are more closely described in "Society, people and environment," on pages 36-50.

The board worked continuously in 2002 on developing the group's corporate governance policies and has closely monitored developments in relevant securities laws and listing standards to ensure responsible and transparent management and monitoring structures – imperative to building and maintaining trust. The board convened for two days in November 2002 to work especially with this issue. The development status of the company's corporate governance structure is described in detail on pages 8-10.

FINANCIAL RESULTS

Norsk Hydro's net income in 2002 amounted to NOK 8,765 million, or NOK 34 per share, compared with NOK 7,892 million, or NOK 30.50 per share, in 2001. Progress made from the previous year was tied especially to substantially higher oil and gas output, increased size of Hydro's aluminium activities after the VAW acquisition in the first quarter, unrealized profit from power contracts, and unrealized currency exchange gains associated with company debt. Lower oil and gas prices in Norwegian kroner, tough market conditions for aluminium and a stronger Norwegian krone had a negative impact on profit performance.

Hydro's return on invested capital was in line with the established target for 2002. The company's financial position is strong, despite the large acquisitions, reflecting high cash flows. Productivity improvements were achieved in all business areas. Growth in oil and gas production especially contributed to the company's profitability.

Operating income of NOK 19,841 million was about six percent lower than in 2001. Also, earnings before interest, tax depreciation and amortization (EBITDA) showed a six percent reduction. The result was greatly impacted by a strong Norwegian krone and weaker markets for several of Hydro's main products. The average oil price was USD 24.70 per barrel, the same level as 2001. Measured in Norwegian kroner, the oil price was about 11 percent lower than in 2001. Market conditions for aluminium were difficult with reduced prices and volumes. Agri delivered good results with continued reduction in costs combined with higher market shares, but due to the stronger Norwegian krone, reported results are lower than in 2001.

Results from associated companies declined by NOK 533 million to NOK 33 million. The reduction was due primarily to unrealized currency losses in Brazilian alumina activities – Hydro's share of which amounted to NOK 460 million, compared with NOK 159 million in 2001. The results of associated companies were also hit by lower ammonia prices and tough aluminium market conditions.

Net financial income in 2002 was NOK 1,935 million, compared with an expense of NOK 762 million in 2001. The change was primarily due to currency gains of NOK 3,262 million, against currency losses of NOK 416 million in 2001. At the same time, interest income was reduced by about NOK 1.2 billion, mostly the result of lower cash reserves.

The provision for current and deferred taxes was NOK 13,278 million, approximately 60 percent of pre-tax income. The corresponding figures for 2001 were NOK 13,750 million and 64 percent. The high tax percentage is primarily due to the high relative share of earnings generated by oil operations on the Norwegian continental shelf, where the marginal tax rate is 78 percent.

Cash provided by operations amounted to NOK 21.8 billion, a reduction of 17 percent compared with 2001. Investments in 2002 were NOK 45.7 billion. The acquisition of VAW amounted to NOK 20.9 billion, while the

E2-24

purchase of SDFI shares totaled NOK 5.5 billion, including NOK 2.1 billion in deferred tax effects. During 2002, agreements were signed concerning the sale of operations totaling some NOK 6 billion, towards a target of NOK 10 billion by the end of 2003.

According to Section 3-3 of the Norwegian Accounting Act, we confirm that the accounts are prepared on the assumption of a going concern.

For a more detailed description of the company's operations and their locations, please see the individual core business area chapters.

Oil and Energy

EBITDA NOK million	2002	2001
Exploration and Production	23,332	25,768
Energy og Oil Marketing	1,982	1,836
Eliminations	26	–
Hydro Oil and Energy	25,340	27,604

EBITDA for Oil and Energy was NOK 25,340 million, a decline of eight percent compared with 2001. Main reasons for the reduction were disappointing exploration results and an oil price 11 percent lower than in 2001 measured in Norwegian kroner. The realized average crude oil price for 2002 was USD 24.70, compared with USD 24.20 the previous year. Hydro's production of oil and gas in 2002 was 480,000 barrels of oil equivalents per day, an increase of 14 percent compared with 2001.

We entered into an agreement in March 2002 with the Norwegian government to purchase shares in eight oil and gas licenses on the Norwegian continental shelf. The acquisition augmented ownership stakes in the Hydro-operated Oseberg, Tune and Grane fields. The transfer took place May 10, 2002. Output from the acquired shares contributed to 24,000 barrels of oil equivalents per average day of production. In addition, new fields in production and high gas abatement in the fourth quarter contributed to increased output. Hydro's remaining oil and gas reserves amounted to 2,225 million barrels of oil equivalents at the end of 2002, compared with 2,073 million barrels in 2001. Hydro's reserve replacement ratio in 2002 was 187 percent. The purchase of SDFI shares contributed 187 million barrels of oil equivalents. Excluding acquisitions, sales and effects from production sharing agreements on international fields, the reserve replacement ratio was 98 percent.

Exploration activities in 2002 amounted to NOK 2,495 million. A combined total of NOK 3,558 million was charged as an exploration expense in 2002, about NOK 2.2 billion more than in 2001. The increase was primarily due to disappointing exploration results in 2002. Approximately NOK 1.5 billion of this cost is exploration wells and acquisition costs for exploration rights capitalized in previous years. A total of 31 wells were completed in 2002, resulting in 12 discoveries.

The production of electricity was somewhat higher in 2002 than in 2001 – and substantially higher than a normal year. Low reservoir refill rates and high power consumption in the fourth quarter of 2002 contributed to record-high prices in the Scandinavian electricity market. Hydro entered purchase contracts in the derivatives market to compensate for expected lower power production in 2003. These contracts generated unrealized profits in 2002. Falling power prices at the beginning of 2003 are expected to reverse part of these unrealized profits in coming quarters.

Lower refinery margins and volumes had a negative impact on results.

Aluminium

EBITDA NOK million	2002	2001
Metal	2,703	1,766
Rolled Products	258	162
Extrusion and Automotive	1,084	632
Others and Eliminations	289	(17)
Hydro Aluminium	4,334	2,543

EBITDA for Aluminium was NOK 4,334 million, compared with NOK 2,543 million for 2001. In the first quarter of 2002, Hydro acquired the German company, VAW aluminium AG, one of the leading aluminium companies in Europe. Hydro's consolidated income statement includes VAW's results as of 15 March 2002. Hydro also acquired the French building systems company Technal in January 2002. New business contributed NOK 2,489 million to EBITDA. In 2001, EBITDA was affected by restructuring costs in connection with the closure of primary magnesium production in Norway, amounting to NOK 700 million; and losses in connection with aluminium options and futures of NOK 545 million. When adjusted for these factors and for the contribution from new units in 2002, Hydro Aluminium's result showed a significant decline.

This result reflected difficult market conditions that affected all parts of the operation. Weak development in the world economy led to lower demand for aluminium products. In response to the situation customers reduced their inventories, which further weakened demand for our products. The market was subsequently characterized by overcapacity with pressure on both the LME price and product margins.

Aluminium has started ambitious improvement programs to increase cost efficiency. The organization will additionally realize synergies from our acquisitions. The target for these improvement programs is a total cost reduction of NOK 2.5 billion by the end of 2003, compared with the level of costs of the integrated operations in 2001. Total cost reductions in 2002 amounted to about NOK 1 billion. These improvement programs also include cost savings tied to the closure of primary magnesium production in Norway, where NOK 430 million was realized in 2002. Total costs connected to carrying out the improvement programs in 2002 were around NOK 300 million. Additional costs of NOK 400 million are expected in 2003.

Agri

EBITDA NOK million	2002	2001
Hydro Agri	3,945	4,402

EBITDA for Agri was NOK 3,945 million, a reduction of 10 percent in relation to 2001. The main reason for this reduction was the strong Norwegian kroner in relation to the US dollar and the euro. Urea prices were low during 2002, which affected all the important nitrogen fertilizer prices in Europe. The price of nitrate fertilizers dropped seven percent measured in US dollars, while the price of balanced fertilizer (NPK) showed a lesser reduction.

Hydro's market share in Europe increased somewhat as a result of a lower percentage of imported goods. On the whole, Hydro Agri maintained its sales volumes in Europe during a year with difficult market conditions. Outside of Europe, sales increased in all main regions in 2002.

Activities outside of Europe accounted for 54 percent of Hydro Agri's total fertilizer volume. Market positions within the main product segments increased in Latin America, Africa, Asia and North America. The strategic cooperation and marketing agreement with the Chilean producer of specialty fertilizer, SQM, was a factor underlying the success in all regions. The sale of ownership interests in the phosphate company Farmland Hydro in Florida was another step to concentrate our focus on core activities.

Other Activities

Petrochemicals

EBITDA in 2002 was NOK 320 million, compared with NOK 363 million in 2001. This reflects a reduction despite the fact that EBITDA in 2001 included major non-recurring costs. The decline is mainly due to price reductions for S-PVC and caustic soda. In addition a maintenance shutdown at the Rafnes plants in Norway resulted in costs and lost volume amounting to NOK 60 million. Lower raw materials costs for natural gas liquid and purchased ethylene had a positive effect.

Market conditions and prospects for 2003

Oil prices were low at the beginning of 2002, but increased during the year as a result of OPEC's more stringent market control in response to the tense situation in Iraq and the strike in Venezuela. Lower gas prices in the US resulted in weaker ammonia prices. There was also a better balance between supply and demand in the European fertilizer market. The market for aluminium was generally difficult.

Prospects for the world economy are uncertain, particularly as a result of the unstable situation in the Middle East and EU economic policy, which limits fiscal freedom and the development of exchange rates.

Weak international economic developments may affect the demand for oil and gas. However the main factor in the development of the oil price is the political situation in the Middle East and Latin America.

A continued weak aluminium market is expected in 2003. Prices will depend mainly on the general economic development and the balance between supply and demand in the industry. Supply still exceeds demand, which results in the build-up of stocks. Another uncertainty is development in China.

Deliveries of fertilizer from Hydro to the European market are expected to remain stable or fall slightly in 2003. Deliveries to key markets in Asia increased significantly in 2002 and are expected to rise further.

Health, safety and environment

The company has intensified its efforts within health, safety and environment (HSE) in recent years. Systematic efforts have resulted in significant improvements. We must, however, report that tragic accidents also occurred in connection with our operations in 2002.

Improvements are achieved as a result of long-term and continuous efforts throughout all parts of the organization. Our steering documents are revised, and we carry out regular audits and assessments of our HSE work. Results and problem areas are reported on a monthly basis, and experiences are shared systematically throughout the company. Health, safety and environment is one of the main elements in Hydro's leadership development programs.

Two persons died in connection with our operations in 2002. One of our employees was killed in an automobile accident in South Africa, and a contractor employee died in connection with demolition work at our plant in Immingham, England. This is a reduction in comparison with previous years, but still shows that we have to continue our safety improvement work.

Hydro's main parameter for safety follow-up is the rate for total recordable injuries per million hours worked (TRI). The TRI rate for Hydro, excluding VAW, showed a 25 percent improvement in 2002.

The integration of Technal and VAW has been demanding on the health, safety and environment areas. In light of Hydro's ambitions, safety work was not paid enough attention before we took over. Good, systematic work since the acquisitions has generated good results. The group target for 2003, including the new units, is an improvement of 20 percent.

Lost-time injuries among contractors are followed up systematically. Major improvements have been achieved in recent years. After a slight setback in 2001, the injury statistics in 2002 were lower for contractor employees than for Hydro personnel.

The number of major accidents is still too high, but was down by 25 percent in 2002. Improving the routines for near-miss reporting has also given results. This information is used in our injury prevention work.

In response to changes in the international geopolitical picture, we have updated our emergency preparedness plans and have set up sound protection measures for our central computer systems.

Sick leave was further reduced in 2002. There were, however, significant variations among different operations and, not least, among different countries. A number of our companies in Norway have signed agreements relating to working conditions (IA agreements). Hydro continues its work to reduce sick leave, with particular attention directed to occupational illness.

Most emissions and discharges from production were within the concession limits applicable. There were, however, some accidental emissions/discharges. Nevertheless, the company showed an improvement in 2002 compared with the year before. In 2003, we will again devote direct attention to accidental emissions.

Hydro's environmental work meets global, regional and local challenges. These range from global climate change and regional water resources to biological diversity and local pollution. We use lifecycle analyses to optimize the use of raw materials and energy and to influence our suppliers and transporters. Hydro strives to increase recycling and reduce waste.

We work continuously to follow-up the use of chemicals, have introduced acceptance criteria for purchasing chemicals and strive to replace dangerous chemicals in our production.

Focused efforts to reduce emissions of climate gases include developing new technology for our production processes and collaboration with the agricultural sector on environmental use of plant nutrition. Hydro is extensively involved in national and international endeavors to find cost efficient solutions.

For more detailed information regarding environmental matters, see our Internet site www.hydro.com.

Employees

VAW and Technal were successfully integrated in Hydro Aluminium's organization in 2002, and brought 17,000 new employees into Hydro. Alongside this integration, Hydro's original aluminium operation was reorganized, with a considerable manning reduction as a result. In addition, Oil and Energy commenced with a necessary change process in the first quarter of 2003, in order to adapt the organization to altered framework conditions. Agri is demonstrating good results from the turnaround operation that was implemented in 2000 and 2001.

The company is interested in promoting diversity in gender, experience, age and cultural background. More information is given in the chapter "Society, people and environment" on page 43.

Considerable flexibility is required of employees during times of restructuring, disposals, acquisitions and manning reductions. Our new employees show great interest for Hydro's culture, while retaining the best elements from their former environment. The board would like to thank all the employees for their good collaboration.

Norsk Hydro ASA

Norsk Hydro ASA (the parent company) had a profit before tax of NOK 6,088 million in 2002, compared with NOK 13,531 million in 2001. Net income was NOK 6,282 million compared with NOK 13,687 million in 2001. The board proposes a dividend of NOK 10.50 per share, totaling a payment of NOK 2,709 million. It is proposed that the remaining NOK 3,573 million is transferred to retained earnings. Distributable equity as of 31 December 2002 was NOK 24,803 million.

Oslo, February 28, 2003

Egil Myklebust, chairman	Borger A. Lenth, vice chairman	Elisabeth Grieg
Anne Cathrine Høeg Rasmussen	Håkan Mogren	Ingvild Myhre
Gudmund Per Olsen	Odd Semstrøm	Per Wold

Eivind Reiten, President and CEO

Total operating revenues for 2002 by area in NOK billion


70
60
50
40
30
20
10
0
Hydro Oil and Energy
Hydro Agri
Hydro Aluminium
Other Activities

EBITDA in NOK billion


50
40
30
20
10
0
1998
1999
2000
2001
2002

FINANCIAL REVIEW

NOK million	2002	2001	2000
Operating revenues	162,936	152,835	156,861
Operating costs and expenses	(143,095)	(131,752)	(128,395)
Operating income	19,841	21,083	28,466
Non-consolidated investees	33	566	672
Interest income and other financial income	1,418	2,847	1,747
Other income, net	219	578	3,161
Earnings before interest expense and taxes (EBIT)	21,511	25,074	34,046
Interest expense and foreign exchange gain/(loss)	517	(3,609)	(3,905)
Income before taxes and minority interest	22,028	21,465	30,141
Income tax expense	(13,278)	(13,750)	(16,178)
Minority interest	15	177	18
Net income	8,765	7,892	13,981
Earnings per share (NOK)	34.00	30.50	53.40

This discussion should be read in conjunction with the information contained in the Company's consolidated financial statements and the related notes included in this annual report. In order to fully understand the discussion below pertaining to the Company's business model and related strategies, the reader is encouraged to review Hydro's annual report on Form 20-F for the year ended December 31, 2002 filed with the US Securities and Exchange Commission (the SEC). The Form 20-F is available directly on the SEC's electronic system (EDGAR) which can be accessed through the SEC's website at www.sec.gov and also on Hydro's internet site.

SUMMARY OF KEY DEVELOPMENTS IN 2002

Norsk Hydro's net income improved approximately 11 percent in 2002 compared to the previous year. The improvement was primarily due to a significant increase in oil and gas production, more extensive aluminium operations following the acquisition of VAW in the first quarter, unrealized gains in connection with energy contracts and unrealized gains associated with the Company's debt due to changes in currency rates. Lower oil and gas prices, stated in Norwegian kroner (NOK), difficult market conditions for the aluminium industry, and the strengthening of the Norwegian kroner negatively impacted the results.

Market conditions for the Company's aluminium operations have been difficult, while the high price of oil has been a strong positive factor. There is considerable uncertainty associated with international economic development in the future. This implies a large degree of uncertainty with regards to price development for Hydro's main products in 2003. Hydro will continue to emphasize efforts to improve the Company's competitiveness while maintaining financial strength. In 2002, Hydro achieved a return on gross investment (CROGI) which was consistent with established targets for the year. The debt/equity ratio, defined as net interest-bearing debt relative to equity, remains strong despite significant acquisitions, which reflects a strong cash flow throughout the year. Productivity improved in all business areas, particularly in the oil and energy segment, where a significant production increase made an important contribution to the Company's profitability.

Non-GAAP Measures of Financial Performance

Within this discussion, Hydro refers to certain non-GAAP financial measures, including cash return on gross investment (CROGI) and EBITDA, each of which is defined below. Hydro's management makes regular use of these cash flow-based indicators to measure its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding - for management and investors - of:

- the rate of return on investments over time, in each of its capitalintensive businesses, and
- the operating results of its business segments

Hydro also measure CROGI based on a long-term price set. This is in order to not place undue importance on such variables as historcally high or low prices of its commodity products, and the effects of changes in currency exchange rates.

A reconciliation of Operating income to EBITDA for each of Hydro's operating segments is presented in the following table:

Operating income - EBIT - EBITDA Year 2002

NOK million	Operating income (loss)	Non-cons. Investees	Interest Income	Selected financial items	Other income	EBIT	Depr. and amort.	EBITDA
Exploration and Production	14,329	31	100	5	77	14,542	8,790	23,332
Energy and Oil Marketing	1,592	148	26	(6)	-	1,760	222	1,982
Eliminations	26	-	-	-	-	26	-	26
Hydro Oil and Energy	15,947	179	126	(1)	77	16,328	9,012	25,340
Metals	1,690	(275)	19	92	-	1,526	1,177	2,703
Rolled Products	(295)	7	5	5	-	(278)	536	258
Extrusion and Automotive	14	49	18	(10)	-	71	1,013	1,084
Other and eliminations	289	-	-	-	-	289	-	289
Hydro Aluminium	1,698	(219)	42	87	-	1,608	2,726	4,334
Hydro Agri	2,207	57	206	29	166	2,665	1,280	3,945
Other activities	13	12	178	(271)	-	(68)	1,112	1,044
Corporate and eliminations	(24)	4	996	26	(24)	978	17	995
Total	19,841	33	1,548	(130)	219	21,511	14,147	35,658

Operating Results and EBITDA

The change in EBITDA for the Group in 2002 and the most important items affecting the change follow:

EBITDA for 2002	35,658
EBITDA for 2001	37,757
Change in EBITDA	(2,099)
Prices and currency, Exploration and Production	(4,380)
Margin including currency	(3,610)
Volume	5,280
Production and exploration costs, Exploration and Production	(2,490)
Fixed costs	1,365
Non-recurring items and Restructuring costs	365
Trading and price hedging, Metals	790
Unrealized LME effects - Aluminium	315
New business 1)	2,780
Non-consolidated investees	(128)
Interest income and other financial income	(1,531)
Other income	(359)
Other	(496)
Total change in EBITDA	(2,099)

1) EBITDA contributed by newly acquired VAW and Technal.

EBITDA for Oil and Energy was NOK 25,340 million in 2002, a reduction of 8 percent in relation to 2001.

Hydro's oil and gas production in 2002 averaged 480,000 barrels of oil equivalents (boe) per day, an increase of some 14 percent from 2001. The positive effect of the increased production was largely offset by lower oil prices stated in NOK as a result of the strong appreciation of the NOK against the USD. Average production for 2003 is estimated at 510,000 boe per day. Hydro's access to new oil and gas reserves, including the purchase and sale of field licenses and the effect of production sharing agreements (PSA) on international fields, comprised 187 percent of its annual production. The reserve replacement ratio was 98 percent, excluding purchases and sales of licenses and the effect of PSAs on international fields. Exploration activities in 2002 were disappointing and approximately NOK 3.6 billion were expensed for the year.

Aluminium EBITDA for 2002 increased to NOK 4,334 million from NOK 2,543 million primarily as a result of the VAW and Technal acquisitions which contributed to EBITDA of NOK 2,485 million. Operations expanded significantly in 2002 with the integration of these businesses during the year. Efforts to realize synergies and other improvement programs continued according to plan. Aluminium's underlying results reflected difficult market conditions which impacted all sub-segments during 2002. In response to the economic conditions, customers reduced their inventories which led to a decline in demand for metal products. As a result, overcapacity in the markets put pressure on both LME prices and product margins. The strong Norwegian kroner and high

salary and cost levels in Norway contributed significantly to a weakened competitive position for Norwegian production units. This, in combination with low aluminium prices, resulted in weak results for these Norwegian units.

Agri achieved an EBITDA in 2002 of NOK 3,945 million compared to NOK 4,402 million in 2001. The decline was caused by the appreciation of the NOK relative to the USD and EUR. EBITDA expressed in USD remained unchanged at approximately USD 500 million. Agri maintained its level of earnings from the previous year, despite a weak fertilizer market during most of the year. Market shares increased in Europe and sales volumes outside of Europe increased to a level greater than sales in the European market.

During 2002, KFK divested substantial parts of its operations. In addition, Hydro signed an agreement for the sale of the Flexible Packaging unit to Alcan Inc., which the EU Commission announced it would not oppose in late February 2003. In total, Hydro has entered into contracts for divestments of over NOK 6 billion out of its total target for 2002-2003 of NOK 10 billion.

Earnings from non-consolidated investees were 33 million in 2002 compared to NOK 566 million in 2001. Currency losses of NOK 460 million in a non-consolidated investee in Brazil which produces alumina, was expensed in 2002, compared to NOK 159 million in 2001.

Hydro Energy has outstanding purchase contracts for electricity that are primarily intended to secure the power supply for other operating segments within Hydro. Accordingly, Energy has corresponding sales contracts with other units within the Group. Contracts meeting certain criteria are deemed to be derivative contracts and are revalued at market value at the end of each period. At the end of 2002, exceptionally high electricity prices in Norway led to unrealized gains on external derivative contracts and corresponding losses on related internal sales contracts for Hydro Energy. Hydro units account for power contracts with Hydro Energy as ordinary purchase contracts. Therefore, such contracts are not revalued at market value at the end of each period. Elimination of the effects of the market valuation on internal contracts resulted in a positive effect on operating result and EBITDA of NOK 588 million, and was included in the Group eliminations. There have been no such significant effects in previous years. The value of the energy contracts portfolio will fluctuate in accordance with changes in market prices and the size and composition of the portfolio at any given time. Electricity prices have fallen after year-end, and the value of these contracts has been reduced.

Net financial income for 2002 was NOK 1,935 million, including a currency gain of NOK 3,262 million. During the year the US dollar and closely linked currencies such as the Canadian dollar weakened considerably against the Norwegian kroner, the EURO and the Australian dollar, resulting in unrealized currency gains on loans and currency forwards but also currency losses on receivables. Hydro started the year with an extraordinarily high cash level which was subsequently used for funding the VAW acquisition early in the year. As a result, interest income has been lower in 2002 than in the preceding year. Net interest-bearing debt at the end of 2002 was NOK 34 billion, an increase of NOK 13 billion compared to 2001. There has been no new issuance of debt during the year, however, a certain amount of the debt assumed as part of the VAW acquisition remained outstanding at year-end.

The provisions for current and deferred taxes for 2002 amounted to NOK 13,278 million, approximately 60 percent of income before tax. This amount is mainly comprised of current taxes. The equivalent figures for 2001 were NOK 13,750 million and 64 percent. On February 7, 2003, the Norwegian Supreme Court unanimously decided to accept Norsk Hydro's tax treatment of Group contribution for the year 1993. Hydro will be reimbursed NOK 177 million in taxes and NOK 148 million in interest which will be reported in the first quarter 2003 results.

EBITDA and reconciliation to income before taxes and minority interest

Hydro's steering model, Value-Based Management, reflects Hydro's focus on cash flow based indicators, before and after taxes, to measure performance in Hydro's operating segments. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as "Other income, net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro's definition of EBITDA may differ from that of other companies.

EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of Hydro's results of operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

The EBITDA figures by core business area are presented in the table below, in addition to the reconciliation from EBITDA to income before taxes and minority interest.

EBITDA NOK million	2002	2001	2000
Hydro Oil and Energy	25,340	27,604	30,641
Hydro Aluminium	4,334	2,543	5,501
Hydro Agri	3,945	4,402	3,553
Other	2,039	3,208	6,914
Total EBITDA	35,658	37,757	46,609
Depreciation	(13,912)	(12,273)	(12,538)
Restructing write-down	-	(261)	-
Amortization of excess value of non-consolidated investees	(235)	(149)	(25)
Interest expense	(3,189)	(3,721)	(4,045)
Capitalized interest expense	607	685	1,029
Net foreign exchange gain/ (loss)	3,262	(416)	(655)
Other financial items	(163)	(157)	(234)
Income before taxes and minority interest	22,028	21,465	30,141

Another cash flow based indicator used by Hydro to measure its performance is cash return on gross investment (CROGI). CROGI is defined as gross cash flow after taxes, divided by average gross investment. "Gross cash flow" is defined as EBITDA less total tax expense. "Gross investment" is defined as total assets (exclusive of deferred tax assets) plus accumulated depreciation and amortization, less all short-term interest free liabilities except deferred taxes. CROGI in 2002 was 8.5 percent compared with 9.4 percent in 2001. In order to measure the underlying performance development, CROGI is calculated based on midcycle product prices and currency rates - socalled normalized prices. In addition restructuring costs and gains and or losses on divestments, reported as "Other income, net" are excluded. Based on normalized prices, CROGI in 2002 was approximately 9 percent compared to approximately 8 percent in 2001. The normalized prices used are: an oil price of US dollar 18 per barrel, an aluminium price (London Metal Exchange) of US dollar 1,500 per tonne, a CAN 27 fertilizer price of US dollar 113 per tonne and a US dollar - Norwegian kroner exchange rate of 8.00.

The following table presents a reconciliation of total assets to gross investment for 2002 and 2001:

CROGI Total Hydro


%
14
12
10
8
6
4
2
0
1998
1999
2000
2001
2002

Reconciliation of Operating Income to Gross Cash Flow

NOK million	2002	2001	2000
Operating Income	19,841	21,083	28,466
+ Equity in net income non-consolidated investees	33	566	672
+ Interest Income (Note 8)	1,515	2,762	1,803
+ Net loss on securities (Note 8)	(269)	(113)	(168)
+ Dividends received (Note 8)	172	198	112
+ Other Income (Note 9)	219	578	3,161
+ Depreciation, depletion and amortization	13,912	12,273	12,538
+ Restructuring write-down (Note 6)	-	261	-
+ Amortization of excess value for non-consolidated investees (Note 13)	235	149	25
= EBITDA	35,658	37,757	46,609
- Tax expense	(13,278)	(13,750)	(16,178)
Gross Cash Flow	22,380	24,007	30,431

Reconciliation of Total Assets to Gross Investments

NOK million	2002	2001
Total Assets	207,211	197,922
Deferred Tax Assets	(4,110)	(3,104)
Other Current Liabilities	(38,331)	(32,245)
Accumulated Depreciation PP&E	99,217	95,215
Accumulated Depreciation Goodwill and Intangible Assets	2,284	2,357
Accumulated Amortization of Goodwill and Excess Value in Non-consolidated Investees	406	357
Other	(1,281)	(1,663)
Gross Investment	265,396	258,839

The development of Hydro's result is primarily effected by price developments of Hydro's main products oil, aluminium and fertilizer in addition to foreign currency fluctuation of the most significant currency, the US dollar, against the Norwegian krone. For an indication of the sensitivity regarding prices and foreign currency fluctuation for 2003, refer to the table below. The sensitivity analysis is based on 2003 expected production volumes as well as normalized prices, shown above. The table illustrates the Income Statement's sensitivity before and after tax.

Indicative income statement sensitivities

NOK million			
Price sensitivity	Pre tax	After tax	Change
Oil price sensitivity O&E	1,300	350	1 USD
Oil price sensitivity Agri	(110)	(80)	1 USD
Oil price sensitivity	1,190	270	1 USD
LME price sensitivity			
Aluminium	830	580	100 USD
CAN price sensitivity Agri	500	350	10 USD
USD sensitivity *			
USD sensitivity O&E	3,000	810	1 NOK
USD sensitivity Aluminium	1,650	1,160	1 NOK
USD sensitivity Agri	800	560	1 NOK
USD sensitivity Hydro	5,450	2,530	1 NOK
USD sensitivity			
Financial Items **	(2,440)	(1,340)	1 NOK
USD sensitivity NET	3,010	1,190	1 NOK

* USD sensitivity estimates assuming USD/NOK changes, all other currencies fixed against NOK

** Excluding cash flow hedges and equity hedge of total exposure USD 1,275 million and USD 400 million debt in USD-based subsidiaries

Hydro's Critical Accounting Policies

In December 2001, the SEC issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," referred to as FR 60, suggesting that companies provide additional disclosure and commentary on those accounting policies considered most critical. FR 60 considers an accounting policy to be critical if it is important to a company's financial condition and results and requires significant judgment and estimates on the part of management and its application.

Hydro's consolidated financial statements and supplementary information were prepared in accordance with generally accepted accounting principles in the US (US GAAP) and in Norway (N GAAP). Note 1 in the Notes to the consolidated financial statements describes Hydro's significant accounting policies. Inherent in many of the accounting policies is the need for management to make estimates and judgments in the determination of certain revenues, expenses, assets, and liabilities. The following accounting policies represent the more critical areas that involve a higher degree of judgment and complexity which, in turn, could materially impact Hydro's financial statements if various assumptions were changed significantly. Hydro's senior management has discussed estimates underlying certain of its critical accounting policies with its independent auditors.

Hydro believes that the following represents its critical accounting policies as contemplated by FR 60.

Oil and Gas Exploration Costs

Hydro uses the "successful efforts" method of accounting for oil and gas exploration and development cost. Oil and gas exploration costs, excluding exploratory well costs, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized until a determination can be made as to whether proved reserves exist. Costs related to acquisition of exploration rights are allocated to the relevant geographic areas and are charged to operating expense if no proved reserves are determined to exist. If proved reserves are determined to exist, the acquisition costs, and cost of exploration wells are amortized to become part of the cost of oil and gas produced. Management interprets geological information in order to make a judgment on the existence of proved reserves.

A determination that proved reserves do not exist can result in a reduction to long-term assets and an increase in operating costs. The amount of the impact depends on the level of current drilling activity and the amount of exploration costs currently capitalized. During 2002, exploration activity (expenditures) totalled NOK 2,495 million, of which NOK 430 million was capitalized during the year. Including capitalized exploration costs and acquisition costs from prior periods, NOK 3,558 million was expensed during the year. At the end of 2002, NOK 1,398 million of such costs were capitalized pending the evaluation of drilling results and planned development, of which NOK 82 million relates to acquisition costs.

Proved Oil and Gas Reserves

Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reserves are revised as oil and gas are produced and additional data become available. Future changes in proved oil and gas reserves can materially impact unit-of-production rates for depreciation, depletion, amortization, decommissioning and removal provisions as well as for impairment testing for upstream assets.

Downward revisions in reserve estimates or decline in oil price can result in higher depreciation and depletion expense in future periods. If the changes were significant enough that the estimated future cash flows from the remaining reserves were insufficient to recover the unamortized capitalized costs, a write-down of the assets' book value would result. Conversely, upward revisions in reserve estimates can result in lower future depreciation, depletion and amortization. Depreciation, depletion and amortization related to oil and gas producing activities in 2002, 2001 and 2000 were NOK 8,553 million, NOK 7,423 million and NOK 7,596 million, respectively.

Commodity Instruments and Risk Management Activities

Hydro's revenues, operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing commodity prices for oil, LME, and the US dollar exchange rate. The historical volatility in these commodity prices materially affects Hydro's financial condition, liquidity, ability to obtain financing, and operating results. Depressed prices can have a negative impact on Hydro's financial results. The majority of Hydro's oil and aluminium production is sold at market prices. To mitigate unwanted price exposure and to protect against undesirable price developments, Hydro utilizes physical and finacial commodity instruments on a limited bases. Entering into such positions requires management to make judgements about market conditions and future price expectations. It is important to note that use of such instruments may prohibit Hydro from being able to realize the full benefit of a market improvement. To further understand Hydro's sensitivity to these factors please refer above to the "Indicative income statement sensitivities" table.

Asset Retirement Obligations

Hydro has adopted as of January 1, 2003 SFAS 143, "Accounting for Asset Retirement Obligations." Among other things, SFAS 143 requires significant changes in the accounting treatment for asset retirement obligations such as abandonment of oil and gas production platforms, facilities and pipelines. Specifically, the fair value of a liability for an asset retirement obligation is required to be recorded when incurred. Furthermore, the liability is to be accreted for the change in its present value each reporting period. Determination of the obligation requires management to make assumptions about the future costs associated with removal, including which assets will require removal, the timing and the method of removal. Moreover, determination of the fair value of the liability includes assessing the appropriate discount rate to use and the useful life of the related long-lived asset based on comparable market terms. Asset retirement obligations have the most significant impact on the property plant and equipment and long-term liabilities of Oil and Energy. Revisions of estimates for asset retirement obligations will influence asset value and future operating expenses.

Impairment of Long-Lived Assets

Hydro adopted as of January 1, 2002 SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." Under SFAS 144, management is required to assess the conditions that could cause an asset to become impaired and require a write-down upon determination of impairment for long-lived assets held by the Company. These conditions include whether a significant decrease in the fair value of the asset(s) has occurred, changes in the Company's business plan for the asset(s) have been made, or whether a significant adverse change in the local business and legal climate has arisen. The amount of such an impairment charge is based on the estimated fair value of the asset compared to its carrying value. Fair value measurements include assumptions made regarding future cash flows associated with the asset under evaluation.

Impairment charges result in a decrease to property, plant and equipment on the balance sheet and an increase in operating costs.

Contingencies and Environmental Liabilities

Contingencies and environmental liabilities are recorded when such items are asserted, or are probable of assertion, and the amount of potential loss can be reasonably estimated. Evaluation of contingencies requires management to make assumptions about the probability that contingencies will be realized and the amount or range of amounts that may ultimately be incurred. Environmental liabilities require interpretation of scientific and legal data, in addition to assumptions about probability and future costs. Changes in these assumptions can affect the timing and amounts of recorded liabilities and costs.

Business Combinations

In accounting for the acquisition of VAW Aluminium AG and Technal, a French building systems company, Hydro was required to determine the fair value of assets, liabilities, and intangible assets at the time of acquisition. Purchase accounting is subject to a number of assumptions including useful lives of assets, discount rates in different environments, replacement costs and timing of certain future cash flows.

The purchase price in the VAW acquisition was EUR 1,911 million (NOK 14.9 million). See Note 2 in Notes to the consolidated financial statements for a specification of the allocation of this purchase price to assets and liabilities acquired. The purchase price allocation is preliminary and will be finalized during the first quarter of 2003. Any revisions in the amount allocated to the assets and liabilities acquired will result in adjustments to goodwill.

Goodwill and Intangible Assets

Under SFAS 142, "Goodwill and Other Intangible Assets," goodwill and certain intangible assets are no longer systematically amortized, but reviewed at least annually for impairment.

The largest portion of goodwill was recorded in the North America sector of the Extrusion and Automotive subsegment. Management assessed the fair value of the sector's goodwill to the carrying value of the sector's net assets. Assumptions related to certain cash flow forecasts and the discount rate was made reflecting the sector's industry. Total goodwill evaluated for impairment during 2002 was approximately NOK 1,200 million. An impairment of NOK 52 million was recorded related to divestment of certain assets.

Intangible assets determined to have indefinite useful lives are not amortized until a finite life can be estimated. Such assessment requires management to look at the legal, regulatory, competitive, and contractual factors to determine whether the useful life of the asset acquired was considered to be indefinite. In relation to the acquisition of Technal, management assessed the trademarks acquired based on such factors and determined that they had finite useful lives. Goodwill and intangible assets are included in prepaid pension, investments, and other non-current assets.

Income Taxes
Hydro calculates deferred income tax expense based on *the difference between the tax assets' carrying value for* financial reporting purposes and their respective tax basis that are considered temporary in nature. This computation requires management's interpretation of complex tax laws and regulations in many tax jurisdictions where Hydro operates. Valuation of deferred tax assets is dependent on management's assessment of future recoverability of the deferred benefit. Management's judgement may change and consequently such may effect the results for each reporting period.

Employee Retirement Plans
Hydro's employee retirement plans consist primarily of defined benefit pension plans. Measurement of obligations under the plans requires a number of assumptions and estimates to be made by management. These include future salary levels, inflation, discount rates, years of future service, and rate of return on plan assets. Changes in these assumptions can influence the funded status of the plan as well as the net periodic pension expense.

Business Segment Information
Hydro's operating segments consist of the three core business areas Oil and Energy, Aluminium and Agri. Each business area is divided into sub-segments representing different parts of the value chain follows:

Oil and Energy:	Exploration and Production
	Energy and Oil Marketing
Aluminium:	Metals (Primary Metals and Metal Products)
	Rolled Products
	Extrusion and Automotive (including the North America sector)
Agri:	Agri (Fertilizer and Industrial Gases and Chemicals)

In addition, Hydro is in the petrochemicals business and is engaged in other activities. A discussion of the operating results for each of the sub-segments within Hydro's core business areas, as well as for Other Activities, follows.

HYDRO OIL AND ENERGY

EBITDA in NOK billion


30
24
18
12
6
0
1998
1999
2000
2001
2002

NOK million	*2002*	*2001*	*2000*
Operating Revenues	**51,741**	52,016	55,123
Operating Income	**15,947**	19,178	21,804
EBITDA	**25,340**	27,604	30,641
Gross Investment	**140,119**	128,705	120,608
CROGI	**11.9%**	13.0%	14.4%
Number of employees	**4,039**	3,891	3,912

Hydro Oil and Energy consists of the sub-segments "Exploration and Production" and "Energy and Oil Marketing". Exploration and Production includes Hydro's oil and gas exploration activities, field development activities and operation of production and transportation facilities. Energy and Oil Marketing includes Hydro's commercial operations in the oil, natural gas and power sectors, the operation of the Hydro's power stations as well as marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers. Energy and Oil Marketing buys and/or sells almost all oil production from Exploration and Production, and sells the equity gas production on a commission basis. For this reason, the activities of Energy and Oil Marketing (excluding power production), is predominantly a margin dominated business.

Summary of key developments in 2002
Hydro Oil and Energy's operating income in 2002 was NOK 15,947 million, a decrease of 17 percent compared to 2001. 2002 EBITDA of NOK 25,340 million was down 8 percent, compared to the prior year. Operating income showed a higher decrease than EBITDA because higher total depreciation costs in 2002, due to higher oil and gas production, only affected operating income.

The most significant developments which influenced Hydro Oil and Energy's operating results in 2002 were as follow:

- Hydro's position in core areas on the Norwegian Continental Shelf (NCS) was strengthened through the acquisition from the Norwegian state (the State's Direct Financial Interest or SDFI) of increased interests in Hydro-operated Oseberg, Tune and Grane fields, which added 187 million barrels of oil equivalent (boe) of reserves, and increased the average annual production in 2002 by 24,000 boe per day.
- Oil and gas production increased by 14 percent to 480,000 boe per day (boed) from both fields on the NCS and internationally. However, the effect of the increased production on operating income was to a large extent offset by lower oil prices, stated in Norwegian kroner, as a result of the appreciation of the Norwegian kroner against the US dollar.
- Exploration activity in 2002 reached a record level of NOK 2,495 million, of which approximately 74 percent was dedicated to exploration activity outside the NCS. Total exploration costs of NOK 3,558 million were expensed in 2002, mainly due to disappointing *drilling results. This* included the costs of exploration wells and acquisition cost for exploration rights capitalized in previous years, amounting to NOK 1,492 million.
- Including purchase and sale of reserves and the effect of production sharing agreements (PSA) on certain international fields, Hydro's reserve replacement ratio was 187 percent for 2002. The reserve replacement ratio was 98 percent excluding purchase and sales of reserves and effects of PSA.
- Operating income from Energy and Oil Marketing activities increased by 17 percent to NOK 1,592 million, of which approximately NOK 220 million represented an unrealized gain resulting from marked to market valuation of the electricity contracts portfolio due to the unusually high Nordic electricity prices at the end of 2002. Electricity prices have subsequently declined and it is expected that the unrealized gain will be partly reversed over the coming quarters.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002		25,340
EBITDA for 2001		27,604
Change in EBITDA		(2,264)
Prices and currency		
- oil	310	
- gas	(1,495)	
- currency	(3,135)	
- put options	(60)	
		(4,380)
Volume		4,660
Fixed costs		185
Production costs		(330)
Exploration costs		(2,160)
Other income		(102)
Other		(137)
Total change in EBITDA		(2,264)

EXPLORATION AND PRODUCTION

NOK million	2002	2001	2000
Operating Revenues	**34,009**	33,282	35,494
Operating Income	**14,329**	17,813	20,108
EBITDA	**23,332**	25,768	28,656
Gross Investment	**128,486**	118,563	111,021
CROGI	**11.8%**	13.1%	14.5%
Number of employees	**2,838**	2,724	2,628

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	23,332
EBITDA for 2001	25,768
Change in EBITDA	(2,436)
Prices and currency	(4,380)
Volume	4,595
Production costs	(330)
Exploration costs	(2,160)
Other Income	77
Other	(238)
Total change in EBITDA	(2,436)

Revenues and market conditions
Exploration and Production's operating revenues in 2002 were NOK 34,009 million, an increase of approximately 2 percent from the previous year. The main reason for the increase was the higher level of production of oil and gas in 2002, up approximately 14 percent compared to 2001. The effect of the increased production on 2002 operating revenues and income was offset to a large extent by the lower oil prices, stated in Norwegian kroner, as a result of the appreciation of the Norwegian kroner against the US dollar. In addition realized gas prices were lower in 2002 compared to 2001. The average realized oil price in Norwegian kroner was NOK 194 (USD 24.70) per barrel in 2002 compared with NOK 217 (USD 24.20) in 2001. Hydro realized an average gas price in 2002 of NOK 0.95 per standard cubic meter compared to the average realized gas price in 2001 of NOK 1.21 per standard cubic meter. The decrease reflects the decline in oil product prices (gas prices under long-term contracts primarily follow oil product price developments with a time lag) and strengthening of Norwegian kroner against Euro.

Exploration and Production's average total production of oil and gas in 2002 was 480,000 boed compared to 421,000 boed in 2001. This includes production limits set by the Norwegian government of an average of 7,500 boed in the first half of 2002. Oil production accounted for 77 percent of the total production in 2002, approximately the same percentage as in 2001. Gas production increased to a total of 6.4 billion standard cubic meters in 2002 compared to 5.4 billion standard cubic meters in

2001. Oil and gas production reached its peak in fourth quarter in 2002, with an average production of 540,000 boed.

Hydro experienced strong production growth from both Norwegian and international fields. Production from Norwegian fields increased partly as a result of the purchase of SDFI assets, which increased its interests in the Oseberg fields, and partly due to increased production from the Snorre B and Åsgard fields. Outside the NCS increased production came from the Girassol field in Angola (production start in December 2001) and the Terra Nova field in Canada (production start in January 2002). International production accounted for 10 percent of the total oil and gas production, up from 4 percent in 2001. Maintenance stops in 2002, primarily in the third quarter, caused production losses (or delayed production) of approximately 9,000 boed, compared to approximately 11,000 boed in 2001.

As Energy and Oil Marketing purchases and sells Hydro's Norwegian equity production of oil, about 67 percent of Exploration & Production's revenues in 2002 were from internal sales. Equity production of gas and international oil production are sold by Energy and Oil Marketing on behalf of Exploration and Production and account for the majority of the external revenues.

Exploration and Production also derives revenues from ownership interests in the oil and gas transportation systems on the NCS. These systems include pipelines and processing plants. Hydro's interests in fields on the NCS and its interests in the transportation systems have been fairly closely aligned, such that tariff revenues and costs largely offset one another. In 2002, Hydro incurred tariff costs that exceeded tariff revenues, primarily reflecting its higher interest in the Oseberg fields than in the transportation systems used by these fields.

Operating costs

Operating costs consist of exploration costs, production costs, net transportation costs, depreciation and abandonment costs and other income/cost. In 2002, Hydro's total operating costs was NOK 100 per boe, an increase from the 2001 level mainly due to increased exploration costs. The 2002 operating costs (excluding exploration costs) of NOK 79 per boe were in line with the 2001 operating costs (excluding exploration costs) of NOK 81 per boe.

Hydro's total exploration costs and cost of appraisal of discoveries amounted to NOK 3,558 million in 2002, compared to NOK 1,400 million in 2001. Costs related to exploration activity for 2002 were NOK 2,495 million, compared to NOK 2,018 million in 2001. In 2002, a major part (74 percent) of Hydro's exploration activity was dedicated to areas outside the NCS, mainly in Angola, Canada, Iran and the Gulf of Mexico.

Exploration activity includes the costs of exploration wells, geological studies, field development studies, the purchase of seismic data and studies, administration of exploration licenses, area fees and, in certain international areas, acquisition costs of exploration rights (fees paid for access to prospective exploration areas). Exploration activity is accounted for according to the successful efforts method. Drilling costs for exploration wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to the operating expense. Costs relating to acquired exploration rights are allocated to the relevant areas and charged to operating expense upon determination that proved reserves will not be found in the area. All other exploration activity is expensed as incurred. Well costs and acquisition costs of exploration rights, that have been capitalized in previous years, are expensed if future development is not considered commercial.

Of a total of 31 exploration wells that were completed in 2002, 12 proved successful as of year-end 2002, and 2 remained under evaluation. Discoveries were made in Angola, Libya, Canada and Norway, but the overall result from 2002 exploration activity was not satisfactory. Of Hydro's total exploration activities in 2002, NOK 2,066 million was expensed primarily due to unsuccessful result mainly in Angola, Gulf of Mexico, Trinidad and Norway.

In 2002, total exploration costs were higher than the cost relating to exploration activity due to expensing of previously capitalized costs of exploration wells and acquisition costs in the amount of NOK 1,492 million. This included acquisition costs paid for accessing prospective exploration areas as Block 34 in Angola and Gulf of Mexico that were capitalized in 2001. As a result of disappointing exploration wells mainly in Angola and Gulf of Mexico, such costs totaling NOK 1,118 million, together with the well costs, were expensed during 2002. At the end of 2002, remaining capitalized acquisition costs of exploration rights amounted to NOK 82 million.

Hydro's average production cost, defined as the cost of operating fields, including CO_2 emissions tax, insurance, gas purchased for injection, and lease costs for production installations (but excluding transportation tariffs, operating cost transportation systems and depreciation), was NOK 23 per boe in 2002, compared to NOK 24 per boe in 2001. The cost of operating fields includes offshore operational costs, maintenance, onshore technical support, logistics and administrative support. All operations are under extensive cost control, and Hydro's operated fields are benchmarked against other operators. This control and benchmarking enabled 2002 production costs per boe to remain at approximately the same level as in the previous year despite an average increase in wages in the Norwegian industry of approximately 5 percent in 2002. The increased production efficiency led to higher production and more effective operations, and thus lower costs per boe.

Total depreciation cost increased in 2002 as a result of higher production levels. Depreciation, including accruals for abandonment and well closure costs and write-downs (but excluding depreciation on transportation systems), averaged NOK 46 per boe in 2002, the same level as in 2001. The 2002 depreciation cost figure included a write-down on the Vale satellite totaling NOK 174 million. Depreciation and accruals for abandonment and well closure are accounted for under the unit of production method under which fields are depreciated over the production profile of the proved developed reserves. Costs capitalized for depreciation include expenditures for platform and sub-sea installations, productions wells, inter-field pipelines, capitalized interest and capitalized exploration. The complexity of developing fields in deep water requires considerable expenditures that generally lead to relatively high depreciation costs per boe. Depreciation makes up a larger part of Hydro's total operating costs per boe than production costs. Capital expenditures are subject to extensive cost control measures in order to reduce charges over the life of the fields. Efforts are also aimed at improving recovery and increasing reserves, which translate into lower operating costs per boe.

Net transportation costs include operating costs for transportation systems, depreciation on transportation systems (on a linear basis according to the license period), tariff revenues and tariff costs. Net transportation costs were NOK 9 per boe in 2002, the same level as in 2001, but are expected to increase mainly as a result of higher ownership interests in fields than in the transportation system used by these fields. The establishment, effective as of January 1, 2003, of Gassled, the new gas transportation joint venture on the NCS, is not expected to substantially change Hydro's overall net transportation costs.

Operating income and EBITDA

Exploration and Production's operating income in 2002 was NOK 14,329 million, down NOK 3,484 million (20 percent) from the prior year. Exploration and Production's EBITDA in 2002 was NOK 23,332 million, down NOK 2,436 million (9 percent) from the prior year. The main contributor to the decrease in operating income and EBITDA was the high exploration cost expensed in 2002. The effect of lower oil and gas prices in NOK was offset by higher oil and gas production.

Outlook

Hydro will continue to focus its exploration and production strategy for the coming years on growing Hydro's exploration and production activities, balancing the portfolio and continuing to focus on cost improvements to improve profitability.

Hydro's efforts to expand its exploration activities and reserve base internationally led to an extensive drilling program in 2002 that will continue in 2003, but in accordance with the original plan at a lower activity level, in accordance with the original plan, than in 2002. Hydro's total exploration activity in 2003 is estimated at NOK 1.9 billion, of which approximately 75 percent will be allocated to international activities. In 2003, Hydro anticipates that the major part of its international exploration activity will be allocated to Angola, Iran, Canada and the Gulf of Mexico. Other areas of activity include Libya and Russia. On completion of the planned drilling program, Hydro will perform an evaluation of its international exploration entry strategy before entering into new commitments. Although 2003 will see a low exploration level on the NCS, Hydro still believes that there are interesting remaining exploration potential on the NCS.

Hydro's objective is to maintain its position as an efficient operator on the NCS and to maintain its operating cost (excluding exploration activities) at approximately the same level as 2002.

As announced in January 2003, Hydro is making adjustments in the organization as a result of fewer prospective development tasks and the transfer of operatorship of the fields in the Tampen area of the NCS. The total reduction in staffing is estimated to be around 300 consultants and permanent employees. Estimated reduction in staffing is in addition to the 535 employees that were transferred to Statoil as part of the transfer of operatorship. Costs associated with these efforts will be included in the operating results for 2003 while cost savings are expected to take effect from 2004.

Hydro expects its oil and gas production to increase by approximately 8 percent as an annual average during the period 2001-2006 based on its current portfolio. In 2002, Hydro's total production grew by 14 percent. In 2003, the total estimated production is expected to be approximately 510,000 boed, an increase of 6 percent. Contributing to the increased production is the expected start-up of production from the Grane field as well as the full effect of the increased interest in the Oseberg fields.

A main focus for Hydro in 2003 is to prepare for the development of the Ormen Lange gas field on the NCS. This is the largest undeveloped gas field on the NCS, at a water depth of 1,000 meters. The Plan for Development and Operation (PDO) is planned to be submitted to the authorities for approval in the fourth quarter of 2003 together with the Plan for Installation and Operation of the export pipeline system to the UK. Hydro will be the operator for the development of the field. Production is scheduled to begin in 2007. Hydro holds an ownership interest in the field of approximately 18 percent.

The International Energy Agency's (IEA) demand forecast for petroleum products in 2003 is 78.0 million barrels per day, an increase of 1.1 million barrels per day from 2002. The main reason for the increased demand in 2003 is the expected recovery of the global economy. IEA expects an increase in non-OPEC supply of 1.3 million barrels per day. This indicates that there can be no increase in OPEC production if prices are to be kept stable at a high level.

It is expected that the global oil market in 2003 will continue to be heavily influenced by the OPEC cartel and the development in the world economy. In addition, the market developments are subject to considerable uncertainty given a possible war in Iraq and the current political unrest in Venezuela. The effect of a war in Iraq on the global oil market is largely dependent on the damage such conflict might inflict on oil installations in the area. OPEC is capable of replacing Iraqi supply to the market, but if the conflict were to escalate to involve the countries surrounding Iraq, a reduction of global crude oil supply is possible. For Hydro, war activities in Iraq may also mean the postponement of planned drilling activity on the Hydro-operated Anaran Block in Iran, as the field is close to the border of Iraq. In Venezuela, the third-largest crude oil producer in OPEC, political disturbances are expected to last well into 2003.

It is expected that market management by OPEC, together with political tension in Iraq and Venezuela to keep the forward Brent Blend market for the first quarter of 2003 at levels well above the average price for 2002. The forward market is currently close to the average price for 2002 for the second half of 2003, as the market expects reduced world political tension through the year.

ENERGY AND OIL MARKETING

NOK million	2002	2001	2000
Operating Revenues	39,780	43,959	45,500
Operating Income	1,592	1,365	1,669
EBITDA	1,982	1,836	1,956
Gross Investment	11,580	10,184	9,633
CROGI	12.3%	12.2%	13.2%
Number of employees	667	678	608

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	1,982
EBITDA for 2001	1,836
Change in EBITDA	146
Margin, including currency	(25)
Volume	65
Fixed costs	185
Other income 1)	(179)
Other	100
Total change in EBITDA	146

1) Gain on sale of electricity grid assets in 2001.

Operating Revenues and Market Conditions

Energy and Oil Marketing includes Hydro's commercial operations in the oil, natural gas and power sectors. Except for the operation of Hydro's power stations, the activities of Energy and Oil Marketing are predominantly margin-based sales and trading activities.

Energy and Oil Marketing's operating revenues in 2002 were NOK 39,780 million, a decrease of 10 percent compared to 2001. Revenues from oil trading and refinery activities and oil marketing activities declined primarily due to a reduction in refined product prices, while revenues from gas sourcing and marketing activities increased due to increased gas trading volume. Revenues from power sourcing and marketing activities declined due to the unusual situation in the Nordic electricity market, as described in further detail below under the caption "Operating income and EBITDA".

In 2002, internal sales to other business areas within Hydro amounted to NOK 3,985 million, including internal sales to Hydro Agri and Hydro Aluminium's Metals sub-segments of NOK 1,616 million and NOK 1,532 million respectively. Internal sales in 2001 were NOK 4,509 million. All internal sales are at market prices.

Hydro's electricity production was slightly higher in 2002 than the previous year (10.3 TWh in 2002 compared to 9.8 TWh in 2001).

The oil marketing activities include marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers in Scandinavia and the Baltic countries. Hydro owns 100 percent of the operating unit in Sweden and 50 percent of Hydro Texaco, an oil marketing company with retail outlets in Norway, Denmark and the Baltic countries. Because Hydro Texaco is partly owned, its results are not reflected in Energy and Oil Marketing's operating revenues, operating costs or operating income but the net results from this activity are included in EBITDA.

Operating costs

Energy and Oil Marketing's operating costs in 2002 were 10 percent lower than in the prior year. The primary components of Energy and Oil Marketing's operating costs are purchase costs of crude oil, natural gas and electricity. Similar to operating revenues, the operating cost level is largely a function of volume traded and the level of prevailing market prices for these commodities. The decline in operating costs in 2002 reflected the unusual situation in the Nordic electricity market experienced at the end of 2002, described in further detail under the caption "Operating income and EBITDA".

Other important elements in operating costs include refining costs, power plant operating costs and fixed costs. Refining costs per barrel, comprised of both fixed and variable processing costs, decreased from NOK 13.0 in 2001 to NOK 11.4 in 2002.

Power plant operating costs of NOK 610 million in 2002 remained virtually unchanged compared to the prior year.

Energy's fixed costs in 2002 increased by NOK 88 million compared to the prior year, primarily as a result of planned organizational development to better position Hydro to capture business opportunities in the changing, increasingly liberalized European gas market.

Operating income and EBITDA

Energy and Oil Marketing's operating income in 2002 was NOK 1,592 million, an increase of 17 percent compared to the prior year. EBITDA for Energy and Oil Marketing was NOK 1,982 million in 2002 compared to NOK 1,836 million in 2001, an increase of 8 percent. EBITDA for 2001 included a NOK 179 million gain on the sale of electricity grid assets.

Operating income from the power sourcing and marketing activities was NOK 1,185 million in 2002, an increase of approximately 48 percent compared to the previous year. The increase to a large extent reflects the substantial net increase in the fair value of the derivative electricity contracts portfolio at year-end due to the unusually high prices in the Nordic electricity market as a result of very low reservoir levels resulting from exceptionally low precipitation and increased consumption due to cold weather. Additionally, the increase was contributed by somewhat higher production compared to prior year. As described above, most of Energy and Oil Marketing's activities are margin-based sales and trading activities except for the income from the operation of Hydro's power stations. This explains the power sourcing and marketing business's relatively large share of operating income relative to its contribution to operating revenues.

Energy is responsible for securing electricity in the market for Hydro's own consumption, fulfilling delivery commitments to external parties and reducing the risk of price fluctuations in the electricity portfolio. This is accomplished by managing Hydro's own production and entering into contracts in the electricity markets. As noted above, Nordic electricity prices were unusually high towards the end of 2002. Average spot prices for 2002 increased to 20.1 øre per kWh compared to 18.7 øre per kWh in 2001. Spot prices increased strongly during the last quarter of 2002 and ended the year at 62.6 øre per kWh. The forward prices for 2003 were also high at year-end 2002. To compensate for this situation, and the consequent expected reduction in Hydro's own production of electricity in 2003, Hydro purchased electricity contracts in the derivative market for deliveries in 2003. Contracts meeting certain criteria are deemed to be derivative contracts and are revalued at the end of each accounting period. Operating income for 2002 includes a net unrealized gain of approximately NOK 220 million relating to such contracts. Spot and forward electricity prices have fallen in the early part of 2003 and as a result, Hydro expects that the net unrealized gain relating to these contracts will be partly reversed over the coming quarters.

Operating income for the oil trading and refining activities was NOK 388 million in 2002, a decline of approximately 32 percent from the previous year. Operating income derived from refining operations was NOK 120 million in 2002, a decline of NOK 107 million (approximately 47 percent) compared to 2001. Average refining margins for 2002 were US dollar 2.21 per barrel, approximately 41 percent lower than in 2001 as result of lower global demand for refined products in 2002. The planned 6-week maintenance shutdown of the Scanraff refinery further depressed operating income. Operating income in 2002 included inventory gains of approximately NOK 64 million, reflecting a positive impact of NOK 163 million due to increase in crude oil prices and a negative impact of NOK 99 million due to appreciation of the Norwegian kroner against the US dollar.

Other oil trading and refining activities, consisting of crude oil trading, gas liquids trading and shipping, generated operating income in 2002 of NOK 261 million, a reduction of NOK 42 million (approximately 14 percent) compared to 2001. While income from crude oil trading in 2002 increased by NOK 88 million compared to 2001, results from shipping activities decreased by NOK 109 million due to a weak shipping market as result of high shipping capacity.

Operating income from the gas sourcing and marketing activities decreased to NOK 81 million in 2002. The decrease primarily resulted from costs related to the planned organizational developments to capture business opportunities in the changing European gas market. Operating results reflected the limited arbitrage opportunities between the UK and European continental gas markets in increasingly integrated European gas markets. An unplanned 4-week shutdown of the gas pipeline "Interconnector" between Great Britain and Belgium in the third quarter of 2002 also negatively affected operating income.

Operating income for the oil marketing activities increased to NOK 68 million in 2002 from a loss of NOK 32 million in 2001. The increase reflects improved margins mainly due to lower inventory losses. In 2002 inventory gains amounted to NOK 46 million, compared to a NOK 55 million loss in 2001.

Hydro's share of net income, included in Energy and Oil Marketing's 2002 EBITDA, from Hydro Texaco was NOK 117 million, up NOK 102 million from the prior year. The main contributor to the improved result from Hydro Texaco was the improved margins, including inventory gains of NOK 45 million, compared to inventory losses of NOK 117 million during 2001.

Outlook

Reservoir levels were far below average at year-end 2002, both for Hydro-owned power stations and in the Nordic market in general. As a result, Hydro's production of power in 2003 is expected to be below the average level of 8.6 TWh. The low reservoir levels create uncertainty for the future price level in the Nordic power market. Spot prices and forward prices for 2003 have fallen rapidly during January 2003. There is a risk for rationing of power during the remainder of the winter season due to low reservoirs and inadequate import capacity. The situation during the winter 2002/03 has illustrated the underlying capacity problem in the Nordic region. Without construction of new import capacity to the region and/or new power stations, this problem will increase in line with increasing demand. The probability of a recurrence will then increase over time.

The European refining margins in 2002 were at a low level at the beginning of the year but trended slowly upwards throughout 2002 due to a gradual increase in product demand. The average European refining margins for 2003 are expected to be better than in 2002 due to the expected recovery of the global economy and low global product inventory as of the beginning of 2003.

The European continental gas market continues to be dominated by long-term contracts indexed to oil product prices. The liberalization process of the European gas market is expected to lead to a more liquid and short-term gas market, such as exists in the UK. New gas trading hubs are emerging, especially at Zeebrügge in Belgium and at Emden/Bunde at the German/Dutch border. This development may influence prices and other terms and conditions under long-term contracts which over the next years constitutes most of Hydro's natural gas deliveries. Hydro will continue to focus on profitable growth of its gas portfolio both upstream and downstream to capture the opportunities created by a more flexible and liquid European gas market.

Oil marketing activities will continue to be strongly affected by international oil prices and competitive conditions in the Scandinavian and Baltic retail markets. In 2003, Hydro expects the demand for motor fuel to be stable in the Scandinavian retail market while the demand for diesel, which is taking market share from gasoline, is expected to continue to grow by 2-3 percent annually. Furthermore, Hydro expects consumption of heating oil to continue to decline as a result of competition from other energy sources.

HYDRO ALUMINIUM

EBITDA in NOK billion


6
5
4
3
2
1
0
1998
1999
2000
2001
2002

NOK million	2002	2001	2000
Operating Revenues	65,051	51,083	51,130
Operating Income	1,698	185	3,336
EBITDA	4,334	2,543	5,501
Gross Investment	63,833	42,819	44,729
CROGI	7.1%	5.7%	10.8%
Number of employees	27,110	16,244	16,794

As of the first quarter of 2002, Hydro Aluminium is comprised of all of Hydro's and VAW aluminium AG's (VAW) aluminium and magnesium activities with the exception of VAW's Flexible Packaging operations which are included in "Other Activities." Hydro Aluminium includes the following sub-segments:

- Metals (Primary Metals and Metal Products)
- Rolled Products
- Extrusion and Automotive (including the North America unit)

Prior year amounts have been restated in accordance with this reporting structure.

Summary of key developments in 2002

During the first quarter of 2002, Hydro acquired VAW and the French building systems company, Technal. Both companies are fully integrated into Hydro Aluminium's operations. Hydro's consolidated results include the operating results of VAW as of March 15, 2002 and Technal, as of January 26, 2002.

With the VAW acquisition, Hydro Aluminium solidified its position as one of the top three integrated aluminium companies in the world. Hydro Aluminium is now a more full range aluminium company with leadership positions in new market segments (foil and lithography in the Rolled Products sub-segment), strengthened extrusion and automotive offering and a greater presence in North America and Asia. An important part of realizing the full potential of the acquisition includes capturing the synergies available from a larger scale of operations. This includes streamlining the selling, general and administration processes, reducing manning and sharing best production and other practices to enhance productivity (revenues) and reduce fixed and variable costs.

Operating income for 2002 was NOK 1,698 million, an increase of NOK 1,513 million compared with 2001. Operating income for 2001 included restructuring charges for magnesium of NOK 961 million, of which NOK 261 million related to write-down of assets, and losses on aluminium options and futures of NOK 545 million. The contribution on operating income in 2002 for VAW and Technal was NOK 1,159 million. Excluding these above mentioned items, operating income for Hydro Aluminium declined by NOK 1,152 million.

Hydro Aluminium's results reflected the difficult market conditions that impacted all of its sub-segments during 2002. In response to the economic conditions, customers reduced their inventories leading to a decline in demand for metal products. As a result, overcapacity put pressure on both LME prices and product margins. In total, the margins were reduced by more than NOK 2 billion in 2002 compared to 2001 (excluding new businesses).

Hydro Aluminium increased its total savings targets in the fourth quarter of 2002. Cost reduction targets for the combined savings programs were increased by NOK 400 million to a total of NOK 2.5 billion by the end of 2003 to be achieved with full effect in 2004. These savings are compared to the cost level of the combined Hydro Aluminium and VAW businesses in 2001. This included the target for cost savings of NOK 500 million related to the closure of the primary production of magnesium in Norway. Total costs directly related to the implementation of the improvement programs are expected to be approximately NOK 1.4 billion, of which NOK 990 million was incurred by the end of 2002.

The cost and manning reduction targets for 2002 for these improvement programs were achieved. These programs resulted in savings of approximately NOK 1 billion during 2002 compared to the base line cost level in 2001 for the combined Hydro Aluminium and VAW businesses.

Looking ahead, weak economic conditions, the threat of war in Iraq, and uncertainty about the level of aluminium exports from China create the potential, if not the expectation, of continued weak demand, price and margin pressure in 2003. Hydro Aluminium is responding to these market conditions, not only with the improvement programs mentioned above, but also by a selective investment strategy principally focused on two types:

- Plant expansions in the upstream area (both alumina and primary production), where the existing infrastructure supports a larger capacity. This can be done at a lower investment level than a corresponding greenfield investment and improves the operating cost position of the plant (often to a level comparable to the industry leaders); thereby, improving Hydro Aluminium's long-term cost position.
- Small efficiency improvement projects, such as the ongoing program to increase the amperage in the smelter potrooms thereby increasing output and improving productivity with virtually no capital costs, as well as many projects in Hydro Aluminium's downstream operations intended to improve efficiency and reduce production costs.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	4,334
EBITDA for 2001	2,543
Change in EBITDA	1,791
Margin	(2,320)
Volume	250
Fixed costs	320
Trading and hedging	790
Unrealized LME-effects	315
New business	2,485
Non-recurring items and Restructuring costs	70
Other income	25
Other	(144)
Total change in EBITDA	1,791

Margins were reduced by more than NOK 2 billion mainly due to lower realized aluminium prices stated in NOK. This negative effect was partly offset by lower fixed costs and lower depreciation. EBITDA was negatively impacted by the currency loss on the Alunorte loan of NOK 460 million in 2002 and NOK 159 million in 2001. (See discussion below).

Reductions in fixed costs and depreciation were largely as a result of improvement programs (primarily the magnesium closure; see further discussion below) designed to increase Hydro Aluminium's overall efficiency. Depreciation, excluding new businesses, was approximately NOK 320 million lower than in 2001. Of this decline, approximately NOK 100 million represented lower impairment write-downs of assets (excluding the impairment write-down of the magnesium plant in Norway).

Operating income and EBITDA for trading and hedging activities, including unrealized LME, effects improved principally because of the termination of a particular strategy resulting in realized and unrealized losses on aluminium options and futures of NOK 545 million in 2001. Trading activities' realized results increased by approximately NOK 430 million while the improvement to hedging activities was mainly due to the realized losses on the options and futures strategy of about NOK 340 million in 2001. Similarly, the positive variance on unrealized LME effects was largely explained by the unrealized losses on the same strategy of approximately NOK 205 million in 2001. In 2001, other rationalization costs not

otherwise specified were NOK 150 million, while the corresponding costs for 2002 is NOK 90 million related to the closure of an extrusion plant and offices in the US. Other non-recurring costs for 2002 related to the integration of VAW or improvement programs as well as other items affecting the understanding of Hydro Aluminium's results include the following (unless otherwise indicated below, each items impacts both operating income and EBITDA):

- In connection with the VAW acquisition, inventories were revalued at fair (market) value at the time of the acquisition. This resulted in a non-recurring higher charge to costs of goods sold of approximately NOK 200 million during 2002.
- In addition, Hydro Aluminium incurred approximately NOK 150 million in VAW integration costs (unrelated to the improvement programs) in 2002.
- Cost and manning targets in 2002 for the improvement programs were achieved. This overall program resulted in savings of approximately NOK 1 billion during 2002 compared to the base line cost level in 2001 for the combined Hydro Aluminium and VAW businesses. Closure of the primary magnesium production in Norway yielded NOK 430 million of the total savings. Additional programs announced in connection with the VAW acquisition resulted in the remaining NOK 560 million in savings compared to the cost level of the combined Hydro Aluminium and VAW businesses in 2001. Staff reductions during 2002 totaled 528 employees in the primary magnesium operations and 708 employees associated with other cost reduction initiatives.
- Total costs incurred in 2002 related to the improvement programs were NOK 300 million, of which NOK 211 million was expensed in 2002. The remainder was recorded as a liability in the opening balance sheet related to the acquisition of VAW.
- Results from non-consolidated investees included unrealized currency losses on USD-denominated loans held by a Brazilian company, Alunorte, which was NOK 460 million for 2002 an increase of NOK 301 million compared to 2001. Results from non-consolidated investees are excluded from operating income.
- Hydro Aluminium economically hedges certain revenues and raw materials in terms of LME prices and foreign currency using commodity and financial instruments with the purpose of "locking in margins" on such transactions. These positions referred to as price hedges do not qualify for hedge accounting. Realized gains or losses related to LME price hedges are included in the sub-segment's revenues or costs while unrealized effects are included at the Hydro Aluminium level reported under "Other and eliminations." Related currency effects are classified as financial items and excluded from operating income, EBIT and EBITDA

METALS

NOK million	2002	2001	2000
Operating Revenues	39,646	31,475	30,483
Operating Income	1,690	372	2,690
EBITDA	2,703	1,766	3,803
Gross Investment	34,905	26,330	28,593
CROGI	7.1%	6.0%	11.2%
Number of employees	6,284	4,561	4,532

After the acquisition of VAW on March 15, 2002, Metals includes: Hydro's former Aluminium Metal Products, consisting of production of primary aluminium, remelt activities in Europe and magnesium metal activities, as well as the primary materials and metal products activities of VAW including the high purity activities. Similar remelt activities located in North America are included in the Extrusion and Automotive sub-segment.

Through the acquisition of VAW, Hydro Aluminium increased its metal capacity by approximately 70 percent. This was a step forward in one aspect of meeting Hydro's ambition to be one of the top three integrated aluminium companies in the world. However, being among the "top" is not only about size but performance. In order to be cost competitive in the primary metals industry, a key factor relates to the scale of production necessary to achieve cost competitive unit production costs. Metals' principal focus throughout 2002 was on improving its competitive position.

To streamline operations and improve its overall cost position, Metals has initiated several expansion projects. Phase one of the aluminium plant expansion in Sunndal, Norway started production in the fourth quarter 2002 as planned. This replaced an old line (based upon outdated Søderberg technology) that was no longer cost competitive and did not meet modern environmental performance requirements. The total expansion will be completed in 2004 increasing capacity in total by 173,000 tonnes to approximately 330,000 tonnes. Furthermore, Hydro decided to participate in the expansion of the Alouette smelter in Canada. Total annual primary aluminium production capacity will increase by 307,000 to 552,000 tonnes in 2005 making Alouette the largest aluminium smelter in North America and among the world's lowest cost smelters. Hydro's share of the production is 20 percent. To strengthen its internal supply of alumina (raw material), Metals is participating in an expansion project of the Alunorte alumina refinery in Brazil. This will increase Alunorte's capacity from 1.5 million to approximately 2.3 million tonnes per year in 2003. Hydro's share of the extended production is 50 percent. When completed, Alunorte will be one of the most competitive alumina refineries in the world with further expansion potential based on local bauxite sources. During 2002, Hydro decided not to take part in a new greenfield aluminium smelter in Iceland.

The decisions are consistent with Metals' strategy to selectively invest in high potential, brownfield expansions with comparatively low investment cost and a high overall cost improvement ratio.

In 2001, Hydro Aluminium began restructuring its Norwegian magnesium business and NOK 700 million was accrued for the closure, demolition of the plant and for related staff reductions. In addition, NOK 261 million related to the write-down of the magnesium plant's net assets was charged to operating income in 2001. During 2002, fixed costs and the number of staff were reduced by approximately NOK 430 million and 528 employees, respectively. Further streamlining in Metals' administration and other functions has resulted in an additional reduction in staffing of 208 employees in 2002.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	2,703
EBITDA for 2001	1,766
Change in EBITDA	937
Margin	(2,075)
Volume	230
Fixed costs	340
Trading and price hedging	790
New business	1,520
Non-recurring items and restructuring costs	300
Other	(168)
Total change in EBITDA	937

To understand Metals' performance in 2002, the following represents one-time costs incurred related to the integration of VAW or improvement programs (unless otherwise indicated below, each item impacts both operating income and EBITDA):

- In connection with the acquisition of VAW, assets (including inventory) and liabilities were valued at fair market value as of the acquisition date. The fair value of inventory (which exceeded production cost) was included in cost of goods sold as the inventory was sold. For Metals, this negatively impacted results by NOK 78 million in 2002.
- Integration costs from the VAW acquisition were NOK 72 million.
- Expenses of NOK 144 million were recorded for improvement programs.

In addition, there were other items that specifically affect the understanding of Metals' results (unless other indicated below, each item impacts both operating income and EBITDA):

- In 2002 environmental accruals increased by NOK 65 million as a result of the completion of a major part of an environmental review.
- Results from non-consolidated investees included unrealized currency losses on a USD-denominated loan held by a Brazilian company, Alunorte, which increased by NOK 301 million compared to last year. Results from non-consolidated investees are excluded from operating income.

Market Conditions

	2002	2001	% change	2000
LME 3-month in USD	1,365	1,454	(6%)	1,567
LME 3-month in NOK	10,906	13,086	(17%)	13,805
USD/NOK	7.99	9.00	(11%)	8.81
EUR/USD	0.945	0.896	5%	0.924

Metals' 2002 operating results were adversely affected by the prevailing unfavorable market conditions throughout the year. The average three-month price for primary aluminium on the London Metal Exchange (LME) decreased by approximately 6 percent to USD 1,365 per tonne in 2002 compared to USD 1,454 per tonne in 2001. The LME price stated in Norwegian kroner (impacting smelters in Norway) dropped by 17 percent. In addition, the market premiums for the products fell significantly due to the weak market situation.

In 2002, growth in demand both in the US, the world's largest aluminium consumer, and in Europe was moderate to low. Shipments from aluminium smelters in the Western World increased by close to 500,000 tonnes in 2002 (roughly 2.5 percent). Western World production increased by about 600,000 tonnes. About 400,000 tonnes of the increased production related to new capacity and the balance was due to the restart of idled capacity in Brazil. Worldwide, production grew between 5 - 6 percent in 2002 to approximately 26 million tonnes. China has traditionally been a net importer of aluminium. However, during 2002 China's capacity and production increased by about 30 percent while consumption only grew close to 20 percent and net exports from China in 2002 were estimated at 250,000 tonnes. Over the longer term, China's consumption is expected to utilize more of its aluminium production.

Registered stocks increased by 280,000 tonnes in 2002. However, taking into account unreported inventories, the total estimated increase in primary stocks was approximately 600,000 tonnes. This reflects the low growth in industrial activity in 2002.

Revenues

Metals' operating revenues increased NOK 8,171 million and 26 percent in 2002 mainly as a result of the VAW acquisition. VAW's contribution to 2002 operating revenues amounted to NOK 12,919 million. Excluding

the revenues generated from VAW's smelter and remelting production, the decrease in operating revenues in 2002 was primarily attributable to a decline of more than 15 percent in the realized prices, measured in Norwegian kroner, for the smelters' sales volume.

Total smelter production increased from 785,000 tonnes in 2001 to 1,253,000 tonnes in 2002 largely due to the addition of VAW production of 460,000 tonnes. Production in the Norwegian smelters decreased by about 1,000 tonnes largely due to the closure of the Soderberg line in Sunndal, Norway. Metals' share of production from partially owned companies, Søral (49.9 percent) and Slovalco (20 percent), increased from 80,000 tonnes in 2001 to 89,000 tonnes in 2002 due to expansion programs.

Total sales volume in 2002, excluding VAW activities as well as trading and sourcing activities, increased 6.5 percent from 1,290,000 tonnes in 2001 to 1,374,000 tonnes in 2002 as a result of new remelting capacity that came on stream in 2002 and higher capacity utilization at the existing casthouses. External sales for trading and sourcing activities accounted for NOK 7,371 million in 2002 compared to NOK 9,989 million in 2001. The reduction in revenues was due to lower LME prices, lower US dollar rates, and lower trading volumes for alumina and physical metal. The Metals sub-segment sells a significant volume of its production internally. Excluding VAW, sales to other sub-segments amounted to around NOK 6.7 billion compared to external sales of over NOK 20.0 billion in 2002.

Operating costs

Total operating costs in 2002 reflected an increase of more than 25 percent compared to the prior year, mainly due to the VAW acquisition. Excluding VAW activities, the operating costs were down approximately 14 percent due to lower variable costs principally for raw materials and energy for the primary aluminium production.

Presently, Hydro Aluminium has secured approximately 40 percent of its alumina requirements for primary metal production through equity investments with production costs that are largely independent of LME price developments. The remaining requirements are covered by medium- to long-term contracts with price formulas based upon a percentage of the LME price.

During 2002, electricity prices remained more or less unchanged for the Norwegian smelters as a result of long-term fixed price contracts. For the former VAW smelters, electricity costs decreased since power prices of the German and Canadian smelters are linked to the LME price.

Cast house costs per tonne for the Norwegian smelters and remelter costs decreased approximately 11 percent and 7 percent, respectively, in 2002 from the prior year. This was due to a 3 percent higher output, lower alloy costs, and the successful implementation of the improvement programs.

Fixed costs (excluding higher fixed costs due to the VAW acquisition and integration) decreased by approximately 5 percent in 2002 compared to the prior year. The closure of the magnesium plant in Norway and fixed costs reductions related to the smelter improvement programs were the reason for the lower fixed cost. This more than offsets additional fixed costs related the new remelter in Spain and start-up costs for the new potline in Sunndal.

For further information on one-time costs related to the improvement programs and the integration of VAW's influence on costs in 2002, see the discussion above.

Operating income and EBITDA

Metals' operating income in 2002 was NOK 1,690 million, compared to NOK 372 million in the prior year, including NOK 1,015 million for the VAW activities. EBITDA in 2002 was NOK 2,703 million compared to NOK 1,766 million in the prior year. VAW accounted for NOK 1,520 million of the 2002 EBITDA. Results for 2001 were negatively influenced by the accrual of NOK 700 million for the closure of the Norwegian magnesium plant. Operating income in 2001 was also impacted by magnesium impairment write-downs of NOK 261 million.

Income for investments in non-consolidated investees (excluded from operating income) declined NOK 472 million in 2002 compared with 2001 mainly due to losses in Alunorte and a weaker result in the 49.9 percent-owned aluminium producer, Søral, resulting from lower LME prices. Alunorte, a 34 percent-owned alumina producer in Brazil, has a USD-denominated loan. The Brazilian real depreciated relative to the USD in both 2002 and 2001. Metals' share of the unrealized loss on revaluation of the loan into local currency was NOK 460 million in 2002 compared to NOK 159 million in the prior year.

Operating income, adjusted for the results from the VAW activities (including fair value of inventory and integration costs), restructuring costs and impairment write-downs, decreased by NOK 508 million from 2001. Excluding the results from the VAW activities (including fair value of inventory and integration cost), restructuring costs and the currency losses for Alunorte, EBITDA declined NOK 832 million in 2002 compared to 2001. Results fell mainly due to lower LME prices and a strong Norwegian kroner exchange rate. In addition, the market premiums especially for billets used for extrusion products were down approximately 20 percent (in US dollar) due to the weak market situation. Operating income benefited from lower depreciation of approximately NOK 115 million principally due to the closure of the magnesium plant. EBITDA was negatively impacted by lower non-consolidated investee results of NOK 171 million (excluding Alunorte).

Adjusting for special items (fair value of inventory, integration costs, costs in connection with improvement programs, rationalization costs and the currency losses for Alunorte), the restated EBITDA would have been about NOK 3.4 billion for 2002.

The EBITDA for trading activities increased substantially by NOK 432 million compared to the prior year due to improved realized results for all activities. EBITDA improved for hedging activities by approximately NOK 360 million for 2002 compared to 2001 when the termination of a particular strategy resulted in realized losses on aluminium options and futures of about NOK 340 million.

Outlook

The upstream aluminium industry is primarily a commodity market that is impacted by the world economic situation. The economic slowdown, which began in the US, has spread to Europe and Asia, further eroding consumer and business confidence. As a result, there is a high degree of uncertainty around market developments in 2003. Aluminium shipments can only be expected to increase in 2003 if an economic recovery materializes.

In China, strong economic growth with a corresponding high growth in the consumption of aluminium is expected for 2003. Whether China remains a net exporter of aluminium will depend upon how rapidly internal consumption of aluminium increases to absorb the current surplus.

Towards the end of 2002 and in early 2003, LME prices have fluctuated around US dollar 1,380 per tonne. Prices are expected to remain weak during 2003. Inventories are expected to increase during 2003 by approximately 500,000 tonnes.

In connection with the expansion project at the Sunndal Metal Plant, Hydro expects increased production beginning in 2003. To secure a price for part of the Company's total production for the period 2003 – 2007, approximately 480,000 tonnes have been sold forward at an average price of approximately US dollar 1,500 per tonne. In addition, approximately US dollar 720 million have been sold forward to secure the exchange rate against the US dollar at about NOK 9.3 per US dollar for the same tonnage. Both hedges are designated as a cash flow hedge against production. As a result, changes in the fair value of the contracts are included in Other Comprehensive Income (OCI). At December 31, 2002 the unrealized gain after tax for both hedges totaling NOK 185 million is expected to be reclassified from OCI into earnings for the next 12 months ended December 31, 2003. Gains and losses on these contracts included in OCI will be included in operating revenues for the periods 2003 – 2007 when the underlying designated production is sold in the market place.

Power contracts for the German smelters will expire at the end of 2005. New contracts will be negotiated, but given the present market situation and political threat of new eco taxes to be levied on energy producers, it is not possible to predict the outcome of such negotiations.

It was recently announced that the Noranda magnesium plant in Canada, a player in the magnesium industry, with a production of approximately 25,000 tonnes would be temporarily closed. The potential impact on the magnesium market is not yet foreseeable.

Metals intends to meet the challenging market conditions by continuing to improve its short and long-term competitive and cost position during 2003.

ROLLED PRODUCTS

NOK million	2002	2001	2000
Operating Revenues	**14,790**	4,228	4,221
Operating Income (loss)	**(295)**	58	(3)
EBITDA	**258**	162	86
Gross Investment	**11,937**	2,626	2,369
CROGI	**3.5%**	5.8%	3.8%
Number of employees	**4,306**	766	766

Following the acquisition of VAW, Rolled Products consists of the business units: Foil, Litho, Strip and Automotive. The rolling assets Rolled Products held prior to the VAW acquisition are now in the Strip business unit. In the discussion of Rolled Products' operating results that follows, volumes and sales growth rates are pro forma, assuming that VAW's rolled activities had been a part of Hydro Aluminium Rolled Products from January 1, 2002. In view of Hydro Aluminium Rolled Products' marginal rolled activity prior to the VAW acquisition, this manner of presentation is considered more meaningful.

Through the acquisition of VAW, Hydro Aluminium increased from a rather marginal to a leading position in the European rolled products business. Annual sales of flat rolled products expanded from 133,000 tonnes in 2001 to 834,000 tonnes in 2002.

With the ambition of becoming one of the top three integrated aluminium companies in the world, Hydro Aluminium recognized the need to strengthen its flat rolled products segment since it represents 50 percent of the world's aluminium consumption. As a result of the VAW acquisition, Hydro has established important European positions within high margin rolled products segments such as lithographic (printing) plates and foil, as well as obtaining a 50 percent ownership interest in the world's largest hotmill, Aluminium Norf GmbH (Alunorf).

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	258
EBITDA for 2001	162
Change in EBITDA	96
Margin	(30)
Volume	(60)
Fixed costs	(115)
New business	470
Non-recurring items	(170)
Other	1
Total change in EBITDA	96

Rolled Products is a typical margin business such that profit is derived from the margin above aluminium price. Rolled Products, as is the case in the rolling industry generally, produces a wide variety of products for different industries with very different product margins. There are significant spreads in margins between different products, with the most attractive products limited in terms of demand. Rolled Products' price its sales based on LME with an additional product premium referred to as product margin.

To understand Rolled Products' underlying performance in 2002, the following represents one-time costs incurred related to the integration of VAW or improvement programs (unless otherwise indicated below, each item impacts both operating income and EBITDA).

- In connection with the acquisition of VAW, assets (including inventory) and liabilities were valued at fair market value as of the acquisition date. The fair value of inventory (which exceeded production cost) was included in cost of goods sold as the inventory was sold. For Rolled Products, this negatively impacted results by NOK 125 million in 2002.
- Integration costs from the VAW acquisition were NOK 57 million.
- Expenses of NOK 41 million were recorded for improvement programs.

In addition, there were other items that aid in the understanding of Rolled Products results (unless otherwise indicated below, each item impacts both operating income and EBITDA):

- Rolled Product's sales prices are based on a margin over metal prices. The production process requires a long lead time, resulting in a normal inventory level during the process corresponding to between two and three months production. Therefore, margins are impacted by variances in inventory values resulting from changing metal prices. Falling prices result in higher cost of goods sold from products taken from inventories which reduce the segment's margin. In 2002, this negatively impacted margins by approximately NOK 200 million.
- Rolled Products uses financial instruments to economically hedge revenues into Euro and "lock in the margin" on such transactions. These positions, referred to as price hedging, do not qualify for hedge accounting. Realized currency gains were approximately NOK 60 million from such currency hedges. Currency gains and losses are classified as financial items and are excluded from operating income, EBIT, and EBITDA.

Revenues and Market Conditions

Rolled Products' operating revenues increased from NOK 4.2 billion in 2001 to NOK 14.8 billion in 2002, mainly as a result of the VAW acquisition. Rolled Products major activities are denominated in Euro and all sales revenues are economically hedged in terms of LME prices and foreign currency using commodity or financial instruments. Realized gains related to LME price hedges are included in revenues while currency effects are included in financial items.

Rolled Products increased sales volume by over 5 percent for flat rolled products in 2002 while maintaining a stable average product margin year on year. European total demand for flat rolled products grew somewhat over the same period.

Foil and litho are, relative to other rolled products, the most attractive products in terms of product margins within the Rolled Product's sectors. Although industry shipments increased by 4 percent for foil and were stable for the litho market, Hydro's sales volume in the West European market increased by 11 percent and 8 percent, respectively for foil and litho products compared to 2001.

Automotive flat rolled products are an increasingly important market for the rolled industry because of the attractive growth rates. Industry sales of flat rolled products in the West European automotive sector increased by 13 percent during 2002. Hydro is in the process of building a position in this market and has increased sales of flat rolled products within the automotive sector by 2 percent in 2002 compared with the prior year. The driver for the growth rates for flat rolled products in automotive is mainly the use of body-in-white parts, which is a term for applications that are visible on a finished manufactured vehicle. The Rolled Products segment intends to grow in this area, mainly utilizing its current asset base, in order to maintain its competitive position and to meet customer demand in this increasingly important market segment.

A breakdown of 2002 sales volumes sold by each of Rolled Products' business units (pro forma figures assuming VAW volumes were included for the entire year) is as follows:

Sales volume	Metric ton	%
Litho	112,000	12 %
Foil	137,000	15 %
Strip	534,000	59 %
Automotive	51,000	6 %
Wire Rod	75,000	8 %
Total	909,000	100 %

Operating costs

Rolled Products' cost structures vary with the aluminium price and its product mix. The metal price comprises about 60 percent of total costs. Compared with 2001, metal prices were lower reflecting the lower LME price. Other material costs including, among other things, lacquer for painted flat rolled products account for about 20 percent of the total costs. Information on inventory effects is discussed in previous sections.

An important aspect of the integration of Hydro and VAW is the strong focus on capturing synergies. A separate program with defined actions was established in 2002 to contribute to an improved cost base for Rolled Products. The synergies captured are expected to be a mix of cost savings, optimization of production systems, capitalization on specific technical and commercial knowledge, and increased sales through an extended customer base. Moreover, a cost improvement program will be launched in 2003 to reduce costs, both within sales and general administrative functions, in addition to improving the cost base in the production system.

Operating income and EBITDA

Operating income in 2002 decreased by NOK 353 million from a profit of NOK 58 million in 2001 to a loss of NOK 295 million in 2002. EBITDA increased by NOK 97 million from NOK 161 million in 2001 to NOK 258 million in 2002.

Adjusting for one-time items (fair value of inventory and integration/improvement costs), the restated operating level results would have been an operating loss of NOK 72 million and an adjusted EBITDA of NOK 481 million. The main difference between operating income and EBITDA is depreciation and amortization that increased as a result of the VAW acquisition. Weak results were attributable in part to the negative impact on margins of approximately NOK 200 million due to the variance in inventory values resulting from falling metal prices. In addition to the items described above, Rolled Products' results were significantly influenced by the loss in 2002 in the Norwegian rolling mill in Holmestrand, Norway. Holmestrand's major source of aluminium is the European scrap market, which historically has provided the plant with a margin comparable to that of primary metal. In 2002, European scrap prices increased relative to the LME price, reducing the scrap margin in Holmestrand. Furthermore, the ongoing ramp-up of the new thin gauge mill resulted in low productivity in 2002. Due to the strengthening of the Norwegian kroner against the Euro, revenues declined since Holmestand exports most of its production to other European countries.

Outlook

The general softening of the global economy had a limited effect on demand for Hydro's rolled products in 2002. However, in 2003 it is expected that there will be increased competition for a falling demand for most flat rolled products. The market outlook for 2003 is moderate at best. Rolled Products will continue to leverage on its high quality products and technological services to meet the expected challenging market in 2003.

EXTRUSION AND AUTOMOTIVE

NOK million	2002	2001	2000
Operating Revenues	24,245	22,487	23,031
Operating Income	14	(228)	650
EBITDA	1,084	632	1,612
Gross Investment	16,846	14,011	13,818
CROGI	7.0%	4.5%	11.2%
Number of employees	16,520	10,917	11,496

Extrusion and Automotive consists of Extrusion (general extrusion products and building systems), Automotive (structures including crash management systems and bumpers, castings mainly for engine blocks and precision tubing principally used in radiators, fuel cooler and liquid lines) and North America (non-automotive extrusions and remelt plants in the US).

The acquisition of VAW increased activities within Automotive for engine block castings and extrusion activities in North America. Technal strengthened building systems within Extrusion.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	1,084
EBITDA for 2001	632
Change in EBITDA	452
Margin	(225)
Volume	80
Fixed costs	85
New business	515
Non-recurring items	(50)
Other income	25
Other	22
Total change in EBITDA	452

The following one-time items and costs related to the integration of new activities impacted the performance of Extrusion and Automotive in 2002 (unless otherwise indicated below, each item impacts both operating income and EBITDA):

- Integration costs from the VAW acquisition were NOK 21 million.
- Expenses of NOK 26 million were recorded for improvement programs.
- Costs for closure of an extrusion plant and offices in North America negatively impacted results with approximately NOK 90 million.

By comparison, in 2001 costs for Automotive for rationalization and plant closures in the US and UK were approximately NOK 60 million. In 2002, plant write-downs, which impacted operating income, were NOK 22 million (NOK 113 million in 2001).

Revenues and Market Conditions

Extrusion and Automotive's operating revenues in 2002 increased to NOK 24,245 million compared to NOK 22,487 million in the previous year. Excluding the contributions of the new businesses acquired, the operating revenues were NOK 18,657 million in 2002.

A break down of the percentage of 2002 operating revenues generated by each sector within the Extrusion and Automotive sub-segment is as follows:

Extrusion	49%
Automotive	28%
North America	23%

Excluding new activities, total revenues for the Extrusion and Automotive sub-segment decreased compared to 2001. The revenues from the European activity reflected a 2 percent increase in shipments of general extrusions, while the shipments in building systems increased by 4 percent. The operating revenues from the extrusion (including remelting) activities in North America declined from 2001, due to lower demand in the general extrusion and trucking sectors. Automotive revenues grew slightly due to the start up of a new production line for crash management but this effect was more than offset by the reduction in revenues due to lower prices in precision tubing.

In 2001, North America had a tolling agreement with the Goldendale smelter, which was closed due to the power situation in the northwest region of the US. The termination of this agreement adversely impacted 2002 operating revenues. Goldendale reopened one line at the end of 2002, and this situation is expected to have a favorable impact on the operating revenues in 2003.

Despite a relatively flat demand for extrusion products in Europe, Hydro's extrusion activities increased sales volumes while maintaining margins stated in Euro. During 2002, demand in many of the extrusion and building markets showed a downward trend.

For Automotive, the US market for light vehicles was highly influenced by the record incentives offered by the manufacturers, therefore mitigating the decline to only 1.9 percent year on year. The European market also weakened throughout the year, resulting in a decline in the light vehicle sales of 2.9 percent compared to 2001.

For North America poor economic conditions impacted demand throughout the entire year while the margins for extruded products remained relatively stable.

Operating costs

Operating cost development was affected by the acquisition of VAW and Technal, a lower LME, change in the Norwegian kroner exchange rate, and productivity and cost improvements. Operating cost per tonne declined for Extrusion sector as a result of higher productivity, while for the Automotive sector, it was due to higher volumes in 2002 compared to 2001. In the North America sector, higher operating cost per tonne followed the lower production volume and increased costs from the start up of the new greenfield remelter.

In total, there was a reduction in staffing of about 430 employees within the Extrusion and Automotive sub-segment in 2002. This was the main reason for the reduction of fixed costs of approximately NOK 85 million in 2002 compared to 2001.

The operating cost and performance of the sub-segment is dependent upon its ability to adjust the cost level to weak market conditions by reducing shifts, as well as to continuously improve press productivity by the use of benchmarking tools and the transfer of best practices. Both factors have contributed to improve the underlying cost performance in the European and North American extrusion activities.

In North America, press productivity is currently on a par with the industry average for US extruders, but there is a significant productivity gap compared to Hydro's European extrusion system. Through continued transfer of competence between Hydro units it is expected that this gap can be narrowed.

Operating income and EBITDA

Operating income was NOK 14 million in 2002 compared with a loss of NOK 228 million in the prior year. Adjusted for the contribution made by VAW and Technal, operating income was NOK 108 million higher than the prior year. The main reasons for the improvement were lower depreciation and amortization and lower impairment costs than in 2001. Starting in 2002, amortization of goodwill was discontinued which positively impacted amortization between the periods. EBITDA was NOK 1,084 million in 2002 compared to NOK 632 million in 2001. Excluding newly acquired activities and the variance in one-time items (integration/improvement costs and the variance in rationalization costs), EBITDA was NOK 13 million lower than the prior year. The decline related primarily to lower results in the North America business unit, due to reduced shipments and lower capacity utilization which, as noted above, led to the decision to close one of the extrusion plants. The Extrusion and Automotive business units improved their performance in 2002. Improvements in Extrusion's results were principally due to higher volumes and improved productivity. For Automotive, the better results were largely attributable to slightly higher volumes and cost reduction programs.

Outlook

For the European extrusion activity, absence of growth in the market is expected in 2003. The German market, with 23 percent of the total European extrusion consumption and its role of fueling the other European economies, will be particularly important for 2003. The building and construction markets in Germany and the UK are expected to continue to decline, and the French market is starting to soften from what has been a good level of activity.

Within Automotive, the level of anticipated sales in global light vehicles for 2003 remains uncertain. The US market is expected to decline if the high level of incentives offered by the car manufacturers are either dropped or reduced. The European markets are also showing signs of weakness, particularly in the important German market. The uncertain political situation pertaining to the Iraqi situation is expected to have a considerable negative impact on new car sales if a war should erupt.

The North American activities face the challenges of low consumer confidence and a weak US economy in 2003. One of the major challenges is to fill the press capacity in 2003 and further improve press productivity.

Regarding the improvements put in place by the end of 2002 for the segment as a whole, the expected annualized savings is expected to be approximately NOK 275 million. Including targets achieved, Extrusion and Automotive have total targets to improve its cost savings of about NOK 370 million by the end of 2003 (with full effect from 2004). Further reductions in manning of about 225 are planned.

HYDRO AGRI

EBITDA in NOK billion



5
4
3
2
1
0
1998
1999
2000
2001
2002

NOK million	2002	2001	2000
Operating Revenues	**33,348**	37,407	36,607
Operating Income	**2,207**	2,114	1,303
EBITDA	**3,945**	4,402	3,553
Gross Investment	**30,739**	36,513	40,094
CROGI	**9.4%**	9.6%	7.8%
Number of employees	**7,371**	7,841	9,164

Hydro Agri consists of the former sub-segments "Plant Nutrition" and "Gas and Chemicals," for which separate disclosure was provided in the 2001 annual report. A/S Korn- og Foderstof Kompagniet (KFK) was also included in Hydro Agri in the prior year, but in the 2002 annual report KFK is part of "Other Activities." Prior year amounts reflected in this annual report have been restated in accordance with this revised reporting structure.

Summary of key developments in 2002

As explained in greater detail below, Agri's 2002 operating results were adversely affected by the significant weakening of the US dollar relative to the Norwegian kroner and the EUR during the year. The pricing of the majority of Agri's products (including those produced at its European plants) is directly linked to the USD. Fixed costs in Europe are, to a large extent, linked to the NOK and the EUR. Accordingly, changes in currency exchange rates have a direct impact on revenues and costs. The changes in currency exchange rates during 2002 reduced EBITDA by an estimated NOK 700 million.

The global fertilizer industry continued to experience difficult markets throughout most of 2002 as a result of low international prices of commodity products such as urea.

In 2002, European fertilizer prices for all major nitrogen products were strongly influenced by a low international urea price. Average prices for 2002 remained at USD 109 per metric tonne (fob Middle East) which is considered low on a historical basis. European Nitrate prices decreased by approximately 7 percent in 2002 reducing the nitrate margin to a more normal historical level. The higher nitrogen margin achieved compared to urea is primarily determined by competition among European producers and importers.

The relative price of nitrogen is an important element considered by customers when choosing between alternative fertilizer products with varying nitrogen content.

The average price for ammonia was USD 110 per metric tonne (fob Caribbean), down approximately 20 percent compared to 2001 reflecting lower gas prices in the US.

Total sales of fertilizer increased by 1.2 million tonnes in 2002, an increase of approximately 6 percent compared to the previous year. The increase relates to sales outside of Europe. Sales in Asia, Latin America, Africa and North America all increased between 12 and 16 percent during 2002 while European sales showed a small decline. Sales outside of Europe are primarily sourced from third parties (TPP) but also include sales of own produced product.

The industrial gases and chemicals operations significantly improved performance in 2002. EBITDA increased to almost NOK 800 million, an improvement of more than NOK 100 million compared to the prior year. Strong improvements were achieved within technical nitrates, nitrogen chemicals and industrial gases and volume increased in most major markets.

Ambitious plans and targets aimed at reducing operating capital were achieved during 2002 resulting in a reduction of approximately NOK 1,400 million. Operating capital declined a further NOK 900 million as a result of price changes and currency effects.

In November 2002, Agri divested its joint venture phosphate fertilizer business, Farmland/Hydro LP, (Florida) resulting in a negative EBITDA effect of NOK 82 million. The divestment was motivated by Agri's further strategic focus on nitrogen business. Agri also divested several other non-core assets both within the fertilizer and the industrial gases and chemicals activities. In 2002, Agri's partnership with SQM was strengthened through the establishment of the joint venture company Nu3 N.V., where SQM is one of the partners. Significant assets from Hydro in the Netherlands were transferred to the new company which produces water soluble NPK and speciality liquids.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	3,945
EBITDA for 2001	4,402
Change in EBITDA	(457)
Margin, including currency	(1,605)
Volume	345
Fixed costs	725
Non-recurring items	(25)
Non-consolidated investees	(100)
Other income	220
Other	(16)
Total change in EBITDA	(457)

Much of Agri's business is denominated in or heavily influenced by the USD. As a result, currency changes have a direct impact on revenues and costs. The pricing of the majority of Agri's products (including its European operations) is directly linked to the USD. The depreciation of the USD in 2002 had significant negative effects on revenues. However, variable cost in the European plants (mainly energy) also declined as a result of the weak USD partly offsetting the reduction in revenues. Fixed costs in Europe are, to a large extent, linked to NOK and the EUR. Excluding cost saving and efficiency programs, this implies that an appreciation of the European currencies against the USD could reduce the competitiveness of the European fertilizer business.

In order to better understand the variances included in the above table, and the underlying business results of Agri for 2002, the effects of the USD depreciation has been calculated and excluded from the following analysis. This has been accomplished primarily by converting dollar values at fixed rates. EBITDA improved approximately NOK 250 million excluding the currency effects described above reflecting and overall underlying improvement in the business.

Approximate amount in NOK million	
Total change in EBITDA as presented above	(457)
Currency effects impacting EBITDA 1)	707
Total change in EBITDA calculated with stable currency rates	250
Reductions in energy cost	400
Volume outside of Europe	100
Increased margins - industrial gases and chemicals	100
Fixed cost reduction	350
Other income 2)	220
Lower fertilizer prices/margins	(700)
Non-consolidated investees	(150)
Other	(70)
Total change in EBITDA calculated with stable currency rates	250

1) Currency effects have been isolated by applying constant (2002) exchange rates
2) Gains/losses on divestments

Revenues and market conditions

Agri's total operating revenues declined by approximately 11 percent in 2002 primarily as a result of the currency changes described above. An analysis of the operating revenues for each of the principal geographical areas and other key business units in Agri is presented in the table below:

NOK million	2002	2001
Fertilizer:		
Europe	**12,179**	14,631
Outside Europe	**14,165**	14,904
Ammonia Trade and Shipping	**2,926**	3,298
Industrial Gases and Chemicals	**4,078**	4,574
Total	**33,348**	37,407

Fertilizer Europe

The decrease in operating revenues for European fertilizer activities mainly reflects the effects of currency changes. Sales volumes were virtually unchanged at 9.7 million tonnes in 2002 compared to 9.8 million tonnes in the prior year. Nitrate prices declined approximately 7 percent during 2002 reflecting the low international urea prices while NPK prices measured in USD fell by approximately 2 percent. Plant closures by competitors in Germany, Spain and Ireland have improved the NPK supply/-demand balance significantly in 2002.

Although Agri's volume remained basically unchanged, total demand in Europe was lower. Hydro Agri strengthened its market position primarily by gaining market share from importers. The "key customer account" program (increasing focus on Agri as a reliable partner for selected customers) and plant closures of non-Hydro plants were important elements contributing to the improved market position.

Fertilizer outside Europe

Hydro's fertilizer sales outside of Europe totaled 11.4 million tonnes, an increase of 1.4 million tons from 2001. This represented 54 percent of total sales. Significant growth was achieved in Asia, Latin America, Africa and North America, partly due to growing markets as well as increased market share.

Sales in Asia increased by 12 percent in 2002 reaching 3.6 million tonnes. Significant growth was achieved in sales of own produced NPK premium quality fertilizer. Sales to the advanced agricultural segments in Asia generates good margins and improves the capacity utilization potential of Agri's NPK production site in Porsgrunn, Norway (the world's largest).

Latin American sales increased by 15 percent in 2002 to 3.3 million tonnes. The increase related mainly to speciality fertilizer sourced from SQM and NPK. Brazil, the largest fertilizer market in the region, accounted for most of the increase through positive developments in Adubos Trevo, the Brazilian fertilizer company acquired by Agri in 2000.

Volumes in Africa were 2.3 million tonnes, an increase of approximately 12 percent during 2002. The growth came mainly in TPP, primarily NPK and urea while sales of own produced product remained stable. South Africa and the Ivory Coast accounted for most of the increased volumes.

Sales in North America increased by 16 percent in 2002 reaching 2.2 million tonnes. Volumes increased for all main products but primarily for third party products. Significant growth was achieved in sale for speciality fertilizer related to the SQM marketing agreement.

Sales of own produced products in markets outside of Europe is important as it allows for better capacity utilization of Agri's distribution and production system. It also smoothens seasonal demands as overseas market often take products outside of the European fertilizer season. This provides optimization opportunities between geographic markets enabling Agri to prioritize markets based on overall profitability. Growing Agri's TPP business (including joint ventures and blending operations) enables Agri to better utilize the capacity of its extensive overseas marketing and distribution network. Approximately one third of the increase in sales were products sourced under the marketing agreement concluded with SQM, the Chilean fertilizer producer in 2001. SQM products are complementary to Agri's product portfolio and further growth is targeted in 2003.

Ammonia

Average ammonia prices of USD 110 per metric tonne (fob Caribbean) were approximately 20 percent lower than in 2001 reflecting lower natural gas prices in the US. Ammonia prices are strongly influenced by the natural gas price in the US with lower gas prices normally resulting in higher production of ammonia. Agri's ammonia production and consumption in Europe is balanced. However, significant volumes are traded, partly to optimize logistics and partly to benefit from market opportunities. Price changes relating to ammonia sold from Agri's plants in Trinidad and Qatar have a more direct effect on EBITDA. Volumes sold in these areas in 2002 were in line with 2001.

Industrial gases and chemicals

Revenues from industrial gases and chemicals activities declined approximately 11 percent in 2002 due to the stronger NOK and divestment of low performing non-core activities. Nearly all of core industrial activities experienced volume growth and improvement in 2002.

Strong improvements were achieved within activities relating to environmental products, nitrogen chemicals and technical ammonium nitrates. Volume of technical ammonium nitrates for civil explosives increased by approximately 7 percent compared to prior year. Lower global coal production , which represents approximately 70 percent of technical ammonium nitrate market, reduced the demand for explosives. However, this was offset by increased market share and growth in demand from other mining industries. Volumes of environmental process chemicals (i.e., Nutriox for water treatment and Reduktan for removal of NO_x emission) increased by

approximately 9 percent. The increase relates primarily to higher coal consumption for power generation in Europe (due to lower coal prices), increasing the demand for Reduktan and new installations at existing customers both for Nutriox and Reduktan.

Sales volumes for industrial gases, a regional business focusing mainly on Europe, increased approximately 3 percent due to higher sales of CO_2 to the end user and wholesale markets for food processing.

Operating costs
Total energy costs declined by approximately NOK 400 million (excluding currency effects) in 2002 compared to the previous year. Natural gas is the most important raw material used in the production of ammonia, nitrogen fertilizer and technical products. Most of Agri's natural gas requirements are purchased from external suppliers. A significant part of the gas used is purchased under long-term contracts with pricing mechanisms linked to the development in market prices for gas. Natural gas prices are closely linked to developments of the crude oil price. However, due to contract terms and Agri's distribution system, gas price changes in Europe are normally reflected in reported earnings with a timelag of approximately 4-5 months.

Variable cost related to the ammonia and urea production in Trinidad and Qatar is generally based on long term contracts, partly linked to the development in the prices of the finished products.

After the completion of the Agri Turnaround program in 2001 (which yielded manning and fixed cost reductions of approximately 35 percent), efforts to achieve further productivity improve-ments continue. In addition to the approximately NOK 2,400 million in fixed cost reductions realized through this program, further cost savings and manning reductions were achieved in 2002. Fixed cost reductions in 2002, excluding the effect of the exchange rates, were approximately NOK 350 million, of which approximately one-third resulted from divestment of low performing, non-core assets. The remaining reductions related to efficiency improvements, mainly within the production system.

Operating income and EBITDA
Agri's operating income in 2002 was NOK 2,207 million, an increase of roughly 4 percent compared to the prior year. The increase was primarily the result of lower depreciation charges in 2002, as well as the charges associated with the write-down of assets in 2001.

2002 EBITDA of NOK 3,945 million was down approximately NOK 450 million (roughly 10 percent). Excluding currency effects 2002, EBITDA increased by approximately NOK 250 million over the prior year. The change in 2002 EBITDA compared to the prior year and the most important items affecting the change is presented in the variance analysis presented above.

Outlook
Market indicators suggest a continued growth in world demand for fertilizer in 2003. This trend is expected to continue with growth outside Europe, mainly in Asia and Latin America.

The fertilizer industry expects consumption in West Europe to show a moderately declining trend for the coming years. This mainly relates to increased efficiency in the application of fertilizer, economic uncertainty relating to the farmers' economy, environmental pressure to reduce the usage of mineral fertilizers and developments with the European Union's (EU) Common Agricultural Policy (CAP). Since 1999, changes in the CAP have led to reduced price supports within the EU, but higher area payments. The economic consequence of this policy change may result in a reduction of agricultural input factors such as fertilizer. Other factors, such as increased focus on the protein content of grain and improved prices for agricultural products may have positive effects.

For nitrogen fertilizer, there is little new capacity expected to come onstream in 2003 and 2004. In addition, further closure of capacity could take place in areas of the world where energy costs are high, for example in the US and Mexico. The supply/demand balance for nitrogen fertilizer is expected to continue to tighten over the next several years. High oil prices are expected to result in high gas costs in Europe. Due to the time lag discussed above, Agri's energy costs in the first half of 2003 will be higher than in the first half of 2002. Positive product price development towards the end of 2002 have continued into 2003.

Ammonia prices have correlated strongly with the natural gas price in the US during the last several years. The forward market for natural gas (mid February 2003) indicates that high prices are expected to continue in the medium term. This is positive for the future ammonia prices as well.

The price level for nitrates and other fertilizers in West Europe is expected to continue to correlate strongly with the movements in international fertilizer prices.

Grain prices, particularly in the USA, but also elsewhere, increased substantially through 2002, mainly because of poor harvests in the US, Canada and Australia, caused by very dry weather. On a more fundamental level, global production of grain lags consumption and this may not yet be fully reflected in price developments. In 2002, grain inventories were also reduced. The expected need for increased grain production is positive for the demand outlook for fertilizer.

OTHER ACTIVITIES

NOK million	2002	2001	2000
Operating Revenues	**21,769**	22,361	24,749
Operating Income (loss)	**13**	(341)	208
EBITDA	**1,044**	1,215	2,950
Gross Investment	**21,873**	22,529	24,056
CROGI	**4.7%**	4.9%	9.7%
Number of employees	**10,694**	7,127	7,945

PETROCHEMICALS

Petrochemicals' operating revenues decreased by 21 percent in 2002 compared to 2001. The reduction was primarily due to lower average product prices, particularly caustic soda and suspension polyvinyl chloride (S-PVC) prices. Hydro's average realized price for caustic soda and S-PVC was approximately 49 and 6 percent lower, respectively, in 2002 than in 2001. Operating revenues in 2002 decreased by approximately NOK 290 million as a result of the sale of Hydro's share in Singapore Polymer Corporation (SPC) in October 2001.

Operating Income/(loss) and EBITDA for 2002 were NOK (35) million and NOK 320 million, respectively, compared with NOK (101) million and NOK 363 million in 2001. The reduction in EBITDA was primarily due to lower average product prices which were partly offset by lower purchased raw material costs, particularly natural gas liquids and ethylene. EBITDA for 2001 included non-recurring costs in the amount of approximately NOK 225 million and a gain of NOK 59 million for the sale of SPC.

In general, growth in PVC demand tends to follow growth in GDP. Global demand for PVC increased by approximately 5 percent in 2002. The PVC consumption in the Western European countries was stable, while it increased in North America by approximately 4 percent. Global demand for PVC is expected to increase by 3 to 4 percent in 2003. Global PVC margin for 2003 is expected to be below the historical average because the global capacity additions during 2000 and 2001 will continue to put pressure on prices.

TREKA

Following the sale of its feed and grain operation, A/S Korn- og Foderstof Kompagniet was renamed Treka AS. The sale of the Danish operation was completed in the fourth quarter of 2002. The sale of the operations in Sweden was approved by the authorities in the fourth quarter and the transaction was completed in January 2003. The divestments resulted in a write-down of KFK's non-current assets of approximately NOK 150 million in the third quarter of 2002. The main activities remaining in Treka relate primarily to the Biomar fish feed operations.

FLEXIBLE PACKAGING

EBITDA for Flexible Packaging in 2002 was NOK 265 million. Results were included in Hydro's operating results from March 15, 2002. During the fourth quarter an agreement was signed to sell the Flexible Packaging operations to Alcan. The transaction was approved by regulatory authorities in EU in February 2003. No significant gain or loss relating to the sale is expected with the exception of potential currency translation effects at closing. Currency changes would have resulted in an unrealized translation loss of NOK 150 million as of the end of 2002.

LIQUIDITY AND CAPITAL RESOURCES

NOK million	2002	2001	2000
Cash flow provided by (used for):			
Operations	**21,785**	26,172	25,626
Investments	**(36,446)**	(14,681)	(3,630)
Financing	**(5,995)**	(5,990)	(8,129)
Increase (decrease) in cash and cash equivalents	**(21,183)**	5,382	14,331
Return on Shareholders' equity	**12%**	11%	21%
CROGI	**8.5%**	9.4%	12.5%
Net interest bearing debt/ equity ratio	**0.44**	0.28	0.41

Cash flow
Hydro has historically financed its operations primarily through cash generated by operating activities. In 2002, net cash generated by the Company's operations of approximately NOK 21.8 billion was not sufficient to fund the extraordinarily high investing activities of approximately NOK 36.4 billion and the financing activities of approximately NOK 6.0 billion. The residual of approximately NOK 21.2 billion was funded by drawing on the Company's cash balances and increasing the Company's net interest bearing debt.

Cash provided by operating activities was NOK 21,785 million in 2002 a decline of 17 percent from 2001. The decline was due to the generally lower prices and margins experienced in 2002 compared to 2001, especially as a result of the weakening USD and the strong NOK. In spite of a 11 percent increase in net income in 2002 operating cash flow declined. This was partly due to the 2002 net income includes unrealised gains which have no cash effect in 2002.

Cash used in investing activities in 2002 was NOK

36,446 million compared to NOK 14,681 million in 2001. The increase of NOK 21,765 million was due to the purchases of long-term investments, principally the VAW and Technal acquisitions, and the purchase of assets from the Norwegian State's Direct Financial Interest (SDFI). See the "Capital Expenditures" section below for an analysis of expenditures for property, plant and equipment and long-term investments.

In 2002, NOK 5,995 million was used in financing activities, which was at the same level as for 2001. Principal repayments in 2002, which included prepayments of certain VAW indebtedness, were higher than in 2001. However, this was offset by the absence of any repurchase of ordinary shares in 2002; in 2001 Hydro used NOK 1,154 million for that purpose.

Hydro anticipates that cash from operations, its cash holdings and short-term credit facilities will be sufficient to meet its planned capital expenditures and operational requirements in 2003. Hydro's capital expenditures for 2003 are estimated to be approximately NOK 20 billion (excluding exploration activities).

The cash and cash equivalents position as of year-end 2002 was NOK 5,965 million compared to NOK 27,148 million at year-end 2001. The main reasons for the decline were the lower level of cash provided by operating activities and the significantly higher level of cash used for investing activities. However, it is important to note that Hydro maintained an unusually high cash position in 2001 which was reduced to a more historically "normal" level in 2002.

Short and long-term borrowings

Through the acquisition of VAW, Hydro assumed interest bearing debt of EUR 703 million (NOK 5,481 million) of which approximately 75 percent of the amount was classified, or has been reclassified, as short-term debt (i.e. with a maturity of less than a year). A significant portion of this short-term debt was repaid during 2002. NOK 400 million was transferred from VAW to Norsk Hydro ASA.

At year-end 2002, short-term bank loans and the current portion of long-term debt in Hydro amounted to NOK 9,264 million down from the year-end 2001 level of NOK 10,424 million.

Hydro's long-term interest bearing debt at the end of 2002 was NOK 30,902 million, compared to NOK 37,853 million at the end of 2001. The main reason for the reduction in long-term interest bearing debt, stated in NOK, was the weakening USD and the strengthening of NOK. In addition, Hydro repaid maturing long-term debt of NOK 1,761 million, and repaid an additional NOK 513 million of VAW long-term debt in 2002.

Approximately two-thirds of Hydro's long-term debt is denominated in US dollars. The weighted average interest rate on all long-term debt was 7.2 percent at year-end 2002. The average maturity of the Company's outstanding long-term debt was approximately 14 years, with approximately 21 percent of the long-term debt falling due within the next five years and the remainder thereafter. (See Note 19 in Notes to the consolidated financial statements for more comprehensive information on the composition of long-term debt).

A significant part of Hydro's indebtedness is situated in the parent company, Norsk Hydro ASA. In general, the terms of each of the debt agreements and indentures governing the indebtedness contain cross-default provisions (under which a default under any other loan, indebtedness or other obligation for borrowed money on the part of Hydro would trigger a default under that debt agreement or indenture. The cross-default provisions are generally limited to borrowing obligations of Norsk Hydro ASA or any of its "Principal Subsidiaries" (defined to mean a company or other entity (i) which is fully consolidated in the consolidated balance sheet of the Company or in which the Company owns more than 50 percent of the issued share capital, (ii) the gross assets of which represent more than 10 percent of the consolidated gross assets of the Company and its subsidiaries (taken as a whole) and (iii) which is incorporated in the Kingdom of Norway) and require that the indebtedness in default under another agreement or indenture be greater than a certain level (e.g., USD 25 million).

Substantially all of Hydro's debt is unsecured. However, the agreements and indentures contain provisions restricting the pledging of assets to secure future borrowings without granting equivalent status to existing lenders. The debt agreements and indentures contain no financial ratio covenants and no provisions connected to Hydro's credit rating or value of underlying assets. None of the agreements give the lenders a right to put the loan and demand repayment prior to its scheduled maturity. However, certain of the agreements allow for Hydro's early redemption or repayment of the indebtedness of the outstanding principal amounts or specified premiums above such amounts, plus accrued and unpaid interest.

At December 31, 2002, Hydro's senior unsecured debt was rated "A" by Standard & Poors and "A2" with negative outlook from Moody's. In determining the rating, the rating agencies have not factored in the Norwegian State's 43.8 percent equity interest in the Company. The factors given significant weight in determining Hydro's current credit rating include: the diversification of the Company's portfolio; its competitive position in each of the businesses (Oil and Energy, Aluminium and Agri); and sound financial profile. The ratings also, however, reflect the commodity characteristics of most of the Company's products, and consequently, the exposure to market price fluctuations and economic cyclicality.

Net interest bearing debt (short- and long-term interest bearing debt, including the current portion of long-term debt, less cash and cash equivalents) at the end of 2002 was NOK 34.2 billion, compared to NOK 21.1 billion at the end of 2001 The Company's net interest bearing debt to equity (including minority interests) ratio was 0.44 at year-end 2002, which was well within the stated target of 0.5.

As of December 31, 2002, Hydro had unused short-term credit facilities totalling approximately NOK 2,825 million. The Company also has committed agreements for long-term stand-by credit facilities totalling USD 1,925 million. There were no borrowings under these agreements as of December 31, 2002. Hydro also has in place a shelf registration in the US under which it may raise up to an aggregate of USD 1.5 billion in debt securities. There are no substantial restrictions on the use of borrowed funds under Hydro's material credit and debt facilities.

Employee retirement plans

As of December 31, 2002, the projected benefit obligation (PBO) associated with Hydro's defined benefit plans was NOK 23.7 billion and the fair value of pension plan assets was NOK 15.1 billion, resulting in a net unfunded obligation for such plans of NOK 8.6 billion. In addition, termination benefit obligations and other pension obligations amounted to NOK 1.5 billion, leaving the net unfunded pension obligation at a total of NOK 10.1 billion. For further details see Note 20 to the Notes to the consolidated financial statements.

In 2002, the net unfunded pension obligation increased by NOK 8 billion, of which obligations assumed in business combinations represented approximately NOK 3.3 billion. Unrecognized net loss and prior service cost increased by NOK 4.7 billion from NOK 3.6 billion at the end of 2001 to NOK 8.3 billion at the end of 2002. The increase attributable to the unrecognized net loss and prior service cost was mainly due to negative asset returns, actual compensation increases that exceeded assumed future compensation rates, and remeasurement of obligations at year-end applying a lower discount rate and higher compensation increase assumptions than applied in the prior year valuation.

Hydro's net pension cost for 2002 amounted to NOK 1.6 billion. Cash outflows from operating activities in 2002 regarding pensions amounted to NOK 1.5 billion.

As for 2003 net pension cost and cash requirements, Hydro expects a considerable increase from 2002. Considering uncertainties involved, especially for the cash requirement needs, Hydro's indicative best estimate for both the net pension cost and the cash requirement need in 2003 is NOK 2.4 billion. The main reasons for this increase are as discussed above in explaining the increase in net unfunded pension obligation and unrecognised net loss and prior service cost.

The discount rate Hydro utilizes for determining pension obligations and pension cost is based on the yield on a portfolio of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency. Hydro provides defined benefit plans in several countries and in various economic environments that will affect the actual discount rate applied. Approximately two-thirds of Hydro's projected benefit obligation relates to Norway. In assessing the weighted average discount rate of 6.6 percent applied as of December 31, 2002, it should be noted that the Norwegian economy in recent years has remained at a relatively strong level of activity in oil revenues. Combined with lower interest rates outside Norway, this has led to a widening of the interest rate differential between Norway and other countries. The discount rate applied for Norwegian plans as of December 31, 2002 is 7.0 percent.

Contractual Obligations and Commercial Commitments

A summary of Hydro's total contractual obligations and commercial commitments to make future payments is presented below. For further details see Notes 7, 19, 22 and 23 in Notes to the consolidated financial statements.

Contractual obligations		Payments Due by Period			
		Less than	1-3	4-5	There-
In NOK million	Total	1 year	years	years	after
Long-term debt	32,738	1,926	3,750	1,110	25,952
Capital lease obligations	122	32	58	32	-
Operating lease obligations	6,965	1,319	2,184	1,514	1,948
Unconditional purchase obligations	43,805	5,072	8,374	6,358	24,001
Total contractual cash obligations	83,630	8,349	14,366	9,014	51,901

In addition, Hydro's other commercial commitments include guarantees and contractual commitments for future investments. Guarantees including letters of credit, stand-by letters of credit, performance bonds, and payment guarantees as of December 31, 2002 amounted to NOK 10.2 billion. Contractual commitments for investments in property, plant and equipment, and other future investments as of December 31, 2002 amounted to NOK 17.4 billion.

Minority interest and Shareholders' equity
Minority interest increased by approximately 9 percent to NOK 1,143 million in 2002. Shareholders' equity was NOK 75,867 million at the end of 2002, an increase of 1 percent compared to 2001. Net income in 2002 of NOK 8,765 million contributed to increasing shareholders' equity while foreign currency translation of NOK 7,221 million reduced shareholders' equity. The Norwegian krone appreciated significantly against other currencies during 2002, contributing to the increased foreign currency translation effects.

Investments
Investments relating to new and existing fields and transportation systems in 2002 were NOK 14,197 million. The purchase of assets from SDFI and the development of the Grane field were the most important investment projects for Exploration and Production in 2002. The largest investments for Hydro Aluminium included the VAW acquisition, the expansion activities relating to the aluminium smelter in Sunndal, Norway and the alumina refinery in Alunorte in Brazil.

Investments relating to new and existing fields and transportation systems in 2001 were NOK 9,618 million. Grane, Tune, Snorre Phase 2 and Terra Nova were the four most important development projects for Exploration and Production in 2001. The largest investments for Metals in 2001 included the expansion activities relating to the alumina refinery and ownership interest in Alunorte in Brazil, the construction activities related to the remelt plant in Azuqueca, Spain and the modernization and expansion activities relating to the Company's aluminium smelter in Sunndal. Investments for Extrusion and Automotive related primarily to the acquisition of Aldural in Argentina and rationalizing existing business activities including a new press in Italy.

In 2000, Hydro invested NOK 8,322 million in new and existing fields and transportation systems. Snorre 2, Oseberg South, Terra Nova and Åsgard were the four most important development projects in 2000. The largest investments for Metals in 2000 were the acquisition of an ownership interest in Alunorte in Brazil and a new magnesium facility in China for conversion of local magnesium to high quality alloy ingots. Investments for Extrusion and Automotive related primarily to the acquisition of Wells Aluminum Corporation, the construction of a new remelt plant in Kentucky, and the addition of four new extrusion presses in France, Spain and Italy. A significant part of the 2000 investment for Agri related to the acquisition of Trevo in Brazil.

Investments 1)

Amounts in NOK million	2002	%	2001	%	2000	%
Exploration and Production	14,197	31	9,618	59	8,322	50
Energy and Oil Marketing	499	1	472	3	186	1
Eliminations	-	-	-	-	29	-
Hydro Oil and Energy	14,696	32	10,090	62	8,537	51
Metals	12,728	28	1,872	12	2,437	15
Rolled Products	7,437	16	201	1	249	2
Extrusion and Automotive	5,153	11	1,454	9	2,389	14
Other and eliminations	-	-	-	-	-	-
Hydro Aluminium	25,318	55	3,527	22	5,075	31
Hydro Agri	1,543	4	797	5	1,088	7
Other activities 2)	3,115	7	1,372	8	1,807	11
Corporate and eliminations 3)	1,044	2	542	3	58	-
Total	45,716	100	16,328	100	16,565	100

1) Additions to property, plant and equipment, plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2) Other Activities consists of the Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet, KFK), VAW Flexible Packaging, Pronova, the industrial insurance company, Industriforsikring, and Hydro Business Partner.
3) Includes an equity increase in Norsk Hydro's Independent Pension Trust in Norway in 2002 of NOK 750 million.

Material commitments for capital expenditures
Contractual commitments for investments in property, plant and equipment relating to land-based activities and oil and gas field activities and transport systems at the end of 2002 were NOK 3,095 million and NOK 14,297 million, respectively. Additional authorized future investments representing projects formally approved by the Board of Directors or management were NOK 2,395 million relating to land-based activities and NOK 764 million relating to oil and gas field activities and transport systems. Hydro expects that cash flow from operations and normal financing activities will be adequate to fund these expenditures.

RESEARCH AND DEVELOPMENT

Hydro engages in research and development (R&D) in order to maintain its competitive position and to develop new products and processes. Hydro spent approximately NOK 815 million, NOK 796 million and NOK 898 million during 2002, 2001 and 2000 respectively, on such activities. As part of its R&D activities, Hydro continues to focus on ecological issues including life cycle analyses and energy efficiency studies relating to products produced by the Company.

Hydro maintains major research centers in Porsgrunn and Bergen in Norway, with a combined staff of approximately 455 as well as smaller research groups in several other locations. The Bergen facility is dedicated to the Group's oil and gas activities. Research centers for Hydro Aluminium are located in Karmøy, Årdal, Raufoss Sunndal and Porsgrunn in Norway; in Bonn and Ulm in Germany; in Tønder, Denmark and in Michigan, US.

The following highlights major contributors to total R&D costs incurred in 2002.

Hydro Oil and Energy incurred R&D costs in 2002 totaling approximately NOK 143 million, mainly by Exploration and Production. The amount incurred was primarily aimed at exploration technology, virtual reality, increased oil recovery, multiphase transportation, well technology, deep water technology, subsea solutions and health, safety and environment with the purpose of reducing field development and operating costs. Hydrogen as a future energy carrier, renewable energy and reduction of emissions of carbon dioxide are included in Hydro's R&D programs.

Hydro Aluminium incurred a total of NOK 408 million in R&D costs in 2002. Metals, Extrusion and Automotive and Rolled Products incurred NOK 99 million, NOK 265 million and NOK 44 million, respectively. The integration with VAW has substantially enhanced the R&D capabilities of Hydro Aluminium, broadening and deepening its competence base, strengthening the European activites and increasing Hydro Aluminium's overall global reach. R&D activities in 2002 included process and product development along the entire value chain beginning with primary production, through metal products, extruded products and rolled products as well as end products with special focus on automotive applications.

R&D costs for the Agri business area were NOK 152 million in 2002. Activities related to fertilizer operations included process and technology development aimed at optimization and cost reduction as well as product R&D targeting new, innovative products and strategies for customers in selected markets. In addition, activities relating to industrial products have been focused on application and product development including projects relating to environmental issues.

Petrochemicals incurred NOK 27 million in R&D costs in 2002. The main research and development areas are process improvements in VCM and PVC technology, aiming at higher productivity and lower costs and PVC formulation developments with a view to minimizing the environmental impact of the PVC life cycle.

RISK MANAGEMENT

The following discussion about Hydro's risk management policies and the estimated amounts generated from the sensitivity analyses are "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global markets. Information related to the financial results for the commodity and financial instruments and hedge accounting strategies as of December 31, 2002 can be found in Note 24 in Notes to the consolidated financial statements.

The methods used by Hydro to analyze risks discussed below should not be considered projections of future events or losses. Risk management in Hydro is based on the principle that risk evaluation is an integral part of all business activities and responsibility is placed at the business area. Each business area has in place policies and procedures for monitoring risks, assessing appropriate risk levels, and mitigating risk. This is also assessed at the Corporate group level, most notably in the following categories:

- Business strategy - including events that may impact the Company's reputation and brand;
- Financial risks – including events that may have impact on net interest-bearing debt/equity ratio, liquidity and credit rating;
- Health, security, safety, environmental issues and potential impact on communities;
- Commodity price, currency, and interest rate fluctuations.

The derivative financial and commodity instruments that Hydro uses to manage its primary market risks are as follows:

Futures:	crude oil, aluminium, electricity
Forwards:	crude oil, aluminium, electricity, natural gas, foreign currency
Options:	crude oil, aluminium, electricity, foreign currency
Swaps:	crude oil, aluminium, NGLs, foreign currency, interest rate

For accounting purposes, unless otherwise disclosed below, derivative financial and commodity instruments are marked-to-market with the resulting gain or loss reflected in earnings since most of the instruments do not meet the criteria for hedge accounting. This can result in volatility in earnings since the associated gain or loss on the related transactions may be reported in earnings in different periods.

COMMODITY PRICE RISK

A substantial portion of Hydro's revenues is derived from the sale of commodities such as crude oil, aluminium, and fertilizers. Hydro also purchases and sells natural gas and electricity. The prices of these commodities can be volatile, creating fluctuations in Hydro's earnings. To manage this risk, Hydro's financial policy prioritizes financial strength (i.e., debt/equity ratio of 0.5, satisfactory liquidity reserves, and good credit standing). In addition, Hydro uses commodity derivatives, such as commodity futures and forwards, options and swaps, to manage unfavorable price fluctuations and to participate in limited speculative trading within strict limits defined by management. The following highlights Hydro's main commodity price risks.

Oil

Hydro produces and sells crude oil and refined petroleum products. Hydro utilizes futures, physical and financial swaps and options with international oil and trading companies. These instruments are used to mitigate unwanted price exposure for a portion of its crude oil portfolio production and certain inventories of oil or petroleum products at its partly owned refinery in Sweden. For the purpose of protecting against the risk of low oil prices, Hydro has purchased average rate put options (Asian options) to sell 10 million barrels of oil in the first half of 2003 for an average strike price of US dollar 17 per barrel.

Natural gas

Hydro is a producer, consumer, buyer and seller of natural gas. Through December 31, 2001, the production from the Norwegian Continental Shelf was sold through the Gas Negotiating Committee ("GNC"). As of January 1, 2002 the GNC was dismantled, resulting in each stakeholder on the Norwegian Continental Shelf being individually responsible for its natural gas marketing activities. The consumption of natural gas is mainly sourced through long-term contracts with major producers and distributors. Hydro is mainly involved in physical over-the-counter forward contracts traded bilaterally in the UK and on the European continent where there exists a liquid market for such contracts. The main purpose of this activity is to secure natural gas for Hydro's own production and deliveries to Hydro's customers, to reduce the risk in the natural gas portfolio against unfavorable fluctuations in price, and to participate in limited speculative trading within strict limits defined by management. Activities qualifying as derivatives under Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) are marked-to-market with the related adjustments reflected in operating income.

Electricity

Hydro is a producer, consumer, buyer and seller of electricity. In Norway, Hydro's consumption of electricity exceeds its production. In Europe, only small-scale production exists and consumption is considerably higher. This deficit is principally covered through long-term purchase contracts with other producers and suppliers. Hydro's demand and supply balance can also be affected by other factors, such as seasonal variations in the level of its production, which is influenced by precipitation and reservoir levels. Hydro utilizes derivative instruments, such as futures, forwards and options, and physical contracts that are traded either bilaterally or over electricity exchanges such as the Nordic power exchange, Nord Pool. The main purpose of this activity is to secure electricity in the market for Hydro's own consumption and delivery commitments, to reduce the risk in the electricity portfolio against unfavorable fluctuations in price, and to participate in limited speculative trading within strict limits defined by management.

The electricity market was extremely volatile during the last few months of 2002. The market trended upwards since the end of the summer and the spot price reached an all-time high towards the end of 2002 due to very low precipitation levels experienced in Norway. Activities qualifying as derivatives under SFAS 133 are marked-to-market with the related adjustments reflected in operating income.

Aluminium

Hydro is a leading producer of primary aluminium and fabricated aluminium products. Hydro also has considerable activities related to physical aluminium and raw material trading aimed at extending Hydro's role as a reliable and long-term supplier of raw materials and aluminium products. The objective of this trading is to optimize capacity utilization, logistical costs and strengthen market positions by providing customers with flexibility in pricing and sourcing. In addition, Hydro also has considerable activities relating to remelting and long-term commercial agreements to secure sourcing of casthouse products. The acquisition of VAW adds further flexibility to Hydro's metal system and strengthens its positions in Europe, North America, and Asia.

To secure margins on physical contracts and achieve an average LME price on smelter production, Hydro enters into corresponding future contracts with the LME. The majority of these contracts mature within one year. Hydro manages these hedging activities on a portfolio basis, often taking LME positions based upon net exposures. Accordingly, it is difficult to meet certain hedge accounting criteria. Therefore, aluminium price volatility can result in significant fluctuations in the marked-to-market adjustments for LME positions recorded to operating income. However, the long-term effect of price changes of future physical metal purchases and sales is expected to largely offset the marked-to-market adjustments for the LME future contracts.

In addition, Hydro nets positions internally, then takes them externally to reduce commissions paid to the external market. This activity is defined within strict limits as defined set by management. Volatility from market adjustments on these positions will not have offsetting effects from other transactions.

As a result of the expansion project at the Sunndal metal plant, Hydro's exposure to commodity prices and foreign currency exchange rates has increased. Accordingly, Hydro has entered into short positions using LME future contracts and US dollar forward contracts to secure an average aluminium price of approximately NOK 14,000 per tonne of a portion of the forecasted sales of primary metal production per year for the period 2003 to 2007. Simultaneously, Hydro secured the US dollar - NOK exchange rate at about NOK 9.3 for the same tonnage in the same period. This hedging strategy meets certain hedging criteria in accordance with SFAS 133, and has therefore been designated as a cash flow hedge.

In addition, in 2001 Hydro entered into short positions using LME future contracts, designating such contracts as cash flow hedges under SFAS 133 against the risk of lower aluminium prices for forecasted sales of primary metal production for the period 2001 to 2003. These positions were closed in 2001 and the hedges dedesignated.

Hydro also has a 10-year commitment with Aluvale to purchase a fixed tonnage of remelt ingot per year. At the end of 2002, Hydro entered into short positions using LME futures to hedge against the fluctuations in the fair value of the purchase commitment due to changes in the LME price of aluminium over the period of 2003 - 2006.

FOREIGN CURRENCY EXCHANGE RATE RISK

Prices of many of Hydro's most important products, mainly crude oil, aluminium, natural gas and magnesium, are either denominated in US dollars or are influenced by local currency rates against the US dollar. The cost of raw materials, including natural gas, NGLs and alumina, are affected by the US dollar price of crude oil, and fluctuations in the US dollar against local currencies. Hydro's primary foreign currency risk is tied to local currency fluctuations against the US dollar. To reduce the long-term effects of fluctuations in US dollar exchange rates, Hydro incurs most of its debt in US dollars (67 percent of Hydro's long-term debt is US dollar denominated). The remaining long-term debt is denominated in Norwegian kroner, Euro, Swedish kroner, and British pounds. Hydro's pre-tax operating income would most likely increase when the US dollar appreciates against European currencies, whereas financial expense, including interest expense and net foreign currency losses, is likely to be negatively affected. In addition, the effects of the translation of changes in the exchange rate of local currencies to Norwegian kroner for subsidiaries outside of Norway can influence comparative results of operations.

Hydro primarily employs foreign currency swaps and forward currency contracts to modify the currency exposures for Hydro's long-term debt portfolio. Foreign currency swaps allow Hydro to raise long-term borrowings in one currency and swap them into another with lower funding costs rather than borrowing directly in the second currency. Forward currency contracts are entered into to safeguard cash flows for forecasted future transactions or to cover short-term liquidity needs in one currency through excess liquidity available in another currency. Short-term forward currency contracts reduces funding costs as it is alternative to drawing a short-term loan in one currency and investing short-term in another.

In order to further mitigate its exposure to foreign currency risk, Hydro has designated a portion of its foreign denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. The foreign exchange gains and losses on this debt are recorded as a separate component of shareholders' equity.

INTEREST RATE RISK

Hydro is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to

maintain liquidity and fund its business operations. Hydro maintains a high ratio of long-term, fixed-rate debt, as a proportion of its total debt, with an even debt repayment schedule and adequate resources to allow for financial flexibility. Hydro periodically uses derivative financial instruments such as foreign currency and interest rate swaps to minimize its exposure to interest rate risks.

CREDIT RISK

Internal policies are established to limit credit risk through limit setting for counterparty risks, insurance of risks, and procedures for monitoring exposures. Furthermore, the risk level is reduced through a diversified customer base representing various industries and geographic areas.

Credit risk arising from the inability of the counterparty to meet the terms of Hydro's derivative financial instrument contracts is generally limited to amounts, if any, by which the counterparty's obligations exceed the obligations of Hydro. It is Hydro's policy to enter into derivative financial instruments with various international banks with established limits for transactions with each institution. Therefore, Hydro does not expect to incur material credit losses on its risk management or other derivative financial instruments.

Hydro also has some exposure to credit risk related to derivative commodity instruments. However, this risk is significantly limited because most instruments are settled through commodity exchanges. Hydro limits credit risks relating to other contracts not traded on exchanges with internal policies for credit ratings and limits for counterparties.

SENSITIVITY ANALYSIS

In accordance with applicable requirements of the US Securities and Exchange Commission (SEC), Hydro has chosen to provide information about market risk and its potential exposure to hypothetical loss from derivative financial instruments and other financial instruments and derivative commodity instruments through sensitivity analysis disclosures. Such disclosures are intended to express the potential loss in fair values of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices over a selected period of time.

The sensitivity analysis depicted in the tables below reflects the hypothetical loss in fair values assuming a 10 percent change in rates or prices and no changes in the portfolio of instruments as of December 31, 2002 and December 31, 2001, respectively. Hydro's management cautions against relying on the information presented. This is due to the arbitrary nature of assumptions involved, the inability of such a simple analysis to model reality, continuous changes to Hydro's portfolio and the exclusion of certain of Hydro's positions necessary to reflect the net market risk of the Group. Accordingly, the information does not represent management's expectations about probable future losses.

The most significant limitations on the figures provided are as follows:

- The tables only include the effects of the derivative instruments discussed above and of certain financial instruments (see Footnote 2 below). It does not include all related physical positions, contracts, and anticipated transactions that many of the derivatives instruments are meant to secure. A rate or price change of 10 percent will often result in a corresponding effect to the fair value of the physical or underlying position such that the resulting gains and losses would offset.
- As allowed by the SEC regulations, Hydro has excluded accounts payable and accounts receivable from the presentation which may have had a significant effect on the foreign exchange risk figures provided.
- The computations, which provide the most negative effect to Hydro of either a 10 percent increase or decrease in each rate or price, do not take into account correlations which would be expected to occur between the risk exposure categories. For example, the effect that a change in a foreign exchange rate may have on a commodity price is not reflected in the tables.
- It is not probable that all rates or prices would simultaneously move in directions that would have negative effects on Hydro's portfolio of instruments.

The effects of these limitations on the estimates may be material.

As depicted in the tables below, in 2002 Hydro's exposure to foreign currency and interest rate risks decreased compared to the prior year. The reasons for the change include the following:

- During 2002, Hydro repaid long-term loans of NOK 1,761 million and prepaid an additional NOK 513 million of VAW long-term loans. Furthermore, the reduction in long-term interest-bearing debt calculated in NOK was due to the weakening of the USD against the NOK.
- Hydro's level of cash and cash equivalents decreased by approximately NOK 21 billion. The primary reason for the change was the VAW acquisition which was fully funded by Hydro's cash reserves.
- During the course 2002, the Norwegian kroner appreciated against the US dollar.

		As of 31 December, 2002 Hypothetical loss from +/- 10% change in:				
NOK million (unaudited)	Fair value as of 31 December, 2002 1)	Interest rates	Foreign currency exchange rates	Commodity prices	Volatitlity	Other
Derivative instruments related to:						
Commodities	1,419	4	123	684	6	
Other 2)	1,520	59	705	-	7	-
Financial instruments 3)	(32,155)	1,353	3,197	-	-	57

		As of 31 December, 2001 Hypothetical loss from +/- 10% change in:				
NOK million (unaudited)	Fair value as of 31 December, 2001 1)	Interest rates	Foreign currency exchange rates	Commodity prices	Volatitlity	Other
Derivative instruments related to:						
Commodities	559	-	162	825	22	-
Other 2)	(51)	55	1,015	-	18	-
Financial instruments 3)	(16,555)	1,994	2,925	-	-	93

1) The change in fair value due to price changes is calculated based upon pricing formulas for certain derivatives, the Black-Scholes model for options and the net present value of cash flows for certain financial instruments or derivatives. Discount rates used vary as appropriate for the individual instruments.
2) Other mainly includes forward currency contracts, currency swaps and swaptions.
3) Financial instruments include cash and cash equivalents, investments in marketable securities, bank loans and other interest bearing short-term debt and long-term debt. A substantial portion of the hypothetical loss in fair value for changes in interest rates relates to Hydro's long-term fixed rate debt. As Hydro expects to hold this debt until maturity, changes in the fair value of debt would not be expected to affect earnings.

Hydro's exposure to commodity price risk for aluminium decreased in 2002 as compared to the prior year. This was mainly due to the acquisition of VAW's long LME positions in 2002. Inclusion of VAW's long LME positions more than offsets existing short LME positions and reduces Hydro's overall net exposure to increases in commodity prices. Moreover, due to the strengthening of the NOK against the USD, the resulting effect is a decreased exposure in commodity price risk when expressed in NOK. Hydro's exposure to commodity price risk for energy increased in 2002 as compared to the prior year mainly due to significant changes in market prices related to electricity contracts. These effects resulted in an overall increase in the hypothetical losses in the fair value of Hydro's derivative commodity instruments. The remaining activities for 2002 have not materially impacted the other hypothetical losses in the fair value for the year ended December 31, 2002.

CONSOLIDATED INCOME STATEMENTS

Year ended 31 December, Amounts in million (except per share amounts)	Notes	2002 NOK	2002 EUR*)	2001 NOK	2000 NOK
Operating revenues	5	162,936	22,396	152,835	156,861
Raw materials and energy costs		99,607	13,691	94,537	94,082
Payroll and related costs	7, 20	20,333	2,795	17,237	14,852
Depreciation, depletion and amortization	5, 15, 16	13,912	1,912	12,273	12,538
Other	7,25	9,253	1,272	6,744	6,788
Restructuring costs	6	(10)	(1)	961	135
Operating costs and expenses		143,095	19,669	131,752	128,395
Operating income before financial items and other income	5	19,841	2,727	21,083	28,466
Equity in net income of non-consolidated investees	5, 13	33	5	566	672
Interest income and other financial income	8, 24	1,418	195	2,847	1,747
Other income, net	5, 9	219	30	578	3,161
Earnings before interest expense and taxes (EBIT)		21,511	2,957	25,074	34,046
Interest expense and foreign exchange gain (loss)	8, 24	517	71	(3,609)	(3,905)
Income before taxes and minority interest		22,028	3,028	21,465	30,141
Income tax expense	10	(13,278)	(1,825)	(13,750)	(16,178)
Minority interest		15	2	177	18
Net income	27	8,765	1,205	7,892	13,981
Earnings per share	3	34.00	4.70	30.50	53.40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME **)

	Notes	2002 NOK	2002 EUR*)	2001 NOK	2000 NOK
Net income		8,765	1,205	7,892	13,981
Net unrealized gain (loss on securities available-for-sale	3	(31)	(4)	41	(3)
Minimum pension liability adjustment	3	(323)	(44)	(397)	(95)
Net investment hegde	3	1,333	183	89	(412)
Cash flow hedges	3	979	135	136	-
Net foreign currency translation adjustments	3	(7,207)	(991)	(794)	1,010
Total other comprehensive income (loss), net of tax	3	(5,249)	(721)	(925)	500
Comprehensive income, net of tax		3,516	483	6,967	14,481

*) Presentation in euro is a convenience translation based on the exchange rate at 31.12.2002, which was 7.2754 (unaudited)
**) Changes in shareholders' equity include net income together with other changes not related to investments by and distribution to shareholders. (See Note 3)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

31 December, Amounts in million	Notes	2002 NOK	2002 EUR*)	2001 NOK
ASSETS				
Cash and cash equivalents		5,965	820	27,148
Other liquid assets	11	2,647	364	2,421
Accounts receivable, less allowances of 1,102 and 1,138		25,280	3,475	23,372
Inventories	12	17,232	2,368	15,794
Prepaid expenses and other current assets		13,055	1,794	9,482
Current deferred tax assets	10	2,218	305	2,106
Current assets	5	66,397	9,126	80,323
Non-consolidated investees	13	11,499	1,581	9,687
Property, plant and equipment, less accumulated depreciation, depletion and amortization	15	112,342	15,441	95,277
Prepaid pension, investments and other non-current assets	14, 16, 20	15,081	2,073	11,636
Deferred tax assets	10	1,892	260	999
Non-current assets	5	140,814	19,355	117,599
Total assets	5	207,211	28,481	197,922
LIABILITIES AND SHAREHOLDERS' EQUITY				
Bank loans and other interest-bearing short-term debt	17	7,306	1,004	8,458
Current portion of long-term debt	19	1,958	269	1,966
Other current liabilities	18	38,331	5,269	32,245
Current deferred tax liabilities	10	262	36	324
Current liabilities		47,857	6,578	42,993
Long-term debt	19	30,902	4,247	37,853
Accrued pension liabilities	20	8,385	1,152	4,215
Other long-term liabilities	21	6,248	859	5,912
Deferred tax liabilities	10	36,809	5,060	31,105
Long-term liabilities		82,344	11,318	79,085
Minority shareholders' interest in consolidated subsidiaries		1,143	157	1,051
Share capital	3	5,332	733	5,332
Additional paid-in capital	3	15,088	2,074	15,070
Retained earnings	3	63,260	8,694	57,070
-Treasury stock	3	(3,052)	(419)	(3,167)
Accumulated other comprehensive income	3	(4,761)	(654)	488
Shareholders' equity	3, 27	75,867	10,428	74,793
Total liabilities and shareholders' equity		207,211	28,481	197,922

*) Presentation in euro is a convenience translation based on the exchange rate at 31.12.2002, which was 7.2754 (unaudited)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended 31 December, Amounts in million	Notes	2002 NOK	2002 EUR*)	2001 NOK	2000 NOK
Operating activities:					
Net income		8,765	1,205	7,892	13,981
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation, depletion and amortization	5	13,912	1,912	12,273	12,538
Restructuring costs	6	(10)	(1)	961	135
Equity in net income of non-consolidated investees	5, 13	(33)	(5)	(566)	(672)
Dividends received from non-consolidated investees	13	414	57	472	398
Deferred taxes	10	(619)	(85)	(313)	2,467
Loss (gain) on sale of non-current assets		823	113	(937)	(3,162)
Loss (gain) on foreign currency transactions	8	(3,262)	(448)	416	655
Net sales (purchases) of trading securities		616	85	(112)	(115)
Other		450	62	773	377
Working capital changes that provided (used) cash:					
Receivables		(1,959)	(269)	3,627	(3,149)
Inventories		1,758	242	1,854	(2,461)
Prepaid expenses and other current assets		(1,777)	(244)	(355)	(616)
Other current liabilities		2,707	372	187	5,250
Net cash provided by operating activities		21,785	2,994	26,172	25,626
Investing activities:					
Purchases of property, plant and equipment		(19,573)	(2,690)	(14,348)	(11,943)
Purchases of other long-term investments		(18,104)	(2,488)	(1,663)	(4,348)
Net sales (purchases) of short-term investments		(1,154)	(159)	42	(15)
Proceeds from sales of property, plant and equipment		908	125	629	1,334
Proceeds from sales of other long-term investments		1,477	203	659	11,342
Net cash used in investing activities		(36,446)	(5,009)	(14,681)	(3,630)
Financing activities:					
Loan proceeds		707	97	408	993
Principal repayments		(4,196)	(577)	(2,865)	(6,328)
Ordinary shares purchased	3	-	-	(1,155)	(763)
Ordinary shares issued		70	10	92	63
Dividends paid	3	(2,576)	(354)	(2,470)	(2,094)
Net cash used in financing activities		(5,995)	(824)	(5,990)	(8,129)
Foreign currency effects on cash flows		(527)	(72)	(119)	464
Net increase (decrease) in cash and cash equivalents		(21,183)	(2,912)	5,382	14,331
Cash and cash equivalents at beginning of year		27,148	3,731	21,766	7,435
Cash and cash equivalents at end of year		5,965	820	27,148	21,766
Cash disbursements were made for:					
Interest (net of amount capitalized)		1,363	187	357	1,460
Income taxes		13,935	1,915	14,006	8,027

1) There are no material differences between consolidated statements of cash flows according to US GAAP and Norwegian accounting principles (N GAAP).
*) Presentation in euro is a convenience translation based on the exchange rate at 31.12.2002, which was 7.2754. (unaudited)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

Year ended 31 December, Amounts in NOK million	Notes	2002	2001	2000
Operating revenues	5	162,945	152,969	156,861
Raw materials and energy costs		101,334	93,990	95,146
Change in inventories of own production		(1,727)	547	(1,064)
Payroll and related costs	7, 20	20,333	17,237	14,852
Depreciation, depletion and amortization	5, 15, 16	14,073	12,273	12,538
Other		9,124	6,924	6,773
Restructuring costs	6	(10)	961	135
Operating costs and expenses	7	143,127	131,932	128,380
Operating income	5	19,818	21,037	28,481
Equity in net income of non-consolidated investees	5, 13	23	566	672
Interest income and other financial income	8, 24	1,418	2,847	1,747
Other income, net	5, 9	219	578	3,161
Earnings before interest expense and taxes (EBIT)		21,478	25,028	34,061
Interest expense and foreign exchange gain (loss)	8, 24	517	(3,609)	(3,905)
Income before taxes and minority interest		21,995	21,419	30,156
Income tax expense	10	(13,328)	(13,733)	(16,188)
Net income		8,667	7,686	13,968
Minority interest		15	177	18
Net income after minority interest	27	8,682	7,863	13,986

Oslo, 28 February, 2003

Egil Myklebust, chairman
Borger A. Lenth, vice chairman
Elisabeth Grieg
Anne Cathrine Høeg Rasmussen
Håkan Mogren
Ingvild Myhre
Gudmund Per Olsen
Odd Semstrøm
Per Wold
Eivind Reiten, President and CEO

The accompanying notes are an integral part of the consolidated financial statements in accordance with Norwegian accounting principles (N GAAP). See Note 27 for a reconciliation and explanation of differences in accounting principles between US GAAP and N GAAP.

CONSOLIDATED BALANCE SHEETS

31 December, Amounts in NOK million	Notes	2002	2001
ASSETS			
Deferred tax assets	10	2,184	1,892
Other intangible assets	14, 16	3,038	2,051
Intangible assets		5,222	3,943
Property, plant and equipment	15	112,342	95,277
Non-consolidated investees	13	11,490	9,687
Prepaid pension, investments and other non-current assets	14, 16, 20	11,594	9,166
Financial non-current assets		23,084	18,853
Inventories	12	17,232	15,794
Accounts receivable, less allowances of 1,102 and 1,138		25,280	23,372
Prepaid expenses and other current assets		12,932	9,321
Other liquid assets	11	2,647	2,421
Cash and cash equivalents		5,965	27,148
Current assets		64,056	78,056
Total assets	5	204,704	196,129
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	3	5,332	5,332
- Treasury stock		(173)	(179)
Premium paid-in capital		15,055	15,055
Other paid-in capital		33	15
Total paid-in capital		20,247	20,223
Retained earnings incl. treasury stock	3	54,523	54,726
- Treasury stock		(2,879)	(2,988)
Total retained earnings		51,644	51,738
Minority shareholders' interest in consolidated subsidiaries		1,143	1,051
Shareholders' equity	3, 27	73,034	73,012
Accrued pension liabilities	20	8,385	4,215
Deferred tax liabilities	10	34,731	30,120
Other long-term liabilities	21	7,348	5,684
Long-term liabilities		50,464	40,019
Long-term debt	19	30,902	37,853
Bank loans and other interest-bearing short-term debt	17	7,306	8,458
Current portion of long-term debt	19	1,958	1,966
Dividends payable		2,709	2,576
Other current liabilities	18	38,331	32,245
Current liabilities		50,304	45,245
Total liabilities and shareholders' equity		204,704	196,129

The accompanying notes are an integral part of the consolidated financial statements in accordance with Norwegian accounting principles (N GAAP). See Note 27 for a reconciliation and explanation of differences in accounting principles between US GAAP and N GAAP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Norsk Hydro ASA and its subsidiaries (Hydro) prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) are included on pages 86 to 88. The consolidated financial statements prepared in accordance with accounting principles generally accepted in Norway (N GAAP) are located on pages 88 to 90. Financial statement preparation requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.

The accompanying notes include disclosures required by US GAAP as well as disclosures in accordance with N GAAP and are an integral part of both sets of financial statements. The following description of accounting principles applies to both US GAAP and N GAAP unless otherwise specified.

Note 27 provides a reconciliation and explanation of the differences between net income and shareholders' equity for US GAAP and N GAAP.

CONSOLIDATION

The consolidated financial statements include Norsk Hydro ASA and subsidiary companies owned directly or indirectly more than 50 percent. All significant intercompany transactions and balances have been eliminated.

Investments in companies (non-consolidated investees) in which Hydro exercises significant influence are accounted for using the equity method. Significant influence normally exists when Hydro has a substantial ownership interest of 20 to 50 percent of voting shares. Participation in joint ventures are accounted for using the equity method, except for jointly controlled assets where the partners have an undivided interest. These and other participation in joint ventures in the upstream oil- and gas business are accounted for using the pro rata method.

BUSINESS COMBINATIONS

Terms and conditions underlying most previous acquisitions have resulted in purchase accounting treatment (vs. pooling). See note 2 for a description of significant acquisitions and disposals during the past three years. All business combinations initiated after 30. June 2001 are accounted for as acquisitions (purchase accounting). Purchase accounting involves recording assets and liabilities of the acquired company at their fair value at the time of acquisition. *Any excess of purchase price over fair value* is recorded as goodwill. When the ownership interest in a subsidiary is less than 100 percent, the recorded amount of assets and liabilities acquired reflect only Hydro's relative share of excess values.

For N GAAP, consolidated assets and liabilities reflect 100 percent of the fair market value at the purchase date, except for goodwill (There are currently no acquisitions giving rise to such differences). The relative portion of any excess value recorded relating to minority shareholders is reflected in the total Minority shareholders interest which is a component of the Group's equity.

FOREIGN CURRENCY TRANSLATION

The financial statements, including any excess values, of foreign operations which are not an integral part of the parent company's operations are translated using exchange rate at year end for the balance sheet, and average exchange rates for the income statement. Translation gains and losses, including effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in Other comprehensive income. None of the Company's existing significant foreign operations are considered to be an integral part of the parent company for foreign currency translation purposes.

FOREIGN CURRENCY TRANSACTIONS

Realized and unrealized gains or losses on transactions, assets and liabilities denominated in a currency other than the functional currency which do not qualify for hedge accounting treatment are included in net income.

REVENUE RECOGNITION

Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized in the period prices are determinable. Rebates and incentive allowances are deferred and recognized in income upon the realization or at the closing of the rebate period. In arrangements where Hydro acts as an agent, such as commission sales, only the net commission fee is recognized as revenue.

Revenues from the production of oil and gas are recognized on the basis of the company's net working interest, regardless of whether the production is sold (entitlement method). The difference between Hydro's share of produced volumes and sold volumes is not material.

Trading of physical commodities which are not net settled is presented on a gross basis in the income statement. Activities related to the trading of derivative commodity instruments and physical commodities where net settlement occurs, are reported on a net basis, with the margin included in operating revenues.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.

OTHER LIQUID ASSETS
Other liquid assets include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro's current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value. The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recorded when earned.

INVENTORIES
Inventories are valued at the lower of cost, using the first-in, first-out method (FIFO), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the price to purchase inventory.

INVESTMENTS
Investments include Hydro's portfolio of long-term marketable equity securities in which there is less than 20 percent ownership. The portfolio is considered available-for-sale securities and is valued at fair value. The resulting unrealized holding gains and losses, net of applicable taxes, are credited or charged to Other Comprehensive Income and accordingly do not affect net income. Other investment income is recorded when earned.

For N GAAP, investments are valued at the lower of historical cost or market value. [Note 27].

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is carried at historical cost less accumulated depreciation, depletion and amortization. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If necessary, a write-down (impairment) to fair value is recorded based upon the criteria in Statement of Financial Accounting Standards (SFAS) 144.

Periodic maintenance and repairs applicable to production facilities are accounted for on an accrual basis. Normal maintenance and repairs for all other properties are expensed as incurred. Major replacements and renewals that materially extend the life of properties are capitalized and any assets replaced are retired.

Capitalized Interest Interest is capitalized as part of the historical cost of major assets constructed.

Leased Assets Leases which provide Hydro with substantially all the rights and obligations of ownership are accounted for as capital leases. Such leases are valued at the present value of minimum lease payments or fair value if lower, and recorded as assets under property, plant and equipment. The liability is included in long-term debt. The assets are subsequently depreciated and the related liabilities are reduced by the amount of the lease payments less the effective interest expense. Other leases are accounted for as operating leases with lease payments recognized as an expense over the lease term.

Environmental Expenditures Environmental expenditures which increase the life, capacity, or result in improved safety or efficiency of a facility are capitalized. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments or clean-ups are probable and the cost can be reasonably estimated.

Exploration and Development Costs of Oil and Gas Reserves Hydro uses the "successful efforts" method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the costs of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense. Cost relating to acquired exploration rights are allocated to the relevant areas, and charged to operating expense upon determination that proved reserved will not be found in the area. All development costs for wells, platforms, equipment and related interest are capitalized. Preproduction costs are expensed as incurred.

Depreciation, Depletion and Amortization Depreciation is determined using the straight line method with the following rates:

Machinery and equipment	5 – 25 percent
Buildings	2 – 5 percent
Other	10 – 20 percent

Producing oil and gas properties are depreciated as proved developed reserves are produced using the unit-of-production method calculated by individual field. Depreciation and depletion expense includes provisions for future abandonment and removal costs for offshore facilities.

INTANGIBLE ASSETS
Intangible assets acquired individually or as a group are recorded at fair value when acquired. Intangible assets acquired in a business combination are recognized at fair value separately from goodwill when they arise from contractual or legal rights or can be separated from the acquired entity and sold or transferred. Intangible assets with finite useful lives are amortized on a straight line basis over their benefit period. Intangible assets determined to have indefinite useful lives are not amortized until a finite life can be determined. These intangible assets are subject to impairment testing on an annual basis.

GOODWILL
When a business is acquired, purchase price in excess of the identified fair value of assets and liabilities is accounted for as goodwill. Under SFAS 142, goodwill is no longer systematically amortized, but reviewed at least annually for impairment. Goodwill is recorded at the reporting unit level (for Hydro this is the sector level). The impairment test requires fair value of the sector to be compared to the carrying value of the sector.

For N GAAP, goodwill is amortized over a period not exceeding 10 years. [Note 27]

OIL AND GAS ROYALTY
Oil and gas revenue is recorded net of royalties payable.

SHIPPING COSTS
Shipping and handling costs are included in Other operating expenses. Shipping and handling cost invoiced to customers are included in Operating revenues.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred.

OTHER INCOME (EXPENSE), NET
Transactions resulting in income or expense which are material in nature and from sources other than normal production and sales operations are classified as other income and expense.

INCOME TAXES
Deferred income tax expense is calculated using the liability method in accordance with SFAS 109. Under this method, deferred tax assets and liabilities are measured based on the differences between the carrying values of assets and liabilities for financial reporting and their tax basis which are considered temporary in nature. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.

Hydro recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, as such earnings are deemed to be indefinitely reinvested.

For N GAAP, Hydro follows the NRS' (The Norwegian Accounting Standards Board) standard which, like SFAS 109, is based on the liability method. [Note 27].

DERIVATIVE INSTRUMENTS
Derivative financial instruments are marked to their market value with the resulting gain or loss reflected in net financial expense, except when he instruments meet the criteria for hedge accounting. See Note 24 for the balance sheet classification of these instruments.

Forward currency contracts and currency options are marked to their market value at each balance sheet date with the resulting unrealized gain or loss recorded in interest expense and foreign exchange gain (loss).

Interest rate and foreign currency swaps. Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in interest expense and foreign exchange gain (loss).

Swaption contracts are marked to their market value at each balance sheet date with the resulting unrealized gain or loss reflected in interest expense and foreign exhange gain (loss).

Derivative Commodity Instruments Instruments are marked-to-market with their fair value recorded in the balance sheet as either assets or liabilities. Adjustments for changes in the fair value of the instruments are reflected in the current period's revenues and/or operating costs, unless the instrument is designated as a hedge instrument, and qualifies for hedge accounting.

Hedge accounting is applied when specific hedge criteria are met. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. For cash flow hedges, gains and losses on the hedging instruments are deferred in OCI until the underlying transaction is recognized in earnings. When it is determined that a forecasted hedged transaction is not probable to occur, all the corresponding gains and losses deferred in OCI are immediately recognized in earnings. Any amounts resulting from hedge ineffectiveness for both fair value and cash flow hedges are recognized in current period's earnings. For fair value hedges, both the changes in the fair value of the designated derivative instrument and the changes in the fair value of hedged item are recognized currently in earnings.

Contracts that qualify as energy trading activities under EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" are measured at fair value with unrealized gains and losses recognized in current period earnings. New contracts entered into subsequent to 25 October, 2002 are accounted for according to EITF 02-3 "Recognition and Reporting of Gains and Losses on Energy Contracts".

This standard requires energy contracts that meet the definition of a derivative according to FAS133 "Accounting for Derivative Instruments and Hedging Activities" and are held for trading, be recorded in the balance sheet at fair value. Changes in the fair value are recorded to earnings for each period unless specific hedge criteria are met. Fair values are based on quoted market prices. Energy contracts that do not meet the criteria of EITF 02-3 are recorded at the lower of historical cost and fair market value. For contracts entered into before 25 October, 2002, the new regulation will be applicable from 1 January 2003.

For N GAAP, commodity derivative instruments that are traded in a regulated, liquid market are marked-to-market with their fair market value recorded in the balance sheet as either assets or liabilities. Unrealized gains and losses for commodity derivative instruments that are not traded in a regulated, liquid market are netted for each portfolio and net unrealized gains are not recognized. Cash flow hedges with derivative instruments are not recognized on the balance sheet or income statement under N GAAP, until the underlying hedged transactions actually occur. [Note 27].

Certain derivative commodity instruments require daily cash settlements, principally London Metal Exchange (LME) futures and options, and oil futures. LME options also involve an initial receipt or payment of a premium and give rise to delivery of an agreed amount of cash if the option is exercised. Most other financial and commodity instruments have a cash effect at settlement date, which are included in the Statements of Cash Flows under operating activities when incurred.

STOCK-BASED COMPENSATION
Hydro accounts for stock based compensation in accordance with Accounting Principles Board (APB) Opinion 25 and provides disclosures required under SFAS 123. For fixed awards, compensation expense is recorded in the income statement based on any excess of market price of the Company's shares over the exercise price of options granted to employees as of the date of the grant if both the number of shares to be granted and the exercise price are known. For variable awards compensation cost is measured at the end of each period as the amount by which the market price of the Company's shares exceeds the price of the options. For variable awards where vesting depends on achieving a specified improvement in Hydro's share price, compensation cost is measured when it is probable the performance criteria will be met. Compensation is charged to expense over the periods the employee performs the related services.

Hydro also offers treasury shares to employees at discounted prices to encourage share ownership. Issuance of treasury shares at a discount to employees results in a charge to compensation expense based on the difference between the market value of the share at the date of issuance and the price paid by employees.

EMPLOYEE RETIREMENT PLANS
Pension costs are calculated in accordance with SFAS 87 and SFAS 88. Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10 percent of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants.

For N GAAP, the same principle has been applied which is in accordance with the NRS 6 Pension Cost.

CHANGE IN ACCOUNTING PRINCIPLES
Effective 1 January, 2002, Hydro adopted the Financial Accounting Standards 141 Business Combinations" (SFAS 141), and Statement 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill is no longer systematically amortized but reviewed at least annually for impairment. Goodwill is allocated to reporting units (for Hydro this is the sector level). At transition, impairment tests comparing the fair value of sectors with goodwill to the carrying value of the net assets of the respective sectors were performed. SFAS 142 continues the requirement to amortize intangible assets over their estimated useful life. However, if the useful life is determined to be indefinite, no amortization is recognized and the value of the intangible asset is assessed for impairment similar to goodwill. See Note 16 for further information.

For N GAAP the previous regulation regarding accounting for business combinations, intangible assets and goodwill is continued. The implementation of SFAS 141 and 142 results in differences between US GAAP and N GAAP.

Effective 1 January, 2002, Hydro also adopted the Financial Accounting Standards No 144 "Accounting for Impairment or Disposal of Long-Lived Assets". This standard supercedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 144 applies to all long-lived assets, including discontinued operations. In addition, it expands the scope for the presentation of discontinued operations to include all components of an entity with operations that are distinguishable and will be eliminated in a disposal transaction

The change is not expected to represent differences in measurement of transactions compared to N GAAP.

Effective 1 January, 2001, Hydro adopted the Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAF 138. See further discussion in Note 24.

For N GAAP there is no change in accounting principles related to SFAS 133. As result of a change in the Norwegian Accounting Act, quoted commodity instruments are marked to their market value as from 2001. Changes in fair market value is recorded in income. There were no implementation effects from this change.

RECLASSIFICATIONS
Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2002 presentation.

In 2000, Hydro changed the presentation of revenues for certain trading activities. Revenues and related cost for these activities were previously presented net reflecting only the related margins in revenues. These activities are now presented on a gross basis. This change resulted in an increase of Operating revenues and Raw materials of NOK 12.7 billion in 2000 compared to former presentations. The change has no impact on results or equity.

NEW PRONOUNCEMENTS
Asset Retirement Obligations
In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This Statement requires significant changes in the accounting treatment for asset retirement obligations such as decommissioning of oil and gas production platforms, facilities and pipelines. Specifically, it requires that the fair value of a liability for an asset retirement obligation be recorded in the period it is incurred. Related asset retirement costs are to be capitalized as part of the carrying value of the long-lived asset. Furthermore, the liability is to be accreted for the change in its present value each reporting period, and the associated asset retirement costs are to be depreciated over the useful life of the related long-lived asset. Hydro will adopt this Statement on 1 January, 2003. Preliminary assessments indicates an effect of approximately NOK 300 million, which will be recognized as income in Cumulative effect of change in accounting principles in 2003.

The change is not expected to represent differences in measurement of transactions compared to N GAAP. Corresponding change will be recognized in N GAAP, were the effect is recorded to equity.

Energy contracts
In October 2002, EITF 02-3 "Recognition and Reporting of Gains and Losses on Energy Contracts" was issued. This standard requires only energy contracts that meet the definition of a derivative according to FAS133 "Accounting for Derivative Instruments and Hedging Activities" and are held for trading, be recorded in the balance sheet at fair value. Other energy contracts are recorded at the lower of historical cost and fair market value. This regulation applies to contracts entered into after 25 October, 2002. For contracts entered into before 25 October, 2002, the new regulation will be applicable from 1 January 2003. The implementation effect was not material for Hydro's financial statements.

This change is expected to bring the treatment of energy contracts into closer alignment with N GAAP.

Exit costs
In June 2002 FASB issued Statement 146 " Accounting for Costs Associated with Exit or Disposal Activities". The standard supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ", and changes accounting for costs related to closing and restructuring an activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity's commitment to an exit plan. However, termination benefits for involuntary termination of employees that are not required to render services beyond a minimum retention period are expensed at communication to the employees.

The change is expected to represent differences in date of recognition compared to N GAAP, as N GAAP requires certain costs to be recognized at commitment to an exit plan.

Guarantees
In November 2002, FASB issued Interpretation (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation clarifies certain elements related to measurement and disclosure of guarantees, including product warranties. The interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The recognition and measurement provisions are applicable to guarantees issued or modified after December 31, 2002. Hydro does not expect the adoption of FIN 45 to materially impact the Group's results of operations and financial position.

The change is not expected to represent differences in measurement of transactions compared to N GAAP.

Consolidation of Variable Interest Entities
Issued in January 2003, FASB Interpretation (FIN) 46 "Consolidation of Variable Interest Entities" addresses consolidaion of certain entities (variable interest entities) where the usual conditions for consolidation, such as control or majority voting interest, does not apply. Variable interest entities have commonly been referred to as special purpose entities. The Interpretation provides guidance on how to identify variable interest entities and how to determine which owner is the primary beneficiary of the variable interest entity, and therefore should consolidate the entity. The interpretation is to be applied for variable

interest entities created after 31 January 2003, and must be applied by third quarter 2003 to variable interest entites existing before 31 January 2003. Hydro is currently in the process of evaluation existing arrangements to determine if they are variable interest entities.

Preliminary evaluation of the effects of this Interpretation does indicate material differences between US GAAP and N GAAP for Hydro's activities.

Impairment of assets
NRS(F) Impairment of Assets is changed, applicable from 1 January, 2003. Impairment tests for long-lived assets are, from this date, required to measure impairment as the difference between carrying value and fair value of the asset, either as net selling price or discounted future cash flows. This will represent a difference between US GAAP and N GAAP.

2. BUSINESS COMBINATIONS AND DISPOSITIONS

Subsequent to and during the three years ended 31 December, 2002, Hydro entered into the following significant business combinations and dispositions.

2002 Acquisitions
On March 19, 2002, Hydro entered into an agreement with the Norwegian State to purchase interests in eight oil and gas licenses on the Norwegian continental shelf. This transaction increased Hydro's interests in the Oseberg, Tune and Grane fields, where Hydro is operator, to 34, 40 and 38 percent, respectively. The transaction was completed and is reflected in Hydro's operating results from the acquisition date of May 10, 2002. The agreement was effective from January 1, 2002. However, net cash flows relating to these operations prior to the acquisition date have been allocated as a reduction of the purchase price. Hydro has agreed to pay NOK 3.45 billion for the license interests.

In January, 2002, Hydro entered into an agreement to purchase all the outstanding shares of the German group VAW aluminium AG, a leading aluminium company in Europe. The acquisition was completed on March 15, 2002 and is included in Hydro's results from the same date. VAW had operations in more than 20 countries. The major part of these activities were located in the EU in addition to important operations located in North America and the Pacific region.

The consideration for all outstanding shares, including direct acquisition costs amounted to EUR 1,911 million (NOK 14.8 billion). In addition, interest bearing debt of EUR 703 million (NOK 5.5 billion) and pension commitments of approximately EUR 410 million (NOK 3.2 billion) was assumed. The acquisition was financed by Hydro's cash holdings.

Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. The purchase price allocation is based on estimates for fair value of assets and liabilities in VAW, and is substantially complete. Excess values are for the most part allocated to tangible fixed assets. The allocation does not indicate material goodwill in the transaction. As VAW's inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the period after acquisition. The effect was approximately NOK 200 million.

Amounts in NOK million	
Preliminary allocation of purchase price	
Cash and cash equivalents	410
Other current assets	11,597
Property, plant and equipment	16,592
Other non-current assets	6,140
Short-term liabilities	(9,517)
Long-term liabilities	(10,022)
Minority interests	(356)
Estimated fair value of net assets of VAW	14,844

Certain information regarding the estimated fair values of assets and liabilities acquired is still outstanding and will be finalized in first quarter 2003.

In November 2001, an agreement was signed to purchase the French building systems group Technal for a price of EUR 73 million (NOK 580 million) and the assumption of approximately NOK 307 million in debt. The aquisition was completed 25 January, 2002 and is included in Hydro's results from the same date.

2002 Dispositions During 2002, Hydro sold non-core subsidiaries and ownership interests for a total consideration of NOK 2.9 billion. The dispositions resulted in a total pretax gain of NOK 219 million. In September, KFK entered into agreements to sell its Danish feed and grain activities for a total consideration of approximately NOK 2 billion, and its Swedish feed and grain activities for approximately NOK 450 million. The agreements resulted in impairment charges of approximately NOK 150 million. The sale of the Danish activities was completed in forth quarter, while the sale of the Swedish was completed in January 2003 after approval from competition authorities. In December, Hydro entered into an agreement for the sale of the Flexible Packaging unit for a total consideration of approximately NOK 3 billion. Flexible Packaging was acquired as part of the VAW acquisition in first quarter 2002, and is part of Other activities. The transaction has received competition authority approval in EU in February 2003 and is expected to be completed in second quarter 2003.

2001 Dispositions Hydro concluded the sale of Hydro Seafood's activities based in UK, Hydro Seafood GSP Ltd. The sale resulted in a pretax gain of NOK 418 million. Hydro sold the remainder of its electric power grid in Norway, resulting in a pretax gain of NOK 179 million.

2000 Acquisitions Hydro acquired 100 percent of the shares in Wells Aluminium Corporation, an aluminium extruder in the United States of America. The purchase price was NOK 1,352 million, including debt assumed of NOK 870 million.

In July 2000, Hydro entered into an agreement to acquire 58 percent of Adubos Trevo, a Brazilian fertilizer company. As of 31 December 2000, 20.3 percent of the total shares and 51 percent of the voting shares were transferred to Hydro. The purchase price for the total acquisition was NOK 374 million including assumed debt. Transfer of the remaining shares was finalized during the first six months of 2001. As of 31. December 2002 Hydro's ownership share is 95,9 percent.

2000 Dispositions During 2000, Hydro sold subsidiaries and ownership interests for a total consideration of NOK 10.3 billion. The dispositions resulted in a total pretax gain of NOK 3,161 million. In April, Hydro entered into an agreement with a Dutch company, Nutreco Holding N.V., to sell its salmon production and sales activities operating as Hydro Seafood AS. Approximately 80 percent of the total operations was transferred to Nutreco in November. The activities based in the United Kingdom were excluded as a result of objection from the UK competition authorities.

Hydro's activities on the British Continental Shelf were sold to Conoco UK (now ConocoPhillips). These activities were acquired as a part of Hydro's acquisition of Saga Petroleum ASA (Saga) in 1999. In addition, Hydro disposed of its shares in Dyno ASA and Autoplastics AB (now Sapa Autoplastics AB).

Pro Forma Information (Unaudited)
The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2001.

Amounts in NOK million	31 December, 2002	31 December, 2001
Assets	207,211	216,978

Amounts in NOK million	Year 2002	Year 2001
Operating revenues	174,630	180,567
Operating income	20,554	22,941
EBITDA	36,878	40,656
Net income	9,125	8,268
Earnings per share in NOK	35.30	32.00

This pro forma information has been prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the transaction occurred on the date described above. The pro forma information is based on Hydro's results for 2002 and 2001 and results for VAW for 2001, presented in accordance with US GAAP. For the period 1 January 2002 to Hydro's acquisition on 15 March 2002, this pro forma information is based on internal management reports for VAW. For the period previous to Hydro's acquisition, some accounting principles differ from Hydro's normal application. For example, VAW used the LIFO (last-in-first-out) method for inventory valuation. In general, uncertainty related to pro forma information is higher than for historic accounts.

VAW's results have been translated into Norwegian kroner at average exchange rates. Pro forma adjustments are made for fair value adjustments for assets and liabilities, depreciation and amortization of these adjustments, finance cost of the acquisition price, and deferred tax related to the above mentioned adjustments. However, no adjustment has been made for the fair valuation of inventories. Significant sales and receivables between the companies are eliminated.

The effect of the remaining acquisitions and dispositions for 2002 and 2001 is not significant.

3. CONSOLIDATED SHAREHOLDERS' EQUITY

Amounts in NOK million except number of shares in thousands	Ordinary Shares issued Norsk Hydro ASA Number	Ordinary Shares issued Norsk Hydro ASA Amount	Additional paid-in capital	Total paid-in capital	Retained earnings	Treasury Stock Norsk Hydr o ASA Number	Treasury Stock Norsk Hydr o ASA Amount	Accumulated other comprehensive income	Total shareholders' equity 1)
Balance 31 December, 1999	266,597	5,332	15,055	20,387	39,761	(4,891)	(1,564)	913	59,497
Net income 2000					13,981				13,981
Dividend declared and paid									
(NOK 8.00 per share)					(2,094)				(2,094)
Net unrealized loss on securities								(3)	(3)
Minimum pension liability								(95)	(95)
Hedge of net investment								(412)	(412)
Purchase of treasury stock						(2,041)	(763)		(763)
Treasury stock reissued to employees			4	4	(1)	322	103		106
Foreign currency translation								1,010	1,010
Balance 31 December, 2000	266,597	5,332	15,059	20,391	51,647	(6,610)	(2,224)	1,413	71,227
Net income 2001					7,892				7,892
Dividend declared and paid									
(NOK 9.50 per share)					(2,470)				(2,470)
Net unrealized gain on securities								41	41
Minimum pension liability								(397)	(397)
Hedge of net investment								89	89
Cash flow hedges								136	136
Purchase of treasury stock						(2,959)	(1,155)		(1,155)
Treasury stock reissued to employees			16	16		351	122		138
Treasury stock reissued for acquisition									
of shares in Hydro Asia Pacific			(5)	(5)		256	90		85
Foreign currency translation					1			(794)	(793)
Balance 31 December, 2001	266,597	5,332	15,070	20,402	57,070	(8,962)	(3,167)	488	74,793
Net income 2002					8,765				8,765
Dividend declared and paid					(2,576)				(2,576)
(NOK 10.00 per share)									
Net unrealized gain on securities								(31)	(31)
Minimum pension liability								(323)	(323)
Hedge of net investment								1,333	1,333
Cash flow hedges								979	979
Treasury stock reissued to employees			18	18		326	116		134
Foreign currency translation					1		(1)	(7,207)	(7,207)
Balance 31 December, 2002	266,597	5,332	15,088	20,420	63,260	(8,636)	(3,052)	(4,761)	75,867

1) See note 27 for a reconciliation to N GAAP equity.

Components of Accumulated Other Comprehensive Income and Related Tax Effects

Amounts in NOK million	31 December, 2002 Pretax	Tax	Net	31 December, 2001 Pretax	Tax	Net	31 December, 2000 Pretax	Tax	Net
Unrealized gain (loss) on securities	(43)	12	(31)	58	(17)	41	-	-	-
Less: Reclassification adjustment	-	-	-	-	-	-	(3)	-	(3)
Net unrealized gain (loss) on securities	(43)	12	(31)	58	(17)	41	(3)	-	(3)
Net investment hedge	1,851	(518)	1,333	124	(35)	89	(574)	162	(412)
Cash flow hedge	1,441	(405)	1,036	188	(52)	136	-	-	-
Less: Reclassification of hedging gain	(79)	22	(57)	-	-	-	-	-	-
Net cash flow hedge	1,362	(383)	979	188	(52)	136	-	-	-
Minimum pension liability adjustment	(472)	149	(323)	(553)	156	(397)	(132)	37	(95)
Foreign currency translation	(7,215)	-	(7,215)	(671)	-	(671)	1,328	-	1,328
Loss (gain) on companies sold	8	-	8	(123)	-	(123)	(318)	-	(318)
Net foreign currency translation	(7,207)	-	(7,207)	(794)	-	(794)	1,010	-	1,010
Total accumulated other comprehensive income	(4,509)	(740)	(5,249)	(977)	52	(925)	301	199	500

Norsk Hydro ASA had authorized and issued 266,596,650 ordinary shares having a par value of NOK 20 per share for the years ended 31 December, 2002, 2001, and 2000. As of 31 December, 2002, 8,636,118 shares were treasury stock resulting in 257,960,532 outstanding ordinary shares (for 2001 257,634,172 oustanding ordinary shares). For N GAAP, the amount for the treasury stock of NOK 3,052 million was comprised of NOK 173 million for share capital and NOK 2,879 million for retained earnings. Treasury stock may be used as consideration in connection with commercial transactions or share schemes for the employees and representatives of the Corporate Assembly and the Board of Directors. In 2002, Hydro sold 326,360 shares of its treasury stock to employees for NOK 134 million. The weighted average number of outstanding shares for the year ended 31 December, 2002 was 257,799,411. As of 31 December, 2002, the Norwegian government ownership interest in Norsk Hydro ASA was 45.3 percent adjusted for treasury stock. The share capital and paid-in premium in Norsk Hydro ASA's balance sheet are not available for dividend purposes.

4. STOCK-BASED COMPENSATION

Hydro has three stock-based compensation plans, the Executive Share Option Plan established in 2001, the Executive Share Option Plan established in 2002 and a subsidized share purchase plan for permanent employees in the parent company and Norwegian subsidiaries owned more than 90 percent by Norsk Hydro ASA.

The Executive Share Option Plans are variable plans that relates to options granted to approximately 30 persons in Hydro's top management including the president and CEO, persons in the corporate management board and others. During 2001, 92,000 options were granted. The options vesting schedule is based on shareholder return, as defined in the Plan calculated over a three-year performance period beginning in May 2001. During 2002, 111,000 options were granted. The options vesting schedule is based on shareholder return, as defined in the Plan calculated over a three-year performance period beginning in July 2002. If shareholder return is less than 12% none of the options vest. If the shareholder return achieved is between 12% and 20% the corresponding percentage of options that vest increases linearly between 20% and 100%. The options are exercisable for two years following the three-year performance period. All the shares authorized for both plans have been granted.

During 1999, 165,000 options were granted under the 1999 Plan at an exercise price of NOK 367.50. This plan expired at the end of 2002. There were no options exercised or cancelled during 1999. During 2000 there were no options granted, exercised or canceled. During 2001, in addition to the Executive Share Option Plan 2001, 3,500 options were exercised under the 1999 plan. Activity for 2002 is as follows:

Options outstanding	Number of shares	Strike price (in NOK)	Fair value per share (in NOK)
1 January, 2002	253,500	375.80	-
Granted	111,000	361.90	60
Exercised	3,300	367.50	-
Expired	158,200	367.50	-
31 December, 2002	203,000	374.80	-
Options exercisable:			
31 December 2001	161,500	367.50	-
31 December 2002	-	-	-

The grant date fair value of the options granted in 2001 and 2002 was NOK 82 and NOK 60 per option respectively, which approximated the market price on the grant date. There was no compensation expense recognized during 2000, 2001 or 2002 related to these awards.

As of 31 December, 2002, 92,000 options, related to the Executive Share Option Plan 2001, with an exercise price of NOK 390.40 were outstanding with a remaining contractual life of 3.3 years, none of which were exercisable. In addition 111,000 options related to the Executive Share Option Plan 2002, with an exercise price of NOK 361.90 were outstanding with a remaining contractual life of 4.5 years, none of which were exercisable.

In March 2001, Hydro expanded the subsidized share-purchase plan for employees in Norway. Under this plan Hydro's employees in Norway receive a NOK 1,500 share-purchase rebate to purchase shares of Norsk Hydro, which corresponds to a 20% discount from the market price. If shareholder return, as defined by the plan, meets or exceeds 12% in the period from 1 June to 31 May (the measurement period), employees receive an additional rebate of NOK 4,500 for a total of NOK 6,000, which corresponds to a 50 percent discount from the market price. The performance criteria was met for the 2000-2001 measurement period. In June 2001, 347,474 shares were awarded to employees at a per share price of NOK 196.90. Compensation expense recognized in 2001 related to this award was approximately NOK 68 million.

In 2002, Hydro modified the measurement period for the share-purchase plan for Norwegian employees so that the period would run from 1 January 2002 to 31 December 2002. 2002 was a transitional year so that the scheme had the old scheme running from 1 June 2001 to 31 May 2002 and the new scheme running from 1 January 2002 to 31 December 2002.

The performance criteria was met for the 1 June 2001 to 31 May 2002 measurement period. In July 2002, 323,060 shares were awarded to employees at a per share price of NOK 205.15. Compensation expense recognized in 2002 related to this award amounted to NOK 73 million.

At 31 December 2002, the 12 percent performance target was not met for the 1 January 2002 to 31 December 2002 measurement period, consequently the rebate for this award was NOK 1,500 or 20 percent.

Pro Forma Information (Unaudited)

Statement of Financial Accounting Standards (SFAS) 123 requires disclosure of certain pro forma information based on the estimated fair value of the options granted if the intrinsic value method is used to measure compensation expense (See Note 1). Under the fair value method defined by SFAS 123, compensation expense is measured by using estimated fair value of the options at the date of the grant. For the pro forma disclosure, the estimated fair value is amortized from the date of the grant until the options become exercisable. The following unaudited pro forma information is presented as if the fair value method of accounting for stock-based compensation had been used.

In NOK millions, except for earnings per share (unaudited)	2002	2001	2000
Pro forma net income	8,761	7,890	13,974
Pro forma earnings per share	34.00	30.50	53.40

Hydro uses valuation model based on the Black-Scholes option-pricing model. The weighted average assumptions used in the model for the 2001 plan are: expected life of 3 years, expected volatility of 29 percent, a risk-free interest of 6.7 percent and a dividend yield of about 2.5 percent. The model also includes an assumption regarding the probability of meeting the performance criteria.

The weighted average assumptions used in the model for the 2002 plan are: expected life of 3 years, expected volatility of 30 percent, a risk-free interest of 5.5 percent and a dividend yield of about 2.5 percent. The model also includes an assumption regarding the probability of meeting the performance criteria.

5. OPERATING AND GEOGRAPHIC SEGMENT INFORMATION

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources. Generally, financial information is required to be disclosed on the same basis that is used internally enabling investors to see the company through the eyes of management.

Hydro's operating segments are managed separately and each operating segment represents a strategic business area that offers different products and serves different markets. Hydro's operating segments are the three business areas Hydro Oil and Energy, Hydro Aluminium and Hydro Agri. The business areas are divided into sub-segments representing different parts of the value chain.

Hydro Oil and Energy consists of Exploration and Production, and Energy and Oil Marketing. Exploration and Production is responsible for Hydro's oil and gas exploration, field development, and operation of production and transportation facilities. Energy and Oil Marketing includes Hydro's commercial operations in the oil, natural gas and power sectors, the operation of Hydro's power stations as well as marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers. Energy and Oil Marketing buys and/or markets almost all oil production from Exploration and Production, and sells the equity gas production on a commission basis.

Hydro Aluminium consists of Metals, Rolled Products and Extrusion and Automotive. Metals' activities include the production of primary aluminium and primary magnesium, aluminium oxide, remelting of metal, and the international trading of aluminium, aluminium products and aluminium oxide. Rolled Products delivers foil, strip, sheet and plate for application in such sectors as packaging, automotive and transport industries, as well as for offset printing plates. Extrusion and Automotive is involved in the manufacture and sale of extruded aluminium products and components for the automotive industry. Hydro's aluminium activities in North America, including trading activities, is included in Extrusion and Automotive.

Hydro Agri's main activities are the production and sale of ammonia and fertilizer products, including nitrate fertilizer, complex fertilizer and urea. Most of the production takes place in Europe while trading is done worldwide. In addition, Agri markets numerous products for industrial use which mainly have their origin in Hydro's ammonia and fertilizer production.

Other activities consists of Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet), Flexible Packaging and certain other activities. Petrochemicals is a producer of the plastic raw material polyvinyl chloride (PVC) in Scandinavia and in the UK. Treka's main activity is production and sale of fish feed, after disposing of activities related to trading of grain, feedstuffs, fertilizers and other agricultural related products in November 2002 and January 2003.

Operating Segment Information

Hydro's steering model referred to as value-based management, reflects management's focus on cash flow-based performance indicators, before and after taxes. EBITDA [1] (defined as income/loss before tax, interest expense, depreciation, amortization, write-downs and certain other financial items) is an approximation of cash flow from operations before taxes. EBITDA is considered an important measure of performance for the company's operational areas and operating segments. EBITDA, in addition to operating income includes financial income, results from non-consolidated investee companies as well as gains and losses on sales of activities classified as "Other Income, net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investee companies.

Hydro also uses cash return on gross investment (CROGI) as a measure of annual rate of return on assets employed. CROGI is defined as gross cash flow after taxes, divided by average gross investment [2], while gross cash flow is defined as EBITDA less total tax expense, gross investment is defined as total assets plus accumulated depreciation, amortization and write-downs, minus short-term interest-free debt [3]. Hydro manages long-term funding and taxes on a group basis. Therefore, segment debt is defined as short-term interest free liabilities excluding short-term deferred tax liabilities.

Certain segment information such as EBITDA and Gross Investment are non-GAAP measures. Therefore there is no directly corresponding figure in the financial statements. A reconciliation to GAAP measures is included at page 55.

Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Results of activities considered incidental to Hydro's main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption "Corporate and eliminations". These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the Areas. The accounting policies of the operating segments reflect those described in the summary of significant accounting policies. See Note 1.

1) EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.
2) Deferred tax assets are not included in gross investment.
3) Deferred tax liabilities are not deducted from gross.

Amounts in NOK million	External revenues 2002	2001	2000	Internal revenues 2002	2001	2000	Total operating revenues [1] 2002	2001	2000
Exploration and Production	**11,175**	7,848	9,436	**22,834**	25,434	26,058	**34,009**	33,282	35,494
Energy and Oil Marketing [1]	**35,795**	39,450	40,837	**3,985**	4,509	4,663	**39,780**	43,959	45,500
Eliminations [5]	**26**	-	-	**(22,074)**	(25,225)	(25,871)	**(22,048)**	(25,225)	(25,871)
Hydro Oil and Energy	**46,996**	47,298	50,273	**4,745**	4,718	4,850	**51,741**	52,016	55,123
Metals [1]	**26,025**	24,961	24,177	**13,621**	6,514	6,306	**39,646**	31,475	30,483
Rolled Products	**14,135**	4,126	4,122	**655**	102	99	**14,790**	4,228	4,221
Extrusion and Automotive	**24,186**	21,854	22,491	**59**	633	540	**24,245**	22,487	23,031
Other and eliminations [4]	**162**	1	17	**(13,792)**	(7,108)	(6,622)	**(13,630)**	(7,107)	(6,605)
Hydro Aluminium	**64,508**	50,942	50,807	**543**	141	323	**65,051**	51,083	51,130
Hydro Agri	**32,818**	36,809	35,756	**530**	598	851	**33,348**	37,407	36,607
Other activities [2]	**17,988**	17,713	19,911	**3,781**	4,648	4,838	**21,769**	22,361	24,749
Corporate and Eliminations	**626**	73	114	**(9,599)**	(10,105)	(10,862)	**(8,973)**	(10,032)	(10,748)
Total	**162,936**	152,835	156,861	**-**	-	-	**162,936**	152,835	156,861

Amounts in NOK million	Depreciation, depletion and amortization 2002	2001	2000	Other operating expenses 2002	2001	2000	Operating income (loss) before fin. and other income 2002	2001	2000
Exploration and Production	**8,785**	7,791	8,046	**10,895**	7,678	7,340	**14,329**	17,813	20,108
Energy and Oil Marketing	**221**	229	240	**37,967**	42,365	43,591	**1,592**	1,365	1,669
Eliminations	**-**	-	2	**(22,074)**	(25,225)	(25,900)	**26**	-	27
Hydro Oil and Energy	**9,006**	8,020	8,288	**26,788**	24,818	25,031	**15,947**	19,178	21,804
Metals	**1,117**	751	837	**36,839**	30,352	26,956	**1,690**	372	2,690
Rolled Products	**496**	104	93	**14,589**	4,066	4,131	**(295)**	58	(3)
Extrusion and Automotive	**1,010**	895	715	**23,221**	21,820	21,666	**14**	(228)	650
Other and eliminations [4]	**-**	-	-	**(13,919)**	(7,090)	(6,604)	**289**	(17)	(1)
Hydro Aluminium	**2,623**	1,750	1,645	**60,730**	49,148	46,149	**1,698**	185	3,336
Hydro Agri	**1,172**	1,570	1,640	**29,969**	33,723	33,664	**2,207**	2,114	1,303
Other activities [2]	**1,100**	912	945	**20,656**	21,790	23,596	**13**	(341)	208
Corporate and Eliminations [3] [5]	**11**	21	20	**(8,960)**	(10,000)	(12,583)	**(24)**	(53)	1,815
Total	**13,912**	12,273	12,538	**129,183**	119,479	115,857	**19,841**	21,083	28,466

1) Presentation of income from certain trading activities was in 2000 changed from net presentation of margin to gross presentation as operating revenues and raw materials. This includes metal trading within Aluminium Metal Products and trading of petroleum products within Energy. Prior periods have been reclassified to be presented on a consistent basis.

2) Other Activities consists of the following: Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet), Flexible Packaging, Pronova, the industrial insurance company, Industriforsikring, Hydro Business Partner and Seafood.

3) Corporate and Elimination's operating income (loss) and EBITDA includes a net periodic pension cost of NOK 312 million for 2002, and a credit of NOK 421 million and NOK 2,263 million in 2001 and 2000, respectively. In 2000, Hydro changed the way it allocates pension costs to its Norwegian operations. Previously costs were determined based on the number of years of service resulting in a concentration of the total costs towards the end of the service period. The change resulted in non-recurring charges to the segments with a corresponding credit of NOK 2,007 million reflected in Corporate, which is included in Corporate's net periodic pension credit. Part of these costs have been charged to external parties resulting in a positive effect to the Company of NOK 470 million.

Amounts in NOK million	Equity in net income non-consolidated investees 2002	2001	2000	Other income, net 2002	2001	2000	EBITDA 2002	2001	2000
Exploration and Production	**31**	35	21	**77**	-	387	**23,332**	25,768	28,656
Energy and Oil Marketing	**148**	32	15	**-**	179	-	**1,982**	1,836	1,956
Eliminations	**-**	(2)	-	**-**	-	-	**26**	-	29
Hydro Oil and Energy	**179**	65	36	**77**	179	387	**25,340**	27,604	30,641
Metals	**(275)**	196	237	**-**	-	-	**2,703**	1,766	3,803
Rolled Products	**7**	-	-	**-**	-	-	**258**	162	86
Extrusion and Automotive	**49**	(78)	26	**-**	(25)	122	**1,084**	632	1,612
Other and eliminations [4]	**-**	-	-	**-**	-	-	**289**	(17)	-
Hydro Aluminium	**(219)**	118	263	**-**	(25)	122	**4,334**	2,543	5,501
Hydro Agri	**57**	330	349	**166**	(53)	-	**3,945**	4,402	3,553
Other activities [2]	**12**	51	20	**-**	477	1,698	**1,044**	1,215	2,950
Corporate and Eliminations [3] [5]	**4**	2	4	**(24)**	-	954	**995**	1,993	3,964
Total	**33**	566	672	**219**	578	3,161	**35,658**	37,757	46,609

Amounts in NOK million	Gross Cash Flow after Tax 2002	2001	2000	Gross Investment 2002	2001	2000	CROGI 2002	2001	2000
Exploration and Production	**14,632**	15,009	16,309	**128,486**	118,563	111,021	**11.8**	13.1	14.5
Energy and Oil Marketing	**1,337**	1,212	1,276	**11,580**	10,184	9,633	**12.3**	12.2	13.2
Eliminations	**18**	-	20	**53**	(42)	(46)	**-**	-	-
Hydro Oil and Energy	**15,987**	16,221	17,605	**140,119**	128,705	120,608	**11.9**	13.0	14.4
Metals	**2,188**	1,651	2,992	**34,905**	26,330	28,593	**7.1**	6.0	11.2
Rolled Products	**258**	144	86	**11,937**	2,626	2,369	**3.5**	5.8	3.8
Extrusion and Automotive	**1,077**	632	1,375	**16,846**	14,011	13,818	**7.0**	4.5	11.2
Other and eliminations [4]	**289**	58	2	**145**	(148)	(51)	**-**	-	-
Hydro Aluminium	**3,812**	2,485	4,455	**63,833**	42,819	44,729	**7.1**	5.7	10.8
Hydro Agri	**3,174**	3,669	3,071	**30,739**	36,513	40,094	**9.4**	9.6	7.8
Other activities [2]	**1,045**	1,147	2,365	**21,873**	22,529	24,056	**4.7**	4.9	9.7
Corporate and Eliminations [5]	**(1,638)**	485	2,935	**8,832**	28,273	23,059	**(8.8)**	1.9	19.2
Total	**22,380**	24,007	30,431	**265,396**	258,839	252,546	**8.5**	9.4	12.5

4) Other and eliminations includes unrealized gains and losses related to LME contracts with a gain of NOK 266 million in 2002, a loss of NOK 50 million in 2001 and a gain of NOK 31 million in 2000.

5) Corporate and eliminations in 2002 includes elimination of unrealized loss on power contracts between Energy and other units in Hydro with NOK 588 million. In addition, NOK 26 million is eliminated within the Oil and Energy Area.

Amounts in NOK million	Current assets 2) 2002	2001	Non-current assets 2002	2001	Assets 2) 2002	2001
Exploration and Production	8,461	8,546	73,694	70,760	82,155	79,306
Energy and Oil Marketing	15,550	6,563	5,695	5,443	21,245	12,006
Eliminations	(2,459)	(1,984)	25	(53)	(2,434)	(2,037)
Hydro Oil and Energy	21,552	13,125	79,414	76,150	100,966	89,275
Metals	9,517	8,903	19,979	10,855	29,496	19,758
Rolled Products	6,451	1,466	4,464	869	10,915	2,335
Extrusion and Automotive	7,852	6,880	9,926	7,057	17,778	13,937
Other and eliminations	(1,506)	(868)	22	-	(1,484)	(868)
Hydro Aluminium	22,314	16,381	34,391	18,781	56,705	35,162
Hydro Agri	11,473	14,520	11,248	11,996	22,721	26,516
Other activities 1)	10,286	10,032	7,508	7,068	17,794	17,100
Corporate and Eliminations	772	26,265	8,253	3,604	9,025	29,869
Total	66,397	80,323	140,814	117,599	207,211	197,922

Amounts in NOK million	Non-consolidated investees, investments and advances 2002	2001	Segment debt 3) 2002	2001	Investments 4) 2002	2001
Exploration and Production	566	625	5,390	5,508	14,197	9,618
Energy and Oil Marketing	1,400	1,445	12,924	4,887	499	472
Eliminations	25	25	(2,485)	(1,983)	-	-
Hydro Oil and Energy	1,991	2,095	15,829	8,412	14,696	10,090
Metals	2,632	2,603	4,405	4,469	12,728	1,872
Rolled Products	1,428	-	1,602	711	7,437	201
Extrusion and Automotive	842	685	4,758	3,783	5,153	1,454
Other and eliminations	-	-	(1,648)	(740)	-	-
Hydro Aluminium	4,902	3,288	9,117	8,223	25,318	3,527
Hydro Agri	2,089	2,519	5,948	6,001	1,543	797
Other activities 1)	1,127	1,296	3,221	3,394	3,115	1,372
Corporate and Eliminations	1,390	489	(4,430)	(1,482)	1,044	542
Total	11,499	9,687	29,685	24,548	45,716	16,328

1) Other Activities consists of the following:Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet), VAW Flexible Packaging, Pronova, the industrial insurance company, Industriforsikring, Hydro Business Partner and Seafood.
2) Current assets and assets excludes internal cash accounts and accounts receivable related to group relief.
3) Segment debt is defined as short-term interest free liabilities excluding income taxes payable and short-term deferred tax liabilities.
4) Additions to property, plant and equipment plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.

Amounts in NOK million	Assets 2002	2001	2000	Long-lived assets 2002	2001	2000	Investments 2002	2001	2000
Norway	95,585	115,838	113,375	88,558	80,871	79,931	17,294	8,630	8,080
Great Britain	7,855	6,563	6,754	1,552	1,826	2,114	272	200	464
Germany	24,926	3,028	3,121	13,146	1,260	1,258	14,752	141	63
France	6,911	6,221	9,260	1,617	1,531	1,595	922	272	122
Sweden	8,105	7,394	7,364	2,079	1,949	1,985	512	477	256
Denmark	6,562	8,516	8,391	2,182	3,428	3,054	438	1,000	651
Italy	3,660	3,153	3,125	1,036	749	790	499	50	120
Spain	1,562	920	732	590	300	160	381	197	89
The Netherlands	10,471	6,396	6,612	1,448	1,126	2,093	410	439	1,113
Other	5,544	4,567	4,671	819	551	588	483	110	111
Total EU	75,596	46,758	50,030	24,469	12,720	13,637	18,669	2,886	2,989
Other Europe	1,352	848	885	908	210	258	642	28	37
Total Europe	172,533	163,444	164,290	113,935	93,801	93,826	36,605	11,544	11,106
USA	6,949	7,681	8,137	2,457	2,102	2,179	1,399	312	1,678
Asia	5,611	5,012	4,386	3,621	2,891	2,266	1,373	805	456
Other Americas	5,391	6,584	5,785	3,792	4,286	2,742	1,290	770	1,334
Africa	5,797	6,126	4,164	3,506	4,176	2,484	670	1,874	881
Canada	7,411	8,908	9,454	6,173	7,149	7,446	1,794	987	1,078
Australia and New Zealand	3,519	167	138	2,255	144	105	2,585	36	32
Total outside Europe	34,678	34,478	32,064	21,804	20,748	17,222	9,111	4,784	5,459
Total	207,211	197,922	196,354	135,739	114,549	111,048	45,716	16,328	16,565

Amounts in NOK million	Operating revenues 2002	2001	2000
Norway	14,784	12,595	14,238
Germany	19,348	18,942	18,503
Great Britain	18,435	20,787	19,311
France	14,509	12,155	16,538
Sweden	10,375	11,425	13,494
Italy	7,895	6,801	6,562
Denmark	6,002	7,262	7,256
The Netherlands	5,113	3,291	3,163
Spain	4,798	3,757	3,751
Other	10,347	9,088	8,139
Total EU	96,822	93,508	96,717
Switzerland	6,529	6,063	5,550
Other Europe	6,799	5,529	5,434
Total Europe	124,934	117,695	121,939
USA	14,931	16,584	16,849
Asia	8,978	6,479	7,376
Other Americas	6,198	6,035	5,099
Africa	4,088	4,156	3,811
Canada	3,193	1,419	1,231
Australia and New Zealand	614	467	556
Total outside Europe	38,002	35,140	34,922
Total	162,936	152,835	156,861

The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets.

Operating revenues are identified by customer location.

6. RESTRUCTURING COSTS

In October of 2001 Hydro decided to discontinue production of primary magnesium in Norway. As a result Hydro closed the Porsgrunn production facilities in March 2002, and has started the clean up and dismantling work. Dismantling and clean-up work is expected to be substantially completed during 2003. As part of the closure of the plant facilities, restructuring costs totaling NOK 961 million were recognized at the end of 2001. Of this amount NOK 261 million was charged as an impairment loss on the plant facilities and NOK 40 million was related to reduction in inventories due to obsolescence. The remaining NOK 660 million of restructuring costs included termination costs for customers and supplier agreements, work-force reduction costs, and dismantling and clean-up costs. Hydro recorded additional restructuring costs of NOK 59 million related to work-force reduction in the first quarter of 2002. The initial restructuring accrual was reduced by NOK 69 million during the third quarter of 2002 due to the reversal of certain accruals relating to contract termination costs that were lower than originally anticipated.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accruals for the twelve-month period ended 31 December, 2002:

Amounts in NOK million	31.Dec. 2001	Additions 1) (Deductions)	Payment	31.Dec. 2002
Demolition costs	316	-	(41)	275
Workforce severence	130	59	(171)	18
Shutdown cost of operations	98	-	(98)	-
Contract termination	116	(69)	(47)	-
Total	660	(10)	(357)	293

1) Charged to the income statement.

7. OPERATING COSTS AND EXPENSES

Operating costs include research and development, operating lease expense and payroll and related costs as follows:

Amounts in NOK million	2002	2001	2000
Research and development expense	815	796	898
Operating lease expense: 1)			
Drilling rigs, ships, office space	1,715	1,489	1,636
Office space leased from Hydro's independent pension trust	206	211	200
Total	1,921	1,700	1,836
Payroll and related costs:			
Salaries	15,561	13,306	12,023
Social security costs	2,398	1,927	1,609
Social benefits	788	503	486
Net periodic pension cost (Note 20)	1,586	1,501	734
Total	20,333	17,237	14,852

Estimating earnings relating to research and development costs incurred is considered impracticable for the years ended 31 December 2002, 2001, 2000.

1) Total minimum future rentals of NOK 6,965 million are due under non-cancelable operating leases as follows (in NOK million): 2003 - 1,319; 2004 - 1,216; 2005 - 968; 2006 - 801; 2007 - 713; and thereafter - 1,948.

8. FINANCIAL INCOME AND EXPENSE

Amounts in NOK million	2002	2001	2000
Interest income	1,515	2,762	1,803
Net gain (loss) on securities	(269)	(113)	(168)
Dividends received	172	198	112
Interest income and other financial income	1,418	2,847	1,747
Interest expense	(3,189)	(3,721)	(4,045)
Capitalized interest	607	685	1,029
Net foreign exchange gain (loss)	3,262	(416)	(655)
Other, net	(163)	(157)	(234)
Interest expense and foreign exchange gain (loss)	517	(3,609)	(3,905)
Net financial income (expense)	1,935	(762)	(2,158)

9. OTHER INCOME AND EXPENSE

Other income of NOK 219 million in 2002 consisted of a gain on the sale of Hydro's interest in the oil company Pelican AS with NOK 77 million, the remaining NOK 142 million related primarily to earnings from the divestment of the following activities in the Agri area: KA Rasmussen, parts of the formate activity and the reorganizing of the Vlaardingen operations in the Netherlands into a new joint venture company.

In 2001, other income and expense of NOK 578 million consisted of: Gain on sale of Hydro Seafood UK of NOK 418 million, gain on sale of transmission grid assets of NOK 179 million, gain on sale of Singapore Polymer Corporation of NOK 59 million, loss on sale of Oleochemicals of NOK 53 million and charges of NOK 25 million relating to the sale of Fundo a.s. in 2000.

Other income in 2000 of NOK 3,161 million consisted of: NOK 1,609 million for Hydro Seafood, NOK 954 million for shares in Dyno, NOK 387 million for Saga Petroleum UK, NOK 89 million for KFK's pet food business BS Pet Products AS, NOK 72 million for shares in Sapa Autoplastics AB, and NOK 50 million for Fundo a.s.

10. INCOME TAXES

Amounts in NOK million	2002	2001	2000
Income before taxes and minority interest:			
Norway	17,876	18,763	26,341
Other countries	4,152	2,702	3,800
Total	22,028	21,465	30,141
Current taxes:			
Norway	12,766	13,631	12,892
Other countries	1,131	432	819
Current income tax expense	13,897	14,063	13,711
Deferred taxes:			
Norway	(510)	(576)	2,131
Other countries	(109)	263	336
Deferred tax expense (benefit)	(619)	(313)	2,467
Total income tax expense	13,278	13,750	16,178

Components of deferred income tax expense

Amounts in NOK million	2002	2001	2000
Deferred tax expense (benefit), excluding items below	641	(230)	2,567
Benefits of tax loss carryforwards	(495)	2	(58)
Tax expense (benefit) allocated to other comprehensive income	(727)	52	199
Effect of tax law changes	125	78	38
Net change in valuation allowance	(163)	(215)	(279)
Deferred tax expense (benefit) - US GAAP	(619)	(313)	2,467
Adjustments to N GAAP:			
Tax effects of differences between US GAAP and N GAAP (Note 27)	*50*	*(17)*	*10*
Deferred tax expense (benefit) - N GAAP	*(569)*	*(330)*	*2,477*

Reconciliation of Norwegian nominal statutory tax rate to effective tax rate

Amounts in NOK million	2002	2001	2000
Expected income taxes at statutory tax rate 1)	6,168	6,010	8,439
Petroleum surtax 2)	8,665	9,138	8,665
Uplift benefit 2)	(1,034)	(800)	(720)
Hydro-electric power surtax 3)	217	190	155
Tax law changes	125	78	38
Losses and other deductions with no tax benefit	517	549	417
Non-deductible expenses	79	28	149
Foreign tax rate differences	127	62	117
Tax free income	(363)	(395)	(481)
Dividend exclusion	(60)	(22)	(22)
Losses and other benefits not previously recognized	(581)	(637)	(962)
Other, net	(582)	(451)	383
Income tax expense - US GAAP	13,278	13,750	16,178
Effective tax rate - US GAAP	60.3 %	64.1 %	53.7 %
Tax effect of differences between US GAAP and N GAAP (Note 27)	*50*	*(17)*	*10*
Income tax expense - N GAAP	*13,328*	*13,733*	*16,188*
Income before taxes - N GAAP	*21,995*	*21,419*	*30,156*
Effective tax rate - N GAAP	*60.6 %*	*64.1 %*	*53.7 %*

1) Norwegian nominal statutory tax rate is 28 percent.
2) Income from oil and gas activities on the Norwegian Continental Shelf is taxed according to the Petroleum Tax Law. This stipulates a surtax of 50 percent after deducting uplift, a special deduction for surtax, in addition to normal corporate taxation of 28 percent.
3) A surtax of 27 percent is applied to taxable income, with certain adjustments, for Norwegian hydro-electric power plants. The surtax comes in addition to the normal corporate taxation. Tax depreciation, including that from the upward revision of basis under the new law, is deductible for both corporate tax and surtax purposes.

The tax effects of temporary differences and tax loss carryforwards giving rise to deferred tax assets and liabilities were as follows as of 31 December, 2002 and 2001.

	US GAAP Deferred Tax			
	Assets	Liabilities	Assets	Liabilities
Amounts in NOK million	2002	2002	2001	2001
Short-term:				
Marketable securities	93	(11)	18	(25)
Inventory valuation	121	(273)	104	(291)
Accrued expenses	2,700	(1,127)	1,452	(453)
Unrealized exchange (gains) losses	80	(80)	35	(61)
Uplift benefit	844	-	817	-
Other	41	(298)	1	(14)
Long-term:				
Unrealized exchange (gains) losses	63	(718)	58	(2)
Depreciation	2,346	(28,423)	1,590	(25,075)
Capitalized interest	-	(3,665)	-	(3,619)
Exploration drilling costs	-	(2,661)	-	(2,802)
Other non-current assets	1,808	(4,169)	1,235	(530)
Accrued expenses	703	(1,047)	612	(642)
Pensions	1,543	(1,486)	887	(1,317)
Deferred (gains) losses on sales	161	(1,632)	238	(1,570)
Uplift benefit	1,545	-	1,528	-
Decommissioning	871	-	779	-
Other	647	(1,764)	208	(1,445)
Total tax loss carryforwards	2,727	-	2,265	-
Subtotal	16,293	(47,354)	11,827	(37,846)
Total valuation allowance	(1,900)	-	(2,305)	-
Gross deferred tax assets and liabilities	14,393	(47,354)	9,522	(37,846)
Adjustments for N GAAP: (Note 27)				
Short and long-term:				
Unrealized gains	-	*414*	-	*96*
Gross deferred tax assets and liabilities, N GAAP	*14,393*	*(46,940)*	*9,522*	*(37,750)*
Net - N GAAP	*2,184*	*(34,731)*	*1,892*	*(30,120)*

Deferred income taxes have not been provided for on undistributed earnings of foreign subsidiaries, amounting to NOK 12,242 million, since those earnings are considered to be indefinitely invested. No deferred income taxes have been recognized on undistributed earnings of Norwegian subsidiary which can be remitted tax-free as dividends.

At the end of 2002, Hydro had tax loss carryforwards of NOK 8,743 million, primarily in Norway, Germany, Canada, Italy, Jamaica, United Kingdom and Spain. Carry forward amounts expire as follows:

Amounts in NOK million	
2003	305
2004	330
2005	228
2006	394
2007	176
After 2007	2,898
Without expiration	4,412
Total tax loss carryforwards	8,743

11. OTHER LIQUID ASSETS

Amounts in NOK million	2002	2001
Bank time deposits	1,161	10
Marketable equity securities	551	869
Debt securities and other	935	1,542
Total other liquid assets	2,647	2,421

The net change in unrealized gains on securities for the years ended 31 December 2002, 2001 and 2000 was a net loss of NOK 259 million, a net loss of NOK 22 million and a net loss of NOK 358 million, respectively. Total cost of marketable equity securities and debt securities and other was NOK 1,822 million and NOK 2,484 million as of 31 December, 2002 and 2001, respectively.

12. INVENTORIES

Amounts in NOK million	2002	2001
Finished goods	8,804	10,023
Work in progress	2,734	773
Raw materials	5,694	4,998
Total inventories	17,232	15,794

13. NON-CONSOLIDATED INVESTEES

Amounts in NOK million	Hydro Texaco	Scanraff	Alunorf	Alunorte	Søral	Meridian	Qafco	Noretyl	Other	Total
Balance 01.01.2001	869	332	-	789	503	697	1,033	-	2,988	7,211
Investments (sale), net				300		(13)	96		417	800
Change in long-term advances, net		(19)							197	178
Transfers (to) from other investments								462	986	1,448
Hydro's share of net income (loss)	14			31	197	26	167	50	230	715
Amortization and write-down				(28)		(42)			(79)	(149)
Dividends received by Hydro	(1)				(100)	(15)	(45)		(311)	(472)
Foreign currency translation and other	(28)	(16)		78		(25)	15		(68)	(44)
Balance 31.12.2001	854	297	-	1,170	600	628	1,266	512	4,360	9,687
Changes in 2002:										
Investments (sale), net		159	1,468	137		(5)			1,207	2,966
Change in long-term advances, net		145							964	1,109
Transfers (to) from other investments									(109)	(109)
Hydro's share of net income (loss)	115		47	(291)	75	19	121	72	111	269
Amortization and write-down			(40)	(21)					(174)	(235)
Dividends received by Hydro	(1)	(23)			(100)	(5)	(95)		(190)	(414)
Foreign currency translation and other	(49)	(90)	(47)	(459)		(142)	(290)		(697)	(1,774)
Balance 31.12.2002	**919**	**488**	**1,428**	**536**	**575**	**495**	**1,002**	**584**	**5,472**	**11,499**
Amortization N GAAP						*(9)*				*(9)*
Balance 31.12.2002 N GAAP	*919*	*488*	*1,428*	*536*	*575*	*486*	*1,002*	*584*	*5,472*	*11,490*

Specification of Non-consolidated Investees

Amounts in NOK million, except ownership	Percentage owned by Hydro 2002	Investments in and advances to investees 2002	2001	Hydro's current receivable (payable),net with investees 2002	2001
Hydro Texaco	50.0%	919	854	(61)	(45)
Scanraff	25.0%	488	297	12	(8)
Alunorte	34.0%	536	1,170	(47)	(55)
Søral	49.9%	575	600	(103)	(121)
Meridian	49.0%	495	628	62	(57)
Qafco	25.0%	1,002	1,266	(142)	42
Alunorf	50.0%	1,428	-	(115)	-
Noretyl	50.0%	584	512	(179)	(64)
Others		5,472	4,360	(131)	346
Total		11,499	9,687	(704)	38

A description of significant investees' business, majority owners and the nature of related party transactions with Hydro including amounts if material follow:

Hydro Texaco a.s operates 881 gasoline stations and 162 diesel stations in Norway, Denmark and the Baltics. Hydro and ChevronTexaco Corp. each own 50 percent in the joint venture. Hydro sells and purchases oil related products with the joint venture at market prices. Sales from Hydro Texaco to Hydro amounted to NOK 510 million, NOK 558 million and NOK 900 million in 2002, 2001 and 2000, respectively. Sales from Hydro to Hydro Texaco amounted to NOK 674 million, NOK 1,194 million and NOK 969 million in 2002, 2001 and 2000, respectively. Hydro Texaco is part of Energy and Oil Marketing.

Skandinaviska Raffinaderiet AB (Scanraff), part of Hydro Energy, operates the Scanraff refinery in Lysekil, Sweden. Hydro paid processing fees to Scanraff for refining of its oil of NOK 195 million, NOK 224 million and NOK 232 million in 2002, 2001 and 2000, respectively. The other partner is an unaffiliated company.

Aluminium Norf GmbH (Alunorf) is the world largest rolling mill located in Germany nearby other Hydro facilities. Alunorf is jointly owned by Hydro and Alcan (50 percent each). Hydro's shares in Alunorf were part of the VAW acquisition in 2002. Each partner supplies Alunorf with ingots, which are transformed to flat rolled coils and delivered to the partners. Sales from Alunorf to Hydro in 2002 amounted to NOK 1,941 million. Hydro sells alloys to Alunorf, operating revenues in 2002 from sales to Alunorf were not material to Hydro Aluminium. Alunorf is part of Rolled Products.

Alumina do Norte do Brasil S.A. (Alunorte) is an alumina refinery located in Brazil. Hydro's owner share is at

present 34.0 percent, an increase from 32.3 percent in 2001. Hydro purchased alumina from Alunorte amounting to NOK 433 million, NOK 734 million and NOK 703 million in 2002, 2001 and 2000, respectively. Alunorte is part of Metals.

Sør-Norge Aluminium AS (Søral), part of Metals, is a Norwegian primary aluminium manufacturer. Søral sells 50 percent of its production to each major owner at current market prices. The other 50 percent owner of Søral is an unaffiliated company. Sale of aluminium from Søral to Hydro amounted to NOK 847 million, NOK 1,018 million and NOK 1,026 million in 2002, 2001 and 2000, respectively. Sales from Hydro to Søral amounted to NOK 363 million, NOK 350 million and NOK 405 million in 2002, 2001 and 2000, respectively.

Meridian Technologies Inc. (Meridian), part of Extrusion and Automotive, is a Canadian company owned 51 percent by Teksid S.p.A. (a subsidary of the Fiat group) and 49 percent by Hydro. Meridian provides magnesium die-casting products to the automobile industry. Meridian purchases alloyed magnesium from Hydro. Operating revenues in 2002 from sales to Meridian were not material to Hydro Aluminium as a whole.

Qatar Fertiliser Company S.A.Q. (Qafco) owns and operates a fertilizer complex for which Hydro provides marketing support and technical assistance. Hydro has a 25 percent ownership in Qafco, the remaining 75 percent of Qafco is owned by Qatar Petroleum, which is owned by the State of Qatar. Qafco operates three separate lines for production of ammonia and urea, a fourth is currently under construction. The expansion is scheduled for completion in June 2004. Hydro purchased urea from Qafco amounting to NOK 944 million, NOK 876 million, NOK 1,030 million in 2002, 2001 and 2000, respectively.

Hydro and Borealis own Noretyl AS as a joint venture (50-50 percent). Noretyl is part of Petrochemicals. Hydro paid processing fees to Noretyl for refining NGL of NOK 242 million and NOK 250 million in 2002 and 2001, respectively.

Non-consolidated investees split by segment can be found in Note 5.

NON-CONSOLIDATED INVESTEES – 100 PERCENT BASIS

The following table sets forth summarized unaudited financial information of Hydro's non-consolidated investees on a 100 percent combined basis. Hydro's share of these investments, which is also specified below, is accounted for using the equity method.

Income Statement Data

Amounts in NOK million (unaudited)	2002	2001	2000
Operating revenues	35,204	36,772	41,080
Operating income	4,534	6,507	5,714
Income before taxes and minority interest	1,772	3,475	3,065
Net income	1,240	2,771	2,435
Hydro's share of net income	269	714	697

Balance Sheet Data

Amounts in NOK million (unaudited)	2002	2001	2000
Current assets	14,805	17,205	16,408
Non-current assets	38,218	40,066	30,610
Assets	53,023	57,271	47,018
Current liabilites	9,548	11,589	12,246
Non-current liabilities	16,600	15,321	14,150
Minority interest	6	27	30
Shareholders' equity	26,869	30,334	20,592
Liabilites and shareholders' equity	53,023	57,271	47,018
Hydro's investments and advances	11,499	9,687	7,211

14. PREPAID PENSION, INVESTMENTS AND NON-CURRENT ASSETS

Amounts in NOK million	2002	2001
Goodwill for consolidated subsidiaries, less accumulated amortization	1,217	1,265
Intangible assets, less accumulated amortization	1,967	786
Total intangible assets	3,184	2,051
Prepaid pension (Note 20)	4,989	4,599
Available-for-sale securities at fair value 1)	19	62
Other investments at cost	2,948	1,868
Non-current assets	3,941	3,056
Total prepaid pension, investments and non-current assets	11,897	9,585
Total - US GAAP	15,081	11,636
Total prepaid pension, investments and non-current assets	*11,897*	*9,585*
Adjustments 2) (Note 27)	*(303)*	*(419)*
Total prepaid pension, investments and non-current assets - N GAAP	*11,594*	*9,166 1)*

1) As of 31 December, 2002 and 2001, available-for-sale securities at cost amounted to NOK 4 million. Unrealized holding gain as of 31 December, 2002 and 2001, was NOK 15 million and NOK 58 million, respectively.
2) The difference consists of fair value adjustment for cash flow hedge instruments, unrealized gain on available for sale securities, and unrealized gain on freestanding derivatives.

15. PROPERTY, PLANT AND EQUIPMENT

	Land-based Activities						
Amounts in NOK million	Land	Machinery and Equipment	Buildings	Plant under construction	Other	E&P 1)	Total
Cost:							
Cost 31.12.2001	912	53,883	16,079	3,149	772	115,697	190,492
Additions at cost	877	13,019	3,652	6,213	2	14,145	37,908
Retirements	(55)	(4,996)	(1,891)	(68)	-	(2,079)	(9,089)
Transfers	-	1,976	307	(2,323)	-	40	-
Foreign currency translation	(154)	(4,713)	(1,130)	(250)	-	(1,504)	(7,751)
Balance 31.12.2002	1,580	59,169	17,017	6,721	774	126,299	211,560
Depreciation:							
Balance 31.12.2001	-	(37,748)	(9,060)	-	(263)	(48,144)	(95,215)
Depreciation, depletion and amortization 2)	-	(4,034)	(602)	-	(39)	(8,553)	(13,228)
Retirements	-	4,420	1,239	-	-	407	6,066
Foreign currency translation and transfers	-	2,427	359	-	-	373	3,159
Balance 31.12.2002	-	(34,935)	(8,064)	-	(302)	(55,917)	(99,218)
Net Book Value:							
Balance 31.12.2001	912	16,135	7,019	3,149	509	67,553	95,277 3)
Balance 31.12.2002	1,580	24,234	8,953	6,721	472	70,382	112,342 3)

1) Includes land-based activities for Exploration and Production (E&P).
2) Impairment losses for 2002, 2001 and 2000 were NOK 398 million, NOK 396 million and NOK 141 million, respectively. In 2001 additional impairment losses of NOK 261 million was recorded as restructuring cost. The fair value of the impaired asset was generally estimated by discounting the expected future cash flows of the individual assets. During the three years ended 31 December 2002, impairment was generally indicated as the result of current period cash flow losses, combined with a history of losses, or a significant change in the manner in which the asset is to be used.
3) Includes NOK 173 million and NOK 176 million related to capital leases for 2002 and 2001 respectively.

16. GOODWILL AND INTANGIBLES

Intangible Assets

Amounts in NOK million	Finite Useful Life	Indefinite Useful Life	Total
Cost:			
Cost 31.12.2001	1,889	-	1,889
Additions at cost	1,560	5	1,565
Disposals	(225)	-	(225)
Foreign currency translation and transfers	60	-	60
Accumulated amortization 31.12.2002	(1,605)	-	(1,605)
Net book value 31.12.2002	1,679	5	1,684

Amortization of intangibles of NOK 397 million and NOK 294 million were recorded for 2002 and 2001, respectively. Estimated amortization expense in million NOK for the next five years is 2003 - 447; 2004 - 399; 2005 - 345; 2006 - 175; 2007 - 145.

Proforma information

The following table reconciles the reported Earnings Before Interest Expenses and Taxes (EBIT), reported net income, and reported earnings per share to that which would have resulted for the years ended December 31, 2001 and 2000 assuming SFAS 142 were adopted on January 1, 2000.

NOK million, except per share data	2002	2001	2000
Earnings before interest expenses and taxes (EBIT)	21,511	25,074	34,046
Goodwill amortization	-	178	238
Pro forma EBIT	21,511	25,252	34,284
Net income	8,765	7,892	13,981
Goodwill amortization (after tax)	-	178	238
Pro forma net income	8,765	8,070	14,219
Reported earnings per share	34.00	30.50	53.40
Goodwill amortization per share	-	0.70	0.90
Pro forma earnings per share	34.00	31.20	54.30

Goodwill

NOK million	Extrusion and Automotive	Other	Total
Balance at December 31, 2001	1,042	223	1,265
Goodwill acquired	200	128	328
Impairment loss		(52)	(52)
Currency translation effect	(255)	(20)	(275)
Other	31	(80)	(49)
Balance at December 31, 2002	**1,018**	**199**	**1,217**
Amortization of goodwill N GAAP	*(142)*	*(19)*	*(161)*
Foreign currency translation N GAAP	*15*	*-*	*15*
Balance at December 31, 2002 N GAAP	***891***	***180***	***1,071***

Original cost of goodwill at 31 December 2002 was NOK 1,896 million. Accumulated amortization of goodwill for N GAAP amounted to NOK 825 million.

Hydro incurred a NOK 52 million goodwill impairment charge in the "Other Activities" segment related to KFK's divestment of its feed and grain activity. Impairment exists when the carrying amount of goodwill exceeds its fair value. The contract sale price of KFK's feed and grain activity was lower then the recorded book value.

17. BANK LOANS AND OTHER INTEREST BEARING SHORT-TERM DEBT

Amounts in NOK million	Weighted Average Interest Rates 2002	2001	2002	2001
Bank loans and overdraft facilities	**4.7%**	6.5 %	**3,011**	3,428
Commercial paper	**3.5%**	3.8 %	**20**	8
Other	**4.3%**	4.2 %	**4,275**	5,022
Total bank loans and other interest-bearing short-term debt			7,306	8,458

As of 31 December, 2002, Norsk Hydro ASA had unused short-term credit facilities with various banks totalling approximately NOK 2,825 million. The interest rate for withdrawals under these facilities is based on the inter-bank interest rate for the relevant currency plus a margin depending on the currency.

18. OTHER CURRENT LIABILITIES

Amounts in NOK million	2002	2001
Accounts payable	**14,732**	12,190
Income taxes payable	**8,646**	7,697
Payroll and value added taxes	**3,106**	2,622
Accrued liabilities	**8,839**	8,578
Other liabilities	**3,008**	1,158
Total other current liabilities	**38,331**	32,245

19. LONG-TERM DEBT

Substantially all unsecured debenture bonds and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders. Certain of the debenture bond agreements contain provisions allowing Hydro to call the debt prior to its final redemption date at par or at certain specified premiums.

Long-term debt payable in various currencies

Amounts in million	Weighted Average Interest Rates	Denominated Amount 2002	Balance in NOK 2002	2001
USD	7.4 %	**2,935**	**20,390**	26,462
NOK	6.9 %	**2,180**	**2,180**	3,830
GBP	7.5 %	**325**	**3,641**	4,243
EUR	6.3 %	**400**	**2,915**	3,192
Other			**17**	-
Total unsecured debenture bonds:			**29,143**	37,727
USD	6.1 %	**11**	**81**	193
SEK	5.5 %	**1,000**	**795**	860
EUR	3.5 %	**61**	**479**	23
Other			**142**	263
Total unsecured bank loans:			**1,497**	1,339
Capital lease obligations			**122**	174
Mortgage loans			**1,400**	171
Other long-term debt			**698**	408
Outstanding debt			**32,860**	39,819
Less: Current portion			**(1,958)**	(1,966)
Total long-term debt			**30,902**	37,853

As of 31 December, 2002 the fair value of long-term debt, including the current portion, was NOK 37,794 million and the carrying value was NOK 32,860 million.

Foreign currency swaps are not reflected in the table above. (See Note 24).

Payments on long-term debt fall due as follows

Amounts in NOK million	Debentures	Bank-loans	Capital lease and other	Total
2003	1,720	124	114	1,958
2004	1,025	45	197	1,267
2005	500	443	1,597	2,540
2006	504	40	120	664
2007	4	423	51	478
Thereafter	25,390	422	141	25,953
Total	29,143 1)	1,497 2)	2,220	32,860

1) Of which Norsk Hydro ASA is responsible for NOK 29,009 million.
2) Of which Norsk Hydro ASA is responsible for NOK 1,218 million.

Norsk Hydro ASA has entered into long-term committed stand-by credit facility agreements with several international banks for a total amount of USD 1,925 million. Of this amount, USD 350 million expires in 2007, and the remainder in 2009. There are no borrowings under these facilities as of 31 December, 2002. Average commitment fee on these facilities is 0.15 percent.

20. EMPLOYEE RETIREMENT PLANS

PENSION BENEFITS

Norsk Hydro ASA and many of its subsidiaries have defined benefit retirement plans which cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multiemployer plans.

The pension plan assets had the following investment profile at the end of 2002: equity securities 30 percent, bonds 39 percent, real estate 19 percent and other 12 percent. The corresponding profile at the end of 2001 was: equity securities 41 percent, bonds 32 percent, real estate 17 percent and other 10 percent.

Net periodic pension cost

Amounts in NOK million	2002	2001	2000
Defined benefit plans:			
Benefits earned during the year, net of participants' contributions	**610**	543	528
Interest cost on prior period benefit obligation	**1,314**	1,087	1,004
Expected return on plan assets	**(1,265)**	(1,373)	(1,412)
Recognized loss (gain)	**58**	(11)	(69)
Amortization of prior service cost	**145**	151	258
Amortization of net transition asset	**(58)**	(57)	(57)
Curtailment loss	**119**	117	19
Settlement loss (gain)	**(4)**	1	(48)
Net periodic pension cost	**919**	458	223
Defined contribution plans	**48**	57	51
Multiemployer plans	**21**	8	14
Termination benefits and other	**598**	978	446
Total net periodic pension cost	**1,586**	1,501	734
Change in the additional minimum pension liability included within other comprehensive income	**472**	553	132

Change in projected benefit obligation (PBO)

Amounts in NOK million	2002	2001
Projected benefit obligation at beginning of year	**(17,620)**	(15,660)
Benefits earned during the year	**(627)**	(560)
Interest cost on prior period benefit obligation	**(1,314)**	(1,087)
Actuarial loss	**(2,722)**	(1,058)
Plan amendments	**49**	(178)
Benefits paid	**912**	728
Curtailment loss	**(39)**	(10)
Settlements	**8**	58
Special termination benefits	**(187)**	-
Business combinations	**(2,993)**	-
Divestments	**6**	57
Foreign currency translation	**813**	90
Projected benefit obligation at end of year	**(23,714)**	(17,620)

Change in pension plan assets

Amounts in NOK million	2002	2001
Fair value of plan assets at beginning of year	16,876	18,372
Actual return on plan assets	(1,119)	(755)
Company contributions	648	69
Plan participants' contributions	17	17
Benefits paid	(686)	(640)
Settlements	(8)	(50)
Divestments	(9)	(61)
Foreign currency translation	(597)	(76)
Fair value of plan assets at end of year	15,122	16,876

Status of pension plans reconciled to balance sheet

Amounts in NOK million	*2002*	*2001*
Defined benefit plans:		
Funded status of the plans		
at end of year	(8,592)	(744)
Unrecognized net loss	6,854	1,903
Unrecognized prior service cost	1,398	1,708
Unrecognized net transition asset	(6)	(64)
Net prepaid (accrued) pension recognized	(346)	2,803
Termination benefits and other	(1,516)	(1,388)
Total net prepaid (accrued) pension recognized	(1,862)	1,415
Amounts recognized in the balance sheet consist of:		
Prepaid pension	4,989	4,599
Accrued pension liabilities	(8,385)	(4,215)
Intangible asset	283	251
Accumulated other comprehensive income	1,251	780
Net amount recognized	(1,862)	1,415

Weighted-average assumptions at end of year:

	2002	2001
Discount rate	6.6%	7.0 %
Expected return on plan assets	7.7%	8.0 %
Rate of compensation increase	3.4%	3.0 %

Plans in which the accumulated benefit obligation exceeds plan assets:

Amounts in NOK million	2002	2001
Projected benefit obligation	11,075	4,800
Accumulated benefit obligation (ABO)	9,693	3,847
Plan assets	3,380	1,281

In 2002, Hydro incurred a curtailment loss of NOK 119 million. This charge includes a curtailment loss resulting from an agreement between Hydro and an external party, to transfer Hydro's operatorship of certain licenses on the Norwegian continental shelf to the external party, including the transfer of employment for 535 employees, as of 1 January, 2003.

In 2001, Hydro's Norwegian activities incurred termination benefit costs of NOK 654 million and a curtailment loss of NOK 116 million. These charges included costs to improve competitiveness for certain Norwegian operations, and curtailment loss resulting from the termination of primary production of magnesium in Norway.

Effective 1 January, 2000, certain Norwegian plans *amended their plan benefit formulas as to provide for* indexation of pension benefits. The resulting prior service cost of NOK 1,654 million is being amortized on a *straight-line* basis over the employees' average remaining service period.

OTHER RETIREMENT BENEFITS

Hydro has unfunded retiree medical and life insurance plans for certain of its employees outside Norway. The net periodic post retirement cost was NOK 19 million in 2002. *In 2001 the net periodic post retirement cost was* NOK 46 million, whilst in 2000 the net periodic post retirement income was NOK 11 million, as a result of a curtailment gain related to employees in Great Britain. The post retirement liability was NOK 226 million and NOK 266 million as of 31 December, 2002 and 2001, respectively.

21. CONTINGENCIES AND OTHER LONG-TERM LIABILITIES

Hydro is subject to changing environmental laws and regulations that in the future may require the company to modernize technology to meet more stringent emissions standards or to take actions for contaminated areas. As of 31 December, 2002 and 2001, Hydro had accrued NOK million 795 and NOK 268 million, respectively, for corrective environmental measures. The corresponding expense was NOK 115 million in 2002 compared to NOK 58 million and NOK 46 million in 2001 and 2000, respectively.

The net present value of Hydro's share of the estimated *total future cost of decommissioning* and *abandonment* relating to off-shore installations is NOK 4.6 billion. As of 31 December, 2002, Hydro had accrued NOK 2,131 million for decommissioning and abandonment costs using the unit-of-production method. The accrual was NOK 2,110 million as of 31 December, 2001.

Decommissioning and abandonment expense were NOK 233 million, NOK 365 million and NOK 450 million in 2002, 2001 and 2000, respectively. Hydro's future *expenses for these corrective environmental measures are* affected by a number of uncertainties including, but not limited to, the method and extent of corrective action. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term. In addition, conditions which could require future expenditures may be determined to exist for various sites, including Hydro's major production facilities and product storage terminals. The amount of such future costs is not determinable due to the unknown *timing and extent of corrective actions which* may be required.

Hydro is involved in or threatened with various other legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

Amounts in NOK million	2002	2001
Other long-term liabilities:		
Insurance premiums and loss reserves	842	846
Accruals abandonment costs		
Offshore	1,115	1,127
Accruals decommissioning costs		
Offshore	1,016	983
Postretirement benefits other than pension	226	266
Derivatives	336	621
Other	2,713	2,069
Total US GAAP	6,248	5,912
Adjustment to N GAAP		
Cash Flow hedge (Note 27)	*1,100*	*(228)*
Total N Gaap	*7,348*	*5,684*

22. SECURED DEBT AND GUARANTEES

Amounts in NOK million	2002	2001
Amount of secured debt	65	255
Assets used as security:		
Plant and equipment, etc.	134	131
Buildings	280	679
Other	13	16
Total	427	826
Guarantees (off-balance sheet):		
Contingency for discounted bills	160	144
Guarantees of debt	1,315	905
Tax guarantees	936	-
Indirect guarantees	8,722	5,757
Total	11,133	6,806

Guarantees of debt include stand-by letters of credit, letters of credit and other direct guarantees of debt. Hydro could be required to perform in event of the default of the guaranteed entity. *Tax guarantees include guarantees* to tax authorities regarding the non-taxable treatment on gains on internal sales of assets. The amounts could become taxable if certain assets are sold outside the group. Indirect guarantees include payment and performance guarantees made by parent companies on behalf of their subsidiaries for the purpose of utilizing Hydro's credit standing in terms with suppliers, customers and lenders. There are no material recourse provisions related to these guarantees. The amounts in the table above reflect the maximum potential amount of future payments.

Following the asset exchange between Hydro and Petro-Canada in 1996, Hydro guaranteed that the total recoverable reserves attributable to Petro-Canada's working interest in the Veslefrikk field shall not be less than a certain quantified amount of crude oil. If less, Hydro has an obligation to deliver indemnity volumes to Petro-Canada. During 2002 there was a new evaluation of reserves in accordance with the agreement which resulted in compensation to Petro-Canada. The agreement was renegotiated in 2002 and is open for the possibility of re-evaluating the reserves in 2008, 2014 and at the end of the field's lifetime. The guarantee does not apply in cases *of force majeure, the failure* of the operator to comply with good oil field practices, etc. As of 31 December, 2002, the remaining guaranteed volume was 1.3 million Sm^3 of crude oil, equivalent to approximately NOK 1,760 million.

23. CONTRACTUAL AND OTHER COMMITMENTS FOR FUTURE INVESTMENTS AND OPERATIONS

As of 31 December, 2002: Amounts in NOK million	Investments 2003	Thereafter	Total
Contract commitments for investments in property, plant and equipment:			
Land based	2,568	527	3,095
Oil and gas fields and transport systems	5,639	8,658	14,297
Total	8,207	9,185	17,392
Additional authorized future investments in property, plant and equipment:			
Land based	1,419	976	2,395
Oil and gas fields and transport systems	187	577	764
Total	1,606	1,553	3,159
Contract commitments for other future investments:	163	125	288

Additional authorized future investments include projects formally approved for development by the Board of Directors or management given the authority to approve such investments. General investment budgets are excluded from these amounts.

Hydro has entered into take-or-pay and long-term contracts providing for future payments to secure pipeline and transportation capacity, processing services, raw materials and electricity and steam. In addition, Hydro has entered into long-term sales commitments to deliver goods. This principally relates to obligations to deliver gas from fields on the Norwegian Continental Shelf for a total amount of NOK 142.1 billion.

The non-cancelable future fixed and determinable obligation as of 31 December, 2002 is as follows:

Take-or-pay and Long-term contracts

Amounts in NOK million	Transport and Other	Raw materials	Energy related	Sale commitments
2003	643	3,108	1,321	(10,097)
2004	1,102	2,043	1,197	(8,975)
2005	1,059	1,795	1,178	(7,867)
2006	868	1,329	1,452	(8,381)
2007	809	403	1,497	(8,495)
Thereafter	4,770	1,239	17,992	(110,594)
Total	9,251	9,917	24,637	(154,409)

Terms of certain of these agreements include additional charges covering variable operating expenses in addition to the fixed and determinable component shown above.

In addition, Hydro has contracted to purchase 26.3 million tonnes of alumina over the next 12 years with variable prices referenced to the London Metal Exchange quoted prices.

The total purchases under the take-or-pay agreements and long-term contracts were as follows (in NOK million): 2002 – 4,511; 2001 – 2,687 and 2000 – 2,523.

24. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

Effective 1 January, 2001, Hydro adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. Changes in the fair values of derivative instruments are recorded to earnings unless specific hedge criteria are met. The cumulative effect of adopting SFAS 133 did not result in a material impact to Hydro's income statement or to Other Comprehensive Income (OCI).

Hydro is exposed to market risks from commodity pricing, currency exchange rates and interest rates. Different market risk exposures are evaluated based on a portfolio view in order to take advantage of offsetting positions and to manage risk on a net exposure basis. Periodically, Hydro uses derivative or nonderivative instruments in order to hedge the company's various net exposures as well as designating derivative and nonderivative instruments as hedges of specific exposures.

Commodity Price Risk Exposure

Hydro's revenues are substantially derived from the sale of commodities such as crude oil, aluminium and fertilizers. Hydro also buys and sells natural gas and electricity. The prices in these commodity markets are volatile and create significant market risk exposures. Hydro uses commodity derivatives, such as commodity futures or forwards, options and swaps, to manage unfavorable price fluctuations and also for a limited amount of speculative trading.

Oil

Hydro utilizes futures, physical and financial swaps and options with international oil and trading companies to mitigate unwanted price exposure for a portion of its crude oil portfolio. The fair value of these instruments at 31 December, 2002 and 2001 were NOK 44 million and NOK 9 million in assets and NOK 32 million and NOK 13 million in liabilities, respectively. Hydro has purchased average rate put options (Asian options) for a notional volume of 10 million barrels in the first half of 2003 with an average strike price of US dollar 17 per barrel. These options were not designated as hedging instruments and were recorded at fair value; as an asset of NOK 1 million and NOK 114 million in 2002 and 2001, respectively. Gains and losses on these instruments are recognized in earnings.

Aluminium

Hydro has entered into a number of London Metal Exchange (LME) futures and currency forward contracts as part of a cash flow hedge program of forecasted primary aluminium sales in the period 2003-2007. The intent is to secure an average LME price of approximately NOK 14,000 per tonne of primary aluminium. As of 31 December, 2002, Hydro had sold forward about 480,000 tonnes (490,000 tonnes in 2001) of primary aluminium at an average price of approximately US dollar 1,500 per tonne. In addition Hydro has secured the exchange rate against the US dollar at about NOK 9.3 per US dollar for the same tonnage. Gains and losses on these derivatives are recorded to OCI and are to be reclassified into operating revenues when the corresponding forecasted sale of aluminium is recognized. No amount of ineffectiveness was recognized in 2002 and 2001 since the critical terms of the commodity derivatives and the forecasted aluminium sales are substantially similar. A gain after tax of NOK 37 million is expected to be reclassified from OCI into earnings during the period ending 31 December, 2003. No amount was reclassified from OCI to earnings during 2002. As of 31 December, 2002 the maximum length of time over which the Company is hedging its exposure to the variability in cash flows is five years. The fair value of the LME future contracts at 31 December, 2002 was NOK 380 million. The fair value of these contracts at 31 December, 2001 were recorded as an asset of NOK 254 million and a liability of NOK 36 million. The fair value of the currency forward contracts at 31 December, 2002 and 2001 were an asset of NOK 1,102 million and a liability of NOK 192 million, respectively.

In 2001, Hydro terminated a hedging program that included LME future contracts designated as cash flow hedges of primary aluminium sales for 2001-2003. Hydro also terminated aluminium call options and written put options, which were not designated as hedges. Termination of the options resulted in a before tax loss of NOK 545 million charged to operating income. At 31 December, 2001, the after tax gains on the LME futures of NOK 97 million (USD 13 million) were deferred in OCI. During 2002 a gain after tax of NOK 57 million (USD 7 million) was reclassified from OCI to Operating revenues. As of 31 December, 2002, a deferred gain after tax of NOK 40 million (USD 6 million) remained in OCI and is expected to be reclassified to earnings over the next twelve months.

Hydro has a 10 year commitment with Aluvale to purchase remelt ingot. Hydro utilizes LME futures as a fair value hedge of the firm commitment to buy aluminium for the period until 2006. Gains and losses on these futures contracts are recognized in Operating costs and expenses offsetting the gain and loss recorded for the firm commitment in the same period. The critical terms of the LME futures and the related purchase commitments are essentially the same; as a result no hedge ineffectiveness was reflected in earnings in 2002 and 2001. The fair value of the future contracts designated as fair value hedges was recorded as an asset of NOK 15 million and NOK 22 million in 2002 and 2001, respectively.

Hydro has significant trading activities related to aluminium. The risk related to these trading activities are managed on a portfolio basis and Hydro periodically uses aluminium futures to provide an economic hedge of net exposure. Hydro engages in some speculative trading within strict limits set by management. The fair value of these future contracts at 31 December, 2002 and 2001 were NOK 543 million and NOK 349 million in assets and NOK 214 and NOK 10 million in liabilities, respectively.

Other

Hydro uses forward and future contracts to provide an economic hedge of exposure to commodity price risk related to purchases and sales of natural gas and electricity. These contracts provide an economic hedge for net exposures, but do not qualify for hedge accounting. Contracts related to natural gas were recorded at fair value at 31 December, 2002 and 2001 of NOK 457 million and NOK 585 million in assets and NOK 440 million and NOK 532 million in liabilities, respectively. Gains and losses on these contracts were recorded in earnings. The electricity contracts' fair value was recorded at 31 December, 2002 and 2001 as an asset of NOK 1,935 million and NOK 180 million and a liability of NOK 1,123 million and NOK 207, respectively. Hydro also engages in a limited amount of speculative trading.

Foreign Currency Risk Exposure

A substantial part of Hydro's revenue derives from commodities with prices denominated in US dollar. Hydro partly manages this exposure to US dollar by maintaining a large portion of the total debt denominated in US dollar. Hydro also has exposures in many other currencies as a result of its global operations. Hydro utilizes derivative instruments, such as currency forward contracts and currency swaps to manage exposure to currency risk.

Aluminium

Hydro has entered into currency forward contracts to sell US dollar and buy NOK as part of a cash flow hedge of

forecasted US dollar revenues on the sale of primary aluminium in the period from 2003 - 2007. The notional amount of the contracts is approximately US dollar 720 million (750 million in 2001) at a rate of NOK 9.3 per US dollar. These contracts are entered into in combination with selling aluminium future contracts, as discussed in the preceding section "Commodity Price Risk", in order to lock in the price in NOK of about NOK 14,000 per tonne on future primary aluminium sales. The gains or losses on these derivatives are recorded to OCI and subsequently reclassified into operating revenues to match recognition of the forecasted sales in 2003 - 2007. The critical terms of the currency forward contracts and the forecasted transactions are substantially similar, so no ineffectiveness has been recorded in earnings in 2001. A gain after tax of NOK 148 million is expected to be reclassified from OCI into earnings during the period ended 31 December, 2003. No amount was reclassified from OCI to earnings during 2002. As of 31 December, 2002 the maximum length of time over which the entity is hedging its exposure to the variability in cash flows is five years. The fair value of the contracts were recorded as an asset of NOK 1,102 million in 2002 and a liability of NOK 192 million in 2001.

Net Investment Hedging

In order to further mitigate its exposure to foreign currency risk, Hydro has designated a portion of its foreign-denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. The foreign currency effects of these hedges reflected in the cumulative translation section of shareholders' equity produced a NOK 1,333 million and NOK 89 million after-tax gain during the years ended 31 December, 2002 and 2001, respectively; offsetting a foreign currency translation loss of NOK 7,027 million and NOK 794 million in shareholders' equity for 2002 and 2001 respectively.

Other

Hydro has also entered into a number of forward currency contracts that do not meet the hedge accounting criteria as shown in the table below. In addition the company has entered into currency swaps and other types of financial contracts. The contracts mentioned above are utilized to balance net exposures in certain currencies or to provide liquidity in one currency in exchange for excess liquidity in another. The fair value of these contracts at 31 December, 2002 and 2001 were NOK 691 million and NOK 247 million in assets and NOK 188 million and NOK 63 million in liabilities, respectively. Currency swaps and other contracts represented an asset value of NOK 15 million and NOK 10 million in 2002 and 2001, respectively.

The following forward currency contracts listed below were outstanding as of 31 December, 2002. All amounts represent the fair market value of the contracts in the respective currencies. Forward currency contracts that are designated as hedging instruments in cash flow hedges are *not included.*

	In currency		In NOK	
Amounts in million	Buy	Sell	Buy	Sell
USD	527	(224)	3,530	(1,522)
NOK	5,020	(603)	5,020	(603)
EUR	47	(135)	337	(981)
GBP	55	(45)	613	(502)
SEK	-	(2,350)	-	(1,860)
DKK	-	(1,340)	-	(1,310)
CAD	194	(470)	790	(2,064)
Other	-	-	-	(1,330)
Total			10,290	(10,172)

Interest Rate Exposures

Hydro's risk management objective for interest rate risk is to minimize exposure to variability of cash flows arising from changes in interest rates. Hydro achieves this objective primarily by maintaining a high ratio of fixed-interest rate debt to total debt. Derivatives, such as interest rate swaps and currency swaps, are periodically used to alter the ratio of fixed-rate to variable-rate debt. No interest rate derivatives are currently designated as hedging instruments.

Hydro has two interest rate swaps with offsetting terms. These swaps represented at fair market value, an asset and a liability of NOK 15 million and NOK 30 million for 2002 and 2001, respectively. Furthermore, Hydro has a sold swaption contract whereby the counterparty has a right to enter into an interest rate swap under which Hydro will receive a fixed interest while paying a variable interest rate. The contract was recorded as an asset of NOK 1 million in 2002 and as a liability of NOK 16 million in 2001.

As of 31 December, 2002, Hydro has entered into a sales leaseback agreement on a production floating ship that stores crude oil. The lease payments contain an inflation adjustment factor that represents an embedded derivative. The fair value of the embedded derivative at 31 December, 2002 was recorded as a liability of NOK 24 million.

Credit Risk

Credit risk arising from the inability of the counterparty to meet the terms of Hydro's derivative financial instrument contracts is generally limited to amounts, if any, by which the counterparty's obligations exceed the obligations of Hydro. It is Hydro's policy to enter into derivative financial instruments with various international banks with established limits for transactions with each institution. Therefore, Hydro does not expect to incur material credit losses on its risk management or other derivative financial instruments.

Hydro also has some exposure to credit risk related to derivative commodity instruments. However, this risk is significantly limited because most instruments are settled through commodity exchanges. Hydro limits credit risks relating to other contracts with policies for credit ratings and limits for counterparties.

Concentration of credit risk is not considerated significant since Hydro's customers represents various industries and geographic areas.

The following types of financial and commodity derivatives were recorded at fair value on the balance sheet as of 31 December, 2002 and 2001:

Amounts in NOK million	2002	2001
Assets:		
Currency forwards and swaps	691	247
Interest rate swap	15	30
Swaption contract	1	-
ptions, crude oil	1	114
Swaps and futures, crude oil	44	9
Electricity contracts	1,935	180
Natural gas contracts	457	585
Aluminium futures, swaps and options	543	349
Fair value hedging instruments, aluminium	15	22
Cash flow hedging instruments, aluminium	380	254
Cash flow hedging instruments, currency	1,102	-
Total	5,184	1,790

Amounts in NOK million	2002	2001
Liabilities:		
Currency forwards and swaps	188	63
Interest rate swap	15	30
Swaption contract	-	16
Electricity contracts	1,123	207
Natural gas contracts	440	532
Embedded derivative	24	-
Swaps and futures, crude oil	32	13
Aluminium futures, swaps and options	214	10
Cash flow hedging instruments, aluminium	-	36
Cash flow hedging instruments, currency	-	192
Total	2,036	1,099

25. EXTERNAL AUDIT REMUNERATION

Deloitte & Touche AS is the principal auditor of Norsk Hydro ASA. Certain portions of audits are performed by Ernst & Young and other firms. The following table shows total audit and non-audit fees for the fiscal year 2002.

Amounts in NOK thousand	Audit fee	Audit related services	Other non-audit services	Tax fee	Total
Deloitte & Touche Norway	17,472	6,986	10,157	485	35,100
Deloitte & Touche Abroad	27,588	9,505	14,419	8,915	60,427
Total Deloitte & Touche	45,060	16,491	24,576	9,400	95,527
Ernst & Young	15,682	405	4,213	842	21,142
Others	3,735	6,812	554	200	11,301
Total fees	64,477	23,708	29,343	10,442	127,970

26. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)

COSTS INCURRED ON OIL AND GAS PROPERTIES

Exploration costs and costs related to property acquisition

	Norway			International			Total		
Amounts in NOK million	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Capitalized at beginning of year	**977**	874	1,158	**1,749**	309	254	**2,726**	1,183	1,412
Costs incurred during the year	**662**	928	916	**1,833**	1,090	883	**2,495**	2,018	1,799
Acquisition cost 1)	**-**	-	9	**35**	1,234	-	**35**	1,234	9
Expensed	**(649)**	(770)	(934)	**(2,909)**	(630)	(767)	**(3,558)**	(1,400)	(1,701)
Transferred to development	**(78)**	(52)	(275)	**(25)**	(125)	(61)	**(103)**	(177)	(336)
Disposals	**(75)**	(3)	-	**(9)**	(124)	(8)	**(84)**	(127)	(8)
Foreign currency translation		-	-	**(113)**	(5)	8	**(113)**	(5)	8
Capitalized at end of year	**837**	977	874	**561**	1,749	309	**1,398**	2,726	1,183

1) 2001 mainly related to acquisition of exploration rights in Africa and USA. See Note 2.

Costs related to Development, Transportation Systems and Other

	Norway			International			Total		
Amounts in NOK million	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Net book value at beginning of year	**56,711**	58,472	62,324	**8,117**	6,360	9,650	**64,828**	64,832	71,974
Cost incurred during the year 1)	**6,923**	5,591	6,058	**1,299**	2,172	1,868	**8,222**	7,763	7,926
Acquisition cost 2)	**5,460**	-	(2,383)	**-**	-	1,125	**5,460**	-	(1,258)
Transferred from exploration cost	**78**	52	275	**25**	125	61	**103**	177	336
Amortization	**(7,278)**	(7,098)	(6,883)	**(1,275)**	(326)	(711)	**(8,553)**	(7,424)	(7,594)
Disposals 3)	**(72)**	(306)	(919)	**(2)**	1	(6,370)	**(74)**	(305)	(7,289)
Foreign currency translation		-	-	**(1,002)**	(215)	737	**(1,002)**	(215)	737
Net book value at end of year	**61,822**	56,711	58,472	**7,162**	8,117	6,360	**68,984**	64,828	64,832

1) In 2002, NOK 508 million, NOK 254 million and NOK 501 million of development cost related to activities in Angola, Canada and Russia respectively. In 2001, NOK 903 million, NOK 742 million and NOK 441 million of development costs related to activities in Angola, Canada and Russia respectively. In 2000, NOK 966 million and NOK 627 million of development costs related to activities in Canada and Angola respectively. In addition, NOK 100 million and NOK 93 million related to activities in the UK and Russia.
2) In 2002, NOK 5,460 million relates to the aquisition of shares in SDFI. 2000 includes adjustment to the allocation of purchase price for Saga of NOK (1,275) million.
3) 2000 included the disposals of Hydro's activities on the British Continental Shelf.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

As required by SFAS 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Hydro.

The "results of operations" should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs, and other costs. Income tax expense is a theoretical computation based on the statutory tax rates after giving effect to the effects of uplift and permanent differences only.

	Norway			International			Total		
Amounts in NOK million	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Sales to unaffiliated customers	**6,693**	5,486	5,581	**3,520**	1,133	2,468	**10,213**	6,619	8,049
Intercompany transfers	**21,532**	24,915	25,791	**-**	-	-	**21,532**	24,915	25,791
Total revenues	**28,225**	30,401	31,372	**3,520**	1,133	2,468	**31,745**	31,534	33,840
Operating costs and expenses:									
Production costs	**3,554**	3,494	3,099	**406**	206	305	**3,960**	3,700	3,404
Exploration expenses	**649**	770	934	**2,909**	630	767	**3,558**	1,400	1,701
Depreciation, depletion and amortization	**6,826**	6,738	6,601	**1,315**	360	768	**8,141**	7,098	7,369
Transportation systems1)	**1,629**	1,379	1,091	**139**	125	134	**1,768**	1,504	1,225
Total expenses	**12,658**	12,381	11,725	**4,769**	1,321	1,974	**17,427**	13,702	13,699
Results of operations before taxes	**15,567**	18,020	19,647	**(1,249)**	(188)	494	**14,318**	17,832	20,141
Current and deferred income tax expense	**(11,733)**	(13,916)	(15,198)	**374**	(21)	(188)	**(11,359)**	(13,937)	(15,386)
Results of operations	**3,834**	4,104	4,449	**(875)**	(209)	306	**2,959**	3,895	4,755

1) In 2002, Hydro has changed presentation of transportation cost and transportation tariffs to be reported separatly. Previous periods are restated to be compareable.

PROVED RESERVES OF OIL AND GAS

Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalities and Government's share of Profit Oil.

	Norway Oil	Norway Natural gas		International Oil	International Natural gas		Total Oil	Total Natural gas	
	mmboe [1]	billion Sm³	billion cf [2]	mmboe [1]	billion Sm³	billion cf [2]	mmboe [1]	billion Sm³	billion cf [2]
As of 31 December, 1999 [6]	837	167.5	5,928	153	6.0	211	990	173.5	6,139
Revisions of previous estimates [3]	49	4.9	173	(1)	0.1	7	48	5.0	180
Purchase (sale)/exchange of reserves in place [4]	12	0.6	22	(39)	(5.7)	(203)	(27)	(5.1)	(181)
Extensions and new discoveries [5]	32	1.4	48	52	-	-	84	1.4	48
Production for the year	(110)	(4.7)	(167)	(9)	(0.4)	(15)	(119)	(5.1)	(182)
As of 31 December, 2000 [6]	820	169.7	6,004	156	-	-	976	169.7	6,004
Revisions of previous estimates [3]	87	0.3	11	16	-	-	103	0.3	11
Purchase (sale)/exchange of reserves in place [4]	(1)	-	-	-	-	-	(1)	-	-
Extensions and new discoveries [5]	33	4.6	162	27	-	-	60	4.6	162
Production for the year	(114)	(5.4)	(191)	(6)	-	-	(120)	(5.4)	(191)
As of 31 December, 2001 [6] [7]	825	169.2	5,986	193	-	-	1,018	169.2	5,986
Revisions of previous estimates [3]	46	(0.2)	(7)	(19)	-	-	27	(0.2)	(7)
Purchase (sale)/exchange of reserves in place [4]	109	12.1	428	-	-	-	109	12.1	428
Extensions and new discoveries [5]	20	12.7	449	16	-	-	36	12.7	449
Production for the year	(117)	(6.4)	(227)	(18)	-	-	(135)	(6.4)	(227)
As of 31 December, 2002 [6] [7]	883	187.4	6,629	172	-	-	1,055	187.4	6,629
Proved developed reserves:									
As of 31 December, 1999	500	69.1	2,444	74	6.0	211	574	75.1	2,655
As of 31 December, 2000	555	103.0	3,644	33	-	-	588	103.0	3,644
As of 31 December, 2001	564	103.7	3,669	62	-	-	626	103.7	3,669
As of 31 December, 2002	559	124.8	4,416	93	-	-	652	124.8	4,416

1) Includes crude oil and NGL/Condensate. All volumes are calculated based on the Norwegian Petroleum Directorate's current conversion factors.
2) cf: cubic feet
3) The revision of previous estimates relates to new information from current year's drilling operations and additional data which is now available. Included is also an PSA effect for the fields in Angola, Libya and Russia.
4) In 2002 the change in reserves was due to aquisition of SDFI assets and sale of the small field Varg in Norway. The sale of a portion of the interests in the Brage and Njord fields in Norway in 2002 to Offshore Engineering Resources AS is not included since the agreement was not closed in 2002. In 2001 the decrease was due to the sale of Glitne in Norway. In 2000, the decrease in reserves outside Norway was due to the sale of the UK portfolio. The increase in Norway was due to increased ownership interest in the Grane field and purchase of reserves in the Tune field.
5) In 2002, extensions and new discoveries for oil were related to the Snøhvit and Vigdis fields in Norway, the Hibernia and Terra Nova fields in Canada, the Murzuq field in Libya and the Jasmim field in Angola. Extensions and new discoveries for gas were related to the Snøhvit, Vigdis, Byggve and Skirne fields in Norway. In 2001, extensions and new discoveries for oil were related to the Kristin, Mikkel and Sigyn fields in Norway, Rosa/Lirio and Jasmim fields in Angola. Extensions and new discoveries for gas were also related to the Kristin, Mikkel and Sigyn fields in Norway. In 2000, extensions and new discoveries for oil were related to the Fram, Glitne and STUJ (a neighboring structure to the Tordis field) field in Norway, and the Dalia field in Angola. Extensions and new discoveries for gas were related to the Fram and STUJ (a neighboring structure to the Tordis field) fields.
6) Reserve estimates in Norway are made before royalties of approximately 1.6, 2.1 and 3.8 million barrels of oil equivalents for 2002, 2001 and 2000, respectively.
7) In 2002, reserve estimates included 172 million barrels of oil equivalents (boe) outside the Norwegian Continental Shelf, in Canada, Angola, Russia and Libya. In 2001, reserve estimates included 193 million barrels of oil equivalents (boe) outside the Norwegian Continental Shelf, in Canada, Angola, Russia and Libya. The decrease in 2002 is dominated by the PSA effect which represents a reduction of 22 millions boe for the fields in Angola and Russia.

US GAAP STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future net cash flows of Hydro's proved reserves of oil (including natural gas liquids and condensate) and gas is prepared in compliance with SFAS 69.

Future net cash flows are based on numerous assumptions which may or may not be realized. The Management of Hydro cautions against relying on the information presented because of the highly arbitrary nature of assumptions involved and susceptibility of estimates to change as new and more accurate data become available. The individual components of future net cash flows shown below were computed using prices, production costs, development costs, royalty levels, foreign exchange rates, statutory tax rates and estimated proved reserve quantities at the respective year ends.

	Norway			International			Total		
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Future cash inflows	351,200	308,600	364,200	34,800	31,200	30,900	386,000	339,800	395,100
Future production costs	(81,000)	(59,700)	(63,300)	(6,400)	(9,400)	(7,100)	(87,400)	(69,100)	(70,400)
Future development costs	(27,200)	(22,800)	(21,400)	(6,300)	(7,700)	(6,600)	(33,500)	(30,500)	(28,000)
Future income tax expense	(172,700)	(160,800)	(206,800)	(6,800)	(3,200)	(4,300)	(179,500)	(164,000)	(211,100)
Future net cash flows	70,300	65,300	72,700	15,300	10,900	12,900	85,600	76,200	85,600
Less: 10% annual discount for estimated timing of cash flows	(26,400)	(27,300)	(26,500)	(4,900)	(4,700)	(4,900)	(31,300)	(32,000)	(31,400)
Standardized measure of discounted future net cash flows	43,900	38,000	46,200	10,400	6,200	8,000	54,300	44,200	54,200

Major Sources of Changes in the Standardized Measure of Discounted Future Net Cash Flows

Amounts in NOK million	2002	2001	2000
Net changes in prices and production costs	23,700	(29,900)	43,200
Sales and transfers of oil and gas produced, net of production costs	(26,200)	(27,300)	(30,300)
Extensions, unitizations, discoveries and improved recovery, net of related costs	5,500	5,700	8,400
Purchase/Exchange of interests in fields	15,900	-	1,500
Sale/Exchange of interests in fields	(300)	(200)	(5,800)
Changes in estimated development costs	(8,300)	(7,900)	(6,700)
Development costs incurred during the year	7,600	7,500	6,400
Net change in income taxes	(13,400)	30,200	(19,900)
Accretion of discount	3,700	4,700	3,100
Revisions of previous reserve quantity estimates	1,900	7,000	6,100
Other	-	200	-
Total change in the standardized measure during the year	10,100	(10,000)	6,000

AVERAGE SALES PRICE AND PRODUCTION COST PER UNIT

The following table presents the average sales price (including transfers) and production costs per unit of crude oil and natural gas, net of reductions in respect of royalty payments:

	Norway			International			Total		
Amounts in NOK	2002	2001	2000	2002	2001	2000	2002	2001	2000
Average Sales Price									
crude oil (per barrel)	194.33	217.32	248.80	193.74	215.03	219.60	194.24	217.20	246.40
natural gas (per Sm³)	0.95	1.21	1.00	-	-	0.78	0.95	1.21	0.98
Average production cost [1] (per boe)	22.50	23.60	22.20	23.10	38.00	26.10	22.60	24.10	22.50

1) Average production cost no longer include operating cost transportation system. Previous calculations are restated according to this.

27. SUMMARY OF DIFFERENCES IN ACCOUNTING POLICIES AND RECONCILIATION OF US GAAP TO N GAAP

The financial statements prepared in accordance with accounting principles generally accepted in Norway presented on pages 88-90, differ in certain respects from US GAAP. Currently the differences are immaterial for Hydro. A reconciliation of net income and shareholders' equity from US GAAP to Norwegian principles (N GAAP) and a description of these differences follow. The lines with a note reference reflect the variance between the US GAAP balance in that note and the N GAAP balance.

Reconciliation of US GAAP to N GAAP

Net income:

Amounts in NOK million	Notes	2002	2001	2000
Operating revenues US GAAP		162,936	152,835	156,861
Adjustments for N GAAP:				
Change in unrealized losses (gains) commodity derivative instruments		9	134	-
Operating revenues – N GAAP		162,945	152,969	156,861
Operating costs and expenses US GAAP		143,095	131,752	128,395
Adjustments for N GAAP:				
Change in unrealized gains (losses) commodity derivative instruments		(129)	180	(13)
Amortization goodwill	16	161	-	-
Other adjustments		-	-	(2)
Operating income before financial and other income – N GAAP		19,818	21,037	28,481
Equity in net income of non-consolidated investees – US GAAP		33	566	672
Adjustments for N GAAP:				
Amortization goodwill non-consolidated investees		(10)	-	-
Interest income and other financial income		1,418	2,847	1,747
Other income, net		219	578	3,161
Earnings before interest expense and taxes (EBIT) – N GAAP		21,478	25,028	34,061
Interest expense and foreign exchange gain (loss)		517	(3,609)	(3,905)
Income before taxes and minority interest – N GAAP		21,995	21,419	30,156
Income tax expense – US GAAP		(13,278)	(13,750)	(16,178)
Adjustments for N GAAP:	10	(50)	17	(10)
Net income - N GAAP		8,667	7,686	13,968
Minority interest		15	177	18
Net income after minority interest – N GAAP		8,682	7,863	13,986

Shareholders' equity:

Amounts in NOK million	Notes	2002	2001	2000
Shareholders' equity – US GAAP		75,867	74,793	71,227
Unrealized gains commodity derivative instruments – current and long-term (a)		36	(106)	(59)
Cash Flow hedge – current and long-term (a)		(1,548)	(188)	-
Unrealized gain on securities (b)	13	(15)	(58)	-
Accumulated amortization goodwill (c)	16, 14	(154)	-	-
Deferred tax assets and liabilities – current and long-term (d)	10	414	96	10
Dividends payable (e)		(2,709)	(2,576)	(2,470)
Minority Interest (f)		1,143	1,051	1,419
Shareholders' equity – N GAAP		73,034	73,012	70,127

Explanation of major differences between N GAAP and US GAAP

(a) Derivative commodity contracts: Under N GAAP, unrealized gains and losses for commodity derivative instruments that are not hedge designated, and that are not traded on a liquid, regulated market, are netted for each portfolio and net unrealized gains are not recognized. For US GAAP, unrealized gains and losses are recorded to operating revenue for sales contracts or operating cost for purchase contracts. The instruments are accounted for as assets or liabilities at fair value.

For N GAAP, cash flow hedges with derivative instruments are not recognized on the balance sheet or income statement, until the underlying hedged transactions actually occur. Under US GAAP, such instruments are accounted for as assets or liabilities as appropriate, at their fair value. Gains and losses on the hedging instruments are deferred in Other Comprehensive Income until the underlying transaction is recognized in earnings

(b) Unrealized holding gain (loss) on securities: Under N GAAP, long-term marketable equity and debt securities are carried at the lower of historical cost or market value. Under US GAAP, securities are carried at fair value and unrealized holding gains or losses are included in other comprehensive income, net of tax effects, for available-for-sale securities.

(c) Amortization of goodwill: Goodwill is amortized under N GAAP. Beginning 1 January, 2002, US GAAP does not allow amortization of goodwill, but requires that goodwill must be reviewed at least annually for impairment.

(d) Deferred taxes: Under N GAAP, deferred taxes are recorded based upon the liability method similar to US GAAP. Differences occur primarily because items accounted for differently under US GAAP also have deferred tax effects. Under N GAAP, deferred tax assets and liabilities for each tax entity are netted and classified as a long-term liability or asset. A reconciliation of the current and long-term temporary differences giving rise to the N GAAP deferred tax asset and liability is provided in Note 10.

Classification between current and long-term for US GAAP is determined by the classification of the related asset or liability giving rise to the temporary difference. For each tax entity, deferred tax assets and liabilities are offset within the respective current or long-term groups and presented as a single amount.

(e) Dividends payable: For N GAAP, dividends proposed at the end of the year which will be declared and paid in the following year are recorded as a reduction to equity and as debt.

For US GAAP, equity is reduced when dividends are declared.

(f) Minority Interest: For N GAAP shareholders' equity is presented including minority interest. In US GAAP shareholders' equity is presented excluding minority interest.

Amounts in NOK million	Notes	2002	2001
INCOME STATEMENTS			
Operating revenues		2,689	4,496
Raw materials and energy costs		1,201	3,100
Change in inventories of own production		(2)	(28)
Payroll and related costs	2, 3	989	623
Depreciation, depletion and amortization	4	43	74
Other		1,732	1,674
Total operating costs and expenses		3,963	5,443
Operating income		(1,274)	(947)
Financial income, net	5	3,994	14,478
Other income	5	3,368	-
Income before taxes		6,088	13,531
Current tax expense	6	112	(174)
Deferred tax benefit	6	82	330
Net income		6,282	13,687
Appropriation of net income and equity transfers:			
Dividend proposed		(2,709)	(2,576)
Distributable equity		(3,573)	(11,111)
Total appropriation		(6,282)	(13,687)

STATEMENTS OF CASH FLOWS

	2002	2001
Net income	6,282	13,687
Depreciation, depletion and amortization	43	74
Loss (gain) on sale of non-current assets	(3,257)	38
Other adjustments	(8,924)	(5,366)
Net cash provided by (used in) operating activities	(5,856)	8,433
Investments in subsidiaries	(3,386)	(693)
Sale of subsidiaries	21,801	(20)
Net purchases of other investments	(1,847)	(225)
Net cash provided by (used in) investing activities	16,568	(938)
Dividends paid	(2,576)	(2,470)
Other financing activities, net	(30,383)	852
Net cash used in financing activities	(32,959)	(1,618)
Foreign currency effects on cash flow	(196)	(19)
Net increase (decrease) in cash and cash equivalents	(22,443)	5,858
Cash and cash equivalents 01.01	25,240	19,382
Cash and cash equivalents 31.12	2,797	25,240

The accompanying notes are an integral part of the financial statements.

Amounts in NOK million	Notes	31 December, 2002	2001
BALANCE SHEETS			
ASSETS			
Intangible assets		2	3
Property, plant and equipment	4	263	260
Shares in subsidiaries	7	34,200	49,430
Intercompany receivables		35,502	29,819
Non-consolidated investees	8	988	975
Prepaid pension, investments and other non-current assets	2, 9	6,806	4,976
Total financial non-current assets		77,496	85,200
Inventories	9	51	238
Accounts receivable, less allowances of 36 and 54		83	168
Intercompany receivables		29,846	34,397
Prepaid expenses and other current assets		3,564	2,137
Cash and cash equivalents		2,797	25,240
Current assets		36,341	62,180
Total assets		114,102	147,643
LIABILITIES AND SHAREHOLDERS' EQUITY			
Paid-in capital:			
Share capital 266,596,650 at NOK 20	11	5,332	5,332
Treasury stock 8,636,118 at NOK 20		(173)	(179)
Paid-in premium		15,055	15,055
Other paid-in capital		33	15
Retained earnings:			
Retained earnings		25,115	21,541
Treasury stock		(2,879)	(2,988)
Shareholders' equity		42,483	38,776
Deferred tax liabilities	6	921	998
Other long-term liabilities		2,241	1,944
Long-term liabilities		3,162	2,942
Intercompany payables		1,315	106
Other long-term interest-bearing debt		28,457	36,843
Long-term debt		29,772	36,949
Bank loans and other interest-bearing short-term debt	9	3,677	3,511
Dividends payable		2,709	2,576
Intercompany payables		27,908	58,101
Current portion of long-term debt		1,770	1,779
Other current liabilities		2,621	3,009
Current liabilities		38,685	68,976
Total liabilities and shareholders' equity		114,102	147,643

E2-63

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Norsk Hydro ASA are prepared in accordance with accounting principles generally accepted in Norway (N GAAP).

Hydro's general accounting policies are presented in Note 1 to the consolidated financial statements on pages 91-96. See Note 27 on pages 124 and 125 for an additional clarification of the major differences in accordance with N GAAP compared with US GAAP.

Shares in subsidiaries and non-consolidated investees are in Norsk Hydro ASA's financial statements presented according to the cost method. Group relief received is included in dividends from subsidiaries.

Movements in paid-in capital is described in Note 3 to the consolidated financial statements.

For information about risk management in Norsk Hydro ASA see Note 24 in Notes to the consolidated financial statements and the Risk Management discussion in the Operating and Financial Review and Prospects section of this report. The information given in Note 19 in Notes to the consolidated financial statements on payments on long-term debt also applies to Norsk Hydro ASA.

Norsk Hydro ASA provides financing to most of the subsidiary companies in Norway as well as abroad. All employees working for Norsk Hydro Produksjon AS are employed by Norsk Hydro ASA.

2. EMPLOYEE RETIREMENT PLANS

Norsk Hydro ASA is affiliated with the Hydro Group's Norwegian pension plans that are administered by Norsk Hydro's independent pension trust. The assets managed by Norsk Hydro's independent pension trust had the following investment profile at the end of 2002: Equity securities 26 percent, bonds 36 percent, real estate 24 percent and other 14 percent. The corresponding profile at the end of 2001 was: Equity securities 36 percent, bonds 30 percent, real estate 23 percent and other 11 percent.

Norsk Hydro ASA's employee retirement plans covered 14,538 participants as of 31 December, 2002 and 14,249 participants as of 31 December, 2001.

Net periodic pension cost

Amounts in NOK million	2002	2001
Defined benefit plans:		
Benefits earned during the year	362	334
Interest cost on prior period benefit obligation	620	540
Expected return on plan assets	(674)	(707)
Recognized net loss	61	45
Amortization of prior service cost	77	83
Amortization of net transition asset	(45)	(44)
Curtailment loss	160	116
Net periodic pension cost	561	367
Termination benefits and other	218	442
Total net periodic pension cost	779	809

Change in projected benefit obligation (PBO)

Amounts in NOK million	2002	2001
Projected benefit obligation at beginning of year	(8,509)	(6,973)
Benefits earned during the year	(362)	(334)
Interest cost on prior period benefit obligation	(620)	(540)
Actuarial loss	(1,800)	(865)
Plan amendments	63	(150)
Benefits paid	334	314
Curtailment loss	(26)	(10)
Settlements	44	49
Special termination benefits	(170)	-
Projected benefit obligation at end of year	(11,046)	(8,509)

Change in pension plan assets

Amounts in NOK million	2002	2001
Fair value of plan assets at beginning of year	8,085	9,005
Actual return on plan assets	(614)	(595)
Company contributions	500	-
Benefits paid	(294)	(276)
Settlements	(26)	(49)
Fair value of plan assets at end of year	7,651	8,085

Status of pension plans reconciled to balance sheet

Amounts in NOK million	2002	2001
Defined benefit plans:		
Funded status of the plans at end of year	(3,395)	(424)
Unrecognized net loss	5,103	2,076
Unrecognized prior service cost	735	1,008
Unrecognized net transition asset	(4)	(48)
Net prepaid pension recognized	2,439	2,612
Termination benefits and other	(644)	(792)
Total net prepaid pension recognized	1,795	1,820

Amounts recognized in the balance sheet consist of:

Prepaid pension	3,808	3,441
Accrued pension liabilities	(2,013)	(1,621)
Net amount recognized	1,795	1,820

Assumptions at end of year

	2002	2001
Discount rate	7.0%	7.5%
Expected return on plan assets	8.0%	8.5%
Expected salary increase	4.0%	3.5%
Expected pension increase	3.5%	2.5%

See Note 20 in Notes to the consolidated financial statements for further information.

3. REMUNERATIONS AND OTHER

Remuneration of the members of the corporate assembly and the board of directors was NOK 434,000 and NOK 2,271,000, respectively. The president's salary and other benefits totaled NOK 4,432,000 in 2002 and NOK 3,935,000 in 2001. Remuneration to the president for 2001 includes remuneration to Egil Myklebust in the first four months of 2001 as a Board member.

The president is entitled to retire at 62 years of age with a pension benefit representing 65 percent of his salary. The company's employment contract with the president provides that, in the event that employment terminates, he has the right to salary and the accrual of pension rights for a three year period. The company's obligation can be reduced by salary received or pension rights accrued from other sources. His employment can, at certain conditions continue after retirement as president.

The present Board Chairman retired as president in May 2001. He continued to be employed by the company in accordance with his employment contract from 1991.Total salary and other benefits, exclusive of remuneration as Board Chairman, amounted to NOK 3,676,000 for 2002. In addition he has pension rights in accordance with Hydro's normal pension scheme with a 65 year retirement age and a pension based on 65 percent of basis salary.

On 14 June 2002, the Board approved a new stock option plan for corporate officers and certain key employees, in addition to expanding the existing subsidized share-purchase plan for employees. Refer to note 4 in Notes to the consolidated financial statements for a description of stock based compensation. In addition, there is established a stronger element of performance rewards in Hydro's compensation system: a bonus linked to achieving performance goals in the business plans for various units in Hydro. The bonus is limited to a maximum of one month's salary per year for employees. For approximately 100 managers with substantial responsibility for performance, the bonus is limited to a maximum of two months salary. For top management – around 30 persons – the bonus is limited to a maximum of three months salary. For the president the board decided in 2002 to increase the upper limit of the bonus to six months salary for 2003 with possible payment in 2004. Performance goals established eliminates effects of price variations of the company's main products and foreign exchange fluctuations. It is the actual improvements of Hydro's activities that will be measured and rewarded. Thorleif Enger, a member of the Corporate Management Board, received in 2002 a bonus in connection with achieved performance targets for Agri in 2001. The bonus amounted to NOK 306,000. No other senior management received a bonus for 2001. The bonus to the President for 2002, to be paid in 2003, amounts to NOK 630,000.

Partners and employees of Hydro's appointed independent auditors, Deloitte & Touche AS, own no shares in Norsk Hydro ASA or any of its subsidiaries. Fees in 2002 to Deloitte & Touche AS for ordinary audit were NOK 4,950,000 for Norsk Hydro ASA and NOK 12,522,000 for the Norwegian subsidiaries. Fees for audit-related services were NOK 2,599,000 for Norsk Hydro ASA and NOK 4,387,000 for the Norwegian subsidiaries. Fees for other services were NOK 1,157,000 for Norsk Hydro ASA and NOK 4,761,000 for the Norwegian subsidiaries. Deloitte Consulting AS, an affiliate company of Deloitte & Touche AS in Norway, has provided services to Hydro in the amount of NOK 4,724,000 of which NOK 800,000 was allocated to Norsk Hydro ASA and the remaining amount for the Norwegian subsidiaries.

For 2002, the estimated adjustment to the tax basis (consolidated RISK) of shares for shareholders in Norsk Hydro ASA is a positive amount of NOK 14.90 per share.

Members of the board of directors are elected for two year terms. Their rights and obligations as board members are solely and specifically provided for in the company's articles of association and Norwegian law. The company has no significant contracts in which a board member has a material interest.

In 2002, the average number of employees in the Group was 42,615, compared to 36,867 for 2001. The corresponding figure for the parent company was 8,309 employees in 2002 versus 9,148 in 2001. A substantial part of the employees in Norsk Hydro ASA are engaged in activities for other Group companies. The costs for these employees are accounted for on a net basis reducing Payroll and related costs.

Amounts in NOK million	2002	2001
Payroll and related costs:		
Salaries	4,974	4,888
Social security costs	797	713
Social benefits	201	43
Net periodic pension costs (Note 2)	779	809
Internal invoicing of payroll related costs	(5,762)	(5,830)
Total	989	623

Total loans to the company's employees, members of the corporate assembly and board of directors as of 31 December, 2002 are NOK 983 million. All loans are given in accordance with general market terms. Loans given to members of the Board and their number of shares owned as of 31 December, 2002 are:

	Loans outstanding 1)	Number of shares
Egil Myklebust	2,450	4,244
Borger A. Lenth		144
Gudmund Per Olsen	28	791
Anne Cath.Høeg Rasmussen		1,014
Odd Semstrøm	53	75
Per Wold		858

1) Amounts in NOK thousands. All loans granted prior to July 30, 2002.

Members, observers and deputy members of the corporate assembly owning ordinary shares as of 31 December, 2002 are:

	Number of shares
Erna Flattum Berg	155
Roy Brenden	31
Sjur Bøyum	858
Anne-Margrethe Firing	167
Jan Einar Forsmo	60
Solveig Frøynes	105
Kjell Furseth	234
Geir Hansen	29
Westye Høegh	16,212
Oddvar Karlsen	173
Leena M. Klaveness	101
Kjell Kvinge	145
Sylvi A. Lem	150
Jon-Arne Mo	176
Jarle Molde	120
Geir Nilsen	1
John-Arne Nilsen	109
Nils-Egil Nilsen	29
Roy Rudberg	89
Rune Strande	34
Anne Merete Steensland	2,272
Sven Ullring	26
Morten Ødegård	139
Kjell Aamot	30
Svein Aaser	1,872

Loans to senior management as of 31 December, 2002 and their ownership of shares and options (see Note 4, page 99) are:

	Loans outstanding 1)	Number of shares	Options
Eivind Reiten	-	6,987	20,000
Alexandra Bech	269	872	9,000
Thorleif Enger	-	16,838	14,000
John O. Otterstad	667	8,184	9,000
Jon-Harald Nilsen	227	216	14,000
Tore Torvund	460	3,532	14,000

Outstanding loan particulars: 2)	Interest	Loan repayments	Amount
Alexandra Bech	7.0%	5-15 years	269
John O.Otterstad	7.0%	5-15 years	667
Jon-Harald Nilsen	7.0%	5-15 years	227
Tore Torvund	7.0%	5-15 years	460

1) Amounts in NOK thousands. All loans granted prior to July 30, 2002.
2) Each member of senior management has, in addition, minor interest-free loans for shares and/or PC equipment, in accordance with the company's terms for employees.

4. PROPERTY, PLANT AND EQUIPMENT

Amounts in NOK million	Machinery, etc	Buildings	Plant under construction	Other	Total
Cost 31.12.2001	306	188	58	19	571
Additions at cost	57	3	20	-	80
Retirements	(66)	(102)	-	-	(168)
Transfers	16	17	(33)	-	-
Accumulated depreciation 31.12.2002	(178)	(42)	-	-	(220)
Net book value 31.12.2002	135	64	45	19	263
Depreciation in 2002	(38)	(3)	-	-	(41)[1]

1) In addition, amortization of intangible assets amounts to NOK 2 million.

5. FINANCIAL INCOME AND EXPENSE, AND OTHER INCOME

Amounts in NOK million	2002	2001
Dividends from subsidiaries	3,405	14,934
Dividends from non-consolidated investees	61	56
Interest from group companies	3,856	4,183
Other interest income	781	1,880
Interest paid to group companies	(1,432)	(3,584)
Other interest expense	(2,430)	(3,161)
Other financial income, net	(247)	170
Financial income, net	3,994	14,478

"Other income" for 2002 was NOK 3,368 million, whereof NOK 3,342 million relates to the sale of Norsk Hydro Sverige AS to Norsk Hydro Produksjon AS. There was no Other income in 2001.

6. INCOME TAXES

The tax effect of temporary differences resulting in the deferred tax assets (liabilities) and the change in temporary differences are:

	Temporary differences			
	Tax effected		Change	
Amounts in NOK million	2002	2001	2002	2001
Short-term items	36	84	(57)	(381)
Write-down on shares	(633)	(652)	68	(17)
Prepaid pension	(1,066)	(964)	(356)	59
Pension liabilities	564	454	399	1,037
Other long-term	178	80	239	14
Deferred tax liabilities	(921)	(998)		
Change for year			293	712

Change in temporary differences for 2001 includes the effect of the liquidation of a subsidiary in Great Britan.

Reconciliation of nominal statutory tax rate to effective tax rate.

Amounts in NOK million	2002	2001
Income (loss) before taxes	6,088	13,531
Expected income taxes at statutory tax rate	1,704	3,789
Tax free income	(1,027)	(42)
Dividend exclusion	(702)	(3,583)
Effect of liquidation subsidary	-	(139)
Non-deductible expenses and other, net	(169)	(181)
Income tax expense	(194)	(156)
Effective tax rate	(3.19%)	(1.15%)

See Note 10 in Notes to the consolidated financial statements for further information

E2-65

7. SHARES IN SUBSIDIARIES

Company name:		Percentage of shares owned by Norsk Hydro	Total share capital of the company (1,000's)		Book value 31.12.2002 (in NOK 1,000's)
Oil and Energy:	Norsk Hydro Kraft OY	100	EUR	34	269
	Norsk Hydro Technology Ventures AS	100	NOK	6,000	70,150
	Norsk Hydro Electrolysers AS	100	NOK	4,000	4,300
Aluminium:	Hydro Aluminium AS	100	NOK	2,167,001	4,866,019
	Norsk Hydro Magnesiumgesellschaft mbH 1)	2	EUR	512	179
	Hydro Aluminium Acro 2)	24.30	BRL	64,179	50,391
Agri:	Hydro Agri Hellas S.A.	100	EUR	264	2,277
	Djupvasskaia AS	100	NOK	1,000	9,205
	Hydro Agri Argentina S.A.	100	USD	33,012	275,199
	Hydro Agri Colombia Ltda.	100	COP	4,842,549	16,749
	Hydro Agri Russland AS	100	NOK	21,200	21,200
	Hydro Agri Uruguay S.A.	100	USD	1,005	7,231
	Hydro Agri Venezuela C.A.	60	VEB	363,000	125
	Hydro Nordic, S.A.	100	GTQ	8,500	24,259
	Hydroship a.s	100	NOK	280,000	280,000
	Hydroship Services AS	100	NOK	1,039	1,039
	Norensacados C.A.	60	VEB	15,000	140
	Norsk Hydro Chile S.A.	100	CLP	944,820	13,071
	Norsk Hydro (Far East) Ltd.	100	HKD	50	60
	Ceylon Oxygen Ltd.	70.85	LKR	90,000	29,575
	Okledyh Management AS	93.20	NOK	139	9,565
	Hydro Wax AS	100	NOK	3,750	3,750
	Hydro Gas and Chemicals AS	100	NOK	15,100	49,416
	Gellyfeed AS	100	NOK	1,500	1,515
	Hydro Agri Norge AS	100	NOK	400,000	1,500,000
	Hydro Agri Rus Ltd.	100	RUB	54,158	21,789
Other activities:	Hydro Pronova AS	100	NOK	59,644	846,634
	Industriforsikring AS	100	NOK	20,000	20,000
	Norsk Bulk AB	100	SEK	102	2,551
	Retroplast AS	100	NOK	50	18,826
	Grenland Industriutvikling AS	100	NOK	51,750	60,950
	Hydro Porsgrunn Eiendomsforvaltning AS	100	NOK	2,500	5,500
Corporate:	Norsk Hydro Plastic Pipe AS	100	NOK	10,000	91,472
	Norsk Hydro Asia Pte. Ltd.	100	SGD	243,145	1,114,364
	Norsk Hydro Brasil Ltda.	100	BRL	46,976	135,544
	Norsk Hydro Danmark AS	100	DKK	1,002,000	4,515,523
	Hydro Aluminium Deutschland GmbH	100	EUR	56,242	1,089,938
	Norsk Hydros Handelsselskap AS	100	NOK	1,000	1,000
	Norsk Hydro Produksjon AS	100	NOK	200,000	18,811,324
	Norsk Hydro Russland AS	100	NOK	19,000	19,000
	Norsk Hydro Americas, Inc.	100	USD	30,000	209,917
Total					34,200,016

The foreign currency designation indicates country of domicile. Percentage of shares owned equals percentage of voting shares owned. A number of the above-mentioned companies also own shares in other companies as specified in their annual reports.

1) The company is owned 98 percent by Hydro Aluminium Deutschland GmbH and 2 percent by Norsk Hydro ASA.
2) The company is owned 68.3 percent by Norsk Hydro Brasil Ltda., 7.4 percent of a subsidiary of Norsk Hydro Produksjon AS and 24.3 percent by Norsk Hydro ASA.

8. SHARES IN NON-CONSOLIDATED INVESTEES

The *most significant investments* in non-consolidated investees for Norsk Hydro ASA are (amounts in NOK million):

Name	Percentage owned (equals voting rights)	Country	Book value as of 31 December, 2002	Long-term advances	Total
Compania Industrial de Resinas Sinteticas - CIRES SA	26.2%	Portugal	100	-	100
Phosyn Plc.	35.0%	Great Britain	79	-	79
Hydro Agri Trade Maroc	50.0%	Marocco	71	-	71
Suzhou Huasu Plastics Co. Ltd.	31.8%	China	67	65	132
Qatar Fertilizer Company (S.A.Q.)	25.0%	Qatar	43	-	43
Scanraff 1)	21.5%	Sweden	-	330	330
Other			93	140	233
Total			453	535	988

1) *Indirectly owned by Norsk Hydro ASA.*

9. SPECIFICATION OF BALANCE SHEET ITEMS

Amounts in NOK million	2002	2001
Prepaid pension, investments and other non-current assets:		
Other investments	1,054	397
Prepaid pension	3,808	3,441
Other non-current assets	1,944	1,138
Total	6,806	4,976
Inventories:		
Raw materials	3	157
Finished goods	48	81
Total	51	238
Bank loans and other short-term interest-bearing debt:		
Bank overdraft	1,522	1,042
Other interest-bearing debt	2,155	2,469
Total	3,677	3,511

10. GUARANTEES

Norsk Hydro ASA provides guarantees arising in the ordinary course of business including stand-by letters of credit, letters of credit, performance bonds and various payment or financial guarantees.

Amounts in NOK million	2002	2001
Guarantees (off-balance sheet):		
Guarantees of debt	1,587	1,577
Indirect guarantees	7,616	4,513
Total	9,203	6,090

11. NUMBER OF SHARES OUTSTANDING, SHAREHOLDERS, ETC.

The *share capital of the company* is NOK 5,331,933,000. It consists of 266,596,650 ordinary shares at NOK 20 per share. As of 31 December, 2002 *the company* had purchased 8,636,118 treasury stocks at a cost of NOK 3.1 billion. For further information *on these issues* see Note 3 in Notes to the consolidated financial statements.

Shareholders holding one percent or more of the total 257,960,532 shares outstanding as of 31 December, 2002 are according to information in the Norwegian securities' registry system (Verdipapirsentralen):

Name	Number of shares
Ministry of Trade and Industry	116,832,770
Morgan Guaranty Trust Co. of NY 1)	16,353,971
Folketrygdfondet	10,625,375
State Street Bank & Trust 2)	9,920,497
JP Morgan Chase Bank 2)	9,776,751
JP Morgan Chase Bank 2)	4,555,000
Euroclear Bank SA	4,385,099
JP Morgan Chase Bank 2)	4,064,000
JP Morgan Chase Bank 2)	2,867,859

1) Representing American Depositary Shares.
2) Client accounts and similar.

To the annual general meeting of Norsk Hydro ASA

INDEPENDENT AUDITORS' REPORT FOR N GAAP FINANCIAL STATEMENTS

We have audited the financial statements of Norsk Hydro ASA and its subsidiaries as of 31 December 2002, showing a profit of NOK 6,282 million *for the parent company and a profit of* NOK 8,667 million for the group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of net income. *Financial statements* comprise the balance sheet, the statement of income, the statement of cash flows, the accompanying *notes and the group accounts*. These financial statements, which are presented in accordance with *accounting principles generally accepted* in Norway, are the responsibility of the Company's Board of Directors and the *Company's President*. Our responsibility is to express an opinion on these financial statements and on certain other information *according to* the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit *in accordance* with the Norwegian Act on Auditing and Auditors and auditing standards generally *accepted in Norway. Auditing* standards generally accepted in Norway require that we plan and perform the audit to obtain *reasonable assurance* about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards generally accepted in Norway, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements, as shown on page 88-90 and page 126, are prepared in accordance with the law and regulations and present fairly, in material respects, the financial position of the Company as of 31 December 2002 and the results of its operations and its cash flows for the period ended 31 December 2002, in accordance with accounting principles generally accepted in Norway;
- the Company's management has fulfilled its duty to maintain the Company's accounting process in such a proper and well-arranged manner that the accounting process is in accordance with the law and accounting practices generally accepted in Norway; and
- the information in the Board of Directors' report, as shown on page 30-35, concerning the financial statements, the going concern assumption, and the proposal for the allocation of net income is consistent with *the financial statements* and complies with the law and regulations.

Oslo, Norway, 28 February, 2003
DELOITTE & TOUCHE AS

Ingebret G. Hisdal - State Authorized Public Accountant,
(Norway)

To the annual general meeting of Norsk Hydro ASA

INDEPENDENT AUDITORS' REPORT FOR US GAAP FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, statements of comprehensive income, and cash flows for each of the three years *in the period* ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements on pages 86-88 present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company changed it's method of *accounting for derivatives in* 2001 and goodwill and other intangible assets in 2002 to conform to newly adopted accounting principles.

Oslo, Norway, 28 February, 2003
DELOITTE & TOUCHE AS

Ingebret G. Hisdal - State Authorized Public Accountant,
(Norway)


Report for 2001



During the course of 2001, preparations were made for the purchase of the German aluminium company VAW. The acquisition will give Hydro a new and stronger role in the world market for aluminium and aluminium products. The company will be one of the world's three leading aluminium producers and the largest player in the European home market.

Hydro strengthened its position in 2001 through the successful implementation of several strategic measures that together equip the company to meet the challenges facing its three core areas: Oil and Energy, Aluminium and Agri.

2001 was, however, a challenging year for Hydro in terms of meeting its targets. This was mainly due to weaker market conditions, particularly for aluminium, but also reflects a somewhat slower rate of improvement than forecast within certain operations. Sharp focus continued, therefore, to be directed to improvements throughout the company during the year. A number of measures were implemented which shall lead to better operations and lower costs in the future, but which resulted in non-recurring costs for 2001.

At the start of the 2001, Hydro was in a good position to improve its results and increase value creation.

During the course of 2001, preparations were made for the purchase of the German aluminium company VAW. An agreement was signed in January 2002, and take-over is expected to take place during March, on approval from the competition authorities. This acquisition will give the company a new and stronger role in the global market for aluminium and aluminium products. Hydro will be one of the world's top three aluminium companies and the largest player in the European market. The board is very satisfied that the acquisition will proceed within a frame-work that provides a firm basis for increased value creation.

The board will direct considerable attention during the coming year to the development of Hydro Aluminium so that planned cost and market synergies are realized, with appropriate consideration for the company's customers and employees.

Hydro Aluminium continues to develop its metal supplier concept. This business model meets customers' needs through supplies from a combination of its own plants, market positions and partnerships. During the course of the year, an extension of alumina production capacity was started in Alunorte in Brazil. Hydro also increased its ownership in Alunorte to approximately 32 percent. Extensive modernization and extension of the company's metal plant in Sunndalsøra was started, and a new remelt plant came into production in Spain. A decision was also taken to make a similar investment in a new remelt plant in Texas, USA. Downstream activities were enhanced through the board's decision in September to purchase the French company, Technal. Take-over occurred in January 2002, making Hydro the world leader in aluminium building systems.

Hydro's corporate assembly decided in October to close


Egil Myklebust, chairman


Borger A. Lenth, vice chairman


Elisabeth Grieg


Anne Cathrine Høeg Rasmussen


Håkan Mogren


Ingvild Myhre


Gudmund Per Olsen


Odd Semstrøm


Per Wold

down production of primary magnesium in Porsgrunn as a result of the extremely difficult market situation and unprofitable operations. Hydro will, however, continue to be a leading player in the magnesium sector through its activities in Norway, Germany, Canada and China.

Difficult market conditions are the main reason for the lower results from Light Metals compared to the previous year. The board believes, however, that the purchase of VAW, market positioning and a number of improvement measures, place Hydro's aluminium activities in a position to deliver better results; notwithstanding, the market prospects for the first half of 2002 are weak.

Hydro Oil and Energy made considerable progress during the year in increasing its international activities. The results so far include promising positions in Angola, where Hydro plays a central role in the exploration and production of considerable resources in ultra deep water. Production started in Canada on the large Terra Nova field in January 2002, and Hydro is one of the first foreign companies that has been given the opportunity to take part in national exploration projects in Iran. In July, the board approved the purchase of a number of exploration licenses in the Gulf of Mexico from Conoco. It was also decided that Hydro's interests in oil and gas fields in Libya shall be further developed within the company. Exploration results from these interests have so far been very positive.

All in all, these represent significant steps in the internationalization of our oil and energy operations. This development is highlighted by the fact that in 2001 the company invested more in international exploration than in the Norwegian continental shelf for the first time. This trend is expected to increase in the next few years.

Like the other players on the Norwegian continental shelf, Hydro has had somewhat lower oil production than originally estimated. The Norwegian continental shelf will, however, remain a core area for the company in the years to come. In January 2002, Hydro therefore submitted an offer for certain parts of the State Direct Financial Interest in the Norwegian shelf that the government has offered for sale. These interests are expected to be awarded during the course of April 2002.

Hydro's Agri Turnaround process was concluded with a highly satisfactory result. Both costs and manning levels have been reduced by over 30 percent since 1998, excluding purchased operations during this period. In addition, more than 30 production and market units have been sold or closed down. Throughout this process, Hydro has been a key player in the restructuring of the European fertilizer industry. At the same time, Agri has increased its business volume through interesting investments and partnership agreements in high growth markets outside Europe.

Hydro Agri's business model has resulted in a situation today where Hydro trades around 20 million tonnes of fertilizer on the world market, while its own production is around 11.5 million tonnes. The business model, which focuses on realizing gains throughout the entire plant nutrition value chain, provides considerable opportunity for optimizing value creation.

As a result of its position as the largest player in the global plant nutrition market, Hydro Agri was further strengthened during the year. Today Hydro Agri is one of the most profitable fertilizer companies in the world, and is in a good position for further developing the operation to give lasting and competitive profitability.

A key element in the company's strategy "Focus for the future", which was drawn up in 1999, was the disposal of non-strategic assets amounting to at least NOK 10 billion before the end of 2001. This target was reached earlier than expected, and disposals amounting to approximately NOK 16 billion had been carried out by the end of 2001.

The efforts to find a suitable purchaser for the Petrochemicals operation will continue as part of the disposal process. At the same time, Hydro will further develop Petrochemicals within the current organization until an appropriate solution is found. The company will also seek buyers for the Korn- og Foderstofkompagniet and VAW's Flexible Packaging operation.

In 2000 the board decided to introduce rate of return targets based on cash return on gross investment (CROGI). In 2001, CROGI was 9.1 percent, while the equivalent figure for 2000 was 12.3 percent. The decline is mainly due to a considerably weaker market for aluminium products and lower oil prices. In addition, the 2000 result includes significant gains in connection with sales of operations.

In order to better monitor the development of underlying operations, we have also calculated CROGI on normalized prices for the most important products. In 2000, the board expressed the ambition of CROGI based on normalized prices of 9.5 percent for 2001 and 10 percent for 2002. On the basis of normalized prices, CROGI was 8 percent in 2001. The company is expected to achieve CROGI based on normalized prices of between 8 and 9 percent in 2002. The board is committed to its target of delivering CROGI of 10 percent over a business cycle.

The company's debt/equity ratio, calculated as long-term interest-bearing debt divided by equity was 0.27 at the end of 2001 after adjustments for excess cash and cash equivalents. Once the acquisition of VAW and the possible acquisition of SDFI shares are completed, the ratio is expected to increase to around 0.7. The board has set the target of bringing the debt/equity ratio back down to 0.5 before the end of 2003.

The board's work concentrates on strategic and portfolio issues. The improvement work, that has been carried out since "Focus for the future" was announced in 1999, has given Hydro a sound basis from which to take part in further industrial development within its three core areas. The board will continue to seek solutions that give increased value creation for the company and its shareholders, including solutions which may involve alterations to the current corporate structure.

The board continued in 2001 its work on strengthening Corporate Governance. New guidelines have been developed for distribution of work and responsibility between the board and the administrative management. The work that has been completed so far has aimed at bringing Hydro's management systems up-to-date in accordance with international practice. The board will follow up this work to ensure that Hydro has effective and transparent management systems.

The company places great importance on contributing to sustainable development. This work is described in more detail on pages 34-41. The company will remain in the top league in terms of consideration for the environment and society, ensuring the safety of our employees and contractors, and creating products and production processes that are sustainable in the long-term. Our ambition is to ensure that growth and acceptable rates of return also contribute to solving environmental challenges and making positive contributions to the societies in which we operate. The board is, therefore, highly satisfied that Hydro is represented for the third year running in the Dow Jones Sustainability Index, and is also included in the new FTSE4Good index on the London Stock Exchange.

2001 FINANCIAL RESULTS

Norsk Hydro's net income after tax in 2001 was NOK 7,892 million, or NOK 30.50 per share, compared with NOK 13,981 million, or NOK 53.40 per share in 2000. Operating income of NOK 21,083 was roughly 26 percent below the record result in 2000. Income before tax and interest expense (EBITDA) fell by 19 percent. The results were affected by weaker markets and restructuring costs. The oil price was considerably lower than 2000, particularly towards the end of the year. In Light Metals, market conditions were difficult with reduced prices and volumes, especially in the second half of the year. Agri delivered good results, continuing to reduce costs while increasing market share.

The results for 2001 include gains from divestments, but on a lower scale than in the previous year. For 2001 these gains represented NOK 520 million after tax (NOK 2.00) per share. For 2000 they amounted to NOK 2,800 million after tax, or NOK 10.70 per share. The most significant amounts in 2001 relate to the sale of Hydro Seafood's UK operation, plus sales of electricity grid in Norway.

Earnings from non-consolidated investees were reduced by NOK 106 million to NOK 566 million, primarily as a result of foreign currency losses on alumina operations in Brazil, of which Hydro's share amounted to NOK 185 million.

Net financial expense was NOK 762 million, a reduction from NOK 2,158 million in 2000. The reduction reflects interest earned on the group's increased cash reserves plus somewhat lower currency losses than in the previous year.

The provision for current and deferred taxes was NOK 13,750 million, equivalent to approximately 64 percent of pretax income. The corresponding figures for 2000 were NOK 16,178 million and 54 percent. The increase in tax percentage is primarily due to the relative share of earnings generated by oil operations on the Norwegian continental shelf, where the marginal tax rate is 78 percent, being somewhat

Report for 2001

higher in 2001. In addition, tax expense for 2000 was largely influenced by gains from divestments.

Cash provided by operations amounted to NOK 26.2 billion, an increase of two percent compared to 2000. Net cash used for investment purposes was NOK 14.7 billion in 2001, compared with NOK 3.6 billion in 2000. Investments totaled approximately NOK 16 billion in both of these years, while cash flow in 2000 was positively impacted by the sale of operations and assets of NOK 12.7 billion.

According to Section 3-3 of the Norwegian Accounting Act, we confirm that the accounts are prepared on the assumption of a going concern.

For a more detailed description of the company's operations and their location, you are referred to the section on each core area.

REVIEW OF BUSINESS AREAS

OIL AND ENERGY

EBITDA in NOK million	2001	2000
Exploration and Production	**25,768**	28,656
Energy	**1,721**	1,745
Oil marketing	**115**	211
Eliminations	**-**	29
Total Hydro Oil and Energy	**27,604**	30,641

EBITDA for Oil and Energy was NOK 27,604 million, 10 percent lower than in 2000. The decline primarily results from average oil prices in Norwegian krone terms that were 12 percent lower than in 2000. The price of crude oil for the year averaged USD 24.2, compared with USD 28 in 2000. Hydro's production of oil and gas in 2001 was 421,000 barrels of oil equivalents per day, an increase from 416,000 barrels of oil equivalents in 2000. Hydro's remaining oil and gas reserves amounted to 2,073 million barrels of oil equivalents in 2001, compared with 2,040 million barrels of oil equivalents in 2000. Hydro's reserve replacement ratio in 2001 was approximately 122 percent. Power production in 2001 was somewhat lower than in 2000, but higher than in a normal year. Relatively high power prices compensated partially for lower volumes. The company's remaining electricity grid assets were sold, generating earnings of NOK 179 million. Lower refinery margins and volumes impacted negatively on results.

LIGHT METALS

EBITDA in NOK million	2001	2000
Aluminium Metal Products	**2,414**	3,744
Aluminium Extrusion	**767**	1,307
Other Light Metals	**(672)**	483
Eliminations	**34**	(33)
Total Hydro Light Metals	**2,543**	5,501

EBITDA for the Light Metals area was NOK 2,543 million, a fifty percent reduction compared to 2000. This business area experienced difficult market conditions, especially in the second half of the year. Pressured margins and total market volume reductions affected all parts of the operation. However the impact appeared first, and was most significant, in the extrusion sector and in automotive market supply. Continuing low prices for magnesium in Europe led to Hydro deciding to close down its primary magnesium production facility in Porsgrunn. This resulted in plant write-offs of NOK 261 million and other restructuring costs of NOK 700 million. Hydro also incurred losses on aluminium market options and futures in 2001. Total losses on these contracts amounted to NOK 545 million in 2001. There are currently no equivalent open positions and Hydro's policy has been amended so that such options will not be entered into in the future. Considerable improvement programs were implemented in Light Metals which, together with the synergies expected in connection with the VAW integration, are estimated to deliver a positive contribution to results towards the end of 2002 and in 2003.

AGRI

EBITDA in NOK million	2001	2000
Plant Nutrition	**3,774**	2,841
Gas and Chemicals	**628**	712
KFK	**350**	386
Eliminations	**17**	43
Total Hydro Agri	**4,769**	3,982

EBITDA for Agri was NOK 4,769 million, an increase of 20 percent compared to 2000. The increase occurred despite volume decreases as a result of seasonal variations between autumn 2000 and spring 2001, and the very special weather conditions in Europe in the spring of 2001 that led to lower total fertilizer consumption. The Hydro Agri Turnaround improvement program has brought about reduced costs and more efficient production, as the improved results clearly indicate. The workforce has been cut back by 3,750 persons and cost levels reduced by more than 30 percent when compared to the level in 1998, adjusted for acquisitions made during the period.

OTHER ACTIVITIES

PETROCHEMICALS

EBITDA for Petrochemicals resulted in a reduction of 45 percent down to NOK 363 million. Rationalization costs and costs relating to the demolishing and clean-up of one obsolete plant, amounting to NOK 225 million, were charged to the 2001 result. Nonrecurring costs in 2000 were NOK 173 million. Excluding nonrecurring costs, underlying results declined for 2001 primarily as a result of lower S-PVC prices. This was partly offset by higher caustic soda prices.

ECONOMIC CONDITIONS

World wide economic development suffered a downturn in 2001 with lower growth in industrialized countries, especially during the second half of the year. Prospects for the first part of 2002 indicate a continuing weak development in Hydro's most important markets. The OECD is expecting improvement during the second half of the year, though there still remains much uncertainty regarding the extent and timing of a possible upturn. Growth forecasts for 2003 are relatively optimistic for most industrial countries.

The weak development in 2002 will involve continued difficult market conditions for Hydro Aluminium and Petrochemicals during the first half of the year. A possible upswing in the international business environment during the second half of the year may contribute to a more positive development in demand in these markets. For aluminium, the potential re-start of idled production capacity in the USA may soften the market effect of any growth in demand. A weak international economic development will also curtail demand for oil globally and the consumption of natural gas in Europe. Crude oil price developments will depend on both the rate of growth in demand and the production restrictions implemented by OPEC and other oil producers.

An improved balance in the European fertilizer market will support the fairly positive price development for nitrogen fertilizers in this market. For nitrogen products that are mainly used outside Europe, such as urea, prices are expected to reflect a continued overcapacity.

HEALTH, SAFETY AND ENVIRONMENT

Hydro continued its efforts during 2001 to implement systematic improvements in health, safety and environment (HSE). While improvements were made in several areas, they were not sufficient to fulfil Hydro's ambitions. The company is therefore intensifying the HSE improvement program. As an integrated part of this annual report, the company reports comprehensive information regarding the use of raw materials and energy, environmental emissions and waste, its products, and safety and the working environment. In addition, Hydro has prepared further information on environmental issues and conditions, which is published on the internet (www.hydro.com).

In 2001 five persons, three Hydro employees and two contractors, lost their lives in accidents. The accidents underscore the need to prioritize safety in all parts of the operation. Hydro's main safety performance indicator, the TRI-rate (total number of recordable injuries per million hours worked) reflected an improvement of 30 percent from 2000 to 2001, somewhat exceeding the 2001 target. For 2002 Hydro is aiming for a further improvement to the TRI-rate.

The number of lost-time injuries for contractors increased compared to 2000, following continuous improvements over several years. All measures to improve safety involve our own employees as well as contractors.

Sick leave was further reduced in 2001. The organization will in 2002 continue to focus on the conditions that are the cause of work-related illness, so that corrective measures can be more dedicated.

The number of major accidents remains at an unacceptable level, giving cause for concern. A particular focus will in 2002 be directed towards the reporting of near-misses in order to obtain an even better basis for preventing dangerous situations.

Most emissions and discharges from production were within the concession limits applicable. There were, however, some accidental emissions. The company will in 2002 also direct a special focus on accidental emissions.

Hydro is working systematically on life-cycle analyses for the company's products. These analyses examine the environmental impact throughout the entire value chain and

Report for 2001

will help the company to identify the use of resources at production plants, the environmental impact of production and product applications, and to what extent and how the products can be recycled.

Several of Hydro's production processes lead to considerable greenhouse gas emissions. The company is making efforts to reduce greenhouse gas emissions by better and more efficient operation, by adopting new solutions and technology, and by investing in research and development projects seeking further reductions in emissions.

EMPLOYEES

Restructuring, downsizing, projects, acquisitions and cost savings programs have demanded a lot in the form of flexibility and cooperation from Hydro's employees. Efforts to achieve results by organizational development aimed at harnessing the expertise and creativity of the company's employees represents substantial opportunities and continual challenges for the company. We extend our thanks to all employees for their contribution to Hydro's development, and for the excellent cooperation we have enjoyed at a demanding time for the company.

NORSK HYDRO ASA

Norsk Hydro ASA (the parent company) had net income of NOK 13,687 million compared with 5,879 million in 2000. The board proposes that a dividend of NOK 10 per share be paid, totaling NOK 2,576 million. It is proposed that NOK 11,111 million be transferred to retained earnings. Distributable equity as of 31 December 2001 was NOK 21,129 million.

Oslo,
28 February, 2002

Egil Myklebust, chairman
Borger A. Lenth, vice chairman
Elisabeth Grieg
Anne Cathrine Høeg Rasmussen
Håkan Mogren
Ingvild Myhre
Gudmund Per Olsen
Odd Semstrøm
Per Wold
Eivind Reiten, president and CEO

E2-70

Financial review

This discussion should be read in conjunction with the information contained in the Company's consolidated financial statements and the related notes included in this annual report.

NOK million	2001	2000	1999
Operating revenues	**152,835**	156,861	111,955
Operating costs and expenses	**(131,752)**	(128,395)	(104,220)
Operating income	**21,083**	28,466	7,735
Non-consolidated investees	**566**	672	339
Interest income and other financial income	**2,847**	1,747	1,504
Other income, net	**578**	3,161	1,350
Earnings before interest expense and taxes (EBIT)	**25,074**	34,046	10,928
Interest expense and foreign exchange gain/(loss)	**(3,609)**	(3,905)	(3,055)
Income before taxes and minority interest	**21,465**	30,141	7,873
Income tax expense	**(13,750)**	(16,178)	(4,337)
Minority interest	**177**	18	(90)
Income before cumulative effect of change in accounting principle	**7,892**	13,981	3,446
Cumulative effect of change in accounting principle	**-**	-	(30)
Net income	**7,892**	13,981	3,416
Earnings per share (NOK)	**30.50**	53.40	13.80

2001 COMPARED TO 2000

Hydro's operating revenues and earnings in 2001 reflect a variety of economic and other external factors of relevance to some or all of its business operations. Following exceptionally strong results in 2000 reflecting a robust worldwide business environment, 2001 was characterized by a significant downturn in many major markets. In particular, lower crude oil prices and weak market conditions in all sectors of the aluminum business impacted the Company's results. Notwithstanding these challenging conditions, Hydro took important strategic steps that have and will continue to boost the Company's position in each of its three main business areas - Oil and Energy, Light Metals and Agri. In 2001, Oil and Energy increased production and expanded its portfolio of international exploration and development operations. Agri delivered improved results and made substantial progress in consolidating its leading position within the fertilizer industry. Within its Light Metals business area, Hydro took a major stride towards its strategic goal of growing its aluminum business by entering into an agreement in January, 2002 to acquire the German company VAW.

Total operating revenues for 2001 by area in NOK billion


60
50
40
30
20
10
0
Hydro Oil and Energy
Hydro Light Metals
Hydro Agri
Petrochemicals
Corporate and other

Operating Results and EBITDA *)

The change in EBITDA for the Group and the most important items affecting the change follow:

EBITDA for 2001	37,757
EBITDA for 2000	46,609
Change in EBITDA	(8,852)
Prices and currency, E & P [1]	(3,090)
Margin	(760)
Volume	(35)
Production and exploration costs, E & P [1]	(119)
Fixed costs	325
Trading and price hedging, Aluminium Metal Products	(1,255)
Restructuring costs	(825)
Non-recurring items [2]	(1,225)
Non-consolidated investees	(104)
Interest income and other financial income	1,104
Other income [3]	(2,583)
Other	(285)
Total change in EBITDA	(8,852)

1) Exploration and Production.
2) Includes one time (positive) effect related to pension costs of NOK 470 million in 2000 and effects of charges for rationalization and improvment programs in 2001 and 2000.
3) Including the effects of divestment of subsidiaries and non-consolidated investees.

*) See below for a description of EBITDA and a reconciliation to income before taxes and minority interest.

Hydro's operating revenues in 2001 decreased approximately 3 percent to NOK 152,835 million from NOK 156,861 million in 2000.

In the Oil and Energy area, operating revenues declined approximately 6 percent to NOK 52,016 million from NOK 55,123 million in the prior year, primarily as a result of lower crude oil prices. However, average production of oil and gas increased by approximately one percent compared to 2000. Oil production outside the Norwegian Continental Shelf increased toward the end of the year as the *Girassol field in Angola came on stream.*

In the Light Metals area, 2001 operating revenues of NOK 51,083 million were essentially flat compared to NOK 51,130 mil-

EBITDA – in NOK billion



CROGI – Total Hydro



lion in the prior year. The downturn in the business cycle in the second half of 2001 resulted in lower prices and lower margins for both primary aluminum and all fabricated products. Results from aluminium trading activities declined sharply in 2001 reflecting strong alumina trading results in the previous year as well as contract losses and bad debt write-offs in the US market during 2001. Losses on option contracts relating to the Company's price hedging program further dampened results. Light Metals' 2001 results also reflect the Company's decision to close production of primary magnesium in Norway resulting in restructuring charges.

Hydro Agri's operating revenues increased in 2001 to NOK 48,190 million compared to NOK 46,966 million in the prior year, an increase of approximately 3 percent. The increase in operating revenues reflects improved fertilizer prices and increased sales outside of Europe offsetting lower sales volumes in Europe. Agri completed its extensive turnaround program achieving a substantially improved competitive position and enhanced profitability. Restructuring in the European nitrogen fertilizer industry has resulted in improved capacity utilization which positively influenced results.

Other income, which consists of pretax gains on divestment of businesses, decreased to NOK 578 million in 2001 compared to NOK 3,161 million in the prior year. The after-tax effects of these gains were in the amounts of NOK 520 million (NOK 2.00 per share) for 2001 and NOK 2,800 million (NOK 10.70 per share) for 2000. See Note 9 of the notes to the consolidated financial statements for a detailed description of these items.

Net financial expenses in 2001 were NOK 762 million compared to NOK 2,158 million in 2000. The decrease reflects the Company's increased cash balances which resulted in increased interest earnings. Currency losses were somewhat lower than the previous year notwithstanding losses of approximately NOK 130 million relating to the devaluation of the Argentine peso at the end of 2001. Net interest bearing debt at the end of 2001 was NOK 21.1 billion, a reduction of NOK 8.6 billion from the end of the previous year.

The provision for current and deferred taxes for 2001 amounted to NOK 13,750 million, representing 64 percent of pretax income. The corresponding figure for 2000 was NOK 16,178 million, equivalent to 54 percent of pretax income. The tax percentage for 2000 was influenced by the gains on the sales of operations included in Other income, which were taxed at a lower rate. Excluding the effects of these gains, the tax percentage would have been approximately 59 percent for 2000. The increase in the effective tax rate for 2001 results from the relatively larger share of earnings from oil and gas activities in Norway, which are taxed at a marginal tax rate of 78 percent.

As a result of amendment to regulations relating to distribution of financial expenses between Norwegian Continental Shelf and land based operations, a higher effective taxation of oil and gas activities in Norway is forecast for 2002 of approximately NOK 400 million, assuming equivalent market conditions as for 2001. The acquisition of VAW will, however, affect the relative distribution of earning between the oil and gas activities and other areas which may reduce to some extent the total effective tax rate for the Group.

EBITDA and reconciliation to income before taxes and minority interest

Hydro's steering model, Value-Based Management, reflects Hydro's focus on cash flow-based indicators, before and after taxes, to measure performance in Hydro's operating segments. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as "Other income, net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values and goodwill in non-consolidated investees. Hydro's definition of EBITDA may differ from that of other companies.

EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of Hydro's results of operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

Another cash flow-based indicator being used by Hydro to measure its performance is cash return on gross investment (CROGI). CROGI is defined as gross cash flow after taxes, divided by average gross investment. "Gross cash flow" is defined as EBITDA less total tax expense. "Gross investment" is defined as total assets (exclusive of deferred tax assets) plus accumulated depreciation and amortization, less all short-term interest-free liabilities except deferred taxes and taxes payable. CROGI in 2001 was 9.1 percent compared with 12.3 percent in 2000. Based on normalized prices, CROGI in 2001 was approximately 8 percent compared to approximately 9 percent in 2000. The normalized prices used are: an oil price of US dollar 18 per barrel, an aluminum price (London Metal Exchange) of US dollar 1,500 per tonne, a CAN 27 fertilizer price of US dollar 113 per tonne and a US dollar - Norwegian kroner exchange rate of 8.00.

The EBITDA figures by core business area are presented in the table below, in addition to the reconciliation from EBITDA to income before taxes and minority interest.

EBITDA NOK million	2001	2000	1999
Hydro Oil and Energy	**27,604**	30,641	13,579
Hydro Light Metals	**2,543**	5,501	3,760
Hydro Agri	**4,769**	3,982	1,141
Other	**2,841**	6,485	3,464
Total EBITDA	**37,757**	46,609	21,944
Depreciation	**(12,273)**	(12,538)	(10,494)
Write-down	**(261)**	-	(444)
Amortization of goodwill			
of non-consolidated investees	**(149)**	(25)	(79)
Interest expense	**(3,721)**	(4,045)	(3,405)
Capitalized interest expense	**685**	1,029	839
Net foreign exchange loss (gain)	**(416)**	(655)	(304)
Other financial items	**(157)**	(234)	(184)
Income before tax and			
minority interest	**21,465**	30,141	7,873

Business Segment Information

Hydro's operating segments consist of the three core business areas Oil and Energy, Light Metals and Agri. Each business area is divided into sub-segments representing different parts of the value chain follows:

Oil and Energy:	Exploration and Production, Energy, Oil Marketing
Light Metals:	Aluminium Metal Products, Aluminium Extrusion and Other Light Metals
Agri:	Plant Nutrition, Gas and Chemicals and A/S Korn- og Foderstof Kompagniet

In addition, Hydro is in the petrochemicals business and is engaged in other activities. A discussion of the operating results for each of the segments within Hydro's core business areas, as well as for Hydro Petrochemicals and Other Activities, follows.

HYDRO OIL AND ENERGY

EBITDA in NOK billion



NOK million	2001	2000	1999
Operating Revenues	**52,016**	55,123	28,355
Operating Income	**19,178**	21,804	6,962
EBITDA	**27,604**	30,641	13,579
Gross Investment	**128,672**	120,668	123,471
CROGI	**13.0%**	14.4%	9.7%
Number of employees	**3,891**	3,912	4,348

Hydro Oil and Energy, which consists of Exploration and Production, Energy and Oil Marketing, had an EBITDA of NOK 27,604 million in 2001. This represented a decrease of NOK 3,037 million or approximately 10 percent compared to 2000.

EXPLORATION AND PRODUCTION

NOK million	2001	2000	1999
Operating Revenues	**33,282**	35,494	17,406
Operating Income	**17,813**	20,108	5,840
EBITDA	**25,768**	28,656	11,971
Gross Investment	**118,494**	111,038	113,811
CROGI	**13.1%**	14.5%	9.4%
Number of employees	**2,724**	2,628	2,806

EBITDA for Exploration and Production was 10 percent lower in 2001 than in 2000. The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	25,768
EBITDA for 2000	28,656
Change in EBITDA	(2,888)
Prices and currency	(3,090)
Volume	750
Production costs	(420)
Exploration costs	301
Non-recurring items	160
Other Income [1]	(387)
Other	(202)
Total change in EBITDA	(2,888)

1) Gain on sale of UK oil and gas assets in 2000.

Revenues and market conditions

Exploration and Production's operating revenues in 2001 decreased to NOK 33,282 million from NOK 35,494 million in 2000, a decline of approximately 6 percent, primarily due to lower crude oil prices. In 2001, Hydro realized an average crude oil price of US dollar 24.20 per barrel compared to US dollar 28.00 per barrel in 2000. The average realized oil price in Norwegian kroner was NOK 217 per barrel in 2001 which was approximately 12 percent lower than in 2000. In 2001, the Brent Blend crude oil price reached its highest level in February (US dollar 30.60 per barrel). In the fourth quarter of 2001, crude oil prices fell sharply compared to the first nine months of the year. The average crude oil price realized by Hydro during the last three months of 2001 was US dollar 18.90 per barrel, the lowest quarterly average price realized since 1999. When measured in Norwegian kroner, the corresponding amount was NOK 168 per barrel. Price developments for crude oil were driven primarily by global recession and OPEC's production policy in 2001. The growth in global oil demand for 2001 was the weakest since 1985. Additionally, the terrorist attacks in the US on September 11, 2001 increased uncertainty, causing a further reduction in demand for crude oil.

The decline in operating revenues was partly offset by higher gas prices in 2001. Hydro's average realized gas price in 2001 of NOK 1.21 per standard cubic meter was approximately 23 percent higher than the average realized gas price in 2000 of NOK 0.98, reflecting the lag (normally about 6 months) in gas prices which are generally keyed off the price of crude oil.

Exploration and Production sells most of its oil and liquid gas production to Energy. In addition, Energy also markets Exploration and Production's gas production on a commission basis. Total internal sales amounted to NOK 25,434 million in 2001 compared to NOK 26,058 million in 2000, a decrease of approximately 2 percent. Internal sales to Energy represented 76 percent of Exploration and Production's operating revenues in 2001 compared to 73 percent in 2000. Sales of wet and dry gas and transportation tariffs, in addition to some external oil sales, accounted for the remaining 24 percent of Exploration and Production's operating revenues in 2001.

Exploration and Production's total production of oil and gas in 2001 was 421,000 [1] barrels of oil equivalents per day (boed) which was higher than the 416,000 [1] boed in 2000. Oil and gas production in the fourth quarter of 2001 averaged 451,000 boed, representing an increase over the corresponding period of the prior year primarily due to increased gas off-take. The growth in oil production in 2001 compared with the prior year was mainly attributable to increased production from the Oseberg East, Oseberg South and Norne fields, as well as commencement of production on the new field, Snorre B. In addition, oil production at the Girassol field in Angola started in December, 2001 with average daily production of 56,500 boe. Hydro has a 10 percent interest in the Girassol field. Oil production accounted for 78 percent of the total production in 2001, the same percentage as in 2000. Gas production increased slightly to 14.9 million standard cubic meters per day in 2001 compared to 14.2 million standard cubic meters in 2000.

Ninety-six percent of Hydro's oil and gas production in 2001 was from Norwegian-based activities, with the remainder produced from the international fields in which Hydro has an interest. The portion from fields outside of Norway decreased in 2001 due to the sale of assets on the British Continental Shelf in August of 2000.

Operating costs

Hydro's average production cost, defined as the cost of operating fields and transportation facilities, including CO_2 emission tax, insurance, gas purchased for injection and lease costs for production installations, but excluding transportation tariffs and depreciation, was NOK 26 per boe in 2001, compared to NOK 25 per boe in 2000.

Hydro's total expenditures for exploration of oil and gas and appraisal of discoveries amounted to NOK 2,018 million in 2001 compared to NOK 1,799 million in 2000, an increase of approximately 12 percent. The increase was primarily attributable to higher international exploration activity reflecting Hydro's strategy to expand its international oil and gas portfolio. In 2001, Hydro's exploration expenditures were, for the first time in the Company's history, higher internationally than on the Norwegian Continental Shelf. International exploration expenditures were NOK 1,090 million, representing 54 percent of the Company's total exploration expenditures, with the balance of expenditures of NOK 928 million for Norwegian-based activities. In 2001, the major part of Hydro's international exploration expenditures was allocated to Angola, Canada and the Gulf of Mexico. Of the total exploration expenditures, Hydro expensed NOK 1,400 million in 2001 compared to NOK 1,701 million in 2000. The decline reflects higher write-offs of previously capitalized exploration costs toward the end of 2000 from wells deemed of no commercial value compared to higher capitalization in 2001 resulting from several new commercial discoveries.

Depreciation, including provisions for abandonment and well closure costs, averaged NOK 51 per boe in 2001 compared to NOK 53 per boe in 2000.

Operating income and EBITDA

Exploration and Production's operating income in 2001 was NOK 17,813 million, down NOK 2,295 million, or 11 percent, from NOK 20,108 million in the prior year. Exploration and Production's EBITDA in 2001 was NOK 25,768 million, down NOK 2,888 million, or 10 percent, from NOK 28,656 million in the prior year. EBITDA for 2000 was positively influenced by a gain of NOK 387 million relating to the sale of UK oil and gas operations. In addition, EBITDA for both 2000 and 2001 was influenced by nonrecurring pension charges of NOK 366 million and NOK 206 million, respectively.

1) All volumes are calculated based on the Norwegian Petroleum Directorate's current conversion factors. The conversion factor for NGL changed in 2001. The conversion factor had been 1 ton = 1.3 standard cubic meters; it is currently 1.9 standard cubic meters. The volumes of prior periods have been restated for comparability. The prior conversion factor would have resulted in a production level of 416,000 boed and 413,000 boed for 2001 and 2000, respectively.

Outlook

Hydro expects its oil and gas production to increase by 5 - 6 percent as an annual average during the period 2001-2005. In 2002, Hydro's total estimated production of oil and gas is expected to be approximately 430,000 boed including the effects of production curtailments imposed by the Norwegian government. The Girassol and Terra Nova fields are expected to contribute to the increase in 2002.

Hydro will continue to focus on cost performance and strive to maintain its position as an efficient operator and low cost producer on the Norwegian Continental Shelf. One of Hydro's objectives in 2002 is to maintain its operating cost per barrel of oil and gas production, notwithstanding that some of its major fields, e.g., Oseberg, Gullfaks and Troll B, are currently in the decline phase of production. Exploration continues to be an important part of Hydro's growth strategy. The Company expects total expenditures related to exploration activities to increase from approximately NOK 2.0 billion in 2001 to approximately NOK 2.4 billion in 2002. Approximately 75 percent of the planned exploration expenditures will be allocated to international activities.

The outlook for the global oil market in 2002 remains heavily influenced by OPEC and the world economy. During the fourth quarter of 2001, OPEC agreed to reduce its oil production by 1.5 millions boed with a condition that non-OPEC producers (primarily Russia, Mexico and Norway) jointly curtail production by 500,000 boed. In December 2001, the Norwegian government agreed to cut oil production by 150,000 boed to stabilize oil prices. Accordingly, Hydro's target of production growth for 2002 is expected to be reduced by approximately 15,000 boed for the first six months of 2002. Focusing on the global economy, and its effect on petroleum product demand, the International Energy Agency's demand forecast for 2002 is 76.5 million barrels per day, a 600,000 barrels per day increase over 2001. Consensus forecasts suggest a rebound in the global economy in the second half of 2002 as a result of the global move towards lower interest rates and inventory reductions.

Crude oil prices in 2002 will, to a large extent, depend on how effectively OPEC manages seasonal swings and regulates production to meet the underlying demand for oil, without inventory refilling. Present forward prices indicate that Brent Blend crude oil prices are expected to recover in 2002 from the lower levels experienced in the last two months of 2001. However, oil prices are expected to be impacted by the added uncertainty of the strength of the US and world economies.

ENERGY

NOK million	2001	2000	1999
Operating Revenues	**43,074**	44,591	20,365
Operating Income	**1,397**	1,614	944
EBITDA	**1,721**	1,745	1,148
Gross Investment	**6,648**	6,004	6,508
CROGI	**17.3%**	17.5%	12.1%
Number of employees	**438**	375	481

The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	1,721
EBITDA for 2000	1,745
Change in EBITDA	(24)
Margin	(50)
Volume	(20)
Fixed costs	(215)
Other income 1)	179
Other	82
Total change in EBITDA	(24)

1) Gain on sale of electricity grid assets in 2001.

Revenues and market conditions

Energy's operating revenues in 2001 declined by approximately 3 percent to NOK 43,074 million compared with NOK 44,591 million in 2000. The decrease is primarily attributable to declining crude oil and refined products prices and lower power production. A breakdown of the percentage of 2001 operating revenues represented by each of Energy's business activities is as follows:

Oil Trading and Refining	84%
Gas Sourcing and Marketing	10%
Power Sourcing and Marketing	6%

Internal sales to other business segments within Hydro in 2001 (all such sales being at market transfer prices) amounted to NOK 7,349 million compared to NOK 7,842 million in 2000. Internal sales were mainly to Oil Marketing (NOK 3,565 million), Aluminium Metal Products (NOK 1,878 million) and Plant Nutrition (NOK 1,541 million).

The Oil Trading and Refining unit acts as a principal in marketing the equity oil production of Exploration and Production, purchasing essentially all of Exploration and Production's oil production for resale. As a result, operating revenues from such activity in any given year are largely a function of Exploration and Production's production level and the level of prevailing market prices for crude oil. In addition, Oil Trading and Refining derives revenues from the sale of non-equity crude oil, gas liquids and refined products.

The Gas Sourcing and Marketing unit sells Exploration and Production's gas production on an agent/fee basis. Consequently, the income and costs effects of Exploration and Production's gas production and sales do not affect Energy's operating results. In addition, Gas Sourcing and Marketing derives operating revenues from gas trading activities. Operating results from gas trading activities in 2001 were positively influenced by a growing and more diversified portfolio of customers. However, overall trading results were somewhat lower than in 2000 due to more limited arbitrage opportunities between the UK and European continental gas markets. European gas markets are expected to become increasingly integrated as a result of the European Union's gas directive. Hydro expects that the liberalization of European gas markets will further limit arbitrage opportunities in the future and result in downward pressure on margins. However, Hydro is positioning itself, through further growth and diversification of its gas portfolio, to pursue the opportunities created by a more flexible and liquid European gas market.

The Power Sourcing and Marketing unit sources Hydro's power requirements, in part from Energy's owned generation facilities, for Hydro industrial facilities. Power Sourcing and Marketing's 2001 operating results were adversely affected by the decline in electricity production in Norway of 1.7 TWh (approximately 15 percent) compared to the prior year's production (i.e., 9.8 TWh in 2001 compared to 11.5 TWh in 2000). The decline in production is primarily attributable to decreased inflow into water reservoirs, reflecting the return to a more historically normal level of precipitation in 2001. Higher prices in 2001 offset the effects of the lower production. In 2001, average spot prices increased significantly to 18.7 øre/kWh compared to 10.3 øre/kWh in 2000. The higher prices reflect a tightened supply/demand balance, attributable to increased power consumption and reduced production.

Operating costs

Refining costs per barrel, comprised of both fixed and variable processing costs, increased from NOK 12.28 in 2000 to NOK 13.02 in 2001 as a result of the reduced throughput caused by a five week refinery outage in one of the processing units at the Scanraff refinery, Hydro's partly-owned refinery located in Sweden.

Power plant operating costs increased to NOK 612 million in 2001, compared to NOK 553 million in 2000, primarily due to increased maintenance on power plant facilities.

Energy's other fixed costs in 2001 increased by NOK 150 million compared to the prior year, primarily as a result of an increase in staffing to prepare for Company based sales of gas and the transfer of responsibility for R&D projects from Corporate staff.

Operating income and EBITDA

Energy's operating income in 2001 of NOK 1,397 million represents a decrease of NOK 217 million (13.4 percent) compared to the prior year. EBITDA for Energy was NOK 1,721 million in 2001 compared to NOK 1,745 million in 2000, a decline of approximately 1 percent. EBITDA for 2001 included a NOK 179 million gain on sale of electricity grid assets. In 2001, Energy sold its remaining Norwegian power grid assets as part of the Company's strategy to divest non-core activities.

Operating income for the Oil Trading and Refining unit was NOK 575 million in 2001 compared to NOK 689 million in the prior year, a decline of approximately 17 percent. Operating income derived by refining operations was NOK 264 million in 2001 compared to NOK 596 million in the prior year, a decline of NOK 332 million (approximately 56 percent). The 2001 figure includes inventory losses of approximately NOK 44 million reflecting the average decrease in crude oil prices of approximately US dollar 4 per barrel in 2001. Average refining margins for 2001 were US dollar 3.76 per barrel, approximately 23 percent lower than in 2000. The Scanraff outage further depressed operating income by approximately NOK 65 million. Other oil trading and refining activities, consisting of crude oil sales, gas liquids trading and shipping, generated operating income in 2001 of NOK 303 million compared to NOK 119 million in 2000. The improvement resulted primarily from high utilization of oil and gas liquids tankers.

Operating income for Energy's Gas Sourcing and Marketing unit decreased to NOK 158 million in 2001 compared to NOK 184 million in 2000, reflecting the more limited arbitrage opportunities between the UK and the European continental gas markets.

For the reasons described above under Revenues and market conditions, operating income derived by Energy's Power Sourcing and Marketing was essentially flat in 2001 at NOK 845 million compared to NOK 842 million in 2000.

Outlook

Refining margins dropped significantly at the end of 2001 to a level of approximately US dollar 1 per barrel. Global demand for refined products remained weak in early 2002 due to the general economic slowdown. This situation has been aggravated by mild weather conditions in the early winter season. Average refining margins are expected to be lower in 2002 compared to 2001 due to lower crude oil price forecasts and the weaker price outlook for the key products, gasoline and diesel.

Water reservoir levels were at a normal level, based on a long-term average, at the end of 2001. Based on the forward market, no major change is expected in spot prices. Energy presently estimates a production level in 2002 somewhat above a historically normal level of 8.5 TWh.

OIL MARKETING

NOK million	2001	2000	1999
Operating Revenues	**3,729**	4,094	2,652
Operating Income	**(32)**	55	169
EBITDA	**115**	211	451
Gross Investment	**3,581**	3,682	3,152
CROGI	**3.2%**	5.5%	13.0%
Number of employees	**240**	233	235

The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	115
EBITDA for 2000	211
Change in EBITDA	(96)
Margin	(105)
Fixed costs	15
Non-consolidated investees	(6)
Total change in EBITDA	(96)

Revenues and market conditions

Oil Marketing's operating revenues decreased to NOK 3,729 million in 2001 from NOK 4,094 million in 2000, a decrease of 9 percent. The primary reason for this decrease was lower refined petroleum product prices, particularly in the second half of 2001. The demand for gasoline in the Swedish retail fuel market remained relatively unchanged in 2001. Diesel consumption increased approximately by 2 percent. However, consumption of heating oil declined by approximately 3 percent due to mild weather.

Based on information obtained from the Swedish Statistics Bureau (SCB), Hydro's total market share in Sweden for gasoline, diesel and heating oil of approximately 13 percent remained virtually unchanged in 2001 compared to the prior year. Hydro's gasoline market share of approximately 12 percent represents a slight reduction over the prior year. Hydro's market share for gasoil increased to approximately 15 percent.

Hydro participates in the retail gasoline and gasoil markets through its 50 percent ownership interest in Hydro Texaco. Hydro Texaco's market share in Norway for gasoline and gasoil improved in 2001 to approximately 20 percent and 16 percent, respectively.

Hydro Texaco's market share in Denmark for both gasoline and gasoil remained unchanged in 2001 at approximately 16 and 20 percent, respectively.

Operating costs

Total operating costs, consisting primarily of product variable costs of refined oil products, decreased in 2001, as a result of lower oil prices. In addition, fixed and other variable costs were approximately 3 percent lower in 2001 than in 2000. Oil Marketing executed an improvement program in 2001 resulting in cost reductions compared to the previous year.

Operating income and EBITDA

Operating income/(loss) for Oil Marketing in 2001 was NOK (32) million compared to NOK 55 million in the prior year. EBITDA of NOK 115 million, including NOK 15 million representing Hydro's share of net income in Hydro Texaco was down NOK 96 million or approximately 45 percent, from the prior year. The drop in refined product prices resulted in inventory losses in 2001 of NOK 113 million based on a first in, first out (FIFO) method of inventory accounting. EBITDA in 2000 included positive inventory adjustments of NOK 112 million. Excluding inventory effects, 2001 operating results improved by NOK 138 million. The improved underlying operating results reflect better margins and reduced fixed costs compared to 2000.

Outlook

The long term economic outlook for the Scandinavian region continues to be stable. However, the recent downturn in Europe's economy is currently having an adverse impact in the Scandinavian economies. In 2002, the demand for motor fuels is expected to be stable in the Scandinavian retail market while the demand for diesel, which is taking market share from gasoline, is expected to grow by approximately 2-3 percent. However, consumption of heating oil is expected to decline by approximately 2 percent annually as a result of competition from complementary energy sources, electricity and natural gas products in which Hydro is actively involved. Hydro's earnings from Oil Marketing activities will continue to be strongly affected by international oil prices and competitive conditions in the Scandinavian and Baltic retail markets.

HYDRO LIGHT METALS

EBITDA in NOK billion


6
5
4
3
2
1
0
1997
1998
1999
2000
2001

NOK million	2001	2000	1999
Operating Revenues	**51,083**	51,130	39,480
Operating Income	**185**	3,336	2,179
EBITDA	**2,543**	5,501	3,760
Gross Investment	**42,996**	45,169	38,246
CROGI	**4.7%**	10.6%	8.3%
Number of employees	**16,244**	16,794	15,219

Hydro Light Metals consists of the segments Aluminium Metal Products, Aluminium Extrusion and Other Light Metals. Other Light Metals consists of Aluminium Rolled Products, Automotive Structures and Magnesium. In 2001, EBITDA for Hydro Light Metals was NOK 2,543 million representing a decrease of approximately 54 percent compared to 2000.

ALUMINIUM METAL PRODUCTS

NOK million	2001	2000	1999
Operating Revenues	**34,442**	33,534	24,540
Operating Income	**1,456**	2,821	1,357
EBITDA	**2,414**	3,744	2,016
Gross Investment	**21,178**	21,977	18,071
CROGI	**9.2%**	14.5%	9.2%
Number of employees	**3,707**	3,611	3,651

The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	2,414
EBITDA for 2000	3,744
Change in EBITDA	(1,330)
Margin	(450)
Volume	185
Fixed costs	(225)
Trading and price hedging	(1,255)
Non-recurring items	285
Other	130
Total change in EBITDA	(1,330)

Revenues and market conditions

Aluminium Metal Products' operating revenues increased slightly to NOK 34,442 million in 2001 from NOK 33,534 million in 2000. Operating revenues from the sale of Hydro's production of aluminum cast house products (i.e., aluminum ingot, sheet ingot, wire rod and foundry alloy) increased by 3 percent in 2001 to NOK 16,465 million compared to NOK 15,976 million in the prior year. The increase was due to higher volumes from new remelt capacity which came on stream in late 2000 and early 2001.

Internal sales to other segments within Hydro were slightly lower than in 2000 at NOK 6,252 million. Internal sales were mainly to Aluminium Extrusion. Internal sales are effected at market prices.

Hydro's total virgin primary aluminum production in 2001 was 768,000 tonnes, including its share of production from the part owned company Søral (49.9 percent). Shipments of primary aluminum in the Western world in 2001 of approximately 19.1 million tonnes reflected a decrease of roughly 6 percent compared with the prior year. This represented the largest year-to-year decline since 1981. The downturn was particularly pronounced in the US, where the decline was approximately 10 percent, while shipments declined in Asia and Europe by approximately 7 percent and 2 percent, respectively. Registered inventories increased by about 350,000 tonnes during the year. Inventory levels relative to consumption were 45 - 50 days, which is low compared to historical levels. The total decline in shipments worldwide was approximately 1.2 million tonnes or 2.5 - 3 percent compared to 2000. The decline in the West was only partly offset by strong positive developments in China (11 percent) and the CIS (Commonwealth of Independent States) (12 percent). Reductions in consumer inventories represented approximately 60 percent of the total decline in shipments.

In view of these market developments, the average three-month price for primary aluminum on the London Metal Exchange (LME) decreased by approximately 7 percent to US dollar 1,454 per tonne in 2001 compared to US dollar 1,567 per tonne in 2000. Hydro realized average prices in 2001, in Norwegian kroner, that were marginally higher than in 2000. Slightly lower average prices, in US dollars, were offset by a stronger US dollar-Norwegian kroner exchange rate. The overall premium of cast house products above the LME price was unchanged compared to the prior year.

Operating costs

In 2001, the total operating costs of Hydro's smelters increased by approximately 7 percent compared to the prior year. The biggest component of total operating costs is the cost of raw materials and energy for primary aluminum production, consisting principally of alumina, electricity and carbon anode (consumed in the smelting process). Raw material and energy costs, per tonne of primary aluminum produced, increased by approximately 8 percent in 2001 compared to the prior year. The increase related primarily to increased electricity costs (up 6 percent) and the costs of carbon anodes (up 24 percent, due to increases in the price of pitch and coke, raw materials for carbon production). The alumina cost per tonne stated in NOK remained largely unchanged in 2001 compared to 2000. Declines in the market price of alumina were offset by a stronger US dollar - Norwegian kroner exchange rate.

Cast house costs in 2001 were essentially unchanged from the prior year. Cast house costs include the cost of energy, other raw materials, alloys, processing costs and overhead.

Fixed costs increased by NOK 225 million (approximately 4 percent) in 2001 compared to the prior year, excluding the effects of a one-time pension charge of NOK 365 million in 2000. The increase in 2001 primarily reflects startup of new remelt capacity and costs relating to bad debt write-offs.

Operating Income and EBITDA

Aluminium Metal Products' operating income in 2001 was NOK 1,456 million, compared to NOK 2,821 million in the prior year, a decline of 48 percent. EBITDA in 2001 was NOK 2,414 million compared to NOK 3,744 million in the prior year, representing a decline of 36 percent. The decline in operating results was largely attributable to the deterioration in market conditions, particularly in the second half of 2001. In addition, results for aluminum and alumina trading activities declined sharply in 2001. The decrease in 2001 also includes losses on options contracts and a hedging strategy of NOK 545 million.

Operating income from aluminum trading activities decreased by NOK 860 million in 2001 compared to the prior year. A large part of the decrease was attributable to unusually good results in 2000 from alumina trading. In 2000, spot prices for alumina increased dramatically as a result of temporary shortages due to a production accident at a major US producer. As a consequence of Hydro's new investment interest in Alunorte, a Brazilian alumina refiner, Hydro had a large temporary long alumina position, which resulted in a large positive contribution to trading results. In addition, trading results in 2001 were further reduced as a result of contract losses and bad debt write-offs in the US market, as well as a general weakening in margins reflecting the significant economic downturn.

In connection with the Company's price hedging program, Hydro entered into LME futures for a portion of expected sales volume for 2001 to 2003 at a price of approximately US dollar 1,550 per tonne. In addition, Hydro purchased call options to benefit from anticipated higher aluminum price. Production capacity cutbacks in the US, Canada and Brazil established a possibility for a strong aluminum price increase. Hydro also bougth call options with the intention to offset the effects of backwardation (LME spot price higher than the LME three month forward price). To offset the cost of the call options, Hydro sold put options. Towards the end of 2001, Hydro terminated this hedging strategy neutralizing the LME futures and at the same time terminate the options. Total losses relating to option contracts and the hedging strategy for the year were NOK 545 million. Because the LME futures were designated as cash flow hedges, deferred gains relating to the program will be reflected in earnings for 2002 and 2003 of NOK 81 million and NOK 46 million respectively. Hydro's policy has been changed so that similar options will not be used in the future.

EBITDA includes Aluminium Metals Products' share of net income from affiliated companies, which in 2001 declined by approximately 17 percent from the prior year to NOK 196 million. The 2001 result includes a loss related to Hydro's interest in Alunorte of NOK 185 million due to the decline in the value of the Brazilian real against the US dollar which is the predominant financing currency for the operations.

Outlook

The economic slowdown beginning in the US has spread to Europe and Asia accompanied by declining consumer and business confidence. The terrorist attacks in the US on September 11 generated a high degree of uncertainty and led to a deeper downturn and delayed recovery. Substantial cutbacks were announced by major aluminum consuming industries including the aerospace, building and transport sectors. As a result, a high degree of uncertainty underlies expectations for 2002. However, shipments can be expected to increase if economic recovery in the second half of 2002 materializes.

By the end of 2001, about 1.5 million tonnes of US production capacity had been idled reflecting serious structural power supply problems in the US Northwest region. This represents approximately 35 percent of US capacity and 8 percent of capacity in the Western world. Currently, no significant portion of this capacity has been restarted. However, the US West Coast power market has normalized to some extent and restarts may take place at aluminium price levels of approximately US dollar 1,500 per tonne. In Brazil, curtailments of 15 to 25 percent of capacity were implemented during the year due to nationwide energy rationing. Two smelters, however, are expected to restart their idled capacity toward the end of the first quarter in 2002, adding approximately 175,000 tonnes of annual capacity.

During the early months of 2002, the LME price, expressed in US dollar, is expected to remain at levels experienced at the end of 2001. The LME price as of year-end 2001 was US dollar 1,355 per tonne. In the first few weeks of 2002, LME prices have been fluctuating between US dollar 1,330 and US dollar 1,430. Prices are expected to improve in the second half of the year. Inventories are expected to increase during 2002 by approximately 300,000 tonnes with increases during the first half of 2002 followed by reductions during the second half of the year.

At the beginning of 2002, Hydro had sales contracts in place for approximately 20 percent of its expected annual primary metal production at an expected price of US dollar 1,360

per tonne. A major part of the presold metal is tied to normal customer pricing and these contracts do not qualify for hedge accounting treatment. As a result, changes in the LME price can result in significant fluctuations in earnings due to marked-to-market adjustments.

In connection with the expansion project at the Sunndal Metal Plant, Hydro expects increased production beginning in 2003. To secure a price for part of the Company's total production for the period 2003 - 2007, approximately 490,000 tonnes have been sold forward at a price of approximately NOK 14,000 per tonne. This hedging program is designated as a cash flow hedge against production. As a result, changes in the fair value of these contracts are included in Other Comprehensive Income. At December 31, 2001, the unrealised gain on this program was NOK 26 million. Gains and losses on these contracts included in Other Comprehensive Income will be included in operating revenues for the periods 2003 - 2007 when the underlying designated production is sold in the market place.

In 2001, Hydro decided to discontinue its participation in the alumina project in Orissa, India (the Utkal project). In January 2002, Hydro agreed to sell its 45 percent interest to the parties involved in developing the project.

ALUMINIUM EXTRUSION

NOK million	2001	2000	1999
Operating Revenues	**15,554**	15,881	12,081
Operating Income	**142**	691	649
EBITDA	**767**	1,307	1,071
Gross Investment	**9,253**	9,475	7,099
CROGI	**7.8%**	13.0%	11.9%
Number of employees	**8,839**	9,452	7,871

The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	767
EBITDA for 2000	1,307
Change in EBITDA	(540)
Margin	(310)
Volume	(115)
Fixed costs	110
Other	(225)
Total change in EBITDA	(540)

Revenues and market conditions

Aluminium Extrusion's operating revenues in 2001 decreased slightly to NOK 15,554 million compared to NOK 15,881 million in the previous year. Operating revenues in 2000 reflected the inclusion of Hydro Aluminum Wells for only the ten-month period from its acquisition in March 2000. A breakdown of the percentage of 2001 operating revenues generated by each of Extrusion's business units is as follows:

Extrusion Europe	53%
Extrusion North America	13%
Building Systems	16%
Heat Transfer	15%

Sales of general (i.e., not targeted to any specific industry segment) aluminum extrusions outside Europe and North America accounted for the remaining 3 percent.

For Extrusion Europe, operating results in 2001 reflected a drop off in volumes in the European market of 5 percent. The general extrusion market in Europe, which can be characterized as relatively fragmented, experienced a decline in 2001 of approximately 7 percent. Consumption of extrusions declined sharply beginning in the third quarter of 2001 and remained low through year-end. Hydro's volume of shipments in December 2001 was quite low, although historically volumes in the month of December are low. Notwithstanding the market downturn, new extrusion presses continued to come on stream (e.g., in Germany, Italy and Spain) with few compensating closures, contributing to market over capacity. In view of these market conditions, Extrusion Europe's margins declined throughout the second half of the year.

Extrusion North America's operating results in 2001 reflected the deteriorating economic conditions experienced in the US, which contributed to a 20 percent reduction in total extrusion consumption and in the general extrusion market. This was exacerbated by the terrorist attacks on September 11. The decline was particularly steep in the second half of the year. For the entire year, Extrusion North America's shipments fell by just over 10 percent. Actions undertaken by the industry in the US to reduce capacity eased pressure on prices for much of the year, though increased price competition prevailed toward the end of the year. Given the market conditions, Extrusion North America's margins held up fairly well and there was some gain in market share.

Building Systems finished 2001 on the same level as the previous year with stable margins throughout the year. Certain geographic markets (e.g., France, the UK, Italy and Spain) were stronger than others (e.g., Germany). In November 2001 Hydro signed an agreement to acquire the Technal group based in Toulouse, France, for a price of EUR 73 million (NOK 580 million) and the assumption of NOK 307 million in debt. Following receipt of all regulatory approvals, the acquisition was completed in January 2002. The acquisition makes Hydro the market leader within the building systems market.

Heat Transfer experienced a decline in volumes in the US market of approximately 20 percent in 2001, reflecting, in part, the permanent closure of Hydro's welded tube activities. Volumes in European markets were on a similar level as in 2000.

Heat Transfer experienced volume increases outside Europe and the US, mainly in China.

Operating costs

Responding to the market conditions (most notably, the declining demand) in 2001, Hydro implemented several measures aimed at reducing production volumes and saving costs. During the year, Extrusion reduced its European and US extrusion press capacity by approximately 10 percent This was accomplished primarily by temporary measures such as adjusting factory shifts and reducing staffing. In addition, local market conditions and cost considerations led to the complete shut down of two presses. Related workforce reductions during 2001 represented approximately 300 man years.

Extrusion's Europe's overall operating costs (excluding metal cost) decreased by 5 percent in 2001 compared to 2000. Extrusion Europe achieved improvements in overall productivity, in terms of two key internal benchmarks: average net kilograms produced per hour and operating costs per kilogram produced. These improvements were achieved notwithstanding the reduced volumes.

In 2000 Extrusion initiated a program to improve the manufacturing productivity of Extrusion North America by transferring best practices from its European extrusion system. That program continued in 2001, although the scale of the program was (and the resultant productivity improvements were) limited because of the difficult market conditions.

Costs within the Heat Transfer business area in 2001 were higher than the prior year, mainly due to continued startup problems relating to new capacity for welded tubes at the Company's Canton, Mississippi operations. Extrusion determined to terminate this activity during the year because of reduced and lost contracts, in part due to certain customers relying on their in-house welded tube capacities. This resulted in write-downs and cost accruals of approximately NOK 77 million. In addition, further write downs relating to the Company's operations in Pucket, Mississippi (i.e., the production of manifolds for automobile air conditioners) of approximately NOK 37 million were recorded as a result of market volume declines.

Operating income and EBITDA

As a result of the very difficult market conditions during much of the year and other developments described above, operating income for Aluminium Extrusion in 2001 of NOK 142 million was down NOK 549 million (or 79 percent) from the prior year. EBITDA for Aluminium Extrusion declined in 2001 by 41 percent compared with the prior year. EBITDA for Extrusion Europe declined approximately 22 percent in 2001 compared to the previous year. EBITDA for Extrusion North America declined approximately 64 percent. For Building Systems, EBITDA declined by NOK 50 million (approximately 24 percent compared to 2000) primarily as a result of loss provisions relating to an investment in Poland. EBITDA for Heat Transfer was approximately 37 percent lower in 2001 than the previous year.

Outlook

Declining volumes and margins are expected to continue well into 2002 for the extrusion industry as a whole. Market assumption for the year are expected to be flat with the potential for a depressed first half year with an upturn during the second half. Activity for Europe is expected to be at the same level as 2001. Margins are expected to remain low during the first half of the year and improve slightly in the second half. Currently there are no signs of improvement in the North American extrusion market. Activities within Building Systems are expected to remain at the same level as 2001 but there is some risk of a slow down during the second half of 2002 due to a reduction of the number of new projects initiated within the commercial building sector.

OTHER LIGHT METALS

NOK million	2001	2000	1999
Operating Revenues	**7,603**	8,226	7,716
Operating Income	**(1,446)**	(143)	216
EBITDA	**(672)**	483	717
Gross Investment	**12,645**	13,831	13,159
CROGI	**(5.1%)**	3.6%	5.1%
Number of employees	**3,698**	3,731	3,697

Operating income and EBITDA for Magnesium were negative in 2001 as a result of continued price pressure from Chinese magnesium producers and difficult international market conditions. Sales volumes were off 4 percent compared to 2000 reflecting low demand levels throughout the year in the automotive and aluminum alloying sectors in all major regions. However, Hydro improved its total market share slightly compared to the previous year. Prices stabilized to some extent in the second half of the year but remained weak overall.

Reacting to the intense competition from Chinese producers, Hydro decided to close down its primary magnesium production in Porsgrunn in southeast Norway. Approximately 600 employees will be affected by the decision. Operating results for 2001 include NOK 700 million representing closure costs and costs for workforce reductions. In addition, NOK 261 million of fixed assets were written off during the year. Further costs of roughly NOK 100 million relating to workforce reductions are expected during the first half of 2002.

Hydro's primary metal operations are now centered at its Becancour plant in Canada, with a total annual production capacity of 45,000 tonnes of primary metal; the capacity is expected to be increased to 48,000 tonnes during the year 2002. The plant also has recycling capacity up to 22,000 tonnes per year depending of the production scenario.

In January 2002, Hydro announced the decision to maintain the original foundry as a magnesium remelt plant at the site of the closed primary metal facility in Norway. The operation will utilize certain parts of the plant and equipment, and expertise formerly engaged in the production of primary metal and will employ approximately 60 people.

The trend of increasing demand for magnesium die casting in motor vehicles is expected to continue, and will be the principal driver of growth for the foreseeable future. Based on announced projects and general interest from new potential entrants, the industry is considered likely to be adequately supplied to support anticipated growth. Hydro has completed the construction of a 10,000 tonnes per year facility in Xi'an, China to convert locally available pure magnesium to high quality alloy ingot for export to its traditional markets for die casting alloys. This new capacity will help Hydro serve customer needs while at the same time increase the Company's competitive position as a low cost producer. The new foundry is now in start up phase with commercial production expected to begin in early 2002. Hydro expects to produce approximately 6,000 tonnes of high quality alloys and 150 tonnes of anodes in 2002. If successful Hydro would expect to expand upon its magnesium activities in China.

Operating Income and EBITDA for Aluminium Rolled Products declined slightly in 2001 compared to 2000. Production was on the same level as in the prior year while margins declined primarily as a result of poor market conditions.

Operating Income and EBITDA for Automotive Structures was negative in 2001 largely as a result of reduced volumes and margins. In addition, results were influenced by a NOK 60 million charge for nonrecurring cost relating to workforce reductions and rationalization measures.

HYDRO AGRI

EBITDA in NOK billion



0
1
2
3
4
5
1997
1998
1999
2000
2001

NOK million	2001	2000	1999
Operating Revenues	**48,190**	46,966	39,658
Operating Income	**2,106**	1,303	(1,671)
EBITDA	**4,769**	3,982	1,141
Gross Investment	**44,887**	47,788	45,605
CROGI	**8.7%**	7.4%	2.0%
Number of employees	**9,865**	11,238	11,479

EBITDA for Hydro Agri, which consists of the sub-segments, Plant Nutrition, Gas and Chemicals and A/S Korn- og Foderstof Kompagniet (KFK), was NOK 4,769 million representing an increase of approximately 20 percent compared to the previous year.

PLANT NUTRITION

NOK million	2001	2000	1999
Operating Revenues	**34,392**	33,744	26,799
Operating Income	**1,752**	990	(2,239)
EBITDA	**3,774**	2,841	(119)
Gross Investment	**32,879**	35,161	34,738
CROGI	**9.2%**	7.0%	(0.3)%
Number of employees	**6,584**	8,020	7,802

The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	3,774
EBITDA for 2000	2,841
Change in EBITDA	933
Margin	505
Volume	(410)
Fixed costs	490
Restructuring costs	135
Non-recurring items	360
Other	(147)
Total change in EBITDA	933

Revenues and market conditions

Plant Nutrition's operating revenues in 2001 of NOK 34,392 million were NOK 648 million higher (approximately 2 percent) than the prior year. A breakdown of the year-to-year amounts and changes in Plant Nutrition's operating revenues for each of its principal business activities is as follows:

	Operating revenues		
NOK million	2001	2000	Change
Fertilizer activities			
Europe	**16,246**	17,103	(857)
Outside Europe	**14,801**	13,534	1,267
Ammonia & Shipping	**3,345**	3,108	237

The decrease in operating revenues for European fertilizer activities reflects the net effect of price increases and a decline in volume of 18 percent. European nitrogen fertilizer prices increased by approximately 10 percent in 2001 compared to 2000, reflecting the improved market balance following the industry restructuring and plant closures in 2000, including Hydro's closure of 1,000,000 tonnes of nitrate fertilizer production capacity nd 500,000 tonnes of NPK production capacity. Total fertilizer sales in Europe in 2001 amounted to 10.2 million tonnes, compared to 12.5 million tonnes in the prior year.

Despite the decline in sales volumes, Hydro's overall European market share increased by 1 percent in 2001. The decline in volumes was due to several factors, most notably the wet weather conditions during the Spring 2001 planting season (which led to lower consumption of fertilizer) and the advance sale in 2000 of volumes intended for Spring 2001 application. In Europe, fertilizer is mainly applied during the spring, but the manner in which Agri's sales are spread over the season, July to June, depends on customers' price expectations. If price increases are expected through the season, sales are earlier, as happened during the 2000/2001 season. In addition, a removal of the fertilizer tax in Norway effective in 2000 resulted in increased sales in 2000 for the 1999/2000 season.

Outside of Europe, Hydro's fertilizer sales totaled 10.0 million tonnes, compared to 9.6 million tonnes in the prior year. The increase in sales can be attributed to higher volumes in Latin America, including sales from Trevo (acquired by Hydro in July 2000) and in Asia.

The average Middle East urea price remained unchanged in 2001. Increased demand in Asia, combined with a supply reduction primarily from Indonesia (as a result of the inability of two plants to access natural gas as a result of civil unrest), offset downward pressure on prices resulting in lower natural gas prices in the US and capacity additions in Argentina and Venezuela.

Operating costs

Raw material costs per tonne in 2001 for ammonia and fertilizer production increased compared to the prior year, reflecting higher average energy prices. Natural gas is the most important raw material for the production of ammonia and nitrogen fertilizer. In Europe, prices of natural gas are closely linked to developments in the price of crude oil. In 2001 average gas prices in Europe, stated in US dollars, increased by approximately 15 percent compared to 2000 notwithstanding declining crude oil prices due to the normal time lag in fixing prices with suppliers. Prices for phosphate and potassium, which are also used in the production of complex fertilizer, remained basically at the same level as in 2000.

The Hydro Agri Turnaround program was completed at the end of 2001 achieving total manning reductions of a pproximately 3,750 people (excluding the effects of new companies acquired) and annual cost reductions of approximately NOK 2,900 million compared to the 1998 level (approximately NOK 200 million is cost savings related to Gas and Chemicals. As a result, both cost and manning levels have been reduced by more than 30 percent. Efforts to achieve further improvements are ongoing. Plant Nutrition's operating results in 2001 included approximately NOK 300 million in redundancy and other costs related to the staffing reductions compared to NOK 460 million in the previous year.

Operating income and EBITDA

Plant Nutrition's operating income in 2001 was NOK 1,752 million compared to NOK 990 million in 2000, an increase of approximately 77 percent. EBITDA in 2001 was NOK 3,774 million compared to NOK 2,841 million in the prior year, an increase of approximately 33 percent. EBITDA for 2001 and 2000 included nonrecurring charges of NOK 239 million and NOK 731 million, respectively.

Outlook

Population growth and national wealth development have created and are expected to create sustainable growth in fertilizer consumption for the foreseeable future. The International Fertilizer Association (IFA), has forecast a medium term global nitrogen fertilizer growth rate of approximately 3 percent per annum. The main growth in consumption of nitrogen fertilizers has been and is expected to continue to be in Latin America.

Fertilizer consumption in Western Europe is expected to increase to normal historical levels following the substantial volume losses from the exceptionally wet conditions experienced in the spring of 2001. The set aside rate in the EU is currently at 10 percent and is expected to remain at this level. Global consumption of nitrogen fertilizers is expected to provide a basis for continued productivity gains in Hydro's restructured global sales and distribution network.

The supply/demand balance for urea is expected to improve over the next 2-3 years, as consumption is expected to continue to grow, and few new urea plants are under construction. However, low urea prices and high energy costs,

combined with the political unrest in certain areas have led to temporary closures. As this capacity is brought back on stream, a downward pressure on prices may result during 2002. Consumption in China is likely to act as a small buffer, with China importing up to 1.3 million tons in 2002 (its WTO-quota) if international urea prices are low, but exporting significant volumes if prices increase. India is not expected to import significant volumes in 2002, but will likely be forced to increase imports in the following years.

Plant closures by European fertilizer companies during the previous year have reduced nitrate capacity by approximately 3 million tonnes, including approximately 1 million tonnes of Hydro capacity. This represents a reduction of approximately 20 percent of Western European capacity. These measures contributed to an improved market balance during 2001 (notwithstanding the level of imports into Western Europe) and are expected to have a similar effect in 2002. Prices of nitrate fertilizer are expected to remain firm in 2002. However, Hydro expects pressure on NPK prices due to continuing over-capacity within this product group. DAP prices fell in 2001 and are expected to be low in 2002. There is a significant over-capacity of DAP globally.

GAS AND CHEMICALS

Gas and Chemicals markets numerous industrial products which mainly have their origin in Hydro's ammonia and fertilizer production. The main products are industrial gases such as carbon dioxide (CO_2), nitrogen, oxygen and argon, and nitrogen-based products. The most important nitrogen-based products are technical ammonium nitrates for civil explosives, Nutriox™ for the treatment of municipal and industrial waste water, and Reduktan™ for the removal of nitrogen oxide (NO_x) from the emission gases of power plants, waste incinerators and larger vessels.

NOK million	2001	2000	1999
Operating Revenues	**4,649**	4,776	4,718
Operating Income	**362**	313	349
EBITDA	**628**	712	760
Gross Investment	**4,146**	5,147	4,591
CROGI	**11.4%**	12.6%	14.3%
Number of employees	**1,257**	1,144	1,568

The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	628
EBITDA for 2000	712
Change in EBITDA	(84)
Margin	(5)
Volume	(75)
Fixed costs	30
Other	(34)
Total change in EBITDA	(84)

Revenues and market conditions

Gas and Chemicals' operating revenues in 2001 were NOK 4,649 million compared to NOK 4,776 million in the prior year, reflecting a decline of NOK 127 million (approximately 3 percent). The decrease in operating revenues is attributable primarily to reductions in volume relating to disposals and internal transfers between Gas and Chemicals and Plant Nutrition. Excluding the effects of transfers and disposals, operating revenue grew by approximately 14 percent in 2001.

Operating revenues derived from all nitrogen chemicals combined were NOK 2,833 million in 2001, representing an increase of approximately 21 percent compared to the preceding year. The increase in operating revenues is attributable primarily to increased sales volumes and improved prices. Sales volumes of nitrogen chemicals increased by approximately 12 percent in 2001 compared to 2000. The volume increase was particularly strong for environmental chemicals.

Operating revenues derived from the sale of technical ammonium nitrates for civil explosives were NOK 769 million in 2001, an increase of approximately 12 percent compared to the prior year. In 2001, global coal production (which accounts for roughly 70 percent of technical ammonium nitrate demand) increased significantly, generating higher demand and improving the market supply-demand balance. In addition, the serious explosion at a competitor's factory in Toulouse, France, together with several plant closures, contributed to Hydro's volume increase.

Operating revenues derived from the sale of environmental process chemicals (i.e., Nutriox for water treatment and Reduktan for removal of NO_x emissions) were NOK 573 million in 2001, an increase of 21 percent over the prior year, reflecting, in part, the effects of the adoption of more stringent environmental regulations to reduce emissions.

Gas and Chemicals' industrial gases business is a regional business, focused mainly on Europe. Operating revenues derived from industrial gases, including CO_2, were NOK 1,604 million in 2001, representing an increase of 4 percent compared to the prior year. European sales increased by 3 percent. In Asia, carbon dioxide sales increased by 6 percent. The increase in sales of CO_2 is perceived to be attributable, in part, to the

increased quality demands of the food industry. Sales volumes of industrial gases increased 2 percent overall in 2001 compared to the prior year.

Operating costs

Ammonia and natural gas are the main raw materials for nitrogen chemicals. Natural gas prices increased sharply in 2001 compared to the previous year. The average ammonia price increased only slightly, although there was a sharp decline in price during 2001 from the exceptionally high level at year-end 2000. Gas and Chemicals sources its ammonia requirements exclusively from Plant Nutrition.

Underlying margins improved overall in 2001. However, price improvements were offset to some extent by variable cost increases. Average margins on the sale of nitrogen chemicals increased approximately 12 percent in 2001, reflecting the positive effects of declining ammonia prices during the year, as well as price increases. Contract prices for this product group tend to be fixed annually and reflect the level of ammonia prices at the time of renewal. Margins realized on CO_2 sales were lower, primarily as a result of the higher cost of purchased gas from a primary internal supplier.

Fixed costs were reduced by 9 percent in 2001 compared to 2000 after excluding the effects of internal transfers of operations. The improvement primarily reflects the effects of the Agri turnaround efforts as well as the ongoing program of continuous cost improvement.

Costs in 2001 include losses and write downs totaling approximately NOK 126 million relating to the disposal of Oleochemicals and other non-core business activities.

Operating income and EBITDA

Gas and Chemicals' operating income in 2001 was NOK 362 million compared to NOK 313 million in the prior year, an increase of approximately 16 percent. Gas and Chemicals' EBITDA in 2001 was NOK 628 million compared to NOK 712 million in the prior year, a decrease of NOK 84 million or approximately 12 percent. Positive underlying operating results in 2001 were negatively influenced by losses on disposal of Oleochemicals and other non-core activities. Excluding the effects of these items, EBITDA was relatively unchanged.

Outlook

Based on the present product portfolio, sales of nitrogen products are expected to continue their present growth rate. Margins are dependent on the cost of ammonia and natural gas. Due to the lag in price development compared to raw material costs, declining prices for ammonia and natural gas result in a positive effect on margins. In 2002, the ammonia price is expected to be considerably lower than the average for 2001 primarily as a result of lower gas prices in the US. Average ammonia prices in 2002 are expected to be close to the long-term normal price level.

A continued high growth rate is expected for environmental process chemicals for water treatment and NO_x abatement. In addition, new developments within the environmental, food and transport application areas are expected to generate the greater part of volume increases in the coming year.

Overall sales volumes of industrial gases are expected to increase due to market growth and new applications. Increased competition in Asia combined with the uncertain political and economic outlook for Sri Lanka makes continued growth in this area more uncertain.

KFK

NOK million	2001	2000	1999
Operating Revenues	**11,000**	10,638	9,756
Operating Income/(Loss)	**(26)**	(44)	233
EBITDA	**350**	386	515
Gross Investment	**7,867**	7,499	6,331
CROGI	**4.3%**	5.0%	6.8%
Number of employees	**2,024**	2,074	2,109

The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	350
EBITDA for 2000	386
Change in EBITDA	(36)
Margin	20
Volume	(5)
Fixed costs	30
Other	(81)
Total change in EBITDA	(36)

Revenues and market conditions

Operating revenues for KFK increased slightly to NOK 11,000 million in 2001 from NOK 10,638 million in 2000. Sales volumes of animal feed increased by 9 percent compared to the previous year. Volumes for Biomar, KFK's fish feed operations, were slightly lower in 2001 compared to 2000. Volumes on grain trading decreased approximately 22 percent due to high stock levels.

Operating costs

Raw material costs, representing approximately 80 percent of total operating costs, increased by approximately 4 percent in 2001 compared to 2000 reflecting increased sales volumes.

Results for KFK have reflected negative developments in recent years. As a result, an improvement program was initiated in 2001 in order to reverse this trend and improve results. During 2001, KFK closed 30 sales outlets, two animal feed production plants and a seed production plant as part of this improvement program. Staffing levels in the grain and feed

business in Denmark and Sweden were reduced by 185 employees (approximately 11 percent). The underlying fixed cost level was reduced by NOK 80 million in 2001 while related nonrecurring costs of NOK 38 million negatively impacted EBITDA. Annual cost savings related to the improvement program are expected to be approximately NOK 110 million.

Operating Income and EBITDA

KFK's operating income/(loss) in 2001 was NOK (26) million compared to NOK (44) million in 2000. EBITDA decreased by approximately 9 percent from NOK 386 million in 2000 to NOK 350 million in 2001. The decline in EBITDA reflects the positive effect of NOK 89 million relating to disposals included in operating results for 2000.

The improvement in underlying operating results in 2001 reflects generally higher margins on KFK's products, lower costs and higher financial income. Margins in the Danish and Swedish markets increased by 13 percent with substantial increases in the second half of the year.

Outlook

The strong competition in the grain and feed stuff business is expected to continue. Accordingly, KFK will continue to focus on improving administrative and operational processes to reduce costs and gain efficiencies. In addition, KFK will shift its focus to higher margin business sectors. As an initial step, KFK acquired all of the outstanding shares in Dansk Primær Landbrug A/S (DPL) in October, 2001. In addition, KFK expanded its fish feed operations with a new production joint venture in Chile, new production facilities in Greece and an upgrade of existing facilities in the UK. An expansion of KFK's fish feed production capacity at the Karmøy plant in Norway is planned for 2002.

As part of Hydro's continued focus on its core business activities, a decision was taken in January 2002 to prepare for divestment of the Company's 62 percent interest in KFK.

PETROCHEMICALS

NOK million	2001	2000	1999
Operating Revenues	**5,374**	6,270	5,346
Operating Income/(Loss)	**(101)**	265	113
EBITDA	**363**	662	855
Gross Investment	**8,900**	10,197	9,460
CROGI	**3.8%**	5.9%	7.3%
Number of employees	**1,690**	1,877	1,973

The change in EBITDA and the most important items affecting the change follow:

EBITDA for 2001	363
EBITDA for 2000	662
Change in EBITDA	(299)
Margin	(540)
Volume	15
Fixed costs	20
Non-recurring items	(50)
Other Income [1]	59
Other [2]	197
Total change in EBITDA	(299)

1) Gain on sale of Singapore Polymer Corporation in 2001.
2) Includes Hydro's share of net income in non-consolidated investee of NOK 48 million.

Revenues and Market Conditions

Petrochemicals' operating revenues decreased by approximately 14 percent in 2001 compared to 2000. The reduction is primarily due to lower average product prices, particularly suspension polyvinyl chloride (S-PVC) prices. Hydro's average realized price for S-PVC was approximately 26 percent lower in 2001 than in 2000 as a result of a decline in demand.

Global demand for polyvinyl chloride (PVC) was stable during the year. The total West European consumption of PVC was also stable. While consumption decreased in North America by approximately 4 percent, demand in Asia increased by approximately 7 percent reflecting a substantial increase in demand in China.

Caustic soda prices in 2001 were almost twice the level in 2000. Production of S-PVC declined in 2001 as a result of lower demand in Europe and high energy costs in the US. This negatively affected production of caustic soda. The lower supply of caustic soda, combined with the unchanged demand, resulted in a sharp increase in prices. In addition, higher production at Hydro's Rafnes plant in Norway during 2001 contributed to the positive development.

Noretyl, in which Hydro's share was reduced to 50 percent with effect from January 1, 2001, is now reported as a non-consolidated investee. As a result, earnings from non-consolidated investees were higher and operating income was lower compared to 2000.

Hydro sold its shares in Singapore Polymer Corporation (SPC) in October 2001. Hydro had previously supplied vinyl chloride monomer (VCM) to SPC for its PVC production. However, the PVC plant in Singapore was closed in December 1999. Accordingly, SPC was no longer of strategic importance to Hydro's Petrochemicals operations.

Operating costs

Total raw material costs for Petrochemicals were at a similar level compared to the previous year.

Total fixed costs (excluding a one time pension adjustment in 2000 and other non-recurring costs) were reduced in 2001 compared to 2000 reflecting reduced staffing and improved work processes. Focus on fixed cost reduction will continue to further enhance the competitiveness of the segment.

Operating Income and EBITDA

Petrochemicals' operating income/(loss) in 2001 was NOK (101) million compared to NOK 265 million in the prior year. EBITDA was NOK 363 million in 2001 compared to NOK 662 million in the prior year, a decrease of 45 percent. EBITDA for 2001 was negatively affected by non-recurring items in the amount of approximately NOK 225 million relating to the costs of staffing reductions (NOK 150 million) and demolition and cleanup costs for the Porsgrunn, Norway facility (NOK 75 million). This was partly offset by a gain of NOK 59 million on the sale of Singapore Polymer Corporation (SPC). Non-recurring costs in 2000, mainly relating to pensions, were around NOK 173 million.

Excluding non-recurring costs, underlying results declined in 2001 primarily as a result of lower S-PVC prices. This was partly offset by higher caustic soda prices.

Outlook

Global demand for PVC is expected to increase by 2 to 3 percent in 2002 versus 2001. In general, growth in PVC demand tends to follow growth in GDP.

Global PVC margin is projected to improve slightly during the second half of 2002 due to a more balanced demand/supply situation. However, PVC margins in 2002 are expected to be below the historical average because the global capacity additions during 2000 and 2001 will put pressure on prices. Non-integrated vinyl companies will experience lower margins, while integrated companies such as Hydro are expected to improve their margins slightly because of improved chlor-alkali margins. The average price for S-PVC in 2002 is expected to be slightly higher than prices achieved towards the end of 2001. The higher caustic soda prices experienced in 2001 are not expected to be sustainable in 2002. Petrochemicals expects caustic soda prices to return to normal levels.

OTHER ACTIVITIES

Other Activities include Pronova, the industrial casualty insurance company, Industriforsikring, Hydro Business Partner and Hydro Technology and Projects.

EBITDA for Other activities was NOK 499 million, a decline of NOK 1,397 million compared to 2000. At the end of 2000, the Company sold Hydro Seafood resulting in a gain of NOK 1,609 million. Hydro Seafood's British operations were sold in 2001 resulting in a gain of NOK 418 million. The results for 2000 were also positively influenced by Hydro Seafood's operating results up to the time of sale. In 2001, staffing reductions at the Company's Grenland industrial site in Norway resulted in a nonrecurring charge of NOK 300 million. Nonrecurring charges in the previous year relating to pension cost adjustments and cost reduction programs were approximately NOK 400 million. Underlying operating results improved by approximately NOK 40 million excluding the effects of the divestment of Hydro Seafood and the non-recurring charges described above.

EBITDA for Corporate Activities in 2000 included earnings on the divestment of Hydro's ownership stake in Dyno which generated a profit of NOK 954 million. In addition, EBITDA was heavily influenced by a positive one-time effect relating to the change in method of allocating pension costs in the total amount of NOK 2,007 million.

LIQUIDITY AND CAPITAL RESOURCES

NOK million	2001	2000	1999
Cash flow provided by (used for):			
Operations	**26,172**	25,626	14,744
Investments	**(14,681)**	(3,630)	(8,366)
Financing	**(5,990)**	(8,129)	(1,233)
Increase in cash and cash equivalents	**5,382**	14,331	5,499
Return on Shareholders' equity	**11%**	21%	6%
CROGI	**9.1%**	12.3%	8.4%
Long-term debt/ equity ratio	**0.27** [1]	0.39 [1]	0.69

1) Adjusted for excess cash and cash equivalents over what is considered a normal level of NOK 10 billion.

Cash flow

Hydro has historically financed its operations primarily through cash generated by operating activities. Cash provided by operating activities in 2001 was NOK 26,172 million an increase of 2 percent above the level in 2000 notwithstanding the exceptionally strong operating results in 2000 and the generally lower prices and margins experienced in 2001. Despite a reduction of approximately 44 percent in the Company's net income in 2001, lower operating capital requirements had a favorable effect on the Company's cash flow to the extent of NOK 5.3 billion. Lower receivables and inventories levels generated cash of approximately NOK 3.6 and 1.9 billion, respectively, in 2001.

Cash used for investing activities in 2001 was NOK 14,681 million compared to NOK 3,630 million in 2000. Total investments in each of 2001 and 2000 were approximately NOK 16 billion. However, cash used for investing activities in 2000 was positive-

nfluenced by sales of businesses and assets of NOK 12.7 bil- ı. (See Note 2 in Notes to the consolidated financial state- ınts for a detailed description of acquisitions and disposals for ͻ1 and 2000). See "Capital Expenditures" below for an analy- of expenditures for property, plant and equipment and long- m investments.

In 2001, NOK 5,990 million was used in financing activities. comparison NOK 8,129 million was used in 2000. The de- ɜase in 2001 was primarily due to lower bank loan repayments mpared to the previous year. Repayments of loans totaled ϽK 2,865 million in 2001, and NOK 6,328 million in 2000.

ıort and long term borrowings

ort-term bank loans and the current portion of long-term debt ːcreased to NOK 10,424 million at the end of 2001 from NOK ,297 million at the end of 2000.

Hydro's long-term interest bearing debt at the end of 2001 ıs NOK 37,853 million, compared to NOK 40,174 million at the ıd of 2000. During 2001, Hydro repurchased its long-term ːbentures in the aggregate principal amount of NOK 664 mil- n. In addition, the Company repaid long term loans of NOK 201 million.

Long-term debt is denominated principally in US dollars. eighted average interest rates range from 5.5 percent to 8.3 ɜrcent. The maturity of the Company's outstanding long-term ːbt varies, with approximately 18 percent falling due within the ɜxt five years and the remainder thereafter. (See Note 19 in otes to the consolidated financial statements for more compre- ɜnsive information on the composition of long-term debt.) ıbstantially all unsecured debt agreements and indentures ɔntain provisions restricting the pledging of assets to secure ture borrowings without granting equivalent status to existing nders. Certain of such agreements allow for early redemption *the outstanding principal amounts or specified premiums* ɔove such amounts, plus accrued and unpaid interest.

Net interest bearing debt (short- and long-term interest ɜaring debt, including the current portion of long-term debt, ss cash and cash equivalents) at the end of 2001 was NOK 21.1 *llion, compared to NOK 29.7 billion at the end of 2000.* In 2001, ɜt cash generated by the Company's operations of approximate- NOK 26.2 billion was more than adequate to fund its investing ıd financing activities of approximately NOK 18.3 billion. The sidual cash balance of approximately NOK 7.9 billion was lized to reduce the Company's net interest bearing debt.

In January 2002, Hydro entered into an agreement to pur- *ıase all of the outstanding shares of the German group VAW* uminium AG, a leading aluminum company in Europe. The total ınsideration to be paid in the transaction is estimated to be EUR 545 million (NOK 21.2 billion), including net interest bearing ːbt of EUR 757 million (NOK 6.1 billion). The acquisition is sub- *ct to approval by competition authorities in some countries and* the European Union. Additionally, Hydro completed its pur- ıase of the French building systems group, Technal, in January 2002 for a price of EUR 73 million (NOK 580 million) and the assumption of NOK 307 million in debt. Hydro also expects to acquire a modest interest in the Norwegian State's Direct Financial Interest (SDFI). Hydro anticipates that its cash holdings as of 31 December, *2001 of approximately NOK 27 billion and credit facilities* described below will be sufficient to finance these investments.

In addition, Hydro anticipates that cash from operations and short-term credit facilities will be sufficient to meet its planned capital expenditures and operational requirements in 2002. Hydro's capital expenditures for *2002, excluding the acquisition* cost of VAW and potential purchase of SDFI assets are estimated to be approximately NOK 19 billion.

As of 31 December 2001, Hydro had committed and unused short-term credit facilities totaling approximately NOK 3,140 million. The Company also has agreements for long-term stand-by credit facilities totaling US dollar 2,000 million. There were no borrowings under these agreements as of 31 December, 2001. There are no substantial restrictions on the use of borrowed funds under Hydro's material credit and debt facilities.

Hydro's total obligations and contractual commitments to make future payments is presented below. For further details *see Notes 7, 19, 22 and 23* in Notes to the consolidated financial statements.

Contractual obligations *In NOK million*	Payments Due by Period *Total*	Less than *1 year*	1-3 *years*	4-5 *years*	There-*after*
Long-term debt	39,645	1,932	3,424	1,572	32,717
Capital lease obligations	174	34	78	44	18
Operating lease obligations	6,924	1,374	2,517	1,699	1,334
Unconditional purchase obligations	38,170	3,396	4,944	4,174	25,656
Total contractual cash obligations	84,913	6,736	10,963	7,489	59,725

In addition, Hydro's other commercial commitments include guarantees and contractual commitments for future investments. Guarantees including letters of credit, stand-by letters of credit and performance bonds as of 31 December, 2001 amounted to NOK 6.8 billion. Contractual commitments for investments in property, plant and equipment, *and other future investments* as of 31 December, 2001 amounted to NOK 15.9 billion.

The Company's long-term debt/equity ratio was 0.27 at the end of 2001 after adjusting for cash above what is considered a normal level. It is expected that the long-term debt/equity ratio will be approximately 0.70 after the acquisition of VAW and the potential purchase of SDFI assets. Hydro anticipates that cash from operations and the proceeds from planned divestments of approximately NOK 10 billion will improve the ratio to 0.5 by the end of 2003.

Hydro continues to maintain its sound credit ratings following its planned acquisitions described above. Both of the Company's rating agencies, Moody's Investors Services and Standard & Poor's affirmed that the company has the financial capacity to make these acquisitions within its current rating. Moody's has, in addition, changed the Company's rating outlook to negative.

Minority Interest and Shareholders' equity

Minority interest decreased by approximately 26 percent to NOK 1,051 million in 2001. Shareholders' equity was NOK 74,793 million at the end of 2001, an increase of 5 percent compared to 2000.

Capital Expenditures

Investments relating to new and existing fields and transportation systems in 2001 were NOK 9,618 million. Grane, Tune, Snorre Phase 2, and Terra Nova were the four most important development projects for Exploration and Production in 2001. The largest investments for Aluminium Metal Products in 2001 included the expansion activities *relating to the alumina refinery* and ownership interest in Alunorte in Brazil, the construction activities related to the remelt plant in Azuqueca, Spain and the modernization and expansion activities relating to the Company's aluminum smelter in Sunndal. Investments for Aluminium Extrusion related primarily to the acquisition of *Aldural in Argentina* and rationalizing existing business activities including a new press in Italy.

In 2000, Hydro invested NOK 8,322 million in new and existing fields and transportation systems. Snorre 2, Oseberg South, Terra Nova and Åsgard were the four most important de*velopment projects in 2000. The largest investments* for Aluminium Metal Products in 2000 was the construction of a new remelt plant in Kentucky and the acquisition of an ownership interest in Alunorte in Brazil. Investments for Aluminium Extrusion related primarily to the acquisition of Wells Aluminum Corporation, the establishment of Hydro *Aluminium Wuxi and the addition of four* new extrusion presses in France, Spain and Italy. Magnesium investments in 2000 related to a new facility in China for conversion of local magnesium to high quality alloy ingots. A significant part of the 2000 investment for Plant Nutrition related to the acquisition of Trevo in Brazil.

Investments relating to exploration and production activities in 1999 were NOK 7,051 million excluding the effects of the Saga acquisition. Terra Nova, Snorre 2, Åsgard and Oseberg South were the most important development projects in 1999. For Aluminum Metal Products, the upgrade of the Årdal Carbon plant and the increase in cast house capacity in the Årdal Metal plant, *were the largest investment projects in 1999.* Capital expenditures for Aluminum Extrusion included significant upgrading of manufacturing facilities at six plants as well as increasing ownership of Building Systems' operations in Austria, the Czech Republic and Hungary and acquiring a new company in Switzer*land. A new welded tube plant was also opened in the US in* 1999. Investments in Plant Nutrition for 1999 concentrated on maintenance of existing plants and upgrading of the ammonia plants in Le Havre, France and Porsgrunn in Norway.

Investments [1)]

Amounts in NOK million	2001	%	2000	%	1999	%
Exploration and Production	**9,618**	**59**	8,322	50	7,051 [2)]	57
Energy	**366**	**2**	123	1	93	1
Oil Marketing	**106**	**1**	63	-	88	1
Eliminations	**-**	**-**	29	-	-	-
Hydro Oil and Energy	**10,090**	**62**	8,537	52	7,232	59
Aluminium Metal Products	**1,900**	**12**	2,561	15	983	8
Aluminium Extrusion	**710**	**4**	1,962	12	558	5
Other Light Metals	**917**	**6**	552	3	590	5
Hydro Light Metals	**3,527**	**22**	5,075	31	2,131	18
Plant Nutrition	**657**	**4**	1,093	7	1,267	10
Gas and Chemicals	**140**	**1**	240	1	259	2
A/S Korn- og Foderstof Kompagniet	**684**	**4**	548	3	476	4
Hydro Agri	**1,481**	**9**	1,881	11	2,002	16
Petrochemicals	**347**	**2**	540	3	555	4
Other Activities [3)]	**341**	**2**	474	3	431	4
Segments	**15,786**	**97**	16,507	100	12,351	100
Corporate	**542**	**3**	83	-	(26)	-
Eliminations	**-**	**-**	(25)	-	-	-
Total	**16,328**	**100**	16,565	100	12,325	100

1) Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2) Excluding effects of Saga acquisition of approximately NOK 40,700 million.
3) Other Activities consists of the following: Seafood, Pronova, Industrial Insurance, Hydro Business Partner and Technology and Projects.

aterial commitments for capital expenditures
ontract commitments for investments in property, plant and quipment relating to land-based activities and oil and gas field :tivities and transport systems at the end of 2001 were NOK 943 million and NOK 10,339 million respectively. Additional uthorized future investments representing projects formally pproved by the Board of Directors or management were NOK 150 million relating to land-based activities and NOK 2,564 illion relating to oil and gas field activities and transport sysms. Hydro expects that cash flow from operations and normal ancing activities will be adequate to fund these expenditures.

ESEARCH AND DEVELOPMENT

/dro engages in research and development (R&D) in order to aintain its competitive position and to develop new products d processes. Hydro spent approximately NOK 796 million,)K 898 million, and NOK 1,043 million during 2001, 2000, and 99 respectively, on such activities. As part of its R&D activis, Hydro continues to focus on ecological issues including life cle analyses and energy efficiency studies relating to products oduced by the Company.

Hydro maintains major research centers in Porsgrunn and rgen in Norway, with a combined staff of approximately 455 well as smaller research groups in several other locations. February 2001, Hydro divided the Porsgrunn facility into four its, of which three are dedicated to support the Company's ain business areas. The Bergen facility is dedicated to the oup's oil and gas activities. Research centers for Hydro Aluiium are located at Karmøy, Årdal, Raufoss and Sunndal in rway, and in Tønder, Denmark and in Michigan, US.
e following highlights major contributors to total R&D costs urred in 2001.

Hydro Oil and Energy incurred R&D costs in 2001 totaling proximately NOK 149 million, mainly by Exploration and Production. The amount incurred was primarily aimed at exploration hnology, virtual reality, increased oil recovery, multiphase nsportation, well technology, deep water technology, subsea utions and health, safety and environment with the purpose educing field development and operating costs. Hydrogen a future energy carrier as well as reduction of emissions of bon dioxide is included in Hydro's R&D programs.

Hydro Light Metals incurred a total of NOK 372 million in D costs in 2001. Aluminium Metal Products incurred NOK 109 ion relating to work on core technologies, new products and cesses. NOK 90 million was incurred by Aluminium Extrusion using on metallurgy and die technology. Other Light Metals urred NOK 173 million in 2001. Automotive Structures urred NOK 129 million of this total. Activities were primarily used on improvements of material and production processes, well as development of new products in order to be an attrac- partner to the automotive industry. Magnesium incurred NOK 22 million aimed at increasing productivity and product quality. Activities at the Porsgrunn facility relating to magnesium have been reduced following the decision to terminate the production of primary magnesium in Porsgrunn. The Hydro Light Metals research center in Porsgrunn works closely with magnesium market development personnel in Detroit, Bottrop, Brussels and Tokyo to promote and develop applications for magnesium, particularly in the automotive industry. Aluminium Rolled Products incurred NOK 22 million in research and development costs in 2001.

R&D costs for the Agri business area were NOK 142 million in 2001 including NOK 130 million for Plant Nutrition and NOK 12 million relating to Gas and Chemicals. R&D activities relating to Plant Nutrition included process and technology development aimed at optimization and cost reduction as well as product R&D targeting new, innovative products and strategies for customers in selected markets. Activities relating to Gas and Chemicals have been focused on application and product development including projects relating to environmental issues.

Petrochemicals incurred NOK 36 million in research and development costs in 2001. The main research and development areas are process improvements in VCM and PVC technology, aiming at higher productivity and lower costs and PVC formulation developments with a view to minimizing the environmental impact of the PVC life cycle. More radical research and development includes new technology for the production of multimodifier particles for PVC as well as an alternative process for large scale magnetization of natural gas by converting gas to olefins via methanol.

RISK MANAGEMENT

The following discussion about Hydro's risk management activities and the estimated amounts generated from the sensitivity analyses are "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global markets. The methods used by Hydro to analyze risks discussed below should not be considered projections of future events or losses. Hydro also faces risks that are either non-financial or non-quantifiable. Such risks are not represented in the following analyses.

Hydro maintains risk management control systems to monitor the market risk arising from:

- Commodity price risks, arising mainly from fluctuations in the prices of crude oil, aluminium, natural gas, electricity, and fertilizers;
- Foreign currency risk, due to the fluctuations of the Norwegian kroner against other currencies, primarily the US dollar; and
- Interest rate risk

Total company
Hydro's policy is to manage its total risk based on a portfolio view in order to take advantage of offsetting positions and to manage risk on a net exposure basis. Hydro's Corporate Risk Management Board establishes guidelines for managing risks related to commodity prices, currencies and interest rates. Within these guidelines the operating units enter into derivative financial and commodity instruments aimed at reducing Hydro's total cash flow risk. Hydro's trading and use of various derivative commodity instruments is subject to the continuous oversight and control by line management and is periodically reviewed by the Corporate Risk Management Board and Corporate Management. Policies are set to govern the limit for exposure to derivatives in terms of amount, duration, and quantities as well as providing "stop-loss."

The derivative financial and commodity instruments that Hydro uses to manage its primary market risks are as follows:

futures:	crude oil, aluminium, electricity
forwards:	crude oil, aluminium, electricity, natural gas, foreign currency
options:	crude oil, aluminium, electricity, foreign currency
swaps:	crude oil, aluminium, NGLs, foreign currency, interest rate

Hydro considers all significant derivative financial and commodity instruments to be held for purposes of managing commodity price, foreign exchange and interest rate exposures. For accounting purposes, unless otherwise disclosed below, derivative financial and commodity instruments are marked-to-market with the resulting gain or loss reflected in income since most of such instruments do not meet the criteria for hedge accounting. This can result in volatility in earnings as the associated gain or loss on the related transactions may be reported in earnings in different periods.

Commodity price risk
A substantial portion of Hydro's revenues are derived from the sale of commodities such as crude oil aluminium and fertilizers. Hydro also purchases and sells natural gas and electricity. The prices of these commodities can be volatile, creating significant market risk exposures. Hydro uses commodity derivatives, such as commodity futures and forwards, options and swaps, to manage unfavorable price fluctuations and to participate in limited speculative trading within strict limits defined by management. The following highlights Hydro's main commodity price risks.

Oil. Hydro produces and sells crude oil and refined petroleum products. Hydro utilizes futures, physical and financial swaps and options with international oil and trading companies. These instruments are used to mitigate unwanted price exposure for a portion of its crude oil portfolio production and certain inventories of oil or petroleum products at its partly owned refinery in Sweden. As of 31 December, 2001, these instruments were recorded at fair value as an asset of NOK 9 million and a liability of NOK 13 million. Hydro has purchased average rate put options (Asian options) for crude oil for the period 1 July, 2001 to 31 December, 2002 for the purpose of protecting against the risk of low oil prices. The notional volume of the contracts is 45 million barrels of oil with an average strike price of US dollar 15.5 per barrel for the entire 18 month period. In addition, Hydro has purchased average rate put options (Asian options) to sell 10 million barrels of oil in the first half of 2003 for an average strike price of US dollar 17 per barrel. The options described in this paragraph have been recorded as an asset at fair value of NOK 114 million, with gains and losses recorded in earnings.

Natural gas. Hydro is a producer, consumer, buyer and seller of natural gas. Through 31 December, 2001, the production from the Norwegian Continental Shelf was sold through the Gas Negotiating Committee ("GNC"). As of 1 January, 2002 the GNC was dismantled, resulting in each stakeholder on the Norwegian Continental Shelf being individually responsible for natural gas commercial activities. The consumption of natural gas is mainly sourced through long-term contracts with major producers and distributors. Hydro is mainly involved in physical over-the-counter forward contracts traded bilaterally in the UK and on the European continent where there exists a liquid market for such contracts. The main purpose of this activity is to secure natural gas for Hydro's own production and deliveries to Hydro's customers, to reduce the risk in the natural gas portfolio against unfavorable fluctuations in price, and to participate in limited speculative trading within strict limits defined by management. Hydro's natural gas contracts, recorded on the balance sheet as of 31 December, 2001 as assets of NOK 585 million and liabilities of NOK 532 million, were split almost equally between short-term and long-term contracts. Activities qualifying as energy trading contracts under EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" and contracts qualifying as derivatives under Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) are marked-to-market with the related adjustments reflected in operating income.

Electricity. Hydro is a producer, consumer, buyer and seller of electricity. In Norway, Hydro's consumption of electricity exceeds its production. In Europe, only small scale production exists and consumption is considerably higher. This deficit is principally covered through long-term purchase contracts with other producers and suppliers. Hydro's demand and supply balance can also be affected by other factors, such as seasonal variations in the level of its production, which is influenced

precipitation and reservoir levels. Hydro utilizes derivative ;truments, such as futures, forwards and options, and physical ntracts that are traded either bilaterally or over electricity changes such as the Nordic power exchange, Nord Pool. The ain purpose of this activity is to secure electricity in the market Hydro's own consumption and delivery commitments, to duce the risk in the electricity portfolio against unfavorable ctuations in price, and to participate in limited speculative ding within strict limits defined by management. As of 31 ecember, 2001 approximately half of Hydro's electricity con- icts recorded on the balance sheet matured within one year, ile the other half were more long-term. They were recorded as sets of NOK 180 million and liabilities of NOK 207 million. tivities qualifying as energy trading contracts under EITF 98- I, and contracts qualifying as derivatives under SFAS 133 are arked-to-market with the related adjustments reflected in oper- ing income.

uminium. Hydro is a leading producer of primary aluminium id fabricated aluminium products. Hydro also has considerable tivities related to physical aluminium and raw material trading med at extending Hydro's role as a reliable and long-term sup- ier of raw materials and aluminium products. The objective of is trading is to optimize logistical costs and strengthen market ositions by providing customers with flexibility in pricing and urcing. In addition, Hydro also has considerable activities lating to remelting and long-term commercial agreements secure sourcing of casthouse products.

To secure margins on physical contracts and achieve an erage London Metal Exchange (LME) price on smelter pro- uction, Hydro enters into corresponding future contracts with e LME. The majority of these contracts have a maturity within ie year. Hydro manages these hedging activities on a portfolio asis, often taking LME positions based upon net exposures. ccordingly, it is difficult to meet certain hedge accounting crite- a. Therefore, aluminium price volatility can result in significant uctuations in the marked-to-market adjustments for LME posi- ons recorded to operating income. However, the long-term fect of price changes of future physical metal purchases and les is expected to largely offset the marked-to-market adjust- ents for the LME future contracts.

In addition, Hydro engages in speculative trading within rict limits as defined by management. Volatility from market djustments on speculative positions will not have offsetting fects from other transactions.

As a result of the expansion project at the Sunndal metal ant, Hydro's exposure to commodity prices and foreign curren- y exchange rates has increased. Accordingly, Hydro has itered into short positions using LME future contracts and US ollar forward contracts to secure an average aluminium price of oproximately NOK 14,000 per tonne of forecasted sales of pri- ary metal production per year for the period 2003 to 2007. As 31 December, 2001 Hydro had sold forward approximately 490,000 tonnes of primary aluminium at an average LME price of about US dollar 1,500 per tonne. Simultaneously, Hydro secured the US dollar - NOK exchange rate at about NOK 9.3 for the same tonnage in the same period. This hedging strategy meets certain hedging criteria in accordance with SFAS 133, and has therefore been designated as a cash flow hedge. As of 31 December, 2001 the effective hedge portion after tax, amounting to a deferred gain of NOK 18 million, was recorded to Other Comprehensive Income. The fair value of the LME future contracts was recorded as an asset of NOK 254 million and a liability of NOK 36 million. The fair value of the currency forward contracts was recorded as a liability of NOK 192 million.

In addition, in 2001 Hydro entered into short positions using LME future contracts, designating such contracts as cash flow hedges under SFAS 133 against the risk of lower aluminium prices for forecasted sales of primary metal production for the period 2001 to 2003. In connection with this cash flow hedge, Hydro bought call options on aluminium to benefit from anticipated higher aluminium prices. Production capacity cutbacks in 2001 in the US, Canada and Brazil established a possibility for a strong aluminium price increase. In addition Hydro bought call options with the intent to offset the effects of backwardation (i.e., LME spot price is higher than the LME three-month forward price). The premium on these call options was financed by simultaneously selling put options on aluminium. A significant drop in aluminium prices in the latter half of 2001 resulted in losses on these options. Consequently, in the beginning of October 2001, the options were terminated, and the LME futures were neutralized and dedesignated as hedges. These options did not qualify for hedge accounting and were marked-to-market. These options, combined with the hedging strategy, generated a total pre-tax loss of NOK 545 million that was recognized in 2001. Deferred gains after tax recorded to Other Comprehensive Income relating to the LME futures as of 31 December, 2001 amounted to NOK 117 million. Hydro expects to reclassify an after tax gain of NOK 65 million and NOK 52 million from Other Comprehensive Income to operating revenues in 2002 and 2003, respectively. Hydro's risk management policy has been changed so that similar options will not be used.

Hydro also has a 10 year commitment with Aluvale to purchase a fixed tonnage of remelt ingot per year. At the end of 2001, Hydro had entered into short positions using LME futures to hedge against the fluctuations in the fair value of the purchase commitment due to changes in the LME price of aluminium over the period of 2002 - 2006. The fair value of the futures contracts designated as fair value hedges was recorded as an asset of NOK 22 million as of 31 December, 2001.

Foreign currency exchange rate risk

Prices of many of Hydro's most important products, mainly crude oil, aluminium, natural gas and magnesium, are either denominated in US dollars or are influenced by local currency rates against the US dollar. The cost of raw materials, including natural gas, NGLs and alumina, are affected by the US dollar price of crude oil, and fluctuations in the US dollar against local currencies. Hydro's primary foreign currency risk is tied to local currency fluctuations against the US dollar. To reduce the long-term effects of fluctuations in US dollar exchange rates, Hydro incurs most of its debt in US dollars (approximately 68 percent of Hydro's long-term debt is US dollar denominated). The remaining long-term debt is denominated in Norwegian kroner, Euro, Swedish kroner, and British pounds. Hydro's pre-tax operating income would most likely increase when the US dollar appreciates against European currencies, whereas financial expense, including interest expense and net foreign currency losses, is likely to be negatively affected. In addition, the effects of translation of local currency financial statements of subsidiaries outside of Norway into Norwegian kroner can influence comparative results of operations.

Hydro primarily employs foreign currency swaps and forward currency contracts to modify the currency exposures for Hydro's long-term debt portfolio. Foreign currency swaps allow Hydro to raise long term borrowings in one currency and swap them into another with lower funding costs rather than borrowing directly in the second currency. Forward currency contracts are entered into to safeguard cash flows for forecasted future transactions or to cover short-term liquidity needs in one currency by excess liquidity available in another currency. Entering into short-term forward currency contracts is used for funding costs as an alternative to drawing a short-term loan in one currency and investing short-term in another.

In order to further mitigate its exposure to foreign currency risk, Hydro has designated a portion of its foreign denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. The foreign exchange gains and losses on this debt are recorded as a separate component of shareholders' equity.

Interest rate risk

Hydro is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund its business operations. Management's strategy is to have debt with long average life and stable interest payments. Hydro maintains a high ratio of long-term, fixed-rate debt, as a proportion of its total debt, with an even debt repayment schedule and adequate resources to allow for financial flexibility. Hydro periodically uses derivative financial instruments such as foreign currency and interest rate swaps to minimize its exposure to interest rate risks.

As of 31 December, 2001, Hydro had two interest rate swaps with offsetting terms. These swaps represented an asset and liability of NOK 30 million, respectively. Furthermore, Hydro has a sold swaption contract whereby the counterparty has a right to enter into an interest rate swap under which Hydro will receive interest at a fixed rate while paying interest at a variable rate. The contract was recorded as a liability of NOK 16 million.

Credit risk

Credit risk arising from the inability of the counterparty to meet the terms of Hydro's derivative financial instrument contracts is generally limited to amounts, if any, by which the counterparty's obligations exceed the obligations of Hydro. It is Hydro's policy to enter into derivative financial instruments with various international banks with established limits for transactions with each institution. Therefore, Hydro does not expect to incur material credit losses on its risk management or other derivative financial instruments.

Hydro also has some exposure to credit risk related to derivative commodity instruments. However, this risk is significantly limited because most instruments are settled through commodity exchanges. Hydro limits credit risks relating to other contracts not traded on exchanges with internal policies for credit ratings and limits for counterparties.

Concentration of credit risk is not considered significant since Hydro's customers represents various industries and geographic areas.

Sensitivity analysis

In accordance with applicable requirements of of the U.S. Securities and Exchange Commission (SEC), Hydro has chosen to provide information about market risk and its potential exposure to hypothetical loss from derivative financial instruments and other financial instruments and derivative commodity instruments through sensitivity analysis disclosures. Such disclosures are intended to express the potential loss in fair values of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices over a selected period of time.

The sensitivity analysis depicted in the tables below reflects the hypothetical loss in fair values assuming a 10 percent change in rates or prices and no changes in the portfolio of instruments as of 31 December, 2001 and 31 December, 2000, respectively. Hydro's management cautions against relying on the information presented. This is due to the arbitrary nature of assumptions involved, the inability of such a simple analysis to model reality, continuous changes to Hydro's portfolio and the exclusion of certain of Hydro's positions necessary to reflect the net market risk of the Group. Accordingly, the information does not represent management's expectations about probable future losses. The most significant limitations on the figures provided are as follows:

ables only include the effects of the derivative instru-
s discussed above and of certain financial instruments
Footnote 2 below). It does not include all related physi-
ositions, contracts, and anticipated transactions that
y of the derivatives instruments are meant to secure. A
or price change of 10 percent will often result in a corre-
ding effect to the fair value of the physical or underlying
ion such that the resulting gains and losses would offset.
llowed by the SEC regulations, Hydro has excluded
unts payable and accounts receivable from the presen-
n which may have had a significant effect on the foreign
ange risk figures provided.
computations, which provide the most negative effect to
o of either a 10 percent increase or decrease in each
or price, do not take into account correlations which
d be expected to occur between the risk exposure cate-
s. For example, the effect that a change in a foreign
ange rate may have on a commodity price is not
cted in the tables.
not probable that all rates or prices would simultaneous-
ove in directions that would have negative effects on
o's portfolio of instruments.

cts of these limitations on the estimates may be material.

As depicted in the tables below, in 2001 Hydro's exposure to foreign currency risk decreased compared to the prior year, with a corresponding decrease in the hypothetical losses in the fair value of these financial instruments. The reasons for the change include the following:

- During 2001, Hydro repurchased its long-term debentures in the aggregate principal amount of NOK 664 million. In addition, the Company repaid long term loans of NOK 2,201 million. Consequently, Hydro's long-term debt position was reduced compared with the previous year.
- Hydro's level of cash and cash equivalents increased by approximately NOK 5,400 million.
- During the course of 2001, the Norwegian kroner devalued against the US dollar as compared to the prior year.

The tables above also reflect that Hydro's exposure to commodity price risks increased in 2001 as compared to the prior year. This is attributable to Hydro's positions in certain aluminium and electricity contracts, combined with changes in market prices. These effects resulted in an increase in the hypothetical losses in the fair value of Hydro's derivative commodity instruments. The remaining activities for 2001 have not materially impacted the other hypothetical losses in the fair value for the year ended 31 December, 2001.

As of 31 December, 2001 Hypothetical loss from +/- 10% change in:

lion (unaudited)	Fair value as of **31 December, 2001** 1)	Interest rates	Foreign currency exchange rates	Commodity prices	Volatility	Other
e instruments related to:						
odities	**559**	**-**	**162**	**825**	**22**	**-**
)	**(51)**	**55**	**1,015**	**-**	**18**	**-**
l instruments 3)	**(16,555)**	**1,994**	**2,925**	**-**	**-**	**93**

As of 31 December, 2000 Hypothetical loss from +/- 10% change in:

lion (unaudited)	Fair value as of 31 December, 2000 1)	Interest rates	Foreign currency exchange rates	Commodity prices	Volatility	Other
e instruments related to:						
odities	139	-	23	426	-	-
)	(116)	17	1,122	-	-	-
l instruments 3)	(29,611)	2,041	3,847	-	-	91

ange in fair value due to price changes is calculated based upon pricing formulas for certain derivatives, the Black-Scholes model for options and the
sent value of cash flows for certain financial instruments or derivatives. Discount rates used vary as appropriate for the individual instruments.
nainly includes forward currency contracts, currency swaps and swaptions.
ial instruments include cash and cash equivalents, investments in marketable securities, bank loans and other interest bearing short-term debt and long-
ebt. A substantial portion of the hypothetical loss in fair value for changes in interest rates relates to Hydro's long-term fixed rate debt. As Hydro expects
this debt until maturity, changes in the fair value of debt would not be expected to affect earnings.

CONSOLIDATED INCOME STATEMENTS

Year ended 31 December, Amounts in million (except per share amounts)	Notes	**2001 (NOK)**	**2001 (EURO)*)**	2000 (NOK)	1999 (NOK)
Operating revenues	5	**152,835**	**19,184**	156,861	111,955
Raw materials and energy costs		**94,537**	**11,866**	94,082	70,707
Payroll and related costs	7, 20	**17,237**	**2,164**	14,852	14,051
Depreciation, depletion and amortization	5, 16	**12,273**	**1,541**	12,538	10,494
Other		**6,744**	**846**	6,788	8,336
Restructuring costs	6	**961**	**121**	135	632
Operating costs and expenses	7	**131,752**	**16,538**	128,395	104,220
Operating income before financial items and other income	5	**21,083**	**2,646**	28,466	7,735
Equity in net income of non-consolidated investees	5, 14	**566**	**71**	672	339
Interest income and other financial income	8, 24	**2,847**	**357**	1,747	1,504
Other income, net	5, 9	**578**	**73**	3,161	1,350
Earnings before interest expense and taxes (EBIT)		**25,074**	**3,147**	34,046	10,928
Interest expense and foreign exchange gain (loss)	8, 24	**(3,609)**	**(453)**	(3,905)	(3,055)
Income before taxes and minority interest		**21,465**	**2,694**	30,141	7,873
Income tax expense	10	**(13,750)**	**(1,725)**	(16,178)	(4,337)
Minority interest		**177**	**22**	18	(90)
Income before cumulative effect of change in accounting principle		**7,892**	**991**	13,981	3,446
Cumulative effect of change in accounting principle		**-**	**-**	-	(30)
Net income	26	**7,892**	**991**	13,981	3,416
Earnings per share before change in accounting principle	3	**30.50**	**3.83**	53.40	13.90
Earnings per share	3	**30.50**	**3.83**	53.40	13.80

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME **)

	Notes	2001 (NOK)	2001 (EURO)	2000 (NOK)	1999 (NOK)
Net income		**7,892**	**991**	13,981	3,416
Net unrealized gain (loss on securities available-for-sale	3	**41**	**5**	(3)	2
Minimum pension liability adjustment	3	**(397)**	**(50)**	(95)	(8)
Net investment hegde	3	**89**	**11**	(412)	36
Cash flow hedges	3	**136**	**17**	-	-
Net foreign currency translation adjustments	3	**(794)**	**(99)**	1,010	(559)
Total other comprehensive income (loss), net of tax	3	**(925)**	**(116)**	500	(529)
Comprehensive income, net of tax		**6,967**	**875**	14,481	2,887

*) Presentation in euro is a convenience translation based on the exchange rate at 31.12.2001, which was 7.9667.
**) Changes in shareholders' equity include net income together with other changes not related to investments by and distribution to shareholders. (See Note 3)

The accompanying notes are an integral part of the consolidated financial statements.

)ATED BALANCE SHEETS

ber, ı million	Notes	2001 (NOK)	2001 (EURO)*)	2000 (NOK)
cash equivalents		**27,148**	**3,408**	21,766
ıd assets	11	**2,421**	**304**	2,491
receivable, less allowances of 1,138 and 970		**23,372**	**2,934**	27,555
s	12	**15,794**	**1,982**	18,738
xpenses and other current assets		**9,482**	**1,190**	9,563
eferred tax assets	10	**2,106**	**265**	1,682
ıssets	5	**80,323**	**10,083**	81,795
solidated investees	14	**9,687**	**1,216**	7,211
plant and equipment, less accumulated				
iation, depletion and amortization	16	**95,277**	**11,959**	95,025
ɔension, investments and other non-current assets	13, 15, 20	**11,636**	**1,461**	10,983
tax assets	10	**999**	**125**	1,340
rent assets	5	**117,599**	**14,761**	114,559
sets	5	**197,922**	**24,844**	196,354

IES AND SHAREHOLDERS' EQUITY

ıns and other interest-bearing short-term debt	17	**8,458**	**1,062**	9,088
portion of long-term debt	19	**1,966**	**247**	2,209
ırrent liabilities	18	**32,245**	**4,047**	33,171
deferred tax liabilities	10	**324**	**41**	258
liabilities		**42,993**	**5,397**	44,726
m debt	19	**37,853**	**4,752**	40,174
l pension liabilities	20	**4,215**	**529**	2,735
ng-term liabilities	21	**5,912**	**742**	4,686
l tax liabilities	10	**31,105**	**3,904**	31,387
rm liabilities		**79,085**	**9,927**	78,982
/ shareholders' interest in consolidated subsidiaries		**1,051**	**132**	1,419
ıpital	3	**5,332**	**669**	5,332
al paid-in capital	3	**15,070**	**1,892**	15,059
l earnings	3	**57,070**	**7,164**	51,647
y stock	3	**(3,167)**	**(398)**	(2,224)
ılated other comprehensive income	3	**488**	**61**	1,413
ılders' equity	3, 26	**74,793**	**9,388**	71,227
bilities and shareholders' equity		**197,922**	**24,844**	196,354

ation in euro is a convenience translation based on the exchange rate at 31.12.2001, which was 7.9667.

npanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended 31 December, Amounts in million	Notes	2001 (NOK)	2001 (EURO)*)	2000 (NOK)	1999 (NOK)
Operating activities:					
Net income		**7,892**	**991**	13,981	3,416
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation, depletion and amortization	5	**12,273**	**1,541**	12,538	10,494
Restructuring costs	6	**961**	**121**	135	632
Equity in net income of non-consolidated investees	5, 14	**(566)**	**(71)**	(672)	(339)
Dividends received from non-consolidated investees	14	**472**	**59**	398	550
Cumulative effect of accounting changes	1	**-**	**-**	-	30
Deferred taxes	10	**(313)**	**(39)**	2,467	784
Gain on sale of non-current assets		**(937)**	**(118)**	(3,162)	(1,282)
Loss on foreign currency transactions	8	**416**	**52**	655	304
Net sales (purchases) of trading securities		**(112)**	**(14)**	(115)	374
Other		**773**	**97**	377	28
Working capital changes that provided (used) cash:					
Receivables		**3,627**	**455**	(3,149)	(2,823)
Inventories		**1,854**	**233**	(2,461)	(948)
Prepaid expenses and other current assets		**(355)**	**(45)**	(616)	(3,374)
Other current liabilities		**187**	**23**	5,250	6,898
Net cash provided by operating activities		**26,172**	**3,285**	25,626	14,744
Investing activities:					
Purchases of property, plant and equipment		**(14,348)**	**(1,801)**	(11,943)	(13,029)
Acquisition of Saga Petroleum ASA	2	**-**	**-**	-	719
Purchases of other long-term investments		**(1,663)**	**(209)**	(4,348)	(907)
Net sales (purchases) of short-term investments		**42**	**5**	(15)	32
Proceeds from sales of property, plant and equipment		**629**	**79**	1,334	1,956
Proceeds from sales of other long-term investments		**659**	**83**	11,342	2,863
Net cash used in investing activities		**(14,681)**	**(1,843)**	(3,630)	(8,366)
Financing activities:					
Loan proceeds		**408**	**51**	993	21,707
Principal repayments		**(2,865)**	**(360)**	(6,328)	(19,626)
Ordinary shares purchased	3	**(1,155)**	**(145)**	(763)	(1,599)
Ordinary shares issued		**92**	**12**	63	3
Dividends paid	3	**(2,470)**	**(310)**	(2,094)	(1,718)
Net cash used in financing activities		**(5,990)**	**(752)**	(8,129)	(1,233)
Foreign currency effects on cash flows		**(119)**	**(15)**	464	354
Net increase in cash and cash equivalents		**5,382**	**676**	14,331	5,499
Cash and cash equivalents at beginning of year		**21,766**	**2,732**	7,435	1,936
Cash and cash equivalents at end of year		**27,148**	**3,408**	21,766	7,435
Cash disbursements were made for:					
Interest (net of amount capitalized)		**357**	**45**	1,460	887
Income taxes		**14,006**	**1,758**	8,027	1,868

*) Presentation in euro is a convenience translation based on the exchange rate at 31.12.2001, which was 7.9667.
1) There are no material differences between consolidated statements of cash flows according to US GAAP and Norwegian accounting principles (N GAAP).
The accompanying notes are an integral part of the consolidated financial statements.

NSOLIDATED INCOME STATEMENTS

r ended 31 December, ounts in NOK million	Notes	2001	2000	1999
erating revenues	5	**152,969**	156,861	111,955
v materials and energy costs		**93,990**	95,146	70,666
ange in inventories of own production		**547**	(1,064)	41
roll and related costs	7, 20	**17,237**	14,852	14,051
preciation, depletion and amortization	5, 16	**12,273**	12,538	10,494
er		**6,924**	6,773	8,317
structuring costs	6	**961**	135	632
erating costs and expenses	7	**131,932**	128,380	104,201
erating income	5	**21,037**	28,481	7,754
uity in net income of non-consolidated investees	5, 14	**566**	672	339
erest income and other financial income	8, 24	**2,847**	1,747	1,504
er income, net	5, 9	**578**	3,161	1,350
nings before interest expense and taxes (EBIT)		**25,028**	34,061	10,947
erest expense and foreign exchange gain (loss)	8, 24	**(3,609)**	(3,905)	(3,055)
ome before taxes and minority interest		**21,419**	30,156	7,892
ome tax expense	10	**(13,733)**	(16,188)	(4,343)
: income		**7,686**	13,968	3,549
ority interest		**177**	18	(90)
Income after minority interest	26	**7,863**	13,986	3,459

Oslo 28 February, 2002

Egil Myklebust, chairman — Borger A. Lenth, vice chairman — Elisabeth Grieg

Anne Cathrine Høeg Rasmussen — Håkan Mogren — Ingvild Myhre

Gudmund Per Olsen — Odd Semstrøm — Per Wold

Eivind Reiten, President and CEO

companying notes are an integral part of the consolidated financial statements in accordance with Norwegian accounting principles
\P). See Note 26 for a reconciliation and explanation of differences in accounting principles between US GAAP and N GAAP.

CONSOLIDATED BALANCE SHEETS

31 December, Amounts in NOK million	Notes	2001	2000
ASSETS			
Deferred tax assets	10	**1,892**	1,562
Other intangible assets	15	**2,051**	2,171
Intangible assets		**3,943**	3,733
Property, plant and equipment	16	**95,277**	95,025
Non-consolidated investees	14	**9,687**	7,211
Prepaid pension, investments and other non-current assets	13, 15, 20	**9,166**	8,812
Financial non-current assets		**18,853**	16,023
Inventories	12	**15,794**	18,738
Accounts receivable, less allowances of 1,138 and 970		**23,372**	27,555
Prepaid expenses and other current assets		**9,321**	9,504
Other liquid assets	11	**2,421**	2,491
Cash and cash equivalents		**27,148**	21,766
Current assets		**78,056**	80,054
Total assets	5	**196,129**	194,835
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	3	**5,332**	5,332
- Treasury stock		**(179)**	(132)
Premium paid-in capital		**15,055**	15,055
Other paid-in capital		**15**	4
Total paid-in capital		**20,223**	20,259
Retained earnings incl. treasury stock	3	**54,726**	50,541
- Treasury stock		**(2,988)**	(2,092)
Total retained earnings		**51,738**	48,449
Minority shareholders' interest in consolidated subsidiaries		**1,051**	1,419
Shareholders' equity	3, 26	**73,012**	70,127
Accrued pension liabilities	20	**4,215**	2,735
Deferred tax liabilities	10	**30,120**	30,175
Other long-term liabilities	21	**5,684**	4,686
Long-term liabilities		**40,019**	37,596
Long-term debt	19	**37,853**	40,174
Bank loans and other interest-bearing short-term debt	17	**8,458**	9,088
Current portion of long-term debt	19	**1,966**	2,209
Dividends payable		**2,576**	2,470
Other current liabilities	18	**32,245**	33,171
Current liabilities		**45,245**	46,938
Total liabilities and shareholders' equity		**196,129**	194,835

The accompanying notes are an integral part of the consolidated financial statements in accordance with Norwegian accounting principles (N GAAP). See Note 26 for a reconciliation and explanation of differences in accounting principles between US GAAP and N GAAP.

. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

he consolidated financial statements of Norsk Hydro ASA ınd its subsidiaries (Hydro) prepared in accordance with ıccounting principles generally accepted in the United States ɔf America (US GAAP) are included on pages 66 to 68. The ɔonsolidated financial statements prepared in accordance with ɜccounting principles generally accepted in Norway (N GAAP) ɜre located on pages 68 to 70. Financial statement preparation requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.

The accompanying notes include disclosures required by US GAAP as well as disclosures in accordance with N GAAP and are an integral part of both sets of financial statements. The following description of accounting principles applies to both US GAAP and N GAAP unless otherwise specified.

Note 26 provides a reconciliation and explanation of the differences between net income and shareholders' equity for US GAAP and N GAAP.

Consolidation

The consolidated financial statements include Norsk Hydro ASA and subsidiary companies owned directly or indirectly more than 50 percent. All significant intercompany transactions and balances have been eliminated.

Investments in companies (non-consolidated investees) in which Hydro has a substantial ownership interest of 20 to 50 percent of voting shares and exercises significant influence are accounted for using the equity method. Participation in joint ventures are accounted for using the equity method, except for participation in joint ventures in the upstream oil- and gas business, which are accounted for using the pro rata method.

Business Combinations

Terms and conditions underlying the most previous acquisitions have resulted in purchase accounting treatment (vs. pooling). See note 2 for a description of significant acquisitions and disposals during the past three years. Purchase accounting involves recording assets and liabilities of the acquired company at their fair value at the time of acquisition. Any excess of purchase price over fair value is recorded as goodwill. When the ownership interest in a subsidiary is less than 100 percent, the recorded amount of assets and liabilities acquired reflect only Hydro's relative share of excess values.

For N GAAP, consolidated assets and liabilities reflect 100 percent of the fair market value at the purchase date, except for goodwill (There are currently no acquisitions giving rise to such differences). The relative portion of any excess value recorded relating to minority shareholders is reflected in the total Minority shareholders interest which is a component of the Group's equity.

Foreign Currency Translation

The financial statements of foreign operations which are not an integral part of the parent company's operations are translated using exchange rate at year end for the balance sheet, and average exchange rates for the income statement. Translation gains and losses, including effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in Other comprehensive income. None of the Company's existing significant foreign operations are considered to be an integral part of the parent company for foreign currency translation purposes.

Foreign Currency Transactions

Realized and unrealized gains or losses on transactions, assets and liabilities denominated in a currency other than the functional currency which do not qualify for hedge accounting treatment are included in net income.

Revenue Recognition

Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized in the period prices are determinable. Rebates and incentive allowances are deferred and recognized in income upon the realization or at the closing of the rebate period.

Revenues from the production of oil and gas are recognized on the basis of the company's net working interest, regardless of whether the production is sold (entitlement method).

Trading of physical commodities which are not net settled is presented on a gross basis in the income statement. Activities related to the trading of financial derivative commodity instruments and physical commodities where net settlement occurs, are reported on a net basis, with the margin included in operating revenues.

Cash and Cash Equivalents

Cash and cash equivalents include cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.

Other Liquid Assets

Other liquid assets include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro's current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value (market). The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recorded when earned.

Inventories

Inventories are valued at the lower of cost, using the first-in, first-out method (FIFO), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the price to purchase inventory.

Investments

Investments include Hydro's portfolio of long-term marketable equity securities in which there is less than 20 percent ownership. The portfolio is considered available-for-sale securities and is valued at fair value (market). The resulting unrealized holding gains and losses, net of applicable taxes, are credited or charged to Other Comprehensive Income and accordingly do not affect net income. Other investment income is recorded when earned.

For N GAAP, investments are valued at the lower of historical cost or market value. [Note 26].

Property, Plant and Equipment

Property, plant and equipment is carried at historical cost less accumulated depreciation, depletion and amortization. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If necessary, a write-down (impairment) to fair value is recorded based upon the criteria in Statement of Financial Accounting Standards (SFAS) No. 121.

Periodic maintenance and repairs applicable to production facilities are accounted for on an accrual basis. Normal maintenance and repairs for all other properties are expensed as incurred. Major replacements and renewals that materially extend the life of properties are capitalized and any assets replaced are retired.

Capitalized Interest Interest is capitalized as part of the historical cost of major assets constructed.

Leased Assets Leases which provide Hydro with substantially all the rights and obligations of ownership are accounted for as capital leases. Such leases are valued at the present value of minimum lease payments or fair value if lower, and recorded as assets under property, plant and equipment. The liability is included in long-term debt. The assets are subsequently depreciated and the related liabilities are reduced by the amount of the lease payments less the effective interest expense. Other leases are accounted for as operating leases with lease payments recognized as an expense over the lease term.

Environmental Expenditures Environmental expenditures which increase the life, capacity, or result in improved safety or efficiency of a facility are capitalized. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments or clean-ups are probable and the cost can be reasonably estimated.

Exploration and Development Costs of Oil and Gas Reserves Hydro uses the "successful efforts" method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense. Cost relating to acquired exploration rights are allocated to the relevant areas, and charged to operating expense upon determination that proved reserved will not be found in the area. All development costs for wells, platforms, equipment and related interest are capitalized. Preproduction costs are expensed as incurred.

Depreciation, Depletion and Amortization Depreciation is determined using the straight line method with the following rates:

Machinery and equipment	5 – 25 percent
Buildings	2 – 5 percent
Other	10 – 20 percent

Producing oil and gas properties are depreciated as proved developed reserves are produced using the unit-of-production method calculated by individual field. Depreciation and depletion expense includes provisions for future abandonment and removal costs for offshore facilities.

Intangible Assets

Intangible assets and deferred charges with a defined and measurable relationship to future revenues, such as software and patents, are capitalized. When a business is acquired, fair value of significant contracts, customer relationships, technology and other rights that can be valued, either separately or as a group, and which is controlled by Hydro, are valued and capitalized. When a business is acquired, purchase price in excess of the identified fair value of assets and liabilities is accounted for as goodwill. Goodwill and other intangible assets are amortized on a straight line basis over the lesser of their benefit period or 10 years. For intangible assets resulting from acquitions after 1 July 2001, see FAS 142 discribed on page 74 applies.

Oil and Gas Royalty

Oil and gas revenue is recorded net of royalties payable.

Shipping costs

Shipping and handling costs are included in Other operating expenses. Shipping and handling cost invoiced to customers are included in Operating revenues.

Research and Development
Research and development costs are expensed as incurred.

Other Income (Expense), net
Transactions resulting in income or expense which are material in nature and from sources other than normal production and sales operations are classified as other income and expense.

Income Taxes
Deferred income tax expense is calculated using the liability method in accordance with SFAS No. 109. Under this method, deferred tax assets and liabilities are measured based on the differences between the carrying values of assets and liabilities for financial reporting and their tax basis which are considered temporary in nature. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.

Hydro recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, as such earnings are deemed to be indefinitely reinvested.

For N GAAP, Hydro follows the NRS' (The Norwegian Accounting Standards Board) standard which, like SFAS No. 109, is based on the liability method. [Note 26].

Derivative Instruments
Derivative financial instruments are marked to their market value with the resulting gain or loss reflected in net financial expense, except when the instruments meet the criteria for hedge accounting. See Note 24 for the balance sheet classification of these instruments.

Forward currency contracts and currency options are marked to their market value at each balance sheet date with the resulting unrealized gain or loss recorded in interest expense and foreign exchange gain (loss).

Interest rate and foreign currency swaps. Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in interest expense and foreign exhange gain(loss).

Swaption contracts are marked to their market value at each balance sheet date with the resulting unrealized gain or loss reflected in interest expense and foreign exhange gain(loss).

Derivative Commodity Instruments Instruments that do not qualify for hedge accounting under SFAS 133 ("Accounting for Derivative Instruments and Hedging Activities") are marked-to-market with their fair market value recorded in the balance sheet as either assets or liabilities. Adjustments for changes in the fair market value of the instruments are reflected in the current period's revenues and/or operating costs.

Hedge accounting is applied when specific hedge criteria are met. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. For cash flow hedges gains and losses on the hedging instruments are deferred in OCI until the underlying transaction is recognized in earnings. When it is determined that a forecasted hedged transaction is not probable to occur, all the corresponding gains and losses deferred in OCI are immediately recognized in earnings. Any amounts resulting from hedge ineffectiveness for both fair value and cash flow hedges are recognized in current period's earnings. For fair value hedges, both the changes in the fair value of the designated derivative instrument and the changes in the fair value of hedged item are recorded in current periods earnings.

Contracts that qualify as energy trading activities under EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" are accounted for under the mark-to-market method. Unrealized gains and losses are recognized in current period earnings. Energy contracts are valued based on quoted market prices. For some contracts in less liquid markets, valuation is based on internally developed models which estimate the forward price curve. Since illiquidity is primarily a result of distance from market hubs, the models are ultimately connected to quoted market prices adjusted for transportation costs and other reserves.

For N GAAP, cash flow hedges with derivative instruments are not recognized on the balance sheet or income statement under N GAAP, until the underlying hedged transactions actually occur. Unrealized gains and losses for commodity derivative instruments that are not exchange traded are netted for each portfolio and net unrealized gains are not recognized. [Note 26].

Certain derivative commodity instruments require daily cash settlements, principally London Metal Exchange (LME) futures and options, and oil futures. LME options also involve an initial receipt or payment of a premium and give rise to delivery of an agreed amount of cash if the option is exercised. Most other financial and commodity instruments have a cash effect at settlement date, which are included in the Statements of Cash Flows under operating activities when incurred.

Stock-based Compensation
Hydro accounts for stock based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25 and

provides disclosures required under SFAS 123. For fixed awards, compensation expense is recorded in the income statement based on any excess of market price of the Company's shares over the exercise price of options granted to employees as of the date of the grant if both the number of shares to be granted and the exercise price are known. For variable awards compensation cost is measured at the end of each period as the amount by which the market price of the Company´s shares exceeds the price of the options. For variable awards where vesting depends on achieving a specified improvement in Hydro´s share price, compensation cost is measured when it is probable the performance cirteria will be met. Compensation is charged to expense over the periods the employee performs the related services.

Hydro also offers treasury shares to employees at discounted prices to encourage share ownership. Issuance of treasury shares at a discount to employees results in a charge to compensation expense based on the difference between the market value of the share at the date of issuance and the price paid by employees.

Employee Retirement Plans
Pension costs are calculated in accordance with SFAS 87. Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10 percent of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants.

For N GAAP, the same principle has been applied which is in accordance with the NRS 6 Pension Cost.

Accounting Changes
Effective 1 January, 2001, Hydro adopted the Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAF 138. See further discussion in Note 24.

For N GAAP there is no change in accounting principles related to SFAS 133. As result of a change in the Norwegian Accounting Act, quoted commodity instruments are marked to their market value as from 2001. Changes in fair market value is recorded in income. There were no implementation effects from this change

In 1999, Hydro implemented SOP (Statement of Position) 98-5 from the AICPA (American Institute of Certified Public Accountants) requiring all startup costs to be expensed as incurred. Previously capitalized costs were expensed in 1999.

For N GAAP, the effect of this is recorded to equity.

Reclassifications
Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2001 presentation.

In 2000, Hydro changed the presentation of revenues for certain trading activities. Revenues and related cost for these activities were previously presented net reflecting only the related margins in revenues. These activities are now presented on a gross basis. This change resulted in an increase of Operating revenues and Raw materials of NOK 12.7 billion in 2000 and NOK 9.5 billion in 1999 compared to former presentations. The change has no impact on results or equity.

New Pronouncements
Business Combinations, Goodwill and Intangible Assets
In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (SFAS 141), "Business Combinations" and Statement No. 142 (SFAS 142), "Goodwill and Other Intangible Assets".

SFAS 141 requires the use of the purchase method to account for business combinations, eliminating the pooling of interest method. The Statement also provides guidance on the initial recognition and measurement of goodwill and intangible assets. The provisions of SFAS 141 are effective for business combinations initiated after June 30, 2001.

SFAS 142 requires the discontinuation of goodwill amortization, reallocation of all existing goodwill among the Company's reporting units based on specified criteria. In addition, the standard requires an initial impairment test of the value of the goodwill in each reporting unit by applying a fair value based test.

SFAS 142 is effective beginning on January 1, 2002 and any impairment at this initial adoption date shall be recognized as a change in accounting principle. Subsequently, goodwill must be tested for impairment at least on an annual basis. SFAS 142 continues the requirement to amortize intangible assets over their estimated useful life. However, if the useful life is determined to be indefinite, no amortization is recorded and the value of the intangible asset is assessed for impairment similar to goodwill. The useful life of intangible assets recognized prior to the adoption of SFAS 142 must be reassessed. At the end of 2001 total net goodwill and intangible assets was NOK 1,265 million and NOK 786 million, respectively. Amortization of goodwill and intangible assets in 2001 was NOK 138 million and NOK 162 million, respectively. Hydro does not expect the adoption of SFAS 142 to materially impact the Group's results of operations and financial position related to any of the Group's previous business combinations.

For N GAAP will the previous regulation regarding accounting for business combinations, intangible assets and goodwill be continued. The implementation of SFAS 141 and 142 will result in differences between US GAAP and N GAAP.

Asset Retirement Obligations In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This Statement requires significant changes in the accounting treatment for asset retirement obligations such as decommissioning

oil and gas production platforms, facilities and pipelines. pecifically, it requires that the fair value of a liability for an sset retirement obligation be recorded in the period it is curred. Related asset retirement costs are to be capitalized s part of the carrying value of the long-lived asset. Further-ore, the liability is to be accreted for the change in its present alue each reporting period, and the associated asset retire-ent costs are to be depreciated over the useful life of the elated long-lived asset. Hydro will adopt this Statement on anuary 1, 2003 and has not yet determined the impact of this tatement on the Group's future results of operations and finan-ial position.

The change is not expected to represent differences in neasurement of transactions compared to N GAAP.

npairment or Disposal of Long-Lived Assets In October 001, FASB issued SFAS 144, "Accounting for Impairment or isposal of Long-Lived Assets". This Statement supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets nd for Long-Lived Assets to be Disposed Of". SFAS 144 pplies to all long-lived assets, including discontinued opera-ons, thus, it amends APB 30, "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Busi-ess". SFAS 144 sets forth one accounting model that is based n the framework established in SFAS 121 for long-lived assets be disposed of by sale. It requires that these types of assets e measured at the lower of book value or fair value less cost sell. In addition, it expands the scope for the presentation of iscontinued operations to include all components of an entity ith operations that are distinguishable and will be eliminated a disposal transaction. Hydro will adopt SFAS 144 on Janu-ry 1, 2002. The impact of this Statement on the Group's future esults of operations and financial position will not be signifi-ant.

The change is not expected to represent differences in neasurement of transactions compared to N GAAP.

:. BUSINESS COMBINATIONS AND DISPOSITIONS

ubsequent to and during the three years ended 31 December, 001, Hydro entered into the following significant business ombinations and dispositions.

:002 Acquisitions In January, 2002, Hydro entered into an greement to purchase all the outstanding shares of the Ger-nan group VAW aluminium AG, a leading aluminium company Europe. VAW has operations in more than 20 countries. The najor part of these activities are located in the EU in addition to nportant operations located in North America and the Pacific egion.

The consideration for all outstanding shares amounts to :UR 1,888 million (NOK 15 billion). In addition, interest bearing debt of EUR 757 million (NOK 6 billion) and pension commitments of approximately EUR 450 million (NOK 3.6 billion) is assumed. The acquisition is being financed by Hydro's cash holdings and credit facilities. The acquisition is subject to approval by competition authorities in some countries and by the European Union. Hydro anticipates that such approvals will be forthcoming and the final terms of the acquisition, and payment for the VAW shares, can be completed in the first quarter of 2002. Alcan, the Canadian aluminium company, has asserted that it has a pre-emptive right, triggered by a change of control of VAW, for VAW's 50% interest in the Alu-Norf rolling mill located in Germany. Alcan has initiated legal proceedings against VAW in Germany. VAW disputes that such a pre-emptive right exists, and Hydro supports this position. VAW will be included in Hydro's accounts from completion of the acquisition.

Assets acquired and liabilities assumed in the VAW acquisition will be accounted for at fair value. Pro forma information is based on preliminary estimates for fair value of assets and liabilities in VAW. The preliminary allocation of purchase price does not indicate major intangible assets. Excess values are for the most part allocated to tangible fixed assets. The preliminary allocation does not indicate goodwill in the transaction.

Amounts in NOK million	
Preliminary allocation of purchase price	
External cash and cash equivalents	191
Other current assets	12,684
Property, plant and equipment	21,510
Other non-current assets	3,753
Short-term liabilities	(7,855)
Long-term liabilities	(14,717)
Minority interests	(327)
Estimated fair value of net assets of VAW	15,239

Purchase price allocation may be changed after takeover of the business.

In November, an agreement was signed to purchase the French building systems group Technal for a price of EUR 73 million (NOK 580 million) and the assumption of approximately NOK 307 million in debt. The aquisition was completed 25 January, 2002.

2001 Dispositions Hydro concluded the sale of Hydro Seafood's activities based in UK, Hydro Seafood GSP Ltd. The sale resulted in a pretax gain of NOK 418 million. Hydro sold the remainder of its electric power grid in Norway, resulting in a pretax gain of NOK 179 million.

2000 Acquisitions Hydro acquired 100 percent of the shares in Wells Aluminium Corporation, an aluminium extruder in the United States of America. The purchase price was NOK 1,352 million, including debt assumed of NOK 870 million.

In July 2000, Hydro entered into an agreement to acquire 58 percent of Adubos Trevo, a Brazilian fertilizer company. As of 31 December 2000, 20.3 percent of the total shares and 51 percent of the voting shares were transferred to Hydro. The purchase price for the total acquisition was NOK 374 million including assumed debt. Transfer of the remaining shares were finalized during the first six months of 2001.

2000 Dispositions During 2000, Hydro sold subsidiaries and ownership interests for a total consideration of NOK 10.3 billion. The dispositions resulted in a total pretax gain of NOK 3,161 million. In April, Hydro entered into an agreement with a Dutch company, Nutreco Holding N.V., to sell its salmon production and sales activities operating as Hydro Seafood AS. Approximately 80 percent of the total operations was transferred to Nutreco in November. The activities based in the United Kingdom were excluded as a result of objection from the UK competition authorities.

Hydro's activities on the British Continental Shelf were sold to Conoco (UK). These activities were acquired as a part of Hydro's acquisition of Saga Petroleum ASA (Saga) in 1999. In addition, Hydro disposed of its shares in Dyno ASA and Autoplastics AB (now Sapa Autoplastics AB).

1999 Acquisitions Hydro and Den norske stats oljeselskap a.s (now Statoil ASA) jointly acquired all the outstanding ordinary shares of Saga, an independent oil and gas exploration and production company. The consideration paid by Hydro consisted of a cash payment and one ordinary share for every three shares of Saga. The aggregate value of the payment per Saga share was NOK 135. All of Saga's outstanding ordinary shares were acquired, representing a total value of NOK 20.2 billion.

As part of the agreement, certain of Saga's oil and gas production licenses having a market value of NOK 8.4 billion were transferred to Statoil in exchange for all of Statoil's shares in Saga and a cash payment of NOK 4,361 million. The transfer to Statoil was made with effect from 1 July, 1999.

Hydro's acquisition cost was NOK 16.3 billion. The purchase was executed by the issuance of 37.5 million ordinary shares and a cash payment of NOK 4,629 million. Saga was included in Hydro's consolidated financial statements beginning 1 July, 1999 and the assets and liabilities acquired were recorded at their fair value. The fair value allocated to Saga's oil and gas production licenses and certain pipelines was NOK 11.6 billion after adjustments recorded in 2000.

1999 Dispositions Hydro disposed of the following significant subsidiaries or ownership interests for aggregate proceeds of NOK 2.4 billion, resulting in a pre-tax gain of NOK 1,408 million:

Company	Location	Business
Mabo activities	Norway	Petrochemicals
Hydro Coatings	United Kingdom	Petrochemicals
Pronova Biopolymer a.s activities	Norway	Alginates

Hydro and Grånges AB (now Sapa AB) merged their respective autoplastics activities and formed Grånges Autoplastics AB (now Autoplastics AB). The transaction was accounted for as a non-monetary exchange, in which Hydro exchanged shares in subsidiaries for a 40 percent ownership in the new company. The transaction was recorded at fair value and resulted in a pretax loss of NOK 58 million.

Pro Forma Information (Unaudited)

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2001.

Amounts in NOK million	31 December, 2001
Assets	222,427

Amounts in NOK million	Year 2001
Operating revenues	180,567
Operating income	22,732
EBITDA	40,628
Net income	8,225
Earnings per share in NOK	31.80

This pro forma information has been prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the transaction occurred on the date described above. The pro forma information is based on Hydro's results for 2001 and preliminary results for VAW for 2001, presented in accordance with US GAAP. Some accounting principles differ from Hydro's normal application. For example, VAW uses the LIFO (last-in-first-out) method for inventory valuation. In general, uncertainty related to pro forma information is higher than for historic accounts.

Pro forma adjustments are made for fair value adjustments for assets and liabilities, depreciation and amortization of these adjustments, finance cost of the acquisition price, and deferred tax related to the above mentioned adjustments. Significant sales and receivables between the companies are eliminated.

The effect of the remaining acquisitions and dispositions for 2001 and 2000 is not significant.

ONSOLIDATED SHAREHOLDERS' EQUITY

unts in NOK million pt number of shares ousands	Ordinary Shares issued Norsk Hydro ASA Number	Amount	Additional paid-in capital	Total paid-in capital	Retained earnings	Treasury Stock Norsk Hydro ASA Number	Amount	Accumulated other comprehensive income	Total shareholders' equity[1]
ance 31 December, 1998	229,073	4,581	4,203	8,784	38,065	-	-	1,442	48,291
income 1999					3,416				3,416
dend declared and paid									
OK 7.50 per share)					(1,718)				(1,718)
nmon shares issued in Saga acquisition	37,524	751	10,852	11,603					11,603
unrealized gain on securities								2	2
mum pension liability								(8)	(8)
lge of net investment								36	36
chase of treasury stock						(5,000)	(1,599)		(1,599)
sury stock reissued to employees					(2)	109	35		33
eign currency translation								(559)	(559)
ance 31 December, 1999	266,597	5,332	15,055	20,387	39,761	(4,891)	(1,564)	913	59,497
income 2000					13,981				13,981
dend declared and paid									
OK 8.00 per share)					(2,094)				(2,094)
unrealized loss on securities								(3)	(3)
imum pension liability								(95)	(95)
lge of net investment								(412)	(412)
chase of treasury stock						(2,041)	(763)		(763)
sury stock reissued to employees			4	4	(1)	322	103		106
eign currency translation								1,010	1,010
ance 31 December, 2000	266,597	5,332	15,059	20,391	51,647	(6,610)	(2,224)	1,413	71,227
income 2001					**7,892**				**7,892**
dend declared and paid									
OK 9.50 per share)					**(2,470)**				**(2,470)**
unrealized gain on securities								**41**	**41**
mum pension liability								**(397)**	**(397)**
lge of net investment								**89**	**89**
h flow hedges								**136**	**136**
chase of treasury stock						**(2,959)**	**(1,155)**		**(1,155)**
sury stock reissued to employees			**16**	**16**		**351**	**122**		**138**
sury stock reissued for acquisition									
shares in Hydro Asia Pacific			**(5)**	**(5)**		**256**	**90**		**85**
eign currency translation					**1**			**(794)**	**(793)**
ance 31 December, 2001	**266,597**	**5,332**	**15,070**	**20,402**	**57,070**	**(8,962)**	**(3,167)**	**488**	**74,793**

1) See note 26 for a reconciliation to N GAAP equity.

Components of Accumulated Other Comprehensive Income and Related Tax Effects

	31 December, 2001			31 December, 2000			31 December, 1999		
Amounts in NOK million	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net
Unrealized gain on securities	**58**	**(17)**	**41**	-	-	-	5	-	5
Less: Reclassification adjustment	**-**	**-**	**-**	(3)	-	(3)	(3)	-	(3)
Net unrealized gain (loss) on securities	**58**	**(17)**	**41**	(3)	-	(3)	2	-	2
Net investment hedge	**124**	**(35)**	**89**	(574)	162	(412)	50	(14)	36
Net cash flow hedge	**188**	**(52)**	**136**	-	-	-	-	-	-
Minimum pension liability adjustment	**(553)**	**156**	**(397)**	(132)	37	(95)	(11)	3	(8)
Foreign currency translation	**(671)**	**-**	**(671)**	1,328	-	1,328	(576)	-	(576)
Loss(gain) on companies sold	**(123)**	**-**	**(123)**	(318)	-	(318)	17	-	17
Net foreign currency translation	**(794)**	**-**	**(794)**	1,010	-	1,010	(559)	-	(559)
Total accumulated other comprehensive income	**(977)**	**52**	**(925)**	301	199	500	(518)	(11)	(529)

Norsk Hydro ASA had authorized and issued 266,596,650 ordinary shares having a par value of NOK 20 per share for the years ended 31 December, 2001, 2000, and 1999. As of 31 December, 2001, 8,962,478 shares were treasury stock resulting in 257,634,172 outstanding ordinary shares (for 2000 259,986,070 oustanding ordinary shares). For N GAAP, the amount for the treasury stock of NOK 3,167 million was comprised of NOK 179 million for share capital and NOK 2,988 million for retained earnings. In 2001, Hydro acquired 2,958,554 of the company's own shares for a market price of NOK 1,155 million. The share repurchase was authorized at the Annual General Meeting. The shares may be used as consideration in connection with commercial transactions or share schemes for the employees and representatives of the Corporate Assembly and the Board of Directors. In July and August 2001, Hydro sold 350,997 shares of its treasury stock to employees for a price of NOK 138 million. In December 2001, Hydro used 255,659 treasury shares with a fair value of NOK 85 million as consideration to Seletar Investments Pte. Ltd. in exchange for Seletar's 35 percent shareholding in Hydro Asia Pacific Pte. Ltd. The weighted average number of outstanding shares for the year ended 31 December, 2001 was 258,434,202. As of 31 December, 2001, the Kingdom of Norway's ownership interest in Norsk Hydro ASA was 45.3 percent adjusted for treasury stock. The share capital and paid-in premium in Norsk Hydro ASA's balance sheet are not available for dividend purposes.

4. STOCK-BASED COMPENSATION

Hydro has three stock-based compensation plans, a plan initiated in 1999 (the 1999 Plan), the Executive Share Option Plan 2001 established in 2001 and a subsidized share purchase plan for permanent employees.

The 1999 Plan is a fixed award that authorized the award of options to corporate officers and to certain key employees to be exercised in the period from 1 January, 2001 to 31 December, 2002. The employee must retain 50 percent of the shares acquired under the plan for at least one year after the exercise date. The options expire if the employee voluntarily leaves the company before exercising the options and are generally non-transferable.

The Executive Share Option Plan 2001 is a variable award *that relates to options granted to approximately 30 persons in* Hydro's top management including the president and CEO, persons in the corporate management board and others. During 2001, 92,000 options were granted. The options vesting schedule is based on shareholder return, as defined in the Plan calculated over a three-year performance period beginning in May 2001. If shareholder return is less than 12% none of the options vest. If the shareholder return achieved is between 12% and 20% the corresponding percentage of options that vest increases linearly between 20% and 100%. The options are exercisable for two years following the three-year performance period. All the shares authorized for both plans have been granted.

During 1999, 165,000 options were granted under the 1999 Plan at an exercise price of NOK 367.50. There were no options exercised or cancelled during 1999. During 2000 there were no options granted, exercised or canceled. Activity for 2001 is as follows:

Options outstanding	Number of shares	Strike price (in NOK)	Fair value per share (in NOK)
1 January, 2001	165,000	367.50	42
Granted	92,000	390.40	82
Exercised	3,500	367.50	-
31 December, 2001	**253,500**	**375.80**	**-**
Options exercisable:			
31 December 1999	-	-	-
31 December 2000	-	-	-
31 December, 2001	**161,500**	**367.50**	**-**

The grant date fair value of the options granted in 1999 and 2001 was NOK 42 and NOK 82 per option respectively which approximated the market price on the grant date. There was no

ompensation expense recognized during 1999, 2000 or 2001 elated to these awards.

As of 31 December, 2001, 161,500 options related to the 999 Plan with an exercise price of NOK 367.50 were outstanding and exercisable with a remaining contractual life of 1 year. n addition, 92,000 options related to the Executive Share Option Plan 2001 with an exercise price of NOK 390.40 were outstanding with a remaining contractual life of 4.3 years, none of which were exercisable.

In March 2001 Hydro expanded the existing subsidized share-purchase plan for employees in Norway. Under this plan Hydro's employees in Norway receive a NOK 1,500 share-purchase rebate to purchase shares of Norsk Hydro, which corresponds to a 20% discount from the market price. If shareholder return, as defined by the plan, meets or exceeds 12% in the period from 1 June to 31 May (the measurement period), employees receive an additional rebate of NOK 4,500 for a total of NOK 6,000, which corresponds to a 50 percent discount from the market price. The performance criteria was met for the 2000-2001 measurement period. In June 2001, 347,474 shares were awarded to employees at a per share price of NOK 196.90. Compensation expense recognized in 2001 related to this award was approximately NOK 68 million.

At 31 December 2001, it was not considered probable that the 12 percent performance target would be met for the 2001-2002 measurement period, consequently the expected rebate for this award will be NOK 1,500 or 20 percent. Compensation expense recognized in 2001 related to this award amounted to approximately NOK 14 million.

Pro Forma Information (Unaudited)

Statement of Financial Accounting Standards (SFAS) No. 123 requires disclosure of certain pro forma information based on the estimated fair value of the options granted if the intrinsic value method is used to measure compensation expense (See Note 1). Under the fair value method defined by SFAS No. 123, compensation expense is measured by using estimated fair value of the options at the date of the grant. For the pro forma disclosure, the estimated fair value is amortized from the date of the grant until the options become exercisable. The following unaudited pro forma information is presented as if the fair value method of accounting for stock-based compensation had been used.

In NOK millions, except for earnings per share (unaudited)	2001	2000	1999
Pro forma net income	**7,890**	13,974	3,416
Pro forma earnings per share	**30.50**	53.40	13.80

Hydro uses valuation model based on the Black-Scholes option-pricing model. The weighted average assumptions used in the model for the 1999 plan are: expected life of 2 years, expected volatility of 31 percent, and a risk-free interest of 5.9 percent and a dividend yield of about 2.5 percent.

The weighted average assumptions used in model for the 2001 plan are: expected life of 3 years, expected volatility of 29 percent, and a risk-free interest of 6.7 percent and a dividend yield of about 2.5 percent. The model also includes an assumption regarding the probability of meeting the performance criteria.

5. OPERATING AND GEOGRAPHIC SEGMENT INFORMATION

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources. Generally, financial information is required to be disclosed on the same basis that is used internally enabling investors to see the company through the eyes of management.

Hydro's operating segments are managed separately and each operating segment represents a strategic business area that offers different products and serves different markets. Hydro's operating segments are the three business areas Hydro Oil and Energy, Hydro Light Metals and Hydro Agri. The business areas are divided into sub-segments representing different parts of the value chain.

Hydro Oil and Energy consists of Exploration and Production, Energy and Oil Marketing. Exploration and Production is responsible for Hydro's oil and gas exploration, field development, and operation of production and transportation facilities. Energy produces and sells electricity generated at hydro-electric power stations in Norway, primarily for use in Hydro's own production facilities. Energy also handles trading of crude oil, natural gas liquids (NGL) and refined oil products as well as trading activities in the Norwegian, Swedish and UK markets. Oil Marketing markets and distributes gasoline and other oil products.

Hydro Light Metals consists of Aluminium Metal Products, Aluminium Extrusion and Other Light Metals. Aluminium Metal Products' activities include the production of primary aluminium, remelting of metal, and the international trading of alumina, aluminium and aluminium products. Aluminium Extrusion is involved in the manufacture and sale of extruded aluminium products. Other Light Metals consist of Aluminium Rolled Products, Automotive Structures and Magnesium.

Hydro Agri consists of Plant Nutrition, Gas and Chemicals and A/S Korn og Foderstof Kompagniet. Plant Nutrition's main activities are the production and sale of ammonia and fertilizer products, including nitrate fertilizer, complex fertilizer and urea. Most of the production takes place in Europe while trading is done worldwide. Gas and Chemicals markets numerous products which mainly have their origin in Hydro's ammonia and fertilizer production. A/S Korn og Foderstof Kompagniet is primarily engaged in the production and sale of animal and fish feed, as well as the trading of grain, feedstuffs, fertilizers and other agricultural related products. Petrochemicals is a producer of the plastic raw material polyvinyl chloride (PVC) in Scandinavia and in the UK.

Operating Segment Information

Hydro's steering model referred to as value-based management, reflects management's focus on cash flow-based performance indicators, before and after taxes. EBITDA [1] (defined as income/loss before tax, interest expense, depreciation, amortization, write-downs and certain other financial items) is an approximation of cash flow from operations before taxes. EBITDA is considered an important measure of performance for the company's operational areas and operating segments. EBITDA, in addition to operating income includes financial income, results from non-consolidated investee companies as well as gains and losses on sales of activities classified as "Other Income, net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values and goodwill in non-consolidated investee companies.

Hydro also uses cash return on gross investment (CROGI) as a measure of annual rate of return on assets employed. CROGI is defined as gross cash flow after taxes, divided by average gross investment [2], while gross cash flow is defined as EBITDA less total tax expense, gross investment is defined as total assets plus accumulated depreciation, amortization and write-downs, minus short-term interest-free debt [3]. Hydro manages long-term funding and taxes on a group basis. Therefore, segment debt is defined as short-term interest free liabilities excluding corporate income taxes payable and short-term deferred tax liabilities.

Certain segment information such as EBITDA and Gross Investment are non-gaap measures. Therefore there is no directly corresponding figure in the financial statements.

Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Results of activities considered incidental to Hydro's main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption 'Corporate'. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. The accounting policies of the operating segments reflect those described in the summary of significant accounting policies. See Note 1.

1) EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.
2) Deferred tax assets are not included in gross investment.
3) Deferred tax liabilities and taxes payable are not deducted from gross investment.

unts in NOK million	External revenues 2001	2000	1999	Internal revenues 2001	2000	1999	Total operating revenues [1] 2001	2000	1999
oration and Production	**7,848**	9,436	6,996	**25,434**	26,058	10,410	**33,282**	35,494	17,406
gy [1]	**35,725**	36,749	16,128	**7,349**	7,842	4,237	**43,074**	44,591	20,365
larketing	**3,725**	4,088	2,648	**4**	6	4	**3,729**	4,094	2,652
inations	-	-	-	**(28,069)**	(29,056)	(12,068)	**(28,069)**	(29,056)	(12,068)
ro Oil and Energy	**47,298**	50,273	25,772	**4,718**	4,850	2,583	**52,016**	55,123	28,355
inium Metal Products [1]	**28,190**	27,157	19,331	**6,252**	6,377	5,209	**34,442**	33,534	24,540
inium Extrusion	**15,384**	15,763	11,974	**170**	118	107	**15,554**	15,881	12,081
r Light Metals	**7,368**	7,887	7,442	**235**	339	274	**7,603**	8,226	7,716
inations	-	-	-	**(6,516)**	(6,511)	(4,857)	**(6,516)**	(6,511)	(4,857)
ro Light Metals	**50,942**	50,807	38,747	**141**	323	733	**51,083**	51,130	39,480
t Nutrition	**32,295**	31,187	24,776	**2,097**	2,557	2,023	**34,392**	33,744	26,799
and Chemicals	**4,513**	4,569	4,521	**136**	207	197	**4,649**	4,776	4,718
Korn- og Foderstof Kompagniet	**10,967**	10,412	9,558	**33**	226	198	**11,000**	10,638	9,756
inations	-	-	-	**(1,851)**	(2,192)	(1,615)	**(1,851)**	(2,192)	(1,615)
ro Agri	**47,775**	46,168	38,855	**415**	798	803	**48,190**	46,966	39,658
ochemicals	**5,321**	6,211	5,221	**53**	59	125	**5,374**	6,270	5,346
r Activities [2]	**1,426**	3,288	3,194	**4,561**	4,553	4,254	**5,987**	7,841	7,448
nents	**152,762**	156,747	111,789	**9,888**	10,583	8,498	**162,650**	167,330	120,287
oorate	**73**	114	166	**448**	285	192	**521**	399	358
inations	-	-	-	**(10,336)**	(10,868)	(8,690)	**(10,336)**	(10,868)	(8,690)
l	**152,835**	156,861	111,955	-	-	-	**152,835**	156,861	111,955

unts in NOK million	Depreciation, depletion and amortization 2001	2000	1999	Other operating expenses 2001	2000	1999	Operating income (loss) before fin. and other income 2001	2000	1999
oration and Production	**7,791**	8,046	6,072	**7,678**	7,340	5,494	**17,813**	20,108	5,840
gy [1]	**119**	127	214	**41,558**	42,850	19,207	**1,397**	1,614	944
larketing	**110**	113	140	**3,651**	3,926	2,343	**(32)**	55	169
nations	-	2	-	**(28,069)**	(29,085)	(12,077)	-	27	9
o Oil and Energy	**8,020**	8,288	6,426	**24,818**	25,031	14,967	**19,178**	21,804	6,962
inium Metal Products [1]	**582**	622	537	**32,404**	30,091	22,646	**1,456**	2,821	1,357
inium Extrusion	**686**	537	391	**14,726**	14,653	11,041	**142**	691	649
r Light Metals	**482**	486	576	**8,567**	7,883	6,924	**(1,446)**	(143)	216
nations	-	-	-	**(6,549)**	(6,478)	(4,814)	**33**	(33)	(43)
o Light Metals	**1,750**	1,645	1,504	**49,148**	46,149	35,797	**185**	3,336	2,179
Nutrition	**1,275**	1,286	1,246	**31,365**	31,468	27,792	**1,752**	990	(2,239)
and Chemicals	**295**	354	396	**3,992**	4,109	3,973	**362**	313	349
Korn- og Foderstof Kompagniet	**266**	257	211	**10,760**	10,425	9,312	**(26)**	(44)	233
nations	-	-	-	**(1,869)**	(2,236)	(1,601)	**18**	44	(14)
o Agri	**1,836**	1,897	1,853	**44,248**	43,766	39,476	**2,106**	1,303	(1,671)
chemicals	**353**	395	383	**5,122**	5,610	4,850	**(101)**	265	113
Activities [2]	**292**	293	307	**5,913**	7,568	6,867	**(218)**	(20)	274
nents	**12,251**	12,518	10,473	**129,249**	128,124	101,957	**21,150**	26,688	7,857
orate [3]	**22**	25	26	**571**	(1,414)	461	**(72)**	1,788	(129)
nations	-	(5)	(5)	**(10,341)**	(10,853)	(8,692)	**5**	(10)	7
	12,273	12,538	10,494	**119,479**	115,857	93,726	**21,083**	28,466	7,735

sentation of income from certain trading activities has been changed from net presentation of margin to gross presentation as operating revenues and raw terials. This includes metal trading within Aluminium Metal Products and trading of petroleum products within Energy. Prior periods have been reclassified to be presented on a consistent basis.
er Activities consists of the following: Seafood, Pronova, Industrial Insurance, Technology and Projects and Hydro Business Partner.
rporate's operating income (loss) includes a net periodic pension credit of NOK 421 million, NOK 2,263 million and NOK 470 million in 2001, 2000 and 99, respectively. In 2000, Hydro changed the way it allocates pension costs to its Norwegian operations. Previously costs were determined based on the nber of years of service resulting in a concentration of the total costs towards the end of the service period. The change resulted in non-recurring charges to segments with a corresponding credit of NOK 2,007 million reflected in Corporate, which is included in Corporate's net periodic pension credit. Part of se costs have been charged to external parties resulting in a positive effect to the Company of NOK 470 million.

Amounts in NOK million	Equity in net income non-consolidated investees 2001	2000	1999	Other income, net 2001	2000	1999	EBITDA 2001	2000	1999
Exploration and Production	**35**	21	(13)	**-**	387	-	**25,768**	28,656	11,971
Energy	**17**	(6)	(9)	**179**	-	-	**1,721**	1,745	1,148
Oil Marketing	**15**	21	117	**-**	-	-	**115**	211	451
Eliminations	**(2)**	-	-	**-**	-	-	**-**	29	9
Hydro Oil and Energy	**65**	36	95	**179**	387	-	**27,604**	30,641	13,579
Aluminium Metal Products	**196**	237	62	**-**	-	-	**2,414**	3,744	2,016
Aluminium Extrusion	**(61)**	10	12	**(25)**	50	-	**767**	1,307	1,071
Other Light Metals	**(17)**	16	(89)	**-**	72	(58)	**(672)**	483	717
Eliminations	**-**	-	-	**-**	-	-	**34**	(33)	(44)
Hydro Light Metals	**118**	263	(15)	**(25)**	122	(58)	**2,543**	5,501	3,760
Plant Nutrition	**326**	316	210	**-**	-	-	**3,774**	2,841	(119)
Gas and Chemicals	**4**	33	5	**(53)**	-	-	**628**	712	760
A/S Korn- og Foderstof Kompagniet	**2**	-	-	**-**	89	-	**350**	386	515
Eliminations	**-**	-	-	**-**	-	-	**17**	43	(15)
Hydro Agri	**332**	349	215	**(53)**	89	-	**4,769**	3,982	1,141
Petrochemicals	**48**	1	(26)	**59**	-	383	**363**	662	855
Other Activities [1]	**1**	19	19	**418**	1,609	1,025	**499**	1,896	2,170
Segments	**564**	668	288	**578**	2,207	1,350	**35,778**	42,682	21,505
Corporate [2]	**2**	4	51	**-**	954	-	**1,976**	3,919	426
Eliminations	**-**	-	-	**-**	-	-	**3**	8	13
Total	**566**	672	339	**578**	3,161	1,350	**37,757**	46,609	21,944

Amounts in NOK million	Gross Cash Flow after Tax 2001	2000	1999	Gross Investment 2001	2000	1999	CROGI 2001	2000	1999
Exploration and Production	**15,010**	16,309	8,428	**118,494**	111,038	113,811	**13.1 %**	14.5 %	9.4 %
Energy	**1,093**	1,096	770	**6,648**	6,004	6,508	**17.3 %**	17.5 %	12.1 %
Oil Marketing	**115**	188	394	**3,581**	3,682	3,152	**3.2 %**	5.5 %	13.0 %
Eliminations	**-**	20	7	**(51)**	(56)	-	**-**	-	-
Hydro Oil and Energy	**16,218**	17,613	9,599	**128,672**	120,668	123,471	**13.0 %**	14.4 %	9.7 %
Aluminium Metal Products	**1,975**	2,895	1,603	**21,178**	21,977	18,071	**9.2 %**	14.5 %	9.2 %
Aluminium Extrusion	**727**	1,079	871	**9,253**	9,475	7,099	**7.8 %**	13.0 %	11.9 %
Other Light Metals	**(672)**	483	662	**12,645**	13,831	13,159	**(5.1) %**	3.6 %	5.1 %
Eliminations	**23**	(32)	(31)	**(80)**	(114)	(83)	**-**	-	-
Hydro Light Metals	**2,053**	4,425	3,105	**42,996**	45,169	38,246	**4.7 %**	10.6 %	8.3 %
Plant Nutrition	**3,139**	2,456	(119)	**32,879**	35,161	34,738	**9.2 %**	7.0 %	(0.3) %
Gas and Chemicals	**530**	615	653	**4,146**	5,147	4,591	**11.4 %**	12.6 %	14.3 %
A/S Korn- og Foderstof Kompagniet	**327**	347	424	**7,867**	7,499	6,331	**4.3 %**	5.0 %	6.8 %
Eliminations	**13**	31	(16)	**(5)**	(19)	(55)	**-**	-	-
Hydro Agri	**4,009**	3,449	942	**44,887**	47,788	45,605	**8.7 %**	7.4 %	2.0 %
Petrochemicals	**363**	582	706	**8,900**	10,197	9,460	**3.8 %**	5.9 %	7.3 %
Other Activities [1]	**442**	1,431	1,630	**5,798**	6,506	9,065	**7.2 %**	18.4 %	18.5 %
Segments	**23,085**	27,500	15,982	**231,253**	230,328	225,847	**10.0 %**	12.1 %	8.0 %
Corporate [2]	**1,394**	2,760	329	**80,506**	92,723	58,578	**1.6 %**	3.6 %	0.7 %
Eliminations	**(473)**	171	1,296	**(45,224)**	(62,844)	(49,156)	**-**	-	-
Total	**24,006**	30,431	17,607	**266,535**	260,207	235,269	**9.1 %**	12.3 %	8.4 %

1) Other Activities consists of the following: Seafood, Pronova, Industrial Insurance, Technology and Projects and Hydro Business Partner.
2) Corporate's EBITDA includes a net periodic pension credit of NOK 421 million, NOK 2,263 million and NOK 470 million in 2001, 2000 and 1999, respectively. In 2000, Hydro changed the way it allocates pension costs to its Norwegian operations. Previously costs were determined based on the number of years of service resulting in a concentration of the total costs towards the end of the service period. The change resulted in non-recurring charges to the segments with a corresponding credit of NOK 2,007 million reflected in Corporate, which is included in Corporate's net periodic pension credit. Part of these costs have been charged to external parties resulting in a positive effect to the Company of NOK 470 million.

ıounts in NOK million	Current assets [3] 2001	2000	Non-current assets 2001	2000	Assets [3] 2001	2000
ɔloration and Production	**8,546**	9,888	**70,760**	68,861	**79,306**	78,749
ergy	**5,048**	5,061	**3,937**	3,606	**8,985**	8,667
Marketing	**1,751**	1,913	**1,506**	1,582	**3,257**	3,495
minations	**(2,220)**	(2,586)	**(53)**	(58)	**(2,273)**	(2,644)
·dro Oil and Energy	**13,125**	14,276	**76,150**	73,991	**89,275**	88,267
ıminium Metal Products	**9,178**	10,542	**9,018**	7,423	**18,196**	17,965
ıminium Extrusion	**4,708**	5,340	**4,478**	4,682	**9,186**	10,022
her Light Metals	**3,637**	3,516	**5,285**	5,117	**8,922**	8,633
minations	**(1,142)**	(1,315)	-	-	**(1,142)**	(1,315)
·dro Light Metals	**16,381**	18,083	**18,781**	17,222	**35,162**	35,305
ant Nutrition	**13,124**	14,917	**10,420**	11,525	**23,544**	26,442
ıs and Chemicals	**1,516**	2,128	**1,576**	2,033	**3,092**	4,161
S Korn- og Foderstof Kompagniet	**4,254**	4,501	**2,331**	1,951	**6,585**	6,452
iminations	**(187)**	(1,011)	**(2)**	(2)	**(189)**	(1,013)
ydro Agri	**18,707**	20,535	**14,325**	15,507	**33,032**	36,042
ɜtrochemicals	**1,554**	2,318	**3,554**	3,424	**5,108**	5,742
ther Activities [1]	**4,224**	4,620	**1,186**	1,241	**5,410**	5,861
ɜgments	**53,991**	59,832	**113,996**	111,385	**167,987**	171,217
orporate	**32,542**	59,342	**50,820**	36,209	**83,362**	95,551
iminations	**(6,210)**	(37,379)	**(47,217)**	(33,035)	**(53,427)**	(70,414)
ɔtal	**80,323**	81,795	**117,599**	114,559	**197,922**	196,354

mounts in NOK million	Non-consolidated investees, *investments and advances* 2001	2000	Segment debt [4] 2001	2000	Investments [5] 2001	2000
xploration and Production	**625**	91	**5,508**	5,779	**9,618**	8,322
nergy	**578**	429	**4,230**	4,549	**366**	123
il Marketing	**867**	882	**893**	1,061	**106**	63
iminations	**25**	-	**(2,219)**	(2,585)	-	29
ydro Oil and Energy	**2,095**	1,402	**8,412**	8,804	**10,090**	8,537
luminium Metal Products	**2,603**	1,702	**4,516**	4,311	**1,900**	2,561
luminium Extrusion	**57**	99	**2,906**	3,138	**710**	1,962
ther Light Metals	**628**	697	**1,886**	1,465	**917**	552
liminations	-	-	**(1,085)**	(1,234)	-	-
ydro Light Metals	**3,288**	2,498	**8,223**	7,680	**3,527**	5,075
ant Nutrition	**2,419**	2,241	**5,424**	6,309	**657**	1,093
as and Chemicals	**100**	153	**696**	910	**140**	240
/S Korn- og Foderstof Kompagniet	**129**	2	**1,028**	1,199	**684**	548
liminations	**(2)**	(2)	**(186)**	(999)	-	-
ydro Agri	**2,646**	2,394	**6,962**	7,419	**1,481**	1,881
etrochemicals	**1,168**	576	**950**	1,123	**347**	540
ther Activities [1]	**1**	4	**1,417**	1,243	**341**	474
egments	**9,198**	6,874	**25,964**	26,269	**15,786**	16,507
orporate	**489**	337	**2,567**	2,778	**542**	83
liminations	-	-	**(3,983)**	(3,537)	-	(25)
ɔtal	**9,687**	7,211	**24,548**	25,510	**16,328**	16,565

Current assets and assets *excludes internal cash* accounts and accounts receivable related to group relief.
Segment debt is defined as short-term interest free liabilities excluding corporate income taxes payable and short-term deferred tax liabilities.
Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.

Amounts in NOK million	Assets 2001	2000	Long-lived assets 2001	2000	Investments 2001	200
Europe:						
Norway	**115,838**	113,375	**80,871**	79,931	**8,630**	8,080
EU:						
Great Britain	**6,563**	6,754	**1,826**	2,114	**200**	464
Germany	**3,028**	3,121	**1,260**	1,258	**141**	63
France	**6,221**	9,260	**1,531**	1,595	**272**	122
Sweden	**7,394**	7,364	**1,949**	1,985	**477**	256
Denmark	**8,516**	8,391	**3,428**	3,054	**1,000**	651
Italy	**3,153**	3,125	**749**	790	**50**	120
Spain	**920**	732	**300**	160	**197**	89
The Netherlands	**6,396**	6,612	**1,126**	2,093	**439**	1,113
Other	**4,567**	4,671	**551**	588	**110**	111
Total EU	**46,758**	50,030	**12,720**	13,637	**2,886**	2,989
Other Europe	**848**	885	**210**	258	**28**	37
Total Europe	**163,444**	164,290	**93,801**	93,826	**11,544**	11,106
Outside Europe:						
USA	**7,681**	8,137	**2,102**	2,179	**312**	1,678
Asia	**5,012**	4,386	**2,891**	2,266	**805**	456
Other Americas	**6,584**	5,785	**4,286**	2,742	**770**	1,334
Africa	**6,126**	4,164	**4,176**	2,484	**1,874**	881
Canada	**8,908**	9,454	**7,149**	7,446	**987**	1,078
Australia and New Zealand	**167**	138	**144**	105	**36**	32
Total outside Europe	**34,478**	32,064	**20,748**	17,222	**4,784**	5,459
Total	**197,922**	196,354	**114,549**	111,048	**16,328**	16,565

Amounts in NOK million	Operating revenues 2001	2000	1999
Europe:			
Norway	**12,595**	14,238	10,745
EU:			
Great Britain	**20,787**	19,311	12,063
Germany	**18,942**	18,503	11,572
France	**12,155**	16,538	11,104
Sweden	**11,425**	13,494	10,024
Denmark	**7,262**	7,256	6,729
Italy	**6,801**	6,562	5,624
Spain	**3,757**	3,751	2,693
The Netherlands	**3,291**	3,163	2,533
Other	**9,088**	8,139	6,015
Total EU	**93,508**	96,717	68,357
Switzerland	**6,063**	5,550	3,792
Other Europe	**5,529**	5,434	4,056
Total Europe	**117,695**	121,939	86,950
Outside Europe:			
USA	**16,584**	16,849	11,721
Asia	**6,479**	7,377	5,854
Other Americas	**6,035**	5,099	3,330
Africa	**4,156**	3,811	2,204
Canada	**1,419**	1,231	1,520
Australia and New Zealand	**467**	555	376
Total outside Europe	**35,140**	34,922	25,005
Total	**152,835**	156,861	111,955

The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in *non-consolidated investees; property, plant* and equipment (net of accumulated depreciation) and non-current financial assets.

Operating revenues are identified by customer location. Presentation of income from certain trading activities in 2000 was changed from net presentation of margin to gross presentation *as operating revenues* and raw materials. This includes metal trading within Aluminium Metal Products and trading in petroleum products within Energy. Prior periods have been reclassified *to be presented on a consistent basis.*

. RESTRUCTURING COSTS

n October of 2001 Hydro decided to discontinue production of rimary magnesium in Norway. Hydro will close down the Porsrunn production facilities, dismantle the buildings, and carry ut the necessary clean up of the area. Production is expected o end during the first quarter of 2002. Dismantling and clean-up ork are expected to begin immediately after production ends nd to be completed during 2003. Restructuring costs of NOK 61 million were recorded in 2001. Of this amount, NOK 261 milon was charged as an impairment loss on the plant facilities. he remaining NOK 700 million of restructuring costs included ermination costs for customer and supplier agreements, workorce reduction costs, and dismantling and clean-up costs. Of his NOK 419 million in included in other short-term debt, the emaining amount is included in Long-term liabilities. Additional ost of approximately NOK 100 million are expected in first quarer 2002 assosiated with voluntary employee termination.

On 17 December, 1999, Hydro announced a restructuring rogram in the Plant Nutrition segment. The program involved eductions in Hydro's fertilizer activities in Europe by eliminating ne million tonnes of nitrate fertilizer capacity. The reduction of roduction capacity was to be accomplished by the closure of hree and dismantlement of two plant facilities in Europe. The lant facilities were shut down in the second half of year 2000. s part of the closure of the plant facilities, restructuring costs of IOK 632 million and NOK 135 million respectively were recordd in 1999 and 2000. The restructuring costs of NOK 767 million icluded an impairment loss of NOK 444 million. The restructurig costs also included an accrual of NOK 323 million for costs discontinue the activities described above, including demanng. The major part of the activities are completed. The remaing accrual for costs to discontinue activities as of 31 December, 001 amounted to NOK 25 million and is included in other shortrm debt. Cash outlay in 2001 was NOK 88 million.

7. OPERATING COSTS AND EXPENSES

Operating costs include research and development, operating lease expense and payroll and related costs as follows:

Amounts in NOK million	2001	2000	1999
Research and development expense	**796**	898	1,043
Operating lease expense: 1)			
Drilling rigs, ships, office space	**1,488**	1,636	1,133
Office space leased from Hydro's independent pension trust	**212**	200	156
Total	**1,700**	1,836	1,289
Payroll and related costs:			
Salaries	**13,306**	12,023	11,314
Social security costs	**1,927**	1,609	1,600
Social benefits	**503**	486	517
Net periodic pension cost (Note 20)	**1,501**	734	620
Total	**17,237**	14,852	14,051

Estimating earnings relating to research and development costs incurred is considered impracticable for the years ended 31 December 2001, 2000, 1999. See also financial review page 61.

1) Total minimum future rentals of NOK 6,924 million are due under non-cancelable operating leases as follows (in NOK million): 2002 - 1,374; 2003 - 1,316; 2004 - 1,201; 2005 - 948; 2006 - 751; and thereafter - 1,334.

8. FINANCIAL INCOME AND EXPENSE

Amounts in NOK million	2001	2000	1999
Interest income	**2,762**	1,803	1,022
Net gain (loss) on securities	**(113)**	(168)	379
Dividends received	**198**	112	103
Interest income and other financial income	**2,847**	1,747	1,504
Interest expense	**(3,721)**	(4,045)	(3,405)
Capitalized interest	**685**	1,029	839
Net foreign exchange loss	**(416)**	(655)	(304)
Other, net	**(157)**	(234)	(185)
Interest expense and foreign exchange gain (loss)	**(3,609)**	(3,905)	(3,055)
Net financial expense	**(762)**	(2,158)	(1,551)

9. OTHER INCOME AND EXPENSE

In 2001, other income and expense of NOK 578 million consists of: Gain on sale of Hydro Seafood UK of NOK 418 million, gain on sale of transmission grid assets of NOK 179 million, gain on sale of Singapore Polymer Corporation of NOK 59 million, loss on sale of Oleochemicals of NOK 53 million and charges of NOK 25 million relating to the sale of Fundo a.s. in 2000.

Other income of NOK 3,161 million in 2000 consisted of gains on the disposal of the following operations: NOK 1,609 million for Hydro Seafood, NOK 954 million for shares in Dyno, NOK 387 million for Saga Petroleum UK, NOK 89 million for KFK's petfood business BS Pet Products AS, NOK 72 million for shares in Sapa Autoplastics AB, and NOK 50 million for Fundo a.s.

10. INCOME TAXES

Amounts in NOK million	2001	2000	1999
Income before taxes and minority interest:			
Norway	**18,763**	26,341	8,276
Other countries	**2,702**	3,800	(403)
Total	**21,465**	30,141	7,873
Current taxes:			
Norway	**13,631**	12,892	2,909
Other countries	**432**	819	644
Current income tax expense	**14,063**	13,711	3,553
Deferred taxes:			
Norway	**(576)**	2,131	1,458
Other countries	**263**	336	(674)
Deferred tax expense	**(313)**	2,467	784
Total income tax expense	**13,750**	16,178	4,337

Components of deferred income tax expense

Amounts in NOK million	2001	2000	1999
Deferred tax expense, excluding items below	**(230)**	2,567	671
Benefits of tax loss carryforwards	**2**	(58)	142
Tax expense (benefit) allocated to other comprehensive income	**52**	199	(11)
Effect of tax law changes	**78**	38	43
Net change in valuation allowance	**(215)**	(279)	(61)
Deferred tax expense - US GAAP	**(313)**	2,467	784
Adjustments to N GAAP:			
Tax effects of differences between US GAAP and N GAAP (Note 26)	***(17)***	*10*	*6*
Deferred tax expense – N GAAP	***(330)***	*2,477*	*790*

Reconciliation of Norwegian nominal statutory tax rate to effective tax rate

Amounts in NOK million	2001	2000	1999
Expected income taxes at statutory tax rate 1)	**6,010**	8,439	2,205
Petroleum surtax 2)	**8,915**	8,665	2,904
Uplift benefit 2)	**(800)**	(720)	(829)
Hydro-electric power surtax 3)	**190**	155	171
Tax law changes	**78**	38	43
Losses and other deductions with no tax benefit	**549**	417	776
Non-deductible expenses and amortization of goodwill	**101**	178	186
Foreign tax rate differences	**62**	117	(41)
Tax free income	**(395)**	(481)	(384)
Dividend exclusion	**(22)**	(22)	(10)
Losses and other benefits not previously recognized	**(637)**	(962)	(853)
Other, net	**(301)**	354	169
Income tax expense – US GAAP	**13,750**	16,178	4,337
Effective tax rate – US GAAP	**64.1%**	53.7%	55.1%
Tax effect of differences between US GAAP and N GAAP (Note 26)	***(17)***	*10*	*6*
Income tax expense – N GAAP	***13,733***	*16,188*	*4,343*
Income before taxes – N GAAP	***21,419***	*30,156*	*7,892*
Effective tax rate – N GAAP	***64.1%***	*53.7%*	*55.0%*

1) Norwegian nominal statutory tax rate is 28 percent.
2) Income from oil and gas activities on the Norwegian Continental Shelf is taxed according to the Petroleum Tax Law. This stipulates a surtax of 50 percent after deducting uplift, a special deduction for surtax, in addition to normal corporate taxation of 28 percent.
3) A surtax of 27 percent is applied to taxable income, with certain adjustments, for Norwegian hydro-electric power plants. The surtax comes in addition to the normal corporate taxation. Tax depreciation, including that from the upward revision of basis under the new law, is deductible for both corporate tax and surtax purposes.

x effects of temporary differences and tax loss carryfor- giving rise to deferred tax assets and liabilities were as s as of 31 December, 2001 and 2000.

	US GAAP Deferred Tax			
	Assets	Liabilities	Assets	Liabilities
its in NOK million	**2001**	**2001**	2000	2000
erm:				
table securities	**18**	**(25)**	11	-
ory valuation	**104**	**(291)**	115	(768)
ed expenses	**1,452**	**(453)**	1,289	(223)
ized exchange				
s) losses	**35**	**(61)**	54	(35)
benefit	**817**	**-**	823	-
	1	**(14)**	-	(21)
erm:				
table securities	**45**	**(54)**	-	-
lized exchange				
s) losses	**58**	**(2)**	119	(4)
ciation	**1,590**	**(25,075)**	2,007	(24,852)
lized interest	**-**	**(3,619)**	-	(4,003)
ation drilling costs	**-**	**(2,802)**	-	(2,816)
non-current assets	**1,235**	**(530)**	1,046	(547)
ed expenses	**1,391**	**(642)**	1,160	(574)
ons	**887**	**(1,317)**	550	(1,293)
ed (gains)				
s on sales	**238**	**(1,570)**	321	(1,368)
benefit	**1,528**	**-**	1,679	-
	163	**(1,391)**	378	(1,441)
ax loss				
forwards	**2,265**	**-**	2,494	-
tal	**11,827**	**(37,846)**	12,046	(37,945)
valuation				
vance	**(2,305)**	**-**	(2,724)	-
deferred tax				
ts and liabilities	**9,522**	**(37,846)**	9,322	(37,945)
tments for N GAAP:				
e 26)				
t and long-term:				
realized gains	-	*96*	-	*10*
deferred tax assets				
liabilities, N GAAP	*9,522*	*(37,750)*	*9,322*	*(37,935)*
N GAAP	*1,892*	*(30,120)*	*1,562*	*(30,175)*

ed income taxes have not been provided for on undistrib- earnings of foreign subsidiaries, amounting to NOK 9,759 , since those earnings are considered to be indefinitely ed. No deferred income taxes have been recognized on ributed earnings of Norwegian subsidiary which can be ed tax-free as dividends.

At the end of 2001, Hydro had tax loss carryforwards of NOK 6,944 million, primarily in Germany, Canada, Italy, France, Jamaica, Brazil and Trinidad. Carry forward amounts expire as follows:

Amounts in NOK million	
2002	300
2003	200
2004	370
2005	190
2006	277
After 2006	1,277
Without expiration	4,330
Total tax loss carryforwards	6,944

11. OTHER LIQUID ASSETS

Amounts in NOK million	2001	2000
Bank time deposits	**10**	33
Marketable equity securities	**869**	907
Debt securities and other	**1,542**	1,551
Total other liquid assets	**2,421**	2,491

The net change in unrealized gains on securities for the years ended 31 December 2001, 2000 and 1999 was a net loss of NOK 22 million, a net loss of NOK 358 million and a net gain of NOK 36 million, respectively. Total cost of marketable equity securities and debt securities and other was NOK 2,484 million and NOK 2,501 million as of 31 December, 2001 and 2000, respectively.

12. INVENTORIES

Amounts in NOK million	2001	2000
Finished goods	**10,023**	11,525
Work in progress	**773**	1,288
Raw materials	**4,998**	5,925
Total inventories	**15,794**	18,738

13. AVAILABLE-FOR-SALE SECURITIES

As of 31 December, 2001 and 2000, available-for-sale securities at cost amounted to NOK 4 million and NOK 0 million, respectively. Unrealized holding gain as of 31 December, 2001 was NOK 58 million.

14. NON-CONSOLIDATED INVESTEES

Amounts in NOK million	Hydro Texaco	Scanraff	Alunorte	Søral	Meridian	Qafco	Farmland	Noretyl	Other	Total
Balance 01.01.2000	907	344	-	362	629	841	345	-	3,538	6,966
Investments (sale), net		(11)	709						(1,006)	(308)
Change in long-term advances, net									(57)	(57)
Transfers (to) from other investments									(4)	(4)
Hydro's share of net income (loss)	20		53	188	64	152	3		217	697
Amortization and write-down			(21)		(44)				40	(25)
Dividends received by Hydro	(71)			(47)		(51)			(229)	(398)
Foreign currency translation and other	13	(1)	48		48	91	37		104	340
Balance 31.12.2000	869	332	789	503	697	1,033	385	-	2,603	7,211
Changes in 2001:										
Investments (sale), net			**300**		**(13)**	**96**			**417**	**800**
Change in long-term advances, net		**(19)**							**197**	**178**
Transfers (to) from other investments								**462**	**986**	**1,448**
Hydro's share of net income (loss)	**14**		**31**	**197**	**26**	**167**	**(14)**	**50**	**244**	**715**
Amortization and write-down			**(28)**		**(42)**				**(79)**	**(149)**
Dividends received by Hydro	**(1)**			**(100)**	**(15)**	**(45)**			**(311)**	**(472)**
Foreign currency translation and other	**(28)**	**(16)**	**78**		**(25)**	**15**	**7**		**(75)**	**(44)**
Balance 31.12.2001	**854**	**297**	**1,170**	**600**	**628**	**1,266**	**378**	**512**	**3,982**	**9,687**

Specification of Non-consolidated Investees

Amounts in NOK million, except ownership	Percentage owned by Hydro 2001	Investments in and advances to investees 2001	Investments in and advances to investees 2000	Hydro's current receivable (payable), net with investees 2001	Hydro's current receivable (payable), net with investees 2000
Hydro Texaco	**50.0%**	**854**	869	**(45)**	(120)
Scanraff	**21.5%**	**297**	332	**(8)**	(5)
Alunorte	**32.3%**	**1,170**	789	**(55)**	(65)
Søral	**49.9%**	**600**	503	**(121)**	(132)
Meridian	**49.0%**	**628**	697	**(57)**	10
Qafco	**25.0%**	**1,266**	1,033	**42**	(55)
Farmland Hydro	**50.0%**	**378**	385	**-**	-
Noretyl	**50.0%**	**512**	-	**(64)**	-
Others	**-**	**3,982**	2,603	**346**	246
Total		**9,687**	7,211	**38**	(121)

A description of significant investees' business, majority owners and the nature of related party transactions with Hydro including amounts if material follow:

Hydro Texaco a.s operates 916 gasoline stations and 162 diesel stations in Norway, Denmark and the Baltics. Hydro and ChevronTexaco Corp. each own 50 percent in the joint venture. Hydro sells and purchases oil related products with the joint venture at market prices. Sales from Hydro Texaco to Hydro amounted to NOK 558 million, NOK 900 million and NOK 660 million in 2001, 2000 and 1999, respectively. Sales from Hydro to Hydro Texaco amounted to NOK 1,194 million, NOK 969 million and NOK 628 million in 2001, 2000 and 1999, respectively.

Skandinaviska Raffinaderiet AB (Scanraff) and Skandinaviska Kracker AB (Scancracker) operate the Scanraff refinery and adjacent cracking facilities in Sweden. Hydro paid processing fees to Scanraff for refining of its oil of NOK 224 million, NOK 232 million and NOK 225 million in 2001, 2000 and 1999, respectively. The other partner is an unaffiliated company.

Alumina do Norte do Brasil S.A. (Alunorte) is an alumina refinery located in Brazil. Hydro's owner share is at present 32.3 percent, an increase from 26.7 percent in 2000. Hydro purchased alumina from Alunorte amounting to NOK 734 million and NOK 703 million in 2001 and 2000, respectively.

Sør-Norge Aluminium AS (Søral) is a Norwegian primary aluminium manufacturer. Søral sells 50 percent of its production to each major owner at current market prices. The other 50 percent owner of Søral is an unaffiliated company. Sale of aluminium from Søral to Hydro amounted to NOK 1,018 million, NOK 1,026 million and NOK 811 million in 2001, 2000 and 1999 , respectively. Sales from Hydro to Søral amounted to NOK 350 million, NOK 405 million and NOK 266 million in 2001, 2000 and 1999, respectively.

Meridian Technologies Inc. (Meridian) is a Canadian company owned 51 percent by Teksid S.p.A. (a subsidary of the Fiat group) and 49 percent by Hydro. In 2001, Meridian divested its aluminium die casting division. As a result Meridian now provides only magnesium die-casting products to the automobile industry. Meridian purchases alloyed magnesium from Hydro. Operating revenues in 2001 from sales to Meridian were not material to the Other Light Metals segment as a whole.

Qatar Fertiliser Company S.A.Q. (Qafco) owns and oper-

s a fertilizer complex for which Hydro provides marketing pport and technical assistance. The remaining 75 percent of fco is owned by the State of Qatar. In 2001, the Board of fco approved an expansion. Qafco also signed a new mar-ing agreement with Hydro which will further strengthen dro's position in markets outside Europe. Hydro purchased a from Qafco amounting to NOK 876 million, NOK 1,030 mil-, NOK 670 million in 2001, 2000 and 1999, respectively.

Hydro's ownership interest in Farmland Hydro LP entitles company to act as the worldwide agent for sales of its osphate fertilizers. The other partner is an unaffiliated com-ny. Sales from Hydro to Farmland Hydro amounted to NOK 1 million, NOK 383 million and NOK 293 million in 2001, 2000 d 1999, respectively.

In 2000 Hydro and Borealis, owners of Noretyl ANS (51-49 rcent ownership, respectively), entered into an agreement ablishing Noretyl AS as a joint venture (50-50 percent). As of nuary 1, 2001, Noretyl AS has been reported as a non-con-idated investee. Hydro paid processing fees to Noretyl for ining NGL of NOK 250 million in 2001.

n-consolidated investees – 100 percent basis

e following table sets forth summarized unaudited financial ormation of Hydro's non-consolidated investees on a 100 rcent combined basis. Hydro's share of these investments, ich is also specified below, is accounted for using the equity thod.

ome Statement Data

ounts in NOK million naudited)	2001	2000	1999
erating revenues	**36,772**	41,080	35,729
erating income	**6,507**	5,714	2,567
ome before taxes and inority interest	**3,475**	3,065	1,779
income	**2,771**	2,435	1,083
dro's share of net income	**714**	697	418

Balance Sheet Data

Amounts in NOK million (unaudited)	2001	2000	1999
Current assets	**17,205**	16,408	16,841
Non-current assets	**40,066**	30,610	29,275
Assets	**57,271**	47,018	46,116
Current liabilities	**11,589**	12,246	13,560
Non-current liabilities	**15,321**	14,150	12,740
Minority interest	**27**	30	422
Shareholders' equity	**30,334**	20,592	19,394
Liabilities and shareholders' equity	**57,271**	47,018	46,116
Hydro's investments and advances	**9,687**	7,211	6,966

15. PREPAID PENSION, INVESTMENTS AND NON-CURRENT ASSETS

Amounts in NOK million	2001	2000
Goodwill [1] for consolidated subsidiaries, less accumulated amortization	**1,265**	1,363
Intangible assets [2], less accumulated amortization	**786**	808
Total intangible assets	**2,051**	2,171
Prepaid pension (Note 20)	**4,599**	4,488
Available-for-sale securities at fair value	**62**	-
Other investments at cost	**1,868**	1,967
Non-current assets	**3,056**	2,357
Total prepaid pension, investments and non-current assets	**9,585**	8,812
Total - US GAAP	**11,636**	10,983
Total prepaid pension, investments and non-current assets	***9,585***	*8,812*
Adjustments [3] (Note 26)	***(419)***	*-*
Total prepaid pension, investments and non-current assets - N GAAP	***9,166***	*8,812*

1) Original cost for 2001 was NOK 2,268 million and for 2000 NOK 2,274 million. Amortization of goodwill amounted to NOK 138 million and NOK 173 million for 2001 and 2000 respectively.
2) Original cost for 2001 was NOK 2,140 million and for 2000 NOK 2,167 million. Amortization of intangible assets amounted to NOK 162 million and NOK 159 million for 2001 and 2000 respectively.
3) The difference consists of fair value adjustment for cash flow hedge instruments, unrealized gain on available for sale securities, and unrealized gain on freestanding derivatives.

16. PROPERTY, PLANT AND EQUIPMENT

	Land-based Activities						
Amounts in NOK million	Land	Machinery and Equipment	Buildings	Plant under construction	Other	E&P [1]	Total
Cost:							
Cost 31.12.2000	1,091	56,948	16,748	1,668	772	107,469	184,696
Additions at cost	20	2,049	402	2,773	-	9,568	14,812
Retirements	(175)	(5,265)	(999)	(131)	-	(1,063)	(7,633)
Transfers	6	966	149	(1,121)	-	-	-
Foreign currency translation	(30)	(815)	(221)	(40)	-	(277)	(1,383)
Balance 31.12.2001	**912**	**53,883**	**16,079**	**3,149**	**772**	**115,697**	**190,492**
Depreciation:							
Balance 31.12.2000	-	(38,955)	(9,066)	-	(222)	(41,428)	(89,671)
Depreciation, depletion and amortization [2]	-	(3,525)	(618)	-	(41)	(7,423)	(11,607)
Retirements	-	4,186	523	-	-	651	5,360
Foreign currency translation and transfers	-	546	101	-	-	56	703
Balance 31.12.2001	**-**	**(37,748)**	**(9,060)**	**-**	**(263)**	**(48,144)**	**(95,215)**
Net Book Value:							
Balance 31.12.2000	1,091	17,993	7,682	1,668	550	66,041	95,025 [3]
Balance 31.12.2001	**912**	**16,135**	**7,019**	**3,149**	**509**	**67,553**	**95,277 [3]**

1) Includes land-based activities for Exploration and Production (E&P).
2) Impairment losses for 2001, 2000 and 1999 were NOK 396 million, NOK 141 million and NOK 295 million, respectively. In 2001 and in 1999 additional impairment losses of NOK 261 million and NOK 444 million was recorded as restructuring cost. The fair value of the impaired asset was generally estimated by discounting the expected future cash flows of the individual assets. During the three years ended 31 December 2001, impairment was generally indicated as the result of current period cash flow losses, combined with a history of losses, or a significant change in the manner in which the asset is to be used.
3) Includes NOK 176 million and NOK 287 million related to capital leases for 2001 and 2000 respectively.

17. BANK LOANS AND OTHER INTEREST BEARING SHORT-TERM DEBT

	Weighted Average Interest Rates			
Amounts in NOK million	2001	2000	2001	2000
Bank loans and overdraft facilities	**6.5 %**	7.4 %	**3,428**	4,550
Commercial paper	**3.8 %**	5.3 %	**8**	-
Other	**4.2 %**	6.1 %	**5,022**	4,538
Total bank loans and other interest-bearing short-term debt			**8,458**	9,088

As of 31 December, 2001, Norsk Hydro ASA had committed and unused short-term credit facilities with various banks totalling approximately NOK 3,140 million. The interest rate for withdrawals under these facilities is based on the interbank interest rate for the relevant currency plus a margin depending on the currency.

OTHER CURRENT LIABILITIES

unts in NOK million	2001	2000
ounts payable	**12,190**	13,019
me taxes payable	**7,697**	7,661
oll and value added taxes	**2,622**	3,004
rued liabilities	**8,578**	8,088
er liabilities	**1,158**	1,399
l other current liabilities	**32,245**	33,171

LONG-TERM DEBT

istantially all unsecured debenture bonds and unsecured ık *loan agreements contain provisions restricting the pledg-* of assets to secure future borrowings without granting a ilar secured status to the existing bondholders and lenders. tain of the debenture bond agreements contain provisions wing Hydro to call the debt prior to its final redemption date oar or at certain specified *premiums.*

ng-term debt payable in various currencies

ounts in NOK million	Weighted Average Interest Rates	Denominated Amount 2001	Balance in NOK 2001	Balance in NOK 2000
secured debenture bonds:				
D	7.4 %	**2,939**	**26,462**	27,894
K	8.3 %	**3,830**	**3,830**	4,646
P	7.5 %	**325**	**4,243**	4,289
RO	6.3 %	**400**	**3,192**	3,299
al			**37,727**	40,128
secured bank loans:				
D	5.7 %	**21**	**193**	322
K	5.5 %	**1,000**	**860**	955
K	7.0 %	**60**	**64**	2
ner			**222**	239
al			**1,339**	1,518
pital lease obligations			**174**	203
rtgage loans			**171**	107
ner long-term debt			**408**	427
tstanding debt			**39,819**	42,383
ss: Current portion			**(1,966)**	(2,209)
al long-term debt			**37,853**	40,174

As of 31 December, 2001 the fair value of long-term debt, including the current portion, was NOK 42,297 million and the *carrying value was NOK 39,819 million.*

Foreign currency swaps are not reflected in the table above. (See Note 24).

Payments on long-term debt fall due as follows

Amounts in NOK million	Debentures	Bank-loans	Capital lease and other	Total
2002	1,650	212	104	1,966
2003	1,906	134	135	2,175
2004	1,158	54	116	1,328
2005	500	475	76	1,051
2006	500	17	48	565
Thereafter	32,013	447	274	32,734
Total	37,727 1)	1,339 2)	753	39,819

1) Of which Norsk Hydro ASA is responsible for NOK 37,569 million.
2) Of which Norsk Hydro ASA is responsible for NOK 1,054 million.

Norsk Hydro ASA has entered into long-term committed stand-by credit facility agreements with several international banks for a total amount of USD 2,000 million. Of this amount, USD 1,875 million expires at various dates through 2007, and the remainder in 2008. There are no borrowings under these facilities as *of 31 December, 2001.* Average commitment fee on these facilities is 0.12 percent.

20. EMPLOYEE RETIREMENT PLANS

Pension Benefits

Norsk Hydro ASA and many of its subsidiaries have defined benefit retirement plans which cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. *Some subsidiaries have defined* contribution or multiemployer plans.

Net periodic pension cost

Amounts in NOK million	2001	2000	1999
Defined benefit plans:			
Benefits earned during the year, net of participants' contributions	**543**	528	434
Interest cost on prior period benefit obligation	**1,087**	1,004	765
Expected return on plan assets	**(1,373)**	(1,412)	(1,132)
Recognized net gain	**(11)**	(69)	(11)
Amortization of prior service cost	**151**	258	141
Amortization of net *transition asset*	**(57)**	(57)	(56)
Curtailment loss	**117**	19	13
Settlement loss (gain)	**1**	(48)	(2)
Net periodic pension cost	**458**	223	152
Defined contribution plans	**57**	51	52
Multiemployer plans	**8**	14	31
Termination benefits and other	**978**	446	385
Total net periodic pension cost	**1,501**	734	620
Change in the additional minimum pension liability included within other comprehensive income	**553**	132	11

Change in projected benefit obligation (PBO)

Amounts in NOK million	2001	2000
Projected benefit obligation at beginning of year	**(15,660)**	(12,528)
Benefits earned during the year	**(560)**	(543)
Interest cost on prior period benefit obligation	**(1,087)**	(1,004)
Actuarial loss	**(1,058)**	(451)
Plan amendments	**(178)**	(1,735)
Benefits paid	**728**	730
Curtailment gain (loss)	**(10)**	34
Settlements	**58**	91
Special termination benefits	**-**	(57)
Business combinations	**-**	(80)
Divestments	**57**	-
Foreign currency translation	**90**	(117)
Projected benefit obligation at end of year	**(17,620)**	(15,660)

Change in pension plan assets

Amounts in NOK million	2001	2000
Fair value of plan assets at beginning of year	**18,372**	18,117
Actual return on plan assets	**(755)**	691
Company contributions	**69**	59
Plan participants' contributions	**17**	15
Benefits paid	**(640)**	(653)
Settlements	**(50)**	(79)
Business combinations	**-**	89
Divestments	**(61)**	-
Foreign currency translation	**(76)**	133
Fair value of plan assets at end of year	**16,876**	18,372

Status of pension plans reconciled to balance sheet

Amounts in NOK million	2001	2000
Defined benefit plans:		
Funded status of the plans at end of year	**(744)**	2,712
Unrecognized net loss (gain)	**1,903**	(1,287)
Unrecognized prior service cost	**1,708**	1,797
Unrecognized net transition asset	**(64)**	(131)
Net prepaid pension recognized	**2,803**	3,091
Termination benefits and other	**(1,388)**	(913)
Total net prepaid pension recognized	**1,415**	2,178
Amounts recognized in the balance sheet consist of:		
Prepaid pension	**4,599**	4,488
Accrued pension liabilities	**(4,215)**	(2,735)
Intangible asset	**251**	198
Accumulated other comprehensive income	**780**	227
Net amount recognized	**1,415**	2,178

Weighted-average assumptions at end of year:

	2001	2000
Discount rate	**7.0 %**	7.1 %
Expected return on plan assets	**8.0 %**	8.0 %
Rate of compensation increase	**3.0 %**	3.1 %

ıs in which the accumulated benefit obligation exceeds ı assets:

ᴜnts in NOK million	2001	2000
ected benefit obligation	**4,800**	2,408
umulated benefit obligation (ABO)	**3,847**	1,770
assets	**1,281**	17

001, Hydro's Norwegian activities incurred termination ben- costs of NOK 654 million and a curtailment loss of NOK 116 on. These charges include costs in connection with the ess to improve competitiveness for the Grenland opera- s, and curtailment loss resulting from the decision to termi- primary production of magnesium.

Effective 1 January, 2000, certain Norwegian plans nded their plan benefit formulas as to provide for indexa- of pension benefits. The resulting prior service cost of NOK 4 million is being amortized on a straight line basis over the loyees' average remaining service period.

er Retirement Benefits

ro has unfunded retiree medical and life insurance plans ertain of its employees outside Norway. The net periodic retirement cost was NOK 46 million in 2001. In 2000 the periodic post retirement income was NOK 11 million, as a lt of a curtailment gain related to employees in Great in, while the cost for 1999 was NOK 22 million. The post ement liability was NOK 266 million and NOK 242 million as 1 December, 2001 and 2000, respectively.

CONTINGENCIES AND OTHER LONG-TERM LIABILITIES

ro is subject to changing environmental laws and regula- that in the future may require the company to modernize nology to meet more stringent emissions standards or to actions for contaminated areas. As of 31 December, 2001 2000, Hydro had accrued NOK million 268 and NOK 263 on, respectively, for corrective environmental measures. corresponding expense was NOK 58 million in 2001 com- d to NOK 46 million and NOK 10 million in 2000 and 1999, ectively. Hydro's share of the estimated total future cost of mmissioning and abandonment relating to off-shore instal- ns is NOK 3,805 million. As of 31 December, 2001, Hydro accrued NOK 2,110 million for decommissioning and donment costs using the unit-of-production method. The ual was NOK 1,965 million as of 31 December, 2000. decommissioning and abandonment expense were NOK million, NOK 450 million and NOK 542 million in 2001, 2000 1999, respectively. Hydro's future expenses for these cor- e environmental measures are affected by a number of rtainties including, but not limited to, the method and t of corrective action. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term. In addition, conditions which could require future expenditures may be determined to exist for various sites, including Hydro's major production facilities and product storage terminals. The amount of such future costs is not determinable due to the unknown timing and extent of corrective actions which may be required.

In 2001, the European Union competition authorities issued a "Statement of Objections" to Hydro and all other gas producers on the Norwegian Continental Shelf. The authorities claimed that the sale of gas through the Gas Negotiation Committee (GNC) contravenes EU legislation related to competition. The sale of Norwegian gas through the GNC, primarily under long-term contracts, to the European continent has been conducted in accordance with the Norwegian governmental authorities' regulations. The system is now abolished by the Norwegian Government. The EU's competition authorities have threatened to impose fines for past conduct, and in addition, warned that the EU want to see potential restrictive effects residing in contracts concluded with third parties under the previous sale system now eliminated. Hydro, together with all the other companies affected, is vigorously opposing the claimes of the EU authorities.

Hydro is involved in or threatened with various other legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

Amounts in NOK million	2001	2000
Other long-term liabilities:		
Insurance premiums and loss reserves	**846**	732
Accruals abandonment costs offshore	**1,127**	1,064
Accruals decommissioning costs offshore	**983**	901
Postretirement benefits other than pension	**266**	242
Derivatives	**621**	-
Other	**2,069**	1,747
Total US GAAP	**5,912**	4,686
Adjustment to N GAAP		
Cash Flow hedge (Note 26)	***(228)***	-
Total N GAAP	***5,684***	*4,686*

22. SECURED DEBT AND GUARANTEES

Amounts in NOK million	2001	2000
Amount of secured debt	**255**	138
Assets used as security:		
Plant and equipment, etc.	**131**	203
Buildings	**679**	292
Other	**16**	16
Total	**826**	511
Guarantees (off-balance sheet):		
Contingency for discounted bills	**144**	78
Guarantees of debt	**905**	713
Indirect guarantees	**5,757**	6,083
Total	**6,806**	6,874

Hydro provides guarantees arising in the ordinary course of business including stand-by letters of credit, letters of credit, performance bonds and various payment or financial guarantees.

Following the asset exchange between Hydro and Petro-Canada in 1996, Hydro guaranteed that the total recoverable reserves attributable to Petro-Canada's working interest in the Veslefrikk field shall not be less than a certain quantified amount of crude oil. If less, Hydro has an obligation to deliver indemnity volumes to Petro-Canada. The guarantee does not apply in cases of force majeure, the failure of the operator to comply with good oil field practices, etc. Petro-Canada has made a claim emphasizing that the field reserves must be evaluated in accordance with the agreement. As of 31 December, 2001, the remaining guaranteed volume was 1.5 million Sm^3 of crude oil, equivalent to approximately NOK 1,594 million.

23. CONTRACTUAL AND OTHER COMMITMENTS FOR FUTURE INVESTMENTS AND OPERATIONS

As of 31 December, 2001:		Investments	
Amounts in NOK million	2002	Thereafter	Total
Contract commitments for investments in property, plant and equipment:			
Land based	2,468	1,475	3,943
Oil and gas fields and transport systems	3,844	6,495	10,339
Total	6,312	7,970	14,282
Additional authorized future investments in property, plant and equipment:			
Land based	984	2,166	3,150
Oil and gas fields and transport systems	1,065	1,499	2,564
Total	2,049	3,665	5,714
Contract commitments for other future investments:	1,327 [1]	296	1,623

1) The amount does not include the acquisition of VAW Aluminium AG

Additional authorized future investments include projects formally approved for development by the Board of Directors or management given the authority to approve such investments. General investment budgets are excluded from these amounts.

Hydro has entered into take-or-pay and long-term contracts providing for future payments to secure pipeline and transportation capacity, processing services, raw materials and electricity and steam. In addition, Hydro has entered into long-term sales commitments to deliver goods. This principally relates to obligations to deliver gas from fields on the Norwegian Continental Shelf for a total amount of NOK 165.4 billion.

The non-cancelable future fixed and determinable obligation as of 31 December, 2001 is as follows:

Take-or-pay and Long-term contracts

Amounts in NOK million	Transport and Other	Raw materials	Energy related	Sale commitments
2002	332	1,850	1,214	(9,526)
2003	292	1,205	1,173	(10,080)
2004	289	887	1,098	(9,370)
2005	288	713	1,085	(8,878)
2006	292	713	1,083	(9,199)
Thereafter	3,110	2,499	20,047	(128,615)
Total	4,603	7,867	25,700	(175,668)

Terms of certain of these agreements include additional charges covering variable operating expenses in addition to the fixed and determinable component shown above.

In addition, Hydro has contracted to purchase 28,0 million tonnes of alumina over the next 12 years with variable prices referenced to the London Metal Exchange quoted prices.

The total purchases under the take-or-pay agreements and long-term contracts were as follows (in NOK million): 2001 – 2,687; 2000 – 2,523 and 1999 – 2,932.

24. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

Effective 1 January, 2001, Hydro adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. Changes in the fair values of derivative instruments are recorded to earnings unless specific hedge criteria are met. The cumulative effect of adopting SFAS 133 did not result in a material impact to Hydro's income statement or to Other Comprehensive Income (OCI).

Hydro is exposed to market risks from commodity pricing, currency exchange rates and interest rates. Different market risk exposures are evaluated based on a portfolio view in order to take advantage of offsetting positions and to manage risk on a net exposure basis. Periodically, Hydro uses derivative or nonderivative instruments in order to hedge the company's various net exposures as well as designating derivative and non-derivative instruments as hedges of specific exposures.

Commodity Price Risk Exposure

Hydro's revenues are substantially derived from the sale of commodities such as crude oil, aluminium and fertilizers. Hydro also buys and sells natural gas and electricity. The prices in these commodity markets are volatile and create significant market risk exposures. Hydro uses commodity derivatives, such as commodity futures or forwards, options and swaps, to manage unfavorable price fluctuations and also for a limited amount of speculative trading.

Oil

Hydro utilizes futures, physical and financial swaps and options with international oil and trading companies to mitigate unwanted price exposure for a portion of its crude oil portfolio. As of 31 December, 2001 these instruments were recorded at fair value as an asset of NOK 9 million and a liability of NOK 13 million. Hydro has purchased average rate put options (Asian options) for crude oil for the period 1 July, 2001 to 31 December, 2002 for the purpose of protecting against the risk of low oil prices. The notional volume of the contracts is 45 million barrels of oil with an average strike price of US dollar 15.5 per barrel for the entire 18 month period. Hydro has also purchased average rate put options (Asian options) for a notional volume of 10 million barrels in the first half of 2003 with an average strike price of US dollar 17 per barrel. These options were not designated as hedging instruments and were recorded as an asset of NOK 114 million fair value with gains and losses recorded in earnings.

Aluminium

Hydro has entered into a number of London Metal Exchange (LME) futures and currency forward contracts as part of a cash flow hedge program of forecasted primary aluminium sales in the period 2003-2007. The intent is to secure an average LME price of approximately NOK 14,000 per tonne of primary aluminium. As of 31 December, 2001, Hydro had sold forward about 490,000 tonnes of primary aluminium at an average price of approximately US dollar 1,500 per tonne. In addition Hydro has secured the exchange rate against the US dollar at about NOK 9.3 per US dollar for the same tonnage. Gains and losses on these derivatives are recorded to OCI and are to be reclassified into operating revenues when the corresponding forecasted sale of aluminium is recognized. No amount of ineffectiveness was recognized since the critical terms of the commodity derivatives and the forecasted aluminium sales are substantially similar. No reclassification is expected from OCI to earnings in the next twelve months. As of 31 December, 2001 the maximum length of time over which the Company is hedging its exposure to the variability in cash flows is six years. The fair value of the LME future contracts was recorded as an asset of NOK 254 million and a liability of NOK 36 million, while the fair value of the currency forward contracts is recorded as a liability of NOK 192 million.

In 2001, Hydro entered into LME futures contracts and designated them as cash flow hedges of forecasted primary aluminium sales in 2001-2003. In connection with this cash flow hedge the Company bought call options on aluminium to benefit from anticipated higher aluminium price. In addition the Company bought call options on aluminium for the purpose of offsetting the effects of backwardation (spot price is higher than the three-month forward price). In order to finance the premium on the call options, Hydro simultaneously sold put options on aluminium. A significant decline in the aluminium price in the third quarter resulted in losses on these options. Consequently Hydro terminated the options and neutralized and dedesignated the LME futures as hedges. This resulted in a loss before tax of NOK 545 million for 2001. The gains, after tax, deferred in OCI at the time of termination of NOK 117 million will remain in OCI until the forecasted sales of primary aluminium are recognized. A gain after tax of NOK 65 million is expected to be reclassified from OCI into earnings during the period ending 31 December, 2002. In 2003 a corresponding gain, after tax, of NOK 52 million will be reclassified from OCI into earnings. Hydro's risk management policy has been changed and similar options will no longer be used.

Hydro has a 10 year commitment with Aluvale to purchase remelt ingot. Hydro utilizes LME futures as a fair value hedge of the firm commitment to buy aluminium for the period until 2006. Gains and losses on these futures contracts are recognized in costs of goods sold offsetting the gain and loss recorded for the firm commitment in the same period. The critical terms of the LME futures and the related purchase commitments are essentially the same; as a result, no hedge ineffectiveness was reflected in earnings in 2001. The fair value of the future contracts designated as fair value hedges was recorded as an asset of NOK 22 million.

Hydro has significant trading activities related to aluminium. The risk related to these trading activities are managed on a portfolio basis and Hydro periodically uses aluminium futures to provide an economic hedge of net exposure. Hydro engages in some speculative trading within strict limits set by management. The fair value of these future contracts was recorded as assets and liabilities of NOK 187 million and NOK 10 million respectively.

Other

Hydro uses forward and future contracts to provide an economic hedge of exposures commodity price risk related to purchases and sales of natural gas and electricity. These contracts provide an economic hedge for net exposures, but do not qualify for hedge accounting. Contracts related to natural gas were recorded as assets of NOK 585 million and liabilities of NOK 532 million and gains and losses were recorded in earnings. The electricity contracts' fair value was recorded as an asset of NOK 180 million and a liability of NOK 207 million. Hydro also engages in a limited amount of speculative trading.

Foreign Currency Risk Exposure

A substantial part of Hydro's revenue derives from commodities with prices denominated in US dollar. Hydro partly manages this exposure to US dollar by maintaining a large portion of the total debt denominated in US dollar. Hydro also has exposures in many other currencies as a result of its global operations. Hydro utilizes derivative instruments, such as currency forward contracts and currency swaps to manage exposure to currency risk.

Aluminium

Hydro has entered into currency forward contracts to sell US dollar and buy NOK as part of a cash flow hedge of forecasted US dollar revenues on the sale of primary aluminium in the period from 2003 - 2007. The notional amount of the contracts is approximately US dollar 750 million at a rate of NOK 9.3 per US dollar. These contracts are entered into in combination with selling aluminium future contracts, as discussed in the preceding section "Commodity Price Risk", in order to lock in the price in NOK of about NOK 14,000 per tonne on future primary aluminium sales. The gains or losses on these derivatives are recorded to OCI and subsequently reclassified into operating revenues to match recognition of the forecasted sales in 2003 - 2007. The critical terms of the currency forward contracts and the forecasted transactions are substantially similar, so no ineffectiveness has been recorded in earnings in 2001. No reclassification is expected from OCI to earnings in the next twelve months. As of 31 December, 2001 the maximum length of time over which the entity is hedging its exposure to the variability in cash flows is six years. The fair value of the contracts were recorded as a liability of NOK 192 million.

Net Investment Hedging

In order to further mitigate its exposure to foreign currency risk, Hydro has designated a portion of its foreign-denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. The foreign currency effects of these hedges reflected in the cumulative translation section of shareholders' equity produced a NOK 89 million after-tax gain during the year ended 31 December, 2001, offsetting a foreign currency translation loss of NOK 794 million in shareholders' equity.

Other

Hydro has also entered into a number of forward currency contracts that do not meet the hedge accounting criteria as shown in the table below. In addition the company has entered into currency swaps and other types of financial contracts. The contracts mentioned above are utilized to balance net exposures in certain currencies or to provide liquidity in one currency in exchange for excess liquidity in another. The fair value of these contracts was recorded as assets and liabilities of NOK 247 million and NOK 63 million, respectively, of which the currency swaps and other contracts represent an asset value of NOK 10 million.

The following forward currency contracts listed below were outstanding as of 31 December, 2001. All amounts represent the fair market value of the contracts in the respective currencies. Forward currency contracts that are designated as hedging instruments in cash flow hedges are not included.

	In currency		In NOK	
Amounts in million	Buy	Sell	Buy	Sell
USD	412	(22)	3,820	(201)
NOK	3,110	-	3,110	-
EUR	64	(70)	513	(559)
GBP	34	-	449	-
SEK	55	(575)	47	(495)
DKK	-	(1,168)	-	(1,259)
CAD	-	(590)	-	(3,361)
Other	-	-	25	(1,915)
Total			7,964	(7,790)

Interest Rate Exposures

Hydro's risk management objective for interest rate risk is to minimize exposure to variability of cash flows arising from changes in interest rates. Hydro achieves this objective primarily by maintaining a high ratio of fixed-interest rate debt to total debt. Derivatives, such as interest rate swaps and currency swaps, are periodically used to alter the ratio of fixed-rate to variable-rate debt. No interest rate derivatives are currently designated as hedging instruments.

As of 31 December, 2001, Hydro had two interest rate swaps with offsetting terms. These swaps represented at fair market value, an asset and a liability of NOK 30 million, respectively. Furthermore, Hydro has a sold swaption contract whereby the counterparty has a right to enter into an interest rate swap under which Hydro will receive a fixed interest while paying a variable interest rate. The contract was recorded as a liability of NOK 16 million.

Credit Risk

Credit risk arising from the inability of the counterparty to meet the terms of Hydro's derivative financial instrument contracts is generally limited to amounts, if any, by which the counterparty's obligations exceed the obligations of Hydro. It is Hydro's policy to enter into derivative financial instruments with various international banks with established limits for transactions with each institution. Therefore, Hydro does not expect to incur material credit losses on its risk management or other derivative financial instruments.

Hydro also has some exposure to credit risk related to derivative commodity instruments. However, this risk is significantly limited because most instruments are settled through commodity exchanges. Hydro limits credit risks relating to other contracts with policies for credit ratings and limits for counterparties.

Concentration of credit risk is not considerated significant since Hydro's customers represents various industries and geographic areas.

The following types of financial and commodity derivatives were recorded at fair value on the balance sheet as of 31 December, 2001:

Amounts in NOK million	2001
Assets:	
Currency forwards and swaps	247
Interest rate swap	30
Put options, crude oil	114
Swaps and futures, crude oil	9
Electricity contracts	180
Natural gas contracts	585
Aluminium futures, swaps and options	349
Fair value hedging instruments, aluminium	22
Cash flow hedging instruments, aluminium	254
Total	1,790

Amounts in NOK million	2001
Liabilities:	
Currency forwards and swaps	63
Interest rate swap	30
Swaption contract	16
Electricity contracts	207
Natural gas contracts	532
Swaps and futures, crude oil	13
Aluminium futures, swaps and options	10
Cash flow hedging instruments, aluminium	36
Cash flow hedging instruments, currency	192
Total	1,099

25. SUPPLEMENTARY OIL AND GAS INFORMATION (Unaudited)

Costs Incurred on Oil and Gas Properties

Exploration costs and costs related to property acquisition

	Norway			International			Total		
Amounts in NOK million	**2001**	2000	1999 [1]	**2001**	2000	1999	**2001**	2000	1999
Capitalized at beginning of year	**874**	1,158	856	**309**	254	174	**1,183**	1,412	1,030
Costs incurred during the year	**928**	916	796	**1,090**	883	702	**2,018**	1,799	1,498
Acquisition cost [2]	**-**	9	362	**1,234**	-	-	**1,234**	9	362
Expensed	**(770)**	(934)	(671)	**(630)**	(767)	(531)	**(1,400)**	(1,701)	(1,202)
Transferred to development	**(52)**	(275)	(185)	**(125)**	(61)	(50)	**(177)**	(336)	(235)
Disposals	**(3)**	-	-	**(124)**	(8)	(41)	**(127)**	(8)	(41)
Foreign currency translation	**-**	-	-	**(5)**	8	-	**(5)**	8	-
Capitalized at end of year	**977**	874	1,158	**1,749**	309	254	**2,726**	1,183	1,412

1) 1999 figures include Saga.
2) 2001 mainly related to Africa and USA. 1999 represents exploration costs acquired from Saga. See Note 2.

Costs related to Development, Transportation Systems and Other

	Norway			International			Total		
Amounts in NOK million	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Net book value at beginning of year	**58,472**	62,324	28,688	**6,360**	9,650	2,451	**64,832**	71,974	31,139
Cost incurred during the year [1]	**5,591**	6,058	6,765	**2,172**	1,868	1,668	**7,763**	7,926	8,433
Acquisition cost [2]	**-**	(2,383)	32,360	**-**	1,125	5,803	**-**	(1,258)	38,163
Transferred from exploration cost	**52**	275	185	**125**	61	50	**177**	336	235
Amortization	**(7,098)**	(6,883)	(4,938)	**(326)**	(711)	(594)	**(7,424)**	(7,594)	(5,532)
Disposals [3]	**(306)**	(919)	(736)	**1**	(6,370)	(146)	**(305)**	(7,289)	(882)
Foreign currency translation	**-**	-	-	**(215)**	737	418	**(215)**	737	418
Net book value at end of year	**56,711**	58,472	62,324	**8,117**	6,360	9,650	**64,828**	64,832	71,974

1) In 2001, NOK 903 million, NOK 742 million and NOK 441 million of development costs related to activities in Angola, Canada and Russia respectively. In 2000, NOK 966 million and NOK 627 million of development costs related to activities in Canada and Angola respectively. In addition, NOK 100 million and NOK 93 million related to activities in the UK and Russia. In 1999, NOK 924 million, NOK 624 million and NOK 44 million related to activities in Canada, Angola and Russia, respectively.
2) 2000 includes adjustment to the allocation of purchase price for Saga of NOK (1,275) million. 1999 included the acquisition of Saga's fields and transportation systems in Norway and in the UK and Ireland.
3) 2000 included the disposals of Hydro's activities on the British Continental Shelf. In 1999, the disposals related to Saga's Varg ship and fields in Indonesia.

Results of Operations for Oil and Gas Producing Activities

As required by SFAS 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Hydro. In addition to these operations, Exploration and Production in Note 5 reflects revenues and expenses relating to petroleum transportation operations.

The "results of operations" should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs, and other costs. Income tax expense is a theoretical computation based on the statutory tax rates after giving effect to the effects of uplift and permanent differences only.

	Norway			International			Total		
Amounts in NOK million	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Sales to unaffiliated customers	**5,486**	5,581	4,687	**1,133**	2,468	1,085	**6,619**	8,049	5,772
Intercompany transfers	**24,915**	25,791	10,320	**-**	-	-	**24,915**	25,791	10,320
Total revenues	**30,401**	31,372	15,007	**1,133**	2,468	1,085	**31,534**	33,840	16,092
Operating costs and expenses:									
Production costs	**3,798**	3,402	2,696	**207**	307	171	**4,005**	3,709	2,867
Exploration expenses	**770**	934	670	**630**	767	531	**1,400**	1,701	1,201
Depreciation, depletion and amortization	**7,344**	7,186	5,327	**360**	768	673	**7,704**	7,954	6,000
Total expenses	**11,912**	11,522	8,693	**1,197**	1,842	1,375	**13,109**	13,364	10,068
Results of operations before taxes	**18,489**	19,850	6,314	**(64)**	626	(290)	**18,425**	20,476	6,024
Current and deferred income tax expense	**(14,281)**	(15,356)	(4,576)	**(59)**	(228)	93	**(14,340)**	(15,584)	(4,483)
Results of operations	**4,208**	4,494	1,738	**(123)**	398	(197)	**4,085**	4,892	1,541

Proved Reserves of Oil and Gas

Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. *Reserves are expected to be revised* as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalities and Government's share of Profit Oil.

Proved Developed and Undeveloped Reserves of Oil and Gas

	Norway			International			Total		
	Oil	Natural gas		Oil	Natural gas		Oil	Natural gas	
	mmboe [1]	billion Sm^3	billion cf [2]	mmboe [1]	billion Sm^3	billion cf [2]	mmboe [1]	billion Sm^3	billion cf [2]
As of 31 December, 1998 [6]	546	121.9	4,312	92	-	-	638	121.9	4,312
Revisions of previous estimates [3]	22	1.0	37	1	-	-	23	1.0	37
Purchase (sale)/exchange of reserves in place [4]	229	42.7	1,511	56	6.3	222	285	49.0	1,733
Extensions and new discoveries [5]	131	5.8	207	10	-	-	141	5.8	207
Production for the year	(91)	(3.9)	(139)	(6)	(0.3)	(11)	(97)	(4.2)	(150)
As of 31 December, 1999 [6]	837	167.5	5,928	153	6.0	211	990	173.5	6,139
Revisions of previous estimates [3]	49	4.9	173	(1)	0.1	7	48	5.0	180
Purchase (sale)/exchange of reserves in place [4]	12	0.6	22	(39)	(5.7)	(203)	(27)	(5.1)	(181)
Extensions and new discoveries [5]	32	1.4	48	52	-	-	84	1.4	48
Production for the year	(110)	(4.7)	(167)	(9)	(0.4)	(15)	(119)	(5.1)	(182)
As of 31 December, 2000 [6] [7]	820	169.7	6,004	156	-	-	976	169.7	6,004
Revisions of previous estimates [3]	**87**	**0.3**	**11**	**16**	**-**	**-**	**103**	**0.3**	**11**
Purchase (sale)/exchange of reserves in place [4]	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**	**-**	**-**
Extensions and new discoveries [5]	**33**	**4.6**	**162**	**27**	**-**	**-**	**60**	**4.6**	**162**
Production for the year	**(114)**	**(5.4)**	**(191)**	**(6)**	**-**	**-**	**(120)**	**(5.4)**	**(191)**
As of 31 December, 2001 [6] [7]	**825**	**169.2**	**5,986**	**193**	**-**	**-**	**1,018**	**169.2**	**5,986**
Proved developed reserves:									
As of 31 December, 1998	358	57.0	2,015	17	-	-	375	57.0	2,015
As of 31 December, 1999	500	69.1	2,444	74	6.0	211	574	75.1	2,655
As of 31 December, 2000	555	103.0	3,644	33	-	-	588	103.0	3,644
As of 31 December, 2001	**564**	**103.7**	**3,669**	**62**	**-**	**-**	**626**	**103.7**	**3,669**

1) *Includes crude oil and NGL/Condensate.* All volumes are calculated based on the Norwegian Petroleum Directorate's current conversion factors. The conversion factor for NGL changed in 2001. The conversion factor had been 1 ton = 8,177 boe or 1.3 Sm^3 ; it is currently 11,951 boe or 1.9 Sm^3.
2) cf: cubic feet
3) The revision of previous estimates relates to new information from current year's drilling operations and additional data which is now available.
4) In 2001 the decrease was due to the sale of Glitne in Norway.In 2000, the decrease in oil reserves outside Norway was due to the sale of the UK portfolio. The increase in Norway was due to increased ownership interest in the Grane field and purchase of reserves in the Tune field. In 1999, the increase in *reserves* was due to the inclusion and increase in ownership interest from the Saga acquisition.
5) In 2001, extensions and new discoveries for oil were related to the Kristin, Mikkel and Sigyn fields in Norway, Rosa/Lirio and Jasmin in Angola. Extensions and new discoveries for gas were also related to the Kristin, Mikkel and Sigyn field in Norway. In 2000, extensions and new discoveries for oil were related to the Fram, Glitne and STUJ fields (a neighboring structure to the Tordis field), and the Dalia field in Angola. Extensions and new discoveries for gas were related to the Fram and STUJ fields (a neighboring structure to the Tordis field). In 1999, extensions and new discoveries for oil were related to the Grane and Borg fields. Extensions and new discoveries for gas were related to the Kvitebjørn and Tune fields. The Kharyaga field in Russia comprised the international *extensions and new discoveries for oil.*
6) Reserve estimates in Norway are made before royalties of approximately 2.1, 3.8 and 8.8 million barrels of oil equivalents for 2001, 2000 and 1999, respectively.
7) In 2001, reserve estimates included 193 million barrels of oil equivalents (boe) outside the Norwegian Continental Shelf, in Canada, Angola, Russia and Libya.In 2000, reserve estimates included156 million barrels of oil equivalents (boe) outside the Norwegian Continental Shelf, in Canada, Angola, Russia and Libya. The decrease in gas reserves outside Norway was due to the sale of the UK portfolio. The increase in Norway was due to the purchase of reserves in the Tune field.

US GAAP Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves

The standardized measure of discounted future net cash flows of Hydro's proved reserves of oil (including natural gas liquids and condensate) and gas is prepared in compliance with SFAS 69.

Future net cash flows are based on numerous assumptions which may or may not be realized. The Management of Hydro cautions against relying on the information presented because of the highly arbitrary nature of assumptions involved and susceptibility of estimates to change as new and more accurate data become available. The individual components of future net cash flows shown below were computed using prices, production costs, development costs, royalty levels, foreign exchange rates, statutory tax rates and estimated proved reserve quantities at the respective year ends.

Standardized Measure of Discounted Future Net Cash Flows

	Norway			International			Total		
Amounts in NOK million	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Future cash inflows	**308,600**	364,200	274,800	**31,200**	30,900	32,300	**339,800**	395,100	307,100
Future production costs	**(58,100)**	(58,100)	(48,800)	**(9,400)**	(7,100)	(8,100)	**(67,500)**	(65,200)	(56,900)
Future development costs	**(22,800)**	(21,400)	(21,200)	**(7,700)**	(6,600)	(4,800)	**(30,500)**	(28,000)	(26,000)
Future income tax expense	**(162,100)**	(210,800)	(140,200)	**(3,200)**	(4,300)	(5,300)	**(165,300)**	(215,100)	(145,500)
Future net cash flows	**65,600**	73,900	64,600	**10,900**	12,900	14,100	**76,500**	86,800	78,700
Less: 10% annual discount for estimated timing of cash flows	**(27,800)**	(27,900)	(25,400)	**(4,700)**	(4,900)	(5,100)	**(32,500)**	(32,800)	(30,500)
Standardized measure of discounted future net cash flows	**37,800**	46,000	39,200	**6,200**	8,000	9,000	**44,000**	54,000	48,200

Major Sources of Changes in the Standardized Measure of Discounted Future Net Cash Flows

Amounts in NOK million	**2001**	2000	1999
Net changes in prices and production costs	**(29,900)**	43,000	45,600
Sales and transfers of oil and gas produced, net of production costs	**(27,300)**	*(30,300)*	*(13,300)*
Extensions, unitizations, discoveries and improved recovery, net of related costs	**5,700**	8,400	13,100
Purchase/Exchange of interests in fields	**-**	1,500	38,400
Sale/Exchange of interests in fields	**(200)**	(5,800)	-
Changes in estimated development costs	**(7,900)**	(6,700)	(11,900)
Development costs incurred during the year	**7,500**	6,400	6,000
Net change in income taxes	**30,200**	(19,900)	(48,200)
Accretion of discount	**4,700**	3,100	800
Revisions of previous reserve quantity estimates	**7,000**	6,100	6,000
Other	**200**	-	(100)
Total change in the standardized measure during the year	**(10,000)**	5,800	36,400

Average Sales Price and Production Cost per Unit

The following table presents the average sales price (including transfers) and production costs per unit of crude oil and natural gas, *net of reductions in respect of royalty payments:*

	Norway			International			Total		
Amounts in NOK	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Average Sales Price									
crude oil (per barrel)	**217.32**	248.80	143.90	**215.03**	219.60	157.70	**217.20**	246.40	144.70
natural gas (per Sm^3)	**1.21**	1.00	0.58	**-**	0.78	0.55	**1.21**	0.98	0.58
Average production cost (per boe)	**25.60**	24.50	22.60	**38.00**	25.90	19.00	**26.10**	24.60	22.40

26. SUMMARY OF DIFFERENCES IN ACCOUNTING POLICIES AND RECONCILIATION OF US GAAP TO N GAAP

The financial statements prepared in accordance with accounting principles generally accepted in Norway presented on pages 68-70, differ in certain respects from US GAAP. Currently the differences are immaterial for Norsk Hydro. A reconciliation of net income and shareholders' equity from US GAAP to Norwegian principles (N GAAP) and a description of these differences follow. The lines with a note reference reflect the variance between the US GAAP balance in that note and the N GAAP balance.

Reconciliation of US GAAP to N GAAP

Net income:

Amounts in NOK million	Notes	2001	2000	1999
Operating revenues US GAAP		**152,835**	156,861	111,955
Adjustments for N GAAP:				
Unrealized losses (gains) commodity derivative instruments		**134**	-	-
Operating revenues N GAAP		**152,969**	156,861	111,955
Operating costs and expenses US GAAP		**131,752**	128,395	104,220
Adjustments for N GAAP:				
Unrealized gains (losses) commodity derivative instruments		**180**	(13)	(19)
Other adjustments		**-**	(2)	-
Operating income before financial and other income – N GAAP		**21,037**	28,481	7,754
Equity in net income of non-consolidated investees		**566**	672	339
Interest income and other financial income		**2,847**	1,747	1,504
Other income, net		**578**	3,161	1,350
Earnings before interest expense and taxes (EBIT)		**25,028**	34,061	10,947
Interest expense and foreign exchange gain (loss)		**(3,609)**	(3,905)	(3,055)
Income before taxes and minority interest – N GAAP		**21,419**	30,156	7,892
Current income tax expense		**(14,063)**	(13,711)	(3,553)
Deferred income tax expense US GAAP		**313**	(2,467)	(784)
Adjusted to N GAAP deferred tax	10	**17**	(10)	(6)
Net income - N GAAP		**7,686**	13,968	3,549
Minority interest		**177**	18	(90)
Net income after minority interest - N GAAP		**7,863**	13,986	3,459

Shareholders' equity:

Amounts in NOK million	Notes	2001	2000	1999
Shareholders' equity for US GAAP		**74,793**	71,227	59,497
Unrealized gains commodity derivative instruments – current and long-term (a)		**(106)**	(59)	(79)
Cash Flow hedge – current and long-term (a)		**(188)**	-	-
Unrealized gain on securities (b)	13	**(58)**	-	(4)
Deferred tax assets and liabilities – current and long-term (c)	10	**96**	10	24
Dividends payable (d)		**(2,576)**	(2,470)	(2,094)
Minority Interest (e)		**1,051**	1,419	1,323
Shareholders' equity for N GAAP		**73,012**	70,127	58,667

Explanation of major differences between N GAAP and US GAAP

(a) Derivative commodity contracts: Under N GAAP, *unrealized gains and losses for commodity derivative instruments that are not hedge designated, and that are not exchange traded, are netted for each portfolio and net unrealized gains are not recognized.* For US GAAP, unrealized gains and losses are recorded to operating revenue for sales contracts or operating cost for purchase purchase contracts. The instruments are accounted for as assets or liabilities at fair value.

For N GAAP, cash flow hedges with derivative instruments are not recognized on the balance sheet or income statement, until the underlying hedged transactions actually occur. Under US GAAP, such instruments are accounted for as assets or liabilities as appropriate, at their fair value. Gains and losses on the hedging instruments are deferred in Other Comprehensive Income until the underlying transaction is recognized in earnings

(b) Unrealized holding gain (loss) on securities: *Under N GAAP, Hydro's long-term marketable equity and debt securities are carried at the lower of historical cost or market value.* Under US GAAP, securities are carried at fair value (market) and unrealized holding gains or losses are included in Other comprehensive income, net of tax effects, for available-for-sale securities.

(c) Deferred taxes: Under N GAAP, deferred taxes are recorded based upon the liability method similar to US GAAP. Differences occur primarily because items accounted for differently under US GAAP also have deferred tax effects. *Under N GAAP, deferred tax assets and liabilities for each tax entity are netted and classified as a long-term liability or asset. A reconciliation of the current and long-term temporary differences giving rise to the N GAAP deferred tax asset and liability is provided in Note 10.*

Classification between current and long-term for US GAAP is determined by the classification of the related asset or liability giving rise to the temporary difference. For each tax entity, deferred tax assets and liabilities are offset within the respective current or long-term groups and presented as a single amount.

(d) Dividends payable: *For N GAAP, dividends proposed at the end of the year which will be declared and paid in the following year are recorded as a reduction to equity and as debt.* For US GAAP, equity is reduced when dividends are declared.

(e) Minority Interest: *For N GAAP shareholders' equity is presented including minority interest.* In US GAAP shareholders' equity is presented excluding minority interest.

(f) Cumulative effect of change in accounting principle: In 1999 Hydro changed its accounting principles regarding start-up costs. *For N GAAP this is recorded to equity.* In US GAAP this is recorded in the income statement.

ounts in NOK million	Notes	2001	2000
:OME STATEMENTS			
erating revenues		4,496	8,377
w materials and energy costs		3,100	5,390
ange in inventories of			
wn production		(28)	23
yroll and related costs	2, 3	623	592
preciation, depletion and			
mortization	4	74	34
ner		1,674	2,448
tal operating costs and expenses		5,443	8,487
ierating income		(947)	(110)
iancial income, net	5	14,478	4,785
her income	5	-	2,193
:ome before taxes		13,531	6,868
irrent tax expense	6	(174)	(1,184)
‹ferred tax benefit	6	330	195
‹t income		13,687	5,879
ıpropriation of net income and equity transfers:			
vidend proposed		(2,576)	(2,470)
stributable equity		(11,111)	(3,409)
tal appropriation		(13,687)	(5,879)
'ATEMENTS OF CASH FLOWS			
‹t income		13,687	5,879
‹preciation, depletion and amortization		74	34
‹ferred taxes		(330)	(195)
ss (gain) on sale of non-current assets		38	(2,203)
her adjustments		(5,036)	1,158
‹t cash provided by operating activities		8,433	4,673
vestments in subsidiaries		(693)	(195)
ile of subsidiaries		(20)	2,420
t sales (purchases) of other investments		(225)	123
‹t cash provided by (used in) ıvesting activities		(938)	2,348
vidends paid		(2,470)	(2,094)
her financing activities, net		852	11,558
‹t cash provided by (used in) ıancing activities		(1,618)	9,464
reign currency effects on cash flow		(19)	396
‹t increase in cash and cash equivalents		5,858	16,881
ısh and cash equivalents 01.01		19,382	2,501
ısh and cash equivalents 31.12		25,240	19,382

ı accompanying notes are an integral part of the financial statements.

Amounts in NOK million	Notes	31 December, 2001	2000
BALANCE SHEETS			
ASSETS			
Intangible assets		3	32
Property, plant and equipment	4	260	223
Shares in subsidiaries	7	49,430	48,689
Intercompany receivables		29,819	25,227
Non-consolidated investees	8	975	777
Prepaid pension, investments and other non-current assets	2, 9	4,976	4,914
Total financial non-current assets		85,200	79,607
Inventories	9	238	216
Accounts receivable, less allowances of 54 and 41		168	508
Intercompany receivables		34,397	35,980
Prepaid expenses and *other current assets*		2,137	4,294
Cash and cash equivalents		25,240	19,382
Current assets		62,180	60,380
Total assets		147,643	140,242
LIABILITIES AND SHAREHOLDERS' EQUITY			
Paid-in capital:			
Share capital 266,596,650 at NOK 20	11	5,332	5,332
Treasury stock 8,962,478 at NOK 20		(179)	(132)
Paid-in premium		15,055	15,055
Other paid-in capital		15	4
Retained earnings:			
Retained earnings		21,541	10,430
Treasury stock		(2,988)	(2,092)
Shareholders' equity		38,776	28,597
Deferred tax liabilities	6	998	1,331
Other long-term liabilities		1,944	700
Long-term liabilities		2,942	2,031
Intercompany payables		106	142
Other long-term interest-bearing debt		36,843	39,065
Long-term debt		36,949	39,207
Bank loans and other interest-bearing short-term debt	9	3,511	5,067
Dividends payable		2,576	2,470
Intercompany payables		58,101	56,771
Current portion of long-term debt		1,779	1,978
Other current liabilities		3,009	4,121
Current liabilities		68,976	70,407
Total liabilities and shareholders' equity		147,643	140,242

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Norsk Hydro ASA are prepared in accordance with accounting principles generally accepted in Norway (N GAAP).

Hydro's general accounting policies are presented in Note 1 to the consolidated financial statements on pages 71-76. See Note 26 on pages 101 and 102 for an additional clarification of *the major differences in accordance with N GAAP compared* with US GAAP.

Shares in subsidiaries and non-consolidated investees are in Norsk Hydro ASA's financial statements presented according *to the cost method. Group relief received is included in divi*dends from subsidiaries.

Movements in paid-in capital is described in Note 3 to the consolidated financial statements.

For information about *risk management in Norsk Hydro* ASA see Note 24 in Notes to the consolidated financial statements and the Risk Management discussion *in the Operating* and Financial Review and Prospects section of this report. The information given in Note 19 in Notes to the consolidated financial statements on payments on long-term debt also applies to Norsk Hydro ASA.

Norsk Hydro ASA provides financing to most of the subsidiary companies in Norway as well as abroad. All employees working for Norsk Hydro Produksjon AS are employed by Norsk Hydro ASA.

The principles for charging payroll costs to subsidiaries are changed in 2001. The charge for these costs is accounted for *on a net basis, reducing* Payroll and related cost. The information for 2000 is reclassified to be comparable. As a result, Operating revenues and *Payroll and related cost for 2000* is reduced with NOK 5,006 million.

2. EMPLOYEE RETIREMENT PLANS

Net periodic pension cost

Amounts in NOK million	2001	2000
Defined benefit plans:		
Benefits earned during the year	334	269
Interest cost on prior period benefit obligation	540	477
Actual return on plan assets	(707)	(276)
Net amortization and deferral	84	(402)
Curtailment loss	116	-
Net periodic pension cost	367	68
Termination benefits and other	442	42
Total net periodic pension cost	809	110

Assumptions at end of year

	2001	2000
Discount rate	7.5 %	7.5 %
Expected return on plan assets	8.5 %	8.5 %
Rate of salary increase	3.5 %	3.5 %
Rate of pension increase	2.5 %	2.5 %

See Note 20 in Notes to the consolidated financial statements for further information.

Status of pension plans reconciled to balance sheet

Amounts in NOK million	Plan assets exceed ABO 2001	2000	ABO exceeds plan assets 2001	2000
Defined benefit plans:				
Projected benefit obligation (PBO)	(6,199)	(5,544)	(2,310)	(1,429)
Plan assets at fair value	8,085	9,005	-	-
Plan assets in excess of (less than) PBO	1,886	3,461	(2,310)	(1,429)
Unrecognized prior service cost and other	1,555	83	1,481	842
Prepaid pension (accrued pension liabilities)	3,441	3,544	(829)	(587)
Termination benefits and other	-	-	(792)	(264)
Total prepaid pension *(accrued pension liabilities)* on balance sheet	3,441	3,544	(1,621)	(851)

3. REMUNERATIONS AND OTHER

Remuneration of the members of the corporate assembly and the board of directors was NOK 353,500 and NOK 2,158,000, respectively. *The president's salary and other benefits inclusive* of remuneration as member of the board totaled NOK 3,935,000 in 2001 and NOK 4,093,000 *in 2000. The president is entitled to* retire at 62 years of age with a pension benefit representing 65 percent of his salary. *The company's employment contract with* the president provides that, in the event that employment terminates, he has the right to salary and the accrual of pension rights for a three year period. The company's obligation is reduced by salary received or pension rights accrued from other sources. In May 2001, Egil Myklebust retired as president but continued to be employed by the Company and accordingly forfeited the right to receive severance pay. In May 2001, Eivind Reiten assumed the position as president, but not as a member of the Board of Directors. Remuneration to president includes remuneration to Egil Myklebust as member of the Board for *2000 and the first four months of 2001.*

In March 2001, the Board approved a new stock option *plan for corporate officers and certain key employees, in additi*on to expanding the existing subsidized share-purchase plan for employees. Refer to note 4 in Notes to the consolidated financial statements for a description of stock based compensation. In addition, it is established a stronger element of performance rewards in Hydro's compensation system: a bonus linked to achieving performance goals in the business plans for various units in Hydro. The bonus is limited to a maximum of one month's salary per year for employees. For approximately 200 managers with substantial responsibility for performance, the bonus is limited to a maximum of two months salary. For top management – around 30 persons – the bonus is limited to a maximum of three months salary. Performance goals established eliminates effects of price variations of the company's main products and foreign exchange fluctuations. It is the actual *improvements of Hydro's activities that will be measured and* rewarded.

artners and employees of Hydro's appointed independent iditors, Deloitte & Touche AS, own no shares in Norsk Hydro SA or any of its subsidiaries. Fees in 2001 to Deloitte & Toue AS for ordinary audit were NOK 3,370,000 for Norsk Hydro SA and NOK 12,178,000 for Norwegian subsidiaries. Fees for udit-related services were NOK 1,311,000 for Norsk Hydro SA and NOK 864,000 for the Norwegian subsidiaries. Fees for her services were NOK 625,000 for Norsk Hydro ASA and OK 4,884,000 for the Norwegian subsidiaries. Deloitte Consulg AS, an affiliate company of Deloitte & Touche AS in Noray, has provided services to Hydro in the amount of NOK ,272,000 of which NOK 189,000 was allocated to Norsk ydro ASA and the remaining amount for the subsidiaries.

For 2001, the estimated adjustment to the tax basis (conlidated RISK) of shares for shareholders in Norsk Hydro ASA a positive amount of NOK 16.90 per share.

Members of the board of directors are elected for two year rms. Their rights and obligations as board members are soleand specifically provided for in the company's articles of sociation and Norwegian law. The company has no signifiant contracts in which a board member has a material intest.

In 2001, the average number of employees in the Group as 36,867, compared to 37,575 for 2000. The corresponding ure for the parent company was 9,148 employees in 2001 rsus 9,181 in 2000. A substantial part of the employees in orsk Hydro ASA are engaged in activities for other Group mpanies. The costs for these employees are accounted for a net basis reducing Payroll and related costs.

nounts in NOK million	2001	2000
yroll and related costs:		
laries	**4,888**	4,820
cial security costs	**713**	589
cial benefits	**43**	79
:l periodic pension cost (Note 2)	**809**	110
ernal invoicing of payroll related costs	**(5,830)**	(5,006)
tal	**623**	592

tal loans to the company's employees, members of the corrate assembly and board of directors as of 31 December, 01 are NOK 895 million. All loans are given in accordance h general market terms. Loans given to members of the ard and their number of shares owned as of 31 December, 01 are:

	Loans outstanding 1)	Number of shares
il Myklebust	4,624	3,715
rger A. Lenth	-	144
dmund Per Olsen	51	762
ne Cath. Høeg Rasmussen	-	1,014
d Semstrøm	20	46
Wold	-	829

Members, observers and deputy members of the corporate assembly owning ordinary shares as of 31 December, 2001 are:

	Number of shares
Erna Flattum Berg	253
Åse Bjøntegård	300
Roy Brenden	92
Sjur Bøyum	829
Jan Einar Forsmo	60
Solveig Frøynes	76
Kjell Furseth	205
Westye Høegh	10,212
Oddvar Karlsen	155
Leena Marjatta Klaveness	82
Kari Kveseth	50
Kjell Kvinge	116
A. Sylvi Lem	152
Peter Lorange	413
Jon-Arne Mo	147
Jarle Molde	110
Geir Nilsen	1
John-Arne Nilsen	124
Nils-Egel Nilsen	7
Roy Rudberg	60
Rune Strande	91
Sven Ullring	26
Morten Ødegård	110
Ingar Aas-Haug	36
Svein Aaser	1,872

Loans to senior management as of 31 December, 2001 and their ownership of shares and options (see Note 4, page 78) are:

	Loans outstanding 1)	Number of shares	Options
Eivind Reiten	-	4,758	13,500
Alexandra Bech 2)	-	593	2,000
Thorleif Enger	755	15,809	14,000
Leiv L. Nergaard	365	12,679	14,000
John O. Ottestad 3)	-	8,155	5,000
Jon-Harald Nilsen	267	187	10,000
Tore Torvund	457	474	14,000

Outstanding loan particulars: 4)	Interest	Loans Repayment	Amount 1)
Thorleif Enger	7.0%	7-15 years	755
Leiv L. Nergaard	6.5 - 7.0%	15 years	365
Jon-Harald Nilsen	7.0%	5-15 years	267
Tore Torvund	7.0%	5-15 years	457

1) Amounts in NOK thousands
2) Executive Vice President as of 15 January, 2002
3) Executive Vice President as of 1 March, 2002
4) Each member of senior management has, in addition, interest-free loans for shares and/or PC equipment, in accordance with the company's terms for employees.

4. PROPERTY, PLANT AND EQUIPMENT

Amounts in NOK million	Machinery, etc	Buildings	Plant under construction	Other	Total
Cost 31.12.2000	264	234	13	7	518
Additions at cost	61	-	50	12	123
Retirements	(24)	(46)	-	-	(70)
Transfers	5	-	(5)	-	-
Accumulated depreciation 31.12.2001	(188)	(123)	-	-	(311)
Net book value 31.12.2001	118	65	58	19	260
Depreciation in 2001	(43)	(3)	-	-	(46)1)

1) Amortization of intangibles amounts to NOK 28 million.

5. FINANCIAL INCOME AND EXPENSE, AND OTHER INCOME

Amounts in NOK million	2001	2000
Dividends from subsidiaries	**14,934**	4,018
Dividends from non-consolidated investees	**56**	60
Interest from group companies	**4,183**	3,979
Other interest income	**1,880**	868
Interest paid to group companies	**(3,584)**	(2,600)
Other interest expense	**(3,161)**	(3,117)
Other financial income, net	**170**	1,577
Financial income, net	**14,478**	4,785

In 2000 Hydro sold its subsidiary Hydro Seafood AS. The sale resulted in a pre-tax gain of NOK 2,193 million, included in "Other income". There was no other income in 2001.

6. INCOME TAXES

The tax effect of temporary differences resulting in the deferred tax assets (liabilities) and the change in temporary differences are:

	Temporary differences			
	Tax effected		Change	
Amounts in NOK million	2001	2000	2001	2000
Short-term items	**84**	60	**(381)**	167
Write-down on shares	**(652)**	(647)	**(17)**	(3)
Prepaid pension	**(964)**	(992)	**59**	(13)
Pension liabilities	**454**	238	**1,037**	256
Other long-term	**80**	10	**14**	289
Deferred tax liabilities	**(998)**	(1,331)		
Change for year			**712**	696

Change in temperary differences for 2001 includes the effect of the liquidation of a subsidiary in Great Britan.

Reconciliation of nominal statutory tax rate to effective tax rate

Amounts in NOK million	2001	2000
Income (loss) before taxes	**13,531**	6,868
Expected income taxes at statutory tax rate	**3,789**	1,923
Tax free income	**(42)**	(47)
Non-deductible expenses	**5**	5
Dividend exclusion	**(3,583)**	(845)
Affect of liquidation subsidary	**(139)**	-
Other, net	**(194)**	(55)
Hydro-electric power surtax	**8**	8
Income tax expense	**(156)**	989
Effective tax rate	**(1.15%)**	14.40 %

See Note 10 in Notes to the consolidated financial statements for further information

7. SHARES IN SUBSIDIARIES

Company name:		Percentage of shares owned by Norsk Hydro	Total share capital of the company (1,000's)		31.12.2001 (in NOK 1,000's)	Book value
Oil and Energy:	Saga Holding AS	100	NOK	12,035	16,246,324	
	Norsk Hydro Kraft OY	100	FIM	200	269	
	AS Svælgfos	100	NOK	800	800	
	Norsk Hydro E&P Americas AS	100	NOK	20,000	511,600	
	Norsk Hydro Technology Ventures AS	100	NOK	150	150	
	Norsk Hydro Electrolysers AS	100	NOK	4,000	4,300	
Light Metals:	Hydro Aluminium AS	100	NOK	2,167,001	4,866,019	
	Norsk Hydro Magnesiumgesellschaft GmbH [1]	2	EUR	511	179	
Agri:	Algea AS	100	NOK	1,000	16,679	
	Hydro Agri Hellas S.A.	100	GRD	90,000	2,277	
	AS Djupvasskaia	100	NOK	1,000	8,800	
	Hydro Agri Argentina S.A.	100	ARS	33,012	275,199	
	Hydro Agri Colombia Ltda.	100	COP	4,304,128		16,749
	Hydro Agri Russland AS	100	NOK	3,200	21,200	
	Hydro Agri Uruguay S.A.	100	UYU	18	7,231	
	Hydro Agri Venezuela C.A.	60	VEB	363,000	125	
	Hydro Nordic, S.A.	70	GTQ	8,500	14,110	
	Hydroship a.s	100	NOK	280,000	280,000	
	Hydroship Services AS	100	NOK	1,039	1,039	
	Norensacados C.A.	100	VEB	15,000	140	
	Norsk Hydro Chile S.A.	100	CLP	878,668	13,071	
	Norsk Hydro (Far East) Ltd.	100	HKD	50	60	
	Ceylon Oxygen Ltd.	70.85	LKR	90,000	29,575	
	Okledyh Management AS	93.2	NOK	139	9,565	
	Hydro Wax AS	100	NOK	3,750	3,750	
	Hydro Gas and Chemicals AS	100	NOK	15,050	49,416	
Other activities:	Hydro Pronova AS	100	NOK	59,644	846,634	
	Industrial Insurance Ltd.	100	NOK	10,000	10,000	
	Industriforsikring AS	100	NOK	20,000	20,000	
	Norsk Bulk AB	100	SEK	102	2,551	
	Retroplast AS	100	NOK	50	18,826	
	Grenland Industriutvikling AS	100	NOK	1,750	10,950	
	Hydro Porsgrunn Eiendomsforvaltning AS	100	NOK	2,500	5,500	
Corporate:	Norsk Hydro Plastic Pipe AS	100	NOK	10,000	156,472	
	Norsk Hydro Asia Pte. Ltd.	100	SGD	218,145	1,005,787	
	Norsk Hydro Brasil Ltda.	100	BRL	33,268	123,893	
	Norsk Hydro Danmark AS	100	DKK	1,002,000	4,515,523	
	Norsk Hydro Deutschland GmbH	100	EUR	56,242	736,299	
	Norsk Hydros Handelsselskap AS	100	NOK	1,000	1,000	
	Norsk Hydro Produksjon AS	100	NOK	200,000	18,811,324	
	Norsk Hydro Russland AS	100	NOK	19,000	19,000	
	Norsk Hydro Sverige AB	100	SEK	585,000	557,692	
	Norsk Hydro Americas, Inc.	100	USD	30,000	209,917	
Total						49,429,995

The foreign currency designation indicates country of domicile.
Percentage of shares owned equals percentage of voting shares owned.
A number of the above-mentioned companies also own shares in other companies as specified in their annual reports.

1) The company is owned 98 percent by Norsk Hydro Deutschland GmbH and 2 percent by Norsk Hydro ASA.

The following figures which relate to Norsk Hydro ASA's concession to own an energy distribution network are required by regulation § 4-4 to the law on energy (in NOK million)	2001	2000
Operating revenues	-	2
Operating costs	-	2
Operating income (loss)	-	-
Fixed asset base	-	4
Return on capital	-	11.6

The energy distribution network in Norsk Hydro ASA was sold with effect from 1 February, 2001 and figures in the accounts for the year include only activities of the month of January.

8. SHARES IN NON-CONSOLIDATED INVESTEES

The most significant investments in non-consolidated investees for Norsk Hydro ASA are (amounts in NOK million):

Name	Pecentage owned (equals voting rights)	Country	Book value as of 31 December, 2001	Long-term advances	Total
Compania Industrial de Resinas Sinteticas - CIRES SA	26.2%	Portugal	100		100
Phosyn Plc.	35.0%	Great Britain	79		79
Hydro Agri Trade Maroc	50.0%	Marocco	71		71
Suzhou Huasu Plastics Co. Ltd.	31.8%	China	67	81	148
Qatar Fertilizer Company (S.A.Q.)	25.0%	Qatar	43		43
Scanraff [1]	21.5%	Sweden	-	203	203
Other			122	209	331
Total			482	493	975

1) Indirectly owned by Norsk Hydro ASA.

9. SPECIFICATION OF BALANCE SHEET ITEMS

Amounts in NOK million	2001	2000
Prepaid pension, investments and other non-current assets:		
Other investments	**397**	445
Prepaid pension	**3,441**	3,544
Other non-current assets	**1,138**	925
Total	**4,976**	4,914
Inventories:		
Raw materials	**157**	125
Finished goods	**81**	91
Total	**238**	216
Bank loans and other short-term interest-bearing debt:		
Bank overdraft	**1,042**	907
Other interest-bearing debt	**2,469**	4,160
Total	**3,511**	5,067

10. GUARANTEES

Norsk Hydro ASA provides guarantees arising in the ordinary course of business including stand-by letters of credit, letters of credit, performance bonds and various payment or financial guarantees.

Amounts in NOK million	2001	2000
Guarantees (off-balance sheet):		
Guarantees of debt	**1,577**	1,545
Indirect guarantees	**4,513**	3,201
Total	**6,090**	4,746

11. NUMBER OF SHARES OUTSTANDING, SHAREHOLDERS, ETC.

The share capital of the company is NOK 5,331,933,000. It consists of 266,596,650 ordinary shares at NOK 20 per share. As of 31 December, 2001 the company had purchased 8,962,478 treasury stocks at a cost of NOK 3.2 billion. For further information on these issues see Note 3 in Notes to the consolidated financial statements.

Shareholders holding one percent or more of the total 257,634,172 shares outstanding as of 31 December, 2001 are according to information in the Norwegian securities' registry system (Verdipapirsentralen):

Name	Number of shares
Ministry of Trade and Industry	116,832,770
Morgan Guaranty Trust Co. of NY [1]	16,693,951
State Street Bank & Trust [2]	11,789,827
JP Morgan Chase Bank [2]	10,652,552
Folketrygdfondet	9,135,200
JP Morgan Chase Bank [2]	5,360,000
JP Morgan Chase Bank [2]	3,600,000
Vital forsikring ASA	3,511,511
Sicovam [2]	3,367,081
Gjensidige NOR Sparebank	2,760,786

1) Representing American Depositary Shares.
2) Client accounts and similar.

To the annual general meeting of Norsk Hydro ASA

INDEPENDENT AUDITORS' REPORT FOR N GAAP FINANCIAL STATEMENTS

We have audited the financial statements of Norsk Hydro ASA and its subsidiaries as of 31 December 2001, showing a profit of NOK 13,687 million for the parent company and a profit of NOK 7,686 million for the group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of net income. Financial statements comprise the balance sheet, the statement of income, the statement of cash flows, the accompanying notes and the group accounts. These financial statements, which are presented in accordance with accounting principles generally accepted in Norway, are the responsibility of the Company's Board of Directors and the Company's President. Our responsibility is to express an opinion on these financial statements and on certain other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards generally accepted in Norway. Auditing standards generally accepted in Norway require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards generally accepted in Norway, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements, as shown on page 68-70 and page 103, are prepared in accordance with the law and regulations and present fairly, in material respects, the financial position of the Company as of 31 December 2001 and the results of its operations and its cash flows for the period, in accordance with accounting principles generally accepted in Norway;
- the Company's management has fulfilled its duty to maintain the Company's accounting process in such a proper and well-arranged manner that the accounting process is in accordance with the law and accounting practices generally accepted in Norway; and
- the information in the Board of Directors' report, as shown on page 26-32, concerning the financial statements, the going concern assumption, and the proposal for the allocation of net income is consistent with the financial statements and complies with the law and regulations.

Oslo, Norway, 28 February, 2002
DELOITTE & TOUCHE AS

Ingebret G. Hisdal - State Authorized Public Accountant, (Norway)

To the annual general meeting of Norsk Hydro ASA

INDEPENDENT AUDITORS' REPORT FOR US GAAP FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of December 31, 2001 and 2000, and the related consolidated income statements, statements of comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements on pages 66-68 present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Oslo, Norway, 28 February, 2002
DELOITTE & TOUCHE AS

Ingebret G. Hisdal - State Authorized Public Accountant, (Norway)

STATEMENT OF THE CORPORATE ASSEMBLY TO THE ANNUAL GENERAL MEETING OF NORSK HYDRO ASA

The board of directors' proposal for the financial statements for the financial year 2001 and the Auditors' report have been submitted to the corporate assembly. The corporate assembly recommends that the directors' proposal regarding the financial statements for 2001 for the parent company, Norsk Hydro ASA, and for Norsk Hydro ASA and its subsidiaries be approved by the annual general meeting, and that the net income for 2001 of Norsk Hydro ASA be appropriated as recommended by the directors.

Oslo, Norway, 28 February, 2002
Sven Ullring

CORPORATE ASSEMBLY

The following were members of Norsk Hydro's corporate assembly at the end of 2001:

Sven Ullring
(chairman)
Svein Steen Thomassen
(vice chairman)
Åse Bjøntegård
Kjell Furseth
Aase Gudding Gresvig
Westye Høegh
Kari Kveseth
Kjell Kvinge
Frøydis Langmark
Jørgen Lindegaard
Peter Lorange
Gisèle Marchand
Jon-Arne Mo
Jarle Molde
Geir Nilsen
John-Arne Nilsen
Rune Strande
Sigurd Støren
Siri Teigum
Kjell Aamot
Svein Aaser

Observers:
Ingar Aas-Haug
Oddvar Karlsen
Nils-Egel Nilsen

Deputy members:
Ellen Holager Andenæs
Erna Flattum Berg
Roy Brenden
Sjur Bøyum
Jan Einar Forsmo
Solveig Frøynes
Geir Hansen
Leena Marjatta Klaveness
Idar Kreutzer
Hans E. Krokan
Sylvi A. Lem
Roy Rudberg
Morten Ødegård

Changes and record results

2000 Report off the board of directors



1 Einar Kloster, chairman
2 Borger A. Lenth, vice chairman
3 Anne Cathrine Høeg Rasmussen
4 Gudmund Per Olsen
5 Tom Wachtmeister
6 Benedicte Berg Schilbred
7 Egil Myklebust
8 Odd Semstrøm
9 Per Wold

Norsk Hydro entered the new millennium with a new corporate strategy, "Focus for the future", which involved the company concentrating on activities in its three core areas – Oil and Energy, Light Metals and Agri. Other businesses were to be sold, cultivated jointly with other partners, or wound up. It was the board's view that such a strategy would enable Hydro to position itself most favorably in order to meet the requirements for enhanced value creation in today's tough competitive environment.

In 2000 this strategy was pursued with great tenacity in all parts of the organization. Twelve months later, Hydro stands forth as an integrated energy and industrial company in which the three core areas each contribute fully to value creation, innovation and the development of competencies.

In the course of 2000, Oil and Energy completed the organizational and commercial integration of Saga Petroleum. The process demonstrated that Saga had valuable resources to bring to Hydro, in the form of competence as well as assets. In line with the strategy for this business area, production will grow on the Norwegian continental shelf and in selected core areas outside Norway: Angola, Canada, Iran and Russia. The interests previously held by Saga in the British sector were sold during the course of the year. The board has not finally determined the strategy for the company's assets in Libya.

Hydro is favorably positioned as a considerable gas producer for the continental market while its European agricultural operations are major consumers of gas, at a time when new business opportunities are opening up in a liberalized European electricity and gas market.

Hydro is already present at every stage of the energy chain, from producer to end-user, in the gas as well as the electricity markets. The board will continue to look into ways the company can exploit the new opportunities created by the deregulated market.

Towards the end of 2000, the Norwegian government submitted a proposal to the Storting that Hydro and other oil companies be permitted to enter into negotiations for the purchase of some of the Norwegian state's assets in the oil and gas fields on the Norwegian shelf. Such a purchase will represent an important step towards the company achieving a satisfactory production volume.

The Light Metals business area has consolidated its position as an integrated metal supplier. Hydro's metal supplier concept has played a vital role in this development. The concept is based on the needs of customers and seeks to meet them in the best way possible by supplying products from Hydro's own metal plants and remelt facilities, along with establishing partnership agreements and carrying out market operations. The metal supplier concept has given Hydro a firm market position with an interesting growth potential.

During the year the company has made progress at every stage of the light metals value chain. The competitive sourcing of aluminium oxide was secured as a result of the decision to increase production capacity and ownership in the Alunorte refinery in Brazil. This investment, together with Hydro's strong standing in the metal market, provided the platform for the plans to expand and modernize the Sunndal metal plant. The extension of Europe's largest, and most modern aluminium smelter confirms Hydro's center stage position in the international metal market. Remelt activities were boosted by the construction and purchase of new plants in both Europe and the USA.

Downstream light metal activities enhanced the basis for continued profitable growth in 2000. The purchase of the North American extrusion company Wells Aluminum Corporation represents a vital element in realizing this strategy. Considerable investments in Norway, Sweden and Germany relating to the production of aluminium components for the automotive industry will consolidate Hydro's leading position as a supplier to a demanding market in constant growth. The board envisages major opportunities for continued growth and development in the Light Metals area, with a view to consolidating Hydro's role as an innovative supplier to all sectors of the market for light metals and light metal products.

The Agri business area continued to implement its turnaround process. At the turn of the year the turnaround was considerably ahead of the targets set when the process was launched, and the business area today is well on the way to recapturing a lucrative market position. Agri will continue the turnaround process in order to complete the necessary reorganization of its own operations as well as to make a contribution to the ongoing restructuring of the European fertilizer industry.

At the same time, Hydro will expand in areas where there are opportunities for competitive value creation, primarily outside Europe. Norsk Hydro therefore purchased a majority stake in the Brazilian fertilizer company Adubos Trevo in summer 2000 and decided in the fall to participate in the expansion of the Qafco fertilizer company in Qatar. The board's resolution to continue concentrating on Agri has given

factory results. The business is well placed to enhance its
is the leading supplier of plant nutrition to farmers around

ction with the strategy process that culminated in "Focus for
", it was decided that Petrochemicals would not be a core
for the company. A process was therefore initiated to find
olution for Petrochemicals, preferably outside Hydro.
ble market conditions for petrochemical products have
ifficult to achieve a satisfactory price for the business. The
s thus decided not to pursue this matter for the time being.
egic decision remains, however, unchanged.

h the decision to concentrate on the three core business
and Energy, Light Metals and Agri, Hydro Seafood and our
p interest in Dyno ASA were sold. In total, divestments for
NOK 13 billion were completed in 2000.

stment program, for which a target was set of completing
nts worth at least NOK 10 billion by the end of 2001, is
well ahead of schedule. This gave a solid boost to the
's financial position, reinforcing its ability to fully concen-
s three core business areas.

o ensure that our strategy is monitored as cost-efficiently as
we are continuing to employ the Value Based Management
model. The model has provided Hydro with a superior tool
g ambitious goals for itself and for the individual business
model also provides a considerably better opportunity for
g and assessing, on a continuous basis, the results deriv-
he company's own efforts. The evaluation process enables
g and follow-up in areas especially in need of management
d attention.

any has singled out a number of support functions and
them in one unit, Hydro Business Partner, and set up a
g network across the business areas. These measures will
better deployment of the company's total resources and
isting cost reductions.

e board was actively engaged in issues of Corporate
ce. The intention has been to clarify the roles of the board
gement respectively, in order to enable the board to focus
mpany's overall strategy and business planning, as well as
ervisory role. Management has been granted greater
lities within the framework of the strategy and business
oted by the board, through increased appropriation limits
other measures. These changes will better position the
o implement swifter and more flexible decision processes
scope of the long-term parameters set by the board.
board's most important areas of responsibility is to ensure
mpany's top management meets international standards.
mand with respect to competitive compensation and
career development means that the board will have to take greater responsibility for ensuring that the company as a whole continues to develop as an attractive and challenging employer. The implementation of incentive schemes will provide a stimulus for the achievement of the company's goals, as well as contribute to a better understanding of the shareholders' requirement for a satisfactory rate of return.

It is the view of the board that implementation of the strategy adopted, together with the remaining measures initiated or realized in 2000, forms a solid basis for value creation for the company's shareholders. The aim of the board is to continue this work with an even greater emphasis on performance management, the ability to change and the achievement of financial results which satisfy the company's owners. The board is consequently pressing ahead with the "Focus for the future" strategy.

In July the board resolved to introduce a performance target based on Cash Return on Gross Investment – CROGI. For 2000 the company's CROGI was 12.3 percent, compared with 8.4 percent for 1999. Even though a major portion of the improvement can be attributed to favorable foreign currency exchange rates and better market conditions for Hydro's products, especially for oil and plant nutrition, the company's own measures and underlying performance have made a considerable contribution to the result.

In order to neutralize the effects of fluctuations in the prices of important products, the company also calculates a normalized CROGI on the basis of a set of mid-cycle prices for Hydro's key products. The normalized prices, which are described in greater detail on pages 44 and 45, are equivalent to the expected long-term price level for the main products. Using this method, CROGI in 2000 was roughly nine percent. This is in line with the board's declared targets of 9.5 percent for 2001 and 10 percent for 2002.

Meanwhile, the target of an average annual rate of return to shareholders of 15 to 20 percent (defined as change in share price plus dividend paid per share), is maintained. The rate of return for 2000 was 13.4 percent.

The ratio between long-term debt and equity, adjusted for any liquidity in excess of a normal level, was 0.39 at the end of 2000. This exceeds the target of 0.5, and must be described as very satisfactory. The solid equity capital ratio gives Hydro the financial means to carry through the company's strategy by continuing to position itself in the three core areas in accordance with the strategic opportunities for further growth and value creation.

In 2000 Hydro posted the best result in the company's history. The result provides a solid platform for further development. In spite of the positive achievements made so far, the board will continue to scrutinize the company's operations with the aim of achieving further cost reductions and greater synergies.

The company shall remain in the forefront when it comes to running and developing its activities in a sustainable way. This means that Hydro will return satisfactory financial results at the same time as it takes into careful consideration the natural environment, develops its organization and employees, avoids damage and accidents, and clearly demonstrates social responsibility – regardless of geographical location or business activity. It also means that Hydro firmly believes that continued growth and renewal are tied to our ability to tackle environmental challenges, both in the form of new knowledge, innovative technology and new ways of working in partnership with other interests.

2000 FINANCIAL RESULTS

Norsk Hydro's net income in 2000 was NOK 13,981 million, or NOK 53.40 per share. The corresponding figures in 1999 were NOK 3,416 million and NOK 13.80 per share. Operating income in 2000 was nearly four times as high as in 1999, while income before tax and interest expense (EBITDA) more than doubled. Earnings in 2000 were favorably influenced by a significantly higher oil price and oil production. Extensive restructuring measures in Hydro Agri resulted in lower costs while market conditions improved throughout the year. Greater margins and volumes in Light Metals and Energy impacted positively.

The results for both 2000 and 1999 included gains on the divestment of operations. In 2000 these gains amounted to NOK 2,800 million after tax (NOK 10.70 per share) compared with NOK 1,040 million after tax (NOK 4.20 per share) the previous year. The major items in 2000 were the divestment of Hydro Seafood and the sale of the company's shares in Dyno ASA.

Earnings for non-consolidated investees in 2000 increased by NOK 333 million to NOK 672 million. The improvement is attributed to better earnings for companies in both the Light Metals and Agri areas.

Net financial expense in 2000 amounted to NOK 2,158 million compared with NOK 1,551 million in 1999. The increase is due to the combination of a higher USD exchange rate, creating greater foreign currency losses and interest costs, as well as losses on securities.

The provision for current and deferred taxes in 2000 was NOK 16,178 million, equivalent to 54 percent of pre-tax income. The corresponding figures for 1999 were NOK 4,337 million and 55 percent. The tax rates for 2000 and 1999 were influenced by the divestment of operations as described in "Other items". Without these gains, the tax rates would have been approximately 59 percent for 2000 and 62 percent for 1999. The reduction in the tax rate is attributable to the fact that a lower share of earnings was generated by the oil operations in 2000 compared to 1999, despite the favorable market conditions in this area. It was in particular the improvement in Agri that led to the relative contribution of the oil business to earnings declining somewhat in relation to 1999.

Cash provided by operations amounted to NOK 25.6 billion, compared with NOK 14.7 billion in 1999. Hydro's total investments in 2000 totaled NOK 16.6 billion. Roughly 50 percent of this was within Exploration and Production.

In the fourth quarter of 2000 Norsk Hydro changed the way it allocates pension costs to its Norwegian operations. The change resulted in non-recurring charges of NOK 451 million for Oil and Energy, NOK 460 million for Light Metals, NOK 269 million for Agri, NOK 103 million for Petrochemicals and NOK 71 million for the remaining operations. These non-recurring charges to the segments have a corresponding positive effect under Corporate Activities, while NOK 470 million was charged to companies outside Hydro.

According to Section 3-3 of the Norwegian Accounting Act, we confirm that the accounts are prepared on the assumption of going concern.

For a more detailed description of the company's operations and their location, you are referred to the section on each core area.

REVIEW OF BUSINESS AREAS

OIL AND ENERGY

EBITDA in NOK million	2000	1999
Exploration and Production	28,656	11,971
Energy	1,745	1,148
Oil Marketing	211	451
Eliminations	29	9
Total Hydro Oil and Energy	30,641	13,579

EBITDA for Oil and Energy in 2000 was NOK 30,641 million, more than double the figure for 1999. The improvement mainly reflects significantly higher oil and gas prices, together with a 21 percent increase in oil and gas production resulting primarily from the acquisition of Saga Petroleum. The average price of crude oil in 2000 was USD 28 per barrel, compared with USD 18.5 per barrel in 1999. Expressed in Norwegian kroner, the average crude oil price rose from NOK 144.7 per barrel in 1999 to NOK 246.4 per barrel in 2000. Hydro's production of oil and gas in 2000 was 413,000 barrels of oil equivalents per day compared with 340,000 barrels of oil equivalents per day in 1999. Hydro's remaining oil and gas reserves amounted to 2,040 million barrels of oil equivalents at the end of 2000 compared with 2,085 million barrels the year before. High refining margins, better gas trading results in Europe and high electricity production also contributed to the improved results.

METALS

A in NOK million	2000	1999
ium Metal Products	3,744	2,016
ium Extrusion	1,307	1,071
Light Metals	483	717
ations	(33)	(44)
ydro Light Metals	5,501	3,760

A for Hydro Light Metals increased by 46 percent, mainly due er aluminium prices in Norwegian krone terms, higher comal volumes, as well as a very satisfactory result returned by the nium and alumina trading operations. The aluminium price on ndon Metal Exchange (LME) climbed by USD 180 per tonne in urse of the year to an average of USD 1,567 per tonne in The average realized price for Hydro for the year was approxi- y USD 1,530 per tonne compared with USD 1,380 per tonne in As far as downstream operations in Light Metals are con- d, higher volumes and greater extrusion productivity impacted vely on the result, although the company's automotive compo- business, which is in a development phase, still performed weakly. The price of magnesium fell considerably as a result of ased exports from China and the margin was significantly lower te increased demand.

I

A in NOK million	2000	1999
Nutrition	2,841	(119)
nd Chemicals	712	760
	386	515
ations	43	(15)
Hydro Agri	3,982	1,141

DA for Hydro Agri more than trebled from 1999. The improve- in EBITDA for 2000 is due to cost improvement measures, ctions in one-time effects and improved margins. The price ases more than compensated for the increase in variable costs ite significantly greater energy costs as a result of high oil and prices. Despite an improvement, margins are still lower than the rical average for the business cycle. Since the beginning of the work force has been reduced by 2,500 persons, excluding ffect of the acquisitions of Adubos Trevo in Brasil and Kynoch in n Africa. The margin for nitrogen chemicals was reduced sub- ially throughout the year due to the steep rise in ammonia and prices. The squeezed margins were partially offset by a consid- le reduction in fixed costs.

IER ACTIVITIES

ROCHEMICALS

DA for the Petrochemicals segment is down from NOK 855 mil- n 1999 to NOK 662 million in 2000. This is due to the fact that igures for 1999 included gains from the sale of operations plus act that the 2000 figures include one-time only costs. The underlying trend for the operation reveals an improvement of approximately NOK 360 million which is due primarily to an increased S-PVC price.

ECONOMIC CONDITIONS

At the turn of the year the international situation was somewhat uncertain as a result of the development of the US economy. A sharp fall in the US growth rate can also have consequences for developments in Europe and elsewhere in the world.

A fall in oil prices from their top level in 2000 has been met with production reductions in the OPEC countries. Nevertheless, prices are expected to remain lower in 2001 than in 2000. High energy prices have led to aluminium capacity closures in the USA. The closures have resulted in the aluminium price maintaining its level from the second half of 2000, despite the weak demand trend anticipated in 2001. The price of nitrogen fertilizer in Europe is relatively high, though margins are below their historical average due to high energy costs.

HEALTH, ENVIRONMENT AND SAFETY

Hydro strives to maintain a sound working environment free from incidents and accidents. The company gives priority to eco-efficiency in terms of increasing value creation while reducing environmental impact. As an integral part of this annual report, with in-depth information on the www.hydro.com website, the company provides a detailed account of this issue as it relates to raw materials and energy, emissions and waste, products, safety and the working environment.

By means of systematic work over many years, emissions per unit produced at our plants have been reduced. Certain accidental emissions occurring in 2000 did have a limited impact on the environment, though no major pollution was reported. Hydro works systematically to reduce the environmental impact of products, whether related to the additives used in vinyl production, nutrients which run off following fertilization or greenhouse gas emissions. The use of light metals in cars and increased recycling of light metals reduces the environmental impact.

Hydro is a major producer and consumer of energy, which leads to greenhouse gas emissions. In addition to Hydro's focus on energy efficient operations, the company is engaged in development projects aimed at reducing greenhouse gas emissions. As a result of increased production, the total emissions increased in 2000. Eco-efficiency was still improved, as both revenues and production increased more than total emissions.

Although safety is an area given high priority in Hydro, five persons, three Hydro employees and two contractors, lost their lives in accidents during 2000. This is unacceptable. These incidents emphasize that safety has to be given the highest priority throughout our organization. The board will consequently continue its sharp focus on the safety efforts of the company. Hydro intends to remain a forerunner in the area of safety – of fshore as well as in our land-based activities.

The total recordable injury rate, which is the sum of lost-time injuries, restricted work assignments and medical treatments per million hours worked, was 14 in 2000, as in 1999. The number of lost-time injuries per million hours worked was 4.6, while the corresponding figure for 1999 and 1998 was 4. Our safety targets were not met, and systematic measures have been implemented in order to improve safety.

Absence due to illness was 3.9 percent, compared to 3.8 per cent the previous year. Efforts to improve safety performance and the working environment, including the chemical, physical and psychosocial aspects, are being made.

EMPLOYEES

The extensive restructuring in the Agri area, the implementation of new organizational models in combination with growth in Oil and Energy, as well as expansion in Light Metals, have posed major challenges for the employees of the company. The same goes for the efforts required to realize the ambitious goals for cost reductions and result improvements for all of Hydro's operations. The board wishes to express its appreciation for the high level of professionalism and dedication shown by our employees in meeting the demands placed on them by the rigorous competitiveness of the business world.

In the fall of 2000, Hydro's President and CEO Egil Myklebust informed the board that he would step down from his current position in the course of 2001, after ten years in the top position in the company. The board appointed Executive Vice-President Eivind Reiten as President and CEO with effect from May 2001. The board would like to thank Egil Myklebust for the contribution he has made to the company for almost thirty years.

Åge Korsvold and Rolf Ar nesen stepped down fom the corporate assembly during the year. Arnesen was replaced by Ann Høgmann.

NORSK HYDRO ASA

Norsk Hydro ASA (the parent company) had income before tax of NOK 6,868 million in 2000 compared with NOK 2,531 million in 1999. Net income in 2000 was NOK 5,879 million compared with NOK 2,420 million in 1999. The board proposes that a dividend of NOK 9.50 per share be paid, totalling NOK 2,470 million. It is proposed that NOK 3,409 million be transferred to Retained earnings. Distributable equity as of 31 December 2000 was NOK 8,203 million.

Oslo, 21 March, 2001

Einar Kloster

Borger A. Lenth

Benedicte Berg Schilbred

Anne Cathrine Høeg Rasmussen

Egil Myklebust

Gudmund Olsen

Odd Semstrøm

Tom Wachtmeister

Per Wold

inancial Review

iscussion should be read in conjunction with the infor-
n contained in the Company's consolidated financial
nents and the related notes included in this annual
t.

COMPARED WITH 1999

's net income in 2000 increased 309 percent to NOK
1 million (NOK 53.40 per share) from NOK 3,416 million
13.80 per share) in 1999. The substantial improvement
lue to a combination of better market conditions and posi-
ffects resulting from Hydro's implementation of its strategy,
unced in the autumn of 1999, to focus on three core areas:
d Energy, Light Metals and Agri. Hydro's acquisition of
Petroleum in July 1999 increased its oil production con-
ably. This, together with the steep rise in oil and gas prices
g 2000, contributed to the significantly improved result
he prior year, despite the high rate of taxation (approxi-
y 65 percent) on earnings derived from Hydro's oil and
ctivities. Hydro Agri's extensive restructuring resulted in
costs in 2000. At the same time, market conditions
ved during the course of the year. Increased margins and
es in Hydro Light Metals and Energy also contributed to
erall improvement.

million	2000	1999	1998
ating revenues	156,861	111,955	105,784
ating costs and expenses	(128,395)	(104,220)	(99,954)
ating income	28,466	7,735	5,830
onsolidated investees	672	339	410
st income and other cial income	1,747	1,504	1,820
income, net	3,161	1,350	-
gs before interest nse and taxes (EBIT)	34,046	10,928	8,060
st expense and foreign ange gain/(loss)	(3,905)	(3,055)	(2,229)
e before taxes and rity interest	30,141	7,873	5,831
e tax expense	(16,178)	(4,337)	(1,979)
y interest	18	(90)	(98)
e before cumulative of change in unting principle	13,981	3,446	3,754
ative effect of change counting principle	-	(30)	-
ome	13,981	3,416	3,754
gs per share (NOK)	53.40	13.80	16.40

Total operating revenues for 2000 by area in NOK billion



55
44
33
22
11
0
Hydro Oil and Energy
Hydro Light Metals
Hydro Agri
Petrochemicals
Corporate and other

Net income for both 2000 and 1999 include after-tax gains from the divestment of operations amounting to NOK 2,800 million (NOK 10.70 per share) for 2000 and NOK 1,040 million (NOK 4.20 per share) for 1999. Divestments in 2000 included Hydro Seafood AS and Dyno ASA

EBITDA and reconciliation to income before taxes and minority interest

The transition to a new steering model, Value-Based Management, has moved Hydro's focus to cash flow-based indicators, before and after taxes, to measure performance in Hydro's operational areas and operating segments. EBITDA, which Hydro defines as income (loss) before tax, interest expense, depreciation, amortization, write-downs and certain other financial items, is an approximation of cash flow from operations before tax. EBITDA includes results from non-consolidated investees and gains and losses on sales of activities classified as "Other income, net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of goodwill in non-consolidated investees. Hydro's definition of EBITDA may differ from that of other companies.

EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of Hydro's results of operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

Another cash flow-based indicator being used by Hydro to measure its performance is cash return on gross investment (CROGI). CROGI is defined as gross cash flow after taxes, divided by average gross investment. "Gross Cash Flow" is defined as EBITDA less estimated taxes. "Gross Investment" is defined as total assets (exclusive of deferred tax assets) plus accumulated depreciation, amortization and write-downs, less all short-term interest-free liabilities except deferred taxes and taxes payable.

EBITDA - in NOK billion



50
40
30
20
10
0
1996
1997
1998
1999
2000

CROGI in 2000 was 12.3 percent compared with 8.4 percent in 1999. Based on normalized prices, CROGI in 2000 was approximately 9 percent. The target for 2001 is 9.5 percent and for 2002, 10 percent. The normalized prices used are: an oil price of US dollar (USD) 18 per barrel, an aluminium price (London Metal Exchange) of USD 1,500 per tonne, a CAN 27 fertilizer price of DEM 200 per tonne and a US dollar - Norwegian kroner exchange rate of 8.00.

The EBITDA figures by core business area are presented in the table below, in addition to the reconciliation from EBITDA to income before taxes and minority interest.

EBITDA NOK million	2000	1999	1998
Hydro Oil and Energy	30,641	13,579	7,036
Hydro Light Metals	5,501	3,760	4,060
Hydro Agri	3,982	1,141	2,370
Other	6,485	3,464	2,151
Total EBITDA	46,609	21,944	15,617
Depreciation	(12,538)	(10,494)	(7,508)
Write-down	-	(444)	-
Amortization of goodwill of non-consolidated investees	(25)	(79)	(49)
Interest expense	(3,016)	(2,566)	(1,738)
Net foreign exchange loss (gain)	(655)	(304)	(361)
Other financial items	(234)	(184)	(130)
Income before tax and minority interest	30,141	7,873	5,831

EBITDA information by segment in each of the core business areas, as well as an explanation of the financial performance of each segment, is included in the presentation of the operating results of the business areas.

CROGI – Total Hydro



12 %
9 %
6 %
3 %
0 %
1996
1997
1998
1999
2000

The change in EBITDA and the most important items affecting the change follows:

EBITDA for 2000	46,609
EBITDA for 1999	21,944
Change in EBITDA	24,665
Prices and currency, E & P [1]	15,500
Margin	3,155
Volume	3,765
Production and exploration costs, E & P [1]	(1,210)
Fixed costs	315
Restructuring costs	55
Non-recurring items [2]	790
Non-consolidated investees	280
Interest income and other income [3]	2,065
Other	(50)
Total change in EBITDA	24,665

1) Exploration and Production.
2) Including positive one time effect related to pension costs of NOK 470 million.
3) Including gain on divestment of subsidiaries and non-consolidated investees.

Operating Results

Operating revenues increased by approximately 40 percent in 2000 to NOK 157 billion. The increase was principally due to higher prices and volumes in certain of Hydro's business segments and the effects of the high US dollar – Norwegian kroner exchange rate.

EBITDA for 2000 was NOK 46,609 million, representing an improvement of NOK 24,665 million compared to 1999.

In the fourth quarter of 2000 Hydro changed the way it allocates pension costs to its Norwegian operations. Costs are now charged based on pension benefits accruing evenly over employees' service periods. Previously, costs were determined based on the number of years of service, resulting in a concen-

ıf the total cost toward the end of employees' service
. The change in the allocation of pension costs resulted
ecurring charges to the segments with a corresponding
eflected in Corporate Activities of NOK 1,824 million.
these pension costs has been charged to external par-
ulting in a positive effect to the Company's fourth quarter
ng income and EBITDA of NOK 470 million. This change
ılt in slightly higher overall costs for the individual seg-
over the next several years but will not have any signifi-
ect on the Group's consolidated results. The change
ıed above effects only the allocation of pension costs to
ss segments and does not effect the total pension costs
Group. Pension costs are calculated and accounted for
iroup level) in accordance with SFAS 87 (see Note 20 in
o the consolidated financial statements).
rnings from non-consolidated investees of NOK 672 mil-
2000 represent an increase of NOK 333 million compared
prior year. The improvement is attributable to better earn-
businesses within both Hydro Light Metals and Hydro

her income for both 2000 and 1999 consisted of gains
divestment of operations. See Note 9 in Notes to the con-
ed financial statements for a description of the items
ed.

cial items

ancial expenses in 2000 was NOK 2,158 million com-
to NOK 1,551 million in the previous year. Net financial
ses in 2000 were affected by a charge for net currency
of NOK 655 million mainly as a result of the higher US
- Norwegian kroner exchange rate. In 1999 net financial
ses were affected by a charge of NOK 377 million in
ction with losses on Saga crude oil options.
apitalized interest on plant under construction amounted
< 1,029 million in 2000 versus NOK 839 million in the pre-
ear.
et interest bearing debt at the end of 2000 was NOK 29.7
a reduction of NOK 13.4 billion from the end of the previ-
ar.

ovision for current and deferred taxes for 2000 amounted
< 16,178 million, representing 54 percent of pre-tax in-
The corresponding figure for 1999 was NOK 4,337 mil-
quivalent to 55 percent of pre-tax income. The tax per-
es for 2000 and 1999 were influenced by the gains on
es of operations included in "Other income, net" which were taxed at a lower rate. Excluding the effects of these gains, the tax percentage would have been approximately 59 percent for 2000 and 62 percent for 1999. The reduction in taxes as a percentage of income before tax was due to the somewhat lower portion of Hydro's total income represented by oil and gas activities in 2000 compared to the prior year, despite the positive market conditions, attributable primarily to Hydro Agri's improved operating results.

HYDRO OIL AND ENERGY

EBITDA in NOK billion



30
24
18
12
6
0
1996
1997
1998
1999
2000

NOK million	2000	1999	1998
Operating Revenues	55,123	28,355	19,311
EBITDA	30,641	13,579	7,036
Gross Investment	120,668	123,471	74,116
CROGI	14.4%	9.7%	7.3%
Number of employees	3,912	4,348	3,757

Hydro Oil and Energy, which consists of Exploration and Production, Energy and Oil Marketing, had an EBITDA of NOK 30,641 million in 2000. This was an increase of NOK 17,062 million or 126 percent compared to 1999.

EXPLORATION AND PRODUCTION

NOK million	2000	1999	1998
Operating Revenues	35,494	17,406	10,637
EBITDA	28,656	11,971	6,094
Gross Investment	111,038	113,811	65,000
CROGI	14.5%	9.4%	7.3%
Number of employees	2,628	2,806	2,300

EBITDA for Exploration and Production was nearly two and a *half times higher in 2000 than in 1999. The change in EBITDA* and the most important items affecting the change follows:

EBITDA for 2000	28,656
EBITDA for 1999	11,971
Change in EBITDA	16,685
Prices and currency	15,500
Volume	2,290
Production costs	(710)
Exploration costs	(500)
Non-recurring items 1)	(365)
Other income 2)	387
Other	83
Total change in EBITDA	16,685

1) One time charge of pension cost.
2) Gain on sale of UK oil assets.

Revenues and market conditions

Exploration and Production's operating revenues increased in 2000 to NOK 35,494 million from NOK 17,406 million in 1999 (*an increase of 104 percent). The increase was due primarily* to higher crude oil prices and production volume growth, as well as higher gas prices. In 2000, Hydro realized an average crude oil price of USD 28.00 per barrel compared to USD 18.50 per barrel in 1999. The average realized oil price in Norwegian kroner was NOK 246 per barrel in 2000 compared to NOK 145 per barrel in 1999. Hydro's average realized gas prices in 2000 of NOK 0.98 *per standard cubic meter were* approximately 69 percent higher than the average realized gas prices in 1999 of NOK 0.58.

Exploration and Production sells most of its oil and liquid gas production to Energy. In addition, Energy also markets dry gas for *Exploration and Production on a commission basis. Total* internal sales amounted to NOK 26,058 million in 2000 compared to NOK 10,410 million in 1999, an increase of 150 percent. Internal sales to Energy represented 73 percent of Exploration and Production's operating revenues in 2000 compared to 59 percent in 1999. The increase resulted from the inclusion of Saga's production output in internal sales in 2000. Sales of dry gas and transportation tariffs, in addition to some external oil sales, accounted for the remaining *27 percent of Exploration* and Production's operating revenues in 2000.

Hydro's total production of oil and gas in 2000 rose to 413,000 barrels of oil equivalents per day (boed) compared to 340,000 boed in 1999. The increase in production reflected the higher or new ownership interests in several fields following the acquisition of Saga Petroleum in July 1999, as well as the commencement of production in 2000 at Oseberg South, Åsgard B and Sygna. Oil production accounted for 78 percent of the total production in 2000, the same percentage as in 1999. Gas production rose to 14.2 million standard cubic meters per day in 2000 compared to 11.7 million standard cubic meters in 1999.

Ninety two percent of Hydro's oil and gas production in 2000 related to Norwegian-based activities, with the remainder produced from fields located outside of Norway. The sale of assets on the British Continental Shelf in August 2000 reduced production *outside of Norway in the second half of 2000.* Production from fields in Canada, Russia and Libya increased in 2000 compared to 1999.

Global oil production increased to approximately 76.7 million barrels per day in 2000 from an average of 74 million barrels per day in *1999, an increase of 3.5 percent. OPEC produc*tion increased by 1.4 million barrels per day (4.8 percent) in 2000, while production outside of OPEC increased by approximately 1.2 million barrels per day (2.7 percent).

In 2000, the Brent Blend crude oil price increased from USD 24 per barrel at the beginning of the year to almost record high levels of USD 38 per barrel in September. The higher price reflected the low levels of global crude oil and refined products inventories throughout the year combined with increasing demand in almost all regions of the world. Despite OPEC increasing its production quota four times in 2000, temporarily bringing down prices, the price rise continued, reaching a peak in September. *From that point until the end of November, the* price remained in the vicinity of USD 30 per barrel. During December, the price fell dramatically toward USD 21 per barrel. The sharp drop in price reflected replenished crude oil and refined products inventories together with a more uncertain demand outlook. At year end 2000, the Brent blend crude oil price was approximately USD 23 per barrel after having stabilized following discussions among OPEC countries relating to production cuts.

Natural gas accounts for approximately 22 percent of total energy consumption in Europe. Continued growth is expected for the next 10 years mainly due to increased use of gas for

jeneration. Norwegian natural gas deliveries account
oximately 10 percent of total gas consumed in Europe.
99 to 2000 natural gas exports from the Norwegian
ntal Shelf grew by 6.9 percent to 48.9 billion standard
eters. Hydro's share of the exports was 9.4 percent.

ting costs

average production cost (defined as the cost of operat-
ls and transportation facilities including CO_2 emission
urance, gas purchased for injection and lease costs for
ion installations, but excluding transportation tariffs and
ation) was NOK 25 per boe in 2000 compared with NOK
boe in 1999.
dro's total expenditures for exploration of oil and gas
praisal of discoveries amounted to NOK 1,799 million in
mpared to NOK 1,498 million in 1999, an increase of 20
. The increase relates primarily to the acquisition of
etroleum. Of the total exploration expenditures, Hydro
ed NOK 1,701 million in 2000 compared to NOK 1,202
n 1999. This increase is attributable to higher cost relat-
commercial exploration wells in 2000 and the expensing
ously capitalized costs of wells on the Norwegian Conti-
Shelf.
dro acquired a number of attractive licenses both inter-
ly and on the Norwegian Continental Shelf during 2000.
tion wells are planned over the next few years. The over-
ts from Hydro's exploration program in 2000 were disap-
, in part because of delays in the drilling program.
ion activities outside of Norway represented 49 percent
exploration expenditures.
preciation, including provisions for abandonment and
sure costs, averaged NOK 53 per boe in 2000 com-
NOK 49 per boe in 1999. The increase reflects the
production in 2000 from fields with higher depreciation
er boe, and increased depreciation related to excess
er book value of assets acquired from Saga in 1999,
presented NOK 11 per boe in 2000.

k

xpects its oil and gas production to increase by 5 per-
2001 based on the anticipated increase in production
gar d B and Oseberg South and the commencement of
on at several new fields and satellite developments.
ill continue to focus on cost performance and strive to
its position as an efficient operator and low cost pro-
the Norwegian Continental Shelf. One of Hydro's
es in 2001 is for its oil and gas production to reflect no
in the cost per barrel, notwithstanding that major fields
are currently in the decline phase of production. Hydro expects depreciation per boe to decrease slightly in 2001 due to the decreased depreciation charge to be taken in 2001 relating to the excess value over book value of assets acquired from Saga.

Exploration continues to be an important part of Hydro's growth strategy. The Company expects total expenditures related to exploration activities to increase from approximately NOK 1.8 billion in 2000 to approximately NOK 2.1 billion in 2001. Approximately half of the planned exploration expenditures will be allocated to Norwegian-based exploration activities with the remainder dedicated to key international activities.

Global oil demand in 2001 is expected to rise by 2 percent to 77 million barrels per day, with most of the growth in demand expected in non-Organization for Economic Cooperation and Development (OECD) countries. Production outside OPEC is expected to increase by about 0.7 million barrels per day, somewhat less than the 1.2 million barrels per day increase in 2000. In the OECD area, production is expected to remain at the same level as in 2000. Oil exports from Russia are expected to continue to increase.

Crude oil prices in 2001 will, to a large extent, depend on how effectively OPEC manages seasonal swings and regulates production to meet the underlying demand for oil, without inventory refilling. The oil price is expected to be impacted by the added uncertainty of the strength of the US economy.

In January 2001, Hydro purchased put options to hedge a portion of future oil production, on an after tax basis, against the risk of declining oil prices. The put options entitle Hydro to sell 45 million barrels of oil for the period covering the second half of 2001 to year end 2002 for an average strike price of USD 16 per barrel.

In September 2000, the Norwegian Gas Negotiating Committee (GNC) entered into a gas sales agreement with the owners of the Grane field. Under the terms of this Agreement, gas will be injected into the Grane field beginning in October 2003 to improve the oil recovery potential of the field. The GNC also entered into short-term contracts for deliveries to the UK during the winter period of 2000/2001. In addition, the GNC entered into short-term contracts with the Ekofisk Group for 2000/2001. Norwegian gas producers will have annual delivery commitments of approximately 70 billion standard cubic meters by 2005 compared with 48.9 billion standard cubic meters delivered in calendar 2000. Hydro's expected share of this volume will be approximately 11.1 percent.

The European gas market is undergoing rapid liberalization. This may ultimately lead to the dismantling of the GNC. Liberalization will present both challenges and opportunities for Hydro. As a large producer and consumer of gas and power in Europe, Hydro believes it will benefit from these developments.

ENERGY

NOK million	2000	1999	1998
Operating Revenues	44,591	20,365	5,002
EBITDA	1,745	1,148	777
Gross Investment	6,004	6,508	6,221
CROGI	17.5%	12.1%	8.0%
Number of employees	375	481	487

The change in EBITDA and the most important items affecting the change follows:

EBITDA for 2000	1,745
EBITDA for 1999	1,148
Change in EBITDA	597
Margin	305
Volume	450
Fixed costs	(115)
Non-recurring items [1]	(85)
Interest income and other	42
Total change in EBITDA	597

1) One time charge of pension cost.

Revenues and market conditions

Energy's operating revenues increased in 2000 to NOK 44,591 million from NOK 20,365 million in 1999, an increase of 119 percent. The increase in operating revenues in 2000 was primarily due to higher crude oil and refined products prices, as well as higher gas volumes sold.

Internal sales in 2000 amounted to NOK 7,842 million, compared to NOK 4,237 million in 1999, an increase of 85 percent. These sales were mainly to Oil Marketing (NOK 3,185 million), Aluminium Metal Products (NOK 1,346 million) and Plant Nutrition (NOK 1,380 million).

Oil trading and refining activities accounted for 86 percent of operating revenues in 2000; sales of electricity, 7 percent; and sales from Energy's European gas trading activity, 7 percent.

Oil trading and refining EBITDA increased by 110 percent in 2000 compared to 1999. The improvement was mainly due to higher margins obtained at Hydro's partly-owned refinery in Sweden, which favorably affected EBITDA by NOK 264 million compared to 1999. The significantly higher refinery margins were a result of higher spot prices for gasoline and heating oil, primarily driven by the low level of global product stocks at the start of 2000. EBITDA from other oil trading and shipping activities increased by NOK 94 million compared to 1999. Shipping activities transferred from Exploration and Production at the beginning of the year contributed NOK 64 million to this increase.

Gross margins on electricity sales increased in 2000 by NOK 133 million over the prior year as a result of increased electricity production. Due to a very wet year in Norway, inflow into reservoirs in 2000 was above historical average allowing for higher net sales of electricity in the spot market. Average spot prices fell from 11.2 ør e/kWh in 1999 to 10.3 øe/kWh in 2000.

Energy's growing European gas marketing activities showed significantly improved results in 2000 compared to the prior year. Margins increased by NOK 223 million compared to 1999. The improvement was mainly due to increased activity and favorable positioning between the UK and Continental Gas markets.

Energy's total traded electricity volume increased to 38.3 TWh in 2000 from 29.7 TWh in 1999. Electricity production from Hydro operated plants totaled 11.5 TWh in 2000, an increase of 11 percent compared to 1999.

Operating costs

Refining costs per barrel, comprised of both fixed and variable processing costs, were at the same level as the previous year.

Power plant operating costs and other operating costs remained virtually unchanged from 1999. In 2000, Energy sold part of its national electric power grid assets, which favorably affected EBITDA by NOK 25 million.

Operating costs relating to the marketing of gas sourced from Norwegian fields amounted to NOK 88 million in 2000. These activities were transferred to Energy from Exploration and Production on 1 January 2000 as part of Hydro's internal restructuring process.

Outlook

The higher refining margins experienced at the end of 2000 are not expected to be sustainable in 2001. Energy expects more historically normal market conditions for gasoline and heating oil in 2001. To meet future EU product specifications, consisting primarily of more restrictive sulfur emissions, Energy plans to make additional investments at the Scanraff refinery in Sweden, which should maintain Energy's competitiveness in this business area but will have a negative impact on the per barrel refinery cost. In addition, Energy will take part in 50 percent of a SEK 400 million investment for recovery of propylene at the Scanraff refinery. Start up of the recovery process is expected in the middle of 2002.

Water reservoir levels were above normal, based on an

ear average, at the end of 2000. Based on the forward no major change is expected in spot prices. Energy s a production level in 2001 above a historically normal 3.5 TWh. Divestment of non-strategic assets will contin- 2001, with further sales of electric power grid assets

RKETING

ect from 1 January, 2000, Oil Marketing consists of oil marketing activities in Sweden. Through its interest) percent owned Hydro Texaco, the segment also par- s in retail marketing activities in Norway, Denmark and ic countries.

llion	2000	1999	1998
ng Revenues	4,094	2,652	2,249
	211	451	156
nvestment	3,682	3,152	2,905
	5.5%	13.0%	5.8%
of employees	233	235	212

nge in EBITDA and the most important items affecting nge follows:

for 2000	211
for 1999	451
in EBITDA	(240)
	(160)
	(5)
osts	5
nsolidated investees	(96)
	16
ange in EBITDA	(240)

ues and market conditions

eting's operating revenues increased in 2000 to NOK illion from NOK 2,652 million in 1999, an increase of 54 . The improvement resulted primarily from significantly prices of refined products and a strong USD. In 2000, age international market quotes for gasoline and gasoil ed by 62 and 70 percent, respectively, compared to elling prices of refined products increased correspond- t at a slower rate. demand for gasoline in the Swedish retail fuel market d by 1.5 percent in 2000 compared to 1999. Diesel consumption declined by 0.7 percent in the same period. Consumption of heating oil declined by 14 percent in 2000 due to mild weather. Based on information obtained from the Swedish Statistics Bureau (SCB) Hydro improved its market share in the Swedish market somewhat in 2000 compared to 1999.

Oil Marketing's share of net income in non-consolidated investees, consisting principally of Hydro Texaco, decreased by 82 percent. The reduced income was primarily caused by lower margins due to time lags between increased retail prices and international product prices, as well as losses on sale of service stations in the Baltic region.

Operating costs

Total operating costs, consisting mainly of product variable costs of refined oil products, increased by 63 percent in 2000 compared to 1999, primarily due to increased oil prices. Fixed and other variable costs were at the same level as the previous year.

Oil Marketing's EBITDA decreased by 53 percent compared to 1999. The decrease was mainly caused by lower sales margins due to lags in the increase of retail selling prices compared to the increased cost of refined products and the write-down of product inventories due to oil price reductions toward the end of December 2000.

Outlook

In the Scandinavian retail market, demand for motor fuels is expected to be stable. Consumption of heating oil is expected to decline as a result of competition from complementary energy sources, electricity and natural gas - a process in which Hydro is actively involved. Hydro's earnings from oil marketing activities will continue to be strongly affected by international oil price development and competitive conditions in the Scandinavian and Baltic retail markets.

HYDRO LIGHT METALS

EBITDA in NOK billion



6
5
4
3
2
1
0
1996
1997
1998
1999
2000

NOK million	2000	1999	1998
Operating Revenues	51,130	39,480	39,198
EBITDA	5,501	3,760	4,060
Gross Investment	45,169	38,246	36,851
CROGI	10.6%	8.3%	9.2%
Number of employees	16,794	15,219	15,889

Hydro Light Metals consists of the segments Aluminium Metal Products, Aluminium Extrusion and Other Light Metals. Other Light Metals consists of Aluminium Rolled Products, Automotive Structures and Magnesium. In 2000, EBITDA for Hydro Light Metals was NOK 5,501 million representing an increase of 46 percent compared to 1999.

ALUMINIUM METAL PRODUCTS

NOK million	2000	1999	1998
Operating Revenues	33,534	24,540	25,106
EBITDA	3,744	2,016	2,465
Gross Investment	21,977	18,071	16,701
CROGI	14.5%	9.2%	11.8%
Number of employees	3,611	3,651	3,823

The change in EBITDA and the most important items affecting the change follows:

EBITDA for 2000	3,744
EBITDA for 1999	2,016
Change in EBITDA	1,728
Margin	2,050
Volume	55
Fixed costs	(270)
Trading	580
Price hedging	(480)
Non-recurring items [1]	(365)
Non-consolidated investees	175
Other	(17)
Total change in EBITDA	1,728

1) One time charge of pension costs.

Revenues and market conditions

Aluminium Metal Products' operating revenues increased by 37 percent to NOK 33,534 million in 2000 from NOK 24,540 million in 1999. Internal sales to other segments within Hydro increased by 22 percent to NOK 6,377 million in 2000 from NOK 5,209 million in 1999. Internal sales were mainly to Aluminium Extrusion.

Operating revenues from the sale of Hydro's production of aluminium cast house products increased by 30 percent in 2000 compared with the prior year. The increase was due to increased prices and volumes. The average three-month price for primary aluminium on the London Metal Exchange (LME) increased by 13 percent to US dollar 1,567 per tonne in 2000 from USD 1,387 per tonne in 1999. Due to increased metal prices and effects of product premiums, as well as forward sales and a strong US dollar – Norwegian kroner exchange rate, Hydro realized average prices in 2000 in Norwegian kroner that were 28 percent higher than in 1999.

EBITDA included losses of NOK 250 million associated with Aluminium Metal Products' price hedging program in 2000, compared to gains of NOK 229 million in 1999. (Please refer to the Risk Management section for a further explanation of the price hedging program.)

Aluminium Metal Products' share of net income from affiliated companies was nearly three times higher in 2000 compared with the prior year. The increase resulted from increased margins realized by Sør-Norge Aluminium A/S (Søral), a 49.9 percent owned investment, and the acquisition of Alunorte, the largest producer of alumina in Brazil. Hydro acquired 26.7 percent interest in Alunorte in 2000. During 2000, the Board of

rs of Alunorte approved an expansion of the existing
. Hydro's overall interest in Alunorte will increase to
ent upon completion of the expansion which is expected
.

erating revenues from other activities (trading and
ng of aluminium and related raw materials) in 2000
ed by 43 percent compared to 1999. The increase was
attributable to increased prices and volumes. EBITDA for
m trading activities increased by NOK 580 million from
vious year. A large part of the increase was attributable
ually good earnings from alumina trading tied to high
levels and high prices. During 2000, a significant part of
stern world's alumina capacity was temporarily out of the
due to rebuilding after a production accident in 1999 at
US producer. The resulting supply shortage temporarily
rices to unusually high levels. The alumina supply/
l balance has subsequently improved with a return to
al normal price levels.
pments of primary aluminium in the Western world
ed by approximately 3.5 percent during 2000 compared
99. Registered inventories were reduced by about
tonnes during the year, bringing stock level relative
umption to a very low level. During the first half of 2000,
me shipped was particularly strong while the second
negatively influenced by a significant decline in US
nts. The market situation in Europe was favorable
out the year. The Japanese market for primary alu-
showed improvement in 2000 compared to the prior

ting costs

erating costs in NOK per tonne of primary aluminium
g raw materials and fixed costs increased by 12 percent
compared to 1999. Raw material cost per tonne pro-
ncreased in 2000 by 21 percent compared to the prior
inly due to higher alumina prices. Fixed costs increased
rcent compared with the previous year. EBITDA for 2000
l a one time pension charge of NOK 365 million.
mina and electricity are the most important components
roduction of primary aluminium. In 2000, Hydro covered
nately 67 percent of the alumina requirements for its
wned primary metal production from the Alpart refinery
ca (in which Hydro has a 35 percent interest) and from
orte refinery in Brazil. The balance was covered by
n contracts. Therefore, the alumina cost was not signifi-
fected by the extraordinary high alumina spot prices
ced during the year. The alumina cost stated in NOK
d by 30 percent per tonne as a result of increases in
the LME price, freight costs and a strong US dollar - Norwegian kroner exchange rate. Alumina contract prices are linked to LME aluminium metal price developments. Electricity prices per tonne were slightly higher in 2000 compared to 1999.

Outlook

No growth in industry shipments is expected in 2001 compared to 2000. The US is currently experiencing a slowdown in economic growth with declining consumer and business confidence. This situation may affect developments in other regions. Aluminium shipments in the US dropped by roughly 7 percent during the second half of 2000 compared to the second half of 1999, a trend that is likely to continue possibly until the second half of 2001. US production curtailments are expected to offset the effect of reduced shipments.

By the beginning of February 2001 more than one million tonnes of US production capacity had been idled or was in the process of being idled, reflecting serious structural power supply problems in the US Northwest region. This represents approximately 25 percent of US capacity and 5 percent of capacity in the Western world. It is expected that some of the temporary shutdowns may become permanent.

Hydro's tolling partner in the US, Goldendale Aluminium Company, decided to reduce production in 2001 from 160,000 tonnes to around 40,000 tonnes due to these high power prices. Hydro will supply current customers with metal from its new remelt plant in Henderson, Kentucky, which began production in November 2000, and from other metal sources.

Europe and Asia are expected to show further growth in shipments in 2001, but lower than in 2000. European premiums are expected to be under pressure, but remain at favorable levels in 2001.

During 2001, the LME price, expressed in USD, is expected to remain at or above levels experienced at the end of 2000. Price levels will be greatly influenced by US shipments and production levels. Some reduction in stocks is expected in 2001.

At the beginning of 2001, Hydro had sales contracts in place for approximately 24 percent of its expected annual primary metal production at an expected price of USD 1,540 per tonne. A major part of the presold metal is tied to normal customer pricing and certain of these contracts do not qualify for hedge accounting treatment. As a result, changes in the LME price can result in significant fluctuations in earnings due to marked to market adjustments. The remaining contracts are subject to a price hedging program where gains and losses on these contracts are deferred until the hedged items are delivered and realized in earnings.

In connection with the planned expansion project at the

Sunndal Metal Plant, Hydro launched a separate price hedging program in the fourth quarter of 2000 to secure the price of part of the primary metal production from the new plant for the period 2003-2007. At the end of 2000, approximately 90,000 tonnes had been sold forward at a price of just over USD 1,550 per tonne. In addition, Hydro has secured the US dollar exchange rate for the same tonnage at the level of about NOK 9.20 per USD. The hedged gains and losses will impact earnings upon delivery under the contracts during 2003-2007. The intent of the price hedging program is to ensure a stable cash flow and a good rate of return on the expansion.

During 2000 further industry consolidation took place with the conclusion of deals announced in 1999, including Alcoa's acquisition of Reynolds Metals and Alcan's acquisition of Algroup. The consolidation is expected to require further cost reductions as competition becomes more intense.

ALUMINIUM EXTRUSION

NOK million	2000	1999	1998
Operating Revenues	15,881	12,081	12,088
EBITDA	1,307	1,071	934
Gross Investment	9,475	7,099	7,526
CROGI	13.0%	11.9%	10.7%
Number of employees	9,452	7,871	7,806

The change in EBITDA and the most important items affecting the change follows:

EBITDA for 2000	1,307
EBITDA for 1999	1,071
Change in EBITDA	236
Margin	(65)
Volume	785
Fixed costs	(540)
Other	56
Total change in EBITDA	236

Revenues and market conditions

Aluminium Extrusion's operating revenues reflected growth in all business areas in 2000. The most significant factors contributing to that growth were the acquisitions of the US-based Wells Aluminum in February 2000 and a majority interest in Hydro Aluminum Wuxi Co., Ltd., based in China, in July 2000. In addition, operating revenues were influenced by the increased price of metal and the strong US dollar.

In 2000, Extrusion Europe accounted for 51 percent of operating revenues. Extrusion North America, established in 2000 following the acquisition of Wells Aluminum, contributed 12 percent. Heat Transfer, which supplies tubing and components to the automotive market and Building Systems, each contributed 16 percent. Sales of general aluminium extrusions outside Europe and North America and Light Metal Wheels accounted for the remaining 5 percent.

Sold volumes of general extruded profiles increased by 26 percent in 2000. Global shipments of heat transfer products remained broadly unchanged, while shipments within the Building Systems business area increased by 12 percent.

Economic growth in Europe and the US contributed to increased extrusion consumption in 2000, particularly during the first half of the year. In Europe, the increase in extrusion consumption in 2000 was 5.5 percent compared with the prior year, while US consumption increased 1 percent. During the second half of 2000 growth in extrusion consumption slowed on both continents.

Growth in demand for extrusions in Europe continued to benefit from continued growth in transportation and construction sectors and positive trends in the main industrial sectors. In the US, growth was derived mainly from the general industrial sectors while growth from residential building was lower. A sharp reduction in demand from the truck and trailer business reflected an oversupply in the end market. The largest application areas within the automotive heat transfer tubing market continue to be radiators, condensers and liquid lines. The European market increased mainly due to more extensive use of automotive air conditioning systems.

EBITDA for Aluminium Extrusion improved in 2000 by 22 percent compared with the prior year, mainly due to the favorable market conditions during the first half of the year and the acquisition of Wells. The favorable market conditions for Extrusion Europe and Building Systems led to increased volumes shipped and income realized. The strong US dollar compared to European currencies and price quotations on the London Metal Exchange put pressure on margins during the second half of the year.

As part of the continuing strategy to focus on core business activities, Hydro divested the Norwegian company, Fundo AS, during 2000. Fundo represented Hydro's light metal wheels business.

Operating costs

High production volumes increased capacity utilization at Hydro's European extrusion plants. Productivity in manufacturing processes was improved in line with the segment's continu-

ɔrovement program. Capacity was also added through w extrusion presses in *France, Spain and Italy, with* the new presses to be operative in 2001. In the US, *ty utilization decreased during the second half of 2000* ainly to lower volumes shipped to the truck industry. *ium Extrusion has initiated a program to improve the* acturing productivity of the Extrusion North America ss area by transferring best practices from its European on system. EBITDA for Wells Aluminum in 2000 was lower xpected due to lower shipments in the US during the d half of 2000.

osts within the Heat Transfer business area in 2000 iigher than the prior year, mainly due to startup costs *g to new US capacity for welded tubes.* In addition, l price pressure from the automotive industry, combined gher costs for metal, resulted in further pressure on ns.

luminium Extrusion's fixed costs increased due to its sition activity in 2000. However, operating extrusion costs ope per tonne decreased in 2000 by 2 percent compared 9.

ook

is a clear risk that the present softening of market condi- n Europe and the US will continue into 2001. However, expects that 2001 will still be a relatively good year for nium Extrusion. In Europe, slower growth in automotive ations is expected to be offset by more positive growth in construction and within the engineering industries. US, demand for extrusions is expected to be slightly in 2001 than in 2000. Building Systems' main markets pected to grow in 2001 other than in Spain, where a ction is expected to follow a prolonged expansion l.

he market penetration effect on sales of Hydro's heat er tubing is expected to continue in Europe. New products igher added value are expected to extend the use of led products to areas outside traditional markets.

R LIGHT METALS

nillion	2000	1999	1998
ting Revenues	8,226	7,716	7,869
A	483	717	636
Investment	13,831	13,159	12,661
I	3.6%	5.1%	4.8%
er of employees	3,731	3,697	4,260

EBITDA in 2000 for Other Light Metals included a one time pension charge for employees in Norway of NOK 89 million. The major part of this was charged to Magnesium.

Magnesium had a considerably lower EBITDA in 2000 than in the previous year. Production and sales volumes achieved in 2000 were higher, while margins realized were markedly lower, mainly due to lower market prices. Demand for magnesium remains strong. However, increased exports from China have been the primary contributor to the price pressure experienced in the market.

In 1992, an antidumping duty of 21 percent was imposed on US imports of pure magnesium produced at Hydro's plant in Canada. The US Department of Commerce (DOC) requires three consecutive annual reviews with zero dumping margin before it will consider revocation of the duty. Despite having met the three-year requirement, the DOC decided in 1999 not to revoke the duty based on its determination that Hydro had not shipped sufficient 'commercial quantities' during the previous three 12 month periods. Hydro will continue to pursue revocation via the annual review process. Hydro participated in a five year automatic review (Sunset Review) conducted by the DOC and the International Trade Commission (ITC), which in July 2000 ruled against revocation. A countervailing duty applicable to Hydro's imports of pure and alloyed magnesium from Canada to the US, originally at 7.61 percent, has been gradually reduced to 1.38 percent, and is expected to decline in future years. A separate Sunset Review ruled against revocation of this duty.

The trend of increasing demand for magnesium diecasting in motor vehicles is expected to continue, and will be the principal driver of growth for the foreseeable future. Based on announced projects and general interest from new potential entrants, the industry is considered likely to be adequately supplied to support anticipated growth. Hydro has decided to build a 10,000 tonnes per year facility in China to convert locally available pure magnesium to high quality alloy ingot for export to its traditional markets for diecasting alloys. This new capacity will serve customer needs which are expected to exceed the combined capacity of Hydro's operations in Norway and Canada. Shipments from the new facility are expected to begin in the second quarter of 2001.

The start up of Noranda's new 63,000 tonnes primary magnesium facility *in Canada is expected to maintain the prevailing* price pressure through 2001.

EBITDA for Aluminium Rolled Products was lower in 2000 than in the *previous year. The decrease was due to one time* effects and increased gas prices. Production and shipments were higher *in 2000 than in 1999.*

EBITDA for Automotive Structures demonstrated a marked improvement in 2000 compared with the previous year. The improvement was primarily due to the gain from the sale of Hydro's 40 percent interest in Autoplastics AB in the second half of 2000. EBITDA in 1999 included a loss of NOK 58 million related to the transfer of Hydro's plastic bumper systems activities to Sapa Autoplastics AB. Excluding these effects and other one time effects, EBITDA was on the same level as in 1999. A dedicated effort is being *made to raise operating margins to a* more desirable level by means of productivity improvement measures.

HYDRO AGRI

EBITDA in NOK billion


5
4
3
2
1
0
1996
1997
1998
1999
2000

NOK million	2000	1999	1998
Operating Revenues	46,966	39,658	41,316
EBITDA	3,982	1,141	2,370
Gross Investment	47,788	45,605	46,804
CROGI	7.4%	2.0%	4.9%
Number of employees	11,238	11,479	12,072

EBITDA for Hydro Agri, which consists of the segments, Plant Nutrition, Gas and Chemicals and A/S Korn- og Foderstof *Kompagniet* (KFK), was NOK 3,982 million in 2000 representing an increase of NOK 2,841 million from the prior year.

PLANT NUTRITION

NOK million	2000	1999	1998
Operating Revenues	33,744	26,799	27,997
EBITDA	2,841	(119)	1,258
Gross Investment	35,161	34,738	36,118
CROGI	7.0%	(0.3)%	3.7%
Number of employees	8,020	7,802	8,364

The change in EBITDA and the most important items affecting the change follows:

EBITDA for 2000	2,841
EBITDA for 1999	(119)
Change in EBITDA	2,960
Margin	1,215
Volume	185
Fixed costs	1,105
Restructuring costs	55
Non-recurring items 1)	175
Non-consolidated investees	105
Interest income and other	120
Total change in EBITDA	2,960

1) Including one time charge related to pension costs in 2000 *of NOK 239 million.*

Revenues and market conditions

Operating revenues increased by 26 percent in 2000 compared to 1999, primarily due to increased volumes outside of Europe *generated* by Kynoch, a company formed by the South African company, AECI, in which Hydro purchased a controlling interest in December 1999 and by Adubos Trevo S.A. in Brazil (Trevo), in which Hydro agreed to acquired a 58 percent interest in July 2000. Higher fertilizer prices in Europe also contributed to the increased revenues.

The international market for urea was more volatile in 2000, but generally with higher prices than in 1999. The average Middle East urea price increased by 39 percent from 1999 to 2000. The price increase was attributable to increased demand for urea, together with higher energy prices which led to increased production costs for some producers. Due to the higher energy costs, some suppliers reduced production as a temporary measure.

European nitrogen fertilizer prices increased by 33 percent in 2000 compared to 1999. The increase was mainly due to higher prices of urea, as well as increased energy costs for producers. A stronger US dollar also made it more expensive to import products.

The average diammonium phosphate (DAP) price (US Gulf) dropped by 13 percent in 2000 compared with the previous year. Capacity closures in the US have not been sufficient to compensate for increased production capacity in India, Pakistan and Australia. Increased capacity combined with low consumption globally resulted in continued low prices.

Sales of Hydro produced fertilizers in Western Europe amounted to 10.6 million tonnes, unchanged from 1999.

ertilizer sales, including sales of third party products, nted to 11.9 million tonnes, an increase of 4 percent ared to 1999.

or the 2000 calendar year, total fertilizer deliveries to the important markets in Western Europe were slightly higher n 1999. Fertilizer deliveries in Western Europe during the alf of the 2000/2001 fertilizer season (July through Decem- 000) increased slightly from the corresponding period of evious year.

ccording to the European Fertilizer Manufacturers Associ- West European nitrogen fertilizer consumption increased proximately 0.6 percent from 98/99 to 99/00. Phosphate mption declined by about 3.4 percent and potash con- tion declined by 4.6 percent.

n the global scene, population growth and national wealth opment have created and are expected to continue to cre- sustainable growth in fertilizer consumption in the foresee- uture. IFA, the International Fertilizer Association, forecasts al nitrogen fertilizer consumption growth rate of 2.2 per- er annum until 2004. The main growth in consumption ogen fertilizers has been in Asia and Latin America. rowth is expected to be higher for nitrogen than for phos- fertilizers.

he ammonia price (North West Europe) increased by erage of 50 percent from 1999 to 2000, mainly as a of production cost increases due to the higher energy

ating costs

naterial costs increased in 2000 compared to 1999. Natur- is the most important raw material for the production of nia and nitrogen fertilizer. In 2000 average gas prices in e, stated in US dollars, increased by 60 percent com- to 1999. The gas price is closely linked to the crude oil n Europe, which remained at historically high levels hout the year. Phosphate and potassium are also used in oduction of complex fertilizer. Prices for phosphate and ium chloride remained basically at the same level as in while the price for potassium sulphate was 10 percent

e Hydro Agri improvement program launched in 1999 is of plan. The original target was fixed cost reductions of imately NOK 1,000 million (compared to 1998) to be ed by the end of 2001. The target was subsequently 1 upward to approximately NOK 1,350 million in fixed nd NOK 400 million in variable costs. The fixed cost ons target was exceeded in 2000 with savings of NOK nillion compared to the cost level in 1998. The variable costs savings relative to market indices reached approximately NOK 500 million in 2000.

A significant part of the cost savings related to reductions in staffing levels, which amounted to 1,400 persons in the fertilizer business during 2000 compared to 1,000 - 1,100 in 1999. The reductions were achieved through closures of production facilities, as well as reorganization and rationalization of sales, marketing and business support activities. Plant Nutrition's operating results in 2000 included approximately NOK 460 million in redundancy and other costs related to the staffing reductions.

In December 1999 Hydro announced its plan to permanently close down approximately 1 million tonnes of nitrate capacity in Europe. This decision was based on Hydro's estimation of an over- capacity of 2.5-3.0 million tonnes in the European nitrate industry combined with a view of limited growth potential in the European nitrate market for the foreseeable future. The closures were implemented in 2000. The plants in Immingham in Great Britain and Landskrona in Sweden were closed in July and December 2000, respectively. Total restructuring costs related to these closures amounted to NOK 135 million in 2000. This was in addition to the provision of NOK 632 million taken in 1999. The costs in 2000 were mainly related to the reduction in personnel.

Hydro ceased production of nitrates at the Montoir plant in France in June 2000. In addition, Hydro discontinued production of complex fertilizer (NPK) at three plants in France, with a total production capacity of 500,000 tonnes, in the second half of 2000. This action was based on Hydro's estimation of the over-capacity of NPK in Europe, a significant part of which is in France.

Hydro also ceased potassium sulphate and hydrochloric acid production at Oberhausen in Germany at the end of 2000.

Operating income for 2000 included a reversal of accruals taken in 1999 totaling NOK 140 million. This related to estimated losses on long-term contracts for the purchase of ammonia from Tringen (Trinidad). The accruals were reversed due to the increase in the ammonia price.

Capital expenditures within Plant Nutrition have been kept at a minimum, reflecting the financial position of Hydro Agri. Total capital expenditures in 2000 amounted to NOK 1,093 million, which is low from a historical perspective. A significant part of the capital expenditures related to the investment in Trevo. Hydro anticipates that a greater percentage of capital expenditures in the foreseeable future will be made in emerging markets.

The financial situation of the farming industry in Central Europe has been difficult for several years. As a consequence, Hydro has reduced activity in this region and closed down several offices.

Outlook

No major change in fertilizer consumption is expected in Western Europe. The set aside rate in the EU is currently at 10 percent and is expected to remain at this level. On the other hand, global consumption of nitrogen fertilizers is expected to grow at a rate of 2.2 percent per annum until 2004, allowing continued productivity gains in Hydro's restructured global sales and distribution network. Because energy and raw materials are not priced at normal market rates in parts of the former Soviet Union, anti dumping measures have been put in place in Western Europe to ensure fair competition.

The oversupply situation in the urea market is expected to continue in the short-term as new, non- Hydro capacity will come on-stream during 2001. However, high energy prices in the US could lead to plant closures, which may offset to some extent the new capacity and result in a potential increase in the urea price. The two largest urea-consuming countries, China and India, are expected to continue to subsidize their domestic industry and major import demand is not likely from these countries. The possible future entrance of China into the World Trade Organization (WTO) may lead to a faster phasing out of existing old fertilizer plants in that country.

In late 1999 and in 2000 several European companies announced intended plant closures as a result of poor performance and low capacity utilization within the nitrate fertilizer industry. These closures will reduce capacity by approximately 3 million tonnes, including approximately 1 million tonnes of Hydro capacity. This implies a reduction of approximately 20 percent of Western European capacity. A major part of the reductions was implemented in 2000. Hydro expects that these measures will contribute to further improved market balance in 2001 and 2002. Prices of nitrate fertilizer are expected to remain at a higher level than in 2000.

The DAP prices fell in 2000 and are expected to be low in 2001. There is a significant over-capacity of DAP globally.

High crude oil prices will result in continued high energy costs at Hydro's fertilizer plants, but price increases achieved in 2000 more than compensated for the negative effect. The improved market balance achieved through plant closures should help contribute to a continuation of this situation.

In July 2000, Hydro entered in to an agreement to acquire 58 percent of the shares in Adubos Trevo, which has a fertilizer production capacity of 1.7 million tons. Hydro expects that its interest in Trevo will enable it to achieve economies of scale in its fertilizer activities in Latin America.

The improvement programs will be completed in 2001 with an additional work force reduction of 400-500 employees expected in 2001. The total program will result in a 25-30 percent reduction in staffing compared to the year-end 1998 level. The completion of the improvement programs will result in an additional reduction in fixed costs in 2001 compared to 2000.

GAS AND CHEMICALS

Gas and Chemicals markets numerous products which mainly have their origin in Hydro's ammonia and fertilizer production.

NOK million	2000	1999	1998
Operating Revenues	4,776	4,718	4,716
EBITDA	712	760	622
Gross Investment	5,147	4,591	4,509
CROGI	12.6%	14.3%	13.8%
Number of employees	1,144	1,568	1,623

The change in EBITDA and the most important items affecting the change follows:

EBITDA for 2000	712
EBITDA for 1999	760
Change in EBITDA	(48)
Margin	(165)
Volume	(10)
Fixed costs	160
Other [1]	(33)
Total change in EBITDA	(48)

1) Including a one time charge related to pension costs in 2000 of NOK 30 million.

EBITDA decreased by 6 percent to a level of NOK 712 million including non-recurring items of NOK 22 million. Margins decreased by NOK 165 million offset by fixed cost improvements of an approximately equal amount. Non-recurring items related primarily to the sale of Hydro's 50 percent interest in Hydrogas-Messer, an industrial gas joint venture in Sweden, and a change in pension cost allocations. EBITDA decreased 4 percent excluding these items.

Revenues and market conditions

Operating revenues increased by 1 percent in 2000 compared to the previous year. Operating revenues increased by 4 percent in 2000 excluding the effects of the closure of nitrogen production in the United Kingdom, the divestment of Hydelko and its grain refiner production in Norway, and the transfer of part of the urea business to Plant Nutrition.

In 2000, operating revenues derived from nitrogen products

ased by approximately 8 percent compared to the preced-
ear, *primarily as a result of higher prices.* Margins gradually
ased throughout the year due to the continuous increase in
ost of ammonia. Average margins were down 14 percent
ared to 1999.
ydro decided to discontinue production of potassium sul-
nd hydrochloric acid in Oberhausen, Germany at the end
00. Remaining production together with related activities
sold at the end of the year. Exiting this business implies a
tion in annual operating revenues of NOK 240 million.
Operating revenues of industrial gases increased by 5 per-
in 2000. European sales remained close to the 1999 level
carbon dioxide sales in Asia increased by 59 percent.
Oleochemicals' operating revenues increased by 18 percent
00 compared to the previous year due to higher prices and
es.

rating costs

material costs increased from 1999 to 2000. Ammonia and
al gas, the main raw materials for nitrogen chemicals,
rienced a 50 percent price increase compared to 1999
he price of ammonia ended the year at its highest level
January 1997. The price of urea for technical applications
ased by 23 percent compared to 1999. Both urea and
onia are primarily sourced from other Hydro units.
Hydrogas' raw material costs increased in 2000 due to the
g increase in energy prices. In terms of the year-to-year
ge in EBITDA, the increased raw material costs in 2000
minimal effect since Hydro incurred additional costs in
related to alternate raw material sourcing from Hydro's
xil plant during the renovation of the Hydro's ammonia plant
rsgrunn.
Logistical costs were negatively influenced by higher fuel
s as well as a less competitive overseas freight market.
l costs were reduced by 11 percent in 2000 compared to
. This improvement is attributable to divestment of non-
activities and the Hydro Agri improvement program, which
treamlined operations and reduced staffing in all units. The
reductions were completed in 2000 except for the
unced sale of Oleochemicals which is scheduled to occur
01. Total non-recurring items in 2000 of NOK 78 million
isted of the write-down of goodwill and assets related to
on dioxide production in India, the sale of Hydrogas-Mess-
d a change in pension cost allocations. Operating costs
999 included NOK 66 million related to write downs of a
earth production facility in Norway and a hydrochloric acid
cling plant in Germany.

Outlook

Based on the present product portfolio, sales of nitrogen products are expected to continue their present growth rate. Margins are dependent on the cost of ammonia and natural gas and are expected to improve due to the lag in price development compared to raw material costs.

A continued high growth rate is expected for environmental process chemicals for water treatment and NO_x abatement.

Sales volumes of industrial gases are expected to increase, due to market growth, new applications and continued growth in Asia.

KFK

NOK million	2000	1999	1998
Operating Revenues	10,638	9,756	10,143
EBITDA	386	515	486
Gross Investment	7,499	6,331	6,218
CROGI	5.0%	6.8%	5.7%
Number of employees	2,074	2,109	2,092

The change in EBITDA and the most important items affecting the change follows:

EBITDA for 2000	386
EBITDA for 1999	515
Change in EBITDA	(129)
Margin	(260)
Volume	110
Fixed costs	(60)
Other	81
Total change in EBITDA	(129)

Revenues and market conditions

Operating revenues relating to grain and feed stuff activities increased by 12 percent in 2000 compared to 1999 as a result of acquisitions and increased sales from existing operations. Margins on feed compounds in the Danish and Swedish markets declined in 2000 compared with the prior year as a result of the continuing oversupply situation.

Operating revenues from fish feed activities increased by 15 percent compared to 1999. This was due to higher volumes resulting from additional capacity that came on-stream in 2000, as well as market growth. Margins in 2000 were reduced compared to the prior year due to increased competition.

Operating costs

Raw material costs, representing approximately 70 percent of total operating costs, increased in 2000 compared to 1999. Energy costs increased in 2000 compared to 1999 as result of continued high oil prices. The escalating Bovine Spongiform Encephalopathy (BSE) crisis in Europe increased the price of raw materials for feed compounds. An overall increase in operating costs resulted from the acquisition of four grain and feed stuff companies, one of which was acquired in late 1999. This increase was partly offset by the divestment of a line of pet food activity.

Outlook

The strong competition in the grain and feed stuff business is expected to continue. To improve its competitive position, KFK has decided to rationalize its sales and distribution network in Denmark by closing approximately 30 outlets. Two animal feed production plants and a seed production plant will also be closed. The planned rationalization will contribute to the overall restructuring of the feed and grain business sector in Denmark. Costs will also be reduced in the Swedish operations. In total, these efforts will reduce staffing levels by approximately 225 employees (approximately 10 percent) and result in annual savings of approximately NOK 140 million. 2001 is expected to bring higher volumes in the fish feed activities resulting from market growth and new capacity under development in Greece. KFK is also evaluating a joint venture for fish feed production in Chile.

PETROCHEMICALS

NOK million	2000	1999	1998
Operating Revenues	6,270	5,346	6,028
EBITDA	662	855	681
Gross Investment	10,197	9,460	9,774
CROGI	5.9%	7.3%	6.4%
Number of employees	1,877	1,973	2,965

The change in EBITDA and the most important items affecting the change follows:

EBITDA for 2000	662
EBITDA for 1999	855
Change in EBITDA	(193)
Margin	395
Volume	(80)
Fixed costs	100
Non-recurring items [1]	(175)
Other Income [2]	(383)
Other	(50)
Total change in EBITDA	(193)

1) Including a one time charge related to pension costs in 2000 of NOK 103 million.
2) Gain on sale of MABO and Hydro Coatings in 1999.

Revenues and Market Conditions

Petrochemicals' operating revenues in 2000 were approximately 17 percent higher than in 1999 due to higher average product prices. EBITDA was approximately 23 percent lower than in 1999. In 1999, EBITDA included gains on the sale of Mabo and Hydro Coatings in the amounts of NOK 149 and 234 million, respectively. The underlying increase in EBITDA was approximately 40 percent, mainly due to higher average product prices. This was partly offset by higher feed stock costs in the ethylene plant. A major maintenance shutdown in the ethylene, chlorine and VCM (vinyl chloride monomer) plants at Rafnes negatively affected EBITDA by approximately NOK 195 million. This was mainly attributable to the loss of revenue from the production stop, as well as the somewhat higher maintenance cost.

Global demand for PVC (polyvinyl chloride) was approximately 5 percent above demand in 1999 and approximately 8 percent above demand in 1998. The total West European consumption of PVC increased by 2 percent in 2000 versus 1999. Consumption increased in North America and Asia by 6 and 7 percent, respectively. Sales of PVC from the US to

were low due to weak margins, as well as higher dome- emand and relatively higher margins in the US market. o did not generate any sales of VCM to Asia because reased demand for VCM in Hydro's own production of

Iydro's average realized delivered price for S-PVC (sus- on polyvinyl chloride) was 45 percent higher in 2000 than 99. However, the realized price for S-PVC decreased what at the end of 2000, and the average price for the nd half versus the first half of 2000 was 8 percent lower. rice increase in the first half of the year was mainly due to ased raw material prices (oil) in combination with higher nd in Europe for PVC, while the price decrease in the nd half was due to a weakening of the global market and ed demand in the US and Asia.

Iydro closed down its S-PVC plant in Singapore in Decem- 999 for economic reasons. The closed plant had a capa- f 25,000 tonnes. This reduction was offset by capacity ases at the European production plants resulting from ss improvements and optimization of the product mix ced at the different plants.

austic soda prices were 3 percent lower in 2000 com- with 1999 due to a less favorable demand/supply situa- articularly in the first half of the year. On average, realized rices for caustic soda were NOK 1,248 per tonne in 2000, ared with NOK 1,294 per tonne in 1999.

ating costs

aw material costs for Petrochemicals were approximately rcent higher than in 1999. This was mainly due to sed prices for natural gas liquids (NGL).

otal fixed costs (excluding pension costs and other non- ing costs) were reduced compared to 1999. This was attributable to reduced staffing and continuously high on fixed costs in the organization.

ok

l demand for PVC is expected to increase by 3 percent in ersus 2000. In general, growth in PVC demand tends to growth in GDP.

lobal PVC margin is projected to improve slightly due to a balanced demand/supply situation. However, PVC margin ected to be below the historical average in the coming ars because of the global capacity build up during 1999 000. The margin will also be influenced by higher ethylene lorine costs. Nonintegrated vinyl companies will experi- ower margins, while integrated companies such as Hydro are expected to improve their margins slightly because of improved chlor-alkali margins. Caustic soda prices are projected to increase during 2001 due to tightness in the market. The average price for PVC in 2001 is expected to be slightly below prices achieved toward the end of 2000.

In 2000 Hydro and Borealis, as owners of Noretyl ANS (51-49 percent ownership, respectively), entered into an agreement establishing Noretyl AS as a joint venture (50-50 percent). From 2001 Noretyl AS will be reported as a non-consolidated investee.

In early 1997, Hydro entered into an agreement with one French and two local partners to build a petrochemical plant in Qatar. The plant is nearing completion and will be commissioned during the second quarter of 2001. Hydro has a 29.7 percent interest in the project.

After discussions with potential purchasers and partners, Hydro has concluded that it is currently not appropriate to reduce its ownership interest in the Petrochemicals operations. The activity will continue to be operated in such a way to secure its industrial potential until a solution is found that provides sufficient value for Hydro and its shareholders.

OTHER ACTIVITIES

Other Activities include Seafood, Pronova, Industrial Insurance, and Technology and Projects.

EBITDA for Other Activities was substantially influenced by gains from the sale of operations. The divestment of the Hydro Seafood operation in the fourth quarter of 2000 generated a pre-tax gain of NOK 1,609 million. EBITDA for 1999 included a pre-tax gain of NOK 1,025 million on the sale of Pronova Biopolymer.

The sale of Hydro Seafood to Nutreco Holding includes Seafood's operations situated outside of the UK. The sale of Hydro Seafood's British subsidiary, Golden Sea Produce Ltd. (GSP), was not sanctioned by the British competition authorities. In accordance with the agreement with Nutreco, GSP will be sold to a third party in such a way that Hydro will receive the initial price agreed with Nutreco. The result relating to this part of the overall disposal will be recorded when the sale has been concluded. The expected pretax gain is NOK 340 million.

EBITDA for Corporate Activities in 2000 includes earnings on the divestment of Hydro's ownership stake in Dyno which generated a profit of NOK 954 million. In addition, EBITDA was heavily influenced by a positive one-time effect relating to the change in method of allocating pension costs in the total amount of NOK 1,824 million. Earnings were also influenced by higher costs relating to the Company's new shared services' unit, Hydro Business Partner, including costs in connection with rationalization (approximately NOK 70 million for staffing reductions) and the relocation of certain services.

LIQUIDITY AND CAPITAL RESOURCES

NOK million	2000	1999	1998
Cash flow provided by (used for):			
Operations	25,626	14,744	8,500
Investments	(3,630)	(8,366)	(11,612)
Financing	(8,129)	(1,233)	2,317
Increase (decrease) in cash and cash equivalents	14,331	5,499	(502)
Return on:			
Shareholders' equity	21%	6%	8%
CROGI	12.3%	8.4%	7.7%
Long-term debt/ equity ratio	0.39 [1]	0.69	0.49

1) Ajusted for excess cash and cash equivalents over a normal level of NOK 10 billion.

Cash flow

Cash provided by operations in 2000 of NOK 25,626 million was 74 percent above the level in 1999 and nearly three times higher than the 1998 level, due mainly to improved earnings. Cash and cash equivalents for 2000 and 1999 increased accordingly while increases in net working capital requirements in 1998 somewhat reduced cash and cash equivalents.

Cash used for investing activities decreased by 57 percent from 1999, due mainly to higher proceeds from sales of investments in 2000 than in 1999. Investments in property, plant and equipment amounted to NOK 11,943 million in 2000, which was 8 percent lower than in 1999 and 3 percent lower than in 1998. Purchase of other long-term investments, which includes the purchase of subsidiaries and other ownership interests, was NOK 4,348 million in 2000 compared to NOK 907 million in 1999. See Investments' below for an analysis of expenditures for property, plant and equipment and Long-term investments.

In 2000, NOK 8,129 million was used in financing activities. By comparison NOK 1,233 million was used in 1999 and NOK 2,317 million was provided in 1998. Repayments of loans totaled NOK 6,328 million in 2000, while short-term and long-term proceeds were NOK 993 million.

Short and long term borrowings

Short-term bank loans and the current portion of long-term debt increased to NOK 11,297 million at the end of 2000 from NOK 8,268 million at the end of 1999.

Hydro's long-term interest bearing debt at the end of 2000 was NOK 40,174 million, compared to NOK 42,228 million at the end of 1999. During 2000, Hydro increased its EURO bonds by 100 million and redeemed debentures in the aggregate principal amount of USD 400 million. In May 2000, the Company completed an exchange of NOK 1 billion in long-term debt and substantially all of three series of debentures, in the aggregate principal amount of USD 700 million, representing debt assumed in the Saga acquisition, for debt securities of comparable terms issued by Norsk Hydro ASA.

Long-term debt is denominated principally in Norwegian kroner and US dollars. Weighted average interest rates range from 5.5 percent to 8.4 percent. Payments terms on long-term debt varies with approximately 22 percent falling due within the next five years and the remainder thereafter. See note 19 in Notes to the consolidated financial statements for more comprehensive information on the composition of long-term debt.

Net interest bearing debt (short- and long-term interest bearing debt, including the current portion of long-term debt, less cash and cash equivalents) at the end of 2000 was NOK 29.7 billion, compared to NOK 43.1 billion at the end of 1999. The decrease in net interest bearing debt resulted from the substantial increase in net cash provided by operating activities. Substantially all unsecured debt agreements contain provisions restricting the pledging of assets to secure future borrowings without granting equivalent status to existing lenders. Certain agreements allow early redemption at par value or specified premiums.

As of 31 December 2000, Hydro had committed and unused short-term credit facilities totaling approximately NOK 3,550 million. The Company also has agreements for long-term standby credit facilities totaling USD 2,000 million. There were no borrowings under these agreements as of 31 December, 2000.

There are no substantial restrictions on the use of borrowed funds under Hydro's material credit or debt facilities.

Hydro anticipates that cash from operations, the proceeds from the issue of debentures and notes and credit facilities currently in place will be sufficient to meet all planned capital expenditures and financial commitments in 2001.

ty interest and Shareholders' equity
interest increased by 7 percent to NOK 1,419 million

ıreholders' equity was NOK 71,227 million at the end of n increase of 19.7 percent compared to 1999 reflecting ng operating results for the year.

f financial instruments
s exposed to foreign currency risk, primarily the US dol- interest rate risk. Prices of many of the Company's most ınt products and raw materials are heavily influenced by dollar exchange rate either directly or indirectly. The of the Euro may lead to a shift of this exposure over

'dro uses foreign currency forwards, options and swaps as interest rate swaps to manage currency and interest rate łydro considers all significant financial derivatives to be r this purpose. The Company's use of financial derivatives itored and controlled on a centralized basis.
ydro denominates a substantial portion of its long-term debt either directly, or through currency swaps, in US dollars in order to hedge both market risk and financial risk. Part of the Company's foreign denominated debt, together with related currency balances arising from foreign currency swaps and forwards, are designated hedges of net investments in foreign subsidiaries.

Hydro's policy is to maintain a high proportion of long-term, fixed rate debt. Using currency and interest rate swaps allows the Company to reduce the cost of its loan portfolio by expanding the number of potential lenders and the range of terms and conditions available.

Hydro also uses foreign currency forwards to mitigate the effects of currency imbalances in short term cash flows.

Investments
In 2000, Hydro invested NOK 8,322 million in new and existing fields and transportation systems. Snorre 2, Oseberg South, Terra Nova and Åsgard were the four most important development projects in 2000. The largest investments for Aluminium Metal Products in 2000 was the construction of a new remelt plant in Kentucky and the acquisition of an ownership interest in Alunorte in Brazil. Investments for Aluminium Extrusion related primarily to the acquisition of Wells Aluminum Corporation, the establishment of Hydro Aluminium Wuxi and the addition of four new extrusion presses in France, Spain and Italy. Magnesium investments in 2000 related to a new facility in China for conversion of local magnesium to high quality alloy ingots. A significant part of the 2000 investment for Plant Nutrition related to the acquisition of Trevo.

Investments relating to exploration and production activities in 1999 were NOK 7,051 million excluding the effects of the Saga acquisition. Terra Nova, Snorre 2, Åsgard and Oseberg South were the most important development projects in 1999. For Aluminum Metal Products, the upgrade of the Årdal Carbon plant and the increase in cast house capacity in the Årdal Metal plant, were the largest investment projects in 1999. Capital expenditures for Aluminum Extrusion included significant upgrading of manufacturing facilities at six plants as well as increasing ownership of Building Systems' operations in Austria, the Czech Republic and Hungary and acquiring a new company in Switzerland. A new welded tube plant was also opened in the US in 1999. Investments in Plant Nutrition for 1999 concentrated on maintenance of existing plants and upgrading of the ammonia plants in Le Havre and Porsgrunn.

In 1998, Hydro invested NOK 6,415 million in field development. Terra Nova, Åsgard and Visund were the three most important development projects. The largest investment project for Aluminium Metal Products in 1998 was the upgrading and expansion of the carbon plant in Årdal. Magnesium's investments in 1998 included an increase in ownership percentage from 27 percent to 49 percent in the Canadian company, Meridian Technologies. Investments in Plant Nutrition in 1998 related primarily to maintenance of existing plants and upgrading of the ammonia plant in Porsgrunn.

tments [1]

ıts in NOK million	2000	%	1999	%	1998	%
ation and Production	8,322	50	7,051 [2]	57	6,415	47
/	123	1	93	1	209	2
rketing	63	-	88	1	143	1
ations	29	-	-	-	-	-
Oil and Energy	8,537	52	7,232	59	6,767	50
ıium Metal Products	2,561	15	983	8	953	7
ıium Extrusion	1,962	12	558	5	641	5
Light Metals	552	3	590	5	1,159	8
ations	-	-	-	-	-	-
Light Metals	5,075	31	2,131	18	2,753	20
Nutrition	1,093	7	1,267	10	2,132	16
ıd Chemicals	240	1	259	2	491	4
ırn og Foderstof Kompagniet	548	3	476	4	253	2
ations	-	-	-	-	-	-
Agri	1,881	11	2,002	16	2,876	21
hemicals	540	3	555	4	526	4
Activities [3]	317	2	288	2	228	2
ents	16,350	99	12,208	99	13,150	97
rate	240	1	117	1	413	3
ations	(25)	-	-	-	-	-
	16,565	100	12,325	100	13,563	100

ldditions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-nsolidated investees.
cluding effects of Saga acquisition of approximately NOK 40,700 million.
her Activities consists of the following: Seafood, Pronova, Industrial Insurance, and Technology and Projects.

Material commitments for capital expenditures
Contract commitments for investments in property, plant and equipment relating to land-based activities and oil and gas field activities and transport systems at the end of 2000 were NOK 785 million and NOK 11,984 million respectively. Additional authorized future investments representing projects formally approved by the Board of Directors or management were NOK 1,507 million relating to land-based activities and NOK 1,872 million relating to oil and gas field activities and transport systems. Hydro expects that cash flow from operations and normal financing activities will be adequate to fund these expenditures.

RESEARCH AND DEVELOPMENT

The Group spent a total of approximately NOK 898 million, NOK 1,043 million and NOK 1,044 million during 2000, 1999 and 1998 respectively, on research and development activities.

The Group engages in research and development, both to maintain its competitive position and to develop new products and processes. The Group has reinforced its efforts to utilize its ecological knowledge as a competitive advantage. Several segments have carried out life cycle analyses for their products and are working with customers on possibilities for reuse, recycling, waste reduction, and lower energy consumption both in production and over the life of the product. Hydro maintains major research centers in Porsgrunn and Bergen in Norway, with a combined staff of approximately 542 as well as smaller research groups in several other locations. In February 2001, Hydro divided the Porsgrunn facility into four units, of which three are dedicated to support the Company's main business areas. The Bergen facility is dedicated to the Group's oil and gas activities. Research centers for Hydro Aluminium are located at Karmøy, Årdal, Raufoss and Sunndal in Norway, and in Tønder, Denmark and Michigan, US.

The following highlights major contributors to total research and development costs incurred in 2000.

Hydro Oil and Energy incurred research and developments costs in 2000 totaling approximately NOK 136 million, mainly by Exploration and Production. The amount incurred was primarily aimed at exploration technology, virtual reality, increased oil recovery, multiphase transportation, well technology, deep water technology, subsea solutions and health, safety and environment with the purpose of reducing field development and operating costs. Hydrogen as a future energy carrier as well as reduction of emissions of carbon dioxide is included in Hydro's research and development programs.

Hydro Light Metals incurred a total of NOK 331 million in research and development costs in 2000. Aluminium Metal Products incurred NOK 112 million relating to work on core technologies, new products and processes. NOK 93 million was incurred by Aluminium Extrusion focusing on metallurgy and die technology. Other Light Metals incurred NOK 126 million in 2000 to Hydro Light Metals. Automotive Structures incurred NOK 29 million of this total. Activities were primarily focused on improvements of material and production processes, as well as development of new products in order to be an attractive partner to the automotive industry. Magnesium incurred NOK 61 million aimed towards increasing productivity and product quality. The Hydro Light Metals research centre in Porsgrunn works

/ with magnesium market development personnel in
, Bottrup, Brussels and Tokyo, Japan, to promote and
p applications for magnesium, particularly in the automo-
dustry. Aluminium Rolled Products incurred NOK 36 mil-
research and development costs in 2000.

rch and development costs for the Hydro Agri area were
47 million in 2000. Plant Nutrition incurred NOK 134 mil-
d Gas and Chemicals incurred NOK 13 million of the
hese costs related to projects focused on improvements
ducts and production processes, including solving envi-
ntal issues.

hemicals incurred NOK 52 million in research and devel-
t costs in 2000. The main research and development
are process improvements in VCM and PVC technology,
at higher productivity and lower costs and PVC formula-
evelopments with a view to minimizing the environmental
of the PVC life cycle. More radical research and devel-
t includes new technology for the production of multi-
er particles for PVC as well as an alternative process for
scale monetisation of natural gas by converting gas to
via methanol.

MANAGEMENT

s primary market risks are commodity price risks arising
from fluctuations in the prices of crude oil, aluminium,
gas, electricity, and fertilizers. In addition, Hydro is also
d to foreign currency exchange rate risk due to the fluc-
s of the Norwegian kroner against other currencies, pri-
he US dollar, and interest rate risk.

company

lantial part of Hydro's products are commodities. Com-
s are subject to significant fluctuations in supply and
d which strongly affect prices and profitability.
ces of many of Hydro's most important products, mainly
il, aluminium, natural gas and magnesium, are either
ned in US dollars or are influenced by local currency
gainst the US dollar. The cost of raw materials, including
gas, NGLs, and alumina, are affected by the US dollar
crude oil, and fluctuations in the US dollar against local
ies.
dro's policy is to manage its total risk based on a portfo-
A corporate risk management board was formed in
establish a total company framework for risk manage-
ithin this framework the operating units enter into derivative financial and commodity instruments aimed to reduce Hydro's total cash flow risk. The reduction in cash flow risk is intended to improve Hydro's ability to pursue a more aggressive growth strategy.

The derivative financial and commodity instruments that Hydro uses to manage its primary market risks are as follows:

futures: crude oil, aluminium, electricity
forwards: crude oil, aluminium, electricity, natural gas, foreign currency
options: crude oil, aluminium, electricity, foreign currency
swaps: crude oil, aluminium, NGLs, foreign currency, interest rate

Hydro considers all significant derivative financial and commodity instruments to be held for purposes of managing foreign currency exchange rate, interest rate, and commodity price exposures. Instruments held for speculative or trading purposes are considered immaterial. For accounting purposes, unless otherwise disclosed below, derivative financial and commodity instruments are marked-to-market with the resulting gain or loss reflected in income since most of such instruments do not meet the criteria for hedge accounting. This can result in volatility in earnings as the associated gain or loss on the related transactions may be reported in earnings in different periods. Hydro's use of various derivative commodity instruments is subject to the continuous oversight and control of the corporate risk management board and is periodically reviewed by corporate management. Policies are set to govern the limit for exposure to derivatives in terms of amount, duration, and quantities as well as providing "stop-loss."

Commodity price risk

The following highlights Hydro's main commodity price risks.

Aluminium. Hydro is a leading producer of primary aluminium and aluminium fabricated products. Hydro also has considerable activities related to physical aluminium and raw material trading aimed at extending Hydro's role as a reliable and long-term supplier of raw materials and aluminium products. The objective of this trading is to optimize logistical costs and strengthen market positions by providing customers with flexibility in pricing and sourcing. In addition, Hydro also has considerable activity related to remelting and long-term commercial agreements to secure sourcing of casthouse products. As a producer, Hydro manages a portion of its aluminium price risk through the use of derivative instruments to reduce its exposure to changes in the aluminium price. To secure margins on physical contracts and achieve an average London Metal Exchange (LME) price on smelter production, Hydro enters into corresponding back-to-back futures and options contracts with the LME in order to eliminate the profit and loss effects due to changes in the aluminium price. Hydro manages its total trading activities on a portfolio basis, often taking LME positions based upon net exposures. Accordingly, it is difficult to meet certain hedge accounting criteria. Therefore, aluminium price volatility can result in significant fluctuations in the marked-to-market adjustments for LME positions recorded to operating income. However, the effect of price changes of future physical metal purchases and sales is expected to largely offset the marked-to-market adjustments for the LME futures and options contracts. As of year-end 2000 Hydro entered into net short positions with the LME to secure margins on physical future metal contracts to be delivered in 2001. Hydro also entered into collar options intended to offset the effects of backwardation. These options will be marked-to-market with no offsetting effects from other transactions.

In addition, Hydro engages in speculative trading within strict limits as defined by management. Volatility from market adjustments on speculative positions will not have offsetting effects from other transactions.

The objective of Hydro's price hedging program is to reduce its cash flow exposure related to its primary metal production. In 1999, Hydro entered into short positions using LME contracts as a hedge against the risk of lower prices for anticipated metal sales of primary production in 1999 and 2000. These transactions meet certain hedging criteria, and therefore, qualify for hedge accounting. As of 31 December, 2000 the deferred gain on the hedge contracts was NOK 6 million compared to a deferred loss of NOK 246 million at year-end 1999. In accordance to the new accounting standard, SFAS 133, the deferred gain will be reclassed to shareholders' equity as a one-time transition adjustment as of 1 January, 2001. The following describes the hedging strategies for 2001 that qualify and have been designated for hedge accounting under SFAS 133.

During the second half of 2000, Hydro entered into short positions using LME futures contracts as a hedge against the risk of lower aluminium prices for forecasted sales of primary metal production for the period 2001 to 2003. In connection with the planned expansion project at the Sunndal Metal plant, Hydro is exposed to commodity price and foreign currency exchange rate variability in future cash flows. As a result, Hydro entered into short positions during the fourth quarter of 2000 using LME futures to secure an average LME price for a certain tonnage of forecasted sales of primary metal production per year for the period 2003 to 2007. Simultaneously, Hydro entered into US dollar currency forwards to secure the US dollar exchange rate against NOK for the same tonnage in the same period. The intent is to secure an average aluminum price of approximately NOK 14,000 for a certain tonnage of forecasted sales of primary metal production per year for the period 2003 to 2007. Hydro also has a 10 year commitment with Alivale to purchase a fixed tonnage of remelt ingot per year. At the end of 2000, Hydro entered into short positions using LME futures to hedge against the fluctuations in the fair value of the purchase commitment due to changes in the LME price of aluminium over the period of 2001 to 2006.

Gas. Hydro is a producer, consumer, buyer and seller of gas. The production from the Norwegian Continental Shelf is sold through the Gas Negotiating Committee ("GNC"). The consumption is mainly sourced by long-term contracts with major producers and distributors. Hydro is mainly involved in physical over-the-counter forward contracts traded bilaterally in the UK and on the European continent. The main purpose of this activity is to secure gas deliveries to its customers, to reduce the risk in the gas portfolio against unfavorable fluctuations in price, and to participate in limited speculative trading within strict limits defined by management. Activities qualifying as energy trading contracts under EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" are marked-to-market with the related adjustments reflected in operating income.

Electricity. Hydro is a producer, consumer, buyer and seller of electricity. In Norway, Hydro's consumption of electricity exceeds its production. In Europe, only a small scale embedded production exists and consumption is considerably higher. This deficit is principally covered through long-term purchase contracts with other Norwegian producers and other European suppliers. Hydro's demand and supply balance can also be affected by other factors, such as seasonal variations in the level of its production, which is influenced by precipitation and reservoir levels. Hydro utilizes derivative instruments, such as futures, forwards and options, and physical contracts that are traded either bilaterally or over electricity exchanges. The main purpose of this activity is to secure electricity in the market for its own consumption and delivery commitments, to reduce the risk in the electricity portfolio against unfavorable fluctuations in price, and to participate in limited speculative trading within strict limits defined by management.

Oil. Hydro produces and sells crude oil and refined petroleum products. Hydro has purchased put options to hedge a portion of 2001's oil production against the risk of declining oil prices. These put options entitle Hydro to sell 15 million barrels of oil in the first half of 2001 for an average strike price of USD 18 per barrel. In January 2001 Hydro purchased additional put options entitling Hydro to sell 45 million barrels of oil for the period covering the second half of 2001 to 2002 for an average strike

: of USD 16 per barrel. Hydro utilizes futures, physical and *cial swaps and options with international oil and trading* panies. These instruments are used to mitigate unwanted exposure for a portion of its crude oil portfolio production certain inventories of oil or petroleum products at its partly *ed refinery in Sweden.*

eign currency exchange rate risk

o's primary foreign currency risk is tied to local currency uations against the US dollar. To reduce the long-term ts of fluctuations in US dollar exchange rates, Hydro incurs of its debt in US dollar. Approximately 67 percent of o's long-term debt is in US dollars. The remaining long- debt is denominated in Norwegian kroner, Euro, Swedish er, and British pounds. Hydro's operating income is most to be improved when the US dollar appreciates against pean currencies, whereas financial expense, including est expense and net foreign currency losses, is likely to be atively affected. In addition, the effects of translation of local ency financial statements of subsidiaries outside of Norway Norwegian kroner can influence comparative results of ations.

Hydro primarily employs foreign currency swaps and for- l currency contracts to modify the currency exposures for o's long-term debt portfolio. Foreign currency swaps allow o to raise long term borrowings in one currency and swap into another with lower funding costs rather than borrow- directly in the second currency. Forward currency contracts entered to safeguard cash flows for anticipated future trans- ns or to cover short-term liquidity needs in one currency by ss liquidity available in another currency. Entering into t-term forward currency contracts also reduces funding s compared with drawing a short-term loan in one currency investing short-term in another.

In order to mitigate further its exposure to foreign currency Hydro has designated a portion of its foreign denominated -term debt, including certain related balances in currencies ng from foreign currency *swaps and forwards, as hedges of* oreign investments in subsidiary companies. The foreign ange gains and losses on this debt are recorded as a sep- e component of equity.

rest rate risk

ro is exposed to changes in interest rates primarily as a *lt of borrowing and investing activities used to maintain liq-* y and fund its business operations. Management's strategy have debt with long average life and stable interest payments at the lowest possible level. Hydro maintains a high ratio of long-term, fixed-rate debt with an even debt repayment schedule and adequate resources to allow for financial flexibility. Hydro uses from time to time derivative financial instruments such as foreign currency and interest rate swaps to minimize its exposure to interest rate risks.

Sensitivity analysis

Hydro has chosen sensitivity analysis to provide information about its potential exposure to hypothetical loss for derivative instruments and financial instruments in compliance with requirements of the Securities and Exchange Commission (SEC).

The sensitivity analysis reflects the hypothetical loss in fair values assuming a 10 percent change in rates or prices and no changes in the portfolio of instruments for the year ended 31 December, 2000. Hydro's management cautions against relying on the information presented. This is due to the arbitrary nature of assumptions involved, the inability of such a simple analysis to model reality, continuous changes to its portfolio and the exclusion of certain of Hydro's positions necessary to reflect the net market risk of the group. Accordingly, *the information does* not represent management's expectations about probable future losses. The most significant limitations on the figures provided are as follows.

The presentation only includes *the effects of the derivative* instruments discussed above and of certain financial instruments (see Footnote 2 below). It does not include related physical positions, contracts, and anticipated transactions that many of the derivatives instruments are meant to secure. *A rate or* price change of 10 percent will often result in a corresponding effect to the fair value of the physical or underlying position such that the resulting gains and losses would offset. In addition, as allowed by *the SEC regulations, Hydro has excluded* accounts payable and accounts receivable from the presentation which may have had a significant effect on foreign exchange risk figures provided.

The computations, which provide the most negative effect to Hydro of either a 10 percent increase or decrease in each rate or price, also do not take into account correlations which would be expected to occur between the risk exposure cate*gories. For example, the effect* that a change in a foreign exchange rate may have on a commodity price is not reflected in the table. Furthermore, it is not probable that all rates or prices would simultaneously move in directions that would have *negative effects on Hydro's portfolio of instruments.*

The effects of these limitations on the estimates may be material.

		Hypothetical loss from +/- 10% change in:			
Amounts in NOK million (unaudited)	Fair value as of 31 December, 2000 [1]	Interest rates	Foreign currency exchange rates	Commodity prices	Other
Derivative instruments related to:					
Commodities	139	-	23	426	-
Other	(116)	17	1,122	-	-
Financial instruments [2]	(29,611)	2,041	3,847	-	91

		Hypothetical loss from +/- 10% change in:			
Amounts in NOK million (unaudited)	Fair value as of 31 December, 1999 [1]	Interest rates	Foreign currency exchange rates	Commodity prices	Other
Derivative instruments related to:					
Commodities	(231)	-	18	203	-
Other	(295)	-	571	-	-
Financial instruments [2]	(38,280)	2,021	3,490	-	111

1) The change in fair value due to price changes is calculated based upon pricing formulas for certain derivatives, the Black-Scholes model for options and the net present value of cash flows for certain financial instruments or derivatives. Discount rates used vary as appropriate for the individual instruments.
2) Financial instruments include cash and cash equivalents, investments in marketable securities, bank loans and other interest bearing short-term debt and long-term debt. A substantial portion of the hypothetical loss in fair value for changes in interest rates relates to Hydro's long-term fixed rate debt. As Hydro expects to hold this debt until maturity, changes in the fair value of debt would not be expected to affect earnings.

During 2000, Hydro increased its bond loans in the European market from EURO 300 million to EURO 400 million and repaid a US dollar 400 million debt. Consequently, its position in long-term debt was reduced as compared with the previous year. Furthermore, during the course of the year, the Norwegian kroner devalued against the US dollar as compared to prior year. As a consequence of these activities, Hydro's positions in certain aluminium and electricity contracts and other financial instruments, along with their related market pries, have changed in such a manner that increased its exposure to risks related to commodity prices and foreign currency. These combined have led to an increase in the hypothetical losses in the fair value for the year ended 31 December, 2000. As discussed above, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Group. Therefore, Hydro's management cautions against relying on the information presented. The remaining activities for 2000 have not materially impacted the other hypothetical losses in the fair value for the year ended 31 December, 2000.

SOLIDATED INCOME STATEMENTS

nts in NOK million (except per share amounts)	Notes	2000	1999	1998
		Year ended 31 December,		
ating revenues	5	**156,861**	**111,955**	**105,784**
naterials and energy costs		94,082	70,707	70,762
ll and related costs	7, 20	14,852	14,051	13,081
eciation, depletion and amortization	5, 16	12,538	10,494	7,508
		6,788	8,336	8,603
ucturing costs	6	135	632	-
ating costs and expenses	7	128,395	104,220	99,954
ating income before financial items l other income	5	**28,466**	**7,735**	**5,830**
y in net income of non-consolidated investees	5, 14	672	339	410
st income and other financial income	8, 24	1,747	1,504	1,820
income, net	5, 9	3,161	1,350	-
ings before interest expense and taxes (EBIT)		**34,046**	**10,928**	**8,060**
st expense and foreign exchange gain (loss)	8, 24	(3,905)	(3,055)	(2,229)
ne before taxes and minority interest		**30,141**	**7,873**	**5,831**
nt income tax expense	10	(13,711)	(3,553)	(1,379)
red income tax expense	10	(2,429)	(741)	(611)
ffect of changes in tax law	10	(38)	(43)	11
ity interest		18	(90)	(98)
ne before cumulative effect of change in accounting iple		**13,981**	**3,446**	**3,754**
ılative effect of change in accounting principle		-	(30)	-
ncome	27	**13,981**	**3,416**	**3,754**
ngs per share before change in accounting iple	3	53.40	13.90	16.40
ngs per share	3	**53.40**	**13.80**	**16.40**

SOLIDATED STATEMENTS OF COMPREHENSIVE INCOME *)

ıcome		13,981	3,416	3,754
nrealized gain (loss)				
ecurities available-for-sale	3	(3)	2	(851)
oreign currency translation adjustments	3	598	(523)	1,416
ıum pension liability adjustment	3	(95)	(8)	(27)
other comprehensive income (loss), net of tax	3	500	(529)	538
orehensive income, net of tax		**14,481**	**2,887**	**4,292**

ıges in shareholders' equity include net income together with other changes not related to investments by and distribution to shareholders. (See Note 3)

companying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Amounts in NOK million	Notes	31 December, 2000	31 December, 1999
ASSETS			
Cash and cash equivalents	25	21,766	7,435
Other liquid assets	11, 25	2,491	2,535
Accounts receivable, less allowances of 970 and 792	25	27,555	23,254
Inventories	12	18,738	16,327
Prepaid expenses and other current assets	25	9,563	8,199
Current deferred tax assets	10	1,682	945
Current assets	5	**81,795**	**58,695**
Non-consolidated investees	14	7,211	6,966
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16	95,025	102,498
Prepaid pension, investments and other non-current assets	13, 15, 20	10,983	7,989
Deferred tax assets	10	1,340	1,271
Non-current assets	5	**114,559**	**118,724**
Total assets	5	**196,354**	**177,419**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Bank loans and other interest-bearing short-term debt	17, 25	9,088	7,361
Current portion of long-term debt	19, 25	2,209	907
Other current liabilities	18, 25	33,171	28,509
Current deferred tax liabilities	10	258	216
Current liabilities		**44,726**	**36,993**
Long-term debt	19, 25	40,174	42,228
Accrued pension liabilities	20	2,735	2,287
Other long-term liabilities	21, 25	4,686	4,734
Deferred tax liabilities	10	31,387	30,357
Long-term liabilities		**78,982**	**79,606**
Minority shareholders' interest in consolidated subsidiaries		**1,419**	**1,323**
Share capital	3	5,332	5,332
Additional paid-in capital	3	15,059	15,055
Retained earnings	3	51,647	39,761
-Treasury stock	3	(2,224)	(1,564)
Accumulated other comprehensive income	3	1,413	913
Shareholders' equity	3, 27	**71,227**	**59,497**
Total liabilities and shareholders' equity		**196,354**	**177,419**

The accompanying notes are an integral part of the consolidated financial statements.

LIDATED STATEMENTS OF CASH FLOWS

s in NOK million	Notes	2000	1999	1998
		Year ended 31 December,		
ng activities:				
ome		13,981	3,416	3,754
ents to reconcile net income to net cash ded by operating activities:				
iation, depletion and amortization	5	12,538	10,494	7,508
turing costs	6	135	632	-
n net income of non-consolidated investees	5, 14	(672)	(339)	(410)
ds received from non-consolidated investees	14	398	550	330
tive effect of accounting changes	1	-	30	-
d taxes	10	2,467	784	600
sale of non-current assets		(3,162)	(1,282)	(1,017)
foreign currency transactions	8	655	304	361
es (purchases) of trading securities		(115)	374	298
		377	28	42
g capital changes that provided (used) cash:				
ivables		(3,149)	(2,823)	(1,007)
tories		(2,461)	(948)	(346)
aid expenses and other current assets		(616)	(3,374)	(291)
r current liabilities		5,250	6,898	(1,322)
sh provided by operating activities		**25,626**	**14,744**	**8,500**
ng activities:				
ses of property, plant and equipment		(11,943)	(13,029)	(12,321)
ition of Saga Petroleum ASA	2	-	719	-
ses of other long-term investments		(4,348)	(907)	(1,550)
les (purchases) of short-term investments		(15)	32	(16)
ds from sales of property, plant and equipment		1,334	1,956	274
ds from sales of other long-term investments		11,342	2,863	2,001
sh used in investing activities		**(3,630)**	**(8,366)**	**(11,612)**
ing activities:				
roceeds		993	21,707	7,614
al repayments		(6,328)	(19,626)	(3,579)
ry shares purchased	3	(763)	(1,599)	-
ry shares issued		63	3	-
nds paid	3	(2,094)	(1,718)	(1,718)
sh provided by (used in) financing activities		**(8,129)**	**(1,233)**	**2,317**
currency effects on cash flows		464	354	293
crease (decrease) in cash and cash equivalents		**14,331**	**5,499**	**(502)**
nd cash equivalents at beginning of year		7,435	1,936	2,438
nd cash equivalents at end of year		**21,766**	**7,435**	**1,936**
isbursements were made for:				
t (net of amount capitalized)		1,460	887	929
e taxes		8,027	1,868	3,314

are no material differences between consolidated statements of cash flows according to US GAAP and Norwegian accounting principles (N GAAP).

ompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

Amounts in NOK million	Notes	2000	1999	1998
		Year ended 31 December,		
Operating revenues	5	**156,861**	**111,955**	**105,784**
Raw materials and energy costs		95,146	70,666	70,820
Change in inventories of own production		(1,064)	41	(58)
Payroll and related costs	7, 20	14,852	14,051	13,082
Depreciation, depletion and amortization	5, 16	12,538	10,494	7,508
Other		6,773	8,317	8,604
Restructuring costs	6	135	632	-
Operating costs and expenses	7	128,380	104,201	99,956
Operating income	5	**28,481**	**7,754**	**5,828**
Equity in net income of non-consolidated investees	5, 14	672	339	410
Interest income and other financial income	8, 24	1,747	1,504	1,820
Other income, net	5, 9	3,161	1,350	-
Earnings before interest expense and taxes (EBIT)		**34,061**	**10,947**	**8,058**
Interest expense and foreign exchange gain (loss)	8, 24	(3,905)	(3,055)	(2,229)
Income before taxes and minority interest		**30,156**	**7,892**	**5,829**
Current income tax expense	10	(13,711)	(3,553)	(1,379)
Deferred income tax expense	10	(2,439)	(747)	(610)
Tax effect of changes in tax law	10	(38)	(43)	11
Net income		**13,968**	**3,549**	**3,851**
Minority interest		18	(90)	(98)
Net income after minority interest	27	**13,986**	**3,459**	**3,753**

Oslo 21 March, 2001
The Board of Directors of Norsk Hydro ASA

Borger A. Lenth — Einar Kloster — Gudmund Olsen

Benedicte Berg Schilbred — Odd Semstrøm

Anne Cathrine Høeg Rasmussen — Tom Wachtmeister

Egil Myklebust — Per Wold

The accompanying notes are an integral part of the consolidated financial statements in accordance with Norwegian accounting principles (N GAAP). See Note 27 for a reconciliation and explanation of differences in accounting principles between US GAAP and N GAAP.

LIDATED BALANCE SHEETS

s in NOK million	Notes	31 December, 2000	31 December, 1999
S			
d tax assets	10	1,562	1,687
tangible assets	15	2,171	1,168
ble assets		**3,733**	**2,855**
y, plant and equipment	16	**95,025**	**102,498**
nsolidated investees	14	7,211	6,966
pension, investments and other non-current assets	13, 15, 20	8,812	6,817
ial non-current assets		**16,023**	**13,783**
ries	12	18,738	16,327
ts receivable, less allowances of 970 and 792	25	27,555	23,254
expenses and other current assets		9,504	8,120
quid assets	11, 25	2,491	2,535
nd cash equivalents	25	21,766	7,435
t assets		**80,054**	**57,671**
ssets	5	**194,835**	**176,807**
TIES AND SHAREHOLDERS' EQUITY			
apital	3	5,332	5,332
ry stock		(132)	(98)
n paid-in capital		15,055	15,055
aid-in capital		4	-
aid-in capital		**20,259**	**20,289**
d earnings incl. treasury stock	3	50,541	38,521
ry stock		(2,092)	(1,466)
tained earnings		**48,449**	**37,055**
shareholders' interest in consolidated subsidiaries		1,419	1,323
olders' equity	3, 27	**70,127**	**58,667**
d pension liabilities	20	2,735	2,287
d tax liabilities	10	30,175	30,020
ng-term liabilities	21, 25	4,686	4,734
rm accruals		**37,596**	**37,041**
rm debt	19, 25	**40,174**	**42,228**
ans and other interest-bearing short-term debt	17, 25	9,088	7,361
portion of long-term debt	19, 25	2,209	907
ds payable		2,470	2,094
urrent liabilities	18, 25	33,171	28,509
liabilities		**46,938**	**38,871**
bilities and shareholders' equity		**194,835**	**176,807**

npanying notes are an integral part of the consolidated financial statements in accordance with Norwegian accounting principles . See Note 27 for a reconciliation and explanation of differences in accounting principles between US GAAP and N GAAP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Norsk Hydro ASA and its subsidiaries (Hydro) prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) are included on pages 68 to 70. The consolidated financial statements prepared in accordance with accounting principles generally accepted in Norway (N GAAP) are located on pages 70 to 72. Financial statement preparation requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.

The accompanying notes include disclosures required by US GAAP as well as disclosures in accordance with N GAAP and are an integral part of both sets of financial statements. The following description of accounting principles applies to both US GAAP and N GAAP unless otherwise specified.

Note 27 provides a reconciliation and explanation of the differences between net income and shareholders' equity for US GAAP and N GAAP.

Consolidation

The consolidated financial statements include Norsk Hydro ASA and subsidiary companies owned directly or indirectly more than 50 percent. Interests in oil and gas licenses are accounted for by the proportionate consolidation method. All significant intercompany transactions and balances have been eliminated.

Investments in companies (non-consolidated investees) in which Hydro has a substantial ownership interest of 20 to 50 percent of voting shares and exercises significant influence are accounted for using the equity method.

Business Combinations

Terms and conditions underlying the most previous acquisitions have resulted in purchase accounting treatment (vs. pooling). See note 2 for a description of significant acquisitions and disposals during the past three years. Purchase accounting involves recording assets and liabilities of the acquired company at their fair value at the time of acquisition. Any excess of purchase price over fair value is recorded as goodwill. When the ownership interest in a subsidiary is less than 100 percent, the recorded amount of assets and liabilities acquired reflect only Hydro's relative share of excess values.

For N GAAP, consolidated assets and liabilities reflect 100 percent of the fair market value at the purchase date, except for goodwill (There are currently no acquisitions giving rise to such differences). The relative portion of any excess value recorded relating to minority shareholders is reflected in the total Minority shareholders interest which is a component of the Group's equity.

Foreign Currency Translation

The financial statements of foreign operations which are not an integral part of the parent company's operations are translated using exchange rate at year end for the balance sheet, and average exchange rates for the income statement. Translation gains and losses, including effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in Other comprehensive income. None of the Company's existing significant foreign operations are considered to be an integral part of the parent company for foreign currency translation purposes.

Foreign Currency Transactions

Realized and unrealized gains or losses on transactions, assets and liabilities denominated in a currency other than the functional currency which do not qualify for hedge accounting treatment are included in net income.

Revenue Recognition

Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized in the period prices are determinable. Rebates and incentive allowances are deferred and recognized in income upon the realization or at the closing of the rebate period.

Revenues from the production of oil and gas are recognized on the basis of the company's net working interest, regardless of whether the production is sold (entitlement method).

In 2000 Hydro has implemented SEC Staff Accounting Bulletin No 101, "Revenue Recognition in Financial Statements" (SAB 101). The implementation has not had a significant impact on revenue recognition.

Cash and Cash Equivalents

Cash and cash equivalents include cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.

Other Liquid Assets

Other liquid assets include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro's current portfolio of marketable equity and debt securities. The securities in this

olio are considered trading securities and are valued at fair ɜ (market). The resulting unrealized holding gains and loss- ·e included in financial income and expense. Investment ne is recorded when earned.

ntories

ntories are valued at the lower of cost, using the first-in, out method (FIFO), or net realizable value. Cost includes t materials, direct labor and the appropriate portion of pro- ion overhead or the price to purchase inventory.

stments

stments include Hydro's portfolio of long-term marketable ty securities in which there is less than 20 percent owner- . The portfolio is considered available-for-sale securities is valued at fair value (market). The resulting unrealized ing gains and losses, net of applicable taxes, are credited narged to Other comprehensive income and accordingly do affect net income. Other investment income is recorded n earned.

For N GAAP, investments are valued at the lower of rical cost or market value. [Note 27].

perty, Plant and Equipment

erty, plant and equipment is carried at historical cost accumulated depreciation, depletion and amortization. -lived assets are reviewed for impairment whenever ts or changes in circumstances indicate that the carrying unt may not be recoverable. If necessary, a write-down airment) to fair value is recorded based upon the criteria atement of Financial Accounting Standards (SFAS) 121.

Periodic maintenance and repairs applicable to production ties are accounted for on an accrual basis. Normal mainte- e and repairs for all other properties are expensed as rred. Major replacements and renewals that materially nd the life of properties are capitalized and any assets ced are retired.

talized Interest Interest is capitalized as part of the histor- cost of major assets constructed.

***ed Assets** Leases which provide Hydro with substantially* e rights and obligations of ownership are accounted for as tal leases. Such leases are valued at the present value of num lease payments or fair value if lower, and recorded as ts under property, plant and equipment and as liabilities r long-term debt. The assets are subsequently depreciated the related liabilities are reduced by the amount of the lease payments less the effective interest expense. Other leases are accounted for as operating leases with lease payments recognized as an expense over the lease term.

Environmental Expenditures Environmental expenditures which increase the life, capacity, or result in improved safety or efficiency of a facility are capitalized. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments or clean-ups are probable and the cost can be reasonably estimated.

Exploration and Development Costs of Oil and Gas Reserves Hydro uses the "successful efforts" method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense. All development costs for wells, platforms, equipment and related interest are capitalized. Preproduction costs are expensed as incurred.

Depreciation, Depletion and Amortization Depreciation is determined using the straight line method with the following rates:

Machinery and equipment	8 – 25 percent
Buildings	2 – 5 percent
Other	10 – 20 percent

Producing oil and gas properties are depreciated as proved developed reserves are produced using the unit-of-production method calculated by individual field. Depreciation and depletion expense includes provisions for future abandonment and removal costs for offshore facilities.

Intangible Assets

Intangible assets and deferred charges with a defined and measurable relationship to future revenues, such as goodwill in subsidiaries and patents, are capitalized. Goodwill and other intangible assets are amortized on a straight line basis over the *lesser of their benefit period or 10 years.*

Oil and Gas Royalty

Oil and gas revenue is recorded net of royalties payable.

Research and Development

Research and development costs are expensed as incurred.

Other Income (Expense), net

Transactions resulting in income or expense which are material in nature and from sources other than normal production and sales operations are classified as other income and expense.

Income Taxes

Deferred income tax expense is calculated using the liability method in accordance with SFAS No. 109. Under this method, deferred tax assets and liabilities are measured based on the differences between the carrying values of assets and liabilities for financial reporting and their tax basis which are considered temporary in nature. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.

Hydro recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, as such earnings are deemed to be indefinitely reinvested.

For N GAAP, Hydro follows the NRS' (The Norwegian Accounting Standards Board) preliminary standard which, like SFAS No. 109, is based on the liability method. [Note 27].

Derivative Financial Instruments

Hydro engages in activities relating to derivative financialinstruments which represents an integral part of the company's management of total foreign currency and interest rate exposure.

*Hydro does not normally hold derivative financial instru*ments for speculative purposes. Derivative financial instruments are normally marked to their market value with the resulting gain or loss reflected in net financial expense because the instru*ments do not meet the criteria for deferral accounting. See Note* 25 for the balance sheet classification of these instruments.

Forward currency contracts and currency options are marked to their market value at each balance sheet date with the resulting unrealized gain or loss recorded under financial income or expense.

Interest rate and foreign currency swaps. Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded under financial income or expense.

Swaption contracts are marked to their market value at each balance sheet date with the resulting unrealized gain or loss reflected in financial income or expense.

For N GAAP, unrealized gains are deferred.

Hydro is exposed to credit losses relating to derivative financial instruments having a positive fair value. See Note 25. Hydro limits this credit risk by dealing with various international banks with established limits for transactions with each institution.

Hydro does not normally enter into derivative financial instruments that require daily cash settlements for changes in value. At the settlement date, cash effects are included in the Statements of Cash Flows under operating activities.

Derivative Commodity Instruments

Hydro uses commodity futures, forwards, options and swaps primarily to manage exposure to movements in commodity prices and engages in a limited amount of speculative trading. Instruments that do not qualify for deferral accounting treatment are recorded as prepaid expenses and other current assets or liabilities when purchased. Adjustments for changes in the market value of the instruments are reflected in operating income.

Deferral accounting is applied to instruments purchased as *part of a defined hedging strategy;* when a reduction of enterprise risk has been demonstrated; where instruments are matched and designated as hedges to underlying hedged items (rather than being evaluated on a portfolio basis) and *when it has been proven that there is a high correlation between* gains and losses on the instrument and the hedged item. In such instances, deferred gains and losses are recorded to operating revenue or cost, as appropriate, in the same period *as the hedged item. Certain of Hydro's derivative commodity* instruments; London Metal Exchange (LME) futures and certain oil contracts meet the requirements for deferral accounting.

For N GAAP, unrealized gains and losses for speculative commodity futures and option contracts are netted for each portfolio and net unrealized gains are deferred as other short-term liabilities. [Note 27].

Hydro has some exposure to credit risk related to derivative commodity instruments. However, the risk is significantly limited because most instruments are settled through commodity exchanges. Hydro limits credit risks relating to other contracts with policies for credit ratings and limits for counterparties.

Certain derivative commodity instruments require daily cash settlements (principally LME futures and options, and oil futures). LME options also involve an initial receipt or payment of a premium and give rise to delivery of an agreed amount of cash if the option is exercised. Most other instruments have a cash effect at settlement date, which are included in the Statements of Cash Flows under operating activities when incurred.

w Pronouncements In June 1998, the Financial
ounting Standards Board (FASB) issued Statement No. 133,
counting for Derivative Instruments and Hedging Activities"
AS 133). This standard, incorporating the amendments from
S 138, requires derivative instruments to be recorded in the
ance sheet at their fair value. Changes in the fair values are
orded to earnings for each period unless specific hedge cri-
a are met. Changes in the fair value for qualifying cash flow
ges are recorded in equity and are realized in earnings in
junction with the gain or loss on the hedged item or transac-
Changes in the fair value for qualifying fair value hedges
et corresponding changes in the fair value of the hedged
in the income statement. Hydro implemented SFAS 133 on
nuary, 2001. The statement will not have significant impact
Hydro's consolidated financial statements.
For N GAAP there is no change in accounting principles.

ck-based Compensation
ro accounts for stock based compensation in accordance
Accounting Principles Board (APB) Opinion No. 25 and
vides disclosures required under SFAS 123. For fixed
rds, compensation expense is recorded in the income state-
t based on any excess of market price of the Company's
es over the exercise price of options granted to employees
f the date of the grant if both the number of shares to be
ted and the exercise price are known. For variable awards
pensation cost is measured at the end of each period as
amount by which the market price of the Company's shares
eeds the price of the options. For variable awards where
ing depends on achieving a specified improvement in
ro's share price, compensation cost is measured when it is
bable the performance cirteria will be met. Compensation is
rged to expense over the periods the employee performs
related services.
Hydro also offers treasury shares to employees at discount-
rices to encourage share ownership. Issuance of treasury
es at a discount to employees results in a charge to com-
sation expense based on the difference between the market
e of the share at the date of issuance and the price paid by
loyees.

ployee Retirement Plans
sion costs are calculated in accordance with SFAS 87. Prior
ice costs are amortized on a straight-line basis over the
age remaining service period of active participants. Accu-
ated gains and losses in excess of 10 percent of the greater
e benefit obligation or the fair value of assets are amortized
the remaining service period of active plan participants.
*For N GAAP, the same principle has been applied which is
ccordance with the NRS 6 Pension Cost.*

Accounting Changes
In 1999, Hydro implemented SOP (Statement of Position) 98-5 from the AICPA (American Institute of Certified Public Accountants) requiring all startup costs to be expensed as incurred. Previously capitalized costs were expensed in 1999. *For N GAAP, the effect of this is recorded to equity.*

Reclassifications
Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2000 presentation.

In 2000, Hydro changed the presentation of revenues for certain trading activities. Revenues and related cost for these activities were previously presented net reflecting only the related margins in revenues. These activities are now presented on a gross basis. This change resulted in an increase of Operating revenues and Raw materials of NOK 12.7 billion in 2000, NOK 9.5 billion in 1999 and NOK 8.3 billion in 1998 compared to former presentations. The change has no impact on results or equity.

2. BUSINESS COMBINATIONS AND DISPOSITIONS

Subsequent to and during the three years ended 31 December, 2000, Hydro entered into the following significant business combinations and dispositions.

2000 Acquisitions Hydro acquired 100 percent of the shares in Wells Aluminium Corporation, an aluminium extruder in the United States of America. The purchase price was NOK 1,352 million, including debt assumed of NOK 870 million.

In July, Hydro entered into an agreement to acquire 58 percent of Adubos Trevo, a Brazilian fertilizer company. As of 31 December 2000, 20.3 percent of the total shares and 51 percent of the voting shares have been transferred to Hydro. The purchase price for the total acquisition was NOK 374 million including assumed debt. Transfer of the remaining shares are expected to be finalized within the first six months of 2001.

2000 Dispositions During 2000, Hydro sold subsidiaries and ownership interests for a total consideration of NOK 10.3 billion. The dispositions resulted in a total pretax gain of NOK 3,161 million. In April, Hydro entered into an agreement with a Dutch company, Nutreco Holding N.V., to sell its salmon production and sales activities operating as Hydro Seafood AS. Approximately 80 percent of the total operations was transferred to Nutreco in November. The activities based in the United Kingdom are excluded as a result of objection from the UK competition authorities.

Hydro's activities on the British Continental Shelf were sold to Conoco (UK). These activities were acquired as a part of Hydro's acquisition of Saga Petroleum ASA (Saga) in 1999.

In addition, Hydro disposed of its shares in Dyno ASA and Autoplastics AB (now Sapa Autoplastics AB).

1999 Acquisitions Hydro and Den norske stats oljeselskap a.s (Statoil) jointly acquired all the outstanding ordinary shares of Saga, an independent oil and gas exploration and production company. The consideration paid by Hydro consisted of a cash payment and one ordinary share for every three shares of Saga. The aggregate value of the payment per Saga share was NOK 135. All of Saga's outstanding ordinary shares were acquired, representing a total value of NOK 20.2 billion.

As part of the agreement, certain of Saga's oil and gas production licenses having a market value of NOK 8.4 billion were transferred to Statoil in exchange for all of Statoil's shares in Saga and a cash payment of NOK 4,361 million. The transfer to Statoil was made with effect from 1 July, 1999 and the cash payment was received by Hydro in December 1999.

Hydro's acquisition cost was NOK 16.3 billion. The purchase was executed by the issuance of 37.5 million ordinary shares and a cash payment of NOK 4,629 million. Saga was included in Hydro's consolidated financial statements beginning 1 July, 1999 and the assets and liabilities acquired were recorded at their fair value. The fair value allocated to Saga's oil and gas production licenses and certain pipelines was NOK 11.6 billion (after adjustments recorded in 2000 - see below).

Amounts in NOK million	
Total value of Saga shares	16,246
Costs and transaction fees	52
Hydro's purchase price	16,298

Allocation of purchase price	
External cash and cash equivalents	1,039
Other current assets	7,337
Property, plant and equipment	37,228
Other noncurrent assets	451
Short-term debt	(3,322)
Long-term debt	(15,769)
Other long-term liabilities	(10,666)
Fair value of net assets of Saga as of 1 July, 1999 after elimination of assets acquired by Statoil	16,298

The following adjustments to the fair value of recorded assets and liabilities resulted from decisions by the Norwegian authorities relating to Saga's tax position as well as other new information obtained by the company:

Amounts in NOK million	
Other long-term liabilities	(1,275)
Saga's oil and gas production licenses and pipelines	(1,275)

The changes are included in the amounts in the above statement.

1999 Dispositions Hydro disposed of the following significant subsidiaries or ownership interests for aggregate proceeds of NOK 2.4 billion, resulting in a pre-tax gain of NOK 1,408 million:

Company	Location	Business
Mabo activities	Norway	Petrochemicals
Hydro Coatings	United Kingdom	Petrochemicals
Pronova Biopolymer a.s activities	Norway	Alginates

Hydro and Granges AB (now Sapa AB) merged their respective autoplastics activities and formed Granges Autoplastics AB (now Autoplastics AB). The transaction was accounted for as a non-monetary exchange, in which Hydro exchanged shares in subsidiaries for a 40 percent ownership in the new company. The transaction was recorded at fair value and resulted in a pretax loss of NOK 58 million.

1998 Acquisitions Hydro increased its ownership interest in Meridian Technologies Inc. from 27 percent to 49 percent for an aggregate purchase price of NOK 460 million. See Note 14.

Pro Forma Information (Unaudited)
The following unaudited pro forma information has been prepared assuming Saga was acquired as of the beginning of 1999.

Amounts in NOK million	31 December, 1999
Assets	169,733

Amounts in NOK million	Year 1999
Operating revenues	114,386
Operating income	6,663
Net income	2,066
Earnings per share in NOK	7.80

This pro forma information has been prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the transaction occurred on the date described above. The effect of the remaining acquisitions and dispositions for 2000 and 1999 is not significant.

ISOLIDATED SHAREHOLDERS' EQUITY

in NOK million / ımber of shares / nds	Ordinary Shares issued Norsk Hydro ASA Number	Ordinary Shares issued Norsk Hydro ASA Amount	Additional paid-in capital	Total paid-in capital	Retained earnings	Treasury Stock Norsk Hydro ASA Number	Treasury Stock Norsk Hydro ASA Amount	Accumulated other comprehensive income	Total shareholders' equity[1]
e 31 December, 1997	229,073	4,581	4,203	8,784	36,029	-	-	904	45,717
ome 1998					3,754				3,754
ıd declared and paid									
; 7.50 per share)					(1,718)				(1,718)
ealized loss on securities								(851)	(851)
m pension liability								(27)	(27)
ı currency translation								1,416	1,416
e 31 December, 1998	229,073	4,581	4,203	8,784	38,065	-	-	1,442	48,291
ome 1999					3,416				3,416
ıd declared and paid									
7.50 per share)					(1,718)				(1,718)
on shares issued in Saga acquisition	37,524	751	10,852	11,603					11,603
ealized gain on securities								2	2
m pension liability								(8)	(8)
ı currency translation								(523)	(523)
se of treasury stock						(5,000)	(1,599)		(1,599)
y stock reissued to employees					(2)	109	35		33
e 31 December, 1999	266,597	5,332	15,055	20,387	39,761	(4,891)	(1,564)	913	59,497
ome 2000					13,981				13,981
nd declared and paid									
8.00 per share)					(2,094)				(2,094)
realized loss on securities								(3)	(3)
m pension liability								(95)	(95)
ı currency translation								598	598
se of treasury stock						(2,041)	(763)		(763)
y stock reissued to employees			4	4	(1)	322	103		106
e 31 December, 2000	266,597	5,332	15,059	20,391	51,647	(6,610)	(2,224)	1,413	71,227

e note 27 for a reconciliation to N GAAP equity.

onents of Accumulated Other Comprehensive Income and Related Tax Effects

	31 December, 2000			31 December, 1999			31 December, 1998		
ıts in NOK million	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net
ized gain on securities	-	-	-	5	-	5	16	(1)	15
Reclassification adjustment	(3)	-	(3)	(3)	-	(3)	(1,165)	299	(866)
realized gain (loss) on securities	(3)	-	(3)	2	-	2	(1,149)	298	(851)
ı currency translation	754	162	916	(526)	(14)	(540)	1,256	160	1,416
Reclassification adjustment	(318)	-	(318)	17	-	17	-	-	-
eign currency translation	436	162	598	(509)	(14)	(523)	1,256	160	1,416
ım pension liability adjustment	(132)	37	(95)	(11)	3	(8)	(11)	(16)	(27)
ccumulated other rehensive income	301	199	500	(518)	(11)	(529)	96	442	538

Norsk Hydro ASA had authorized and issued 266,596,650 ordinary shares having a par value of NOK 20 per share for the years ended 31 December, 2000, and 1999. For the year ended 31 December, 1998, Norsk Hydro ASA had authorized, issued and outstanding 229,072,674 ordinary shares having a par value of NOK 20 per share. As of 31 December, 2000, 6,610,580 shares were treasury stock resulting in 259,986,070 outstanding ordinary shares (for 1999 261,705,562 oustanding ordinary shares). For N GAAP, the amount for the treasury stock of NOK 2,224 million was comprised of NOK 132 million for share capital and NOK 2,092 million for retained earnings. In 2000, Hydro acquired 2,041,446 of the company's own shares for a market price of NOK 763 million. The share repurchase was authorized at the Annual General Meeting. The shares may be used as consideration in connection with commercial transactions or share schemes for the employees and employee representatives. In June and December 2000, Hydro sold 321,954 shares of its treasury stock to employees for a price of NOK 106 million. The weighted average number of outstanding shares for the year ended 31 December, 2000 was 261,620,982. As a result of the Saga acquisition, the Kingdom of Norway's ownership interest in Norsk Hydro ASA has been reduced. As of 31 December, 2000, the ownership interest was 44.9 percent adjusted for treasury stock. The share capital and paid-in premium in Norsk Hydro ASA's balance sheet are not available for dividend purposes. Included in the retained earnings for the group are restricted reserves in certain subsidiary companies amounting NOK 17,684 million that are not available for dividend purposes.

4. STOCK-BASED COMPENSATION

In 1999, Hydro adopted a stock compensation plan granting stock options to corporate officers and to certain key employees. The options can be exercised in the period from 1 January, 2001 to 31 December, 2002. The employee must retain 50 percent of the shares acquired under the plan for at least one year after the exercise date. The options expire if the employee voluntarily leaves the company before exercising the options and are generally non-transferable. All the shares authorized have been granted.

Options outstanding	Number of shares	Strike price (in NOK)	Fair value per share (in NOK)
1 January, 2000	165,000	367.50	42
Exercised	-	-	-
Cancelled	-	-	-
31 December, 2000	165,000	367.50	42
Options exercisable:			
31 December, 2000	-	-	-

Pro Forma Information (Unaudited)

Statement of Financial Accounting Standards (SFAS) No. 123 requires disclosure of certain pro forma information based on the estimated fair value of the options granted if the intrinsic value method is used to measure compensation expense. See Note 1. Under the fair value method defined by SFAS No. 123, compensation expense is measured by using estimated fair value of the options at the date of the grant. For the pro forma disclosure, the estimated fair value is amortized from the date of the grant until the options become exercisable. The following unaudited pro forma information is presented as if the fair value method of accounting for stock-based compensation had been used.

In NOK millions, except for earnings per share (unaudited)	2000	1999
Pro forma net income	13,974	3,416
Pro forma earnings per share	53.40	13.80

Hydro used a valuation model based on the Black-Scholes option-pricing model. The assumptions used in the model are: expected life of 2 years, expected volatility of 31 percent, and a risk-free interest of 5.9 pecent and a dividend yield of about 2.5 percent.

In March 2001, the Board approved a new stock option plan for corporate officers and certain key employees, in addition to expanding the existing subsidized share-purchase plan for employees.

The stock option plan will cover around 30 persons in Hydro's top management and will be linked to shareholder returns over a three-year period. This year's distribution will consist of options for up to 10,000 shares for the president and CEO, 7,000 for others in corporate management board, and 2,000 - 3,500 for other participants. The options give the right to purchase the shares within a two-year period following the three-year performance period. The options vest in full only if shareholder return in the performance period has been 20 percent annually.

For Hydro's other employees in Norway, the board has decided that the current share-purchase rebate will be increased to NOK 6,000 from NOK 1,500 in the years that shareholder return in the previous year reached a minimum of 12 percent. The plan will be implemented this year if the company's share price from May 2000 to May 2001 increases by 12 percent. The intention is that similar plans will be proposed for employees outside of Norway.

**ERATING AND GEOGRAPHIC
GMENT INFORMATION**

ing segments are components of a business that are ted regularly by dedicated senior management utilizing al and operational information prepared specifically for gment for the purpose of assessing performance and ing resources. Generally, financial information is required disclosed on the same basis that is used internally ng investors to see the company through the eyes of gement.

ydro's operating segments are managed separately se each operating segment represents a strategic busi- nit that offers different products and serves different mar- ydro has nine reportable operating segments (see Finan- eview section on pages 44-67). The reportable segments, e exception of Petrochemicals, are included in one of core areas: Hydro Oil and Energy, Hydro Light Metals and Agri.

ydro Oil and Energy consists of Exploration and Produc- nergy and Oil Marketing. Exploration and Production is sible for Hydro's oil and gas exploration, field develop- and operation of production and transportation facilities. produces and sells electricity generated at hydro-elec- wer stations in Norway, primarily for use in Hydro's own ction facilities. Energy also handles trading of crude oil, gas liquids (NGL) and refined oil products as well as activities in the Norwegian, Swedish and UK markets. rketing markets and distributes gasoline and other oil ts. Some activities have been transferred from Oil Mar- formerly Refining and Marketing, to Energy. Prior year ts have been restated to reflect this change.

dro Light Metals consists of Aluminium Metal Products, ium Extrusion and Other Light Metals. Aluminium Metal ts' activities include the production of primary aluminium, ng of metal, and the international trading of alumina, alu- and aluminium products. Aluminium Extrusion is d in the manufacture and sale of extruded aluminium ts. Other Light Metals consist of Aluminium Rolled Prod- utomotive Structures and Magnesium.

dro Agri consists of Plant Nutrition, Gas and Chemicals S Korn og Foderstof Kompagniet. Plant Nutrition's main s are the production and sale of ammonia and fertilizer ts, including nitrate fertilizer, complex fertilizer and urea. the production takes place in Europe while trading is orldwide. Gas and Chemicals markets numerous prod- ich mainly have their origin in Hydro's ammonia and fer- roduction. A/S Korn og Foderstof Kompagniet is primari- ged in the production and sale of animal and fish feed, as well as the trading of grain, feedstuffs, fertilizers and other agricultural related products. Petrochemicals is a producer of the plastic raw material polyvinyl chloride (PVC) in Scandinavia and in the UK.

Operating Segment Information

The transition to a new steering model referred to as value-based management, reflects management's focus on cash flow-based performance indicators, before and after taxes. EBITDA[1] (defined as income/loss before tax, interest expense, depreciation, amortization, write-downs and certain other financial items) is an approximation of cash flow before taxes. EBITDA is considered an important measure of performance for the company's operational areas and operating segments. EBITDA includes results from non-consolidated investee companies as well as gains and losses on sales of activities classified as "Other Income (Loss)" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of goodwill in non-consolidated investee companies.

Hydro has also introduced cash return on gross investment (CROGI) as a measure of annual rate of return on assets employed. CROGI is defined as gross cash flow after taxes, divided by average gross investment [2], while gross cash flow is defined as EBITDA minus estimated taxes, gross investment is defined as total assets plus accumulated depreciation, amortization and write-downs, minus short-term interest-free debt [3]. Hydro manages long-term funding and taxes on a group basis. Therefore, segment debt is defined as short-term interest free liabilities excluding corporate income taxes payable and short-term deferred tax liabilities.

Certain segment information such as EBITDA and Gross Investment are non-gaap measures. Therefore there is no directly corresponding figure in the financial statements.

Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Results of activities considered incidental to Hydro's main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption "Corporate". These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. The accounting policies of the operating segments reflect those described in the summary of significant accounting policies. See Note 1.

1) EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.
2) Deferred tax assets are not included in gross investment.
3) Deferred taxes and taxes payable are not deducted from gross investment.

Amounts in NOK million	External revenues 2000	1999	1998	Internal revenues 2000	1999	1998	Total operating revenues [1] 2000	1999	1998
Exploration and Production	9,436	6,996	3,612	26,058	10,410	7,025	35,494	17,406	10,637
Energy [1]	36,749	16,128	11,179	7,842	4,237	3,823	44,591	20,365	15,002
Oil Marketing	4,088	2,648	2,247	6	4	2	4,094	2,652	2,249
Eliminations	-	-	-	(29,056)	(12,068)	(8,577)	(29,056)	(12,068)	(8,577)
Hydro Oil and Energy	50,273	25,772	17,038	4,850	2,583	2,273	55,123	28,355	19,311
Aluminium Metal Products [1]	27,157	19,331	19,246	6,377	5,209	5,860	33,534	24,540	25,106
Aluminium Extrusion	15,763	11,974	11,944	118	107	144	15,881	12,081	12,088
Other Light Metals	7,887	7,442	7,629	339	274	240	8,226	7,716	7,869
Eliminations	-	-	-	(6,511)	(4,857)	(5,865)	(6,511)	(4,857)	(5,865)
Hydro Light Metals	50,807	38,747	38,819	323	733	379	51,130	39,480	39,198
Plant Nutrition	31,187	24,776	26,493	2,557	2,023	1,504	33,744	26,799	27,997
Gas and Chemicals	4,569	4,521	4,457	207	197	259	4,776	4,718	4,716
A/S Korn- og Foderstof Kompagniet	10,412	9,558	9,877	226	198	266	10,638	9,756	10,143
Eliminations	-	-	-	(2,192)	(1,615)	(1,540)	(2,192)	(1,615)	(1,540)
Hydro Agri	46,168	38,855	40,827	798	803	489	46,966	39,658	41,316
Petrochemicals	6,211	5,221	5,851	59	125	177	6,270	5,346	6,028
Other Activities [2]	2,972	2,793	2,609	914	1,054	1,150	3,886	3,847	3,759
Segments	156,431	111,388	105,144	6,944	5,298	4,468	163,375	116,686	109,612
Corporate	430	567	640	4,728	3,392	3,706	5,158	3,959	4,346
Eliminations	-	-	-	(11,672)	(8,690)	(8,174)	(11,672)	(8,690)	(8,174)
Total	156,861	111,955	105,784	-	-	-	156,861	111,955	105,784

Amounts in NOK million	Depreciation, depletion and amortization 2000	1999	1998	Other operating expenses 2000	1999	1998	Operating income (loss) before fin. and other income 2000	1999	1998
Exploration and Production	8,046	6,072	3,505	7,340	5,494	4,567	20,108	5,840	2,565
Energy [1]	127	214	137	42,850	19,207	14,152	1,614	944	713
Oil Marketing	113	140	125	3,926	2,343	2,152	55	169	(28)
Eliminations	2	-	-	(29,085)	(12,077)	(8,587)	27	9	10
Hydro Oil and Energy	8,288	6,426	3,767	25,031	14,967	12,284	21,804	6,962	3,260
Aluminium Metal Products [1]	622	537	479	30,091	22,646	22,773	2,821	1,357	1,854
Aluminium Extrusion	537	391	368	14,653	11,041	11,184	691	649	536
Other Light Metals	486	576	480	7,883	6,924	7,227	(143)	216	162
Eliminations	-	-	-	(6,478)	(4,814)	(5,890)	(33)	(43)	25
Hydro Light Metals	1,645	1,504	1,327	46,149	35,797	35,294	3,336	2,179	2,577
Plant Nutrition	1,286	1,246	1,309	31,468	27,792	27,270	990	(2,239)	(582)
Gas and Chemicals	354	396	340	4,109	3,973	4,115	313	349	261
A/S Korn og Foderstof Kompagniet [3]	257	211	(1)	10,425	9,312	9,769	(44)	233	375
Eliminations	-	-	-	(2,236)	(1,601)	(1,544)	44	(14)	4
Hydro Agri	1,897	1,853	1,648	43,766	39,476	39,610	1,303	(1,671)	58
Petrochemicals	395	383	434	5,610	4,850	5,365	265	113	229
Other Activities [2]	172	204	214	3,424	3,397	3,597	290	246	(52)
Segments	12,397	10,370	7,390	123,980	98,487	96,150	26,998	7,829	6,072
Corporate [4]	147	129	124	3,533	3,931	4,458	1,478	(101)	(236)
Eliminations	(6)	(5)	(6)	(11,656)	(8,692)	(8,162)	(10)	7	(6)
Total	12,538	10,494	7,508	115,857	93,726	92,446	28,466	7,735	5,830

1) Presentation of income from parts of the trading activities is changed from net presentation of margin to gross presentation as operating revenues and raw materials. This includes metal trade within Aluminium Metal Products and trade in petroleum products within Energy. Prior periods are reclassified to conform.
2) Other Activities consists of the following: Seafood, Pronova, Industrial Insurance and Technology and Projects.
3) Depreciation expense for 1998 includes a favorable one-time effect of a change in KFK's method of depreciation. The effect did not have a material impact on Hydro's results of operations.
4) In Corporate, operating income (loss) includes the net effect of the overfunding of certain pension schemes by NOK 315 million, NOK 393 million and NOK 524 million in 2000, 1999 and 1998, respectively. In 2000, Hydro changed the way it allocates pension costs to its Norwegian operations. Previously costs were determined based on the number of years of service resulting in a concentration of the total costs towards the end of the service period. The change resulted in non-recurring charges to the segments with a corresponding credit of NOK 1,824 million reflected in Corporate. Part of these costs have been charged to external parties resulting in a positive effect to the Company of NOK 470 million. In 1999, Hydro began allocating a larger portion of corporate costs to the operating segments. In 1999, such amount was NOK 396 million.

	Equity in net income non-consolidated investees			Other income, net			EBITDA		
unts in NOK million	2000	1999	1998	2000	1999	1998	2000	1999	1998
oration and Production	21	(13)	7	387	-	-	28,656	11,971	6,094
gy	(6)	(9)	(75)	-	-	-	1,745	1,148	777
larketing	21	117	36	-	-	-	211	451	156
nations	-	-	-	-	-	-	29	9	9
o Oil and Energy	36	95	(32)	387	-	-	30,641	13,579	7,036
inium Metal Products	237	62	108	-	-	-	3,744	2,016	2,465
inium Extrusion	10	12	4	50	-	-	1,307	1,071	934
r Light Metals	16	(89)	(39)	72	(58)	-	483	717	636
nations	-	-	-	-	-	-	(33)	(44)	25
o Light Metals	263	(15)	73	122	(58)	-	5,501	3,760	4,060
t Nutrition	316	210	379	-	-	-	2,841	(119)	1,258
and Chemicals	33	5	16	-	-	-	712	760	622
Korn og Foderstof Kompagniet	-	-	-	89	-	-	386	515	486
inations	-	-	-	-	-	-	43	(15)	4
ro Agri	349	215	395	89	-	-	3,982	1,141	2,370
ochemicals	1	(26)	9	-	383	-	662	855	681
r Activities 1)	19	16	22	1,609	1,025	-	2,082	2,029	195
ments	668	285	467	2,207	1,350	-	42,868	21,364	14,342
orate 2)	4	54	(57)	954	-	-	3,733	566	1,278
inations	-	-	-	-	-	-	8	14	(3)
l	672	339	410	3,161	1,350	-	46,609	21,944	15,617

	Gross Cash Flow after Tax			Gross Investment			CROGI		
ounts in NOK million	2000	1999	1998	2000	1999	1998	2000	1999	1998
loration and Production	16,309	8,428	4,549	111,038	113,811	65,000	14.5%	9.4%	7.3%
rgy	1,096	770	491	6,004	6,508	6,221	17.5%	12.1%	8.0%
Marketing	188	394	156	3,682	3,152	2,905	5.5%	13.0%	5.8%
iinations	20	7	6	(56)	-	(10)	-	-	-
ro Oil and Energy	17,613	9,599	5,202	120,668	123,471	74,116	14.4%	9.7%	7.3%
minium Metal Products	2,895	1,603	1,902	21,977	18,071	16,701	14.5%	9.2%	11.8%
minium Extrusion	1,079	871	767	9,475	7,099	7,526	13.0%	11.9%	10.7%
er Light Metals	483	662	541	13,831	13,159	12,661	3.6%	5.1%	4.8%
iinations	(32)	(31)	18	(114)	(83)	(37)	-	-	-
ro Light Metals	4,425	3,105	3,228	45,169	38,246	36,851	10.6%	8.3%	9.2%
nt Nutrition	2,456	(119)	1,258	35,161	34,738	36,118	7.0%	(0.3%)	3.7%
and Chemicals	615	653	543	5,147	4,591	4,509	12.6%	14.3%	13.8%
Korn og Foderstof Kompagniet	347	424	340	7,499	6,331	6,218	5.0%	6.8%	5.7%
iinations	31	(16)	3	(19)	(55)	(41)	-	-	-
ro Agri	3,449	942	2,144	47,788	45,605	46,804	7.4%	2.0%	4.9%
ochemicals	582	706	609	10,197	9,460	9,774	5.9%	7.3%	6.4%
er Activities 1)	1,525	1,499	140	4,282	6,442	6,252	28.4%	23.6%	2.1%
ments	27,594	15,851	11,323	228,104	223,224	173,797	12.2%	8.0%	6.8%
porate 2)	2,666	460	938	94,947	61,201	36,872	3.4%	0.9%	2.7%
iinations	171	1,296	1,377	(62,844)	(49,156)	(27,470)	-	-	-
l	30,431	17,607	13,638	260,207	235,269	183,199	12.3%	8.4%	7.7%

Other Activities consists of the following: Seafood, Pronova, Industrial Insurance and Technology and Projects.
n Corporate, EBITDA includes the net effect of the overfunding of certain pension schemes by NOK 315 million, NOK 393 million and NOK 524 million
2000, 1999 and 1998, respectively. In 2000, Hydro changed the way it allocates pension costs to its Norwegian operations. Previously costs were determi-
ed based on the number of years of service resulting in a concentration of the total costs towards the end of the service period. The change resulted in non-
ecurring charges to the segments with a corresponding credit of NOK 1,824 million reflected in Corporate. Part of these costs have been charged to external
arties resulting in a positive effect to the Company of NOK 470 million. In 1999, Hydro began allocating a larger portion of corporate costs to the operating
egments. In 1999, such amount was NOK 396 million.

	Current assets 3)		Non-current assets		Assets 3)	
Amounts in NOK million	2000	1999	2000	1999	2000	1999
Exploration and Production	9,888	11,282	68,861	75,500	78,749	86,782
Energy	5,061	4,628	3,606	3,798	8,667	8,426
Oil Marketing	1,913	1,606	1,582	1,387	3,495	2,993
Eliminations	(2,586)	(2,324)	(58)	-	(2,644)	(2,324)
Hydro Oil and Energy	14,276	15,192	73,991	80,685	88,267	95,877
Aluminium Metal Products	10,542	8,077	7,423	5,143	17,965	13,220
Aluminium Extrusion	5,340	4,395	4,682	3,295	10,022	7,690
Other Light Metals	3,516	3,205	5,117	5,247	8,633	8,452
Eliminations	(1,315)	(1,190)	-	(1)	(1,315)	(1,191)
Hydro Light Metals	18,083	14,487	17,222	13,684	35,305	28,171
Plant Nutrition	14,917	13,561	11,525	11,939	26,442	25,500
Gas and Chemicals	2,128	1,417	2,033	2,173	4,161	3,590
A/S Korn og Foderstof Kompagniet	4,501	3,787	1,951	1,654	6,452	5,441
Eliminations	(1,011)	(423)	(2)	(1)	(1,013)	(424)
Hydro Agri	20,535	18,342	15,507	15,765	36,042	34,107
Petrochemicals	2,318	2,155	3,424	3,240	5,742	5,395
Other Activities 1)	3,858	5,074	460	147	4,318	5,221
Segments	59,070	55,250	110,604	113,521	169,674	168,771
Corporate	60,103	25,717	36,991	37,993	97,094	63,710
Eliminations	(37,378)	(22,272)	(33,036)	(32,790)	(70,414)	(55,062)
Total	81,795	58,695	114,559	118,724	196,354	177,419

	Non-consolidated investees, investments and advances		Segment debt 4)		Investments 5)	
Amounts in NOK million	2000	1999	2000	1999	2000	1999
Exploration and Production	91	94	5,779	8,159	8,322	47,751
Energy	429	606	4,549	3,659	123	93
Oil Marketing	882	714	1,061	1,007	63	88
Eliminations	-	-	(2,585)	(2,323)	29	-
Hydro Oil and Energy	1,402	1,414	8,804	10,502	8,537	47,932
Aluminium Metal Products	1,702	606	4,311	2,969	2,561	983
Aluminium Extrusion	99	93	3,138	2,776	1,962	558
Other Light Metals	697	1,021	1,465	1,326	552	590
Eliminations	-	-	(1,234)	(1,132)	-	-
Hydro Light Metals	2,498	1,720	7,680	5,939	5,075	2,131
Plant Nutrition	2,241	1,876	6,309	4,980	1,093	1,267
Gas and Chemicals	153	122	910	930	240	259
A/S Korn og Foderstof Kompagniet	2	2	1,199	1,169	548	476
Eliminations	(2)	(2)	(999)	(383)	-	-
Hydro Agri	2,394	1,998	7,419	6,696	1,881	2,002
Petrochemicals	576	348	1,123	1,125	540	555
Other Activities 1)	3	74	575	721	317	288
Segments	6,873	5,554	25,601	24,983	16,350	52,908
Corporate	338	1,412	3,446	2,976	240	117
Eliminations	-	-	(3,537)	(1,716)	(25)	-
Total	7,211	6,966	25,510	26,243	16,565	53,025

3) Current assets and assets do not include internal cash accounts and accounts receivable related to group relief.
4) Segment debt is defined as short-term interest free liabilities excluding corporate income taxes payable and short-term deferred tax liabilities.
5) Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.

unts in NOK million	Assets 2000	Assets 1999	Long-lived assets 2000	Long-lived assets 1999	Investments 2000	Investments 1999
pe:						
way	113,375	101,406	79,931	85,307	8,080	42,180
at Britain	6,754	12,308	2,114	7,132	464	5,697
many	3,121	3,022	1,258	1,321	63	237
ce	9,260	9,277	1,595	1,764	122	402
den	7,364	8,434	1,985	1,981	256	223
mark	8,391	7,427	3,054	2,883	651	568
	3,125	2,715	790	583	120	151
in	732	390	160	76	89	12
Netherlands	6,612	4,134	2,093	1,307	1,113	108
er	4,671	4,417	588	1,022	111	268
l EU	50,030	52,124	13,637	18,069	2,989	7,666
er Europe	885	1,184	258	305	37	93
l Europe	164,290	154,714	93,826	103,681	11,106	49,939
side Europe:						
A	8,137	4,042	2,179	1,536	1,678	175
a	4,386	3,035	2,266	1,734	456	427
er Americas	5,785	3,346	2,742	1,280	1,334	104
ca	4,164	3,775	2,484	1,752	881	1,218
ada	9,454	8,387	7,446	6,220	1,078	1,085
tralia and New Zealand	138	120	105	83	32	77
l outside Europe	32,064	22,705	17,222	12,605	5,459	3,086
l	196,354	177,419	111,048	116,286	16,565	53,025

unts in NOK million	Operating revenues 2000	Operating revenues 1999	Operating revenues 1998
pe:			
way	14,238	10,745	9,058
at Britain	19,311	12,063	10,658
many	18,503	11,572	11,900
ce	16,538	11,104	9,809
den	13,494	10,024	9,558
mark	7,256	6,729	6,614
	6,562	5,624	6,071
n	3,751	2,693	2,408
Netherlands	3,163	2,533	2,894
r	8,139	6,015	6,377
EU	96,717	68,357	66,289
zerland	5,550	3,792	2,887
r Europe	5,434	4,056	4,524
Europe	121,939	86,950	82,758
ide Europe:			
	16,849	11,721	9,990
	7,377	5,854	5,723
r Americas	5,099	3,330	3,210
a	3,811	2,204	2,418
ida	1,231	1,520	1,295
alia and New Zealand	555	376	390
outside Europe	34,922	25,005	23,026
	156,861	111,955	105,784

The specification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets.

Operating revenues are specified by customer location. Presentation of income from parts of the trading activities in 2000 changed from net presentation of margin to gross presentation as operating revenues and raw materials. This includes metal trade within Aluminium Metal Products and trade in petroleum products within Energy. Prior periods are reclassified to conform.

6. RESTRUCTURING COSTS

On 17 December, 1999, Hydro announced a restructuring program in the Plant Nutrition segment. The program involved reductions in Hydro's fertilizer activities in Europe by eliminating one million tonnes of nitrate fertilizer capacity. The reduction of production capacity was to be accomplished by the closure of three and dismantlement of two plant facilities in Europe. The plant facilities were shut down in the second half of year 2000. As part of the closure of the plant facilities, restructuring costs of NOK 632 million were recorded in the fourth quarter of 1999. The restructuring costs of NOK 632 million included an impairment loss on the plant facilities of NOK 444 million, whose fair value was estimated by discounting the expected future cash flows from the individual plant facilities. The restructuring costs also included an accrual of NOK 188 million for costs to discontinue the activities described above. The expected date of completion of the plan to discontinue the above described activities is by the end of 2001. The costs to discontinue the activities described above include costs to dismantle the plant facilities and to terminate agreements with customers and suppliers.

In 2000, Hydro charged NOK 135 million in restructuring costs related to workforce reductions in the closed down facilities. The remaining accrual for costs to discontinue activities as of 31 December, 2000 amounted to NOK 117 million and is included in other short-term debt. Cash outlay in 2000 was NOK 213 million.

7. OPERATING COSTS AND EXPENSES

Operating costs include research and development, operating lease expense and payroll and related costs as follows:

Amounts in NOK million	2000	1999	1998
Research and development expense	898	1,043	1,044
Operating lease expense: 1)			
Drilling rigs, ships, office space	1,636	1,133	1,345
Office space leased from Hydro's independent pension trust	200	156	153
Total	1,836	1,289	1,498
Payroll and related costs:			
Salaries	12,023	11,314	10,931
Social security costs	1,609	1,600	1,472
Social benefits	486	517	459
Net periodic pension cost (Note 20)	734	620	219
Total	14,852	14,051	13,081

To estimate earnings in relation to research and development costs incurred is impracticable for the years ended 31 December, 2000, 1999 and 1998. See also financial review page 63-64.

1) Minimum future rentals are in total NOK 8,772 million which are due under non-cancelable operating leases as follows (in NOK million): 2001 – 2,206; 2002 – 1,553; 2003 – 1,105; 2004 – 1,072; 2005 – 1,087 and thereafter – 1,749.

8. FINANCIAL INCOME AND EXPENSE

Amounts in NOK million	2000	1999	1998
Interest income	1,803	1,022	673
Net gain (loss) on securities	(168)	379	1,015
Dividends received	112	103	132
Interest income and other financial income	1,747	1,504	1,820
Interest expense	(3,016)	(2,566)	(1,738)
Net foreign exchange loss	(655)	(304)	(361)
Other, net	(234)	(185)	(130)
Interest expense and foreign exchange gain (loss)	(3,905)	(3,055)	(2,229)
Net financial expense	(2,158)	(1,551)	(409)

Interest capitalized in 2000, 1999 and 1998 was NOK 1,029 million and NOK 839 million, NOK 614 million, respectively.

9. OTHER INCOME AND EXPENSE

In 2000 other income totaled NOK 3,161 million. Other income in 2000 consists of: Gain on sale of Hydro Seafood of NOK 1,609 million, gain on sale of shares in Dyno of NOK 954 million, gain on sale of Saga Petroleum UK of NOK 387 million, gain on sale of KFK's petfood business, BS Pet Products AS, of NOK 89 million, gain on sale of shares in Sapa Autoplastics AB of NOK 72 million, gain on sale of Fundo a.s. of NOK 50 million.

Other income totaled NOK 1,350 million in 1999 and comprised of a gain of NOK 1,025 million on the sale of Pronova Biopolymer, a gain of NOK 234 million on the sale of Hydro Coatings, a gain of NOK 149 million on the sale of the plastic pipe systems activities of Mabo, and a loss of NOK 58 million related to the transfer of Hydro's plastic bumper system activities to Sapa Autoplastics AB.

:OME TAXES

ts in NOK million	2000	1999	1998
; before taxes and			
ity interest:			
/	26,341	8,276	5,337
:ountries	3,800	(403)	494
	30,141	7,873	5,831
t taxes:			
y	12,892	2,909	1,319
:ountries	819	644	60
t income tax expense	13,711	3,553	1,379
ed taxes:			
y	2,131	1,458	955
:ountries	336	(674)	(355)
ed tax expense	2,467	784	600
icome tax expense	16,178	4,337	1,979

onents of deferred income tax expense

its in NOK million	2000	1999	1998
ed tax expense,			
ding items below	2,567	671	576
ts of tax loss			
forwards	(58)	142	(176)
pense (benefit)			
ated to other			
orehensive income	199	(11)	144
of tax law changes	38	43	(11)
ange in valuation			
ance	(279)	(61)	67
ed tax expense - US GAAP	2,467	784	600
ments to N GAAP:			
ects of differences			
een US GAAP and			
AP (Note 27)	*10*	*6*	*(1)*
ed tax expense – N GAAP	*2,477*	*790*	*599*

Reconciliation of Norwegian nominal statutory tax rate to effective tax rate

Amounts in NOK million	2000	1999	1998
Expected income taxes at			
statutory tax rate [1]	8,439	2,205	1,633
Petroleum surtax [2]	8,665	2,904	1,361
Uplift benefit [2]	(720)	(829)	(628)
Hydro-electric power surtax [3]	155	171	86
Tax law changes	38	43	(11)
Losses and other deductions			
with no tax benefit	417	776	446
Non-deductible expenses			
and amortization of goodwill	178	186	184
Foreign tax rate differences	117	(41)	34
Tax free income	(481)	(384)	(144)
Dividend exclusion	(22)	(10)	(46)
Losses and other benefits not			
previously recognized	(962)	(853)	(844)
Other, net	354	169	(92)
Income tax expense – US GAAP	16,178	4,337	1,979
Effective tax rate – US GAAP	53.7%	55.1%	33.9 %
Tax effect of differences			
between US GAAP and			
N GAAP (Note 27)	*10*	*6*	*(1)*
Income tax expense – N GAAP	*16,188*	*4,343*	*1,978*
Income before taxes – N GAAP	*30,156*	*7,892*	*5,829*
Effective tax rate – N GAAP	*53.7%*	*55.0 %*	*33.9 %*

At the end of 2000, Hydro had tax loss carryforwards of NOK 7,253 million, primarily in Germany, France, Canada, Italy, Jamaica, Brazil and Trinidad. Carry forward amounts expire as follows:

Amounts in NOK million	
2001	41
2002	226
2003	159
2004	509
2005	414
After 2005	919
Without expiration	4,985
Total tax loss carryforwards	7,253

wegian nominal statutory tax rate is 28 percent.
ome from oil and gas activities on the Norwegian Continental Shelf is taxed according to the Petroleum Tax Law. This stipulates a surtax of 50 percent
r deducting uplift, a special deduction for surtax, in addition to normal corporate taxation of 28 percent.
urtax of 27 percent is applied to taxable income, with certain adjustments, for Norwegian hydro-electric power plants. The surtax comes in addition to
normal corporate taxation. Tax depreciation, including that from the upward revision of basis under the new law, is deductible for both corporate tax and
ax purposes.

The tax effects of temporary differences and tax loss carryforwards giving rise to deferred tax assets and liabilities were as follows as of 31 December, 2000 and 1999:

	US GAAP Deferred Tax			
	Assets	Liabilities	Assets	Liabilities
Amounts in NOK million	2000	2000	1999	1999
Short-term:				
Marketable securities	11	-	1	(89)
Inventory valuation	115	(768)	151	(332)
Accrued expenses	1,289	(223)	1,014	(129)
Unrealized exchange				
(gains) losses	54	(35)	-	(49)
Uplift benefit	823	-	504	-
Other	-	(21)	-	(15)
Long-term:				
Marketable securities	-	-	-	(1)
Unrealized exchange				
(gains) losses	119	(4)	77	(9)
Depreciation	2,007	(24,852)	2,138	(25,177)
Capitalized interest	-	(4,003)	-	(4,015)
Exploration drilling costs	-	(2,816)	-	(2,892)
Other non-current assets	1,046	(547)	1,275	(1,184)
Accrued expenses	1,160	(574)	1,054	(567)
Pensions	550	(1,293)	631	(1,459)
Deferred (gains)				
losses on sales	321	(1,368)	247	(994)
Uplift benefit	1,679	-	2,985	-
Other	378	(1,441)	240	(1,252)
Total tax loss				
carryforwards	2,494	-	2,604	-
Subtotal	12,046	(37,945)	12,921	(38,164)
Total valuation				
allowance	(2,724)	-	(3,114)	-
Gross deferred tax				
assets and liabilities	9,322	(37,945)	9,807	(38,164)
Adjustments for N GAAP:				
(Note 27)				
Short and long-term:				
Marketable securities	-	-	-	*1*
Unrealized gains	-	*10*	-	*23*
Gross deferred tax assets				
and liabilities, N GAAP	*9,322*	*(37,935)*	*9,807*	*(38,140)*
Net - N GAAP	*1,562*	*(30,175)*	*1,687*	*(30,020)*

Deferred income taxes have not been provided for on undistributed earnings of foreign subsidiaries, amounting to NOK 8,260 million, since those earnings are indefinitely invested. No deferred income taxes have been recognized on undistributed Norwegian subsidiary earnings which can be remitted tax-free as dividends.

11. OTHER LIQUID ASSETS

Amounts in NOK million	2000	1999
Bank time deposits	33	16
Marketable equity securities	907	1,095
Debt securities and other	1,551	1,424
Total other liquid assets	2,491	2,535

The net change in *unrealized gains on securities for the years* ended 31 December 2000, 1999 and 1998 was a net loss of NOK 358 million, a net gain of NOK 36 million and a net loss of NOK 236 million, respectively. Total cost of marketable equity securities and debt securities and other was NOK 2,501 million and NOK 2,198 million as of 31 December, 2000 and 1999, respectively.

12. INVENTORIES

Amounts in NOK million	2000	1999
Finished goods	11,525	9,356
Work in progress	1,288	1,571
Raw materials	5,925	5,400
Total inventories	18,738	16,327

13. AVAILABLE-FOR-SALE SECURITIES

As of 31 December, 2000 and 1999, available-for-sale securities at cost amounted to NOK 0 and NOK 13 million, respectively. Unrealized holding gains as of 31 December, 1999 was NOK 4 million. Proceeds from the sale of available-for-sale securities in 1998 was NOK 1,788 million and gross realized gain from such sales was NOK 1,139 million. Amounts for the years ended 31 December, 2000 and 1999 were insignificant.

ON-CONSOLIDATED INVESTEES

nts in NOK million	Hydro Texaco	Scanraff	Alunorte	Søral	Meridian	Auto-plastics	Qafco	Farmland	Dyno	Other	Total Hydro
ce 01.01.1999	849	353		328	635	-	861	438	1,025	1,808	6,297
nents (sale), net										385	385
e in long-term advances, net		(11)				15				(10)	(6)
er (to) from other investments						394				8	402
s share of net income (loss)	119			84	(39)	(5)	34	114	46	65	418
zation and write-down	(6)				(39)	(6)				(28)	(79)
nds received by Hydro	(16)			(50)			(91)	(229)	(29)	(135)	(550)
n currency slation and other	(39)	2			72	(6)	37	22	9	2	99
ce 31.12.1999	907	344	-	362	629	392	841	345	1,051	2,095	6,966
es in 2000:											
nents (sale), net		(11)	709			(391)			(1,085)	470	(308)
e in long-term advances, net										(57)	(57)
er (to) from other investments										(4)	(4)
s share of net income	20		53	188	64	1	152	3	4	212	697
zation and write-down			(21)		(44)	(6)				46	(25)
nds received by Hydro	(71)			(47)			(51)			(229)	(398)
n currency ation and other	13	(1)	48		48	4	91	37	30	70	340
ce 31.12.2000	869	332	789	503	697	-	1,033	385	-	2,603	7,211

ication of Non-consolidated Investees

s in lion, wnership	Percentage owned by Hydro 2000	Investments in and advances to investees 2000	1999	Hydro's current receivable (payable), net with investees 2000	1999
Texaco	50.0%	869	907	(120)	55
ff	21.5%	332	344	(5)	6
e	26.7%	789	-	(65)	-
	49.9%	503	362	(132)	(133)
an	49.0%	697	629	10	15
astics	-	-	392	-	-
	25.0%	1,033	841	(55)	(35)
nd Hydro	50.0%	385	345	-	31
	-	-	1,051	-	-
1)	-	2,603	2,095	246	381
		7,211	6,966	(121)	320

des non-consolidated investees where total investments in and ad- es to each individual investee amounts to less than NOK 300 million.

cant investees' business, majority owners, nature of party transactions with Hydro and, when material to the amount of these transactions are as follow:

Hydro Texaco a.s operates 931 gasoline stations and 167 diesel stations in Norway, Denmark and the Baltics. Hydro and Texaco Inc. each own 50 percent in the joint venture. Hydro sells and purchases oil related products to and from the joint venture at market prices. Sales from Hydro Texaco to Hydro amounted to NOK 900 million, NOK 660 million and NOK 338 million in 2000, 1999 and 1998, respectively. Sales from Hydro to Hydro Texaco amounted to NOK 969 million, NOK 628 million and NOK 532 million in 2000, 1999 and 1998, respectively.

Skandinaviska Raffinaderiet AB (Scanraff) and Skandinaviska Kracker AB (Scancracker) operate the Scanraff refinery and adjacent cracking facilities. Hydro paid processing fees to Scanraff for refining of its oil of NOK 232 million, NOK 225 million and NOK 205 million in 2000, 1999 and 1998, respectively. The other partner is an unaffiliated company.

Alumina do Norte do Brasil S.A. (Alunorte) is an alumina refinery located in Brazil. Alunorte is majority owned by Brazilian companies, where Hydro owns 26.7 percent. Hydro purchased alumina from Alunorte amounting to NOK 703 million in 2000.

Sør-Norge Aluminium AS (Søral), a Norwegian primary aluminium manufacturer, sells 50 percent of its production to each major owner at current market prices. The other 50 percent owner of Søral is an unaffiliated company. Sale of aluminium from Søral to Hydro amounted to NOK 1,026 million, NOK 811 million and NOK 1,141 million in 2000, 1999 and 1998, respectively. Sales from Hydro to Søral amounted to NOK 405 million, NOK 266 million and NOK 330 million in 2000, 1999 and 1998, respectively.

Meridian Technologies Inc. (Meridian) is a Canadian company owned 51 percent by Teksid S.p.A. (a subsidary of the Fiat group) and 49 percent by Hydro. Meridian provides aluminium and magnesium die-casting products to the automobile industry. Meridian is a customer of alloyed magnesium. Operating revenues from sales to Meridian were not material to the Other Light Metals segment as a whole.

Hydro sold the shares in Sapa Autoplastics AB to Sapa AB in the third quarter 2000.

Qatar Fertiliser Company S.A.Q. (Qafco) owns a fertilizer complex for which Hydro provides marketing support and technical assistance. The remaining 75 percent of Qafco is owned by the State of Qatar. Hydro purchased urea from Qafco amounting to NOK 1,030 million, NOK 670 million and NOK 688 million in 2000, 1999 and 1998, respectively.

The ownership interest in Farmland Hydro LP entitles Hydro to act as the worldwide agent for sales of its phosphate fertilizers. The other partner is an unaffiliated company. Sales from Hydro to Farmland Hydro amounted to NOK 352 million, NOK 231 million and NOK 271 million in 2000, 1999 and 1998, respectively.

Hydro sold the shares in Dyno ASA to Industri Kapital, a Swedish investment company, in August 2000.

Non-consolidated investees – 100 percent basis

The following table sets forth summarized unaudited financial information of Hydro's non-consolidated investees on a 100 percent combined basis. Hydro's share of these investments, which is also specified below, is accounted for using the equity method.

Income Statement Data

Amounts in NOK million (unaudited)	2000	1999	1998
Operating revenues	41,080	35,729	35,209
Operating income	5,714	2,567	2,990
Income before taxes and minority interest	3,065	1,779	2,101
Net income	2,435	1,083	926
Hydro's share of net income	697	418	459

Balance Sheet Data

Amounts in NOK million (unaudited)	2000	1999	1998
Current assets	16,408	16,841	15,057
Non-current assets	30,610	29,275	25,992
Assets	47,018	46,116	41,049
Current liabilities	12,246	13,560	12,707
Non-current liabilities	14,150	12,740	10,335
Minority interest	30	422	300
Shareholders' equity	20,592	19,394	17,707
Liabilities and shareholders' equity	47,018	46,116	41,049
Hydro's investments and advances	7,211	6,966	6,297

15. PREPAID PENSION, INVESTMENTS AND NON-CURRENT ASSETS

Amounts in NOK million	2000	1999
Goodwill [1] for consolidated subsidiaries, less accumulated amortization	1,363	458
Intangible assets [2], less accumulated amortization	808	710
Total intangible assets	2,171	1,168
Prepaid pension (Note 20)	4,488	4,316
Available-for-sale securities at fair value	-	17
Other investments at cost	1,967	870
Non-current assets	2,357	1,618
Total prepaid pension, investments and non-current assets	8,812	6,821
Total - US GAAP	10,983	7,989
Total prepaid pension, investments and non-current assets	*8,812*	*6,821*
Adjustments (Note 27)	*-*	*(4)*
Total prepaid pension, investments and non-current assets - N GAAP	*8,812*	*6,817*

1) Historic cost for 2000 was NOK 2,274 million and for 1999 NOK 1,350 million
2) Historic cost for 2000 was NOK 2,167 million and for 1999 NOK 2,051 million

5. PROPERTY, PLANT AND EQUIPMENT

	Land-based Activities						
mounts in NOK million	Land	Machinery and Equipment	Buildings	Plant under construction	Other	E&P [1]	Total
ost:							
ost 31.12.1999	1,019	54,969	15,994	1,684	779	111,620	186,065
dditions at cost	63	2,489	691	1,392	8	7,071 [2]	11,714
etirements	(21)	(2,643)	(373)	(12)	(15)	(12,135)	(15,199)
ansfers	-	1,152	270	(1,422)	-	-	-
oreign currency translation	30	981	166	26	-	913	2,116
alance 31.12.2000	1,091	56,948	16,748	1,668	772	107,469	184,696
epreciation:							
alance 31.12.1999	-	(36,788)	(8,348)	-	(185)	(38,246)	(83,567)
epreciation, depletion and amortization [3]	-	(3,494)	(624)	-	(42)	(7,596)	(11,756)
etirements	-	1,911	12	-	5	4,585 [2]	6,513
oreign currency translation and transfers	-	(584)	(106)	-	-	(171)	(861)
alance 31.12.2000	-	(38,955)	(9,066)	-	(222)	(41,428)	(89,671)
et Book Value:							
alance 31.12.1999	1,019	18,181	7,646	1,684	594	73,374	102,498
alance 31.12.2000	1,091	17,993	7,682	1,668	550	66,041	95,025 [4]

Includes land-based activities for Exploration and Production (E&P)
Includes adjustment to the allocation of purchase price for Saga Petroleum of NOK (1,275) million.
Impairment losses for 2000, 1999 and 1998 were NOK 141 million, NOK 295 million and NOK 248 million, respectively. In 1999 additional impairment losses of NOK 444 million was recorded as restructuring costs. The fair value of the impaired assets was generally estimated by discounting the expected future cash flows of the individual assets. During the three years ended 31 December, 2000, impairment was generally indicated as the result of current period cash flow losses, combined with a history of losses, or a significant change in the manner in which the asset is to be used.
Includes NOK 287 million and NOK 680 million related to capital leases for 2000 and 1999, respectively.

7. BANK LOANS AND OTHER INTEREST BEARING SHORT-TERM DEBT

	Weighted Average Interest Rates for the year			
mounts in NOK million	2000	1999	2000	1999
ank loans and overdraft facilities	7.4%	6.0%	4,550	4,834
ommercial paper	5.3%	3.1%	-	1
ther	6.1%	4.8%	4,538	2,526
otal bank loans and other interestbearing short-term debt			9,088	7,361

s of 31 December, 2000, Norsk Hydro ASA had committed and unused short-term credit facilities with various banks totaling pproximately NOK 3,550 million. Interest rates range from 3.5 to 8.3 percent depending on the currency of the facilities. No com-ensating balance is required.

18. OTHER CURRENT LIABILITIES

Amounts in NOK million	2000	1999
Accounts payable	13,019	12,393
Income taxes payable	7,661	2,266
Payroll and value added taxes	3,004	2,444
Accrued liabilities	8,088	10,360
Other liabilities	1,399	1,046
Other current liabilities	33,171	28,509

19. LONG-TERM DEBT

Substantially all unsecured debenture bonds and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders. Certain of the debenture bond agreements contain provisions allowing Hydro to call the debt prior to its final redemption date at par or at certain specified premiums.

Long-term debt payable in various currencies

Amounts in NOK million	Weighted Average Interest Rates	Denominated Amount 2000	Balance in NOK 2000	Balance in NOK 1999
Unsecured debenture bonds:				
USD	7.5%	3,144	27,894	25,213
NOK	8.4%	4,646	4,646	5,494
GBP	7.5%	325	4,289	4,209
EURO	6.3%	400	3,299	2,415
Total			40,128	37,331
Unsecured bank loans:				
USD	5.8%	36	322	3,607
SEK	5.5%	1,021	955	961
Other			241	150
Total			1,518	4,718
Capital lease obligations			203	568
Mortgage loans			107	230
Other long-term debt			427	288
Outstanding debt			42,383	43,135
Less: Current portion			(2,209)	(907)
Total long-term debt			40,174	42,228

Foreign currency swaps are not reflected in the table above. (See Note 24).

Payments on long-term debt fall due as follows

Amounts in NOK million	Debentures	Bank-loans	Capital lease and other	Total
2001	1,831	205	173	2,209
2002	1,946	191	115	2,252
2003	1,920	101	114	2,135
2004	1,480	33	108	1,621
2005	500	500	67	1,067
Thereafter	32,451	488	160	33,099
Total	40,128 [1]	1,518 [2]	737	42,383

[1] Of which Norsk Hydro ASA is responsible for NOK 39,772 million.
[2] Of which Norsk Hydro ASA is responsible for NOK 1,272 million.

Hydro had no unsecured variable rate bank loans as of 31 December, 2000. As of 31 December, 1999, the amount was NOK 3,223 million, based on interbank interest rates.

Hydro has entered into agreements with several international banks for long-term, stand-by credit for a total amount of USD 2,000 million. There are no borrowings under these facilities as of 31 December, 2000. Commitment fees range from 0.075 percent to 0.15 percent.

. EMPLOYEE RETIREMENT PLANS

nsion Benefits

rsk Hydro ASA and many of its subsidiaries have defined nefit retirement plans which cover substantially all of their nployees. Plan benefits are generally based on years of rvice and final salary levels. Some subsidiaries have defined ntribution or multiemployer plans.

t periodic pension cost (credit)

nounts in NOK million	2000	1999	1998
efined benefit plans:			
Benefits earned during the year, net of participants' contributions	528	434	345
nterest cost on prior period benefit obligation	1,004	765	683
Expected return on plan assets	(1,412)	(1,132)	(1,121)
Recognized net gain	(69)	(11)	(63)
Amortization of prior service cost	258	141	111
Amortization of net transition asset	(57)	(56)	(55)
Curtailment loss	19	13	-
Settlement gain	(48)	(2)	-
Net periodic pension cost (credit)	223	152	(100)
Defined contribution plans	51	52	53
Multiemployer plans	14	31	36
Termination benefits and other	446	385	230
otal net periodic pension cost	734	620	219
nange in the additional minimum pension liability included within other comprehensive income	132	11	11

nange in projected benefit obligation (PBO)

nounts in NOK million	2000	1999
ojected benefit obligation at beginning of year	(12,528)	(11,778)
enefits earned during the year	(543)	(448)
erest cost on prior period benefit obligation	(1,004)	(765)
tuarial gain (loss)	(330)	551
an amendments	(1,735)	(96)
enefits paid	723	655
urtailment gain	34	11
ttlements	91	73
ecial termination benefits	(57)	(40)
isiness combinations	(80)	(749)
reign currency translation	(117)	58
ojected benefit obligation at end of year	(15,546)	(12,528)

Change in pension plan assets

Amounts in NOK million	2000	1999
Fair value of plan assets at beginning of year	18,117	15,518
Actual return on plan assets	1,331	2,547
Company contributions	59	45
Plan participants' contributions	15	15
Benefits paid	(645)	(576)
Settlements	(79)	(77)
Business combinations	89	624
Foreign currency translation	133	21
Fair value of plan assets at end of year	19,020	18,117

Status of pension plans reconciled to balance sheet

Amounts in NOK million	2000	1999
Defined benefit plans:		
Funded status of the plans at end of year	3,474	5,589
Unrecognized net gain	(2,049)	(2,821)
Unrecognized prior service cost	1,797	368
Unrecognized net transition asset	(131)	(188)
Net prepaid pension recognized	3,091	2,948
Termination benefits and other	(913)	(817)
Total net prepaid pension recognized	2,178	2,131
Amounts recognized in the balance sheet consist of:		
Prepaid pension	4,488	4,316
Accrued pension liabilities	(2,735)	(2,287)
Intangible asset	198	7
Accumulated other comprehensive income	227	95
Net amount recognized	2,178	2,131

Weighted-average assumptions at end of year:

	2000	1999
Discount rate	7.1%	7.0%
Expected return on plan assets	8.0%	8.0%
Rate of compensation increase	3.1%	2.3%

Plans in which the accumulated benefit obligation exceeds plan assets:

Amounts in NOK million	2000	1999
Projected benefit obligation	2,408	1,672
Accumulated benefit obligation (ABO)	1,770	1,314
Plan assets	17	59

Effective 1 January, 2000, certain Norwegian plans amended their plan benefit formulas as to provide for indexation of pension benefits. The resulting prior service cost of NOK 1,654 million is being amortized on a straight line basis over the employees' average remaining service period.

Hydro increased the pensions of current pensioners in its main pension plans in Norway by approximately 7 percent as of 1 July, 1998. The resulting prior service cost of NOK 228 million was fully amortized as of 31 December, 2000.

Other Retirement Benefits

Hydro has unfunded retiree medical and life insurance plans for certain of its employees outside Norway. In 2000 the net periodic post retirement income was NOK 11 million, as a result of a curtailment gain related to employees in Great Britain. The corresponding cost for 1999 and 1998 was NOK 22 million and NOK 14 million, respectively. The post retirement liability was NOK 242 million and NOK 221 million as of 31 December, 2000 and 1999, respectively.

21. CONTINGENCIES AND OTHER LONG-TERM LIABILITIES

Hydro is subject to changing environmental laws and regulations that in the future may require the company to modernize technology to meet more stringent emissions standards or to take actions for contaminated areas. As of 31 December, 2000 and 1999, Hydro had accrued NOK 263 million and NOK 204 million, respectively, for corrective environmental measures. The corresponding expense was NOK 46 million in 2000 compared to NOK 10 million and NOK 42 million in 1999 and 1998, respectively. Hydro's share of the estimated total future cost of decommissioning and abandonment relating to off-shore installations is NOK 3,450 million. As of 31 December, 2000, Hydro had accrued NOK 1,965 million for decommissioning and abandonment costs using the unit-of-production method. The accrual was NOK 2,041 million as of 31 December, 1999.

Decommissioning and abandonment expense was NOK 450 million, NOK 542 million and NOK 277 million in 2000, 1999 and 1998, respectively. Hydro's future expenses for these corrective environmental measures are affected by a number of uncertainties including, but not limited to, the method and extent of corrective action. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term. In addition, conditions which could require future expenditures may be determined to exist for various sites, including Hydro's major production facilities and product storage terminals. The amount of such future costs is not determinable due to the unknown timing and extent of corrective actions which may be required.

On 23 July, 1999 and 4 February, 2000, Dolphin AS presented claims to Hydro for higher day rates associated with a drilling rig, which has been leased for a period of seven years. The claims are based on a general upgrading of the drilling rig and total NOK 1.9 billion. Hydro will utilize the drilling rig in its activities associated with the Snorre Unit and Production License 089, in which Hydro has ownership interests of 17.66 percent and 13.28 percent, respectively. As such, any additional net rental cost to Hydro is expected to be substantially less than the amount claimed by Dolphin AS. The parties have agreed to arbitration to settle the case. Hearings are expected to take place in December 2001 and January 2002.

Hydro is involved in or threatened with various other legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

Amounts in NOK million	2000	1999
Other long-term liabilities:		
Insurance premiums and loss reserves	732	713
Accruals abandonment costs offshore	1,064	1,104
Accruals decommissioning costs offshore	901	937
Postretirement benefits other than pension	242	221
Other	1,747	1,759
Total	4,686	4,734

22. SECURED DEBT AND GUARANTEES

Amounts in NOK million	2000	1999
Amount of secured debt	138	335
Assets used as security:		
Plant and equipment, etc.	203	236
Buildings	292	638
Other	16	161
Total	511	1,035
Guarantees (off-balance sheet):		
Contingency for discounted bills	78	48
Guarantees of debt	713	582
Indirect guarantees	6,083	6,438
Total	6,874	7,068

Hydro provides guarantees arising in the ordinary course of business including stand-by letters of credit, letters of credit, performance bonds and various payment or financial guarantees.

ng the asset exchange between Hydro and Petro-
a in 1996, Hydro guaranteed that the total recoverable
es attributable to Petro-Canada's working interest in the
kk field shall not be less than a certain quantified
t of crude oil. If less, Hydro has an obligation to deliver
ity volumes to Petro-Canada. The guarantee does not
n cases of force majeure, the failure of the operator to
with good oil field practices, etc.
of 31 December, 2000, the remaining guaranteed volume
7 million Sm^3 of crude oil, equivalent to approximately
187 million included above in indirect guarantees.

NTRACTUAL AND OTHER COMMITMENTS FOR ITURE INVESTMENTS AND OPERATIONS

1 December, 2000: ts in NOK million	2001	Investments Thereafter	Total
ct commitments for ments in property, and equipment:			
based	713	72	785
d gas fields and ort systems	4,805	7,179	11,984
	5,518	7,251	12,769
nal authorized future ments in property, and equipment:			
based	1,240	267	1,507
d gas fields and ort systems	408	1,464	1,872
	1,648	1,731	3,379
ct commitments for future investments:	311	890	1,201

nal authorized future investments include projects
approved for development by the Board of Directors
agement given the authority to approve such invest-
General investment budgets are excluded from these
s.
ro has entered into take-or-pay and long-term contracts
ng for future payments to secure pipeline and transporta-
pacity, processing services, raw materials and electricity
am. In addition, Hydro has entered into long-term sale
ments to deliver goods. This principally relates to obliga-
deliver gas from fields on the Norwegian Continental
r a total amount of NOK 184.8 billion.

The non-cancelable future fixed and determinable obligation as of 31 December, 2000 is as follows:

Take-or-pay and Long-term contracts

Amounts in NOK million	Transport and Other	Raw materials	Energy related	Sale commitments
2001	319	1,324	1,189	(9,989)
2002	317	1,072	1,162	(9,804)
2003	261	1,158	1,163	(10,577)
2004	254	794	1,076	(10,670)
2005	247	643	1,066	(10,340)
Thereafter	2,200	1,962	20,137	(162,660)
Total	3,598	6,953	25,793	(214,040)

Terms of certain of these agreements include additional charges covering variable operating expenses in addition to the fixed and determinable component shown above.

In addition, Hydro has contracted to purchase 29.2 million tonnes of alumina over the next 13 years with variable prices referenced to the London Metal Exchange quoted prices.

The total purchases under the take-or-pay agreements and long-term contracts were as follows (in NOK million): *2000 – 2,523; 1999 – 2,932 and 1998 – 3,278.*

24. DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Hydro utilizes interest rate and foreign currency swaps to alter the interest rate or currency exposures for its long-term debt portfolio. See Note 19.

Forward currency contracts often provide needed liquidity in one currency in exchange for excess liquidity in another. For a description of risk management and financial market risk see the "Risk Management" discussion in the Operating and Financial Review and Prospects section of this report. Refer to Note 1 under "Derivative Financial Instruments" for information about credit risk and cash flows of these instruments.

Interest Rate Swaps

At year end 2000, Hydro had two interest rate swaps, acquired as a part of the Saga acquisition. The interest rate swaps have offsetting terms and the combined swaps have no market value as of 31 December, 2000.

Outstanding interest rate swaps as of 31 December, 2000

Notional amount	Hydro pays	Hydro receives	Maturity
NOK 500 million	NIBOR + 1.6%	Fixed 10.5%	March 2002
NOK 500 million	Fixed 10.5%	NIBOR +1.6%	March 2002

Swaption Contract

Hydro acquired, as part of the Saga acquisition, a sold swaption contract whereby the other party has a right to enter into a interest rate swap during the period until September 2008, under which Hydro will receive a fixed interest of 7.25 percent while paying LIBOR on a notional amount of USD 100 million (NOK 887 million). Under the contract, Hydro will receive 0.25 percent of the notional amount annually until the option is exercised or until the contract expires in March 2009. The contract is recorded at fair value.

Foreign Currency Swaps

Amounts in million

Hydro receives Currency	Amount	Interest Rate	Hydro pays Currency	Amount	Interest Rate	Maturity
USD	16	floating	DKK	100	fixed	Jan. 03

Floating interest rates are principally based on the London interbank offered rate (LIBOR) 6 months. The Norwegian kroner equivalent of the notional contract amount above is approximately NOK 0.1 billion stated at year end exchange rates, compared to outstanding contracts at the end of 1999 of NOK 1.6 billion.

Forward Currency Contracts

The buy amounts represent commitments to purchase foreign currencies and the sell amounts represent commitments to sell foreign currencies. The following contracts were outstanding as of 31 December, 2000, and mature between January 2001 and March 2005.

Amounts in million	In currency Buy	Sell	In NOK Buy	Sell
USD	480	(214)	4,257	(1,941)
NOK	4,962	(79)	4,962	(79)
DEM	19	-	82	-
GBP	14	(2)	189	(27)
SEK	39	(1,025)	37	(961)
DKK	281	(1,094)	310	(1,213)
CAD	-	(620)	-	(3,676)
Other	-	-	124	(2,189)
Sum			9,961	(10,086)

The corresponding amounts representing commitments to purchase and sell foreign currencies as of 31 December, 1999 were NOK 12,125 million and NOK 12,096 million, respectively.

Foreign Currency Options

Hydro had a portfolio of purchased and written foreign currency options as of 31 December, 2000. The portfolio was acquired as part of the Saga acquisition. The written options in the portfolio are designed to reduce total premium payments. The following contract amounts were outstanding as of 31 December, 2000:

Amounts in million	Notional amount USD	Notional amount NOK
Bought put options	10	89
Sold call options	(10)	(89)
Sold put options	(10)	(89)
Total	(10)	(89)

The option contracts outstanding at 31 December, 2000 mature in August 2001.

25. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments not otherwise disclosed are as follows:

Amounts in NOK million	Carrying Amount 2000	Fair Value 2000	Carrying Amount 1999	Fair Value 1999
Assets:				
Current assets:				
Forward currency contracts	71	71	125	125
Non-current assets:				
Foreign currency swaps	29	12	18	-
Interest rate swap	-	17	-	55
Liabilities:				
Current liabilities:				
Forward currency contracts	(196)	(196)	(96)	(96)
Foreign currency swaps	-	-	(204)	(213)
Foreign currency options	(7)	(7)	(21)	(21)
Other long-term liabilities:				
Interest rate swap	-	(17)	-	(55)
Swaption contract	(3)	(3)	(25)	(25)
Long-term debt	(42,383)	(43,043)	(43,135)	(41,746)

The recorded amounts of cash and cash equivalents, receivables, bank loans and other interest bearing short-term debt, and other liabilities approximate their fair values. Marketable equity and debt securities are recorded at their fair values. (Note 11).

Fair values are estimated using quoted market prices, estimates obtained from brokers and other appropriate valuation techniques based upon information available as of 31 December of the respective years. *The fair value estimates do not necessarily reflect the values which could be realized in the current market.*

PPLEMENTARY OIL AND GAS INFORMATION

ncurred on Oil and Gas Properties

ation Costs

	Norway			International			Total		
ts in NOK million	2000	1999 1)	1998	2000	1999	1998	2000	1999	1998
ized at beginning of year	1,158	856	725	254	174	491	1,412	1,030	1,216
ncurred during the year	916	796	914	883	702	454	1,799	1,498	1,368
ition cost 2)	9	362	-	-	-	-	9	362	-
ed	(934)	(671)	(776)	(767)	(531)	(445)	(1,701)	(1,202)	(1,221)
rred to development	(275)	(185)	(7)	(61)	(50)	(326)	(336)	(235)	(333)
als	-	-	-	(8)	(41)	-	(8)	(41)	-
ı currency translation	-	-	-	8	-	-	8	-	-
ized at end of year	874	1,158	856	309	254	174	1,183	1,412	1,030

related to Development, Transportation Systems and Other

	Norway			International			Total		
ts in NOK million	2000	1999	1998	2000	1999	1998	2000	1999	1998
ok value at beginning of year	62,324	28,688	26,651	9,650	2,451	1,506	71,974	31,139	28,157
curred during the year 3)	6,058	6,765	5,098	1,868	1,668	1,069	7,926	8,433	6,167
ition cost 4)	(2,383)	32,360	-	1,125	5,803	-	(1,258)	38,163	-
rred from exploration cost	275	185	7	61	50	326	336	235	333
ation	(6,883)	(4,938)	(3,068)	(711)	(594)	(157)	(7,594)	(5,532)	(3,225)
als 5)	(919)	(736)	-	(6,370)	(146)	(212)	(7,289)	(882)	(212)
ı currency translation	-	-	-	737	418	(81)	737	418	(81)
ok value at end of year	58,472	62,324	28,688	6,360	9,650	2,451	64,832	71,974	31,139

39 figures include Saga Petroleum.
39 represents exploration costs acquired from Saga Petroleum. See Note 2.
2000, NOK 966 million and NOK 627 million of development costs related to activities in Canada and Angola respectively. In addition, NOK 100 million
ꞁ NOK 93 million related to activities in the UK and Russia. In 1999, NOK 924 million, NOK 624 million and NOK 44 million related to activities in Canada,
gola and Russia, respectively. In 1998, NOK 796 million and NOK 202 million of development costs related to activities in Canada and Angola,
pectively.
00 includes adjustment to the allocation of purchase price for Saga Petroleum of NOK (1,275) million. 1999 included the acquisition of Saga's fields
ꞁ transportation systems in Norway and in the UK and Ireland.
00 included the disposals of Hydro's activities on the British Continental Shelf. In 1999, the disposals related to Saga's Varg ship and fields in Indonesia.

Proved Reserves of Oil and Gas (Unaudited)

Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. Reserves are expected to be revised as oil and gas are produced and additional data become available.

Proved Developed and Undeveloped Reserves of Oil and Gas (Unaudited)

	Norway		International		Total	
	Oil mmboe 1)	Natural gas billion Sm3	Oil mmboe 1)	Natural gas billion Sm3	Oil mmboe 1)	Natural gas billion Sm3
As of 31 December, 1997	587	126.6	93	-	680	126.6
Revisions of previous estimates 2)	33	(1.5)	-	-	33	(1.5)
Purchase (sale)/exchange of reserves in place	-	-	-	-	-	-
Extensions and new discoveries	3	0.1	-	-	3	0.1
Production for the year	(77)	(3.3)	(1)	-	(78)	(3.3)
As of 31 December, 1998 5)	546	121.9	92	-	638	121.9
Revisions of previous estimates 2)	22	1.0	1	-	23	1.0
Purchase (sale)/exchange of reserves in place 3)	229	42.7	56	6.3	285	49.0
Extensions and new discoveries 4)	131	5.8	10	-	141	5.8
Production for the year	(91)	(3.9)	(6)	(0.3)	(97)	(4.2)
As of 31 December, 1999 5)	837	167.5	153	6.0	990	173.5
Revisions of previous estimates 2)	49	4.9	(1)	0.1	48	5.0
Purchase (sale)/exchange of reserves in place 3)	12	0.6	(39)	(5.7)	(27)	(5.1)
Extensions and new discoveries 4)	32	1.4	52	-	84	1.4
Production for the year	(110)	(4.7)	(9)	(0.4)	(119)	(5.1)
As of 31 December, 2000 5) 6)	820	169.7	156	-	976	169.7
Proved developed reserves:						
As of 31 December, 1997	356	60.6	19	-	375	60.6
As of 31 December, 1998	358	57.0	17	-	375	57.0
As of 31 December, 1999	500	69.1	74	6.0	574	75.1
As of 31 December, 2000	555	103.0	33	-	588	103.0

1) Includes crude oil and NGL/Condensate.
2) The revision of previous estimates relates to new information from current year's drilling operations and additional data which is now available.
3) In 2000, the decrease in oil reserves outside Norway was due to the sale of the UK portfolio. The increase in Norway was due to increased ownership interest in the Grane field and purchase of reserves in the Tune field. In 1999, the increase in reserves was due to the inclusion and increase in ownership interest from the Saga acquisition.
4) In 2000, extensions and new discoveries for oil were related to the Fram, Glitne and STUJ fields, and the Dalia field in Angola. Extensions and new discoveries for gas were related to the Fram and STUJ fields. In 1999, extensions and new discoveries for oil were related to the Grane and Borg fields. Extensions and new discoveries for gas were related to the Kvitebjør n and Tune fields. The Khariaga field in Russia comprised he international extensions and new discoveries for oil.
5) Reserve estimates are made before royalties of approximately 3.8, 8.8 and 11.0 million barrels of oil equivalents for 2000, 1999 and 1998, respectively.
6) In 2000, reserve estimates included156 million barrels of oil equivalents (boe) outside the Norwegian Continental Shelf, in Canada, Angola, Russia and Libya. The decrease in gas reserves outside Norway was due to the sale of the UK portfolio. The increase in Norway was due to the purchase of reserves in the Tune field.

s of Operations for Oil and Gas Producing Activities

ired by SFAS 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas pro-
operations of Hydro. In addition to these operations, Exploration and Production in Note 5 reflects revenues and expenses
to petroleum transportation operations.
e "results of operations" should not be equated to net income since no deduction nor allocation is made for interest costs,
l corporate overhead costs, and other costs. Income tax expense is a theoretical computation based on the statutory tax
fter giving effect to the effects of uplift and permanent differences only.

	Norway			International			Total		
nts in NOK million	2000	1999	1998	2000	1999	1998	2000	1999	1998
to unaffiliated customers	5,581	4,687	2,173	2,468	1,085	223	8,049	5,772	2,396
ompany transfers	25,791	10,320	6,934	-	-	-	25,791	10,320	6,934
revenues	31,372	15,007	9,107	2,468	1,085	223	33,840	16,092	9,330
ating costs and expenses:									
uction costs	3,402	2,696	1,879	307	171	165	3,709	2,867	2,044
ration expenses	934	670	775	767	531	446	1,701	1,201	1,221
eciation, depletion amortization	7,186	5,327	3,285	768	673	169	7,954	6,000	3,454
expenses	11,522	8,693	5,939	1,842	1,375	790	13,364	10,068	6,719
lts of operations before taxes	19,850	6,314	3,168	626	(290)	(557)	20,476	6,024	2,611
ent and deferred ome tax expense	(15,356)	(4,576)	(1,934)	(228)	93	180	(15,584)	(4,483)	(1,754)
lts of operations	4,494	1,738	1,234	398	(197)	(377)	4,892	1,541	857

GAAP Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas erves (Unaudited)

standardized measure of discounted future net cash flows of Hydro's proved reserves of oil (including natural gas liquids and
lensate) and gas is prepared in compliance with SFAS 69.
Future net cash flows are based on numerous assumptions which may or may not be realized. The Management of Hydro cau-
against relying on the information presented because of the highly arbitrary nature of assumptions involved and susceptibility
timates to change as new and more accurate data become available.
The individual components of future net cash flows shown below were computed using prices, production costs, development
s, royalty levels, foreign exchange rates, statutory tax rates and estimated proved reserve quantities at the respective year ends.

dardized Measure of Discounted Future Net Cash Flows

	Norway			International			Total		
unts in NOK million	2000	1999	1998	2000	1999	1998	2000	1999	1998
re cash inflows	364,200	274,800	118,900	30,900	32,300	6,900	395,100	307,100	125,800
re production costs	(58,100)	(48,800)	(29,600)	(7,100)	(8,100)	(1,900)	(65,200)	(56,900)	(31,500)
re development costs	(21,400)	(21,200)	(13,100)	(6,600)	(4,800)	(3,600)	(28,000)	(26,000)	(16,700)
re income tax expense	(210,800)	(140,200)	(51,500)	(4,300)	(5,300)	(400)	(215,100)	(145,500)	(51,900)
re net cash flows	73,900	64,600	24,700	12,900	14,100	1,000	86,800	78,700	25,700
: 10% annual discount for imated timing of cash flows	(27,900)	(25,400)	(12,900)	(4,900)	(5,100)	(1,000)	(32,800)	(30,500)	(13,900)
dardized measure of dis- unted future net cash flows	46,000	39,200	11,800	8,000	9,000	-	54,000	48,200	11,800

Major Sources of Changes in the Standardized Measure of Discounted Future Net Cash Flows

Amounts in NOK million	2000	1999	1998
Net changes in prices and production costs	43,000	45,600	(20,200)
Sales and transfers of oil and gas produced, net of production costs	(30,300)	(13,300)	(7,100)
Extensions, unitizations, discoveries and improved recovery, net of related costs	8,400	13,100	100
Purchase/Exchange of interests in fields	1,500	38,400	-
Sale/Exchange of interests in fields	(5,800)	-	-
Changes in estimated development costs	(6,700)	(11,900)	(3,800)
Development costs incurred during the year	6,400	6,000	5,000
Net change in income taxes	(19,900)	(48,200)	18,000
Accretion of discount	3,100	800	1,900
Revisions of previous reserve quantity estimates	6,100	6,000	500
Other	-	(100)	100
Total change in the standardized measure during the year	5,800	36,400	(5,500)

Average Sales Price and Production Cost per Unit

The following table presents the average sales price (including transfers) and production costs per unit of crude oil and natural gas, net of reductions in respect of royalty payments:

	Norway			International			Total		
Amounts in NOK	2000	1999	1998	2000	1999	1998	2000	1999	1998
Average Sales Price									
crude oil (per barrel)	248.80	143.90	93.50	219.60	157.70	72.30	246.40	144.70	93.50
natural gas (per Sm^3)	1.00	0.58	0.70	0.78	0.55	-	0.98	0.58	0.70
Average production cost (per boe)	24.50	22.60	20.30	25.90	19.00	35.20	24.60	22.40	20.50

UMMARY OF DIFFERENCES IN ACCOUNTING POLICIES AND RECONCILIATION OF US GAAP TO N GAAP

nancial statements prepared in accordance with accounting principles generally accepted in Norway presented on pages ', differ in certain respects from US GAAP. Currently the differences are immaterial for Norsk Hydro. A reconciliation of net ne and shareholders' equity from US GAAP to Norwegian principles (N GAAP) and a description of these differences follow. nes with a note reference reflect the variance between the US GAAP balance in that note and the N GAAP balance.

nciliation of US GAAP to N GAAP

ncome:

nts in NOK million	Notes	2000	1999	1998
ating income before financial and other items US GAAP		28,466	7,735	5,830
ustments for N GAAP:				
er operating costs (derivative commodity contracts)		15	19	(2)
ating income before financial and other income – N GAAP		**28,481**	**7,754**	**5,828**
y in net income of non-consolidated investees		672	339	410
est income and other financial income		1,747	1,504	1,820
income, net		3,161	1,350	-
ings before interest expense and taxes (EBIT)		**34,061**	**10,947**	**8,058**
est expense and foreign exchange gain (loss)		(3,905)	(3,055)	(2,229)
ne before taxes and minority interest – N GAAP		**30,156**	**7,892**	**5,829**
nt income tax expense		(13,711)	(3,553)	(1,379)
red income tax expense US GAAP		(2,467)	(784)	(600)
usted to N GAAP deferred tax	10	(10)	(6)	1
ncome - N GAAP		**13,968**	**3,549**	**3,851**
ity interest		18	(90)	(98)
ncome after minority interest - N GAAP		**13,986**	**3,459**	**3,753**

eholders' equity:

nts in NOK million	Notes	2000	1999	1998
eholders' equity for US GAAP		71,227	59,497	48,291
alized gains – current (a)		(59)	(79)	(97)
tments (b)	13	-	(4)	(2)
red tax assets and liabilities – current and long-term (c)	10	10	24	28
ends payable (d)		(2,470)	(2,094)	(1,718)
ity Interest (e)		1,419	1,323	1,266
eholders' equity for N GAAP		**70,127**	**58,667**	**47,768**

Explanation of major differences between N GAAP and US GAAP

(a) Derivative commodity contracts: *Under N GAAP, unrealized gains and losses for speculative commodity futures and option contracts are netted for each portfolio and net unrealized gains are deferred as other short-term liabilities.* For US GAAP, unrealized gains and losses on speculative contracts are recorded to operating revenue or cost as appropriate, when incurred.

(b) Unrealized holding gain (loss) on securities: *Under N GAAP, Hydro's long-term marketable equity and debt securities are carried at the lower of historical cost or market value.* Under US GAAP, securities are carried at fair value (market) and unrealized holding gains or losses are included in Other comprehensive income, net of tax effects, for available-for-sale securities.

(c) Deferred taxes: Under N GAAP, deferred taxes are recorded based upon the liability method similar to US GAAP. Differences occur primarily because items accounted for differently under US GAAP also have deferred tax effects. Under N GAAP, deferred tax assets and liabilities for each tax entity are netted and classified as a long-term liability or asset.

A reconciliation of the current and long-term temporary differences giving rise to the N GAAP deferred tax asset and liability is provided in Note 10. Classification between current and long-term for US GAAP is determined by the classification of the related asset or liability giving rise to the temporary difference. For each tax entity, deferred tax assets and liabilities are offset within the respective current or long-term groups and presented as a single amount.

(d) Dividends payable: *For N GAAP, dividends proposed at the end of the year which will be declared and paid in the following year are recorded as a reduction to equity and as debt.* For US GAAP, equity is reduced when dividends are declared.

(e) Minority Interest: *For N GAAP shareholders' equity is presented including minority interest.* In US GAAP shareholders' equity is presented excluding minority interest.

(f) Cumulative effect of change in accounting principle: In 1999 Hydro changed its accounting principles regarding start-up costs. *For N GAAP this is recorded to equity.* In US GAAP this is recorded in the income statement.

s in NOK million	Notes	2000	1999
E STATEMENTS			
ng revenues		**13,383**	**11,011**
aterials and energy costs		5,390	4,475
in inventories of roduction		23	(3)
and related costs	2,3	5,598	4,585
iation, depletion and zation	4	34	36
		2,448	2,508
erating costs and expenses		13,493	11,601
ing income		**(110)**	**(590)**
al income, net	5	4,785	3,121
ncome	5	2,193	-
before taxes		**6,868**	**2,531**
tax expense	6	(1,184)	(189)
d tax benefit	6	195	78
ome		**5,879**	**2,420**
riation of net income			
equity transfers:			
d proposed		(2,470)	(2,094)
older contribution		-	(1)
utable equity		(3,409)	(325)
ppropriation		(5,879)	(2,420)
MENTS OF CASH FLOWS			
ome		5,879	2,420
iation, depletion and amortization		34	36
d taxes		(195)	(78)
ain) on sale of non-current assets		(2,203)	37
djustments		1,158	(816)
sh provided by operating activities		**4,673**	**1,599**
ents in subsidiaries		(195)	(4,841)
subsidiaries		*2,420*	*6*
es (purchases) of other investments		123	(75)
sh provided by (used in) ting activities		**2,348**	**(4,910)**
ds paid		(2,094)	(1,718)
inancing activities, net		11,558	6,910
sh provided by financing activities		**9,464**	**5,192**
currency effects on cash flow		396	371
rease in cash and cash equivalents		**16,881**	**2,252**
nd cash equivalents 01.01		2,501	249
nd cash equivalents 31.12		**19,382**	**2,501**

mpanying notes are an integral part of the financial statements.

Amounts in NOK million	Notes	31 December, 2000	1999
BALANCE SHEETS			
ASSETS			
Intangible assets		**32**	**31**
Property, plant and equipment	4	**223**	**274**
Shares in subsidiaries	7	48,689	48,719
Intercompany receivables		25,227	24,880
Non-consolidated investees	8	777	800
Prepaid pension, *investments and* other non-current assets	2,9	4,914	4,591
Total financial non-current assets		**79,607**	**78,990**
Inventories	9	216	191
Accounts receivable, less allowances of 41 and 33		508	846
Intercompany receivables		35,980	24,411
Prepaid expenses *and* other current assets		4,294	1,857
Cash and cash equivalents		19,382	2,501
Current assets		**60,380**	**29,806**
Total assets		**140,242**	**109,101**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Paid-in capital:			
Share capital 266,596,650 at NOK 20	11	5,332	5,332
Treasury stock 6,610,580 at NOK 20		(132)	(98)
Paid-in premium		15,055	15,055
Other paid-in capital		4	-
Retained earnings:			
Retained earnings		10,430	7,022
Treasury stock		(2,092)	(1,466)
Shareholders' equity		**28,597**	**25,845**
Deferred tax liabilities	6	1,331	1,502
Other long-term liabilities		700	609
Long-term liabilities		**2,031**	**2,111**
Intercompany payables		142	262
Other long-term interest-bearing debt		39,065	31,210
Long-term debt		**39,207**	**31,472**
Bank loans and other interest-bearing short-term debt	9	5,067	4,879
Dividends payable		2,470	2,094
Intercompany payables		56,771	39,184
Current portion of long-term debt		1,978	709
Other current liabilities		4,121	2,807
Current liabilities		**70,407**	**49,673**
Total liabilities and shareholders' equity		**140,242**	**109,101**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Norsk Hydro ASA are prepared in accordance with accounting principles generally accepted in Norway (N GAAP).

Hydro's general *accounting policies are presented in Note* 1 to the consolidated financial statements on pages 73-76. See Note 27 on pages 100 and 101 for an additional clarification of the major differences in accordance with N GAAP compared with US GAAP.

Shares in subsidiaries and non-consolidated investees are in Norsk Hydro ASA's financial statements presented according to the cost method. Group relief received is included in dividends from subsidiaries.

See Note 3 in Notes to the consolidated financial statements regarding paid-in capital for Norsk Hydro ASA.

For information about risk management in Norsk Hydro ASA *see Note* 24 in Notes to the consolidated financial statements and the Risk Management discussion in the Operating and Financial Review and Prospects section of this report. The information given in Note 19 in Notes to the consolidated financial statements on payments on long-term debt also applies to *Norsk Hydro ASA*.

Norsk Hydro ASA provides financing to most of the subsidiary companies in Norway as well as abroad. All employees working for Norsk Hydro Produksjon AS are employed by Norsk Hydro ASA.

2. EMPLOYEE RETIREMENT PLANS

Net periodic pension cost (credit)

Amounts in NOK million	2000	1999
Defined benefit plans:		
Benefits earned during the year	269	262
Interest cost on prior period benefit obligation	477	430
Actual return on plan assets	(276)	(1,747)
Net amortization and deferral	(402)	1,025
Net pension cost (credit)	68	(30)
Termination benefits and other	42	46
Total net periodic pension cost	110	16

Assumptions at end of year

	2000	1999
Discount rate	7.5%	7.5%
Expected *return on plan assets*	8.5%	8.5%
Rate of salary increase	3.5%	3.5%
Rate of pension increase	2.5%	0.0%

See Note 20 in Notes to the consolidated financial statements for further information.

Status of pension plans reconciled to balance sheet

Amounts in NOK million	Plan assets exceed ABO 2000	1999	ABO exceeds plan assets 2000	1999
Defined benefit plans:				
Projected benefit obligation (PBO)	(5,544)	(4,718)	(1,429)	(658)
Plan assets at fair value	9,005	9,557	-	-
Plan assets in excess of (less than) PBO	3,461	4,839	(1,429)	(658)
Unrecognized prior service cost and other	83	(1,460)	842	201
Prepaid pension (accrued pension liabilities)	3,544	3,379	(587)	(457)
Termination benefits and other	-	-	(264)	(78)
Total prepaid pension (accrued pension liabilities) on balance sheet	3,544	3,379	(851)	(535)

3. REMUNERATIONS AND OTHER

Remuneration of the members of the corporate assembly and the board of directors was NOK 307,500 and NOK 1,315,000, *respectively. The president's salary and other benefits inclusive of* remuneration as member of the board totaled 4,093,000 in 2000 and 3,679,000 in 1999. The company's employment contract with the president provides that, in the event that employment terminates, he has the right to salary and the accrual of pension rights for a three year period. The company's obligation is reduced by salary received or pension rights accrued from other sources.

In March 2001, the Board approved a new stock option *plan for corporate officers and certain key employees, in addi*tion to expanding the existing subsidized share-purchase plan for employees. Refer to note 4 in Notes to the consolidated financial statements for a description of stock based compensation. The board has decided to establish a stronger element of performance rewards in Hydro's compensation system: a bonus linked to achieving performance goals in the business plans for various units in Hydro. The bonus will be limited to a maximum of one month's salary per year for employees. For approximately 200 managers with substantial responsibility for performance, the bonus will be limited to a maximum of two months salary. For top management – ar ound 30 persons – the bonus will be limited to a maximum of three months salary.

Performance goals will be established that eliminates effects of price variations of the company's main products and foreign exchange fluctuations. It is the actual improvements of Hydro's activities that will be measured and rewarded.

Partners and employees of Hydro's appointed independent auditors, Deloitte & Touche AS, own no shares in Norsk Hydro ASA or any of its subsidiaries. Fees in 2000 to Deloitte & Touche AS for ordinary audit were NOK 3,370,000 for Norsk Hydro ASA

K 12,698,000 for subsidiaries. Fees for audit related serv-
e NOK 1,225,000 for Norsk Hydro ASA and NOK
for the subsidiaries. Fees for other services were NOK
for Norsk Hydro ASA and NOK 2,892,000 for the sub-

oitte Consulting AS, an affiliate company of Deloitte &
AS, has provided services to Hydro in the amount of NOK
500 of which NOK 496,000 was allocated to Norsk Hydro
d the remaining amount for the subsidiaries.
2000, the estimated adjustment to the tax basis (consoli-
ISK) of shares for shareholders in Norsk Hydro ASA is a
e amount of NOK 32.20 per share.
mbers of the board of directors are elected for two year
heir rights and obligations as board members are solely
cifically provided for in the company's articles of associa-
Norwegian law. The company has no significant con-
which a board member has a material interest.
2000, average number of employees in the Group was
compared to 37,575 for 1999. The corresponding figure
arent company was 9,181 employees in 2000 versus
1999.

s in NOK million	2000	1999
and related costs:		
	4,818	4,047
ecurity costs	589	492
enefits	79	30
odic pension cost (Note 2)	110	16
	5,596	4,585

ns to the company's employees, members of the corpo-
embly and board of directors as of 31 December, 2000
(800 million. All loans are given in accordance with
market terms.
ns given to members of the Board and their number of
owned as of 31 December, 2000 are:

	Loans outstanding [1]	Number of shares
oster		28,000
\. Lenth		144
id Per Olsen	78	732
ath. Høeg Rasmussen		1,000
te Berg Schilbred		40,504
nstrøm	24	16
chtmeister		3,500
d	7	799

Members of the corporate assembly owning ordinary shares as of 31 December, 2000 are:

	Number of shares
Åse Bjøntegård	300
Roy Brenden	62
Sjur Bøyum	799
Solveig Frøynes	63
Kjell Furseth	175
Westye Høegh	14,712
Ann Høgman	107
Karl Edvard Juul	153
Kari Kveseth	50
A. Sylvi Lem	132
Peter Lorange	413
Jarle Molde	109
Geir Nilsen	14
Svein Erik Nilsen	554
Rune Strande	64
Sven Ullring	26
Idar Ulstein	540
Morten Ødegård	269
Svein Aaser	1,872

Loans to senior management as of 31 December, 2000 and their ownership of shares and options (see Note 4, page 79) are:

	Loans outstanding [1]	Number of shares	Options
Egil Myklebust	4,653	3,715	10,000
Thorleif Enger	817	17,759	7,000
Leiv L. Nergaard	355	12,649	7,000
Eivind Reiten	8	1,439	7,000
Tore Torvund	390	425	7,000

Outstanding loan particulars: [2]	Interest	Loans Repayment	Amount [1]
Egil Myklebust:			
Various loans	6.0-6.5%	15-30 years	2,450
Mortgage loan	6.0%	-	2,200
Thorleif Enger:			
Various loans	6.5%	7-15 years	810
Leiv L. Nergaard:			
Various loans	6.5%	15 years	348
Tore Torvund:			
Various loans	6.5%	5-15 years	383

1) Amounts in NOK thousands
2) Each member of senior management has, in addition, interest-free loans for shares and/or PC equipment, in accordance with the company's terms for employees.

4. PROPERTY, PLANT AND EQUIPMENT

Amounts in NOK million	Machinery, etc	Buildings	Plant under construction	Other	Total
Cost 31.12.1999	304	242	41	7	594
Additions at cost	47	2	1	-	50
Retirements	(92)	(10)	(24)	-	(126)
Transfers	4	-	(4)	-	-
Accumulated depreciation 31.12.2000	(153)	(142)	-	-	(295)
Net book value 31.12.2000	110	92	14	7	223
Depreciation in 2000	30	4	-	-	34

5. FINANCIAL INCOME AND EXPENSE, AND OTHER INCOME

Amounts in NOK million	2000	1999
Dividends from subsidiaries	4,018	2,480
Dividends from non-consolidated investees	60	107
Interest from group companies	3,979	2,881
Other interest income	868	342
Interest paid to group companies	(2,600)	(810)
Other interest expense	(3,117)	(2,517)
Other financial income, net	1,577	638
Financial income, net	4,785	3,121

In 2000 Hydro sold its subsidiary Hydro Seafood AS. The sale resulted in a pre-tax gain of NOK 2,193 million, included in "Other income".

6. INCOME TAXES

The tax effect of temporary differences resulting in the deferred tax assets (liabilities) and the change in temporary differences are:

	Temporary differences			
	Tax effected		Change	
Amounts in NOK million	2000	1999	2000	1999
Short-term items	60	13	167	201
Write-down on shares	(647)	(646)	(3)	(6)
Prepaid pension	(992)	(946)	(13)	(85)
Pension liabilities	238	150	256	67
Other long-term	10	(73)	289	102
Deferred tax liabilities	(1,331)	(1,502)		
Change for year			696	279

As of 1 January, 2000 all employees in Saga were transferred to Norsk Hydro ASA. The transfer of related pension plans resulted in a change in deferred tax liabilities but no effect on the tax expense. The change relates to prepaid pension, pension liabilities and other long-term items.

Reconciliation of nominal statutory tax rate to effective tax rate

Amounts in NOK million	2000	1999
Income (loss) before taxes	6,868	2,531
Expected income taxes at statutory tax rate	1,923	708
Tax free income	(47)	(12)
Non-deductible expenses	5	3
Dividend exclusion	(845)	(608)
Other, net	(55)	11
Hydro-electric power surtax	8	9
Income tax expense	989	111
Effective tax rate	14.40 %	4.38%

See Note 10 in Notes to the consolidated financial statements for further information

SHARES IN SUBSIDIARIES

mpany name:		Percentage of shares owned by Norsk Hydro	Total share capital of the company (000's)		Book value 31.12.2000 (in NOK 000's)
and Energy:	Saga Holding AS	100	NOK	12,035	16,246,324
	Norsk Hydro Kraft OY	100	FIM	200	269
	AS Svælgfos	100	NOK	800	800
ht Metals:	Hydro Aluminium AS	100	NOK	2,167,001	4,866,019
	Norsk Hydro Magnesiumgesellschaft GmbH [1]	2	DEM	1,000	179
ri:	Algea AS	100	NOK	1,000	16,679
	Hydro Agri Hellas S.A.	100	GRD	90,000	2,277
	Polybulk AB	100	SEK	102	2,551
	Hydro Agri Argentina S.A.	100	ARS	12,512	92,561
	Hydro Agri Colombia Ltda.	100	COP	4,842,549	16,749
	Hydro Agri Russland AS	100	NOK	21,200	21,200
	Hydro Agri Uruguay S.A.	100	UYU	18	7,231
	Hydro Agri Venezuela C.A.	60	VEB	363,000	125
	Hydro Nordic, S.A.	70	GTQ	8,500	14,110
	Hydroship a.s	100	NOK	280,000	280,000
	Hydroship Services AS	100	NOK	1,039	1,039
	Norensacados C.A.	60	VEB	15,000	140
	Norsk Hydro Chile S.A.	100	CLP	878,668	13,071
	Norsk Hydro (Far East) Ltd.	100	HKD	50	60
	Ceylon Oxygen Ltd.	67.3	LKR	90,000	27,905
	Okfedyh Management AS	93.2	NOK	139	9,565
	Hydro Oleochemicals AS	100	NOK	3,000	58,661
	Hydro Megon AS	100	NOK	6,400	5,800
	Hydro Wax AS	100	NOK	3,750	3,750
	Hydro Gas and Chemicals AS	100	NOK	15,050	49,416
her tivities:	Pronova AS	100	NOK	59,644	846,634
	Industrial Insurance Ltd.	100	NOK	10,000	10,000
	Industriforsikring AS	100	NOK	20,000	20,000
rporate:	Retroplast AS	100	NOK	50	3,825
	Grenland Industriutvikling AS	100	NOK	1,750	10,950
	Hydro Porsgrunn Eiendomsforvaltning AS	100	NOK	2,500	5,500
	Norsk Hydro Plastic Pipe AS	100	NOK	10,000	156,473
	Hydro Technology Venture AS	100	NOK	150	150
	Norsk Hydro Asia Pte. Ltd.	100	SGD	200,673	920,281
	Norsk Hydro Comércio e Indústria Ltda.	100	BRL	33,268	123,893
	Norsk Hydro Danmark AS	100	DKK	1,002,000	4,515,523
	Norsk Hydro Deutschland GmbH	100	DEM	110,000	736,298
	Norsk Hydro Electrolysers AS	100	NOK	4,000	4,300
	Norsk Hydros Handelsselskap AS	100	NOK	1,000	1,000
	Norsk Hydro Produksjon AS	100	NOK	200,000	18,811,324
	Norsk Hydro Russland AS	100	NOK	19,000	19,000
	Norsk Hydro Sverige AB	100	SEK	585,000	557,692
	Norsk Hydro Americas, Inc.	100	USD	30,000	209,917
al					48,689,241

e foreign currency designation indicates country of domicile.
rcentage of shares owned equals percentage of voting shares owned.
umber of the above-mentioned companies also own shares in other companies as specified in their annual reports.

1) The company is owned 98 percent by Norsk Hydro Deutschland GmbH and 2 percent by Norsk Hydro ASA.

e following figures which relate to Norsk Hydro ASA's concession to own an energy distribution network are required by ulation § 4-4 to the law on energy (in NOK million)

	2000	1999
erating revenues	2	2
erating costs	2	3
erating income (loss)	0	(1)
ed asset base	4	5
urn on capital	11.6	(12.5)

8. SHARES IN NON-CONSOLIDATED INVESTEES

The most significant investments in non-consolidated investees for Norsk Hydro ASA are (amounts in NOK million):

Name	Pecentage owned (equals voting rights)	Country	Book value as of 31 December, 2000	Long-term advances	Total
Compania Industrial de Resinas Sinteticas - CIRES SA	26.2%	Portugal	100		100
Phosyn Plc.	35.0%	Great Britain	79		79
Hydro Agri Trade Maroc	50.0%	Marocco	71		71
Suzhou Huasu Plastics Co. Ltd.	31.8%	China	67	58	125
Qatar Fertilizer Company (S.A.O.)	25.0%	Qatar	43		43
Scanraff [1]	21.5%	Sweden	-	229	229
Other			101	29	130
Total			461	316	777

1) Indirectly owned by Norsk Hydro ASA.

9. SPECIFICATION OF BALANCE SHEET ITEMS

Amounts in NOK million	2000	1999
Prepaid pension, investments and other non-current assets:		
Other investments	445	362
Prepaid pension	3,544	3,379
Other non-current assets	925	850
Total	4,914	4,591
Inventories:		
Raw materials	125	130
Work in progress	-	2
Finished goods	91	59
Total	216	191
Bank loans and other short-term interest-bearing debt:		
Bank overdraft	907	2,850
Other interest-bearing debt	4,160	2,029
Total	5,067	4,879

10. GUARANTEES

Norsk Hydro ASA provides guarantees arising in the ordinary course of business including stand-by letters of credit, letters of credit, performance bonds and various payment or financial guarantees.

Amounts in NOK million	2000	1999
Guarantees (off-balance sheet):		
Guarantees of debt	1,545	4,318
Indirect guarantees	3,201	3,245
Total	4,746	7,563

11. NUMBER OF SHARES OUTSTANDING, SHAREHOLDERS, ETC.

The share capital of the company is NOK 5,331,933,000. It consists of 266,596,650 ordinary shares at NOK 20 per share. As of 31 December, 2000 the company had purchased 6,610,580 treasury stocks at a cost of NOK 2.2 billion. For further information on these issues see Note 3 in Notes to the consolidated financial statements.

Shareholders holding one percent or more of the total 259,986,070 shares outstanding as of 31 December, 2000 are according to information in the Norwegian securities' registry system (Verdipapirsentralen):

Name	Number of shares
Ministry of Trade and Industry	116,832,770
Morgan Guaranty Trust Co. of NY [1]	16,140,414
State Street Bank & Trust [2]	14,071,445
Chase Manhattan Bank [2]	10,283,391
Folketrygdfondet	8,119,982
Chase Manhattan Bank [2]	3,776,936
Sicovam [2]	3,613,771
Chase Manhattan Bank [2]	3,600,000
Chase Manhattan Bank [2]	3,570,000
Boston Safe Dep. & Trust [2]	3,174,706
KLP Forsikring	3,148,013

1) Representing American Depositary Shares.
2) Client accounts and similar.

› the annual general meeting of Norsk Hydro ASA

IDEPENDENT AUDITORS' REPORT FOR N GAAP NANCIAL STATEMENTS

e have audited the financial statements of Norsk Hydro ASA id its subsidiaries as of 31 December 2000, showing a profit NOK 5,879 million for the parent company and a profit of NOK 3,968 million for the group. We have also audited the information the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the location of net income. Financial statements comprise the balance sheet, the statement of income, the statement of cash flows, e accompanying notes and the group accounts. These financial atements, which are presented in accordance with accounting inciples generally accepted in Norway, are the responsibility of e Company's Board of Directors and the Company's President. ur responsibility is to express an opinion on these financial atements and on certain other information according to the quirements of the Norwegian Act on Auditing and Auditors.

e conducted our audit in accordance with the Norwegian t on Auditing and Auditors and auditing standards generally cepted in Norway. Auditing standards generally accepted in orway require that we plan and perform the audit to obtain asonable assurance about whether the financial statements e free of material misstatement. An audit includes examining, a test basis, evidence supporting the amounts and disclosures the financial statements. An audit also includes assessing the counting principles used and significant estimates made by anagement, as well as evaluating the overall financial statement esentation. To the extent required by law and auditing standards generally accepted in Norway, an audit also comprises a view of the management of the Company's financial affairs and accounting and internal control systems. We believe that our dit provides a reasonable basis for our inion.

our opinion,
- the financial statements, as shown on page 70-72 and page 102, are prepared in accordance with the law and regulations and present fairly, in material respects, the financial position of the Company as of 31 December 2000 and the results of its operations and its cash flows for the period, in accordance with accounting principles generally accepted in Norway;
- the Company's management has fulfilled its duty to maintain the Company's accounting process in such a proper and well-arranged manner that the accounting process is in accordance with the law and accounting practices generally accepted in Norway; and
- the information in the Board of Directors' report, as shown on page 30-35, concerning the financial statements, the going concern assumption, and the proposal for the allocation of net income is consistent with the financial statements and complies with the law and regulations.

lo, Norway, 21 March, 2001
LOITTE & TOUCHE AS

gebret G. Hisdal – State Authorized Public Accountant,
orway)

To the annual general meeting of Norsk Hydro ASA

INDEPENDENT AUDITORS' REPORT FOR US GAAP FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of December 31, 2000 and 1999, and the related consolidated income statements, statements of comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements on pages 68-70 present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Oslo, Norway, 21 March, 2001
DELOITTE & TOUCHE AS

Ingebret G. Hisdal – State Authorized Public Accountant,
(Norway)

STATEMENT OF THE CORPORATE ASSEMBLY TO THE ANNUAL GENERAL MEETING OF NORSK HYDRO ASA

The board of directors' proposal for the financial statements for the financial year 2000 and the Auditors' report have been submitted to the corporate assembly. The corporate assembly recommends that the directors' proposal regarding the financial statements for 2000 for the parent company, Norsk Hydro ASA, and for Norsk Hydro ASA and its subsidiaries be approved by the annual general meeting, and that the net income for 2000 of Norsk Hydro ASA be appropriated as recommended by the directors.

Oslo, Norway, 21 March, 2001
Sven Ullring

CORPORATE ASSEMBLY

The following were members of Norsk Hydro's corporate assembly at the end of 2000:

Sven Ullring (chairman)
Svein Steen Thomassen (vice chairman)
Åse Bjøntegård
Solveig Frøynes
Kjell Furseth
Aase Gudding Gresvig
Westye Høegh
Ann Høgman
Kari Kveseth
Frøydis Langmark
Peter Lorange
Gisèle Marchand
Jarle Molde
Ingvild Myhre
Geir Nilsen
Svein Erik Nilsen
Rune Strande
Sigurd Støren
Idar Ulstein
Svein Aaser

Observers:
Roy Brenden
Karl-Edvard Juul
Morten Ødegård

Deputy members:
Sjur Bøyum
Geir Hansen
Oddvar Karlsen
Hans Krokan
A. Sylvi Lem
Roger Midtun
Jon Arne Mo
Helge Moen
Torstein Olsrød
Siri Teigum
Kjell Aamot

Appendix 9

Translation from Norwegian

Audited interim Balance Sheet for Norsk Hydro ASA [1] (NGAAP)

Amounts in NOK million	**30 September, 2003**
ASSETS	
Intangible assets	2
Property, plant and equipment	229
Shares in subsidiaries	32,483
Intercompany receivables	44,279
Non-consolidated investees	895
Prepaid pension, investments and other non-current assets	6,083
Total financial non-current assets	83,740
Inventories	28
Accounts receivable	28
Intercompany receivables	26,020
Prepaid expenses and other current assets	2,524
Cash and cash equivalents	14,278
Current assets	42,878
Total assets	126,849
LIABILITIES AND SHAREHOLDERS' EQUITY	
Paid-in capital:	
Share capital 266,596,650 at NOK 20	5,332
Treasury stock 9,884,650 at NOK 20	(198)
Paid-in premium	15,055
Other paid-in capital	16
Retained earnings	25,673
Treasury stock	(3,326)
Shareholders' equity	42,552
Deferred tax liabilities	511
Other long-term liabilities	2,648
Long-term liabilities	3,159
Intercompany payables	1,718
Other long-term interest-bearing debt	28,287
Long-term debt	30,005
Bank loans and other interest - bearing short-term debt	2,892
Intercompany payables	43,929
Current portion of long-term debt	1,026
Other current liabilities	3,286
Current liabilities	51,133
Total liabilities and shareholders' equity	126,849

Oslo, 28. November 2003

The Board of Norsk Hydro ASA

Egil Myklebust Chairperson	Borger A. Lenth Deputy Chairperson	Steinar Skarstein	Elisabeth Grieg
Odd Semstrøm	Geir Nilsen	Ingvild Myhre	Håkan Mogren
Anne Cathrine Høeg Rasmussen			Eivind Reiten President and CEO

1 The interim balance sheet is prepared as a part of the legal requirements for demergers in Norway. The balance sheet is prepared in accordance with accounting principles generally accepted in Norway, as described in Hydro's annual report.

Appendix 10

Translation from Norwegian

To the General Meeting of Norsk Hydro ASA

INDEPENDENT AUDITORS' REPORT

We have audited the balance sheet of Norsk Hydro ASA as of September 30, 2003. This balance sheet is the responsibility of the Company's Board of Directors and Hydro's President and Chief Executive Officer. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards generally accepted in Norway. Auditing standards generally accepted in Norway require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. To the extent required by law and auditing standards generally accepted in Norway, an audit also comprises a review of the management of the Company's affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our conclusion.

In our opinion the balance sheet as of September 30, 2003 is prepared in accordance with the law and regulations and presents fairly, in material respects, the financial position of the Company as of September 30, 2003, in accordance with accounting principles generally accepted in Norway.

Oslo, Norway, 28 November 2003

DELOITTE AS

Aase Aa. Lundgaard

State Authorized Public Accountant, (Norway)

Appendix 11

Translation from Norwegian

Draft Opening Balance Sheet for AgriHold ASA [1]

Amounts in NOK million

ASSETS

Intangible assets	96
Property, plant and equipment	16
Shares in subsidiaries	3,212
Loans to Agri companies	14,860
Non-consolidated investees	39
Prepaid pension, investments and other non-current assets	76
Total financial non-current assets	18,187
Inventories	28
Accounts receivable	13
Receivables Agri companies	1,954
Prepaid expenses and other current assets	33
Current assets	2,028
Total assets	20,327

LIABILITIES AND SHAREHOLDERS' EQUITY

Paid-in capital:	
Share capital 319,442,590 at NOK 1.70	543
Paid-in premium	3,689
Retained earnings	5,000
Shareholders' equity	9,232
Long-term liabilities	301
Interest bearing loan Norsk Hydro ASA	9,424
Loans from Agri companies	1,293
Other current liabilities	77
Current liabilities	10,794
Total liabilities and shareholders' equity	20,327

28. November 2003

1 The opening balance sheet is prepared as a part of the legal requirements for demergers in Norway. The balance sheet is prepared in accordance with accounting principles generally accepted in Norway, as described in Hydro's annual report.

The opening balance sheet is based on the audited interim balance sheet for Norsk Hydro ASA as of 30. September 2003. Assets and liabilities related to Agri Business, including Related Transactions, as described in the demerger plan, are transferred from Norsk Hydro ASA to AgriHold ASA as contribution in kind at Norsk Hydro's book value. The assets and liabilities transferred, together with the cash amount contributed at the formation of AgriHold ASA represent an estimate of the opening balance sheet for AgriHold ASA as of the consummation date of the demerger. An assumption has been made that the cash amount contributed at formation will be used to repay loans from Norsk Hydro ASA, see 2.5 in the demerger plan.

Appendix 12

Translation from Norwegian

To the General Meetings of Norsk Hydro ASA and AgriHold ASA

INDEPENDENT ACCOUNTANTS' REPORT

In our opinion the draft opening balance sheet for AgriHold ASA as of the consummation date of the demerger (March 24, 2004) has been presented in accordance with accounting principles generally accepted in Norway.

Oslo, Norway, 28 November, 2003

DELOITTE AS

Kjetil Nevstad

State Authorized Public Accountant, (Norway)

Appendix 13

Translation from Norwegian

To the General Meeting of Norsk Hydro ASA

INDEPENDENT ACCOUNTANTS' REPORT

We confirm that subsequent to the reduction of Share Capital in Norsk Hydro ASA from NOK 5,331,933,000, by;

NOK 29,686,000 through cancellation of 1,484,300 treasury shares,
NOK 23,158,440 through redemption of 1,157,922 shares, and
NOK 448,722,527.60 through the demerger of Agri to AgriHold ASA

to NOK 4,830,366,032.40 there will be a full coverage for Norsk Hydro ASA's restricted equity subsequent to the reduction.

Oslo, Norway 28 November 2003
DELOITTE AS

Aase Aa. Lundgaard
State Authorized Public Accountant, (Norway)

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Exhibit 3: Financial Information

APPENDIX 1. Form 6-K for the quarter ended September 30, 2003

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the nine months ending 30 September, 2003

s Quarterly Report on Form 6-K (the "Report"), references to the "Company" are to Norsk Hydro ASA; references to "Hydro" or Group" are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in /egian kroner ("NOK"). In this Report, references to "US dollar", "USD", or "$" are to United States dollars, and references to ?" are to European Monetary Union's single currency Euro.

SOLIDATED RESULTS (US GAAP) AUDITED)

	Third quarter			01.01-30.09			Year
	2003	**2003**	2002	**2003**	**2003**	2002	2002
n, except per share data	**NOK**	**EUR**[1]	NOK	**NOK**	**EUR**[1]	NOK	NOK
ating revenues	**41,857**	**5,116**	40,813	**127,249**	**15,553**	123,033	167,040
ating income	**5,730**	**700**	3,945	**17,121**	**2,093**	13,845	19,841
consolidated investees	**181**	**22**	(356)	**850**	**104**	(451)	33
est income and other financial income	**315**	**39**	210	**1,118**	**136**	1,084	1,418
r income (loss), net	**139**	**17**	-	**(1,702)**	**(208)**	219	219
ings before interest expense and taxes (EBIT)	**6,365**	**778**	3,799	**17,387**	**2,125**	14,697	21,511
est expense and foreign exchange gain/(loss)	**(2)**	**-**	(628)	**(1,288)**	**(157)**	294	517
ne before taxes and minority interest	**6,363**	**778**	3,171	**16,099**	**1,968**	14,991	22,028
ne tax expense	**(4,039)**	**(494)**	(2,701)	**(9,301)**	**(1,137)**	(9,549)	(13,278)
rity interest	**73**	**9**	43	**124**	**15**	43	15
ne before cumulative effect of change in ounting principle	**2,397**	**293**	513	**6,922**	**846**	5,485	8,765
ulative effect of change in ounting principle	**-**	**-**	-	**281**	**34**	-	-
ncome	**2,397**	**293**	513	**7,203**	**880**	5,485	8,765
ngs per share before change in ounting principle (in NOK and Euro)	**9.30**	**1.10**	2.00	**26.80**	**3.30**	21.30	34.00
ngs per share (in NOK and Euro)	**9.30**	**1.10**	2.00	**27.90**	**3.40**	21.30	34.00
ıcial data							
DA [2] – million	**10,414**	**1,273**	7,490	**30,855**	**3,771**	25,203	35,658
tments – million	**4,680**	**572**	3,712	**13,713**	**1,676**	39,767	45,716
nterest-bearing debt/equity [3]	**0.24**	**0.24**	0.43	**0.24**	**0.24**	0.43	0.44

ɜentation in Euro is a convenience translation based on the exchange rate at September 30, 2003, which was 8.1817.
TDA: Earnings before Interest, Tax, Depreciation and Amortization. See page 24.
interest-bearing debt divided by shareholders' equity plus minority interest.

ıparative figures are for the corresponding period in 2002 unless otherwise stated. Certain amounts in previously issued consolidated financial statements ɜclassified to conform with the 2003 presentation.

Norsk Hydro's net income in the third quarter of 2003 was NOK 2,397 million (NOK 9.30 per share) compared to NOK 513 million (NOK 2.00 per share) in the same period last year. Operating income in the third quarter amounted to NOK 5,730 million, an increase of 45 percent compared to the corresponding period in 2002.

Higher oil and gas production together with lower oil and gas exploration costs were the main factors underlying the improved operating results.

Net income before the effects of changes in accounting principles for the first three quarters of the year was NOK 6,922 million (NOK 26.80 per share), compared to NOK 5,485 million (NOK 21.30 per share) in the same period last year.

"It is particularly pleasing to note that Hydro's good results in Oil and Energy are based on strong production growth and good cost control, as well as high oil and gas prices," says President and CEO Eivind Reiten.

"The start-up of the Grane and Fram Vest fields is on schedule and with costs well below budget demonstrate our ability to manage large, complex development projects. Our organization's success in maintaining a high level of production regularity has contributed to an upward adjustment of the estimate for this year's oil and gas production to 520,000 barrels of oil equivalent per day (boed) compared to the previous estimate of 510,000 boed.

The aluminium results remain weak, but the continued high pace of our improvement programs is very positive. Our decision to participate in the further expansion of the alumina refinery, Alunorte in Brazil, represents another step to secure a competitive source of raw materials for our aluminium operations. Developments in the fertilizer markets are good, and Agri stands as a competitive and well-run fertilizer operation as it prepares to spin-off as a separate listed company," continues Reiten.

Hydro's oil and gas production in the third quarter averaged 489,000 boed, an increase of 8 percent compared to the same period last year. Oil prices in Norwegian kroner were substantially unchanged, while the price of natural gas was 17 percent higher than in the corresponding period last year. Hydro expects considerably higher production in the fourth quarter with total production estimated at 520,000 boed for the year as a whole, and 560,000 boed for the fourth quarter. Exploration costs charged against income in the third quarter amounted to NOK 303 million.

Hydro signed an agreement in the third quarter for the sale of the company's share in the Scanraff oil refinery in Sweden. The agreement is expected to be concluded in the fourth quarter after approval from the authorities and result in a gain on disposal of approximately NOK 600 million.

Aluminium's operating income in the third quarter was slightly higher than the prior year. The markets for semi-finished products remain weak, while metal prices in dollar terms are somewhat higher. Prices measured in Norwegian kroner, however, are slightly lower. The cost improvement programs continue and are on target.

Agri results reflect stronger markets for most fertilizer products, but the improvements were partly offset by the effect of high energy prices on raw material costs. Sales volumes were stable after adjusting for the effects of disposals of non core activities since the equivalent period of last year.

The Board's decision taken in the second quarter to prepare for the spin-off of Hydro's Agri operation has been followed up by an extensive process to establish the best possible basis for making a decision regarding the type of transaction and the practical implementation. External advisors have been engaged and the plan for Hydro Agri to be listed as a separate company during the course of the first half of 2004 is on schedule.

The provision for taxes for the first three quarters was NOK 9,301 million, representing approximately 58 percent of pre-tax income. The tax provision has been strongly influenced by amendments to the Norwegian tax regulations relating to the future costs of removing oil and gas installations on the Norwegian continental shelf after production has ceased. In addition, the tax provision for the third quarter 2003 included a one time positive effect of NOK 139 million relating to the final conclusion of an outstanding tax ruling in Norway. Excluding these effects, tax expense amounted to 65 percent of pre-tax income for the first three quarters and 66 percent for the third quarter of 2003.

Investments in the third quarter of 2003 amounted NOK 4,680 million. Just over half of the investments related to oil and gas operations.

Cash flow from operations for the first three quarters was NOK 23.2 billion (NOK 19.8 billion) mainly due to higher earnings.

Hydro has earlier established a goal to dispose of non core business assets totaling NOK 10 billion during 2002 and 2003. As of the end of the third quarter 2003, disposals have been completed or agreed for approximately NOK 9 billion.

ırter 2003

ɔn	Operating income (loss)	Non-cons. inv., Interest & selected fin.items	Other income	Depreciation and amortization	EBITDA
and Energy	5,322	3	-	2,420	7,745
ıminium	530	39	-	929	1,498
ri	464	187	-	338	989
ivities	(318)	77	139	360	258
ı and Eliminations	(268)	190	-	2	(76)
	5,730	496	139	4,049	10,414

09.2003

on	*Operating* income (loss)	Non-cons. inv., *Interest &* selected fin.items	Other income	Depreciation and amortization	EBITDA
and Energy	15,149	117	326	7,095	22,687
ɹminium	1,747	398	-	2,544	4,689
ɹri	1,893	506	-	865	3,264
livities	(424)	322	162	748	808
e and Eliminations	(1,244)	625	(2,190)	2,216[2)]	(593)
	17,121	1,968	(1,702)	13,468	30,855

ɔification on page 29.
non-cash charge relating to an expected state grant pertaining to an asset removal obligation of NOK 2,207 million (page 14).

for the third quarter was NOK 10,414 million (NOK llion). EBITDA for the first three quarters was NOK NOK 25,203 million).

s from non-consolidated investees in the third quarter K 181 million, compared with a loss of NOK 356 million rd quarter of 2002. The results in 2002 were affected lized foreign exchange losses relating to the alumina ı in Brazil of NOK 381 million compared with foreign e losses of NOK 18 million in the third quarter of the ear. *Earnings increased by NOK 174 million (excluding* ncy effects) mainly as a result of stronger performance lees in Agri reflecting higher fertilizer prices.

come amounted to NOK 139 million representing a he disposal of Carmeda AB, a medical equipment and company.

On 7 May 2003, the Annual General Meeting of Norsk Hydro ASA authorized the Board of Directors to buy back up to 2,808,810 shares over the next 18 months for the purpose of subsequent cancellation. Accordingly, Hydro purchased 1,484,300 shares during the third quarter at an average price of NOK 374. *Based on an agreement with the Norwegian State,* Hydro's largest shareholder, a proportional share of the State's interest will also be bought for cancellation. The State's ownership interest will therefore remain unaffected by the buyback and cancellation. A total of up to 5 million shares may be cancelled, *representing* 1.9 percent of the outstanding shares. A final decision on cancellation must be approved by a majority of two thirds of the shareholders in a future General Meeting.

HYDRO OIL AND ENERGY

Operating income (loss)

NOK million	Third quarter 2003	Third quarter 2002	01.01-30.09 2003	01.01-30.09 2002	Year 2002
Exploration and Production	**4,579**	2,583	**13,168**	8,660	13,137
Energy and Oil Marketing	**739**	587	**2,001**	1,903	2,784
Eliminations	**4**	-	**(20)**	-	26
Total	**5,322**	3,170	**15,149**	10,563	15,947

EBITDA

NOK million	Third quarter 2003	Third quarter 2002	01.01-30.09 2003	01.01-30.09 2002	Year 2002
Exploration and Production	**6,814**	4,624	**19,812**	14,864	21,593
Energy and Oil Marketing	**927**	827	**2,895**	2,589	3,721
Eliminations	**4**	-	**(20)**	-	26
Total	**7,745**	5,451	**22,687**	17,453	25,340

	Third quarter 2003	Third quarter 2002	01.01-30.09 2003	01.01-30.09 2002	Year 2002
Oil and gas production (thousands boe/d)	**489**	452	**508**	460	480
Oil price (USD/bbl)	**28.20**	27.10	**28.60**	24.30	24.70
Oil price (NOK/bbl)	**206.60**	204.00	**203.60**	197.60	194.20
Average exchange rate USD/NOK	**7.32**	7.52	**7.13**	8.13	7.88
Gas price (NOK/Sm^3)	**1.01**	0.86	**1.01**	0.95	0.95
Exploration expense (NOK million)	**303**	1,342	**1,109**	2,992	3,558

Hydro Oil and Energy consists of the two sub-segments : 'Exploration and Production' and 'Energy and Oil Marketing'.

Operating income for Oil and Energy in the third quarter of 2003 was NOK 5,322 million, around 68 percent higher than in the same period last year. Operating income for the first three quarters was 43 percent higher than the corresponding period of last year.

Hydro's realized crude oil price during the third quarter was USD 28.2 per barrel (*USD 27.1 per barrel*). *Measured in Norwegian* kroner, the oil price was around the same level as in the third quarter of 2002.

Realized prices for Hydro's gas volumes was 17 percent higher than for the equivalent period last year, amounting to NOK 1.01 per Sm^3. However, realized gas prices were negatively affected by spot market prices that were lower than long-term contract prices. Average realized gas prices *for the first three* quarters of 2003 were somewhat higher than the same period of last year.

Prices in the Nordic electricity market remained stable throughout the third quarter of 2003. *Spot prices averaged* NOK 255 per MWh, compared to NOK 149 per MWh in the corresponding period last year. Forward prices for deliveries of electricity up to 2006 increased slightly during the third quarter. Water reservoir levels in Norway and Sweden *rose during the* quarter, but remain around 15 percent lower than normal.

EBITDA for Oil and Energy for the third quarter was NOK 7,745 million, around 42 percent higher than the equivalent period last year. *For the first three quarters of 2003,* EBITDA was 30 percent higher than the same period of last year.

Factors affecting developments in the next few months:
In the fourth quarter of 2003, oil and gas production is expected to reach around 560,000 boed as a result of the start-up of new fields, fewer planned maintenance shutdowns and normal seasonal variations in gas consumption. On the basis of devel*opments during the current year* and prospects for the rest of the year, Hydro's production targets have been raised from the earlier target for 2003 of 510,000 boed to 520,000 boed.

Overall exploration activities for 2003, with an expected *expenditure* of NOK 1.9 billion, are expected to be somewhat lower than planned.

ıs signed an agreement for the sale of the company's nt ownership interest in the Scanraff oil refinery in The sale is pending approval of the authorities, which ed to be granted in the fourth quarter. The disposal will a tax free gain estimated at approximately NOK 600 mil-

ATION AND PRODUCTION

g income from Exploration and Production for the rter was NOK 4,579 million, an increase of about 77 compared to the third quarter of 2002. Production in the rter was 8 percent higher than for the same period last roving results by approximately NOK 600 million. Explo- sts in the third quarter were NOK 1,039 million lower corresponding period last year. Realized gas prices d in the quarter approximately 17 percent compared

g income for the first three quarters was 52 percent an in the same period last year. The improvement main- from an increase in both oil and gas production during d. In addition, exploration costs charged to income for er were considerably lower than in the equivalent peri- ear.

production of oil and gas in the third quarter of 2003 489,000 boed, an increase of 37,000 boed compared d quarter of 2002. Oil production (including NGL and ate) amounted to 373,000 boed in the third quarter, ed higher than in the same period last year. Mainte- utdowns resulted in a loss of oil production (including condensate) of around 18,000 boed in the third quar- production in the third quarter was 3 percent above the e second quarter this year, and around 32 percent an in the equivalent period last year, partly due to new h as Tune and Sigyn coming on stream on the Norwe- inental shelf.

roduction costs, depreciation and net tariffs) per l barrel for the first three quarters of the year amounted 8.8 (NOK 77.0 for the third quarter). The reduction of nt in the first three quarters is mainly due to increased n and higher regularity.

on costs of NOK 303 million (NOK 1,342 million) were o income in the quarter. Two oil discoveries were made d quarter in the Grane/Heimdal area (Klegg on License Ringhorne Øst on License 027/169). Two wells on the n continental shelf were dry and have been charged to n the quarter. An exploration well is currently being ran with the results expected in the fourth quarter.

Total exploration activities have been lower than in the equivalent period last year. On 1 October, Hydro submitted an application for 8 licenses in the North Sea in the first round of the Norwegian Oil Directorate's distribution of previously defined areas.

The Grane and Fram Vest development projects, operated by Hydro, have made good progress throughout the development period. Grane came on stream on 23 September, three weeks ahead of schedule, while Fram Vest started production at the beginning of October as planned. Development cost for the Grane project was around NOK 1.5 billion lower than initial estimates. Hydro's share of the Grane field is 38 percent. The Grane field contains oil of a different quality than is found in the rest of the Norwegian sector. As a result, oil from Grane will be sold at a lower price than standard quality Norwegian oil. However, the price level during the start up phase is uncertain, which is normal when introducing a new grade of oil. The Fram Vest development costs were NOK 600 million below initial estimates. Hydro's ownership share of this field is 25 percent. The Mikkel field, in which Hydro has a 10 percent interest, started production in line with plan on 1 October.

The Norwegian and British authorities have agreed on the main principles for a treaty relating to new pipelines between the two countries. This will make it possible to ship gas from the Ormen Lange field to the UK. The plan for development and operation (PDO) for Ormen Lange is expected to be submitted as planned in the fourth quarter of 2003.

The agreement with the Russian oil company Lukoil on the transfer of a 25 percent share of Hydro's exploration contract in the Anaran block in Iran was approved by the Iranian authorities in the third quarter. This is reflected in the results with a corresponding reduction in capitalized exploration costs. Following the sale, Norsk Hydro retains a 75 percent share of the Anaran contract.

ENERGY AND OIL MARKETING

Operating income for Energy and Oil Marketing in the third quarter of 2003 was NOK 739 million (NOK 587 million). Operating income for the first three quarters was NOK 2,001 million, an increase of 5 percent compared with the same period last year.

Operating income for Power Supply and Marketing increased with NOK 61 million in the third quarter of 2003 compared to the same period in 2002. Power production in the third quarter of 2003 was 2.0 TWh, a reduction of 14 percent compared to the equivalent period last year. The stronger result is due to higher prices and income from trading activities.

Operating income from Gas activities improved by NOK 95 million compared to the same period last year. Around NOK 33 million of operating income came from Gas Sourcing and Marketing, while the remainder related to Gas Infrastructure. The stronger results from Gas Infrastructure were mainly due to higher tariff income, and lower depreciation charges following the extension of license periods for a number of gas pipelines when Gassled was established in January 2003. In the third quarter, Hydro signed an agreement with A.P. Møller-Mærsk A/S, a Danish company, for the purchase of 0.66 billion cubic meters of gas per year during the period 2005 to 2009.

Operating income from Oil Trading and Refining increased by NOK 20 million in the third quarter of 2003 compared with the same period last year. Lower results from crude oil trading were offset by improved results from refining, shipping and other trading activities.

Operating income from Oil Marketing in the third quarter of 2003 was NOK 33 million (NOK 44 million). The reduction was mainly due to lower sales margins. The result for the third quarter 2003 includes an inventory gain of NOK 30 million, which is somewhat lower than for the equivalent period last year.

EBITDA for Energy and Oil Marketing was NOK 927 million in the third quarter of 2003, compared to NOK 827 million in the same period last year. EBITDA for the first three quarters was NOK 2,895 million, representing an increase of 12 percent compared with the same period last year. A transfer of ownership interests in Sundfjord Kraft ANS in return for 20.2 percent of the shares in SKS Produksjon AS during the second quarter resulted in a gain of NOK 326 million reflected in the results.

HYDRO ALUMINIUM

Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	**2003**	2002	**2003**	2002	2002
Metals	**571**	441	**1,685**	1,265	1,690
Rolled Products	**18**	(18)	**71**	(108)	(295)
Extrusion and Automotive	**(4)**	12	**38**	43	14
Other and eliminations [1]	**(55)**	(23)	**(47)**	268	289
Total	**530**	412	**1,747**	1,468	1,698

EBITDA

	Third quarter		01.01-30.09		Year
NOK million	**2003**	2002	**2003**	2002	2002
Metals	**991**	474	**3,162**	1,739	2,703
Rolled Products	**184**	101	**567**	211	258
Extrusion and Automotive	**377**	274	**1,006**	799	1,084
Other and eliminations	**(54)**	(22)	**(46)**	269	289
Total	**1,498**	827	**4,689**	3,018	4,334

	Third quarter		01.01-30.09		Year
	2003	2002[2]	**2003**	2002[2]	2002[2]
Realized aluminium price LME (USD/tonne)	**1,445**	1,377	**1,424**	1,378	1,372
USD/NOK, realized [3]	**7.33**	7.81	**7.30**	8.45	8.21
Primary production (Kmt)	**381**	348	**1,084**	775	1,253

1) Includes unrealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.
2) Revised figures to include realized hedges.
3) Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in EBITDA.

The Aluminium business area is comprised of the sub-segments Metals (Primary Metals and Metal Products), Rolled Products, Extrusion and Automotive (including the North America unit). During the first quarter of 2002, Hydro acquired VAW Aluminium and Technal. Hydro's consolidated results include the operating results of VAW as of 15 March 2002 and Technal, as of 26 January 2002.

dro Aluminium's operating income for the quarter was K 530 million (NOK 412 million). Excluding infrequent items oth periods, in the third quarter, operating income was NOK million (NOK 470 million). During the quarter, positive cts relating to higher sales volumes were partly offset by eased costs and depreciation including a write down of ets amounting to NOK 63 million.

dro Aluminium improved primary metal volumes as a ult of new production capacity. Positive results relating to rovement programs were offset by higher costs resulting n the ramp up of new activities and negative currency cts related to the appreciated Euro. Depreciation increased inly due to new production capacity. Operating income relat- to trading activities improved by NOK 240 million compared he third quarter of 2002.

erall Western world shipments of primary metal increased estimated three percent for the first three quarters of 2003 npared to the same period last year while reported invento- s increased by about 120,000 tonnes since the end of 2002. e average market price for aluminium (LME 3 month average) s USD 1,420 per tonne for the third quarter 2003. This was out seven percent higher than in the third quarter 2002, and three percent from the previous quarter.

mand softened further for nearly all Extrusion and Automo- e products resulting in pressure on volumes and margins. ght vehicle sales in Europe and USA declined just over two rcent on a year to date basis from 2002. The European mar- t for Rolled Products was nearly flat but there were positive ns in the North American market. However, the weaker USD aced a disadvantage on producers outside the US.

provement programs initiated by Hydro Aluminium in 2001 d 2002 remained on target. The overall goal of the programs to achieve an improvement in operating results, including ductions of annual costs, of NOK 2.5 billion with full effect in 04 compared to the cost level of the combined VAW and ydro Aluminium businesses in 2001. Related savings were about NOK 320 million for the third quarter of 2003 and about NOK 920 million for the first three quarters of the year. Accumulated savings compared to 2001 amounted to about NOK 1.9 billion at the end of the third quarter of 2003.

Infrequent items:* In order to better understand Hydro Aluminium's underlying performance, in the discussion below, operating income has been adjusted for certain items referred to as infrequent items.

Net infrequent items charged in the third quarter of 2003[1)] amounted to NOK 3 million while NOK 59 million of infrequent items were charged in the third quarter of the previous year[2)].

For the first three quarters of 2003, operating income, excluding new business and infrequent items declined approximately NOK 550 million. Lower results reflected a substantial fall in margins due to lower aluminium prices measured in Norwegian kroner of approximately 11 percent from the corresponding period last year. The negative effects were partly offset by higher sales volumes, better product premiums, the contribution of hedges and better trading results.

EBITDA for the third quarter of 2003 was NOK 1,498 million, an increase of NOK 671 million compared to the same period last year. EBITDA was influenced by an unrealized currency loss of NOK 18 million in the third quarter of 2003 relating to the revaluation of dollar denominated debt held by the Company's non-consolidated investee, Alunorte, located in Brazil. Corresponding unrealized currency losses were NOK 381 million in the third quarter 2002. Excluding infrequent items and the currency effects related to Alunorte, EBITDA improved NOK 253 million for the third quarter.

For the first three quarters of 2003, EBITDA was higher than the same period last year largely due to the inclusion of VAW for the entire period of 2003 and due to lower infrequent items and restructuring charges. Unrealized gains from the Alunorte loan were NOK 208 million for the first three quarters of 2003 compared to a loss of NOK 626 million for 2002.

See discussion on Non-GAAP Measures (EBITDA for example) of Financial Performance on page 24 of this report.

Infrequent charges split by segment for the third quarter of 2003 (and first three quarters) were: Metals NOK 0 million (gain of NOK 19 million); Rolled Prod ucts NOK 29 million (NOK 34 million); and Extrusion and Automotive gain of NOK 26 million (loss of NOK 110 million). The main infrequent charges in the third quarter of 2003 included demanning and rationalization costs of approximately NOK 21 million and a one time gain of NOK 18 million on realigning the North American benefit plan to be closer to common industry practice. The main infrequent items for the first three quarters of 2003 were NOK 140 million (USD 20 million) related to the loan loss provision on a subordinated loan provided to Goldendale Aluminium Inc. included in the Extrusion and Automotive sector and the reversal of an environmental accrual of NOK 59 million.

Infrequent charges (including restructuring charges) impacting operating income for 2002 were NOK 59 million for the third quarter (NOK 667 million for the first three quarters). The costs mainly relate to manning reductions in connection with the improvement programs, an extrusion plant closure and higher cost of goods sold from VAW inventories due to the fair value adjustment as of the acquisition date. Metals downwardly revised restructuring accruals relat ed to Magnesium by NOK 69 million in the third quarter (gain of NOK 10 million for the first three quarters). Infrequent charges split by segment for the quarter (and first three quarters of 2002) were: Metals NOK 11 million (NOK 282 million); Rolled Products NOK 25 million (NOK 235 million) and Extrusion and Automotive NOK 92 million (NOK160 million).

Factors affecting developments in the coming months: European market indicators remain flat leading to an expectation of low demand for aluminium for the rest of the year. Industry bookings for aluminium in the third quarter for deliveries in the fourth quarter indicate an expected upturn in the United States. For downstream activities, there is continued uncertainty underlying a possible recovery.

The fourth quarter results are also expected to be impacted by seasonal effects. Rolled Products and Extrusion and Automotive demand tends to decline in the fourth quarter as a result of the Christmas holidays.

In addition, realized aluminium prices in Norwegian kroner are expected to be lower in the fourth quarter assuming the current NOK/USD exchange rate. The expected reduction results from the magnitude of the currency portion of the Sunndal hedge program which is only about one fourth of the USD amount compared to the third quarter.

METALS

Operating income for the third quarter was NOK 571 million (NOK 441 million). Adjusted for infrequent items, operating income increased by NOK 188 million in third quarter. The increase was mainly due to higher volumes. Lower margins resulting from the strengthening of the NOK against the USD and higher fixed costs were offset by the contribution from hedges, better product premiums and improved trading results.

Hydro realized an aluminium price of USD 1,445 per tonne for the third quarter of 2003 compared to USD 1,377 per tonne for the same period of 2002. The realized price includes the effect of hedges. Measured in Norwegian kroner, however, the realized aluminium price declined by approximately two percent. The realized NOK/USD exchange rate was NOK 7.33 in the third quarter of 2003 (NOK 7.81 in 2002), including hedges.

Realized effects of hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results by about NOK 142 million in the third quarter of 2003. Hedges related to Sunndal contributed NOK 68 million in 2003. For the first three quarters of 2003, the effects of these hedges positively impacted the results by NOK 405 million (NOK 114 million in 2002). LME future contracts relating to Sunndal are spread evenly over the quarters while the amount of US dollar forward contracts vary by quarter.

Lower aluminium prices stated in Norwegian kroner (excluding hedges) reduced margins by approximately NOK 250 million for the third quarter of 2003 compared with the same period of 2002. Approximately NOK 140 million of this reduction was offset by higher product premiums (particularly for extrusion ingot), improved magnesium margins due to a better product mix and lower costs for USD denominated raw materials.

Volumes for Hydro Aluminium's primary metal increased 10 percent in the third quarter of 2003 compared to the same period of 2002. This mainly reflected the new capacity from Sunndal.

Operating income from trading activities improved by approximately NOK 240 million compared to the third quarter of 2002, mainly due to the positive impact of a stronger EUR/USD exchange rate. Excluding currency effects trading results improved about NOK 40 million.

For the first three quarters of 2003, operating income was NOK 1,685 million (NOK 1,265 million). Excluding VAW activities for the first quarter and infrequent items, operating income fell NOK 175 million. Lower net margins resulted in a reduction of operating income by about NOK 875 million. The effect of the lower realized NOK/USD exchange rates substantially exceeded the improvements in realized aluminium prices and product premiums measured in USD. Other operating improvements, including higher sales volume, the contribution of hedging and higher trading results (mainly due to positive currency effects), contributed positively by about NOK 690 million.

EBITDA for Metals in the third quarter of 2003 was NOK 991 million (NOK 474 million). Excluding infrequent items and the currency effects for Alunorte, EBITDA increased by NOK 211 million. For the first three quarters of 2003, EBITDA was also higher than in the corresponding period last year. Excluding VAW activities for the first quarter, infrequent items and currency effects for Alunorte, EBITDA was NOK 2,461 million (NOK 2,572 million).

Hydro Aluminium's brown field expansion projects are all progressing according to plan and within budget. The expansion project for the aluminium plant in Sunndal, Norway, has now started up approximately 70 percent of the total planned expansion.

Emission standards established by the Norwegian Pollution Authority require production facilities using Søderberg technology in the Høyanger and Årdal primary aluminium plants to be closed or replaced by 2006. After an extensive assessment Hydro determined that investments to replace this capacity will not be made. The resulting closures will reduce the Company's annual primary aluminium production capacity by 72,000 tonnes. The affected facilities will be fully depreciated as of the closure date. A project to evaluate the impact of the closures on manning, restructuring and other sustainability issues relating to the locations and communities involved is in process. However, the expansion of the primary metal plants at Sunndal during 2002 – 2004 will increase Hydro's annual primary aluminium production by approximately 230,000 tonnes per year.

Important strategic step for Hydro Aluminium in the third
rter was the decision to participate in the planned expansion
lunorte, the low cost alumina refinery located in Brazil. The
ansion will provide Hydro with an additional 610,000 tonnes
lumina annually beginning from the second quarter 2006.
expansion will increase Hydro Aluminium's raw material sup-
secured by equity investments.

ew long-term agreement with Talum in Slovenia will supply
ro Aluminium with 70,000 tonnes of foundry alloy products
year starting in 2004 through 2010. The agreement
ances Hydro Aluminium's metal supplier concept built on a
ibination of equity primary aluminium production, recycling
remelt facilities and third party supply contracts.

LLED PRODUCTS

rating income for the third quarter of 2003 was NOK 18
on, an improvement of NOK 36 million compared to an oper-
g loss in the same period of last year. Excluding infrequent
s, operating income was NOK 47 million, an improvement of
ut NOK 40 million compared to the third quarter of 2002.
ner margins and volumes were the main reasons for this
rovement. In addition, costs were impacted by an accrual of
< 31 million relating to a duty claim.

icult market conditions continued with volumes at about
same level in Europe and somewhat higher in the US com-
ed to the third quarter of 2002. A weaker USD/EUR exchange
put pressure on margins in Europe.

ed products margins were higher contributing approxi-
ely NOK 70 million to operating income compared to the
l quarter of 2002. Inventory losses from falling metal prices
NOK 60 million in third quarter of 2003 (NOK 146 million
002) positively influencing margins. However, the effects of
ency changes resulted in a negative impact on margins.

pped volumes increased nearly six percent as Rolled Prod-
increased market share in a relatively flat market.

Holmestrand improvement program is proceeding
ording to plan. The goal of the program is to reduce annual
l costs by approximately NOK 80 million. The program
ves manning reductions of 80 persons representing approx-
ely 16 percent of the total work force by the end of 2004.
ut 80 percent of the reductions were completed at the end
e third quarter.

he first three quarters of 2003, operating income was
71 million compared to a loss of NOK 108 million in the
e period last year. Excluding infrequent items, operating
me was NOK 105 million (NOK 127 million). Positive effects
resulting from higher sales volumes in 2003 were offset by lower margins and higher costs. Inventory losses resulting from market value fluctuations relating to the metal contained in aluminium products in process of fabrication were approximately NOK 150 million for both 2003 and 2002.

EBITDA for Rolled Products for the third quarter of 2003 was NOK 184 million compared to NOK 101 million for the same quarter in the previous year. For the first three quarters of 2003, EBITDA was NOK 567 million (NOK 211 million). Excluding infrequent items, EBITDA was NOK 601 million (NOK 446 million). The activities of former VAW contributed a positive variance of approximately NOK 112 million to EBITDA in 2003 over 2002 since they were not consolidated for the entire period last year.

EXTRUSION AND AUTOMOTIVE

The operating loss for Extrusion and Automotive for the third quarter was NOK 4 million compared to operating income of NOK 12 million for the same period in 2002. Adjusted for infrequent items, the third quarter operating loss was NOK 30 million compared to operating income of NOK 104 million in the third quarter of the previous year. The reduction reflects higher fixed costs and a write down of assets in the amount of NOK 63 million during the period.

Market sentiment further declined in the third quarter of 2003 with no expectation of imminent recovery. As a result, many customers prepared to scale back production and demand for most products fell. This put additional pressure on prices and margins. Demand in the general extrusion market in Europe was stable or declining while demand for many extruded products in North America weakened further. For the construction industry, two major markets for Hydro Aluminium, Germany and Portugal, continue to be weak. In the automotive industry, light vehicle sales were lower than in 2002 for both Europe and North America.

However, Hydro Aluminium Automotive strengthened its position in the third quarter by concluding an important agreement relating to the delivery of front and rear bumper beams for Audi's redesigned A4 model.

Margins for Extrusion operations in Europe were at about the same level measured in Euro, but reflected a positive variance when reported in NOK. Despite price pressure for the North American extrusion operation, margins improved reflecting lower freight cost. Higher margins in these business operations more than offset the impact of lower prices on some products as well as somewhat higher costs due to the ramp up of new product lines.

Total volumes increased compared to 2002 due to the ramp up of shipments on new contracts. This offset reduced volumes from other business activities. European extrusion shipments remained at nearly same level as 2002. However, volumes for Hydro's Building systems operations declined due to lower demand from the European construction industry. North American operations were also negatively impacted by falling volumes.

Fixed costs in the third quarter increased about NOK 80 million. Measured in local currencies, sales and administration costs declined as a result of improvement programs and fixed costs were lower due to closure of activities in 2002. However, total costs increased mainly due to currency effects of Euro denominated costs reported in NOK. In addition, a temporary reduction of production resulted in increased costs.

Depreciation expense increased by NOK 103 million reflecting a write down of NOK 63 million of obsolete assets within several operating units in Automotive and higher charges following the start up of new production lines and remelt operations.

For the first three quarters of 2003, operating income was NOK 38 million (NOK 43 million). Excluding the VAW and Technal variance for the first quarter of 2003 and infrequent items, operating income was NOK 156 million (NOK 204 million). The positive effect of increased volumes was partly offset by the higher total costs and depreciation expense. Higher volumes resulted from the ramp up of new Automotive contracts.

EBITDA for Extrusion and Automotive for the third quarter of 2003 was NOK 377 million (NOK 274 million). Excluding infrequent items, EBITDA was NOK 352 million (NOK 365 million). For the first three quarters of 2003, EBITDA, excluding VAW and Technal variance for the first quarter of 2003 and infrequent items, increased by NOK 96 million.

HYDRO AGRI

	Third quarter		01.01-30.09		Year
NOK million	**2003**	2002	**2003**	2002	2002
Operating income	**464**	436	**1,893**	1,998	2,207
EBITDA	**989**	719	**3,264**	3,300	3,945

	Third quarter		01.01-30.09		Year
Sales including third party products (1,000 tonnes) 1)	**2003**	2002	**2003**	2002	2002
Europe	**2,261**	2,294	**7,704**	7,566	10,077
Outside Europe	**2,923**	3,135	**8,021**	8,475	11,580
Total	**5,184**	5,429	**15,725**	16,041	21,657
Hereof own production from Europe	**2,591**	2,573	**8,879**	8,531	11,136

1) Sales volume includes fertilizer products and nitrogen products for technical use.

Hydro Agri's operating income of NOK 464 million in the third quarter increased by NOK 28 million compared to third quarter last year. Operating income for the first nine months of 2003 was NOK 1,893 million, NOK 105 million lower than the corresponding period of the previous year. Positive price developments this quarter were partly offset by negative currency effects and higher energy costs.

The nitrogen fertilizer market continued to strengthen during the third quarter. The average urea price (fob Arab Gulf) during the third quarter was USD 150 per tonne, an increase of 34 percent compared to the same quarter last year. The urea price increase was supported by higher global consumption, continued production cutbacks in the US due to high gas prices and production stops due to production problems in Russia, Ukraine, Indonesia, and Algeria. Ammonia prices reached an average

[194 USD per tonne (fob Trinidad) for the third quarter. a historically high level. The positive nitrogen price trend ected the European nitrate prices, which started the sea- a satisfactory level and continued to rise through the . Compared to third quarter last year, the average CAN vas 28 percent higher measured in USD, while the se in Euro was 12 percent.

ıl, higher prices measured in USD improved operating e by NOK 690 million compared to the same quarter last higher gas and oil prices in Europe increased costs for y NOK 310 million compared to third quarter last year. The ciation of the NOK and Euro against the USD impacted ting income negatively by approximately NOK 80 million. ərmore, bad debt provisions of NOK 80 million, mainly d to customers in Africa, were charged to the result. Fixed neasured in local currency increased about NOK 100 mil- nainly relating to extraordinary maintanence and increased ion costs. The underlying development in fixed costs ed a small increase compared to the third quarter of 2002.

's total sales volume in the third quarter was 5 percent v third quarter last year. The reduction reflected the exit low-margin sales in the phosphate fertilizer market in con- ion with the divestment of Farmland Hydro last year. Sales of produced products were in line with last year.

urope, Agri's third quarter sales volume was at the same l as in the corresponding quarter last year. Total European lizer imports have been low for the quarter and in line with year. The attractive urea prices offer exporters many alterna- markets. Total nitrogen deliveries in West Europe are compa- le to third quarter last year.

side Europe, Agri's sales volume was maintained for the rter after adjusting for the strategic decision to exit the duction of phosphate fertilizers. Results in North America, n America and Asia were maintained at a satisfactory level, le the continued difficult political situation in some key coun- s in Africa resulted in weak results for this region.

Industrial segment (Hydro Gases and Chemicals) deliv- d a weaker third quarter this year with an operating income JOK 101 million (NOK 162 million). EBITDA was NOK 168 ion (NOK 217 million). The increase in the nitrogen raw mate- costs, which benefits the fertilizer activity positively, resulted emporary pressure on industrial product margins because ərnal sales contracts include price adjustments with certain lags. Sales volume of technical nitrates increased due to eased coal mining activity. Nitrogen chemicals volume lined due to temporary production stops while industrial es and carbon dioxide sales were in line with last year.

Productivity in Agri increased as a result of improvements in the production system. Fixed cost per tonne in the European production system was reduced by 5 percent this quarter compared to last year. Total fixed cost showed a small nominal increase. Operating capital measured as capital days were down 10 percent from the third quarter last year.

EBITDA for the third quarter of 2003 amounted to NOK 989 million (NOK 719 million). Positive price developments this quarter of NOK 740 million were partly offset by negative currency effects of NOK 115 million and higher energy costs of NOK 310 million. The negative volume effect for the quarter was NOK 40 million.

EBITDA for the first nine months of 2003 was NOK 3,264 million (NOK 3,300 million). Compared to last year the result was influenced by a positive price effect of NOK 1,870 million and negative effects from changes in exchange rates (NOK 720 million) and energy prices (NOK 1,000 million).

Factors influencing the short term outlook: Energy prices will continue to have a negative impact on Agri's results in the fourth quarter. Energy costs for Agri's ammonia factories in Europe reflect fuel oil prices with an average time lag of 4 - 5 months. Fourth quarter energy costs will thus mainly reflect the high fuel oil prices during the second quarter of 2003, making expected fourth quarter energy costs approximately NOK 200 - 250 million higher than in fourth quarter last year. A negative currency effect for the fourth quarter compared to same quarter 2002 is expected to have a further negative EBITDA effect of some NOK 100 million, assuming that the end September exchange rates remain unchanged for Agri's main currencies. The underlying market situation for nitrogen fertilizers is positive. The global market balance for nitrogen products has been improving and the inventory level in the distribution chain in Europe is lower than last year.

OTHER ACTIVITIES

Operating income (loss)

NOK million	Third quarter 2003	Third quarter 2002	01.01-30.09 2003	01.01-30.09 2002	Year 2002
Petrochemicals	**(73)**	62	**(36)**	29	(35)
Other	**(245)**	(43)	**(388)**	(36)	48
Total	**(318)**	19	**(424)**	(7)	13

EBITDA

NOK million	Third quarter 2003	Third quarter 2002	01.01-30.09 2003	01.01-30.09 2002	Year 2002
Petrochemicals	**28**	154	**253**	285	320
Other	**230**	211	**555**	426	724
Total	**258**	365	**808**	711	1,044

Other activities comprises Petrochemicals, Treka (formerly A/S Korn- og Foderstof Kompagniet), VAW Flexible Packaging (sold in April 2003), Pronova, the casualty insurance company Industriforsikring and Hydro Business Partner.

PETROCHEMICALS

The Operating loss for Petrochemicals was NOK 73 million in the third quarter 2003, a decrease of NOK 135 million compared with the corresponding period of the previous year. The decline reflects lower product prices and higher raw material costs, partly offset by higher volumes.

In the first three quarters of 2003, operating income declined by NOK 65 million while EBITDA declined by NOK 32 million compared with the same periods in the previous year. The reduction was mainly due to an increase in raw material costs. Results from non-consolidated investees were approximately NOK 42 million higher compared to the same period of 2002. The improvement was mainly due to higher product prices in Asia, which is the main market for Qatar Vinyl Company, a 29.7 percent Hydro owned investement.

TREKA

In the third quarter Treka disposed of its bioenergy activities. During the quarter, Biomar, the remaining business activity in Treka, increased an accrual for bad debts by about NOK 100 million reflecting the continuing weak salmon farming market. In addition, goodwill and intangible assets has been written down by around NOK 210 million.

PRONOVA

During the quarter, Pronova sold the Swedish subsidiary Carmeda AB resulting in a gain of NOK 139 million. Hydro will also receive a royalty on Carmeda's future income from sales.

CORPORATE ACTIVITIES AND ELIMINATIONS

The Results for the third quarter of 2003 was an operating loss of NOK 268 million (NOK 92 million). For the first three quarters of the year the result reflected an operating loss of NOK 1,244 million (NOK 177 million). The main reason for the increase relates to increased pension costs. In addition, the result for the first three quarters of 2003 includes a negative effect relating to the elimination of the unrealized gain of NOK 129 million on power purchase contracts included in Hydro Energy.

Hydro Energy is responsible for ensuring the supply of electricity for the company's own consumption and has entered into power purchase contracts in the market and sales contracts with other units in the group. These contracts are recognized at market value in Hydro Energy. For other Hydro units, the internal purchase contracts are regarded as normal purchase contracts and are not recognized at market value. During the third quarter, the estimated market value of the internal power contracts increased somewhat due to an increase in electricity forward prices. This represented an unrealized loss to Hydro Energy and was charged to the result, offsetting unrealized gains on external contracts. Elimination of this unrealized loss in Hydro Energy contributed to earnings in Corporate and Eliminations by NOK 12 million. For the first three quarters, the combined effects was a negative NOK 129 million included in Corporate and Eliminations. The contracts have a duration of up to 10 years and can result in significant unrealized gains and losses, impacting future earnings, depending on developments in the electricity markets (forward prices) and changes in the contract portfolio.

June 2003, the Norwegian tax regulations relating to the noval costs for oil and gas installations on the Norwegian con- ental shelf were amended. In accordance with earlier regula- ns, removal costs could not be deducted when calculating able income. Instead, the Norwegian state assumed a portion he removal costs by means of a special removal grant for ch license calculated on the basis of the average tax rate urred by the participating companies over the license period. e new rules permit removal costs to be deducted from taxable ome. The amendment resulted in a charge to other income of K 2,207 million in the second quarter representing the esti- ted value of existing grants. The charge has no cash effect d therefore no impact on EBITDA. At the same time, a deferred tax asset representing the value of the new tax deductions (calculated at 78 percent of the accrued asset removal obligation), was included as a reduction to the tax provision for the second quarter in the amount of NOK 2,380 million. The net non-recurring effect of the change in regulations amounted to NOK 173 million.

NANCE

	Third quarter		01.01-30.09		Year
K million	**2003**	2002	**2003**	2002	2002
erest income	**278**	305	**904**	1,220	1,548
idends received / net gain (loss) on securities	**37**	(95)	**214**	(136)	(130)
erest income and other financial income	**315**	210	**1,118**	1,084	1,418
erest expense	**(652)**	(761)	**(2,100)**	(2,422)	(3,189)
pitalized interest	**207**	162	**569**	437	607
t foreign exchange gain (loss)	**475**	30	**324**	2,405	3,262
ner	**(32)**	(59)	**(81)**	(126)	(163)
erest expense and foreign exchange gain/(loss)	**(2)**	(628)	**(1,288)**	294	517
t financial income (expense)	**313**	(418)	**(170)**	1,378	1,935

t financial income for the third quarter was NOK 313 million luding a foreign currency gain of NOK 475 million. During the arter the US dollar weakened in the range of 2-3 percent inst NOK, Euro and Australian dollars resulting in gains on lro's net US dollar debt positions. Weakening of other curren- s against NOK has also resulted in gains on debt positions in ign currencies. These gains have to some extent been offset currency losses on receivables.

r-to-date currency gains amounted to NOK 324 million and nly relate to the US dollar weakening against the Euro, Aus- n dollars and Canadian dollars.

interest cost for the third quarter was NOK 167 million com- d to NOK 313 million in the second quarter 2003. The improvement relates to several factors, mainly higher cash holdings, interest income related to a tax ruling and higher amount of interest capitalized.

Net interest bearing debt by the end of the third quarter 2003 was NOK 20.1 billion, compared with NOK 27.3 billion at the end of the second quarter. The improvement reflects high operating cash generation. However, a tax payment of approximately NOK 7 billion was due the first of October.

Hydro's debt/equity ratio, calculated as net interest bearing debt divided by equity plus minority interest was 0.24 at the end of the third quarter 2003.

TAX

Provision for current and deferred taxes for the first three quarters in 2003 amounted to NOK 9,301 million, representing approximately 58 percent of pre-tax income. The tax provision consists primarily of current taxes. The equivalent amounts for the first three quarters of 2002 were NOK 9,549 million and 64 percent.

The tax percentage for the first three quarters of 2003 was strongly influenced by the effect of changes in the Norwegian tax regulations relating to the costs of removing oil and gas installations from the Norwegian continental shelf. Pre-tax income for the first three quarters includes a negative non-recurring effect of NOK 2,207 million, while the tax expense includes a positive non-recurring effect of NOK 2,380 million relating to the new regulations.

In the tax assessment for 2001, Norsk Hydro ASA was disallowed a deduction of NOK 496 million in connection with tax-related loss on receivable in connection with a subsidiary company in the UK during the period 1982 to 1988. The loss was approved for tax deduction by the Norwegian Tax Appeal Board on 2 June 2003, a decision which is now final.
In the third quarter of 2003, tax expense was reduced by NOK 139 million.

Adjusted for the effects described above, the tax provision represented 65 percent of pre-tax income for the first three quarters, and 66 percent for the third quarter.

The high tax percent in both 2003 and 2002 reflects that oil and gas activities in Norway, which account for a relatively large part of earnings, are charged a marginal tax rate of 78 percent.

Oslo, 20 October 2003
Board of Directors

)ITY AND CAPITAL RESOURCES

s cash holdings (cash and cash equivalents) as of 30 September 2003 were NOK 16,461 million, an increase of NOK 10,496 million, com-
to its cash position as of 31 December 2002.

ısh provided by operating activities was NOK 23,224 million for the nine months ended 30 September 2003 compared to NOK 19,784 mil-
the corresponding period of the prior year, reflecting higher earnings of 2003.

ısh used in investing activities in the first three quarters of 2003 amounted to NOK 5,674 million compared to NOK 30,155 million for the
period of the prior year. In 2002, purchases of long-term investments, principally the acquisitions of VAW and Technal, and purchase of the
:gian State's Direct Financial Interests (SDFI) assets accounted for the largest portion of the investing activities. Higher proceeds from sales of
and long-term investments in 2003 resulted in lower net cash used in investing activities.

ısh used in financing activities was NOK 7,626 million in the first nine months of 2003 compared to net cash used in financing activities of
5,716 million in the third quarter of 2002. The increase in net cash outlay was mainly due to higher loan repayments in the first nine months of
compared to the same period of the prior year, and purchase of own shares during the third quarter of 2003.

.OSURES ABOUT MARKET RISK

ence is made to Item 11 in the Company's Form 20-F for 2002.

ıg the first nine months of 2003, the Company's positions in certain aluminum, energy, and other financial instruments, and their
ed market prices, have changed in such a manner that its exposure to commodity price and interest rate risk has decreased
ncreased, respectively. The decrease in commodity price risk was mainly due to the change in Hydro's exposure in aluminium
ions compared to year end 2002. Inclusion of VAW's long LME positions more than offset existing short LME positions and
ces Hydro's overall net exposure to increases in commodity prices. The effect resulted in an overall decrease in the hypothetical
in the fair value of Hydro's commodity instruments. The increase in interest rate risk was due to Hydro's financial instruments. An
ase in the long-term USD interest rates compared to year end 2002 resulted in an overall increase in the hypothetical loss in the
alue of Hydro's financial instruments. These factors have led to an increase and decrease in the hypothetical losses in the fair
e of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis provided under Item
the Company's annual report on Form 20-F for the year ended December 31, 2002. As discussed therein, the hypothetical loss
not include, among other things, certain positions necessary to reflect the net market risk of the Group. Therefore, Hydro's
agement cautions against relying on the information presented.

remaining activities for the nine months of 2003 have not materially impacted the other hypothetical losses in the fair value that
disclosed in the sensitivity analysis provided under Item 11 in the Company's annual report on Form 20-F for the year ended
ember 31, 2002.

VARD LOOKING STATEMENTS

der to utilize the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing
ollowing cautionary statement:

document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates,
ments of managements' plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects,
eted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future
lopments in Hydro's markets (particularly prices, supply and demand, and competition), results of operations, margins, risk man-
nent and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world eco-
c growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro's key markets, and
al oil and gas, aluminum and fertilizer supply and demand conditions. By their nature, forward-looking statements involve risk and
rtainty and various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking state-
or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro's
al results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F
e year-ended December 31, 2002, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

INDEPENDENT ACCOUNTANTS REPORT

To the Board of Directors and shareholders of Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and its subsidiaries as of 30 September, 2003 and 2002, and the related condensed consolidated statements of income and of cash flows for each of the nine-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December, 2002, and the related consolidated statements of income, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated 28 February, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December, 2002, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they were derived.

DELOITTE & TOUCHE AS

Oslo, Norway
20 October, 2003

NORSK HYDRO ASA and SUBSIDIARIES

IDENSED CONSOLIDATED STATEMENTS OF INCOME

	Third quarter			01.01-30.09			Year ended December 31,
	2003	2003	2002	2003	2003	2002	2002
except per share data	NOK	EUR[1]	NOK	NOK	EUR[1]	NOK	NOK
ing revenues	**41,857**	**5,116**	40,813	**127,249**	**15,553**	123,033	167,040
iation, depletion and amortization	**3,933**	**481**	3,569	**11,079**	**1,354**	10,206	13,912
perating costs	**32,194**	**3,935**	33,368	**99,049**	**12,106**	98,992	133,297
cturing costs	-	-	(69)	-	-	(10)	(10)
ing income	**5,730**	**700**	3,945	**17,121**	**2,093**	13,845	19,841
in net income of non-consolidated investees	**181**	**22**	(356)	**850**	**104**	(451)	33
t income and other financial income	**315**	**39**	210	**1,118**	**136**	1,084	1,418
ncome, net	**139**	**17**	-	**(1,702)**	**(208)**	219	219
gs before interest expense and tax (EBIT)	**6,365**	**778**	3,799	**17,387**	**2,125**	14,697	21,511
expense and foreign exchange gain/(loss)	**(2)**	**-**	(628)	**(1,288)**	**(157)**	294	517
before tax and minority interest	**6,363**	**778**	3,171	**16,099**	**1,968**	14,991	22,028
tax expense	**(4,039)**	**(494)**	(2,701)	**(9,301)**	**(1,137)**	(9,549)	(13,278)
y interest	**73**	**9**	43	**124**	**15**	43	15
before cumulative effect of change in iting principle	**2,397**	**293**	513	**6,922**	**846**	5,485	8,765
ative effect of change in accounting principle	-	-	-	**281**	**34**	-	-
ome	**2,397**	**293**	513	**7,203**	**880**	5,485	8,765
ıs per share before change in ting principle (in NOK and Euro)	**9.30**	**1.10**	2.00	**26.80**	**3.30**	21.30	34.00
ıs per share (in NOK and Euro)	**9.30**	**1.10**	2.00	**27.90**	**3.40**	21.30	34.00
e number of outstanding shares	**257,269,550**	**257,269,550**	257,960,532	**257,803,672**	**257,803,672**	257,745,113	257,799,411

ıtation in Euro is a convenience translation based on the exchange rate at September 30, 2003, which was 8.1817.

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		September 30,	December 31,
	2003	2003	2002	2002
Million, except per share data	NOK	EUR[1]	NOK	NOK
ASSETS				
Cash and cash equivalents	**16,461**	**2,012**	10,571	5,965
Other liquid assets	**1,742**	**213**	1,956	2,647
Receivables	**41,299**	**5,048**	39,643	40,553
Inventories	**16,876**	**2,063**	17,238	17,232
Total current assets	**76,378**	**9,336**	69,408	66,397
Property, plant and equipment, less accumulated depreciation, depletion and amortization	**114,273**	**13,967**	111,311	112,342
Other assets	**29,572**	**3,614**	28,327	28,472
Total non-current assets	**143,845**	**17,581**	139,638	140,814
Total assets	**220,223**	**26,917**	209,046	207,211
LIABILITIES AND SHAREHOLDERS' EQUITY				
Bank loans and other interest bearing short-term debt	**5,994**	**733**	8,048	7,306
Current portion of long-term debt	**1,192**	**146**	2,062	1,958
Other current liabilities	**46,663**	**5,703**	40,604	38,593
Total current liabilities	**53,849**	**6,582**	50,714	47,857
Long-term debt	**29,423**	**3,596**	33,247	30,902
Other long-term liabilities	**17,333**	**2,119**	14,325	14,633
Deferred tax liabilities	**34,299**	**4,192**	35,254	36,809
Total long-term liabilities	**81,055**	**9,907**	82,826	82,344
Minority shareholders' interest in consolidated subsidiaries	**669**	**82**	1,175	1,143
Shareholders' equity	**84,650**	**10,346**	74,331	75,867
Total liabilities and shareholders' equity	**220,223**	**26,917**	209,046	207,211

1) Presentation in Euro is a convenience translation based on the exchange rate at September 30, 2003, which was 8.1817.

NORSK HYDRO ASA and SUBSIDIARIES

ONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30, 2003	2003	2002	Year ended December 31, 2002
lion	NOK	EUR[1]	NOK	NOK
erating activities:				
t income	**7,203**	**880**	5,485	8,765
justments:				
preciation, depletion and amortization	**11,079**	**1,354**	10,206	13,912
her adjustments	**4,942**	**605**	4,093	(892)
et cash provided by operating activities	**23,224**	**2,839**	19,784	21,785
vesting activities:				
rchases of property, plant and equipment	**(10,945)**	**(1,338)**	(14,193)	(19,573)
rchases of other long-term investments	**(826)**	**(101)**	(17,171)	(18,104)
et sales (purchases) of short-term investments	**968**	**118**	(531)	(1,154)
oceeds from sales of property, plant and equipment	**739**	**90**	698	908
oceeds from sales of other long-term investments	**4,390**	**537**	1,042	1,477
et cash used in investing activities	**(5,674)**	**(694)**	(30,155)	(36,446)
nancing activities:				
an proceeds	**181**	**22**	592	707
incipal repayments	**(4,605)**	**(563)**	(3,785)	(4,196)
dinary shares purchased	**(555)**	**(68)**	-	-
dinary shares issued	**64**	**8**	53	70
vidends paid	**(2,711)**	**(331)**	(2,576)	(2,576)
et cash used in financing activities	**(7,626)**	**(932)**	(5,716)	(5,995)
reign currency effects on cash flows	**572**	**70**	(490)	(527)
et increase (decrease) in cash and cash equivalents	**10,496**	**1,283**	(16,577)	(21,183)
ash and cash equivalents at beginning of period	**5,965**	**729**	27,148	27,148
ash and cash equivalents at end of period	**16,461**	**2,012**	10,571	5,965

Presentation in Euro is a convenience translation based on the exchange rate at September 30, 2003, which was 8.1817.

NORSK HYDRO ASA and SUBSIDIARIES

Notes to the condensed consolidated financial statements

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December, 2002 included in Norsk Hydro's Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented.

2. COMPREHENSIVE INCOME

Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net investment hedges, cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the nine months ended 30 September, 2003 and 2002, was NOK 11,983 million and NOK 1,981 million, respectively. Total comprehensive income for 30 September, 2003 was higher primarily due to increase in foreign currency translation gain compared to the same period of prior year.

Total comprehensive income for the year ended December 31, 2002 was NOK 3,516 million.

3. RESTRUCTURING COSTS

In October of 2001 Hydro discontinued production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn magnesium production facilities in March of 2002, and has started the clean up and dismantling work. Dismantling and clean-up work are expected to be finalized in 2004. As part of the closure of the magnesium plant facilities, restructuring costs totaling NOK 961 million were recognized at the end of 2001; of this amount, NOK 261 million was charged as an impairment loss on the plant facilities, and NOK 40 million was related to reduction in inventories due to obsolences; the remaining NOK 660 million of restructuring costs included termination costs for customer and supplier agreements, work-force reduction costs, and dismantling and clean-up costs. Hydro recorded additional restructuring costs of NOK 59 million related to work-force reduction in the first quarter of 2002.

The initial restructuring accrual was reduced by NOK 69 million during the third quarter of 2002 due to the reversal of certain accruals relating to contract termination costs that were lower than originally anticipated.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accrual for the twelve-month period ended 31 December 2002, and the nine-month period ended 30 September 2003:

Amounts in NOK million	Demolition Costs	Workforce severance	Shutdown costs of operations	Contract termination	Total
31 December, 2001	**316**	**130**	**98**	**116**	**660**
Additions/(Deductions) [1]	-	59	-	(69)	(10)
Payment	(41)	(171)	(98)	(47)	(357)
31 December, 2002	**275**	**18**	-	-	**293**
Additions/(Deductions) [1]	-	-	-	-	-
Payment	(53)	(15)	-	-	(68)
30 September, 2003	**222**	**3**	-	-	**225**

[1] Charged to the income statement

NVENTORIES

OK million	30 September, 2003	30 September, 2002	31 December, 2002
shed goods	8,138	8,502	8,804
k in progress	2,774	2,702	2,734
materials	5,964	6,034	5,694
l	16,876	17,238	17,232

CONTINGENCIES

Iro is involved in or threatened with various legal, tax and environmental matters arising in the ordinary course of business. Iro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, idity or financial position.

CHANGES IN SHAREHOLDERS' EQUITY

NOK million	01.01-30.09 2003	01.01-30.09 2002	Year 2002
Shareholders' equity at beginning of period	**75,867**	74,793	74,793
Net income	**7,203**	5,485	8,765
Dividend declared and paid	**(2,711)**	(2,576)	(2,576)
Foreign currency translation, net	**5,181**	(5,364)	(7,207)
Hedge of net investment and cash flow hedge	**(389)**	1,885	2,312
Other items recorded directly to shareholders' equity	**(12)**	(26)	(354)
Reissue (purchase) of treasury stock	**(489)**	134	134
Shareholders' equity at end of period	**84,650**	74,331	75,867

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.
Hydro's accounting principles are included in its 2002 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on January 1, 2003 in accordance with the description in the 2002 Annual Report and in this Report.
Interim figures are unaudited.

CHANGE IN ACCOUNTING PRINCIPLES

Hydro implemented the new accounting standard for asset retirement obligations, such as decommissioning and asset removal obligation of oil and gas production platforms, facilities and pipelines [SFAS 143] beginning January 1, 2003. The new accounting standard requires that the fair value of future asset retirement obligations be recorded in the Company's balance sheet in the period it is incurred; accordingly, obligations for oil and gas installations should be recognized at the start of production. Asset retirement costs are capitalized as part of the asset's original cost and depreciated over the asset's useful life, while changes to the present value of the obligations are charged to earnings. As a result of the new accounting standard, a positive after-tax effect of NOK 310 million was recorded as "cumulative effect of change in accounting principles" in the Company's results of the first quarter of 2003. The changes also resulted in an increase in the capitalized value of fixed assets by NOK 1,101 million. The increase in the original cost of fixed assets was NOK 1,932 million and related accumulated depreciation was NOK 831 million. In addition, liabilities for asset retirement obligations increased NOK 2,418 million to NOK 4,519 million, and the deferred tax obligation increased NOK 465 million. Up to 27 June, 2003, the Norwegian State's share of removal obligation was covered by way of grant. This was accounted for as a long-term receivable of NOK 2,092 million.

On 27 June the tax regulation relating to the removal cost for oil and gas instalations on the Norwegian continental shelf were amended, as described on page 14.

The following table reconciles the reported net income, reported earnings per share and asset retirement obligations to that which would have resulted for the three months ended March 31, 2002 and for the year ended December 31, 2002, assuming SFAS 143 were adopted January 1, 2002.

ASSET RETIREMENT OBLIGATIONS

NOK million, except per share data	1.1.2002	Third quarter 2002	01.01-30.09 2002	Year 2002
Reported net income		513	5,485	8,765
Depreciation change (after tax)		(5)	(11)	(25)
Pro forma net income		508	5,474	8,740
Reported earnings per share		2.00	21.30	34.00
Depreciation change earnings per share		0.00	0.00	0.00
Pro forma earnings per share		2.00	21.30	34.00
Pro forma Asset Retirement Obligations	4,218	4,448	4,448	4,519

nergy has changed its accounting treatment for
nergy contracts in accordance with EITF 02-3, which recognition and reporting of gains and losses on contracts. As of January 1, 2003, this *standard requires* contracts that are not derivatives to be recorded at the *historical cost and fair value. Certain of these* contracts viously accounted for at their market value. The change unting treatment resulted in an after-tax charge of million to cumulative change in accounting principles.

dation of Variable Interest Entities

ry 2003, FASB Interpretation 46 "Consolidation of Variable Interest Entities" (FIN 46) was issued and addresses con- n of certain entities (variable interest entities) where the nditions for consolidation, such as control or majority terest, does not apply. Variable interest entities have ly *been referred* to as special purpose entities. The tation provides guidance on how to identify variable interest entities and how to determine which owner is the primary beneficiary *of the variable interest entity, and therefore* should consolidate the entity. The interpretation is to be applied *for variable interest* entities created after January 31, 2003. For variable interest entities created on or before January 31, 2003, the effective date for applying the provisions of FIN 46 has been deferred until year-end 2003 by FASB Staff Position FIN 46-6, "Effective Date of FASB Interpretation No. 46," issued in October 2003.

FIN 46 has not led to consolidation of units in the first quarter of 2003 which would not have been consolidated under the previous regulation. Hydro is currently in the process of *evaluating* existing arrangements to determine if they are variable interest entities. *FIN 46 may not apply to any of Hydro's investments* or arrangement. If it is determined to apply, entities may be consolidated into Hydro's consolidated financial statements.

OF NON-GAAP FINANCIAL MEASURES

. *Securities* and Exchange Commission recently adopted ons, effective as of March 28, 2003, governing the use of AAP financial measures." Non-GAAP financial measures ned in the regulations to include financial measures that xclude or include amounts that are not excluded from or d in the most directly comparable measure calculated sented in accordance with GAAP. EBITDA is considered measure.

iscussion on operating results, *Hydro refers to certain* AP financial measures including EBITDA and Operating excluding infrequent or non-recurring items. Hydro's ement makes regular use of these measures to evaluate rmance, both in absolute terms and comparatively from o period. These measures are viewed by management iding a better understanding – for management and s – of the underlying operating results of its business nts for the period under evaluation. Hydro manages long- bt and taxes on a group basis. Therefore, net income is ed only for the group as a whole.

steering model, referred to as Value-Based Manage- *eflects managements focus* on cash flow-based perform- dicators. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as "Other income, net" in the income statement. It excludes depreciation, write-downs and amortization, *as well as amortization of excess values in non-*consolidated investees. Hydro's definition of EBITDA may differ *from that of other companies.*

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of the company's operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

EBITDA for the core business areas are presented in the table below, in addition to a reconciliation of EBITDA to net income at *the* Company level. A reconciliation of EBITDA to operating income for the core business areas and sub-segments is presented on page 29 of this report.

RECONCILIATION TO NET INCOME

	Third quarter		01.01-30.09		Year
NOK million	**2003**	2002	**2003**	2002	2002
Hydro Oil and Energy	**7,745**	5,451	**22,687**	17,453	25,340
Hydro Aluminium	**1,498**	827	**4,689**	3,018	4,334
Hydro Agri	**989**	719	**3,264**	3,300	3,945
Other Activities	**258**	365	**808**	711	1,044
Corporate and Eliminations	**(76)**	128	**(593)**	721	995
Total EBITDA 1)	**10,414**	7,490	**30,855**	25,203	35,658
Depreciation, depletion and amortization	**(3,933)**	(3,569)	**(11,079)**	(10,206)	(13,912)
Amortization of excess values in non-consolidated investees	**(116)**	(122)	**(182)**	(300)	(235)
Other income (expense) non-cash 2)	**-**	-	**(2,207)**	-	-
Interest expense	**(652)**	(761)	**(2,100)**	(2,422)	(3,189)
Capitalized interest	**207**	162	**569**	437	607
Net foreign exchange gain/(loss)	**475**	30	**324**	2,405	3,262
Other financial items	**(32)**	(59)	**(81)**	(126)	(163)
Income before tax and minority interest	**6,363**	3,171	**16,099**	14,991	22,028
Income tax expense	**(4,039)**	(2,701)	**(9,301)**	(9,549)	(13,278)
Minority interest	**73**	43	**124**	43	15
Income before cumulative effect of change in accounting principle	**2,397**	513	**6,922**	5,485	8,765
Cumulative effect of change in accounting principle	**-**	-	**281**	-	-
Net income	**2,397**	513	**7,203**	5,485	8,765

1) EBITDA: Earnings Before Interest, Taxes, Depreciation and Amotization.
2) The amount relates to the reversal of an expected state grant pertaining to an asset removal obligation.

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, *is included in the* presentation of the business areas.

NON-RECURRING OR INFREQUENT ITEMS

Hydro also identifies items of a non-recurring or infrequent *nature in discussing operating results. These* items reflect activities or events which management believes are not indicative of expected trends and outcomes arising from normal, recurring business operations. Generally such items arise as a result of very substantial initiatives including major turnarounds and other transforming events or material events and transactions which are not expected to occur often in the normal course of business. Non-recurring or infrequent items include but are not limited to :

- costs related to major improvement programs (which will vary from period to period and in certain periods *may be insignificant*, but which are identified nonetheless to enable investors *to understand the total impact of such programs*)
- material changes in the value of assets or liabilities related to infrequent events or *major, unusual circumstances*
- material gains or losses related to infrequent or non-recurring events or transactions

In general, Hydro excludes these items from financial measures calculated and presented in accordance with GAAP. This is not done with respect to other smaller, less comprehensive cost reduction programs, efficiency initiatives and business expansion activities which are viewed as normal, *recurring activities* and do not take away from investors' understanding of the underlying business *performance.*

NORSK HYDRO ASA and SUBSIDIARIES

IVIDUAL OPERATING SEGMENT

TING REVENUES

	Third quarter		01.01-30.09		Year
llion	**2003**	2002	**2003**	2002	2002
ion and Production	**9,014**	8,001	**27,220**	23,695	32,970
and Oil Marketing	**12,032**	11,239	**35,839**	32,960	45,915
ions	**(6,479)**	(7,070)	**(19,697)**	(18,304)	(23,040)
)il and Energy	**14,567**	12,170	**43,362**	38,351	55,845
	9,602	10,416	**30,171**	29,485	39,646
'roducts	**4,716**	4,388	**14,017**	10,634	14,790
n and Automotive	**5,925**	6,017	**18,320**	18,393	24,245
nd eliminations	**(3,134)**	(4,057)	**(10,473)**	(10,096)	(13,630)
luminium	**17,109**	16,764	**52,035**	48,416	65,051
gri	**9,443**	8,295	**27,784**	26,421	33,348
ctivities	**2,973**	5,957	**11,085**	17,117	21,769
ite and eliminations	**(2,235)**	(2,373)	**(7,017)**	(7,272)	(8,973)
	41,857	40,813	**127,249**	123,033	167,040

NAL REVENUES

	Third quarter		01.01-30.09		Year
llion	**2003**	2002	**2003**	2002	2002
tion and Production	**2,984**	974	**8,679**	5,461	10,136
and Oil Marketing	**10,579**	10,128	**32,119**	29,945	41,929
ions	**(367)**	(208)	**(1,176)**	(706)	(965)
)il and Energy	**13,196**	10,894	**39,622**	34,700	51,100
	6,460	6,547	**19,900**	19,418	26,025
'roducts	**4,636**	4,191	**13,623**	10,183	14,135
n and Automotive	**5,914**	6,001	**18,272**	18,335	24,186
ıd eliminations	**49**	(137)	**117**	112	162
luminium	**17,059**	16,602	**51,912**	48,048	64,508
gri	**9,396**	8,195	**27,586**	26,013	32,818
tivities	**2,186**	5,112	**8,221**	14,243	17,988
te and eliminations	**20**	10	**(92)**	29	626
	41,857	40,813	**127,249**	123,033	167,040

NORSK HYDRO ASA and SUBSIDIARIES

INTERNAL REVENUES

	Third quarter		01.01-30.09		Year
NOK million	**2003**	2002	**2003**	2002	2002
Exploration and Production	**6,030**	7,027	**18,541**	18,234	22,834
Energy and Oil Marketing	**1,453**	1,111	**3,720**	3,015	3,986
Eliminations	**(6,112)**	(6,862)	**(18,521)**	(17,598)	(22,075)
Hydro Oil and Energy	**1,371**	1,276	**3,740**	3,651	4,745
Metals	**3,142**	3,869	**10,271**	10,067	13,621
Rolled Products	**80**	197	**394**	451	655
Extrusion and Automotive	**11**	16	**48**	58	59
Other and eliminations	**(3,183)**	(3,920)	**(10,590)**	(10,208)	(13,792)
Hydro Aluminium	**50**	162	**123**	368	543
Hydro Agri	**47**	100	**198**	408	530
Other activities	**787**	845	**2,864**	2,874	3,781
Corporate and eliminations	**(2,255)**	(2,383)	**(6,925)**	(7,301)	(9,599)
Total	**-**	-	**-**	-	-

DEPRECIATION, DEPLETION AND AMORTIZATION

	Third quarter		01.01-30.09		Year
NOK million	**2003**	2002	**2003**	2002	2002
Exploration and Production	**2,217**	2,021	**6,594**	6,068	8,242
Energy and Oil Marketing	**148**	187	**439**	570	764
Eliminations	**-**	-	**-**	-	-
Hydro Oil and Energy	**2,365**	2,208	**7,033**	6,638	9,006
Metals	**388**	316	**1,090**	833	1,117
Rolled Products	**154**	116	**449**	268	496
Extrusion and Automotive	**359**	256	**923**	729	1,010
Other and eliminations	**-**	-	**-**	-	-
Hydro Aluminium	**901**	688	**2,462**	1,830	2,623
Hydro Agri	**305**	269	**829**	870	1,172
Other activities	**359**	402	**747**	858	1,100
Corporate and eliminations	**3**	2	**8**	10	11
Total	**3,933**	3,569	**11,079**	10,206	13,912

NG INCOME (LOSS)

	Third quarter		01.01-30.09		Year
on	**2003**	2002	**2003**	2002	2002
n and Production	**4,579**	2,583	**13,168**	8,660	13,137
d Oil Marketing	**739**	587	**2,001**	1,903	2,784
ns	**4**	-	**(20)**	-	26
and Energy	**5,322**	3,170	**15,149**	10,563	15,947
	571	441	**1,685**	1,265	1,690
oducts	**18**	(18)	**71**	(108)	(295)
and Automotive	**(4)**	12	**38**	43	14
d eliminations	**(55)**	(23)	**(47)**	268	289
minium	**530**	412	**1,747**	1,468	1,698
ri	**464**	436	**1,893**	1,998	2,207
ivities	**(318)**	19	**(424)**	(7)	13
e and eliminations	**(268)**	(92)	**(1,244)**	(177)	(24)
	5,730	3,945	**17,121**	13,845	19,841

	Third quarter		01.01-30.09		Year
ion	**2003**	2002	**2003**	2002	2002
on and Production	**6,814**	4,624	**19,812**	14,864	21,593
nd Oil Marketing	**927**	827	**2,895**	2,589	3,721
ons	**4**	-	**(20)**	-	26
and Energy	**7,745**	5,451	**22,687**	17,453	25,340
	991	474	**3,162**	1,739	2,703
oducts	**184**	101	**567**	211	258
and Automotive	**377**	274	**1,006**	799	1,084
d eliminations	**(54)**	(22)	**(46)**	269	289
minium	**1,498**	827	**4,689**	3,018	4,334
ri	**989**	719	**3,264**	3,300	3,945
ivities	**258**	365	**808**	711	1,044
e and eliminations	**(76)**	128	**(593)**	721	995
	10,414	7,490	**30,855**	25,203	35,658

OPERATING INCOME - EBIT – EBITDA *THIRD QUARTER 2003*

NOK million	**Operating income (loss)**	Non-cons. investees	Interest income	Selected Financial items	Other income	**EBIT**	Depr. and Amort.	**EBITDA**
Exploration and Production	**4,579**	7	8	2	-	**4,596**	2,218	**6,814**
Energy and Oil Marketing	**739**	(9)	8	(12)	-	**726**	201	**927**
Eliminations	**4**	-	-	(1)	-	**3**	1	**4**
Hydro Oil and Energy	**5,322**	(2)	16	(11)	-	**5,325**	2,420	**7,745**
Metals	**571**	15	(1)	6	-	**591**	400	**991**
Rolled Products	**18**	(1)	(2)	1	-	**16**	168	**184**
Extrusion and Automotive	**(4)**	18	5	(2)	-	**17**	360	**377**
Other and eliminations	**(55)**	-	-	-	-	**(55)**	1	**(54)**
Hydro Aluminium	**530**	32	2	5	-	**569**	929	**1,498**
Hydro Agri	**464**	126	64	(3)	-	**651**	338	**989**
Other activities	**(318)**	25	13	39	139	**(102)**	360	**258**
Corporate and eliminations	**(268)**	-	183	7	-	**(78)**	2	**(76)**
Total	**5,730**	181	278	37	139	**6,365**	4,049	**10,414**

OPERATING INCOME – EBIT – EBITDA 01.01-30.09.2003

NOK million	**Operating income (loss)**	Non-cons. investees	Interest income	Selected Financial items	Other income	**EBIT**	Depr. and Amort.	**EBITDA**
Exploration and Production	**13,168**	16	23	5	-	**13,212**	6,600	**19,812**
Energy and Oil Marketing	**2,001**	62	23	(12)	326	**2,400**	495	**2,895**
Eliminations	**(20)**	-	-	-	-	**(20)**	-	**(20)**
Hydro Oil and Energy	**15,149**	78	46	(7)	326	**15,592**	7,095	**22,687**
Metals	**1,685**	324	3	22	-	**2,034**	1,128	**3,162**
Rolled Products	**71**	1	5	1	-	**78**	489	**567**
Extrusion and Automotive	**38**	33	14	(5)	-	**80**	926	**1,006**
Other and eliminations	**(47)**	-	-	-	-	**(47)**	1	**(46)**
Hydro Aluminium	**1,747**	358	22	18	-	**2,145**	2,544	**4,689**
Hydro Agri	**1,893**	363	147	(4)	-	**2,399**	865	**3,264**
Other activities	**(424)**	53	98	171	162	**60**	748	**808**
Corporate and eliminations	**(1,244)**	(2)	591	36	(2,190)	**(2,809)**	2,216[1]	**(593)**
Total	**17,121**	850	904	214	(1,702)	**17,387**	13,468	**30,855**

1) Includes non-cash charge relating to an expected state grant pertaining to an asset *removal obligation* of NOK 2,207 million.

NORSK HYDRO ASA and SUBSIDIARIES

NTS 1)

	Third quarter 2003	Third quarter 2002	01.01-30.09 2003 2)	01.01-30.09 2002	Year 2002
ınd Production	**2,307**	1,911	**8,033**	11,767	14,074
Dil Marketing	**290**	115	**735**	341	622
	-	-	-	-	-
d Energy	**2,597**	2,026	**8,768**	12,108	14,696
	984	922	**2,523**	12,058	12,728
ıcts	**89**	54	**203**	7,060	7,437
d Automotive	**387**	256	**920**	4,629	5,153
iminations	-	-	-	-	-
ıium	**1,460**	1,232	**3,646**	23,747	25,318
	451	260	**768**	886	1,543
es	**129**	165	**473**	2,763	3,115
ıd eliminations	**43**	29	**58**	263	1,044
	4,680	3,712	**13,713**	39,767	45,716

property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advancesand investments in
lated investees.
ct of change in accounting principle (FAS 143). Non-cash increase in investment of NOK 1,932 million.

	2003 3rd qtr	2003 2nd qtr	2003 1st qtr	2002 4th qtr	2002 3rd qtr	2002 2nd qtr	2002 1st qtr
ınd Production	**6,814**	5,228	7,770	6,729	4,624	5,311	4,929
Dil Marketing	**927**	1,048	920	1,132	827	844	918
	4	(2)	(22)	26	-	-	-
d Energy	**7,745**	6,274	8,668	7,887	5,451	6,155	5,847
	991	1,124	1,047	964	474	715	550
cts	**184**	215	168	47	101	82	28
d Automotive	**377**	300	329	285	274	331	194
minations	**(54)**	(20)	28	20	(22)	164	127
ıium	**1,498**	1,619	1,572	1,316	827	1,292	899
	989	1,073	1,202	645	719	1,198	1,383
es	**258**	290	260	333	365	183	163
ıd eliminations	**(76)**	21	(538)	274	128	297	296
	10,414	9,277	11,164	10,455	7,490	9,125	8,588

NORSK HYDRO ASA and SUBSIDIARIES

QUARTERLY RESULTS

NOK million	2003 3rd qtr	2003 2nd qtr	2003 1st qtr	2002 4th qtr	2002 3rd qtr	2002 2nd qtr	2002 1st qtr
Operating revenues	**41,857**	40,578	44,814	44,007	40,813	44,454	37,766
Operating income	**5,730**	4,619	6,772	5,996	3,945	5,077	4,823
EBITDA	**10,414**	9,277	11,164	10,455	7,490	9,125	8,588
Net income	**2,397**	2,324	2,482	3,280	513	2,840	2,132
Earnings per share (NOK)	**9.30**	9.00	9.60	12.70	2.00	11.00	8.30

EUR million	2003 3rd qtr	2003 2nd qtr	2003 1st qtr	2002 4th qtr	2002 3rd qtr	2002 2nd qtr	2002 1st qtr
Operating revenues	**5,116**	4,915	5,660	6,049	5,555	5,996	4,897
Operating income	**700**	559	855	824	537	685	625
EBITDA	**1,273**	1,124	1,410	1,437	1,019	1,231	1,114
Net income	**293**	281	313	451	70	383	276
Earnings per share (EUR)	**1.10**	1.10	1.20	1.80	0.30	1.50	1.10
Amounts have been converted to Euro for convenience using the end exchange rate (NOK/EUR) in effect during the quarters as follows:	**8.1817**	8.2559	7.9176	7.2754	7.3469	7.4145	7.7116

/ ACQUISITION

ıary 2002, Hydro entered into an agreement to purchase
ɔutstanding shares of the German aluminum company,
uminium AG, a leading aluminum company in Europe.
quisition was completed on March 15, 2002. VAW is
ːd in Hydro's consolidated results from that date. VAW had
ons in more than 20 countries. The major part of these
ɜs are located in the EU. In addition, VAW had important
ons located in North America and the Pacific region. VAW
integrated into Hydro's aluminium operations.

nsideration for VAW amounts to EURO 1,911 million (NOK
llion). In addition, interest-bearing debt of EURO 703 mil-
OK 5.5 billion) and pension obligations of approximately
410 million (NOK 3.2 billion) were assumed. The acquisi-
ıs financed by Hydro's cash holdings.

Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. The purchase price allocation is based on estimates for fair value of assets and liabilities in VAW, and was completed during first quarter 2003. Excess values are for the most part allocated to tangible fixed assets. *The allocation does not indicate material goodwill in the transaction.*

Because VAW's inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the period after acquisition. The effect was approximately NOK 200 million.

nillion	
ınary allocation of purchase price:	
ənd cash equivalents	410
current assets	11,597
·ty, *plant and equipment, less accumulated depreciation*, depletion and amortization	16,592
assets	6,140
:urrent liabilities	(9,517)
ɔng-term liabilities	(10,022)
:y shareholders' interest in consolidated subsidiaries	(356)
ıted fair value of assets in VAW as of March 15, 2002	14,844

·ORMA INFORMATION

llowing unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2002.

nillion	Third quarter 2002	01.01-30.09 2002	Year 2002
ıting revenues	40,560	129,148	174,630
ıting income	3,945	14,392	20,554
›A	7,490	25,914	36,878
come	513	5,692	9,125
gs per share in NOK	2.00	22.10	35.30

results have been translated into Norwegian kroner at
ɟe exchange rates. Pro forma adjustments are made for
r value adjustments relating to assets and liabilities,
ciation and the amortization of these adjustments as well
ınce cost of the acquisition price and deferred tax related
above mentioned adjustments.

However, no adjustment has been made for the fair valuation of inventories. *Significant sales between the companies are eliminated.*

The effect of other acquisitions and divestitures on accounting results for 2002 is not material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: 20 October, 2003

APPENDIX 2. Financial Review 2001 vs 2000

Hydro's net income after tax in 2001 was NOK 7,892 million (NOK 30.50 per share) compared to NOK 13,981 million (NOK 53.40 per share) in 2000. The reduction primarily resulted from lower crude oil prices and lower prices and margins in the Light Metals area. In addition, net income for 2001 included an after tax gain related to divestments of businesses of NOK 520 million (NOK 2.00 per share) compared to NOK 2,800 million (NOK 10.70 per share) for the previous year. The impact of weaker markets became apparent during the second half of the year. The Agri area delivered good results, continuing to reduce costs while increasing market share.

Operating Results

Operating revenues in 2001 decreased approximately 3 percent to NOK 152,835 million from NOK 156,861 million in 2000.

Operating income of NOK 21,083 million was roughly 26 percent below the record result in 2000. EBITDA for 2001 was NOK 37,757 million, a decline of 19 percent compared to the prior year. The overall decline was primarily due to weaker markets and restructuring costs in 2001. Hydro changed the way it allocates pension costs to its Norwegian operations in 2000. Previously, costs were determined based on the number of years of service resulting in a concentration of the total costs towards the end of the service period. The change resulted in nonrecurring charges to the segments with a corresponding credit of NOK 2,007 million reflected in Corporate, which is included in Corporate's net periodic pension credit.

Earnings from non-consolidated investees were reduced by NOK 106 million to NOK 566 million, primarily as a result of foreign currency losses on alumina operations in Brazil, of which Hydro's share amounted to NOK 159 million.

Other Income, which consists of pretax gains on divestments of businesses, was on a lower scale than in the previous year. For 2001 these gains represented before tax in the amount of NOK 578 million in 2001 compared to NOK 3,161 million in the prior year. The most significant amounts in 2001 related to the sale of Hydro Seafood's UK operation, plus the sale of electricity grid in Norway.

Financial items

Net financial expenses in 2001 were NOK 762 million compared to NOK 2,158 million in 2000. The decrease reflected the Company's increased cash balances resulted in increased interest earnings. Currency losses were somewhat lower than the previous year notwithstanding losses of approximately NOK 130 million relating to the devaluation of the Argentine peso at the end of 2001.

Net interest bearing debt at the end of 2001 was NOK 21.1 billion, a reduction of NOK 8.6 billion from the end of the prior year.

Taxes

The provision for current and deferred taxes for 2001 amounted to NOK 13,750 million, representing 64 percent of pretax income. The corresponding figure in 2000 was NOK 16,178 million, equivalent to 54 percent of pretax income. The tax percentage for 2000 was influenced by the gains on the sales of operations included in Other Income, which were taxed at a lower rate. Excluding the effects of these gains, the tax percentage would have been approximately 59 percent for 2000. The increase in the effective tax rate for 2001 resulted from the relatively larger share of earnings from oil and gas activities in Norway, which were taxed at a marginal tax rate of 78 percent.

Reorganization of the reporting structure in the first quarter of 2002 resulted in certain changes in segment reporting. Hydro's three core business areas remain the same, but the sub-segments within each core business area have been revised. In addition, certain operations identified as non-core

activities have been included in "Other Activities". These include Petrochemicals and A/S Korn- og Foderstof Kampagniet (KFK). The financial review comparison for 2001 to 2000 for the above mentioned three core areas disclosed below has been revised to be consistent with the 2002 financial review at the business area level.

OIL AND ENERGY

Revenues and market conditions

Operating revenues declined approximately 6 percent to NOK 52,016 million from NOK 55,123 million in the prior year, primarily as a result of lower crude oil prices and lower refined product prices. However, average production of oil and gas increased by approximately one percent compared to 2000. Oil production outside the NCS increased toward the end of the year as the Girassol field in Angola came on stream. Crude oil prices fell sharply in the latter of 2001 due to global recession and OPEC's production policy in 2001. The growth in global oil demand for 2001 was the weakest since 1985. Additionally, the terrorist attacks in the US on September 11, 2001 increased uncertainty, causing a further reduction in demand for crude oil.

Operating costs

Hydro's total expenditures for exploration of oil and gas and appraisal of discoveries increased approximately 12 percent from 2001 to 2000. Exploration costs charged to results were NOK 1,400 million in 2001 compared to NOK 1,701 million in the prior year. The increase was primarily attributable to higher international exploration activity reflecting Hydro's strategy to expand its international oil and gas portfolio. For Energy, refining costs per barrel (comprising both fixed and variable processing costs) increased from NOK 12.3 in 2000 to NOK 13.0 in 2001 as a result of the reduced throughput caused by a five-week refinery outage at the Scanraff refinery, Hydro's partly owned refinery located in Sweden. Product variable costs for refined oil products decreased in 2001 as a result of lower oil prices.

Operating income and EBITDA

Operating income for Oil and Energy was NOK 19,178 million in 2001 compared to NOK 21,804 million in 2000. EBITDA was NOK 27,604 million in 2001 compared to NOK 30,641 million in 2000, approximately a 10 percent decrease. The decline in operating income was primarily due to lower crude oil prices and refined product prices. EBITDA for 2001 included a NOK 179 million gain on the sale of electricity grid assets. EBITDA for 2000 was positively influenced by a gain of NOK 387 million relating to the sale of UK oil and gas operations. EBITDA for both 2001 and 2000 was influenced by nonrecurring pension charges.

HYDRO LIGHT METALS

Revenues and market conditions

Operating revenues for 2001 of NOK 51,083 million were essentially flat compared to 2000. The Metals sub-segment increased by NOK 992 million in 2001 compared to the prior year and was offset by a net decline of NOK 1,039 million in 2001 compared to 2000 in the other Light Metals subsegments. The downturn in the business cycle in the second half of 2001 resulted in lower prices and lower margins for both primary aluminium and all fabricated products. Shipments of primary aluminium in the Western World in 2001 decreased roughly 6 percent compared with 2000 representing the largest year-to-year decline since 1981. The downturn was particularly pronounced in the US for primary aluminium and extruded products. In view of these market developments, the average three-month price for primary aluminium on the LME decreased by approximately 7 percent to US dollar 1,454 per tonne in 2001 compared to US dollar 1,567 per tonne in 2000. Realized average aluminium prices in 2001, in NOK, were marginally higher than in 2000. Slightly lower average

prices, in USD, were offset by a stronger USD/NOK exchange rate. In November 2001, Hydro signed an agreement to acquire the French building systems Technal group for a price of EUR 73 million (NOK 580 million) and the assumption of NOK 307 million in debt.

Operating costs

In 2001, the total operating costs of Hydro's smelters increased by approximately 7 percent compared to the prior year. The biggest component of total operating costs is the cost of raw materials and energy for primary aluminium production, consisting principally of alumina, electricity, and carbon anode (consumed in the smelting process). Raw material and energy costs, per tonne of primary aluminium produced, increased approximately 8 percent in 2001 compared to the prior year.

Responding to market conditions (most notably, the declining demand) in 2001, Hydro implemented several measures aimed at reducing production volumes and saving costs. During the year, Extrusion reduced its European and US extrusion press capacity by approximately 10 percent. This was accomplished primarily by temporary measures such as adjusting factory shifts and reducing staffing. In addition, local market conditions and cost considerations led to the complete shut down of 2 presses. Related workforce reductions during 2001 represented approximately 300 man years.

Operating income and EBITDA

Operating income for Light Metals in 2001 was NOK 185 million compared to NOK 3,336 million in 2000. EBITDA for 2001 was NOK 2,543 million compared to NOK 5,501 million in 2000. The decline in operating results was largely attributable to the deterioration in market conditions, particularly in the second half of 2001. In addition, EBITDA declined in 2001 primarily due to losses on aluminium options of NOK 545 million, lower margins at metal plants and the positive effects in 2000 of exceptional metal trading results. Hydro decided in October 2001 to close down its primary magnesium production plant in Porsgrunn, Norway. EBITDA for 2001 included NOK 700 million representing closure costs and costs for workforce reductions. In addition, operating income for 2001 included a write-down of NOK 261 million of fixed assets related to this closure.

HYDRO AGRI

Revenues and market conditions

Hydro Agri's operating revenues increased in 2001 to NOK 37,407 million compared to NOK 36,607 million in the prior year, an increase of approximately 2 percent. The increase in operating revenues reflected improved fertilizer prices and increased sales volumes outside Europe, primarily Latin America and Asia, offsetting lower volumes sold in Europe. As mentioned above, the subsegment, KFK, has been moved to "Other Activities" to be consistent with the 2002 reporting structure.

Operating costs

Average prices for the most important nitrogen products and chemicals (primarily natural gas) increased sharply in 2001. The average ammonia price (another primary raw material) increased only slightly, although there was a sharp decline in price in 2001 from the exceptionally high level at yearend 2000.

The Hydro Agri Turnaround program was completed at the end of 2001 achieving total manning reductions of approximately 3,750 people and annual cost reductions of approximately NOK 2,900 million compared to the 1998 level (approximately NOK 200 million was cost savings related to Gas and Chemicals sub-segment). This resulted in total savings in cost by more than 30 percent. Operating results in 2001 included approximately NOK 300 million in redundancy and other costs related to the staffing reductions compared to NOK 460 million in 2000.

Costs in 2001 also included losses and write-downs totalling NOK 126 million related to the disposal of Oleochemicals and other non-core business activities.

Operating income and EBITDA

Operating income for 2001 was NOK 2,114 million compared to NOK 1,303 million in 2000. EBITDA was NOK 4,402 million in 2001 compared to NOK 3,553 million in 2000. The increase in operating income and EBITDA compared to the prior year was primarily due to improved fertilizer prices partially offset by reduced sales volumes. Nonrecurring charges of NOK 239 million reduced EBITDA, compared with nonrecurring charges of NOK 731 million in 2000.

OTHER ACTIVITIES

Other Activities include Petrochemicals, Pronova, the industrial casualty insurance company, Industriforsikring, Hydro Business Partner, Hydro Technology and Projects, and KFK.

Petrochemicals

Revenues and market conditions

Petrochemicals' operating revenues decreased by approximately 14 percent in 2001, compared to 2000. The reduction is primarily due to lower average product prices, particularly suspension polyvinyl chloride (S-PVC) prices. Hydro's average realized prices for S-PVC was approximately 26 percent lower in 2001 than in 2000 as a result of a decline in demand. Noretyl, in which Hydro's share was reduced to 50 percent with effect from January 1, 2001, was reported as a non-consolidated investee. As a result, earnings from non-consolidated investees were higher and operating income was lower than compared to 2000.

Operating costs

Total raw material costs for Petrochemicals were at a similar level compared to the previous year. Total fixed costs (excluding a one-time pension adjustment in 2000 and other non-recurring costs) were reduced in 2001 compared to 2000 reflecting reduced staffing and improved work processes.

Operating income and EBITDA

Petrochemicals' operating income/(loss) in 2001 was NOK (101) million compared to NOK 265 million in the prior year. EBITDA was NOK 363 million in 2001 compared to NOK 662 million in the prior year, a decrease of 45 percent. EBITDA for 2001 was negatively affected by nonrecurring items in the amount of approximately NOK 225 million relating to the costs of staffing reductions and demolition and cleanup costs for the Porsgrunn, Norway facility. This was partly offset by a gain of NOK 59 million on the sale of Singapore Polymer Corporation (SPC). Non-recurring costs in 2000, mainly relating to pensions, were around NOK 173 million.

EBITDA for Other activities was NOK 1,215 million, a decline of NOK 1,735 million compared to 2000. At the end of 2000, the Company sold Hydro Seafood resulting in a gain of NOK 1,609 million. Hydro Seafood's British operations were sold in 2001 resulting in a gain of NOK 418 million. The results for 2000 were also positively influenced by Hydro Seafood's operating results up to the time of sale. In 2001, staffing reductions at the Company's Grenland industrial site in Norway resulted in a nonrecurring charge of NOK 300 million. Underlying operating results improved by approximately NOK 40 million excluding the effects of the divestment of Hydro Seafood and the nonrecurring charges described above.

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Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo, Norway

ABG Sundal Collier Norge ASA
Munkedammsveien 45D
P.O. Box 1444 Vika
N-0115 Oslo, Norway

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